#7 Manually signed - original

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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08058687

FORM 1 - A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

Commission file number: 000-49950

HIGH VELOCITY ALTERNATIVE ENERGY CORP.

(Name of small business issuer in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

98-0232018

(I.R.S. Employer Identification No.)

Received SEC
OCT 17 2008
Washington, DC 20549

75 Montebello Road, Suffern, NY 10524

(Address of Principal executive offices) (Zip Code)

Issuer's telephone number: (845) 368-3449

The number of shares of Common Stock outstanding, as of September 29, 2008 was: 69,601,384

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PROCESSED
OCT 28 2008 MF
THOMSON REUTERS

HIGH VELOCITY ALTERNATIVE ENERGY CORP.

(Exact name of Company as set forth in Charter)

Type of securities offered: Common Stock

Maximum number of securities offered: Thirty million (30,000,000) common shares (post-split shares)

Minimum number of securities offered: One million four hundred twenty eight thousand, five hundred seventy one (1,428,571) common shares (post-split shares)

Price per security: $ .07 per share

Total proceeds: If maximum sold: $2,100,000; If minimum sold: $100,000

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No
If yes, what percent is commission of price to public? ____% N/A

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [X] Yes [ ] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*

INSTRUCTION: The Cover Page of the Offering Circular is a summary of certain essential information and should be kept on one page if at all possible. For purposes of characterizing the Company on the cover page, the term "development stage" has the same meaning as that set forth in Statement of Financial Accounting Standards No. 7 (June 1, 1975).

Item __. Exhibits

Index to Exhibits

SEC Reference Number	Title of Document
3.1	Articles of Incorporation of the Registrant, as amended (1)
3.2	By-laws of the Registrant, as amended (1)
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (2)
32.1	Certification of Chief Executive and Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted, pursuant to section 906 of the Sarbanes-Oxley act of 2002 (2)

(1) Previously filed as an exhibit to the Company's Form 10-SB filed on June 26, 2001, and subsequent filings

(2) Filed herewith

INCORPORATION BY REFERENCE

INCORPORATION BY REFERENCE - PLEASE SEE ALL SEC DOCUMENTS ATTACHED BELOW. HARD COPIES ARE IN SECTION 1, SECTION 2 AND SECTION 3.
ALL ATTACHED IN BOXES 1 THROUGH BOX 3.

Index to SEC documents Section 1 (Time Period September 2006 through September 2008):

Items 1 - 40 [XML]

Form	Formats	Description	Filing Date	File/Film No
15-12G	[html][text] 15 KB	Securities registration termination [Section 12(g)] Acc-no: 0001140361-08-021761 (34 Act)	2008-09-23	000-49950 081084941
8-K	[html][text] 145 KB	Current report, items 5.02, 7.01, and 9.01 Acc-no: 0001140361-08-019111 (34 Act)	2008-08-13	000-49950 081011646
8-K	[html][text] 30 KB	Current report, items 7.01 and 9.01 Acc-no: 0001140361-08-016319 (34 Act)	2008-07-02	000-49950 08932992
8-K	[html][text] 57 KB	Current report, items 1.01, 5.02, 8.01, and 9.01 Acc-no: 0001140361-08-014913 (34 Act)	2008-06-12	000-49950 08895514
NT 10-K	[html][text] 13 KB	Notification of inability to timely file Form 10-K 405, 10-K, 10-KSB 405, 10-KSB, 10-KT, or 10-KT405 Acc-no: 0001140361-08-008232 (34 Act)	2008-04-01	000-49950 08727356
8-K	[html][text] 28 KB	Current report, items 7.01 and 9.01 Acc-no: 0001140361-08-006128 (34 Act)	2008-03-07	000-49950 08673512
SC 13D	[html][text] 60 KB	General statement of acquisition of beneficial ownership Acc-no: 0001144204-08-013932 (34 Act)	2008-03-07	005-79284 08672990
8-K	[html][text] 18 KB	Current report, item 8.01 Acc-no: 0001140361-08-004957 (34 Act)	2008-02-25	000-49950 08640207
S-8	[html][text] 276 KB	Securities to be offered to employees in employee benefit plans Acc-no: 0001140361-08-003498 (33 Act)	2008-02-11	333-149156 08592343
8-K	[html][text] 50 KB	Current report, items 5.02, 8.01, and 9.01 Acc-no: 0001140361-08-002775 (34 Act)	2008-02-05	000-49950 08575053
10QSB	[html][text] 352 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001140361-08-001909 (34 Act)	2008-01-25	000-49950 08548553
10QSB	[html][text] 328 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001140361-08-001871 (34 Act)	2008-01-24	000-49950 08547432
10QSB	[html][text] 308 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001140361-08-001842 (34 Act)	2008-01-24	000-49950 08546865
10KSB	[html][text] 823 KB	Optional form for annual and transition reports of small business issuers [Section 13 or 15(d), not S-B Item 405] Acc-no: 0001140361-08-000887 (34 Act)	2008-01-09	000-49950 08518954
DEF 14C	[html][text] 191 KB	Other definitive information statements Acc-no: 0001140361-07-019252 (34 Act)	2007-10-04	000-49950 071155529
PRE 14C	[html][text] 172 KB	Other preliminary information statements Acc-no: 0001140361-07-018509 (34 Act)	2007-09-21	000-49950 071129494
8-K	[html][text] 38 KB	Current report, items 5.02, 8.01, and 9.01 Acc-no: 0001140361-07-018257 (34 Act)	2007-09-17	000-49950 071120881
UPLOAD	[html][text] 39 KB	**[Cover]**Acc-no: 0000000000-07-034007	2007-07-12	
8-K	[html][text] 40 KB	Current report, items 8.01 and 9.01 Acc-no: 0001140361-07-013108 (34 Act)	2007-06-29	000-49950 07948399
8-K/A	[html][text] 20 KB	**[Amend]**Current report, item 1.02 Acc-no: 0001140361-07-013042 (34 Act)	2007-06-28	000-49950 07945387
DEFR14C	[html][text] 219 KB	Revised information statement materials, definitive Acc-no: 0001044391-07-000041 (34 Act)	2007-05-15	000-49950 07853650
CORRESP	[html][text] 77 KB	**[Cover]**Correspondence Acc-no: 0001044391-07-000033	2007-04-26	
CORRESP	[html][text] 123 KB	**[Cover]**Correspondence Acc-no: 0001044391-07-000031	2007-04-26	

DEF 14C	[html][text]	219 KB	Other definitive information statements Acc-no: 0001044391-07-000029 (34 Act)	2007-04-25	000-49950 07786648
NTN 10K	[html][text]	10 KB	Notices of Late Filings of Form 10-K or 10-KSB Acc-no: 0001140361-07-007175 (34 Act)	2007-04-04	000-49950 07748929
8-K	[html][text]	25 KB	Current report, item 8.01 Acc-no: 0001044391-07-000027 (34 Act)	2007-03-28	000-49950 07723769
8-K	[html][text]	35 KB	Current report, items 5.02 and 9.01 Acc-no: 0001044391-07-000025 (34 Act)	2007-03-21	000-49950 07708887
8-K	[html][text]	23 KB	Current report, item 8.01 Acc-no: 0001044391-07-000023 (34 Act)	2007-03-14	000-49950 07693259
8-K	[html][text]	315 KB	Current report, items 1.01, 3.02, 5.02, and 5.03 Acc-no: 0001044391-07-000019 (34 Act)	2007-03-07	000-49950 07678483
S-8 POS	[html][text]	53 KB	Securities to be offered to employees in employee benefit plans, post-effective amendments Acc-no: 0001138593-07-000001 (33 Act)	2007-01-23	333-139541 07544732
UPLOAD	[html][text]	144 KB	**[Cover]**Acc-no: 0000000000-06-063425	2006-12-29	
S-8	[html][text]	74 KB	Securities to be offered to employees in employee benefit plans Acc-no: 0001290929-06-000093 (33 Act)	2006-12-21	333-139541 061291996
10QSB	[html][text]	95 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001290929-06-000089 (34 Act)	2006-12-18	000-49950 061282930
10QSB	[html][text]	96 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001138593-06-000007 (34 Act)	2006-12-04	000-49950 061252723
10QSB	[html][text]	85 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001138593-06-000006 (34 Act)	2006-12-04	000-49950 061252722
8-K/A	[html][text]	12 KB	**[Amend]**Current report, item 4.01 Acc-no: 0001290929-06-000068 (34 Act)	2006-11-13	000-49950 061209565
8-K	[html][text]	9 KB	Current report, item 4.01 Acc-no: 0001290929-06-000067 (34 Act)	2006-11-13	000-49950 061209559
8-K	[html][text]	7 KB	Current report, item 4.01 Acc-no: 0001138593-06-000005 (34 Act)	2006-10-26	000-49950 061166686
UPLOAD	[html][text]	150 KB	**[Cover]**Acc-no: 0000000000-06-047732	2006-10-03	
8-K	[html][text]	5 KB	Current report, items 5.02 and 8.01 Acc-no: 0001138593-06-000004 (34 Act)	2006-09-06	000-49950 061075419

Index to SEC documents Section 2 (Time Period February 2005 through July 2006):

Items 41 - 80 XML

Form	Formats	Description	Filing Date	File/Film No
8-K	[html][text] 4 KB	Current report, item 8.01 Acc-no: 0001144204-06-029767 (34 Act)	2006-07-26	000-49950 06981587
10KSB	[html][text] 179 KB	Optional form for annual and transition reports of small business issuers [Section 13 or 15(d), not S-B Item 405] Acc-no: 0001144204-06-027006 (34 Act)	2006-06-30	000-49950 06937329
CORRESP	[html][text] 3 KB	**[Cover]**Correspondence Acc-no: 0001144204-06-023465	2006-06-02	
8-K	[html][text] 7 KB	Current report, items 5.02 and 9.01 Acc-no: 0001144204-06-021787 (34 Act)	2006-05-19	000-49950 06856113
NT 10-Q	[html][text] 8 KB	Notification of inability to timely file Form 10-Q or 10-QSB Acc-no: 0001144204-06-019732 (34 Act)	2006-05-12	000-49950 06833130
NTN 10K	[html][text] 8 KB	Notices of Late Filings of Form 10-K or 10-KSB Acc-no: 0001144204-06-013112 (34 Act)	2006-03-31	000-49950 06729031
CORRESP	[html][text] 3 KB	**[Cover]**Correspondence Acc-no: 0001144204-06-000276	2006-01-04	
DEF 14C	[html][text] 19 KB	Other definitive information statements Acc-no: 0001144204-05-038882 (34 Act)	2005-12-06	000-49950 051247024
10QSB/A	[html][text] 139 KB	**[Amend]**Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-05-037204 (34 Act)	2005-11-21	000-49950 051219034
10QSB/A	[html][text] 82 KB	**[Amend]**Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-05-036515 (34 Act)	2005-11-17	000-49950 051211808
10QSB/A	[html][text] 117 KB	**[Amend]**Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-05-036503 (34 Act)	2005-11-17	000-49950 051211733
10KSB/A	[html][text] 142 KB	**[Amend]**Optional form for annual and transition reports of small business issuers [Section 13 or 15(d), not S-B Item 405] Acc-no: 0001144204-05-036478 (34 Act)	2005-11-17	000-49950 051211369
CORRESP	[html][text] 41 KB	**[Cover]**Correspondence Acc-no: 0001144204-05-036421	2005-11-16	
3	[html][text] 4 KB	Initial statement of beneficial ownership of securities Acc-no: 0001144204-05-036297	2005-11-16	
4	[html][text] 4 KB	Statement of changes in beneficial ownership of securities Acc-no: 0001144204-05-036295	2005-11-16	
3	[html][text] 4 KB	Initial statement of beneficial ownership of securities Acc-no: 0001144204-05-036292	2005-11-16	
NT 10-Q	[html][text] 8 KB	Notification of inability to timely file Form 10-Q or 10-QSB Acc-no: 0001144204-05-035739 (34 Act)	2005-11-15	000-49950 051204460
PRER14C	[html][text] 122 KB	Information statements Acc-no: 0001144204-05-034429 (34 Act)	2005-11-09	000-49950 051188165
PRE 14C	[html][text] 97 KB	Other preliminary information statements Acc-no: 0001144204-05-033658 (34 Act)	2005-11-02	000-49950 051173173
DEF 14C	[html][text] 229 KB	Other definitive information statements Acc-no: 0001144204-05-033615 (34 Act)	2005-11-02	000-49950 051172181
CORRESP	[html][text] 3 KB	**[Cover]**Correspondence Acc-no: 0001144204-05-031472	2005-10-12	
UPLOAD	[html][text] 15 KB	**[Cover]**Acc-no: 0000000000-05-051027	2005-10-04	
UPLOAD	[html][text] 2 KB	**[Cover]**Acc-no: 0000000000-05-048196	2005-09-19	

10QSB	[html][text]	135 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-05-026611 (34 Act)	2005-08-22	000-49950 051041212
NT 10-Q	[html][text]	8 KB	Notification of inability to timely file Form 10-Q or 10-QSB Acc-no: 0001144204-05-025372 (34 Act)	2005-08-15	000-49950 051025511
10QSB/A	[html][text]	112 KB	**[Amend]**Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-05-024853 (34 Act)	2005-08-12	000-49950 051019743
10KSB/A	[html][text]	137 KB	**[Amend][Cover]**Optional form for annual and transition reports of small business issuers [Section 13 or 15(d), not S-B Item 405] Acc-no: 0001144204-05-024850 (34 Act)	2005-08-12	000-49950 051019725
8-K	[html][text]	10 KB	Current report, items 5.02 and 9.01 Acc-no: 0001144204-05-024429 (34 Act)	2005-08-10	000-49950 051012584
CORRESP	[html][text]	3 KB	**[Cover]**Correspondence Acc-no: 0001144204-05-023695	2005-08-04	
UPLOAD	[html][text]	6 KB	**[Cover]**Acc-no: 0000000000-05-037328	2005-07-20	
8-K	[html][text]	111 KB	Current report, items 1.01, 5.02, and 9.01 Acc-no: 0001144204-05-021931 (34 Act)	2005-07-19	000-49950 05960944
8-K	[html][text]	8 KB	Current report, items 3.02, 5.02, 7.01, and 9.01 Acc-no: 0001144204-05-018119 (34 Act)	2005-06-06	000-49950 05879721
10QSB/A	[html][text]	110 KB	**[Amend]**Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-05-017329 (34 Act)	2005-05-27	000-49950 05862257
10QSB	[html][text]	108 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-05-017237 (34 Act)	2005-05-26	000-49950 05859572
NT 10-Q	[html][text]	8 KB	Notification of inability to timely file Form 10-Q or 10-QSB Acc-no: 0001144204-05-015938 (34 Act)	2005-05-17	000-49950 05836341
NT 10-K	[html][text]	8 KB	Notification of inability to timely file Form 10-K 405, 10-K, 10-KSB 405, 10-KSB, 10-KT, or 10-KT405 Acc-no: 0001144204-05-010185 (34 Act)	2005-04-01	000-49950 05725651
10KSB	[html][text]	143 KB	Optional form for annual and transition reports of small business issuers [Section 13 or 15(d), not S-B Item 405] Acc-no: 0001144204-05-010164 (34 Act)	2005-04-01	000-49950 05725442
DEF 14C	[html][text]	35 KB	Other definitive information statements Acc-no: 0001144204-05-005961 (34 Act)	2005-02-24	000-49950 05637433
8-K	[html][text]	27 KB	Current report, items 4.01, 4.02, and 9.01 Acc-no: 0001144204-05-005196 (34 Act)	2005-02-16	000-49950 05620705
SC 13D	[html][text]	10 KB	General statement of acquisition of beneficial ownership Acc-no: 0001144204-05-004063 (34 Act)	2005-02-11	005-79284 05596493

Index to SEC documents Section 3 (Time Period June 2001 through February 2005):

Items 81 - 120 [XML]

Form	Formats	Description	Filing Date	File/Film No
SC 13D	[html][text] 12 KB	General statement of acquisition of beneficial ownership Acc-no: 0001144204-05-004060 (34 Act)	2005-02-11	005-79284 05596485
SC 13D	[html][text] 10 KB	General statement of acquisition of beneficial ownership Acc-no: 0001144204-05-004058 (34 Act)	2005-02-11	005-79284 05596467
10QSB	[html][text] 101 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-04-020299 (34 Act)	2004-11-23	000-49950 041164630
NT 10-Q	[html][text] 12 KB	Notification of inability to timely file Form 10-Q or 10-QSB Acc-no: 0001249027-04-000028 (34 Act)	2004-11-15	000-49950 041146011
8-K	[html][text] 11 KB	Current report, item 8.01 Acc-no: 0001249027-04-000027 (34 Act)	2004-11-03	000-49950 041116514
DEF 14C	[html][text] 33 KB	Other definitive information statements Acc-no: 0001249027-04-000026 (34 Act)	2004-10-13	000-49950 041075878
PRE 14C	[html][text] 27 KB	Other preliminary information statements Acc-no: 0001249027-04-000025 (34 Act)	2004-09-27	000-49950 041046936
8-K	[html][text] 25 KB	Current report, item 5.01 Acc-no: 0001249027-04-000024	2004-09-20	000-49950 041037087
10QSB	[html][text] 129 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001249027-04-000020	2004-08-24	000-49950 04993123
NT 10-Q	[html][text] 10 KB	Notification of inability to timely file Form 10-Q or 10-QSB Acc-no: 0001249027-04-000017	2004-08-16	000-49950 04978704
8-K/A	[html][text] 21 KB	**[Amend]**Current report, item 2 Acc-no: 0001249027-04-000008	2004-07-09	000-49950 04907907
10QSB	[html][text] 196 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001193125-04-090085	2004-05-17	000-49950 04813016
10KSB	[html][text] 218 KB	Optional form for annual and transition reports of small business issuers [Section 13 or 15(d), not S-B Item 405] Acc-no: 0001193125-04-074227	2004-04-29	000-49950 04766332
NTN 10K	[html][text] 10 KB	Notices of Late Filings of Form 10-K or 10-KSB Acc-no: 0001193125-04-060341	2004-04-12	000-49950 04727929
DEFA14C	[html][text] 21 KB	Additional information statement materials, definitive Acc-no: 0001144204-04-001436	2004-02-13	000-49950 04597502
DEF 14C	[html][text] 29 KB	Other definitive information statements Acc-no: 0001144204-04-000296	2004-01-14	000-49950 04523971
PRE 14C	[html][text] 19 KB	Other preliminary information statements Acc-no: 0001144204-03-008551	2003-12-18	000-49950 031061417
10QSB	[html][text] 63 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-03-008274	2003-12-10	000-49950 031045674
NT 10-Q	[html][text] 8 KB	Notification of inability to timely file Form 10-Q or 10-QSB Acc-no: 0001144204-03-007445	2003-11-17	000-49950 031007505
8-K	[html][text] 206 KB	Current report, items 1, 6, and 7 Acc-no: 0001144204-03-006811	2003-11-06	000-49950 03981361
SC 13D	[html][text] 20 KB	General statement of acquisition of beneficial ownership Acc-no: 0001144204-03-006305	2003-10-17	005-79284 03945291
10QSB	[html][text] 51 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-03-004853	2003-08-19	000-49950 03854961
NT 10-Q	[html][text] 8 KB	Notification of inability to timely file Form 10-Q or 10-QSB Acc-no: 0001144204-03-004650	2003-08-15	000-49950 03850150
8-K/A	[html][text] 4 KB	**[Amend]**Current report, items 2 and 5 Acc-no: 0001144204-03-004466	2003-08-13	000-49950 03840981

10QSB	[html][text] 31 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001183143-03-000052	2003-05-21	000-49950 03714214
NTN 10Q	[html][text] 5 KB	Notices of Late Filings of Form 10-Q or 10-QSB Acc-no: 0001183143-03-000049	2003-05-19	000-49950 03709441
8-K	[html][text] 14 KB	Current report, item 2 Acc-no: 0001183143-03-000031	2003-04-15	000-49950 03650690
10KSB	[html][text] 63 KB	Optional form for annual and transition reports of small business issuers [Section 13 or 15(d), not S-B Item 405] Acc-no: 0001183143-03-000026	2003-04-11	000-49950 03647588
NT 10-K	[html][text] 5 KB	Notification of inability to timely file Form 10-K 405, 10-K, 10-KSB 405, 10-KSB, 10-KT, or 10-KT405 Acc-no: 0001183143-03-000021	2003-04-01	000-49950 03634716
10QSB	[html][text] 54 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001183143-02-000020	2002-11-14	000-49950 02829919
10QSB	[html][text] 48 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0000914626-02-000077	2002-08-15	000-49950 02739666
10KSB	[html][text] 54 KB	Optional form for annual and transition reports of small business issuers [Section 13 or 15(d), not S-B Item 405] Acc-no: 0001144204-02-000556	2002-07-31	000-49950 02716184
10QSB	[html][text] 45 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-02-000554	2002-07-31	000-49950 02716148
10QSB	[html][text] 46 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-02-000552	2002-07-31	000-49950 02716132
8-A12G	[html][text] 6 KB	Registration of securities [Section 12(g)] Acc-no: 0001144204-02-000550	2002-07-31	000-49950 02716119
424B3	[html][text] 119 KB	Prospectus [Rule 424(b)(3)] Acc-no: 0000912057-01-542890	2001-12-12	333-63838 1812072
SB-2/A	[html][text] 133 KB	[**Amend**]Optional form for registration of securities to be sold to the public by small business issuers Acc-no: 0000912057-01-541885	2001-12-04	333-63838 1805910
SB-2/A	[html][text] 131 KB	[**Amend**]Optional form for registration of securities to be sold to the public by small business issuers Acc-no: 0000912057-01-533810	2001-09-28	333-63838 1747644
SB-2/A	[html][text] 185 KB	[**Amend**]Optional form for registration of securities to be sold to the public by small business issuers Acc-no: 0000912057-01-530871	2001-08-30	333-63838 1727861
SB-2	[html][text] 246 KB	Optional form for registration of securities to be sold to the public by small business issuers Acc-no: 0000912057-01-521194	2001-06-26	333-63838 1667666

TABLE OF CONTENTS

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THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of fifty two (52) pages.

THE COMPANY

Part I

Item 1. Description of Business

FORWARD LOOKING STATEMENTS

Because we want to provide investors with more meaningful and useful information, this Form 1-A contains, and incorporates by reference, certain forward-looking statements that reflect our current expectations regarding its future results of operations, performance and achievements. We have tried, wherever possible, to identify these forward-looking statements by using words such as "anticipates," "believes," "estimates," "expects," "designs," "plans," "intends," "looks," "may," and similar expressions. These statements reflect our current beliefs and are based on information currently available to us. Accordingly, these statements are subject to certain risks, uncertainties and contingencies, including the factors set forth herein, which could cause our actual results, performance or achievements for 2007 and beyond to differ materially from those expressed in, or implied by, any of these statements. You should not place undue reliance on any forward-looking statements. Except as otherwise required by federal securities laws, we undertake no obligation to release publicly the results of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

OVERVIEW

History and Organization

High Velocity Alternative Energy Corp. formerly Triton Petroleum Group, Inc., formerly American Petroleum Group, Inc., formerly American Capital Alliance, Inc. until November 1, 2004 and formerly Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the State of Nevada on May 24, 2000, under the name of Prelude Ventures, Inc. Prior to its acquisition of American Petroleum Products Company, formally Alliance Petroleum Products Company, the company had limited business operations and was considered a development stage enterprise. The activities during that period principally had been limited to organizational matters, and examining business and financing opportunities for the company.

Prior Business Matters and Failed Business Acquisitions

On March 9, 2001, we acquired a 20-year mining lease from Steve Sutherland, the owner of 24 unpatented lode-mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. The lease was terminated at some point by prior management.

During the nine months ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal, state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability, due to the time period that has elapsed since the lease was terminated. We have never received any claim or communication with respect to this lease, and at this point in time, do not expect any communication from any party related thereto. If there was any communication, it would be the position of the Company that any claim would be time barred.

On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy Inc., a Canadian corporation, by the issuance of 273,750 post split common shares, restricted under Rule 144 of the Securities Act of 1933 and at a later date, issue 273,750 post split common shares, restricted under Rule 144 subject to the Company paying not less than $1,000,000 accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business was to provide servicing for the oil and gas industry.

The Company determined that the transaction mentioned above could not be completed due to the inability to complete a comprehensive due diligence review. The shares of common stock previously transferred in anticipation of the completion of the transaction were returned to the treasury of the Company and canceled.

"TSG" Acquisition

On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, and Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company was to pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition. The contractual amount of the option was never fully paid, however, amounts advanced for the option purchase and associated expenses resulted in an $185,000 charge to operations for the year ended December 31, 2003 and $10,000 for the year ended December 31, 2004. There have been no further dealings, discussions or transactions related to this matter.

Motor Parts Waterhouse, Inc.

The Company on or about October 9, 2003, issued 500,000 post split shares of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company was to issue an additional 500,000 post split shares of common stock to the shareholders of MPW and pay $2,200,000. This MPW option can not be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition and let the option lapse. There have been no further dealings, discussions or transactions occurred related to this matter.

Oilmatic Systems, LLC Transaction

On December 3, 2004, the Registrant entered into a Letter of Intent, dated December 1, 2004, with Oilmatic Systems LLC of East Orange, New Jersey, whereby the Registrant would purchase Oilmatic Systems LLC and/or Oilmatic International, Inc., for shares of common stock of the Registrant.

Oilmatic is a food service distribution company that supplies a closed loop Bulk Cooking Oil Supply and Management System. Its patented state of the art handheld Dipstick® design dispenses and removes cooking oil with the simple push of a button at the deep fryers. The system also consists of separate fresh oil and waste oil tanks. A key switch allows management to control unnecessary oil fills and disposals. This system completely eliminates the practice of employees manually removing hot used oil which significantly reduces slips, falls and burns, as well as the hard labor of unloading and retrieving heavy boxes of oil. Additionally, the system eliminates hazardous grease spills both inside and outside of the store that cause grease fires and grease trap build-ups that pollute our environment. As part of the transaction, Michael Allora, President of Oilmatic was to assume, after the closing of the transaction the position of President and Chief Operating Officer of Triton Petroleum as well as Oilmatic. Effective May 20, 2005, Management of the Registrant no longer felt that the mutual goals of both parties were attainable and therefore the proposed transaction with Oilmatic was cancelled between the parties. There have been no further dealings, discussions or transactions occurred related to this matter.

Oilmatic Systems, LLC was advanced, interest free, a total of $300,000 by the Company. The Letter of Intent stated that in the event that the proposed transaction did not close, the money advanced was to be considered a loan to Oilmatic, and repaid nine months after being advanced. We have made repeated demands for the repayment of the loan. To date, we have not been able to collect the money due. Management can not make any reasonable determination that the advance will ultimately be collected. Accordingly it has been written off by the Company in the Fiscal year 2006.

American Petroleum Products Company

On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company, now known as American Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 1,250,000 shares of common stock for 100% of the issued and outstanding shares of the common stock for 100% of the issued and outstanding shares of the common stock of American (757,864 common shares). An additional 1,250,000 shares of common stock of the Company was issued to Worldlink International Network, Inc. In addition, under the terms of the Rider, the Company was required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance, as a condition of the transaction. This was a material contingency to the transactions and as a result had to be resolved prior to recognition of a business combination. On June 24, 2004 (effective date July 1, 2004), the Company ("Prelude") now known as High Velocity Alternative Energy Corp., ("AMPE") and Alliance Petroleum Products Company, entered into an Amendment to the original Alliance Agreement, dated October 9, 2003, whereby all previous conditions and contingencies were deemed to have been completed or waived. Therefore, the Company assumed the operations of the subsidiary. However, after a change of management took place in September 2004, the current management refused to recognize the obligation to pay certain amounts arising from other non Company obligations and third party agreements.

THE COMPANY

The operations of Alliance Petroleum Products Corp., which was later amended to be American Petroleum Products Corp. ("APPC") have been consolidated with the results of High Velocity Alternative Energy Corp. since July 1, 2004. High Velocity Alternative Energy Corp. which was formerly known as America Petroleum Group, Inc. (the "Company") is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities.

The company, via its subsidiary (American Petroleum Products Company, or APPC), is in the manufacturing and distribution of petroleum and related products for the automotive industry. Specifically, APPC is in the business of blending, bottling, and distributing private label motor oil, transmission fluid, and related products for the automotive aftermarket. These products are sold, both direct and through distributors, to retail outlets that include oil change shops, automotive aftermarket chains, gas stations, department stores, and convenience stores. Although most products are sold in 12-quart cases, some products are sold in bulk. APPC sells to a wide variety of customers with a low dependence on any one customer (the largest customer makes up less than 10% of sales year-to-date).

In order to make finished motor oil, blenders and bottlers like APPC purchase base oils and blend them with V.I. Improver and/or Additive Packages to create motor oil, which is then sold either Bulk or Bottled. While there are several major companies with huge markets, this is a highly fragmented market, with many smaller players, especially in the private label market. Other major costs include bottles, caps, labels, corrugated, labor, and transportation costs. The U.S. market for aftermarket motor oil is approximately $11.3 billion annually, making APPC a microscopic regional player. Most retail outlets for motor oil carry a major brand and a lesser-known, lower-priced brand. APPC primarily competes with those other, lesser-known brands, which consist of other regional/national motor oil blenders and bottlers.

Given that the product is a commodity, APPC competes largely by managing a competitive cost structure so that it can pass through competitive pricing and by carefully managing customer relationships. By giving our customers fair prices and providing excellent quality and service, APPC has maintained relatively long term relations with its customer base and has had success winning new customers.

Motor oil for late model year automobiles normally utilize the latest formulae established by the American Petroleum Institute and the society of Automotive Engineers. The "standard" for current model year automobiles is referred to as "SM," which recently replaced "SL." Only SM and SL motor oil can currently receive the API "starburst" certification seal, and APPC must annually renew its API license in order to use the "starburst" seal on its labels. Motor oil can also be made without the API starburst and sold as oil with technology prior to SM or SL.

This API-certified oil must include what is referred to as "Group 2 Base Oils" as the foundation for the oil, as well as an additive package that includes the most recently approved chemical blend. APPC, like other motor oil blenders, must purchase Group 2 base oils from select, API-approved suppliers in order to make API-certified premium motor oil. APPC primarily purchases Group 2 base oils from Motiva (Port Arthur, Texas) and from Evergreen Oil (Irvine, California). Shortages of Group 2 base oils have caused price increases in recent months, but APPC has temporarily been able to pass these increases on to the customer.

On July 1, 2005, TPG acquired the operating assets of Triton Petroleum, LLC ("Triton"). Triton is operated as a division of TPG. On the Payment Date, which shall be the one year anniversary of the effectiveness of the Agreement, that being July 1, 2006, the Registrant shall pay to the Sellers the Purchase Price equal to three and one half (3.5) times the net earnings of the assets and operations formerly owned by Triton. The Purchase Price is to be paid as: (a) twenty-five percent (25%) in cash on the payment date, and (b) with the balance of seventy-five percent (75%), payable over the following two years, in cash and stock, as agreed to by the parties. In addition, current loans to Triton, totaling approximately three hundred thousand dollars ($300,000), due and owing to the members of Triton, shall be paid over the twelve months from the Closing date to the Payment Date. It is anticipated that the total purchase price will be approximately $300,000, plus the net book value of the assets acquired in the amount of $230,625 at the time of payment, July 1, 2006. The assets purchased include the right to the name, Triton Petroleum, all operations and assets, including any leases, or sub-leases. Triton purchased used oil from various consolidators of used petroleum such as gear oil, machine oils, etc. that have never been burnt before. It then transported the un-combusted, but unrefined oils back to its reclamation facility in Detroit, Michigan, for refining. After a very detailed reclamation process, all impurities and contaminants are extrapolated out of the oil, through Triton's centrifuge operation, thus leaving it with a renewable petroleum base oil. This base oil can be blended with new crude and other chemical components and bottled in our Bedford Park, Illinois facility. The operations have been discontinued as unprofitable.

RISK FACTORS

Risks to Consider Regarding our Company

Our independent registered public accounting firms issued reports for the year ended December 31, 2006 and December 31, 2005 that contained a "going concern" explanatory paragraph.

Our independent registered public accounting firms issued reports on their audit of our financial statements as of and for the years ended December 31, 2006 and 2005. Our notes to the financial statements disclose that The Registrant's cash flows have been absorbed in operating activities and have incurred significant net losses for fiscal 2006 and 2005, and have a working capital deficiency. In the event that funding from internal sources or from public or private financing is insufficient to fund the business at current levels, the Company will have to substantially cut back our level of spending which could substantially curtail our operations. The independent registered public accounting firm's report contains an explanatory paragraph indicating that these factors raise substantial doubt about the Company's ability to continue as a going concern. Our going concern uncertainty may affect our ability to raise additional capital, and may also affect our relationships with suppliers and customers. Investors should carefully read the independent registered public accounting firm's report and examine our financial statements before investing in the Registrant's stock or any other type of investment.

The Company Has Substantial Near-Term Capital Needs; The Company May Be Unable To Obtain Needed Additional Funding

The Company will require funding over the next twelve months to develop the business further. In fact, the Company has minimal capital for operations and the Company has needs for immediate funding. Our capital requirements will depend on many factors including, but not limited to, the timing of further development of our business and the growth of the industry as a whole. If additional funds are raised through the issuance of equity securities, the percentage ownership of our current shareholders will be reduced. Moreover, those equity securities may have rights, preferences, and privileges senior to those of the holders of our common stock. There can be no assurance that additional capital will be available on terms favorable to us or our shareholders.

Our cash requirements may vary substantially depending on our rate of development, research results, competitive and technological advances and other factors. If adequate funds are not available, the Company may be required to curtail operations or to obtain funds by entering into collaboration agreements on unattractive terms. Our inability to raise capital would impair the current and future operations and may cause the Company to cease business operations entirely.

The Company Has Substantial Long-Term Capital Needs; The Company May Be Unable To Obtain Needed Additional Funding

Substantial expenditures will be required to further develop our business model. The level of expenditures required for these activities will depend in part on whether The Company develops and markets our services independently or with other companies through collaborative arrangements. Our future capital requirements will also depend on one or more of the following factors:

- Market acceptance of our products and services;
- The extent and progress of our research and development programs;
- Competing technological and market developments; and
- The costs of commercializing our products and services.

There can be no assurance that funding will be available on favorable terms to permit successful expansion of the business to allow the Company to exceed the break even point, if at all.

In addition, the Company has no credit facility or other committed sources of capital. The Company may be unable to establish credit arrangements on satisfactory terms, if at all. If capital resources are insufficient to meet our future capital requirements, the Company may have to raise additional funds to continue development of our website. There can be no assurance that such funds will be available on favorable terms, if at all.

To the extent that additional capital is raised through the sale of equity and/or convertible debt securities, the issuance of such securities will likely result in dilution to our shareholders. If adequate funds are not available, the Company may be unable to develop our operations to a sufficient level to generate revenues or become profitable.

We expect to issue additional stock in the future to finance our business plan and the potential dilution caused by the issuance of stock in the future may cause the price of our common stock to drop.

The Company is authorized to issue maximum stock of 200,000,000 common shares. As of September 29, 2008, there were 69,601,384 issued and outstanding shares of Common Stock reflecting a four for one Forward Stock Split effective September 29, 2008. The Board of Directors has authority to issue the balance of 130,398,616 shares of our authorized stock without shareholder consent, on terms and conditions set in the discretion of the Board, which may dilute the value of your stock. If and when additional shares are issued, it may cause dilution in the value of shares purchased in this offering and may cause the price of our common stock to drop. These factors could also make it more difficult to raise funds through future offerings of common stock.

Most of our competitors may be able to use their financial strength to dominate the market, which may affect our ability to generate revenues.

Most of our competitors are much larger companies than us and very well capitalized. They could choose to use their greater resources to finance their continued participation and penetration of this market, which may impede our ability to generate sufficient revenue to cover our costs. Their better financial resources could allow them to significantly outspend us on price to our customers, marketing and production. We might not be able to maintain our ability to compete in this circumstance.

The Company Has Never Paid Dividends

The Company has never paid dividends. The Company does not anticipate declaring or paying dividends in the foreseeable future. Our retained earnings, if any, will finance the development and expansion of our business. Our dividends will be at our Board of Directors' discretion and contingent upon our financial condition, earnings, capital requirements and other factors. Future dividends may also be affected by covenants contained in loan or other financing documents The Company may execute. Therefore, there can be no assurance that cash dividends of any kind will ever be paid.

Reporting Requirements of a Public Company

As a public company, we are required to comply with the reporting obligations of the Exchange Act and may be required to comply with Section 404 of the Sarbanes-Oxley Act for our fiscal year ending December 31, 2007. If we fail to comply with the reporting obligations of the Exchange Act and Section 404 of the Sarbanes-Oxley Act, or if we fail to achieve and maintain adequate internal controls over financial reporting, our business, results of operations and financial condition, and investors' confidence in use, could be materially adversely affected. As a public company, we are required to comply with the periodic reporting obligations of the Exchange Act, including preparing annual reports, quarterly reports and current reports. Our failure to prepare and disclose this information in a timely manner could subject us to penalties under federal securities laws, expose us to lawsuits and restrict our ability to access financing. In addition, we are required under applicable law and regulations to integrate our systems of internal controls over financial reporting. We plan to evaluate our existing internal controls with respect to the standards adopted by the Public Company Accounting oversight Board. During the course of our evaluation, we may identify areas requiring improvement and may be required to design enhanced processes and controls to address issues identified through this review. This could result in significant delays and cost to us and require us to divert substantial resources, including management time, from other activities.

It is more difficult for our shareholders to sell their shares because we are not, and may never be, eligible for NASDAQ or any National Stock Exchange.

We are not presently, nor is it likely that for the foreseeable future we will be, eligible for inclusion in NASDAQ or for listing on any United States national stock exchange. To be eligible to be included in NASDAQ, a company is required to have not less than $4,000,000 in net tangible assets, a public float with a market value of not less than $5,000,000, and a minimum bid price of $4.00 per share. At the present time, we are unable to state when, if ever, we will meet the NASDAQ application standards. Unless we are able to increase our net worth and market valuation substantially, either through the accumulation of surplus out of earned income or successful capital raising financing activities, we will never be able to meet the eligibility requirements of NASDAQ. As a result, it will be more difficult for holders of our common stock to resell their shares to third parties or otherwise, which could have a material adverse effect on the liquidity and market price of our common stock.

We must also obtain additional financing to either purchase our operating assets or obtain working capital for leasing arrangements.

To meet our need for cash, we are attempting to raise debt and equity financings to complete the acquisitions either described in this document or contemplated in the future and fund the Company's ongoing operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions, we will have to find alternate sources of capital such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash or case operations entirely.

Limited Operating History

We cannot guarantee we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund additional proposed acquisitions and our ongoing operations.

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations and possibly cease operations totally. Equity financing could result in additional dilution to shareholders.

Inflation

The amounts presented in the financial statements do not provide for the effect of inflation on the Company's operations or its financial position. Amounts shown for machinery, equipment and leasehold improvements and for costs and expenses reflect historical cost and do not necessarily represent replacement cost. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Provision for Income Taxes

The Company has determined that it will more likely than not use any tax net operating loss carry forward in the current tax year and therefore has taken a valuation amount equal to 100% of any asset.

Employees

As of December 31, 2006, we employed approximately 12 persons. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.

BUSINESS AND PROPERTIES

Item 2. Description of Property

The Company currently occupies space at 75 Montebello Road, Suffern, New York. We occupy approximately two (2) offices and reception area totaling approximately 1,000 square feet comprising. Our rent is $500 per month. We have no lease and have an oral month-to-month agreement with the leaseholder of the office space, who is the Chairman of the Board of the Company. The space is adequate for the current needs of the Company. If the month-to-month tenancy was to end, we would be able to move our operations without a significant disruption of operations.

The Company's wholly-owned subsidiary, American Petroleum Products, Inc., operates from a manufacturing and distribution facility located at 5841 W. 66th Street, Bedford Park, Illinois. The facility is comprised of approximately 36,000 square feet. The facility is sufficient for the needs of the wholly-owned subsidiary for the foreseeable future. The Company does not have a formal lease and since March, we have been paying $10,000 per month at the rate of $2,500. This covers only current rent. We are attempting to reach a resolution with the former President and landlord of the property, which might include purchasing the building and in which case the price would cover all back rent due. If we are not able to successfully resolve the dispute, and are forced to vacate the facility, it will have a substantial material effect on the ability to operate the subsidiary. We have reached an agreement with respect to all claims related to the property with the owner, which when executed, will result in the Company purchasing the property.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year?
(If losses, show in parenthesis.)

Total: ($391,517.00) ($ .022 per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable. **N/A**

Offering Price Per Share = (price/earnings multiple)
Net After-Tax Earnings Last Year Per Share)

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.
($2,004,800) ($.1126 per share)

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.
(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: 30.12 %
If the minimum is sold: 2.00 %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $6,972,097 *
If the minimum is sold: $ 4,972,097 *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: N/A. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $N/A .

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)
Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	**If Maximum Sold Amount %**
Total Proceeds	$100,000	$2,100,000
Less: Offering Expenses	22%	19%
Commissions & Finders Fees	-0-	-0-
Legal & Accounting	$ 20,000	$ 400,000
Copying & Advertising	$ 2,000	$ 2,000
Other (Specify):		
Acquisition of ACE	$ 0	$ 500,000
Bankruptcy Attys fees	$ 50,000	$ 200,000
General working capital	$28,000	$ 998,000
Net Proceeds from Offering	$72,000	$1,700,000
Total Use of Net Proceeds	$72,000 100%	$1,700,000 100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain. N/A

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness. N/A

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments

which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's
business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated.

CAPITALIZATION

Item 5. Market for Common Equity and Related Stockholder Matters

General

As of September 29, 2008, the Company, by written consent of the Board of Directors dated September 17, 2008, drafted resolutions approving and adopting a Certificate of Amendment, the Company amended its Certificate of Incorporation to be authorized to issue 200,000,000 shares of Common Stock, at a par value $.001 per share from 100,000,000 shares of Common Stock, at a par value $.001 per share. Furthermore, on the same date, the Company approved a four for one Forward Stock Split. Accordingly, as of September 29, 2008, the latest practicable date, there are 69,601,384 common shares outstanding from the previous figure of 17,400,346 common shares. The number of record holders of Common Stock as of September 22, 2008 is approximately 142.

Common Stock

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive ratably such dividends when, as and if declared by the Board of Directors out of funds legally available therefore. In the event we have a liquidation, dissolution or winding up, the holders of common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock.

Price Ranges of High Velocity Alternative Energy Corp. Common Stock

Market Information

The Company's Common Stock is traded on the Pink Sheets under the symbol "HVAG". Previously, it traded under the symbol "HVAI" until October 31, 2007. "AMPE" and on the NASD operated Over the Country Bulletin Board until May 31, 2006, after which it was traded on the "Pink Sheets." It was previously traded under the symbol "AMAI" until October 29, 2004, "PLUD" until February 23, 2004, and "PLUV" from September 12, 2002 until December 31, 2002.

There is currently a limited trading market for the company's Common Stock with the price being very volatile. The following chart lists the high and low closing bid prices for shares of the company's Common Stock for each month within the last two fiscal years. These prices are between dealers and do not include retail markups, markdowns or other fee and commissions, and may not represent actual transactions.

	High Bid	Low Bid	High Ask	Low Ask
Fiscal Year 2005:				
January 2005	0.92	0.65	1.12	0.75

February 2005	1.03	0.65	1.10	0.80
March 2005	1.05	0.60	1.05	0.60
April 2005	0.85	0.40	0.85	0.40
May 2005	0.75	0.35	0.85	0.78
June 2005	0.65	0.25	0.80	0.50
July 2005	0.70	0.51	0.80	0.50
August 2005	0.90	0.35	1.20	0.45
September 2005	0.85	0.468	0.86	0.51
October 2005	0.56	0.31	0.57	0.35
November 2005	0.42	0.16	0.45	0.17
December 2005	0.20	0.12	0.21	0.125

Fiscal Year 2006:	High Bid	Low Bid	High Ask	Low Ask
January 2006	0.19	0.11	0.20	0.115
February 2006	0.135	0.11	0.14	0.12
March 2006	0.17	0.11	0.18	0.12
April 2006	0.17	0.101	0.185	0.13
May 2006	0.13	0.08	0.20	0.095
June 2006	0.10	0.07	0.15	0.095
July 2006	0.07	0.04	0.10	0.05
August 2006	0.23	0.03	0.25	0.05
September 2006	0.24	0.041	0.26	0.055
October 2006	0.11	0.04	0.13	0.06
November 2006	0.055	0.035	0.07	0.05
December 2006	0.045	0.04	0.05	0.045

Fiscal Year 2007:	High Bid	Low Bid	High Ask	Low Ask
January 2007	0.043	0.035	0.045	0.045
February 2007	0.056	0.025	0.06	0.03

March 2007	0.061	0.0095	0.064	0.01
April 2007	0.028	0.0075	0.03	0.008
May 2007	0.015	0.0016	0.02	0.0018
June 2007	0.0042	0.002	0.0047	0.0025
July 2007	0.005	0.003	0.006	0.0034
August 2007	0.0035	0.0016	0.0044	0.0025
September 2007	0.011	0.002	0.015	0.003
October 2007	0.006	0.0031	0.009	0.04
November 2007 (1)	0.20	0.10	2.50	0.20

(1) Taking into account of the effectiveness of a 50 to 1 reverse split, effective October 31, 2007

Liquidation

In the event of a liquidation of the Company, all stockholders are entitled to a pro rata distribution after payment of any claims.

Dividend Policy

The Company has never declared or paid cash dividends on its common stock and anticipates that all future earnings will be retained for development of its business. The payment of any future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, future earnings, capital requirements, the financial condition of the Company and general business conditions.

Stock Transfer Agent

Our transfer agent and registrar of the Common Stock is Manhattan Transfer Registrar Co., 57 Westwood Road, Miller Place, NY 11764; 631-928-7655; 631-928-6171 (Fax).

Recent Sales of Unregistered Securities

The information concerning the recent sales of unregistered securities required by Item 5 is incorporated by reference to the information set forth in Item 12 "Certain Relationships and Related Transactions" set forth hereafter. None

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	Amount Outstanding		
	As of:	As Adjusted	
	12/31/07	Minimum	Maximum
Debt:			
Short-term debt (average interest rate 0%)	$ 393,391	$ 393,391	$ 393,391
Long-term debt (average interest rate 0%)	$ 1,640,861	$ 1,640,861	$ 1,640,861
Total debt	$ 2,034,252	$ 2,034,252	$ 2,034,252
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)	$ 1,230,115	$1,230,115	$ 1,230,115
Common stock — par or stated value	$ 101,181	$ 101,181	$ 101,181
Additional paid in capital	$18,280,924	$18,280,924	$18,280,924
Retained earnings (deficit)	($21,617,020)	($21,617,020)	($21,617,020)
Total stockholders equity (deficit)	$ 29,452	$ 29,452	$ 29,452
Total Capitalization	$________	$________	$________
____________________	$________	$________	$________

Number of preferred shares authorized to be outstanding: N/A

Number of Par Value
Class of Preferred Shares Authorized Per Share

__________	__________	$________
__________	__________	$________
__________	__________	$________

Number of common shares authorized: 200,000,000 shares. Par or stated value per share, if any: $.001
Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: N/A shares.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:
[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:____________________
[ ] Other:____________________

15. These securities have:
Yes No
[ ] [X] Cumulative voting rights
[ ] [X] Other special voting rights
[ ] [X] Preemptive rights to purchase in new issues of shares
[ ] [X] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [ ] Other special rights or preferences (specify): ____________________
Explain:

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____ /____ /____
Date when conversion expires: ____ /____ /____

17. (a) If securities are notes or other types of debt securities: NONE

(1) What is the interest rate?________% N/A
If interest rate is variable or multiple rates, describe: ______________________________

(2) What is the maturity date?____/____/____ N/A
If serial maturity dates, describe: ______________________________

(3) Is there a mandatory sinking fund? [ ] Yes [X] No
Describe: ______________________________

(4) Is there a trust indenture? [ ] Yes [X] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [X] No
Describe, including redemption prices:

____

(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No
Describe: ______________________________
(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. N/A

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________ N/A

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? N/A $____________

How much indebtedness is junior (subordinated) to the securities? $ _________ N/A

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities. **N/A**

	Last Fiscal Year		
	Actual	**Pro Forma**	
		Minimum	**Maximum**
"Earnings" = "Fixed Charges"	________	________	________
If no earnings show "Fixed Charges" only	________	________	________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock: No

Are unpaid dividends cumulative? [ ] Yes [X] No
Are securities callable? [ ] Yes [X] No
Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: N/A

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): N/A
$________

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: NONE

Name: N/A
Address: ________________________________

________________________ ________________________
Telephone No.: ( )______________________________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. None

Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.) N/A

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. None

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made: By the Board of Directors (see bios for Directors in section 29 through 35).

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised: The escrow agent shall be the Law Offices of Michael Krome, Esq., 8 Teak Court, Lake Grove, NY 11755.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:
Will interest on proceeds during escrow period be paid to investors? [ ] Yes[x] No

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: There will be no resale restrictions.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

In the past five years, the Company has not paid dividends, made distributions upon its stock or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Title: Chief Executive Officer:
Name: Robert Somerman Age: 52
Office Street Address: 801 East Walnut Street, Ste. 1308, Pasadena, CA 91101

Telephone No.: (626) 564-4502
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. American Chemical Exchange Inc. (hereinafter "ACE"), President, 11/95 through Present; Founder and President of 14 year old chemical recycling and chemical waste transportation and disposal company. Created nationwide recycling programs aimed at recovering versus disposing hydrocarbon chemicals resulting from various industrial processes. These services include but are not limited to removing the waste chemical from the generators facility, recycling the chemical (oil, antifreeze, other hydrocarbon based cleaning compounds), and re-distributing the recycled on specification chemical back to the generator. Clients include Baxter, Johnson and Johnson, Sterigencis, Abbott Labs, Dow, BASF, and Union Carbide.

Education (degrees, schools, and dates): Bachelor of Science, Coe College, 1977-1981
Also a Director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: FT

31. Title: Chief Financial Officer
Name: Henry Camilli Age: 58
Office Street Address: 42 Cole Road, Pleasant Valley, NY 12569
Telephone No.: (914) 557-6394
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Self-Employed, well over five years.

Education (degrees, schools, and dates): BBA, Iona College, June 1975

Also a Director of the Company [ ] Yes [X] No

Indicate amount of time to be spent on Company matters if less than full time: As needed

32. Other Key Personnel:

(A) Name: James W. Zimbler Age: 42
Title: Vice President – Corporate Finance
Office Street Address: 1328 Zion Road, Bellefonte, PA 16823

Telephone No.: (814) 357-9101

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Alpha Corporate Advisors, LLC and Keystone Capital Resources, Inc., President, well over five years. As principal of Alpha Corporate Advisors, LLC, since its inception in May 2002. Alpha is involved as a consultant in the mergers and acquisitions of public companies and consulting for private companies that wish to access the public markets. Prior to becoming a founding member of Alpha, he was involved in consulting for capital raising, re-capitalization and mergers and acquisitions for various clients. Mr. Zimbler is one of the initial shareholders in Accountabilities, Inc., f/k/a Human Trans Services Holding Corp (*"ACBT"*). Mr. Zimbler has recently focused his energies in the field of turnarounds of small emerging private and public companies. He has served on the Board of Directors and/or Officer of several companies since 2000, including, Triton Petroleum Group, Inc., Universal Media, Inc., and Genio Holdings, Inc.

Education (degrees, schools, and dates): Bachelor of Arts, Penn State, 1982-1986

Also a Director of the Company [x] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: As needed

(B) Name: Mustafa David Sayid Age: 53
Title: Vice President – General Counsel
Office Street Address: 408 West 57th Street, Ste. 8E, New York, NY 10019
Telephone No.: (212) 262-6188
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Self Employed: Sayid and Associates LLP (Law Firm) since 1992, Managing Partner.

The Sayid law firm he manages specializes in Securities Law, including, but not limited to, matters such as Private Placement Memoranda, compliance with the Securities and Exchange Acts of 1933 and 1934, rules and regulations of the National Association of Securities Dealers, Inc. ("NASD"), initial public offerings, secondary financing and other matters subject to the rules and regulations of the Securities and Exchange Commission, the NASD, FINRA, New York Stock Exchange and the American Stock Exchange. Sayid is admitted to the courts of the State of New York and the Commonwealth of Massachusetts, as well as Southern and Eastern Districts of the United States District Courts for New York, the Second Circuit of the United States Appellate Court and the Supreme Court of the United States of America.

Education (degrees, schools, and dates): Juris Doctorate, Boston College Law School (1980-1983)
Bachelor of Arts, Queens College, City University New York
(1976-1980)

Also, a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: As needed

DIRECTORS OF THE COMPANY

33. Number of Directors: five (5). If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

34. Information concerning outside or other Directors (i.e. those not described above):
(A) Name: Ronald Shapss Age: 62
Title: Chairman of the Board
Office Street Address: 75 Montebello Road, Suffern, NY
Telephone No.: (845) 368-3449
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Self employed, well over five years (since 1992), Mr. Shapss is the founder of Ronald Shapss Corporate Services, Inc.,("SCS") a company engaged in consolidating fragmented industries since 1992. SCS was instrumental in facilitating the roll-up of several companies into such entities as U.S. Delivery, Inc., Consolidated Delivery & Logistics, Inc. Mr. Shapss was also the founder of Coach USA, Inc.

Education (degrees, schools, and dates): Juris Doctorate, Brooklyn Law School, 1967-1970

(B) Name: Eliot Cole Age: 74
Title: Independent Director
Office Street Address: 2550 M Street, Washington, DC 20037-1357
Telephone No.: (202) 457-6080

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Patton Boggs LLP, Partner. Mr. Cole has practiced corporate law for 40-plus years, more than 30 of which he has been a partner at Patton Boggs LLP. He has been a Director of Human Trans Services Holding Corp (OTC BB "HTSC") since May 2004. His expertise is rooted in the representation of early-stage companies. As a counselor of startups through mezzanine and later-stage financing, Mr. Cole assists with bringing companies in a wide range of businesses along to maturity. His broad-based contacts with financiers and investors have provided capital and have served on the boards of several business, community and social organizations. He has been a trustee of Boston University, his alma mater, for over 20 years, having served on its Investment Committee and Community Technology Fund.

Education (degrees, schools, and dates): Juris Doctorate, Boston University Law School

(C) Name: Robert Somerman Age: 52
Title: Director
Office Street Address: 801 East Walnut Street, Ste. 1308, Pasadena, CA 91101
Telephone No.: (626) 564-4502
Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. American Chemical Exchange Inc. ("ACE"), President, 11/95 through Present; Founder and President of 14 year old chemical recycling and chemical waste transportation and disposal company. Created nationwide recycling programs aimed at recovering versus disposing hydrocarbon chemicals resulting from various industrial processes. These services include but are not limited to removing the waste

chemical from the generators facility, recycling the chemical (oil, antifreeze, other hydrocarbon based cleaning compounds), and re-distributing the recycled on specification chemical back to the generator. Clients include Baxter, Johnson and Johnson, Sterigencis, Abbott Labs, Dow, BASF, and Union Carbide.

Education (degrees, schools, and dates): Bachelor of Science, Coe College, 1977-1981

(D) Name: James W. Zimbler Age: 42
Title: Director
Office Street Address: 1328 Zion Road, Bellefonte, PA 16823

Telephone No.: (814) 357-9101

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Alpha Corporate Advisors, LLC and Keystone Capital Resources, Inc., President, well over five years. As principal of Alpha Corporate Advisors, LLC, since its inception in May 2002. Alpha is involved as a consultant in the mergers and acquisitions of public companies and consulting for private companies that wish to access the public markets. Prior to becoming a founding member of Alpha, he was involved in consulting for capital raising, re-capitalization and mergers and acquisitions for various clients. Mr. Zimbler is one of the initial shareholders in Accountabilities, Inc., f/k/a Human Trans Services Holding Corp (*"ACBT"*). Mr. Zimbler has recently focused his energies in the field of turnarounds of small emerging private and public companies. He has served on the Board of Directors and/or Officer of several companies since 2000, including, Triton Petroleum Group, Inc., Universal Media, Inc., and Genio Holdings, Inc.

Education (degrees, schools, and dates): Bachelor of Arts, Penn State, 1982-1986

(E) Name: Mustafa David Sayid Age: 53
Title: Director
Office Street Address: 408 West 57th Street, Ste. 8E, New York, NY 10019
Telephone No.: (212) 262-6188

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities. Self Employed: Sayid and Associates LLP (Law Firm) since 1992, Managing Partner.
The Sayid law firm he manages specializes in Securities Law, including, but not limited to, matters such as Private Placement Memoranda, compliance with the Securities and Exchange Acts of 1933 and 1934, rules and regulations of the National Association of Securities Dealers, Inc. ("NASD"), FINRA, initial public offerings, secondary financing and other matters subject to the rules and regulations of the Securities and Exchange Commission, the NASD, FINRA, New York Stock Exchange and the American Stock Exchange. Sayid is admitted to the courts of the State of New York and the Commonwealth of Massachusetts, as well as Southern and Eastern Districts of the United States District Courts for New York, the Second Circuit of the United States Appellate Court and the Supreme Court of the United States of America.

Education (degrees, schools, and dates): Juris Doctorate, Boston College Law School (1980-1983)
Bachelor of Arts, Queens College, City University New York (1976-1980)

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[ ] Yes [X] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates. N/A

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company. None

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse. None

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

On February 20, 2008, the Company filed a Chapter 11 Bankruptcy Petition in the United States Bankruptcy Court for the Southern District of New York (Poughkeepsie), Case No. 08-35285, as well as its subsidiary Petroleum Products Corporation, Case No. 08-35286. The Company continued to operate during the proceeding and filed a plan of reorganization. On June 30, 2008, the Company received an order of dismissal of their bankruptcy case from the Bankruptcy Court for the Southern District of New York (Poughkeepsie).

PRINCIPAL STOCKHOLDERS

Item 11. Security Ownership of Certain Beneficial Owners and Management

The table below sets forth information with respect to the beneficial ownership of the Company's Common Stock by (i) each person who is known to the Company to be the beneficial owner of more than five percent (5%) of the Company's common stock, (ii) all directors and nominees, (iii) each executive officer, and (iv) all directors and executive officers as a group.

Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares. The Company does not believe that any other stockholders act as a "group", as that term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Prior to September 29, 2008, the Company had issued and outstanding 17,400,346 shares of Common Stock.

	No. of Common	% ownership	No. of Series B Preferred (1)	% Ownership (2)
Ronald Shapss (3)	210,000	10.1	250,000	10.8
Elliot Cole (3)	44,500	*	--	
James W. Zimbler (3) (4)	448,160	21.5	18,000	*
Stanley Chason (3)	98,440	--		
Keystone Capital Resources, LLC (4)	30,000	*	167,585	7.2
1328 Zion Road				
Bellefonte, PA 16823				
Malibu Management Company	--	-	16,000	*
Alliance Financial Networks Inc. (5)	12,000	*	184,000	7.9
2291 Arapahoe				

Boulder, CO 80302					
William Boussung (5)	10,000	*	--		
10300 West Charleston #13-378					
Las Vegas, NV 89135					
The Margolies Family Trust	100,000	4.8	--		4.3
Michael Margolies	--		100,000		6.5
Richard Carter	--		150,000		
Michael Cahr	--		100,000		
Michael S. Krome	213,013	10.2	--		
8 Teak Court					
Lake Grove, NY 11755					
Officers and Directors as a Group (5 persons) (3)	901,100	43.3	451,585	(6)	19.5

(1) Each one share of the Series B Cumulative Convertible Preferred Share ("Preferred Shares") is convertible at the option of the holder into 45 shares of common stock of the company, and then divided by 50 to take into effect the reverse split of October 31, 2007.

(2) Assuming conversion of all Series B Preferred shares at a ration of 1 Series B Preferred share to 45 common shares and then taking in to account the reverse split of 50 to 1 effective October 31, 2007.

(3) Officer/Director of the Company

(4) Keystone Capital Resources, LLC is controlled by James W. Zimbler, a Director. When the holdings of Mr. Zimbler and Keystone Capital Resources, LLC are combined, the total of 2,658,000 common shares equals 5.6%, including the preferred shares, the total is 24.7%

(5) Alliance Financial Networks, Inc. is controlled by William Boussung. Combined, the total number of common shares and preferred shares, is 22,000, equaling 0.01%. Of common stock, plus the conversion of the Preferred Shares would equal approximately 8%.

(6) The 451,585 of Series B Cumulative Convertible Preferred shares converts into 406,427 shares of common stock (451,585 X 45 = 20,321,325, divided by 50 = 406,427 shares of common stock. If this amount is added to the number of issued and outstanding as of November 26, 2007, it would result in 16.3% of the total issued and outstanding. When combined with the current common owned by the Officers and Directors, which would total 1,307,527 which would be equal to 52.6% of the total issued and outstanding common stock).

Item 12. Certain Relationships and Related Transactions Issuance of Stock

General

As of September 29, 2008, the Company, by written consent of the Board of Directors dated September 17, 2008, resolutions approving and adopting a Certificate of Amendment, the Company amended its Certificate of Incorporation to be authorized to issue 200,000,000 shares of Common Stock, at a par value $.001 per share from 100,000,000 shares of Common Stock, at a par value $.001 per share. Furthermore, on the same date, the Company approved a four for one Forward Stock Split. Accordingly, as of September 29, 2008, the latest practicable date, there are 69,601,384 common shares outstanding from the previous number of 17,400,346 common shares. The number of record holders of Common Stock as of September 22, 2008 is approximately 142.

We issued a total of 48,275,000 shares of the Company, as set forth on the Form 8-K filed September 20, 2004, and incorporated by reference, in connection with the change of control of the Company. In November 2004, we executed a 20 to one reverse split of our common shares.

We issued 75,000 shares of common stock, and 150,000 shares of Series A preferred stock, to Ronald Shapss as part of his compensation for accepting the position of Chairman of the Board of Directors, January 2005. We issued 500,000 shares of common stock, and 1,000,000 shares of Series A preferred stock, to Ronald Shapss as part of his compensation for accepting the position of Chairman of the Board of Directors, on February 15, 2005.

On September 22, 2005, we issued the following shares to various employees, Officers and/or Directors, of the Company and others, as follows:

James W. Zimbler	500,000
Ronald Shapss	500,000
Richard Carter	500,000
Elliot Cole	75,000
Michael S. Krome	150,000
Alpha Advisors, LLC	113,750
George Campbell	250,000
James Carroll	150,000
Rose Tarasiuk	50,000
Jeff Neiman	50,000
Michael Cahr	100,000

Subsequent Events

On May 18, 2006, the Company appointed Michael Margolies as CEO, President and Director of the Company, as part of his compensation, the Company was to issue a total of 1,500,000 shares of common stock. This issuance has not taken place as of this date. On or about January 2008, Margolies resigned and Rick Carter was his replacement. On or about June 2008, Mr. Carter was terminated for cause. On or about June 12, 2008, Robert Somerman was appointed , President/CEO and Director of the Company.

The Registrant, effective February 21, 2007, and with the agreement of all debt holders, converted the debt of the Registrant into shares of Preferred Stock and authorized the filing of a Certificate of Designation with the Secretary of State of the State of Nevada, establishing a "Series B Cumulative Convertible Preferred Stock" (the "Series B shares") of no more than 1,500,000 shares. The Series B shares will be issued to the holders of certain debt of the Registrant, as listed herein on a $1.00 for One (1) share basis. A total of 1,490,585 Series B Shares were issued as follows:

Name	Date of Loan or Compensation Due	Dollar Amount	No. of Shares
Richard Carter	December 25, 2006	$150,000	150,000
James W. Zimbler	September 9, 2004	$16,000	16,000
James W. Zimbler	April 26, 2006	$2,000	2,000
James W. Zimbler	August 1, 2005	$100,000	100,000
Michael S. Krome, Esq.	September 20, 2005	$20,000	20,000
Michael S. Krome, Esq.	May 1, 2006	$30,000	30,000
Michael S. Krome, Esq.	July 28, 2005	$15,000	15,000
Ronald Shapss	May 24, 2005	$350,000	350,000
Keystone Capital Resources, LLC	January 3, 2006	$167,585	167,585
Malibu Management Company LLC	various dates	$16,000	16,000
Warren Field	August 25, 2004	$50,000	50,000
John Niestrom	February 17, 2005	$20,000	20,000
Jeff Neimen	February 8, 2005	$50,000	50,000
Michael Cahr	November 5, 2004	$100,000	100,000
William Palla	May 5, 2006	$25,000	25,000
Ronald Ruble	May 22, 2006	$55,000	55,000
Reich Bros.	May 31, 2006	$40,000	40,000
Alliance Financial Network, Inc.	June 30, 2005	$184,000	184,000
Michael Margolies	February 28, 2007	$100,000	100,000

31,500,000 shares of common stock, were issued as followed on August 31, 2007, in exchange for services, compensation due and/or moneys advanced to the Registrant.

Name	Date Service/Expense/Loan	ofShares
James W. Zimbler	May 2007	14,500,000
Michael S. Krome	May 2007	7,000,000

Cheryl Krome	May 2007	2,000,000
Ronald Shapss	May 2007	2,000,000
Elliot Cole	May 2007	2,000,000
Michael Margolies	August 2007	2,000,000
Stanley Chosen	September 2007	2,000,000

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

		Cash	Other
Chief Executive Officer		$144,000	N/A
Chief Financial Officer		$ 36,000	N/A
Key Personnel:			
VP-Corporate Finance		$ 120,000	N/A
VP-General Counsel		$ 72,000	N/A
	Total:	$372,000	$
Directors as a group (number of persons3)		$336,000	$__________

(b) If remuneration is expected to change or has been unpaid in prior years, explain: N/A

(c) If any employment agreements exist or are contemplated, describe: None

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: N/A shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _______ shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

Item 3. Legal Proceedings

Other than described below, there is no past, pending or, to our knowledge, threatened litigation or administrative action which has or is expected by our management to have a material effect upon our business, financial condition or operations, including any litigation or action involving our officer, director or other key personnel. There have been no changes in the company's accountants or disagreements with its accountants since its inception.

There is a threatened action by the Harris Bank of Chicago, Illinois with respect to a defaulted loan agreement. Harris Bank claims to have a lien on the equipment used by the Registrant in its operations. The Registrant has had contact with Harris Bank and is attempting to resolve the matter. We believe that we have reached a resolution with Harris Bank. The resolution is anticipated to be closed within the second fiscal quarter of 2008. The exact terms have not yet been finalized. It is hoped that discussions the Company is involved in with various funding sources will reach an agreement and conclusion begun within the fourth fiscal quarter so the company may proceed with the transactions.

The Company has paid no rent or compensation of any type to the entities that claim to have legal title to the operating assets of APPC, up until six months ago. Although no lease exists, these entities are claiming that the Company owes a monthly rental amount of approximately $15,000. Based upon settlement discussions with the owner of the real estate the Company has accrued approximately $185,000 for past due rental expense. Since March, we have been paying $10,000 per month at the rate of $2,500 per week. This covers only current rent. Management has taken the position that since there was no contract or agreement to purchase the assets or for the payment of rentals for these assets, therefore nothing is owed. The consolidated operations for the period since APPC was acquired does contain $185,000 of accrued rent for compensation for use of the facilities. The owner (and former President of the Company and shareholder) of the entity that owns the real estate is claiming a monthly rental amount of $15,000. The Company has been in discussion with the owner of the real estate and has a tentative agreement that is not yet fully agreed upon. The terms under discussion include the purchase of the real estate for approximately $1,900,000 and $185,000 for additional back-rent and other capital debt claimed by the owner.

The Company received a letter, dated February 28, 2005, from the Attorney for Concentric Consumer Marketing, Inc., in connection with certain sums owed by American Petroleum Products Corporation ("APPC"), a wholly owned subsidiary of the Company, in the amount of $13,000 per month for the past four (4) months, for services. There is no way to determine at this time the validity of the claim, or any possible outcome or if the claim is material to the Company, or even if litigation will be commenced against the Company and/or APPC. The Company has reached a settlement with Concentric Consumer Marketing, Inc., which has been paid.

Clement Finance & Leasing, Inc. has apparently obtained a judgment against the Company in the State of Wisconsin, Circuit Court, Waukesha County, case No. 07CV-630, on or about March 5, 2007, for breach of contract involving the lease of certain Trailers to our subsidiary American Petroleum Group. On April 25, 2007, a Judgment was granted to Clement Finance & Leasing, Inc. in the amount of $14,329.00, plus interest at the rate of 9%. Thereafter, the judgment-creditor commenced an action in New York State Supreme Court, County of Putnam, under the Uniform Enforcement of Foreign Judgment Act. To date, it is unknown if such judgment has been granted and entered in New York State.

Indemnification of Officers and Directors

At present we have not entered into individual indemnity agreements with our Officer or Director. However, our By-Laws and Certificate of Incorporation provide a blanket indemnification that we shall indemnify, to the fullest extent under Nevada law, our directors and officers against certain liabilities incurred with respect to their service in such capabilities. In addition, the Certificate of Incorporation provides that the personal liability of our directors and officers and our stockholders for monetary damages will be limited.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

The Company is not an S corporation.

Name of Tax Advisor:	N/A
Address:	N/A
Telephone No. ( )	N/A

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete. N/A

FINANCIAL STATEMENTS

High Velocity Alternative Energy Corp. and Subsidiaries

Consolidated Financial Statements with Independent Auditors' Report

December 31, 2006

Index

High Velocity Alternative Energy Corp. and Subsidiaries

Index to the Consolidated Financial Statements

December 31, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

High Velocity Alternative Energy Corp.

We have audited the accompanying consolidated statement of operations (as restated for discontinued operation), stockholders' equity (deficit), and cash flows (as restated for discontinued operation) of High Velocity Alternative Energy Corp., f/k/a/ American Petroleum Group, Inc. and Subsidiaries for the year ended of December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation, we believe that our audit provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of their operations and their cash flows of High Velocity Alternative Energy Corp. and Subsidiaries for the year ended of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the consolidated financial statements, the Company is dependent on its ability to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. These factors, along with other matters set forth in Note B, raise substantial doubt that the Company will be able to continue as a going concern. Management's plan regarding those matters is also described in note B. The consolidated financials do not include any adjustments that might result from the outcome of these uncertainties.

Brown Smith Wallace, LLC

St. Louis. Missouri

May 24, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders

High Velocity Alternative Energy Corp.

We have audited the accompanying consolidated balance sheet of High Velocity Alternative Energy Corp., f/k/a/ American Petroleum Group, Inc. and Subsidiaries as of December 31, 2006, and the related consolidated statement of operations, stockholders' equity (deficit), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation, We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of High Velocity Alternative Energy Corp. and Subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the consolidated financial statements, the Company is dependent on its ability to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. These factors, along with other matters set forth in Note B, raise substantial doubt that the Company will be able to continue as a going concern. Management's plan regarding those matters is also described in note B. The consolidated financials do not include any adjustments that might result from the outcome of these uncertainties.

Paritz & Company P.A.

Hackensack, New Jersey

November 6, 2007

Triton Petroleum Group, Inc. and Subsidiaries

Consolidated Balance Sheet

December 31, 2006

ASSETS	
Current Assets	
Cash and cash equivalents	$31,019
Trade accounts receivable, net of allowance for doubtful accounts of $22,000	183,154
Inventory	402,916
Prepaid expenses and sundry current assets	14,788
Total Current Assets	631,877
Equipment, net of accumulated depreciation and amortization of $5,535	533
Other assets	14,700
TOTAL ASSETS	$647,110
LIABILITIES AND STOCKHOLDERS' DEFICIENCY	
Current Liabilities	
Book overdraft	$238,463
Trade accounts payable	2,251,497
Accrued interest	277,737
Accrued expenses	5,799
Advances from former president	327,915
Convertible notes payable	550,000
Loans payable to officers/stockholders	1,625,975
Total Current Liabilities	5,277,386

Commitments and Contingencies

Stockholders' Deficiency

Common stock, $.001 par value; 100,000,000 shares authorized; 23,353,500 shares issued and outstanding	23,354
Additional paid-in capital	18,027,878
Accumulated deficit	(22,681,508)
	(4,630,276)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY	$647,110

Triton Petroleum Group, Inc. and Subsidiaries

Consolidated Statements of Operations

Years Ended December 31, 2006 and 2005

	2006	2005 (Restated)
Net sales	$2,314,907	$1,965,330
Cost of goods sold	1,697,606	1,440,110
Gross Profit	617,301	525,220
Total selling, general and administrative expenses	2,429,139	7,774,559
Loss from continuing operations before other income and expense	(1,811,838)	(7,249,339)
Other Income (Expense)		
Write off and forgiveness of debts	(300,000)	492,500
Other income	-	13,056

Interest expense	(136,361)	(150,517)
Total Other Income (Expense)	(436,361)	355,039
Net loss from continuing operations	(2,248,199)	(6,894,300)
Discontinued operations		
Loss from the operation of the discontinued component	(98,036)	(135,103)
Impairment of goodwill relating to the discontinued component	-	(312,807)
Loss on disposal	(155,445)	-
Net loss from discontinued operations	(253,481)	(447,910)
Net Loss	$(2,501,680)	$(7,342,210)
Loss Per Share		
From continuing operations	$(0.11)	$(0.61)
From discontinued operations	$(0.01)	$(0.04)

Triton Petroleum Group, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Deficiency

Years Ended December 31, 2006 and 2005

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated	
	Number	Par Value	Number	Par Value	Capital	Deficit	Total
Balance as of December 31, 2004	2,527,500	$25,275	3,740,000	$3,740	$11,523,435	$(12,837,618)	$(1,285,168)
Net loss	-	-	-	-	-	(7,342,210)	(7,342,210)
Shares issued	1,150,000	11,500	12,224,750	12,225	6,197,557	-	6,221,282
Preferred shares exchanged for common stock	(3,677,500)	(36,775)	1,838,750	1,839	34,936	-	-
Balance as of December 31, 2005	-	-	17,803,500	17,804	17,755,928	(20,179,828)	(2,406,096)
Net loss	-	-	-	-	-	(2,501,680)	(2,501,680)
Stock based compensation	-	-	5,550,000	5,550	271,950	-	277,500
Balance as of December 31, 2006	-	$-	23,353,500	$23,354	$18,027,878	$(22,681,508)	$(4,630,276)

Triton Petroleum Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2006 and 2005

	2006	2005 (Restated)
Cash flows from operating activities:		
Net loss from continuing operations	$(2,248,199)	$(6,894,300)
Cash used in operating activities of discontinued operations	(253,481)	(447,910)
Impairment of goodwill relating to discontinued operations	-	312,807
Loss upon deconsolidation of subsidiary	155,445	-
Compensation, consulting and termination expenses in exchange for shares	277,500	5,122,500
Adjustments to reconcile net loss to net cash used in		
Operating activities:		
Bad debts	44,395	549,642
Increase in loans and advances payable to related parties	266,935	-
Write off and forgiveness of advances and debt	300,000	(492,500)
Depreciation	1,512	9,720
(Increase) decrease in operating assets:		
Trade accounts receivable	96,134	(31,837)
Advances to others	1,900	(204,200)
Inventory	124,584	(262,503)
Prepaid expenses	16,091	(28,579)
Other assets		(14,700)
Increase (decrease) in operating liabilities:		
Book overdraft	140,751	92,383
Trade accounts payable	1,262,787	427,701
Accrued expenses	(78,168)	144,993

Net cash used in operating activities	108,186	(1,716,783)
Cash flows from investing activities:		
Acquisition of division	-	(530,625)
Purchases of equipment	-	(3,251)
Net cash used in investing activities	-	(533,876)
Cash flows from financing activities:		
Issuance of common stock	-	3,826
Increase in additional paid-in capital	-	1,008,946
Proceeds from loans payable	-	1,239,181
Payments on loans payable	(77,167)	(2,095)
Net cash provided by financing activities	(77,167)	2,249,858
Increase (decrease) in cash and cash equivalents	31,019	(801)
Cash and cash equivalents, beginning of year	-	801
Cash and cash equivalents, end of year	$31,019	$-

Triton Petroleum Group, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Note A – Nature of Operations

The Company was incorporated in the State of Nevada in May, 2000 as Prelude Ventures, Inc. and changed its name to American Capital Alliance, Inc. in November, 2003. In November, 2004, the Company's name was changed to American Petroleum Group, Inc. and in 2005 it was changed to Triton Petroleum Group, Inc. ("The Company"). See note H.

The Company's currently manufactures and distributes petroleum and related products for the automotive industry.

Note B – Going Concern

The financial statements have been prepared using accounting principles generally accepted in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At December 31, 2006, the Company had accumulated losses of $22,681,508 since its inception. The Company's ability to continue as a going concern is dependent upon, among other things, its ability to achieve profitable operations, to maintain its existing financing and to obtain additional financing to meet its obligations and pay its liabilities when they come due. The Company is currently pursuing new debt and equity financing in conjunction with proposed future acquisitions and operations.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The Company has incurred, and continues to incur, losses from operations. For the years ended December 31, 2006 and 2005, the Company incurred net losses of $2,248,199 and $6,894,300, from continuing operations respectively. During these years the Company began implementing strategies to reduce its cash used in operating activities. The Company's strategy included a targeted reduction of the employee workforce, increasing the efficiency of the Company's processes, focusing development efforts on products with a greater probability of commercial sales, reducing professional fees and discretionary expenditures, and negotiating favorable payment arrangements with suppliers and service providers.

To date, the Company had financed its operations primarily through private equity (primarily through existing stockholders) and debt financing. The Company believes that it does not have sufficient funds to operate its business through the end of 2007.

Note C – Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Triton Petroleum Group, Inc. and its wholly owned subsidiary, American Petroleum Products Company ("APPC"). The accounts of Triton Petroleum LLC ("Triton") have been included as discontinued operations for the period from July 1, 2005 to December 31, 2006. All intercompany transactions and accounts have been eliminated upon consolidation.

Revenue

Revenue is earned and recognized when the product title passes from the Company to the buyer. Depending on the shipping contract (FOB shipping point/FOB destination), revenue is recognized and earned when the product is delivered and accepted by the buyer.

Trade Receivables

Concentration of credit risk with respect to receivables, which are unsecured, is generally limited due to the wide variety of customers and markets using the Company's products, as well as their dispersion across many geographic areas. The Company maintains allowances for potential credit losses, and such losses have been minimal and within management's expectations. The allowance for doubtful accounts is estimated based on various factors including revenue, historical credit losses and current trends.

Inventory

Inventory consisted of primarily raw materials (oil, additives and packaging material) and is valued at the lower of cost or market applied on a first-in, first-out basis.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Depreciation

Depreciation of equipment is computed using the straight-line method over 3 to 10 years for financial statements and income tax reporting purposes.

Advertising Costs

Advertising costs are expensed as incurred. There were no advertising costs during 2006 and 2005.

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109, "Accounting for Income Taxes". Under this method, deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax laws. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Loss Per Share

The Company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share is excluded if the potential effect is anti-dilutive. As such, no diluted loss per share amount have been included in the financial statements.

Stock-Based Compensation

The Company utilizes the fair value method of recording stock-based compensation of employees and others for services rendered, applied on the prospective method. The prospective method requires expense to be recognized for all awards granted and vested during the period.

New Accounting Pronouncements

In June 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154 "Accounting Changes and Error Corrections" ("SFAS No. 154"), which requires entities that make a change in accounting principle to apply that change retrospectively to prior periods' financial statements, unless such retrospective application would be impracticable. SFAS No. 154 supersedes Accounting Principles Board Opinion No. 20, Accounting changes ("APB No. 20"), which previously required that most voluntary changes in accounting principle be recognized by including in the current period's net income the cumulative effect of changing to the new accounting principle. SFAS No. 154 also makes a distinction between "retrospective application" of an accounting principle and the "restatement" of financial statements to reflect the correction of an error.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, ("SAB 108") Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 requires analysis of misstatements using both the income statement and balance sheet approach in assessing materiality and provides for a one-time cumulative effect transition adjustment.

In the opinion of management, adoption of the above pronouncements will not have a material effect on the Company.

Impairment of Long Lived Assets

The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. In the opinion of management, no such impairment existed at December 31, 2006.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

Note D – Income Taxes

At December 31, 2006, the Company has net operating loss carryforwards ("NOL's"), which expire commencing in 2022, totaling approximately $20,000,000.

The Company has a deferred tax asset of approximately $6,800,000 resulting from available NOL's for which a 100% valuation allowance has been applied.

Note E – Business Combinations, Abandoned Combinations and Discontinued Operations

Triton Petroleum, LLC

On July 1, 2005, TPG acquired the operating assets of Triton Petroleum, LLC ("Triton"). Triton purchases used oil from various consolidators of used petroleum such as gear oil, machine oils, and transports the un-combusted, but unrefined oils back to its reclamation facility in Detroit, Michigan, for refining where it undergoes a detailed reclamation process which extrapolates all impurities and contaminants from the oil leaving renewable petroleum base oil which can be blended with new crude and other chemical components.

During 2006 the acquisition was cancelled and Triton's operations were discontinued. The results of operations for Triton have been reclassified as discontinued operations for all periods presented.

The results of operations from July 1, 2005 thru December 31, 2006 are included in the consolidated financial statements as discontinued operations and are summarized as follows.

	2006	2005
Sales	$-0-	$-0-
Costs and expenses	98,036	135,103
Net loss	$(98,036)	$(135,103)

Because the plant has been significantly idle since acquisition, no pro forma or prior period financial statements have been included.

The Company has not been able to operate the assets acquired and was unable to demonstrate the ability to do so, therefore goodwill was recorded as impaired during the year ended December 31, 2005.

Oilmatic Systems, LLC

During 2004, the Company entered into a Letter of Intent to purchase Oilmatic Systems LLC and Oilmatic International, Inc., (collectively "Oilmatic") in exchange for shares of Company's common stock. It was anticipated that the transaction would close after the end of the first fiscal quarter of 2005. Effective May 20, 2005, management of the Company felt that the mutual goals of both parties were not attainable and cancelled the proposed acquisition.

In connection with the proposed acquisition, the Company advanced Oilmatic an interest free loan of $300,000. Despite repeated demands for the re-payment of the loan, which was due nine months after issuance, the Company has not been able to collect the amount due. Accordingly, the entire balance was written off in 2006.

Note F – Related Party Transactions

Advances from Former President

This obligation is non interest bearing, unsecured, has no specific terms of repayment and consists of the following:

Amounts previously advanced to a subsidiary of the Company acquired in 2003	$142,915
Accrued rent payable	185,000
Total	$327,915

Certain entities owned or controlled by the former president of a subsidiary purport to have legal title to the operating assets of a subsidiary acquired in 2003. Although no lease exists, these entities are claiming that the Company owes a monthly rental amount of approximately $15,000. Based upon settlement discussions with the owner of the real estate the Company has accrued approximately $185,000 for past due rental expense.

Loans from Officers and Stockholders

These notes are unsecured, due on demand, and bear interest of 8% per annum.

The Company also entered into a stock borrowing arrangement whereby several of the above stockholders and officers of the Company transferred approximately 1,000,000 shares pre-split or 50,000 shares on a post split basis of common stock into an escrow account. The shares were subsequently sold with the proceeds of $500,000 being transferred to the Company. The Company was obligated to return the shares to the original holders by April 2005. This obligation was subsequently extended and the shares were returned on December 30, 2005. 50,000 post-reverse split shares were issued with a value of $7,500 ($0.15 per share).

Note G – Convertible Notes Payable

Convertible notes payable consist of the following:

Note convertible into 588,235 shares of common stock, bearing interest at 7% per annum, was due on December 31, 2005. This obligation is collateralized a first security interest in substantially all assets of the company. See note I	$500,000
Other, bearing interest at 9% per annum (1)	50,000
	$550,000

(1) Principal and any accrued interest is convertible into common stock of the Company based upon a formula equal to 40% below the closing bid price of the stock starting after six months from execution of this agreement (150,000 shares at December 31, 2005). Additionally, the agreement contains certain covenants prohibiting the payment of dividends, retirements or redemptions of capital stock, or the transfer of material assets of the Company. On October 18, 2004, the Company received notice from the lender

that, in its opinion, the Company was in default on the arrangement as a result of distributions to classes of equity holders and possibly transfer of material assets. The lender has made assertions about misappropriation of corporate funds. Management of the company finds these assertions as unfounded and the Company is in compliance with the terms of the agreement. Discussions regarding the resolution are continuing.

NOTE H – CONTINGENCIES

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of business and have not yet been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of management, have a material adverse effect on the results of operations or the financial condition of the Company.

NOTE I – SUBSEQUENT EVENTS

On August 21, 2007 the Company changed its name to High Velocity Alternative Energy Corp.

On June 19, 2007 the terms of the secured convertible notes referred to in Note G were amended to extend the maturity date to December 31, 2008 and to entitle the holder of the note to convert all of the outstanding balance of the obligation plus accrued interest and liquidated damages (aggregating approximately $890,000 at June 19, 2007) into shares of the Company's common stock at a price per share equal to the lower of $.85 per share or 80% of the volume weighted average price, as defined, of the Company's common stock for the thirty trading days immediately preceding the conversion date.

Effective February 21, 2007 the company converted approximately $1,500,000 of loans due to stockholders and officers of the company to an equal number of Series B Cumulative Preferred Shares of stock.

Item 6. Management's Discussion and Analysis or Plan of Operation

Forward-Looking Information

Certain statements in this document are forward-looking in nature and relate to trends and events that may affect the Company's future financial position and operating results. The words "expect" "anticipate" and similar words or expressions are to identify forward-looking statements. These statements speak only as of the date of the document; those statements are based on current expectations, are inherently uncertain and should be viewed with caution. Actual results may differ materially from the forward-looking statements as a result of many factors, including changes in economic conditions and other unanticipated events and conditions. It is not possible to foresee or to identify all such factors. The Company makes no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date of this document that may affect the accuracy of any forward-looking statement.

Plan of Operations

We were a startup, development stage Company prior to the acquisition of American Petroleum Products Company ("APPC") beginning with operations as of July 1, 2004, and did not realize any revenues from our business operations until that time. However, at the time of acquiring APPC, its sales volume was at a point below its break even point and therefore was losing money. Management of the company feels that APPC is operating at a small percentage of its capacity with its major constraint on increasing volume being that of financing raw materials for manufacturing and some other limited variable manufacturing costs. In addition, it is currently not generating profits of sufficient amount to support the other operations of the parent Company. Accordingly, we must raise money from sources other than the operations of this business. Our only other source of cash at this time is investments by others (primarily from existing shareholders and others) in our Company. We must raise additional cash to complete any future acquisitions and maintain current operations, otherwise the business will fail.

Liquidity, Capital Resources and Operations

Since the Company's inception, the Company raised funds from officer/stockholder advances, from private sales of its common shares, including approximately $500,000 from the sale of borrowed stock contributed by the Company's promoters. We have repaid this stock borrowing with the issuance of 50,000 shares of common stock (taking in to account a reverse of the common shares of the Company in November 2004). This money was utilized for certain start-up costs and operating capital.

Subsequently, effective February 21, 2007, the Company converted approximately 1,500,000 worth of debt due to certain shareholders into an equal number of Series B Cumulative Preferred Shares (See Item 12; Certain Relationships and Related Transactions Issuance of Stock).

In this regard, the Company's plan of operations for the next 12 months is to continue to attempt to makes its operations profitable through expanding its sales and potential acquisitions. Product research and development is expected to be minimal during the period. Additionally, the company does not expect any change in number of employees other than through acquisitions, if any.

Financings

To meet our need for cash, we are attempting to raise debt and equity financing to complete the acquisitions described in this document and fund the company's ongoing operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions mentioned in this document or any contemplated acquisition, we will have to find alternate sources such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and cannot raise it, the company will either have to suspend operations until we do raise the cash or cease operations entirely.

On July 25, 2005, we conducted a Rule 504, Regulating D offering of $1,000,000 worth of convertible Debentures of our subsidiary American Petroleum Products Company ("APPC"), to accredited investors in the State of Texas. The Offering was amended on

October 10, 2005 to include the State of Pennsylvania. Pursuant to the Offering, APPC issued the convertible debentures, which were convertible into shares of common stock. As part of the Offering, APPC was to be merged into the Registrant. This event did no occur. Upon conversion into shares and merger of APPC into the Registrant, the offering shares are issuable as shares of High Velocity Alternative Energy Corp. Pursuant to the amendment to the original offering, the amount of shares to be offered for sale was raised to a total of 3,108,000 shares of common stock.

RESULTS OF OPERATIONS:

For the Years Ending December 31, 2006 vs. December 31, 2005

Net sales

Net sales in 2006 were $2,314,907 as compared to $1,965,330 in 2005, which represents an increase of $349,577. Product volume delivered is similar and most of the increase is attributable to higher oil prices in 2006.

Cost of Goods Sold and Gross Profit

Cost of goods sold for 2006 was $1,697,606 compared to $1,440,110 in 2005, an increase of $257,496 or 18%. This increase is due to the increase in sales. Gross profit for 2006, was $617,301 or 27% as compared to $525,220 or 27% in 2005. The consistent gross profit percentage is the result of increasing sales prices in proportion to higher costs.

Selling, General and Administrative Expenses

These expenses for 2006 were $2,429,139 as compared to $7,774,559 in 2005, a decrease of $5,345,420 or 69%. The decrease was attributable to three contributing factors, a decrease in non-cash compensation to $277,500 in 2006 from $5,122,500 in 2005, a decrease in payroll and related expense from to $785,967 in 2006 from $1,122,181 in 2005, and a savings of $164,206 related to a reduction in rents and office related expenses.

Other Income (Expense)

Other expenses increased to $436,361 in 2006 compared to income of $355,039 in 2005. This was principally due to a forgiveness of debt in 2005 of $492,500, which did not occur in 2006, and the write off of $300,000 due to an advance in connection with an abandoned acquisition in 2006.

Net Loss from Continuing Operations

The net loss was $2,248,199 in 2006 compared to a loss of $6,894,300 in 2005. The $4,646,101 decrease was a result of three factors namely, the increased gross profit, the significant reduction on selling, general and administrative expenses, and the increase in other expense.

Discontinued Operations

During 2006, the operations of Triton Petroleum, LLC were discontinued and accordingly it's operations are reflected as discontinued for all periods presented. In 2005, impairment of goodwill related to this operation was recorded.

Liquidity and Financial Resources

During the years ended December 31, 2006 and 2005, net cash provided by (used in) operating activities was $108,186 and $(1,716,783). The Company incurred net losses of $(2,501,680) and $(7,342,210) for the years ended December 31, 2006 and 2005, respectively. The Company still would have incurred net operating losses in 2006 and 2005 even if the non-cash stock compensation, financing expense and goodwill impairment expenses, detailed above did not occur. Additionally at December 31, 2006 and December 31, 2005, current liabilities exceeded current assets by $4,645,509 and $2,580,611, respectively.

These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company anticipates that in order to fulfill its plan of operation including payment of certain past liabilities of the Company, it will need to seek financing from outside sources. The Company is currently pursuing private debt and equity sources. It is the intention of the Company's management to also improve profitability by significantly reducing operating expenses and to increase revenues significantly, through growth and acquisitions.

The Company is actively in discussion with on or more potential acquisition or merger candidates. There is no assurance that the Company will be successful in raising the necessary funds nor there a guarantee that the Company can successfully execute any acquisition or merger transaction with any company or individual or if such transaction is effected, that the Company will be able to operate such company profitably or successfully.

The increases in recurring administrative expenses detailed above in The Results of Operations section are due to the start up of the operations, increases in personnel and professional fees, and a generally higher level of fixed administrative expenses. It is anticipated by the Registrant that General and Administrative costs will remain relatively the same, while Revenues and Gross Profit will increase as a result of the business derived from APPC and Triton. This can be achieved only if the Company can obtain financing from outside sources since additional capital is needed to operate and expand operations from current levels.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Original

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 15, 2008

High Velocity Alternative Energy Corp.

By:____________________________
Robert Somerman, CEO
Director

By:____________________________ Director
Ron Shapss, Director

By:____________________________
Eliot Cole, Director

By:____________________________
James Zimbler, VP
Director

By:____________________________
M. David Sayid, VP
Director

Original

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 15, 2008

High Velocity Alternative Energy Corp.

By: ______________________
Robert Somerman, CEO
Director

By: ______________________
Ron Schapps, Director

By: ______________________
Eliot Cole, Director

By: ______________________
James Zimbler, VP
Director

By: ______________________
M. David Sayid, VP
Director

Original

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 15, 2008

High Velocity Alternative Energy Corp.

By:____________________________
Robert Somerman, CEO
Director

By:____________________________
Ron Schapps, Director

By:____________________________
Eliot Cole, Director

By:____________________________
James Zimbler, VP
Director

By:____________________________
M. David Sayid, VP
Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 15, 2008

High Velocity Alternative Energy Corp.

By:________________________
Robert Somerman, CEO
Director

By:________________________
Ron Schapps, Director

By:________________________
Eliot Cole, Director

By:________________________
James Zimbler, VP
Director

By:________________________
M. David Sayid, VP
Director

By:________________________
Henry Camilli, CFO

Exhibit 3.1

ARTICLES OF INCORPORATION
OF
PRELUDE VENTURES, INC.
ARTICLE I

The name of this corporation is PRELUDE VENTURES, INC.

ARTICLE II

The amount of total authorized capital stock which the corporation shall have authority to issue is 45,000,000 shares of common stock, each with $0.001 par value, and 5,000,000 shares of preferred stock, each with $0.001 par value. To the fullest extent permitted by the laws of the State of Nevada (currently set forth as NRS 78.195), as the same now exists or may hereafter be amended or supplemented, the board of directors of the Corporation (the "Board of Directors") may fix and determine the designations, rights, preferences or other variations of each class or series within the shares of stock of the Corporation.

ARTICLE III

The business and affairs of the Corporation shall be managed by the Board of Directors which shall exercise all the powers of the Corporation except as otherwise provided in the bylaws of the Corporation (the "Bylaws"), these Articles of Incorporation or by the laws of the State of Nevada. The number of members of the Board of Directors shall be set in accordance with the Bylaws; however, the initial Board of Directors shall consist of one member. The name and address of the person who shall serve as the directors until the first annual meeting of stockholders and until his successors are duly elected and qualified as follows:

NAME	ADDRESS
William Alexander Iverson	203-1010 Chilco Street Vancouver, British Columbia Canada V6G 2R6

ARTICLE IV

The name and address of the incorporator is the Corporation of Joel Pensley, c/o Office of Roger Fidler, Attorney at Law, 163 South Street, Hackensack, New Jersey 07601.

ARTICLE V

To the fullest extent permitted by the laws of the State of Nevada (currently set forth in NRS 78.037), as the same now exists or may hereafter be amended or supplemented, no director or officer of the Corporation shall be liable to the Corporation or its stockholders for damages for breach of fiduciary duty as a director or officer.

ARTICLE VI

The Corporation shall indemnify, to the fullest extent permitted by applicable law in effect from time to time, any person against all liability and expense (including attorneys' fees) incurred by reason of the fact that he is or was a director or officer of the Corporation, he is or was serving at the request of the Corporation as a director, officer, employee, or agent of, or in any similar managerial or fiduciary position of, another corporation, partnership, joint venture, trust or other enterprise. The Corporation shall also indemnify any person who is serving or has served the Corporation as a director, officer, employee, or agent of the Corporation to the extent and in the manner provided in any bylaw, resolution of the shareholders and directors contract, or otherwise, so long as such provision is legally permissible.

ARTICLE VII

The owners of shares of stock of the Corporation shall not have a preemptive right to acquire unissued shares, treasury shares of securities convertible into such shares.

ARTICLE VIII

Only the shares of capital stock of the Corporation designated at issuance as having voting rights shall be entitled to vote at meetings of stockholders of the Corporation, and only stockholders of record of shares having voting rights shall be entitled to notice of and to vote at meetings of stockholders of the Corporation.

ARTICLE IX

The initial resident agent of the Corporation shall be Nevada Corporate Headquarters, Inc., 5300 West Sahara Street, Suite 101, Las Vegas Nevada 89146.

ARTICLE X

The provisions of NRS 78.378 to 78.3793 inclusive, shall not apply to the Corporation.

ARTICLE XI

The purposes for which the Corporation is organized and its powers are as follows:

To engage in all lawful business; and

To have, enjoy, and exercise all of the rights, powers, and privileges conferred upon corporations incorporated pursuant to Nevada law, whether now or hereafter in effect, and whether or not herein specifically mentioned.

ARTICLE XII

One-third of the votes entitled to be cast on any matter by each shareholder voting group entitled to vote on a matter shall constitute a quorum of that voting group for action on that matter by shareholders.

ARTICLE XIII

The holder of a bond, debenture or other obligation of the Corporation may have any of the rights of a stockholder in the Corporation to the extent determined appropriate by the Board of Directors at the time of issuance of such bond, debenture or other obligation.

IN WITNESS WHEREOF, the undersigned incorporator has executed these Articles of Incorporation this 24th day of May, 2000.

/s/ JOEL PENSLEY

NEVADA CORPORATE HEADQUARTERS, INC. hereby accepts the appointment as
----
Resident Agent for Prelude Ventures, Inc. this 24th day of May, 2000.

/s/ CAT W. CHURTEE

Authorized Signature

Exhibit 3.2

Bylaws
of
Prelude Ventures, Inc.

(A NEVADA CORPORATION)

ARTICLE I
SHAREHOLDERS' MEETINGS

SECTION 1. TIME. An annual meeting for the election of directors and for the transaction of any other proper business and any special meeting shall be held on the date and at the time as the Board of Directors shall from time to time fix.

Time of Meeting: Ten o'clock A.M.
Date of Meeting: The first day of May

SECTION 2. PLACE. Annual meetings and special meeting shall be held at such place, within or without the State of Nevada, as the Directors may, from time to time, fix. Whenever the Directors shall fail to fix such place, the meetings shall be held at the principal executive office of the corporation.

SECTION 3. CALL. Annual meetings may be called by the Directors, by the Chairman of the Board, if any, Vice Chairman of the Board, if any, the President, if any, the Secretary, or by any officer instructed by the Directors to call the meeting. Special meetings may be called in like manner and by the holders of shares entitled to cast not less than ten percent of the votes at the meeting being called.

SECTION 4. NOTICE. Written notice stating the place, day and hour of each meeting, and, in the case of a special meeting, the general nature of the business to be transacted or, in the case of an Annual Meeting, those matters which the Board of Directors, at the time of mailing of the notice, intends to present for action by the shareholders, shall be given not less than ten days (or not less than any such other minimum period of days as may be prescribed by the General Corporation Law) or more than sixty days (or more than any such maximum period of days as may be prescribed by the General Corporation Law) before the date of the meeting, by mail, personally, or by other means of written communication, charges prepaid by or at the direction of the Directors, the President, if any, the Secretary or the officer or persons calling the meeting, addressed to each shareholder at his address appearing on the books of the corporation or given by him to the corporation for the purpose of notice, or, if no such address appears or is given, at the place where the principal executive office of the corporation is located or by publication at least once in a newspaper of general circulation in the county in which the said principal executive office is located.

Such notice shall be deemed to be delivered when deposited in the United States mail with first class postage therein prepaid, or sent by other means of written communication addressed to the shareholder at his address as it appears on the stock transfer books of the corporation. The notice of any meeting at which directors are to be elected shall include the names of nominees intended at the time of notice to be presented by management for election. At an annual meeting of shareholders, any matter relating to the affairs of the corporation, whether or not stated in the notice of the meeting, may be brought up for action except matters which the General Corporation Law requires to be stated in the notice of the meeting. The notice of any annual or special meeting shall also include, or be accompanied by, any additional statements, information, or documents prescribed by the General Corporation Law. When a meeting is adjourned to another time or place, notice of the adjourned meeting need not be given if the time and place thereof are announced at the meeting at which the adjournment is taken; provided that, if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting.

SECTION 5. CONSENT. The transaction of any meeting, however called and noticed, and wherever held, shall be as valid as though a meeting was duly held after regular call and notice, if a quorum is present and if, either before or after the meeting, each of the shareholders or his proxy signs a written waiver of notice or a consent to the holding of the meeting or an approval of the minutes thereof. All such waivers, consents and approvals shall be filed with the corporate records or made a part of the minutes of the meeting. Attendance of a person at a meeting constitutes a waiver of notice of such meeting, except when the person objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened and except that attendance at a meeting shall not constitute a waiver of any right to object to the consideration of matters required by the General Corporation Law to be included in the notice if such objection is expressly made at the meeting. Except as otherwise provided in subdivision (f) of Section 601 of the General Corporation Law, neither the business to be transacted at nor the purpose of any regular or special meeting need be specified in any written waiver of notice.

SECTION 6. CONDUCT OF MEETING. Meetings of the shareholders shall be presided over by one of the following officers in the order of seniority and if present and acting -- the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, the President, if any, a Vice-President, or, if none of the foregoing is in office and present and acting, by a chairman to be chosen by the shareholders. The Secretary of the corporation, or in his absence, an Assistant Secretary, shall act as secretary of every meeting, but, if neither the Secretary nor an Assistant Secretary is present, the Chairman of the meeting shall appoint a secretary of the meeting.

SECTION 7. PROXY REPRESENTATION. Every shareholder may authorize another person or persons to act as his proxy at a meeting or by written action. No proxy shall be valid after the expiration of eleven months from the date of its execution unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the person executing it prior to the vote or written action pursuant thereto, except as otherwise provided by the General Corporation Law. As used herein, a "proxy" shall be deemed to mean a written authorization signed by a shareholder or a shareholder's attorney in fact giving another person or persons power to vote or consent in writing with respect to the shares of such shareholder, and "signed" as used herein shall be deemed to mean the placing of such shareholder's name on the proxy, whether by manual signature, typewriting, telegraphic transmission or otherwise by such shareholder or such shareholder's attorney in fact. Where applicable, the form of any proxy shall comply with the provisions of Section 604 of the General Corporation Law.

SECTION 8. INSPECTORS - APPOINTMENT. In advance of any meeting, the Board of Directors may appoint inspectors of election to act at the meeting and any adjournment thereof. If inspectors of election are not so appointed, or, if any persons so appointed fail to appear or refuse to act, the Chairman of any meeting of shareholders may, and on the request of any shareholder or a shareholder's proxy shall, appoint inspectors of election, or persons to replace any of those who so fail or refuse, at the meeting. The number of inspectors shall be either one or three. If appointed at a meeting on the request of one or more shareholders or proxies, the majority of shares represented shall determine whether one or three inspectors are to be appointed.

The inspectors of election shall determine the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, the authenticity, validity, and effect of proxies, receive votes, ballots, if any, or

consents, hear and determine all challenges and questions in any way arising in connection with the right to vote, count and tabulate all votes or consents, determine when the polls shall close, determine the result, and do such acts as may be proper to conduct the election or vote with fairness to all shareholders. If there are three inspectors of election, the decision, act, or certificate of a majority shall be effective in all respects as the decision, act, or certificate of all.

SECTION 9. SUBSIDIARY CORPORATIONS. Shares of this corporation owned by a subsidiary shall not be entitled to vote on any matter. A subsidiary for these purposes is defined as a corporation, the shares of which possessing more than 25% of the total combined voting power of all classes of shares entitled to vote, are owned directly or indirectly through one or more subsidiaries.

SECTION 10. QUORUM; VOTE; WRITTEN CONSENT. The holders of a majority of the voting shares shall constitute a quorum at a meeting of shareholders for the transaction of any business. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum if any action taken, other than adjournment, is approved by at least a majority of the shares required to constitute a quorum. In the absence of a quorum, any meeting of shareholders may be adjourned from time to time by the vote of a majority of the shares represented thereat, but no other business may be transacted except as hereinbefore provided.

In the election of directors, a plurality of the votes cast shall elect. No shareholder shall be entitled to exercise the right of cumulative voting at a meeting for the election of directors unless the candidate's name or the candidates' names have been placed in nomination prior to the voting and the shareholder has given notice at the meeting the shareholder's votes. If any one shareholder has given such notice, all shareholders may cumulate their votes for such candidates in nomination.

Except as otherwise provided by the General Corporation Law, the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at a meeting at which a quorum is present shall be authorized by the affirmative vote of a majority of the shares represented at the meeting.

Except in the election of directors by written consent in lieu of a meeting, and except as may otherwise be provided by the General Corporation Law, the Articles of Incorporation or these Bylaws, any action which may be taken at any annual or special meeting may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by holders of shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Directors may not be elected by written consent except by unanimous written consent of all shares entitled to vote for the election of directors. Notice of any shareholder approval pursuant to Section 310, 317, 1201 or 2007 without a meeting by less than unanimous written consent shall be given at least ten days before the consummation of the action authorized by such approval, and prompt notice shall be given of the taking of any other corporate action approved by shareholders without a meeting by less than unanimous written consent to those shareholders entitled to vote who have not consented in writing.

SECTION 11. BALLOT. Elections of directors at a meeting need not be by ballot unless a shareholder demands election by ballot at the election and before the voting begins. In all other matters, voting need not be by ballot.

SECTION 12. SHAREHOLDERS' AGREEMENTS. Notwithstanding the above provisions in the event this corporation elects to become a close corporation, an agreement between two or more shareholders thereof, if in writing and signed by the parties thereof, may provide that in exercising any voting rights the shares held by them shall be voted as provided therein or in Section 706, and may otherwise modify these provisions as to shareholders' meetings and actions.

ARTICLE II
BOARD OF DIRECTORS

SECTION 1. FUNCTIONS. The business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of its Board of Directors. The Board of Directors may delegate the management of the day-to-day operation of the business of the corporation to a management company or other person, provided that the business and affairs of the corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the Board of Directors. The Board of Directors shall have authority to fix the compensation of directors for services in any lawful capacity.

Each director shall exercise such powers and otherwise perform such duties in good faith, in the manner such director believes to be in the best interests of the corporation, and with care, including reasonable inquiry, using ordinary prudence, as a person in a like position would use under similar circumstances. (Section 309).

SECTION 2. EXCEPTION FOR CLOSE CORPORATION. Notwithstanding the provisions of Section 1, in the event that this corporation shall elect to become a close corporation as defined in Section 186, its shareholders may enter into a Shareholders' Agreement as provided in section 300 (b). Said Agreement may provide for the exercise of corporate powers and by the shareholders, provided however such agreement shall, to the extent and so long as the discretion or powers of the Board in its management of corporate affairs is controlled by such agreement, impose upon each shareholder who is a party thereof, liability for managerial acts performed or omitted by such person pursuant thereto otherwise imposed upon Directors as provided in Section 300 (d).

SECTION 3. QUALIFICATION AND NUMBER. A director need not be a shareholder of the corporation, a citizen of the United States, or a resident of the State of Nevada. The authorized number of directors constituting the Board of Directors until further changed shall be one. Thereafter, the authorized number of directors constituting the Board shall be at least three provided that, whenever the corporation shall have only two shareholders, the number of directors may be at least two, and, whenever the corporation shall have only one shareholder, the number of directors may be at least one. Subject to the foregoing provisions, the number of directors may be changed from time to time by an amendment of these Bylaws adopted by the shareholders. Any such amendment reducing the number of directors to fewer than five cannot be adopted if the votes cast against its adoption at a meeting or the shares not consenting in writing in the case of action by written consent are equal to more than sixteen and two-thirds percent of the outstanding shares. No decrease in the authorized number of directors shall have the effect of shortening the term of any incumbent director.

SECTION 4. ELECTION AND TERM. The initial Board of Directors shall consist of the persons elected at the meeting of the incorporator, all of whom shall hold office until the first annual meeting of shareholders and until their successors have been elected and qualified, or until their earlier resignation or removal from office. Thereafter, directors who are elected to replace any or all of the members of the initial Board of Directors or who are elected at an annual meeting of shareholders, and directors who are elected in the interim to fill vacancies, shall hold office until the next annual meeting of shareholders and until their successors have been elected and qualified, or until their earlier resignation, removal from office, or death. In the interim between annual meetings of shareholders or of special meetings of shareholders called for the election of directors, any vacancies in the Board of Directors, including vacancies resulting from an increase in the authorized number of directors which have not been filled by the shareholders, including any other vacancies which the General Corporation Law authorizes directors to fill, and including vacancies resulting from the removal of directors which are not filled at the meeting of shareholders at which any such removal has been effected, if the Articles of Incorporation or a Bylaw adopted by the shareholders so provides, may be filled by the vote of a majority of the directors then in office or of the sole remaining director, although less than a quorum exists. Any director may resign effective upon giving written notice to the Chairman of the Board, if any, the President, the Secretary or the Board of Directors, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to the office when the resignation becomes effective.

The shareholders may elect a director at any time to fill any vacancy which the directors are entitled to fill, but which they have not filled. Any such election by written consent shall require the consent of a majority of the shares.

SECTION 5. INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS. The corporation may indemnify any Director, Officer, agent or employee as to those liabilities and on those terms and conditions as are specified in Section 317. In any event, the corporation shall have the right to purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against.

SECTION 6. MEETINGS.

TIME. Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the directors may conveniently assemble.

PLACE. Meetings may be held at any place, within or without the State of Nevada, which has been designated in any notice of the meeting, or, if not stated in said notice, or, if there is no notice given, at the place designated by resolution of the Board of Directors.

CALL. Meetings may be called by the Chairman of the Board, if any and acting, by the Vice Chairman of the Board, if any, by the President, if any, by any Vice President or Secretary, or by any two directors.

NOTICE AND WAIVER THEREOF. No notice shall be required for regular meetings for which the time and place have been fixed by the Board of Directors. Special meetings shall be held upon at least four days' notice by mail or upon at least forty-eight hours' notice delivered personally or by telephone or telegraph. Notice of a meeting need not be given to any director who signs a waiver of notice, whether before or after the meeting, or who attends the meeting without protesting, prior thereto or at its commencement, the lack of notice to such director. A notice or waiver of notice need not specify the purpose of any regular or special meeting of the Board of Directors.

SECTION 7. SOLE DIRECTOR PROVIDED BY ARTICLES OF INCORPORATION. In the event only one director is required by the Bylaws or Articles of Incorporation, then any reference herein to notices, waivers, consents, meetings or other actions by a majority quorum of the directors shall be deemed to refer to such notice, waiver, etc., by such sole director, who shall have all the rights and duties and shall be entitled to exercise all of the powers and shall assume all the responsibilities otherwise herein described as given to a Board of Directors.

SECTION 8. QUORUM AND ACTION. A majority of the authorized number of directors shall constitute a quorum except when a vacancy or vacancies prevents such majority, whereupon a majority of the directors in office shall constitute a quorum, provided such majority shall constitute at least either one-third of the authorized number of directors or at least two directors, whichever is larger, or unless the authorized number of directors is only one. A majority of the directors present, whether or not a quorum is present, may adjourn any meeting to another time and place. If the meeting is adjourned for more than twenty-four hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the directors, if any, who were not present at the time of the adjournment. Except as the Articles of Incorporation, these Bylaws and the General Corporation Law may otherwise provide, the act or decision done or made by a majority of the Directors present at a meeting duly held at which a quorum is present shall be the act of the Board of Directors. Members of the Board of Directors may participate in a meeting through use of conference telephone or similar communications equipment, so long as all members participating in such meeting can hear one another, and participation by such use shall be deemed to constitute presence in person at any such meeting.

A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, provided that any action which may be taken is approved by at least a majority of the required quorum for such meeting.

SECTION 9. CHAIRMAN OF THE MEETING. The Chairman of the Board, if any and if present and acting, the Vice Chairman of the Board, if any and if present and acting, shall preside at all meetings. Otherwise, the President, if any and present and acting, or any director chosen by the board, shall preside.

SECTION 10. REMOVAL OF DIRECTORS. The entire Board of Directors or any individual director may be removed from office without cause by approval of the holders of at least a majority of the shares provided, that unless the entire Board is removed, an individual director shall not be removed when the votes cast against such removal, or not consenting in writing to such removal, would be sufficient to elect such director if voted cumulatively at an election of directors at which the same total number of votes were cast, or, if such action is taken by written consent, in lieu of a meeting, all shares entitled to vote were voted, and the entire number of directors authorized at the time of the director's most recent election were then being elected. If any or all directors are so removed, new directors may be elected at the same meeting or by such written consent. The Board of Directors may declare vacant the office of any director who has been declared of unsound mind by an order of court or convicted of a felony.

SECTION 11. COMMITTEES. The Board of Directors, by resolution adopted by a majority of the authorized number of directors, may designate one or more committees, each consisting of two or more directors to serve at the pleasure of the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any such committee. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have all the authority of the Board of Directors except such authority as may not be delegated by the provisions of the General Corporation Law.

SECTION 12. INFORMAL ACTION. The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum is present and if, either before or after the meeting each of the directors not present signs a written waiver of notice, a consent to holding the meeting, or an approval of the minutes thereof. All such waivers, consents, or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

SECTION 13. WRITTEN ACTION. Any action required or permitted to be taken may be taken without a meeting if all of the members of the Board of Directors shall individually or collectively consent in writing to such action. Any such written consent or consents shall be filed with the minutes of the proceedings of the Board. Such action by written consent shall have the same force and effect as a unanimous vote of such directors.

ARTICLE III
OFFICERS

SECTION 1. OFFICERS. The officers of the corporation shall be a Chairman of the Board or a President or both, a Secretary and a Chief Financial Officer. The corporation may also have, at the discretion of the Board of Directors, one or more Vice Presidents, one or more Assistant Secretaries and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article. One person may hold two or more offices.

SECTION 2. ELECTION. The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article shall be chosen annually by the Board of Directors, and each shall hold his office until he shall resign or shall be removed or otherwise disqualified to serve, or his successor shall be elected and qualified.

SECTION 3. SUBORDINATE OFFICERS, ETC. The Board of Directors may appoint such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the Bylaws or as the Board of Directors may from time to time determine.

SECTION 4. REMOVAL AND RESIGNATION. Any officer may be removed, either with or without cause, by a majority of the directors at the time in office, at any regular or special meeting of the Board, or, except in case of an officer chosen by the Board of Directors, by any officer upon whom such power of removal may be conferred by the Board of Directors.

Any officer may resign at any time by giving written notice to the Board of Directors, or to the President, or to the Secretary of the corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 5. VACANCIES. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the Bylaws for regular appointments to such office.

SECTION 6. CHAIRMAN OF THE BOARD. The Chairman of the Board, if there shall be such an officer, shall, if present, preside at all meetings of the Board of Directors, and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or prescribed by the Bylaws.

SECTION 7. PRESIDENT. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, if there be such an officer, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. He shall preside at all meetings of the shareholders and in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board of Directors. He shall be ex officio a member of all the standing committees, including the Executive Committee, if any, and shall have the general powers and duties of management usually vested in the office of President of a corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or the Bylaws.

SECTION 8. VICE PRESIDENT. In the absence or disability of the President, the Vice Presidents, in order of their rank as fixed by the Board of Directors, or if not ranked, the Vice President designated by the Board of Directors, shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to, all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors or the Bylaws.

SECTION 9. SECRETARY. The Secretary shall keep, or cause to be kept, a book of minutes at the principal office or such other place as the Board of Directors may order, of all meetings of Directors and Shareholders, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present at Directors' meetings, the number of shares present or represented at Shareholders' meetings and the proceedings thereof.

The Secretary shall keep, or cause to be kept, at the principal office or at the office of the corporation's transfer agent, a share register, or duplicate share register, showing the names of the shareholders and their addresses; the number and classes of shares held by each; the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all the meetings of the shareholders and of the Board of Directors required by the Bylaws or by law to be given, and he shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by the Bylaws.

SECTION 10. CHIEF FINANCIAL OFFICER. This officer shall keep and maintain, or cause to be kept and maintained in accordance with generally accepted accounting principles, adequate and correct accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, earnings (or surplus) and shares. The books of account shall at all reasonable times be open to inspection by any director.

This officer shall deposit all monies and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the President and directors, whenever they request it, an account of all his transactions and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the Bylaws.

ARTICLE IV
CERTIFICATES AND TRANSFERS OF SHARES

SECTION 1. CERTIFICATES FOR SHARES. Each certificate for shares of the corporation shall set forth therein the name of the record holder of the shares represented thereby, the number of shares and the class or series of shares owned by said holder, the par value, if any, of the shares represented thereby, and such other statements, as applicable, prescribed by sections 416

- 419, inclusive, and other relevant Sections of the General Corporation Law of the State of Nevada (the "General Corporation Law") and such other statements, as applicable, which may be prescribed by the Corporate Securities Law of the State of Nevada and any other applicable provision of the law. Each such certificate issued shall be signed in the name of the corporation by the Chairman of the Board of Directors, if any, or the Vice Chairman of the Board of Directors, if any, the President, if any, or a Vice President, if any, and by the Chief Financial Officer or an Assistant Treasurer or the Secretary or an Assistant Secretary. Any or all of the signatures on a certificate for shares may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate for shares shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the corporation with the same effect as if such person were an officer, transfer agent or registrar at the date of issue.

In the event that the corporation shall issue the whole or any part of its shares as partly paid and subject to call for the remainder of the consideration to be paid therefor, any such certificate for shares shall set forth thereon the statements prescribed by Section 409 of the General Corporation Law.

SECTION 2. LOST OR DESTROYED CERTIFICATES FOR SHARES. The corporation may issue a new certificate for shares or for any other security in the place of any other certificate theretofore issued by it, which is alleged to have been lost, stolen or destroyed. As a condition to such issuance, the corporation may require any such owner of the allegedly lost, stolen or destroyed certificate or any such owner's legal representative to give the corporation a bond, or other adequate security, sufficient to indemnify it against any claim that may be made against it, including any expense or liability, on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

SECTION 3. SHARE TRANSFERS. Upon compliance with any provisions of the General Corporation Law and/or the Corporate Securities Law of 1968 which may restrict the transferability of shares, transfers of shares of the corporation shall be made on the record of shareholders of the corporation by the registered holder thereof, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the corporation or with a transfer agent or a registrar, if any, and on surrender of the certificate or certificates for such shares properly endorsed and the payment of all taxes, if any, due thereon.

SECTION 4. RECORD DATE FOR SHAREHOLDERS. In order that the corporation may determine the shareholders entitled to notice of any meeting or to vote or be entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action, the Board of Directors may fix, in advance a record date, which shall not be more than sixty days or fewer than ten days prior to the date of such meeting or more than sixty days prior to any other action.

If the Board of Directors shall not have fixed a record date as aforesaid, the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held; the record date for determining shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board of Directors has been taken, shall be the day on which the first written consent is given; and the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto, or the sixtieth day prior to the day of such other action, whichever is later.

A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting unless the Board of Directors fixes a new record date for the adjourned meeting, but the Board of Directors shall fix a new record date if the meeting is adjourned for more than forty-five days from the date set for the original meeting.

Except as may be otherwise provided by the General Corporation Law, shareholders on the record date shall be entitled to notice and to vote or to receive any dividend, distribution or allotment of rights or to exercise the rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after the record date.

SECTION 5. REPRESENTATION OF SHARES IN OTHER CORPORATIONS. Share of other corporations standing in the name of this corporation may be voted or represented and all incidents thereto may be exercised on behalf of the corporation by the Chairman of the Board, the President or any Vice President of any other person authorized by resolution of the Board of Directors.

SECTION 6. MEANING OF CERTAIN TERMS. As used in these Bylaws in respect of the right to notice of a meeting of shareholders or a waiver thereof or to participate or vote thereat or to assent or consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "shares" or "shareholder" or "shareholders" refers to an outstanding share or shares and to a holder or holders record or outstanding shares when the corporation is authorized to issue only one class of shares, and said reference is also intended to include any outstanding share or shares and any holder or holders of record of outstanding shares of any class upon which or upon whom the Articles of Incorporation confer such rights here there are two or more classes or series of shares or upon which or upon whom the General Corporation Law confers such rights notwithstanding that the Articles of Incorporation may provide for more than one class or series of shares, one or more of which are limited or denied such rights there under.

SECTION 7. CLOSE CORPORATION CERTIFICATES. All certificates representing shares of this corporation, in the event it shall elect to becomes a close corporation, shall contain the legend required by Section 418 (c).

ARTICLE V
EFFECT OF SHAREHOLDERS' AGREEMENT-CLOSE CORPORATION

Any Shareholders' Agreement authorized by Section 300 (b) shall only be effective to modify the terms of these Bylaws if this corporation elects to becomes a close corporation with appropriate filing of or amendment to its Articles as required by Section 202 and shall terminate when this corporation ceases to be a close corporation. Such an agreement cannot waive or alter Sections 158 (defining close corporations), 202 (requirements of Articles of Incorporation), 500 and 501 relative to distributions, 111 (merger), 1201(e) (reorganization) or Chapters 15 (Records and Reports, 16 (Rights of Inspection), 18 (Involuntary Dissolution) or 2 (Crimes and Penalties). Any other provisions of the Code or these Bylaws may be altered or waived thereby, but to the extent they are not so altered or waived, these Bylaws shall be applicable.

ARTICLE VI
CORPORATE CONTRACTS AND INSTRUMENTS - HOW EXECUTED

The Board of Directors, except as in the Bylaws otherwise provided, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation. Such authority may be general or confined to specific instances. Unless so authorized by the Board of Directors, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or agreement to bind the corporation by any contract or agreement, or to pledge its credit, or to render it liable for any purposes or any amount, except as provided in Section 313 of the Corporations Code.

ARTICLE VII
CONTROL OVER BYLAWS

After the initial Bylaws of the corporation shall have been adopted by the incorporator or incorporators of the corporation, the Bylaws may be amended or repealed or new Bylaws may be adopted by the shareholders entitled to exercise a majority of the voting power or by the Board of Directors; provided, however, that the Board of Directors shall have no control over any By-Law which fixes or changes the authorized number of directors of the corporation; provided, further, that any control over the Bylaws herein vested in the Board of Directors shall be subject to the authority of the aforesaid shareholders to amend or repeal the Bylaws or to adopt new Bylaws; and provided further that any By-Law amendment or new By-Law which changes the minimum number of directors to fewer than five shall require authorization by the greater proportion of voting power of the shareholders as hereinbefore set forth.

ARTICLE VIII
BOOKS AND RECORDS

SECTION 1. RECORDS: STORAGE AND INSPECTION. The corporation shall keep at its principal executive office in the State of Nevada, or, if its principal executive office is not in the State of Nevada, the original or a copy of the Bylaws as amended to date, which shall be open to inspection by the shareholders at all reasonable times during office hours. If the principal executive office of the corporation is outside the State of Nevada, and, if the corporation has no principal business office in the State of Nevada, it shall upon request of any shareholder furnish a copy of the Bylaws to date.

The corporation shall keep adequate and correct books and records of account and shall keep minutes of the proceedings of its shareholders, Board of Directors and committees, if any, and of the Board of Directors. The corporation shall keep at its principal executive office, or at the office of its transfer agent or registrar, a record of its shareholders, giving the names and addresses of all shareholders and the number and class of shares held by each. Such minutes shall be in written form. Such other books and records shall be kept either in written form or in any other form capable of being converted into written form.

SECTION 2. RECORD OF PAYMENTS. All checks, drafts or other orders or payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as shall be determined from time to time by resolution of the Board of Directors.

SECTION 3. ANNUAL REPORT. Whenever the corporation shall have fewer than one hundred shareholders, the Board of Directors shall not be required to cause to be sent to the shareholders of the corporation the annual report unless it shall determine that a useful purpose would be served by causing the same to be sent or unless the Secretary of State, pursuant to the provisions of Nevada law, shall direct the sending of the same.

CERTIFICATE OF ADOPTION OF BYLAWS

ADOPTION BY INCORPORATOR(S) OR FIRST DIRECTOR(S)

The undersigned person(s) appointed in the Articles of Incorporation to act as the Incorporator(s) or First Director(s) of the above-named corporation hereby adopt the same as the Bylaws of said corporation.

Executed this ninth day of March, 2001

/s/ Anthony Iverson
Signature

Anthony Iverson
Print Name

THIS IS TO CERTIFY:

That I am the duly-elected, qualified and acting Secretary of the above-named corporation; that the foregoing Bylaws were adopted as the Bylaws of said corporation on the date set forth above by the person(s) appointed in the Articles of Incorporation to act as the Incorporator(s) or First Director(s) of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal this ninth day of March, 2001

/s/Anthony Iverson
Secretary

(SEAL)

CERTIFICATE BY SECRETARY OF
ADOPTION BY SHAREHOLDERS' VOTE.

THIS IS TO CERTIFY:

That I am the duly elected, qualified and acting Secretary of the above-named corporation and that the above and foregoing Code of Bylaws was submitted to the shareholders at their first meeting held on the date set forth in the Bylaws and recorded in the minutes thereof, was ratified by the vote of shareholders entitled to exercise the majority of the voting power of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand this May 24, 2000.

/s/ Anthony Iverson
Secretary

STATE OF NEVADA

ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Filing Acknowledgement

March 6, 2007

Job Number	**Corporation Number**	
C20070306-0244	C14604-2000	
Filing Description	**Document Filing Number**	**Date/Time of Filing**
Designation	20070154976-01	March 6, 2007 08:00:23 AM

Corporation Name	**Resident Agent**
TRITON PETROLEUM GROUP, INC.	NEVADA AGENCY & TRUST COMPANY

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recordings Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

ROSS MILLER
Secretary of State

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number 20080642160-19
Ross Miller Secretary of State State of Nevada	Filing Date and Time 09/29/2008 1:40 PM
	Entity Number C14604-2000

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

High Velocity Alternative Energy Corp.

2. The articles have been amended as follows: (provide article numbers, if available)

Article Three: The number of shares authorized by the Corporation shall be amended to increase the number of shares to 200,000,000 shares of common stock, par value $0.001, and 10,000,000 shares of preferred stock, par value of $0.001 per share.

In addition, annexed hereto as Exhibit A is a full description of a forward split of the common shares and increase of the total authorized capital stock of the Corporation.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is:

4. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X [signature] 9/25/08

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After Revised: 7-1-08

p.1

Sep 26 08 01:45p

Exhibit A

1. By unanimous written consent of the Board of Directors of the Corporation dated September 17, 2008 resolutions approving and adopting this Certificate of Amendment (the "Certificate") and approving a forward split of four (4) shares of new common stock for each share of one (1) old share of common stock (the "Forward Stock Split"), were duly adopted and declared to be effective.

2. This Certificate and the Forward Stock Split was approved and adopted by written consent of the holders of a majority of the shares entitled to vote of the Corporation's issued and outstanding Common Stock). No shares were voted against the adoption of this Certificate or the Forward Stock Split.

3. The current number of authorized shares and the par value of each class or series of capital stock of the Corporation before the Forward Stock Split and the Effective Date of the filing of this Certificate is as follows:

Common Stock, par value $0.001 per share; 100,000,000 shares authorized, of which approximately 16,564,764 are issued and outstanding;
Preferred Stock, par value $0.001 per share; 10,000,000 shares authorized, of which none are issued and outstanding.

4. The number of authorized shares and the par value of each class or series of capital stock of the Corporation after the Forward Stock Split and the Effective Date of the filing of this Certificate is as follows:

Common Stock, par value $0.001 per share; 200,000,000 shares authorized, and approximately 66,259,056 would be issued and outstanding;
Preferred Stock, par value $0.001 per share; 10000,000 shares authorized, of which none are issued and outstanding.

5. The Forward Stock Split affects the Common Stock. As a result of the Forward Stock Split, upon the Effective Date of the filing of this Amendment, the total number of issued and outstanding shares of Common Stock held by each stockholder will automatically convert into the number of whole shares of Common Stock equal to (i) the total number of issued and outstanding shares of Common Stock held by such stockholder immediately prior to the Forward Stock Split, multiplied by four (4).

6. No fractional shares will be issued in connection with the Forward Stock Split. In lieu of issuing fractional shares, the Corporation will issue one full share of post-Forward Common Stock to any stockholder who otherwise would have received a fractional share as a result of the Forward Stock Split. One hundred percent (100%) of the outstanding shares of Common Stock will be affected thereby.

ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Triton Petroleum Group, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Article 1 is amended as follows:

"The Name of the Corporation is High Velocity Alternative Energy Corp."

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is: more than 51%

4. Effective date of filing (optional): ____________ (must not be later than 90 days after the certificate is filed)

5. Officer Signature **(Required)**: X ____________

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

12/05/2005 13:20 6317378382 MICHAEL S KROME, ESQ PAGE 03

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Entity # C14604-2000
Document Number: 20050597325-78
Date Filed: 12/6/2005 10:30:43 AM
In the office of
Dean Heller
Secretary of State

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:
AMERICAN PETROLEUM GROUP, INC.

2. The articles have been amended as follows (provide article numbers, if available):
Article 1 the name of the Corporation is amended to read:

TRITON PETROLEUM GROUP, INC.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:

4. Effective date of filing (optional):
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): [signature]

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.

ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Triton Petroleum Group, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Article 1 is amended as follows:

"The Name of the Corporation is High Velocity Alternative Energy Corp."

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is: more than 51%

4. Effective date of filing (optional): (must not be later than 90 days after the certificate is filed)

5. Officer Signature **(Required)**: X [signature]

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684-5708
Website: secretaryofstate.biz

Entity #
C14604-2000
Document Number:
20050597325-78

Date Filed:
12/6/2005 10:30:43 AM
In the office of

Dean Heller
Secretary of State

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form. ABOVE SPACE I

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:
AMERICAN PETROLEUM GROUP, INC.

2. The articles have been amended as follows (provide article numbers, if available):
Article 1 the name of the Corporation is amended to read:

TRITON PETROLEUM GROUP, INC.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:

4. Effective date of filing (optional): (must not be later than 90 days after the certificate is filed)

5. Officer Signature (required):

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.

ROSS MILLER
Secretary of State
204 North Carson Street, Ste 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Triton Petroleum Group, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Article 1 is amended as follows:

"The Name of the Corporation is High Velocity Alternative Energy Corp."

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is: more than 51%

4. Effective date of filing (optional):

(must not be later than 90 days after the certificate is filed)

5. Officer Signature (Required): X

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Designation
(PURSUANT TO NRS 78.1955)

Filed in the office of	Document Number 20070154976-01
Ross Miller Secretary of State State of Nevada	Filing Date and Time 03/06/2007 8:00 AM
	Entity Number C14604-2000

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For Nevada Profit Corporations (Pursuant to NRS 78.1955)

1. Name of corporation:

Triton Petroleum Group, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation, this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock:

The designation of a series of Preferred Stock, par value $.0001 per share to be issued authorized by this resolution shall be the Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock"). The number of shares of Series B Preferred Stock authorized hereby shall be up to 1,500,000 shares and no more except as provided herein. Each shares of Series B Preferred shall have voting rights equal to 45 shares of common stock, effective upon issuance.

The Series B Cumulative Convertible Preferred shares shall have the additional rights and preferences as set forth on Exhibit A, annexed and made part of this filing.

3. Effective date of filing (optional): (must not be later than 90 days after the certificate is filed)

4. Officer Signature: ______________________

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

TRITON PETROLEUM GROUP, INC.

CERTIFICATE OF DESIGNATIONS, RIGHTS AND PREFERENCES OF A SERIES B PREFERRED STOCK BY RESOLUTION OF THE BOARD OF DIRECTORS PROVIDING FOR AN ISSUE OF 1,500,000 SHARES OF SERIES B PREFERRED STOCK, $.0001 PAR VALUE, DESIGNATED AS THE "SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK"

I, James W. Zimbler, Interim President, of TRITON PETROLEUM GROUP, INC., a Nevada corporation (hereinafter called the "Corporation"), pursuant to the provisions of Corporation Law of the State of Nevada ("NRS TITLE 78"), do hereby make this Certificate of Designation under the corporate seal of the Corporation and do hereby state and certify that pursuant to the authority expressly vested in the Board of Directors of the Corporation by the Certificate of Incorporation, the Board of Directors duly adopted the following resolutions:

NOW, THEREFORE, BE IT RESOLVED:

1. *Designation and Number of Shares*. The designation of a series of Preferred Stock, par value $.0001 per share to be issued authorized by this resolution shall be the Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock"). The number of shares of Series B Preferred Stock authorized hereby shall be up to 1,500,000 shares and no more except as provided herein. Each shares of Series B Preferred shall have voting rights equal to 45 shares of common stock, effective upon issuance.

2. *Rank*. The Series B Preferred Stock shall, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank (a) senior to any other series of Preferred Stock except as established by the Board of Directors, the terms of which shall specifically provide that such series shall rank prior to the Series B Preferred Stock (any such other securities are referred to herein collectively as the "Senior Securities"), (b) on a parity with any other series of Preferred Stock established by the Board of Directors, the terms of which shall specifically provide that such series shall rank on a parity with the Series B Preferred Stock (the Series B Preferred Stock and any such other securities are referred to herein collectively as the "Parity Securities"), and (c) prior to any other equity securities of the Corporation, including the Corporation's common stock, $.0001 par value per share (the "Common Stock") (the Common Stock and all of such equity securities of the Corporation to which the Series B Preferred Stock ranks prior are referred to herein collectively as the "Junior Securities").

3. *Liquidation Preference.*

(a) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the holders of shares of the Series B Preferred Stock then date fixed for liquidation, dissolution or winding up, before any payment shall be made or any assets distributed to the holders of any of the Junior Securities, provided, however, that the holders of outstanding shares of the Series B Preferred Stock shall not be entitled to receive such liquidation payment until the liquidation payments on all outstanding shares of Senior Securities, if any, shall have been paid in full. If the assets of the Corporation are not sufficient to pay in full the liquidation payments payable to the holders of the outstanding shares of the Series B Preferred Stock or any other Parity Securities, then the holders of all such shares shall share ratably in such distribution of assets in accordance with the amount which would be payable on such distribution if the amounts to which the holders of the outstanding shares of Series B Preferred Stock and the holders of outstanding shares of such other Parity Securities are entitled were paid in full.

(b) The liquidation payment with respect to each fractional share of the Series B Preferred Stock outstanding or accrued but unpaid shall be equal to a ratably proportionate amount of the liquidation payment with respect to each outstanding share of Series B Preferred Stock.

(c) For the purposes of this Section 3, neither the voluntary sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or their consideration) of all or substantially all the property or assets of the Corporation or the consolidation or merger of the Corporation with one or more other corporations shall be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, unless such voluntary sale, conveyance, lease, exchange or transfer shall be in connection with a dissolution or winding up of the business of the Corporation.

4. *Conversion.*

(a) Subject to the Company's right of redemption set forth in Section 8 below, the record holder of shares of Series B Preferred Stock shall be entitled, at the option of the holder, upon notice to the Corporation as provided herein, to convert such shares into the number of fully-paid and non-assessable shares of Common Stock determined in accordance with the Conversion Ratio as set forth below:

Number of shares issued upon conversion = Number of Shares to be converted x 45

(b) (*i*) In order to exercise the conversion privilege, the holders of each share of Series B Preferred Stock to be converted shall surrender the certificate representing such share at the office of the transfer agent for the Series B Preferred Stock, appointed for such purpose by the Corporation, with the Notice of Election to Convert on the back of said certificate completed and signed. Unless the shares of Common Stock issuable on conversion are to be issued in the same name in which such share of Series B Preferred stock is registered, each share surrendered for conversion shall be accompanied by instruments of transfer, in form satisfactory to the Corporation, duly executed by the holder or such holder's duly authorized attorney and an amount sufficient to pay any transfer or similar tax.

(ii) Within three business days after the surrender of the certificates for shares of Series B Preferred Stock as aforesaid, the Corporation shall issue and shall deliver at such office to such holder, or on his written order, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion of such shares in accordance with the provisions of this Section 4, and any fractional interest in respect of a share of Common Stock arising upon such conversion shall be settled as provided in subsection (c) of this Section 4.

(iii) Each conversion shall be deemed to have been effected immediately prior to the close of business on the date on which the certificates for shares of Series B Preferred Stock shall have been surrendered and such notice received by the Corporation as aforesaid, and the person or persons in whose name or names any certificate or certificates for shares of Common Stock shall be issuable upon such conversion shall be deemed to have become the holder or holders of record of the shares represented thereby at such time on such date, unless the stock transfer books of the Corporation shall be closed on that date, in which event such person or persons shall be deemed to have become such holder or holders of record at the close of business on the next succeeding day on which such stock transfer books are open, and such notice received by the Corporation. All shares of Common Stock delivered upon conversion of the Series B Preferred Stock will upon delivery by duly and validly issued and fully paid and non-assessable, free of all liens and charges and not subject to any preemptive rights.

(c) In connection with the conversion of any shares of Series B Preferred Stock, no fractions of shares of Common Stock shall be issued, but in lieu thereof the Corporation shall pay a cash adjustment in respect of such fractional interest in an amount equal to such fractional interest multiplied by the Current Market Price per share of Common Stock on the trading day on which such shares of Series B Preferred Stock are deemed to have been converted. If more than one share of Series B Preferred Stock shall be surrendered for conversion by the same holder at the same time, the number of full shares of Common Stock issuable on conversion thereof shall be computed on the basis of the total number of shares of Series B Preferred Stock so surrendered.

5. *Adjustment in Conversion Ratio.*

The Conversion Ratio shall be adjusted from time to time as follows:

(a) In case the Corporation shall (i) pay a dividend or make a distribution in shares of Common Stock, (ii) subdivide its outstanding shares of Common Stock into a greater number of shares of Common Stock, (iii) combine its outstanding shares of Common Stock into a smaller number of shares of Common Stock, (iv) make a distribution on its Common Stock in shares of its capital stock other than Common Stock, or (v) issue by reclassification of its Common Stock other securities of the Corporation, the Conversion Ratio then in effect immediately prior thereto shall be adjusted so that the holder shall be entitled to receive the kind and number of shares of Common Stock and other securities of the Corporation which it would have owned or would have been entitled to receive after the happening of any of the events described above, had such share of Series B Preferred Stock been converted immediately prior to the happening of such event or any record date with respect thereto. Any adjustment made pursuant to this paragraph (a) shall become effective immediately after the effective date of such event retroactive to the record date, if any, for such event.

(b) When the number of shares of Common Stock or the Conversion Ratio is adjusted as herein provided, the Corporation shall cause to be promptly mailed to the Holder by first class mail, postage prepaid, notice of such adjustment or adjustments and a certificate of a firm of independent public accountants selected by the Board of Directors of the Corporation (who may be the regular accountants employed by the Corporation) setting forth the number of shares of Common Stock and the Conversion Ratio after such adjustment, a brief statement of the facts requiring such adjustment and the computation by which such adjustment was made.

(c) For the purpose of this Section 5, the following shall apply:

(i) The term "Common Stock" shall mean (A) the class of stock designated as the Common Stock of the Corporation at the date of this Designation or (B) any other class of stock resulting from successive changes or reclassification of such Common Stock consisting solely of changes in par value, or from par value to no par value, or from no par value to par value. In the event that at any time, as a result of an adjustment made pursuant to this Section 5, the Holder shall become entitled to receive any securities upon conversion of the Corporation other than shares of Common Stock thereafter the number of such other securities and the Conversion Ratio of such securities shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Stock contained in this Section 5.

(d) In the case of any consolidation of the Corporation with or merger of the Corporation into another corporation or in the case of any sale or conveyance to another corporation of all or substantially all of the property, assets or business of the Corporation, the Corporation or such successor or purchasing Corporation, as the case may be, shall provide that the Holder shall have the right thereafter to the kind and amount of shares and other securities and property which the Holder would have owned or have been entitled to receive after the happening of such consolidation, merger, sale or conveyance had the Holder's Series B Preferred Stock been converted immediately prior to such action. Further, any such agreement shall provide for adjustments, which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 5. The provisions of this paragraph (d) shall similarly apply to successive consolidations, mergers, sales or conveyances.

(e) The Corporation covenants that it will at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued shares of Common Stock or its issued shares of Common Stock held in its treasury, or both, for the purposes of effecting conversions of the Series B Preferred Stock, the full number of shares of Common Stock deliverable upon the conversion of all outstanding shares of Series B Preferred Stock not theretofore converted. For purposes of this subsection (e), the number of shares of Common

Stock which shall be deliverable upon the conversion of all outstanding shares of Series B Preferred Stock shall be computed as if at the time of computation all such outstanding shares were held by a single holder.

6. *Voting Rights.* In addition to any voting rights provided by law, the holders of shares of Series B Preferred Stock shall have the following voting rights:

(a) Each share of Series B Preferred shall have voting rights equal to 45 shares of common stock, effective upon issuance.

(b) The affirmative vote of the holders of at least a majority of the outstanding shares of Series B Preferred Stock, voting separately as a single series, in person or by proxy, at a special or annual meeting of shareholders called for the purpose, shall be necessary to alter, amend or repeal any of the provisions of this Designation or take any other corporate action, which in any manner would alter, change or otherwise adversely affect in any way the powers, preferences or rights of the Series B Preferred Stock.

(c) (i) The rights of holders of shares of Series B Preferred Stock to take any actions as provided in this Section 6 may be exercised, subject to the NRS TITLE 78 at any annual meeting of shareholders or at a special meeting of shareholders held for such purpose as hereinafter provided or at any adjournment or postponement thereof, or by the written consent. delivered to the Secretary of the Corporation, of the holders of the minimum number of shares required to take such action.

So long as such right to vote continues (and unless such right has been exercised by written consent of the minimum number of shares required to take such action), the Chairman of the Board of the Corporation may call, and upon the written request of holders of record of 20% of the outstanding shares of Series B Preferred Stock, addressed to the Secretary of the Corporation at the principal office of the Corporation, shall call, a special meeting of the holders of shares entitled to vote as provided herein. The Corporation shall use its best efforts to hold such meeting within twenty, but in any event not later than sixty, days after delivery of such request to the Secretary of the Corporation, at the place and upon the notice provided by law and in the By-laws of the Corporation for the holding of meetings of shareholders.

(ii) At each meeting of shareholders at which the holders of shares of Series B Preferred Stock shall have the right, voting separately as a single series, to vote as provided in this Section 6 or to take any action, the presence in person or by proxy of the holders of record of one-half of the total number of shares of Series B Preferred Stock then outstanding and entitled to vote on the matter shall be necessary and sufficient to constitute a quorum. At any such meeting or at any adjournment or postponement thereof.

(A) the absence of a quorum of the holders of shares of Series B Preferred Stock shall not prevent the election of directors and the absence of a quorum of the holders of shares of any other class or series of capital stock shall not prevent the taking of any action as provided in this Section 6; and

(B) in the absence of a quorum of the holders of shares of Series B Preferred Stock, holders of a majority of such shares present in person or by proxy shall have the power to adjourn the meeting as to the actions to be taken by the holders of shares of Series B Preferred Stock from time to time and place to place without notice other than announcement at the meeting until a quorum shall be present.

For the taking of any action as provided in this Section 6 by the holders of shares of Series B Preferred Stock each such holder shall have one vote for each share of Series B Preferred Stock standing in his name on the transfer books of the Corporation as of any record date fixed for such purpose or, if no such date be fixed, at the close of business on the business day next preceding the day on which notice is given, or if notice is waived, at the close of business on the Business Day next preceding the day on which the meeting is held.

(d) In exercising the voting rights set forth in this Section 6, each share of Series B Preferred Stock shall have one vote per share.

7. *Amendment of Resolution.* The Board of Directors of the Corporation reserves the right by subsequent amendment of this resolution from time to time to decrease the number of shares which constitute the Series B Preferred Stock (but not below the number of shares thereof then outstanding) and in other respects to amend this resolution within the limitations provided by law, this resolution and the Certificate of Incorporation of the Corporation, as amended.

IN WITNESS WHEREOF, TRITON PETROLEUM GROUP, INC. has caused this certificate to be signed by its President and attested by its Secretary this 28th day of February, 2007.

TRITON PETROLEUM GROUP, INC.

By: ______________________
James W. Zimbler, Interim President

ATTEST:

____

U.S. Securities and Exchange Commission

High Velocity Alternative Energy Corp (0001138593)

SIC: 1000 - METAL MINING
State location: NY | Fiscal Year End: 1231
formerly: American Petroleum Group Inc (filings through 2006-07-26)
formerly: PRELUDE VENTURES INC (filings through 2004-11-23)
formerly: Triton Petroleum Group Inc (filings through 2007-07-12)
(Assistant Director Office No 4)

Business Address	Mailing Address
14 GARRISON INN LANE GARRISON NY 10524 (845) 424-4100	14 GARRISON INN LANE GARRISON NY 10524

To limit filing results, enter form type or date (as 2002/05/23).

Form Type

Prior to

Ownership? ◉ Include ○ Exclude ○ Only

40 Entries ▾ Retrieve Selected Filings

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Key to Descriptions

[Paper] Paper filings are available by film number.

[Cover] Filing contains an SEC-released cover letter or correspondence.

Items 1 - 40 XML

Form	Formats	Description	Filing Date	File/Film No
15-12G	[html][text] 15 KB	Securities registration termination [Section 12(g)] Acc-no: 0001140361-08-021761 (34 Act)	2008-09-23	000-49950 081084941
8-K	[html][text] 145 KB	Current report, items 5.02, 7.01, and 9.01 Acc-no: 0001140361-08-019111 (34 Act)	2008-08-13	000-49950 081011646
8-K	[html][text] 30 KB	Current report, items 7.01 and 9.01 Acc-no: 0001140361-08-016319 (34 Act)	2008-07-02	000-49950 08932992
8-K	[html][text] 57 KB	Current report, items 1.01, 5.02, 8.01, and 9.01 Acc-no: 0001140361-08-014913 (34 Act)	2008-06-12	000-49950 08895514
NT 10-K	[html][text] 13 KB	Notification of inability to timely file Form 10-K 405, 10-K, 10-KSB 405, 10-KSB, 10-KT, or 10-KT405 Acc-no: 0001140361-08-008232 (34 Act)	2008-04-01	000-49950 08727356
8-K	[html][text] 28 KB	Current report, items 7.01 and 9.01 Acc-no: 0001140361-08-006128 (34 Act)	2008-03-07	000-49950 08673512
SC 13D	[html][text] 60 KB	General statement of acquisition of beneficial ownership Acc-no: 0001144204-08-013932 (34 Act)	2008-03-07	005-79284 08672990
8-K	[html][text] 18 KB	Current report, item 8.01 Acc-no: 0001140361-08-004957 (34 Act)	2008-02-25	000-49950 08640207
S-8	[html][text] 276 KB	Securities to be offered to employees in employee benefit plans Acc-no: 0001140361-08-003498 (33 Act)	2008-02-11	333-149156 08592343
8-K	[html][text] 50 KB	Current report, items 5.02, 8.01, and 9.01 Acc-no: 0001140361-08-002775 (34 Act)	2008-02-05	000-49950 08575053
10QSB	[html][text] 352 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001140361-08-001909 (34 Act)	2008-01-25	000-49950 08548553
10QSB	[html][text] 328 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001140361-08-001871 (34 Act)	2008-01-24	000-49950 08547432
10QSB	[html][text] 308 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001140361-08-001842 (34 Act)	2008-01-24	000-49950 08546865
10KSB	[html][text] 823 KB	Optional form for annual and transition reports of small business issuers [Section 13 or 15(d), not S-B Item 405] Acc-no: 0001140361-08-000887 (34 Act)	2008-01-09	000-49950 08518954
DEF 14C	[html][text] 191 KB	Other definitive information statements Acc-no: 0001140361-07-019252 (34 Act)	2007-10-04	000-49950 071155529
PRE 14C	[html][text] 172 KB	Other preliminary information statements Acc-no: 0001140361-07-018509 (34 Act)	2007-09-21	000-49950 071129494
8-K	[html][text] 38 KB	Current report, items 5.02, 8.01, and 9.01 Acc-no: 0001140361-07-018257 (34 Act)	2007-09-17	000-49950 071120881

UPLOAD	[html][text]	39 KB	[Cover]Acc-no: 0000000000-07-034007	2007-07-12	
8-K	[html][text]	40 KB	Current report, items 8.01 and 9.01 Acc-no: 0001140361-07-013108 (34 Act)	2007-06-29	000-49950 07948399
8-K/A	[html][text]	20 KB	[Amend]Current report, item 1.02 Acc-no: 0001140361-07-013042 (34 Act)	2007-06-28	000-49950 07945387
DEFR14C	[html][text]	219 KB	Revised information statement materials, definitive Acc-no: 0001044391-07-000041 (34 Act)	2007-05-15	000-49950 07853650
CORRESP	[html][text]	77 KB	[Cover]Correspondence Acc-no: 0001044391-07-000033	2007-04-26	
CORRESP	[html][text]	123 KB	[Cover]Correspondence Acc-no: 0001044391-07-000031	2007-04-26	
DEF 14C	[html][text]	219 KB	Other definitive information statements Acc-no: 0001044391-07-000029 (34 Act)	2007-04-25	000-49950 07786648
NTN 10K	[html][text]	10 KB	Notices of Late Filings of Form 10-K or 10-KSB Acc-no: 0001140361-07-007175 (34 Act)	2007-04-04	000-49950 07748929
8-K	[html][text]	25 KB	Current report, item 8.01 Acc-no: 0001044391-07-000027 (34 Act)	2007-03-28	000-49950 07723769
8-K	[html][text]	35 KB	Current report, items 5.02 and 9.01 Acc-no: 0001044391-07-000025 (34 Act)	2007-03-21	000-49950 07708887
8-K	[html][text]	23 KB	Current report, item 8.01 Acc-no: 0001044391-07-000023 (34 Act)	2007-03-14	000-49950 07693259
8-K	[html][text]	215 KB	Current report, items 1.01, 3.02, 5.02, and 5.03 Acc-no: 0001044391-07-000019 (34 Act)	2007-03-07	000-49950 07678483
S-8 POS	[html][text]	53 KB	Securities to be offered to employees in employee benefit plans, post-effective amendments Acc-no: 0001138593-07-000001 (33 Act)	2007-01-23	333-139541 07544732
UPLOAD	[html][text]	144 KB	[Cover]Acc-no: 0000000000-06-063425	2006-12-29	
S-8	[html][text]	74 KB	Securities to be offered to employees in employee benefit plans Acc-no: 0001290929-06-000093 (33 Act)	2006-12-21	333-139541 061291996
10QSB	[html][text]	95 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001290929-06-000089 (34 Act)	2006-12-18	000-49950 061282930
10QSB	[html][text]	96 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001138593-06-000007 (34 Act)	2006-12-04	000-49950 061252723
10QSB	[html][text]	85 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001138593-06-000006 (34 Act)	2006-12-04	000-49950 061252722
8-K/A	[html][text]	12 KB	[Amend]Current report, item 4.01 Acc-no: 0001290929-06-000068 (34 Act)	2006-11-13	000-49950 061209565
8-K	[html][text]	9 KB	Current report, item 4.01 Acc-no: 0001290929-06-000067 (34 Act)	2006-11-13	000-49950 061209559
8-K	[html][text]	7 KB	Current report, item 4.01 Acc-no: 0001138593-06-000005 (34 Act)	2006-10-26	000-49950 061166686
UPLOAD	[html][text]	150 KB	[Cover]Acc-no: 0000000000-06-047732	2006-10-03	
8-K	[html][text]	5 KB	Current report, items 5.02 and 8.01 Acc-no: 0001138593-06-000004 (34 Act)	2006-09-06	000-49950 061075419

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-49950

High Velocity Alternative Energy Corp.

(Exact name of registrant as specified in its charter)

High Velocity Alternative Energy Corp
5841 West 66th Street
Bedford Park, IL 60638
(708) 496-9710

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒ Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii) ☐ Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: September 22, 2008: Approximately 142.

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 23, 2008 By: /s/ Robert Somerman
Robert Somerman

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): July 29, 2008

High Velocity Alternative Energy Corp.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-49950	98-0232018
(Commission File No.)	(IRS Employer Identification No.)

High Velocity Alternative Energy Corp
5841 West 66th Street
Bedford Park, IL 60638
(708) 496-9710
(Address and telephone number of principal executive offices and place of business)

(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below)

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13ed-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 -- Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

The following individuals have been appointed by to our Board of Directors, effective as of July 29, 2008, to the positions indicated:

Name	Age	Position
M. David Sayid, Esq.	53	Director

M. David Sayid, Esq.
Mr. Sayid is the Managing Partner of Sayid and Associates LLP, a limited liability partnership engaged in the practice of law in the State of New York. Sayid holds a Bachelors of Arts degree in History and Economics, which he earned at Queens College, New York and a Juris Doctorem degree from Boston College Law School, Newton Centre, MA where he was graduated in 1983. The Sayid Law Firm he manages specializes in Securities and Corporate Law, including, but not limited to, matters such as private placement memoranda, compliance with the Securities and Exchange Acts of 1933 and 1934, rules and regulations of the National Association of Securities Dealers, Inc. ("NASD"), FINRA, initial public offerings, secondary financing and other matters subject to the rules and regulations of the Securities and Exchange Commission ("SEC"), the NASD, the New York Stock Exchange and the American Stock Exchange. Mr. Sayid is admitted to the courts of the State of New York and the Commonwealth of Massachusetts since 1983, as well as, Southern and Eastern Districts of the United States District Courts for New York, the Second Circuit of the United States Appellate Court and the Supreme Court of the United States of America.

Section 7 – Regulation FD

Item 7.01 Regulation FD Disclosure

In light of the Bankruptcy matter has been dismissed by the Court on the application of the Company (Case No. 08-35285 (CGM)(Chapter 11) United States Bankruptcy Court for the Southern District of New York), the Company is currently working on completing an audit for the fiscal year ended December 31, 2007, and in addition the quarterly filings for the first and second quarter of fiscal 2008. In light of the delay, and to provide information to our shareholders, are being provided un-audited financials for the period ended December 31, 2007.

Annexed hereto as Exhibit 99.1 are un-audited financials of the Company.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit 99.1 Un-audited financial statements of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 11, 2008

High Velocity Alternative Energy Corp.

By: Robert Somerman

Robert Somerman, President

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): July 2, 2008

High Velocity Alternative Energy Corp.

(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-49950	98-0232018
(Commission File No.)	(IRS Employer Identification No.)

High Velocity Alternative Energy Corp
5841 West 66th Street
Bedford Park, IL 60638
(708) 496-9710
(Address and telephone number of principal executive offices and place of business)

(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below)

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13ed-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 Regulation FD Disclosure

The Registrant issued a press release on July 2, 2008 regarding the Chapter 11 Bankruptcy Petition in the United States Bankruptcy Court for the Southern District of New York (Poughkeepsie), Case No. 08-35285, as well as its subsidiary Petroleum Products Corporation, Case No. 08-35286.

The Untied States Bankruptcy Court for the Southern District of New York has approved the Settlement Agreement between the Company and Highgate House Funds, Ltd., with a one time "lump sum" payment of $750,000, in full settlement of all amounts due and all claims by all parties against each other. The Bankruptcy matter has been dismissed by the Court on the application of the Company.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(c) Exhibits
Exhibit 99.1 Press Release of July 2, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 2, 2008

High Velocity Alternative Energy Corp.

By: Robert Somerman
Robert Somerman, President

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): June 10, 2008

High Velocity Alternative Energy Corp.

(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-49950	98-0232018
(Commission File No.)	(IRS Employer Identification No.)

High Velocity Alternative Energy Corp
5841 West 66th Street
Bedford Park, IL 60638
(708) 496-9710
(Address and telephone number of principal executive offices and place of business)

(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below)

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13ed-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant's Business and Operations

Item 1.01 Entry into a Material Definitive Agreement

On June 3, 2008, the Registrant entered into a Letter of Intent with Advanced Chemical Recycling Enterprises, Inc. and with American Chemical Exchange, Inc., whereby the Corporation shall purchase all of the assets of Advanced Chemical Recycling Enterprises, Inc. and with American Chemical Exchange, Inc. and shall close on or before September 30, 2008.

The purchase price for the purchaser of the assets of Advanced Chemical Recycling Enterprises, Inc. and with American Chemical Exchange, Inc. shall be $1,000,000. The purchase price for the aforementioned assets/liabilities will be $1,000,000.00, payable in a combination of cash and stock as yet to be determined.

The closing of the transaction will occur as promptly as practicable, but not later than September 30, 2008, unless Sellers and Buyers agree to an extension.

The closing will not take place until the Registrant has terminated the current bankruptcy protection. Upon completion of the Asset Purchase the corporate offices will be moved to the offices of with Advanced Chemical Recycling Enterprises, Inc. and with American Chemical Exchange, Inc. located in Pasadena, CA.

Section 5 -- Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Effective as of June 10, 2008, the following have resigned as President of the registrant.

Richard Carter President and Director

The Executive Officer resigning has stated in his resignation letter that his resignation does not in any way imply or infer that there is any dispute or disagreement relating to the Company's operations, policies or practices. The Director resigning does not indicate that he has any dispute or disagreement relating to the Company's operations, policies or practices. He will assume the post of Vice President for Business Development.

Each resigning Executive Officer has been provided a copy of his disclosure, no less than the day the Registrant is filing the disclosure with the Commission. Each Executive Officer will be given an opportunity to furnish the Registrant a letter or response, that he agrees with the statements made by the Registrant in this Section 5.02, and if not, stating the respects in which he does not agree.

The following individual has been appointed by to our Board of Directors, effective as of June 3, 2008, to the position indicated:

Name	Age	Position
Robert Somerman	52	President/CEO and Director
Richard Carter	38	Vice President for Business Development

Robert Somerman

Robert Somerman, is the owner and President/CEO of American Chemical Exchange Inc., and its subsidiary Advanced Chemical Recycling Enterprises Inc. Robert has been a pioneer in creating chemical recycling programs for many industrial and commercial companies including the medical products manufacturing and medical products sterilization industries. Over the last 20 years he has created and implemented recycling and recovery programs for many other companies including chemical manufacturers and textile manufacturers. Currently, Robert has been focused primarily on chemical recovery programs with an emphasis on finding hydrocarbon by-product streams that can be recovered to make cleaning compounds, coolants or lubricating oils. His clients have included: Sterigenics, Baxter Labs, Midas, EZ Lube, Van Waters and Rogers, ADM, Alcon, Shell Oil, Eli Lilly, Guess Jeans, and BASF. Robert is a member of the ASTM, The Ethylene Oxide Association of America, and The Chemical Industry Council of America. Robert was raised in Chicago IL and graduated from COE College in Cedar Rapids IA with a degree in chemistry. Robert currently lives in Pasadena CA.

Richard Carter

Since October, 2007, Mr. Carter had been in charge of our operating subsidiary, and President of the Registrant from February until June 10, 2008. He will continue as Vice-President of Business Development.

Section 8 – Other Events

Item 8.01 Other Events

It has been determined by the Board of Directors that there may be a material weakness in the internal control over the financial and accounting of the Registrant. In light of the potential weaknesses, the Board of Directors has approved the appointment of an Independent Auditor to review the internal accounting practices of the Registrant and provide a report.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit 17.1	Letter of Resignation of Richard Carter
Exhibit 99.1	Letter of Intent between High Velocity Alternative Energy Corp. and with Advanced Chemical Recycling Enterprises, Inc. and with American Chemical Exchange, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 12, 2008

High Velocity Alternative Energy Corp.

By: Robert Somerman

Robert Somerman, President

NT 10-K 1 doc1.htm

United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number	SEC File Number	CUSIP Number
3234-0058	000-49950	

(Check one): [√] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR
[ ] Form N-CSR

For Period Ended: December 31, 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ______

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______

Part 1 - Registrant Information

High Velocity Alternative Energy Corp
Full Name of Registrant

______
Former Name if Applicable

5841 West 66th Street
Address of Principal Executive Office *(Street and Number)*

Bedford Park, IL 60638
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant cannot complete filing because Officers' responsible for preparing report were not able to furnish reports to the Auditor due to other Company matters and difficulty in obtaining certain information.

Part IV - Other Information

1. Name and telephone number of person to contact in regard to this notification

Richard Carter	(708)	496-9710
(Name)	(Area Code)	(Telephone Number)

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes [√] No [ ]

If answer is no, identify report(s).

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [ ] No [√]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

High Velocity Alternative Energy Corp

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date: 03-31-2008 By /s/ Richard Carter Title: President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): March 4, 2008

High Velocity Alternative Energy Corp.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-49950	98-0232018
(Commission File No.)	(IRS Employer Identification No.)

High Velocity Alternative Energy Corp
5841 West 66th Street
Bedford Park, IL 60638
(708) 496-9710
(Address and telephone number of principal executive offices and place of business)

(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below)

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13ed-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 Regulation FD Disclosure

The Registrant released news on a press release dated March 4, 2008, as annexed hereto.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit 99.1 Press Release of March 4, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 7, 2008

High Velocity Alternative Energy Corp.

By: Richard Carter
Richard Carter, President

SC 13D 1 v106182_sc13d.htm

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No.: __)

High Velocity Alternative energy Corp

(Name of Issuer)

Common Stock, Par Value $0.0001
(Title of Class of Securities)

429808 30 6
(CUSIP Number)

Michael S. Krome, Esq.
8 Teak Court
Lake Grove, New York 11755
(631) 737-8381
(Name Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 13, 2008
(Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes)

SCHEDULE 13D

CUSIP No.: **429808 30 6**

1	Name of Reporting Person I.R.S. Identification No. of Above Person MICHAEL S. KROME		
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES		

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 713,038
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 713,038
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 713,038
12	CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.58%
14	TYPE OF REPORTING PERSON IN

Item 1. SECURITY AND ISSUER

The class of securities to which this statement relates in the common stock, $0.001 par value (the "Common Stock") of High Velocity Alternative Energy Corp., located at 5841 West 66th Street, Bedford Park, IL 60638

ITEM 2. IDENTITY AND BACKGROUND

(a) - (c)

Name	Principal Occupation	Employer	Address
Michael S. Krome, Esq.	Attorney	Self	8 Teak Court Lake Grove, NY 11755

(d) None

(e) None

(f) United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Issued as compensation from Issuer and as a grant of stock options, exercise price of $0.85 per share with respect to 400,000 shares, included on Registration Statement on Form S-8

ITEM 4. PURPOSE OF TRANSACTION

Purpose of issuance was as part of compensation for serving as a past Director and as an attorney for the Issuer

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 713,038 shares of Common Stock of the Issuer, representing approximately 5.58% of the Issuer's common stock (based upon 12,775,164 shares of common stock outstanding at March 5, 2008).

(b) Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the 713,038 shares beneficially owned by the Reporting Person.

(c) Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

(d) Certain Rights of Other Persons. Not Applicable

(e) Date Ceased to be a 5% Owner. Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not Applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 5, 2008

/s/ Michael S. Krome

Michael S. Krome, Esq.

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): February 20, 2008

High Velocity Alternative Energy Corp.

(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-49950	98-0232018
(Commission File No.)	(IRS Employer Identification No.)

High Velocity Alternative Energy Corp
5841 West 66th Street
Bedford Park, IL 60638
(708) 496-9710
(Address and telephone number of principal executive offices and place of business)

(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below)

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13ed-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 – Other Events

Item 8.01 Other Events

The Registrant filed a Chapter 11 Bankruptcy Petition in the United States Bankruptcy Court for the Southern District of New York (Poughkeepsie), Case No. 08-35285, as well as its subsidiary Petroleum Products Corporation, Case No. 08-35286.

The Registrant will continue operate during the pending proceeding and will file a plan of reorganization in due course.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 25, 2008 ·

High Velocity Alternative Energy Corp.

By: Richard Carter
Richard Carter, President

S-8 1 forms8.htm HIGH VELOCITY ALTERNATIVE ENERGY S-8 2-11-2008

As filed with the Securities and Exchange Commission on February 11, 2008

File No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HIGH VELOCITY ALTERNATIVE ENERGY CORP.

(Exact name of registrant as specified in its charter)

NEVADA (State of Incorporation)	98-0232018 (I.R.S. Employer Identification No.)
5841 West 66th Street, Bedford Park, Illinois (Address of Principal Executive Offices)	60638 (Zip Code)

High Velocity Alternative Energy Corp. 2008 Employee and Consultant Stock Incentive Plan
(Full title of the plan)

Richard Carter
President
5841 West 66th Street
Bedford Park, IL 60638
(Name and address of agent for service)

(708) 496-9710
(Telephone number, including area code, of agent for service)

Copies to:

David E. Wise, Esq.
8794 Rolling Acres Trail
Fair Oaks Ranch, Texas 78015
(830) 981-8165

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $0.001 par value	8,500,000 Shares	$ 1.05	$ 8,925,000	$ 350.75
Total	8,500,000 Shares	$ 1.05	$ 8,925,000	$ 350.75

(1) Pursuant to Rule 457 (c) and (h) of the Securities Act of 1933, as amended, the registration fee is calculated on the basis of the average of the closing bid and ask prices for the Common Stock as quoted on Nasdaq's OTC Bulletin Board at the close of trading on February 5, 2008.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

The documents containing the information specified in Part I of this Registration Statement will be provided to employees as specified under Rule 428 of the Securities Act of 1933, as amended ("Securities Act"). Such documents need not be filed with the Securities and Exchange Commission ("Commission") either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Registration Statement taken together constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

Item 1. Plan Information.

Not applicable.

Item 2. Registrant Information and Employee Plan Annual Information.

Not applicable.

PART II.

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference

The following documents filed by High Velocity Alternative Energy Corp.("Company") with the Commission under the Securities Exchange Act of 1934, as amended ("Exchange Act") are hereby incorporated by reference in this Registration Statement:

1. The Registrant's Form 10-KSB for the year ended December 31, 2006, filed on January 9, 2008.
2. The Registrant's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2007, filed on January 24, 2008.
3. The Registrant's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007, filed on January 24, 2008.
4. The Registrant's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2007, filed on January 25, 2008.
5. The Registrant's Definitive Schedule 14C filed on October 4, 2007.
6. The Registrant's Definitive Schedule 14C filed on May 15, 2007.
7. The Registrant's Current Reports on Form 8-K filed on March 7, 2007, March 14, 2007, March 21, 2007, March 28, 2007, June 29, 2007, September 17, 2007and February 5, 2008.
8. The Registrant's Form 8-K/A filed on June 28, 2007.

In addition, all documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents.

Item 4. Description of Securities.

Common Stock

We are authorized to issue 100,000,000 shares of common stock, par value $0.001 per share. As of February 5, 2008, there were approximately 9,108,982 of our common stock issued and outstanding (including the conversion of the Series B Cumulative Convertible Preferred Stock). Each share of common stock is entitled to one vote per share for the election of directors and on all other matters submitted to a vote of shareholders. There are no cumulative voting rights with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect al of the directors then up for election. Common shareholders, in general, do not have conversion, preemptive rights or other rights to subscribe for additional shares. Our common stock is not subject to conversion or redemption. In the event of liquidation, the holders of common stock will share equally in any balance of corporate assets available for distribution to them. Subject to the rights of holders of any other securities subsequently issued, holders of our common stock are entitled to receive ratably such dividends when, as and if declared by our board of directors out of funds legally available. We have not paid any dividends since our inception and we have no intention to pay any dividends in the foreseeable future. Any future dividends would be subject to the discretion of the board of directors, who would take into account our future earnings, the operating and financial condition, capital requirements and general business conditions.

Preferred Stock

We are authorized to issue 10,000,000 shares of preferred stock, par value $0.001 per share. As of February 5, 2008, we had no shares of Series A preferred stock issued and outstanding and no shares of Series B preferred stock issued and outstanding, pending the completed conversion of the Series B Cumulative Convertible Preferred Stock. Our board of directors may issue one or more series of preferred stock. If we decide to issue any preferred stock, our board of directors will determine the number of shares and the rights, preferences and limitations of each series. These rights, preferences and limitations may include specific designations, number of shares, dividend, liquidation, redemption and voting rights.

Warrants and Options

As of February 5, 2008, we had no outstanding stock options or warrants to purchase shares of our common stock.

Item 5. Interests of Named Experts and Counsel.

David E. Wise, Attorney at Law, has given an opinion on the validity of the securities being registered hereunder. Mr. Wise is eligible to receive shares of the Company's common stock pursuant to this Form S-8 Registration Statement, but not on a contingency basis.

Item 6. Indemnification of Directors and Officers.

Section 78.7502 of the General Corporation Law of the State of Nevada authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation, including attorney's fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by the indemnified individual in connection with an action, suit or proceeding, if either (a) it is not proven that the indemnified individual engaged in a breach of fiduciary duty or intentional misconduct, fraud or a knowing violation of law or (b) the indemnified individual acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful as determined in accordance with the statute, and except that with respect to any action which results in a judgment against the person or in favor of the corporation, the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification. Section 78.7502 further provides that indemnification shall be provided if the party in question is successful on the merits. The Articles of Incorporation, as amended, of the Company provide that the Company shall indemnify its officers and directors to the fullest extent permitted by Nevadacorporation law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is, therefore, unenforceable. See paragraph C. of Item 9 below.

Item 7. Exemption from Registration Claimed.

Not Applicable.

Item 8. Exhibits.

4.1 High Velocity Alternative Energy Corp. 2008Employee and Consultant Stock Incentive Plan
5.1 Opinion of David E. Wise, Esq.
23.1 Consent of Brown Smith Wallace, LLC
23.2 Consent of Paritz & Company P.A.
23.3Consent of David E. Wise, Esq. (included in Exhibit 5.1).

Item 9. Undertakings.

A. The undersigned registrant hereby undertakes:(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:(i) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and(iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement; provided, however, that clauses (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Company pursuant to Section 13 or Section 15(d) of the 1934 Act that are incorporated by reference to this Registration Statement; (2) that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned Company hereby undertakes that for purposes of determining any liability under the 1933 Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the 1934 Act (and, where applicable, each filing of an employee benefit plan's Form S-8 pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the 1933 Act, as amended, may be permitted to directors, officers or controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bedford Park, State of Illinoison the date written below.

HIGH VELOCITY ALTERNATIVE ENERGY CORP.
A Nevada Corporation

Dated: February 11, 2008

By: /s/ Richard Carter
Richard Carter
President and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Form S-8 Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Dated: February 11, 2008

/s/ Richard Carter
By: Richard Carter

Its: President, Chief Executive Officer and Director
(Principal Executive Officer)

Dated: February 11, 2008

/s/ Ronald Shapss
By: Ronald Shapss

Its: Chairman of the Board and Director

Dated: February 11, 2008

/s/ James W. Zimbler
By: James W. Zimbler
Its: Vice President and Director

Dated: February 11, 2008

/s/ Elliot Cole
By: Elliot Cole
Director

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
4.1	High Velocity Alternative Energy Corp. 2008 Employee and Consultant Stock Incentive Plan
5.1	Opinion of David E. Wise, Esq.
23.1	Consent of Brown Smith Wallace, LLC
23.2	Consent of Paritz & Company P.A.
23.3	Consent of David E. Wise, Esq.(included in Exhibit 5.1).

8-K 1 form8k.htm HIGH VELOCITY ALTERNATIVE ENERGY 8-K 1-31-2008

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): January 31, 2008

High Velocity Alternative Energy Corp.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-49950	98-0232018
(Commission File No.)	(IRS Employer Identification No.)

14 Garrison Inn Lane
Garrison, NY 10524
(845) 424-4100
(Address and telephone number of principal executive offices and place of business)

(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below)

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13ed-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 -- Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Effective as of January 31, 2008, the following have resigned as a Principal Officer and Director of the registrant.

Michael Margolies	President and Director
Stanley Chason	Director

The Executive Officer and Director resigning has stated in his resignation letter that his resignation does not in any way imply or infer that there is any dispute or disagreement relating to the Company's operations, policies or practices. The Director resigning does not indicate that he has any dispute or disagreement relating to the Company's operations, policies or practices.

Each resigning Executive Officer has been provided a copy of his disclosure, no less than the day the Registrant is filing the disclosure with the Commission. Each Executive Officer will be given an opportunity to furnish the Registrant a letter or response, that he agrees with the statements made by the Registrant in this Section 5.02, and if not, stating the respects in which he does not agree.

The following individual has been appointed by to our Board of Directors, effective as of January 31, 2008, to the position indicated:

Name	Age	Position
Richard Carter	38	CEO, President

1998 – 2002: GunnAllen Financial, Senior Vice President
2002 – 2004: National Securities, Senior Vice President
2004 – 2007: Emerging Capital Partners, Managing Partner. Emerging Capital Partners is a private equity firm specializing in raising capital for small businesses. They specialize in companies within the technology, housing, petroleum and distressed debt markets.

Since October, 2007, Mr. Carter has been in charge of our operating subsidiary.

Section 8 – Other Events

Item 8.01 Other Events

The Registrant has relocated the offices of its Corporate/Executive Offices from 14 Garrison Inn Lane, Garrison, New York 10524, to the following address:

Office of the President:
High Velocity Alternative Energy Corp
5841 West 66th Street
Bedford Park, IL 60638
(708) 496-9710

Administrative and Accounting Office:
High Velocity Alternative Energy Corp
1328 Zion Road
Bellefonte, PA 16823
(814) 357-9104

Effective February 4, 2008, the Registrant authorized the issuance of shares of common stock as follows:

Name	Shares	Reason
Ronald Shapss	500,000	Director Compensation
Richard Carter	1,300,000	Employment Compensation
James W. Zimbler	800,000	Director/Employment Compensation
Elliot Cole	250,000	Director Compensation
Michael S. Krome	100,000	Legal Compensation
Michael Cahr	98,000	Conversion of Debt Due

In addition, the holders of substantially all of the remaining Series B Cumulative Convertible Preferred Stock (the "Series B shares") not previously converted into shares of common stock have elected to convert the Series B Shares into common stock, resulting in approximately 1,172,627 shares of common stock.

As a result of the shares issued as set forth herein and the Series B shares that are to be converted as set forth above, the Registrant will have approximately 9,108,982 shares of common stock issued and outstanding.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit 17.1 Letter of Resignation of Michael Margolies
Exhibit 17.2 Letter of Resignation of Stanley Chason

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 4, 2008

High Velocity Alternative Energy Corp.

By: Richard Carter

Richard Carter, President

10QSB 1 form10qsb.htm HIGH VELOCITY ALTERNATIVE ENERGY CORP 10 QSB 9-30-2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-QSB

Quarterly Report Pursuant to Section 13 or 15 (D) of the Securities Act of 1934
for the quarterly period ended: September 30, 2007

Commission File number: 000-49950

High Velocity Alternative Energy Corp.

(Exact name of small business issuer as specified in its charter)

Nevada
(State or other jurisdiction of Incorporation or organization)

98-0232018
(IRS Employee Identification No.)

14 Garrison Inn Lane
Garrison, NY 10524
(845) 424-4100
(Address of principal executive offices)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Common Stock, $0.001 par value	2,194,139
(Class)	(Outstanding as of January 9, 2008)

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Triton Petroleum Group, Inc.
Form 10-QSB

Index

Index

Triton Petroleum Group, Inc.

Consolidated Financial Statements

September 30, 2007

Index

Triton Petroleum Group, Inc.
Consolidated Financial Statements
Index to the Consolidated Financial Statements
September 30, 2007

Index

Triton Petroleum Group, Inc.
Consolidated Balance Sheet
September 30, 2007
(Unaudited)

Assets	
Current Assets:	
Cash	$ 7,571
Trade accounts receivable, net of allowance of $102,700 for doubtful accounts	451,308
Prepaid assets	2,300
Advances to others	217,897
Inventory	308,566
Total Current Assets	987,642
Equipment, net of accumulated depreciation of $6,035	9,733
Other assets	2,700
Total Assets	$ 1,000,075
Liabilities and Stockholders' Deficiency	
Current Liabilities:	
Trade accounts payable	$ 2,345,300
Accrued interest	323,392
Advances from former president of subsidiary	327,915
Convertible notes payable	550,000
Accrued expenses	411,586
Loans payable to officers/stockholders	767,212
Total Current Liabilities	4,725,405
Stockholders' Deficiency:	
Preferred Stock, 5,000,000 shares authorized; 1,225,585 shares issued and outstanding	1,226
Common Stock, $.001, par value, 100,000,000 shares authorized; 98,330,066 shares issued and outstanding	98,330
Additional paid-in capital	19,892,726
Accumulated deficit	(23,717,612)
Total Stockholders' Deficiency	(3,725,330)
Total Liabilities and Stockholders' Deficiency	$ 1,000,075

The accompanying notes are an integral part of these consolidated financial statements.

Index

Triton Petroleum Group, Inc.
Consolidated Statements of Operations

	Three Months Ended September 30,		Nine Months Ended September 30,	
	(Unaudited) 2007	(Unaudited) 2006	(Unaudited) 2007	(Unaudited) 2006
Net sales	$ 413,255	$ 627,930	$ 1,303,022	$ 2,001,497
Cost of goods sold	266,309	380,245	962,057	1,472,489
Gross Profit	146,946	247,685	340,965	529,008
Selling General and Administrative Expenses	373,693	809,177	1,156,226	1,724,977
Loss Before Other Items	(226,747)	(561,492)	(815,261)	(1,195,969)
Other Income (Expense):				
Interest expense	(7,025)	(35,495)	(140,455)	(110,748)
Other income (expense)	-	(4,206)	-	58.966
Bad debts	(25,000)	-	(80,000)	-
Total Other Income (Expense)	(32,025)	(39,701)	(220,455)	(51,782)
Net Loss	$ (258,772)	$ (601,193)	$ (1,035,716)	$ (1,247,751)
Loss per share	(.004)	(0.03)	(.02)	(0.07)
Weighted average number of shares outstanding	68,532,681	17,803,500	50,806,071	17,803,500

The accompanying notes are an integral part of these consolidated financial statements.

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Triton Petroleum Group, Inc.
Consolidated Statements of Cash Flows
Nine Months Ended September 30, 2007 and 2006

	(Unaudited) September 30, 2007	(Unaudited) September 30, 2006
Net cash flows used in operating activities	$ (645,570)	$ (52,307)
Cash flows from investing activities:		
Purchases of property and equipment	(9,700)	-
Net cash used in investing activities	(9,700)	-
Cash flows from financing activities:		
Repayment of notes payable	-	(73,078)
Proceeds from loans payable	631,822	157,795
Net cash provided by financing activities	631,822	84,717
Decrease in cash and cash equivalents	(23,448)	32,410
Cash and cash equivalents - beginning of period	31,019	-
Cash and cash equivalents – end of period	$ 7,571	$ 42,410

The accompanying notes are an integral part of these consolidated financial statements.

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Triton Petroleum Group, Inc.
Notes to the Consolidated Financial Statements
For the Nine Month Period Ended September 30, 2007
(Unaudited)

BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2007 are not necessarily indicative of the results that may be expected for the year ended December 31, 2007. The unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-KSB for the year ended December 31, 2006.

On August 21, 20 0 7, the Company changed its name to High Velocity Alternative Energy Corp.

GOING CONCERN

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern. The Company has had recurring operating deficits in the past few years and accumulated large deficits. This raises substantial doubt about the Company's ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As reflected in the condensed consolidated financial statements, the Company has incurred recurring net losses from operations, an accumulated deficit, and recurring negative cash flows from operations. Further, at September 30, 2007, current liabilities exceed current assets by approximately $3,738,000 and total liabilities exceed total assets by approximately $3,725,000. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. These factors all raise substantial doubt about the ability of the Company to continue as a going concern.

Management's plan in regard to the going concern issues it to raise additional capital through new debt and equity financing in conjunction with future acquisitions

SUBSIDIARY

On May 1, 2007 a new corporation was formed known as Petroleum Products Corp which will operate in conjunction with APPC Oil Company.

Index

(Unaudited)

CONVERTIBLE NOTES PAYABLE

On June 19, 2007 the agreement related to the convertible notes was amended to extend the maturity date of the obligation to December 31, 2008 and to entitle the holder of the note, at its option, to convert all of the outstanding balance of the obligation plus accrued interest and liquidated damages (aggregating approximately $890,000 at June 19, 2007) into shares of the Company's common stock at a price per share equal to the lower of $.85 per share or 80% of the volume weighted average price, as defined, of the Company's common stock for the thirty trading days immediately preceding the conversion date.

PREFERRED STOCK

The Company, effective February 21, 2007, authorized the filing of a Certificate of Designation with the Secretary of State of the State of Nevada, establishing a "Series B Cumulative Convertible Preferred Stock" (Series B) of 1,500,000 shares. The Series B preferred stock ranks senior to any other series of Preferred stock, on a parity with any other series of Preferred stock established by the board stating such rank, and prior to any other equity securities of the Company. Each share of Series B shall have voting rights equal to 45 shares of common stock. The Series B preferred stockholders are entitled to receive, in the event of liquidation, dissolution or winding up of the affairs of the corporation, whether voluntary or involuntary an amount equal to $1 for each share outstanding plus all accrued but unpaid dividends thereon to the date fixed for liquidation, dissolution or winding up. Each share of Series B preferred stock is convertible, in whole or in part at the option of the holders, into shares of common stock at a conversion rate of 45 shares of common stock for each share of Series B preferred stock (see note regarding stock split).

On February 21, 2007 the company converted $1,490,585 of debt due to stockholders and officers of the company to 1,490,585 shares of the Series B Preferred Stock.

STOCK SPLIT

On August 31, 2007, the Board of Directors unanimously approved amendments to the Company's Articles of Incorporation to effect a reverse stock split whereby all outstanding shares of the Company's $.001 par value common stock ("Common Stock") will be reverse split on a 1-for-50 share basis. Currently, the Series B Cumulative Convertible Preferred Stock is convertible into 45 shares of common stock, and contains the right to vote equal to 45 times for each Series B Cumulative Convertible Preferred Stock as compared to the common shares. After the effect of the Reverse Split these shares will be subject to the same reduction in the total amount that can me converted, thus each share of Series B preferred stock will be convertible into shares of common stock at a rate of .9 shares of common stock for each share of Series B preferred stock. The stock split was effective on November 1, 2007.

Index

Item 2. Management's Discussion and Analysis and Plan of Operations.

FORWARD LOOKING STATEMENTS

Because we want to provide investors with more meaningful and useful information, this Annual Report on Form 10-KSB ("Form 10-KSB") contains, and incorporates by reference, certain forward-looking statements that reflect our current expectations regarding its future results of operations, performance and achievements. We have tried, wherever possible, to identify these forward-looking statements by using words such as "anticipates," "believes," "estimates," "expects," "designs," "plans," "intends," "looks," "may," and similar expressions. These statements reflect our current beliefs and are based on information currently available to us. Accordingly, these statements are subject to certain risks, uncertainties and contingencies, including the factors set forth herein, which could cause our actual results, performance or achievements for 2006 and beyond to differ materially from those expressed in, or implied by, any of these statements. You should not place undue reliance on any forward-looking statements. Except as otherwise required by federal securities laws, we undertake no obligation to release publicly the results of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

OVERVIEW

History and Organization

High Velocity Alternative Energy Corp. formerly Triton Petroleum Group, Inc., formerly American Petroleum Group, Inc., formerly American Capital Alliance, Inc. until November 1, 2004 and formerly Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the State of Nevada on May 24, 2000, under the name of Prelude Ventures, Inc. Prior to its acquisition of American Petroleum Products Company, formally Alliance Petroleum Products Company, the company had limited business operations and was considered a development stage enterprise. The activities during that period principally had been limited to organizational matters, and examining business and financing opportunities for the company.

Prior Business Matters and Failed Business Acquisitions

On March 9, 2001, we acquired a 20-year mining lease from Steve Sutherland, the owner of 24 unpatented lode-mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. The lease was terminated at some point by prior management.

During the nine months ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal, state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability, due to the time period that has elapsed since the lease was terminated. We have never received any claim or communication with respect to this lease, and at this pointing time, do not expect any communication from any party related thereto. If there was any communication, it would be the position of the Company that any claim would be time barred.

On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy Inc., a Canadian corporation, by the issuance of 273,750 post split common shares, restricted under Rule 144 of the Securities Act of 1933 and at a later date, issue 273,750 post split common shares, restricted under Rule 144 subject to the Company paying not less than $1,000,000 accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business was to provide servicing for the oil and gas industry.

Index

The Company determined that the transaction mentioned above could not be completed due to the inability to complete a comprehensive due diligence review. The shares of common stock previously transferred in anticipation of the completion of the transaction were returned to the treasury of the Company and canceled.

"TSG" Acquisition

On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, and Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company was to pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition. The contractual amount of the option was never fully paid, however, amounts advanced for the option purchase and associated expenses resulted in an $185,000 charge to operations for the year ended December 31, 2003 and $10,000 for the year ended December 31, 2004. There have been no further dealings, discussions or transactions related to this matter.

Motor Parts Waterhouse, Inc.

The Company on or about October 9, 2003, issued 500,000 post split shares of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company was to issue an additional 500,000 post split shares of common stock to the shareholders of MPW and pay $2,200,000. This MPW option can not be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition and let the option lapse. There have been no further dealings, discussions or transactions occurred related to this matter.

Oilmatic Systems, LLC Transaction

On December 3, 2004, the Registrant entered into a Letter of Intent, dated December 1, 2004, with Oilmatic Systems LLC of East Orange, New Jersey, whereby the Registrant would purchase Oilmatic Systems LLC and/or Oilmatic International, Inc., for shares of common stock of the Registrant.

Oilmatic is a food service distribution company that supplies a closed loop Bulk Cooking Oil Supply and Management System. Its patented state of the art handheld Dipstick® design dispenses and removes cooking oil with the simple push of a button at the deep fryers. The system also consists of separate fresh oil and waste oil tanks. A key switch allows management to control unnecessary oil fills and disposals. This system completely eliminates the practice of employees manually removing hot used oil which significantly reduces slips, falls and burns, as well as the hard labor of unloading and retrieving heavy boxes of oil. Additionally, the system eliminates hazardous grease spills both inside and outside of the store that cause grease fires and grease trap build-ups that pollute our environment. As part of the transaction, Michael Allora, President of Oilmatic was to assume, after the closing of the transaction the position of President and Chief Operating Officer of Triton Petroleum as well as Oilmatic. Effective May 20, 2005, Management of the Registrant no longer felt that the mutual goals of both parties were attainable and therefore the proposed transaction with Oilmatic was cancelled between the parties. There have been no further dealings, discussions or transactions occurred related to this matter.

Index

Oilmatic Systems, LLC was advanced, interest free, a total of $300,000 by the Company. The Letter of Intent stated that in the event that the proposed transaction did not close, the money advanced was to be considered a loan to Oilmatic, and repaid nine months after being advanced. We have made repeated demands for the repayment of the loan. To date, we have not been able to collect the money due. Management can not make any reasonable determination that the advance will ultimately be collected. And accordingly it has been written off by the Company in the Fiscal year 2006.

American Petroleum Products Company

On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company, now known as American Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 1,250,000 shares of common stock for 100% of the issued and outstanding shares of the common stock for 100% of the issued and outstanding shares of the common stock of American (757,864 common shares). An additional 1,250,000 shares of common stock of the Company was issued to Worldlink International Network, Inc. In addition, under the terms of the Rider, the Company was required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance, as a condition of the transaction. This was a material contingency to the transactions and as a result had to be resolved prior to recognition of a business combination. On September 24, 2004 (effective date July 1, 2004), the Company ("Prelude") now known as High Velocity Alternative Energy Corp., ("AMPE") and Alliance Petroleum Products Company, entered into an Amendment to the original Alliance Agreement, dated October 9, 2003, whereby all previous conditions and contingencies were deemed to have been completed or waived. Therefore, the Company assumed the operations of the subsidiary. However, after a change of management took place in September 2004, the current management refused to recognize the obligation to pay certain amounts arising from other non Company obligations and third party agreements.

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The Company

The operations of Alliance Petroleum Products Corp., which was later amended to be American Petroleum Products Corp. ("APPC") have been consolidated with the results of High Velocity Alternative Energy Corp. since July 1, 2004. High Velocity Alternative Energy Corp. which was formerly known as America Petroleum Group, Inc. (the "Company") is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities.

The company, via its subsidiary (American Petroleum Products Company, or APPC), is in the manufacturing and distribution of petroleum and related products for the automotive industry. Specifically, APPC is in the business of blending, bottling, and distributing private label motor oil, transmission fluid, and related products for the automotive aftermarket. These products are sold, both direct and through distributors, to retail outlets that include oil change shops, automotive aftermarket chains, gas stations, department stores, and convenience stores. Although most products are sold in 12-quart cases, some products are sold in bulk. APPC sells to a wide variety of customers with a low dependence on any one customer (the largest customer makes up less than 10% of sales year-to-date).

In order to make finished motor oil, blenders and bottlers like APPC purchase base oils and blend them with V.I. Improver and/or Additive Packages to create motor oil, which is then sold either Bulk or Bottled. While there are several major companies with huge markets, this is a highly fragmented market, with many smaller players, especially in the private label market. Other major costs include bottles, caps, labels, corrugated, labor, and transportation costs. The U.S. market for aftermarket motor oil is approximately $11.3 billion annually, making APPC a microscopic regional player. Most retail outlets for motor oil carry a major brand and a lesser-known, lower-priced brand. APPC primarily competes with those other, lesser-known brands, which consist of other regional/national motor oil blenders and bottlers.

Given that the product is a commodity, APPC competes largely by managing a competitive cost structure so that it can pass through competitive pricing and by carefully managing customer relationships. By giving our customers fair prices and providing excellent quality and service, APPC has maintained relatively long term relations with its customer base and has had success winning new customers.

Motor oil for late model year automobiles normally utilize the latest formulae established by the American Petroleum Institute and the society of Automotive Engineers. The "standard" for current model year automobiles is referred to as "SM," which recently replaced "SL." Only SM and SL motor oil can currently receive the API "starburst" certification seal, and APPC must annually renew its API license in order to use the "starburst" seal on its labels. Motor oil can also be made without the API starburst and aold as oil with technology prior to SM or SL.

This API-certified oil must include what is referred to as "Group 2 Base Oils" as the foundation for the oil, as well as an additive package that includes the most recently approved chemical blend. APPC, like other motor oil blenders, must purchase Group 2 base oils from select, API-approved suppliers in order to make API-certified premium motor oil. APPC primarily purchases Group 2 base oils from Motiva (Port Arthur, Texas) and from Evergreen Oil (Irvine, California). Shortages of Group 2 base oils have caused price increases in recent months, but APPC has temporarily been able to pass these increases on to the customer.

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On July 1, 2005, TPG acquired the operating assets of Triton Petroleum, LLC ("Triton"). Triton is operated as a division of TPG. On the Payment Date, which shall be the one year anniversary of the effectiveness of the Agreement, that being July 1, 2006, the Registrant shall pay to the Sellers the Purchase Price equal to three and one half (3.5) times the net earnings of the assets and operations formerly owned by Triton. The Purchase Price is to be paid as: (a) twenty-five percent (25%) in cash on the payment date, and (b) with the balance of seventy-five percent (75%), payable over the following two years, in cash and stock, as agreed to by the parties. In addition, current loans to Triton, totaling approximately three hundred thousand dollars ($300,000), due and owing to the members of Triton, shall be paid over the twelve months from the Closing date to the Payment Date. It is anticipated that the total purchase price will be approximately $300,000, plus the net book value of the assets acquired in the amount of $230,625 at the time of payment, July 1, 2006. The assets purchased include the right to the name, Triton Petroleum, all operations and assets, including any leases, or sub-leases. Triton purchased used oil from various consolidators of used petroleum such as gear oil, machine oils, etc. that have never been burnt before. It then transported the un-combusted, but unrefined oils back to its reclamation facility in Detroit, Michigan, for refining. After a very detailed reclamation process, all impurities and contaminants are extrapolated out of the oil, through Triton's centrifuge operation, thus leaving it with a renewable petroleum base oil. This base oil can be blended with new crude and other chemical components and bottled in our Bedford Park, Illinois facility. The operations have been discontinued as unprofitable.

During the second quarter of fiscal 2007, the Company commenced operations of a second subsidiary Petroleum Products Company ("PPC"). In the third quarter of fiscal 2007, the Company operated solely with the new PPC subsidiary and did no operations with the APPC subsidiary. All operation are consolidated with the results of the parent company, High Velocity Alternative Energy Corp.

Risks to Consider Regarding our Company

Our independent registered public accounting firms issued reports for the year ended December 31, 2006 and December 31, 2005 that contained a "going concern" explanatory paragraph.

Our independent registered public accounting firms issued reports on their audit of our financial statements as of and for the years ended December 31, 2006 and 2005. Our notes to the financial statements disclose that The Registrant's cash flows have been absorbed in operating activities and have incurred significant net losses for fiscal 2006 and 2005, and have a working capital deficiency. In the event that funding from internal sources or from public or private financing is insufficient to fund the business at current levels, the Company will have to substantially cut back our level of spending which could substantially curtail our operations. The independent registered public accounting firm's report contains an explanatory paragraph indicating that these factors raise substantial doubt about the Company's ability to continue as a going concern. Our going concern uncertainty may affect our ability to raise additional capital, and may also affect our relationships with suppliers and customers. Investors should carefully read the independent registered public accounting firm's report and examine our financial statements before investing in the Registrant's stock or any other type of investment.

The Company Has Substantial Near-Term Capital Needs; The Company May Be Unable To Obtain Needed Additional Funding

The Company will require funding over the next twelve months to develop the business further. In fact, the Company has minimal capital for operations and the Company has needs for immediate funding. Our capital requirements will depend on many factors including, but not limited to, the timing of further development of our business and the growth of the industry as a whole. If additional funds are raised through the issuance of equity securities, the percentage ownership of our current shareholders will be reduced. Moreover, those equity securities may have rights, preferences, and privileges senior to those of the holders of our common stock. There can be no assurance that additional capital will be available on terms favorable to us or our shareholders.

Our cash requirements may vary substantially depending on our rate of development, research results, competitive and technological advances and other factors. If adequate funds are not available, the Company may be required to curtail operations or to obtain funds by entering into collaboration agreements on unattractive terms. Our inability to raise capital would impair the current and future operations and may cause the Company to cease business operations entirely.

The Company Has Substantial Long-Term Capital Needs; The Company May Be Unable To Obtain Needed Additional Funding

Substantial expenditures will be required to further develop our business model. The level of expenditures required for these activities will depend in part on whether The Company develops and markets our services independently or with other companies through collaborative arrangements. Our future capital requirements will also depend on one or more of the following factors:

- Market acceptance of our products and services;
- The extent and progress of our research and development programs;
- Competing technological and market developments; and
- The costs of commercializing our products and services.

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The Company Has Substantial Near-Term Capital Needs; The Company May Be Unable To Obtain Needed Additional Funding

The Company will require funding over the next twelve months to develop the business further. In fact, the Company has minimal capital for operations and the Company has needs for immediate funding. Our capital requirements will depend on many factors including, but not limited to, the timing of further development of our business and the growth of the industry as a whole. If additional funds are raised through the issuance of equity securities, the percentage ownership of our current shareholders will be reduced. Moreover, those equity securities may have rights, preferences, and privileges senior to those of the holders of our common stock. There can be no assurance that additional capital will be available on terms favorable to us or our shareholders.

Our cash requirements may vary substantially depending on our rate of development, research results, competitive and technological advances and other factors. If adequate funds are not available, the Company may be required to curtail operations or to obtain funds by entering into collaboration agreements on unattractive terms. Our inability to raise capital would impair the current and future operations and may cause the Company to cease business operations entirely.

The Company Has Substantial Long-Term Capital Needs; The Company May Be Unable To Obtain Needed Additional Funding

Substantial expenditures will be required to further develop our business model. The level of expenditures required for these activities will depend in part on whether The Company develops and markets our services independently or with other companies through collaborative arrangements. Our future capital requirements will also depend on one or more of the following factors:

- Market acceptance of our products and services;
- The extent and progress of our research and development programs;
- Competing technological and market developments; and
- The costs of commercializing our products and services.

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There can be no assurance that funding will be available on favorable terms to permit successful expansion of the business to allow the Company to exceed the break even point, if at all.

In addition, the Company has no credit facility or other committed sources of capital. The Company may be unable to establish credit arrangements on satisfactory terms, if at all. If capital resources are insufficient to meet our future capital requirements, the Company may have to raise additional funds to continue development of our website. There can be no assurance that such funds will be available on favorable terms, if at all.

To the extent that additional capital is raised through the sale of equity and/or convertible debt securities, the issuance of such securities will likely result in dilution to our shareholders. If adequate funds are not available, the Company may be unable to develop our operations to a sufficient level to generate revenues or become profitable.

We expect to issue additional stock in the future to finance our business plan and the potential dilution caused by the issuance of stock in the future may cause the price of our common stock to drop.

The Company is authorized to issue maximum stock of 100,000,000 common shares. As of September 15, 2007, there were 17,803,500 issued and outstanding shares of Common Stock. The Board of Directors has authority to issue the balance of 82,196,500 shares of our authorized stock without shareholder consent, on terms and conditions set in the discretion of the Board, which may dilute the value of your stock. If and when additional shares are issued, it may cause dilution in the value of shares purchased in this offering and may cause the price of our common stock to drop. These factors could also make it more difficult to raise funds through future offerings of common stock.

Most of our competitors may be able to use their financial strength to dominate the market, which may affect our ability to generate revenues.

Most of our competitors are much larger companies than us and very well capitalized. They could choose to use their greater resources to finance their continued participation and penetration of this market, which may impede our ability to generate sufficient revenue to cover our costs. Their better financial resources could allow them to significantly outspend us on price to our customers, marketing and production. We might not be able to maintain our ability to compete in this circumstance.

The Company Has Never Paid Dividends

The Company has never paid dividends. The Company does not anticipate declaring or paying dividends in the foreseeable future. Our retained earnings, if any, will finance the development and expansion of our business. Our dividends will be at our Board of Directors' discretion and contingent upon our financial condition, earnings, capital requirements and other factors. Future dividends may also be affected by covenants contained in loan or other financing documents The Company may execute. Therefore, there can be no assurance that cash dividends of any kind will ever be paid.

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Reporting Requirements of a Public Company

As a public company, we are required to comply with the reporting obligations of the Exchange Act and may be required to comply with Section 404 of the Sarbanes-Oxley Act for our fiscal year ending December 31, 2007. If we fail to comply with the reporting obligations of the Exchange Act and Section 404 of the Sarbanes-Oxley Act, or if we fail to achieve and maintain adequate internal controls over financial reporting, our business, results of operations and financial condition, and investors' confidence in use, could be materially adversely affected. As a public company, we are required to comply with the periodic reporting obligations of the Exchange Act, including preparing annual reports, quarterly reports and current reports. Our failure to prepare and disclose this information in a timely manner could subject us to penalties under federal securities laws, expose us to lawsuits and restrict our ability to access financing. In addition, we are required under applicable law and regulations to integrate our systems of internal controls over financial reporting. We plan to evaluate our existing internal controls with respect to the standards adopted by the Public Company Accounting oversight Board. During the course of our evaluation, we may identify areas requiring improvement and may be required to design enhanced processes and controls to address issues identified through this review. This could result in significant delays and cost to us and require us to divert substantial resources, including management time, from other activities.

It is more difficult for our shareholders to sell their shares because we are not, and may never be, eligible for NASDAQ or any National Stock Exchange.

We are not presently, nor is it likely that for the foreseeable future we will be, eligible for inclusion in NASDAQ or for listing on any United States national stock exchange. To be eligible to be included in NASDAQ, a company is required to have not less than $4,000,000 in net tangible assets, a public float with a market value of not less than $5,000,000, and a minimum bid price of $4.00 per share. At the present time, we are unable to state when, if ever, we will meet the NASDAQ application standards. Unless we are able to increase our net worth and market valuation substantially, either through the accumulation of surplus out of earned income or successful capital raising financing activities, we will never be able to meet the eligibility requirements of NASDAQ. As a result, it will be more difficult for holders of our common stock to resell their shares to third parties or otherwise, which could have a material adverse effect on the liquidity and market price of our common stock.

We must also obtain additional financing to either purchase our operating assets or obtain working capital for leasing arrangements.

To meet our need for cash, we are attempting to raise debt and equity financings to complete the acquisitions either described in this document or contemplated in the future and fund the Company's ongoing operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions, we will have to find alternate sources of capital such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash or case operations entirely.

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Limited Operating History

We cannot guarantee we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund additional proposed acquisitions and our ongoing operations.

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations and possibly cease operations totally. Equity financing could result in additional dilution to shareholders.

Inflation

The amounts presented in the financial statements do not provide for the effect of inflation on the Company's operations or its financial position. Amounts shown for machinery, equipment and leasehold improvements and for costs and expenses reflect historical cost and do not necessarily represent replacement cost. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Provision for Income Taxes

The Company has determined that it will more likely than not use any tax net operating loss carry forward in the current tax year and has taken and therefore has a valuation amount equal to 100% of any asset.

Employees

As of December 31, 2006, we employed approximately 12 persons. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.

PLAN OF OPERATIONS

We were a startup, development stage Company prior to the acquisition of American Petroleum Products Company ("APPC") beginning with operations as of July 1, 2004, and did not realize any revenues from our business operations until that time. However at time of acquiring APPC its sales volume was at a point below its break even point and therefore was losing money. Management of the Company feels that APPC is operating at a small percentage of its capacity with its major constraint on increasing volume being that of financing raw materials for manufacturing and some other limited variable manufacturing costs. In addition, it is currently not generating profits of sufficient amount to support the other operations of the parent Company. Accordingly, we must raise money from sources other than the operations of this business. Our only other source of cash at this time is investments by others (primarily from existing shareholders and others) in our Company. We must raise additional cash to complete any future acquisitions and maintain current operations, otherwise the business will fail.

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In order to raise capital for operations of the parent Company and to attempt to complete the proposed Oilmatic transaction, the Company entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible debenture for a total amount of $500,000 at 7% interest. The Note is convertible into shares of common stock at a conversion price of $0.85 per share, at the option of the Lender. At the same time the Company entered into with Cornell Capital Partners LP a total Standby Equity Distribution Agreement for up to $10,000,000 equity line (See Item 3, Legal Proceedings).

Liquidity, Capital Resources and Operations

Since the Company's inception, the Company raised funds from officer/stockholder advances, from private sales of its common shares, including approximately $500,000 from the sale of borrowed stock contributed by the Company's promoters. We have repaid this stock borrowing with the issuance of 50,000 shares of common stock (taking in to account a reverse of the common shares of the Company in November 2004). This money was utilized for certain start-up costs and operating capital.

In this regard, the Company's plan of operations for the next 12 months is to pursue profitable business acquisitions, and obtain financing to increase the sales volume of APPC. Product research and development is expected to be minimal during the period. Additionally, the Company does not expect any change in number of employees other than through acquisitions.

Financings

In order to raise capital for operations of the parent Company and to complete the Oilmatic transaction at the time, the Company entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible debenture for a total amount of $500,000 at 7% interest. The Note is convertible into 588,325 shares of common stock at a conversion price of $0.85 per share, at the option of the Lender. At the same time the Company entered into with Cornell Capital Partners LP a total Standby Equity Distribution Agreement for up to $10,000,000 equity line. Pursuant to the Standby Equity Distribution Agreement we are to file a registration statement 180 days after execution.

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On June 19, 2007 the terms of the secured convertible notes were amended to extend the maturity date to December 31, 2008 and to entitle the holder of the note to convert all of the outstanding balance of the obligation plus accrued interest and liquidated damages (aggregating approximately $890,000 at June 19, 2007) into shares of the Company's common stock at a price per share equal to the lower of $.85 per share or 80% of the volume weighted average price, as defined, of the Company's common stock for the thirty trading days immediately preceding the conversion date.

The Company must still obtain additional financing to either purchase our operating assets or obtain working capital for leasing arrangements, and to operate our business.

To meet our need for cash, we are attempting to raise debt and equity financing to complete the acquisitions described in this document and fund the Company's on-going operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions mentioned in this document or any contemplated acquisition, we will have to find alternate sources such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and can not raise it, the Company will either have to suspend operations until we do raise the cash or cease operations entirely.

On July 25, 2005, we conducted a Rule 504, Regulating D offering of $1,000,000 worth of Convertible Debentures of our subsidiary American Petroleum Products Company ("APPC"), to accredited investors in the State of Texas. The Offering was amended in October 10, 2005 to include the State of Pennsylvania. Pursuant to the Offering, APPC issued the convertible debentures, which were convertible into shares of common stock. As part of the Offering, APPC was to be merged into the Registrant. This event did not occur. Upon conversion into shares and merger of APPC into the Registrant, the offering shares are issuable as shares of Triton Petroleum Group, Inc. Pursuant to the amendment to the original offering, the amount of shares to be offered for sale was raised to a total of 3,108,000 shares of common stock.

We are also currently in discussions with several investors to raise the capital via an equity offering, involving the issuance of convertible debentures to be converted upon the effectiveness of a Registration Statement. The funds raised are necessary to complete the transactions with Harris Bank to obtain clear title to the equipment used by the Company, in its APPC operations and to purchase the real property that our plant is situated on from its owner, as well as general business purposes. We anticipate that this financing would close sometime in the second fiscal quarter 2006.

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RESULTS OF OPERATIONS
For the Nine Months Ended September 30, 2007 vs. September 30, 2006

Net Sales

Net sales for the nine months ended September 30, 2007 were $1,303,022 as compared to $2,001,497 for the nine months ended September 30, 2006, which represents a decrease of $698,475. The decrease is primarily due to a reduction of orders due to increased prices, which were not accepted by customers.

Cost of Goods Sold and Gross Profit

Cost of goods sold for the nine months ended September 30, 2007 was $962,057 as compared to $1,472,489 for the nine months ended September 30, 2006, a decrease of $510,432 or 35%. This decrease is due to the decrease in sales. Gross profit for the nine months ended September 30, 2007 was $340,965 or 25% as compared to $529,008 or 26% for the nine months ended September 30, 2006. This is primarily due to lower sales volume.

Selling, General and Administrative Expenses

These expenses for the nine months ended September 30, 2007 were $1,156,226 as compared to $1,724,977 for the nine months ended September 30, 2006, a decrease of $568,751 or 33%. The decrease was primarily attributable to the reduction in personnel and payroll costs.

Other Income (Expense)

Other expenses increased to $220,455 for the nine months ended September 30, 2007 compared to $51,782 for the nine months ended September 30, 2006. This was due an increase in interest costs due to higher debt levels and a provision for bad debts.

Net Loss

The net loss was $1,035,716 for the nine months ended September 30, 2007 compared to a loss of $1,247,751 for the nine months ended September 30, 2006. The $212,035 decrease in loss was a result of three factors; namely, the decreased gross profit less the reduction on selling, general and administrative expenses, and the increase in other expense.

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RESULTS OF OPERATIONS
For the Three Months Ended September 30, 2007 vs. September 30, 2006

Net Sales

Net sales for the three months ended September 30, 2007 were $413,255 as compared to $627,930 for the three months ended September 30, 2006, which represents a decrease of $214,675. The decrease is primarily due to a reduction of orders due to increased prices, which were not accepted by customers.

Cost of Goods Sold and Gross Profit

Cost of goods sold for the three months ended September 30, 2007 was $266,309 as compared to $380,245 for the three months ended September 30, 2006, a decrease of $113,936 or 30%. This decrease is due to the decrease in sales. Gross profit for the three months ended September 30, 2007 was $146,946 or 36% as compared to $247,685 or 39% for the three months ended September 30, 2006. This is primarily due to lower sales volume.

Selling, General and Administrative Expenses

These expenses for the three months ended September 30, 2007 were $373,693 as compared to $809,177 for the three months ended September 30, 2006, a decrease of $435,484 or 54%. The decrease was primarily attributable to the reduction in personnel and payroll costs.

Other Income (Expense)

Other expenses were $32,025 for the three months ended September 30, 2007 compared to $39,701 for the three months ended September 30, 2006. This was due an decrease in interest costs net of a provision for bad debts.

Net Loss

The net loss was $258,772 for the three months ended September 30, 2007 compared to a loss of $601,193 for the three months ended September 30, 2006. The $342,421 reduction in loss was a result of three factors; namely, the decreased gross profit less the reduction on selling, general and administrative expenses, and the reduction in interest expense.

Liquidity and Financial Resources

During the quarters ended September 30, 2007, and 2006, net cash used by operating activities was ($480,801) and ($52,307) respectively. The Company incurred net losses in the Quarter of ($258,772) and ($601,193) for the quarters ended September 30, 2007 and 2006, respectively. The Company still would have incurred net operating losses in 2007 and 2006 even if the non-cash stock compensation and financing expense, detailed above did not occur. Additionally, at September 30, 2007, current liabilities exceeded current assets by $3653,847.

These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company anticipates that in order to fulfill its plan of operation including payment of certain past liabilities of the Company, it will need to seek financing from outside sources. The Company is currently pursuing private debt and equity sources. It is the intention of the Company's management to also improve profitability by significantly reducing operating expenses and to increase revenues significantly, through growth and acquisitions.

The Company is actively in discussion with one or more potential acquisition or merger candidates. There is no assurance that the Company will be successful in raising the necessary funds nor there a guarantee that the Company can successfully execute any acquisition or merger transaction with any company or individual or if such transaction is effected, that the Company will be able to operate such company profitably or successfully.

The increases in recurring administrative expenses detailed above in The Results of Operations section are due to the start up of the operations, increases in personnel and professional fees, and a generally higher level of fixed administrative expenses. It is anticipated by the Registrant that General and Administrative costs will remain relatively the same, while Revenues and Gross Profit will increase as a result of the business derived from APPC and Triton. This can be achieved only if the Company can obtain financing from outside sources since additional capital is needed to operate and expand operations from current levels.

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Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Item 3. Controls And Procedures

The registrant's Principal executive financial officer, based on his evaluation of the registrant's disclosure controls and procedures (as defined in Rules 13a-14 (c) of the Securities Exchange Act of 1934) as of September 30, 2007 has concluded that the registrants' disclosure controls and procedures are adequate and effective to ensure that material information relating to the registrants and their consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, particularly during the period in which this quarterly report has been prepared.

The registrant's principal executive/financial officer has concluded that there were no significant changes in the registrant's internal controls or in other factors that could significantly affect these controls subsequent to December 31, 2006 the date of their most recent evaluation of such controls, and that there was no significant deficiencies or material weaknesses in the registrant's internal controls.

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Part II. Other Information

Item 1. Legal Proceedings.

Other than described below, there are no past, pending or, to our knowledge, threatened litigation or administrative action which has or is expected by our management to have a material effect upon our business, financial condition or operations, including any litigation or action involving our officer, director or other key personnel. There have been no changes in the company's accountants or disagreements with its accountants since its inception.

There is a threatened action by the Harris Bank of Chicago, Illinois with respect to a defaulted loan agreement. Harris Bank claims to have a lien on the equipment used by the Registrant in its operations. The Registrant has had contact with Harris Bank and is attempting to resolve the matter. We believe that we have reached a resolution with Harris Bank. The resolution is anticipated to be closed within the second fiscal quarter of 2006. The exact terms have not yet been finalized. It is hoped that discussions the Company is involved in with various funding sources will reach an agreement and conclusion begun within the fourth fiscal quarter so the company may proceed with the transactions.

The Company has paid no rent or compensation of any type to the entities that claim to have legal title to the operating assets of APPC, up until six months ago. Although no lease exists, these entities are claiming that the Company owes a monthly rental amount of approximately $15,000. Based upon settlement discussions with the owner of the real estate the Company has accrued approximately $185,000 for past due rental expense. Since March, we have been paying $10,000 per month at the rate of $2,500 per week. This covers only current rent. Management has taken the position that since there was no contract or agreement to purchase the assets or for the payment of rentals for these assets, therefore nothing is owed. The consolidated operations for the period since APPC was acquired do not contain $185,000 of accrued rent for compensation for use of the facilities. The owner (and former President of the Company and shareholder) of the entity that owns the real estate is claiming a monthly rental amount of $15,000. The Company has been in discussion with the owner of the real estate and has a tentative agreement that is not yet fully agreed upon. The terms under discussion include the purchase of the real estate for approximately $1,900,000 and $185,000 for additional back-rent and other capital debt claimed by the owner.

The Company received a letter, dated February 28, 2005, from the Attorney for Concentric Consumer Marketing, Inc., in connection with certain sums owed by American Petroleum Products Corporation ("APPC"), a wholly owned subsidiary of the Company, in the amount of $13,000 per month for the past four (4) months, for services. There is no way to determine at this time the validity of the claim, or any possible outcome or if the claim is material to the Company, or even if litigation will be commenced against the Company and/or APPC. The Company has reached a settlement with Concentric Consumer Marketing, Inc., which has been paid.

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Clement Finance & Leasing, Inc. has apparently obtained a judgment against the Company in the State of Wisconsin, Circuit Court, Waukesha County, case No. 07CV-630, on or about March 5, 2007, for breach of contract involving the lease of certain Trailers to our subsidiary American Petroleum Group. On April 25, 2007, a Judgment was granted to Clement Finance & Leasing, Inc. in the amount of $14,329.00, plus interest at the rate of 9%. Thereafter, the judgment-creditor commenced an action in New York State Supreme Court, County of Putnam, under the Uniform Enforcement of Foreign Judgment Act. To date, it is unknown if such judgment has been granted and entered in New York State.

Item 2. Changes In Securities

On or about October 20, 2007, to all holders of record on September 1, 2007 of the $0.001 par value common stock (the "Common Stock") of High Velocity Alternative Energy Corp., a Nevada corporation (the "Company"), in connection with the vote by the Board of Directors of the Company and the approval by written consent of the holder(s) of a majority of the Common Stock to effect a reverse stock split whereby all outstanding shares of the Company's $.001 par value common stock was reversed split on a 1-for-50 share basis. This was effective on November 1, 2007.

Item 3. Defaults Upon Senior Securities

The Company is currently in default of its obligations with respect to Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005. Previously, on or about September 26, 2007, The Registrant had entered into Amendment No. 1 to Secured Convertible Debenture, dated September 26, 2007 (the "Amendment"), between the Registrant and Highgate House Funds, Ltd., to a Secured Convertible Debenture dated March 8, 2005 (the "Master Agreement").

Under the terms of the Amendment, the Conversion Price in Section 1.02 of the Master Agreement is amended as follows:

> "The Holder is entitled, at its option, to convert, and sell on the same day, at any time and from time to time, until payment in full of this Debenture, all or any part of the principal amount of the Debenture, plus accrued interest and liquidated damages, into shares (the "*Conversion Shares*") of the Company's common stock, par value $0.001 per share ("*Common Stock*"), at the price per share (the "*Conversion Price*") equal to the lower of (a) $0.85, or (b) eighty percent (80%) of the lowest daily Volume Weighted Average Price ("*VWAP*") of the Common Stock on the Principal Market during the thirty (30) trading days immediately preceding the Conversion Date as quoted by Bloomberg, LP (collectively, the "*Conversion Price*").

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Subsequent to that, on December 14, 2007, the Registrant notified its Transfer Agent that it believed that Highgate House Funds, Ltd. was in breach of its obligations and would no longer honor conversion requests. It is expected that litigation will be commenced by the Company by January 15, 2008. Such litigation might be significant and materially affect the Company.

Item 4. Submission of Matters To A Vote Of Security Holders

On or about April 20, 2007, the Company received written consents in lieu of a meeting of stockholders from holders of a majority of the shares of Common Stock representing in excess of 50.1 % of the total issued and outstanding shares of voting stock of the Company (the "Majority Stockholders") approving the Certificate of Amendment to the Certificate of Incorporation of the Company, pursuant to which the Company's name will change to "**High Velocity Alternative Energy Corp.**" This was effective on September 3, 2007.

See Item 2 with respect to a reverse split of the common stock.

Item 5. Other Information

None

Item 6. Exhibits

a. Exhibits:

3.1 Articles of Incorporation of the Registrant, as amended*

3.2 By-laws of the Registrant, as amended*

31.1 Section 302 Certification of Chief Executive Officer (1)

32.1 Section 906 Certification of Chief Executive Officer (1)

----

* Previously filed as an exhibit to the Company's Form 10-SB filed on September 26, 2001

(1) Filed herewith

Signatures

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2008

High velocity Alternative Energy Corp.

/s/ Michael Margolies

Michael Margolies, President and Chief Executive Officer and Chief Financial Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-QSB

Quarterly Report Pursuant to Section 13 or 15 (D) of the Securities Act of 1934
for the quarterly period ended: June 30, 2007

Commission File number: 000-49950

High Velocity Alternative Energy Corp.

(Exact name of small business issuer as specified in its charter)

Nevada
(State or other jurisdiction of Incorporation or organization)

98-0232018
(IRS Employee Identification No.)

14 Garrison Inn Lane
Garrison, NY 10524
(845) 424-4100
(Address of principal executive offices)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Common Stock, $0.001 par value	2,194,139
(Class)	(Outstanding as of January 9, 2008)

Triton Petroleum Group, Inc.
Form 10-QSB

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Part I: Financial Information

Item 1. Financial Statements

Triton Petroleum Group, Inc.

Consolidated Financial Statements

June 30, 2007

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Triton Petroleum Group, Inc.
Consolidated Financial Statements
Index to the Financial Statements
June 30, 2007

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Triton Petroleum Group, Inc.
Interim Balance Sheet
June 30, 2007
(Unaudited)

Assets	
Current Assets:	
Cash and cash equivalents	$ 3,315
Trade accounts receivable, net of allowance of $77,700 for doubtful accounts	315,629
Prepaid assets	8,287
Advances to others	19,500
Inventory	344,216
Total Current Assets	690,947
Equipment, net of accumulated depreciation of $5,535	533
Other assets	14,700
Total Assets	$ 706,180
Liabilities and Stockholders' Deficiency	
Current Liabilities:	
Trade accounts payable	$ 2,351,755
Accrued interest	312,767
Accrued expenses	411,585
Advances from former president of subsidiary	327,915
Convertible notes payable	550,000
Loans payable to officers/stockholders	353,815
Total Current Liabilities	4,307,837
Stockholders' Deficiency:	
Preferred Stock, 5,000,000 shares authorized; 1,268,365 shares issued and outstanding	1,268
Common stock, $.001, par value; 100,000,000 shares authorized; 60,505,275 shares issued and outstanding	60,505
Additional paid-in capital	19,795,059
Accumulated deficit	(23,458,489)
Total Stockholders' Deficiency	(3,601,657)
Total Liabilities and Stockholders' Deficiency	$ 706,180

The accompanying notes are an integral part of these consolidated financial statements.

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Triton Petroleum Group, Inc.
Interim Statements of Operations

	Three Months Ended June 30,		Six Months Ended June 30,	
	(Unaudited) 2007	(Unaudited) 2006	(Unaudited 2007	(Unaudited) 2006
Net sales	$ 395,772	$ 686,722	$ 889,767	$ 1,373,567
Cost of goods sold	290,741	610,766	695,748	1,092,244
Gross Profit	105,031	75,956	194,019	281,323
Selling General and Administrative Expenses	315,512	394,992	782,573	915,800
Loss Before Other Items	(210,481)	(319,036)	(588,554)	(634,477)
Other Income (Expense):				
Interest expense	(66,625)	(37,064)	(133,430)	(75,253)
Other income	-	63,172	-	63,172
Bad debts	(35,000)	-	(55,000)	-
Total Other Income (Expense)	(101,625)	26,108	(188,430)	(12,081)
Net Loss	$ (312,106)	$ (292,928)	$ (776,984)	$ (646,558)
Loss per share - basic	(0.005)	(0.02)	(.018)	(0.04)
- fully diluted	(.002)	(.02)	(.009)	(.04)

The accompanying notes are an integral part of these consolidated financial statements.

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Triton Petroleum Group, Inc.
Interim Statements of Cash Flows
Six Month Periods Ended June 30, 2007 and 2006

	(Unaudited) June 30, 2007	(Unaudited) June 30, 2006
Net cash flows used in operating activities	$ (246,129)	$ (100,058)
Cash flows from financing activities:		
Repayment of notes payable	-	(57,737)
Proceeds from loans payable	218,425	157,795
Net cash provided by financing activities	218,425	100,058
Decrease in cash and cash equivalents	(27,704)	-
Cash and cash equivalents - beginning of period	31,019	-
Cash and cash equivalents - end of period	$ 3,315	$ -

The accompanying notes are an integral part of these consolidated financial statements.

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Triton Petroleum Group, Inc.
Notes to the Consolidated Financial Statements
For the Six Month Period Ended June 30, 2007
(Unaudited)

BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ended December 31, 2007. The unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-KSB for the year ended December 31, 2006.

GOING CONCERN

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern. The Company has had recurring operating deficits in the past few years and accumulated large deficits. This raises substantial doubt about the Company's ability to continue as a going concern.

The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As reflected in the condensed consolidated financial statements, the Company has incurred recurring net losses from operations, an accumulated deficit, and recurring negative cash flows from operations. Further, at June 30, 2007, current liabilities exceed current assets by approximately $3,617,000 and total liabilities exceed total assets by approximately $3,601,000. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. These factors all raise substantial doubt about the ability of the Company to continue as a going concern.

Management's plan in regard to the going concern issues it to raise additional capital through new debt and equity financing in conjunction with future acquisitions.

SUBSIDIARY

On May 1, 2007 a new corporation was formed known as Petroleum Products Corp which will operate in conjunction with APPC Oil Company.

CONVERTIBLE NOTES PAYABLE

On June 19, 2007 the agreement related to the convertible notes was amended to extend the maturity date of the obligation to December 31, 2008 and to entitle the holder of the note, at its option, to convert all of the outstanding balance of the obligation plus accrued interest and liquidated damages (aggregating approximately $890,000 at June 19, 2007) into shares of the Company's common stock at a price per share equal to the lower of $.85 per share or 80% of the volume weighted average price, as defined, of the Company's common stock for the thirty trading days immediately preceding the conversion date.

(Unaudited)

PREFERRED STOCK

The Company, effective February 21, 2007, authorized the filing of a Certificate of Designation with the Secretary of State of the State of Nevada, establishing a "Series B Cumulative Convertible Preferred Stock" (Series B) of 1,500,000 shares. The Series B preferred stock ranks senior to any other series of Preferred stock, on a parity with any other series of Preferred stock established by the board stating such rank, and prior to any other equity securities of the Company. Each share of Series B shall have voting rights equal to45 shares of common stock. The Series B preferred stockholders are entitled to receive, in the event of liquidation, dissolution or winding up of the affairs of the corporation, whether voluntary or involuntary anamount equal to $1 for each share outstanding plus all accrued but unpaid dividends thereon to the date fixed for liquidation, dissolution or winding up. Each share of Series B preferred stock is convertible, in whole or in part at the option of the holders, into shares of common stock at a conversion rate of 45 shares of common stock for each share of Series B preferred stock (see note regarding stock split below).
On February 21, 2007 the company converted $1,490,585 of debt due to stockholders and officers of the company to 1,490,585 shares of the Series B Preferred Stock.

SUBSEQUENT EVENTS

On August 21, 2007 the Company changed its name to High Velocity Alternative Energy Corp.

On August 31, 2007, the Board of Directors unanimously approved amendments to the Company's Articles of Incorporation to effect a reverse stock split whereby all outstanding shares of the Company's $.001 par value common stock ("Common Stock") will be reverse split on a 1-for-50 share basis.

Currently, the Series B Cumulative Convertible Preferred Stock is convertible into 45 shares of common stock, and contains the right to vote equal to 45 times for each Series B Cumulative Convertible Preferred Stock as compared to the common shares. After the effect of the Reverse Split these shares will be subject to the same reduction in the total amount that can me converted, thus each share of Series B preferred stock will be convertible into shares of common stock at a rate of .9 shares of common stock for each share of Series B preferred stock.

The stock split was effective on November 1, 2007.

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Item 2. Management's Discussion and Analysis and Plan of Operations.

FORWARD LOOKING STATEMENTS

Because we want to provide investors with more meaningful and useful information, this Annual Report on Form 10-KSB ("Form 10-KSB") contains, and incorporates by reference, certain forward-looking statements that reflect our current expectations regarding its future results of operations, performance and achievements. We have tried, wherever possible, to identify these forward-looking statements by using words such as "anticipates," "believes," "estimates," "expects," "designs," "plans," "intends," "looks," "may," and similar expressions. These statements reflect our current beliefs and are based on information currently available to us. Accordingly, these statements are subject to certain risks, uncertainties and contingencies, including the factors set forth herein, which could cause our actual results, performance or achievements for 2006 and beyond to differ materially from those expressed in, or implied by, any of these statements. You should not place undue reliance on any forward-looking statements. Except as otherwise required by federal securities laws, we undertake no obligation to release publicly the results of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

OVERVIEW

History and Organization

High Velocity Alternative Energy Corp. formerly Triton Petroleum Group, Inc., formerly American Petroleum Group, Inc., formerly American Capital Alliance, Inc. until November 1, 2004 and formerly Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the State of Nevada on May 24, 2000, under the name of Prelude Ventures, Inc. Prior to its acquisition of American Petroleum Products Company, formally Alliance Petroleum Products Company, the company had limited business operations and was considered a development stage enterprise. The activities during that period principally had been limited to organizational matters, and examining business and financing opportunities for the company.

Prior Business Matters and Failed Business Acquisitions

On March 9, 2001, we acquired a 20-year mining lease from Steve Sutherland, the owner of 24 unpatented lode-mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. The lease was terminated at some point by prior management.

During the nine months ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal, state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability, due to the time period that has elapsed since the lease was terminated. We have never received any claim or communication with respect to this lease, and at this pointing time, do not expect any communication from any party related thereto. If there was any communication, it would be the position of the Company that any claim would be time barred.

On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy Inc., a Canadian corporation, by the issuance of 273,750 post split common shares, restricted under Rule 144 of the Securities Act of 1933 and at a later date, issue 273,750 post split common shares, restricted under Rule 144 subject to the Company paying not less than $1,000,000 accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business was to provide servicing for the oil and gas industry.

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The Company determined that the transaction mentioned above could not be completed due to the inability to complete a comprehensive due diligence review. The shares of common stock previously transferred in anticipation of the completion of the transaction were returned to the treasury of the Company and canceled.

"TSG" Acquisition

On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, and Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company was to pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition. The contractual amount of the option was never fully paid, however, amounts advanced for the option purchase and associated expenses resulted in an $185,000 charge to operations for the year ended December 31, 2003 and $10,000 for the year ended December 31, 2004. There have been no further dealings, discussions or transactions related to this matter.

Motor Parts Waterhouse, Inc.

The Company on or about October 9, 2003, issued 500,000 post split shares of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company was to issue an additional 500,000 post split shares of common stock to the shareholders of MPW and pay $2,200,000. This MPW option can not be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition and let the option lapse. There have been no further dealings, discussions or transactions occurred related to this matter.

Oilmatic Systems, LLC Transaction

On December 3, 2004, the Registrant entered into a Letter of Intent, dated December 1, 2004, with Oilmatic Systems LLC of East Orange, New Jersey, whereby the Registrant would purchase Oilmatic Systems LLC and/or Oilmatic International, Inc., for shares of common stock of the Registrant.

Oilmatic is a food service distribution company that supplies a closed loop Bulk Cooking Oil Supply and Management System. Its patented state of the art handheld Dipstick® design dispenses and removes cooking oil with the simple push of a button at the deep fryers. The system also consists of separate fresh oil and waste oil tanks. A key switch allows management to control unnecessary oil fills and disposals. This system completely eliminates the practice of employees manually removing hot used oil which significantly reduces slips, falls and burns, as well as the hard labor of unloading and retrieving heavy boxes of oil. Additionally, the system eliminates hazardous grease spills both inside and outside of the store that cause grease fires and grease trap build-ups that pollute our environment. As part of the transaction, Michael Allora, President of Oilmatic was to assume, after the closing of the transaction the position of President and Chief Operating Officer of Triton Petroleum as well as Oilmatic. Effective May 20, 2005, Management of the Registrant no longer felt that the mutual goals of both parties were attainable and therefore the proposed transaction with Oilmatic was cancelled between the parties. There have been no further dealings, discussions or transactions occurred related to this matter.

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Oilmatic Systems, LLC was advanced, interest free, a total of $300,000 by the Company. The Letter of Intent stated that in the event that the proposed transaction did not close, the money advanced was to be considered a loan to Oilmatic, and repaid nine months after being advanced. We have made repeated demands for the repayment of the loan. To date, we have not been able to collect the money due. Management can not make any reasonable determination that the advance will ultimately be collected. And accordingly it has been written off by the Company in the Fiscal year 2006.

American Petroleum Products Company

On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company, now known as American Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 1,250,000 shares of common stock for 100% of the issued and outstanding shares of the common stock for 100% of the issued and outstanding shares of the common stock of American (757,864 common shares). An additional 1,250,000 shares of common stock of the Company was issued to Worldlink International Network, Inc. In addition, under the terms of the Rider, the Company was required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance, as a condition of the transaction. This was a material contingency to the transactions and as a result had to be resolved prior to recognition of a business combination. On June 24, 2004 (effective date July 1, 2004), the Company ("Prelude") now known as High Velocity Alternative Energy Corp., ("AMPE") and Alliance Petroleum Products Company, entered into an Amendment to the original Alliance Agreement, dated October 9, 2003, whereby all previous conditions and contingencies were deemed to have been completed or waived. Therefore, the Company assumed the operations of the subsidiary. However, after a change of management took place in September 2004, the current management refused to recognize the obligation to pay certain amounts arising from other non Company obligations and third party agreements.

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The Company

The operations of Alliance Petroleum Products Corp., which was later amended to be American Petroleum Products Corp. ("APPC") have been consolidated with the results of High Velocity Alternative Energy Corp. since July 1, 2004. High Velocity Alternative Energy Corp. which was formerly known as America Petroleum Group, Inc. (the "Company") is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities.

The company, via its subsidiary (American Petroleum Products Company, or APPC), is in the manufacturing and distribution of petroleum and related products for the automotive industry. Specifically, APPC is in the business of blending, bottling, and distributing private label motor oil, transmission fluid, and related products for the automotive aftermarket. These products are sold, both direct and through distributors, to retail outlets that include oil change shops, automotive aftermarket chains, gas stations, department stores, and convenience stores. Although most products are sold in 12-quart cases, some products are sold in bulk. APPC sells to a wide variety of customers with a low dependence on any one customer (the largest customer makes up less than 10% of sales year-to-date).

In order to make finished motor oil, blenders and bottlers like APPC purchase base oils and blend them with V.I. Improver and/or Additive Packages to create motor oil, which is then sold either Bulk or Bottled. While there are several major companies with huge markets, this is a highly fragmented market, with many smaller players, especially in the private label market. Other major costs include bottles, caps, labels, corrugated, labor, and transportation costs. The U.S. market for aftermarket motor oil is approximately $11.3 billion annually, making APPC a microscopic regional player. Most retail outlets for motor oil carry a major brand and a lesser-known, lower-priced brand. APPC primarily competes with those other, lesser-known brands, which consist of other regional/national motor oil blenders and bottlers.

Given that the product is a commodity, APPC competes largely by managing a competitive cost structure so that it can pass through competitive pricing and by carefully managing customer relationships. By giving our customers fair prices and providing excellent quality and service, APPC has maintained relatively long term relations with its customer base and has had success winning new customers.

Motor oil for late model year automobiles normally utilize the latest formulae established by the American Petroleum Institute and the society of Automotive Engineers. The "standard" for current model year automobiles is referred to as "SM," which recently replaced "SL." Only SM and SL motor oil can currently receive the API "starburst" certification seal, and APPC must annually renew its API license in order to use the "starburst" seal on its labels. Motor oil can also be made without the API starburst and aold as oil with technology prior to SM or SL.

This API-certified oil must include what is referred to as "Group 2 Base Oils" as the foundation for the oil, as well as an additive package that includes the most recently approved chemical blend. APPC, like other motor oil blenders, must purchase Group 2 base oils from select, API-approved suppliers in order to make API-certified premium motor oil. APPC primarily purchases Group 2 base oils from Motiva (Port Arthur, Texas) and from Evergreen Oil (Irvine, California). Shortages of Group 2 base oils have caused price increases in recent months, but APPC has temporarily been able to pass these increases on to the customer.

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On July 1, 2005, TPG acquired the operating assets of Triton Petroleum, LLC ("Triton"). Triton is operated as a division of TPG. On the Payment Date, which shall be the one year anniversary of the effectiveness of the Agreement, that being July 1, 2006, the Registrant shall pay to the Sellers the Purchase Price equal to three and one half (3.5) times the net earnings of the assets and operations formerly owned by Triton. The Purchase Price is to be paid as: (a) twenty-five percent (25%) in cash on the payment date, and (b) with the balance of seventy-five percent (75%), payable over the following two years, in cash and stock, as agreed to by the parties. In addition, current loans to Triton, totaling approximately three hundred thousand dollars ($300,000), due and owing to the members of Triton, shall be paid over the twelve months from the Closing date to the Payment Date. It is anticipated that the total purchase price will be approximately $300,000, plus the net book value of the assets acquired in the amount of $230,625 at the time of payment, July 1, 2006. The assets purchased include the right to the name, Triton Petroleum, all operations and assets, including any leases, or sub-leases. Triton purchased used oil from various consolidators of used petroleum such as gear oil, machine oils, etc. that have never been burnt before. It then transported the un-combusted, but unrefined oils back to its reclamation facility in Detroit, Michigan, for refining. After a very detailed reclamation process, all impurities and contaminants are extrapolated out of the oil, through Triton's centrifuge operation, thus leaving it with a renewable petroleum base oil. This base oil can be blended with new crude and other chemical components and bottled in our Bedford Park, Illinois facility. The operations have been discontinued as unprofitable.

Subsequent Events

During the second quarter of fiscal 2007, the Company commenced operations of a second subsidiary Petroleum Products Company ("PPC"). In the third quarter of fiscal 2007, the Company operated solely with the new PPC subsidiary and did no operations with the APPC subsidiary. All operation are consolidated with the results of the parent company, High Velocity Alternative Energy Corp.

Risks to Consider Regarding our Company

Our independent registered public accounting firms issued reports for the year ended December 31, 2006 and December 31, 2005 that contained a "going concern" explanatory paragraph.

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Our independent registered public accounting firms issued reports on their audit of our financial statements as of and for the years ended December 31, 2006 and 2005. Our notes to the financial statements disclose that The Registrant's cash flows have been absorbed in operating activities and have incurred significant net losses for fiscal 2006 and 2005, and have a working capital deficiency. In the event that funding from internal sources or from public or private financing is insufficient to fund the business at current levels, the Company will have to substantially cut back our level of spending which could substantially curtail our operations. The independent registered public accounting firm's report contains an explanatory paragraph indicating that these factors raise substantial doubt about the Company's ability to continue as a going concern. Our going concern uncertainty may affect our ability to raise additional capital, and may also affect our relationships with suppliers and customers. Investors should carefully read the independent registered public accounting firm's report and examine our financial statements before investing in the Registrant's stock or any other type of investment.

The Company Has Substantial Near-Term Capital Needs; The Company May Be Unable To Obtain Needed Additional Funding

The Company will require funding over the next twelve months to develop the business further. In fact, the Company has minimal capital for operations and the Company has needs for immediate funding. Our capital requirements will depend on many factors including, but not limited to, the timing of further development of our business and the growth of the industry as a whole. If additional funds are raised through the issuance of equity securities, the percentage ownership of our current shareholders will be reduced. Moreover, those equity securities may have rights, preferences, and privileges senior to those of the holders of our common stock. There can be no assurance that additional capital will be available on terms favorable to us or our shareholders.

Our cash requirements may vary substantially depending on our rate of development, research results, competitive and technological advances and other factors. If adequate funds are not available, the Company may be required to curtail operations or to obtain funds by entering into collaboration agreements on unattractive terms. Our inability to raise capital would impair the current and future operations and may cause the Company to cease business operations entirely.

The Company Has Substantial Long-Term Capital Needs; The Company May Be Unable To Obtain Needed Additional Funding

Substantial expenditures will be required to further develop our business model. The level of expenditures required for these activities will depend in part on whether The Company develops and markets our services independently or with other companies through collaborative arrangements. Our future capital requirements will also depend on one or more of the following factors:

- Market acceptance of our products and services;
- The extent and progress of our research and development programs;
- Competing technological and market developments; and
- The costs of commercializing our products and services.

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There can be no assurance that funding will be available on favorable terms to permit successful expansion of the business to allow the Company to exceed the break even point, if at all.

In addition, the Company has no credit facility or other committed sources of capital. The Company may be unable to establish credit arrangements on satisfactory terms, if at all. If capital resources are insufficient to meet our future capital requirements, the Company may have to raise additional funds to continue development of our website. There can be no assurance that such funds will be available on favorable terms, if at all.

To the extent that additional capital is raised through the sale of equity and/or convertible debt securities, the issuance of such securities will likely result in dilution to our shareholders. If adequate funds are not available, the Company may be unable to develop our operations to a sufficient level to generate revenues or become profitable.

We expect to issue additional stock in the future to finance our business plan and the potential dilution caused by the issuance of stock in the future may cause the price of our common stock to drop.

The Company is authorized to issue maximum stock of 100,000,000 common shares. As of September 15, 2007, there were 17,803,500 issued and outstanding shares of Common Stock. The Board of Directors has authority to issue the balance of 82,196,500 shares of our authorized stock without shareholder consent, on terms and conditions set in the discretion of the Board, which may dilute the value of your stock. If and when additional shares are issued, it may cause dilution in the value of shares purchased in this offering and may cause the price of our common stock to drop. These factors could also make it more difficult to raise funds through future offerings of common stock.

Most of our competitors may be able to use their financial strength to dominate the market, which may affect our ability to generate revenues.

Most of our competitors are much larger companies than us and very well capitalized. They could choose to use their greater resources to finance their continued participation and penetration of this market, which may impede our ability to generate sufficient revenue to cover our costs. Their better financial resources could allow them to significantly outspend us on price to our customers, marketing and production. We might not be able to maintain our ability to compete in this circumstance.

The Company Has Never Paid Dividends

The Company has never paid dividends. The Company does not anticipate declaring or paying dividends in the foreseeable future. Our retained earnings, if any, will finance the development and expansion of our business. Our dividends will be at our Board of Directors' discretion and contingent upon our financial condition, earnings, capital requirements and other factors. Future dividends may also be affected by covenants contained in loan or other financing documents The Company may execute. Therefore, there can be no assurance that cash dividends of any kind will ever be paid.

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Reporting Requirements of a Public Company

As a public company, we are required to comply with the reporting obligations of the Exchange Act and may be required to comply with Section 404 of the Sarbanes-Oxley Act for our fiscal year ending December 31, 2007. If we fail to comply with the reporting obligations of the Exchange Act and Section 404 of the Sarbanes-Oxley Act, or if we fail to achieve and maintain adequate internal controls over financial reporting, our business, results of operations and financial condition, and investors' confidence in use, could be materially adversely affected. As a public company, we are required to comply with the periodic reporting obligations of the Exchange Act, including preparing annual reports, quarterly reports and current reports. Our failure to prepare and disclose this information in a timely manner could subject us to penalties under federal securities laws, expose us to lawsuits and restrict our ability to access financing. In addition, we are required under applicable law and regulations to integrate our systems of internal controls over financial reporting. We plan to evaluate our existing internal controls with respect to the standards adopted by the Public Company Accounting oversight Board. During the course of our evaluation, we may identify areas requiring improvement and may be required to design enhanced processes and controls to address issues identified through this review. This could result in significant delays and cost to us and require us to divert substantial resources, including management time, from other activities.

It is more difficult for our shareholders to sell their shares because we are not, and may never be, eligible for NASDAQ or any National Stock Exchange.

We are not presently, nor is it likely that for the foreseeable future we will be, eligible for inclusion in NASDAQ or for listing on any United States national stock exchange. To be eligible to be included in NASDAQ, a company is required to have not less than $4,000,000 in net tangible assets, a public float with a market value of not less than $5,000,000, and a minimum bid price of $4.00 per share. At the present time, we are unable to state when, if ever, we will meet the NASDAQ application standards. Unless we are able to increase our net worth and market valuation substantially, either through the accumulation of surplus out of earned income or successful capital raising financing activities, we will never be able to meet the eligibility requirements of NASDAQ. As a result, it will be more difficult for holders of our common stock to resell their shares to third parties or otherwise, which could have a material adverse effect on the liquidity and market price of our common stock.

We must also obtain additional financing to either purchase our operating assets or obtain working capital for leasing arrangements.

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To meet our need for cash, we are attempting to raise debt and equity financings to complete the acquisitions either described in this document or contemplated in the future and fund the Company's ongoing operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions, we will have to find alternate sources of capital such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash or case operations entirely.

Limited Operating History

We cannot guarantee we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund additional proposed acquisitions and our ongoing operations.

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations and possibly cease operations totally. Equity financing could result in additional dilution to shareholders.

Inflation

The amounts presented in the financial statements do not provide for the effect of inflation on the Company's operations or its financial position. Amounts shown for machinery, equipment and leasehold improvements and for costs and expenses reflect historical cost and do not necessarily represent replacement cost. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Provision for Income Taxes

The Company has determined that it will more likely than not use any tax net operating loss carry forward in the current tax year and has taken and therefore has a valuation amount equal to 100% of any asset.

Employees

As of December 31, 2006, we employed approximately 12 persons. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.

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PLAN OF OPERATIONS

We were a startup, development stage Company prior to the acquisition of American Petroleum Products Company ("APPC") beginning with operations as of July 1, 2004, and did not realize any revenues from our business operations until that time. However at time of acquiring APPC its sales volume was at a point below its break even point and therefore was losing money. Management of the Company feels that APPC is operating at a small percentage of its capacity with its major constraint on increasing volume being that of financing raw materials for manufacturing and some other limited variable manufacturing costs. In addition, it is currently not generating profits of sufficient amount to support the other operations of the parent Company. Accordingly, we must raise money from sources other than the operations of this business. Our only other source of cash at this time is investments by others (primarily from existing shareholders and others) in our Company. We must raise additional cash to complete any future acquisitions and maintain current operations, otherwise the business will fail.

In order to raise capital for operations of the parent Company and to attempt to complete the proposed Oilmatic transaction, the Company entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible debenture for a total amount of $500,000 at 7% interest. The Note is convertible into shares of common stock at a conversion price of $0.85 per share, at the option of the Lender. At the same time the Company entered into with Cornell Capital Partners LP a total Standby Equity Distribution Agreement for up to $10,000,000 equity line (See Item 3, Legal Proceedings).

Liquidity, Capital Resources and Operations

Since the Company's inception, the Company raised funds from officer/stockholder advances, from private sales of its common shares, including approximately $500,000 from the sale of borrowed stock contributed by the Company's promoters. We have repaid this stock borrowing with the issuance of 50,000 shares of common stock (taking in to account a reverse of the common shares of the Company in November 2004). This money was utilized for certain start-up costs and operating capital.

In this regard, the Company's plan of operations for the next 12 months is to pursue profitable business acquisitions, and obtain financing to increase the sales volume of APPC. Product research and development is expected to be minimal during the period. Additionally, the Company does not expect any change in number of employees other than through acquisitions.

Financings

In order to raise capital for operations of the parent Company and to complete the Oilmatic transaction at the time, the Company entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible debenture for a total amount of $500,000 at 7% interest. The Note is convertible into 588,325 shares of common stock at a conversion price of $0.85 per share, at the option of the Lender. At the same time the Company entered into with Cornell Capital Partners LP a total Standby Equity Distribution Agreement for up to $10,000,000 equity line. Pursuant to the Standby Equity Distribution Agreement we are to file a registration statement 180 days after execution.

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On June 19, 2007 the terms of the secured convertible notes were amended to extend the maturity date to December 31, 2008 and to entitle the holder of the note to convert all of the outstanding balance of the obligation plus accrued interest and liquidated damages (aggregating approximately $890,000 at June 19, 2007) into shares of the Company's common stock at a price per share equal to the lower of $.85 per share or 80% of the volume weighted average price, as defined, of the Company's common stock for the thirty trading days immediately preceding the conversion date.

The Company must still obtain additional financing to either purchase our operating assets or obtain working capital for leasing arrangements, and to operate our business.

To meet our need for cash, we are attempting to raise debt and equity financing to complete the acquisitions described in this document and fund the Company's on-going operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions mentioned in this document or any contemplated acquisition, we will have to find alternate sources such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and can not raise it, the Company will either have to suspend operations until we do raise the cash or cease operations entirely.

On July 25, 2005, we conducted a Rule 504, Regulating D offering of $1,000,000 worth of Convertible Debentures of our subsidiary American Petroleum Products Company ("APPC"), to accredited investors in the State of Texas. The Offering was amended in October 10, 2005 to include the State of Pennsylvania. Pursuant to the Offering, APPC issued the convertible debentures, which were convertible into shares of common stock. As part of the Offering, APPC was to be merged into the Registrant. This event did not occur. Upon conversion into shares and merger of APPC into the Registrant, the offering shares are issuable as shares of Triton Petroleum Group, Inc. Pursuant to the amendment to the original offering, the amount of shares to be offered for sale was raised to a total of 3,108,000 shares of common stock.

We are also currently in discussions with several investors to raise the capital via an equity offering, involving the issuance of convertible debentures to be converted upon the effectiveness of a Registration Statement. The funds raised are necessary to complete the transactions with Harris Bank to obtain clear title to the equipment used by the Company, in its APPC operations and to purchase the real property that our plant is situated on from its owner, as well as general business purposes. We anticipate that this financing would close sometime in the second fiscal quarter 2006.

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RESULTS OF OPERATIONS
For the Six Months Ended June 30, 2007 vs. June 30, 2006

Net Sales

Net sales for the six months ended June 30, 2007 were $889,767 as compared to $1,373,567 for the six months ended June 30, 2006, which represents a decrease of $483,800. The decrease is primarily due to a reduction of orders due to increased prices, which were not accepted by customers.

Cost of Goods Sold and Gross Profit

Cost of goods sold for the six months ended June 30, 2007 was $695,740 as compared to $1,092,244 for the six months ended June 30, 2006, a decrease of $396,496 or 36%. This decrease is due to the decrease in sales. Gross profit for the six months ended June 30, 2007 was $194,017 or 22% as compared to $281,323 or 20% for the six months ended June 30, 2006. This is primarily due to the lower sales volume.

Selling, General and Administrative Expenses

These expenses for the six months ended June 30, 2007 were $782,573 as compared to $915,800 for the six months ended June 30, 2006, a decrease of $133,227 or 15%. The decrease was primarily attributable to the reduction in personnel and payroll costs.

Other Income (Expense)

Other expenses increased to $188,430 for the six months ended June 30, 2007 compared to $12,081 for the six months ended June 30, 2006. This was due an increase in interest costs due to higher debt levels, and a provision for bad debts.

Net Loss

The net loss was $776,984 for the six months ended June 30, 2007 compared to a loss of $646,558 for the six months ended June 30, 2006. The $130,426 increase was a result of three factors; namely, the decreased gross profit less the reduction on selling, general and administrative expenses, and the increase in other expense.

RESULTS OF OPERATIONS
For the Three Months Ended June 30, 2007 vs. June 30, 2006

Net Sales

Net sales for the three months ended June 30, 2007 were $395,772 as compared to $686,722 for the three months ended June 30, 2006, which represents a decrease of $290,950. The decrease is primarily due to a reduction of orders due to increased prices, which were not accepted by customers.

Cost of Goods Sold and Gross Profit

Cost of goods sold for the three months ended June 30, 2007 was $290,731 as compared to $610,766 for the three months ended June 30, 2006, a decrease of $320,025 or 52%. This decrease is due to the decrease in sales. Gross profit for the three months ended June 30, 2007 was $105,031 or 26% as compared to $75,956 or 11% for the three months ended June 30, 2006. This is primarily due to the lower sales volume.

Selling, General and Administrative Expenses

These expenses for the three months ended June 30, 2007 were $315,512 as compared to $394,992 for the three months ended June 30, 2006, a decrease of $79,480 or 20%. The decrease was primarily attributable to the reduction in personnel and payroll costs.

Other Income (Expense)

Other expenses increased to $101,625 for the three months ended June 30, 2007 compared to other income of $26,108 for the three months ended June 30, 2006. This was due an increase in interest costs due to higher debt levels, and a provision for bad debts.

Net Loss

The net loss was $312,106 for the three months ended June 30, 2007 compared to a loss of $292,928 for the three months ended June 30, 2006. The $19,178 increase was a result of three factors; namely, the decreased gross profit less the reduction on selling, general and administrative expenses, and the increase in other expense.

Liquidity and Financial Resources

During the quarters ended June 30, 2007, and 2006, net cash used by operating activities was ($246,129) and ($100,058) respectively. The Company incurred net losses for the quarter of ($312,106) and ($291,928) for the quarters ended June 30, 2007 and 2006, respectively. The Company still would have incurred net operating losses in 2007 and 2006 even if the non-cash stock compensation and financing expense, detailed above did not occur. Additionally, at June 30, 2007, current liabilities exceeded current assets by $1,403,883.

These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company anticipates that in order to fulfill its plan of operation including payment of certain past liabilities of the Company, it will need to seek financing from outside sources. The Company is currently pursuing private debt and equity sources. It is the intention of the Company's management to also improve profitability by significantly reducing operating expenses and to increase revenues significantly, through growth and acquisitions.

There is no assurance that the Company will be successful in raising the necessary funds nor there a guarantee that the Company can successfully execute any acquisition or merger transaction with any company or individual or if such transaction is effected, that the Company will be able to operate such company profitably or successfully.

The increases in recurring administrative expenses detailed above in The Results of Operations section are due to the start up of the operations, increases in personnel and professional fees, and a generally higher level of fixed administrative expenses. It is anticipated by the Registrant that General and Administrative costs will remain relatively the same, while

Revenues and Gross Profit will increase as a result of the business derived from APPC and Triton. This can be achieved only if the Company can obtain financing from outside sources since additional capital is needed to operate and expand operations from current levels.

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Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Item 3. Controls And Procedures

The registrant's Principal executive financial officer, based on his evaluation of the registrant's disclosure controls and procedures (as defined in Rules 13a-14 (c) of the Securities Exchange Act of 1934) as of June 30, 2007 has concluded that the registrants' disclosure controls and procedures are adequate and effective to ensure that material information relating to the registrants and their consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, particularly during the period in which this quarterly report has been prepared.

The registrant's principal executive/financial officer has concluded that there were no significant changes in the registrant's internal controls or in other factors that could significantly affect these controls subsequent to December 31, 2006 the date of their most recent evaluation of such controls, and that there was no significant deficiencies or material weaknesses in the registrant's internal controls.

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Part II. Other Information

Item 1. Legal Proceedings.

Other than described below, there are no past, pending or, to our knowledge, threatened litigation or administrative action which has or is expected by our management to have a material effect upon our business, financial condition or operations, including any litigation or action involving our officer, director or other key personnel. There have been no changes in the company's accountants or disagreements with its accountants since its inception.

There is a threatened action by the Harris Bank of Chicago, Illinois with respect to a defaulted loan agreement. Harris Bank claims to have a lien on the equipment used by the Registrant in its operations. The Registrant has had contact with Harris Bank and is attempting to resolve the matter. We believe that we have reached a resolution with Harris Bank. The resolution is anticipated to be closed within the second fiscal quarter of 2006. The exact terms have not yet been finalized. It is hoped that discussions the Company is involved in with various funding sources will reach an agreement and conclusion begun within the fourth fiscal quarter so the company may proceed with the transactions.

The Company has paid no rent or compensation of any type to the entities that claim to have legal title to the operating assets of APPC, up until six months ago. Although no lease exists, these entities are claiming that the Company owes a monthly rental amount of approximately $15,000. Based upon settlement discussions with the owner of the real estate the Company has accrued approximately $185,000 for past due rental expense. Since March, we have been paying $10,000 per month at the rate of $2,500 per week. This covers only current rent. Management has taken the position that since there was no contract or agreement to purchase the assets or for the payment of rentals for these assets, therefore nothing is owed. The consolidated operations for the period since APPC was acquired do not contain $185,000 of accrued rent for compensation for use of the facilities. The owner (and former President of the Company and shareholder) of the entity that owns the real estate is claiming a monthly rental amount of $15,000. The Company has been in discussion with the owner of the real estate and has a tentative agreement that is not yet fully agreed upon. The terms under discussion include the purchase of the real estate for approximately $1,900,000 and $185,000 for additional back-rent and other capital debt claimed by the owner.

The Company received a letter, dated February 28, 2005, from the Attorney for Concentric Consumer Marketing, Inc., in connection with certain sums owed by American Petroleum Products Corporation ("APPC"), a wholly owned subsidiary of the Company, in the amount of $13,000 per month for the past four (4) months, for services. There is no way to determine at this time the validity of the claim, or any possible outcome or if the claim is material to the Company, or even if litigation will be commenced against the Company and/or APPC. The Company has reached a settlement with Concentric Consumer Marketing, Inc., which has been paid.

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Clement Finance & Leasing, Inc. has apparently obtained a judgment against the Company in the State of Wisconsin, Circuit Court, Waukesha County, case No. 07CV-630, on or about March 5, 2007, for breach of contract involving the lease of certain Trailers to our subsidiary American Petroleum Group. On April 25, 2007, a Judgment was granted to Clement Finance & Leasing, Inc. in the amount of $14,329.00, plus interest at the rate of 9%. Thereafter, the judgment-creditor commenced an action in New York State Supreme Court, County of Putnam, under the Uniform Enforcement of Foreign Judgment Act. To date, it is unknown if such judgment has been granted and entered in New York State.

Item 2. Changes In Securities

On or about October 20, 2007, to all holders of record on September 1, 2007 of the $0.001 par value common stock (the "Common Stock") of High Velocity Alternative Energy Corp., a Nevada corporation (the "Company"), in connection with the vote by the Board of Directors of the Company and the approval by written consent of the holder(s) of a majority of the Common Stock to effect a reverse stock split whereby all outstanding shares of the Company's $.001 par value common stock was reversed split on a 1-for-50 share basis. This was effective on November 1, 2007.

Item 3. Defaults Upon Senior Securities

The Company is currently in default of its obligations with respect to Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005. Previously, on or about June 26, 2007, The Registrant had entered into Amendment No. 1 to Secured Convertible Debenture, dated June 26, 2007 (the "Amendment"), between the Registrant and Highgate House Funds, Ltd., to a Secured Convertible Debenture dated March 8, 2005 (the "Master Agreement").

Under the terms of the Amendment, the Conversion Price in Section 1.02 of the Master Agreement is amended as follows:

> "The Holder is entitled, at its option, to convert, and sell on the same day, at any time and from time to time, until payment in full of this Debenture, all or any part of the principal amount of the Debenture, plus accrued interest and liquidated damages, into shares (the "*Conversion Shares*") of the Company's common stock, par value $0.001 per share ("*Common Stock*"), at the price per share (the "*Conversion Price*") equal to the lower of (a) $0.85, or (b) eighty percent (80%) of the lowest daily Volume Weighted Average Price ("*VWAP*") of the Common Stock on the Principal Market during the thirty (30) trading days immediately preceding the Conversion Date as quoted by Bloomberg, LP (collectively, the "*Conversion Price*").

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Subsequent to that, on December 14, 2007, the Registrant notified its Transfer Agent that it believed that Highgate House Funds, Ltd. was in breach of its obligations and would no longer honor conversion requests. It is expected that litigation will be commenced by the Company by January 15, 2008. Such litigation might be significant and materially affect the Company.

Item 4. Submission of Matters To A Vote Of Security Holders

On or about April 20, 2007, the Company received written consents in lieu of a meeting of stockholders from holders of a majority of the shares of Common Stock representing in excess of 50.1 % of the total issued and outstanding shares of voting stock of the Company (the "Majority Stockholders") approving the Certificate of Amendment to the Certificate of Incorporation of the Company, pursuant to which the Company's name will change to "**High Velocity Alternative Energy Corp.**" This was effective on September 3, 2007.

See Item 2 with respect to a reverse split of the common stock.

Item 5. Other Information

None

Item 6. Exhibits

a. Exhibits:
3.1 Articles of Incorporation of the Registrant, as amended*
3.2 By-laws of the Registrant, as amended*
31.1 Section 302 Certification of Chief Executive Officer (1)
32.1 Section 906 Certification of Chief Executive Officer (1)

----

* Previously filed as an exhibit to the Company's Form 10-SB filed on June 26, 2001
(1) Filed herewith

Signatures

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2008

High velocity Alternative Energy Corp.

/s/ Michael Margolies
Michael Margolies, President and Chief Executive Officer and Chief Financial Officer

10QSB 1 form10qsb.htm HIGH VELOCITY ALTERNATIVE ENERGY 10-QSB 3-31-2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-QSB

Quarterly Report Pursuant to Section 13 or 15 (D) of the Securities Act of 1934
for the quarterly period ended: March 31, 2007

Commission File number: 000-49950

High Velocity Alternative Energy Corp.
(Exact name of small business issuer as specified in its charter)

Nevada
(State or other jurisdiction of Incorporation or organization)

98-0232018
(IRS Employee Identification No.)

14 Garrison Inn Lane
Garrison, NY 10524
(845) 424-4100
(Address of principal executive offices)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Common Stock, $0.001 par value (Class)	2,194,139 (Outstanding as of January 9, 2008)

Triton Petroleum Group, Inc.
Form 10-QSB

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Part I: Financial Information

Item 1. Financial Statements

Triton Petroleum Group, Inc.

Condensed Consolidated Financial Statements

March 31, 2007

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Triton Petroleum Group, Inc.
Condensed Consolidated Financial Statements
Index to the Financial Statements
March 31, 2007

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Triton Petroleum Group, Inc.
Condensed Consolidated Balance Sheet
March 31, 2007
(Unaudited)

Assets	
Current Assets:	
Cash and cash equivalents	$ 5,790
Trade accounts receivable, net of allowance of $42,700 for doubtful accounts	258,142
Advances to others	19,500
Prepaid assets	11,537
Inventory	384,166
Total Current Assets	679,135
Equipment, net of accumulated depreciation of $5,535	533
Other Assets	14,700
Total Assets	$ 694,368
Liabilities and Stockholders' Deficiency	
Current Liabilities:	
Book overdraft	$ 20,965
Trade accounts payable	2,283,905
Accrued interest	302,142
Accrued expenses	390,620
Advances from former president of subsidiary	327,915
Convertible notes payable	550,000
Loans payable to officers/stockholders	228,390
Total Current Liabilities	4,103,937
Stockholders' Deficiency:	
Preferred Stock, $.001 par value (series A and B); 6,500,000 shares authorized; 1,495,085 shares issued and outstanding	1,495
Common stock, $0.001 par value; 100,000,000 shares authorized 38,354,000 shares issued and outstanding	35,504
Additional paid-in capital	19,699,818
Accumulated deficit	(23,146,386)
Total Stockholders' Deficiency	(3,409,569)
Total Liabilities and Stockholders' Deficiency	$ 694,368

The accompanying notes are an integral part of these condensed consolidated financial statements.

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Triton Petroleum Group, Inc.
Condensed Consolidated Statements of Operations

	Three Months Ended March 31,	
	(Unaudited) 2007	(Unaudited) 2006
Net sales	$ 493,995	686,845
Cost of goods sold	405,007	481,478
Gross Profit	88,988	205,367
Selling General and Administrative Expenses	467,061	524,615
Loss Before Other Income (Expense)	(378,073)	(319,248)
Other Income (Expense):		
Interest expense	(66,805)	(38,189)
Bad debt expense	(20,000)	-
Total Other Income (Expense)	(86,805)	(38,189)
Net Loss	$ (464,878)	$ (357,437)
Loss per share - basic	(.018)	(0.02)
- fully diluted	(.008)	(.02)

The accompanying notes are an integral part of these condensed consolidated financial statements.

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Triton Petroleum Group, Inc.
Condensed Consolidated Statements of Cash Flows
Three Month Periods Ended March 31, 2007 and 2006

	(Unaudited) March 31, 2007	(Unaudited) March 31, 2006
Net cash flows from operating activities	$ (118,229)	$ 20,832
Cash flows from financing activities:		
Proceeds from loans payable	93,000	-
Repayment of loans payable to officers/stockholders	-	(14,000)
Repayment of notes payable, banks and others	-	(6,832)
Net cash provided (used) by financing activities	93,000	(20,832)
Decrease in cash and cash equivalents	(25,229)	-
Cash and cash equivalents - beginning of period	31,019	-
Cash and cash equivalents - end of period	$ 5,790	$ -

The accompanying notes are an integral part of these condensed consolidated financial statements.

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Triton Petroleum Group, Inc.
Notes to the Condensed Consolidated Financial Statements
For the Three Month Period Ended March 31, 2007
(Unaudited)

BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2007 are not necessarily indicative of the results that may be expected for the year ended December 31, 2007. The unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-KSB for the year ended December 31, 2006.

GOING CONCERN

The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As reflected in the condensed consolidated financial statements, the Company has incurred recurring net losses from operations, an accumulated deficit, andrecurring negative cash flows from operations. Further, at March 31, 2007, current liabilities exceed current assets by approximately $3,425,000 and total liabilities exceed total assets by approximately $3,409,000. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. These factors all raise substantial doubt about the ability of the Company to continue as a going concern.

Management's plan in regard to the going concern issues it to raise additional capital through new debt and equity financing in conjunction with future acquisitions.

PREFERRED STOCK

The Company, effective February 21, 2007, authorized the filingof a Certificate of Designation with the Secretary of State of the State of Nevada, establishing a "Series B Cumulative Convertible Preferred Stock"(Series B) of 1,500,000 shares. The Series B preferred stock ranks senior to any other series of Preferred stock, on a parity with any other series of Preferred stock established by the board stating such rank, and prior to any other equity securities of the Company. Each share of Series B shall have voting rights equal to 45shares of common stock. The Series B preferred stockholders are entitled to receive, in the event of liquidation, dissolution or winding up of the affairs of the corporation, whether voluntary or involuntary an amount equal to $1 for each share outstanding plus all accrued but unpaid dividends thereon to the date fixed for liquidation, dissolution or winding up. Each share of Series B preferred stock is convertible, in whole or in part at the option of the holders, into shares of common stock at a conversion rate of 45 shares of common stock for each share of Series B preferred stock (see note regarding stock split below).

On February 21, 2007 the company converted $1,490,585 of debt due to stockholders and officers of the company to 1,490,585 shares of the Series B Preferred Stock.

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Triton Petroleum Group, Inc.
Notes to the Condensed Consolidated Financial Statements
For the Three Month Period Ended March 31, 2007
(Unaudited)

SUBSEQUENT EVENTS

On August 21, 2007the Company changed its name to High Velocity Alternative Energy Corp.

On June 19, 2007 the agreement related to the convertible notes was amended to extend the maturity date of the obligation to December 31, 2008 and to entitle the holder of the note, at its option, to convert all of the outstanding balance of the obligation plus accrued interest and liquidated damages (aggregating approximately $890,000 at June 19, 2007) into shares of the Company's common stock at a price per share equal to the lower of $.85 per share or 80% of the volume weighted average price, as defined, of the Company's common stock for the thirty trading days immediately preceding the conversion date.

On August 31, 2007, the Board of Directors unanimously approved amendments to the Company's Articles of Incorporation to effect a reverse stock split whereby all outstanding shares of the Company's $.001 par value common stock ("Common Stock") will be reverse split on a 1-for-50 share basis.

Currently, the Series B Cumulative Convertible Preferred Stock is convertible into 45 shares of common stock, and contains the right to vote equal to 45 times for each Series B Cumulative Convertible Preferred Stock as compared to the common shares. After the effect of the Reverse Split these shares will be subject to the same reduction in the total amount that can me converted, thus each share of Series B preferred stock will be convertible into shares of common stock at a rate of .9 shares of common stock for each share of Series B preferred stock.

The stock split was effective on November 1, 2007.

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Item 2. Management's Discussion and Analysis and Plan of Operations.

FORWARD LOOKING STATEMENTS

Because we want to provide investors with more meaningful and useful information, this Annual Report on Form 10-KSB ("Form 10-KSB") contains, and incorporates by reference, certain forward-looking statements that reflect our current expectations regarding its future results of operations, performance and achievements. We have tried, wherever possible, to identify these forward-looking statements by using words such as "anticipates," "believes," "estimates," "expects," "designs," "plans," "intends," "looks," "may," and similar expressions. These statements reflect our current beliefs and are based on information currently available to us. Accordingly, these statements are subject to certain risks, uncertainties and contingencies, including the factors set forth herein, which could cause our actual results, performance or achievements for 2006 and beyond to differ materially from those expressed in, or implied by, any of these statements. You should not place undue reliance on any forward-looking statements. Except as otherwise required by federal securities laws, we undertake no obligation to release publicly the results of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

OVERVIEW

History and Organization

High Velocity Alternative Energy Corp. formerly Triton Petroleum Group, Inc., formerly American Petroleum Group, Inc., formerly American Capital Alliance, Inc. until November 1, 2004 and formerly Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the State of Nevada on May 24, 2000, under the name of Prelude Ventures, Inc. Prior to its acquisition of American Petroleum Products Company, formally Alliance Petroleum Products Company, the company had limited business operations and was considered a development stage enterprise. The activities during that period principally had been limited to organizational matters, and examining business and financing opportunities for the company.

Prior Business Matters and Failed Business Acquisitions

On March 9, 2001, we acquired a 20-year mining lease from Steve Sutherland, the owner of 24 unpatented lode-mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. The lease was terminated at some point by prior management.

During the nine months ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal, state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability, due to the time period that has elapsed since the lease was terminated. We have never received any claim or communication with respect to this lease, and at this pointing time, do not expect any communication from any party related thereto. If there was any communication, it would be the position of the Company that any claim would be time barred.

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On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy Inc., a Canadian corporation, by the issuance of 273,750 post split common shares, restricted under Rule 144 of the Securities Act of 1933 and at a later date, issue 273,750 post split common shares, restricted under Rule 144 subject to the Company paying not less than $1,000,000 accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business was to provide servicing for the oil and gas industry.

The Company determined that the transaction mentioned above could not be completed due to the inability to complete a comprehensive due diligence review. The shares of common stock previously transferred in anticipation of the completion of the transaction were returned to the treasury of the Company and canceled.

"TSG" Acquisition

On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, and Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company was to pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition. The contractual amount of the option was never fully paid, however, amounts advanced for the option purchase and associated expenses resulted in an $185,000 charge to operations for the year ended December 31, 2003 and $10,000 for the year ended December 31, 2004. There have been no further dealings, discussions or transactions related to this matter.

Motor Parts Waterhouse, Inc.

The Company on or about October 9, 2003, issued 500,000 post split shares of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company was to issue an additional 500,000 post split shares of common stock to the shareholders of MPW and pay $2,200,000. This MPW option can not be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition and let the option lapse. There have been no further dealings, discussions or transactions occurred related to this matter.

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Oilmatic Systems, LLC Transaction

On December 3, 2004, the Registrant entered into a Letter of Intent, dated December 1, 2004, with Oilmatic Systems LLC of East Orange, New Jersey, whereby the Registrant would purchase Oilmatic Systems LLC and/or Oilmatic International, Inc., for shares of common stock of the Registrant.

Oilmatic is a food service distribution company that supplies a closed loop Bulk Cooking Oil Supply and Management System. Its patented state of the art handheld Dipstick® design dispenses and removes cooking oil with the simple push of a button at the deep fryers. The system also consists of separate fresh oil and waste oil tanks. A key switch allows management to control unnecessary oil fills and disposals. This system completely eliminates the practice of employees manually removing hot used oil which significantly reduces slips, falls and burns, as well as the hard labor of unloading and retrieving heavy boxes of oil. Additionally, the system eliminates hazardous grease spills both inside and outside of the store that cause grease fires and grease trap build-ups that pollute our environment. As part of the transaction, Michael Allora, President of Oilmatic was to assume, after the closing of the transaction the position of President and Chief Operating Officer of Triton Petroleum as well as Oilmatic. Effective May 20, 2005, Management of the Registrant no longer felt that the mutual goals of both parties were attainable and therefore the proposed transaction with Oilmatic was cancelled between the parties. There have been no further dealings, discussions or transactions occurred related to this matter.

Oilmatic Systems, LLC was advanced, interest free, a total of $300,000 by the Company. The Letter of Intent stated that in the event that the proposed transaction did not close, the money advanced was to be considered a loan to Oilmatic, and repaid nine months after being advanced. We have made repeated demands for the repayment of the loan. To date, we have not been able to collect the money due. Management can not make any reasonable determination that the advance will ultimately be collected. And accordingly it has been written off by the Company in the Fiscal year 2006.

American Petroleum Products Company

On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company, now known as American Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 1,250,000 shares of common stock for 100% of the issued and outstanding shares of the common stock for 100% of the issued and outstanding shares of the common stock of American (757,864 common shares). An additional 1,250,000 shares of common stock of the Company was issued to Worldlink International Network, Inc. In addition, under the terms of the Rider, the Company was required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance, as a condition of the transaction. This was a material contingency to the transactions and as a result had to be resolved prior to recognition of a business combination. On June 24, 2004 (effective date July 1, 2004), the Company ("Prelude") now known as High Velocity Alternative Energy Corp., ("AMPE") and Alliance Petroleum Products Company, entered into an Amendment to the original Alliance Agreement, dated October 9, 2003, whereby all previous conditions and contingencies were deemed to have been completed or waived. Therefore, the Company assumed the operations of the subsidiary. However, after a change of management took place in September 2004, the current management refused to recognize the obligation to pay certain amounts arising from other non Company obligations and third party agreements.

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The Company

The operations of Alliance Petroleum Products Corp., which was later amended to be American Petroleum Products Corp. ("APPC") have been consolidated with the results of High Velocity Alternative Energy Corp. since July 1, 2004. High Velocity Alternative Energy Corp. which was formerly known as America Petroleum Group, Inc. (the "Company") is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities.

The company, via its subsidiary (American Petroleum Products Company, or APPC), is in the manufacturing and distribution of petroleum and related products for the automotive industry. Specifically, APPC is in the business of blending, bottling, and distributing private label motor oil, transmission fluid, and related products for the automotive aftermarket. These products are sold, both direct and through distributors, to retail outlets that include oil change shops, automotive aftermarket chains, gas stations, department stores, and convenience stores. Although most products are sold in 12-quart cases, some products are sold in bulk. APPC sells to a wide variety of customers with a low dependence on any one customer (the largest customer makes up less than 10% of sales year-to-date).

In order to make finished motor oil, blenders and bottlers like APPC purchase base oils and blend them with V.I. Improver and/or Additive Packages to create motor oil, which is then sold either Bulk or Bottled. While there are several major companies with huge markets, this is a highly fragmented market, with many smaller players, especially in the private label market. Other major costs include bottles, caps, labels, corrugated, labor, and transportation costs. The U.S. market for aftermarket motor oil is approximately $11.3 billion annually, making APPC a microscopic regional player. Most retail outlets for motor oil carry a major brand and a lesser-known, lower-priced brand. APPC primarily competes with those other, lesser-known brands, which consist of other regional/national motor oil blenders and bottlers.

Given that the product is a commodity, APPC competes largely by managing a competitive cost structure so that it can pass through competitive pricing and by carefully managing customer relationships. By giving our customers fair prices and providing excellent quality and service, APPC has maintained relatively long term relations with its customer base and has had success winning new customers.

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Motor oil for late model year automobiles normally utilize the latest formulae established by the American Petroleum Institute and the society of Automotive Engineers. The "standard" for current model year automobiles is referred to as "SM," which recently replaced "SL." Only SM and SL motor oil can currently receive the API "starburst" certification seal, and APPC must annually renew its API license in order to use the "starburst" seal on its labels. Motor oil can also be made without the API starburst and aold as oil with technology prior to SM or SL.

This API-certified oil must include what is referred to as "Group 2 Base Oils" as the foundation for the oil, as well as an additive package that includes the most recently approved chemical blend. APPC, like other motor oil blenders, must purchase Group 2 base oils from select, API-approved suppliers in order to make API-certified premium motor oil. APPC primarily purchases Group 2 base oils from Motiva (Port Arthur, Texas) and from Evergreen Oil (Irvine, California). Shortages of Group 2 base oils have caused price increases in recent months, but APPC has temporarily been able to pass these increases on to the customer.

On July 1, 2005, TPG acquired the operating assets of Triton Petroleum, LLC ("Triton"). Triton is operated as a division of TPG. On the Payment Date, which shall be the one year anniversary of the effectiveness of the Agreement, that being July 1, 2006, the Registrant shall pay to the Sellers the Purchase Price equal to three and one half (3.5) times the net earnings of the assets and operations formerly owned by Triton. The Purchase Price is to be paid as: (a) twenty-five percent (25%) in cash on the payment date, and (b) with the balance of seventy-five percent (75%), payable over the following two years, in cash and stock, as agreed to by the parties. In addition, current loans to Triton, totaling approximately three hundred thousand dollars ($300,000), due and owing to the members of Triton, shall be paid over the twelve months from the Closing date to the Payment Date. It is anticipated that the total purchase price will be approximately $300,000, plus the net book value of the assets acquired in the amount of $230,625 at the time of payment, July 1, 2006. The assets purchased include the right to the name, Triton Petroleum, all operations and assets, including any leases, or sub-leases. Triton purchased used oil from various consolidators of used petroleum such as gear oil, machine oils, etc. that have never been burnt before. It then transported the un-combusted, but unrefined oils back to its reclamation facility in Detroit, Michigan, for refining. After a very detailed reclamation process, all impurities and contaminants are extrapolated out of the oil, through Triton's centrifuge operation, thus leaving it with a renewable petroleum base oil. This base oil can be blended with new crude and other chemical components and bottled in our Bedford Park, Illinois facility. The operations have been discontinued as unprofitable.

Subsequent Events

During the second quarter of fiscal 2007, the Company commenced operations of a second subsidiary Petroleum Products Company ("PPC"). In the third quarter of fiscal 2007, the Company operated solely with the new PPC subsidiary and did no operations with the APPC subsidiary. All operation are consolidated with the results of the parent company, High Velocity Alternative Energy Corp.

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Risks to Consider Regarding our Company

Our independent registered public accounting firms issued reports for the year ended December 31, 2006 and December 31, 2005 that contained a "going concern" explanatory paragraph.

Our independent registered public accounting firms issued reports on their audit of our financial statements as of and for the years ended December 31, 2006 and 2005. Our notes to the financial statements disclose that The Registrant's cash flows have been absorbed in operating activities and have incurred significant net losses for fiscal 2006 and 2005, and have a working capital deficiency. In the event that funding from internal sources or from public or private financing is insufficient to fund the business at current levels, the Company will have to substantially cut back our level of spending which could substantially curtail our operations. The independent registered public accounting firm's report contains an explanatory paragraph indicating that these factors raise substantial doubt about the Company's ability to continue as a going concern. Our going concern uncertainty may affect our ability to raise additional capital, and may also affect our relationships with suppliers and customers. Investors should carefully read the independent registered public accounting firm's report and examine our financial statements before investing in the Registrant's stock or any other type of investment.

The Company Has Substantial Near-Term Capital Needs; The Company May Be Unable To Obtain Needed Additional Funding

The Company will require funding over the next twelve months to develop the business further. In fact, the Company has minimal capital for operations and the Company has needs for immediate funding. Our capital requirements will depend on many factors including, but not limited to, the timing of further development of our business and the growth of the industry as a whole. If additional funds are raised through the issuance of equity securities, the percentage ownership of our current shareholders will be reduced. Moreover, those equity securities may have rights, preferences, and privileges senior to those of the holders of our common stock. There can be no assurance that additional capital will be available on terms favorable to us or our shareholders.

Our cash requirements may vary substantially depending on our rate of development, research results, competitive and technological advances and other factors. If adequate funds are not available, the Company may be required to curtail operations or to obtain funds by entering into collaboration agreements on unattractive terms. Our inability to raise capital would impair the current and future operations and may cause the Company to cease business operations entirely.

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The Company Has Substantial Long-Term Capital Needs; The Company May Be Unable To Obtain Needed Additional Funding

Substantial expenditures will be required to further develop our business model. The level of expenditures required for these activities will depend in part on whether The Company develops and markets our services independently or with other companies through collaborative arrangements. Our future capital requirements will also depend on one or more of the following factors:

- Market acceptance of our products and services;
- The extent and progress of our research and development programs;
- Competing technological and market developments; and
- The costs of commercializing our products and services.

There can be no assurance that funding will be available on favorable terms to permit successful expansion of the business to allow the Company to exceed the break even point, if at all.

In addition, the Company has no credit facility or other committed sources of capital. The Company may be unable to establish credit arrangements on satisfactory terms, if at all. If capital resources are insufficient to meet our future capital requirements, the Company may have to raise additional funds to continue development of our website. There can be no assurance that such funds will be available on favorable terms, if at all.

To the extent that additional capital is raised through the sale of equity and/or convertible debt securities, the issuance of such securities will likely result in dilution to our shareholders. If adequate funds are not available, the Company may be unable to develop our operations to a sufficient level to generate revenues or become profitable.

We expect to issue additional stock in the future to finance our business plan and the potential dilution caused by the issuance of stock in the future may cause the price of our common stock to drop.

The Company is authorized to issue maximum stock of 100,000,000 common shares. As of September 15, 2007, there were 17,803,500 issued and outstanding shares of Common Stock. The Board of Directors has authority to issue the balance of 82,196,500 shares of our authorized stock without shareholder consent, on terms and conditions set in the discretion of the Board, which may dilute the value of your stock. If and when additional shares are issued, it may cause dilution in the value of shares purchased in this offering and may cause the price of our common stock to drop. These factors could also make it more difficult to raise funds through future offerings of common stock.

Most of our competitors may be able to use their financial strength to dominate the market, which may affect our ability to generate revenues.

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Most of our competitors are much larger companies than us and very well capitalized. They could choose to use their greater resources to finance their continued participation and penetration of this market, which may impede our ability to generate sufficient revenue to cover our costs. Their better financial resources could allow them to significantly outspend us on price to our customers, marketing and production. We might not be able to maintain our ability to compete in this circumstance.

The Company Has Never Paid Dividends

The Company has never paid dividends. The Company does not anticipate declaring or paying dividends in the foreseeable future. Our retained earnings, if any, will finance the development and expansion of our business. Our dividends will be at our Board of Directors' discretion and contingent upon our financial condition, earnings, capital requirements and other factors. Future dividends may also be affected by covenants contained in loan or other financing documents The Company may execute. Therefore, there can be no assurance that cash dividends of any kind will ever be paid.

Reporting Requirements of a Public Company

As a public company, we are required to comply with the reporting obligations of the Exchange Act and may be required to comply with Section 404 of the Sarbanes-Oxley Act for our fiscal year ending December 31, 2007. If we fail to comply with the reporting obligations of the Exchange Act and Section 404 of the Sarbanes-Oxley Act, or if we fail to achieve and maintain adequate internal controls over financial reporting, our business, results of operations and financial condition, and investors' confidence in use, could be materially adversely affected. As a public company, we are required to comply with the periodic reporting obligations of the Exchange Act, including preparing annual reports, quarterly reports and current reports. Our failure to prepare and disclose this information in a timely manner could subject us to penalties under federal securities laws, expose us to lawsuits and restrict our ability to access financing. In addition, we are required under applicable law and regulations to integrate our systems of internal controls over financial reporting. We plan to evaluate our existing internal controls with respect to the standards adopted by the Public Company Accounting oversight Board. During the course of our evaluation, we may identify areas requiring improvement and may be required to design enhanced processes and controls to address issues identified through this review. This could result in significant delays and cost to us and require us to divert substantial resources, including management time, from other activities.

It is more difficult for our shareholders to sell their shares because we are not, and may never be, eligible for NASDAQ or any National Stock Exchange.

We are not presently, nor is it likely that for the foreseeable future we will be, eligible for inclusion in NASDAQ or for listing on any United States national stock exchange. To be eligible to be included in NASDAQ, a company is required to have not less than $4,000,000 in net tangible assets, a public float with a market value of not less than $5,000,000, and a minimum bid price of $4.00 per share. At the present time, we are unable to state when, if ever, we will meet the NASDAQ application standards. Unless we are able to increase our net worth and market valuation substantially, either through the accumulation of surplus out of earned income or successful capital raising financing activities, we will never be able to meet the eligibility requirements of NASDAQ. As a result, it will be more difficult for holders of our common stock to resell their shares to third parties or otherwise, which could have a material adverse effect on the liquidity and market price of our common stock.

We must also obtain additional financing to either purchase our operating assets or obtain working capital for leasing arrangements.

To meet our need for cash, we are attempting to raise debt and equity financings to complete the acquisitions either described in this document or contemplated in the future and fund the Company's ongoing operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions, we will have to find alternate sources of capital such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash or case operations entirely.

Limited Operating History

We cannot guarantee we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund additional proposed acquisitions and our ongoing operations.

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations and possibly cease operations totally. Equity financing could result in additional dilution to shareholders.

Inflation

The amounts presented in the financial statements do not provide for the effect of inflation on the Company's operations or its financial position. Amounts shown for machinery, equipment and leasehold improvements and for costs and expenses reflect historical cost and do not necessarily represent replacement cost. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

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Provision for Income Taxes

The Company has determined that it will more likely than not use any tax net operating loss carry forward in the current tax year and has taken and therefore has a valuation amount equal to 100% of any asset.

Employees

As of December 31, 2006, we employed approximately 12 persons. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.

PLAN OF OPERATIONS

We were a startup, development stage Company prior to the acquisition of American Petroleum Products Company ("APPC") beginning with operations as of July 1, 2004, and did not realize any revenues from our business operations until that time. However at time of acquiring APPC its sales volume was at a point below its break even point and therefore was losing money. Management of the Company feels that APPC is operating at a small percentage of its capacity with its major constraint on increasing volume being that of financing raw materials for manufacturing and some other limited variable manufacturing costs. In addition, it is currently not generating profits of sufficient amount to support the other operations of the parent Company. Accordingly, we must raise money from sources other than the operations of this business. Our only other source of cash at this time is investments by others (primarily from existing shareholders and others) in our Company. We must raise additional cash to complete any future acquisitions and maintain current operations, otherwise the business will fail.

In order to raise capital for operations of the parent Company and to attempt to complete the proposed Oilmatic transaction, the Company entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible debenture for a total amount of $500,000 at 7% interest. The Note is convertible into shares of common stock at a conversion price of $0.85 per share, at the option of the Lender. At the same time the Company entered into with Cornell Capital Partners LP a total Standby Equity Distribution Agreement for up to $10,000,000 equity line (See Item 3, Legal Proceedings).

Liquidity, Capital Resources and Operations

Since the Company's inception, the Company raised funds from officer/stockholder advances, from private sales of its common shares, including approximately $500,000 from the sale of borrowed stock contributed by the Company's promoters. We have repaid this stock borrowing with the issuance of 50,000 shares of common stock (taking in to account a reverse of the common shares of the Company in November 2004). This money was utilized for certain start-up costs and operating capital.

In this regard, the Company's plan of operations for the next 12 months is to pursue profitable business acquisitions, and obtain financing to increase the sales volume of APPC. Product research and development is expected to be minimal during the period. Additionally, the Company does not expect any change in number of employees other than through acquisitions.

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Financings
In order to raise capital for operations of the parent Company and to complete the Oilmatic transaction at the time, the Company entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible debenture for a total amount of $500,000 at 7% interest. The Note is convertible into 588,325 shares of common stock at a conversion price of $0.85 per share, at the option of the Lender. At the same time the Company entered into with Cornell Capital Partners LP a total Standby Equity Distribution Agreement for up to $10,000,000 equity line. Pursuant to the Standby Equity Distribution Agreement we are to file a registration statement 180 days after execution.

On June 19, 2007 the terms of the secured convertible notes were amended to extend the maturity date to December 31, 2008 and to entitle the holder of the note to convert all of the outstanding balance of the obligation plus accrued interest and liquidated damages (aggregating approximately $890,000 at June 19, 2007) into shares of the Company's common stock at a price per share equal to the lower of $.85 per share or 80% of the volume weighted average price, as defined, of the Company's common stock for the thirty trading days immediately preceding the conversion date.

The Company must still obtain additional financing to either purchase our operating assets or obtain working capital for leasing arrangements, and to operate our business.

To meet our need for cash, we are attempting to raise debt and equity financing to complete the acquisitions described in this document and fund the Company's on-going operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions mentioned in this document or any contemplated acquisition, we will have to find alternate sources such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and can not raise it, the Company will either have to suspend operations until we do raise the cash or cease operations entirely.

On July 25, 2005, we conducted a Rule 504, Regulating D offering of $1,000,000 worth of Convertible Debentures of our subsidiary American Petroleum Products Company ("APPC"), to accredited investors in the State of Texas. The Offering was amended in October 10, 2005 to include the State of Pennsylvania. Pursuant to the Offering, APPC issued the convertible debentures, which were convertible into shares of common stock. As part of the Offering, APPC was to be merged into the Registrant. This event did not occur. Upon conversion into shares and merger of APPC into the Registrant, the offering shares are issuable as shares of Triton Petroleum Group, Inc. Pursuant to the amendment to the original offering, the amount of shares to be offered for sale was raised to a total of 3,108,000 shares of common stock.

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We are also currently in discussions with several investors to raise the capital via an equity offering, involving the issuance of convertible debentures to be converted upon the effectiveness of a Registration Statement. The funds raised are necessary to complete the transactions with Harris Bank to obtain clear title to the equipment used by the Company, in its APPC operations and to purchase the real property that our plant is situated on from its owner, as well as general business purposes. We anticipate that this financing would close sometime in the second fiscal quarter 2006.

RESULTS OF OPERATIONS

For the Quarter Ended March 31, 2007 vs. March 31, 2006

Net Sales

Net sales for the quarter ended March 31, 2007 were $493,995 as compared to $686,845 for the quarter ended March 31, 2006, which represents a decrease of $192,850. The decrease is primarily due to a reduction of orders due to increased prices, which were not accepted by customers.

Cost of Goods Sold and Gross Profit

Cost of goods sold for the quarter ended March 31, 2007 was $405,007 as compared to $481,478 for the quarter ended March 31, 2006, a decrease of $76,471 or 16%. This decrease is due to the decrease in sales. Gross profit for the quarter ended March 31, 2007 was $88,988 or 18% as compared to $205,367 or 30% for the quarter ended March 31, 2006. This is primarily due to the inability to pass thru higher costs to customers.

Selling, General and Administrative Expenses

These expenses for the quarter ended March 31, 2007 were $467,061 as compared to $524,615 for the quarter ended March 31, 2006, a decrease of $57,554 or 11%. The decrease was primarily attributable to the reduction in personnel and payroll costs.

Other Income (Expense)

Other expenses increased to $86,805 for the quarter ended March 31, 2007 compared to $38,189 for the quarter ended March 31, 2006. This was due an increase in interest costs due to higher debt levels, and a provision for bad debts.

Net Loss

The net loss was $464,878 for the quarter ended March 31, 2007 compared to a loss of $357,437 for the quarter ended March 31, 2006. The $107,441 increase was a result of three factors; namely, the decreased gross profit less the reduction on selling, general and administrative expenses, and the increase in other expense.

Liquidity and Financial Resources

During the quarters ended March 31, 2007, and 2006, net cash used by operating activities was ($118,229) and $20,832 respectively. The Company incurred net losses of ($464,878) and $374,633 for the quarters ended March 31, 2007 and 2006, respectively. The Company still would have incurred net operating losses in 2007 and 2006 even if the non-cash stock compensation and financing expense, detailed above did not occur. Additionally, at March 31, 2007, current liabilities exceeded current assets by $1,460,391.

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These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company anticipates that in order to fulfill its plan of operation including payment of certain past liabilities of the Company, it will need to seek financing from outside sources. The Company is currently pursuing private debt and equity sources. It is the intention of the Company's management to also improve profitability by significantly reducing operating expenses and to increase revenues significantly, through growth and acquisitions.

There is no assurance that the Company will be successful in raising the necessary funds nor there a guarantee that the Company can successfully execute any acquisition or merger transaction with any company or individual or if such transaction is effected, that the Company will be able to operate such company profitably or successfully.

The increases in recurring administrative expenses detailed above in The Results of Operations section are due to the start up of the operations, increases in personnel and professional fees, and a generally higher level of fixed administrative expenses. It is anticipated by the Registrant that General and Administrative costs will remain relatively the same, while Revenues and Gross Profit will increase as a result of the business derived from APPC and Triton. This can be achieved only if the Company can obtain financing from outside sources since additional capital is needed to operate and expand operations from current levels.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Item 3. Controls And Procedures

The registrant's Principal executive financial officer, based on his evaluation of the registrant's disclosure controls and procedures (as defined in Rules 13a-14 (c) of the Securities Exchange Act of 1934) as of March 31, 2007 has concluded that the registrants' disclosure controls and procedures are adequate and effective to ensure that material information relating to the registrants and their consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, particularly during the period in which this quarterly report has been prepared.

The registrant's principal executive/financial officer has concluded that there were no significant changes in the registrant's internal controls or in other factors that could significantly affect these controls subsequent to December 31, 2006 the date of their most recent evaluation of such controls, and that there was no significant deficiencies or material weaknesses in the registrant's internal controls.

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Part II. Other Information

Item 1. Legal Proceedings.

Other than described below, there are no past, pending or, to our knowledge, threatened litigation or administrative action which has or is expected by our management to have a material effect upon our business, financial condition or operations, including any litigation or action involving our officer, director or other key personnel. There have been no changes in the company's accountants or disagreements with its accountants since its inception.

There is a threatened action by the Harris Bank of Chicago, Illinois with respect to a defaulted loan agreement. Harris Bank claims to have a lien on the equipment used by the Registrant in its operations. The Registrant has had contact with Harris Bank and is attempting to resolve the matter. We believe that we have reached a resolution with Harris Bank. The resolution is anticipated to be closed within the second fiscal quarter of 2006. The exact terms have not yet been finalized. It is hoped that discussions the Company is involved in with various funding sources will reach an agreement and conclusion begun within the fourth fiscal quarter so the company may proceed with the transactions.

The Company has paid no rent or compensation of any type to the entities that claim to have legal title to the operating assets of APPC, up until six months ago. Although no lease exists, these entities are claiming that the Company owes a monthly rental amount of approximately $15,000. Based upon settlement discussions with the owner of the real estate the Company has accrued approximately $185,000 for past due rental expense. Since March, we have been paying $10,000 per month at the rate of $2,500 per week. This covers only current rent. Management has taken the position that since there was no contract or agreement to purchase the assets or for the payment of rentals for these assets, therefore nothing is owed. The consolidated operations for the period since APPC was acquired do not contain $185,000 of accrued rent for compensation for use of the facilities. The owner (and former President of the Company and shareholder) of the entity that owns the real estate is claiming a monthly rental amount of $15,000. The Company has been in discussion with the owner of the real estate and has a tentative agreement that is not yet fully agreed upon. The terms under discussion include the purchase of the real estate for approximately $1,900,000 and $185,000 for additional back-rent and other capital debt claimed by the owner.

The Company received a letter, dated February 28, 2005, from the Attorney for Concentric Consumer Marketing, Inc., in connection with certain sums owed by American Petroleum Products Corporation ("APPC"), a wholly owned subsidiary of the Company, in the amount of $13,000 per month for the past four (4) months, for services. There is no way to determine at this time the validity of the claim, or any possible outcome or if the claim is material to the Company, or even if litigation will be commenced against the Company and/or APPC. The Company has reached a settlement with Concentric Consumer Marketing, Inc., which has been paid.

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Clement Finance & Leasing, Inc. has apparently obtained a judgment against the Company in the State of Wisconsin, Circuit Court, Waukesha County, case No. 07CV-630, on or about March 5, 2007, for breach of contract involving the lease of certain Trailers to our subsidiary American Petroleum Group. On April 25, 2007, a Judgment was granted to Clement Finance & Leasing, Inc. in the amount of $14,329.00, plus interest at the rate of 9%. Thereafter, the judgment-creditor commenced an action in New York State Supreme Court, County of Putnam, under the Uniform Enforcement of Foreign Judgment Act. To date, it is unknown if such judgment has been granted and entered in New York State.

Item 2. Changes In Securities

On or about October 20, 2007, to all holders of record on September 1, 2007 of the $0.001 par value common stock (the "Common Stock") of High Velocity Alternative Energy Corp., a Nevada corporation (the "Company"), in connection with the vote by the Board of Directors of the Company and the approval by written consent of the holder(s) of a majority of the Common Stock to effect a reverse stock split whereby all outstanding shares of the Company's $.001 par value common stock was reversed split on a 1-for-50 share basis. This was effective on November 1, 2007.

Item 3. Defaults Upon Senior Securities

The Company is currently in default of its obligations with respect to Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005. Previously, on or about June 26, 2007, The Registrant had entered into Amendment No. 1 to Secured Convertible Debenture, dated June 26, 2007 (the "Amendment"), between the Registrant and Highgate House Funds, Ltd., to a Secured Convertible Debenture dated March 8, 2005 (the "Master Agreement").

Under the terms of the Amendment, the Conversion Price in Section 1.02 of the Master Agreement is amended as follows:

> "The Holder is entitled, at its option, to convert, and sell on the same day, at any time and from time to time, until payment in full of this Debenture, all or any part of the principal amount of the Debenture, plus accrued interest and liquidated damages, into shares (the "*Conversion Shares*") of the Company's common stock, par value $0.001 per share ("*Common Stock*"), at the price per share (the "*Conversion Price*") equal to the lower of (a) $0.85, or (b) eighty percent (80%) of the lowest daily Volume Weighted Average Price ("*VWAP*") of the Common Stock on the Principal Market during the thirty (30) trading days immediately preceding the Conversion Date as quoted by Bloomberg, LP (collectively, the "*Conversion Price*").

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Subsequent to that, on December 14, 2007, the Registrant notified its Transfer Agent that it believed that Highgate House Funds, Ltd. was in breach of its obligations and would no longer honor conversion requests. It is expected that litigation will be commenced by the Company by January 15, 2008. Such litigation might be significant and materially affect the Company.

Item 4. Submission of Matters To A Vote Of Security Holders

On or about April 20, 2007, the Company received written consents in lieu of a meeting of stockholders from holders of a majority of the shares of Common Stock representing in excess of 50.1 % of the total issued and outstanding shares of voting stock of the Company (the "Majority Stockholders") approving the Certificate of Amendment to the Certificate of Incorporation of the Company, pursuant to which the Company's name will change to "**High Velocity Alternative Energy Corp.**" This was effective on September 3, 2007.

See Item 2 with respect to a reverse split of the common stock

Item 5. Other Information

None

Item 6. Exhibits

a.	Exhibits:
3.1	Articles of Incorporation of the Registrant, as amended*
3.2	By-laws of the Registrant, as amended*
31.1	Section 302 Certification of Chief Executive Officer (1)
32.1	Section 906 Certification of Chief Executive Officer (1)

* Previously filed as an exhibit to the Company's Form 10-SB filed on June 26, 2001
(1) Filed herewith

Signatures

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2008

High Velocity Alternative Energy Corp.

/s/ Michael Margolies
Michael Margolies, President and Chief Executive Officer and Chief Financial Officer

10KSB 1 form10ksb.htm HIGH VELOCITY ALTERNATIVE ENERGY 10KSB 12-31-2006

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 10-KSB

☒ ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the fiscal year ending December 31, 2006

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the transition period from __________ to __________.

Commission file number: 000-49950

HIGH VELOCITY ALTERNATIVE ENERGY CORP.

(Name of small business issuer in its charter)

Nevada	98-0232018
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

14 Garrison Inn Lane, Garrison, NY 10524
(Address of Principal executive offices) (Zip Code)

Issuer's telephone number: (845) 424-4100

Securities registered under Section 12(b) of the "Exchange Act"
Common Share, Par Value, $.0001
(Title of each Class)

Securities registered under Section 12(g) of the Exchange Act: None

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such a shorter period that the registrant was required to file such report(s), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part II of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

The issuer's revenues for its most recent fiscal year (2006): $2,314,907.

The aggregate market value of the voting and non-voting common equity held by non-affiliates based on the average bid and asked price of such common equity, as of December 13, 2007, was approximately $1,176,260.

The number of shares of Common Stock outstanding, as of November 26, 2007 was: 2,077,360

Transitional Small Business Disclosure Format (check one): Yes ☐ No ☒

1

HIGH VELOCITY ALTERNATIVE ENERGY CORP.
and SUBSIDIARIES
ANNUAL REPORT ON FORM 10-KSB

For Fiscal Year Ended December 31, 2006

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High Velocity Alternative Energy Corp. and Subsidiaries

Part I

Item 1. Description of Business

FORWARD LOOKING STATEMENTS

Because we want to provide investors with more meaningful and useful information, this Annual Report on Form 10-KSB ("Form 10-KSB") contains, and incorporates by reference, certain forward-looking statements that reflect our current expectations regarding its future results of operations, performance and achievements. We have tried, wherever possible, to identify these forward-looking statements by using words such as "anticipates," "believes," "estimates," "expects," "designs," "plans," "intends," "looks," "may," and similar expressions. These statements reflect our current beliefs and are based on information currently available to us. Accordingly, these statements are subject to certain risks, uncertainties and contingencies, including the factors set forth herein, which could cause our actual results, performance or achievements for 2006 and beyond to differ materially from those expressed in, or implied by, any of these statements. You should not place undue reliance on any forward-looking statements. Except as otherwise required by federal securities laws, we undertake no obligation to release publicly the results of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

OVERVIEW

History and Organization

High Velocity Alternative Energy Corp. formerly Triton Petroleum Group, Inc., formerly American Petroleum Group, Inc., formerly American Capital Alliance, Inc. until November 1, 2004 and formerly Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the State of Nevada on May 24, 2000, under the name of Prelude Ventures, Inc. Prior to its acquisition of American Petroleum Products Company, formally Alliance Petroleum Products Company, the company had limited business operations and was considered a development stage enterprise. The activities during that period principally had been limited to organizational matters, and examining business and financing opportunities for the company.

Prior Business Matters and Failed Business Acquisitions

On March 9, 2001, we acquired a 20-year mining lease from Steve Sutherland, the owner of 24 unpatented lode-mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. The lease was terminated at some point by prior management.

During the nine months ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal, state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability, due to the time period that has elapsed since the lease was terminated. We have never received any claim or communication with respect to this lease, and at this point in time, do not expect any communication from any party related thereto. If there was any communication, it would be the position of the Company that any claim would be time barred.

On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy Inc., a Canadian corporation, by the issuance of 273,750 post split common shares, restricted under Rule 144 of the Securities Act of 1933 and at a later date, issue 273,750 post split common shares, restricted under Rule 144 subject to the Company paying not less than $1,000,000 accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business was to provide servicing for the oil and gas industry.

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High Velocity Alternative Energy Corp. and Subsidiaries

The Company determined that the transaction mentioned above could not be completed due to the inability to complete a comprehensive due diligence review. The shares of common stock previously transferred in anticipation of the completion of the transaction were returned to the treasury of the Company and canceled.

"TSG" Acquisition

On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, and Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company was to pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition. The contractual amount of the option was never fully paid, however, amounts advanced for the option purchase and associated expenses resulted in an $185,000 charge to operations for the year ended December 31, 2003 and $10,000 for the year ended December 31, 2004. There have been no further dealings, discussions or transactions related to this matter.

Motor Parts Waterhouse, Inc.

The Company on or about October 9, 2003, issued 500,000 post split shares of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company was to issue an additional 500,000 post split shares of common stock to the shareholders of MPW and pay $2,200,000. This MPW option can not be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition and let the option lapse. There have been no further dealings, discussions or transactions occurred related to this matter.

Oilmatic Systems, LLC Transaction

On December 3, 2004, the Registrant entered into a Letter of Intent, dated December 1, 2004, with Oilmatic Systems LLC of East Orange, New Jersey, whereby the Registrant would purchase Oilmatic Systems LLC and/or Oilmatic International, Inc., for shares of common stock of the Registrant.

Oilmatic is a food service distribution company that supplies a closed loop Bulk Cooking Oil Supply and Management System. Its patented state of the art handheld Dipstick® design dispenses and removes cooking oil with the simple push of a button at the deep fryers. The system also consists of separate fresh oil and waste oil tanks. A key switch allows management to control unnecessary oil fills and disposals. This system completely eliminates the practice of employees manually removing hot used oil which significantly reduces slips, falls and burns, as well as the hard labor of unloading and retrieving heavy boxes of oil. Additionally, the system eliminates hazardous grease spills both inside and outside of the store that cause grease fires and grease trap build-ups that pollute our environment. As part of the transaction, Michael Allora, President of Oilmatic was to assume, after the closing of the transaction the position of President and Chief Operating Officer of Triton Petroleum as well as Oilmatic. Effective May 20, 2005, Management of the Registrant no longer felt that the mutual goals of both parties were attainable and therefore the proposed transaction with Oilmatic was cancelled between the parties. There have been no further dealings, discussions or transactions occurred related to this matter.

Oilmatic Systems, LLC was advanced, interest free, a total of $300,000 by the Company. The Letter of Intent stated that in the event that the proposed transaction did not close, the money advanced was to be considered a loan to Oilmatic, and repaid nine months after being advanced. We have made repeated demands for the repayment of the loan. To date, we have not been able to collect the money due. Management can not make any reasonable determination that the advance will ultimately be collected. Accordingly it has been written off by the Company in the Fiscal year 2006.

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High Velocity Alternative Energy Corp. and Subsidiaries

American Petroleum Products Company

On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company, now known as American Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 1,250,000 shares of common stock for 100% of the issued and outstanding shares of the common stock for 100% of the issued and outstanding shares of the common stock of American (757,864 common shares). An additional 1,250,000 shares of common stock of the Company was issued to Worldlink International Network, Inc. In addition, under the terms of the Rider, the Company was required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance, as a condition of the transaction. This was a material contingency to the transactions and as a result had to be resolved prior to recognition of a business combination. On June 24, 2004 (effective date July 1, 2004), the Company ("Prelude") now known as High Velocity Alternative Energy Corp., ("AMPE") and Alliance Petroleum Products Company, entered into an Amendment to the original Alliance Agreement, dated October 9, 2003, whereby all previous conditions and contingencies were deemed to have been completed or waived. Therefore, the Company assumed the operations of the subsidiary. However, after a change of management took place in September 2004, the current management refused to recognize the obligation to pay certain amounts arising from other non Company obligations and third party agreements.

The Company

The operations of Alliance Petroleum Products Corp., which was later amended to be American Petroleum Products Corp. ("APPC") have been consolidated with the results of High Velocity Alternative Energy Corp. since July 1, 2004. High Velocity Alternative Energy Corp. which was formerly known as America Petroleum Group, Inc. (the "Company") is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities.

The company, via its subsidiary (American Petroleum Products Company, or APPC), is in the manufacturing and distribution of petroleum and related products for the automotive industry. Specifically, APPC is in the business of blending, bottling, and distributing private label motor oil, transmission fluid, and related products for the automotive aftermarket. These products are sold, both direct and through distributors, to retail outlets that include oil change shops, automotive aftermarket chains, gas stations, department stores, and convenience stores. Although most products are sold in 12-quart cases, some products are sold in bulk. APPC sells to a wide variety of customers with a low dependence on any one customer (the largest customer makes up less than 10% of sales year-to-date).

In order to make finished motor oil, blenders and bottlers like APPC purchase base oils and blend them with V.I. Improver and/or Additive Packages to create motor oil, which is then sold either Bulk or Bottled. While there are several major companies with huge markets, this is a highly fragmented market, with many smaller players, especially in the private label market. Other major costs include bottles, caps, labels, corrugated, labor, and transportation costs. The U.S. market for aftermarket motor oil is approximately $11.3 billion annually, making APPC a microscopic regional player. Most retail outlets for motor oil carry a major brand and a lesser-known, lower-priced brand. APPC primarily competes with those other, lesser-known brands, which consist of other regional/national motor oil blenders and bottlers.

Given that the product is a commodity, APPC competes largely by managing a competitive cost structure so that it can pass through competitive pricing and by carefully managing customer relationships. By giving our customers fair prices and providing excellent quality and service, APPC has maintained relatively long term relations with its customer base and has had success winning new customers.

Motor oil for late model year automobiles normally utilize the latest formulae established by the American Petroleum Institute and the society of Automotive Engineers. The "standard" for current model year automobiles is referred to as "SM," which recently replaced "SL." Only SM and SL motor oil can currently receive the API "starburst" certification seal, and APPC must annually renew its API license in order to use the "starburst" seal on its labels. Motor oil can also be made without the API starburst and sold as oil with technology prior to SM or SL.

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High Velocity Alternative Energy Corp. and Subsidiaries

This API-certified oil must include what is referred to as "Group 2 Base Oils" as the foundation for the oil, as well as an additive package that includes the most recently approved chemical blend. APPC, like other motor oil blenders, must purchase Group 2 base oils from select, API-approved suppliers in order to make API-certified premium motor oil. APPC primarily purchases Group 2 base oils from Motiva (Port Arthur, Texas) and from Evergreen Oil (Irvine, California). Shortages of Group 2 base oils have caused price increases in recent months, but APPC has temporarily been able to pass these increases on to the customer.

On July 1, 2005, TPG acquired the operating assets of Triton Petroleum, LLC ("Triton"). Triton is operated as a division of TPG. On the Payment Date, which shall be the one year anniversary of the effectiveness of the Agreement, that being July 1, 2006, the Registrant shall pay to the Sellers the Purchase Price equal to three and one half (3.5) times the net earnings of the assets and operations formerly owned by Triton. The Purchase Price is to be paid as: (a) twenty-five percent (25%) in cash on the payment date, and (b) with the balance of seventy-five percent (75%), payable over the following two years, in cash and stock, as agreed to by the parties. In addition, current loans to Triton, totaling approximately three hundred thousand dollars ($300,000), due and owing to the members of Triton, shall be paid over the twelve months from the Closing date to the Payment Date. It is anticipated that the total purchase price will be approximately $300,000, plus the net book value of the assets acquired in the amount of $230,625 at the time of payment, July 1, 2006. The assets purchased include the right to the name, Triton Petroleum, all operations and assets, including any leases, or sub-leases. Triton purchased used oil from various consolidators of used petroleum such as gear oil, machine oils, etc. that have never been burnt before. It then transported the un-combusted, but unrefined oils back to its reclamation facility in Detroit, Michigan, for refining. After a very detailed reclamation process, all impurities and contaminants are extrapolated out of the oil, through Triton's centrifuge operation, thus leaving it with a renewable petroleum base oil. This base oil can be blended with new crude and other chemical components and bottled in our Bedford Park, Illinois facility. The operations have been discontinued as unprofitable.

Risks to Consider Regarding our Company

Our independent registered public accounting firms issued reports for the year ended December 31, 2006 and December 31, 2005 that contained a "going concern" explanatory paragraph.

Our independent registered public accounting firms issued reports on their audit of our financial statements as of and for the years ended December 31, 2006 and 2005. Our notes to the financial statements disclose that The Registrant's cash flows have been absorbed in operating activities and have incurred significant net losses for fiscal 2006 and 2005, and have a working capital deficiency. In the event that funding from internal sources or from public or private financing is insufficient to fund the business at current levels, the Company will have to substantially cut back our level of spending which could substantially curtail our operations. The independent registered public accounting firm's report contains an explanatory paragraph indicating that these factors raise substantial doubt about the Company's ability to continue as a going concern. Our going concern uncertainty may affect our ability to raise additional capital, and may also affect our relationships with suppliers and customers. Investors should carefully read the independent registered public accounting firm's report and examine our financial statements before investing in the Registrant's stock or any other type of investment.

The Company Has Substantial Near-Term Capital Needs; The Company May Be Unable To Obtain Needed Additional Funding

The Company will require funding over the next twelve months to develop the business further. In fact, the Company has minimal capital for operations and the Company has needs for immediate funding. Our capital requirements will depend on many factors including, but not limited to, the timing of further development of our business and the growth of the industry as a whole. If additional funds are raised through the issuance of equity securities, the percentage ownership of our current shareholders will be reduced. Moreover, those equity securities may have rights, preferences, and privileges senior to those of the holders of our common stock. There can be no assurance that additional capital will be available on terms favorable to us or our shareholders.

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High Velocity Alternative Energy Corp. and Subsidiaries

Our cash requirements may vary substantially depending on our rate of development, research results, competitive and technological advances and other factors. If adequate funds are not available, the Company may be required to curtail operations or to obtain funds by entering into collaboration agreements on unattractive terms. Our inability to raise capital would impair the current and future operations and may cause the Company to cease business operations entirely.

The Company Has Substantial Long-Term Capital Needs; The Company May Be Unable To Obtain Needed Additional Funding

Substantial expenditures will be required to further develop our business model. The level of expenditures required for these activities will depend in part on whether The Company develops and markets our services independently or with other companies through collaborative arrangements. Our future capital requirements will also depend on one or more of the following factors:

- Market acceptance of our products and services;
- The extent and progress of our research and development programs;
- Competing technological and market developments; and
- The costs of commercializing our products and services.

There can be no assurance that funding will be available on favorable terms to permit successful expansion of the business to allow the Company to exceed the break even point, if at all.

In addition, the Company has no credit facility or other committed sources of capital. The Company may be unable to establish credit arrangements on satisfactory terms, if at all. If capital resources are insufficient to meet our future capital requirements, the Company may have to raise additional funds to continue development of our website. There can be no assurance that such funds will be available on favorable terms, if at all.

To the extent that additional capital is raised through the sale of equity and/or convertible debt securities, the issuance of such securities will likely result in dilution to our shareholders. If adequate funds are not available, the Company may be unable to develop our operations to a sufficient level to generate revenues or become profitable.

We expect to issue additional stock in the future to finance our business plan and the potential dilution caused by the issuance of stock in the future may cause the price of our common stock to drop.

The Company is authorized to issue maximum stock of 100,000,000 common shares. As of September 15, 2007, there were 17,803,500 issued and outstanding shares of Common Stock. The Board of Directors has authority to issue the balance of 82,196,500 shares of our authorized stock without shareholder consent, on terms and conditions set in the discretion of the Board, which may dilute the value of your stock. If and when additional shares are issued, it may cause dilution in the value of shares purchased in this offering and may cause the price of our common stock to drop. These factors could also make it more difficult to raise funds through future offerings of common stock.

Most of our competitors may be able to use their financial strength to dominate the market, which may affect our ability to generate revenues.

Most of our competitors are much larger companies than us and very well capitalized. They could choose to use their greater resources to finance their continued participation and penetration of this market, which may impede our ability to generate sufficient revenue to cover our costs. Their better financial resources could allow them to significantly outspend us on price to our customers, marketing and production. We might not be able to maintain our ability to compete in this circumstance.

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High Velocity Alternative Energy Corp. and Subsidiaries

The Company Has Never Paid Dividends

The Company has never paid dividends. The Company does not anticipate declaring or paying dividends in the foreseeable future. Our retained earnings, if any, will finance the development and expansion of our business. Our dividends will be at our Board of Directors' discretion and contingent upon our financial condition, earnings, capital requirements and other factors. Future dividends may also be affected by covenants contained in loan or other financing documents The Company may execute. Therefore, there can be no assurance that cash dividends of any kind will ever be paid.

Reporting Requirements of a Public Company

As a public company, we are required to comply with the reporting obligations of the Exchange Act and may be required to comply with Section 404 of the Sarbanes-Oxley Act for our fiscal year ending December 31, 2007. If we fail to comply with the reporting obligations of the Exchange Act and Section 404 of the Sarbanes-Oxley Act, or if we fail to achieve and maintain adequate internal controls over financial reporting, our business, results of operations and financial condition, and investors' confidence in use, could be materially adversely affected. As a public company, we are required to comply with the periodic reporting obligations of the Exchange Act, including preparing annual reports, quarterly reports and current reports. Our failure to prepare and disclose this information in a timely manner could subject us to penalties under federal securities laws, expose us to lawsuits and restrict our ability to access financing. In addition, we are required under applicable law and regulations to integrate our systems of internal controls over financial reporting. We plan to evaluate our existing internal controls with respect to the standards adopted by the Public Company Accounting oversight Board. During the course of our evaluation, we may identify areas requiring improvement and may be required to design enhanced processes and controls to address issues identified through this review. This could result in significant delays and cost to us and require us to divert substantial resources, including management time, from other activities.

It is more difficult for our shareholders to sell their shares because we are not, and may never be, eligible for NASDAQ or any National Stock Exchange.

We are not presently, nor is it likely that for the foreseeable future we will be, eligible for inclusion in NASDAQ or for listing on any United States national stock exchange. To be eligible to be included in NASDAQ, a company is required to have not less than $4,000,000 in net tangible assets, a public float with a market value of not less than $5,000,000, and a minimum bid price of $4.00 per share. At the present time, we are unable to state when, if ever, we will meet the NASDAQ application standards. Unless we are able to increase our net worth and market valuation substantially, either through the accumulation of surplus out of earned income or successful capital raising financing activities, we will never be able to meet the eligibility requirements of NASDAQ. As a result, it will be more difficult for holders of our common stock to resell their shares to third parties or otherwise, which could have a material adverse effect on the liquidity and market price of our common stock.

We must also obtain additional financing to either purchase our operating assets or obtain working capital for leasing arrangements.

To meet our need for cash, we are attempting to raise debt and equity financings to complete the acquisitions either described in this document or contemplated in the future and fund the Company's ongoing operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions, we will have to find alternate sources of capital such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash or case operations entirely.

Limited Operating History

We cannot guarantee we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund additional proposed acquisitions and our ongoing operations.

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We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations and possibly cease operations totally. Equity financing could result in additional dilution to shareholders.

Inflation

The amounts presented in the financial statements do not provide for the effect of inflation on the Company's operations or its financial position. Amounts shown for machinery, equipment and leasehold improvements and for costs and expenses reflect historical cost and do not necessarily represent replacement cost. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Provision for Income Taxes

The Company has determined that it will more likely than not use any tax net operating loss carry forward in the current tax year and therefore has taken a valuation amount equal to 100% of any asset.

Employees

As of December 31, 2006, we employed approximately 12 persons. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.

Item 2. Description of Property

The Company currently occupies space at 14 Garrison Inn Lane, Garrison, New York 10524. We occupy approximately three offices and reception area totaling approximately 1,000 square feet comprising. Our rent is $1,100 per month. We have no lease and have an oral month-to-month agreement with the leaseholder of the office space, which is the former President of the Company. The space is adequate for the current needs of the Company. If the month-to-month tenancy was to end, we would be able to move our operations without a significant disruption of operations.

The Company's wholly-owned subsidiary, American Petroleum Products, Inc., operates from a manufacturing and distribution facility located at 5841 W. 66th Street, Bedford Park, Illinois. The facility is comprised of approximately 36,000 square feet. The facility is sufficient for the needs of the wholly-owned subsidiary for the foreseeable future. The Company does not have a formal lease and since March, we have been paying $10,000 per month at the rate of $2,500. This covers only current rent.. We are attempting to reach a resolution with the former President and landlord of the property, which might include purchasing the building and in which case the price would cover all back rent due. If we are not able to successfully resolve the dispute, and are forced to vacate the facility, it will have a substantial material effect on the ability to operate the subsidiary. We have reached an agreement with respect to all claims related to the property with the owner, which when executed, will result in the Company purchasing the property.

Item 3. Legal Proceedings

Other than described below, there is no past, pending or, to our knowledge, threatened litigation or administrative action which has or is expected by our management to have a material effect upon our business, financial condition or operations, including any litigation or action involving our officer, director or other key personnel. There have been no changes in the company's accountants or disagreements with its accountants since its inception.

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High Velocity Alternative Energy Corp. and Subsidiaries

There is a threatened action by the Harris Bank of Chicago, Illinois with respect to a defaulted loan agreement. Harris Bank claims to have a lien on the equipment used by the Registrant in its operations. The Registrant has had contact with Harris Bank and is attempting to resolve the matter. We believe that we have reached a resolution with Harris Bank. The resolution is anticipated to be closed within the second fiscal quarter of 2008. The exact terms have not yet been finalized. It is hoped that discussions the Company is involved in with various funding sources will reach an agreement and conclusion begun within the fourth fiscal quarter so the company may proceed with the transactions.

The Company has paid no rent or compensation of any type to the entities that claim to have legal title to the operating assets of APPC, up until six months ago. Although no lease exists, these entities are claiming that the Company owes a monthly rental amount of approximately $15,000. Based upon settlement discussions with the owner of the real estate the Company has accrued approximately $185,000 for past due rental expense. Since March, we have been paying $10,000 per month at the rate of $2,500 per week. This covers only current rent. Management has taken the position that since there was no contract or agreement to purchase the assets or for the payment of rentals for these assets, therefore nothing is owed. The consolidated operations for the period since APPC was acquired does contain $185,000 of accrued rent for compensation for use of the facilities. The owner (and former President of the Company and shareholder) of the entity that owns the real estate is claiming a monthly rental amount of $15,000. The Company has been in discussion with the owner of the real estate and has a tentative agreement that is not yet fully agreed upon. The terms under discussion include the purchase of the real estate for approximately $1,900,000 and $185,000 for additional back-rent and other capital debt claimed by the owner.

The Company received a letter, dated February 28, 2005, from the Attorney for Concentric Consumer Marketing, Inc., in connection with certain sums owed by American Petroleum Products Corporation ("APPC"), a wholly owned subsidiary of the Company, in the amount of $13,000 per month for the past four (4) months, for services. There is no way to determine at this time the validity of the claim, or any possible outcome or if the claim is material to the Company, or even if litigation will be commenced against the Company and/or APPC. The Company has reached a settlement with Concentric Consumer Marketing, Inc., which has been paid.

Clement Finance & Leasing, Inc. has apparently obtained a judgment against the Company in the State of Wisconsin, Circuit Court, Waukesha County, case No. 07CV-630, on or about March 5, 2007, for breach of contract involving the lease of certain Trailers to our subsidiary American Petroleum Group. On April 25, 2007, a Judgment was granted to Clement Finance & Leasing, Inc. in the amount of $14,329.00, plus interest at the rate of 9%. Thereafter, the judgment-creditor commenced an action in New York State Supreme Court, County of Putnam, under the Uniform Enforcement of Foreign Judgment Act. To date, it is unknown if such judgment has been granted and entered in New York State.

Indemnification of Officers and Directors

At present we have not entered into individual indemnity agreements with our Officer or Director. However, our By-Laws and Certificate of Incorporation provide a blanket indemnification that we shall indemnify, to the fullest extent under Nevada law, our directors and officers against certain liabilities incurred with respect to their service in such capabilities. In addition, the Certificate of Incorporation provides that the personal liability of our directors and officers and our stockholders for monetary damages will be limited.

Item 4. Submission of Matters to a Vote of Security Holders

On February 15, 2005, the majority of shares entitled to vote approved certain actions as set forth in the Schedule 14C filed with the SEC on February 24, 2005, consisting of:

1. Electing and appointing the Board of Directors and Officers of High Velocity Alternative Energy Corp.;

2. Ratified the appointment of Brown Smith Wallace LLC as our independent public accountants for the fiscal year ending December 31, 2003 and 2004;

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3. Adoption of a Code of Ethics for the Executive Officers of High Velocity Alternative Energy Corp.; and

4. Approving the purchase of all interest in, all assets and stock of Oilmatic Systems, LLC ("Oilmatic Transaction" or "Transaction").

On May 20, 2005, the Letter of Intent with Oilmatic was terminated by the Company.

On or about June 1, 2006, the Company received written consents in lieu of a meeting of stockholders from holders of a majority of the shares of Common Stock representing in excess of 50.1 % of the total issued and outstanding shares of voting stock of the Company approving the Certificate of Amendment to the Certificate of Incorporation of the Company, pursuant to which the Company's name will change to "**APG Industries Corp.**" This change was never completed by the Registrant however.

On or about April 20, 2007, the Company received written consents in lieu of a meeting of stockholders from holders of a majority of the shares of Common Stock representing in excess of 50.1 % of the total issued and outstanding shares of voting stock of the Company approving the Certificate of Amendment to the Certificate of Incorporation of the Company, pursuant to which the Company's name will change to "**High Velocity Alternative Energy Corp.**"

On October 21, 2005, The Board of Directors (the "Board") by unanimous written consent and a majority of stockholders (the "Majority Stockholders"), owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of October 21, 2005, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of the State of Nevada changed the Company's name to "High Velocity Alternative Energy Corp." or such similar available name, and will not be effective earlier than 20 days after the mailing of this Information Statement. The company was not able to complete the name change due to financial restraints, but expects to do so within the second fiscal quarter.

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High Velocity Alternative Energy Corp. and Subsidiaries

PART II

Item 5. Market for Common Equity and Related Stockholder Matters

General

We are authorized to issue 100,000,000 shares of Common Stock, at a par value $.001 per share. As of November 26, 2007, the latest practicable date, there are 2,077,630 shares of common stock outstanding. The number of record holders of Common Stock as of September 15, 2007 is approximately 50.

Common Stock

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive ratably such dividends when, as and if declared by the Board of Directors out of funds legally available therefore. In the event we have a liquidation, dissolution or winding up, the holders of common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock.

Price Ranges of High Velocity Alternative Energy Corp. Common Stock

Market Information

The Company's Common Stock is traded on the Pink Sheets under the symbol "HVAG". Previously, it traded under the symbol "HVAI" until October 31, 2007. "AMPE" and on the NASD operated Over the Country Bulletin Board until May 31, 2006, after which it was traded on the "Pink Sheets." It was previously traded under the symbol "AMAI" until October 29, 2004, "PLUD" until February 23, 2004, and "PLUV" from September 12, 2002 until December 31, 2002.

There is currently a limited trading market for the company's Common Stock with the price being very volatile. The following chart lists the high and low closing bid prices for shares of the company's Common Stock for each month within the last two fiscal years. These prices are between dealers and do not include retail markups, markdowns or other fee and commissions, and may not represent actual transactions.

Fiscal Year 2005:	High Bid	Low Bid	High Ask	Low Ask
January 2005	0.92	0.65	1.12	0.75
February 2005	1.03	0.65	1.10	0.80
March 2005	1.05	0.60	1.05	0.60
April 2005	0.85	0.40	0.85	0.40
May 2005	0.75	0.35	0.85	0.78
June 2005	0.65	0.25	0.80	0.50
July 2005	0.70	0.51	0.80	0.50
August 2005	0.90	0.35	1.20	0.45
September 2005	0.85	0.468	0.86	0.51
October 2005	0.56	0.31	0.57	0.35
November 2005	0.42	0.16	0.45	0.17
December 2005	0.20	0.12	0.21	0.125

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Fiscal Year 2006:	High Bid	Low Bid	High Ask	Low Ask
January 2006	0.19	0.11	0.20	0.115
February 2006	0.135	0.11	0.14	0.12
March 2006	0.17	0.11	0.18	0.12
April 2006	0.17	0.101	0.185	0.13
May 2006	0.13	0.08	0.20	0.095
June 2006	0.10	0.07	0.15	0.095
July 2006	0.07	0.04	0.10	0.05
August 2006	0.23	0.03	0.25	0.05
September 2006	0.24	0.041	0.26	0.055
October 2006	0.11	0.04	0.13	0.06
November 2006	0.055	0.035	0.07	0.05
December 2006	0.045	0.04	0.05	0.045

Fiscal Year 2007:	High Bid	Low Bid	High Ask	Low Ask
January 2007	0.043	0.035	0.045	0.045
February 2007	0.056	0.025	0.06	0.03
March 2007	0.061	0.0095	0.064	0.01
April 2007	0.028	0.0075	0.03	0.008
May 2007	0.015	0.0016	0.02	0.0018
June 2007	0.0042	0.002	0.0047	0.0025
July 2007	0.005	0.003	0.006	0.0034
August 2007	0.0035	0.0016	0.0044	0.0025
September 2007	0.011	0.002	0.015	0.003
October 2007	0.006	0.0031	0.009	0.04
November 2007 (1)	0.20	0.10	2.50	0.20

(1) Taking into account of the effectiveness of a 50 to 1 reverse split, effective October 31, 2007

Liquidation

In the event of a liquidation of the Company, all stockholders are entitled to a pro rata distribution after payment of any claims.

Dividend Policy

The Company has never declared or paid cash dividends on its common stock and anticipates that all future earnings will be retained for development of its business. The payment of any future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, future earnings, capital requirements, the financial condition of the Company and general business conditions.

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High Velocity Alternative Energy Corp. and Subsidiaries

Stock Transfer Agent

Our transfer agent and registrar of the Common Stock is Manhattan Transfer Registrar Co., 57 Westwood Road, Miller Place, NY 11764; 631-928-7655; 631-928-6171 (Fax).

Recent Sales of Unregistered Securities

The information concerning the recent sales of unregistered securities required by Item 5 is incorporated by reference to the information set forth in Item 12 "Certain Relationships and Related Transactions" set forth hereafter.

Item 6. Management's Discussion and Analysis or Plan of Operation

Forward-Looking Information

Certain statements in this document are forward-looking in nature and relate to trends and events that may affect the Company's future financial position and operating results. The words "expect" "anticipate" and similar words or expressions are to identify forward-looking statements. These statements speak only as of the date of the document; those statements are based on current expectations, are inherently uncertain and should be viewed with caution. Actual results may differ materially from the forward-looking statements as a result of many factors, including changes in economic conditions and other unanticipated events and conditions. It is not possible to foresee or to identify all such factors. The Company makes no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date of this document that may affect the accuracy of any forward-looking statement.

Plan of Operations

We were a startup, development stage Company prior to the acquisition of American Petroleum Products Company ("APPC") beginning with operations as of July 1, 2004, and did not realize any revenues from our business operations until that time. However, at the time of acquiring APPC, its sales volume was at a point below its break even point and therefore was losing money. Management of the company feels that APPC is operating at a small percentage of its capacity with its major constraint on increasing volume being that of financing raw materials for manufacturing and some other limited variable manufacturing costs. In addition, it is currently not generating profits of sufficient amount to support the other operations of the parent Company. Accordingly, we must raise money from sources other than the operations of this business. Our only other source of cash at this time is investments by others (primarily from existing shareholders and others) in our Company. We must raise additional cash to complete any future acquisitions and maintain current operations, otherwise the business will fail.

Liquidity, Capital Resources and Operations

Since the Company's inception, the Company raised funds from officer/stockholder advances, from private sales of its common shares, including approximately $500,000 from the sale of borrowed stock contributed by the Company's promoters. We have repaid this stock borrowing with the issuance of 50,000 shares of common stock (taking in to account a reverse of the common shares of the Company in November 2004). This money was utilized for certain start-up costs and operating capital.

Subsequently, effective February 21, 2007, the Company converted approximately 1,500,000 worth of debt due to certain shareholders into an equal number of Series B Cumulative Preferred Shares (See Item 12; Certain Relationships and Related Transactions Issuance of Stock).

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High Velocity Alternative Energy Corp. and Subsidiaries

In this regard, the Company's plan of operations for the next 12 months is to continue to attempt to makes its operations profitable through expanding its sales and potential acquisitions. Product research and development is expected to be minimal during the period. Additionally, the company does not expect any change in number of employees other than through acquisitions, if any.

Financings

To meet our need for cash, we are attempting to raise debt and equity financing to complete the acquisitions described in this document and fund the company's ongoing operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions mentioned in this document or any contemplated acquisition, we will have to find alternate sources such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and cannot raise it, the company will either have to suspend operations until we do raise the cash or cease operations entirely.

On July 25, 2005, we conducted a Rule 504, Regulating D offering of $1,000,000 worth of convertible Debentures of our subsidiary American Petroleum Products Company ("APPC"), to accredited investors in the State of Texas. The Offering was amended on October 10, 2005 to include the State of Pennsylvania. Pursuant to the Offering, APPC issued the convertible debentures, which were convertible into shares of common stock. As part of the Offering, APPC was to be merged into the Registrant. This event did no occur. Upon conversion into shares and merger of APPC into the Registrant, the offering shares are issuable as shares of High Velocity Alternative Energy Corp. Pursuant to the amendment to the original offering, the amount of shares to be offered for sale was raised to a total of 3,108,000 shares of common stock.

RESULTS OF OPERATIONS:

For the Years Ending December 31, 2006 vs. December 31, 2005

Net sales

Net sales in 2006 were $2,314,907 as compared to $1,965,330 in 2005, which represents an increase of $349,577. Product volume delivered is similar and most of the increase is attributable to higher oil prices in 2006.

Cost of Goods Sold and Gross Profit

Cost of goods sold for 2006 was $1,697,606 compared to $1,440,110 in 2005, an increase of $257,496 or 18%. This increase is due to the increase in sales. Gross profit for 2006, was $617,301 or 27% as compared to $525,220 or 27% in 2005. The consistent gross profit percentage is the result of increasing sales prices in proportion to higher costs.

Selling, General and Administrative Expenses

These expenses for 2006 were $2,429,139 as compared to $7,774,559 in 2005, a decrease of $5,345,420 or 69%. The decrease was attributable to three contributing factors, a decrease in non-cash compensation to $277,500 in 2006 from $5,122,500 in 2005, a decrease in payroll and related expense from to $785,967 in 2006 from $1,122,181 in 2005, and a savings of $164,206 related to a reduction in rents and office related expenses.

Other Income (Expense)

Other expenses increased to $436,361 in 2006 compared to income of $355,039 in 2005. This was principally due to a forgiveness of debt in 2005 of $492,500, which did not occur in 2006, and the write off of $300,000 due to an advance in connection with an abandoned acquisition in 2006.

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Net Loss from Continuing Operations

The net loss was $2,248,199 in 2006 compared to a loss of $6,894,300 in 2005.The $4,646,101 decrease was a result of three factors namely, the increased gross profit, the significant reduction on selling, general and administrative expenses, and the increase in other expense.

Discontinued Operations

During 2006, the operations of Triton Petroleum, LLC were discontinued and accordingly it's operations are reflected as discontinued for all periods presented. In 2005, impairment of goodwill related to this operation was recorded.

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High Velocity Alternative Energy Corp. and Subsidiaries

Liquidity and Financial Resources

During the years ended December 31, 2006 and 2005, net cash provided by (used in) operating activities was $108,186 and $(1,716,783). The Company incurred net losses of $(2,501,680) and $(7,342,210) for the years ended December 31, 2006 and 2005, respectively. The Company still would have incurred net operating losses in 2006 and 2005 even if the non-cash stock compensation, financing expense and goodwill impairment expenses, detailed above did not occur. Additionally at December 31, 2006 and December 31, 2005, current liabilities exceeded current assets by $4,645,509 and $2,580,611, respectively.

These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company anticipates that in order to fulfill its plan of operation including payment of certain past liabilities of the Company, it will need to seek financing from outside sources. The Company is currently pursuing private debt and equity sources. It is the intention of the Company's management to also improve profitability by significantly reducing operating expenses and to increase revenues significantly, through growth and acquisitions.

The Company is actively in discussion with on or more potential acquisition or merger candidates. There is no assurance that the Company will be successful in raising the necessary funds nor there a guarantee that the Company can successfully execute any acquisition or merger transaction with any company or individual or if such transaction is effected, that the Company will be able to operate such company profitably or successfully.

The increases in recurring administrative expenses detailed above in The Results of Operations section are due to the start up of the operations, increases in personnel and professional fees, and a generally higher level of fixed administrative expenses. It is anticipated by the Registrant that General and Administrative costs will remain relatively the same, while Revenues and Gross Profit will increase as a result of the business derived from APPC and Triton. This can be achieved only if the Company can obtain financing from outside sources since additional capital is needed to operate and expand operations from current levels.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

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High Velocity Alternative Energy Corp. and Subsidiaries

Item 7. Financial Statements

Index to Financial Statements

CONTENTS

See pages 27 through 41

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High Velocity Alternative Energy Corp. and Subsidiaries

Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

Brown Smith Wallace LLC. ("BSW") served as the Company's independent registered public accounting firm for the fiscal years ended December 31, 2005 and 2004. On October 23, 2006, the Company dismissed BSW as the Company's independent registered public accounting firm and on November 9, 2006 engaged Paritz & Company, P.A. ("Paritz") as its new independent registered public accounting firm. As described below, the change in independent public accounting firms was not the result of any disagreement with BSW.

The reports of BSW on the financial statements for the Company's two most recent fiscal years ended December 31, 2005 and December 31, 2004, did not contain an adverse opinion or disclaimer of opinion, or modified as to audit scope, or accounting principles, however the auditors qualified their report as to the uncertainty that the Company would continue as a going concern. In connection with its audits for the years ended December 31, 2005 and December 31, 2004 and in the subsequent interim period through October 23, 2006 there were (1) no disagreements with BSW on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BSW, would have caused them to make reference thereto in connection with its reports on the financial statements for such years or (2) reportable events.

On November 9, 2006, the Board of Directors engaged Paritz as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2006, and to perform procedures related to the financial statements to be included in the Company's quarterly report on Form 10-QSB, beginning with, and including, the quarter ending March 31, 2007. The Company had not consulted with Paritz during its two most recent fiscal years ended December 31, 2005 and December 31, 2004, or during any subsequent interim period prior to its appointment as the Company's auditor regarding (i) the application of accounting principles to a specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Company's consolidated financial statements, and neither a written report was provided to the Company nor oral advice was provided that Paritz concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (within the meaning of Item 304(a)(1)(v) of Regulation S-K).

Item 8a. Controls and Procedures

Within the ninety-day period preceding the filing of this report, our management evaluated the effectiveness of the design and operation of its disclosure controls and procedures (the "Disclosure Controls") as of the end of the period covered by this Form 10-KSB and (ii) any changes in internal controls over financial reporting that occurred during the last quarter of our fiscal year. This evaluation ("Controls Evaluation") was done under the supervision and with the participation of management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), who became CFO in September 2004, and the Controller, who became CFO in March 2005.

Limitations on the Effectiveness of Controls

A control system, no matter how well conceived and operated, can provide only reasonable, no absolute, assurance that the objectives of the control systems are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Because of the inherent limitation in a cost effective control system, misstatements due to error or fraud may occur and not be detected. We will conduct periodic evaluations of our internal controls to enhance, where necessary, our procedures and controls.

Conclusions

Based upon the Controls Evaluation, the CEO and CFO have concluded that the Disclosure Controls are effective in reaching a reasonable level of assurance that management is timely alerted to material information relating to the Company during the period when its periodic reports are being prepared. In accord with the U.S. Securities and Exchange Commission's requirements, the CEO and CFO conducted an evaluation of the Company's internal control over financial reporting (the

"Internal Controls") to determine whether there have been any changes in Internal Controls that occurred during the quarter which have materially affected or which are reasonably likely to materially affect Internal controls. Based on this evaluation, there have been no such changes in Internal Controls during the last quarter of the period covered by this report.

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High Velocity Alternative Energy Corp. and Subsidiaries

Part III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act.

The following were elected to the Board of Directors, effective November 26, 2007:

Ron Shapss	58	Chairman of the Board
Michael Margolies	78	CEO, President and Director
StanleyChason	78	Director, Vice-President of Business Development
Elliot Cole, Esq.	71	Director
James W. Zimbler	42	Director

Ron Shapss, 58, Chairman of the Board

Mr. Shapss is the founder of Ronald Shapss Corporate Services, Inc., ("SCS") a company engaged in consolidating fragmented industries since 1992. RSCS was instrumental in facilitating the roll-up of several companies into such entities as U.S. Delivery, Inc., Consolidated Delivery & Logistics, Inc. Mr. Shapss was also the founder of Coach USA, Inc. A 1970 graduate of Brooklyn Law School, Mr. Shapss is a member of the New York bar.

Michael Margolies, 78, CEO, President and Director

Michael Margolies became Vice Chairman and Secretary of Headliners in January 2002, after having served on the Board of Directors for the prior three years. Mr. Margolies resigned from his position as Vice Chairman in March 2005. From 1998 until December 2005, Mr. Margolies was employed as Chief Executive Officer of Global Concepts, Ltd., a conglomerate primarily involved in providing transportation services in the United States and Europe.

StanleyChason, 78, Director, Vice-President of Business Development

Mr. Chason retired from Gelco Corporation, a New York Stock Exchange Company, whom he joined in 1968. He was a member of the Board of Directors, Executive Vice President of the Corporation and Chairman and Chief Executive Officer of the Fleet and ManagementServices Division. Mr. Chasonwas the Chairman of the American Automobile Leasing Association at the time of his retirement. Mr. Chasonwas deeply involved both in the growth of the company (present revenue in the billions) and in taking the company public in 1969. Mr. Chasonhas served on various Boards over the past 15 years. He is a graduate of New York University, and a veteran of the U.S. Navy. He was previously a member of the Board of Directors of the Company from August 1, 2006 until March 19, 2007.

Elliot Cole, Esq., 71, Director

Elliot Cole has practiced corporate law for 40-plus years, more than 30 of which he has been a partner at Patton Boggs LLP. He has been a Director of Human Trans Services Holding Corp (OTC BB "HTSC") since May 2004. His expertise is rooted in the representation of early-stage companies. As a counselor of startups through mezzanine and later-stage financing, Mr. Cole assists with bringing companies in a wide range of businesses along to maturity. His broad-based contacts with financiers and investors have provided capital and have served on the boards of several business, community and social organizations. He has been a trustee of Boston University, his alma mater, for over 20 years, having served on its Investment Committee and Community Technology Fund.

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High Velocity Alternative Energy Corp. and Subsidiaries

James W. Zimbler, 42, Director

James W. Zimbler, has been a principal of Alpha Corporate Advisors, LLC, since its inception in May 2002. Alpha is involved as a consultant in the mergers and acquisitions of public companies and consultingfor private companies that wish to access the public markets. Prior to becoming a founding member of Alpha, he was involved in consulting for capitalraising, re-capitalization and mergers and acquisitions for various clients. Mr. Zimbleris one of the initial shareholders in Accountabilities, Inc., f/k/a Human Trans Services Holding Corp (*"ACBT"*). Mr. Zimblerhas recently focused his energies inthe field of turnarounds of smallemerging private and public companies. He has served on the Board of Directors and/or Officer of several companies since 2000, including, Triton Petroleum Group, Inc., Universal Media, Inc., and Genio Holdings, Inc.

Item 10. Executive Compensation

For the fiscal year ended December 31, 2006, no Officer/Director has been compensated with salaries or other form of remuneration except as set forth below:

	2006					
Name	Capacities in Which Remuneration was Received	Period Ended		Cash Payment		Aggregate Restricted Share Remuneration
Ronald Shapss (1)	Chairman of the Board	December 31, 2006	$	-0-	$	(2)
James W. Zimbler	Interim President	December 31, 2006	$	-0-	$	(2)
Richard Carter	Vice-President	December 31, 2006	$	-0-	$	(2)
George L. Riggs, III (3)	Chief Financial Officer	December 31, 2006	$	-0-	$	-0-
Michael S. Krome, Esq. (4)	General Counsel	December 31, 2006	$	-0-	$	(2)
James J. Carroll (5)	Chief Financial Officer	December 31, 2006	$	-0-	$	(2)
George Campbell (6)	President	December 31, 2006	$	-0-	$	(2)
Elliot Cole	Director	December 31, 2006	$	-0-	$	(2)

(1) Mr. Shapss was elected Chairman of the board on February 15, 2005

(2) Based upon shares of restricted common stock of the Company, discounted

(3) Mr. Riggs resigned as CFO on March 17, 2005

(4) Mr. Krome resigned from the Board of Directors on August 1, 2006

(5) Mr. Carroll was elected Chief Financial Officer on March 17, 2005, and resigned in January 2007.

(6) Mr. Campbell was elected President on August 1, 2005, and resigned on May 5, 2006.

Director Compensation

Our directors receive no compensation for their services as director, at this time, other than what has already been paid by the issuance of shares of common stock.

Director and Officer Insurance

The Company does not have directors and officers ("D & O") liability insurance at this time.

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High Velocity Alternative Energy Corp. and Subsidiaries

Item 11. Security Ownership of Certain Beneficial Owners and Management

The table below sets forth information with respect to the beneficial ownership of the Company's Common Stock by (i) each person who is known to the Company to be the beneficial owner of more than five percent (5%) of the Company's common stock, (ii) all directors and nominees, (iii) each executive officer, and (iv) all directors and executive officers as a group.

Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares. The Company does not believe that any other stockholders act as a "group", as that term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. As of November 26, 2007, the Company had issued and outstanding 2,077,630 shares of Common Stock.

	No. of Common	% ownership	No. of Series B Preferred (1)	% Ownership (2)
Ronald Shapss (3)	210,000	10.1	250,000	10.8
Elliot Cole (3)	44,500	*	--	
James W. Zimbler (3) (4)	448,160	21.5	18,000	*
Stanley Chason (3)	98,440	--		
Keystone Capital Resources, LLC (4) 1328 Zion Road Bellefonte, PA 16823	30,000	*	167,585	7.2
Malibu Management Company	--	-	16,000	*
Alliance Financial Networks Inc. (5) 2291 Arapahoe Boulder, CO 80302	12,000	*	184,000	7.9
William Boussung (5) 10300 West Charleston #13-378 Las Vegas, NV 89135	10,000	*	--	
The Margolies Family Trust	100,000	4.8	--	4.3
Michael Margolies	--		100,000	6.5
Richard Carter	--		150,000	
Michael Cahr	--		100,000	
Michael S. Krome 8 Teak Court Lake Grove, NY 11755	213,013	10.2	--	
Officers and Directors as a Group (5 persons) (3)	901,100	43.3	451,585(6)	19.5

(1) Each one share of the Series B Cumulative Convertible Preferred Share ("Preferred Shares") is convertible at the option of the holder into 45 shares of common stock of the company, and then divided by 50 to take into effect the reverse split of October 31, 2007.

(2) Assuming conversion of all Series B Preferred shares at a ration of 1 Series B Preferred share to 45 common shares and then taking in to account the reverse split of 50 to 1 effective October 31, 2007.

(3) Officer/Director of the Company

(4) Keystone Capital Resources, LLC is controlled by James W. Zimbler, a Director. When the holdings of Mr. Zimbler and Keystone Capital Resources, LLC are combined, the total of 2,658,000 common shares equals 5.6%, including the preferred shares, the total is 24.7%

(5) Alliance Financial Networks, Inc. is controlled by William Boussung. Combined, the total number of common shares and preferred shares, is 22,000, equaling 0.01%. Of common stock, plus the conversion of the Preferred Shares would equal approximately 8%.

(6) The 451,585 of Series B Cumulative Convertible Preferred shares converts into 406,427 shares of common stock (451,585 X 45 = 20,321,325, divided by 50 = 406,427 shares of common stock. If this amount is added to the number of issued and outstanding as of November 26, 2007, it would result in 16.3% of the total issued and outstanding. When combined with the current common owned by the Officers and Directors, which would total

1,307,527 which would be equal to 52.6% of the total issued and outstanding common stock).

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High Velocity Alternative Energy Corp. and Subsidiaries

Item 12. Certain Relationships and Related Transactions Issuance of Stock

We issued a total of 48,275,000 shares of the Company, as set forth on the Form 8-K filed September 20, 2004, and incorporated by reference, in connection with the change of control of the Company. In November 2004, we executed a 20 to one reverse split of our common shares.

We issued 75,000 shares of common stock, and 150,000 shares of Series A preferred stock, to Ronald Shapss as part of his compensation for accepting the position of Chairman of the Board of Directors, January 2005. We issued 500,000 shares of common stock, and 1,000,000 shares of Series A preferred stock, to Ronald Shapss as part of his compensation for accepting the position of Chairman of the Board of Directors, on February 15, 2005.

On September 22, 2005, we issued the following shares to various employees, Officers and/or Directors, of the Company and others, as follows:

James W. Zimbler	500,000
Ronald Shapss	500,000
Richard Carter	500,000
Elliot Cole	75,000
Michael S. Krome	150,000
Alpha Advisors, LLC	113,750
George Campbell	250,000
James Carroll	150,000
Rose Tarasiuk	50,000
Jeff Neiman	50,000
Michael Cahr	100,000

Subsequent Events

On May 18, 2006, with the appointment of Michael Margolies as CEO, President and Director of the Company, as part of his compensation, we will issue a total of 1,500,000 shares of common stock. This issuance has not taken place as of this date.

The Registrant, effective February 21, 2007, and with the agreement of all debt holders, converted the debt of the Registrant into shares of Preferred Stock and authorized the filing of a Certificate of Designation with the Secretary of State of the State of Nevada, establishing a "Series B Cumulative Convertible Preferred Stock" (the "Series B shares") of no more than 1,500,000 shares. The Series B shares will be issued to the holders of certain debt of the Registrant, as listed herein on a $1.00 for One (1) share basis. A total of 1,490,585 Series B Shares were issued as follows:

Name	Date of Loan or Compensation Due	Dollar Amount	No. of Shares
Richard Carter	December 25, 2006	$ 150,000	150,000
James W. Zimbler	September 9, 2004	$ 16,000	16,000
James W. Zimbler	April 26, 2006	$ 2,000	2,000
James W. Zimbler	August 1, 2005	$ 100,000	100,000
Michael S. Krome, Esq.	September 20, 2005	$ 20,000	20,000
Michael S. Krome, Esq.	May 1, 2006	$ 30,000	30,000
Michael S. Krome, Esq.	July 28, 2005	$ 15,000	15,000
Ronald Shapss	May 24, 2005	$ 350,000	350,000
Keystone Capital Resources, LLC	January 3, 2006	$ 167,585	167,585
Malibu Management Company LLC	various dates	$ 16,000	16,000
Warren Field	August 25, 2004	$ 50,000	50,000
John Niestrom	February 17, 2005	$ 20,000	20,000
Jeff Neimen	February 8, 2005	$ 50,000	50,000
Michael Cahr	November 5, 2004	$ 100,000	100,000

William Palla	May 5, 2006	$	25,000	25,000
Ronald Ruble	May 22, 2006	$	55,000	55,000
Reich Bros.	May 31, 2006	$	40,000	40,000
Alliance Financial Network, Inc.	June 30, 2005	$	184,000	184,000
Michael Margolies	February 28, 2007	$	100,000	100,000

31,500,000 shares of common stock, were issued as followed on August 31, 2007, in exchange for services, compensation due and/or moneys advanced to the Registrant.

Index

Name	Date of Service/Expense/LShares	
James W. Zimbler	May 2007	14,500,000
Michael S. Krome	May 2007	7,000,000
Cheryl Krome	May 2007	2,000,000
Ronald Shapss	May 2007	2,000,000
Elliot Cole	May 2007	2,000,000
Michael Margolies	August 2007	2,000,000
Stanley Chosen	September 2007	2,000,000

Item 13. Exhibits

Index to Exhibits

SEC Reference Number	Title of Document
3.1	Articles of Incorporation of the Registrant, as amended (1)
3.2	By-laws of the Registrant, as amended (1)
31.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (2)
32.1	Certification of Chief Executive and Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted, pursuant to section 906 of the Sarbanes-Oxley act of 2002 (2)

(1) Previously filed as an exhibit to the Company's Form 10-SB filed on June 26, 2001, and subsequent filings

(2) Filed herewith

Index

High Velocity Alternative Energy Corp. and Subsidiaries

Item 14. Principal Accounting Fees and Services

During the fiscal year ended December 31, 2006, we paid a total of $74,800 in audit, audit-related, tax or other fees paid for professional services rendered by the independent certified public accountant who audited the financial statements of the Nevada corporation that are filed herewith as those of the Company. See Item 7, "Financial Statements", above.

During the fiscal year ended December 31, 2006, the Registrant did not have an audit committee.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, High Velocity Alternative Energy Corp. has duly caused this Report to be signed on behalf of the undersigned thereunto duly authorized on June 23, 2006.

High Velocity Alternative Energy Corp.

By: /s/ Michael Margolies
Michael Margolies, President and CEO

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons in the capacities indicated and on December 27, 2007.

Signature	Title	Date
/s/ Ronald Shapss Ronald Shapss	Chairman	December 27, 2007
/s/ Michael Margolies Michael Margolies	CEO, President, Director	December 27, 2007
/s/ James W. Zimbler James W. Zimbler	Director	December 27, 2007
/s/ Stanley Chason Stanley Chason	Director	December 27, 2007
/s/ Elliot Cole Elliot Cole	Director	December 27, 2007

Index

High Velocity Alternative Energy Corp. and Subsidiaries

Consolidated Financial Statements
with
Independent Auditors' Report

December 31, 2006

Index

High Velocity Alternative Energy Corp. and Subsidiaries
Index to the Consolidated Financial Statements
December 31, 2006

Index

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
High Velocity Alternative Energy Corp.

We have audited the accompanying consolidated statement of operations (as restated for discontinued operation), stockholders' equity (deficit), and cash flows (as restated for discontinued operation) of High Velocity Alternative Energy Corp., f/k/a/ American Petroleum Group, Inc. and Subsidiaries for the year ended of December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation, we believe that our audit provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of their operations and their cash flows of High Velocity Alternative Energy Corp. and Subsidiaries for the year ended of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the consolidated financial statements, the Company is dependent on its ability to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. These factors, along with other matters set forth in Note B, raise substantial doubt that the Company will be able to continue as a going concern. Management's plan regarding those matters is also described in note B. The consolidated financials do not include any adjustments that might result from the outcome of these uncertainties.

Brown Smith Wallace, LLC
St. Louis. Missouri
May 24, 2006

Index

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 10-KSB of High Velocity Alternative Energy Corp. for the year ended December 31, 2005 of our report dated May 24, 2006 relating to the financial statements and financial statement schedules for the year ended December 31, 2005 listed in the accompanying index.

Brown Smith Wallace, LLC

St. Louis, Missouri
December 27, 2007

Index

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
High Velocity Alternative Energy Corp.

We have audited the accompanying consolidated balance sheet of High Velocity Alternative Energy Corp., f/k/a/ American Petroleum Group, Inc. and Subsidiaries as of December 31, 2006, and the related consolidated statement of operations, stockholders' equity (deficit), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation, We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of High Velocity Alternative Energy Corp. and Subsidiaries as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the consolidated financial statements, the Company is dependent on its ability to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. These factors, along with other matters set forth in Note B, raise substantial doubt that the Company will be able to continue as a going concern. Management's plan regarding those matters is also described in note B. The consolidated financials do not include any adjustments that might result from the outcome of these uncertainties.

Paritz & Company P.A.

Hackensack, New Jersey
November 6, 2007

Index

Triton Petroleum Group, Inc. and Subsidiaries
Consolidated Balance Sheet
December 31, 2006

ASSETS	
Current Assets	
Cash and cash equivalents	$ 31,019
Trade accounts receivable, net of allowance for doubtful accounts of $22,000	183,154
Inventory	402,916
Prepaid expenses and sundry current assets	14,788
Total Current Assets	631,877
Equipment, net of accumulated depreciation and amortization of $5,535	533
Other assets	14,700
TOTAL ASSETS	$ 647,110
LIABILITIES AND STOCKHOLDERS' DEFICIENCY	
Current Liabilities	
Book overdraft	$ 238,463
Trade accounts payable	2,251,497
Accrued interest	277,737
Accrued expenses	5,799
Advances from former president	327,915
Convertible notes payable	550,000
Loans payable to officers/stockholders	1,625,975
Total Current Liabilities	5,277,386
Commitments and Contingencies	
Stockholders' Deficiency	
Common stock, $.001 par value; 100,000,000 shares authorized; 23,353,500 shares issued and outstanding	23,354
Additional paid-in capital	18,027,878
Accumulated deficit	(22,681,508)
	(4,630,276)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY	$ 647,110

Index

Triton Petroleum Group, Inc. and Subsidiaries
Consolidated Statements of Operations
Years Ended December 31, 2006 and 2005

	2006	2005 (Restated)
Net sales	$ 2,314,907	$ 1,965,330
Cost of goods sold	1,697,606	1,440,110
Gross Profit	617,301	525,220
Total selling, general and administrative expenses	2,429,139	7,774,559
Loss from continuing operations before other income and expense	(1,811,838)	(7,249,339)
Other Income (Expense)		
Write off and forgiveness of debts	(300,000)	492,500
Other income	-	13,056
Interest expense	(136,361)	(150,517)
Total Other Income (Expense)	(436,361)	355,039
Net loss from continuing operations	(2,248,199)	(6,894,300)
Discontinued operations		
Loss from the operation of the discontinued component	(98,036)	(135,103)
Impairment of goodwill relating to the discontinued component	-	(312,807)
Loss on disposal	(155,445)	-
Net loss from discontinued operations	(253,481)	(447,910)
Net Loss	$ (2,501,680)	$ (7,342,210)
Loss Per Share		
From continuing operations	$ (0.11)	$ (0.61)
From discontinued operations	$ (0.01)	$ (0.04)

Index

Triton Petroleum Group, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Deficiency
Years Ended December 31, 2006 and 2005

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Number	Par Value	Number	Par Value			
Balance as of December 31, 2004	2,527,500	$ 25,275	3,740,000	$ 3,740	$11,523,435	$(12,837,618)	$ (1,285,168)
Net loss	-	-	-	-	-	(7,342,210)	(7,342,210)
Shares issued	1,150,000	11,500	12,224,750	12,225	6,197,557	-	6,221,282
Preferred shares exchanged for common stock	(3,677,500)	(36,775)	1,838,750	1,839	34,936	-	-
Balance as of December 31, 2005	-	-	17,803,500	17,804	17,755,928	(20,179,828)	(2,406,096)
Net loss	-	-	-	-	-	(2,501,680)	(2,501,680)
Stock based compensation	-	-	5,550,000	5,550	271,950	-	277,500
Balance as of December 31, 2006	-	$ -	23,353,500	$ 23,354	$18,027,878	$(22,681,508)	$ (4,630,276)

Index

Triton Petroleum Group, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years Ended December 31, 2006 and 2005

	2006	2005 (Restated)
Cash flows from operating activities:		
Net loss from continuing operations	$ (2,248,199)	$ (6,894,300)
Cash used in operating activities of discontinued operations	(253,481)	(447,910)
Impairment of goodwill relating to discontinued operations	-	312,807
Loss upon deconsolidation of subsidiary	155,445	-
Compensation, consulting and termination expenses in exchange for shares	277,500	5,122,500
Adjustments to reconcile net loss to net cash used in Operating activities:		
Bad debts	44,395	549,642
Increase in loans and advances payable to related parties	266,935	-
Write off and forgiveness of advances and debt	300,000	(492,500)
Depreciation	1,512	9,720
(Increase) decrease in operating assets:		
Trade accounts receivable	96,134	(31,837)
Advances to others	1,900	(204,200)
Inventory	124,584	(262,503)
Prepaid expenses	16,091	(28,579)
Other assets		(14,700)
Increase (decrease) in operating liabilities:		
Book overdraft	140,751	92,383
Trade accounts payable	1,262,787	427,701
Accrued expenses	(78,168)	144,993
Net cash used in operating activities	108,186	(1,716,783)
Cash flows from investing activities:		
Acquisition of division	-	(530,625)
Purchases of equipment	-	(3,251)
Net cash used in investing activities	-	(533,876)
Cash flows from financing activities:		
Issuance of common stock	-	3,826
Increase in additional paid-in capital	-	1,008,946
Proceeds from loans payable	-	1,239,181
Payments on loans payable	(77,167)	(2,095)
Net cash provided by financing activities	(77,167)	2,249,858
Increase (decrease) in cash and cash equivalents	31,019	(801)
Cash and cash equivalents, beginning of year	-	801
Cash and cash equivalents, end of year	$ 31,019	$ -

Index

Triton Petroleum Group, Inc. and Subsidiary
Notes to Consolidated Financial Statements

Note A – Nature of Operations

The Company was incorporated in the State of Nevada in May, 2000 as Prelude Ventures, Inc. and changed its name to American Capital Alliance, Inc. in November, 2003. In November, 2004, the Company's name was changed to American Petroleum Group, Inc. and in 2005 it was changed to Triton Petroleum Group, Inc. ("The Company"). See note H.

The Company's currently manufactures and distributes petroleum and related products for the automotive industry.

Note B – Going Concern

The financial statements have been prepared using accounting principles generally accepted in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At December 31, 2006, the Company had accumulated losses of $22,681,508 since its inception. The Company's ability to continue as a going concern is dependent upon, among other things, its ability to achieve profitable operations, to maintain its existing financing and to obtain additional financing to meet its obligations and pay its liabilities when they come due. The Company is currently pursuing new debt and equity financing in conjunction with proposed future acquisitions and operations.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The Company has incurred, and continues to incur, losses from operations. For the years ended December 31, 2006 and 2005, the Company incurred net losses of $2,248,199 and $6,894,300, from continuing operations respectively. During these years the Company began implementing strategies to reduce its cash used in operating activities. The Company's strategy included a targeted reduction of the employee workforce, increasing the efficiency of the Company's processes, focusing development efforts on products with a greater probability of commercial sales, reducing professional fees and discretionary expenditures, and negotiating favorable payment arrangements with suppliers and service providers.

To date, the Company had financed its operations primarily through private equity (primarily through existing stockholders) and debt financing. The Company believes that it does not have sufficient funds to operate its business through the end of 2007.

Note C – Summary of Significant Accounting Policies

Principles of Consolidation
The consolidated financial statements include the accounts of Triton Petroleum Group, Inc. and its wholly owned subsidiary, American Petroleum Products Company ("APPC"). The accounts of Triton Petroleum LLC ("Triton") have been included as discontinued operations for the period from July 1, 2005 to December 31, 2006. All intercompany transactions and accounts have been eliminated upon consolidation.

Revenue
Revenue is earned and recognized when the product title passes from the Company to the buyer. Depending on the shipping contract (FOB shipping point/FOB destination), revenue is recognized and earned when the product is delivered and accepted by the buyer.

Index

Trade Receivables
Concentration of credit risk with respect to receivables, which are unsecured, is generally limited due to the wide variety of customers and markets using the Company's products, as well as their dispersion across many geographic areas. The Company maintains allowances for potential credit losses, and such losses have been minimal and within management's expectations. The allowance for doubtful accounts is estimated based on various factors including revenue, historical credit losses and current trends.

Inventory
Inventory consisted of primarily raw materials (oil, additives and packaging material) and is valued at the lower of cost or market applied on a first-in, first-out basis.

Use of Estimates in Financial Statement Preparation
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents
For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Depreciation
Depreciation of equipment is computed using the straight-line method over 3 to 10 years for financial statements and income tax reporting purposes.

Advertising Costs
Advertising costs are expensed as incurred. There were no advertising costs during 2006 and 2005.

Income Taxes
The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109, "Accounting for Income Taxes". Under this method, deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax laws. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Loss Per Share
The Company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share is excluded if the potential effect is anti-dilutive. As such, no diluted loss per share amount have been included in the financial statements.

Stock-Based Compensation
The Company utilizes the fair value method of recording stock-based compensation of employees and others for services rendered, applied on the prospective method. The prospective method requires expense to be recognized for all awards granted and vested during the period.

Index

New Accounting Pronouncements
In June 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154 "Accounting Changes and Error Corrections" ("SFAS No. 154"), which requires entities that make a change in accounting principle to apply that change retrospectively to prior periods' financial statements, unless such retrospective application would be impracticable. SFAS No. 154 supersedes Accounting Principles Board Opinion No. 20, Accounting changes ("APB No. 20"), which previously required that most voluntary changes in accounting principle be recognized by including in the current period's net income the cumulative effect of changing to the new accounting principle. SFAS No. 154 also makes a distinction between "retrospective application" of an accounting principle and the "restatement" of financial statements to reflect the correction of an error.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108, ("SAB 108") Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 requires analysis of misstatements using both the income statement and balance sheet approach in assessing materiality and provides for a one-time cumulative effect transition adjustment.

In the opinion of management, adoption of the above pronouncements will not have a material effect on the Company.

Impairment of Long Lived Assets
The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. In the opinion of management, no such impairment existed at December 31, 2006.

Reclassifications
Certain prior period amounts have been reclassified to conform to the current year presentation.

Note D – Income Taxes

At December 31, 2006, the Company has net operating loss carryforwards ("NOL's"), which expire commencing in 2022, totaling approximately $20,000,000.

The Company has a deferred tax asset of approximately $6,800,000 resulting from available NOL's for which a 100% valuation allowance has been applied.

Note E – Business Combinations, Abandoned Combinations and Discontinued Operations

Triton Petroleum, LLC
On July 1, 2005, TPG acquired the operating assets of Triton Petroleum, LLC ("Triton"). Triton purchases used oil from various consolidators of used petroleum such as gear oil, machine oils, and transports the un-combusted, but unrefined oils back to its reclamation facility in Detroit, Michigan, for refining where it undergoes a detailed reclamation process which extrapolates all impurities and contaminants from the oil leaving renewable petroleum base oil which can be blended with new crude and other chemical components.

During 2006 the acquisition was cancelled and Triton's operations were discontinued. The results of operations for Triton have been reclassified as discontinued operations for all periods presented.

Index

The results of operations from July 1, 2005 thru December 31, 2006 are included in the consolidated financial statements as discontinued operations and are summarized as follows.

	2006	2005
Sales	$ -0-	$ -0-
Costs and expenses	98,036	135,103
Net loss	$ (98,036)	$ (135,103)

Because the plant has been significantly idle since acquisition, no pro forma or prior period financial statements have been included.

The Company has not been able to operate the assets acquired and was unable to demonstrate the ability to do so, therefore goodwill was recorded as impaired during the year ended December 31, 2005.

Oilmatic Systems, LLC

During 2004, the Company entered into a Letter of Intent to purchase Oilmatic Systems LLC and Oilmatic International, Inc., (collectively "Oilmatic") in exchange for shares of Company's common stock. It was anticipated that the transaction would close after the end of the first fiscal quarter of 2005. Effective May 20, 2005, management of the Company felt that the mutual goals of both parties were not attainable and cancelled the proposed acquisition.

In connection with the proposed acquisition, the Company advanced Oilmatic an interest free loan of $300,000. Despite repeated demands for the re-payment of the loan, which was due nine months after issuance, the Company has not been able to collect the amount due. Accordingly, the entire balance was written off in 2006.

Note F – Related Party Transactions

Advances from Former President

This obligation is non interest bearing, unsecured, has no specific terms of repayment and consists of the following:

Amounts previously advanced to a subsidiary of the Company acquired in 2003	$ 142,915
Accrued rent payable	185,000
Total	$ 327,915

Certain entities owned or controlled by the former president of a subsidiary purport to have legal title to the operating assets of a subsidiary acquired in 2003. Although no lease exists, these entities are claiming that the Company owes a monthly rental amount of approximately $15,000. Based upon settlement discussions with the owner of the real estate the Company has accrued approximately $185,000 for past due rental expense.

Index

Loans from Officers and Stockholders
These notes are unsecured, due on demand, and bear interest of 8% per annum.

The Company also entered into a stock borrowing arrangement whereby several of the above stockholders and officers of the Company transferred approximately 1,000,000 shares pre-split or 50,000 shares on a post split basis of common stock into an escrow account. The shares were subsequently sold with the proceeds of $500,000 being transferred to the Company. The Company was obligated to return the shares to the original holders by April 2005. This obligation was subsequently extended and the shares were returned on December 30, 2005. 50,000 post-reverse split shares were issued with a value of $7,500 ($0.15 per share).

Note G – Convertible Notes Payable

Convertible notes payable consist of the following:

Note convertible into 588,235 shares of common stock, bearing interest at 7% per annum, was due on December 31, 2005. This obligation is collateralized a first security interest in substantially all assets of the company. See note I	$ 500,000
Other, bearing interest at 9% per annum (1)	50,000
	$ 550,000

(1) Principal and any accrued interest is convertible into common stock of the Company based upon a formula equal to 40% below the closing bid price of the stock starting after six months from execution of this agreement (150,000 shares at December 31, 2005). Additionally, the agreement contains certain covenants prohibiting the payment of dividends, retirements or redemptions of capital stock, or the transfer of material assets of the Company. On October 18, 2004, the Company received notice from the lender that, in its opinion, the Company was in default on the arrangement as a result of distributions to classes of equity holders and possibly transfer of material assets. The lender has made assertions about misappropriation of corporate funds. Management of the company finds these assertions as unfounded and the Company is in compliance with the terms of the agreement. Discussions regarding the resolution are continuing.

NOTE H – CONTINGENCIES

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of business and have not yet been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of management, have a material adverse effect on the results of operations or the financial condition of the Company.

NOTE I – SUBSEQUENT EVENTS

On August 21, 2007 the Company changed its name to High Velocity Alternative Energy Corp.

On June 19, 2007 the terms of the secured convertible notes referred to in Note G were amended to extend the maturity date to December 31, 2008 and to entitle the holder of the note to convert all of the outstanding balance of the obligation plus accrued interest and liquidated damages (aggregating approximately $890,000 at June 19, 2007) into shares of the Company's common stock at a price per share equal to the lower of $.85 per share or 80% of the volume weighted average price, as defined, of the Company's common stock for the thirty trading days immediately preceding the conversion date.

Effective February 21, 2007 the company converted approximately $1,500,000 of loans due to stockholders and officers of the company to an equal number of Series B Cumulative Preferred Shares of stock.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14C

Information Statement Pursuant to Section 14(c)
of the Securities Exchange Act of 1934

Check the appropriate box:
☐ Preliminary Information Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14c-5(d)(2))
☒ Definitive Information Statement

High Velocity Alternative Energy Corp.

(Name of Registrant as Specified In Charter)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required
☐ Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11.
1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:
2) Form, Schedule or Registration Statement No.:
3) Filing Party:
4) Date Filed:

High Velocity Alternative Energy Corp.
14 Garrison Inn Lane
Garrison, NY 10524
(845) 424-4100

To Our Stockholders:

On August 31, 2007, the Board of Directors of High Velocity Alternative Energy Corp., unanimously approved amendments to the Company's Articles of Incorporation to effect a reverse stock split whereby all outstanding shares of the Company's $.001 par value common stock ("Common Stock") will be reverse split on a 1-for-50 share basis, with no shareholder who holds at least 100 shares prior to the Reverse Stock Split receiving less than 100 shares after the Reverse Stock Split.

On September 1, 2007, these amendments were approved by a holder of a majority of the Common Stock and holders of the Series B Cumulative Convertible Preferred Stock. The amendments to the Company's Articles of Incorporation are expected to be effective on or about October 20, 2007. This Information Statement is being mailed to all stockholders of record as of the close of business on October 20, 2007.

This Information Statement is being sent to you for information only and you are not required to take any action.

By Order of the Board of Directors:

/s/ Ronald Shapps
Ronald Shapps
Chairman of the Board

Garrison, NY
September 19, 2007

HIGH VELOCITY ALTERNATIVE ENERGY CORP.
14 Garrison Inn Lane
Garrison, NY 10524
(845) 424-4100

Information Statement Pursuant to Section 14C
of the Securities Exchange Act of 1934

This Information Statement is being mailed on or about October 20, 2007, to all holders of record on September 1, 2007 (the "Record Date"), of the $0.001 par value common stock (the "Common Stock") of High Velocity Alternative Energy Corp., a Nevada corporation (the "Company"), in connection with the vote by the Board of Directors of the Company and the approval by written consent of the holder(s) of a majority of the Common Stock to effect a reverse stock split whereby all outstanding shares of the Company's $.001 par value common stock ("Common Stock") will be reverse split on a 1-for-50 share basis, with no shareholder who holds at least 100 shares prior to the Reverse Stock Split receiving less than 100 shares after the Reverse Stock Split.

Chapter 78, Section 390 of the Nevada Revised Statutes ("NRS") provides that every amendment to the Articles of Incorporation of a corporation shall first be adopted by the resolution of the board of directors and then be subject to the approval of persons owning a majority of the securities entitled to vote on any such amendment. The elimination of the need for a special meeting of the stockholders to approve the actions is authorized by the provisions of Chapter 78, Sections 315 and 320 of the Nevada Revised Statutes ("NRS 78.315" and "NRS 78.320", respectively). NRS 78.315 of the Nevada Revised Statutes provides that the board of directors may adopt such a resolution by unanimous written consent, and NRS 78.320 provides that persons owning the required majority to adopt any action that would otherwise be required to be submitted to a meeting of stockholders may adopt such action without a meeting by written consent.

In accordance with NRS 78.315, resolutions to effect the Reverse Split, to increase the authorized capital, and change the name of the Company and add Articles were adopted by unanimous written consent of the Board of Directors on August 31, 2007, and in accordance with NRS 78.320 holders of outstanding stock having a majority of the votes entitled to be cast at a meeting of the Company's stockholders adopted these actions by written consent on September 1, 2007. If the proposed actions had not been adopted by written majority stockholder consent, it would have been necessary for these actions to be approved by the Company's stockholders at a special stockholder's meeting convened for the purpose of approving the actions.

Pursuant to Securities and Exchange Commission Rule 14c-2(b), the actions approved by the stockholders cannot become effective until 20 days from the date of mailing of this Information Statement to our stockholders. We anticipate filing the proposed Amendments to the Articles of Incorporation with the Nevada Secretary of State on the expiration of such twenty day period, anticipated to be October 20, 2007, at which time the proposed Amendments to the Articles of Incorporation will become effective (the "Effective Date"). This Information Statement shall constitute notice to our stockholders of action by written consent.

The Reverse Split will take place on the Effective Date without any action on the part of the holders of the Common Stock and without regard to current certificates representing shares of Common Stock being physically surrendered for certificates representing the number of shares of Common Stock that each stockholder is entitled to receive as a result of the Reverse Split. New Common Stock certificates will not be issued at the Effective Date, but may be issued subsequently with respect to any certificates returned to the transfer agent upon a sale, exchange, or for any other purpose. No fractional shares will be issued in connection with the Reverse Split. Stockholders who would otherwise be entitled to receive fractional shares because they hold the number of shares of Common Stock that is not evenly divisible by 50 will have the number of shares to which they are entitled rounded up to the nearest whole number of shares. No stockholder will receive cash in lieu of a fractional share. In conjunction with the Reverse Stock Split, no stockholder holding at least a round lot (100 shares) prior to the Reverse Split shall have less than one round lot, 100 shares, after the reverse split.

The Company's Common Stock is traded on the "Pink Sheets" under the symbol HVAE. There have been no recent sales of securities.

WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

FORWARD LOOKING STATEMENTS

This Information Statement, including the Exhibits attached hereto, contains forward- looking statements. Future events and actual results, financial or otherwise, may differ materially from the results set forth in or implied in the forward- looking statements. Factors that might cause such a difference include the risks and uncertainties that could affect the Company's economic prospects, including, but not limited to, the effect of economic and market conditions, the level and volatility of interest rates, the impact of current or pending legislation and regulation and the other risks and uncertainties discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, which is incorporated by reference in this Information Statement.

THE REVERSE SPLIT

The following summary describes the material terms of the Reverse Split. This Information Statement contains more detailed descriptions of such terms. We encourage you to read the entire Information Statement and the documents we have incorporated by reference.

Description of the Reverse Split

As of the Record Date, there were 68,112,358 shares of Common Stock authorized, issued and outstanding and approximately 1,100,000 shares of Series B Cumulative Convertible Preferred Stock. The Common Stock constitutes the sole class of outstanding voting securities of the Company. Each share of Common Stock entitles the holder to one (1) vote on all matters submitted to the stockholders.

To effect the Reverse Split, the Company will amend its Articles of Incorporation on the Effective Date by amending Article IV to provide for the Reverse Split and to state that each share of Common Stock outstanding prior to the Reverse Split will be automatically reclassified and changed to 1/50th of a fully-paid and non-assessable share of Common Stock, without increase or decrease in the par value thereof. The amendment will also provide that no fractional shares shall be issued with respect to any shares of Common Stock held by any stockholder and that the Company will round up any fractional shares to the next whole number.

Special Treatment for Round Lot Holders

In conjunction with the Reverse Stock Split, no stockholder holding at least a round lot (100 shares) prior to the Reverse Split shall have less than one round lot (100 shares) after the reverse split. Only stockholders of record as of the date of the Reverse Split shall be afforded this special treatment. The expected date of the Reverse Split is October 20, 2007.

Shares prior to reverse stock split	Shares after reverse stock split
30	30
100	100
500	100
5,000	100
5,001	101
5,000	100
50,000	1,000

Background and Purpose of the Reverse Split

By completing a 1-for-50 Reverse Split of the currently issued and outstanding Common Stock of the Company, the Company will reduce the number of issued and outstanding shares while at the same time maintain its public status, thereby preparing the Company for the issuance of the quantities of shares required for an acquisition, merger, or reorganization. The Company currently has no target for such an acquisition, merger, or reorganization.

Given that the Company has limited assets, business, or business prospects at this time, the Board of Directors believes that the Reverse Split will benefit all stockholders, as without the Reverse Split, the Company would have little value as a candidate for an acquisition, merger, or reorganization with a private company that seeks to go public by way of such a transaction. Except for the rounding up of fractional shares, which benefits smaller stockholders over larger stockholders, the Reverse Split affects all stockholders equally.

The reduction in the number of outstanding shares could adversely affect the market for our Common Stock by reducing the relative level of liquidity. Consequently, there can be no assurance that the Reverse Split will result in a proportionate increase in the value of the shares of Common Stock.

Any new shares issued in connection with the Reverse Split will be fully paid and non-assessable. The number of stockholders will remain unchanged as a result of the reverse split. As a result of the 50 to 1 reverse stock split, with special treatment to preserve round lot stockholders, our largest shareholders will own a substantially lesser percentage of the Corporation's voting securities.

As part of the Reverse Stock split, the par value of our Common Stock will remain unchanged. While the aggregate par value of our outstanding Common Stock will be decreased, our additional paid-in capital will be increased by a corresponding amount. Therefore, the Reverse Split will not affect our total stockholders' equity. All share and per share information will be retroactively adjusted to reflect the Reverse Split for all periods presented in our future financial reports and regulatory filings.

Following the Reverse Split, we will have approximately 1,362,247 shares of Common Stock issued and outstanding.

Effect of the Reverse Split on the Company

The Reverse Split will not affect the public registration of the Common Stock with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Similarly, we do not expect that the Reverse Split will affect the continued quotation on the "Pink Sheets." The Reverse Split is not intended to make the Company a privately-held company or otherwise constitute a "going-private" transaction.

The number of authorized shares of Common Stock will not change as a result of the Reverse Split.

Upon completion of the Reverse Split, the number of shares of Common Stock issued and outstanding will be reduced from 68,112,358 shares to approximately 1,362,247 shares.

The Reverse Split will not alter the voting rights or other rights of holders of the Company's Common Stock or the Series B Cumulative Convertible Preferred Stock. Currently, the Series B Cumulative Convertible Preferred Stock is convertible into 45 shares of common stock, and contains the right to vote equal to 45 times for each Series B Cumulative Convertible Preferred Stock as compared to the common shares. After the effectiveness of the Reverse Split these shares will be subject to the same reduction in the total amount that can me converted, for example 100,000 shares of Series B Cumulative Convertible Preferred Stock would convert to 90,000 shares of the new common stock of the Company, instead of the old amount of 4,500,000 shares (100,000 X 45 = 4,500,000/50 = 90,000).

Approving Vote of the Board of Directors and Consenting Stockholders

The Company's Board of Directors has determined that the Reverse Split is in the best interests of the Company. The Company has received the approving consent of the holders of a majority of the shares of Common Stock and the Series B Cumulative Convertible Preferred Stock entitled to vote on the Reverse Split. Accordingly, no additional vote of the Company's stockholders is required to approve the Reverse Split.

Fairness of the Process

The Board of Directors did not obtain a report, opinion, or appraisal from an appraiser or financial advisor with respect to the Reverse Split and no representative or advisor was retained on behalf of the unaffiliated stockholders to review or negotiate the transaction. The Board of Directors concluded that the expense of these procedures was not reasonable in relation to the size of the transaction contemplated and concluded that the Board of Directors could adequately establish the fairness of the Reverse Split without such outside persons.

Effective Date

The Reverse Split is anticipated to be effective on October 20, 2007

Amendment of the Articles of Incorporation

To effect the Reverse Split, the Company will amend its Articles of Incorporation by amending Article IV, captioned "Stock." The amendment, to be filed on the Effective Date, will amend Article IV to provide for the Reverse Split and will accordingly state that each share of Common Stock outstanding prior to the Reverse Split will be automatically reclassified and changed into 1/50th of a fully-paid and non-assessable share of Common Stock, without increase or decrease in the par value thereof. The amendment will also provide that no fractional share shall be issued with respect to any shares of Common Stock held by any stockholder in any one account, and that the Company will automatically increase each fractional share into a whole share of Common Stock.

Street Name Holders of Common Stock

The Company intends for the Reverse Split to treat stockholders holding Common Stock in street name through a nominee (such as a bank or broker) in the same manner as stockholders whose shares are registered in their names. Nominees will be instructed to affect the Reverse Split for their beneficial holders. However, nominees may have different procedures. Accordingly, stockholders holding Common Stock in street name should contact their nominees.

Stock Certificates

Mandatory surrender of certificates is not required by shareholders. It is expected that the Company's transfer agent will adjust the record books of the company to reflect the 1-for-50 Reverse Split effective as of close of business on October 20, 2007. New certificates will not be mailed to shareholders; however, new certificates will be issued during the ordinary course of business.

Dissenters' Rights

Stockholders do not have any dissenters' rights under the Nevada Law or under the Company's Articles of Incorporation or by-laws in connection with the Reverse Split.

Certain Federal Income Tax Consequences

We have summarized below certain federal income tax consequences to the Company and its stockholders resulting from the Reverse Split. This summary is based on United States federal income tax law, existing as of the date of this Information Statement. Such tax laws may change, even retroactively. This summary does not discuss all aspects of federal income taxation that may be important to you in light of your individual circumstances. In addition, this summary does not discuss any state, local, foreign, or other tax considerations. This summary assumes that you are a United States citizen and have held, and will hold, your shares as capital assets under the Internal Revenue Code. You should consult your tax advisor as to the particular federal, state, local, foreign, and other tax consequences, in light of your specific circumstances.

We believe that the Reverse Split will be treated as a tax-free "recapitalization" for federal income tax purposes. We will not apply for any ruling from the Internal Revenue Service, nor will we receive an opinion of counsel with respect to the tax consequences of the Reverse Split.

As stockholders will continue to hold Common Stock immediately after the Reverse Split, and receive no cash as a result of the Reverse Split, they should not recognize any gain or loss in the Reverse Split and will have the same adjusted tax basis and holding period in their Common Stock as they had in such stock immediately prior to the Reverse Split.

The foregoing discussion summarizing certain federal income tax consequences does not refer to the particular facts and circumstances of any specific stockholder. Stockholders are urged to consult their own tax advisors for more specific and definitive advice as to the federal income tax consequences to them of the Reverse/Forward Split, as well as advice as to the application and effect of state, local and foreign income and other tax laws.

VOTE REQUIRED FOR APPROVAL

NRS 78.320 of the Nevada Revised Statutes provides that any action required to be taken at a special meeting of the stockholders of a Nevada corporation may be taken by written consent in lieu of a meeting if the consent is signed by holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. NRS 78.315 requires the approval of the Company's Board of Directors and holders of a majority of the outstanding stock entitled to vote thereon to amend the Company's Articles of Incorporation with respect to the Reverse Split. The Company's Board of Directors and stockholders holding a majority of the Common Stock have approved the Amendment. The securities that would have been entitled to vote if a meeting were required to be held to amend the Company's Articles of Incorporation consist of shares of the Company's Common Stock issued and outstanding on September 1, 2007, which is also the Record Date for determining stockholders who would have been entitled to notice of and to vote on the proposed Amendments to the Company's Articles of Incorporation.

ANTI-TAKEOVER IMPLICATIONS OF REVERSE STOCK SPLIT

Release No. 34-15230 of the staff of the Securities and Exchange Commission requires disclosure and discussion of the effects of any shareholder proposal that may be used as an anti-takeover device. However, as indicated above, the purpose of the reverse split and increase in authorized capital is to reduce the number of issued and outstanding shares while at the same time maintain its public status and increase the number of shares available for future issuance, thereby preparing the Company for the issuance of the quantities of shares required for an acquisition, merger, or reorganization. The actions are not intended to construct or enable any anti-takeover defense or mechanism on behalf of the Company. While it is possible that management could use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders, the Company has no intent or plan to employ the additional unissued authorized shares as an anti-takeover device.

There are no anti-takeover mechanisms in our Articles of Incorporation, By-Laws or another other governing documents or contracts.

EFFECT OF REVERSE SPLIT AND INCREASE IN AUTHORIZED SHARES ON NUMBER OF AUTHORIZED SHARES AVAILABLE FOR ISSUANCE

As of September 18, 2007, the Company had a total of 68,112,358 of its 100,000,000 authorized shares of Common Stock issued. The table below illustrates the effect on the number of authorized shares of the Company's Common Stock available for issuance as a result of the reverse split and as a result of the increase in authorized shares.

Common Stock Currently Issued	Post-Reverse Split	Common Stock Available after Increase in Authorized
68,112,358	1,362,247	98,637,753

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth information with respect to the beneficial ownership of the Company's Common Stock by (i) each person who is known to the Company to be the beneficial owner of more than five percent (5%) of the Company's common stock, (ii) all directors and nominees, (iii) each executive officer, and (iv) all directors and executive officers as a group.

Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares. The Company does not believe that any other stockholders act as a "group", as that term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. As of May 17, 2007, the Company had issued and outstanding 68,112,358 shares of Common Stock.

	No. of Common	% ownership	No. of Series B Preferred (1)	% Ownership (2)
Ronald Shapss (3)	1,750,000	3.6	250,000	27.5
Elliot Cole (3)	225,000	*	--	
James W. Zimbler (3) (4)	1,158,000	2.4	18,000	4.1
Keystone Capital Resources, LLC (4) 1328 Zion Road Bellefonte, PA 16823	1,500,000	3.1	167,585	19.1
Malibu Management Company (4)	--		16,000	*
Highgate House Funds Ltd. 101 Hudson Street, Suite 3700 Jersey City, NJ 07302	3,175,000	6.7		
Alliance Financial Networks Inc. (5) 2291 Arapahoe Boulder, CO 80302	600,000	*	184,000	18.7
William Boussung (5) 10300 West Charleston #13-378 Las Vegas, NV 89135	500,000	*	--	
The Margolies Family Trust	3,000,000	6.3	--	
Michael Margolies	--		100,000	9.5
Richard Carter	--		150,000	14.2
Michael Cahr	--		100,000	
Officers and Directors as a Group (5 persons) (3)	4,633,000	9.7	451,585 (6)	52.8

(1) Each one share of the Series B Cumulative Convertible Preferred Share ("Preferred Shares") is convertible a the option of the holder into 45 shares of common stock of the company
(2) Assuming conversion of all Series B Preferred shares at a ration of 1 Series B Preferred share to 45 common shares
(3) Officer/Director of the Company
(4) Keystone Capital Resources, LLC and Miami Management Company, LLC are controlled by James W. Zimbler, Interim President. When the holdings of Mr. Zimbler and Keystone Capital Resources, LLC are combined, the total of 2,658,000 common shares equals 5.6%, including the preferred shares, the total is 24.7%
(5) Alliance Financial Networks, Inc. is controlled by William Boussung. Combined, the total number of common shares and preferred shares, is 1,100,000, equaling 19.8%.
(6) The 451,585 of Series B Cumulative Convertible Preferred shares converts into 24,954,325 shares of common stock.

There are no contracts or other arrangements that could result in a change of control of the Company.

Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act.

The following individual has been appointed by to our Board of Directors, effective September 18, 2007, to the position(s) indicated:

Name	Age	Position
Ron Shapss	58	Chairman of the Board
Michael Margolies	79	President, CEO and Director
James W. Zimbler	42	Director
Elliot Cole Esq.	71	Director
Stanley Chason	79	Director

Ron Shapss, 58, Chairman of the Board
Mr. Shapss is the founder of Ronald Shapss Corporate Services, Inc., ("RSCS") a company engaged in consolidating fragmented industries since 1992. RSCS was instrumental in facilitating the roll-up of several companies into such entities as U.S. Delivery, Inc., Consolidated Delivery & Logistics, Inc. Mr. Shapss was also the founder of Coach USA, Inc. A 1970 graduate of Brooklyn Law School, Mr. Shapss is a member of the New York Bar.

Michael Margolies, President, CEO and Director
Mr. Margolies became Vice Chairman and Secretary of Headliners in January 2002, after having served on the Board of Directors for the prior 3 years. Mr. Margolies resigned from his position as Vice Chairman in March 2005. From 1998 until December 2005 Mr. Margolies was employed as Chief Executive Officer of Global Concepts, Ltd. a conglomerate primarily involved in providing and transportation services in the United States and Europe. Mr. Margolies was previously a President and a member of the Board of Directors of the Company from May 18, 2006 until March 6, 2007.

James W. Zimbler, 42, Director
James W. Zimbler, has been a principal of Alpha Corporate Advisors, LLC, since its inception in May 2002. Alpha is involved as a consultant in the mergers and acquisitions of public companies and consulting for private companies that wish to access the public markets. Prior to becoming a founding member of Alpha, he was involved in consulting for capital raising, re-capitalization and mergers and acquisitions for various clients. Mr. Zimbler is one of the initial shareholders in Accountabilities, Inc., f/k/a Human Trans Services Holding Corp (*"ACBT"*). Mr. Zimbler has recently focused his energies in the field of turnarounds of small emerging private and public companies. He has served on the Board of Directors and/or Officer of several companies since 2000, including, Triton Petroleum Group, Inc., Universal Media, Inc., and Genio Holdings, Inc.

Elliot Cole, Esq., 71, Director
Former Partner, Patton Boggs LLP. Elliot Cole has practiced corporate law for 40-plus years, more than 30 of which he has been a partner at Patton Boggs LLP. He has been a Director of Human Trans Services Holding Corp (OTC BB "HTSC") since May 2004. His expertise is rooted in the representation of early-stage companies. As a counselor of startups through mezzanine and later-stage financing, Mr. Cole assists with bringing companies in a wide range of businesses along to maturity. His broad-based contacts with financiers and investors have provided capital and management assistance to a number of the firm's clients over the years. Mr. Cole has served on the boards of several business, community and social organizations. He has been a trustee of Boston University, his alma mater, for over 20 years, having served on its Investment Committee and Community Technology Fund.

Stanley Chason, 79, Director
Mr. Chason is retired from Gelco Corporation, a New York Stock Exchange Company, whom he joined in 1968. He was a member of the Board of Directors, Executive Vice President of the Corporation and Chairman and Chief Executive Officer of the Fleet and Management Services Division. Mr. Chason was the Chairman of the American Automobile Leasing Association at the time of his retirement. Mr. Chason was deeply involved both in the growth of the company (present revenue in the billions) and in taking the company public in 1969. Mr. Chason has served on various Boards over the past 15 years. He is a graduate of New York University, and a veteran of the U.S. Navy. He was previously a member of the Board of Directors of the Company from August 1, 2006 until March 19, 2007.

Executive Compensation

For the fiscal year ended December 31, 2006, no Officer/Director has been compensated with salaries or other form of remuneration except as set forth below:

None

Director Compensation
Our directors receive no compensation for their services as director, at this time, other than what has already been paid by the issuance of shares of common stock.

Director and Officer Insurance
The Company does not have directors and officers ("D & O") liability insurance at this time.

ADDITIONAL INFORMATION

Additional information concerning the Company, including its annual and quarterly reports for the past twelve months which have been filed with the Securities and Exchange Commission, may be accessed through the Securities and Exchange Commission's EDGAR archives at www.sec.gov. Upon written request of any stockholder to the Company at 14 Garrison Inn Lane, Garrison, New York 10524, a copy of the Company's Annual Report on Form 10-KSB for the year ended December 31, 2006, will be provided without charge to stockholders.

By Order of the Board of Directors:

/s/ Ronald Shapps
Ronald Shapps
Chairman of the Board

Garrison, New York
September 19, 2007

Exhibit "A" High Velocity Alternative Energy Corp. Certificate of Amendment

ARTICLE IV
CAPITAL STOCK

The total number of shares of all classes of capital stock which the Company shall have authority to issue is 110,000,000 shares ("Capital Stock"). The classes and the aggregate number of shares of each class of Capital Stock that the Company shall have authority to issue are as follows:

(a) Capitalization. The aggregate number of shares which the Corporation shall have the authority to issue is one hundred ten million (110,000,000) shares of all classes of stock, consisting of one hundred million (100,000,000) shares of common stock, $.001 par value, and ten million (10,000,000) shares of preferred stock, $.001 par value.

(b) Reverse Stock Split. Upon the filing and effectiveness ("Effective Time") of this Certificate of Amendment pursuant to the Nevada Revised Statutes, each forty (40) shares of the common stock ("Old Common Stock") issued and outstanding immediately prior to the Effective Time shall be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of the Corporation's common stock, $.001 par value per share (the "New Common Stock") without any action by the holder thereof. The Corporation shall not issue fractions of shares of New Common Stock in connection with such reclassification and combination. Stockholders who, immediately prior to the Effective time, own a number of shares of Old Common Stock which is not evenly divisible by 40 shall, with respect to such fractional interest, be entitled to receive one (1) whole share of Common Stock in lieu of a fraction of a share of New Common Stock. Each certificate that theretofore represented shares of Old Common Stock shall thereafter represent that number of shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified and combined; provided, that each person holding of record a stock certificate or certificates that represented shares of Old Common Stock shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of shares of New Common Stock to which such person is entitled under the foregoing reclassification and combination. In conjunction with the Reverse Stock Split, no stockholder holding at least a round lot (100 shares) prior to the Reverse Split shall have less than one round lot (100 shares) after the reverse split.

PRE 14C 1 formpre14c.htm HIGH VELOCITY ALTERNATIVE ENERGY PRE 14C 9-20-2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14C

Information Statement Pursuant to Section 14(c)
of the Securities Exchange Act of 1934

Check the appropriate box:
☒ Preliminary Information Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14c-5(d)(2))
☐ Definitive Information Statement

High Velocity Alternative Energy Corp.

(Name of Registrant as Specified In Charter)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required
☐ Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11.
1) Title of each class of securities to which transaction applies:

2) Aggregate number of securities to which transaction applies:

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1) Amount Previously Paid:
2) Form, Schedule or Registration Statement No.:
3) Filing Party:
4) Date Filed:

High Velocity Alternative Energy Corp.
14 Garrison Inn Lane
Garrison, NY 10524
(845) 424-4100

To Our Stockholders:

On August 31, 2007, the Board of Directors of High Velocity Alternative Energy Corp., unanimously approved amendments to the Company's Articles of Incorporation to effect a reverse stock split whereby all outstanding shares of the Company's $.001 par value common stock ("Common Stock") will be reverse split on a 1-for-50 share basis, with no shareholder who holds at least 100 shares prior to the Reverse Stock Split receiving less than 100 shares after the Reverse Stock Split.

On September 1, 2007, these amendments were approved by a holder of a majority of the Common Stock and holders of the Series B Cumulative Convertible Preferred Stock. The amendments to the Company's Articles of Incorporation are expected to be effective on or about October 20, 2007. This Information Statement is being mailed to all stockholders of record as of the close of business on October 20, 2007.

This Information Statement is being sent to you for information only and you are not required to take any action.

By Order of the Board of Directors:

/s/ Ronald Shapps
Ronald Shapps
Chairman of the Board

Garrison, NY
September 19, 2007

HIGH VELOCITY ALTERNATIVE ENERGY CORP.
14 Garrison Inn Lane
Garrison, NY 10524
(845) 424-4100

Information Statement Pursuant to Section 14C
of the Securities Exchange Act of 1934

This Information Statement is being mailed on or about October 20, 2007, to all holders of record on September 1, 2007 (the "Record Date"), of the $0.001 par value common stock (the "Common Stock") of High Velocity Alternative Energy Corp., a Nevada corporation (the "Company"), in connection with the vote by the Board of Directors of the Company and the approval by written consent of the holder(s) of a majority of the Common Stock to effect a reverse stock split whereby all outstanding shares of the Company's $.001 par value common stock ("Common Stock") will be reverse split on a 1-for-50 share basis, with no shareholder who holds at least 100 shares prior to the Reverse Stock Split receiving less than 100 shares after the Reverse Stock Split.

Chapter 78, Section 390 of the Nevada Revised Statutes ("NRS") provides that every amendment to the Articles of Incorporation of a corporation shall first be adopted by the resolution of the board of directors and then be subject to the approval of persons owning a majority of the securities entitled to vote on any such amendment. The elimination of the need for a special meeting of the stockholders to approve the actions is authorized by the provisions of Chapter 78, Sections 315 and 320 of the Nevada Revised Statutes ("NRS 78.315" and "NRS 78.320", respectively). NRS 78.315 of the Nevada Revised Statutes provides that the board of directors may adopt such a resolution by unanimous written consent, and NRS 78.320 provides that persons owning the required majority to adopt any action that would otherwise be required to be submitted to a meeting of stockholders may adopt such action without a meeting by written consent.

In accordance with NRS 78.315, resolutions to effect the Reverse Split, to increase the authorized capital, and change the name of the Company and add Articles were adopted by unanimous written consent of the Board of Directors on August 31, 2007, and in accordance with NRS 78.320 holders of outstanding stock having a majority of the votes entitled to be cast at a meeting of the Company's stockholders adopted these actions by written consent on September 1, 2007. If the proposed actions had not been adopted by written majority stockholder consent, it would have been necessary for these actions to be approved by the Company's stockholders at a special stockholder's meeting convened for the purpose of approving the actions.

Pursuant to Securities and Exchange Commission Rule 14c-2(b), the actions approved by the stockholders cannot become effective until 20 days from the date of mailing of this Information Statement to our stockholders. We anticipate filing the proposed Amendments to the Articles of Incorporation with the Nevada Secretary of State on the expiration of such twenty day period, anticipated to be October 20, 2007, at which time the proposed Amendments to the Articles of Incorporation will become effective (the "Effective Date"). This Information Statement shall constitute notice to our stockholders of action by written consent.

The Reverse Split will take place on the Effective Date without any action on the part of the holders of the Common Stock and without regard to current certificates representing shares of Common Stock being physically surrendered for certificates representing the number of shares of Common Stock that each stockholder is entitled to receive as a result of the Reverse Split. New Common Stock certificates will not be issued at the Effective Date, but may be issued subsequently with respect to any certificates returned to the transfer agent upon a sale, exchange, or for any other purpose. No fractional shares will be issued in connection with the Reverse Split. Stockholders who would otherwise be entitled to receive fractional shares because they hold the number of shares of Common Stock that is not evenly divisible by 50 will have the number of shares to which they are entitled rounded up to the nearest whole number of shares. No stockholder will receive cash in lieu of a fractional share. In conjunction with the Reverse Stock Split, no stockholder holding at least a round lot (100 shares) prior to the Reverse Split shall have less than one round lot, 100 shares, after the reverse split.

The Company's Common Stock is traded on the "Pink Sheets" under the symbol HVAE. There have been no recent sales of securities.

WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

FORWARD LOOKING STATEMENTS

This Information Statement, including the Exhibits attached hereto, contains forward- looking statements. Future events and actual results, financial or otherwise, may differ materially from the results set forth in or implied in the forward- looking statements. Factors that might cause such a difference include the risks and uncertainties that could affect the Company's economic prospects, including, but not limited to, the effect of economic and market conditions, the level and volatility of interest rates, the impact of current or pending legislation and regulation and the other risks and uncertainties discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006, which is incorporated by reference in this Information Statement.

THE REVERSE SPLIT

The following summary describes the material terms of the Reverse Split. This Information Statement contains more detailed descriptions of such terms. We encourage you to read the entire Information Statement and the documents we have incorporated by reference.

Description of the Reverse Split

As of the Record Date, there were 68,112,358 shares of Common Stock authorized, issued and outstanding and approximately 1,100,000 shares of Series B Cumulative Convertible Preferred Stock. The Common Stock constitutes the sole class of outstanding voting securities of the Company. Each share of Common Stock entitles the holder to one (1) vote on all matters submitted to the stockholders.

To effect the Reverse Split, the Company will amend its Articles of Incorporation on the Effective Date by amending Article IV to provide for the Reverse Split and to state that each share of Common Stock outstanding prior to the Reverse Split will be automatically reclassified and changed to 1/50th of a fully-paid and non-assessable share of Common Stock, without increase or decrease in the par value thereof. The amendment will also provide that no fractional shares shall be issued with respect to any shares of Common Stock held by any stockholder and that the Company will round up any fractional shares to the next whole number.

Special Treatment for Round Lot Holders

In conjunction with the Reverse Stock Split, no stockholder holding at least a round lot (100 shares) prior to the Reverse Split shall have less than one round lot (100 shares) after the reverse split. Only stockholders of record as of the date of the Reverse Split shall be afforded this special treatment. The expected date of the Reverse Split is October 20, 2007.

Shares prior to reverse stock split	Shares after reverse stock split
30	30
100	100
500	100
5,000	100
5,001	101
5,000	100
50,000	1,000

Background and Purpose of the Reverse Split

By completing a 1-for-50 Reverse Split of the currently issued and outstanding Common Stock of the Company, the Company will reduce the number of issued and outstanding shares while at the same time maintain its public status, thereby preparing the Company for the issuance of the quantities of shares required for an acquisition, merger, or reorganization. The Company currently has no target for such an acquisition, merger, or reorganization.

Given that the Company has limited assets, business, or business prospects at this time, the Board of Directors believes that the Reverse Split will benefit all stockholders, as without the Reverse Split, the Company would have little value as a candidate for an acquisition, merger, or reorganization with a private company that seeks to go public by way of such a transaction. Except for the rounding up of fractional shares, which benefits smaller stockholders over larger stockholders, the Reverse Split affects all stockholders equally.

The reduction in the number of outstanding shares could adversely affect the market for our Common Stock by reducing the relative level of liquidity. Consequently, there can be no assurance that the Reverse Split will result in a proportionate increase in the value of the shares of Common Stock.

Any new shares issued in connection with the Reverse Split will be fully paid and non-assessable. The number of stockholders will remain unchanged as a result of the reverse split. As a result of the 50 to 1 reverse stock split, with special treatment to preserve round lot stockholders, our largest shareholders will own a substantially lesser percentage of the Corporation's voting securities.

As part of the Reverse Stock split, the par value of our Common Stock will remain unchanged. While the aggregate par value of our outstanding Common Stock will be decreased, our additional paid-in capital will be increased by a corresponding amount. Therefore, the Reverse Split will not affect our total stockholders' equity. All share and per share information will be retroactively adjusted to reflect the Reverse Split for all periods presented in our future financial reports and regulatory filings.

Following the Reverse Split, we will have approximately 1,362,247 shares of Common Stock issued and outstanding.

Effect of the Reverse Split on the Company

The Reverse Split will not affect the public registration of the Common Stock with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Similarly, we do not expect that the Reverse Split will affect the continued quotation on the "Pink Sheets." The Reverse Split is not intended to make the Company a privately-held company or otherwise constitute a "going-private" transaction.

The number of authorized shares of Common Stock will not change as a result of the Reverse Split.

Upon completion of the Reverse Split, the number of shares of Common Stock issued and outstanding will be reduced from 68,112,358 shares to approximately 1,362,247 shares.

The Reverse Split will not alter the voting rights or other rights of holders of the Company's Common Stock or the Series B Cumulative Convertible Preferred Stock. Currently, the Series B Cumulative Convertible Preferred Stock is convertible into 45 shares of common stock, and contains the right to vote equal to 45 times for each Series B Cumulative Convertible Preferred Stock as compared to the common shares. After the effectiveness of the Reverse Split these shares will be subject to the same reduction in the total amount that can me converted, for example 100,000 shares of Series B Cumulative Convertible Preferred Stock would convert to 90,000 shares of the new common stock of the Company, instead of the old amount of 4,500,000 shares (100,000 X 45 = 4,500,000/50 = 90,000).

Approving Vote of the Board of Directors and Consenting Stockholders

The Company's Board of Directors has determined that the Reverse Split is in the best interests of the Company. The Company has received the approving consent of the holders of a majority of the shares of Common Stock and the Series B Cumulative Convertible Preferred Stock entitled to vote on the Reverse Split. Accordingly, no additional vote of the Company's stockholders is required to approve the Reverse Split.

Fairness of the Process

The Board of Directors did not obtain a report, opinion, or appraisal from an appraiser or financial advisor with respect to the Reverse Split and no representative or advisor was retained on behalf of the unaffiliated stockholders to review or negotiate the transaction. The Board of Directors concluded that the expense of these procedures was not reasonable in relation to the size of the transaction contemplated and concluded that the Board of Directors could adequately establish the fairness of the Reverse Split without such outside persons.

Effective Date

The Reverse Split is anticipated to be effective on October 20, 2007

Amendment of the Articles of Incorporation

To effect the Reverse Split, the Company will amend its Articles of Incorporation by amending Article IV, captioned "Stock." The amendment, to be filed on the Effective Date, will amend Article IV to provide for the Reverse Split and will accordingly state that each share of Common Stock outstanding prior to the Reverse Split will be automatically reclassified and changed into 1/50th of a fully-paid and non-assessable share of Common Stock, without increase or decrease in the par value thereof. The amendment will also provide that no fractional share shall be issued with respect to any shares of Common Stock held by any stockholder in any one account, and that the Company will automatically increase each fractional share into a whole share of Common Stock.

Street Name Holders of Common Stock

The Company intends for the Reverse Split to treat stockholders holding Common Stock in street name through a nominee (such as a bank or broker) in the same manner as stockholders whose shares are registered in their names. Nominees will be instructed to affect the Reverse Split for their beneficial holders. However, nominees may have different procedures. Accordingly, stockholders holding Common Stock in street name should contact their nominees.

Stock Certificates

Mandatory surrender of certificates is not required by shareholders. It is expected that the Company's transfer agent will adjust the record books of the company to reflect the 1-for-50 Reverse Split effective as of close of business on October 20, 2007. New certificates will not be mailed to shareholders; however, new certificates will be issued during the ordinary course of business.

Dissenters' Rights

Stockholders do not have any dissenters' rights under the Nevada Law or under the Company's Articles of Incorporation or by-laws in connection with the Reverse Split.

Certain Federal Income Tax Consequences

We have summarized below certain federal income tax consequences to the Company and its stockholders resulting from the Reverse Split. This summary is based on United States federal income tax law, existing as of the date of this Information Statement. Such tax laws may change, even retroactively. This summary does not discuss all aspects of federal income taxation that may be important to you in light of your individual circumstances. In addition, this summary does not discuss any state, local, foreign, or other tax considerations. This summary assumes that you are a United States citizen and have held, and will hold, your shares as capital assets under the Internal Revenue Code. You should consult your tax advisor as to the particular federal, state, local, foreign, and other tax consequences, in light of your specific circumstances.

We believe that the Reverse Split will be treated as a tax-free "recapitalization" for federal income tax purposes. We will not apply for any ruling from the Internal Revenue Service, nor will we receive an opinion of counsel with respect to the tax consequences of the Reverse Split.

As stockholders will continue to hold Common Stock immediately after the Reverse Split, and receive no cash as a result of the Reverse Split, they should not recognize any gain or loss in the Reverse Split and will have the same adjusted tax basis and holding period in their Common Stock as they had in such stock immediately prior to the Reverse Split.

The foregoing discussion summarizing certain federal income tax consequences does not refer to the particular facts and circumstances of any specific stockholder. Stockholders are urged to consult their own tax advisors for more specific and definitive advice as to the federal income tax consequences to them of the Reverse/Forward Split, as well as advice as to the application and effect of state, local and foreign income and other tax laws.

VOTE REQUIRED FOR APPROVAL

NRS 78.320 of the Nevada Revised Statutes provides that any action required to be taken at a special meeting of the stockholders of a Nevada corporation may be taken by written consent in lieu of a meeting if the consent is signed by holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. NRS 78.315 requires the approval of the Company's Board of Directors and holders of a majority of the outstanding stock entitled to vote thereon to amend the Company's Articles of Incorporation with respect to the Reverse Split. The Company's Board of Directors and stockholders holding a majority of the Common Stock have approved the Amendment. The securities that would have been entitled to vote if a meeting were required to be held to amend the Company's Articles of Incorporation consist of shares of the Company's Common Stock issued and outstanding on September 1, 2007, which is also the Record Date for determining stockholders who would have been entitled to notice of and to vote on the proposed Amendments to the Company's Articles of Incorporation.

ANTI-TAKEOVER IMPLICATIONS OF REVERSE STOCK SPLIT

Release No. 34-15230 of the staff of the Securities and Exchange Commission requires disclosure and discussion of the effects of any shareholder proposal that may be used as an anti-takeover device. However, as indicated above, the purpose of the reverse split and increase in authorized capital is to reduce the number of issued and outstanding shares while at the same time maintain its public status and increase the number of shares available for future issuance, thereby preparing the Company for the issuance of the quantities of shares required for an acquisition, merger, or reorganization. The actions are not intended to construct or enable any anti-takeover defense or mechanism on behalf of the Company. While it is possible that management could use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders, the Company has no intent or plan to employ the additional unissued authorized shares as an anti-takeover device.

There are no anti-takeover mechanisms in our Articles of Incorporation, By-Laws or another other governing documents or contracts.

EFFECT OF REVERSE SPLIT AND INCREASE IN AUTHORIZED SHARES ON NUMBER OF AUTHORIZED SHARES AVAILABLE FOR ISSUANCE

As of September 18, 2007, the Company had a total of 68,112,358 of its 100,000,000 authorized shares of Common Stock issued. The table below illustrates the effect on the number of authorized shares of the Company's Common Stock available for issuance as a result of the reverse split and as a result of the increase in authorized shares.

Common Stock Currently Issued	Post-Reverse Split	Common Stock Available after Increase in Authorized
68,112,358	1,362,247	98,637,753

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The table below sets forth information with respect to the beneficial ownership of the Company's Common Stock by (i) each person who is known to the Company to be the beneficial owner of more than five percent (5%) of the Company's common stock, (ii) all directors and nominees, (iii) each executive officer, and (iv) all directors and executive officers as a group.

Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares. The Company does not believe that any other stockholders act as a "group", as that term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. As of May 17, 2007, the Company had issued and outstanding 68,112,358 shares of Common Stock.

	No. of Common	% ownership	No. of Series B Preferred (1)	% Ownership (2)
Ronald Shapss (3)	1,750,000	3.6	250,000	27.5
Elliot Cole (3)	225,000	*	--	
James W. Zimbler (3) (4)	1,158,000	2.4	18,000	4.1
Keystone Capital Resources, LLC (4) 1328 Zion Road Bellefonte, PA 16823	1,500,000	3.1	167,585	19.1
Malibu Management Company (4)	--		16,000	*
Highgate House Funds Ltd. 101 Hudson Street, Suite 3700 Jersey City, NJ 07302	3,175,000	6.7		
Alliance Financial Networks Inc. (5) 2291 Arapahoe Boulder, CO 80302	600,000	*	184,000	18.7
William Boussung (5) 10300 West Charleston #13-378 Las Vegas, NV 89135	500,000	*	--	
The Margolies Family Trust	3,000,000	6.3	--	
Michael Margolies	--		100,000	9.5
Richard Carter	--		150,000	14.2
Michael Cahr	--		100,000	
Officers and Directors as a Group (5 persons) (3)	4,633,000	9.7	451,585 (6)	52.8

(1) Each one share of the Series B Cumulative Convertible Preferred Share ("Preferred Shares") is convertible a the option of the holder into 45 shares of common stock of the company

(2) Assuming conversion of all Series B Preferred shares at a ration of 1 Series B Preferred share to 45 common shares

(3) Officer/Director of the Company

(4) Keystone Capital Resources, LLC and Miami Management Company, LLC are controlled by James W. Zimbler, Interim President. When the holdings of Mr. Zimbler and Keystone Capital Resources, LLC are combined, the total of 2,658,000 common shares equals 5.6%, including the preferred shares, the total is 24.7%

(5) Alliance Financial Networks, Inc. is controlled by William Boussung. Combined, the total number of common shares and preferred shares, is 1,100,000, equaling 19.8%.

(6) The 451,585 of Series B Cumulative Convertible Preferred shares converts into 24,954,325 shares of common stock.

There are no contracts or other arrangements that could result in a change of control of the Company.

Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act.

The following individual has been appointed by to our Board of Directors, effective September 18, 2007, to the position(s) indicated:

Name	Age	Position
Ron Shapss	58	Chairman of the Board
Michael Margolies	79	President, CEO and Director
James W. Zimbler	42	Director
Elliot Cole Esq.	71	Director
Stanley Chason	79	Director

Ron Shapss, 58, Chairman of the Board
Mr. Shapss is the founder of Ronald Shapss Corporate Services, Inc., ("RSCS") a company engaged in consolidating fragmented industries since 1992. RSCS was instrumental in facilitating the roll-up of several companies into such entities as U.S. Delivery, Inc., Consolidated Delivery & Logistics, Inc. Mr. Shapss was also the founder of Coach USA, Inc. A 1970 graduate of Brooklyn Law School, Mr. Shapss is a member of the New York Bar.

Michael Margolies, President, CEO and Director
Mr. Margolies became Vice Chairman and Secretary of Headliners in January 2002, after having served on the Board of Directors for the prior 3 years. Mr. Margolies resigned from his position as Vice Chairman in March 2005. From 1998 until December 2005 Mr. Margolies was employed as Chief Executive Officer of Global Concepts, Ltd. a conglomerate primarily involved in providing and transportation services in the United States and Europe. Mr. Margolies was previously a President and a member of the Board of Directors of the Company from May 18, 2006 until March 6, 2007.

James W. Zimbler, 42, Director
James W. Zimbler, has been a principal of Alpha Corporate Advisors, LLC, since its inception in May 2002. Alpha is involved as a consultant in the mergers and acquisitions of public companies and consulting for private companies that wish to access the public markets. Prior to becoming a founding member of Alpha, he was involved in consulting for capital raising, re-capitalization and mergers and acquisitions for various clients. Mr. Zimbler is one of the initial shareholders in Accountabilities, Inc., f/k/a Human Trans Services Holding Corp (*"ACBT"*). Mr. Zimbler has recently focused his energies in the field of turnarounds of small emerging private and public companies. He has served on the Board of Directors and/or Officer of several companies since 2000, including, Triton Petroleum Group, Inc., Universal Media, Inc., and Genio Holdings, Inc.

Elliot Cole, Esq., 71, Director
Former Partner, Patton Boggs LLP. Elliot Cole has practiced corporate law for 40-plus years, more than 30 of which he has been a partner at Patton Boggs LLP. He has been a Director of Human Trans Services Holding Corp (OTC BB "HTSC") since May 2004. His expertise is rooted in the representation of early-stage companies. As a counselor of startups through mezzanine and later-stage financing, Mr. Cole assists with bringing companies in a wide range of businesses along to maturity. His broad-based contacts with financiers and investors have provided capital and management assistance to a number of the firm's clients over the years. Mr. Cole has served on the boards of several business, community and social organizations. He has been a trustee of Boston University, his alma mater, for over 20 years, having served on its Investment Committee and Community Technology Fund.

Stanley Chason, 79, Director
Mr. Chason is retired from Gelco Corporation, a New York Stock Exchange Company, whom he joined in 1968. He was a member of the Board of Directors, Executive Vice President of the Corporation and Chairman and Chief Executive Officer of the Fleet and Management Services Division. Mr. Chason was the Chairman of the American Automobile Leasing Association at the time of his retirement. Mr. Chason was deeply involved both in the growth of the company (present revenue in the billions) and in taking the company public in 1969. Mr. Chason has served on various Boards over the past 15 years. He is a graduate of New York University, and a veteran of the U.S. Navy. He was previously a member of the Board of Directors of the Company from August 1, 2006 until March 19, 2007.

Executive Compensation

For the fiscal year ended December 31, 2006, no Officer/Director has been compensated with salaries or other form of remuneration except as set forth below:

None

Director Compensation
Our directors receive no compensation for their services as director, at this time, other than what has already been paid by the issuance of shares of common stock.

Director and Officer Insurance
The Company does not have directors and officers ("D & O") liability insurance at this time.

ADDITIONAL INFORMATION

Additional information concerning the Company, including its annual and quarterly reports for the past twelve months which have been filed with the Securities and Exchange Commission, may be accessed through the Securities and Exchange Commission's EDGAR archives at www.sec.gov. Upon written request of any stockholder to the Company at 14 Garrison Inn Lane, Garrison, New York 10524, a copy of the Company's Annual Report on Form 10-KSB for the year ended December 31, 2006, will be provided without charge to stockholders.

By Order of the Board of Directors:

/s/ Ronald Shapps
Ronald Shapps
Chairman of the Board

Garrison, New York
September 19, 2007

Exhibit "A" High Velocity Alternative Energy Corp. Certificate of Amendment

ARTICLE IV
CAPITAL STOCK

The total number of shares of all classes of capital stock which the Company shall have authority to issue is 110,000,000 shares ("Capital Stock"). The classes and the aggregate number of shares of each class of Capital Stock that the Company shall have authority to issue are as follows:

(a) Capitalization. The aggregate number of shares which the Corporation shall have the authority to issue is one hundred ten million (110,000,000) shares of all classes of stock, consisting of one hundred million (100,000,000) shares of common stock, $.001 par value, and ten million (10,000,000) shares of preferred stock, $.001 par value.

(b) Reverse Stock Split. Upon the filing and effectiveness ("Effective Time") of this Certificate of Amendment pursuant to the Nevada Revised Statutes, each forty (40) shares of the common stock ("Old Common Stock") issued and outstanding immediately prior to the Effective Time shall be reclassified and combined into one (1) validly issued, fully paid and non-assessable share of the Corporation's common stock, $.001 par value per share (the "New Common Stock") without any action by the holder thereof. The Corporation shall not issue fractions of shares of New Common Stock in connection with such reclassification and combination. Stockholders who, immediately prior to the Effective time, own a number of shares of Old Common Stock which is not evenly divisible by 40 shall, with respect to such fractional interest, be entitled to receive one (1) whole share of Common Stock in lieu of a fraction of a share of New Common Stock. Each certificate that theretofore represented shares of Old Common Stock shall thereafter represent that number of shares of New Common Stock into which the shares of Old Common Stock represented by such certificate shall have been reclassified and combined; provided, that each person holding of record a stock certificate or certificates that represented shares of Old Common Stock shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of shares of New Common Stock to which such person is entitled under the foregoing reclassification and combination. In conjunction with the Reverse Stock Split, no stockholder holding at least a round lot (100 shares) prior to the Reverse Split shall have less than one round lot (100 shares) after the reverse split.

8-K 1 form8k.htm HIGH VELOCITY ALTERNATIVE ENERGY CORP.

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): September 1, 2007

High Velocity Alternative Energy Corp.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-49950	98-0232018
(Commission File No.)	(IRS Employer Identification No.)

14 Garrison Inn Lane
Harrison, NY 10524
(845) 424-4100
(Address and telephone number of principal executive offices and place of business)

Triton Petroleum Group, Inc.
(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below)

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13ed-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 -- Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Effective as of September 1, 2007, the following has resigned as a Principal Officers of the registrant.

James W. Zimbler	Interim President

The Executive Officer resigning has stated in his resignation letter that his resignation does not in any way imply or infer that there is any dispute or disagreement relating to the Company's operations, policies or practices. He remains on the Board of Directors of the Company.

Each resigning Executive Officer has been provided a copy of his disclosure, no less that the day the Registrant is filing the disclosure with the Commission. Each Executive Officer will be given an opportunity to furnish the Registrant a letter or response, that he agrees with the statements made by the Registrant in this Section 5.02, and if not, stating the respects in which he does not agree.

The following individuals have been appointed by to our Board of Directors, effective as of September 1, 2007, to the positions indicated:

Name	Age	Position
Michael Margolies	79	CEO, President and Director
Stanley Chason	78	Director, Vice-President of Business Development

Michael Margolies became Vice Chairman and Secretary of Headliners in January 2002, after having served on the Board of Directors for the prior 3 years. Mr. Margolies resigned from his position as Vice Chairman in March 2005. From 1998 until December 2005 Mr. Margolies was employed as Chief Executive Officer of Global Concepts, Ltd. a conglomerate primarily involved in providing and transportation services in the United States and Europe. Mr. Margolies was previously a President and a member of the Board of Directors of the Company from May 18, 2006 until March 6, 2007.

Mr. Chason is retired from Gelco Corporation, a New York Stock Exchange Company, whom he joined in 1968. He was a member of the Board of Directors, Executive Vice President of the Corporation and Chairman and Chief Executive Officer of the Fleet and Management Services Division. Mr. Chason was the Chairman of the American Automobile Leasing Association at the time of his retirement. Mr. Chason was deeply involved both in the growth of the company (present revenue in the billions) and in taking the company public in 1969. Mr. Chason has served on various Boards over the past 15 years. He is a graduate of New York University, and a veteran of the U.S. Navy. He was previously a member of the Board of Directors of the Company from August 1, 2006 until March 19, 2007.

Section 8 – Other Events

Item 8.01 Other Events

The Registrant has relocated the offices of its Corporate/Executive Offices from c/o Alpha Corporate Advisors, LLC, 68 South Service Road, Suite 100, Melville, NY 11747 to the following address:

14 Garrison Inn Lane
Garrison, NY 10524
(845) 424-4100
(845) 424-4003 (fax)

Effective September 14, 2007, the Company completed the change of name to High Velocity Alternative Energy. Its trading symbol was changed to "HAVE.pk"

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(c) Exhibits
Exhibit17.1 Letter of Resignation of James W. Zimbler

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 17, 2007

High Velocity Alternative Energy Corp.

By: Michael Margolies
Michael Margolies, President

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 12, 2007

Mr. James W. Zimbler
Interim President
Triton Petroleum Group, Inc.
c/o Alpha Corporate Advisors, LLC
68 South Service Road, Suite 100
Melville, NY 11747

Re: Triton Petroleum Group, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed April 1, 2005
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed June 30, 2006
File No. 000-49950

Dear Mr.Zimbler:

We have completed our review of your Forms 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief

8-K 1 form8k.htm TRITON PETROLEUM 8-K 6-26-2007

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): June 26, 2007

Triton Petroleum Group, Inc.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-49950	98-0232018
(Commission File No.)	(IRS Employer Identification No.)

c/o Alpha Corporate Advisors, LLC
68 South Service Road
Suite 100
Melville, NY 11747
Phone - 631-577-4088
(Address and telephone number of principal executive offices and place of business)

(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below)

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 – Other Events

Item 8.01 Other Eventss

The Registrant has entered into Amendment No. 1 to Secured Convertible Debenture, dated June 26, 2007 (the "Amendment"), between the Registrant and Highgate House Funds, Ltd., to a Secured Convertible Debenture dated March 8, 2005 (the "Master Agreement").

Under the terms of the Amendment, the Conversion Price in Section 1.02 of the Master Agreement is amended as follows:

> "The Holder is entitled, at its option, to convert, and sell on the same day, at any time and from time to time, until payment in full of this Debenture, all or any part of the principal amount of the Debenture, plus accrued interest and liquidated damages, into shares (the "*Conversion Shares*") of the Company's common stock, par value $0.001 per share ("*Common Stock*"), at the price per share (the "*Conversion Price*") equal to the lower of (a) $0.85, or (b) eighty percent (80%) of the lowest daily Volume Weighted Average Price ("*VWAP*") of the Common Stock on the Principal Market during the thirty (30) trading days immediately preceding the Conversion Date as quoted by Bloomberg, LP (collectively, the "*Conversion Price*").

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit 99.1 Amendment No. 1 to Secured Convertible Debenture

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 28, 2007

Triton Petroleum Group, Inc.

By: James W. Zimbler
James W. Zimbler, Interim President

8-K/A 1 form8-ka.htm TRITON PETROLEUM GROUP 8-KA 3-1-2007

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): March 1, 2007

Triton Petroleum Group, Inc.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-49950	98-0232018
(Commission File No.)	(IRS Employer Identification No.)

c/o Alpha Corporate Advisors, LLC
68 South Service Road
Suite 100
Melville, NY 11747
Phone - 631-577-4088
(Address and telephone number of principal executive offices and place of business)

(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below)

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 1 – Registrant's Business and Operations

Item 1.02 Termination of Material Definitive Agreement

The Registrant previously filed a Current Report on Form 8-K advising of the entry on March 1, 2007, of a Sale Agreement, dated as of February 15, 2007, with Hyperion Holdings LLC, whereby the Registrant sold its operating subsidiary APPC Oil, Inc.

Subsequent to the entry into the Agreement set forth, the Company and Hyperion Holdings LLC have agreed to rescind the Sale Agreement and operate the subsidiary as part of the Registrant.

Furthermore, despite being included on the Exhibit to the Current Report on Form 8-K filed by Registrant, Adam Barnett has never been officer or director with Hyperion Holdings LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 19, 2007

Triton Petroleum Group, Inc.

By: James W. Zimbler
James W. Zimbler, Interim President

DEFR14C 1 sch14c.htm SCHEDULE 14C

SCHEDULE 14C INFORMATION
(Rule 14c-101)

Information Statement Pursuant to Section 14(c)
of the Securities Exchange Act of 1934

Filed by the Registrant [X] Filed by a party other than the Registrant [ ]
Check the appropriate box:

[ ] Preliminary Proxy Statement

[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[X] Definitive Proxy Statement

[ ] Definitive Additional Materials

[ ] Soliciting Material Pursuant to ss.240.14a-11(c) or ss.240.14a-12

TRITON PETROLEUM GROUP, INC.

f/k/a AMERICAN PETROLEUM GROUP, INC.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement,
if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X] No fee required

[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

INFORMATION STATEMENT TO STOCKHOLDERS
OF
TRITON PETROLEUM GROUP, INC.
f/k/a AMERICAN PETROLEUM GROUP, INC.

c/o Alpha Corporate Advisors, LLC
68 South Service Road
Suite 100
Melville, NY 11747
631-577-4088

THIS INFORMATION STATEMENT IS BEING PROVIDED TO YOU BY THE BOARD OF DIRECTORS OF THE COMPANY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

This Information Statement is furnished to holders of shares of common stock, $0.0001 par value (the "Common Stock"), of **TRITON PETROLEUM GROUP, INC. f/k/a AMERICAN PETROLEUM GROUP, INC.** (the "Company") to notify such stockholders that on or about April 20, 2007, the Company received written consents in lieu of a meeting of stockholders from holders of a majority of the shares of Common Stock representing in excess of 50.1 % of the total issued and outstanding shares of voting stock of the Company (the "Majority Stockholders") approving the Certificate of Amendment to the Certificate of Incorporation of the Company, pursuant to which the Company's name will change to "**High Velocity Alternative Energy Corp.**" (the "Name Change").

The Company had previously filed a Schedule 14C Information Statement on December 5, 2005, wherein we notified our shareholders that the name of the Company was being changed from American Petroleum Group, Inc. to Triton Petroleum Group, Inc. In light of the determination of the Company that it wants its corporate name to not be so restrictive and indicate its ability to expand into other possible opportunities the Board of Directors determined to change the name of the Corporation to **High Velocity Alternative Energy Corp.**

This Information Statement describing the approval of the Name Change (the "Stockholder Matter") is first being mailed or furnished to the Company's stockholders on or about May 1, 2007, and such matters shall not become effective until at least 20 days thereafter. Expenses in connection with the distribution of this Information Statement will be paid by the Company and are anticipated to be less than $2,500.

The Board of Directors knows of no other matters other than those described in this Information Statement which have been recently approved or considered by the holders of a majority of the shares of the Company's voting stock.

OUTSTANDING VOTING SECURITIES

As of April 13, 2007 (the "Record Date"), out of the 100,000,000 shares of Common Stock authorized there were 47,303,400 shares of Common Stock issued and outstanding, and out of the 10,000,000 shares of preferred stock authorized there were 1,500,000 shares of the preferred stock issued and outstanding outstanding.

Only holders of record of the Common Stock at the close of business on the Record Date were entitled to participate in the written consent of the Company's stockholders. Each share of Common Stock was entitled to one (1) vote. Each share of Series B Convertible Preferred Stock was entitled to forty-five (45) votes.

The Company's Board of Directors approved this action as of April 20, 2007 and recommended that the Articles of Incorporation be amended in order to effectuate the name change.

The proposed Amendment to the Articles of Incorporation to amend the name of the Corporation to "**High Velocity Alternative Energy Corp.**" will be filed with the Nevada Secretary of State and will be effective upon filing by the Secretary of State of Nevada on May 21, 2007. If the proposed Amendment were not adopted by written majority shareholder consent, it would have been necessary for this action to be considered by the Company's shareholders at a special shareholder's meeting convened for the specific purpose of approving the Amendment.

The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the *"Nevada Law"*). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

The Board of Directors of the Company has determined that all Shareholders ARE NOT REQUIRED to return their certificates to have them re-issued by the Transfer Agent.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of April 13, 2007, with respect to the beneficial ownership of the 47,303,400 outstanding shares of the Company's Common Stock and 1,500,000 of the Company's Series B Cumulative Convertible Preferred Stock, by (i) each person known by the Company to beneficially own five percent or more of the outstanding shares; (ii) the Company's officers and directors; and (iii) the Company's officers and directors as a group. A person is deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within sixty (60) days.

	No. of Common	% ownership	No. of Series B Preferred	(1)	% Ownership (2)
Ronald Shapss (3)	1,750,000	3.6	250,000		27.5
Elliot Cole (3)	225,000	*	-		
James W. Zimbler (3) (4)	1,158,000	2.4	18,000		4.1
Keystone Capital Resources, LLC (5)	1,500,000	3.1	167,585		19.1
1328 Zion Road					
Bellefonte, PA 16823					
Malibu Management Company (5)	-		16,000		*
Michael S. Krome, Esq. (4)	225,000	*	42,780		*
Alpha Advisors, LLC (4)	391,250	*	-		
Highgate House Funds Ltd.	3,175,000	6.7			
101 Hudson Street, Suite 3700					
Jersey City, NJ 07302					
Alliance Financial Networks Inc. (6)	600,000	*	184,000		18.7
2291 Arapahoe					
Boulder, CO 80302					
William Boussung (6)	500,000	*	-		
10300 West Charleston #13-378					
Las Vegas, NV 89135					
The Margolies Family Trust	3,000,000	6.3	-		
Michael Margolies	-		100,000		9.5
Richard Carter	-		150,000		14.2
Michael Cahr	-		100,000		
Officers and Directors as a	4,633,000	9.7	451,585	(7)	52.8
Group (5 persons) (3)					

(1) Each one share of the Series B Cumulative Convertible Preferred Share ("Preferred Shares") is convertible a the option of the holder into 45 shares of common stock of the company

(2) Assuming conversion of all Series B Preferred shares at a ration of 1 Series B Preferred share to 45 common shares

(3) Officer/Director of the Company

(4) Alpha Advisors, LLC is controlled by James W. Zimbler (2,658,000), George L. Riggs (150,000 shares), and Michael S. Krome. When all of the ownership percentages are added, totaling 3,033,000 shares, the control percentage for Alpha Advisors LLC is 6.4% for the common shares and 30.6%, if voted as a block.

(5) Keystone Capital Resources, LLC and Miami Management Company, LLC are controlled by James W. Zimbler, Interim President. When the holdings of Mr. Zimbler and Keystone Capital Resources, LLC are

combined, the total of 2,658,000 common shares equals 5.6%, including the preferred shares, the total is 24.7%

(6) Alliance Financial Networks, Inc. is controlled by William Boussung. Combined, the total number of common shares and preferred shares, is 1,100,000, equaling 19.8%.

(7) The 451,585 of Series B Cumulative Convertible Preferred shares converts into 24,954,325 shares of common stock.

Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act.

The following individual has been appointed by to our Board of Directors, effective March 2, 2007, to the position(s) indicated:

Name	Age	Position
Ron Shapss	58	Chairman of the Board
James W. Zimbler	40	Interim President and Director
Elliot Cole Esq.	71	Director

Ron Shapss, 58, Chairman of the Board

Mr. Shapss is the founder of Ronald Shapss Corporate Services, Inc., ("RSCS") a company engaged in consolidating fragmented industries since 1992. RSCS was instrumental in facilitating the roll-up of several companies into such entities as U.S. Delivery, Inc., Consolidated Delivery & Logistics, Inc. Mr. Shapss was also the founder of Coach USA, Inc. A 1970 graduate of Brooklyn Law School, Mr. Shapss is a member of the New York bar.

James W. Zimbler, 40, Interim President and Director

James W. Zimbler has been a principal of Alpha Corporate Advisors, LLC, since its inception in May 2002. Alpha is involved as a consultant in the mergers and acquisitions of public companies and consulting for private companies that wish to access the public markets. Prior to becoming a founding member of Alpha, he was involved in consulting for capital raising, re-capitalization and mergers and acquisitions for various clients. Mr. Zimbler is one of the initial shareholders in Accountabilities, Inc., f/k/a Human Trans Services Holding Corp (*"ACBT"*). Mr. Zimbler has recently focused his energies in the field of turnarounds of small emerging private and public companies. He has served on the Board of Directors and/or Officer of several companies since 2000, including, Triton Petroleum Group, Inc., Universal Media, Inc., and Genio Holdings, Inc.

Elliot Cole, Esq., 71, Director

Former Partner, Patton Boggs LLP. Elliot Cole has practiced corporate law for 40-plus years, more than 30 of which he has been a partner at Patton Boggs LLP. He has been a Director of Human Trans Services Holding Corp (OTC BB "HTSC") since May 2004. His expertise is rooted in the representation of early-stage companies. As a counselor of startups through mezzanine and later-stage financing, Mr. Cole assists with bringing companies in a wide range of businesses along to maturity. His broad-based contacts with financiers and investors have provided capital and management assistance to a number of the firm's clients over the years. Mr. Cole has served on the boards of several business, community and social organizations. He has been a trustee of Boston University, his alma mater, for over 20 years, having served on its Investment Committee and Community Technology Fund.

Executive Compensation

For the fiscal year ended December 31, 2005, no Officer/Director has been compensated with salaries or other form of remuneration except as set forth below:

	2005				
Name	Capacities in Which Remuneration Was Received	Period Ended	Cash Payment	Aggregate Restricted Share Remuneration	
Ronal Shapss (1)	Chairman of the Board	December 31, 2005	$ 4,615	$ 800,000	(2)
James W. Zimbler	Interim President	December 31, 2005	$ 112,192	$ 200,000	(2)
Richard Carter (3)	Vice President	December 31, 2005	$ 66,000	$ 200,000	(2)
George L. Riggs, III (4)	Chief Financial Officer	December 31, 2005	$ 13,846	$ -0-	
Michael S. Krome, Esq. (5)	General Counsel	December 31, 2005	$ 32,308	$ 37,500	(2)
James J. Carroll (6)	Chief Financial Officer	December 31, 2005	$ 45,923	$ 75,000	(2)
George Campbell	President	December 31, 2005	$ 23,076	$ 125,000	(2)
Elliott Cole	Director	December 31, 2005	$ -0-	$ 120,000	(2)

(1) Mr. Shapss was elected Chairman of the Board on February 15, 2005

(2) Based upon shares of restricted common stock of the Company, discounted

(3) Mr. Carter resigned as Director on June 24, 2005

(4) Mr. Riggs resigned as CFO on March 17, 2005

(5) Mr. Krome resigned as Director on August 1, 2006

(6) Mr. Carroll was elected Chief Financial Officer on March 17, 2005

(7) Mr. Campbell was elected President on August 1, 2005 and resigned on May 4, 2006

Director Compensation

Our directors receive no compensation for their services as director, at this time, other than what has already been paid by the issuance of shares of common stock.

Director and Officer Insurance

The Company does not have directors and officers ("D & O") liability insurance at this time.

DESCRIPTION OF THE STOCKHOLDER MATTER

Approval of the Certificate of Amendment to the Company's Certificate of Incorporation and related actions.

The Board of Directors (the "Board") by unanimous written consent dated as of May 4, 2006, and certain stockholders (the "Majority Stockholders"), owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of May 4, 2006, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of the State of Nevada changed the Company's name to "**High Velocity**

Alternative Energy Corp." or such similar available name, and will not be effective earlier than 20 days after the mailing of this Information Statement.

Purpose of Proposed Name Change

We negotiated an agreement with the American Petroleum Institute (API) with respect to the use of the API mark on our products, indicating that they have approved the content of our oil products.

Pursuant to agreement with API we have agreed, in order to avoid any confusion with their name and associated trademark to amend our corporate name to the proposed name contained herein.

In addition, the Board of Directors of the Company wants its corporate name to not be so restrictive and indicate its ability to expand into other possible opportunities in the energy field, of both conventional and potential alternative energies.

Procedure for the Approval of the Certificate of Amendment to the Company's Certificate of Incorporation

The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the *"Nevada Law"*). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

Required Approvals Obtained

The Board, by its unanimous written consent (the "Board Consent"), adopted resolutions approving the Certificate of Amendment to the Company's Certificate of Incorporation to amend the name of the Corporation to "**High Velocity Alternative Energy Corp.**" On the Record Date, the only issued and outstanding shares of the Company's capital stock entitled to vote on the proposed amendment were 47,303,400 shares of the Company's common stock, par value $.0001 per share (the "Common Stock"), of which the Majority Stockholders held in excess of 51% of the total stock entitled to vote on the proposed amendment. On April 20, 2007, the Majority Stockholders, by written consent in lieu of a meeting, approved the Certificate of Amendment to the Company's Certificate of Incorporation, a copy of which is attached to this Information Statement as Exhibit A. No further consents, votes or proxies are or were necessary to effect the approval of Certificate of Amendment to the Company's Certificate of Incorporation.

Dissenters' Rights of Appraisal.

Under Nevada Law, our dissenting shareholders, if any, are not entitled to appraisal rights with respect to our amendment, and we will not independently provide our shareholders with any such right.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Form 10-KSB and 10-QSB (the "1934 Act Filings") with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained at the Commission at 100 F Street, NW Washington, D.C, 20459. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, 100 F Street, NW Washington, D.C 20549, at prescribed rates. The Commission maintains a web site on the Internet (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission through the Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").

The following documents as filed with the Commission by the Company are incorporated herein by reference:

(1) Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006;

(2) Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006;

(3) Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006; and

(4) Annual Report on Form 10-KSB, as amended for the year ended December 31, 2005

IF YOU HAVE ANY QUESTIONS REGARDING THIS INFORMATION STATEMENT, PLEASE CONTACT:

By order of the Board of Directors of
TRITON PETROLEUM GROUP, INC.
f/k/a American Petroleum Group, Inc.
c/o Alpha Corporate Advisors, LLC
68 South Service Road
Suite 100
Melville, NY 11747
Phone - 631-577-4088
May 15, 2007
By: /s/ James W. Zimbler

Name: James W. Zimbler

Title: Interim President

CORRESP 1 filename1.htm

TRITON PETROLEUM GROUP, INC.
c/o Alpha Corporate Advisors, LLC
68 South Service Road
Suite 100
Melville, NY 11747
(631) 577-4088

April 23, 2007

Ms. Jill S. Davis, Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re: Triton Petroleum Group, Inc.
Form 10-KSB/A for Fiscal Year Ended December 31, 2005
Filed June 30, 2006
Form 10-QSB for Fiscal Quarter Ended September 30, 2006
Filed December 18, 2006
File No. 000-049950

Dear Ms. Davis:

With respect to the comments raised in your letter of October 4, 2005, please be advised that American Petroleum Group, Inc., has carefully reviewed each comment, and responds as follows.

1. We have revised the Form 10-KSB to include all responses contained on the separate response to your December 20, 2005 Letter.

2. Although at the time of filing the Form 10-KSB for the Fiscal Year Ended December 31, 2005, we had believed we reached an agreement with the Cornel Capital Partners LP and Highgate House Funds Ltd. However, as of yet no agreement has been concluded. The Company is still in discussions about a possible resolution for the amount due and owing.

3. We can confirm that we performed the appropriate analysis under SFAS 5, and did determine that we are not subject to any liability, and have not been notified of any claims. Accordingly, this matter has been closed on the books and records of the Company.

Re: Triton Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
April 23, 2007

4. We will include the following in all subsequent amendment and filings. "The terms of the Settlement Agreement with Concentric Consumer Marketing, Inc. were that the Company and agreed to pay the agreed to 50% settlement for a total amount of $27,000, with Payments according to the following schedule:

a. Sept. 6 - $5,000
b. Sept. 15 - $7,000
c. Oct. 15 - $5,000
d. Nov. 15 - $5,000
e. Dec. 15 - $5,000

The Company made the first two (2) payments and thereafter was unable to make any further payments. Concentric Consumer Marketing, Inc. has not contacted the Company subsequently."

5. The offering was recorded in the statement of Shareholder's equity for the year ended December 31, 2005, as an issuance of 3,208,000 shares of common stock for $1,000,000 on September 30, 2005.

6. The Company issued 4,082,143 shares to induce investment, convertible debt, into the Company on September 30, 2005 as previously discussed on page 16 of the Management Discussion and Analysis. This is an expanded disclosure.

7. As disclosed in note G to the financial statements, the Company entered into a "stock borrowing arrangement", whereby the Company sold previously issued shares of the Company stock for $500,000. This sale occurred in 2004. In 2005, the Company issued 50,000 post-reverse split shares to the original holders of the stock, valued at $7,500, resulting in a forgiveness of debt to the Company of $492,500.

8. The facts surrounding the dispute with Amisano Hanson are that we did not believe that the services provided by them were commensurate with the amounts billed by the firm. A partial payment was made to the firm, and there has been no further communication or demands from the Firm to the Company since that time regarding this matter. Therefore we consider this matter closed.

9. As disclosed in Note K of the financial statements, the shares were issued as compensation to the individuals noted within that footnote.

10. We will revise the presentation of Item 14 to comply.

Re: Triton Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
April 23, 2007

11. Paragraph 5 of the Report of Independent Registered Public Accounting Firm is an emphasis of a matter. As you can see from paragraph 3, the opinion paragraph, the opinion is not qualified.

12. We have inserted an explanation for the increase in inventory at the end of Fiscal 2005 over Fiscal 2004, as follows:

> "The Company had an increase of 107% in inventory at the close of Fiscal 2005 over fiscal 2004 due to timing differences in the operation of the business. In addition, the Company was in the process at the close of Fiscal 2005 of gearing up for an anticipated increase in sales. Finally, the Company was able to purchase more inventory at the close of Fiscal 2005 than it was able to at the close of Fiscal 2004 due to having more financial capacity."

13. We believe that because of materiality considerations, that the readers are better served by separating the cash payments from the share-based payments.

14. Included in Other expenses in 2005, are the following

Edgar Filing Fees	$	11,488
Payroll processing fees		49,301
Taxes		22,761
Fuel charges		30,180
Other		84,006
	$	197,736

The increase over the prior year is consistent with the increase in total expenses.

15.

	2005	2004
Stock shares issued per Statement of Equity (Deficit)	6,221,282	2,222,450
Stock Activity on Statements of Cash Flows:		
Compensation	5,122,500	1,523,200
Issuance of common stock	3,826	2,325
Increase in additional paid-in capital	1,008,946	698,535
Insignificant difference	86,010	(1,610)
	6,221,282	2,222,450

16. The Company, at the time of the filing of the Annual Report of Form 10-KSB for the Fiscal Year Ended December 31, 2005, had a commitment for the stated financing. Subsequently, due to the inability of the Company to maintain its listing on the OTCBB, the commitment was withdrawn.

17. The Company at that time had no idle plant that needs to be accounted for. We believe the disclosure is as quoted, is a general statement of what is covered by the pronouncement.

18. The numerator in the calculation of diluted loss per share represents the interest expense calculated on the loans that have warrants associated with them. We believe the presentation is in compliance with FAS 128.

19. We believe the presentation of this matter is in agreement with GAAP.

20. We have revised the disclosure to indicate "that a long-lived assets is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset as contemplated by paragraph 7 of FAS 144."

21. We believe the presentation is adequate to inform the reader as to the absence of activities that affect recognized assets or liabilities as contemplated by paragraph 32 of FAS 95, but if the financial statements need to be resubmitted, we will clarify further.

22. The Purchase Price was to be 3.5 times earning, plus assumed debt of approximately $300,000. Since the Company did not anticipate that there would be any earning on the one-year anniversary date of July 1, 2006, the 3.5 times earning formula was not considered in determining the purchase price of Triton was determined to be the net value of the assets acquired plus the value of liabilities assumed.

23. Paragraph 51(e) of FAS 141 requires disclosure of the following information - "A condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date." We believe our disclosure meets those guidelines and includes the suggested disclosures exampled in Appendix C of FAS 141.

24. As disclosed in Note E, the purchase is contingent on earnings of the sub for the period ended July 1, 2006. We believe this meets the criteria of paragraph 51(h) of FAS 141.

25. We can confirm that we performed the appropriate analysis under SFAS 5, and did determine that we are not subject to any liability, and have not been notified of any claims. Accordingly, this matter has been closed on the books and records of the Company.

26. At December 31, 2005, it was the belief of the Company that the amount would be recoverable through negotiation or litigation, and was in fact in negotiations to reach a resolution. We believed that Oilmatic and its principles were in a position and desired to resolve the amount due with the Company. Subsequent to the issuance of the Form 10-KSB for December 31, 2005, we have determined, due to the breakdown of any negotiations, that protracted litigation is necessary to recover the amount and the outcome of the litigation is uncertain. Therefore this amount will be written off for the year ended December 31, 2006 and the proper disclosure will be included on said filing.

27. Our analysis showed that the former President/Shareholder would be unable to collect any amounts due from the non-Company and Third Party Agreements, due to the obligations being unenforceable against the Company. This is the result of our analysis that the transactions involved self-dealing by the President/Shareholder on both sides of the transactions. The former President/Shareholder has not pursued this matter since new management took over in September 2004, and has in fact recognized the difficulty in perusing the potential claims. We can confirm that we performed the appropriate analysis under SFAS 8, and did determine that we are not subject to any liability, and have not been notified on any claims and in our opinion this matter has been closed on the books and records of the Company.

28. We believe the value used is appropriate for the following reasons, (1) the shares of the Company are thinly traded, (2) there is no equity in the Company, and (3) the vast majority of the shares of the Company were restricted securities and if all restrictions were lifted and shares traded, the value of the shares would be significantly reduced. Therefore we believe the true fair value of the shares issued in relation to these business transactions were significantly lower than the quoted market price at the time of the transaction and were issued and included in the stock shares in the issued line item of the financial statements

29. Paragraph 51(e) of FAS 141 requires disclosure of the following information - "A condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date." We believe our disclosure meets those guidelines and includes the suggested disclosures exampled in Appendix C of FAS 141.

30. The statement refers to the belief of the Company that the former President/Shareholder of the Company is not entitled to any payments for the use of the equipment or rent for the property, due to the fact that he is in a dispute with former partners and previous owner of the equipment and property. Nevertheless, we believe that we have properly accounted for the payment of rent to the purported owner with the payment shown on the balance sheets.

31. We do not believe that the note in question constitutes a embedded derivative, in that it is a conventional convertible debt instrument in which the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares or the equivalent amount of cash (at the discretion of the issuer).

32. The Notes in question were ordinary promissory notes, a sample of which is annexed to this response a supplementary material. The Notes contained an option for the Note Holder to obtain shares of the Company at a price of $0.01 per share, for each dollar loaned to the Company. These Promissory Notes did not contain any imbedded derivatives as defined in paragraph 4 of EITF 00-19. The Promissory Notes were not a conventional convertible debt instrument, nor did they contain imbedded derivative instruments, nor are they a conventional warrant. They are bargain purchase options.

33. The terms of the Note provide....These Promissory Notes did not contain any imbedded derivatives as defined in paragraph 4 of EITF 00-19. The Promissory Notes were a conventional convertible debt instrument, nor did they contain imbedded derivative instruments, nor are they a conventional warrant.

34. The lender made the stated claims after not receiving any communication from management. Thereupon the Company advised the lender of the requested information and the lender has made no further claim or assertion against the Company. The Company does not believe it is in default of the obligation and no loss contingencies have been made in accordance with paragraph 8 of FAS 5.

35. The Company accounts for share-based compensation in accordance with policies disclosed in Note C, as previously discussed in item 19, above.

36. The certifications have been updated.

37. We no longer depreciate idle property because the amount is deemed immaterial.

38. Basic and diluted loss per share are the same amount, and it is on one line on the Income Statement.

We believe we have addressed each of your comments in this response. Please feel free to contact me, or Counsel, Michael S. Krome, at (631) 737-8381, if you have any questions.

Notwithstanding, the comments of the Commission, we acknowledge that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and
- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

James W. Zimbler,
Interim President

CORRESP 1 filename1.htm

TRITON PETROLEUM GROUP, INC.
c/o Alpha Corporate Advisors, LLC
68 South Service Road
Suite 100
Melville, NY 11747
(631) 577-4088

April 23, 2007

Ms. Jill S. Davis, Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re: Triton Petroleum Group, Inc.
Form 10-KSB/A for Fiscal Year Ended December 31, 2004
Filed April 1, 2005
Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005
Filed November 21, 2005
Response Letter dated November 16, 2005
File No. 0-049950

Dear Ms. Davis:

With respect to the comments raised in your letter of December 20, 2005, please be advised that American Petroleum Group, Inc., has carefully reviewed each comment, and responds as follows. Where appropriate we will submit amended filings as soon as possible.

Description of Business

Overview

1. We have read your response to prior comment two, with respect to reclamation work on the property associated with the terminated lease, where you state that "we believe that the passage of time allows us to believe that there is no further liability to the Company." Please confirm, if true, that you performed the appropriate analysis under SFAS 5 and determined that no liability exists, even though you terminated the lease.

Re: Triton Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
April 23, 2007

We can confirm that we performed the appropriate analysis under SFAS 5, and did determine that we are not subject to any liability, and have not been notified of any claims. Accordingly, this matter has been closed on the books and records of the Company.

Description of Property

2. With respect to the subsequent resolution of the matter in prior comment eight, please tell us whether or not the resolution had an accounting impact to your current filings with the Commission. If applicable, explain how you have or will account for the resolution.

We are continuing negotiations with the holder of the real property, who is the former President of the Company. We do not anticipate any resolution of the matter will affect previous filings, in that the payments in any potential settlement would be properly accounted for at the time of the resolution. At this point in time, due to the uncertainty of the potential payment amount, there cannot be any quantification of the amount. We do not believe there is any material impact on the current filings.

Financial Statements, page 1

Report of Independent Registered Public Accounting Firm, page 1

3. We note that the audit report you filed does not include the signature of the auditor. Please amend your filing to include an accountants' report to conform to Rule 2-02(a)(2) of Regulation S-X.

We have corrected the oversight, and included a signed copy of the audit report with the filing.

General

4. We note from your response to prior comment 12 that you issued notes and warrants that entitled each holder an option to purchase one share of common stock. Please tell us where you have filed the associated agreements as exhibits, if material, or provide us with copies of the applicable agreements. In the meantime, please perform an analysis of the pertinent terms of the notes and warrants to determine whether or not liability classification is required under SFAS 150, SFAS 133 or EITIF 00-19. In this regard, you will need to determine if the notes meet the definition in paragraph 4 of EITF 00-19 of conventional convertible debt or whether it contains embedded derivatives

Re: Triton Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
April 23, 2007

that must be bifurcated from the debt host. In addition, the warrants should be analyzed to determine whether or not they meet the definition of a freestanding warrant as defined in SFAS 133. Refer to the Current Accounting and Disclosure Issues in the Division of Corporation Finance outline on the sec.gov website, under Item II.B, located at the following address, http://www.sec.gov/divisions/corpfin/acctdis120105.pdf for additional information regarding this topic.

The Notes in question were ordinary promissory notes, a sample of which is annexed to this response as supplemental material. The Notes contained an option for the Note Holder to obtain a share of the Company at a price of $0.01 per share for each dollar loaned to the Company. These Promissory Notes did not contain any imbedded derivatives as defined in paragraph 4 of EITF 00-19. The Promissory Notes were not a conventional convertible debt instrument, nor did they contain imbedded derivative instruments, nor are they a conventional warrant. They are bargain purchase options.

Consolidated Statements of Stockholders' Equity (Deficit), page 4

5. Please explain, in sufficient detail, the accounting transaction that resulted in the beginning balance at January 1, 2003 for common stock shares totaling 750,000, additional paid in capital totaling $99,250 and retained deficit totaling ($92,466). It appears that you may have affected a stock split. However, this in not apparent from any disclosures made within this filing. In this regard, we note that Statement of Stockholders' Equity (Deficit) previously filed in the Form 10-KSB for the fiscal year ended December 31, 2003 for American Capital Alliance, Inc. had different balances for common stock, number and par, and additional paid in capital as of December 31, 2002 and 2003 in comparison to the balances presented in the same statement within your amended Form 10-KSB/A. Please advise.

A stock split occurred effective October 29, 2004, and the filings have been revised to include a footnote disclosure to that effect.

Consolidated Statements of Cash Flows, page 5

6. We note from your response to prior comment 15 that you have presented a non-cash item within the investing cash outflow line Acquisition of new subsidiary. This treatment is not consistent with your non-cash transactions accounting policy described in Note E, where your state "Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement." Refer to paragraph 32 of SFAS 95, which states that information about all investing and financing activities

Re: Triton Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
April 23, 2007

during a period that affects recognized assets or liabilities but does not result in cash receipts or cash payments in the period are to be reported in related disclosures, and revise your presentation as appropriate. Please confirm that no other items within your cash flow statement represent non-cash items.

We can confirm that there are no other non-cash items in our cash flow statement.

7. We have read your response to prior comment 16 and reviewed your revised Consolidated Statement of Cash Flows for the periods presented. However, it is unclear whether or not you have properly applied paragraph 32 of SFAS 95 in your revised presentation. In this regard, we would expect the cash received from the issuance of common and preferred stock to represent the amount of cash received or the sum of the amounts reflected under par value and additional paid in capital, as shown on your Consolidated Statement of Stockholders' Equity (Deficit). Please review your presentation again and confirm that the amounts presented do not contain non-cash items and reconcile the revised line items, Issuance of commons tock and Increase in additional paid-in capital, Consolidated Statement of Stockholders' Equity (Deficit).

We believe that we have properly applied paragraph 32 of SFAS 95, as indicated below.

	2005	2004
Stock shares issued per Statement of Equity (Deficit)	6,221,282	2,222,450
Stock Activity on Statements of Cash Flows:		
Compensation	5,122,500	1,523,200
Issuance of common stock	3,826	2,325
Increase in additional paid-in capital	1,008,946	698,535
Insignificant difference	86,010	(1,610)
	6,221,282	2,222,450

Note F - Business Combinations, page 10

8. We have read your response to prior comment 18 and continue to believe that the issuance of your common stock in one fiscal period and the subsequent cancellation and return of those shares to your treasury in another fiscal period appears to need to be reported in your financial statements. In this regard, when you issued the shares in 2003, we would expect you to credit the par value of your common stock and additional paid in capital, as appropriate. In 2004, you would then reduce the same accounts that previously were

Re: Triton Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
April 23, 2007

increased when the shares were issued. This presentation would vary depending upon whether you formally retired the shares or placed the shares in treasury, in which case you would record the transaction under either par value or cost method. Since you have not presented treasury stock on balance sheet, it appears that you have formerly retired these shares. As the journal entries necessary to properly reflect your issued and outstanding stock would impact your EPS calculation, please revise your presentation as appropriate.

We properly calculated EPS reflecting the fact that the shares were formerly retired and not placed in treasury since the shares were cancelled and not repurchased. Both par value of our common stock and additional paid-in capital were properly reduced to reflect the formal retirement of these shares.

Motor Parts Warehouse, Inc. ("MPW"), page 11

9. Please address the following items, based on your response to prior comment 19 and the associated disclosure under this heading:

- You disclose in your filing that you issued 5,000,000 shares of common stock for an option to acquire the outstanding stock of MPW, yet you indicate in your response that you issued 13,300,00 shares to MPW. Please reconcile these statements and explain why you have not reported the issuance of these shares in your Consolidated Statements of Stockholders' Equity (Deficit) for the period presented:

- Expand your disclosure to indicate the date on which you issued the shares:

- Explain why you have reported this transaction in the line item Compensation expenses as it appears that this transaction would be more appropriately by reported in the Acquisition expense line item:

- We note that you have used a restricted stock discount of 35% in valuing the issuance of these shares. Please note that the staff believes that the available quoted market prices are evidence of the fair value of a financial instrument and that block discounts are not in accordance with GAAP in determining fair value. Please refer to paragraphs 5 and 58 of SFAS 107, paragraph 3a of SFAS 115 and footnote 3 of EITF 98-5 and support your valuation or revise your fair value measurement accordingly.

The shares issued for the transaction are as follows:

MPW 5,000,000 shares

Includes SASCO, GMG, Tri-State Stores

Issued December 9, 2003

Re: Triton Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
April 23, 2007

APPC 5,000,000 shares
Issued on October 21, 2003

Consulting Services 3,300,000 shares
Issued on October 21, 2003
Alpha Advisors, LLC
New Century Capital Consultants, Inc.
National Securities Corporation
Commonwealth Partners NY, LLC

As disclosed in Note F, G, H, I and Note K of the financial statements.

We will reclassify the acquisition expense if necessary on future filings.

We believe the value used is appropriate for the following reasons, (1) the shares of the Company are thinly traded, (2) the is no equity in the Company, and (3), the vast majority of the shares of the Company were restricted securities and if all restrictions were lifted and shares traded, the value of the shares would be significantly reduced. Therefore we believe the true fair value of the shares issued in relation to these business transactions were significantly lower that the quoted market price at the time of the transaction. We feel that a 35% discount was appropriate value.

10. We note your response to prior comment 21 wherein you explain that you believe the transaction and agreements are unenforceable against the Company "due to the fact that it was not an arms length transaction and we believe done to make the Company a party to the transaction." You further indicate that you are not "accounting for nor assuming "payment obligations and all other agreements"." While we do not understand how your argument that a transaction not completed under arms length negotiations is not enforceable, we note that you continue to disclose in your amended Form 10-KSB/A that "AMAI assumes all payment obligations and all other agreements of Alliance as set forth in the four "Promissory Notes"; and AMAI assumes all payment obligations and all other agreements of Alliance to Harris Bank." In your response to prior comment 20 you indicated that you had made it clear that AMAI represents the old trading symbol of the Company and that AMAI "is now American Petroleum Group, Inc.;" therefore, it appears from your disclosure that you have assumed all legal liability associated with the transactions and agreements you describe at length under the Alliance Petroleum Products Company disclosure within Note F. and have not sufficiently explained why you are not liable for the items you disclose that

Re: Triton Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
April 23, 2007

you have accepted responsibility for, we reissue our prior comment 21 in its entirety.

We have revised the amended filings to remove any language related to the purported assumption by the Company of the debts indicated the transaction involving the affected previous management of the Company

11. We note your disclosure that you issued 5,000,000 shares of common stock for the purchase of Alliance, which you have treated as a business combination. You further disclose with respect to this transaction that "The aggregate acquisition price was $856,200, which consisted of 1,107,500 of the Company's common stock valued at $.54 and cash advances outstanding to Company at the time of consummation of the transactions." Please reconcile the difference in shares you disclose as being issued for this acquisition and further reconcile these shares to your Consolidated Statements of Stockholders' Equity (Deficit). Additionally, please support your use of a discounted common stock price under the following accounting guidance, paragraphs 5 and 58 of SFAS 107, paragraph 3a of SFAS 115 and footnote 3 of EITF 98-5

We are revising the disclosure in Note F to correct the reference to number of shares and share value to be consistent with the disclosures regarding Alliance. We believe that the information related to the discount as set forth in the last response to Comment 9 apply here as well, since it relates to the same transaction. The entirety of the transaction includes 20,000,000 pre-split shares (1,000,000 post split shares) as fully disclosed in Note F to the Audited Financial Statements of December 31, 2004.

Note G - Notes Payable to Stockholders, page 14

12. We have read your response to prior comment 23 and do not understand the terms of the arrangement with the stockholder/officers of the Company and the associated journal entries. Please provide us with the journal entries you recorded when i) the stockholder/officers transferred 50,000 post-split shares into an escrow account, ii) the shares were sold and the $500,000 proceeds were transferred to the company.

The 50,000 post-split shares that are the subject of this transaction were owned by various third-party shareholders, and deposited into a brokerage account not controlled by the Company. Shares were then sold by the escrow agent in the open market, and the funds were then forwarded to the Company,

Re: Triton Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
April 23, 2007

which recorded the transactions as a $500,000 addition to cash, with a offsetting note payable to stockholders of 500,000.

Note I - Related Party Loans Payable to Officers/Stockholders, page 15

New Century Capital Consultants, - Notes Payable, page 16

13. Based on your response to prior comment 24 and your disclosure under this heading, please tell us whether this note has an associated registration rights agreement. In this regard, we note your statement that "on a one time basis the lender upon written demand after the six months can require the Company to prepare and file a registration statement under the Securities and Exchange Act of 1933 for an offering up to 1,000,000 shares." Please provide an analysis of the pertinent terms of this note to determine whether or not it represents conventional convertible debt or whether it contains embedded derivatives that must be bifurcated from the debt host. Please refer to the definition of conventional convertible in paragraph 4 of EITF 05-2. You should also refer to the definition of an embedded derivative within paragraph 12 of SFAS 133.

    We have reviewed paragraph 4 of EITF 00-19 and further guidance provided by EITF 05-2, and have determined that since the note holder has agreed to waive any demand for a registration statement, with an agreement that holder will be able to convert its debt in a manner para passu to various related party shareholders at a date not yet determined.

14. We have read your response to prior comment 25, where you indicate that "As previously stated, the issue has been resolved in the fourth quarter." Please tell us where your disclosure indicates that a resolution has been reached with the lender in your 2005 third quarter Form 10-QSB/A as we are unable to locate such disclosure.

    The Company will update its disclosure to indicate the terms of the resolution.

Other Stockholders, page 17

15. We have read your response to prior comment 27 where you indicate that your previous 10-KSB disclosure was incorrect in describing the instruments issued to other stockholders as options and that they are, instead, warrants. As you did not revise your disclosure in your amended Form 10-KSB/A, please amend your filing to clarify that you issued warrants. In addition, you state to "See the disclosure as set forth in response to Comments 11 and 12." Please

Re: Triton Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
April 23, 2007

confirm, if true, that these are the same notes and warrants addressed by prior comments 11 and 12.

We can confirm that the instruments issued to other stockholders as options are the same notes and warrants addresses by prior comments 11 and 12.

Note J - Stockholders' Equity, page 17

16. We have reviewed the Common and Preferred Stock Reconciliation you provided in response to prior comment 28 and note that the number of shares you show as issued and disclosed in the supplemental schedule totals 1,453,750. This amount does not agree with the sum of the issuances you describe in this note, totaling 1,749,375. Please reconcile this difference or revise your disclosure to clearly indicate the total number of shares issued under each agreement or change of control.

    Note J will be revised to include all common and preferred stock shares issued by the Company in relation to compensation to shareholders and acquisition costs for all shares issued.

Exhibits 31.1 and 31.2

17. We note that your certifying officers identify their title in the opening line. As this is not contemplated by Exhibit 31 if Regulation S-B, which is to be provided exactly as set forth, please revise to include the name of the certifying officer only. In addition, you should not reference the type of report as annual or quarterly within the certification, as this is not exactly as set froth in Exhibit 31. Finally, please review paragraph 5(a) and ensure that it is worded exactly as set forth in Exhibit 31 as it currently is not. This comment applies to all certifications you filed in your amended Forms 10-KSB/A and 10-QSB/A.

    We have revised and corrected Exhibit 31.1 and 31.2 on all filings

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
General

18. We note that the title page to your second and third quarter Form 10/QSB/A reference American Capital Alliance, Inc. Please revise this title to reference the Company's name as of November 1, 2004.

Re: Triton Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
April 23, 2007

We have revised the title to reflect the Company name as of November 1, 2004.

Note G - Notes Payable

Highgate House Funds, Ltd.

19. We have read your response to prior comments 29 and 31 and are unable to locate any footnote disclosures in your amended Form 10-QSB/A for the quarter ended June 30, 2005. Once you have filed an amendment to this Form with the appropriate footnote disclosures, we may have further comment. In the meantime, please provide an analysis of the convertible debenture identified through prior comment 29 in a manner similar to that requested in comment [1}3.

Notes G and L of the December 31, 2005 Form 10-KSB properly disclose the all the key terms of the Company's borrowing with Highgate House Funds, Ltd.

Note G - Notes Payable, page 15

Highgate House Funds, Ltd., page 16

20. We note from your response to prior comment 30 that you determined the amount of financing transaction expense by multiplying the number of shares you issued by $.70. Please confirm, if true, that the $.70 represents fair market value as of the date of issuance or otherwise advise.

The $.70 per share used in the calculation represents the fair market value at the date of issuance.

Form 10-QSB/A for the Fiscal Quarter Ended September 30, 2005
Interim Consolidated Balance Sheets, page 2

21. Please tell us the reason for the 130% increase in inventory from December 31, 2004 and indicate whether or not any items included within the balance have been reviewed for possible impairment.

The Company significantly increased its inventory of base oil and additives used in manufacturing its products. The increase in inventory was primarily financed through the increase in the loans payable to officers/stockholders. All inventory was reviewed for impaired assets and it was determined that there was no impaired assets.

Re: Triton Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
April 23, 2007

22. Please tell us and expand your disclosure accordingly to explain how you generated the goodwill balance of $125,602 as we are unable to determine from your current disclosure.

    The amount represents the excess of acquisition price and liabilities over net assets acquired from the acquisition of the assets of Triton Petroleum, LLC on July 1, 2005. This amount was written off as an impaired asset at December 31, 2005 since there has been no activity with respect to Triton Petroleum, LLC asset acquisition.

Interim Consolidated Statements of Cash Flows, page 5

23. Please reconcile the cash inflow from the Issuance of Common Stock totaling $12,280, and Proceeds from Additional Paid In Capital, totaling $318,399, with the total of the amounts shown in your Interim Consolidated Statements of Stockholders' Equity (Deficit) for the same line items, totaling $12,175 and $5,581,381. Please also explain where the receipt of cash is shown for the issuance of the preferred stock.

    There was no cash received with respect to the issuance of the preferred stock. The issuance of the preferred stock was included in compensation expense as no cash was received. We will correct and the Company will re-issue Consolidated Statements of Cash Flow to properly include all non-cash items.

Note F - Business Combinations (Continued), page 13

24. We note your statement the "Goodwill (excess of purchase price over net assets acquired) of $822,262 arising in the above described acquisition had been recognized at the time of the purchase." Please revise this disclosure to the amount you explained in your response to prior comment six was the correct amount of goodwill recorded and subsequently written off, or so advise. The comment applies to your Form 10-KSB/A and subsequent Forms 10-QSB/A, wherever the incorrect amount of goodwill is disclosed.

    We have revised the disclosure to reflect the amount disclosed in prior comment 6.

Triton Petroleum LLC, page 14

25. Please tell us how you have accounted for the liability associated with the Asset Purchase Agreement you entered into on July 1, 2005. In this regard, we note that you will be required to pay 3.5 times the net earnings of the assets and operations formerly owned by Triton on July 1, 2006.

Re: Triton Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
April 23, 2007

For the three-month period ended September 30, 2005, Triton Petroleum had a net loss of $71,968. At such time as Triton Petroleum recognizes net earnings, we will make the appropriate accounting entry to record the liability associated with the July 1, 2005 asset purchase.

Note G - Notes payable, page 15

26. We note your disclosure with respect to the stock borrowing arrangement is stale. In this regard, you make reference to June 30, 2005. Please update your disclosure and further indicate whether or not the shares you were obligated to return to the original holders was done so by April 2005 or make reference to any penalties incurred if you do not meet the terms of the arrangement.

We have updated the reference to read September 30, 2005. We have not completed the issuance of the shares, and there is no penalty against the Company for this non-issuance.

We believe we have addressed each of your comments in this response. Please feel free to contact me, or Counsel, Michael S. Krome, at (631) 737-8381, if you have any questions.

Notwithstanding, the comments of the Commission, we acknowledge that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and
- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

James W. Zimbler,
Interim President

DEF 14C 1 sch14c.htm SCHEDULE 14C

SCHEDULE 14C INFORMATION
(Rule 14c-101)

**Information Statement Pursuant to Section 14(c)
of the Securities Exchange Act of 1934**

Filed by the Registrant [X] Filed by a party other than the Registrant [ ]
Check the appropriate box:

[X] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to ss.240.14a-11(c) or ss.240.14a-12

TRITON PETROLEUM GROUP, INC.

f/k/a AMERICAN PETROLEUM GROUP, INC.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement,
if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X] No fee required
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1) Title of each class of securities to which transaction applies:
(2) Aggregate number of securities to which transaction applies:
(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
(4) Proposed maximum aggregate value of transaction:
(5) Total fee paid:
[ ] Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1) Amount Previously Paid:
(2) Form, Schedule or Registration Statement No.:
(3) Filing Party:
(4) Date Filed:

INFORMATION STATEMENT TO STOCKHOLDERS
OF
TRITON PETROLEUM GROUP, INC.
f/k/a AMERICAN PETROLEUM GROUP, INC.

c/o Alpha Corporate Advisors, LLC
68 South Service Road
Suite 100
Melville, NY 11747
631-577-4088

THIS INFORMATION STATEMENT IS BEING PROVIDED TO YOU BY THE BOARD OF DIRECTORS OF THE COMPANY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

This Information Statement is furnished to holders of shares of common stock, $0.0001 par value (the "Common Stock"), of **TRITON PETROLEUM GROUP, INC. f/k/a AMERICAN PETROLEUM GROUP, INC.** (the "Company") to notify such stockholders that on or about April 20, 2007, the Company received written consents in lieu of a meeting of stockholders from holders of a majority of the shares of Common Stock representing in excess of 50.1 % of the total issued and outstanding shares of voting stock of the Company (the "Majority Stockholders") approving the Certificate of Amendment to the Certificate of Incorporation of the Company, pursuant to which the Company's name will change to "**High Velocity Alternative Energy Corp.**" (the "Name Change").

The Company had previously filed a Schedule 14C Information Statement on December 5, 2005, wherein we notified our shareholders that the name of the Company was being changed from American Petroleum Group, Inc. to Triton Petroleum Group, Inc. In light of the determination of the Company that it wants its corporate name to not be so restrictive and indicate its ability to expand into other possible opportunities the Board of Directors determined to change the name of the Corporation to **High Velocity Alternative Energy Corp.**

This Information Statement describing the approval of the Name Change (the "Stockholder Matter") is first being mailed or furnished to the Company's stockholders on or about May 1, 2007, and such matters shall not become effective until at least 20 days thereafter. Expenses in connection with the distribution of this Information Statement will be paid by the Company and are anticipated to be less than $2,500.

The Board of Directors knows of no other matters other than those described in this Information Statement which have been recently approved or considered by the holders of a majority of the shares of the Company's voting stock.

OUTSTANDING VOTING SECURITIES

As of April 13, 2007 (the "Record Date"), out of the 100,000,000 shares of Common Stock authorized there were 47,303,400 shares of Common Stock issued and outstanding, and out of the 10,000,000 shares of preferred stock authorized there were 1,500,000 shares of the preferred stock issued and outstanding outstanding.

Only holders of record of the Common Stock at the close of business on the Record Date were entitled to participate in the written consent of the Company's stockholders. Each share of Common Stock was entitled to one (1) vote. Each share of Series B Convertible Preferred Stock was entitled to forty-five (45) votes.

The Company's Board of Directors approved this action as of April 20, 2007 and recommended that the Articles of Incorporation be amended in order to effectuate the name change.

The proposed Amendment to the Articles of Incorporation to amend the name of the Corporation to "**High Velocity Alternative Energy Corp.**" will be filed with the Nevada Secretary of State and will be effective upon filing by the Secretary of State of Nevada on May 21, 2007. If the proposed Amendment were not adopted by written majority shareholder consent, it would have been necessary for this action to be considered by the Company's shareholders at a special shareholder's meeting convened for the specific purpose of approving the Amendment.

The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the *"Nevada Law"*). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

The Board of Directors of the Company has determined that all Shareholders ARE NOT REQUIRED to return their certificates to have them re-issued by the Transfer Agent.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of April 13, 2007, with respect to the beneficial ownership of the 47,303,400 outstanding shares of the Company's Common Stock and 1,500,000 of the Company's Series B Cumulative Convertible Preferred Stock, by (i) each person known by the Company to beneficially own five percent or more of the outstanding shares; (ii) the Company's officers and directors; and (iii) the Company's officers and directors as a group. A person is deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within sixty (60) days.

	No. of Common	% ownership	No. of Series B Preferred	(1)	% Ownership (2)
Ronald Shapss (3)	1,750,000	3.6	250,000		27.5
Elliot Cole (3)	225,000	*	-		
James W. Zimbler (3) (4)	1,158,000	2.4	18,000		4.1
Keystone Capital Resources, LLC (5)	1,500,000	3.1	167,585		19.1
1328 Zion Road					
Bellefonte, PA 16823					
Malibu Management Company (5)	-		16,000		*
Michael S. Krome, Esq. (4)	225,000	*	42,780		*
Alpha Advisors, LLC (4)	391,250	*	-		
Highgate House Funds Ltd.	3,175,000	6.7			
101 Hudson Street, Suite 3700					
Jersey City, NJ 07302					
Alliance Financial Networks Inc. (6)	600,000	*	184,000		18.7
2291 Arapahoe					
Boulder, CO 80302					
William Boussung (6)	500,000	*	-		
10300 West Charleston #13-378					
Las Vegas, NV 89135					
The Margolies Family Trust	3,000,000	6.3	-		
Michael Margolies	-		100,000		9.5
Richard Carter	-		150,000		14.2
Michael Cahr	-		100,000		
Officers and Directors as a	4,633,000	9.7	451,585	(7)	52.8
Group (5 persons) (3)					

(1) Each one share of the Series B Cumulative Convertible Preferred Share ("Preferred Shares") is convertible a the option of the holder into 45 shares of common stock of the company

(2) Assuming conversion of all Series B Preferred shares at a ration of 1 Series B Preferred share to 45 common shares

(3) Officer/Director of the Company

(4) Alpha Advisors, LLC is controlled by James W. Zimbler (2,658,000), George L. Riggs (150,000 shares), and Michael S. Krome. When all of the ownership percentages are added, totaling 3,033,000 shares, the control percentage for Alpha Advisors LLC is 6.4% for the common shares and 30.6%, if voted as a block.

(5) Keystone Capital Resources, LLC and Miami Management Company, LLC are controlled by James W. Zimbler, Interim President. When the holdings of Mr. Zimbler and Keystone Capital Resources, LLC are

combined, the total of 2,658,000 common shares equals 5.6%, including the preferred shares, the total is 24.7%

(6) Alliance Financial Networks, Inc. is controlled by William Boussung. Combined, the total number of common shares and preferred shares, is 1,100,000, equaling 19.8%.

(7) The 451,585 of Series B Cumulative Convertible Preferred shares converts into 24,954,325 shares of common stock.

Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act.

The following individual has been appointed by to our Board of Directors, effective March 2, 2007, to the position(s) indicated:

Name	Age	Position
Ron Shapss	58	Chairman of the Board
James W. Zimbler	40	Interim President and Director
Elliot Cole Esq.	71	Director

Ron Shapss, 58, Chairman of the Board
Mr. Shapss is the founder of Ronald Shapss Corporate Services, Inc., ("RSCS") a company engaged in consolidating fragmented industries since 1992. RSCS was instrumental in facilitating the roll-up of several companies into such entities as U.S. Delivery, Inc., Consolidated Delivery & Logistics, Inc. Mr. Shapss was also the founder of Coach USA, Inc. A 1970 graduate of Brooklyn Law School, Mr. Shapss is a member of the New York bar.

James W. Zimbler, 40, Interim President and Director
James W. Zimbler has been a principal of Alpha Corporate Advisors, LLC, since its inception in May 2002. Alpha is involved as a consultant in the mergers and acquisitions of public companies and consulting for private companies that wish to access the public markets. Prior to becoming a founding member of Alpha, he was involved in consulting for capital raising, re-capitalization and mergers and acquisitions for various clients. Mr. Zimbler is one of the initial shareholders in Accountabilities, Inc., f/k/a Human Trans Services Holding Corp (*"ACBT"*). Mr. Zimbler has recently focused his energies in the field of turnarounds of small emerging private and public companies. He has served on the Board of Directors and/or Officer of several companies since 2000, including, Triton Petroleum Group, Inc., Universal Media, Inc., and Genio Holdings, Inc.

Elliot Cole, Esq., 71, Director
Former Partner, Patton Boggs LLP. Elliot Cole has practiced corporate law for 40-plus years, more than 30 of which he has been a partner at Patton Boggs LLP. He has been a Director of Human Trans Services Holding Corp (OTC BB "HTSC") since May 2004. His expertise is rooted in the representation of early-stage companies. As a counselor of startups through mezzanine and later-stage financing, Mr. Cole assists with bringing companies in a wide range of businesses along to maturity. His broad-based contacts with financiers and investors have provided capital and management assistance to a number of the firm's clients over the years. Mr. Cole has served on the boards of several business, community and social organizations. He has been a trustee of Boston University, his alma mater, for over 20 years, having served on its Investment Committee and Community Technology Fund.

Executive Compensation

For the fiscal year ended December 31, 2005, no Officer/Director has been compensated with salaries or other form of remuneration except as set forth below:

	2005				
Name	Capacities in Which Remuneration Was Received	Period Ended	Cash Payment	Aggregate Restricted Share Remuneration	
Ronal Shapss (1)	Chairman of the Board	December 31, 2005	$ 4,615	$ 800,000	(2)
James W. Zimbler	Interim President	December 31, 2005	$ 112,192	$ 200,000	(2)
Richard Carter (3)	Vice President	December 31, 2005	$ 66,000	$ 200,000	(2)
George L. Riggs, III (4)	Chief Financial Officer	December 31, 2005	$ 13,846	$ -0-	
Michael S. Krome, Esq. (5)	General Counsel	December 31, 2005	$ 32,308	$ 37,500	(2)
James J. Carroll (6)	Chief Financial Officer	December 31, 2005	$ 45,923	$ 75,000	(2)
George Campbell	President	December 31, 2005	$ 23,076	$ 125,000	(2)
Elliott Cole	Director	December 31, 2005	$ -0-	$ 120,000	(2)

(1) Mr. Shapss was elected Chairman of the Board on February 15, 2005

(2) Based upon shares of restricted common stock of the Company, discounted

(3) Mr. Carter resigned as Director on June 24, 2005

(4) Mr. Riggs resigned as CFO on March 17, 2005

(5) Mr. Krome resigned as Director on August 1, 2006

(6) Mr. Carroll was elected Chief Financial Officer on March 17, 2005

(7) Mr. Campbell was elected President on August 1, 2005 and resigned on May 4, 2006

Director Compensation

Our directors receive no compensation for their services as director, at this time, other than what has already been paid by the issuance of shares of common stock.

Director and Officer Insurance

The Company does not have directors and officers ("D & O") liability insurance at this time.

DESCRIPTION OF THE STOCKHOLDER MATTER

Approval of the Certificate of Amendment to the Company's Certificate of Incorporation and related actions.

The Board of Directors (the "Board") by unanimous written consent dated as of May 4, 2006, and certain stockholders (the "Majority Stockholders"), owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of May 4, 2006, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of the State of Nevada changed the Company's name to "**High Velocity**

Alternative Energy Corp." or such similar available name, and will not be effective earlier than 20 days after the mailing of this Information Statement.

Purpose of Proposed Name Change

We negotiated an agreement with the American Petroleum Institute (API) with respect to the use of the API mark on our products, indicating that they have approved the content of our oil products.

Pursuant to agreement with API we have agreed, in order to avoid any confusion with their name and associated trademark to amend our corporate name to the proposed name contained herein.

In addition, the Board of Directors of the Company wants its corporate name to not be so restrictive and indicate its ability to expand into other possible opportunities in the energy field, of both conventional and potential alternative energies.

Procedure for the Approval of the Certificate of Amendment to the Company's Certificate of Incorporation

The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the *"Nevada Law"*). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

Required Approvals Obtained

The Board, by its unanimous written consent (the "Board Consent"), adopted resolutions approving the Certificate of Amendment to the Company's Certificate of Incorporation to amend the name of the Corporation to "**High Velocity Alternative Energy Corp.**" On the Record Date, the only issued and outstanding shares of the Company's capital stock entitled to vote on the proposed amendment were 47,303,400 shares of the Company's common stock, par value $.0001 per share (the "Common Stock"), of which the Majority Stockholders held in excess of 51% of the total stock entitled to vote on the proposed amendment. On April 20, 2007, the Majority Stockholders, by written consent in lieu of a meeting, approved the Certificate of Amendment to the Company's Certificate of Incorporation, a copy of which is attached to this Information Statement as Exhibit A. No further consents, votes or proxies are or were necessary to effect the approval of Certificate of Amendment to the Company's Certificate of Incorporation.

Dissenters' Rights of Appraisal.

Under Nevada Law, our dissenting shareholders, if any, are not entitled to appraisal rights with respect to our amendment, and we will not independently provide our shareholders with any such right.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Form 10-KSB and 10-QSB (the "1934 Act Filings") with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained at the Commission at 100 F Street, NW Washington, D.C, 20459. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, 100 F Street, NW Washington, D.C 20549, at prescribed rates. The Commission maintains a web site on the Internet (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission through the Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").

The following documents as filed with the Commission by the Company are incorporated herein by reference:

(1) Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006;

(2) Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006;

(3) Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006; and

(4) Annual Report on Form 10-KSB, as amended for the year ended December 31, 2005

IF YOU HAVE ANY QUESTIONS REGARDING THIS INFORMATION STATEMENT,
PLEASE CONTACT:

By order of the Board of Directors of
TRITON PETROLEUM GROUP, INC.
f/k/a American Petroleum Group, Inc.
c/o Alpha Corporate Advisors, LLC
68 South Service Road
Suite 100
Melville, NY 11747
Phone - 631-577-4088
April 13, 2007
By: /s/ James W. Zimbler

Name: James W. Zimbler
Title: Interim President

NT 10-K 1 doc1.htm

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-49950
CUSIP NUMBER

|X| Form 10-K | | Form 20-F | | Form 11-K | | Form 10-Q | | Form NSAR | | Form N-CSR

For the period ended: **December 31, 2006**

| | Transition Report on Form 10-K
| | Transition Report on Form 20-F
| | Transition Report on Form 11-K
| | Transition Report on Form 10-Q
| | Transition Report on Form NSAR

For the transition period ended:

Read attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:

Part I-Registrant Information

Full name of Registrant: Triton Petroleum Group, Inc.
Former name if Applicable:
Address of Principal Executive Office (*Street* and *Number*): c/o Alpha Corporate Advisors, LLC - 68 South Service Road, Suite 100
City, State and Zip Code: Melville, NY 11747

Part II-Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

(a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant cannot complete filing because Officers' responsible for preparing report were not able to furnish reports to the Auditor due to other Company matters and difficulty in obtaining certain information.

Part IV-Other Information

(1) Name and telephone number of person to contact in regard to this notification:

James W. Zimbler	631	577-4088
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

|X| Yes | | No

If the answer is no, identify report(s)

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

| | Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Triton Petroleum Group, Inc.

Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 04, 2007

By: /s/ James W. Zimbler
James W. Zimbler
Interim President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

8-K 1 frm8k.htm FORM 8-K (MOVE OF OFFICES - 03272007)

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): March 28, 2007

Triton Petroleum Group, Inc.

(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-49950	98-0232018
(Commission File No.)	(IRS Employer Identification No.)

14 Garrison Inn Lane
Garrison, NY 10524
(845) 424-4100
(Address and telephone number of principal executive offices and place of business)

(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below)

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13ed-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

1

Section 8	Other Events
Item 8.01	Other Events

The Registrant will, effective April 2, 2007, be relocating the office of the Company to the following address:

c/o Alpha Corporate Advisors, LLC
68 South Service Road
Suite 100
Melville, NY 11747
Phone: 631-577-4088
Fax: 631-577-4089

The Registrant will be located in the office of a consulting company of its Interim President, James W. Zimbler, until a more permanent location is determined. The Registrant will be paying the Interim President's consulting company minimal rent in the amount of $200 per month. The space is adequate for the current needs of the Registrant at this time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRITON PETROLEUM GROUP, INC.

Date: March 28, 2007

By: /s/ James W. Zimbler

Title: Interim President

8-K 1 frm8k.htm FORM 8-K (TRITON PETROLEUM GROUP - RESIGNATION OF STANLEY CHASON)

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): March 19, 2007

Triton Petroleum Group, Inc.

(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-49950	98-0232018
(Commission File No.)	(IRS Employer Identification No.)

14 Garrison Inn Lane
Garrison, NY 10524
(845) 424-4100
(Address and telephone number of principal executive offices and place of business)

(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below)

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13ed-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 -	**Corporate Governance and Management**
Item 5.02	**Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers**

Effective March 19, 2007, the following Director and Officer resigned from the Board of Directors and/or Principal Officers of the registrant.

Stanley Chason	Director

The Director resigning has stated in his resignation letters that his resignation does not in any way imply or infer that there is any dispute or disagreement relating to the Company's operations, policies or practices.

Each resigning Director has been provided a copy of his disclosure, no less than the day the Registrant is filing the disclosure with the Commission. Each Director will be given an opportunity to furnish the Registrant, a letter or response, that he agrees with the statements made by the Registrant in this Section 5.02, and if not, stating the respects in which he does not agree.

Section 9 -	**Financial Statements and Exhibits**
Item 9.01	**Financial Statements and Exhibits**
(c)	**Exhibits**
Exhibit 17.1	Letter of Resignation of Stanley Chason

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRITON PETROLEUM GROUP, INC.

Date: March 21, 2007

By: /s/ James W. Zimbler

Title: Interim President

8-K 1 frm8k.htm FORM 8-K (03132007)

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): March 14, 2007

Triton Petroleum Group, Inc.

(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-49950	98-0232018
(Commission File No.)	(IRS Employer Identification No.)

14 Garrison Inn Lane
Garrison, NY 10524
(845) 424-4100
(Address and telephone number of principal executive offices and place of business)

(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below)

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13ed-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8	**Registrant's Business and Operations**
Item 8.01	**Other Events**

Effective as of the close of business March 14, 2007, the Registrant shall have 37,303,500 shares of common stock issued and outstanding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRITON PETROLEUM GROUP, INC.

Date: March 14, 2007

By: /s/ James W. Zimbler

Title: Interim President

8-K 1 frm8k.htm FORM 8-K (TRITON PETROLEUM GROUP, INC.)

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): March 1, 2007

Triton Petroleum Group, Inc.

(Exact name of registrant as specified in its charter)

Nevada

(State or other jurisdiction of incorporation)

000-49950	98-0232018
(Commission File No.)	(IRS Employer Identification No.)

14 Garrison Inn Lane

Garrison, NY 10524

(845) 424-4100

(Address and telephone number of principal executive offices and place of business)

(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below)

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13ed-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

1

Section 1 -	Registrant's Business and Operations
Item 1.01	Entry into a Material Definitive Agreement

Effective March 1, 2007, the Registrant entered into a Sale Agreement, dated as of February 15, 2007, with Hyperion Holdings LLC, whereby the Registrant sold its operating subsidiary APPC Oil, Inc. The terms of the sale are the payment of a total of FIVE HUNDRED THOUSAND DOLLARS ($500,000), payable pursuant to a Promissory Note over a twenty-four (24) month period, plus interest at a rate of 6% per annum. This sale of APPC Oil, Inc. is contingent upon Registrant's secured lien holder's (Cornell Capital Partners, LP) consent and payment of a total of $500,000 to the lien holder. The Purchaser of APPC Oil, Inc. shall under the agreement, operate APPC Oil, Inc. until the effectiveness of the sale.

Section 3 -	Securities and Trading Markets
Item 3.02	Unregistered Sales of Equity Securities

The Registrant, effective February 21, 2007, authorized the filing of a Certificate of Designation with the Secretary of State of the State of Nevada, establishing a "Series B Cumulative Convertible Preferred Stock" (the "Series B shares") of no more than 1,500,000 shares. The Series B shares will be issued to the holders of certain debt of the Registrant, as listed herein on a $1.00 for One (1) share basis.

Name	Date	Dollar Amount	No. of Shares
Richard Carter	December 25, 2006	$ 150,000	150,000
James W. Zimbler	September 9, 2004	$ 16,000	16,000
James W. Zimbler	April 26, 2006	$ 2,000	2,000
James W. Zimbler	August 1, 2005	$ 100,000	100,000
Michael S. Krome, Esq.	September 20, 2005	$ 20,000	20,000
Michael S. Krome, Esq.	May 1, 2006	$ 30,000	30,000
Michael S. Krome, Esq.	July 28, 2005	$ 15,000	15,000
Ronald Shapss	May 24, 2005	$ 350,000	350,000
Keystone Capital Resources, LLC	January 3, 2006	$ 167,585	167,585
Malibu Management Company LLC	various dates	$ 16,000	16,000
Warren Field	August 25, 2004	$ 50,000	50,000
John Niestrom	February 17, 2005	$ 20,000	20,000
Jeff Neimen	February 8, 2005	$ 50,000	50,000

Michael Cahr	November 5, 2004	$	100,000		100,000
William Palla	May 5, 2006	$	25,000		25,000
Ronald Ruble	May 22, 2006	$	55,000		55,000
Reich Bros.	May 31, 2006	$	40,000		40,000
Alliance Financial Network, Inc.	June 30, 2005	$	184,000		184,000
Michael Margolies	February 28, 2007	$	100,000		100,000
		$	1,490,585		1,490,585

Section 5 -	Corporate Governance and Management
Item 5.02	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Effective March 2, 2007, the following Director and Officer resigned from the Board of Directors and/or Principal Officers of the registrant.

Michael Margolies	Director and President

The Director resigning has stated in his resignation letters that his resignation does not in any way imply or infer that there is any dispute or disagreement relating to the Company's operations, policies or practices.

Each resigning Director has been provided a copy of his disclosure, no less than the day the Registrant is filing the disclosure with the Commission. Each Director will be given an opportunity to furnish the Registrant a letter or response, that he agrees with the statements made by the Registrant in this Section 5.02, and if not, stating the respects in which he does not agree.

The following individual has been appointed to our Board of Directors, effective March 2, 2007, to the position(s) indicated:

Name	Age	Position
James W. Zimbler	40	Director, Interim President

James W. Zimbler, has been a principal of Alpha Corporate Advisors, LLC, since its inception in May 2002. Alpha is involved as a consultant in the mergers and acquisitions of public companies and consulting for private companies that wish to access the public markets. Prior to becoming a founding member of Alpha, he was involved in consulting for capital raising, re-capitalization and mergers and acquisitions for various clients. Mr. Zimbler is one of the initial shareholders in Accountabilities, Inc., f/k/a Human Trans Services Holding Corp (*"ACBT"*). Mr. Zimbler has recently focused his energies in the field of turnarounds of small emerging private and public companies. He has served on the Board of Directors and/or Officer of several companies since 2000, including, Triton Petroleum Group, Inc., Universal Media, Inc., and Genio Holdings, Inc.

Item 5.03	Amendments to Articles of incorporation or Bylaws; Change in Fiscal Year

The Registrant, effective February 21, 2007, authorized the filing of a Certificate of Designation with the Secretary of State of the State of Nevada, establishing a "Series B Cumulative Convertible Preferred Stock" (the "Series B shares") of no more than 1,500,000 shares. The Series B shares will be issued to the holders of certain debt of the Registrant, as listed herein on a $1.00 for One (1) share basis.

Section 9 -	**Financial Statements and Exhibits**
Item 9.01	**Financial Statements and Exhibits**
(c)	**Exhibits**
Exhibit 4	Certificate of Designation of Series B Cumulative Convertible Preferred Shares
Exhibit 10.1	Agreement of Sale, dated as of February 15, 2007 regarding the sale of APPC
Exhibit 17.1	Letter of Resignation of Michael Margolies

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRITON PETROLEUM GROUP, INC.

Date: March 6, 2007

By: /s/ James W. Zimbler

Title: Interim President

S-8 POS 1 tritons8amendjan07.htm TRITON S8 AMENDMENT NO 1

As filed with the Securities and Exchange Commission on January 23, 2007
Registration Number: 333-139541

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8/A

(Amendment No. 1)

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TRITON PETROLEUM GROUP, INC.
(Exact Name of Registrant as specified in its Charter)

Nevada	98-0232018
(State of Other Jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

14 Garrison Lane, Garrison, NY	10524
(Address of principal executive offices)	(Zip Code)

2006 EQUITY INCENTIVE PLAN
(Full Title of Plan)

Michael Margolies
Triton Petroleum Group, Inc.
14 Garrison Inn Lane
Garrison, NY 10524
(914) 424-4100
(Name, Address and Telephone Number of Agent for Service)

Copy to:
ROBERT BRANTL, ESQ.
52 Mulligan Lane
Irvington, NY 10533
(914) 683-3026

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Amount to be Registered (1)	Proposed Maximum Offering Price per Share (2)	Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, $.001 par value	20,000,000 shares	$0.04½	$900,000	$96.30

(1) This Registration Statement also covers an indeterminable number of additional shares that may be issued as a result of an adjustment in the shares in the event of a stock split, stock dividend or similar capital adjustment, as required by the Plan.

(2) The price stated is estimated solely for purposes of calculation of the registration fee and is the product resulting from multiplying 20,000,000 shares by $0.04½, the closing price for the Common Stock reported on the OTC Bulletin Board as of December 15, 2006.

Amendment No. 1

This amendment is being filed in order to include a resale prospectus in the registration statement

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

Triton Petroleum Group, Inc. is incorporating by reference the following documents previously filed with the Securities and Exchange Commission:

(a) Triton Petroleum's Annual Report on Form 10-KSB for the year ended December 31, 2005;

(b) Triton Petroleum's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006;

(c) Triton Petroleum's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006;

(d) Triton Petroleum's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006; and

(e) the description of Triton Petroleum's Common Stock contained under the heading "Description of Securities" in the Registration Statement on Form SB-2 filed on June 26, 2001 (File No. 333-63838).

Triton Petroleum is also incorporating by reference all documents hereafter filed by Triton Petroleum pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold.

Item 4. Description of Securities.

Not Applicable.

Item 5. Interests of Named Experts and Counsel.

Robert Brantl, Esq., counsel to Triton Petroleum, has passed upon the validity of the shares registered pursuant to this Registration Statement. Mr. Brantl holds no interest in the securities of Triton Petroleum Group, Inc.

Item 6. Indemnification of Directors and Officers.

Section 78.7502 of the General Corporation Law of the State of Nevada authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with an action, suit or proceeding, if either (a) it is not proven that the indemnified individual engaged in a breach of fiduciary duty or intentional misconduct, fraud or a knowing violation of law or (b) the indemnified individual acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful as determined in accordance with the statute, and except that with respect to any action which results in a judgment against the person and in favor of the corporation the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification. Section 78.7502 further provides that indemnification shall be provided if the party in question is successful on the merits.

The Articles of Incorporation of Triton Petroleum Group, Inc. provide that Triton Petroleum shall indemnify its officers and directors to the full extent permitted by Nevada corporation law.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provision or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

4.1	2006 Equity Incentive Plan
5	Opinion of Robert Brantl, Esq.
23.1	Consent of Brown Smith Wallace, L.L.C.
23.2	Consent of Robert Brantl, Esq. is contained in his opinion, filed as Exhibit 5.

Item 9. Undertakings.

Triton Petroleum Group, Inc. hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Triton Petroleum pursuant to the provisions of the Nevada General Corporation Law or otherwise, Triton Petroleum has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Triton Petroleum of expenses incurred or paid by a director, officer or controlling person of Triton Petroleum in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Triton Petroleum will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Amendment No. 2.

REOFFER PROSPECTUS

TRITON PETROLEUM GROUP, INC.

20,000,000 Shares of Common Stock

The shares are being offered by persons who are officers, directors or otherwise control persons of Triton Petroleum Group, Inc. They acquired the shares from Triton Petroleum Group, either as the recipients of grants of stock or by exercising stock options issued to them by Triton Petroleum Group.

Triton Petroleum Group common stock is listed for trading on the Pink Sheets under the trading symbol "AMPE."

As long as our common stock remains quoted exclusively on the Pink Sheets, the selling shareholders intend to resell their shares at a resale price of $.01 per share. If a trading market for Triton Petroleum Group common stock develops on the OTC Bulletin Board, then the selling shareholders will negotiate with the market makers for Triton Petroleum Group common stock to determine the prices at which they will sell the common stock.

Purchase of Triton Petroleum Group common stock involves substantial risk. Please see "Risk Factors," which begins on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Triton Petroleum Group, Inc.
14 Garrison Inn Lane
Garrison, NY 10524
914-424-4100

The date of this prospectus is January 23, 2007

TABLE OF CONTENTS

RISK FACTORS

You should carefully consider the risks described below before buying our common stock. If any of the risks described below actually occurs, that event could cause the trading price of our common stock to decline, and you could lose all or part of your investment.

I. Risks Attendant to our Business

Our business will fail if we are unable to obtain substantial additional capital on acceptable terms.

On September 30, 2006 our balance sheet showed a working capital deficit of $3,826,850. Because of that working capital deficit, we are unable to purchase raw materials in the quantities that we need to satisfy our orders. Primarily for that reason, our operations in recent years have generated gross profits that are insufficient to cover our overhead, and we have incurred consistent and substantial losses. Unless we are able to obtain capital or credit sufficient to fund a significant expansion of our operations, it is likely that our business will fail.

We have defaulted in meeting our obligations under major credit agreements, which could result in cessation of our operations.

We are currently in default under the terms of certain financing arrangements that we entered in 2005. The creditor could commence legal action to enforce its rights. If it did, the likely result would be a judgment that we may be unable to pay. The creditor could then attempt to force us into a liquidation proceeding, in order to satisfy the judgment. If that occurred, our shareholders would lose most or all of their investment.

Unless we are able to maintain our technology at the state-of-the-art, it is likely that our business will fail.

Our business depends on the value of the products we sell. Competition among oil additive producers is substantial, and is driven by a combination of money and technology. In order to compete effectively, it will be necessary for us to continually develop new products and to improve those we now sell. If we are unable to develop or obtain competitive technology, we will lose customers and the revenues associated with them.

We may be unable to employ and retain the qualified personnel that will be necessary for our success.

There is great demand for the engineers and skilled manufacturing personnel that we require in order to operate competitively. We will have to offer substantial incentives in order to obtain the services of individuals with useful experience in the oil additive industry. As a result, our labor costs may be greater than they would be in a less competitive industry. On the other hand, if we are unable to employ the qualified individuals that we will need, our business may fail.

Our business development could be hindered if we lost the services of our Chief Executive Officer.

Michael Margolies is the Chief Executive Officer of Triton Petroleum Group. Mr. Margolies is responsible for strategizing not only our business plan but also the means of financing it. If Mr. Margolies were to leave us or become unable to fulfill his responsibilities, our business would be imperiled. At the very least, there would be a substantial delay in the development of our plans until a suitable replacement for Mr. Margolies could be retained.

Triton Petroleum Group is not likely to hold annual shareholder meetings in the next few years.

Nevada corporation law provides that members of the board of directors retain authority to act until they are removed or replaced at a meeting of the shareholders. Absent a legal action, the board has no obligation to call a shareholders meeting. Unless a shareholders meeting is held, the existing directors elect directors to fill any vacancy that occurs on the board of directors. The shareholders, therefore, have no control over the constitution of the board of directors, unless a shareholders meeting is held.

Since it became a public company, Triton Petroleum Group has never held an annual or a special meeting of shareholders. The current Board of Directors of Triton Petroleum Group were appointed by the previous Board of Directors. Any new directors will likely be appointed by the current directors. Management does not expect to hold annual meetings of shareholders in the next few years, due to the expense involved. Therefore, any new members of the Board of Directors or any replacements for current members will be nominated and elected by the present members of the Board.

II. Risks Factors Attendant to Ownership of our Common Stock

The volatility of the market for Triton Petroleum Group common stock may prevent a shareholder from obtaining a fair price for his shares.

Triton Petroleum Group at the present time has only a small number of market makers and is thinly traded. As a result, the market price for our common stock is volatile, at times moving over 50% in one day. Unless and until the market for our common stock grows and stabilizes, the common shares you purchase will remain illiquid. A shareholder in Triton Petroleum Group who wants to sell his shares, therefore, runs the risk that at the time he wants to sell, the market price may be much less than the price he would consider to be fair.

If we are unable to obtain a listing on the OTC Bulletin Board, the market for our common stock will be limited.

The common stock of Triton Petroleum Group is currently quoted only on the Pink Sheets. Only a limited number of brokers will sell Pink Sheet stocks to their clients. As a result, most Pink Sheet stocks have limited liquidity. In 2006 Triton Petroleum Group was removed from the OTC Bulletin Board due to late filings with the Securities and Exchange Commission. It is unlikely, therefore, that we will be able to return to the OTC Bulletin Board until the second half of 2007. We do not know how soon we will be able to obtain a listing. Nor are we assured that our application will be accepted by the OTC Bulletin Board. If we are unable to obtain an OTC Bulletin Board listing, or if it is delayed for a lengthy period, shareholders may find it difficult to sell our stock.

SELLING SHAREHOLDERS

The table below contains information regarding the individuals who are using this prospectus to offer common shares.

Selling Shareholder	Position	Shares Owned Before Offering	Number of Shares Offered	Shares Owned After Offering	Percentage of Class Held After Offering
Stanley Chason	Director	3,000,000	3,000,000	0	--

OTHER AVAILABLE INFORMATION

Triton Petroleum Group, Inc. is incorporating by reference the following documents previously filed with the Securities and Exchange Commission:

(a) Triton Petroleum Group's Annual Report on Form 10-KSB for the year ended December 31, 2005;

(b) Triton Petroleum Group's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006;

(c) Triton Petroleum Group's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006;

(d) Triton Petroleum Group's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006; and

(e) the description of Triton Petroleum Group's Common Stock contained under the heading "Description of Securities" in the Registration Statement on Form SB-2 filed on June 26, 2001 (File No. 333-63838).

Triton Petroleum Group is also incorporating by reference all documents hereafter filed by Triton Petroleum Group pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold.

Upon written request, Triton Petroleum Group will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any and all information that has been incorporated
into this prospectus by reference. We will provide the information at no cost to the person who requests it. Any such request should be made to Michael Margolies, Chief Executive Officer, Triton Petroleum Group, Inc., 14 Garrison Inn Lane, Garrison, NY 10524.

Triton Petroleum Group files with the Securities and Exchange Commission annual, quarterly and current reports, proxy statements and other information, which may assist you in understanding our company. In addition, we have filed a registration statement on Form S-8, including exhibits, with respect to the shares to be sold in the offering.

You may read and copy the registration statement or any reports, statements or other information that we file at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our Commission filings, including the registration statement, are also available to you on the Commission's Web site at http://WWW.SEC.GOV.

INDEMNIFICATION

Section 78.7502 of the General Corporation Law of the State of Nevada authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with an action, suit or proceeding, if either (a) it is not proven that the indemnified individual engaged in a breach of fiduciary duty or intentional misconduct, fraud or a knowing violation of law or (b) the indemnified individual acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful as determined in accordance with the statute, and except that with respect to any action which results in a judgment against the person and in favor of the corporation the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification. Section 78.7502 further provides that indemnification shall be provided if the party in question is successful on the merits. The

Articles of Incorporation of Triton Petroleum Group, Inc. provide that Triton Petroleum shall indemnify its officers and directors to the full extent permitted by Nevada corporation law.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provision or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

* * * * *

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Triton Petroleum Group, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Garrison, State of New York on the 23rd day of January, 2007.

TRITON PETROLEUM GROUP, INC.

By: /s/ Michael Margolies
Michael Margolies, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on January 23, 2007.

/s/ Michael Margolies
Michael Margolies, Director,
Chief Executive Officer,
Chief Financial Officer

____
Ron Shapss, Director

/s/ Elliott Cole
Elliott Cole

/s/ Stanley Chason
Stanley Chason

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 29, 2006

Mr. Michael Margolies
Chief Executive and Financial Officer
Triton Petroleum Group, Inc.
14 Garrison Lane
Garrison, New York 10524

Re: **Triton Petroleum Group, Inc.**
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed June 30, 2006
Form 10-QSB for Fiscal Quarter Ended September 30, 2007
Filed December 18, 2006
File No. 000-49950

Dear Mr. Margolies:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004
Filed November 17,2005
Form 10-QSB for the Fiscal Quarter Ended June 30, 2005
Form 10-QSB/A for the Fiscal Quarter Ended September 30, 2005

1. Please contact us to discuss the letter we issued to you on December 20, 2005 with 26 comments requesting your response. Based on our review of your Form 10-KSB for the fiscal year ended December 31, 2005, it remains unclear how you have addressed our comments. Therefore, we reissue all comments in that letter and request that you submit a written response filed electronically as Correspondence on Edgar.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Legal Proceedings, page 9

2. Please expand your disclosure to explain the terms of the payment arrangement entered into by you with Cornell Capital Partners LP and Highgate House Funds, Ltd.

3. With respect to the back-rent of $185,000 that you reference, please confirm, if true, that you performed the appropriate analysis under FAS 5 and determined that no liability exists or otherwise advise.

4. Please expand your disclosure to explain the terms of the settlement reached with Concentric Consumer Marketing, Inc.

Management's Discussion and Analysis or Plan of Operation, page 14

Financings, page 15

5. Please tell us where you have reported the offering of $1,000,000 worth of Convertible Debentures of your subsidiary American Petroleum Products Company.

Results of Operations, page 16

6. Please expand your disclosure to explain the nature of the financing expense for 2005, totaling $2,857,000.

7. We note your disclosure that "In 2005, the Company realized a gain of $492,500 related to the repayment of shares borrowed under a Stock Borrowing Arrangement with certain shareholders." Please provide us with a schedule of the

transaction that supports your recognition of a gain and cite the accounting literature that supports your accounting methodology.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 19

8. Please expand your disclosure to explain the facts and circumstances surrounding the fee dispute between you and Amisano Hanson.

Certain Relationships and Related Transactions Issuance of Stock, page 25

9. Please expand your equity footnote K disclosure to explain how you accounted for the issuance of the shares of common stock in 2004 and 2005 referenced under this heading.

Principal Accounting Fees and Services, page 25

10. Please revise your presentation to comply with the disclosure required under Item 14 of the Form 10-KSB.

Report of Independent Registered Public Accounting Firm

11. We note in the fifth paragraph of the Report of Independent Registered Public Accounting Firm that "In connection with a business combination the Company entered into as of July 1, 2004 as discussed in Note F, certain contingencies remain to be resolved as discussed in Note L in order to finalize the transaction." Please tell us whether this report represents a qualified auditors' opinion. Please note that qualification is not consistent with the requirements of Rule 2-02(b) of Regulation S-X. Refer to SAB Topic 1E.2.

Financial Statements

Consolidated Balance Sheets, page 2

12. Please expand your Management's Discussion and Analysis to explain the reason for the 107% increase in your inventory balance.

Consolidated Statements of Operations, page 3

13. We note that you present non-cash stock compensation expense as a separate line item. Please modify your presentation to include the expense related to share-based payment arrangements in the same line item or lines as cash compensation paid to the same employees.

14. Please expand your Management's Discussion and Analysis to explain what is included in the Other expenses line item and the reason for the 186% increase from the prior year.

Consolidated Statements of Cash Flows, page 5

15. Please reconcile the amounts shown for the Issuance of common stock and the Increase in additional paid-in capital for each period presented to that shown in your Consolidated Statements of Stockholders' Equity (Deficit) on page 4.

Note B – Continuance of Operations (Continued), page 8

16. We note your statement that "the Company has an outstanding commitment from a private equity investor to infuse approximately $1,000,000 amount of capital, through a convertible debenture and accompanying registration statement to register the convertible shares and warrants with an interest rate above market rates. Please refer to our website on how to account for certain instruments that fall within the guidance of FAS 133 and EITF 00-19 at the Current Accounting and Disclosure Issues in the Division of Corporation finance, Section II.B located at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf. Please confirm to us that you have reviewed this guidance in anticipation of accounting for the issuance of convertible debentures and warrants. Additionally, please note that any registration statement you file with us will not be declared effective until such time as all comments we have outstanding with you have been appropriately cleared.

Note C – Summary of Significant Accounting Policies, page 8

General

17. Please expand your disclosure under this heading to provide a description of the nature of the line item Idle plant and the significant accounting policy you use to account for this balance and any associated depreciation.

Loss Per Share (Continued), page 10

18. We note that you consider your warrants to affect the numerator in your calculation of diluted loss per share. Please tell us what this amount represents and how it was calculated. Refer to paragraphs 17 through 19 and 49 through 53 of FAS 128 for guidance on options and warrants and their equivalents. Additionally, you may want to refer to paragraph 11 of FAS 128 which describes

the type of items that would affect the numerator in the diluted per share calculation.

Stock-Based Compensation, page 10

19. The disclosure under this heading is incomplete and unclear until you make further disclosure on page 12 to state that "The Company applied APB Opinion No. 25 to equity-based compensation awards until the effective date of SFAS No. 123(R)." Please combine the discussions under this heading and under the New Accounting Pronouncements in an appropriate manner to aid in the reader's understanding of your current and future accounting policy with regard to stock-based compensation.

Impairment of Long Lived Assets, page 13

20. Please tell us and disclose the results of your impairment analysis of your idle plant facility and revise your disclosure to clearly indicate that a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset as contemplated by paragraph 7 of FAS 144.

Note E – Non-Cash Transactions and Supplemental Information, page 14

21. We note your statement that "Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement." Please revise your disclosure to clearly indicate, if true, that you are referring to investing and financing activities that affect recognized assets or liabilities but that do not result in cash receipts or cash payments in the periods presented, as contemplated by paragraph 32 of FAS 95 or otherwise advise.

22. With regard to your disclosure on the acquisition of Triton Petroleum, LLC ("Triton"), please reconcile the amount you disclose as the anticipated total purchase price of "the net book value of the assets acquired in the amount of $230,625" with the disclosure that the purchase price is equal to "three and one half (3.5) times the net earnings of the assets and operations formerly owned by Triton." In this regard, the net book value of the assets acquired would seem to differ from that calculated as 3.5 times the net earnings of Triton. Please advise.

23. With regard to the condensed balance sheet of the net assets acquired of Triton that you present on page 15, please explain how this table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, as contemplated by paragraph 51(e) of FAS 141. Refer to Illustration

2 in Appendix C of FAS 141 for an example of those required disclosures in the year of a material acquisition and revise your presentation as appropriate.

24. Please expand your disclosure to state, if true, that your purchase price allocation has not been finalized and the facts and reasons therefore in accordance with paragraph 51(h) of FAS 141.

Note F – Business Combinations, page 16

25. With respect to the TSG and Motor Parts Warehouse, Inc. acquisitions that were not completed, please confirm, if true, that you performed the appropriate analysis under FAS 5 and determined that no liability exists or otherwise advise.

Oilmatic Systems, LLC, page 17

26. Please explain how you have determined that the advance to Oilmatic Systems LLC totaling $300,000 is fully recoverable and does not require an allowance for doubtful account given your disclosure that you "have made repeated demands for the re-payment of the loan. To date, we have not been able to collect the money due."

American Petroleum Products Company, page 17

27. We note your disclosure that "after a change of management took place in September 2004, the current management refused to recognize the obligation to pay certain amounts arising from other non Company obligations and third party agreements." Please expand your disclosure to explain what you mean by this disclosure and indicate whether or not you have reported the appropriate loss contingencies in accordance with paragraph 8 of FAS 5.

28. We note your disclosure that you issued 1,000,000 shares of common stock for the purchase of APPC, which you have treated as a business combination. You further disclose with respect to this transaction that "The aggregate acquisition price was $856,200, which consisted of 1,000,000 of the Company's common stock valued at $.60 and cash advances outstanding to Company at the time of consummation of the transactions. The value of the stock was determined based on the approximate average market price of the shares on August 11, 2004 (change in control date) and discounted for factors such a limited market for the stock." Please support your use of a discounted common stock price under the following accounting guidance, paragraphs 5 and 58 of SFAS 107, paragraph 3a of SFAS 115 and footnote 3 of EITF 98-5. In addition, please confirm, if true, that the issuance of these shares is included in the stock shares issued line item in your consolidated statements of stockholders' equity (deficit) or otherwise advise.

29. With regard to the condensed balance sheet of the net assets acquired of APPC that you present on page 18, please explain how this table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, as contemplated by paragraph 51(e) of FAS 141. Refer to Illustration 2 in Appendix C of FAS 141 for an example of those required disclosures in the year of a material acquisition and revise your presentation as appropriate.

30. We note your disclosure that APPC does not have title to the property, plant and equipment you acquired when you purchased the entity. Please tell us what you mean by your statement that "no expense including depreciation has been recognized during the year ended December 31, 2005, and the six months ended December 31, 2004, for compensation for the use of the machinery and equipment to a corporation representing the predecessor operation to APPC and to an entity that owned the real estate."

Note G – Notes Payable to Stockholders, page 20

31. We note your disclosure that you "entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible debenture for a total amount of $500,000 at 7% interest. The Note is convertible into 588,235 shares of common stock at a conversion price of $0.85 per share, at the option of the Lender." Please provide an analysis of the pertinent terms of this note that determines whether or not it represents conventional convertible debt or whether it contains embedded derivatives that must be bifurcated from the debt host. Please refer to the definition of conventional convertible in paragraph 4 of EITF 00-19 and the further guidance provided by EITF 05-2. You should also refer to the definition of an embedded derivative within paragraph 12 of SFAS 133.

Note I – Relayed Party Loans Payable to Officers/Stockholders, page 21

32. Please tell us whether these warrants are freestanding or attached to the loans payable and how you have accounted for the warrants shown under this heading. In addition, please tell us whether or not your analysis to determine how to account for the warrants included reference to the guidance in FAS 133 and EITF 00-19 with respect to accounting for warrants as derivative liabilities when they meet certain criteria as outlined by the guidance.

33. We note that you have a $50,000 convertible note outstanding with New Century Capital Consultants, Inc. and that the "lender may convert the principal amount and any accrued interest into common stock of the Company based upon a formula equal to 40% below the closing bid price of the stock starting after six

months from execution of this agreement." Please provide an analysis of the pertinent terms of this note that determines whether or not it represents conventional convertible debt or whether it contains embedded derivatives that must be bifurcated from the debt host. Please refer to the definition of conventional convertible in paragraph 4 of EITF 00-19 and the further guidance provided by EITF 05-2. You should also refer to the definition of an embedded derivative within paragraph 12 of SFAS 133.

34. We further note your disclosure that "On October 18, 2004, the Company received notice from the lender that, in its opinion, the Company was in default on the arrangement as a result of distributions to classes of equity holders and possibly transfer of material assets. The lender has made assertions about misappropriation of corporate funds." Please tell us the facts and circumstances surrounding the lender's claims that you are in default and address whether or not you should record any additional loss contingencies in accordance with paragraph 8 of FAS 5.

Note K – Shareholders' Equity, page 24

35. We note your disclosure that "On September 22, 2005, the Company issued common stock shares to various employees, Officers and/or Directors, of the Company and others. The shares were issued to the stockholders for the repayment of certain debt, payment for services rendered and compensation for employees and consultants." Please expand your disclosure to indicate how you valued these shares and tell us what accounting literature you used to make that determination.

Exhibits 31.1 and 31.2

36. We note that your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-B for the exact text of the required Section 302 certifications, and amend your exhibits as appropriate. In this regard and without limitation, i) there is no provision for your certifying officer to identify the position held with the Company in the first line of the certification and ii) you should not reference the type of report throughout the certification as "quarterly" or "annual."

Form 10-QSB for the Fiscal Quarter Ended September 30, 2006

Consolidated Balance Sheet

37. Please explain why you are no longer depreciating Idle Property.

Consolidated Statements of Operations

38. Please revise your Loss per share line item to comply with paragraph 38 of FAS 128. Note that if basic and diluted loss per share is the same amount, presentation can be accomplished in one line on the income statement.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief

S-8 1 tritons8dec06.htm TRITON S-8 DEC 2006

As filed with the Securities and Exchange Commission on December 21, 2006
Registration Number: 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TRITON PETROLEUM GROUP, INC.

(Exact Name of Registrant as specified in its Charter)

Nevada	98-0232018
(State of Other Jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
14 Garrison Lane, Garrison, NY	10524
(Address of principal executive offices)	(Zip Code)

2006 EQUITY INCENTIVE PLAN

(Full Title of Plan)

Michael Margolies
Triton Petroleum Group, Inc.
14 Garrison Inn Lane
Garrison, NY 10524
(914) 424-4100
(Name, Address and Telephone Number of Agent for Service)

Copy to:
ROBERT BRANTL, ESQ.
52 Mulligan Lane
Irvington, NY 10533
(914) 683-3026

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Amount to be Registered (1)	Proposed Maximum Offering Price per Share (2)	Aggregate Offering Price (2)	Amount of Registration Fee
Common Stock, $.001 par value	20,000,000 shares	$0.04½	$900,000	$96.30

(1) This Registration Statement also covers an indeterminable number of additional shares that may be issued as a result of an adjustment in the shares in the event of a stock split, stock dividend or similar capital adjustment, as required by

the Plan.

(2) The price stated is estimated solely for purposes of calculation of the registration fee and is the product resulting from multiplying 20,000,000 shares by $0.04½, the closing price for the Common Stock reported on the OTC Bulletin Board as of December 15, 2006.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

Triton Petroleum Group, Inc. is incorporating by reference the following documents previously filed with the Securities and Exchange Commission:

(a) Triton Petroleum's Annual Report on Form 10-KSB for the year ended December 31, 2005;

(b) Triton Petroleum's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006;

(c) Triton Petroleum's Quarterly Report on Form 10-QSB for the quarter ended June 30, 2006;

(d) Triton Petroleum's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2006; and

(e) the description of Triton Petroleum's Common Stock contained under the heading "Description of Securities" in the Registration Statement on Form SB-2 filed on June 26, 2001 (File No. 333-63838).

Triton Petroleum is also incorporating by reference all documents hereafter filed by Triton Petroleum pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold.

Item 4. Description of Securities.

Not Applicable.

Item 5. Interests of Named Experts and Counsel.

Robert Brantl, Esq., counsel to Triton Petroleum, has passed upon the validity of the shares registered pursuant to this Registration Statement. Mr. Brantl holds no interest in the securities of Triton Petroleum Group, Inc.

Item 6. Indemnification of Directors and Officers.

Section 78.7502 of the General Corporation Law of the State of Nevada authorizes a corporation to provide indemnification to a director, officer, employee or agent of the corporation, including attorneys' fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with an action, suit or proceeding, if either (a) it is not proven that the indemnified individual engaged in a breach of fiduciary duty or intentional misconduct, fraud or a knowing violation of law or (b) the indemnified individual acted in good faith and in a manner he reasonably believed to be in or not opposed to the best

interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful as determined in accordance with the statute, and except that with respect to any action which results in a judgment against the person and in favor of the corporation the corporation may not indemnify unless a court determines that the person is fairly and reasonably entitled to the indemnification. Section 78.7502 further provides that indemnification shall be provided if the party in question is successful on the merits.

The Articles of Incorporation of Triton Petroleum Group, Inc. provide that Triton Petroleum shall indemnify its officers and directors to the full extent permitted by Nevada corporation law.

Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the foregoing provision or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

4.1 2006 Equity Incentive Plan

5 Opinion of Robert Brantl, Esq.

23.1 Consent of Brown Smith Wallace, L.L.C.

23.2 Consent of Robert Brantl, Esq. is contained in his opinion, filed as Exhibit 5.

Item 9. Undertakings.

Triton Petroleum Group, Inc. hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof;

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

3

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial *bona fide* offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Triton Petroleum pursuant to the provisions of the Nevada General Corporation Law or otherwise, Triton Petroleum has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Triton Petroleum of expenses incurred or paid by a director, officer or controlling person of Triton Petroleum in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Triton Petroleum will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Triton Petroleum Group, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Garrison, State of New York on the 20th day of December, 2006.

TRITON PETROLEUM GROUP, INC.

By: /s/ Michael Margolies
Michael Margolies, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on December 20, 2006.

/s/ Michael Margolies
Michael Margolies, Director,
Chief Executive Officer,
Chief Financial Officer

____
Ron Shapss, Director

/s/ Elliott Cole
Elliott Cole

/s/ Stanley Chason
Stanley Chason

10QSB 1 triton10qsep06.htm TRITON 10-QSB SEP 30, 2006

U. S. Securities and Exchange Commission
Washington, D. C. 20549

FORM 10-QSB

[X] QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2006

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File No. 0-49950

TRITON PETROLEUM GROUP, INC.
(Name of Small Business Issuer in its Charter)

Nevada	**98-0232018**
(State of Other Jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

14 Garrison Lane, Garrison, NY	**10524**
(Address of principal executive offices)	(Zip Code)

(845) 424-4100
(Registrant's telephone number including area code)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

APPLICABLE ONLY TO CORPORATE ISSUERS: Indicate the number of shares outstanding of each of the Registrant's classes of common stock, as of the latest practicable date:

December 18, 2006
Common Voting Stock: 17,803,500 shares

Transitional Small Business Disclosure Format (check one): Yes [ ] No [X]

Triton Petroleum Group, Inc.
Consolidated Balance Sheets

		(Unaudited) September 30, 2006		December 31, 2005
Assets				
Current Assets				
Cash	$	32,410	$	-
Trade accounts receivable, net of allowance of $22,700 for doubtful accounts		229,961		324,403
Advances to others		315,441		304,200
Inventory		336,225		527,500
Prepaid assets		12,245		28,579
Total Current Assets		926,282		1,184,682
Equipment				
Equipment		6,068		6,068
Less accumulated depreciation		5,535		4,023
		533		2,045
Idle Property		147,770		147,770
Other		24,700		24,700
Total Assets	$	1,099,285	$	1,359,197
Liabilities and Stockholders' Deficiency				
Current Liabilities				
Book overdraft	$	296,581	$	97,712
Trade accounts payable		1,517,937		1,122,234
Accrued interest		258,421		149,213
Advances from former president of subsidiary		232,915		232,915
Convertible notes payable		550,000		550,000
Accrued expenses		283,308		83,967
Notes payable – bank and others		58,729		77,167
Notes payable – Triton purchase		300,000		300,000
Loans payable to officers/stockholders		1,255,241		1,152,085
Total Current Liabilities		4,753,132		3,765,293
Stockholders' Deficiency				
Common stock, $.001, par value; 100,000,000 shares authorized; 17,803,500 shares issued and outstanding		17,804		17,804
Additional paid-in capital		17,755,928		17,755,928
Accumulated deficit		(21,427,579)		(20,179,828)
Total Stockholders' Deficiency		(3,653847)		(2,406,096)
Total Liabilities and Stockholders' Deficiency	$	1,099,285	$	1,395,197

The accompanying notes are an integral part of these consolidated financial statements.

2

Triton Petroleum Group, Inc.
Consolidated Statements of Operations

	Three Months Ended September 30,		Nine Months Ended September 30,	
	(Unaudited) 2006	(Unaudited) 2005	(Unaudited) 2006	(Unaudited) 2005
Net sales	$ 627,930	$ 537,692	$ 2,001,497	$ 1,416,432
Cost of goods sold	380,245	216,439	1,472,489	875,797
Gross Profit	247,685	321,253	529,008	540,635
Selling General and Administrative Expenses	809,177	912,394	1,724,977	6,086,612
Loss Before Other Items	(561,492)	(591,141)	(1,195,969)	(5,545,977)
Other Income (Expense)				
Interest expense	(35,495)	(31,037)	(110,748)	(66,865)
Other income (expense)	(4,206)	22,549	58,966	27,156
Total Other Income (Expense)	(39,701)	(8,488)	(51,782)	(33,809)
Net Loss	$ (601,193)	$ (599,629)	$ (1,247,751)	$ (5,585,686)
Loss per share	(0.03)	(0.05)	(0.07)	(0.92)
Weighted average number of shares outstanding	17,803,500	12,244,258	17,803,500	6,047,347

The accompanying notes are an integral part of these consolidated financial statements.

Triton Petroleum Group, Inc.
Consolidated Statements of Cash Flows
Nine Months Ended September 30, 2006 and 2005

	(Unaudited) September 30, 2006	(Unaudited) September 30, 2005
Net cash flows used in operating activities	$ (52,307)	$ (1,959,865)
Cash flows from investing activities:		
Purchases of property and equipment	-	(152,239)
Net cash used in investing activities	-	(152,239)
Cash flows from financing activities:		
Issuance of common stock	-	12,280
Proceeds from additional paid-in capital	-	318,399
Proceeds from conversion of debentures	-	476,000
Repayment of notes payable	(73,078)	-
Proceeds from loans payable	157,795	1,311,779
Net cash provided by financing activities	84,717	2,118,458
Increase (Decrease) in Cash and Cash Equivalents	32,410	6,354
Cash, beginning of period	-	801
Cash, end of period	$ 32,410	$ 7,155

The accompanying notes are an integral part of these consolidated financial statements.

Triton Petroleum Group, Inc.
Notes to the Consolidated Financial Statements
For the Nine Month Period Ended September 30, 2006
(Unaudited)

BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006. The unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-KSB for the year ended December 31, 2005.

GOING CONCERN

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern. The Company has had recurring operating losses in the past few years and accumulated large deficits. This raises substantial doubt about the Company's ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As reflected in the condensed consolidated financial statements, the Company has incurred recurring net losses from operations, an accumulated deficit, and recurring negative cash flows from operations. Further, at September 30, 2006, current liabilities exceed current assets by approximately $3,826,000 and total liabilities exceed total assets by approximately $3,654,000. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. These factors all raise substantial doubt about the ability of the Company to continue as a going concern.

Management's plan in regard to the going concern issues it to raise additional capital through new debt and equity financing in conjunction with future acquisitions

DEBTOR-IN-POSSESSION

On August 3, 2006, the Company's subsidiary, American Petroleum Group, Inc., filed petitions for relief under Chapter 11 of the Federal bankruptcy laws in the United States Bankruptcy Court.

On December 5, 2006, the Bankruptcy Court granted the request of American Petroleum Group, Inc. that its petitions for relief under the bankruptcy laws be dismissed, and the bankruptcy proceeding was terminated. The Company's financial statements, therefore, have been prepared as if the subsidiary were not subject to the jurisdiction of the Bankruptcy Court at September 30, 2006.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

The Company's operating subsidiary, APPC Oil Company, Inc., increased its sales by 41% from the first nine months of 2005 to the first nine months of 2006. The increase was primarily attributable to management's determination to apply available cash flow to the purchase of inventory, to enable APPC Oil to meet the demand for its products. Despite the increase in sales, gross margin fell from 38% in the first nine months of 2005 to 26% in the first nine months of 2006. One reason for the decline was management's decision to write-off $75,000 of obsolete inventory in the second quarter of 2006. In addition, our poor financial condition has reduced our ability to negotiate favorable terms for the purchase of raw materials.

Despite the increase in revenue, the level of operations of APPC Oil remains insufficient to sustain the Company. Selling, general and administrative expenses of $1,724,977 in the first nine months of 2006 dwarfed the Company's gross profit of $529,008, resulting in a loss before other items of $1,195,969. The level of administrative expense in the nine months was disproportionate to the level of revenue, as the Company previously accumulated management and facilities in anticipation of growth. Due to lack of funds, growth has been limited, resulting in excess overhead. The Company began to reduce its overhead level in the second quarter of 2006, after a change in management. Selling, general and administrative expenses in the third quarter of 2006 were $809,177, compared to $912,394 in the third quarter of 2005. Management is continuing to analyze and implement programs to bring expenses into line with revenues.

Selling, general and administrative expense during the first nine months of 2005 was $6,086,612, over three times the level of the first nine months of 2006. The two primary reasons for the disparity were (a) the fact that the Company incurred a financing expense of $2,872,500 in connection with the sale of convertible debentures in the first quarter of 2005 and (b) the fact that the Company recognized a large bad debt expense in the first half of 2005.

The demand for the products of APPC Oil Company is strong. And the company has the factory capacity to meet the demand. The hindrance to successful operations is the company's lack of funds. In order to satisfy orders for its petroleum products, APPC Oil must purchase raw materials, primarily oil and additives. In general, the time gap between the company's investment in raw materials and payment for the finished product is several months. Without cash resources, APPC Oil can only maintain a limited level of inventory. As a result, it is able to accept and service only a small portion of the potential orders for its products.

Interest expense increased from $66,865 in the first nine months of 2005 to $110,748 in the first nine months of 2006. The reason for the increase was the financing completed by the Company at the end of the first quarter of 2005. At the same time, the Company recognized "other income" of $58,966 in the first nine months of 2006, primarily due to having achieved a settlement with a creditor who waived $63,172 of the Company's accrued obligation.

The Company recorded a net loss of $1,247,751 for the nine months ended September 30, 2006. In the first nine months of 2005 the net loss had been $5,585,686, due to the factors mentioned above. The Company will continue to incur losses until it can finance operations at a level proportionate to the Company's overhead.

Liquidity and Capital Resources

The Company's operations used $52,307 in cash during the first nine months of 2006. The usage was small relative to the net loss incurred primarily because the Company increased its current liabilities by $987,839. The trade-off was a stop-gap measure necessitated by the Company's lack of capital resources. Our failure to pay our trade creditors in a timely fashion will have adverse effects on our ability to gain favorable terms from those creditors in the future.

During the same period that operations used $52,307 in cash, accrued interest on the Company's debt load increased by $109,208. In addition, the Company paid only $73,078 on account of its $2,163,970 in debt. Because of the Company's inability to meet the requirements of its debts, the Company's independent auditor, in its report on the Company's 2005 financial statements, expressed substantial doubt as to the ability of the Company to continue as a going concern.

Because APPC Oil is unable to service its debts and fund operations, in August 2006 it petitioned for reorganization under Chapter 11 of the U.S. Bankruptcy Code. In December 2006, however, management was able to secure approximately $500,000 in credit from vendors. Management considers that credit sufficient to enable the company to ramp up operations in the near term and take advantage of the demand for its products. So on December 5, 2006, at the request of APPC Oil, the Bankruptcy Court terminated the bankruptcy proceeding.

Although the recent vendor credit will improve operations for the next few months, Triton Petroleum lacks sufficient resources to sustain operations for the next twelve months. Management continues to seek financing resources that can support the expansion of the operations of APPC Oil that is necessary for that subsidiary to operate efficiently. To date, however, no significant financing commitment has been achieved.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition or results of operations.

ITEM 3. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of our disclosure controls and procedures as of September 30, 2006. Pursuant to Rule13a-15(e) promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, "disclosure controls and procedures" means controls and other procedures that are designed to insure that information required to be disclosed by Triton Petroleum in the reports that it files with the Securities and Exchange Commission is recorded, processed, summarized and reported within the time limits specified in the Commission's rules. "Disclosure controls and procedures" include, without limitation, controls and procedures designed to insure that information Triton Petroleum is required to disclose in the reports it files with the Commission is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure. Based on his evaluation, our Chief Executive Officer and Chief

Financial Officer concluded that Triton Petroleum's system of disclosure controls and procedures was effective as of September 30, 2006 for the purposes described in this paragraph.

Changes in Internal Controls. There was no change in internal controls over financial reporting (as defined in Rule 13a-15(f) promulgated under the Securities Exchange Act or 1934) identified in connection with the evaluation described in the preceding paragraph that occurred during Triton Petroleum's third fiscal quarter that has materially affected or is reasonably likely to materially affect Triton Petroleum's internal control over financial reporting.

PART II - OTHER INFORMATION

Item 6. *Exhibits*

31 Rule 13a-14(a) Certification
32 Rule 13a-14(b) Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

TRITON PETROLEUM GROUP, INC.

Date: December 18, 2006

By: /s/ Michael Margolies
Michael Margolies, Chief Executive Officer
and Chief Financial Officer

U. S. Securities and Exchange Commission
Washington, D. C. 20549

FORM 10-QSB

[X] QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2006

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File No. 0-49950

TRITON PETROLEUM GROUP, INC.
(Name of Small Business Issuer in its Charter)

Nevada	**98-0232018**
(State of Other Jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

14 Garrison Lane, Garrison, NY	**10524**
(Address of principal executive offices)	(Zip Code)

(845) 424-4100
(Registrant's telephone number including area code)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ ] No [X]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

APPLICABLE ONLY TO CORPORATE ISSUERS: Indicate the number of shares outstanding of each of the Registrant's classes of common stock, as of the latest practicable date:
November 30, 2006
Common Voting Stock: 17,803,500 shares

Transitional Small Business Disclosure Format (check one): Yes [ ] No [X]

Triton Petroleum Group, Inc.
Interim Balance Sheets
June 30, 2006

		(Unaudited) June 30, 2006		December 31, 2005
Assets				
Current Assets				
Cash and cash equivalents	$	-	$	-
Trade accounts receivable, net of allowance of $22,700 for doubtful accounts		452,857		324,403
Prepaid assets		4,686		28,579
Advances to others		302,300		304,200
Inventory		507,594		527,500
Total Current Assets		1,267,437		1,184,682
Equipment				
Equipment		6,068		6,068
Less accumulated depreciation		5,029		4,023
		1,039		2,045
Idle Property		147,770		147,770
Other		24,700		24,700
Total Assets	$	1,440,946	$	1,359,197

The accompanying notes are an integral part of these consolidated financial statements.

Triton Petroleum Group, Inc.
Interim Balance Sheets (Continued)
June 30, 2006

	(Unaudited) June 30, 2006	December 31, 2005
Liabilities and Stockholders' Equity (Deficit)		
Current Liabilities		
Book overdraft	$ 245,800	$ 97,712
Trade accounts payable	1,365,731	1,122,234
Accrued interest	221,618	149,213
Advances from former president of subsidiary	232,915	232,915
Convertible notes payable	550,000	550,000
Accrued expenses	248,228	83,967
Notes payable – bank and others	19,428	77,167
Notes payable – Triton purchase	300,000	300,000
Loans payable to officers/stockholders	1,309,880	1,152,085
Total Current Liabilities	4,493,600	3,765,293
Commitments and Contingencies (Notes B, F, G, I and K)		
Stockholders' Equity (Deficit)		
Common stock, $.001, par value; 100,000,000 shares authorized; 17,803,500 shares issued and outstanding	17,804	17,804
Additional paid-in capital	17,755,928	17,755,928
Retained (deficit)	(20,826,386)	(20,179,828)
Total Stockholders' Equity (Deficit)	(3,052,654)	(2,406,096)
Total Liabilities and Stockholders' Equity (Deficit)	$ 1,440,946	$ 1,359,197

The accompanying notes are an integral part of these consolidated financial statements.

Triton Petroleum Group, Inc.
Interim Statements of Operations

	Three Months Ended June 30,		Six Months Ended June 30,	
	(Unaudited) 2006	(Unaudited) 2005	(Unaudited 2006	(Unaudited) 2005
Net sales	$ 686,722	$ 380,147	$ 1,373,567	$ 765,048
Cost of goods sold	610,766	264,518	1,092,244	545,113
Gross Profit	75,956	115,629	281,323	219,935
Selling General and Administrative Expenses	394,992	1,230,981	915,800	5,176,319
Loss Before Other Items	(319,036)	(1,115,352)	(634,477)	(4,956,384)
Other Income (Expense)				
Interest expense	(37,064)	(25,412)	(75,253)	(35,829)
Other income	63,172	750	63,172	6,156
Total Other Income (Expense)	26,108	(24,662)	(12,081)	(29,673)
Net Loss	$ (292,928)	$ (1,140,014)	$ (646,558)	$ (4,986,057)
Loss per share	0.02	0.11	0.04	0.48
Weighted average number of shares outstanding	17,803,500	10,442,500	17,803,500	10,442,500

The accompanying notes are an integral part of these consolidated financial statements.

Triton Petroleum Group, Inc.
Interim Statements of Cash Flows
Six Month Periods Ended June 30, 2006 and 2005

		(Unaudited) June 30, 2006		(Unaudied) June 30, 2005
Net cash flows used in operating activities		(100,058)		(3,781,751)
Cash flows from financing activities:				
Issuance of common stock		-		8,527
Increase in additional paid-in capital		-		2,762,717
Issuance of preferred stock		-		(25,275)
Repayment of notes payable		(57,737)		-
Proceeds from loans payable		157,795		1,034,981
Net cash provided by financing activities		100,058		3,780,950
Increase (Decrease in Cash and Cash Equivalents		-		(801)
Cash and cash equivalents, beginning of period		-		801
Cash and cash equivalents, end of period	$	-	$	-

The accompanying notes are an integral part of these consolidated financial statements.

Triton Petroleum Group, Inc.
Notes to the Consolidated Financial Statements
For the Six Month Period Ended June 30, 2006
(Unaudited)

BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006. The unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-KSB for the year ended December 31, 2005.

GOING CONCERN

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern. The Company has had recurring operating deficits in the past few years and accumulated large deficits. This raises substantial doubt about the Company's ability to continue as a going concern.

The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As reflected in the condensed consolidated financial statements, the Company has incurred recurring net losses from operations, an accumulated deficit, and recurring negative cash flows from operations. Further, at June 30, 2006, current liabilities exceed current assets by approximately $3,226,000 and total liabilities exceed total assets by approximately $3,053,000. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. These factors all raise substantial doubt about the ability of the Company to continue as a going concern.

Management's plan in regard to the going concern issues is to raise additional capital through new debt and equity financing in conjunction with future acquisitions

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

The Company's operating subsidiary, APPC Oil Company, Inc., increased its sales by 80% from the first half of 2005 to the first half of 2006. The increase was primarily attributable to management's determination to apply available cash flow to the purchase of inventory, to enable APPC Oil to meet the demand for its products. Despite the increase in sales, gross margin fell from 29% in the first six months of 2005 to 20% in the first six months of 2006. The primary reason for the decline was management's decision to write-off $75,000 of obsolete inventory in the second quarter of 2006.

Despite the increase in revenue, the level of operations of APPC Oil remains insufficient to sustain the Company. Selling, general and administrative expenses of $915,800 in the first six months of 2006 dwarfed the Company's gross profit of $281,323, resulting in an operating loss of $634,477. The level of administrative expense in the half was disproportionate to the level of revenue, as the Company previously accumulated management and facilities in anticipation of growth. Due to lack of funds, growth has been limited, resulting in excess overhead. The Company began to reduce its overhead level in the second quarter of 2006, after a change in management. Selling, general and administrative expenses in the second quarter of 2006 were $394,992, compared to $524,615 in the first three months of 2006. Management is continuing to analyze and implement programs to bring expenses into line with revenues.

Selling, general and administrative expense during the first six months of 2005 was $5,176,319, more than five times the level of the first half of 2006. The two primary reasons for the disparity were (a) the fact that the Company incurred a financing expense of $2,872,500 in connection with the sale of convertible debentures in the first quarter of 2005 and (b) the fact that the Company recognized a large bad debt expense in the first half of 2005.

The demand for the products of APPC Oil Company is strong. And the company has the factory capacity to meet the demand. The hindrance to successful operations is the company's lack of funds. In order to satisfy orders for its petroleum products, APPC Oil must purchase raw materials, primarily oil and additives. In general, the time gap between the company's investment in raw materials and payment for the finished product is several months. Without cash resources, APPC Oil can only maintain a limited level of inventory. As a result, it is able to accept and service only a small portion of the potential orders for its products.

Interest expense increased from $35,829 in the first six months of 2005 to $75,253 in the first six months of 2006. The reason for the increase was the financing completed by the Company at the end of the first quarter of 2005. At the same time, the Company recognized "other income" of $63,172 in the second quarter of 2006 by achieving a settlement with a creditor who waived that portion of the Company's accrued obligation.

The Company recorded a net loss of $646,558 for the six months quarter of 2006. In the first six months of 2005 the net loss had been $4,986,057, due to the factors mentioned above and. The Company will continue to incur losses until it can finance operations at a level proportionate to the Company's overhead.

Liquidity and Capital Resources

The Company's operations used $100,058 in cash during the first six months of 2006. The usage was small relative to the net loss incurred primarily because the Company increased its accounts payable and accrued expenses by $392,445. The trade-off was a stop-gap measure necessitated by the Company's lack of capital resources. Our failure to pay our trade creditors in a timely fashion will have adverse effects on our ability to gain favorable terms from those creditors in the future.

During the same period that operations used $100,058 in cash, accrued interest on the Company's debt load increased by $72,405. In addition, the Company paid only $57,737 on account of its $2,412,223 in debt. Because of the Company's inability to meet the requirements of its debts, the Company's independent auditor, in its report on the Company's 2005 financial statements, expressed substantial doubt as to the ability of the Company to continue as a going concern.

Because APPC Oil is unable to service its debts and fund operations, in August 2006 it petitioned for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The action is pending in the U.S. Bankruptcy Court for the Southern District of New York, Poughkeepsie Division. At present it is not possible to determine whether APPC Oil can be successfully reorganized into a viable company. Since it is the only revenue-producing subsidiary of Triton Petroleum, the survival of Triton Petroleum will depend on a successful reorganization of APPC Oil.

Triton Petroleum lacks sufficient resources to sustain operations for the next twelve months. Management hopes that the APPC Oil bankruptcy proceeding will enable the Company to attract investors, who can provide the Company a "fresh start." To date, however, no significant financing commitment has been achieved.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition or results of operations.

ITEM 3. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of our disclosure controls and procedures as of June 30, 2006. Pursuant to Rule13a-15(e) promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, "disclosure controls and procedures" means controls and other procedures that are designed to insure that information required to be disclosed by Triton Petroleum in the reports that it files with the Securities and Exchange Commission is recorded, processed, summarized and reported within the time limits specified in the Commission's rules. "Disclosure controls and procedures" include, without limitation, controls and procedures designed to insure that information Triton Petroleum is required to disclose in the reports it files with the Commission is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure. Based on his evaluation, our Chief Executive Officer and Chief

Financial Officer concluded that Triton Petroleum's system of disclosure controls and procedures was effective as of June 30, 2006 for the purposes described in this paragraph.

Changes in Internal Controls. There was no change in internal controls over financial reporting (as defined in Rule 13a-15(f) promulgated under the Securities Exchange Act or 1934) identified in connection with the evaluation described in the preceding paragraph that occurred during Triton Petroleum's second fiscal quarter that has materially affected or is reasonably likely to materially affect Triton Petroleum's internal control over financial reporting.

PART II - OTHER INFORMATION

Item 6. Exhibits

31 Rule 13a-14(a) Certification
32 Rule 13a-14(b) Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

TRITON PETROLEUM GROUP, INC.

Date: November 30, 2006 By: /s/ Michael Margolies

Michael Margolies, Chief Executive Officer
and Chief Financial Officer

10QSB 1 triton10qmar06.htm TRITON 10-QSB MAR 2006

U. S. Securities and Exchange Commission
Washington, D. C. 20549

FORM 10-QSB

[X] QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2006

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File No. 0-49950

TRITON PETROLEUM GROUP, INC.
(Name of Small Business Issuer in its Charter)

Nevada	**98-0232018**
(State of Other Jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

14 Garrison Lane, Garrison, NY	**10524**
(Address of principal executive offices)	(Zip Code)

(845) 424-4100
(Registrant's telephone number including area code)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [ ] No [X]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

APPLICABLE ONLY TO CORPORATE ISSUERS: Indicate the number of shares outstanding of each of the Registrant's classes of common stock, as of the latest practicable date:

November 30, 2006
Common Voting Stock: 17,803,500 shares

Transitional Small Business Disclosure Format (check one): Yes [ ] No [X]

Triton Petroleum Group, Inc.
Condensed Consolidated Balance Sheets
March 31, 2006
(Unaudited)

	(Unaudited) March 31, 2006	December 31, 2005
Assets		
Current Assets		
Cash and cash equivalents	$ -	$ -
Trade accounts receivable, net of allowance of $22,700 for doubtful accounts	368,094	324,403
Advances to others	303,010	28,579
Prepaid assets	10,157	304,200
Inventory	371,615	527,500
Total Current Assets	1,052,876	1,184,682
Equipment		
Equipment	6,068	6,068
Less accumulated depreciation	(4,523)	4,023
	1,545	2,045
Other Assets		
Idle plant, net of accumulated depreciation of $7,720	147,770	147,770
Other	24,700	24,700
Total Assets	$ 1,226,891	$ 1,359,197

Triton Petroleum Group, Inc.
Condensed Consolidated Balance Sheets (Continued)
March 31, 2006
(Unaudited)

	(Unaudited) March 31, 2006	December 31, 2005
Liabilities and Stockholders' Equity (Deficit)		
Current Liabilities		
Book overdraft	$ 126,846	$ 97,712
Trade accounts payable	1,182,315	1,122,234
Accrued interest	187,403	149,213
Accrued expenses	202,525	83,967
Advances from former president of subsidiary	232,915	232,915
Convertible notes payable	550,000	550,000
Notes payable – bank and others	70,335	77,167
Notes payable – Triton purchase	300,000	300,000
Loans payable to officers/stockholders	1,138,085	1,152,085
Total Current Liabilities	3,990,424	3,765,293
Commitments and Contingencies		
Stockholders' Equity (Deficit)		
Preferred stock; 5,000,000 shares authorized	-	-
Common stock, $.0001, par value; 100,000,000 shares authorized; 17,803,500 shares issued and outstanding	17,804	17,804
Additional paid-in capital	17,755,928	17,755,928
Retained (deficit)	(20,537,265)	(20,537,265)
Total Stockholders' Equity (Deficit)	(2,763,533)	(2,406,096)
Total Liabilities and Stockholders' Equity (Deficit)	$ 1,226,891	$ 1,359,197

The accompanying notes are an integral part of these condensed consolidated financial statements.

Triton Petroleum Group, Inc.
Condensed Consolidated Statements of Operations

	Three Months Ended March 31, 2006	Three Months Ended March 31, 2005
Net sales	$ 686,845	$ 384,901
Cost of goods sold	481,478	380,595
Gross Profit	205,367	104,306
Selling General and Administrative Expenses	524,615	1,162,838
Loss Before Other Income (Expense)	(319,248)	(1,058,532)
Other Income (Expense)		
Interest expense	(38,189)	(10,417)
Financing expense	-	(2,782,500)
Other income	-	5,406
Total Other Income (Expense)	(38,189)	(2,787,511)
Net Loss	$ (357,437)	$ (3,846,043)
Loss per share	$ (0.02)	$ (0.71)
Weighted average number of shares outstanding	17,803,500	5,401,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

Triton Petroleum Group, Inc.
Condensed Consolidated Statements of Cash Flows

	Three Months Ended	
	(Unaudited) March 31, 2006	(Unaudited) March 31, 2005
Net cash flows from operating activities	$ 20,832	$ (658,073)
Cash flows from financing activities:		
Issuance of common stock	-	1,008
Increase in additional paid-in capital	-	424,823
Issuance of preferred stock	-	11,500
Proceeds from loans payable	-	359,646
Repayment of loans payable to officers/stockholders	(14,000)	-
Repayment of notes payable, banks and others	(6,832)	-
Net cash provided (used) by financing activities	(20,832)	796,977
Increase in Cash and Cash Equivalents	-	138,904
Cash beginning of period	-	801
Cash end of period	$ -	$ 139,705

The accompanying notes are an integral part of these condensed consolidated financial statements.

Triton Petroleum Group, Inc.
Notes to the Condensed Consolidated Financial Statements
For the Three Month Period Ended March 31, 2006
(Unaudited)

BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006. The unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-KSB for the year ended December 31, 2005.

GOING CONCERN

The accompanying condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As reflected in the condensed consolidated financial statements, the Company has incurred recurring net losses from operations, an accumulated deficit, and recurring negative cash flows from operations. Further, at March 31, 2006, current liabilities exceed current assets by approximately $2,937,000 and total liabilities exceed total assets by approximately $2,764,000. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. These factors all raise substantial doubt about the ability of the Company to continue as a going concern.

Management's plan in regard to the going concern issues it to raise additional capital through new debt and equity financing in conjunction with future acquisitions.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations

The Company's operating subsidiary, APPC Oil Company, Inc., increased its sales by 78% from the first quarter of 2005 to the first quarter of 2006. The increase was primarily attributable to management's determination to apply available cash flow to the purchase of inventory, to enable APPC Oil to meet the demand for its products. With the increase in sales came an increase in gross margin from 27% to 30%, primarily due to the allocation of factory expenses over a larger sales volume.

Despite the increase in revenue, the level of operations of APPC Oil remains insufficient to sustain the Company. Selling, general and administrative expenses of $524,615 in the first quarter of 2006 dwarfed the Company's gross profit of $205,367, resulting in an operating loss of $319,248. The level of administrative expense in the quarter was disproportionate to the level of revenue, as the Company accumulated management and facilities in anticipation of growth. Due to lack of funds, growth has been limited, resulting in excess overhead. The Company began to reduce its overhead level in the second quarter of 2006, after a change in management.

Selling, general and administrative expense during the first quarter of 2005 was $1,162,838, more than twice the level of the first quarter of 2006. The primary reason for the disparity was the fact that the Company recognized a large bad debt expense in the beginning of 2005.

The demand for the products of APPC Oil Company is strong. And the company has the factory capacity to meet the demand. The hindrance to successful operations is the company's lack of funds. In order to satisfy orders for its petroleum products, APPC Oil must purchase raw materials, primarily oil and additives. In general, the time gap between the company's investment in raw materials and payment for the finished product is several months. Without cash resources, APPC Oil can only maintain a limited level of inventory. As a result, it is able to accept and service only a small portion of the potential orders for its products.

Interest expense increased from $10,417 in the first quarter of 2005 to $38,189 in the first quarter of 2006. The reason for the increase was the financing completed by the Company at the end of the first quarter of 2005.

The Company recorded a net loss of $357,437 for the first quarter of 2006. In the first quarter of 2005 the net loss had been $3,846,043, due to the factors mentioned above and the fact that the Company incurred a financing expense of $2,872,500 in connection with the sale of convertible debentures in the first quarter of 2005. The Company will continue to incur losses until it can finance operations at a level proportionate to the Company's overhead.

Liquidity and Capital Resources

The Company's operations generated $20,832 in cash during the first quarter of 2006. The positive cash flow from operations was achieved by reducing the Company's inventory of raw materials by $155,885. The positive result, then, was achieved at the expense of future revenues, which are directly dependent on the availability to APPC Oil of raw materials inventory.

During the same period that operations produced $20,832 in cash, the interest accrual on our balance sheet as a result of the Company's debt load increased by $38,190. In addition, the Company paid nothing on account of any of its $2,418,181 in debt. Because of the Company's inability to meet the requirements of its debts, the Company's independent auditor, in its report on the Company's 2005 financial statements, expressed substantial doubt as to the ability of the Company to continue as a going concern.

Because APPC Oil is unable to service its debts and fund operations, in August 2006 it petitioned for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The action is pending in the U.S. Bankruptcy Court for the Southern District of New York, Poughkeepsie Division. At present it is not possible to determine whether APPC Oil can be successfully reorganized into a viable company. Since it is the only revenue-producing subsidiary of Triton Petroleum, the survival of Triton Petroleum will depend on a successful reorganization of APPC Oil.

Triton Petroleum lacks sufficient resources to sustain operations for the next twelve months. Management hopes that the APPC Oil bankruptcy proceeding will enable the Company to attract investors, who can provide the Company a "fresh start." To date, however, no significant financing commitment has been achieved.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition or results of operations.

ITEM 3. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. Our Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of our disclosure controls and procedures as of March 31, 2006. Pursuant to Rule13a-15(e) promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, "disclosure controls and procedures" means controls and other procedures that are designed to insure that information required to be disclosed by Triton Petroleum in the reports that it files with the Securities and Exchange Commission is recorded, processed, summarized and reported within the time limits specified in the Commission's rules. "Disclosure controls and procedures" include, without limitation, controls and procedures designed to insure that information Triton Petroleum is required to disclose in the reports it files with the Commission is accumulated and communicated to our Chief Executive Officer and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosure. Based on his evaluation, our Chief Executive Officer and Chief Financial Officer concluded that Triton Petroleum's system of disclosure controls and procedures was effective as of March 31, 2006 for the purposes described in this paragraph.

Changes in Internal Controls. There was no change in internal controls over financial reporting (as defined in Rule 13a-15(f) promulgated under the Securities Exchange Act or 1934) identified in connection with the evaluation described in the preceding paragraph that occurred during Triton Petroleum's first fiscal quarter that has materially affected or is reasonably likely to materially affect Triton Petroleum's internal control over financial reporting.

PART II - OTHER INFORMATION

Item 6. *Exhibits*

31 Rule 13a-14(a) Certification
32 Rule 13a-14(b) Certification

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

TRITON PETROLEUM GROUP, INC.

Date: November 30, 2006 By: /s/ Michael Margolies

Michael Margolies, Chief Executive Officer
and Chief Financial Officer

8-K/A 1 trit8kamendacctbagell.htm TRITON 8-K/A BAGELL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A
(Amendment No. 1)

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NO.: 0-49950

Date of Report: October 23, 2006

TRITON PETROLEUM GROUP, INC.

(Exact name of registrant as specified in its charter)

Nevada	**98-1232018**
(State of Other Jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

14 Garrison Inn Lane, Garrison, New York	**10524**
(Address of principal executive offices)	(Zip Code)

845-424-4100

(Registrant's telephone number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

- ☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
- ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
- ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
- ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Amendment No. 1

Triton is filing this amendment because the initial filing erroneously stated that Triton had retained the firm of Bagell, Josephs, Levine & Co. to audit Triton Petroleum Group's financial statements. That arrangement was never consummated and will not occur.

Item 4.01 Change in Registrant's Certifying Accountant

On October 23, 2006 the Board of Directors of Triton Petroleum Group dismissed Brown Smith Wallace, L.L.C. ("Brown Smith Wallace") from its position as Triton Petroleum Group's principal independent accountant.

The audit reports of Brown Smith Wallace on Triton Petroleum Group's financial statements for the years ended December 31, 2005 and 2004 contained a modification expressing substantial doubt about Triton Petroleum Group's ability to continue as a going concern. The audit reports of Brown Smith Wallace on Triton Petroleum Group's financial statements for the years ended December 31, 2005 and 2004 also contained a modification to the effect that certain contingencies remained to be resolved in connection with a business combination. The audit reports of Brown Smith Wallace for the years ended December 31, 2005 and 2004 did not contain any other adverse opinion or disclaimer of opinion or qualification other than the modifications noted above. Brown Smith Wallace did not, during the applicable periods, advise Triton Petroleum Group of any of the enumerated items described in Item 304(a)(1)(iv) of Regulation S-B.

Triton Petroleum Group and Brown Smith Wallace have not, during Triton Petroleum Group's two most recent fiscal years or any subsequent period through the date of dismissal, had any disagreement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to Brown Smith Wallace's satisfaction, would have caused Brown Smith Wallace to make reference to the subject matter of the disagreement in connection with its reports.

Triton Petroleum Group has requested Brown Smith Wallace to furnish a letter addressed to the Securities Exchange Commission stating whether or not Brown Smith Wallace agrees with the statements in this 8-K. A copy of such letter dated October 23, 2006 is filed as exhibit 16 to this 8-K.

Item 9.01 Financial Statements and Exhibits

Exhibits

16. Letter from Brown Smith Wallace, L.L.C. dated October 23, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRITON PETROLEUM GROUP, INC.

Dated: November 13, 2006

By:/s/ Michael Margolies

Michael Margolies, Chief Executive Officer

8-K 1 trit8kacctsparitz.htm TRITON 8-K ACCTS-PARITZ

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NO.: 0-49950

Date of Report: November 9, 2006

TRITON PETROLEUM GROUP, INC.
(Exact name of registrant as specified in its charter)

Nevada	**98-1232018**
(State of Other Jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

14 Garrison Inn Lane, Garrison, New York	**10524**
(Address of principal executive offices)	(Zip Code)

845-424-4100
(Registrant's telephone number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

- ☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
- ☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
- ☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
- ☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.01 Change in Registrant's Certifying Accountant

On November 9, 2006 Triton Petroleum Group retained the firm of Paritz & Company, P.A. to audit Triton Petroleum Group's financial statements for the year ended December 31, 2006. At no time during the past two fiscal years or any subsequent period did Triton Petroleum Group consult with Paritz & Company regarding any matter of accounting policy or practice, any issue relating to the financial statements of Triton Petroleum Group, or the type of audit opinion that might be rendered for Triton Petroleum Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRITON PETROLEUM GROUP, INC.

Dated: November 13, 2006

By: /s/ Michael Margolies
Michael Margolies, Chief Executive Officer

<DOCUMENT>
<TYPE>8-K
<SEQUENCE>1
<FILENAME>triton8kaccts.txt
<DESCRIPTION>TRITON 8-K - CHANGE ACCOUNTANTS
<TEXT>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NO.: 0-49950

Date of Report: October 23, 2006

TRITON PETROLEUM GROUP, INC.

(Exact name of registrant as specified in its charter)

Nevada	98-1232018
(State of other jurisdiction of incorporation or organization	(IRS Employer Identification No.)
14 Garrison Inn Lane, Garrison, New York	10524
(Address of principal executive offices)	(Zip Code)

845-424-4100

(Registrant's telephone number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

<PAGE>

Item 4.01 Change in Registrant's Certifying Accountant

On October 23, 2006 the Board of Directors of Triton Petroleum Group dismissed Brown Smith Wallace, L.L.C. ("Brown Smith Wallace") from its position as Triton Petroleum Group's principal independent accountant.

The audit reports of Brown Smith Wallace on Triton Petroleum Group's financial statements for the years ended December 31, 2005 and 2004 contained a modification expressing substantial doubt about Triton Petroleum Group's ability to continue as a going concern. The audit reports of Brown Smith Wallace on Triton Petroleum Group's financial statements for the years ended December 31, 2005 and 2004 also contained a modification to the effect that certain contingencies remained to be resolved in connection with a business combination. The audit reports of Brown Smith Wallace for the years ended December 31, 2005 and 2004 did not contain any other adverse opinion or disclaimer of opinion or qualification other than the modifications noted above. Brown Smith Wallace did not, during the applicable periods, advise Triton Petroleum Group of any of the enumerated items described in Item 304(a)(1)(iv) of Regulation S-B.

Triton Petroleum Group and Brown Smith Wallace have not, during Triton Petroleum Group's two most recent fiscal years or any subsequent period through the date of dismissal, had any disagreement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to Brown Smith Wallace's satisfaction, would have caused Brown Smith Wallace to make reference to the subject matter of the disagreement in connection with its reports.

Triton Petroleum Group has requested Brown Smith Wallace to furnish a letter addressed to the Securities Exchange Commission stating whether or not Brown Smith Wallace agrees with the statements in this 8-K. A copy of such letter dated October 23, 2006 is filed as exhibit 16 to this 8-K.

On October 23, 2006 Triton Petroleum Group retained the firm of Bagell, Josephs, Levine & Co. ("Bagell Josephs") to audit Triton Petroleum Group's financial statements for the year ended December 31, 2006. At no time during the past two fiscal years or any subsequent period did Triton Petroleum Group consult with Bagell Josephs regarding any matter of the sort described above with reference to Brown Smith Wallace, any issue relating to the financial statements of Triton Petroleum Group, or the type of audit opinion that might be rendered for Triton Petroleum Group.

<PAGE>

Item 9.01 Financial Statements and Exhibits

Exhibits

16. Letter from Brown Smith Wallace, L.L.C. dated October 23, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRITON PETROLEUM GROUP, INC.

Dated: October 26, 2006

By: /s/ Michael Margolies

Michael Margolies, Chief Executive Officer

</TEXT>
</DOCUMENT>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 20, 2005

Mr. James Carroll
Chief Financial Officer
American Petroleum Group, Inc.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194

**Re: American Petroleum Group, Inc.
Form 10-KSB/A for Fiscal Year Ended December 31, 2004
Filed April 1, 2005
Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005
Filed November 21, 2005
Response letter dated November 16, 2005
File No. 0-49950**

Dear Mr. Carroll:

We have reviewed your response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004 [Filed November 17,2005]

Description of Business

Overview

1. We have read your response to prior comment two, with respect to reclamation work on the property associated with the terminated lease, where you state that "we believe that the passage of time allows us to believe that there is no further

liability to the Company." Please confirm, if true, that you performed the appropriate analysis under SFAS 5 and determined that no liability exists, even though you have terminated the lease.

Description of Property

2. With respect to the subsequent resolution of the matter identified in prior comment eight, please tell us whether or not the resolution had an accounting impact to your current filings with the Commission. If applicable, explain how you have or will account for the resolution.

Financial Statements, page 1

Report of Independent Registered Public Accounting Firm, page 1

3. We note that the audit report you filed does not include the signature of the auditor. Please amend your filing to include an accountants' report to conform to Rule 2-02(a)(2) of Regulation S-X.

General

4. We note from your response to prior comment 12 that you issued notes and warrants that entitle each holder an option to purchase one share of common stock. Please tell us where you have filed the associated agreements as exhibits, if material, or provide us with copies of the applicable agreements. In the meantime, please perform an analysis of the pertinent terms of the notes and warrants to determine whether or not liability classification is required under SFAS 150, SFAS 133 or EITF 00-19. In this regard, you will need to determine if the notes meet the definition in paragraph 4 of EITF 00-19 of conventional convertible debt or whether it contains embedded derivatives that must be bifurcated from the debt host. In addition, the warrants should be analyzed to determine whether or not they meet the definition of a freestanding warrant as defined in SFAS 133. Refer to the Current Accounting and Disclosure Issues in the Division of Corporation Finance outline on the sec.gov website, under Item II.B, located at the following address, http://www.sec.gov/divisions/corpfin/acctdis120105.pdf for additional information regarding this topic.

Consolidated Statements of Stockholders' Equity (Deficit), page 4

5. Please explain, in sufficient detail, the accounting transaction that resulted in the beginning balance at January 1, 2003 for common stock shares totaling 750,000, additional paid in capital totaling $99,250 and retained deficit totaling ($92,466). It appears that you may have affected a stock split. However, this is not apparent from any disclosures made within this filing. In this regard, we note the Statement of Stockholders' Equity (Deficit) previously filed in the Form 10-KSB for the fiscal year ended December 31, 2003 for American Capital Alliance, Inc. had different balances for common stock, number and par, and additional paid in capital as of December 31, 2002 and 2003 in comparison to the balances presented in the same statement within your amended Form 10-KSB/A. Please advise.

Consolidated Statements of Cash Flows, page 5

6. We note from your response to prior comment 15 that you have presented a non-cash item within the investing cash outflow line item Acquisition of new subsidiary. This treatment is not consistent with your non-cash transactions accounting policy described in Note E, where you state that "Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement." Refer to paragraph 32 of SFAS 95, which states that information about all investing and financing activities during a period that affects recognized assets or liabilities but that does not result in cash receipts or cash payments in the period are to be reported in related disclosures, and revise your presentation as appropriate. Please confirm that no other items within your cash flow statement represent non-cash items.

7. We have read your response to prior comment 16 and reviewed your revised Consolidated Statement of Cash Flows for the periods presented. However, it is unclear whether or not you have properly applied paragraph 32 of SFAS 95 in your revised presentation. In this regard, we would expect the cash received from the issuance of common and preferred stock to represent the amount of cash received or the sum of the amounts reflected under par value and additional paid in capital, as shown in your Consolidated Statement of Stockholders' Equity (Deficit). Please review your presentation again and confirm that the amounts presented do not contain non-cash items and reconcile the revised line items, Issuance of common stock and Increase in additional paid-in capital, to your Consolidated Statement of Stockholders' Equity (Deficit).

Note F – Business Combinations, page 10

8. We have read your response to prior comment 18 and continue to believe that the issuance of your common stock in one fiscal period and the subsequent cancellation and return of those shares to your treasury in another fiscal period appears to need to be reported in your financial statements. In this regard, when you issued the shares in 2003, we would expect you to credit the par value of your common stock and additional paid in capital, as appropriate. In 2004, you would then reduce the same accounts that previously were increased when the shares were issued. The presentation would vary depending upon whether you formally retired the shares or placed the shares in treasury, in which case you would record the transaction under either the par value or cost method. Since you have not presented treasury stock on your balance sheet, it appears that you have formally retired these shares. As the journal entries necessary to properly reflect your issued and outstanding stock would impact your EPS calculation, please revise your presentation as appropriate.

Motor Parts Warehouse, Inc. ("MPW"), page 11

9. Please address the following items, based on your response to prior comment 19 and the associated disclosure under this heading:

- You disclose in your filing that you issued 5,000,000 shares of common stock for an option to acquire the outstanding stock of MPW, yet you indicate in your response that you issued 13,300,000 shares to MPW. Please reconcile these statements and explain why you have not reported the issuance of these shares in your Consolidated Statements of Stockholders' Equity (Deficit) for the periods presented;

- Expand your disclosure to indicate the date on which you issued the shares;

- Explain why you have reported this transaction in the line item Compensation expenses as it appears that this transaction would more appropriately be reported in the Acquisition expense line item;

- We note that you have used a restricted stock discount of 35% in valuing the issuance of these shares. Please note that the staff believes that available quoted market prices are evidence of the fair value of a financial instrument and that block discounts are not in accordance with GAAP in determining fair value. Please refer to paragraphs 5 and 58 of SFAS 107, paragraph 3a of SFAS 115 and footnote 3 of EITF 98-5 and support your valuation or revise your fair value measurement accordingly.

10. We note your response to prior comment 21 wherein you explain that you believe the transaction and agreements are unenforceable against the Company "due to the fact that it was not an arms length transaction and we believe done to make the Company a party to the transaction." You further indicate that you are not "accounting for nor assuming "payment obligations and all other agreements"." While we do not understand how your argument that a transaction not completed under arms length negotiations is not enforceable, we note that you continue to disclose in your amended Form 10-KSB/A that "AMAI assumes all payment obligations and all other agreements of Alliance as set forth in the including four "Promissory Notes"; and AMAI assumes all payment obligations and all other agreements of Alliance to Harris Bank." In your response to prior comment 20, you indicated that you had made it clear that AMAI represents the old trading symbol of the Company and that AMAI "is now American Petroleum Group, Inc;" therefore, it appears from your disclosure that you have assumed all legal liability associated with the transactions and agreements you describe at length under the Alliance Petroleum Products Company disclosure within Note F. As you have not revised your disclosure and have not sufficiently explained why you are not liable for the items you disclose that you have accepted responsibility for, we reissue our prior comment 21 in its entirety.

11. We note your disclosure that you issued 5,000,000 shares of common stock for the purchase of Alliance, which you have treated as a business combination. You further disclose with respect to this transaction that "The aggregate acquisition price was $856,200, which consisted of 1,107,500 of the Company's common stock valued at $.54 and cash advances outstanding to Company at the time of consummation of the transactions." Please reconcile the difference in shares you disclose as being issued for this acquisition and further reconcile these shares to your Consolidated Statements of Stockholders' Equity (Deficit). Additionally, please support your use of a discounted common stock price under the following accounting guidance, paragraphs 5 and 58 of SFAS 107, paragraph 3a of SFAS 115 and footnote 3 of EITF 98-5.

<u>Note G – Notes Payable to Stockholders, page 14</u>

12. We have read your response to prior comment 23 and do not understand the terms of the arrangement with the stockholder/officers of the Company and the associated journal entries. Please provide us with the journal entries you recorded when i) the stockholder/officers transferred 50,000 post-split shares into an escrow account, ii) the shares were sold and the $500,000 proceeds were transferred to the Company.

Note I – Related Party Loans Payable to Officers/Stockholders, page 15

New Century Capital Consultants, Inc. – Note Payable, page 16

13. Based on your response to prior comment 24 and your disclosure under this heading, please tell us whether this note has an associated registration rights agreement. In this regard, we note your statement that "on a one time basis the lender upon written demand after the six months can require the Company to prepare and file a registration statement under the Securities and Exchange Act of 1933 for an offering of up to 1,000,000 shares." Please provide an analysis of the pertinent terms of this note to determine whether or not it represents conventional convertible debt or whether it contains embedded derivatives that must be bifurcated from the debt host. Please refer to the definition of conventional convertible in paragraph 4 of EITF 00-19 and the further guidance provided by EITF 05-2. You should also refer to the definition of an embedded derivative within paragraph 12 of SFAS 133.

14. We have read your response to prior comment 25, where you indicate that "As previously stated, the issue has been resolved in the fourth quarter." Please tell us where your disclosure indicates that a resolution has been reached with the lender in your 2005 third quarter Form 10-QSB/A as we are unable to locate such disclosure.

Other Stockholders, page 17

15. We have read your response to prior comment 27 where you indicate that your previous 10-KSB disclosure was incorrect in describing the instruments issued to other stockholders as options and that they are, instead, warrants. As you did not revise your disclosure in your amended Form 10-KSB/A, please amend your filing to clarify that you issued warrants. In addition, you state to "See the disclosure as set forth in response to Comments 11 and 12." Please confirm, if true, that these are the same notes and warrants addressed by prior comments 11 and 12.

Note J – Stockholders' Equity, page 17

16. We have reviewed the Common and Preferred Stock Reconciliation you provided in response to prior comment 28 and note that the number of shares you show as issued and disclosed in the supplemental schedule totals 1,453,750. This amount does not agree with the sum of the issuances you describe in this note, totaling 1,749,375. Please reconcile this difference or revise your disclosure to clearly indicate the total number of shares issued under each agreement or change of control.

Exhibits 31.1 and 31.2

17. We note that your certifying officers identify their title in the opening line. As this is not contemplated by Exhibit 31 of Regulation S-B, which is to be provided exactly as set forth, please revise to include the name of the certifying officer only. In addition, you should not reference the type of report as annual or quarterly within the certification, as this is also not exactly as set forth in Exhibit 31. Finally, please review paragraph 5(a) and ensure that it is worded exactly as set forth in Exhibit 31 as it currently is not. This comment applies to all certifications you filed in your amended Forms 10-KSB/A and 10-QSB/A.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

General

18. We note that the title page to your second and third quarter Form 10-QSB/A reference American Capital Alliance, Inc. Please revise this title to reference the Company's name as of November 1, 2004.

Note G – Notes Payable

Highgate House Funds, Ltd.

19. We have read your response to prior comments 29 and 31 and are unable to locate any footnote disclosures in your amended Form 10-QSB/A for the quarter ended June 30, 2005. Once you have filed an amendment to this Form with the appropriate footnote disclosures, we may have further comment. In the meantime, please provide an analysis of the convertible debenture identified through prior comment 29 in a manner similar to that requested in comment 3.

Note G – Notes Payable, page 15

Highgate House Funds, Ltd., page 16

20. We note from your response to prior comment 30 that you determined the amount of the financing transaction expense by multiplying the number of shares you issued by $.70. Please confirm, if true, that the $.70 represents fair market value as of the date of issuance or otherwise advise.

Form 10-QSB/A for the Fiscal Quarter Ended September 30, 2005

Interim Consolidated Balance Sheets, page 2

21. Please tell us the reason for the 130% increase in inventory from December 31, 2004 to September 30, 2005 and indicate whether or not any items included within the balance have been reviewed for possible impairment.

22. Please tell us and expand your disclosure accordingly to explain how you generated the goodwill balance of $125,602 as we are unable to determine this from your current disclosure.

Interim Consolidated Statements of Cash Flows, page 5

23. Please reconcile the cash inflow from the Issuance of Common Stock totaling $12,280, and Proceeds from Additional Paid In Capital, totaling $318,399, with the total of the amounts shown in your Interim Consolidated Statements of Stockholders' Equity (Deficit) for the same line items, totaling $12,175 and $5,581,381. Please also explain where the receipt of cash is shown for the issuance of the preferred stock.

Note F – Business Combinations (Continued), page 13

24. We note your statement that "Goodwill (excess of purchase price over net assets acquired) of $822,262 arising in the above described acquisition had been recognized at the time of the purchase." Please revise this disclosure to the amount you explained in your response to prior comment six was the correct amount of goodwill recorded and subsequently written off, or so advise. This comment applies to your Form 10-KSB/A and subsequent Forms 10-QSB/A, wherever the incorrect amount of goodwill is disclosed.

Triton Petroleum, LLC, page 14

25. Please tell us how you have accounted for the liability associated with the Asset Purchase Agreement you entered into on July 1, 2005. In this regard, we note that you will be required to pay 3.5 times the net earnings of the assets and operations formerly owned by Triton on July 1, 2006.

Note G – Notes Payable, page 15

26. We note your disclosure with respect to the stock borrowing arrangement is stale. In this regard, you make reference to June 30, 2005. Please update your disclosure and further indicate whether or not the shares you were obligated to

return to the original holders was done so by April 2005 or make reference to any penalties incurred if you do not meet the terms of the arrangement.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief

<DOCUMENT>
<TYPE>8-K
<SEQUENCE>1
<FILENAME>triton8kchason.txt
<DESCRIPTION>TRITON 8-K CHASON
<TEXT>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NO.: 0-49950

Date of Report: August 4, 2006

TRITON PETROLEUM GROUP, INC.
(Exact name of registrant as specified in its charter)

Nevada	98-1232018
(State of other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
14 Garrison Inn Lane, Garrison, New York	10524
(Address of principal executive offices)	(Zip Code)

845-424-4100
(Registrant's telephone number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

<PAGE>

Item 8.01 Other Events

On August 4, 2006 the Registrant's principal subsidiary, APPC Oil Company, Inc., filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. The action is pending in the U.S. Bankruptcy Court for the Southern District of New York, Poughkeepsie Division.

Item 5.02 Departure of Director; Election of Director

On August 1, 2006 Michael Krome submitted his resignation from his position as a member of the Board of Directors of Triton Petroleum Group.

On August 1, 2006 the Board of Directors elected Stanley Chason to fill the vacancy on the Board. The following information concerning Mr. Chason is provided:

Stanley Chason. Mr. Chason is a retired executive who provides consulting services to public and private companies from time to time. From 1962 until his retirement in 1984, Mr. Chason held various positions with Gelco Corporation, a company listed on the New York Stock Exchange which is involved in all aspects of vehicle leasing. His last position with Gelco was as Executive Vice President and member of the Board of Directors. Mr. Chason was also Chairman and Chief Executive Officer of the Fleet and Management Services Division of Gelco.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRITON PETROLEUM GROUP, INC.

Dated: September 5, 2006

By: /s/ Michael Margolies

Michael Margolies, Chief Executive Officer

</TEXT>
</DOCUMENT>

High Velocity Alternative Energy Corp (0001138593)

SIC: 1000 - METAL MINING
State location: NY | Fiscal Year End: 1231
formerly: American Petroleum Group Inc (filings through 2006-07-26)
formerly: PRELUDE VENTURES INC (filings through 2004-11-23)
formerly: Triton Petroleum Group Inc (filings through 2007-07-12)
(Assistant Director Office No 4)

Business Address
14 GARRISON INN LANE
GARRISON NY 10524
(845) 424-4100

Mailing Address
14 GARRISON INN LANE
GARRISON NY 10524

To limit filing results, enter form type or date (as 2002/05/23).

Form Type

Prior to

Ownership? Include Exclude Only

40 Entries Retrieve Selected Filings

Retrieve All Filings

Key to Descriptions

[Paper] Paper filings are available by film number.

[Cover] Filing contains an SEC-released cover letter or correspondence.

Items 41 - 80 XML

Form	Formats	Description	Filing Date	File/Film No
8-K	[html][text] 4 KB	Current report, item 8.01 Acc-no: 0001144204-06-029767 (34 Act)	2006-07-26	000-49950 06981587
10KSB	[html][text] 179 KB	Optional form for annual and transition reports of small business issuers [Section 13 or 15(d), not S-B Item 405] Acc-no: 0001144204-06-027006 (34 Act)	2006-06-30	000-49950 06937329
CORRESP	[html][text] 3 KB	**[Cover]**Correspondence Acc-no: 0001144204-06-023465	2006-06-02	
8-K	[html][text] 7 KB	Current report, items 5.02 and 9.01 Acc-no: 0001144204-06-021787 (34 Act)	2006-05-19	000-49950 06856113
NT 10-Q	[html][text] 8 KB	Notification of inability to timely file Form 10-Q or 10-QSB Acc-no: 0001144204-06-019732 (34 Act)	2006-05-12	000-49950 06833130
NTN 10K	[html][text] 9 KB	Notices of Late Filings of Form 10-K or 10-KSB Acc-no: 0001144204-06-013112 (34 Act)	2006-03-31	000-49950 06729031
CORRESP	[html][text] 3 KB	**[Cover]**Correspondence Acc-no: 0001144204-06-000276	2006-01-04	
DEF 14C	[html][text] 19 KB	Other definitive information statements Acc-no: 0001144204-05-038882 (34 Act)	2005-12-06	000-49950 051247024
10QSB/A	[html][text] 139 KB	**[Amend]**Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-05-037204 (34 Act)	2005-11-21	000-49950 051219034
10QSB/A	[html][text] 92 KB	**[Amend]**Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-05-036515 (34 Act)	2005-11-17	000-49950 051211808
10QSB/A	[html][text] 117 KB	**[Amend]**Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-05-036503 (34 Act)	2005-11-17	000-49950 051211733
10KSB/A	[html][text] 142 KB	**[Amend]**Optional form for annual and transition reports of small business Issuers [Section 13 or 15(d), not S-B Item 405] Acc-no: 0001144204-05-036478 (34 Act)	2005-11-17	000-49950 051211369
CORRESP	[html][text] 41 KB	**[Cover]**Correspondence Acc-no: 0001144204-05-036421	2005-11-16	
3	[html][text] 4 KB	Initial statement of beneficial ownership of securities Acc-no: 0001144204-05-036297	2005-11-16	
4	[html][text] 4 KB	Statement of changes in beneficial ownership of securities Acc-no: 0001144204-05-036295	2005-11-16	
3	[html][text] 4 KB	Initial statement of beneficial ownership of securities Acc-no: 0001144204-05-036292	2005-11-16	
NT 10-Q	[html][text] 8 KB	Notification of inability to timely file Form 10-Q or 10-QSB Acc-no: 0001144204-05-035739 (34 Act)	2005-11-15	000-49950 051204460
PRER14C	[html][text] 122 KB	Information statements Acc-no: 0001144204-05-034429 (34 Act)	2005-11-09	000-49950 051188165

PRE 14C	[html][text] 97 KB	Other preliminary information statements Acc-no: 0001144204-05-033658 (34 Act)	2005-11-02	000-49950 051173173
DEF 14C	[html][text] 229 KB	Other definitive information statements Acc-no: 0001144204-05-033615 (34 Act)	2005-11-02	000-49950 051172181
CORRESP	[html][text] 3 KB	[Cover]Correspondence Acc-no: 0001144204-05-031472	2005-10-12	
UPLOAD	[html][text] 15 KB	[Cover]Acc-no: 0000000000-05-051027	2005-10-04	
UPLOAD	[html][text] 2 KB	[Cover]Acc-no: 0000000000-05-048196	2005-09-19	
10QSB	[html][text] 135 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-05-026611 (34 Act)	2005-08-22	000-49950 051041212
NT 10-Q	[html][text] 8 KB	Notification of inability to timely file Form 10-Q or 10-QSB Acc-no: 0001144204-05-025372 (34 Act)	2005-08-15	000-49950 051025511
10QSB/A	[html][text] 112 KB	[Amend]Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-05-024853 (34 Act)	2005-08-12	000-49950 051019743
10KSB/A	[html][text] 137 KB	[Amend][Cover]Optional form for annual and transition reports of small business issuers [Section 13 or 15(d), not S-B Item 405] Acc-no: 0001144204-05-024850 (34 Act)	2005-08-12	000-49950 051019725
8-K	[html][text] 10 KB	Current report, items 5.02 and 9.01 Acc-no: 0001144204-05-024429 (34 Act)	2005-08-10	000-49950 051012584
CORRESP	[html][text] 3 KB	[Cover]Correspondence Acc-no: 0001144204-05-023695	2005-08-04	
UPLOAD	[html][text] 6 KB	[Cover]Acc-no: 0000000000-05-037328	2005-07-20	
8-K	[html][text] 111 KB	Current report, items 1.01, 5.02, and 9.01 Acc-no: 0001144204-05-021931 (34 Act)	2005-07-19	000-49950 05960944
8-K	[html][text] 8 KB	Current report, items 3.02, 5.02, 7.01, and 9.01 Acc-no: 0001144204-05-018119 (34 Act)	2005-06-06	000-49950 05879721
10QSB/A	[html][text] 110 KB	[Amend]Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-05-017329 (34 Act)	2005-05-27	000-49950 05862257
10QSB	[html][text] 108 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-05-017237 (34 Act)	2005-05-26	000-49950 05859572
NT 10-Q	[html][text] 8 KB	Notification of inability to timely file Form 10-Q or 10-QSB Acc-no: 0001144204-05-015938 (34 Act)	2005-05-17	000-49950 05836341
NT 10-K	[html][text] 8 KB	Notification of inability to timely file Form 10-K 405, 10-K, 10-KSB 405, 10-KSB, 10-KT, or 10-KT405 Acc-no: 0001144204-05-010185 (34 Act)	2005-04-01	000-49950 05725651
10KSB	[html][text] 143 KB	Optional form for annual and transition reports of small business issuers [Section 13 or 15(d), not S-B Item 405] Acc-no: 0001144204-05-010164 (34 Act)	2005-04-01	000-49950 05725442
DEF 14C	[html][text] 35 KB	Other definitive information statements Acc-no: 0001144204-05-005961 (34 Act)	2005-02-24	000-49950 05637433
8-K	[html][text] 27 KB	Current report, items 4.01, 4.02, and 9.01 Acc-no: 0001144204-05-005196 (34 Act)	2005-02-16	000-49950 05620705
SC 13D	[html][text] 10 KB	General statement of acquisition of beneficial ownership Acc-no: 0001144204-05-004063 (34 Act)	2005-02-11	005-79284 05596493

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<DOCUMENT>
<TYPE>8-K
<SEQUENCE>1
<FILENAME>v048228_8k.txt
<TEXT>

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): July 25, 2006

TRITON PETROLEUM GROUP, INC.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-49950	98-0232018
(Commission File No.)	(IRS Employer Identification No.)

14 Garrison Inn Lane
Garrison, NY 10524
(845) 424-4100
(Address and telephone number of principal executive offices and place of business)

AMERICAN PETROLEUM GROUP, INC.
(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below)

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13ed-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

<PAGE>

SECTION 8 - OTHER EVENTS

ITEM 8.01 OTHER EVENTS

The Registrant has relocated the offices of its Corporate/Executive Offices from 1400 N. Gannon Drive, Hoffman Estates, Illinois to the following address:

14 Garrison Inn Lane
Garrison, NY 10524
(845) 424-4100

The Registrant previously moved the Corporate Office of its subsidiary, APPC Oil Company, Inc., d/b/a American Petroleum Products Company from its Bedford Park, Illinois facility to this address. Operations remain in Bedford Park.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 25, 2006

Triton Petroleum Group, Inc.

By: /s/ Michael Margolies

Michael Margolies, President

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>10KSB
<SEQUENCE>1
<FILENAME>v046653_10ksb.txt
<TEXT>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSSION
WASHINGTON, D.C. 20549

FORM 10-KSB

|X| ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the fiscal year ending December 31, 2005

|_| TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the transition period from ________ to ________

Commission file number: 000-49950

TRITON PETROLEUM GROUP, INC.
(Name of small business issuer in its charter)

Nevada	98-0232018
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1400 N. Gannon Drive, 2nd Floor, Hoffman Estates, IL 60194
(Address of Principal executive offices) (Zip Code)

Issuer's telephone number: (847) 805-0125

Securities registered under Section 12(b) of the "Exchange Act"
Common Share, Par Value, $.0001
(Title of each Class)

Securities registered under Section 12(g) of the Exchange Act: None

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. |X| Yes |_| No

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part II of this Form 10-KSB or any amendment to this Form 10-KSB. |X|

The issuer's revenues for its most recent fiscal year: $1,965,330

The aggregate market value of the voting and non-voting common equity held by non-affiliates based on the average bid and asked price of such common equity, as of May 10, 2006, was approximately $1,173,500.

The number of shares of Common Stock outstanding, as of May 10, 2006 was: 17,803,500

Transitional Small Business Disclosure Format (check one): Yes |_|; No |X|

<PAGE>

TRITON PETROLEUM GROUP, INC.
ANNUAL REPORT ON FORM 10-KSB

For Fiscal Year Ended December 31, 2005

INDEX

<PAGE>

Triton Petroleum Group, Inc.

Part I

Item 1. Description of Business

FORWARD LOOKING STATEMENTS

Because we want to provide investors with more meaningful and useful information, this Annual Report on Form 10-KSB ("Form 10-KSB") contains, and incorporates by reference, certain forward-looking statements that reflect our current expectations regarding its future results of operations, performance and achievements. We have tried, wherever possible, to identify these forward-looking statements by using words such as "anticipates," "believes," "estimates," "expects," "designs," "plans," "intends," "looks," "may," and similar expressions. These statements reflect our current beliefs and are based on information currently available to us. Accordingly, these statements are subject to certain risks, uncertainties and contingencies, including the factors set forth herein, which could cause our actual results, performance or achievements for 2006 and beyond to differ materially from those expressed in, or implied by, any of these statements. You should not place undue reliance on any forward-looking statements. Except as otherwise required by federal securities laws, we undertake no obligation to release publicly the results of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

OVERVIEW

History and Organization

Triton Petroleum Group, Inc., formerly American Petroleum Group, Inc., formerly American Capital Alliance, Inc. until November 1, 2004 and formerly Prelude Ventures, Inc. until February 23, 2004 (the "Company") was incorporated under the laws of the State of Nevada on May 24, 2000, under the name of Prelude Ventures, Inc. Prior to its acquisition of American Petroleum Products Company, formally Alliance Petroleum Products Company, the Company had limited business operations and was considered a development stage enterprise. The activities during that period principally had been limited to organizational matters, and examining business and financing opportunities for the Company.

Prior Business Matters and Failed Business Acquisitions.

On March 9, 2001, we acquired a 20-year mining lease from Steve Sutherland, the owner of 24 unpatented lode-mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. The lease was terminated at some point by prior management.

During the nine months ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability, due to the time period that has elapsed since the lease was terminated. We have never received any claim or communication with respect to this lease, and at this pointing time, do not expect any communication from any party related thereto. If there was any communication, it would be the position of the Company that any claim would be time barred.

<PAGE>

On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 273,750 post split common shares, restricted under Rule 144 of the Securities Act of 1933 and at a later date, issue 273,750 post split common shares, restricted under Rule 144 subject to the Company paying not less than $1,000,000 accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business was to provide servicing for the oil and gas industry.

The Company determined that the transaction mentioned above could not be completed due to the inability to complete a comprehensive due diligence review. The shares of common stock previously transferred in anticipation of the completion of the transaction were returned to the treasury of the Company and canceled.

"TSG" Acquisition

On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company was to pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition. The contractual amount of the option was never fully paid, however, amounts advanced for the option purchase and associated expenses resulted in an $185,000 charge to operations for the year ended December 31, 2003 and $10,000 for the year ended December 31, 2004. There have been no further dealings, discussions or transactions related to this matter.

Motor Parts Waterhouse, Inc.

The Company on or about October 9, 2003, issued 500,000 post split shares of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company was to issue an additional 500,000 post split shares of common stock to the shareholders of MPW and pay $2,200,000. This MPW option can not be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition and let the option lapse. There have been no further dealings, discussions or transactions occurred related to this matter.

Oilmatic Systems, LLC Transaction

On December 3, 2004, the Registrant entered into a Letter of Intent, dated December 1, 2004, with Oilmatic Systems LLC of East Orange, New Jersey, whereby the Registrant would purchase Oilmatic Systems LLC and/or Oilmatic International, Inc., for shares of common stock of the Registrant.

<PAGE>

Oilmatic is a food service distribution company that supplies a closed loop Bulk Cooking Oil Supply and Management system. Its patented state of the art handheld Dipstick(R) design dispenses and removes cooking oil with the simple push of a button at the deep fryers. The system also consists of separate fresh oil and waste oil tanks. A key switch allows management to control unnecessary oil fills and disposals. This system completely eliminates the practice of employees manually removing hot used oil which significantly reduces slips, falls and burns, as well as the hard labor of unloading and retrieving heavy boxes of oil. Additionally, the system eliminates hazardous grease spills both inside and outside of the store that cause grease fires and grease trap build-ups that pollute our environment. As part of the transaction, Michael Allora, President of Oilmatic was to assume, after the closing of the transaction, the position of President and Chief Operating Officer of Triton Petroleum as well as Oilmatic.

Effective May 20, 2005, Management of the Registrant no longer felt that the mutual goals of both parties were attainable and therefore the proposed transaction with Oilmatic was cancelled between the parties. There have been no further dealings, discussions or transactions occurred related to this matter.

Oilmatic Systems, LLC was advanced, interest free, a total of $300,000 by the Company. The Letter of Intent stated that in the event that the proposed transaction did not close, the money advanced was to be considered a loan to Oilmatic, and repaid nine-months after being advanced. We have made repeated demands for the re-payment of the loan. To date, we have not been able to collect the money due. However, Management believes the advance will ultimately be collected. (See Item 3, Legal Proceedings).

American Petroleum Products Company

On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company, now known as American Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 1,250,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of American (757,864 common shares). An additional 1,250,000 shares of common stock of the Company was issued to Worldlink International Network, Inc. In addition, under the terms of the Rider, the Company was required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance, as a condition of the transaction. This was a material contingency to the transactions and as a result had to be resolved prior to recognition of a business combination. On June 24, 2004 (effective date July 1, 2004) the Company ("Prelude") now known as Triton Petroleum Group, Inc., ("AMPE") and Alliance Petroleum Products Company, entered into an Amendment to the original Alliance Agreement, dated October 9, 2003, whereby all previous conditions and contingencies were deemed to have been completed or waived. Therefore, the Company assumed the operations of the subsidiary. However, after a change of management took place in September 2004, the current management refused to recognize the obligation to pay certain amounts arising from other non Company obligations and third party agreements (See, Item 3, Legal Proceedings).

<PAGE>

The Company

The operations of Alliance Petroleum Products Corp, which was later amended to be American Petroleum Products Corp ("APPC") have been consolidated with the results of Triton Petroleum Group, Inc. since July 1, 2004. Triton Petroleum Group, Inc. which was formerly know as America Petroleum Group, Inc. (the "Company") is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities.

The company, via its subsidiary (American Petroleum Products Company, or APPC), is in the manufacturing and distribution of petroleum and related products for the automotive industry. Specifically, APPC is in the business of blending, bottling, and distributing private label motor oil, transmission fluid, and related products for the automotive aftermarket. These products are sold, both direct and through distributors, to retail outlets that include oil change shops, automotive aftermarket chains, gas stations, department stores, and convenience stores. Although most products are sold in 12-quart cases, some products are sold in bulk. APPC sells to a wide variety of customers with a low dependence on any one customer (the largest customer makes up less than 10% of sales year to date).

In order to make finished motor oil, blenders and bottlers like APPC purchase base oils and blend them with V.I. Improver and/or Additive Packages to create motor oil, which is then sold either Bulk or Bottled. While there are several major companies with huge markets, this is a highly fragmented market, with many smaller players, especially in the private label market. Other major costs include bottles, caps, labels, corrugated, labor, and transportation costs.

The U.S. market for aftermarket motor oil is approximately $11.3 billion annually, making APPC a microscopic regional player. Most retail outlets for motor oil carry a major brand and a lesser-known, lower-priced brand. APPC primarily competes with those other, lesser-known brands, which consist of other regional/national motor oil blenders and bottlers.

Given that the product is a commodity, APPC competes largely by managing a competitive cost structure so that it can pass through competitive pricing and by carefully managing customer relationships. By giving our customers fair prices and providing excellent quality and service, APPC has maintained relatively long term relations with its customer base and has had success winning new customers.

Motor oil for late model year automobiles normally utilize the latest formulae established by the American Petroleum Institute and the Society of Automotive Engineers. The "standard" for current model year automobiles is referred to as "SM," which recently replaced "SL." Only SM and SL motor oil can currently receive the API "starburst" certification seal, and APPC must annually renew its API license in order to use the "starburst" seal on its labels. Motor oil can also be made without the API starburst and sold as oil with technology prior to SM or SL. This API-certified oil must include what is referred to as "Group 2 Base Oils" as the foundation for the oil, as well as an additive package that includes the most recently approved chemical blend. APPC, like other motor oil blenders, must purchase Group 2 base oils from select, API-approved suppliers in order to make API-certified premium motor oil. APPC primarily purchases Group 2 base oils from Motiva (Port Arthur, Texas) and from Evergreen Oil (Irvine, California). Shortages of Group 2 base oils have caused price increases in recent months, but APPC has temporarily been able to pass these increases on to the customer.

<PAGE>

On July 1, 2005, TPG acquired the operating assets of Triton Petroleum, LLC ("Triton"). Triton is operated as a division of TPG. On the Payment Date, which shall be the one year anniversary of the effectiveness of the Agreement, that being July 1, 2006, , the Registrant shall pay to the Sellers the Purchase Price equal to three and one half (3.5) times the net earnings of the assets and operations formerly owned by Triton. The Purchase Price is to be paid as: (a) twenty-five percent (25%) in cash on the payment date, and (b) with the balance of seventy-five percent, payable over the following two years, in cash and stock, as agreed to by the parties. In addition, current loans to Triton, totaling approximately three hundred thousand dollars ($300,000), due and owing to the members of Triton, shall be paid over the twelve months from the Closing date to the Payment Date. It is anticipated that the total purchase price will be approximately $300,000, plus the net book value of the assets acquired in the amount of $230,625 at the time of payment, July 1, 2006. The assets purchased include the right to the name, Triton Petroleum, all operations and assets, including any leases, or sub-leases.

Triton purchases used oil from various consolidators of used petroleum such as gear oil, machine oils, etc. that have never been burnt before. It then transports the un-combusted, but unrefined oils back to its reclamation facility in Detroit, Michigan, for refining. After a very detailed reclamation process, all impurities and contaminants are extrapolated out of the oil, through Triton's centrifuge operation, thus leaving it with a renewable petroleum base oil. This base oil can be blended with new crude and other chemical components and bottled in our Bedford Park, Illinois facility. Using the renewable oils from Triton Petroleum will drastically reduce American Petroleum Products Company's (APPC) cost of base oil by 35%, and management feels that the acquisition of the assets of Triton petroleum, making APPC its only customer, will be an advantage with respect to earnings.

Risks to Consider Regarding our Company

Our independent registered public accounting firm issued a report for the year ended December 31, 2005 and December 31, 2004 that contained a "going concern" explanatory paragraph.

Our independent registered public accounting firm issued a report on their audit of our financial statements as of and for the years ended December 31, 2005 and 2004. Our notes to the financial statements disclose that The Registrant's cash flows have been absorbed in operating activities and has incurred significant net losses for fiscal 2004 and 2005, and have a working capital deficiency. In the event that funding from internal sources or from public or private financing is insufficient to fund the business at current levels, the Company will have to substantially cut back our level of spending which could substantially curtail our operations. The independent registered public accounting firm's report contains an explanatory paragraph indicating that these factors raise substantial doubt about the Company's ability to continue as a going concern. Our going concern uncertainty may affect our ability to raise additional capital, and may also affect our relationships with suppliers and customers. Investors should carefully read the independent registered public accounting firm's report and examine our financial statements before investing in the Registrant's stock or any other type of investment.

<PAGE>

The Company Has Substantial Near-Term Capital Needs; The Company May Be Unable To Obtain Needed Additional Funding.

The Company will require funding over the next twelve months to develop the business further. In fact, the Company has minimal capital for operations and the Company has needs for immediate funding. Our capital requirements will depend on many factors including, but not limited to, the timing of further development of our business and the growth of the industry as a whole. If additional funds are raised through the issuance of equity securities, the percentage ownership of our current shareholders will be reduced. Moreover, those equity securities may have rights, preferences, and privileges senior to those of the holders of our common stock. There can be no assurance that additional capital will be available on terms favorable to us or our shareholders.

Our cash requirements may vary substantially depending on our rate of development, research results, competitive and technological advances and other factors. If adequate funds are not available, the Company may be required to curtail operations or to obtain funds by entering into collaboration agreements on unattractive terms. Our inability to raise capital would impair the current and future operations and may cause the Company to cease business operations enturely.

The Company Substantial Long-Term Capital Needs; The Company May Be Unable To Obtain Needed Additional Funding.

Substantial expenditures will be required to further develop our business model. The level of expenditures required for these activities will depend in part on whether The Company develops and market our services independently or with other companies through collaborative arrangements. Our future capital requirements will also depend on one or more of the following factors:

o market acceptance of our products and services;

- o the extent and progress of our research and development programs;
- o competing technological and market developments; and
- o the costs of commercializing our products and services.

There can be no assurance that funding will be available on favorable terms to permit successful expansion of the business to allow the Company to exceed the break even point, if at all.

In addition, the Company has no credit facility or other committed sources of capital. The Company may be unable to establish credit arrangements on satisfactory terms, if at all. If capital resources are insufficient to meet our future capital requirements, the Company may have to raise additional funds to continue development of our website. There can be no assurance that such funds will be available on favorable terms, if at all.

To the extent that additional capital is raised through the sale of equity and/or convertible debt securities, the issuance of such securities will likely result in dilution to our shareholders. If adequate funds are not available, the Company may be unable to develop our operations to a sufficient level to generate revenues or become profitable.

<PAGE>

We expect to issue additional stock in the future to finance our business plan and the potential dilution caused by the issuance of stock in the future may cause the price of our common stock to drop.

The Company is authorized to issue maximum stock of 100,000,000 common shares. As of May 10, 2006 there were 17,803,500 issued and outstanding shares of Common Stock. The Board of Directors has authority to issue the balance of 82,196,500 shares of our authorized stock without shareholder consent, on terms and conditions set in the discretion of the Board, which may dilute the value of your stock. If and when additional shares are issued, it may cause dilution in the value of shares purchased in this offering and may cause the price of our common stock to drop. These factors could also make it more difficult to raise funds through future offerings of common stock.

Most of our competitors may be able to use their financial strength to dominate the market, which may affect our ability to generate revenues.

Most of our competitors are much larger companies than us and very well capitalized. They could choose to use their greater resources to finance their continued participation and penetration of this market, which may impede our ability to generate sufficient revenue to cover our costs. Their better financial resources could allow them to significantly out spend us on price to our customers, marketing and production. We might not be able to maintain our ability to compete in this circumstance

The Company Has Never Paid Dividends.

The Company has never paid dividends. The Company does not anticipate declaring or paying dividends in the foreseeable future. Our retained earnings, if any, will finance the development and expansion of our business. Our dividends will be at our Board of Directors' discretion and contingent upon our financial condition, earnings, capital requirements and other factors. Future dividends may also be affected by covenants contained in loan or other financing documents The Company may execute. Therefore, there can be no assurance that cash dividends of any kind will ever be paid.

Reporting requirements of a public company

As a public company, we are required to comply with the reporting obligations of the Exchange Act and may be required to comply with Section 404 of the Sarbanes-Oxley Act for our fiscal year ending December 31, 2007. If we fail to comply with the reporting obligations of the Exchange Act and Section 404 of the Sarbanes-Oxley Act, or if we fail to achieve and maintain adequate internal controls over financial reporting, our business, results of operations and financial condition, and investors' confidence in us, could be materially adversely affected. As a public company, we are required to comply with the periodic reporting obligations of the Exchange Act, including preparing annual reports, quarterly reports and current reports. Our failure to prepare and disclose this information in a timely manner could subject us to penalties under federal securities laws, expose us to lawsuits and restrict our ability to access financing. In addition, we are required under applicable law and regulations to integrate our systems of internal controls over financial reporting. We plan to evaluate our existing internal controls with respect to the standards adopted by the Public Company Accounting Oversight Board. During the course of our evaluation, we may identify areas requiring improvement and may be required to design enhanced processes and controls to address issues identified through this review. This could result in significant delays and cost to us and require us to divert substantial resources, including management time, from other activities.

<PAGE>

It is more difficult for our shareholders to sell their shares because we are not, and may never be, eligible for NASDAQ or any National Stock Exchange.

We are not presently, nor is it likely that for the foreseeable future we will be, eligible for inclusion in NASDAQ or for listing on any United States national stock exchange. To be eligible to be included in NASDAQ, a company is required to have not less than $4,000,000 in net tangible assets, a public float with a market value of not less than $5,000,000, and a minimum bid price of $4.00 per share. At the present time, we are unable to state when, if ever, we will meet the NASDAQ application standards. Unless we are able to increase our net worth and market valuation substantially, either through the accumulation of surplus out of earned income or successful capital raising financing activities, we will never be able to meet the eligibility requirements of NASDAQ. As a result, it will more difficult for holders of our common stock to resell their shares to third parties or otherwise, which could have a material adverse effect on the liquidity and market price of our common stock

We must also obtain additional financing to either purchase our operating assets or obtain working capital for leasing arrangements.

To meet our need for cash, we are attempting to raise debt and equity financings to complete the acquisitions either described in this document or contemplated in the future and fund the Company's on-going operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions, we will have to find alternate sources of capital such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and can not raise it, we will either have to suspend operations until we do raise the cash or cease operations entirely

Limited Operating History.

We cannot guarantee we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund additional proposed acquisitions and our on-going operations.

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations and possibly cease operations totally. Equity financing could result in additional dilution to shareholders.

Inflation

The amounts presented in the financial statements do not provide for the effect of inflation on the Company's operations or its financial position. Amounts shown for machinery, equipment and leasehold improvements and for costs and expenses reflect historical cost and do not necessarily represent replacement cost. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

<PAGE>

Provision for Income Taxes

The company has determined that it will more likely than not use any tax net operating loss carry forward in the current tax year and has taken and therefore has a valuation amount equal to 100% of any asset.

Employees

As of December 31, 2005, we employed approximately 29 persons. None of our employees are covered by collective bargaining agreements. We believe that our relations with or employees are good.

Item 2. Description of Property

The Company currently occupies a sub-lease, for the administrative offices, located at 1400 North Gannon Drive, Hoffman Estates, Illinois (847-805-0125). We occupy approximately 700 square feet comprising three offices. Our rent is $1,000 per month. We have no lease and have an oral month-to-month agreement with the leaseholder of the office space, which is the former President of the Company. The space is adequate for the currently needs of the Company. If the month-to-month tenancy was to end, we would be able to move our operations without a significant disruption of operations.

The Company's wholly-owned subsidiary, American Petroleum Products, Inc., operates from a manufacturing and distribution facility located at 5841 W. 66th Street, Bedford Park, Il. The facility is comprised of approximately 36,000 sq. ft. The facility is sufficient for the needs of the wholly-owned subsidiary for the foreseeable future. The Company does not have a formal lease and is presently not paying rent for this property due to a dispute with the former President of the Company, who is also the owner of this property. We are attempting to reach a resolution with the former President and landlord of the property. If we are not able to successfully resolve the dispute, and are forced to vacate the facility, it will have a substantial material effect on the ability to operate the subsidiary. We have reached an agreement with respect to all claims related to the property with the owner, which when executed, will result in the Company purchasing the property.

Item 3. Legal Proceedings

Other than described below, there are no past, pending or, to our knowledge, threatened litigation or administrative action which has or is expected by our management to have a material effect upon our business, financial condition or operations, including any litigation or action involving our officer, director or other key personnel. There have been no changes in the company's accountants or disagreements with its accountants since its inception.

The Company is currently in default of its obligations with respect to Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005. We have entered discussions with Cornell Capital Partners LP and Highgate House Funds, Ltd. in an attempt to resolve our default. The Company and Cornell Capital Partners LP and Highgate House Funds, Ltd. have reached a payment arrangement with Cornell Capital Partners LP and Highgate House Funds, Ltd. We believe that upon the completion of a financing currently under negotiation with another outside investor group, we can fund our agreed upon resolution and repay our obligations to Cornell Capital Partners LP and Highgate House Funds, Ltd. However, if such new financing fails, we will be unable to complete our settlement agreement with Cornell Capital Partners LP and Highgate House Funds, Ltd. In such a case, we have been informed that Cornell Capital Partners LP and Highgate House Funds, Ltd. will institute litigation to foreclose on the security issued to them and to seek full payment with interest and penalties. Such litigation would be significant and materially affect the Company.

9

<PAGE>

There is a threatened action by the Harris Bank of Chicago, Illinois with respect to a defaulted loan agreement. Harris Bank claims to have a lien on the equipment used by the Registrant in its operations. The Registrant has had contact with Harris Bank and is attempting to resolve the matter. We believe that we have reached a resolution with Harris Bank. The resolution is anticipated to be closed within the second fiscal quarter of 2006. The exact terms have not yet been finalized. It is hoped that discussions the Company is involved in with various funding sources will reach an agreement and conclusion begun within the fourth fiscal quarter so the Company may proceed with the transactions.

The Company has paid no rent or compensation of any type to the entities that claim to have legal title to the operating assets of APPC. Management has taken the position that since there was no contract or agreement to purchase the assets or for the payment of rentals for these assets, therefore nothing is owed. The consolidated operations for the period since APPC was acquired do not contain $90,000 of accrued rent for compensation for use of the facilities. The owner (and former President of the Company and major shareholder) of the entity that owns the real estate is claiming a monthly rental amount of $15,000. The Company has been in discussion with the owner of the real estate and has a tentative agreement that is not yet fully agreed upon. The terms under discussion include the purchase of the real estate for approximately $1,900,000 and $185,000 for additional back-rent and other capital debt claimed by the owner. This is a contingency relating to the business combination that could potentially result in an adjustment of the purchase price of APPC and additional charges to the Company's operations.

The Company received a letter, dated February 28, 2005, from the Attorney for Concentric Consumer Marketing, Inc., in connection with certain sums owed by American Petroleum Products Corporation ("APPC"), a wholly owned subsidiary of the Company, in the amount of $13,000 per month for the past four (4) months, for services. There is no way to determine at this time the validity of the claim, or any possible outcome or if the claim is material to the Company, or even if litigation will be commenced against the Company and/or APPC. The Company has reached a settlement with Concentric Consumer Marketing, Inc., which has been paid.

10

<PAGE>

Indemnification of Officers and Directors

At present we have not entered into individual indemnity agreements with our Officer or Director. However, our By-Laws and Certificate of Incorporation provide a blanket indemnification that we shall indemnify, to the fullest extent under Nevada law, our directors and officers against certain liabilities incurred with respect to their service in such capabilities. In addition, the Certificate of Incorporation provides that the personal liability of our directors and officers and our stockholders for monetary damages will be limited.

Item 4. Submission of Matters to a Vote of Security Holders

On February 15, 2005, the majority of shares entitled to vote approved certain actions as set forth in the Schedule 14C filed with the SEC on February 24, 2005, consisting of:

1. Electing and appointing the Board of Directors and Officers of Triton Petroleum Group, Inc.;

2. Ratified the appointment of Brown Smith Wallace LLC as our independent public accountants for the fiscal year ending December 31, 2003 and 2004;

3. Adoption of a Code of Ethics for the Executive Officers of Triton Petroleum Group, Inc., and

4. Approving the purchase of all interest in, all assets and stock of Oilmatic Systems, LLC ("Oilmatic Transaction" or "Transaction").

On May 20, 2005, the Letter of Intent with Oilmatic was terminated by the Company.

On October 21, 2005, The Board of Directors (the "Board") by unanimous written consent and a majority of stockholders (the "Majority Stockholders"), owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of October 21, 2005, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of the State of Nevada changed the Company's name to "Triton Petroleum Group, Inc." or such similar available name, and will not be effective earlier than 20 days after the mailing of this Information Statement. The Company was not able to complete the name change due to financial restraints, but expects to do so within the second fiscal quarter.

Part II

Item 5. Market for Common Equity and Related Stockholder Matters

General:

<PAGE>

We are authorized to issue 100,000,000 shares of Common Stock, at a par value $.001 per share. As of May 12, 2006, the latest practicable date, there are 17,803,500 shares of common stock outstanding. The number of record holders of Common Stock as of May 12, 2006 is approximately 50.

Common Stock

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive ratably such dividends when, as and if declared by the Board of Directors out of funds legally available therefore. In the event we have a liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock

Price Ranges of Triton Petroleum Group, Inc. Common Stock

Market Information

The Company's Common Stock is traded on the Pink Sheets under the symbol "AMPE" and on the NASD operated Over the Country Bulletin Board until May 31, 2006. It was previously traded under the symbol "AMAI" until October 29, 2004, "PLUD" until February 23, 2004, and "PLUV from September 12, 2002 until December 31, 2002.

There is currently a limited trading market for the Company's Common Stock with the price being very volatile. The following chart lists the high and low closing bid prices for shares of the Company's Common Stock for each month within the last fiscal year. These prices are between dealers and do not include retail markups, markdowns or other fee and commissions, and may not represent actual transactions.

Fiscal Year 2004:	High Bid	Low Bid	High Ask	Low Ask
January 2004	1.05	0.71	1.07	0.75
February 2004	0.81	0.37	0.85	0.41
March 2004	0.43	0.022	0.048	0.025
April 2004	0.32	0.11	0.35	0.13
May 2004	0.17	0.05	0.18	0.06
June 2004	0.12	0.045	0.015	0.032
July 2004	0.1	0.03	0.12	0.05
August 2004	0.13	0.025	0.15	0.032
September 2004	0.05	0.021	0.055	0.025
October 2004	0.06	0.025	0.07	0.029
November 2004(1)	1.40	0.01	5.00	0.07
December 2004	1.10	0.56	2.00	0.9

<PAGE>

1 Taking into effect a reverse split of 20 to 1, effective November 2004

Fiscal Year 2005:	High Bid	Low Bid	High Ask	Low Ask
January 2005	0.92	0.65	1.12	0.75
February 2005	1.03	0.65	1.10	0.80
March 2005	1.05	0.60	1.05	0.60
April 2005	0.85	0.40	0.85	0.40
May 2005	0.75	0.35	0.85	0.78
June 2005	0.65	0.25	0.80	0.50
July 2005	0.70	0.51	0.80	0.50
August 2005	0.90	0.35	1.20	0.45
September 2005	0.85	0.468	0.86	0.51
October 2005	0.56	0.31	0.57	0.35
November 2005	0.42	0.16	0.45	0.17
December 2005	0.20	0.12	0.21	0.125

Fiscal Year 2006:	High Bid	Low Bid	High Ask	Low Ask
January 2006	0.19	0.11	0.20	0.115
February 2006	0.135	0.11	0.14	0.12
March 2006	0.17	0.11	0.18	0.12
April 2006	0.17	0.101	0.185	0.13

Liquidation

In the event of a liquidation of the Company, all stockholders are entitled to a pro rata distribution after payment of any claims.

Dividend Policy

The Company has never declared or paid cash dividends on its common stock and anticipates that all future earnings will be retained for development of its business. The payment of any future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, future earnings, capital requirements, the financial condition of the Company and general business conditions.

Stock Transfer Agent

Effective March 1, 2005, our transfer agent and registrar of the Common Stock is Manhattan Transfer Registrar Co., 1 West Street, New York, NY 10004, (212) 425-2750; fax (212) 425-2751.

Recent Sales of Unregistered Securities

The information concerning the recent sales of unregistered securities required by Item 5 is incorporated by reference to the information set forth in Item 12 "Certain Relationships and Related Transactions" set forth hereafter

<PAGE>

Item 6. Management's Discussion and Analysis or Plan of Operation.

Forward-looking Information

Certain statements in this document are forward-looking in nature and relate to trends and events that may affect the Company's future financial position and operating results. The words "expect" "anticipate" and similar words or expressions are to identify forward-looking statements. These statements speak only as of the date of the document; those statements are based on current expectations, are inherently uncertain and should be viewed with caution. Actual results may differ materially from the forward-looking statements as a result of many factors, including changes in economic conditions and other unanticipated events and conditions. It is not possible to foresee or to identify all such factors. The Company makes no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date of this document that may affect the accuracy of any forward-looking statement.

PLAN OF OPERATIONS

We were a startup, development stage Company prior to the acquisition of American Petroleum Products Company ("APPC") beginning with operations as of July 1, 2004, and did not realize any revenues from our business operations until that time. However at time of acquiring APPC its sales volume was at a point below its break even point and therefore was losing money. Management of the Company feels that APPC is operating at a small percentage of its capacity with its major constraint on increasing volume being that of financing raw materials for manufacturing and some other limited variable manufacturing costs. In addition, it is currently not generating profits of sufficient amount to support the other operations of the parent Company. Accordingly, we must raise money from sources other than the operations of this business. Our only other source of cash at this time is investments by others (primarily from existing shareholders and others) in our Company. We must raise additional cash to complete any future acquisitions and maintain current operations, otherwise the business will fail.

In order to raise capital for operations of the parent Company and to attempt to complete the proposed Oilmatic transaction, the Company entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible debenture for a total amount of $500,000 at 7% interest. The Note is convertible into shares of common stock at a conversion price of $0.85 per share, at the option of the Lender. At the same time the Company entered into with Cornell Capital Partners LP a total Standby Equity Distribution Agreement for up to $10,000,000 equity line (See Item 3, Legal Proceedings).

Liquidity, Capital Resources and Operations

Since the Company's inception, the Company raised funds from officer/stockholder advances, from private sales of its common shares, including approximately $500,000 from the sale of borrowed stock contributed by the Company's promoters. We have repaid this stock borrowing with the issuance of 50,000 shares of common stock (taking in to account a reverse of the common shares of the Company in November 2004). This money was utilized for certain start-up costs and operating capital.

14

<PAGE>

In this regard, the Company's plan of operations for the next 12 months is to pursue profitable business acquisitions, and obtain financing to increase the sales volume of APPC. Product research and development is expected to be minimal during the period. Additionally, the Company does not expect any change in number of employees other than through acquisitions.

Financings

In order to raise capital for operations of the parent Company and to complete the Oilmatic transaction at the time, the Company entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible debenture for a total amount of $500,000 at 7% interest. The Note is convertible into 588,325 shares of common stock at a conversion price of $0.85 per share, at the option of the Lender. At the same time the Company entered into with Cornell Capital Partners LP a total Standby Equity Distribution Agreement for up to $10,000,000 equity line. Pursuant to the Standby Equity Distribution Agreement we are to file a registration statement 180 days after execution.

The Company must still obtain additional financing to either purchase our operating assets or obtain working capital for leasing arrangements, and to operate our business.

To meet our need for cash, we are attempting to raise debt and equity financing to complete the acquisitions described in this document and fund the Company's on-going operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions mentioned in this document or any contemplated acquisition, we will have to find alternate sources such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and can not raise it, the Company will either have to suspend operations until we do raise the cash or cease operations entirely.

On July 25, 2005, we conducted a Rule 504, Regulating D offering of $1,000,000 worth of Convertible Debentures of our subsidiary American Petroleum Products

Company ("APPC"), to accredited investors in the State of Texas. The Offering was amended in October 10, 2005 to include the State of Pennsylvania. Pursuant to the Offering, APPC issued the convertible debentures, which were convertible into shares of common stock. As part of the Offering, APPC was to be merged into the Registrant. This event did not occur. Upon conversion into shares and merger of APPC into the Registrant, the offering shares are issuable as shares of Triton Petroleum Group, Inc. Pursuant to the amendment to the original offering, the amount of shares to be offered for sale was raised to a total of 3,108,000 shares of common stock.

We are also currently in discussions with several investors to raise the capital via an equity offering, involving the issuance of convertible debentures to be converted upon the effectiveness of a Registration Statement. The funds raised are necessary to complete the transactions with Harris Bank to obtain clear title to the equipment used by the Company, in its APPC operations and to purchase the real property that our plant is situated on from its owner, as well as general business purposes. We anticipate that this financing would close sometime in the second fiscal quarter 2006.

<PAGE>

Results of Operations:

For the Years Ending December 31, 2005 vs. December 31, 2004 and December 31, 2003

Until July 1, 2004, the Company did not have an operating unit. Therefore, a comparison of revenues and cost of sales between the years ended December 31, 2004 and 2003 is meaningless. For the year ended December 31, 2004, the Company had $857,172 in sales and cost of revenues of $732,722. This is in comparison to total sales of $1,965,330 and cost of revenues of $1,453,426 for the year ended December 31, 2005.

Non-cash compensation expense resulting from shares of the Company's common and preferred being issued for services rendered totaled $8,778,000 in 2003, $1,523,200 in 2004 and $5,197,500 in 2005 The increase in 2005 or both non cash compensation and financing expenses, is attributable to a large number of shares issued by the Company in lieu of cash paid for services rendered. Financing expense for 2005 was $2,857,500, 2004 and 2003 was $0 and $0, respectively. Total payroll and payroll related expenses for 2005 were $1,122,181, in comparison to $390,152 for 2004 and $0 in 2003. The increase is the result of having a full year of operations at the subsidiary level and adding headcount at the corporate level during 2005.

In 2005, the Company incurred $549,642 in bad debts, including $525,000 related to the write-off of the remaining balance due from a working capital financing arrangement. Total bad debts related to normal operating activities totaled $24,642 for 2005 and $22,700 for 2004. Interest expense for 2005 totaled $150,517, in comparison to a total of $32,000 in 2004. The increase is the result of increase in working capital financing in 2005.

The Company incurred a charge for the write-off of goodwill in 2005 of $312,807, related to the acquisition of Triton Petroleum, LLC. In 2004, the Company incurred a charge for the write-off of goodwill of $803,615, related to the acquisition of American Petroleum Products, Inc.

In 2005, the Company realized a gain of $492,500 related to the repayment of shares borrowed under a Stock Borrowing Arrangement with certain shareholders.

Total operating expense for the year 2005 totaled $7,896,346. This is in comparison to total operating expense of $2,461,325 for 2004 and $9,602,136 for 2003. The increase in 2005 was attributed to a higher level of financing and compensation expenses in order to keep the Company operating.

Liquidity and Financial Resources

During the years ended December 31, 2005 and 2004, net cash used by operating activities was $1,716,783 and $614,767, respectively. The Company incurred net losses of $7,342,210, and $3,175,458 for the years ended December 31, 2005 and 2004, respectively. The Company still would have incurred net operating losses in 2005 and 2004 even if the non-cash stock compensation, financing expense and goodwill impairment expenses, detailed above did not occur. Additionally at December 31, 2005 and December 31, 2004, current liabilities exceeded current assets by $2,580,611 and $1,289,213, respectively.

<PAGE>

These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company anticipates that in order to fulfill its plan of operation including payment of certain past liabilities of the Company, it will need to seek financing from outside sources. The Company is currently pursuing private debt and equity sources. It is the intention of the Company's management to also improve profitability by significantly reducing operating expenses and to increase revenues significantly, through growth and acquisitions.

The Company is actively in discussion with one or more potential acquisition or merger candidates. There is no assurance that the Company will be successful in raising the necessary funds nor there a guarantee that the Company can successfully execute any acquisition or merger transaction with any company or individual or if such transaction is effected, that the Company will be able to operate such company profitably or successfully.

The increases in recurring administrative expenses detailed above in The Results of Operations section are due to the start up of the operations, increases in personnel and professional fees, and a generally higher level of fixed administrative expenses. It is anticipated by the Registrant that General and Administrative costs will remain relatively the same, while Revenues and Gross Profit will increase as a result of the business derived from APPC and Triton. This can be achieved only if the Company can obtain financing from outside sources since additional capital is needed to operate and expand operations from current levels.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

<PAGE>

Item 7. Financial Statements

Triton Petroleum Group, Inc. and Subsidiary

Index to Financial Statements

CONTENTS

<PAGE>

Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

On November 16, 2004, the current Interim President of the Registrant in discussions with Amisano Hanson, became aware that the Registrant had not properly informed Amisano Hanson of its dismissal, and the Registrant had failed to comply with the notification provisions of Form 8-K for dismissal of the previous auditor and appointment of the new auditor. Accordingly, the current management, on November 16, 2004 notified its previous independent auditor, Amisano Hanson, Chartered Accountants, 750 West Pender Street, Suite 604, Vancouver Canada, V6C 2T7, 604-689-0188, that it was replaced as the Independent Auditor of the Registrant, by Brown Smith Wallace LLC. This action was previously approved by the Board of Directors on or about February 19, 2004.

Members of The Board of Directors and Officers of the Registrant have discussed these facts with Amisano Hanson, and have discussed the actions necessary to correct the problem.

The audit reports of, Amisano Hanson, Chartered Accountants, 750 West Pender Street, Suite 604, Vancouver Canada, V6C 2T7, 604-689-0188 on the Company's consolidated financial statements as of and for the fiscal years ended December 31, 2002 and 2001 did not contain an adverse opinion or a disclaimer of opinion, or modified as to audit scope or accounting principles, however the auditors qualified their report as to the uncertainty that the Company would continue as a going concern. During the period of their engagement, there were no disagreements between Amisano Hanson, and the Registrant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Amisano Hanson, would have caused them to make reference to the subject matter of the disagreement in connection with its reports on the Registrant's financial statements, other than the fee dispute that has arisen between the parties.

On February 19, 2004, the management of the Registrant engaged Brown Smith Wallace LLC, located at 1050 N. Lindbergh Blvd. St. Louis, MO 63132, Telephone 314.983.1200, as its independent auditors to audit its financial statements for the fiscal year ended December 31, 2003. The decision to retain Brown Smith Wallace LLC was approved by the Registrant's board of directors at that time. Prior to the engagement, Registrant did not consult with Brown Smith Wallace LLC regarding the application of accounting principles to a specified transaction, or the type of audit opinion that may be rendered with respect to the Registrant's financial statements, as well did not consult with Brown Smith Wallace LLC, as to the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the small business issuer's financial statements and either written or oral advice was provided that was an important factor considered by the small business issuer in reaching a decision as to the accounting, auditing or financial reporting issue.

Item 8a. Controls and Procedures

We recently acquired American Petroleum Products Corp., our main operating entity, after taking control of the parent Company in September 2004. As such, the company is just developing and implementing systems of internal and disclosure controls. Within the ninety-day period preceding the filing of this report, our management evaluated the effectiveness of the design and operation of its disclosure controls and procedures (the "Disclosure Controls") as of the end of the period covered by this Form 10-KSB and (ii) any changes in internal controls over financial reporting that occurred during the last quarter of our fiscal year. This evaluation ("Controls Evaluation") was done under the supervision and with the participation of management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), who became CFO in September 2004, and the Controller, who became CFO in March 2005.

<PAGE>

Limitations on the Effectiveness of Controls

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected. We will conduct periodic evaluations of our internal controls to enhance, where necessary, our procedures and controls.

Conclusions

Based upon the Controls Evaluation, the CEO and CFO have concluded that the Disclosure Controls are effective in reaching a reasonable level of assurance that management is timely alerted to material information relating to the Company during the period when its periodic reports are being prepared. In accord with the U.S. Securities and Exchange Commission's requirements, the CEO and CFO conducted an evaluation of the Company's internal control over financial reporting (the "Internal Controls") to determine whether there have been any changes in Internal Controls that occurred during the quarter which have materially affected or which are reasonable likely to materially affect Internal Controls. Based on this evaluation, there have been no such changes in Internal Controls during the last quarter of the period covered by this report.

Part III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act.

The following were elected to the Board of Directors, effective February 15, 2005:

Ron Shapss	58	Chairman of the Board
Michael Margolies	78	CEO, President and Director
Michael S. Krome, Esq.	44	Director and General Counsel
Elliot Cole Esq.	71	Director
James Carroll	55	Chief Financial Officer

<PAGE>

Ron Shapss, 58, Chairman of the Board

Mr. Shapss is the founder of Ronald Shapss Corporate Services, Inc., ("SCS") a company engaged in consolidating fragmented industries since 1992. RSCS was instrumental in facilitating the roll-up of several companies into such entities as U.S. Delivery, Inc., Consolidated Delivery & Logistics, Inc. Mr. Shapss was also the founder of Coach USA, Inc. A 1970 graduate of Brooklyn Law School, Mr. Shapss is a member of the New York bar.

Michael Margolies, 78, CEO, President and Director

Michael Margolies became Vice Chairman and Secretary of Headliners in January 2002, after having served on the Board of Directors for the prior 3 years. Mr. Margolies resigned from his position as Vice Chairman in March 2005. From 1998 until December 2005 Mr. Margolies was employed as Chief Executive Officer of Global Concepts, Ltd. a conglomerate primarily involved in providing and transportation services in the United States and Europe.

Michael S. Krome, Esq., 44, Director and General Counsel

Michael S. Krome was admitted to practice Law in the State of New York in February 1991, and in the United States District Court for the Eastern District of New York in June 1991 and Southern District of New York in November 1994. He has been a Director of Human Trans Services Holding Corp ("HTSC") since January 2004. Since 1991 he has practiced law as a sole practitioner with a General Practice. Since 2001 he has concentrated his practice in representing Public Corporations. He is a graduate of the State University of New York at Albany and graduated from the Benjamin N. Cardozo School of Law in June 1990. From February 1999 to November 1999, he was Vice President of Legal Affairs of Fortune Media, Inc., (now known as Wayne's Famous Phillies, Inc.). From April 2000 until January 2001, he was a Director and Counsel to Universal Media Holdings, Inc., now known as Genio Group, Inc.

Elliot Cole, Esq., 71, Director

Partner, Patton Boggs LLP. Elliot Cole has practiced corporate law for 40-plus years, more than 30 of which he has been a partner at Patton Boggs LLP. He has been a Director of Human Trans Services Holding Corp (OTC BB "HTSC") since May 2004. His expertise is rooted in the representation of early-stage companies. As a counselor of startups through mezzanine and later-stage financing, Mr. Cole assists with bringing companies in a wide range of businesses along to maturity. His broad-based contacts with financiers and investors have provided capital and management assistance to a number of the firm's clients over the years. Mr. Cole has served on the boards of several business, community and social organizations. He has been a trustee of Boston University, his alma mater, for over 20 years, having served on its Investment Committee and Community Technology Fund.

James J. Carroll, 55, Chief Financial Officer and Director

James J. Carroll was the founder of Kevney Consulting Group, Ltd (Kevney) and has been active in Kevney since 2001. Kevney provides diversified financial and management services to its clients, including merger and acquisition, reorganization and debt financing consulting and interim chief financial officer services. Mr. Carroll has over 30 years of financial experience, including 13 years in public accounting with 5 years as a partner with a regional public accounting firm. He also has over 15 years of experience in private industry, including positions as COO and CFO for various manufacturing and distribution companies.

<PAGE>

Item 10. Executive Compensation

For the fiscal year ended December 31, 2005, no Officer/Director has been compensated with salaries or other form of remuneration except as set forth below:

<TABLE>
<CAPTION>

	2005			
Name	Capacities in Which Remuneration was Received	Period Ended	Cash Payment	Aggregate Restricted Share Remuneration
<S>	<C>	<C>	<C>	<C>
Ronald Shapss (1)	Chairman of the Board	December 31, 2005	$ 4,615	$800,000 (2)
James W. Zimbler	Interim President	December 31, 2005	$112,192	$200,000 (2)
Richard Carter	Vice-President	December 31, 2005	$ 66,000	$200,000 (2)
George L. Riggs, III (3)	Chief Financial Officer	December 31, 2005	$ 13,846	$ - 0 -
Michael S. Krome, Esq	General Counsel	December 31, 2005	$ 32,308	$ 37,500 (2)
James J. Carroll (4)	Chief Financial Officer	December 31, 2005	$ 45,923	$ 75,000 (2)
George Campbell (5)	President	December 31, 2005	$ 23,076	$125,000 (2)
Elliot Cole	Director	December 31, 2005	- 0-	$120,000 (2)

</TABLE>

(1) Mr. Shapss was elected Chairman of the Board on February 15, 2005

(2) Based upon shares of restricted common stock of the Company, discounted

(3) Mr. Riggs resigned as CFO on March 17, 2005

(4) Mr. Carroll was elected Chief Financial Officer on March 17, 2005

(5) Mr. Campbell was elected President on August 1, 2005

<TABLE>
<CAPTION>

2004

Name	Capacities in Which Remuneration was Received	Period Ended	Cash Payment	Aggregate Restricted Share Remuneration
<S>	<C>	<C>	<C>	<C>
Ronald Shapss (1)	Chairman of the Board	December 31, 2004	- 0 -	- 0 -
James W. Zimbler	Interim President	December 31, 2004	$52,250	$600,000 (2)
Richard Carter	Vice-President	December 31, 2004	$51,100	$600,000 (2)
George L. Riggs, III (3)	Chief Financial Officer	December 31, 2004	$20,193	$ 90,000 (2)
Michael S. Krome, Esq	General Counsel	December 31, 2004	$13,846	$ 90,000 (2)

</TABLE>

(1) Mr. Shapss was elected Chairman of the Board on February 15, 2005

(2) Based upon shares of restricted common stock of the Company, discounted

(3) Mr. Riggs resigned as CFO on March 17, 2005

Director Compensation

Our directors receive no compensation for their services as director, at this time, other than what has already been paid by the issuance of shares of common stock.

Director and Officer Insurance

The Company does not have directors and officers ("D & O") liability insurance at this time.

<PAGE>

Item 11. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of May 12, 2006, with respect to the beneficial ownership of the 17,793,500 outstanding shares of the Company's Common Stock by (i) each person known by the Company to beneficially own five percent or more of the outstanding shares; (ii) the Company's officers and directors; and (iii) the Company's officers and directors as a group. A person is deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within sixty (60) days. There are currently no Preferred Series A shares issued and outstanding. All Preferred Series A shares have been converted into shares of common stock.

	No. of Common	% ownership
Ronald Shapss (1)	1,750,000	9.8
James J Carroll (1)	160,000	*
Elliot Cole (1)	225,000	*
Michael S. Krome, Esq. (1) (2)	250,000	*
James W. Zimbler (2)	1,633,000	9.5
Richard Carter	1,685,000	9.8
Alpha Advisors, LLC (2)	391,250	*
Richard Steifel	290,000	*
Jesse Fuller	887,893	5.2
Highgate House Funds Ltd. (3) 101 Hudson Street, Suite 3700 Jersey City, NJ 07302	3,175,000	18.5
Alliance Financial Networks Inc. (4) 2291 Arapahoe Boulder, CO 80302	600,000	*
William Boussung (4) 10300 West Charleston #13-378 Las Vegas, NV 89135	500,000	*
Cornell Capital Partners LP. 101 Hudson Street, Suite 3700 Jersey City, NJ 0730	735,000	*
Officers and Directors as a Group (5 persons) (3)	4,068,000	22.9

(1) Officer/Director of the Company

(2) Alpha Advisors, LLC is controlled by James W. Zimbler (1,633,000 shares), George L. Riggs (225,000 shares), and Michael S. Krome (who is a Director of the Company, with 300,000 shares). When all of the ownership percentages are added, totaling 2,545,250 shares, the control percentage for Alpha Advisors LLC is 14.3%, if voted as a block.

(3) Highgate House Funds, Ltd. is the owner of record of 3,000,000 shared of common stock issued as security with respect to the financing with Highgate House in March 2005.

(4) Alliance Financial Networks, Inc. is controlled by William Boussung.

Combined, the total number of shares is 1,100,000, equaling 6.4%.

<PAGE>

Item 12. Certain Relationships and Related Transactions Issuance of Stock:

We issued a total of 48,275,000 shares of the Company, as set forth on the Form 8-K filed September 20, 2004, and incorporated by reference, in connection with the change of control of the Company. In November 2004, we executed a 20 to one reverse split of our commons shares

We issued 75,000 shares of common stock, and 150,000 shares of Series A preferred stock, to Ronald Shapss as part of his compensation for accepting the position of Chairman of the Board of Directors, January 2005. We issued 500,000 shares of common stock, and 1,000,000 shares of Series A preferred stock, to Ronald Shapss as part of his compensation for accepting the position of Chairman of the Board of Directors, on February 15, 2005.

On September 22, 2005, we issued the following shares to various employees, Officers and/or Directors, of the Company and others, as follows:

James W. Zimbler	500,000
Ronald Shapss	500,000
Richard Carter	500,000
Elliot Cole	75,000
Michael S. Krome	150,000
Alpha Advisors, LLC	113,750
George Campbell	250,000
James Carroll	150,000
Rose Tarasiuk	50,000
Jeff Neiman	50,000
Michael Cahr	100,000

Subsequent Events

On May 18, 2006, with the appointment of Michael Margolies as CEO, President and Director of the Company, as part of his compensation, we will issue a total of 1,500,000 shares of common stock. This issuance has not taken place as of this date.

Item 13. Exhibits

Index to Exhibits

SEC REFERENCE NUMBER	TITLE OF DOCUMENT
3.1	Articles of Incorporation of the Registrant, as amended (1)
3.2	By-laws of the Registrant, as amended (1)
23.1	Consent of Brown Smith Wallace, LLC
99.1	Certification of President Officer pursuant to 18 U.S.C. Section 1350, as adopted, Pursuant to section 906 of the Sarbanes-Oxley act of 2002 (2)
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted, Pursuant to section 906 of the Sarbanes-Oxley act of 2002 (2)

<PAGE>

----

(1) Previously filed as an exhibit to the Company's Form 10-SB filed on June 26, 2001, and subsequent filings

(2) Filed herewith

Item 14. Principal Accounting Fees and Services

During the fiscal year ended December 31, 2005, we paid a total of $74,800 in audit, audit-related, tax or other fees paid for professional services rendered by the independent certified public accountant who audited the financial statements of the Nevada corporation that are filed herewith as those of the Company. See Item 7, "Financial Statements", above.

During the fiscal year ended December 31, 2005, the Registrant did not have an audit committee.

25

<PAGE>

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Triton Petroleum Group, Inc. has duly caused this Report to be signed on behalf of the undersigned thereunto duly authorized on June 23, 2006.

TRITON PETROLEUM GROUP, INC.

By: /s/ Michael Margolies

Michael Margolies, President and CEO

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons in the capacities indicated and on March 31, 2005.

Signature	Title	Date
/s/ Ronald Shapss Ronald Shapss	Chairman	June 23, 2006
/s/ Michael Margolies Michael Margolies	CEO, President	June 23, 2006
/s/ James J. Carroll James J. Carroll	Chief Financial/Accounting Officer	June 23, 2006
/s/ Michael S. Krome Michael S. Krome	Director	June 23, 2006
/s/ Elliot Cole Elliot Cole	Director	June 23, 2006

26

<PAGE>

TRITON PETROLEUM GROUP, INC.
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

<PAGE>

TABLE OF CONTENTS

<PAGE>

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Stockholders

Triton Petroleum Group, Inc.
Chicago, Illinois

We have audited the accompanying consolidated balance sheets of Triton Petroleum Group, Inc., f/k/a American Petroleum Group, Inc. and subsidiary (f/k/a American Capital Alliance, Inc.) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Triton Petroleum Group, Inc. and subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the consolidated financial statements, the Company is dependent on its ability to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. These factors, along with other matters set forth in Note B, raise substantial doubt that the Company will be able to continue as a going concern. Management's plan regarding those matters is also described in Note B. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

In connection with a business combination the Company entered into as of July 1, 2004 as discussed in Note F, certain contingencies remain to be resolved as discussed in Note L in order to finalize this transaction.

Brown Smith Wallace, L.L.C.

May 24, 2006
St. Louis, Missouri

<PAGE>

TRITON PETROLEUM GROUP, INC. AND SUBSIDIARY

Consolidated Balance Sheets
December 31, 2005 and 2004
(See Independent Auditors' Report)

<TABLE>
<CAPTION>

<S>	2005 <C>	2004 <C>
ASSETS		
Current Assets		
Cash and cash equivalents	$ --	$ 801
Trade accounts receivable, net of allowance of $22,700 for doubtful accounts	324,403	291,846
Advances to others	304,200	100,000
Inventory	527,500	254,944
Prepaid expenses	28,579	-
Total Current Assets	1,184,682	647,591
Equipment		
Equipment	6,068	6,068
Less accumulated depreciation	4,023	2,023
	2,045	4,045
Other Assets		
Idle plant, net of accumulated depreciation of $7,720	147,770	--
Other	24,700	--
	172,470	--
TOTAL ASSETS	$ 1,359,197	$ 651,636
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities		
Book overdraft	$ 97,712	$ 5,523

Trade accounts payable	1,122,234	629,825
Accrued interest	149,213	32,000
Accrued professional fees	-	45,000
Accrued expenses	83,967	11,187
Notes payable, banks and others	77,167	--
Advances from former president of subsidiary	232,915	142,915
Convertible notes payable	550,000	50,000
Notes payable for Triton purchase	300,000	--
Notes payable to stockholders	--	500,000
Loans payable to officers/stockholders	1,152,085	520,354
Total Current Liabilities	3,765,293	1,936,804
Commitments and Contingences (Notes B, E, F, G, I, K and L)		
Stockholders' Equity (Deficit)		
Preferred stock; 5,000,000 shares authorized; 2,527,500 shares issued and outstanding in 2004	--	25,275
Common stock, $0.001 par value; 100,000,000 shares authorized;17,803,500 and 3,740,000 shares issued and outstanding in 2005 and 2004, respectively	17,804	3,740
Additional paid-in capital	17,755,928	11,523,435
Retained (deficit)	(20,179,828)	(12,837,618)
	(2,406,096)	(1,285,168)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 1,359,197	$ 651,636

</TABLE>

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

TRITON PETROLEUM GROUP, INC. AND SUBSIDIARY

Consolidated Statements of Operations
Years ended December 31, 2005 and 2004
(See Independent Auditors' Report)

	2005	2004
Net sales	$ 1,965,330	$ 857,172
Cost of goods sold	1,453,426	732,722
Gross Profit	511,904	124,450
Expenses		
Financing expense	2,857,500	--
Compensation expense	2,340,000	1,523,200
Payroll, payroll taxes and employee benefits	1,122,181	390,152
Bad debts	549,642	22,700
Other	197,736	69,099
Professional fees	192,312	145,293
Outside sales	153,600	83,707
Rent, taxes and insurance	195,138	--
Auto, travel and entertainment	101,836	--
Telephone and utilities	83,665	--
Advertising and promotion	62,440	60,640
Repairs and maintenance	17,740	14,293
Office expense	12,836	140,218
Acquisition expense	--	10,000
Depreciation	9,720	2,023
Total Expenses	7,896,346	2,461,325
Loss Before Other Items	(7,384,442)	(2,336,875)
Other Income (Expense)		
Forgiveness of debt	492,500	--
Other income	13,056	--
Interest expense	(150,517)	(32,000)
Other expense	--	(2,968)
Impairment of goodwill	(312,807)	(803,615)
Total Other Income (Expense)	42,232	(838,583)
NET LOSS	$(7,342,210)	$(3,175,458)
Loss per share	$ (0.62)	$ (1.62)
Diluted loss per share	$ (0.55)	$ (1.62)

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

TRITON PETROLEUM GROUP, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity (Deficit)
Years ended December 31, 2005 and 2004
(See Independent Auditors' Report)

<TABLE>
<CAPTION>

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total
	Number	Par Value	Number	Par Value			
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Balance at December 31, 2003	--	$ --	1,415,000	$ 1,415	$ 9,328,585	$ (9,662,160)	$ (332,160)
Net loss	--	--	--	--	--	(3,175,458)	(3,175,458)
Stock shares issued	2,527,500	25,275	2,598,700	2,599	2,194,576	--	2,222,450
Retired common shares	--	--	(273,700)	(274)	274	--	--
Balance at December 31, 2004	2,527,500	25,275	3,740,000	3,740	11,523,435	(12,837,618)	(1,285,168)
Net loss	--	--	--	--	--	(7,342,210)	(7,342,210)
Stock shares issued	1,150,000	11,500	12,224,750	12,225	6,197,557	--	6,221,282
Preferred shares exchanged for common stock	(3,677,500)	(36,775)	1,838,750	1,839	34,936	--	
Balance at December 31, 2005	--	$ --	17,803,500	$17,804	$17,755,928	$(20,179,828)	$(2,406,096)

</TABLE>

* No other comprehensive income or loss for any period shown

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

TRITON PETROLEUM GROUP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows
Years ended December 31, 2005 and 2004
(See Independent Auditors' Report)

<TABLE>
<CAPTION>

	2005	2004
<S>	<C>	<C>
Cash flows from operating activities:		
Net loss	$(7,342,210)	$(3,175,458)
Compensation, consulting and termination expenses in exchange for shares	5,122,500	1,523,200
Impairment of goodwill	312,807	803,615
Adjustments to reconcile net loss to net cash used in operating activities:		
Bad debts	549,642	22,700
Forgiveness of debt	(492,500)	
Depreciation	9,720	2,023
(Increase) decrease in operating assets:		
Trade accounts receivable	(31,837)	(291,846)
Advances to others	(204,200)	(100,000)
Inventory	(262,503)	(254,944)
Acquisition deposits	--	200,200
Prepaid expenses	(28,579)	--
Other assets	(14,700)	--
Increase (decrease) in operating liabilities:		
Book overdraft	92,383	5,523
Trade accounts payable	427,701	639,033
Accrued expenses	144,993	11,187
Net cash used in operating activities	(1,716,783)	(614,767)
Cash flows from investing activities:		
Acquisition of division	(530,625)	--
Acquisition of subsidiary	--	(856,200)
Purchases of equipment	(3,251)	(3,068)
Net cash used in investing activities	(533,876)	(859,268)
Cash flows from financing activities:		
Issuance of common stock	3,826	2,325
Increase in additional paid-in capital	1,008,946	698,535
Issuance of preferred stock	--	25,275

Proceeds from loans payable	1,239,181	713,269
Payments on loans payable	(2,095)	--
Net cash provided by financing activities	2,249,858	1,439,404
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(801)	(34,631)
Cash and cash equivalents, beginning of year	801	35,432
Cash and cash equivalents, end of year	$ --	$ 801

</TABLE>

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

TRITON PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements
December 31, 2005
(See Independent Auditors' Report)

Note A - Nature of Operations

The Board of Directors (the "Board") by unanimous written consent dated as of November 18, 2003, and certain stockholders (the "Majority Stockholders") owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of November 18, 2003, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of Nevada, changed the Company's name to "American Capital Alliance, Inc." from Prelude Ventures, Inc. The name of the Company was changed again on November 1, 2004 to American Petroleum Group, Inc. by a vote of the security holders. On October 21, 2005, The Board of Directors (the "Board") by unanimous written consent and a majority of stockholders (the "Majority Stockholders"), owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of October 21, 2005, approved and adopted resolutions to amend the Company's Certificate of Incorporation. This new Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of the State of Nevada changed the Company's name to "Triton Petroleum Group, Inc." ("TPG"). The Company was not able to complete the name change due to financial restraints, but expects to do so within the second fiscal quarter.

On July 1, 2005, TPG, then known as American Petroleum Group, Inc., acquired the operating assets of Triton Petroleum, LLC ("Triton"). Triton is operated as a division of TPG.

On July 1, 2004, TPG acquired 100% of the outstanding stock of American Petroleum Products Company ("APPC"). The accompanying consolidated financial statements include the results of operations of APPC beginning on July 1, 2004. After the above acquisition, the Company was no longer considered a "development stage entity" and had officially begun operations.

TPG is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities. TPG's current direction is in the manufacturing and distribution of petroleum and related products for the automotive industry.

<PAGE>

TRITON PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
December 31, 2005
(See Independent Auditors' Report)

Note B - Continuance of Operations

The financial statements have been prepared using accounting principles generally accepted in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At December 31, 2005, the Company had accumulated losses of $20,179,828 since its inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. The Company is currently pursuing new debt and equity financing in conjunction with future acquisitions and operations. Additionally, approximately $632,000 was raised during the year ended December 31, 2005 from loans payable to officers/stockholders (see Note I) whose proceeds were used for working capital needs, as well as a down payment toward the purchase of an option on one of the proposed acquisitions. In addition, the Company has continually used, rather than provided, cash in its operations. Consistent with these facts, the accompanying report from Brown Smith Wallace, L.L.C., the Company's independent registered public accounting firm, includes the comment that there is substantial doubt about the Company's ability to continue as a going concern.

In view of the matters described in the preceding paragraph, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon profitable operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements on a continuing basis, to maintain present financing, and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

The Company has incurred, and continues to incur, losses from operations. For the years ended December 31, 2005 and 2004, the Company incurred net losses of $7,342,210 and $3,175,458, respectively. During those years the Company implemented strategies to reduce its cash used in operating activities. The Company's strategy included a targeted reduction of the employee workforce, increasing the efficiency of the Company's processes, focusing development efforts on products with a greater probability of commercial sales, reducing professional fees and discretionary expenditures, and negotiating favorable payment arrangements with suppliers and service providers.

<PAGE>

Note B - Continuance of Operations (Continued)

To date, the Company has financed its operations primarily through private equity (primarily through existing stockholders) and debt financings. The Company believes that it does not have sufficient funds to operate its business through the end of 2006. However, the Company has an outstanding commitment from a private equity investor to infuse approximately $1,000,000 amount of capital, through a convertible debenture and accompanying registration statement to register the converted shares and warrants with an interest rate above market rates. Assuming the Company is able to close this transaction, it is expected that the Company will be able to increase its purchases of base oil and other products. This should also increase Company sales and generate more revenue to service its current operations and debt structure.

Note C - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Triton Petroleum Group, Inc. and its wholly owned subsidiary, American Petroleum Products Company (the "Company") after elimination of significant intercompany transactions and accounts.

Revenue

Revenue is earned and recognized when the product title passes from the Company to the buyer. Depending on the shipping contract (FOB shipping point/FOB destination), revenue is recognized and earned when the product is delivered and accepted by the buyer.

Trade Receivables

Concentration of credit risk with respect to receivables, which are unsecured are generally limited due to the wide variety of customers and markets using the Company's products, as well as their dispersion across many geographic areas. The Company maintains allowances for potential credit losses, and such losses have been minimal and within management's expectations. The allowance for doubtful accounts is estimated based on various factors including revenue, historical credit losses and current trends.

Inventory

Inventory consisted of primarily raw materials (oil, additives and packaging material) and is valued at the lower of cost or market applied on a first-in, first-out basis.

<PAGE>

TRITON PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
December 31, 2005
(See Independent Auditors' Report)

Note C - Summary of Significant Accounting Policies (Continued)

Use of Estimates in Financial Statement Preparation

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Depreciation

Depreciation of equipment is computed using the straight-line method over 3 to 10 years for financial statements and income tax reporting purposes.

Advertising Costs

Advertising costs are expensed as incurred. Total advertising costs charged to expense were $62,440 in 2005.

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109, "Accounting for Income Taxes". Under this method, deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax laws. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized (see Note D).

Loss Per Share

The Company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share reflect per share amounts that would have resulted if dilutive potential common stock had been converted to common stock. The following reconciles amounts reported in the financial statements:

<PAGE>

TRITON PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
December 31, 2005
(See Independent Auditors' Report)

Note C - Summary of Significant Accounting Policies (Continued)

Loss Per Share (Continued)

<TABLE>
<CAPTION>

	Income (Numerator)	Shares (Denominator)	Per Share Amount
<S>	<C>	<C>	<C>
For the year ended December 31, 2005:			
Loss from continued operations -			

Basic earnings per share	(7,342,210)	11,833,088	($0.62)
Effect of dilutive securities			
Warrants	74,715	592,203	
9% convertible notes payable	10,479	150,000	
7% convertible notes payable	25,601	481,869	
Diluted loss per share	(7,231,415)	13,057,160	($0.55)
For the year ended December 31, 2004: Loss from continued operations - Basic earnings per share	(3,175,458)	1,965,414	($1.62)
Diluted loss per share	(3,175,458)	1,965,414	($1.62)

</TABLE>

Stock-Based Compensation

The Company utilizes the fair value method of recording stock-based compensation of employees and others for services rendered, applied on the prospective method. The prospective method requires expense to be recognized for all awards granted and vested during the period.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturity of those instruments. At December 31, 2005 and 2004, the Company estimates that the fair value of its notes payable are not materially different from its financial statement carrying value, except for the liability for stock borrowings as of December 31, 2004. (see Note G) and the advance to Oilmatic Systems, LLC (see Note F).

<PAGE>

Note C - Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4." This statement amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) and requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." The statement also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005 (as of January 1, 2006 for the Company) and are to be applied prospectively. The Company does not expect adoption of SFAS No. 151 to have a material effect on its results of operations or financial position.

The weighted average interest rates on short-term borrowings outstanding were 4% and 7.2% for 2005 and 2004, respectively.

In June 2005, the FASB issued SFAS No. 154 "Accounting Changes and Error Corrections" ("SFAS No. 154"), which will require entities that voluntarily make a change in an accounting principle to apply that change retrospectively to prior periods' financial statements, unless such retrospective application would be impracticable. SFAS No. 154 supersedes Accounting Principles Board Opinion No. 20, Accounting Changes ("APB No. 20"), which previously required that most voluntary changes in accounting principle be recognized by including in the current period's net income the cumulative effect of changing to the new accounting principle. SFAS No. 154 also makes a distinction between "retrospective application" of an accounting principle and the "restatement" of financial statements to reflect the correction of an error. Another significant change in practice under SFAS No. 154 will be the requirement that if an entity changes its method of depreciation, amortization, or depletion for long-lived, non-financial assets, the change must be accounted for as a change in accounting estimate. Under APB No. 20, such a change would have been reported as a change in accounting principle. SFAS No. 154 applies to accounting changes and error corrections that are made in fiscal years beginning after December 15, 2005 and will have an effect on the Company to the extent the Company makes an accounting change or corrects an error.

<PAGE>

TRITON PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
December 31, 2005
(See Independent Auditors' Report)

Note C - Summary of Significant Accounting Policies (Continued)

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" (SFAS No. 123R). This statement requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements. Compensation cost is to be measured based on the estimated fair value of the equity-based compensation awards issued as of the grant date. The related compensation expense will be based on the estimated number of awards expected to vest and will be recognized over the requisite service period (often the vesting period) for each grant. The statement requires the use of assumptions and judgments about future events and some of the inputs to the valuation models will require considerable judgment by management.

SFAS No. 123(R) replaces FASB Statement No. 123 (SFAS No. 123), "Accounting for Share-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." The provisions of SFAS No. 123(R) are required to be applied by public companies that do not file as small business issuers, as of the first interim or annual reporting period that begins after June 15, 2005, and all other public companies as of the first interim or annual reporting period that begins after December 15, 2005.

On April 14, 2005, the SEC adopted a new rule amending the effective date for Statement 123(R). The amended rule allows registrants to implement Statement 123(R) as of the first annual period beginning after June 15, 2005, which is January 1, 2006 for the Company.

The Company applied APB Opinion No. 25 to equity-based compensation awards until the effective date of SFAS No. 123(R). At the effective date of SFAS No. 123(R), the Company used the modified prospective application transition method without restatement of prior interim periods in the year of adoption. This will result in the Company recognizing compensation cost based on the requirements of SFAS No. 123(R) for all equity-based compensation awards issued after the effective date of this statement with respect to the Company. For all equity-based compensation awards that are unvested as of that date, compensation cost will be recognized for the unamortized portion of compensation cost. At December 31, 2005, the Company had no outstanding awards or formal plan.

<PAGE>

TRITON PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
December 31, 2005
(See Independent Auditors' Report)

Note C - Summary of Significant Accounting Policies (Continued)

Impairment of Long Lived Assets

The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. In the opinion of management, no such impairment existed at December 31, 2005. See Note F concerning impairment of goodwill.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

Note D - Income Taxes

Deferred Tax Assets

The Financial Accounting Standards Board issued Statement No. 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after March 15, 1992. FAS 109 requires the use of the asset and liability method of accounting for income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The following table summarizes the significant components of the Company's deferred tax assets:

<TABLE>
<CAPTION>

<S>	2005 <C>	2004 <C>
Gross deferred tax assets (non-capital loss carryforward)	$ 6,830,000	$ 4,365,000
Valuation allowance for deferred tax asset	(6,830,000)	(4,365,000)
	$ --	$ --

</TABLE>

<PAGE>

TRITON PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
December 31, 2005
(See Independent Auditors' Report)

Note D - Income Taxes (Continued)

Income Taxes

No provision for income taxes has been provided in these consolidated financial statements due to the net loss. At December 31, 2005, the Company has net operating loss carryforwards, which expire commencing in 2022, totaling approximately $19,899,548 the benefit of which has not been recorded in the financial statements due to the future uncertainty of the generation of earnings by the Company.

Note E - Non-Cash Transactions and Supplemental Information

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement.

On July 1, 2005, TPG acquired the operating assets of Triton Petroleum, LLC ("Triton"). Triton is operated as a division of TPG. On the Payment Date, which shall be the one year anniversary of the effectiveness of the Agreement, that being July 1, 2006, , the Registrant shall pay to the Sellers the Purchase Price equal to three and one half (3.5) times the net earnings of the assets and operations formerly owned by Triton. The Purchase Price is to be paid as: (a) twenty-five percent (25%) in cash on the payment date, and (b) with the balance of seventy-five percent, payable over the following two years, in cash and stock, as agreed to by the parties. In addition, current loans to Triton, totaling approximately three hundred thousand dollars ($300,000), due and owing to the members of Triton, shall be paid over the twelve months from the Closing date to the Payment Date. It is anticipated that the total purchase price will be approximately $300,000, plus the net book value of the assets acquired in the amount of $230,625, at the time of payment, July 1, 2006. The assets purchased include the right to the name, Triton Petroleum, all operations and assets, including any leases, or sub-leases.

Triton purchases used oil from various consolidators of used petroleum such as gear oil, machine oils, etc. that have never been burnt before. It then transports the un-combusted, but unrefined oils back to its reclamation facility in Detroit, Michigan, for refining. After a very detailed reclamation process, all impurities and contaminants are extrapolated out of the oil, through Triton's centrifuge operation, thus leaving it with a renewable petroleum base oil. This base oil can be blended with new crude and other chemical components and bottled in our Bedford Park, Illinois facility. Using the renewable oils from Triton Petroleum will drastically reduce American Petroleum Products Company's (APPC) cost of base oil by 35%, and management feels that the acquisition of the assets of Triton petroleum, making APPC its only customer, will be an advantage with respect to earnings.

<PAGE>

TRITON PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
December 31, 2005
(See Independent Auditors' Report)

Note E - Non-Cash Transactions and Supplemental Information(Continued)

The results of operations from July 1, 2005 are included in the consolidated financial statements. Such operations have been minimal, with no sales being recorded during the period. Plant acquired has been reported as idle plant on the accompanying consolidated balance sheet.

A condensed balance sheet of the net assets acquired, as of the acquisition date, is as follows:

Current assets	$ 11,380
Idle plant	152,239
Other assets	10,000
Goodwill	312,807

	$486,426
	========
Notes payable	$356,432
Advances from TPG	62,591
Other current liabilities	67,403

	$486,426
	========

Because the plant has been significantly idle since acquisition, no pro forma or prior period financial statements have been included.

Because the Company has not been able to operate the assets acquired and is unable to demonstrate the ability to do so, goodwill has been recorded as impaired during the year ended December 31, 2005.

In 2006, the Company recorded a termination expense with respect to the termination of its former President and has issued 200,000 common shares at $2.35 per share to satisfy the total liability which includes the termination expense, unpaid management fees and unpaid advances to the Company (see Note I).

During 2004, the Company entered into a business combination and acquired certain operating assets of APPC in exchange for Company stock (see Note F).

During 2005, the Company authorized an exchange of its preferred stock outstanding (3,677,500 shares) for 1,838,750 shares of common stock.

Interest in the amount of $1,304 was paid during the year ended December 31, 2005.

<PAGE>

TRITON PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
December 31, 2005
(See Independent Auditors' Report)

Note F - Business Combinations

Business Acquisition Cancelled

On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 273,750 common shares post split, restricted under Rule 144 of the Securities and Exchange Act and at a later date, issue an additional 273,750 common shares post split, restricted under Rule 144 of Securities and Exchange Act, subject to the Company paying not less than $1,000,000 in accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business is to provide servicing for the oil and gas industry.

The Company has determined that the transaction cannot be completed due to the inability to complete a comprehensive due diligence. Therefore, the shares previously outstanding were returned to the treasury of the Company on February 25, 2004.

"TSG" Acquisition

On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an

Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company was to pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition. The contractual amount of the option was never fully paid, however, amounts advanced for the option purchase and associated acquisition expenses resulted in an $185,000 charge to operations for the year ended December 31, 2003 and $10,000 for the year ended December 31, 2004. There have been no further dealings, discussions or transactions occurred related to this matter.

Motor Parts Waterhouse, Inc.

The Company issued 500,000 shares post split of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company must issue an additional 500,000 shares post split of common stock to the shareholders of MPW and pay $2,200,000. This MPW option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition. There have been no further dealings, discussions or transactions occurred related to this matter.

<PAGE>

Note F - Business Combinations (Continued)

Oilmatic Systems, LLC

On December 3, 2004, the Registrant entered into a Letter of Intent, dated December 1, 2004, with Oilmatic Systems LLC of East Orange, New Jersey, whereby the Registrant would purchase Oilmatic Systems LLC and/Oilmatic International, Inc., for shares of common stock of the Registrant. It was anticipated that the transaction would close after the end of the first fiscal quarter of 2005. While there was no assurance the transaction would close, the Company was confident that the parties will execute definitive agreements as scheduled. Effective May 20, 2005, Management of the Registrant no longer felt that the mutual goals of both parties were attainable and therefore the proposed transaction with Oilmatic was cancelled between the parties. There have been no further dealings, discussions or transactions occurred related to this matter.

Oilmatic Systems, LLC was advanced interest free a total of $300,000 by the Company. The Letter of Intent stated that in the event that the proposed transaction did not close, the money advanced was to be considered an interest free loan to Oilmatic, and repaid nine-months after being advanced. No provision for interest accrual has been made. We have made repeated demands for the re-payment of the loan. To date, we have not been able to collect the money due, however, management believes the advance will ultimately be collected.

American Petroleum Products Company

On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company, now known as American Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 1,250,000 shares of post split common stock for 100% of the issued and outstanding shares of the common stock of American (757,864 common shares). An additional 1,250,000 shares of post split common stock of the Company was issued to Worldlink International Network, Inc. In addition, under the terms of the Rider, the Company was required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance, as a condition of the transaction. This was a material contingency to the transactions and as a result had to be resolved prior to recognition of a business combination. On June 24, 2004 (effective date July 1, 2004) the Company ("Prelude") now known as Triton Petroleum Group, Inc., ("AMPE") and Alliance Petroleum Products Company, entered into an Amendment to the original Alliance Agreement, dated October 9, 2003, whereby all previous conditions and contingencies were deemed to have been completed or waived. Therefore, the Company assumed the operations of the subsidiary. However, after a change of management took place in September 2004, the current management refused to recognize the obligation to pay certain amounts arising from other non

Company obligations and third party agreements.

<PAGE>

TRITON PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
December 31, 2005
(See Independent Auditors' Report)

Note F - Business Combinations (Continued)

American Petroleum Products Company (Continued)

The Company has paid no rent or compensation of any type to the entities that claim to have legal title to the operating assets of APPC. Management has taken the position that since there was no contract or agreement to purchase the assets or for the payment of rentals for these assets, therefore nothing is owed. The consolidated operations for the period since APPC was acquired, contain $90,000 of accrued rent for compensation for use of the facilities. The owner (and former President of the Company and major shareholder) of the entity that owns the real estate is claiming a monthly rental amount of $15,000. The Company has been in discussion with the owner of the real estate and has a tentative agreement that is not yet fully agreed upon. The terms under discussion include the purchase of the real estate for approximately $1,900,000 and $185,000 for additional back-rent and other capital debt claimed by the owner. This is a contingency relating to the business combination that could potentially result in an adjustment of the purchase price of APPC and additional charges to the Company's operations.

The operations of APPC have been consolidated with the results of TPG since July 1, 2004.

The aggregate acquisition price was $856,200, which consisted of 1,000,000 of the Company's common stock valued at $0.60 and cash advances outstanding to Company at the time of consummation of the transactions. The value of the stock was determined based on the approximate average market price of the shares on August 11, 2004 (change in control date) and discounted for factors such a limited market for the stock.

Following is a condensed balance sheet showing the fair values of the assets acquired and the liabilities assumed as of the date of acquisition:

Current assets	$ 516,734
Property and equipment	3,068
Goodwill arising in the acquisition	803,615
	$1,323,417
Current liabilities	$ 341,642
Current maturities of long-term debt	125,575
Net assets acquired	856,200
	$1,323,417

<PAGE>

TRITON PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
December 31, 2005
(See Independent Auditors' Report)

Note F - Business Combinations (Continued)

American Petroleum Products Company (Continued)

The Company acquired only minimal property, plant and equipment in the transaction; APPC does not have title to these production assets. Additionally, no expense including depreciation has been recognized during the year ended December 31, 2005, and the six months ended December 31, 2004, for compensation for the use of the machinery and equipment to a corporation representing the predecessor operation to APPC and to an entity that owned the real estate. The predecessor company was owned by the former officers of APPC who are also stockholders and directors of the Company; the real estate company is owed by the former president and a major stockholder of the Company; The assets of these entities secure obligations to Harris Bank as a result of certain transactions entered into by the predecessor company, the real estate company or their owners.

A security interest had been entered into to as a result of these prior lending activities with appropriate lien filed and personal guarantee of the principals, some who are currently officers of the Company or APPC. Harris Bank has threatened foreclosure if the prior borrowers can not reach terms allowing the bank to forebear the defaults. (See Note K)

Goodwill (excess of purchase price over net assets acquired) of $803,615 arising in the above described acquisition had been recognized at the time of purchase. Subsequently, management determined that the goodwill value was totally impaired as APPC is operating on a negative cash flow basis and, therefore, the recoverability of the asset is uncertain and was fully written off in December 31, 2004.

Pro Forma Information

On July 1, 2004, the Company purchased 100% of the voting stock of APPC. Results of operations for APPC are included in the consolidated financial statements since that date. The acquisition was made for the purpose of the reasons as stated above. Following are pro forma amounts assuming that the acquisition was made on January 1, 2004:

Net sales	$ 1,487,007
Cost of good sold	1,217,846
Gross profit	269,161
Expenses	3,836,886
Net income (loss)	$(3,567,725)
Loss per share:	
Basic	$ 1.82

<PAGE>

TRITON PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
December 31, 2005
(See Independent Auditors' Report)

Note G - Notes Payable to Stockholders

The Company entered into a stock borrowing arrangement whereby several stockholder/officers of the Company transferred approximately 1,000,000 shares pre-split or 50,000 shares on a post split basis of common stock into an escrow account. The shares were subsequently sold with the proceeds of $500,000 being transferred to the Company. The Company was obligated to return the shares to the original holders by April 2005. This obligation was subsequently extended.

The shares were returned on December 30, 2005. 50,000 post-reverse split shares were issued with a value of $7,500 ($0.15 per share)

The Company entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible debenture for a total amount of $500,000 at 7% interest. The Note is convertible into 588,235 shares of common stock at a conversion price of $0.85 per share, at the option of the Lender. At the same time, the Company entered into with Cornell Capital Partners LP a total Standby Equity Distribution Agreement for up to $10,000,000 equity line. Upon the completion of a financing currently under negotiation with a private equity group (See Note B), the Company can fund our agreed upon resolution and repay the obligations to Cornell Capital Partners LP and Highgate House Funds, Ltd. However, if such new financing fails, the Company will be unable to complete our settlement agreement with Cornell Capital Partners LP and Highgate House Funds, Ltd. In such a case, the Company has been informed that Cornell Capital Partners LP and Highgate House Funds, Ltd. will institute litigation to foreclose on the security issued to them and to seek full payment with interest and penalties. Such litigation would be significant and materially affect the Company.

Note H - Related Party Transactions

Payroll Services

The Company had its payroll processed though a "professional employer organization" owned by a publicly traded corporation that has common shareholders, directors and officers. This company processed $801,225 of payroll, taxes and benefits, along with an administration fee of $49,350. Included in accounts payable at December 31, 2005 and 2004 is a balance due for these services of $38,214 and $113,858, respectively.

Expense Reimbursements

The Company reimburses Company officer/directors for travel, office and other expenses. In addition, certain officers make temporary advances. Accounts Payable includes $8,879 and $14,987 of advances of these types for the years ended December 31, 2005 and 2004.

<PAGE>

TRITON PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
December 31, 2005
(See Independent Auditors' Report)

Note H - Related Party Transactions (Continued)

Due Alpha Advisors

A professional services agreement dated October 9, 2003 was entered into with Alpha Advisors, LLC for a term of one year and renewable for an additional year. Alpha Advisors LLC is an entity owned by stockholders/directors/officers of the Company. The fee for these services was the issuance of 50,000 shares of post split common stock of the Company upon execution of the agreements, $25,000 due at signing of the Tri-State Stores and American Petroleum Group, Inc. agreements and $6,000 payable on the first of each month thereafter. In addition, a finder's fee of 10% of any new financing was to be paid on funds being committed. Accounts Payable includes $31,000 of such amounts due as of December 31, 2004. The Company and Alpha are currently in the process of converting the debt into equity based upon a discount of 80% from the market price.

Operating Assets

The operations of APPC are performed in a plant owned by the former President and current shareholder of the Company. The Company does not have a lease and is presently not paying rent for this property due to a dispute with the former President (see Notes F and L).

Note I - Related Party Loans Payable to Officers/Stockholders

	Warrants	Interest Rate	2005 Amount	2004 Amount
Richard Carter	150,000	8%	$ 148,500	$ 6,000
Ronald Shapps	250,000	8%	350,000	200,000
Michael Cahr	100,000	8%	100,000	100,000
Michael S. Krome	--	8%	20,000	--
James W. Zimbler	--	7%	6,000	--
Warren Field	50,000	8%	50,000	50,000
Keystone Nittany Ventures	--	8%	177,585	113,354
Malibu Management Company	16,000	8%	16,000	16,000
Jeff Neiman	50,000	8%	50,000	--
John Neistrom	20,000	8%	20,000	--
Ronald Ruble	30,000	8%	30,000	--
APPC Finance Network	--	8%	184,000	35,000
Total	666,000		$1,152,085	$520,354

These warrants are exercisable at $0.01 per common share.

<PAGE>

TRITON PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
December 31, 2005
(See Independent Auditors' Report)

Note I - Related Party Loans Payable to Officers/Stockholders (Continued)

New Century Capital Consultants, Inc.-Note Payable

The Company on March 16, 2004 entered into a convertible unsecured revolving promissory note agreement with New Century Capital Consultants, Inc. The lender is a stockholder in the Company via compensation it received (see Note H). The agreement allows for borrowings up to $500,000 of which $50,000 has been advanced currently. Interest accrues at the rate of 9% per annum payable along with the any outstanding principle balance on March 16, 2005, unless the note is in default. The lender may convert the principal amount and any accrued interest into common stock of the Company based upon a formula equal to 40% below the closing bid price of the stock starting after six months from execution of this agreement (150,000 shares at December 31, 2005). Additionally, on a one time basis the lender upon written demand after the six months can require the Company to prepare and file a registration statement under the Securities and Exchange Act of 1933 for an offering of up to 1,000,000 shares. Also, the agreement allows for "piggyback registration" rights in that the Company must notify the lender and allow the lender to register its shares if the companies file such a registration statement. The agreement contains events of default such as bankruptcy, insolvency, defaults or rendering of judgments on indebtedness in excess of $75,000 on from any other lender. Additionally, the agreement contains certain covenants as prohibition of payment of dividends, retirements or redemptions of capital stock, or the transfer of material assets of the Company. Upon these acts of defaults, the entire amount of principal and interest is immediately due, and interest accrues at a rate of 15% per annum.

On October 13, 2004, the Company received notice from the lender that, in its opinion, the Company was in default on the arrangement as a result of distributions to classes of equity holders and possibly transfer of material assets. The lender has made assertions about misappropriation of corporate funds. Management of the Company finds these assertions as unfounded and the Company is in compliance with the terms of the agreement. Discussions regarding the resolution are continuing.

Keystone Nittany Ventures, Malibu Management Company and APPC Financial Network

Keystone Nittany Ventures, Inc. (Keystone) and Malibu Management Company (Malibu) are corporations owned by the President of the Company who is also a director and a major shareholder. APPC Financial Network ("AFN") is a corporation owned by a Vice President of the Company who is also a director and shareholder. Keystone, Malibu and AFN have from time-to-time made advances to the Company. The loans are unsecured due on demand and call for interest of 8% per annum.

<PAGE>

Note I - Related Party Loans Payable to Officers/Stockholders (Continued)

Former President

In 2004, the $142,915 recorded by the Company represents the estimated fair value of the liability of the amount assumed at the time of purchase of APPC. It appears that the liability represents funds advanced for working capital. The $90,000 recorded by the Company in 2005 represents rent payable to the former president. The obligations are unsecured, have no terms for repayment, and are non-interest bearing. As a result of other contingencies related to the purchase of AAPC, the final settled amount of these liabilities could be significantly different from the present recorded amounts.

Other Stockholders

Warren Field, Rick Carter, Michael Cahr and Ron Shapps are related to the Company by virtue of being stockholders. The loans payable are unsecured, due on demand, and accrue interest of 8% per annum. Certain notes have provisions including warrants to purchase additional common shares at $.01 per share.

Note J - Other Notes Payable

The Company is indebted to outside parties as of December 31, 2005 as follows:

7.06% note payable to bank in monthly installments of $1,798, unsecured and in default due to non-payment	$59,718
15% note payable to bank, due on demand, unsecured	491
7.95% note payable, unsecured	2,735
12.15% note payable, unsecured	14,223
	$77,167

<PAGE>

TRITON PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
December 31, 2005
(See Independent Auditors' Report)

Note K - Stockholders' Equity

On January 27, 2004, the Company entered into a manufacturing agreement with the shareholders of International Pit Crew Express, Inc. ("IPC"), a Texas corporation, to acquire the exclusive right to manufacture petroleum products for IPC's customers within the United States, including the United States convenience store industry. As consideration for these rights, the Company issued 700,000 shares post split of common stock on April 2, 2004 to the shareholders of IPC. Additionally, the Company is to provide one half of the funds necessary for the purchase of machinery, and all related parts, supplies, and installation costs.

In conjunction with the change of control of the Company on August 11, 2004, 649,375 shares post split of common and 2,527,500 shares of preferred stock were issued to newly elected officers of the Company. The Company recognized the issuance as compensation expense of $1,516,500 for the year ended December 31, 2004. The value was based upon the closing price of the stock as quoted on the "electronic bulletin board market" on August 11, 2004. Series A Preferred Stock is convertible at a ratio of one share of Series A Preferred Stock to .5 shares of common stock. In addition, the Company entered into certain compensation agreements with these newly elected officers (see Note I).

The Company in connection with its compensation agreement with its Chairman of the Board of Directors issued 75,000 shares of common stock, and 150,000 shares of Series A preferred stock, to Ronald Shapss as part of his compensation for accepting the position in, January 2005. The Company thereafter issued 500,000 shares of common stock, and 1,000,000 shares of Series A preferred stock, to Ronald Shapss as part of his compensation for accepting the position of Chairman of the Board of Directors, on February 15, 2005.

On September 22, 2005, the Company issued common stock shares to various employees, Officers and/or Directors, of the Company and others. The shares were issued to the stockholders for the repayment of certain debt, payment for services rendered and compensation for employees and consultants, as follows:

	Shares Issued
James W. Zimbler	500,000
Ronald Shapss	500,000
Richard Carter	500,000
Elliot Cole	75,000
Michael S. Krome	150,000
Alpha Advisors, LLC	113,750
George Campbell	250,000
James Carroll	150,000

<PAGE>

TRITON PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
December 31, 2005
(See Independent Auditors' Report)

Note K - Stockholders' Equity (Continued)

Rose Tarasiuk	50,000
Jeff Neiman	50,000
Michael Cahr	100,000

Note L - Commitments and Contingencies

Compensation Agreements

In August 2004, the Company entered into a compensation agreement with Mr. William Bossung for the position of Vice President of Corporate Finance and a Director of the Company through December 2005 with a one year renewal.

Compensation included fees of $100,000 per annum and the issuance of common and preferred stock. The agreement was terminated by mutual agreement on August 1, 2005

In August 2004, the Company entered into a compensation agreement with Mr. Rick Carter for the position of Vice President through December 2005 with a one year renewal. Compensation included fees of $80,000 per annum and the issuance of common and preferred stock. The agreement was terminated by mutual agreement on June 24, 2005

In August 2004, the Company entered into a compensation agreement with Mr. James W. Zimbler for the position of President and a Director of the Company through December 2005 with a one year renewal. Compensation included fees of $144,000 per annum and the issuance of common and preferred stock. The agreement was terminated by mutual agreement on August 1, 2005 and Mr. Zimbler continued to provide consulting services to the Company

Effective January 1, 2005, the Company entered into a compensation agreement with Ronald Shapps for the position of Chairman of the Board of Directors through December 31, 2005 with a one year renewal. Compensation included fees of $144,000 and the issuance of common and preferred stock.

During 2005, certain stockholders were issued warrants in conjunction with the issuance of promissory notes, see Note I.

<PAGE>

Note L - Commitments and Contingencies (Continued)

Harris Bank

In conjunction with the Harris Bank attempting to collect their debt against certain parties as indicated above in Note F, the bank is requesting that the Company become a party to any forbearance as to collection of the debt, such as becoming a guarantor or buying life insurance for the original makers of the debt. The basis of their claims is that the Company is using facilities that secure the original borrowings. It is the opinion of management and counsel of the Company that there is no basis for claims or commitments since neither APPC nor TPG was not a borrower or a guarantor of the debt (management of APPC are guarantors of the original debt based on their role as former shareholders/officers of APPC before its acquisition by the Company). The Company entered into negotiations with the bank and believes that it has reached a tentative agreement to purchase the assets from the bank for a total payment of $1,100,000 with payments amortized over 20 years, and a five year payout schedule at an interest rate of 6%. The Company is attempting to secure financing to purchase the operating assets being utilized in the operations at fair value.

Compensation for Utilizing Operating Assets

As indicated in Note H, no rent or compensation of any type has been paid to the entities that claim to have legal title to the operating assets of APPC. Management has taken the position that since there was no contract or agreement to purchase the assets or for the payment of rentals for these assets, therefore nothing is owed. The consolidated operations for the period since APPC was acquired do not contain any provision for compensation for use of the facilities. The owner (and former President of the Company and major shareholder) of the entity that owns the real estate is claiming a monthly rental amount of $15,000. The Company has been in discussion with the owner of the real estate and has a tentative agreement that is not yet fully agreed upon. The terms under discussion include the purchase of the real estate for approximately $1,900,000 and $275,000 for back-rent and other capital debt claimed by the owner. This is a contingency relating to the business combination that could potentially result in a material adjustment of the purchase price of APPC and additional charges to the Company's operations.

<PAGE>

Note L - Commitments and Contingencies (Continued)

Amendment of American Petroleum Products Company Agreement

On June 24, 2004 (effective date July 1, 2004) the Company ("TPG") and Alliance Petroleum Products Company, entered into an Amendment to the original Alliance Agreement, dated October 9, 2003, whereby all previous conditions and contingencies were deemed to have been completed or waived. Therefore, the Company assumed the operations of the subsidiary. However, after a change of management took place in September 2004, the current management refused to recognize the obligation to pay certain amounts arising from other non Company obligations and third party agreements.

Mining Lease

By a lease letter agreement effective March 9, 2001, and amended March 4, 2002 and September 4, 2002, the Company was granted the exclusive right to explore, develop and mine the Medicine Project property located in Elko County of the State of Nevada. The term of the lease was for 20 years, with automatic extensions so long as the conditions of the lease are met. During the year ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it was required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability.

Termination

During 2003, the Company agreed to issue 10,000 common shares post split to its former President for the settlement of management fees payable ($105,000), advances to the Company ($10,000) and termination expense ($355,000). The shares were valued at $2.35 per share, by prior consultants. These shares were issued to the former President and were accounted for as an addition to paid-in capital.

Operating Leases

The Company leases its Triton plant facility and certain equipment with various base monthly rental amounts. The facility lease expires in 2008 and the equipment leases expire in 2008 and 2011. Lease expense under the agreements totaled $53,190 for the year ended December 31,2005.

<PAGE>

Note L - Commitments and Contingencies (Continued)

Operating Leases (Continued)

Minimum lease payments on these leases by year, and in aggregate at December 31, 2005, are as follows:

Year ending December 31,	
2006	$ 76,572
2007	76,572
2008	56,572
2009	22,056
2010	22,056
2011	11,866
	$265,694

Cornell Capital Partners LP and Highgate House Funds, Ltd.

The Company is currently in default of its obligations with respect to Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005. The Company and Cornell Capital Partners LP and Highgate House Funds, Ltd. have reached a payment arrangement, contingent on the completion of a financing agreement currently under negotiation with another outside investor group. However, if such new financing fails, the Company would be unable to complete the settlement agreement with Cornell Capital Partners LP and Highgate House Funds, Ltd. (see Note G).

Note M- Quarterly Unaudited Financial Information

Quarterly unaudited financial information for the fiscal years ended December 31, 2005 and December 31, 2004 was as follows:

<TABLE>
<CAPTION>

<S>	March <C>	June <C>	September <C>	December <C>	Fiscal Year <C>
2005					
Net sales	$ 384,901	$ 380,147	$ 537,692	$ 662,590	$ 1,965,330
Gross profit	104,306	115,629	321,253	(29,284)	511,904
Operating loss	(3,841,032)	(1,115,352)	(591,141)	(1,836,917)	(7,384,442)
Net loss	(3,846,043)	(1,140,014)	(599,629)	(1,756,524)	(7,342,210)
Net loss per share					
Basic, as previously reported	(0.71)	(0.11)	(0.05)	--	(0.62)
Basic, as restated	(0.77)	(0.11)	(0.04)	(0.001)	(0.62)
Diluted, as previously reported	--	--	--	--	--
Diluted, as restated	(0.66)	(0.10)	(0.04)	(0.09)	(0.55)

</TABLE>

<PAGE>

TRITON PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
December 31, 2005
(See Independent Auditors' Report)

Note M- Quarterly Unaudited Financial Information (Continued)

<TABLE>
<CAPTION>

<S>	March <C>	June <C>	September <C>	December <C>	Fiscal Year <C>
2004					
Net sales	$ --	$ --	$ 345,515	$ 511,657	$ 857,172
Gross profit	--	--	128,707	(4,257)	124,450
Operating loss	(49,825)	(101,372)	(1,679,253)	(506,425)	(2,336,875)
Net loss	(49,825)	(102,347)	(1,681,753)	(1,341,533)	(3,175,458)
Net loss per share					
Basic	(0.066)	(0.004)	(0.59)	--	(1.62)
Diluted	(0.066)	(0.004)	(0.59)	--	(1.62)

</TABLE>

Loss per share as previously reported was in error due to incorrectly weighting of share issued.

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>CORRESP
<SEQUENCE>1
<FILENAME>filename1.txt
<TEXT>

American Petroleum Group, Inc.

CORPORATE OFFICE: 1400 N. Gannon Drive - 2nd Floor, Hoffman Estates, IL 60194
Phone: (847) 310-9416 Fax: (847) 310-1239

June 2, 2006

Ms. Jill S. Davis, Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re: American Petroleum Group, Inc.
Form 10-KSB/A for Fiscal Year Ended December 31, 2004 Filed April 1, 2005 Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005 Filed November 21, 2005 Response Letter dated November 16, 2005 File No. 0-049950

Dear Ms. Davis:

With respect to the conversation of this morning between yourself, Jennifer Goeken at your Office and our General Counsel, Michael S. Krome, Esq. regarding our response to your previous comment letter of December 20, 2005.

As discussed, the Company is poised to respond to your comments and file amended filings shortly.

We have been delayed due to various circumstances, including financial difficulties and various difficulties with respect to the preparation and filing of our annual report on Form 10-KSB for the fiscal year ended December 31, 2005. Some of the responses to your comments affected the filing being prepared, and some of the audit issues affected the responses to your comments.

It is anticipated that the Independent Auditor will be completed with their audit on or aout June 9, 2006. We expect to file the Annual report on form 10-KSB for the fiscal year ended December 31, 2005 on or about June 12, 2006. At that time we expect to file our responses to your comments and amended filings.

Please feel free to contact our General Counsel, at (631) 737-8381, or myself, if you have any questions.

Very truly yours,

/s/ James Carroll

James Carroll
Chief Accounting Officer

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>8-K
<SEQUENCE>1
<FILENAME>v043935_8k.txt
<TEXT>

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): March 16, 2006

Triton Petroleum Group, Inc.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-49950	98-0232018
(Commission File No.)	(IRS Employer Identification No.)

1400 N. Gannon Drive
2nd Floor
Hoffman Estates, IL 60194
(847) 805-0125
(Address and telephone number of principal executive offices and place of business)

American Petroleum Group, Inc.
(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below)

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13ed-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

<PAGE>

Section 5 -- Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Effective May 4, 2006, the following individual resigned as President of the Registrant.

George Campbell	President

The Officer resigning stated in his resignation letters that their resignation does not in any way imply or infer that there is any dispute or disagreement relating to the Company's operations, policies or practices.

Each resigning Officer has been provided a copy of this disclosure, no less than the day the Registrant is filing the disclosure with the Commission. Each Officer will be given an opportunity to furnish the Registrant a letter or response, that he agrees with the statements made by the Registrant in this Section 5.02, and if not, stating the respects in which he does not agree.

The following individual has been appointed by to our Board of Directors, effective May 18, 2006:

Name	Age	Position
Michael Margolies	78	CEO, President and Director

Michael Margolies became Vice Chairman and Secretary of Headliners in January 2002, after having served on the Board of Directors for the prior 3 years. Mr. Margolies resigned from his position as Vice Chairman in March 2005. From 1998 until December 2005 Mr. Margolies was employed as Chief Executive Officer of Global Concepts, Ltd. a conglomerate primarily involved in providing and transportation services in the United States and Europe.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Financial Statements of business acquired
To be filed by Amendment

(b) Pro forma financial information
To be filed by Amendment

(c) Exhibits
Exhibit 17.1 Letter of Resignation of George Campbell

<PAGE>

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 18, 2006

Triton Petroleum Group, Inc.

By: Michael Margolies

Michael Margolies, President

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>NT 10-Q
<SEQUENCE>1
<FILENAME>v042922_nt10q.txt
<TEXT>

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-49950

NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q
|_| Form N-SAR

For Period Ended: March 31, 2006

|_| Transition Report on Form 10-K

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q

|_| Transition Report on Form N-SAR

For the Transition Period Ended: ____________

Read attached instruction sheet before preparing form.
Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

American Petroleum Group, Inc.
Full Name of Registrant

Former Name if Applicable

1400 N. Gannon Drive
2nd Floor
Hoffman Estates, IL 60194
Address of Principal Executive Office (Street and Number)
City, State and Zip Code
<PAGE>

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

```
     | (a)   The reasons described in reasonable detail in Part III of this form
     |       could not be eliminated without unreasonable effort or expense;
     |
     | (b)   The subject annual report, semi-annual report, transition report on
     |       Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof
|X|  |       will be filed on or before the 15th calendar day following the
     |       prescribed due date; or the subject quarterly report or transition
     |       report on Form 10-Q, or portion thereof will be filed on or before
     |       the fifth calendar day following the prescribed due date; and
     |
     | (c)   The accountant's statement or other exhibit required by Rule
     |       12b-25(c) has been attached if applicable.
```

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant cannot complete filing because Officers' responsible for preparing report were not able to furnish reports to the Auditor due to other Company matters and difficulty in obtaining certain information.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James W. Zimbler (847) 805-0125
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

<PAGE>

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMERICAN PETROLEUM GROUP, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2006

By: /s/ James W. Zimbler

James W. Zimbler,
Acting President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

(Form 12b-25-07/99)
</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>NT 10-K
<SEQUENCE>1
<FILENAME>v039457_nt10k.txt
<TEXT>

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

Commission File Number 000-49950

NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K |_| Form 11-K |_| Form 20-F
|_| Form 10-Q |_| Form N-SAR

For Period Ended: September 30, 2005

|_| Transition Report on Form 10-K

|_| Transition Report on Form 20-F

|_| Transition Report on Form 11-K

|_| Transition Report on Form 10-Q

|_| Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

AMERICAN PETROLEUM GROUP, INC.
Full Name of Registrant

Former Name if Applicable

1400 N. GANNON DRIVE
2ND FLOOR
HOFFMAN ESTATES, IL 60194
Address of Principal Executive Office (Street and Number)
City, State and Zip Code

<PAGE>

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| | (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant cannot complete filing because Officers' responsible for preparing report were not able to furnish reports to the Auditor due to other Company matters and difficulty in obtaining certain information.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

RONALD SHAPSS	(847)	805-0125
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

<PAGE>

AMERICAN PETROLEUM GROUP, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2006 By: /s/ Ronald Shapss

Ronald Shapss, Chairman

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>CORRESP
<SEQUENCE>1
<FILENAME>filename1.txt
<TEXT>

American Petroleum Group, Inc.

CORPORATE OFFICE: 1400 N. Gannon Drive - 2nd Floor, Hoffman Estates, IL 60194
Phone: (847) 310-9416 Fax: (847) 310-1239

January 4, 2006

Ms. Jill S. Davis, Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re: American Petroleum Group, Inc.
Form 10-KSB/A for Fiscal Year Ended December 31, 2004
Filed April 1, 2005
Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005
Filed November 21, 2005
Response Letter dated November 16, 2005
File No. 0-049950

Dear Ms. Davis:

With respect to your letter of December 20, 1005, please accept this as confirmation of the discussion between Jennifer Goeken at your Office and our General Counsel, Michael S. Krome, Esq., that the above reference company will be filing a response and amended filings on or about January 20, 2006. The Company needs the additional time to accurately and fully respond to your letter dated December 20, 2005, due the detailed nature of the various inquiries in the above mentioned letter.

Please feel free to contact our General Counsel, at (631) 737-8381, or myself, if you have any questions.

Very truly yours,

/s/
James Carroll
Chief Accounting Officer

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>DEF 14C
<SEQUENCE>1
<FILENAME>v031015_def14c.txt
<TEXT>

SCHEDULE 14C INFORMATION
(Rule 14c-101)

Information Statement Pursuant to Section 14(c)
of the Securities Exchange Act of 1934

Filed by the Registrant [X] Filed by a party other than the Registrant
|_| Check the appropriate box:

|_| Preliminary Proxy Statement
|_| Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
|X| Definitive Proxy Statement
|_| Definitive Additional Materials
|_| Soliciting Material Pursuant to ss.240.14a-11(c) or ss.240.14a-12

AMERICAN PETROLEUM GROUP, INC.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

|X| No fee required
|_| Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1) Title of each class of securities to which transaction applies:
(2) Aggregate number of securities to which transaction applies:
(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
(4) Proposed maximum aggregate value of transaction: (5) Total fee paid:
|_| Fee paid previously with preliminary materials.
|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1) Amount Previously Paid:
(2) Form, Schedule or Registration Statement No.:
(3) Filing Party:
(4) Date Filed:

<PAGE>

INFORMATION STATEMENT
TO STOCKHOLDERS
OF
AMERICAN PETROLEUM GROUP, INC.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194

THIS INFORMATION STATEMENT IS BEING PROVIDED TO YOU BY

THE BOARD OF DIRECTORS OF THE COMPANY.
WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED
NOT TO SEND US A PROXY.

This Information Statement is furnished to holders of shares of common stock, $.0001 par value (the "Common Stock"), of American Petroleum Group, Inc. (the "Company") to notify such stockholders that on or about October 21, 2005, the Company received written consents in lieu of a meeting of stockholders from holders of a majority of the shares of Common Stock representing in excess of 50.1 % of the total issued and outstanding shares of voting stock of the Company (the "Majority Stockholders") approving the Certificate of Amendment to the Certificate of Incorporation of the Company, pursuant to which the Company's name will change to "Triton Petroleum Group, Inc." (the "Name Change").

This Information Statement describing the approval of the Name Change (the "Stockholder Matter") is first being mailed or furnished to the Company's stockholders on or about December 26, 2005, and such matters shall not become effective until at least 10 days thereafter. Expenses in connection with the distribution of this Information Statement will be paid by the Company and are anticipated to be less than $10,000.

The Board of Directors knows of no other matters other than those described in this Information Statement which have been recently approved or considered by the holders of a majority of the shares of the Company's voting stock.

OUTSTANDING VOTING SECURITIES

As of October 21, 2005 (the "Record Date"), out of the 100,000,000 shares of Common Stock authorized there were 17,145,500 shares of Common Stock issued and outstanding, and out of the 10,000,000 shares of preferred stock authorized there were no shares of the preferred stock outstanding.

Only holders of record of the Common Stock at the close of business on the Record Date were entitled to participate in the written consent of the Company's stockholders. Each share of Common Stock was entitled to one (1) vote.

<PAGE>

The Company's Board of Directors approved this action as of October 21, 2005 and recommended that the Articles of Incorporation be amended in order to effectuate the name change.

The proposed Amendment to the Articles of Incorporation to amend the name of the Corporation to "Triton Petroleum Group, Inc." was filed with the Nevada Secretary of State and was effective on December 6, 2005. If the proposed Amendment were not adopted by written majority shareholder consent, it would have been necessary for this action to be considered by the Company's shareholders at a special shareholder's meeting convened for the specific purpose of approving the Amendment.

The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the "Nevada Law"). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

The Board of Directors of the Company has determined that all Shareholders ARE NOT REQUIRED to return their certificates to have them re-issued by the Transfer Agent.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of October 21, 2005, with respect to the beneficial ownership of the 17,145,500 outstanding shares of the Company's Common Stock by (i) each person known by the Company to beneficially own five percent or more of the outstanding shares; (ii) the Company's officers and directors; and (iii) the Company's officers and directors as a group. A person is deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within sixty (60) days.

	No. of Common	% ownership
Ronald Shapss (1)	1,750,000	9.8
George A Campbell (1)	250,000	*
James J Carroll (1)	160,000	*
Elliot Cole (1)	225,000	*
Michael S. Krome, Esq. (1) (2)	300,000	*
James W. Zimbler (2)	1,633,000	9.5
Richard Carter	1,685,000	9.8
Alpha Advisors, LLC (2)	391,250	*
Richard Steifel	290,000	*
Jesse Fuller	887,893	5.2
Highgate House Funds Ltd. 101 Hudson Street, Suite 3700 Jersey City, NJ 07302	3,175,000	18.5
Alliance Financial Networks Inc. (3) 2291 Arapahoe Boulder, CO 80302	600,000	*
William Boussung (3) 10300 West Charleston #13-378 Las Vegas, NV 89135	500,000	*
Cornell Capital Partners LP. 101 Hudson Street, Suite 3700 Jersey City, NJ 0730	735,000	*
Officers and Directors as a Group (5 persons) (3)	2,685,000	15.7

<PAGE>

(1) Officer/Director of the Company
(2) Alpha Advisors, LLC is controlled by James W. Zimbler, George L. Riggs, and Michael S. Krome (who is a Director of the Company. When

all of the ownership percentages are added, the control percentage for Alpha Advisors LLC is 43.1%, if voted as a block.

(3) Alliance Financial Networks, Inc. is controlled by William Boussung. Combined, the total number of shares is 1,100,000, equaling 6.4%.

DESCRIPTION OF THE STOCKHOLDER MATTER

Approval of the Certificate of Amendment to the Company's Certificate of Incorporation and related actions.

The Board of Directors (the "Board") by unanimous written consent dated as of October 21, 2005, and certain stockholders (the "Majority Stockholders"), owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of October 21, 2005, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of the State of Nevada changed the Company's name to "Triton Petroleum Group, Inc." or such similar available name, and will not be effective earlier than 20 days after the mailing of this Information Statement.

Purpose of Proposed Name Change

We negotiated an agreement with the American Petroleum Institute (API) with respect to the use of the API mark on our products, indicating that they have approved the content of our oil products.

<PAGE>

Pursuant to agreement with API we have agreed, in order to avoid any confusion with their name and associated trademark to amend our corporate name to the proposed name contained herein.

Procedure for the Approval of the Certificate of Amendment to the Company's Certificate of Incorporation

The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the "Nevada Law"). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

Required Approvals Obtained

The Board, by its unanimous written consent (the "Board Consent"), adopted resolutions approving the Certificate of Amendment to the Company's Certificate of Incorporation to amend the name of the Corporation to "Triton Petroleum Group, Inc." On the Record Date, the only issued and outstanding shares of the

Company's capital stock entitled to vote on the proposed amendment were 17,145,500 shares of the Company's common stock, par value $.0001 per share (the "Common Stock"), of which the Majority Stockholders held in excess of 51% of the total stock entitled to vote on the proposed amendment. On October 21, 2005, the Majority Stockholders, by written consent in lieu of a meeting, approved the Certificate of Amendment to the Company's Certificate of Incorporation, a copy of which is attached to this Information Statement as Exhibit A. No further consents, votes or proxies are or were necessary to effect the approval of Certificate of Amendment to the Company's Certificate of Incorporation.

Dissenters' Rights of Appraisal.

Under Nevada Law, our dissenting shareholders, if any, are not entitled to appraisal rights with respect to our amendment, and we will not independently provide our shareholders with any such right.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Form 10-KSB and 10-QSB (the "1934 Act Filings") with

<PAGE>

the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained at the Commission at 100 F Street, NW Washington, D.C, 20459. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, 100 F Street, NW Washington, D.C 20549, at prescribed rates. The Commission maintains a web site on the Internet (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission through the Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").

The following documents as filed with the Commission by the Company are incorporated herein by reference:
(1) Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005
(2) Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005;
(3) Annual Report on Form 10-KSB, as amended for the year ended December 31, 2004; and

IF YOU HAVE ANY QUESTIONS REGARDING THIS INFORMATION STATEMENT, PLEASE CONTACT:

Mr. George Campbell
American Petroleum Group, Inc.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194
(847) 805-0125

By order of the Board of Directors of
American Petroleum Group, Inc.
December 6, 2005

By: /s/ George Campbell

Name: George Campbell
Title: Chief Executive Officer and President

<PAGE>

Exhibit A

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
AMERICAN PETROLEUM GROUP, INC.

<PAGE>

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form.

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For

Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

   AMERICAN PETROLEUM GROUP, INC.

2. The articles have been amended as follows (provide article numbers, if available):

Article 1 the name of the Corporation is amended to read:

TRITON PETROLEUM GROUP, INC.

3. The vote by which the stockholders holding shares in the corporation

entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is:

4. Effective date of filing (optional):

(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required):

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State AM 78.385 Amend 2003
Revised on: 11/03/03

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>10QSB/A
<SEQUENCE>1
<FILENAME>v029880_10qsba.txt
<TEXT>

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10Q-SB/A

Quarterly Report Pursuant to Section 13 or 15 (D) of the Securities Act of 1934 for the quarterly period ended: September 30, 2005

Commission File number: 000-49950

American Petroleum Group, Inc.
(Exact name of small business issuer as specified in its charter)

Nevada
(State or other jurisdiction of Incorporation or organization)

98-0232018
(IRS Employee Identification No.)

1400 N. Gannon Drive
2nd Floor
Hoffman Estates, IL 60194
(847) 805-0125
(Address of principal executive offices)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Common Stock, $0.001 par value	17,145,500
(Class)	(Outstanding as of November 14, 2005)

<PAGE>

American Capital Alliance, Inc.
Form 10Q-SB/A

Index

2

<PAGE>

Part I: Financial Information

Item 1. Financial Statements

AMERICAN PETROLEUM GROUP, INC.
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
SEPTEMBER 30, 2005

<PAGE>

TABLE OF CONTENTS

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Interim Consolidated Balance Sheets
September 30, 2005 and December 30, 2004

<TABLE>
<CAPTION>

	(Unaudited) September 30, 2005	(Audited) December 31, 2004
<S>	<C>	<C>
ASSETS		
Current Assets		
Cash	7,155	801
Accounts receivable, net of allowance for doubtful accounts	313,029	291,846
Notes receivable, current portion	304,300	--
Inventory	586,748	254,944
Prepaid expenses	--	100,000
Stock Subscription Receivable	524,000	
Total Current Assets	1,735,232	647,591
Property and Equipment		
Machinery and equipment	156,139	--
Office equipment	2,168	--
Equipment & Property	158,307	6,068
Less accumulated depreciation	7,329	2,023
Total Property and Equipment	150,978	4,045
Other Assets		
Other Assets	25,750	--
Goodwill	125,602	--
Total Other Assets	151,352	--
TOTAL ASSETS	$ 2,037,562	$ 651,636
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities		
Bank Overdrafts	3	5,523
Accounts payable	807,623	629,825
Accrued Interest	67,840	32,000
Accrued Professional Fees	--	45,000
Accrued liabilities	29,621	11,187
Note payable- bank	61,141	

Loans payable to officers/stockholders	1,963,907	713,269
Total Current Liabilities	2,930,135	1,436,804
Notes Payable to Stockholders	500,000	500,000
Commitments and Contingencies (Notes B, F, G, I, and K,)		
Stockholders' Equity (Deficit)		
Common stock, $0.001 par value; 100,000,000 shares authorized; 15,915,000 and 3,740,000 shares issued and outstanding in 2005 and 2004, respectively	15,915	3,740
Preferred Stock; 5,000,000 shares; 0 shares and 2,527,500 issued and outstanding in 2005 and 2004, respectively	--	25,275
Additional paid-in-capital	17,014,816	11,523,435
Retained deficit	(18,423,304)	(12,837,618)
Total Stockholders' Equity (Deficit)	(1,392,573)	(1,285,168)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,037,562	$ 651,636

</TABLE>

The accompanying notes are an integral part of these financial statements.

-2-

<PAGE>

Microsoft Word 11.0.6359;AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Interim Consolidated Statements of Operations
Three and Nine Month Periods Ended September 30, 2005 and 2004

<TABLE>
<CAPTION>

	Three Months Ended		Nine Months Ended	
	(Unaudited) Sept. 30, 2005	(Unaudited) Sept. 30, 2004	(Unaudited) Sept. 30, 2005	(Unaudited) Sept. 30, 2004
<S>	<C>	<C>	<C>	<C>
Net Sales	$ 537,692	345,515	1,416,432	345,515
Cost of Goods Sold	216,439	216,808	875,797	216,808
Gross Profit	$ 321,253	128,707	540,635	128,707
Operating Expenses:				
Payroll	223,675	102,630	753,779	102,630
Payroll Taxes	20,565	9,180	70,959	9,180
Employee Benefits	1,484	--	1,484	--
Office Expense	61,136	11,430	115,513	14,388
Travel & Entertainment	20,997	16,976	60,563	23,282
Bad Debts	1,000	44,417	1,000	44,417
Plant Equipment	11,018	3,342	14,987	3,342
Outside Sales	40,200	28,009	116,539	28,009
Rent and Taxes	45,000	1,140	52,000	1,140
Licenses and Insurance	15,730	9,545	40,867	9,545
Repairs and Maintenance	2,312	1,320	13,332	1,320
Utilities	4,013	6,152	23,986	6,152
Vehicles	15,526	2,234	30,590	2,234
Telephone	9,937	5,196	25,058	5,196
Advertising and Promotion	27,770	5,000	35,160	55,250
Professional Fees	60,150	18,300	153,397	85,927
Stock Compensation	262,500	1,516,500	1,687,500	1,523,200
Financing Expense	75,000	--	2,857,500	--
Other Operating Expense	14,381	26,589	32,398	33,945
Total Operating Expenses	912,394	1,807,960	6,086,612	1,949,157
Operating Loss	$ (591,141)	(1,679,253)	(5,545,977)	(1,820,450)
Other Expenses:				
Interest expense	31,037	2,500	66,865	3,475
Depreciation and amortization	4,306	--	5,306	--
Other Income	(26,855)	--	(33,056)	--
Failed acquisition costs	--	--	--	10,000
Other Expense	--	--	594	--
Total Other Expenses	8,488	2,500	39,709	13,475
Loss before Taxes	(599,629)	(1,681,753)	(5,585,686)	(1,833,925)
Income Taxes	--	--	--	--
Net Loss	$ (599,629)	(1,681,753)	(5,585,686)	(1,833,925)
Loss Per Share	(0.05)	(0.59)	(0.92)	(1.02)
Weighted Average Number of Shares Outstanding	12,244,258	2,846,111	6,047,347	1,797,593

</TABLE>

The accompanying notes are an integral part of these financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Interim Consolidated Statements of Stockholders' Equity (Deficit)
Three Month and Nine Month Period Ended September 30, 2005

<TABLE>
<CAPTION>

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)
	Number	Par Value	Number	Par Value		
<S>	<C>	<C>	<C>	<C>	<C>	<C>
(Audited) Balance at December 31, 2004	2,527,500	$ 25,275	3,740,000	$ 3,740	$ 11,523,435	$(12,837,618)
Net loss	--	--	--	--	--	(3,846,043)
Stock shares issued	1,150,000	11,500	4,983,000	4,983	3,893,348	--
(Unaudited) Balance at March 31, 2005	3,677,500	$ 36,775	8,723,000	$ 8,723	$ 15,416,783	$(16,683,661)
Net loss						(1,140,014)
Stock shares issued	--	--	3,438,750	3,439	339,086	--
Retired preferred shares	(3,677,500)	(36,775)	--		--	--
(Unaudited) Balance at June 30, 2005	--	$ --	12,161,750	$ 12,162	$ 15,755,869	$(17,823,675)
Net loss						(599,629)
Stock shares issued	--	--	3,753,000	3,753	1,258,947	--
(Unaudited) Balance at September 30, 2005		$ --	15,914,750	$ 15,915	$ 17,014,816	$(18,423,304)

<CAPTION>

	Total
<S>	<C>
(Audited) Balance at December 31, 2004	$ (1,285,168)
Net loss	(3,846,043)
Stock shares issued	3,909,831
(Unaudited) Balance at March 31, 2005	$ (1,221,380)
Net loss	(1,140,014)
Stock shares issued	342,525
Retired preferred shares	(36,775)
(Unaudited) Balance at June 30, 2005	$ (2,055,644)
Net loss	(599,629)
Stock shares issued	1,262,700
(Unaudited) Balance at September 30, 2005	$ (1,392,573)

</TABLE>

The accompanying notes are an integral part of these financial statements.

-4-

<PAGE>

AMERICAN PETROLEUM GROUP AND SUBSIDIARY

Interim Consolidated Statements of Cash Flows
Nine months ended September 31, 2005 and 2004

<TABLE>
<CAPTION>

<S>	(Unaudited) Nine Months Ended Sept. 31, 2005 <C>	(Unaudited) Nine Months Ended Sept. 31, 2004 <C>
Cash flows from operating activities:		
Net loss	$(5,585,686)	(1,833,925)
Compensation & Termination Expenses in Exchange for shares	4,545,000	
Bad Debt	1,000	--
Depreciation and amortization	5,306	--
Decrease (increase) in operating assets:		
Trade accounts receivable	(21,183)	(220,291)
Notes receivable	(304,300)	--
Stock Subscription Receivable	(524,000)	
Advances to Others	100,000	--
Inventory	(331,804)	(267,033)
Acquisition Deposits	--	200,200
Other current assets	(25,750)	(3,400)
Increase (decrease) in operating liabilities:		
Book overdraft	(5,520)	--
Accounts payable	177,798	359,038
Accrued expenses	9,274	--
Net cash used in operating activities	(1,959,865)	(1,765,411)
Cash flows from investing activities:		
Acquisition of Subsidiary	--	(758,124)
Purchases of property and equipment	(152,239)	(3,068)
Net cash used in investing activities	(152,239)	(761,192)
Cash flows from financing activities:		
Issuance of Common Stock	12,280	--
Proceeds from Coversion of Debentures	476,000	--
Proceeds from Addition Paid In Capital	318,399	1,691,450
Loans Payables	1,311,779	808,716
Net cash provided by financing activities	2,118,458	2,500,166
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,354	(26,437)
Cash and cash equivalents at beginning of period	801	35,432
Cash and cash equivalents at end of period	$ 7,155	$ 8,995

</TABLE>

The accompanying notes are an integral part of these financial statements.

-5-

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements
September 30, 2005
(Unaudited)

Note A - Company

The Board of Directors (the "Board") by unanimous written consent dated as of November 18, 2003, and certain stockholders (the "Majority Stockholders") owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of November 13, 2003, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of Nevada, changed the Company's name to "American Capital Alliance, Inc." from Prelude Ventures, Inc. The name of the Company was changed again on November 1, 2004 to American Petroleum Group, Inc. ("APG") by a vote of the security holders.

APG is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities. APG's current direction is in the manufacturing and distribution of petroleum and related products for the automotive industry. On July 1, 2004, APG acquired 100% of the outstanding stock of American Petroleum Products Company ("APPC"). The accompanying consolidated financial statements include the results of operations of APPC beginning on July 1, 2004. After the above acquisition, the Company is no longer considered a "development stage entity". Effective July 1, 2005 the Company acquired the assets and operations of Triton Petroleum LLC (Triton) and as such, the consolidated financial statements include those operations since July 1, 2005.

Note B - Continuance of Operations

The financial statements have been prepared using accounting principles generally accepted in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At September 30, 2005 Company had accumulated losses of $18,423,304 since its inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. The Company is currently pursuing new debt and equity financing in conjunction with potential future acquisitions. Additionally, approximately $1,311,779 was raised during the quarter ended September 30, 2005 from loans payable to officers/stockholders (see Note I) and other sources whose proceeds were used for working capital needs, as well as a down payment toward the purchase of an option on one of the proposed acquisitions.

Note C - Summary of Significant Accounting Policies

Principles of Consolidation The consolidated financial statements include the accounts of American Petroleum Group, Inc. and its wholly owned subsidiary, American Petroleum Products Company (the "Company") after elimination of significant intercompany transactions and accounts.

<PAGE>

Note C - Summary of Significant Accounting Policies (Continued)

Revenue

Revenue is earned and recognized when the product title passes from the company to the buyer. Depending on the shipping contract (FOB shipping point / FOB destination), revenue is recognized and earned when the product is delivered and accepted by the buyer.

Trade Receivables

Concentrations of credit risk with respect to receivables, which are unsecured, are generally limited due to the wide variety of customers and markets using the Company's products, as well as their dispersion across many geographic areas. The Company maintains allowances for potential credit losses, and such losses have been minimal and within management's expectations. The allowance for doubtful accounts is estimated based on various factors including revenue, historical credit losses and current trends.

Inventory

Inventory consisted of primarily raw materials (oil, additives and packaging material) and is valued at the lower of cost or market applied on a first-in, first-out basis.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Depreciation

Depreciation of equipment is computed using the straight-line method for financial statements and income tax reporting purposes.

Advertising Costs

Advertising costs are expenses as incurred.

<PAGE>
AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
September 30, 2005
(Unaudited)

Note C - Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109, "Accounting for Income Taxes". Under this method, deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax laws. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized (see Note D).

Basic Loss Per Share

The Company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share is not presented.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturity of those instruments. At September 30, 2005 and December 31, 2004, the Company estimates that the fair value of its notes payable are not materially different from its financial statement carrying value, except for the liability for stock borrowings (see Note G).

New Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

Impairment of Long Lived Assets

The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. In the opinion of management, no such impairment existed at September 30, 2005. See Note F concerning impairment of goodwill.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
September 30, 2005
(Unaudited)

Note C - Summary of Significant Accounting Policies (Continued)

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

Note D - Income Taxes

Deferred Tax Assets

The Financial Accounting Standards Board issued Statement No. 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after March 15, 1992. FAS 109 requires the use of the asset and liability method of accounting for income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The following table summarizes the significant components of the Company's deferred tax assets:

	2005	2004
Gross deferred tax assets (non-capital loss carryforward)	6,264,000	4,365,000
Valuation allowance for deferred tax asset	(6,264,000)	(4,365,000)
	$ --	$ --

Income Taxes

No provision for income taxes has been provided in these consolidated financial statements due to the net loss. At September 30, 2005 and December 31, 2004, the Company has net operating loss carryforwards, which expire commencing in 2022, totaling approximately $18,400,000 and $12,800,000, respectively, the benefit of which has not been recorded in the financial statements due to the future uncertainty of the generations of earnings by the Company.

Note E - Non-Cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement.

Note E - Non-Cash Transactions (Continued)

The Company has recorded a termination expense in respect to the termination of its former President and has issued 200,000 common shares at $2.35 per share to satisfy the total liability which includes the termination expense, unpaid management fees and unpaid advances to the Company (see Note I).

During 2004, the Company entered into a business combination and acquired certain operating assets of APPC in exchange for Company stock (see Note F).

Note F - Business Combinations

Business Acquisition Cancelled

On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under Rule 144 of the Securities and Exchange Act and at a later date, issue an additional 5,000,000 common shares, restricted under Rule 144 of Securities and Exchange Act, subject to the Company paying not less than $1,000,000 in accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business is to provide servicing for the oil and gas industry.

The Company has determined that the transaction cannot be completed due to the inability to complete a comprehensive due diligence. Therefore, the shares previously outstanding were returned to the treasury of the Company on February 25, 2004.

"TSG" Acquisition

On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company was to pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition. The contractual amount of the option was never fully paid, however, amounts advanced for the option purchase and associated acquisition expenses resulted in an $185,000 charge to operations for the year ended December 31, 2003 and $10,000 for the year ended December 31, 2004.

<PAGE>

Note F - Business Combinations (Continued)

Motor Parts Waterhouse, Inc.

The Company issued 5,000,000 shares of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and pay $2,200,000. This MPW option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition.

Alliance Petroleum Products Company (now known as American Petroleum Products Company) On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company is to be issued to Worldlink International Network, Inc. upon 24 months from the above date. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose, if the Company did not arrange the funding within 150 days from the date of the execution of the Alliance Agreement. Since the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing. This was a material contingency to the transactions and as a result had to be resolved prior to recognition of a business combination. On June 24, 2004 (effective date July 1, 2004) the Company ("Prelude") then known as American Capital Alliance, Inc., ("AMAI") and Alliance Petroleum Products Company ("Alliance"), entered into an Amendment to the original Alliance Agreement, dated October 9. 2003 whereby all previous conditions and contingencies were deemed to have been completed or waived and the agreement amended as follows:

<PAGE>

Note F - Business Combinations (Continued)

Alliance Petroleum Products Company (now known as American Petroleum Products Company) (Continued)

- 5,000,000 shares of AMAI voting capital stock are to be issued to the shareholders of Alliance in the same proportions as the first 5,000,000 shares were issued to them pursuant to the exchange of securities contemplated in the Agreement and Plan of Reorganization upon the execution of this Amendment. The exchange of securities also includes, 1,000,000 shares of preferred shares, with the necessary Certificate of

Designation, to allow conversion at the rate of 1 share of preferred to ten (10) shares of common, and to permit the preferred shareholders to vote their shares, at any time after issuance, and after they have been converted, the shares be issued to the shareholders of American in the same proportions as the first 5,000,000 shares were issued to them pursuant to the Agreement and Plan of Reorganization.

- All the shares to the Alliance shareholders are no longer subject to a two year restriction prior to sale or transfer, but are now only subject to those transfer restrictions under Rule 144 of the Securities Laws.

- AMAI assumes all payment obligations and all other agreements of Alliance as set forth in the including four "Promissory Notes"; and AMAI assumes all payment obligations and all other agreements of Alliance to the Harris Bank. (See Note K)

The operations of Alliance have been consolidated with the results of AMAI since July 1, 2004.

The aggregate acquisition price was $856,200, which consisted of 1,107,500 of the Company's common stock valued at $0.54 and cash advances outstanding to Company at the time of consummation of the transactions. The value of the stock was determined based on the approximate average market price of the shares on August 11, 2004 (change in control date) and discounted for factors such a limited market for the stock.

<PAGE>

Note F - Business Combinations (Continued)

Alliance Petroleum Products Company (now known as American Petroleum Products Company) (Continued) Following is a condensed balance sheet showing the fair values of the assets acquired and the liabilities assumed as of the date of acquisition:

Current assets	$ 499,087
Property and equipment	3,068
Goodwill arising in the acquisition	822,262
	$1,323,417
Current liabilities	$ 341,642
Current maturities of long-term debt	125,575
Net assets acquired	856,200
	$1,323,417

The Company acquired only minimal property, plant and equipment in the transaction; Alliance does not have title to these production assets. Additionally, no expense has been recognized during the quarter ended June 30, 2005 for compensation for the use of the machinery and equipment to a corporation representing the predecessor operation to Alliance and to an entity that owned the real estate. The predecessor company was owned by the former officers of APPC who are also stockholders and directors of the Company; the real estate company is owed by the former president and a major stockholder of the Company; The assets of these entities secure obligations to Harris Bank as a result of certain transactions entered into by the predecessor company, the real estate company or their owners. A security interest had been entered into to as a result of these prior lending activities with appropriate liens filed and personal guarantees of the principals, some who are currently officers of the Company or Alliance. Harris Bank has threatened foreclosure if the prior borrowers can not reach terms allowing the bank to forebear the defaults. (See Note K)

Goodwill (excess of purchase price over net assets acquired) of $822,262 arising in the above described acquisition had been recognized at the time of purchase. Subsequently, management determined that the goodwill value was totally impaired as APPC is operating on a negative cash flow basis and, therefore, the recoverability of the asset is uncertain and was fully written off in December 31, 2004.

<PAGE>

Notes to Consolidated Financial Statements - Continued
September 30, 2005
(Unaudited)

Note F - Business Combinations (Continued)

Pro Forma Information

On July 1, 2004, the company purchased 100% of the voting stock of APPC. Results of operations for APPC are included in the consolidated financial statements since that date. The acquisition was made for the purpose of the reasons as stated above. Following are pro forma amounts assuming that the acquisition was made on January 1, 2004:

Net sales	$ 1,487,007
Cost of good sold	1,217,846
Gross profit	269,161
Expenses	3,836,886
Net income (loss)	$(3,567,725)
Loss per share:	
Basic	$ 1.82

Triton Petroleum, LLC

On July 1, 2005, American Petroleum Group, Inc., the Registrant and Company, entered into an Asset Purchase Agreement with Triton Petroleum, LLC, an Illinois Limited Liability Corporation ("Triton") whereby the Registrant purchased all the assets and operations of Triton, as follows:

On the Payment Date, which shall be the one year anniversary of the effectiveness of the Agreement, that being July 1, 2006, the Registrant shall pay to the Sellers the Purchase Price equal to three and one half (3.5) the net earnings of the assets and operations formerly owned by Triton.

The Purchase Price is to be paid as:
(a) Twenty-five (25%) in cash on the payment date, and
(b) with the balance of seventy-five percent (75%), payable over the following two years, in cash and stock, as agreed to by the parties.

In addition, current loans to Triton, totaling approximately three hundred thousand ($300,000), due and owing to the members of Triton, shall be paid over the twelve months from the Closing Date to the Payment Date.

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Note F -Business Combinations (Continued)

Some of the members of Triton, which sold the Assets to the Company are Officers/Directors, employees or former Directors of the Company. The sellers are as follows:

Keystone Capital Resources LLC
Controlled by our Interim President, James W. Zimbler
Rick Carter
Former Director
Christopher Hanson
Employee of our subsidiary, American Petroleum Products Corp.
Richard Steifel
President of our subsidiary, American Petroleum Products Corp.
George L. Riggs, III
Former Director and Chief Financial Officer
Michael S. Krome
Currently a Director and General Counsel
Robert Nelson - no relation to Registrant prior to transaction

Note G - Notes Payable

The Company entered into a stock borrowing arrangement whereby several stockholder/officers of the Company transferred approximately 1,000,000 shares pre-split or 50,000 shares on a post split basis of common stock into an escrow account. The shares were subsequently sold with the proceeds of $500,000 being transferred to the Company. The Company is obligated to return the shares to the original holders by April 2005. If the Company had to repurchase its stock at June 30, 2005, it would be required to pay $38,000 to acquire the aggregate shares using a $0.76 approximate share price in order to replace such shares for the original contributors of the stock. The balance sheet as of December 31, 2003 was restated to record the $500,000 liability and reduce additional paid-in capital.

Note G- Notes Payable (Continued)

Highgate House Funds, Ltd. Transaction

In order to raise capital for operations of the parent Company and to complete the Oilmatic transaction, the Company entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible Debenture for a total amount of $500,000 at 7% interest. The Note is convertible into shares of common stock at a conversion price of $0.85 per share, at the option of the Lender. At the same time, the Company entered into with Cornell Capital Partners LP a total Standby Equity Distribution Agreement for up to $10,000,000 equity line. As part of this transaction, the Company paid fees to Cornell Capital of 750,000 shares (of which 15,000 was given to Newbridge Securities as Placement Agent for the SEDA Agreement), plus a commitment fee and Structuring fee to Yorkville Advisors Management, LLC of a total of $75,000. In addition, as part of the Secured Debenture, Highgate House Funds, Ltd. was issued 3,100,000 shares of common stock as collateral by the Company. Upon payment, or conversion of the Convertible Debenture, these shares are to be returned to the Company and returned to treasury. The Lender will receive a total of 588,235 shares upon conversion of the convertible debenture into shares of the parent Company common stock. An additional 50,000 shares of common stock were issued as additional compensation for the Convertible Debenture. As of June 30, 2005, the Company had received $425,000 in advances against the Convertible debenture. A financing expense of $2,782,500 was charged to operations for this transaction.

Note H - Related Party Transactions

Payroll Services

The Company had its payroll processed though a "professional employer organization" owned by a publicly traded corporation that has common shareholders, directors and officers. For the quarter ended September 30, 2005, the company processed $259,8343 of payroll, taxes and benefits, along with an administration fee of $ 15,012. For the nine months ended September 30, 2005, the company processed $833,798 of payroll taxes and benefits along with an administrative fee of $45,197.

Expense Reimbursements

The Company reimburses Company officer/directors for travel, office and other expenses. In addition, certain officers make temporary advances.

Note H - Related Party Transactions (Continued)

Due Alpha Advisors

A professional services agreement dated October 9, 2003 was entered into with Alpha Advisors, LLC for a term of one year and renewable for an additional year. Alpha Advisors LLC is an entity owned by stockholders/directors/officers of the Company. The fee for these services was the issuance of 1,000,000 shares of common stock of the Company upon execution of the agreements, $25,000 due at signing of the Tri-State Stores and Alliance Petroleum Group, Inc. agreements and $6,000 payable on the first of each month thereafter. In addition, a finder's fee of 10% of any new financing was to be paid on funds being committed. Accounts Payable includes $31,000 of such amounts due as of September 30, 2004. The Company and Alpha are currently in the process of converting the debt into equity based upon a discount of 80% from the market price.

Operating Assets

The operations of APPC are performed in a plant owned by the former President and current shareholder of the Company. The Company does not have a lease and is presently not paying rent for this property due to a dispute with the former President (see Notes F and K).

Note I - Related Party Loans Payable to Officers/Stockholders

<TABLE>
<CAPTION>

<S>	9/30/05 Amount <C>	12/31/04 Amount <C>
Rick Carter	$ 250,907	$ 6,000
Ron Shapps	350,000	200,000
Michael Cahr	143,000	100,000
Warren Field	50,000	50,000
New Century Capital Consultants, Inc.	50,000	50,000
Keystone Nittany Ventures	180,085	113,353
Former President	142,915	142,916
Malibu Management Company	16,000	16,000
Alliance Finance Network	184,000	35,000
Jeff Neimen	50,000	--
John Niestrom	20,000	--
James Zimbler	9,000	--
Michael Krome	10,000	--
George Riggs	10,000	--
Cornell Capital	500,000	--
Total	$ 1, 963,907	$ 713,269

</TABLE>

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Note I - Related Party Loans Payable to Officers/Stockholders (Continued)

New Century Capital Consultants, Inc.-Note Payable

The Company on March 16, 2004 entered into a convertible unsecured revolving promissory note agreement with New Century Capital Consultants, Inc. The lender is a stockholder in the Company via compensation it received (see Note H). The agreement allows for borrowings up to $500,000 of which $50,000 has been advanced currently. Interest accrues at the rate of 9% per annum payable along with the any outstanding principle balance on March 16, 2005, unless the note is in default. The lender may convert the principal amount and any accrued interest into common stock of the Company based upon a formula equal to 40% below the closing bid price of the stock starting after six months from execution of this agreement. Additionally, on a one time basis the lender upon written demand after the six months can require the Company to prepare and file a registration statement under the Securities and Exchange Act of 1933 for an offering of up to 1,000,000 shares. Also, the agreement allows for "piggyback registration" rights in that the Company must notify the lender and allow the lender to register its shares if the companies file such a registration statement. The agreement contains events of default such as bankruptcy, insolvency, defaults or rendering of judgments on indebtedness in excess of $75,000 on from any other lender. Additionally, the agreement contains certain covenants as prohibition of payment of dividends, retirements or redemptions of capital stock, or the transfer of material assets of the Company. Upon these acts of defaults, the entire amount of principal and interest is immediately due, and interest accrues at a rate of 15% per annum.

On October 18, 2004, the Company received notice from the lender that, in its opinion, the Company was in default on the arrangement as a result of distributions to classes of equity holders and possibly transfer of material assets. The lender has made assertions about misappropriation of corporate funds. Management of the Company finds these assertions as unfounded and feel the Company is in compliance with the terms of the agreement.

Keystone Nittany Ventures, Malibu Management Company and Alliance Financial Network

Keystone Nittany Ventures, Inc. (Keystone) and Malibu Management Company (Malibu) are corporations owned by the President of the Company, James Zimbler who is also a director and a major shareholder. Alliance Financial Network ("AFN") is a corporation owned by a Vice President of the Company who is also a director and shareholder. Keystone, Malibu and AFN have from time-to-time made advances to the Company. The loans are unsecured due on demand and call for interest of 8% per annum.

Note I - Related Party Loans Payable to Officers/Stockholders (Continued)

Former President
The amount recorded by the Company represents the estimated fair value of the liability of the amount assumed at the time of purchase of APPC. It appears that the liability represents funds advanced for working capital. The obligation is unsecured, as no terms for repayment, and non-interest bearing. As a result of other contingencies that of the purchase of AAPC the final settled amount of this liability could be significantly different from the present recorded amount.

Other Stockholders
Warren Field, Rick Carter, Michael Cahr and Ron Shapps are related to the Company by virtue of being stockholders. The loans payable are unsecured, due on demand, and accrue interest of 7% per annum. Certain notes have provisions including options to purchase additional common shares at $.01 per share.

Note J - Stockholders' Equity

A consulting services agreement was entered into on October 9, 2003, with National Securities Corporation, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 12,500 shares post split of common stock of the Company.

A consulting services agreement was entered into on October 9, 2003, with New Century Consultants, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 50,000 shares post split of common stock of the Company.

A consulting agreement was entered into on October 10, 2003, with Commonwealth Partners NY, LLC for a term of three years. The fee for this service is the issuance of 10,000 free trading shares post split and 15,000 restricted shares post split of common stock of the Company.

On January 27, 2004, the Company entered into a manufacturing agreement with the shareholders of International Pit Crew Express, Inc. ("IPC"), a Texas corporation, to acquire the exclusive right to manufacture petroleum products for IPC's customers within the United States, including the United States convenience store industry. As consideration for these rights, the Company issued 75,000 shares post split of common stock on April 2, 2004 to the shareholders of IPC. Additionally, the Company is to provide one half of the funds necessary for the purchase of machinery, and all related parts, supplies, and installation costs.

Note J - Stockholders' Equity (Continued)

In conjunction with the change of control of the Company on August 11, 2004, 649,375 shares post split of common and 2,527,500 shares of preferred stock were issued to newly elected officers of the Company. The Company recognized the issuance as compensation expense of $1,516,500 for the year ended December 31, 2004. The value was based upon the closing price of the stock as quoted on the "electronic bulletin board market" on August 11, 2004. Series A Preferred Stock is convertible at a ratio of one share of Series A Preferred Stock to .5 shares of common stock. In addition, the Company entered into certain compensation agreements with these newly elected officers (see Note K).

Note K - Commitments and Contingencies

Compensation Agreements

In August 2004, the Company entered into a compensation agreement with Mr. William Bossung for the position of Vice President of Corporate Finance and a Director of the Company through December 2005 with a one year renewal. Compensation includes fees of $100,000 per annum and issuance of common and preferred stock.

In August 2004, the Company entered into a compensation agreement with Mr. Rick Carter for the position of Vice President through December 2005 with a one year renewal. Compensation includes fees of $80,000 per annum and issuance of common and preferred stock. This agreement was terminated effective

In August 2004, the Company entered into a compensation agreement with Mr. James W. Zimbler for the position of President and a Director of the Company through December 2005 with a one year renewal. Compensation includes fees of $144,000 per annum and issuance of common and preferred stock.

Effective January 1, 2005, the Company entered into a compensation agreement with Ronald Shapps for the position of Chairman of the Board of Directors through December 2005 with a one year renewal. Compensation includes fees of $144,000 and the issuance of common and preferred stock.

Note K - Commitments and Contingencies (Continued)

Harris Bank

In conjunction with the Harris Bank attempting to collect their debt against certain parties as indicated above in Note F, the bank is requesting that the Company become a party to any forbearance as to collection of the debt, such as becoming a guarantor or buying life insurance for the original makers of the debt. The basis of their claims is that the Company is using facilities that secure the original borrowings. It is the opinion of management and counsel of the Company that there is no basis and claims or commitments since APPC or APG was not a borrower or a guarantor on the debt (management of Alliance are guarantors of the original debt based on their role as former shareholders/officers of Alliance before its acquisition by the Company). The Company entered into negotiations with the bank and is attempting to secure financing to purchase the operating assets being utilized in the operations at fair value. It is anticipated that an agreement will be signed by the end of the fourth fiscal quarter of 2005.

Compensation for Utilizing Operating Assets

As indicated in Note H, no rent or compensation of any type has been paid to the entities that claim to have legal title to the operating assets of APPC. Management has taken the position that since there was no contract or agreement to purchase or for the payment of rentals for these assets, therefore nothing is owed. The consolidated operations for the period since APPC was acquired do not contain any provision for compensation for use of the facilities. The owner (and former President of the Company and major shareholder) of the entity that owns the real estate is claiming a monthly rental amount of $15,000. This is a contingency relating to the business combination that could potentially result in an adjustment of the purchase price of APPC and additional charges to the Company's operations. The Company is in negotiations with the owner and anticipates that the dispute will be resolved and an agreement will be signed by the end of the second fiscal quarter of 2005.

Amendment of Alliance Petroleum Products Company Agreement

On June 24, 2004 the Company amended the original agreement removing the contingencies contained in the original document, the most significant being of refinancing certain debt owed Harris Bank (see Note F and above). As part of this amendment the original agreement stated APPC assumed all payment obligations and all other agreements of Alliance to the Harris Bank,; and all payment obligations and all other agreements of Alliance as set forth in the following four "Promissory Notes":

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AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
September 30, 2005
(Unaudited)

Note K - Commitments and Contingencies (Continued)

Amendment of Alliance Petroleum Products Company Agreement (Continued)

- Alliance is to pay $200,000 to Richard Stiefel after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company and a major shareholder. Richard Stiefel is an officer in Alliance and former shareholder, and currently is an officer/director/ shareholder of the Company. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

- Alliance promises to pay American Group Financial, Inc. and/or Jesse Fuller $407,368 and any additional sums that AGF or Jesse Fuller owes to Harris Bank. Jesse Fuller is the owner of AGF, the former president of the Company, former director and still a major shareholder. The note accrues interest at 5% per annum. The note was due December 1, 2004. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

- Alliance is to pay $200,000 to Virginia Gefvert after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company, and a major shareholder. Virginia Gefvert was a former shareholder of Alliance. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
September 30, 2005
(Unaudited)

Note K - Commitments and Contingencies (Continued)

Amendment of Alliance Petroleum Products Company Agreement (Continued)

- Alliance is to pay $200,000 to American Group Financial, Inc. after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company, and a major shareholder. Virginia Gefvert was a former shareholder of Alliance. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

Mining Lease

By a lease letter agreement effective March 9, 2001, and amended March 4, 2002 and September 4, 2002, the Company was granted the exclusive right to explore, develop and mine the Medicine Project property located in Elko

County of the State of Nevada. The term of the lease was for 20 years, with automatic extensions so long as the conditions of the lease are met. During the year ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability.

Termination

During 2003, the Company agreed to issue 10,000 common shares post split to its former President for the settlement of management fees payable ($105,000), advances to the Company ($10,000) and termination expense ($355,000). The shares were valued at $2.35 per share, by prior consultants. These shares were issued to the former President and were accounted for as an addition to paid-in capital.

<PAGE>

Note K - Commitments and Contingencies (Continued)

Oilmatic Status

On December 3, 2004, the Registrant entered into a Letter of Intent, dated December 1, 2004, with Oilmatic Systems LLC of East Orange, New Jersey, whereby the Registrant would purchase Oilmatic Systems LLC and/Oilmatic International, Inc., for shares of common stock of the Registrant. Originally, it was anticipated that the transaction will close after the end of the first fiscal quarter of 2005. During the quarter ended June 30, 2005, management no longer felt that the mutual goals of both parties were attainable and the transaction with Oilmatic was cancelled

The Company had advanced Oilmatic Systems LLC $300,000 under the Letter of Intent. Pursuant to the Letter of Intent, if the transaction did not close, the amount would be a loan to Oilmatic Systems LLC, to be repayable on the ninth month anniversary of the date of the loan, together with interest at the floating prime rate.

Rule 504 - Regulating D Offering

On July 25, 2005, the Company conducted a Rule 504, Regulating D offering of $1,000,000 worth of Convertible Debentures of our subsidiary American Petroleum Products Company ("APPC"), to accredited investors in the State of Texas. Pursuant to the Offering, APPC issued the convertible debentures, which were convertible into shares of common stock. As part of the Offering, APPC is to be merged into the Company. Upon conversion into shares and merger of APPC into the Company the offering shares are issuable as shares of American Petroleum Group, Inc. A total of 2,500,000 shares of common stock were issued under the offering.

<PAGE>

Item 2. Management's Discussion and Analysis and Plan of Operations.

FORWARD LOOKING STATEMENTS

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on our behalf. We disclaim any obligation to update forward-looking statements.

OVERVIEW

History and Organization

American Petroleum Group, Inc., formerly American Capital Alliance, Inc., formerly Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the State of Nevada on May 24, 2000. Prior to its acquisition of American Petroleum Products, Inc., formally Alliance Petroleum Products, Inc., the Company had limited business operations and was considered a development stage enterprise. The activities during that period principally have been limited to organizational matters, and examining business and financing opportunities for the Company.

Prior Business Matters and Failed Business Acquisitions and Transactions.

On March 9, 2001, we acquired a 20-year mining lease from Steve Sutherland, the owner of 24 unpatented lode-mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada.

During the fiscal year that ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property. However, since the Company did not exercise its right to mine on the land, we believe that there is no expense due from the Company. In the opinion of management, there will be no continuing liability.

<PAGE>

On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under Rule 144 of the Securities Act of 1933 and at a later date, issue 5,000,000 common shares, restricted under Rule 144 subject to the Company paying not less than $1,000,000 accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business was to provide servicing for the oil and gas industry.

The Company determined that the transaction could not be completed due to the inability to complete a comprehensive due diligence. The shares of common stock previously transferred in anticipation of the completion of the transaction were returned to the treasury of the Company and canceled.

"TSG" Acquisition

On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company was to pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition and let the option lapse.

Motor Parts Waterhouse, Inc.

The Company issued 5,000,000 shares of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and pay $2,200,000. This MPW option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition and let the option lapse.

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Alliance Petroleum Products Company

On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company is to be issued to Worldlink International Network, Inc. upon 24 months from the date hereof. Under the terms of the Rider, the Company was required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance. The shareholders of Alliance had the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose if the Company did not arrange the funding within 150 days from the date of the execution of the Alliance Agreement. Since the expiration of the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing. This was a material contingency to the transactions and as a result has to be resolved prior to recognition of a business combination. On June 24, 2004 (effective date July 1, 2004) the Company ("Prelude") now known as American Petroleum Group, Inc., ("AMPE") and Alliance Petroleum Products Company ("Alliance"), entered into an Amendment to the original Alliance Agreement, dated October 9, 2003 whereby all previous conditions and contingencies were deemed to have been completed or waived and the agreement amended as follows;

o 5,000,000 shares of AMPE voting capital stock are to be issued to the shareholders of Alliance in the same proportions as the first 5,000,000 shares were issued to them pursuant to the exchange of securities contemplated in the Agreement and Plan of Reorganization upon the execution of this Amendment. The exchange of securities also includes, 1,000,000 shares of preferred shares, with the necessary Certificate of Designation, to allow conversion at the rate of 1 share of preferred to ten (10) shares of common, and to permit the preferred shareholders to vote their shares, at any time after issuance, and after they have been converted, the shares be issued to the shareholders of American in the same proportions as the first 5,000,000 shares were issued to them pursuant to the Agreement and Plan of Reorganization.

o All the shares to the Alliance shareholders are no longer subject to a two-year restriction prior to sale or transfer, but are now only subject to those transfer restrictions under Rule 144 of the Securities Laws.

o AMPE assumes all payment obligations and all other agreements of Alliance as set forth in the including four "Promissory Notes"; and AMPE assumes all payment obligations and all other agreements of Alliance to the Harris Bank.

It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets. This is better described as the "threatened Litigation from Harris Bank" as set forth in Part II, Item 1. Litigation

Oilmatic Systems LLC

On December 3, 2004, the Registrant entered into a Letter of Intent, dated December 1, 2004, with Oilmatic Systems LLC of East Orange, New Jersey, whereby the Registrant would purchase Oilmatic Systems LLC and/or Oilmatic International, Inc., for shares of common stock of the Registrant.

As part of the transaction, Michael Allora, President of Oilmatic would have assumed, after the closing of the transaction, the position of President and Chief Operating Officer of American Petroleum as well as Oilmatic. Mr. Allora has extensive experience in the delivery of bulk liquids and related products to businesses, retail and wholesale, in the restaurant field.

<PAGE>

Oilmatic is a food service distribution company that supplies a closed loop Bulk Cooking Oil Supply and Management system. Its patented state of the art handheld Dipstick(R) design dispenses and removes cooking oil with the simple push of a button at the deep fryers. The system also consists of separate fresh oil and waste oil tanks. A key switch allows management to control unnecessary oil fills and disposals. This system completely eliminates the practice of employees manually removing hot used oil which significantly reduces slips, falls and burns, as well as the hard labor of unloading and retrieving heavy boxes of oil. Additionally, the system eliminates hazardous grease spills both inside and outside of the store that cause grease fires and grease trap build-ups that pollute our environment.

Effective May 20, 2005, Management no longer felt that the mutual goals of both parties were attainable and therefore the transaction with Oilmatic was cancelled between the Parties.

The Registrant had advanced Oilmatic Systems LLC $300,000 under the Letter of Intent. Pursuant to the Letter of Intent, if the transaction did not close, the amount would be a loan to Oilmatic Systems LLC, to be repayable on the ninth month anniversary of the date of the loan, together with interest at the floating prime rate. We have contacted Oilmatic Systems LLC regarding the repayment of the $300,000. To date they have not agreed that the amount is due. The Company is preparing to take legal action to collect the amount from Oilmatic Systems LLC.

The Company

The operations of Alliance have been consolidated with the results of AMPE since

July 1, 2004. American Petroleum Group, Inc. which was formerly American Capital Alliance, Inc. (the "Company") is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities.

The company, via its subsidiary (American Petroleum Products Company, or APPC (formerly Alliance), is in the manufacturing and distribution of petroleum and related products for the automotive industry. Specifically, APPC is in the business of blending, bottling, and distributing private label motor oil, transmission fluid, and related products for the automotive aftermarket. These products are sold, both direct and through distributors, to retail outlets that include oil change shops, automotive aftermarket chains, gas stations, department stores, and convenience stores. Although most products are sold in 12-quart cases, some products are sold in bulk. APPC sells to a wide variety of customers with a low dependence on any one customer (the largest customer makes up less than 10% of sales year to date).

7

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In order to make finished motor oil, blenders and bottlers like APPC purchase base oils and blend them with V.I. Improver and/or Additive Packages to create motor oil, which is then sold either Bulk or Bottled. While there are several major companies with huge markets, this is a highly fragmented market, with many smaller players, especially in the private label market. Other major costs include bottles, caps, labels, corrugated, labor, and transportation costs.

The U.S. market for aftermarket motor oil is approximately $11.3B annually, making APPC a very small, regional player. Most retail outlets for motor oil carry a major brand and a lesser-known, lower-priced brand. APPC primarily competes with those other, lesser-known brands, which consist of other regional/national motor oil blenders and bottlers.

Given that the product is somewhat of a commodity, APPC competes largely by managing a competitive cost structure so that it can pass through competitive pricing and by carefully managing customer relationships. By giving our customers fair prices and providing excellent quality and service, APPC has maintained relatively long term relations with its customer base and has had success winning new customers.

Motor oil with for late model year automobiles normally utilize the latest formulae established by the American Petroleum Institute and the Society of Automotive Engineers. The "standard" for current model year automobiles is referred to as "SM," which recently replaced "SL." Only SM and SL motor oil can currently receive the API "starburst" certification seal, and APPC must annually renew its API license in order to use the "starburst" seal on its labels. Motor oil can also be made without the API starburst and sold as oil with technology prior to SM or SL. This API-certified oil must include what is referred to as "Group 2 Base Oils" as the foundation for the oil, as well as an additive package that includes the most recently approved chemical blend. APPC, like other motor oil blenders, must purchase Group 2 base oils from select, API-approved suppliers in order to make API-certified premium motor oil. APPC primarily purchases Group 2 base oils from Motiva (Port Arthur, Texas) and from Evergreen Oil (Irvine, California). Shortages of Group 2 base oils have caused price increases in recent months, but APPC has been able to pass these increases on to the customer.

Triton Petroleum, LLC

On July 1, 2005, American Petroleum Group, Inc., the Registrant, entered into an Asset Purchase Agreement with TRITON PETROLEUM, LLC, an Illinois Limited Liability Corporation ("Triton") whereby the Registrant purchased all the assets and operations of Triton, as follows:

On the Payment Date, which shall be the one year anniversary of the effectiveness of the Agreement, that being July 1, 2006, the Registrant shall pay to the Sellers the Purchase Price equal to THREE AND ONE HALF (3.5) times the net earnings of the assets and operations formerly owned by Triton.

8

<PAGE>

The Purchase Price is to be paid as:
(a) TWENTY-FIVE PERCENT (25%) in cash on the payment date, and
(b) with the balance of SEVENTY-FIVE PERCENT, payable over the following two years, in cash and stock, as agreed to by the parties.

In addition, current loans to Triton, totaling approximately THREE HUNDRED THOUSAND DOLLARS ($300,000), due and owing to the members of Triton, shall be paid over the twelve months from the Closing date to the Payment Date.

Some of the members of Triton, which sold the Assets to the Registrant, are Officers/Directors, employees or former Directors of the Registrant. The sellers are as follows:

Keystone Capital Resources LLC
Controlled by our former Interim President, James W. Zimbler
Rick Carter
Former Director
Christopher Hanson
Employee of our subsidiary, American Petroleum Products Corp.
Richard Steifel
President of our subsidiary, American Petroleum Products Corp.
George L. Riggs, III
Former Director and Chief Financial Officer
Michael S. Krome
Currently a Director and General Counsel Robert Nelson - no relation to Registrant prior to transaction.

The assets purchased include the right to the name, Triton Petroleum, all operations and assets, including any leases, or sub-leases.

Triton purchases used oil from various consolidators of used petroleum such as gear oil, machine oils, etc. that have never been burnt before. It then transports the un-combusted, but unrefined oils back to its reclamation facility for refining. After a very detailed reclamation process, all impurities and contaminants are extrapolated out of the oil, through Triton's centrifuge operation, thus leaving it with a valuable renewable petroleum base oil. This base oil can be blended with new crude and other chemical components and bottled in our Bedford Park, Illinois facility. Using the renewable oils from Triton Petroleum will drastically reduce American Petroleum Products Company's (APPC) cost of base oil by 35%, and management feels that the acquisition of the assets of Triton petroleum, making APPC its only customer, will be an advantage with respect to earnings.

APPC has purchased this kind of oil in the past from various supplies, including Triton Petroleum, but owning the supplier creates a vertical integrated supply chain and giving AMPE a price advantage over its competitors in this highly competitive commodity market.

<PAGE>

PLAN OF OPERATIONS

We were a startup, development stage Company prior to the acquisition of American Petroleum Products Company ("APPC") and did not realize any revenues from our business operations until that time. However at time of acquiring APPC its sales volume was at a point below its break even point and therefore was losing money. Management of the Company feels that APPC is operating at a small percentage of its capacity with its major constraint on increasing volume being that of financing raw materials for manufacturing and some other limited variable manufacturing costs. In addition, it is currently not generating profits of sufficient amount to support the other operations of the parent Company. Accordingly, we must raise money from sources other than the operations of this business. Our only other source of cash at this time is investments by others in our Company. We must raise cash to complete possible future acquisitions and stay in business due to losses generated by operations

Financings

In order to raise capital for operations of the parent Company and to complete the Oilmatic transaction, the Company entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible debenture for a total amount of $500,000 at 7% interest. The Note is convertible into shares of common stock at a conversion price of $0.85 per share, at the option of the Lender. At the same time the Company entered into with Cornell Capital Partners LP a total Standby Equity Distribution Agreement for up to $10,000,000 equity line. Pursuant to the Standby Equity Distribution Agreement we are to file a registration statement 180 days after execution.

We must also obtain additional financing to either purchase additional operating assets or obtain working capital for leasing arrangements, and to operate our business.

To meet our need for cash, we are attempting to raise debt and equity financing to complete the acquisitions described in this document and fund the Company's on-going operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions, we will have to find alternate sources such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and can not raise it, we will either have to suspend operations until we do raise the cash or cease operations entirely.

Therefore, on July 25, 2005, we conducted a Rule 504, Regulating D offering of $1,000,000 worth of Convertible Debentures of our subsidiary American Petroleum Products Company ("APPC"), to accredited investors in the State of Texas. The Debentures were then converted into the shares of APPC and then immediately converted into shares of AMPE. The Offering was amended in October, 2005 to include the State of Pennsylvania. Pursuant to the Offering, APPC issued the convertible debentures, which were convertible into shares of common stock. As part of the Offering, APPC is to be merged into the Registrant. Upon conversion into shares and merger of APPC into the Registration, the offering shares are issuable as shares of American Petroleum Group, Inc. Pursuant to the amendment the amount of shares was raised to a total of 3,208,000 shares of common stock, all of which have been issued.

We are also currently in discussions with other several investors to raise the capital necessary to complete the negotiated transactions with Harris Bank (see contingencies - Harris Bank) to obtain clear title to the equipment used by the Company in its operations, and to purchase the real property that our plant is situated on from its current owner.

Limited Operating History.

The only historical financial information about our Company from a revenue prospective on which to base an evaluation of our performance is from July 1, 2004 (the date we acquired an operating business) through September 30, 2005, with respect to APPC, which was generating losses at the time of acquisition. We cannot guarantee we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund additional proposed acquisitions and our on-going operations.

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution for existing shareholders.

Liquidity, Capital Resources and Operations

Since the Company's inception, the Company has raised funds from officer/stockholder advances, from private sales of its common shares and approximately $500,000 from sale of borrowed stock contributed by the Company's promoters and to acquire new companies. This money was utilized for start-up costs, operating capital and to acquire new companies. It is the intention of the company to issue 50,000 shares to retire this stockholder loan of shares and retire the debt.

The Company's plan of operations for the next 12 months is to pursue profitable business acquisitions, and obtain financing to increase the sale volume of APPC and the newly acquired assets of Triton Petroleum LLC. Product research and development is expected to be minimal during the period. Additionally, the Company does not expect any change in number of employees other than through possible future acquisitions.

Results of Operations:

Nine Months Ended September 30, 2005 v. Nine Months Ended September 30, 2004

For the Quarter Ended September 30, 2005 v. September 30, 2004, the Company had $537,692 in sales, with the cost of revenues and other expenses of $216,439, compared to $345,515 in sales with the cost of revenues and expenses of $216,808. The increase in sales is due to including nine months of activity for APPC for 2005 versus only three months for 2004.

The Company had an operating loss of $599,629 and $5,585,686 for the quarter and nine months ended September 30, 2005 versus $1,681,753 and 1,833,925 for the same periods in 2004.

Nine Months Ended September 30, 2005 v. Nine Months Ended September 30, 2004
For the Nine months ending September 30, 2005 v. September 30, 2004, the Company had $1,416,432 in sales, with the cost of revenues and other expenses of $875,797, compared to $345,518 in sales with the cost of revenues and expenses of $216,808.

Liquidity and Financial Resources:

During the three months ended September 30, 2005, net cash used by operating activities was $1,959,865. The Company incurred a net loss of $599,629 for the three months ended September 30, 2005; the Company still has a net operating loss even if the stock compensation expense of $262,500 and financing expense of $75,000 did not occur. Additionally at September 30, 2005, current liabilities and long-term liabilities exceed current assets by approximately $1,694,903; these factors raise substantial doubt about the Company's ability to continue as a going concern. The Company anticipates that in order to fulfill its plan of operation including payment of certain past liabilities of the company, it will need to seek financing from outside sources. The company is currently pursuing private debt and equity sources. It is the intention of the Company's management to also improve profitability by significantly reducing operating expenses and to increase revenues significantly, through growth and potential future acquisitions. The Company is actively in discussion with one or more potential acquisition or merger candidates. There is no assurance that the company will be successful in raising the necessary funds nor there a guarantee that the Company can successfully execute any acquisition is or merger transaction with any company or individual, or if such transaction is effected, that the Company will be able to operate such company profitably or successfully.

Operating expenses for the three months ended September 30, 2005, including stock compensation expenses and financing expenses were $912,394, resulting in losses from operations of $599,629. Included in these amounts are expenses for stock compensation and financing expense of $337,500. The increases in the remainder of Administrative expensed are due to the start up of the operations due to increases in personnel, professional, professional fees, and a generally higher level of fixed administrative expenses. It is anticipated by the Registrant that General and Administrative costs will remain relatively the same, while Revenues and Gross profit will increase as a result of the business derived from APPC and eventually newly acquired Triton.

12

<PAGE>

Inflation

The amounts presented in the financial statements do not provide for the effect of inflation on the Company's operations or its financial position. Amounts shown for machinery, equipment and leasehold improvements and for costs and expenses reflect historical cost and do not necessarily represent replacement cost. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Provision for Income Taxes

The Company has determined that it will more likely than not use any tax net operating loss carry forward in the current tax year and therefore the Company has a valuation allowance equal to 100% of any potential asset. The Company has established no tax provisions in the financial statements due to current and accumulated operating losses.

Contingencies

Harris Bank

In conjunction with the Bank attempting to collect their debt against certain parties, the bank is requesting that the Company become a party to any forbearance as to collection of the debt, such as becoming a guarantor or buying life insurance for the original makers of the debt. The basis of their claims is that the company is using facilities that secure the original borrowings. It is the opinion of management and counsel of the company that there is no basis and claims or commitments since American or the Company was not a borrower or a guarantor on the debt (former management of American are guarantors of the original debt). The Company has an agreement to resolve all potential claims with the bank. The Company has been in discussions with various sources to obtain financing to purchase the operating assets being utilized in the operations at fair value.

Compensation for Utilizing Operation Assets

No rent or compensation of any type has been paid to the entities that claim to have legal title to the operating assets of American. Management has taken the position that since there was no contract or agreement to purchase or for the payment of rentals for these assets, therefore nothing is owed. The consolidated operations for the period since American was acquired do not contain any provision for compensation for use of the facilities; The owner (and former president of the Company and major shareholder) of the entity that owns the real estate had previously had American recorded $15,000 in rent a month with a corresponding increase to an amount payable to this entity; This is a contingency relating to the business combination that could potentially result in an adjustment of the purchase price of American or additional charges to operations.

13

<PAGE>

Amendment of Alliance Petroleum Products Company Agreement

On June 24, 2004 the Company amended the original agreement removing the contingencies contained in the original document, the most significant being of refinancing certain debt owed Harris Bank. As part of this amendment the document stated American assumed assumes all payment obligations and all other agreements of American to the Harris Bank, and all payment obligations and all other agreements of American as set forth in the following four "Promissory Notes".:

o American was to pay $200,000 to Richard Stiefel after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company and a major shareholder. Richard Stiefel is an officer in American and shareholder, and currently is an employee/ shareholder of the Company. It is the position of the Company that since the funding from Cornell Capital Corporation was not completed and it is unlikely to be completed that there is no basis for this liability.

o American promised to pay American Group Financial, Inc. and/or Jesse Fuller $407,368.09 and any additional sums that AGF or Jessee Fuller owes to Harris Bank. Jesse Fuller is the owner of AGF, the former president of the Company, former director and still a major shareholder. The note was to accrue interest at 5% per annum. The note would have been due December 1, 2004. Management of the Company's position is that there was not consideration for the note and that Alliance was never a party on any debt obligations to Harris Bank.

o American is to pay $200,000 to Virginia Gefvert after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company, and a major shareholder. Virginia Gefvert was a former shareholder of American. It is the position of the Company that since the funding from Cornell Capital Corporation was not completed and it is unlikely to be completed that there is no basis for this liability.

o American was to pay $200,000 to American Group Financial, Inc. after all amounts have been paid to Jessee Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note was non-interest bearing. Jesse Fuller was the former president and a director of the Company, and a major shareholder. Virginia Gefvert was a former shareholder of American. It is the position of the Company that since the funding from Cornell Capital Corporation was not completed and it is unlikely to be completed that there is no basis for this liability.

Much of the information included in filing includes or is based upon estimates, projections or other "forward looking statements". Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

<PAGE>

Such estimates, projections or other "forward-looking statements" involve various risks and uncertainties as outlined above. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward-looking statements".

Our Shares should be considered Speculative

Our common shares are considered speculative during our search for a new business opportunities and our efforts to turnaround our recently acquired business from generating losses to profitability. Prospective investors should consider carefully the risk factors set out below.

Government Regulation

To the best of our knowledge, we are not currently subject to direct federal, state or local regulation in the United States, other than regulations applicable to businesses generally.

Key personnel

All of our present officers or directors are key to our continuing operations, we rely upon the continued service and performance of these officers and directors, and our future success depends on the retention of these people, whose knowledge of our business and whose technical expertise would be difficult to replace. At this time, none of the officers or directors is bound by employment agreements, and as a result, any of them could leave with little or no prior notice.

If we are unable to hire and retain technical, sales and marketing and operations personnel, any business we acquire could be materially adversely affected. It is likely that we will have to hire a significant number of additional personnel in the future if we identify and complete the acquisition of a business opportunity, or if we enter into a business combination. Competition for qualified individuals is likely to be intense, and we may not be able to attract, assimilate, or retain additional highly qualified personnel in the future. The failure to attract, integrate, motivate and retain these employees could harm our business.

Limited Operating History. Need for Additional Capital

There is limited financial information about our Company on which to base an evaluation of our performance. We were a development stage Company prior to the acquisition of APPC and have not generated any substantial revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund the proposed acquisitions and our on-going operations.

<PAGE>

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to shareholders.

We have not conducted or received results of market research indicating that there is a demand for the acquisition of a business opportunity or business combination as contemplated by our company. Even if there is demand for the acquisition of a business opportunity or combination as contemplated, there is no assurance we will successfully complete such an acquisition or combination.

Regulation

Although we will be subject to regulation under the Securities Exchange Act of 1934, management believes that we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities. In the event that we engage in business combinations which result in us holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940, meaning that we would be required to register as an Investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to the status of our company under the Investment Company Act of 1940 and, consequently, any violation of such act would subject us to material adverse consequences.

Uncertain Ability to Manage Growth

Our ability to achieve any planned growth upon the acquisition of a suitable business opportunity or business combination will be dependent upon a number of factors including, but not limited to, our ability to hire, train and assimilate management and other employees and the adequacy of our financial resources. In addition, there can be no assurance that we will be able to manage successfully any business opportunity or business combination. Failure to manage anticipated growth effectively and efficiently could have a materially adverse effect on our business.

"Penny Stock" Rules May Restrict the Market for the Company's Shares

Our common shares are subject to rules promulgated by the Securities and Exchange Commission relating to "penny stocks," which apply to companies whose shares are not traded on a national stock exchange or on the NASDAQ system, trade at less than $5.00 per share, or who do not meet certain other financial requirements specified by the Securities and Exchange Commission. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitable inquiries of investors, and provide investors with certain information concerning the risks of trading in the such penny stocks. These rules may discourage or restrict the ability of brokers to sell our common shares and may affect the secondary market for our common shares. These rules could also hamper our ability to raise funds in the primary market for our common shares.

<PAGE>

Possible Volatility of Share Prices

Our common shares are currently publicly traded on the Over-the-Counter Bulletin Board service of the National Association of Securities Dealers, Inc. The trading price of our common shares has been subject to wide fluctuations. Trading prices of our common shares may fluctuate in response to a number of factors, many of which will be beyond our control. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with no current business operation. There can be no assurance that trading prices and price earnings ratios previously experienced by our common shares will be matched or maintained. These broad market and industry factors may adversely affect the market price of our common shares, regardless of our operating performance.

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for us and a diversion of management's attention and resources.

Indemnification of Directors, Officers and Others

Our by-laws contain provisions with respect to the indemnification of our officers and directors against all expenses (including, without limitation, attorneys' fees, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that the person is one of our officers or directors) incurred by an officer or director in defending any such proceeding to the maximum extent permitted by Nevada law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of our company under Nevada law or otherwise, we have been advised the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Anti-Takeover Provisions

We do not currently have a shareholder rights plan or any anti-takeover provisions in our By-laws. Without any anti-takeover provisions, there is no deterrent for a take-over of our company, which may result in a change in our management and directors.

Reports to Security Holders

Under the securities laws of Nevada, we are not required to deliver an annual report to our shareholders but we intend to send an annual report to our shareholders.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

<PAGE>

Item 3. Controls And Procedures

The registrant's new Principal executive financial officer, based on his evaluation of the registrant's disclosure controls and procedures (as defined in Rules 13a-14 (c) of the Securities Exchange Act of 1934) as of September 30, 2005 has concluded that the registrants' disclosure controls and procedures are adequate and effective to ensure that material information relating to the registrants and their consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, particularly during the period in which this quarterly report has been prepared.

The registrant's principal executive officers and principal financial officer have concluded that there were no significant changes in the registrant's internal controls or in other factors that could significantly affect these controls subsequent to September 30, 2005 the date of their most recent evaluation of such controls, and that there was no significant deficiencies or material weaknesses in the registrant's internal controls.

Part II. Other Information

Item 1. Legal Proceedings.

We know of no material, active or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceedings or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholders are an adverse party or have a material interest adverse to us.

There is a threatened action by the Harris Bank of Chicago, Illinois with respect to a defaulted loan agreement. Harris Bank claims to have a lien on the equipment used by the Registrant in its operations. The Registrant has had contact with Harris Bank and is attempting to resolve the matter. The debt was reduced from an original indebtedness of $2.35 million to a final reduced amount of $1.4 million. Terms of the debt with Harris Bank of Chicago, Illinois include a four-year term of repayment, with interest at 6% on a 20 year amortization schedule, and a balloon payment at the end of the term. Upon the Company making a down payment, the terms of the transaction will be finalized. In addition, we have reached a tentative settlement with American Financial, the owner of the real property where our subsidiary conducts operations. Both transactions are waiting for the Company to make the initial payment to be executed and completed. It is hoped that discussions the Company is involved in with various funding sources will reach an agreement and conclusion within the fourth fiscal quarter sot he Company may proceed with the transactions.

The Company received a letter, dated February 28, 2005, from the Attorney for Concentric Consumer Marketing, Inc., in connection with certain sums owed by American Petroleum Products Corporation ("APPC"), a wholly owned subsidiary of the Company, in the amount of $13,000 per month for the past four (4) months, for services. There is no way to determine at this time the validity of the claim, or any possible outcome or if the claim is material to the Company, or even if litigation will be commenced against the Company and/or APPC. The Company has reached a settlement with Concentric Consumer Marketing, Inc.

18

<PAGE>

Item 2. Changes In Securities

None

Item 3. Defaults Upon Senior Securities

None

Item 4. Submission of Matters To A Vote Of Security Holders

None

Item 5. Other Information

None

Item 6. Exhibits

a. Exhibits:
3.1 Articles of Incorporation of the Registrant, as amended*
3.2 By-laws of the Registrant, as amended*
31.1 Section 302 Certification of Chief Executive Officer (1)
31.2 Section 302 Certification of Chief Accounting/Financial Officer (1)
32.1 Section 906 Certification of Chief Executive Officer (1)
32.2 Section 906 Certification Chief Accounting/Financial Officer (1)

----

* Previously filed as an exhibit to the Company's Form 10-SB filed on June 26, 2001

(1) Filed herewith

19

<PAGE>

Signatures

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2005 American Petroleum Group, Inc.

/s/

George Campbell, President and
Chief Executive Officer

/s/

James Carroll, Chief Financial Officer

20

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>10QSB/A
<SEQUENCE>1
<FILENAME>v029705.txt
<TEXT>

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10Q-SB/A

Quarterly Report Pursuant to Section 13 or 15 (D) of the Securities Act of 1934 for the quarterly period ended: June 30, 2005

Commission File number: 000-49950

American Petroleum Group, Inc.
(Exact name of small business issuer as specified in its charter)

Nevada
(State or other jurisdiction of Incorporation or organization)

98-0232018
(IRS Employee Identification No.)

1400 N. Gannon Drive
2nd Floor
Hoffman Estates, IL 60194
(847) 805-0125
(Address of principal executive offices)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Common Stock, $0.001 par value	17,145,500
(Class)	(Outstanding as of November 14, 2005)

<PAGE>

American Capital Alliance, Inc.
Form 10Q-SB/A

Index

<PAGE>

Part I: Financial Information

Item 1. Financial Statements

AN PETROLEUM GROUP, INC. AND SUBSIDIARY

Interim Balance Sheets
June 30, 2005 and December 31, 2004

	(Unaudited) June 30, 2005	(Audited) December 31, 2004
ASSETS		
Current Assets		
Cash and cash equivalents	-	$ 801
Trade accounts receivable, net of allowance of $22,700 for doubtful accounts	275,783	291,846
Prepaid assets	15,750	-
Advances to others	366,042	100,000
Inventory	259,020	254,944
Total Current Assets	916,595	647,591
Equipment		
Equipment	6,068	6,068
Less accumulated depreciation	3,023	2,023
	3,045	4,045
TOTAL ASSETS	$ 919,640	$ 651,636
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities		
Book overdraft	$ 47,502	$ 5,523
Trade accounts payable	605,914	629,825
Accrued interest	36,804	32,000
Accrued professional fees	-	45,000
Accrued expenses	36,814	11,187
Loans payable to officers/stockholders	1,320,750	713,269
Total Current Liabilities	2,047,784	1,436,804
Notes Payable to Stockholders	927,500	500,000
Commitments and Contingences (Notes B, F, G, I, K and L)		
Stockholders' Equity (Deficit)		
Preferred stock; 5,000,000 shares; 0 shares and 2,527,500 issued and outstanding in 2005 and 2004, respectively	-	25,275
Common stock, $0.001 par value; 100,000,000 shares authorized; 12,162,000 and 3,635,000 shares issued and outstanding in 2005 and 2004, respectively	12,162	3,635
Additional paid-in capital	15,755,869	11,523,540
Retained deficit	(17,823,675)	(12,837,618)
	(2,055,644)	(1,285,168)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 919,640	$ 651,636

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Interim Statements of Operations
Three and Six Month Periods Ended June 30, 2005 and 2004
<TABLE>
<CAPTION>

	Three months ended (Unaudited) June 30, 2005	(Unaudited) June 30, 2004	Six months ended (Unaudited) June 30, 2005	(Unaudited) June 30, 2004
<S>	<C>	<C>	<C>	<C>
Net sales	$ 380,147	$ --	$ 765,048	$ --

Cost of goods sold	264,518	--	545,113	--
Gross Profit	115,629	--	219,935	--
Expenses				
Acquisition expense	--	--	--	10,000
Professional fees	20,600	31,000	93,247	63,215
Management fees	--	--	--	--
Office expenses	11,239	5,233	48,579	5,583
Compensation expenses	735,000	6,700	1,425,000	6,700
Payroll and payroll taxes	324,177	--	590,610	--
Licenses and insurance	16,444	--	29,398	--
Bad debts	--	--		
Outside sales	40,039	--	76,339	--
Rent and taxes	3,000	--	7,000	--
Repairs and maintenance	23,808	--	24,403	--
Utilities	10,152	--	19,887	--
Vehicles	693	--	1,386	--
Telephone	7,694	--	14,945	--
Plant equipment	3,227	--	5,970	--
Depreciation	500	--	1,000	--
Advertising and promotion	8,495	50,250	8,890	50,250
Travel and entertainment	19,258	2,329	35,404	6,306
Financing Expense	--	--	2,782,500	--
Other	6,655	5,860	11,761	9,143
Total Expenses	1,230,981	101,372	5,176,319	151,197
Loss Before Other Items	(1,115,352)	(101,372)	(4,956,384)	(151,197)
Other Income (Expense)				
Interest expense	(25,412)	(975)	(35,829)	(975)
Other income	750	--	6,156	--
Total Other Income (Expense)	(24,662)	(975)	(29,673)	(975)
NET LOSS	$ (1,140,014)	$ (102,347)	$ (4,986,057)	$ (152,172)
Loss per share	0.109	0.004	0.477	0.006
Weighted average number of shares outstanding	10,442,500	1,221,028	10,442,500	1,273,333

</TABLE>

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Interim Statements of Cash Flows
Six Month Periods Ended June 30, 2005 and 2004
<TABLE>
<CAPTION>

	(Unaudited) June 30, 2005	(Unaudited) June 30, 2004
Cash flows from operating activities:		
<S>	<C>	<C>
Net loss	$ (4,986,057)	$(152,172)
Compensation, consulting, financing and termination expenses in exchange for shares	1,425,000	-
Adjustments to reconcile net loss to net cash used in operating activities:		
Bad debts	-	-
Depreciation	500	-
(Increase) decrease in operating assets:		
Trade accounts receivable	16,063	-
Advances to others	(266,042)	-
Inventory	(4,076)	-
Acquisition deposits	-	(56,000)
Prepaid assets	(15,750)	
Increase (decrease) in operating liabilities:		
Book overdraft	41,979	-
Trade accounts payable	(23,799)	9,007
Proceeds for additional paid-in-capital and stock shares issued	-	74,950
Accrued expenses	30,431	-
Net cash used in operating activities	(3,781,751)	(124,215)

Cash flows from investing activities:		
Acquisition of new subsidiary	-	-
Purchases of equipment	-	-
Net cash provided by (used in) investing activities	-	-
Cash flows from financing activities:		
Issuance of common stock	8,527	-
Increase in additional paid-in capital	2,762,717	-
Retirement of preferred stock	(25,275)	-
Proceeds from loans payable	1,034,981	91,000
Net cash provided by financing activities	3,780,950	91,000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(801)	(33,215)
Cash and cash equivalents, beginning of year	801	35,432
Cash and cash equivalents, end of year	$ -	$ 2,217

</TABLE>

The accompanying notes are an integral part of these consolidated financial statements.

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AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Interim Statements of Stockholders' Equity (Deficit) Three Month and Six Month Periods Ended June 30, 2005 and Year Ended December 31, 2004
<TABLE>
<CAPTION>

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total
(Audited)	Number	Par Value	Number	Par Value			
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Balance at December 31, 2003	-	$ -	1,415,000	$ 1,415	$ 9,328,585	$ (9,662,160)	$ (332,160)
Net loss	-	-	-	-	-	(3,175,458)	(3,175,458)
Stock shares issued	2,527,500	25,275	2,598,700	2,599	2,194,576	-	2,222,450
Retired common shares	-	-	(273,700)	(274)	274	-	-
(Audited) Balance at December 31, 2004	2,527,500	25,275	3,740,000	3,740	11,523,435	(12,837,618)	(1,285,168)
Net loss	-	-	-	-	-	(3,846,043)	(3,846,043)
Stock shares issued	1,150,000	11,500	4,983,000	4,983	3,893,348	-	3,909,831
Retired common shares	-	-	-	-	-	-	-
(Unaudited) Balance at March 31, 2005	3,677,500	36,775	8,723,000	$ 8,723	$ 15,416,783	$ (16,683,661)	$(1,221,380)
Net loss						(1,140,014)	(1,140,014)
Stock shares issued	-	-	3,438,750	3,439	339,086	-	342,525
Retired preferred shares	(3,677,500)	(36,775)	-		-	-	(36,775)
(Unaudited) Balance at June 30, 2005	-	-	12,161,750	12,162	15,755,869	(17,823,675)	(2,055,644)

</TABLE>

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Item 2. Management's Discussion and Analysis and Plan of Operations.

FORWARD LOOKING STATEMENTS

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on our behalf. We disclaim any obligation to update forward-looking statements.

OVERVIEW

History and Organization
American Petroleum Group, Inc., formerly American Capital Alliance, Inc., formerly Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the State of Nevada on May 24, 2000. Prior to its acquisition of American Petroleum Products, Inc., formally Alliance Petroleum Products, Inc., the Company had limited business operations and was considered a development stage enterprise. The activities during that period principally have been limited to organizational matters, and examining business and financing opportunities for the Company.

Prior Business Matters and Failed Business Acquisitions.
On March 9, 2001, we acquired a 20-year mining lease from Steve Sutherland, the owner of 24 unpatented lode-mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. The lease was terminated at some point.

During the nine months ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability. Please see the Company's Schedule 14C Information Statement as filed with the Securities and Exchange Commission on February 13, 2004 and mailed or furnished to Shareholders on February 17, 2004, and incorporated herein by reference, for additional details on this matter.

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On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under Rule 144 of the Securities Act of 1933 and at a later date, issue 5,000,000 common shares, restricted under Rule 144 subject to the Company paying not less than $1,000,000 accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business has to provide servicing for the oil and gas industry.

The Company determined that the transaction could not be completed due to the inability to complete a comprehensive due diligence. The shares of common stock previously transferred in anticipation of the completion of the transaction were returned to the treasury of the Company and canceled.

"TSG" Acquisition
On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company was to pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition and let the option lapse.

Motor Parts Waterhouse, Inc.
The Company issued 5,000,000 shares of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and pay $2,200,000. This MPW option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition and let the option lapse.

Alliance Petroleum Products Company
On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company is to be issued to Worldlink International Network, Inc. upon 24 months from the date hereof. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose if the Company did not arrange the funding within 150 days from the date of the execution of the Alliance Agreement.

Since the expiration of the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing. This was a material contingency to the transactions and as a result has to be resolved prior to recognition of a business combination. On June 24, 2004 (effective date July 1, 2004) the Company ("Prelude") now known as American Petroleum Group, Inc., ("AMPE") and Alliance Petroleum Products Company ("Alliance"), entered into an Amendment to the original Alliance Agreement, dated October 9, 2003 whereby all previous conditions and contingencies were deemed to have been completed or waived and the agreement amended as follows;

- o 5,000,000 shares of AMAI voting capital stock are to be issued to the shareholders of Alliance in the same proportions as the first 5,000,000 shares were issued to them pursuant to the exchange of securities contemplated in the Agreement and Plan of Reorganization upon the execution of this Amendment. The exchange of securities also includes, 1,000,000 shares of preferred shares, with the necessary Certificate of Designation, to allow conversion at the rate of 1 share of preferred to ten (10) shares of common, and to permit the preferred shareholders to vote their shares, at any time after issuance, and after they have been converted, the shares be issued to the shareholders of American in the same proportions as the first 5,000,000 shares were issued to them pursuant to the Agreement and Plan of Reorganization.
- o All the shares to the Alliance shareholders are no longer subject to a two-year restriction prior to sale or transfer, but are now only subject to those transfer restrictions under Rule 144 of the Securities Laws.
- o AMAI assumes all payment obligations and all other agreements of Alliance as set forth in the including four "Promissory Notes"; and AMAI assumes all payment obligations and all other agreements of Alliance to the Harris Bank.

It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets. This is better described as the "threatened Litigation from Harris Bank" as set forth in Part II, Item 1. Litigation

The Company

The operations of Alliance have been consolidated with the results of AMAI since July 1, 2004. American Petroleum Group, Inc. which was formerly American Capital Alliance, Inc. (the "Company") is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities.

The company, via its subsidiary (American Petroleum Products Company, or APPC), is in the manufacturing and distribution of petroleum and related products for the automotive industry. Specifically, APPC is in the business of blending, bottling, and distributing private label motor oil, transmission fluid, and related products for the automotive aftermarket. These products are sold, both direct and through distributors, to retail outlets that include oil change shops, automotive aftermarket chains, gas stations, department stores, and convenience stores. Although most products are sold in 12-quart cases, some products are sold in bulk. APPC sells to a wide variety of customers with a low dependence on any one customer (the largest customer makes up less than 10% of sales year to date).

In order to make finished motor oil, blenders and bottlers like APPC purchase base oils and blend them with V.I. Improver and/or Additive Packages to create motor oil, which is then sold either Bulk or Bottled. While there are several major companies with huge markets, this is a highly fragmented market, with many smaller players, especially in the private label market. Other major costs include bottles, caps, labels, corrugated, labor, and transportation costs.

The U.S. market for aftermarket motor oil is approximately $11.3B annually, making APPC a very small, regional player. Most retail outlets for motor oil carry a major brand and a lesser-known, lower-priced brand. APPC primarily competes with those other, lesser-known brands, which consist of other regional/national motor oil blenders and bottlers.

Given that the product is somewhat of a commodity, APPC competes largely by managing a competitive cost structure so that it can pass through competitive pricing and by carefully managing customer relationships. By giving our customers fair prices and providing excellent quality and service, APPC has maintained relatively long term relations with its customer base and has had success winning new customers.

Motor oil with for late model year automobiles normally utilize the latest formulae established by the American Petroleum Institute and the Society of Automotive Engineers. The "standard" for current model year automobiles is referred to as "SM," which recently replaced "SL." Only SM and SL motor oil can currently receive the API "starburst" certification seal, and APPC must annually renew its API license in order to use the "starburst" seal on its labels. Motor oil can also be made without the API starburst and sold as oil with technology prior to SM or SL. This API-certified oil must include what is referred to as "Group 2 Base Oils" as the foundation for the oil, as well as an additive package that includes the most recently approved chemical blend. APPC, like other motor oil blenders, must purchase Group 2 base oils from select, API-approved suppliers in order to make API-certified premium motor oil. APPC primarily purchases Group 2 base oils from Motiva (Port Arthur, Texas) and from Evergreen Oil (Irvine, California). Shortages of Group 2 base oils have caused price increases in recent months, but APPC has been able to pass these increases on to the customer.

Oilmatic Systems LLC
On December 3, 2004, the Registrant entered into a Letter of Intent, dated December 1, 2004, with Oilmatic Systems LLC of East Orange, New Jersey, whereby the Registrant would purchase Oilmatic Systems LLC and/or Oilmatic International, Inc., for shares of common stock of the Registrant.

7

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As part of the transaction, Michael Allora, President of Oilmatic would have assumed, after the closing of the transaction, the position of President and Chief Operating Officer of American Petroleum as well as Oilmatic. Mr. Allora has extensive experience in the delivery of bulk liquids and related products to businesses, retail and wholesale, in the restaurant field.

Oilmatic is a food service distribution company that supplies a closed loop Bulk Cooking Oil Supply and Management system. Its patented state of the art handheld Dipstick(R) design dispenses and removes cooking oil with the simple push of a button at the deep fryers. The system also consists of separate fresh oil and waste oil tanks. A key switch allows management to control unnecessary oil fills and disposals. This system completely eliminates the practice of employees manually removing hot used oil which significantly reduces slips, falls and burns, as well as the hard labor of unloading and retrieving heavy boxes of oil. Additionally, the system eliminates hazardous grease spills both inside and outside of the store that cause grease fires and grease trap build-ups that pollute our environment.

Effective May 20, 2005, Management no longer felt that the mutual goals of both parties were attainable and therefore the transaction with Oilmatic was cancelled between the Parties.

The Registrant had advanced Oilmatic Systems LLC $300,000 under the Letter of Intent. Pursuant to the Letter of Intent, if the transaction did not close, the amount would be a loan to Oilmatic Systems LLC, to be repayable on the ninth month anniversary of the date of the loan, together with interest at the floating prime rate.

Subsequent Transactions

Triton Petroleum, LLC
On July 1, 2005, American Petroleum Group, Inc., the Registrant, entered into an Asset Purchase Agreement with TRITON PETROLEUM, LLC, an Illinois Limited Liability Corporation ("Triton") whereby the Registrant purchased all the assets and operations of Triton, as follows:

On the Payment Date, which shall be the one year anniversary of the effectiveness of the Agreement, that being July 1, 2006, the Registrant shall pay to the Sellers the Purchase Price equal to THREE AND ONE HALF (3.5) times the net earnings of the assets and operations formerly owned by Triton.

The Purchase Price is to be paid as:
(a) TWENTY-FIVE PERCENT (25%) in cash on the payment date, and
(b) with the balance of SEVENTY-FIVE PERCENT, payable over the following two years, in cash and stock, as agreed to by the parties.

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In addition, current loans to Triton, totaling approximately THREE HUNDRED THOUSAND DOLLARS ($300,000), due and owing to the members of Triton, shall be paid over the twelve months from the Closing date to the Payment Date.

Some of the members of Triton, which sold the Assets to the Registrant, are Officers/Directors, employees or former Directors of the Registrant. The sellers are as follows:

Keystone Capital Resources LLC
    Controlled by our former Interim President, James W. Zimbler
Rick Carter
    Former Director
Christopher Hanson
    Employee of our subsidiary, American Petroleum Products Corp.
Richard Steifel
President of our subsidiary, American Petroleum Products Corp.
George L. Riggs, III
    Former Director and Chief Financial Officer
Michael S. Krome
    Currently a Director and General Counsel
Robert Nelson - no relation to Registrant prior to transaction.

The assets purchased include the right to the name, Triton Petroleum, all operations and assets, including any leases, or sub-leases.

Triton purchases used oil from various consolidators of used petroleum such as gear oil, machine oils, etc. that have never been burnt before. It then transports the un-combusted, but unrefined oils back to its reclamation facility for refining. After a very detailed reclamation process, all impurities and contaminants are extrapolated out of the oil, through Triton's centrifuge operation, thus leaving it with a valuable renewable petroleum base oil. This base oil can be blended with new crude and other chemical components and bottled in our Bedford Park, Illinois facility. Using the renewable oils from Triton Petroleum will drastically reduce American Petroleum Products Company's (APPC) cost of base oil by 35%, and management feels that the acquisition of the assets of Triton petroleum, making APPC its only customer, will be an advantage with respect to earnings.

APPC has purchased this kind of oil in the past from various supplies, including Triton Petroleum, but owning the supplier creates a vertical integrated supply chain and giving AMPE a price advantage over its competitors in this highly competitive commodity market.

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PLAN OF OPERATIONS

We were a startup, development stage Company prior to the acquisition of American Petroleum Products Company ("APPC") and did not realize any revenues from our business operations until that time. However at time of acquiring APPC its sales volume was at a point below its break even point and therefore was losing money. Management of the Company feels that APPC is operating at a small percentage of its capacity with its major constraint on increasing volume being that of financing raw materials for manufacturing and some other limited variable manufacturing costs. In addition, it is currently not generating profits of sufficient amount to support the other operations of the parent Company. Accordingly, we must raise money from sources other than the operations of this business. Our only other source of cash at this time is investments by others in our Company. We must raise cash to complete the acquisitions and stay in business.

In order to raise capital for operations of the parent Company and to complete the Oilmatic transaction, the Company entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible debenture for a total amount of $500,000 at 7% interest. The Note is convertible into shares of common stock at a conversion price of $0.85 per share, at the option of the Lender. At the same time the Company entered into with Cornell Capital Partners LP a total Standby Equity Distribution Agreement for up to $10,000,000 equity line. Pursuant to the Standby Equity Distribution Agreement we are to file a registration statement 180 days after execution.

We must also obtain additional financing to either purchase our operating assets or obtain working capital for leasing arrangements

To meet our need for cash, we are attempting to raise debt and equity financing to complete the acquisitions described in this document and fund the Company's on-going operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions, we will have to find alternate sources such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and can not raise it, we will either have to suspend operations until we do raise the cash or cease operations entirely

Limited Operating History.
The only historical financial information about our Company on which to base an evaluation of our performance is the last six months after the acquisition of APPC which was generating losses at the time of acquisition. We cannot guarantee we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund additional proposed acquisitions and our on-going operations.

<PAGE>

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to shareholders.

Liquidity, Capital Resources and Operations
Since the Company's inception, the Company has raised funds from officer/stockholder advances, from private sales of its common shares and approximately $500,000 from sale of borrowed stock contributed by the Company's promoters. This money has been utilized for start-up costs and operating capital.

In this regard, the Company's plan of operations for the next 12 months is to pursue profitable business acquisitions, and obtain financing to increase the sale volume of APPC. Product research and development is expected to be minimal during the period. Additionally, the Company does not expect any change in number of employees other than through acquisitions.

Results of Operations:
Three Months Ended June 30, 2005 v. Three Months Ended June 30, 2004

For the Quarter Ending June 30, 2005 v. June 30, 2004, the Company had $380,147 in sales, and cost of revenues and other expenses of $1,255,643, including

$735,000 in compensation expense related to the issuance of stock for services rendered. This is in comparison to $-0- in sales and cost of revenues and expenses of $102,317.

Six Months Ended June 30, 2005 v. Six Months Ended June 30, 2004

For the Six months ending June 30, 2005 v. June 30, 2004, the Company had $765,019 in sales, and cost of revenues and other expenses of $5,205,992, including $1,123,000 in compensation expense related to the issuance of stock for services rendered and $2,782,500 in financing expense related to the issuance of stock in relation to financing activities. This is in comparison to $-0- in sales and cost of revenues and expenses of $152,172.

Liquidity and Financial Resources:

During the six months ended June 30, 2005, net cash used by operating activities was $3,781,751. The Company incurred a net loss of $1,140,013 for the three months ended June 30, 2005; the company still has a net operating loss even if the stock compensation expense of $735,000 had not been incurred. Additionally at June 30, 2005, current liabilities and long-term liabilities exceed current assets by approximately $2,058,689; these factors raise substantial doubt about the Company's ability to continue as a going concern. The Company anticipates that in order to fulfill its plan of operation including payment of certain past liabilities of the company, it will need to seek financing from outside sources. The company is currently pursuing private debt and equity sources. It is the intention of the Company's management to also improve profitability by significantly reducing operating expenses and to increase revenues significantly, through growth and acquisitions. The Company is actively in discussion with one or more potential acquisition or merger candidates. There is no assurance that the company will be successful in raising the necessary funds nor there a guarantee that the Company can successfully execute any acquisition or merger transaction with any company or individual or if such transaction is effected, that the Company will be able to operate such company profitably or successfully.

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Administrative expenses for the three months ended June 30, 2005, including stock compensation expense were $1,230,980, resulting in losses from operations of $1,115,352. Included in these amounts are expenses for stock compensation of $735,000. The increases in the remainder of Administrative expensed are due to the start up of the operations due to increases in personnel, professional, professional fees, and a generally higher level of fixed administrative expenses. It is anticipated by the Registrant that General and Administrative costs will remain relatively the same, while Revenues and Gross profit will increase as a result of the business derived from APPC.

Inflation
The amounts presented in the financial statements do not provide for the effect of inflation on the Company's operations or its financial position. Amounts shown for machinery, equipment and leasehold improvements and for costs and expenses reflect historical cost and do not necessarily represent replacement cost. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Provision for Income Taxes
The company has determined that it will more likely than not use any tax net operating loss carry forward in the current tax year and has taken and therefore has a valuation amount equal to 100% of any asset.

Contingencies
Harris Bank
In conjunction with the Bank attempting to collect their debt against certain parties, the bank is requesting that the Company become a party to any forbearance as to collection of the debt, such as becoming a guarantor or buying life insurance for the original makers of the debt. The basis of their claims is that the company is using facilities that secure the original borrowings. It is the opinion of management and counsel of the company that there is no basis and claims or commitments since Alliance or the Company was not a borrower or a guarantor on the debt (management of Alliance are guarantors of the original debt). The Company has a tentative agreement to resolve al potential claims with the bank and is attempting to secure financing to purchase the operating assets being utilized in the operations at fair value.

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Compensation for Utilizing Operation Assets
No rent or compensation of any type has been paid to the entities that claim to have legal title to the operating assets of Alliance. Management has taken the position that since there was no contract or agreement to purchase or for the payment of rentals for these assets, therefore nothing is owed. The consolidated operations for the period since Alliance was acquired do not contain any provision for compensation for use of the facilities; The owner (and former president of the Company and major shareholder) of the entity that owns the real estate had previously had Alliance recorded $15,000 in rent a month with a corresponding increase to an amount payable to this entity; This is a contingency relating to the business combination that could potentially result in an adjustment of the purchase price of Alliance or additional charges to operations.

Amendment of Alliance Petroleum Products Company Agreement

On June 24, 2004 the Company amended the original agreement removing the contingencies contained in the original document, the most significant being of refinancing certain debt owed Harris Bank. As part of this amendment the document stated Alliance assumed assumes all payment obligations and all other agreements of Alliance to the Harris Bank, and all payment obligations and all other agreements of Alliance as set forth in the following four "Promissory Notes".:

- o Alliance is to pay $200,000 to Richard Stiefel after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company and a major shareholder. Richard Stiefel is an officer in Alliance and former shareholder, and currently is an officer/director/ shareholder of the Company. ----It is the position of the Company that since the funding from Cornell Capital Corporation was not completed and it is unlikely to be completed that there is no basis for this liability.
- o Alliance promises to pay American Group Financial, Inc. and/or Jesse Fuller $407,368.09 and any additional sums that AGF or Jessee Fuller owes to Harris Bank. Jessee Fuller is the owner of AGF, the former president of the Company, former director and still a major shareholder. The note accrues interest at 5% per annum. The note due December 1, 2004. Management of the Company's position is that there was not consideration for the note and that Alliance was never a party on any debt obligations to Harris Bank.
- o Alliance is to pay $200,000 to Virginia Gefvert after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company, and a major shareholder. Virginia Gefvert was a former shareholder of Alliance. It is the position of the Company that since the funding from Cornell Capital Corporation was not completed and it is unlikely to be completed that there is no basis for this liability.
- o Alliance is to pay $200,000 to American Group Financial, Inc. after all amounts have been paid to Jessee Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company, and a major shareholder. Virginia Gefvert was a former shareholder of Alliance. It is the position of the Company that since the funding from Cornell Capital Corporation was not completed and it is unlikely to be completed that there is no basis for this liability.

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Much of the information included in filing includes or is based upon estimates, projections or other "forward looking statements". Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other "forward-looking statements" involve various risks and uncertainties as outlined above. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward-looking statements".

Our common shares are considered speculative during our search for a new business opportunity. Prospective investors should consider carefully the risk factors set out below.

Government Regulation

To the best of our knowledge, we are not currently subject to direct federal, state or local regulation in the United States, other than regulations applicable to businesses generally.

Key personnel

All of our present officers or directors are key to our continuing operations, we rely upon the continued service and performance of these officers and directors, and our future success depends on the retention of these people, whose knowledge of our business and whose technical expertise would be difficult to replace. At this time, none of the officers or directors is bound by employment agreements, and as a result, any of them could leave with little or no prior notice.

If we are unable to hire and retain technical, sales and marketing and operations personnel, any business we acquire could be materially adversely affected. It is likely that we will have to hire a significant number of additional personnel in the future if we identify and complete the acquisition of a business opportunity, or if we enter into a business combination. Competition for qualified individuals is likely to be intense, and we may not be able to attract, assimilate, or retain additional highly qualified personnel in the future. The failure to attract, integrate, motivate and retain these employees could harm our business.

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Limited Operating History. Need for Additional Capital

There is limited financial information about our Company on which to base an evaluation of our performance. We were a development stage Company prior to the acquisition of APPC and have not generated any substantial revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund the proposed acquisitions and our on-going operations.

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to shareholders.

We have not conducted or received results of market research indicating that there is a demand for the acquisition of a business opportunity or business combination as contemplated by our company. Even if there is demand for the acquisition of a business opportunity or combination as contemplated, there is no assurance we will successfully complete such an acquisition or combination.

Regulation

Although we will be subject to regulation under the Securities Exchange Act of 1934, management believes that we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities. In the event that we engage in business combinations which result in us holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940, meaning that we would be required to register as an Investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to the status of our company under the Investment Company Act of 1940 and, consequently, any violation of such act would subject us to material adverse consequences.

Uncertain Ability to Manage Growth

Our ability to achieve any planned growth upon the acquisition of a suitable business opportunity or business combination will be dependent upon a number of factors including, but not limited to, our ability to hire, train and assimilate management and other employees and the adequacy of our financial resources. In addition, there can be no assurance that we will be able to manage successfully any business opportunity or business combination. Failure to manage anticipated growth effectively and efficiently could have a materially adverse effect on our business.

15

<PAGE>

"Penny Stock" Rules May Restrict the Market for the Company's Shares

Our common shares are subject to rules promulgated by the Securities and Exchange Commission relating to "penny stocks," which apply to companies whose shares are not traded on a national stock exchange or on the NASDAQ system, trade at less than $5.00 per share, or who do not meet certain other financial requirements specified by the Securities and Exchange Commission. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitable inquiries of investors, and provide investors with certain information concerning the risks of trading in the such penny stocks. These rules may discourage or restrict the ability of brokers to sell our common shares and may affect the secondary market for our common shares. These rules could also hamper our ability to raise funds in the primary market for our common shares.

Possible Volatility of Share Prices

Our common shares are currently publicly traded on the Over-the-Counter Bulletin Board service of the National Association of Securities Dealers, Inc. The trading price of our common shares has been subject to wide fluctuations. Trading prices of our common shares may fluctuate in response to a number of factors, many of which will be beyond our control. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with no current business operation. There can be no assurance that trading prices and price earnings ratios previously experienced by our common shares will be matched or maintained. These broad market and industry factors may adversely affect the market price of our common shares, regardless of our operating performance.

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for us and a diversion of management's attention and resources.

Indemnification of Directors, Officers and Others

Our by-laws contain provisions with respect to the indemnification of our officers and directors against all expenses (including, without limitation, attorneys' fees, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that the person is one of our officers or directors) incurred by an officer or director in defending any such proceeding to the maximum extent permitted by Nevada law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of our company under Nevada law or otherwise, we have been advised the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

<PAGE>

Anti-Takeover Provisions

We do not currently have a shareholder rights plan or any anti-takeover provisions in our By-laws. Without any anti-takeover provisions, there is no deterrent for a take-over of our company, which may result in a change in our management and directors.

Reports to Security Holders

Under the securities laws of Nevada, we are not required to deliver an annual report to our shareholders but we intend to send an annual report to our shareholders.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Item 3. Controls And Procedures

The registrant's new Principal executive financial officer, based on his evaluation of the registrant's disclosure controls and procedures (as defined in Rules 13a-14 (c) of the Securities Exchange Act of 1934) as of June 30, 2005 has concluded that the registrants' disclosure controls and procedures are adequate and effective to ensure that material information relating to the registrants and their consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, particularly during the period in which this quarterly report has been prepared.

The registrant's principal executive officers and principal financial officer have concluded that there were no significant changes in the registrant's internal controls or in other factors that could significantly affect these controls subsequent to June 30, 2005 the date of their most recent evaluation of such controls, and that there was no significant deficiencies or material weaknesses in the registrant's internal controls.

Part II. Other Information

Item 1. Legal Proceedings.

We know of no material, active or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceedings or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholders are an adverse party or have a material interest adverse to us.

<PAGE>

There is a threatened action by the Harris Bank of Chicago, Illinois with respect to a defaulted loan agreement. Harris Bank claims to have a lien on the equipment used by the Registrant in its operations. The Registrant has had contact with Harris Bank and is attempting to resolve the matter. The debt was reduced from an original indebtedness of $2.35 million to a final reduced amount of $1.4 million. Terms of the debt with Harris Bank of Chicago, Illinois include a four-year term of repayment, with interest at 6% on a 20 year amortization schedule, and a balloon payment at the end of the term. Upon the Company making a down payment, the terms of the transaction will be finalized. In addition, we have reached a tentative settlement with American Financial, the owner of the real property where our subsidiary conducts operations. Both transactions are waiting for the Company to make the initial payment to be executed and completed.

The Company received a letter, dated February 28, 2005, from the Attorney for Concentric Consumer Marketing, Inc., in connection with certain sums owed by American Petroleum Products Corporation ("APPC"), a wholly owned subsidiary of the Company, in the amount of $13,000 per month for the past four (4) months, for services. There is no way to determine at this time the validity of the claim, or any possible outcome or if the claim is material to the Company, or even if litigation will be commenced against the Company and/or APPC. The Company has reached a settlement with Concentric Consumer Marketing, Inc.

Item 2. Changes In Securities

None

Item 3. Defaults Upon Senior Securities

None

Item 4. Submission of Matters To A Vote Of Security Holders

None

Item 5. Other Information

On July 25, 205, we conducted a Rule 504, Regulating D offering of $1,000,000 worth of Convertible Debentures of our subsidiary American Petroleum Products Company ("APPC"), to accredited investors in the State of Texas. Pursuant to the Offering, APPC issued the convertible debentures, which were convertible into shares of common stock. As part of the Offering, APPC is to be merged into the Registrant. Upon conversion into shares and merger of APPC into the Registration the offering shares are issuable as shares of American Petroleum Group, Inc. A total of 2,500,000 shares of common stock were issued under the offering.

18

<PAGE>

Effective August 1, 2005, the following Director resigned from the Board of Directors and/or Principal Officers of the registrant.

James W. Zimbler	Director and Interim President
William Bossung	Director

The Directors resigning have stated in their resignation letters that their resignation does not in any way imply or infer that there is any dispute or disagreement relating to the Company's operations, policies or practices.

Each resigning Director has been provided a copy of his disclosure, no less that the day the Registrant is filing the disclosure with the Commission. Each Director will be given an opportunity to furnish the Registrant a letter or response, that he agrees with the statements made by the Registrant in this Section 5.02, and if not, stating the respects in which he does not agree.

The following individual has been appointed by to our Board of Directors, effective August 1, 2005:

Name	Age	Position
George Campbell	39	President and Chief Executive Officer
James Carroll	54	Director and Chief Accounting/Financial Officer

George Campbell, President and Chief Executive Officer
From 2001 until 2005 , Mr. Campbell was President of George Campbell Consulting, where he was responsible for the entire operation. From 2000 until 2001, Mr. Campbell was a Business Strategy Consultant for Scient Corp., where he was responsible for providing clients with business advice as it related to internet activities. From 1997 until 2000, Mr. Campbell was with Navistar International Transportation Corp., where he had a variety of positions, most recently Director of Strategic Planning for the Truck Group. He was responsible for leading the leadership of the Truck Group through processes of reorganization and strategy development.

Mr. Campbell comes to American Petroleum with a distinguished track record that includes over 13 years of management experience in both start-up and large company manufacturing. He spent 8 years with AlliedSignal and Navistar International as a finance and strategy leader, where he led multiple restructuring, cost, business development, and quality improvement efforts. Most recently, Mr. Campbell's background includes extensive experience as a consultant to both emerging growth and well established businesses the areas of cost competitiveness and quality improvement. Mr. Campbell has been a business consultant to both start ups and Fortune 1000 clients since 2000, with a focus on strategic restructurings and quality improvements. Prior to that, Mr. Campbell worked for both Navistar International and AlliedSignal in various finance and strategy positions. He has an MBA from the University of Michigan and a BA from the University of Wisconsin.

19

<PAGE>

James J. Carroll, 54, Chief Financial Officer
James J. Carroll was appointed our Chief Financial Officer in March, 2005 and was the founder of Kevney Consulting Group, Ltd (Kevney), and has been active in Kevney since 2001. Kevney provides diversified financial and management services to its clients, including merger and acquisition, reorganization and debt financing consulting and interim chief financial officer services. Mr. Carroll has over 30 years of financial experience, including 13 years in public accounting with 5 years as a partner with a regional public accounting firm. He also has over 15 years of experience in private industry, including positions as COO and CFO for various manufacturing and distribution companies.

Item 6. Exhibits

a. Exhibits:

- 3.1 Articles of Incorporation of the Registrant, as amended*
- 3.2 By-laws of the Registrant, as amended*
- 31.1 Section 302 Certification of Chief Executive Officer (1)
- 31.2 Section 302 Certification of Chief Accounting/Financial Officer (1)
- 32.1 Section 906 Certification of Chief Executive Officer (1)
- 32.2 Section 906 Certification Chief Accounting/Financial Officer (1)

* Previously filed as an exhibit to the Company's Form 10-SB filed on June 26, 2001
(1) Filed herewith

Signatures

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2005 American Petroleum Group, Inc.

--------/s/-------------
George Campbell, President and Chief Executive Officer

--------/s/-------------
James Carroll, Chief Financial Officer

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>10QSB/A
<SEQUENCE>1
<FILENAME>v029707_10qsb-a.txt
<TEXT>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-QSB/A

Quarterly Report Pursuant to Section 13 or 15(D) of The Securities Act of 1934

For the quarterly period ended: March 31, 2005

Commission file number: 000-49950

AMERICAN PETROLEUM GROUP, INC.
(Exact name of small business issuer as specified in its charter)

Nevada 93-0232018

(State or other jurisdiction of (IRS Employee Identification No.)
incorporation or organization)

1400 N. Gannon Drive, 2nd Floor, Hoffman Estates, IL 60194
(Address of principal executive offices)

(847) 805-0125 (Issuer's telephone number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes |X| No |_|

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Common Stock, $0.0001 par value	14,145,500
(Class)	(Outstanding as of November 14, 2005)

<PAGE>

AMERICAN PETROLEUM GROUP, INC.
FORM 10-QSB
March 31, 2005

INDEX

2

<PAGE>

PART I: FINANCIAL INFORMATION

AMERICAN PETROLEUM GROUP, INC.
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

MARCH 31, 2005

<PAGE>

TABLE OF CONTENTS

PAGE

CONSOLIDATED FINANCIAL STATEMENTS

<PAGE>
AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Interim Balance Sheets
March 31, 2005 and December 31, 2004

<TABLE>
<CAPTION>

<S>	(Unaudited) March 31, 2005 <C>	(Audited) December 31, 2004 <C>
ASSETS		
Current Assets		
Cash and cash equivalents	$ 139,705	$ 801
Trade accounts receivable, net of allowance of $22,700 for doubtful accounts	241,579	291,846
Advances to others	236,837	100,000
Acquisition deposits	12,500	--
Inventory	230,187	254,944
Total Current Assets	860,808	647,591
Equipment		
Equipment	6,068	6,068
Less accumulated depreciation	2,523	2,023
	3,545	4,045
TOTAL ASSETS	$ 864,353	$ 651,636
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities		
Book overdraft	$ --	$ 5,523
Trade accounts payable	490,929	629,825
Accrued interest	11,392	32,000
Accrued professional fees	--	45,000
Accrued expenses	10,497	11,187
Notes payable to stockholders	925,000	500,000
Loans payable to officers/stockholders	647,915	713,269
Total Current Liabilities	2,085,733	1,936,804

Commitments and Contingences (Notes B, F, G, I and K)

Stockholders' Equity (Deficit)

Preferred stock; 5,000,000 shares; 3,677,500 shares and 2,527,500 issued and outstanding in 2004 and 2003, respectively	36,775	25,275
Common stock, $0.001 par value; 100,000,000 shares authorized; 8,723,000 and 3,635,000 shares issued and outstanding in 2004 and 2003, respectively	8,723	3,740
Additional paid-in capital	15,416,783	11,523,435
Retained deficit	(16,683,661)	(12,837,618)
	(1,221,380)	(1,285,169)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 1,789,353	$ 1,151,636

</TABLE>

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Interim Statements of Operations
Three Month Periods Ended March 31, 2005 and 2004

	(Unaudited) March 31, 2005	(Unaudited) March 31, 2004
Net sales	$ 384,901	$-
Cost of goods sold	280,595	--
Gross Profit	104,306	--
Expenses		
Acquisition expense	--	10,000
Professional fees	72,647	33,715
Office expenses	37,340	350
Compensation expenses	690,000	--
Payroll and payroll taxes	266,433	--
Licenses and insurance	12,954	--
Outside sales	36,300	--
Rent and taxes	4,000	--
Repairs and maintenance	595	--
Utilities	9,735	--
Vehicles	693	--
Telephone	7,251	--
Plant equipment	2,743	--
Depreciation	500	--
Advertising and promotion	395	--
Travel and entertainment	16,146	3,977
Financing expense	2,782,500	
Other	5,106	1,783
Total Expenses	3,945,338	49,825
Loss Before Other Items	(3,841,032)	(49,825)
Other Income (Expense)		
Interest expense	(10,417)	--
Other income	5,406	--
Total Other Income (Expense)	(5,011)	--
NET LOSS	$(3,846,043)	$ (49,825)
Loss per share	$ (0.71)	$ (0.066)
Weighted average number of shares outstanding	5,401,000	750,000

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Interim Statements of Stockholders' Equity (Deficit)
Three Month Periods Ended March 31, 2005 and Year Ended December 31, 2004

<TABLE>
<CAPTION>

(Audited)	Preferred Stock Number	Preferred Stock Par Value	Common Stock Number	Common Stock Par Value	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Balance at December 31, 2003	--	$ --	1,415,000	$ 1,415	$ 9,328,595	$ (9,662,160)	$ (332,160)
Net loss	--	--	--	--	--	(3,175,458)	(3,175,458)
Stock shares issued	2,527,500	25,275	2,598,700	2,599	2,194,576	--	2,222,450
Retired common shares	--	--	(273,700)	(274)	274	--	--
(Audited)							
Balance at December 31, 2004	2,527,500	25,275	3,740,000	3,740	11,523,435	(12,837,618)	(1,285,168)
Net loss	--	--	--	--	--	(3,846,043)	(3,846,043)
Stock shares issued	1,150,000	11,500	4,983,000	4,983	3,893,348	--	3,909,831
(Unaudited) Balance at March 31, 2005	3,677,500	$ 36,775	8,723,000	$ 8,723	$ 15,416,783	$(16,683,661)	$ (1,221,380)

</TABLE>

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Interim Statements of Cash Flows
Three Month Periods Ended March 31, 2005 and 2004

<TABLE>
<CAPTION>

	(Unaudited) March 31, 2005	(Unaudited) March 31, 2004
<S>	<C>	<C>
Cash flows from operating activities:		
Net loss	$(3,846,043)	$ (49,825)
Compensation, consulting, financing and termination expenses in exchange for shares	3,472,500	--
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	500	--
(Increase) decrease in operating assets:		
Trade accounts receivable	50,267	--
Advances to others	(136,837)	--
Inventory	24,757	--
Acquisition deposits	(12,500)	(26,000)
Book overdraft	(5,523)	--
Increase (decrease) in operating liabilities:		
Trade accounts payable	(138,896)	23,347
Accrued expenses	(66,298)	--
Net cash used in operating activities	(658,073)	(52,478)
Cash flows from financing activities:		
Issuance of common stock	1,008	--
Increase in additional paid-in capital	424,823	18,000
Issuance of preferred stock	11,500	--
Proceeds from loans payable	359,646	--
Net cash provided by financing activities	796,977	18,000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	138,904	(34,478)
Cash and cash equivalents, beginning of period	801	35,432
Cash and cash equivalents, end of period	$ 139,705	$ 954

</TABLE>

The accompanying notes are an integral part of these consolidated financial statements.

F-5

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements
March 31, 2005
(Unaudited)

Note A - Company

The Board of Directors (the "Board") by unanimous written consent dated as of November 18, 2003, and certain stockholders (the "Majority Stockholders") owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of November 18, 2003, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of Nevada, changed the Company's name to "American Capital Alliance, Inc." from Prelude Ventures, Inc. The name of the Company was changed again on November 1, 2004 to American Petroleum Group, Inc. ("APG") by a vote of the security holders.

APG is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities. APG's current direction is in the manufacturing and distribution of petroleum and related products for the automotive industry. On July 1, 2004, APG acquired 100% of the outstanding stock of American Petroleum Products Company ("APPC"). The accompanying consolidated financial statements include the results of operations of APPC beginning on July 1, 2004. After the above acquisition, the Company is no longer considered a "development stage entity".

Note B - Continuance of Operations

The financial statements have been prepared using accounting principles generally accepted in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At March 31, 2005, the Company had accumulated losses of $16,683,661 since its inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. The Company is currently pursuing new debt and equity financing in conjunction with future acquisitions. Additionally, approximately $264,000 was raised during the quarter ended March 31, 2005 from loans payable to officers/stockholders (see Note I) whose proceeds were used for working capital needs, as well as a down payment toward the purchase of an option on one of the proposed acquisitions.

Note C - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of American Petroleum Group, Inc. and its wholly owned subsidiary, American Petroleum Products Company (the "Company") after elimination of significant intercompany transactions and accounts.

F-6

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
March 31, 2005
(Unaudited)

Note C - Summary of Significant Accounting Policies (Continued)

Revenue

Revenue is earned and recognized when the product title passes from the Company to the buyer. Depending on the terms of the shipping contract (FOB shipping point/FOB destination), revenue is recognized and earned when product is delivered and accepted by the buyer.

Trade Receivables

Concentration of credit risk with respect to receivables, which are unsecured are generally limited due to the wide variety of customers and markets using the Company's products, as well as their dispersion across many geographic areas. The Company maintains allowances for potential credit losses, and such losses have been minimal and within management's expectations. The allowance for doubtful accounts is estimated based on various factors including revenue, historical credit losses and current trends.

Inventory

Inventory consisted of primarily raw materials (oil, additives and packaging material) and is valued at the lower of cost or market applied on a first-in, first-out basis.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Depreciation

Depreciation of equipment is computed using the straight-line method for financial statements and income tax reporting purposes.

Advertising Costs

Advertising costs are expenses as incurred.

<PAGE>

Note C - Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109, "Accounting for Income Taxes". Under this method, deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax laws. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized (see Note D).

Basic Loss Per Share

The Company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share is not presented (see Note I). On August 25, 2004, the Company approved a one-for-twenty reverse stock split; all per share amounts have been retroactively adjusted.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturity of those instruments. At March 31, 2005 and December 31, 2004, the Company estimates that the fair value of its notes payable are not materially different from its financial statement carrying value, except for the liability for stock borrowings (see Note G).

New Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

Impairment of Long Lived Assets

The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. In the opinion of management, no such impairment existed at March 31, 2005. See Note F concerning impairment of goodwill.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
March 31, 2005
(Unaudited)

Note C - Summary of Significant Accounting Policies (Continued)

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

Note D - Income Taxes

Deferred Tax Assets

The Financial Accounting Standards Board issued Statement No. 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after March 15, 1992. FAS 109 requires the use of the asset and liability method of accounting for income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The following table summarizes the significant components of the Company's deferred tax assets:

<TABLE>
<CAPTION>

<S>	2005	2004
Gross deferred tax assets (non-capital loss carryforward)	$ 5,673,000	4,365,000
Valuation allowance for deferred tax asset	(5,673,000)	(4,365,000)
	$ --	$ --

</TABLE>

Income Taxes

No provision for income taxes has been provided in these consolidated financial statements due to the net loss. At March 31, 2005 and December 31, 2004, the Company has net operating loss carryforwards, which expire commencing in 2022, totaling approximately $16,650,000 and $12,800,000, respectively, the benefit of which has not been recorded in the financial statements due to the future uncertainty of the generations of earnings by the Company.

Note E - Non-Cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
March 31, 2005
(Unaudited)

Note E - Non-Cash Transactions (Continued)

The Company has recorded a termination expense in respect to the termination of its former President and has issued 200,000 common shares at $2.35 per share to satisfy the total liability which includes the termination expense, unpaid management fees and unpaid advances to the Company (see Note I).

During 2004, the Company entered into a business combination and acquired certain operating assets of APPC in exchange for Company stock (see Note F).

Note F - Business Combinations

Business Acquisition Cancelled

On April 1, 2003, the Company entered into an agreement to acquire

100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under Rule 144 of the Securities and Exchange Act and at a later date, issue an additional 5,000,000 common shares, restricted under Rule 144 of Securities and Exchange Act, subject to the Company paying not less than $1,000,000 in accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business is to provide servicing for the oil and gas industry.

The Company has determined that the transaction cannot be completed due to the inability to complete a comprehensive due diligence. Therefore, the shares previously outstanding were returned to the treasury of the Company on February 25, 2004.

"TSG" Acquisition

On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company was to pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition. The contractual amount of the option was never fully paid, however, amounts advanced for the option purchase and associated acquisition expenses resulted in an $185,000 charge to operations for the year ended December 31, 2003 and $10,000 for the year ended December 31, 2004.

<PAGE>

Note F - Business Combinations (Continued)

Motor Parts Waterhouse, Inc.

The Company issued 5,000,000 shares of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and pay $2,200,000. This MPW option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition.

Alliance Petroleum Products Company

On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company is to be issued to Worldlink International Network, Inc. upon 24 months from the above date. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose, if the Company did not arrange the funding within 150 days from the date of the execution of the Alliance Agreement. Since the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing. This was a material contingency to the transactions and as a result had to be resolved prior to recognition of a business combination. On June 24, 2004 (effective date July 1, 2004) the Company ("Prelude") then known as American Capital Alliance, Inc., ("AMAI") and Alliance Petroleum Products Company ("Alliance"), entered into an Amendment to the original Alliance Agreement, dated October 9. 2003 whereby all previous conditions and contingencies were deemed to have been completed or waived and the agreement amended as follows:

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Notes to Consolidated Financial Statements - Continued
March 31, 2005
(Unaudited)

Note F - Business Combinations (Continued)

Alliance Petroleum Products Company (Continued)

- 5,000,000 shares of AMAI voting capital stock are to be issued to the shareholders of Alliance in the same proportions as the first 5,000,000 shares were issued to them pursuant to the exchange of securities contemplated in the Agreement and Plan of Reorganization upon the execution of this Amendment. The exchange of securities also includes, 1,000,000 shares of preferred shares, with the necessary Certificate of Designation, to allow conversion at the rate of 1 share of preferred to ten (10) shares of common, and to permit the preferred shareholders to vote their shares, at any time after issuance, and after they have been converted, the shares be issued to the shareholders of American in the same proportions as the first 5,000,000 shares were issued to them pursuant to the Agreement and Plan of Reorganization.

- All the shares to the Alliance shareholders are no longer subject to a two year restriction prior to sale or transfer, but are now only subject to those transfer restrictions under Rule 144 of the Securities Laws.

- AMAI assumes all payment obligations and all other agreements of Alliance as set forth in the including four "Promissory Notes"; and AMAI assumes all payment obligations and all other agreements of Alliance to the Harris Bank. (See Note K)

The operations of Alliance have been consolidated with the results of AMAI since July 1, 2004.

The aggregate acquisition price was $856,200, which consisted of 1,107,500 of the Company's common stock valued at $0.54 and cash advances outstanding to Company at the time of consummation of the transactions. The value of the stock was determined based on the approximate average market price of the shares on August 11, 2004 (change in control date) and discounted for factors such a limited market for the stock.

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Note F - Business Combinations (Continued)

Alliance Petroleum Products Company (Continued)

Following is a condensed balance sheet showing the fair values of the assets acquired and the liabilities assumed as of the date of acquisition:

Current assets	$ 498,087
Property and equipment	3,068
Goodwill arising in the acquisition	822,262
	$ 1,323,417
Current liabilities	$ 341,642
Current maturities of long-term debt	125,575
Net assets acquired	856,200
	$ 1,323,417

The Company acquired only minimal property, plant and equipment in the transaction; Alliance does not have title to these production assets. Additionally, no expense has been recognized during the quarter ended March 31, 2005 for compensation for the use of the machinery and equipment to a corporation representing the predecessor operation to Alliance and to an entity that owned the real estate. The predecessor company was owned by the former officers of APPC who are also stockholders and directors of the Company; the real estate company is owed by the former president and a major stockholder of the Company; The assets of these entities secure obligations to Harris Bank as a result of certain transactions entered into by the predecessor company, the real estate company or their owners. A security interest had been entered into to as a result of these prior lending activities with appropriate lien filed and personal guarantee of the principals, some who are currently officers of the Company or Alliance. Harris

Bank has threatened foreclosure if the prior borrowers can not reach terms allowing the bank to forebear the defaults. (See Note K)

Goodwill (excess of purchase price over net assets acquired) of $822,262 arising in the above described acquisition had been recognized at the time of purchase. Subsequently, management determined that the goodwill value was totally impaired as APPC is operating on a negative cash flow basis and, therefore, the recoverability of the asset is uncertain and was fully written off in December 31, 2004.

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Note F - Business Combinations (Continued)

Pro Forma Information

On July 1, 2004, the company purchased 100% of the voting stock of APPC. Results of operations for APPC are included in the consolidated financial statements since that date. The acquisition was made for the purpose of the reasons as stated above. Following are pro forma amounts assuming that the acquisition was made on January 1, 2004:

Net sales	$ 1,487,007
Cost of good sold	1,217,846
Gross profit	269,161
Expenses	3,836,886
Net income (loss)	$(3,567,725)
Loss per share:	
Basic	$ 1.82

Note G - Notes Payable

The Company entered into a stock borrowing arrangement whereby several stockholder/officers of the Company transferred approximately 1,000,000 shares pre-split or 50,000 shares on a post split basis of common stock into an escrow account. The shares were subsequently sold with the proceeds of $500,000 being transferred to the Company. The Company is obligated to return the shares to the original holders by April 2005. If the Company had to repurchase its stock at March 31, 2005, it would be required to pay $38,000 to acquire the aggregate shares using a $0.76 approximate share price in order to replace such shares for the original contributors of the stock. The balance sheet as of December 31, 2003 was restated to record the $500,000 liability and reduce additional paid-in capital.

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Note G - Notes Payable (Continued)

Highgate House Funds, Ltd. Transaction

In order to raise capital for operations of the parent Company and to complete the Oilmatic transaction, the Company entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible Debenture for a total amount of $500,000 at 7% interest. The Note is convertible into shares of common stock at a conversion price of $0.85 per share, at the option of the Lender. At the same time the Company entered into with Cornell Capital Partners LP a total Standby Equity. Distribution Agreement for up to $10,000,000 equity line. As part of this transaction, the Company paid fees to Cornell Capital of 750,000 shares (of which 15,000 was given to Newbridge Securities as Placement Agent for the SEDA Agreement), plus a commitment fee and Structuring fee to Yorkville Advisors Management, LLC of a total of $75,000. In addition, as part of the Secured Debenture, Highgate House Funds, Ltd. was issued 3,100,000 shares of common stock as collateral by the Company. Upon payment, or conversion of the Convertible Debenture, these shares are to be returned to the Company and returned to treasury. The Lender will receive a total of 588,235 shares upon conversion of the convertible debenture into shares of the parent Company common stock. An additional 50,000 shares of common stock were issued as additional compensation for the Convertible Debenture. As of March 31, 2005, the Company had received $425,000 in advances against the Convertible debenture. A financing expense of $2,782,500 was charged to operations for this transaction.

Note H - Related Party Transactions

Payroll Services

The Company had its payroll processed though a "professional employer organization" owned by a publicly traded corporation that has common shareholders, directors and officers. For the quarter ended March 31, 2005, this company processed $261,329 of payroll, taxes and benefits, along with an administration fee of $15,700.

Expense Reimbursements

The Company reimburses Company officer/directors for travel, office and other expenses. In addition, certain officers make temporary advances.

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Note H - Related Party Transactions (Continued)

Due Alpha Advisors

A professional services agreement dated October 9, 2003 was entered into with Alpha Advisors, LLC for a term of one year and renewable for an additional year. Alpha Advisors LLC is an entity owned by stockholders/directors/officers of the Company. The fee for these services was the issuance of 1,000,000 shares of common stock of the Company upon execution of the agreements, $25,000 due at signing of the Tri-State Stores and Alliance Petroleum Group, Inc. agreements and $6,000 payable on the first of each month thereafter. In addition, a finder's fee of 10% of any new financing was to be paid on funds being committed. Accounts Payable includes $31,000 of such amounts due as of September 30, 2004. The Company and Alpha are currently in the process of converting the debt into equity based upon a discount of 80% from the market price.

Operating Assets

The operations of APPC are performed in a plant owned by the former President and current shareholder of the Company. The Company does not have a lease and is presently not paying rent for this property due to a dispute with the former President (see Notes F and K).

Note I - Related Party Loans Payable to Officers/Stockholders

	3/31/05 Amount	12/31/04 Amount
Rick Carter	$ 150,000	$ 6,000
Ron Shapps	--	200,000
Michael Cahr	100,000	100,000
Warren Field	50,000	50,000
New Century Capital Consultants, Inc.	50,000	50,000
Keystone Nittany Ventures	--	113,353
Former President	142,915	142,916
Malibu Management Company	--	16,000
Alliance Finance Network	85,000	35,000
Jeff Neimen	50,000	--
John Niestrom	20,000	--
Total	$ 647,915	$ 713,269

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Note I - Related Party Loans Payable to Officers/Stockholders (Continued)

New Century Capital Consultants, Inc.-Note Payable

The Company on March 16, 2004 entered into a convertible unsecured revolving promissory note agreement with New Century Capital Consultants, Inc. The lender is a stockholder in the Company via compensation it received (see Note H). The agreement allows for borrowings up to $500,000 of which $50,000 has been advanced currently. Interest accrues at the rate of 9% per annum payable along with the any outstanding principle balance on March 16, 2005, unless the note is in default. The lender may convert the principal amount and any accrued interest into common stock of the Company based upon a formula equal to 40% below the closing bid price of the stock starting after six months from execution of this agreement. Additionally, on a one time basis the lender upon written demand after the six months can require the Company to prepare and file a registration statement under the Securities and Exchange Act of 1933 for an offering of up to 1,000,000 shares. Also, the agreement allows for "piggyback registration" rights in that the Company must notify the lender and allow the lender to register its shares if the companies file such a registration statement. The agreement contains events of default such as bankruptcy, insolvency, defaults or rendering of judgments on indebtedness in excess of $75,000 on from any other lender. Additionally, the agreement contains certain covenants as prohibition of payment of dividends, retirements or redemptions of capital stock, or the transfer of material assets of the Company. Upon these acts of defaults, the entire amount of principal and interest is immediately due, and interest accrues at a rate of 15% per annum.

On October 18, 2004, the Company received notice from the lender that, in its opinion, the Company was in default on the arrangement as a result of distributions of to classes of equity holders and possibly transfer of material assets. The lender has made assertions about misappropriation of corporate funds. Management of the Company finds these assertions as unfounded and feel the Company is in compliance with the terms of the agreement.

Keystone Nittany Ventures, Malibu Management Company and Alliance Financial Network

Keystone Nittany Ventures, Inc. (Keystone) and Malibu Management Company (Malibu) are corporations owned by the President of the Company who is also a director and a major shareholder. Alliance Financial Network ("AFN") is a corporation owned by a Vice President of the Company who is also a director and shareholder. Keystone, Malibu and AFN have from time-to-time made advances to the Company. The loans are unsecured due on demand and call for interest of 8% per annum. During the quarter ended March 31, 2005, the outstanding loans were converted to equity in the Company.

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Note I - Related Party Loans Payable to Officers/Stockholders (Continued)

Former President

The amount recorded by the Company represents the estimated fair value of the liability of the amount assumed at the time of purchase of APPC. It appears that the liability represents funds advanced for working capital. The obligation is unsecured, as no terms for repayment, and non-interest bearing. As a result of other contingencies that of the purchase of AAPC the final settled amount of this liability could be significantly different from the present recorded amount.

Other Stockholders

Warren Field, Rick Carter, Michael Cahr and Ron Shapps are related to the Company by virtue of being stockholders. The loans payable are unsecured, due on demand, and accrue interest of 7% per annum. Certain notes have provisions including options to purchase additional common shares at $.01 per share. During the quarter ended March 31, 2005, the outstanding loans to Ron Shapps were converted to equity in the Company.

Note J - Stockholders' Equity

A consulting services agreement was entered into on October 9, 2003, with National Securities Corporation, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 12,500 shares post split of common stock of the Company.

A consulting services agreement was entered into on October 9, 2003, with New Century Consultants, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 50,000 shares post split of common stock of the Company.

A consulting agreement was entered into on October 10, 2003, with Commonwealth Partners NY, LLC for a term of three years. The fee for this service is the issuance of 10,000 free trading shares post split and 15,000 restricted shares post split of common stock of the Company.

On January 27, 2004, the Company entered into a manufacturing agreement with the shareholders of International Pit Crew Express, Inc. ("IPC"), a Texas corporation, to acquire the exclusive right to manufacture petroleum products for IPC's customers within the United States, including the United States convenience store industry. As consideration for these rights, the Company issued 75,000 shares post split of common stock on April 2, 2004 to the shareholders of IPC. Additionally, the Company is to provide one half of the funds necessary for the purchase of machinery, and all related parts, supplies, and installation costs.

Note J - Stockholders' Equity (Continued)

In conjunction with the change of control of the Company on August 11, 2004, 649,375 shares post split of common and 2,527,500 shares of preferred stock were issued to newly elected officers of the Company. The Company recognized the issuance as compensation expense of $1,516,500 for the year ended December 31, 2004. The value was based upon the closing price of the stock as quoted on the "electronic bulletin board market" on August 11, 2004. Series A Preferred Stock is convertible at a ratio of one share of Series A Preferred Stock to .5 shares of common stock. In addition, the Company entered into certain compensation agreements with these newly elected officers (see Note K).

Note K - Commitments and Contingencies

Compensation Agreements

In August 2004, the Company entered into a compensation agreement with Mr. William Bossung for the position of Vice President of Corporate Finance and a Director of the Company through December 2005 with a one year renewal. Compensation includes fees of $100,000 per annum and issuance of common and preferred stock.

In August 2004, the Company entered into a compensation agreement with Mr. Rick Carter for the position of Vice President through December 2005 with a one year renewal. Compensation includes fees of $80,000 per annum and issuance of common and preferred stock.

In August 2004, the Company entered into a compensation agreement with Mr. James W. Zimbler for the position of President and a Director of the Company through December 2005 with a one year renewal. Compensation includes fees of $144,000 per annum and issuance of common and preferred stock.

Effective January 1, 2005, the Company entered into a compensation agreement with Ronald Shapps for the position of Chairman of the Board of Directors through December 2005 with a one year renewal. Compensation includes fees of $144,000 and the issuance of common and preferred stock.

Note K - Commitments and Contingencies (Continued)

Harris Bank

In conjunction with the Harris Bank attempting to collect their debt against certain parties as indicated above in Note F, the bank is requesting that the Company become a party to any forbearance as to collection of the debt, such as becoming a guarantor or buying life insurance for the original makers of the debt. The basis of their claims is that the Company is using facilities that secure the original borrowings. It is the opinion of management and counsel of the Company that there is no basis and claims or commitments since

APPC or APG was not a borrower or a guarantor on the debt (management of Alliance are guarantors of the original debt based on their role as former shareholders/officers of Alliance before its acquisition by the Company). The Company entered into negotiations with the bank and is attempting to secure financing to purchase the operating assets being utilized in the operations at fair value. It is anticipated that an agreement will be signed by the end of the second fiscal quarter of 2005.

Compensation for Utilizing Operating Assets

As indicated in Note H, no rent or compensation of any type has been paid to the entities that claim to have legal title to the operating assets of APPC. Management has taken the position that since there was no contract or agreement to purchase or for the payment of rentals for these assets, therefore nothing is owed. The consolidated operations for the period since APPC was acquired do not contain any provision for compensation for use of the facilities. The owner (and former President of the Company and major shareholder) of the entity that owns the real estate is claiming a monthly rental amount of $15,000. This is a contingency relating to the business combination that could potentially result in an adjustment of the purchase price of APPC and additional charges to the Company's operations. The Company is in negotiations with the owner and anticipates that the dispute will be resolved and an agreement will be signed by the end of the second fiscal quarter of 2005.

Amendment of Alliance Petroleum Products Company Agreement

On June 24, 2004 the Company amended the original agreement removing the contingencies contained in the original document, the most significant being of refinancing certain debt owed Harris Bank (see Note F and above). As part of this amendment the original agreement stated APPC assumed all payment obligations and all other agreements of Alliance to the Harris Bank,; and all payment obligations and all other agreements of Alliance as set forth in the following four "Promissory Notes":

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Note K - Commitments and Contingencies (Continued)

Amendment of Alliance Petroleum Products Company Agreement (Continued)

- Alliance is to pay $200,000 to Richard Stiefel after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company and a major shareholder. Richard Stiefel is an officer in Alliance and former shareholder, and currently is an officer/director/ shareholder of the Company. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

- Alliance promises to pay American Group Financial, Inc. and/or Jesse Fuller $407,368 and any additional sums that AGF or Jesse Fuller owes to Harris Bank. Jesse Fuller is the owner of AGF, the former president of the Company, former director and still a major shareholder. The note accrues interest at 5% per annum. The note was due December 1, 2004. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

- Alliance is to pay $200,000 to Virginia Gefvert after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company, and a major shareholder. Virginia Gefvert was a former shareholder of Alliance. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

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Note K - Commitments and Contingencies (Continued)

Amendment of Alliance Petroleum Products Company Agreement (Continued)

- Alliance is to pay $200,000 to American Group Financial, Inc. after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company, and a major shareholder. Virginia Gefvert was a former shareholder of Alliance. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

Mining Lease

By a lease letter agreement effective March 9, 2001, and amended March 4, 2002 and September 4, 2002, the Company was granted the exclusive right to explore, develop and mine the Medicine Project property located in Elko County of the State of Nevada. The term of the lease was for 20 years, with automatic extensions so long as the conditions of the lease are met. During the year ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability.

Termination

During 2003, the Company agreed to issue 10,000 common shares post split to its former President for the settlement of management fees payable ($105,000), advances to the Company ($10,000) and termination expense ($355,000). The shares were valued at $2.35 per share, by prior consultants. These shares were issued to the former President and were accounted for as an addition to paid-in capital.

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Note K - Commitments and Contingencies (Continued)

Oilmatic Status - Subsequent Event

On December 3, 2004, the Registrant entered into a Letter of Intent, dated December 1, 2004, with Oilmatic Systems LLC of East Orange, New Jersey, whereby the Registrant would purchase Oilmatic Systems LLC and/Oilmatic International, Inc., for shares of common stock of the Registrant. Originally, it was anticipated that the transaction will close after the end of the first fiscal quarter of 2005. Subsequent to March 31, 2005, however, management no longer felt that the mutual goals of both parties were attainable and the transaction with Oilmatic was cancelled.

F-23

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ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or our behalf. We disclaim any obligation to update forward-looking statements.

OVERVIEW-

History and Organization

American Petroleum Group, Inc., formerly American Capital Alliance, Inc., formerly Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the State of Nevada on May 24, 2000. Prior to its acquisition of American Petroleum Products, Inc., formally Alliance Petroleum Products, Inc., the Company had limited business operations and was considered a development stage enterprise. The activities during that period principally have been limited to organizational matters, and examining business and financing opportunities for the Company.

Prior Business Matters and Failed Business Acquisitions.

On March 9, 2001, we acquired a 20-year mining lease from Steve Sutherland, the owner of 24 unpatented lode-mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. The lease was terminated. During the nine months ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability. Please see the Company's Schedule 14C Information Statement as filed with the Securities and Exchange Commission on February 13, 2004 and mailed or furnished to Shareholders on February 17, 2004, and incorporated herein by reference, for additional details on this matter.

On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under Rule 144 of the Securities Act of 1933 and at a later date, issue 5,000,000 common shares, restricted under Rule 144 subject to the Company paying not less than $1,000,000 accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business has to provide servicing for the oil and gas industry.

3

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The Company determined that the transaction could not be completed due to the inability to complete a comprehensive due diligence. The shares of common stock previously transferred in anticipation of the completion of the transaction were returned to the treasury of the Company and canceled.

"TSG" Acquisition

On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company was to pay 3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition and let the option lapse.

Motor Parts Waterhouse, Inc.

The Company issued 5,000,000 shares of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and pay $2,200,000. This MPW option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition and let the option lapse.

Completed Transactions

Alliance Petroleum Products Company

On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company is to be issued to Worldlink International Network, Inc. upon 24 months from the date hereof. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose if the Company did not arrange the funding within 150 days from the date of the execution of the Alliance Agreement. Since the expiration of the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing. This was a material contingency to the transactions and as a result has to be resolved prior to recognition of a business combination.

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On June 24, 2004 (effective date July 1, 2004) the Company ("Prelude") now known as American Petroleum Group, Inc., ("AMPE") and Alliance Petroleum Products Company ("Alliance"), entered into an Amendment to the original Alliance Agreement, dated October 9, 2003, whereby all previous conditions and contingencies were deemed to have been completed or waived and the agreement amended as follows (the number of shares indicates the amount prior to the reverse split of November 2004);

- 5,000,000 shares of AMAI voting capital stock are to be issued to the shareholders of Alliance in the same proportions as the first 5,000,000 shares were issued to them pursuant to the exchange of securities contemplated in the Agreement and Plan of Reorganization upon the execution of this Amendment. The exchange of securities also includes, 1,000,000 shares of preferred shares, with the necessary Certificate of Designation, to allow conversion at the rate of 1 share of preferred to ten (10) shares of common, and to permit the preferred shareholders to vote their shares, at any time after issuance, and after they have been converted, the shares be issued to the shareholders of American in the same proportions as the first 5,000,000 shares were issued to them pursuant to the Agreement and Plan of Reorganization.

- All the shares to the Alliance shareholders are no longer subject to a two-year restriction prior to sale or transfer, but are now only subject to those transfer restrictions under Rule 144 of the Securities Laws.

- AMAI assumes all payment obligations and all other agreements of Alliance as set forth in the including four "Promissory Notes"; and AMAI assumes all payment obligations and all other agreements of Alliance to the Harris Bank.

It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets. This is better described as the "threatened Litigation from Harris Bank" as set forth in Item 3. Litigation.

The operations of Alliance have been consolidated with the results of AMAI since July 1, 2004. American Petroleum Group, Inc. which was formerly American Capital Alliance, Inc. (the "Company") is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities.

The Company

The operations of Alliance have been consolidated with the results of AMAI since July 1, 2004. American Petroleum Group, Inc. which was formerly American Capital Alliance, Inc. (the "Company") is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities.

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The company, via its subsidiary (American Petroleum Products Company, or APPC), is in the manufacturing and distribution of petroleum and related products for the automotive industry. Specifically, APPC is in the business of blending, bottling, and distributing private label motor oil, transmission fluid, and related products for the automotive aftermarket. These products are sold, both direct and through distributors, to retail outlets that include oil change shops, automotive aftermarket chains, gas stations, department stores, and convenience stores. Although most products are sold in 12-quart cases, some products are sold in bulk. APPC sells to a wide variety of customers with a low dependence on any one customer (the largest customer makes up less than 10% of sales year to date).

In order to make finished motor oil, blenders and bottlers like APPC purchase base oils and blend them with V.I. Improver and/or Additive Packages to create motor oil, which is then sold either Bulk or Bottled. While there are several major companies with huge markets, this is a highly fragmented market, with many smaller players, especially in the private label market. Other major costs include bottles, caps, labels, corrugated, labor, and transportation costs.

The U.S. market for aftermarket motor oil is approximately $11.3B annually, making APPC a very small, regional player. Most retail outlets for motor oil carry a major brand and a lesser-known, lower-priced brand. APPC primarily competes with those other, lesser-known brands, which consist of other regional/national motor oil blenders and bottlers.

Given that the product is somewhat of a commodity, APPC competes largely by managing a competitive cost structure so that it can pass through competitive pricing and by carefully managing customer relationships. By giving our customers fair prices and providing excellent quality and service, APPC has maintained relatively long term relations with its customer base and has had success winning new customers.

Motor oil with for late model year automobiles normally utilize the latest formulae established by the American Petroleum Institute and the Society of Automotive Engineers. The "standard" for current model year automobiles is referred to as "SM," which recently replaced "SL." Only SM and SL motor oil can currently receive the API "starburst" certification seal, and APPC must annually renew its API license in order to use the "starburst" seal on its labels. Motor oil can also be made without the API starburst and sold as oil with technology prior to SM or SL. This API-certified oil must include what is referred to as "Group 2 Base Oils" as the foundation for the oil, as well as an additive package that includes the most recently approved chemical blend. APPC, like other motor oil blenders, must purchase Group 2 base oils from select, API-approved suppliers in order to make API-certified premium motor oil. APPC primarily purchases Group 2 base oils from Motiva (Port Arthur, Texas) and from Evergreen Oil (Irvine, California). Shortages of Group 2 base oils have caused price increases in recent months, but APPC has been able to pass these increases on to the customer.

Subsequent Transactions

Oilmatic Systems, LLC

On December 3, 2004, the Registrant entered into a Letter of Intent, dated December 1, 2004, with Oilmatic Systems LLC of East Orange, New Jersey, whereby the Registrant would purchase Oilmatic Systems LLC and/or Oilmatic International, Inc., for shares of common stock of the Registrant.

<PAGE>

As part of the transaction, Michael Allora, President of Oilmatic will assume, after the closing of the transaction, the position of President and Chief Operating Officer of American Petroleum as well as Oilmatic. Mr. Allora has extensive experience in the delivery of bulk liquids and related products to businesses, retail and wholesale, in the restaurant field.

Oilmatic is a food service distribution company that supplies a closed loop Bulk Cooking Oil Supply and Management system. Its patented state of the art handheld Dipstick(R) design dispenses and removes cooking oil with the

simple push of a button at the deep fryers. The system also consists of separate fresh oil and waste oil tanks. A key switch allows management to control unnecessary oil fills and disposals. This system completely eliminates the practice of employees manually removing hot used oil which significantly reduces slips, falls and burns, as well as the hard labor of unloading and retrieving heavy boxes of oil. Additionally, the system eliminates hazardous grease spills both inside and outside of the store that cause grease fires and grease trap build-ups that pollute our environment.

Effective May 20, 2005, Management no longer felt that the mutual goals of both parties were attainable and therefore the transaction with Oilmatic was cancelled between the Parties.

PLAN OF OPERATIONS

We were a startup, development stage Company prior to the acquisition of American Petroleum Products Company ("APPC") and did not realize any revenues from our business operations until that time. However at time of acquiring APPC its sales volume was at a point below its break even point and therefore was losing money. Management of the Company feels that APPC is operating at a small percentage of its capacity with its major constraint on increasing volume being that of financing raw materials for manufacturing and some other limited variable manufacturing costs. In addition, it is currently not generating profits of sufficient amount to support the other operations of the parent Company. Accordingly, we must raise money from sources other than the operations of this business. Our only other source of cash at this time is investments by others in our Company. We must continue to raise cash to complete future acquisitions and stay in business, including funding current operations.

In order to raise capital for operations of the parent Company and to complete the Oilmatic transaction, the Company entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible Debenture for a total amount of $500,000 at 7% interest and a Standby Equity Distribution Agreement for up to $10,000,000. The Note is convertible into shares of common stock at a conversion price of $0.35 per share, at the option of the Lender. At the same time the Company entered into with Cornell Capital Partners LP a total Standby Equity Distribution Agreement for up to $10,000,000 equity line. As part of this transaction, we paid fees to Cornell Capital of 750,000 shares (of which 15,000 was given to Newbridge Securities as Placement Agent for the SEDA Agreement), plus a commitment fee and Structuring fee to Yorkville Advisors Management, LLC of a total of $75,000. In addition, as part of the Secured Debenture, Highgate House Funds, Ltd. was issued 3,100,000 shares of common stock as collateral by the Company. Upon payment, or conversion of the Convertible Debenture, these shares are to be returned to the Company and returned to treasury. An additional 50,000 shares of commons tock was issued as part of its compensation for the Convertible Debenture.

<PAGE>

To meet our need for cash, we were investigating and attempting to raise debt and equity financing to complete the acquisition of Oilmatic (which is no longer active) as described in this document and fund the Company's on-going operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions, we will have to find alternate sources such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and can not raise it, we will either have to suspend operations until we do raise the cash or cease operations entirely.

For its current operations, the Company has sufficient cash and revenue to support only near term operations.

Limited Operating History.

The only historical financial information about our Company on which to base an evaluation of our performance is the last six months after the acquisition of APPC which was generating losses at the time of acquisition. We cannot guarantee we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund additional proposed acquisitions and our on-going operations.

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to shareholders.

Liquidity, Capital Resources and Operations

Since the Company's inception, the Company has raised funds from officer/stockholder advances, from private sales of its common shares and approximately $500,000 from sale of borrowed stock contributed by the Company's promoters. This money has been utilized for start-up costs and operating capital.

In this regard, the Company's plan of operations for the next 12 months is to pursue profitable business acquisitions, and obtain financing to increase the

sale volume of APPC. Product research and development is expected to be minimal during the period. Additionally, the Company does not expect any change in number of employees other than through acquisitions.

Results of Operations:

For the Quarter Ending March 31, 2005 vs. March 31, 2004 Until July 1, 2004, the commencement of the third fiscal quarter of the Company's fiscal year, the Company did not have an operating unit. Therefore, a comparison of sales to the previous year is not an accurate representation of the increase or decrease of the revenues, costs and sales of the Company. For the period ended March 31, 2005, the Company had $384,901 in sales, with the cost of revenues of $280,595 and other expenses, including financing expenses related to Cornell capital and Highgate House of $2,782,500 for a total expense of $3,945,338.

Liquidity and Financial Resources

During the three months ended March 31, 2005, net cash used by operating activities was $658,073. The Company incurred a net loss of $3,846,043 for the three months ended March 31, 2005; the company still has a net operating loss even if the stock compensation expense of $690,000 and financing expense of $2,782,500 did not occur. Additionally at March 31, 2005, current liabilities and long-term liabilities exceed current assets by approximately $1,221,380; these factors raise substantial doubt about the Company's ability to continue as a going concern. The Company anticipates that in order to fulfill its plan of operation including payment of certain past liabilities of the company, it will need to seek financing from outside sources. The company is currently pursuing private debt and equity sources. It is the intention of the Company's management to also improve profitability by significantly reducing operating expenses and to increase revenues significantly, through growth and acquisitions. The Company is actively in discussion with one or more potential acquisition or merger candidates. There is no assurance that the company will be successful in raising the necessary funds nor there a guarantee that the Company can successfully execute any acquisition or merger transaction with any company or individual or if such transaction is effected, that the Company will be able to operate such company profitably or successfully.

<PAGE>

Administrative expenses for the three months ended March 31, 2005, including stock compensation expenses and financing expenses were $3,945,338, resulting in losses from operations of $3,846,043. Included in these amounts are expenses for stock compensation and financing expense of $3,472,500. The increases in the remainder of Administrative expensed are due to the start up of the operations due to increases in personnel, professional, professional fees, and a generally higher level of fixed administrative expenses. It is anticipated by the Registrant that General and Administrative costs will remain relatively the same, while Revenues and Gross profit will increase as a result of the business derived from APPC.

Inflation

The amounts presented in the financial statements do not provide for the effect of inflation on the Company's operations or its financial position. Amounts shown for machinery, equipment and leasehold improvements and for costs and expenses reflect historical cost and do not necessarily represent replacement cost. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Provision for Income Taxes

The company has determined that it will more likely than not use any tax net operating loss carry forward in the current tax year and has taken and therefore has a valuation amount equal to 100% of any asset.

ITEM 3. CONTROLS AND PROCEDURES

We recently acquired American Petroleum Products Corp., our main operating entity, after taking control of the parent Company in September 2004. As such, the company is just developing and implementing systems of internal and disclosure controls. Within the ninety-day period preceding the filing of this report, our management evaluated the effectiveness of the design and operation of its disclosure controls and procedures (the "Disclosure Controls") as of the end of the period covered by this Form 10-QSB and (ii) any changes in internal controls over financial reporting that occurred during the last quarter of our fiscal year. This evaluation ("Controls Evaluation") was done under the supervision and with the participation of management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), who became CFO in September 2004, and the Controller, who became CFO in March 2005.

<PAGE>

Limitations on the Effectiveness of Controls

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected. We will conduct periodic evaluations of our internal controls to enhance, where necessary, our procedures and controls.

Conclusions

Based upon the Controls Evaluation, the CEO and CFO have concluded that the Disclosure Controls are effective in reaching a reasonable level of assurance that management is timely alerted to material information relating to the Company during the period when its periodic reports are being prepared. In accord with the U.S. Securities and Exchange Commission's requirements, the CEO and CFO conducted an evaluation of the Company's internal control over financial reporting (the "Internal Controls") to determine whether there have been any changes in Internal Controls that occurred during the quarter which have materially affected or which are reasonable likely to materially affect Internal Controls. Based on this evaluation, there have been no such changes in Internal Controls during the last quarter of the period covered by this report.

PART II: OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.

Other than described below, there are no past, pending or, to our knowledge, threatened litigation or administrative action which has or is expected by our management to have a material effect upon our business, financial condition or operations, including any litigation or action involving our officer, director or other key personnel.

There is a threatened action by the Harris Bank of Chicago, Illinois with respect to a defaulted loan agreement. Harris Bank claims to have a lien on the equipment used by the Registrant in its operations. The Registrant has had contact with Harris Bank and is attempting to resolve the matter. In the event that a resolution is not resolved in a manner satisfactory to the Registrant, it could result in the seizure of the equipment and have a material adverse effect on the operations of the Registrant. Recently, the Company has reached an oral agreement for the resolution of all claims between Harris Bank, the former control person of the Company and the Company, whereby the Company will be acquiring the real property and fixed assets involved in the dispute. This oral agreement is being reduced to a written agreement and if executed and completed, will resolve any issues outstanding. It is anticipated that the Agreements will be signed by all parties, and the transaction completed, by the end of the third fiscal quarter.

<PAGE>

The Company received a letter, dated February 28, 2005, from the Attorney for Concentric Consumer Marketing, Inc., in connection with certain sums owed by American Petroleum Products Corporation ("APPC"), a wholly owned subsidiary of the Company, in the amount of $13,000 per month for the past four (4) months, for services. There is no way to determine at this time the validity of the claim, or any possible outcome or if the claim is material to the Company, or even if litigation will be commenced against the Company and/or APPC. The Company has reached a settlement with Concentric Consumer Marketing, Inc., and expects to execute a Settlement Agreement shortly.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

We issued 75,000 shares of common stock, and 150,000 shares of Series A preferred stock, to Eliot Cole, Esq. as part of his compensation for accepting the position of a Director on January 2005.

We issued 500,000 shares of common stock, and 1,000,000 shares of Series A preferred stock, to Ronald Shapss as part of his compensation for accepting the position of Chairman of the Board of Directors, on February 15, 2005.

We issued shares in relation to the Highgate House Funds, Ltd. Convertible Debenture and the Standby Equity Distribution Agreement with Cornell Capital Partners LP, as follows:

Highgate House Funds, Ltd.	3,100,000 for collateral
Highgate House Funds, Ltd.	50,000 for compensation
Cornell Partners, LP	735,000 as compensation
Newbridge Securities Corporation	15,000 for compensation as Placement Agent for the SEDA Agreement

We issued 683,000 shares from the exercise of the options granted to Holders of certain promissory Notes issued by the Company. These creditors were entitled to purchase one shares (1) at a purchase price of one cent ($0.01) for each dollar lent to the company.

The use of the proceeds from the Highgate House Funds, Ltd., transaction was for general working capital, and to fund the Oilmatic Acquisition.

The use of proceeds from the exercise of the option shares is for general working capital of the Company.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

ITEM 5. OTHER INFORMATION.

None.

ITEM 6. EXHIBITS

(a) Exhibits

- 3.1 Articles of Incorporation of the Registrant*
- 3.2 By-laws of the Registrant*
- 31.1 Rule 13A-14(A)/15D-14(A) Certification for President/Chief Executive Officer
- 31.2 Rule 13A-14(A)/15D-14(A) Certification for Chief Financial Officers
- 32.1 Section 1350 Certification for President/Chief Executive Officer
- 32.2 Section 1350 Certification for President/Chief Financial Officer

----

* These documents are hereby incorporated by reference to Form SB-2, as amended, June 26, 2001, and subsequent filings.

11

<PAGE>

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2005

American Petroleum Group, Inc.

/s/ George Campbell

George Campbell,
President/Chief Executive Officer

/s/ James Carroll

James Carroll,
Chief Financial/Accounting Officer

12

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>10KSB/A
<SEQUENCE>1
<FILENAME>v029691_10ksba.txt
<TEXT>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSSION
WASHINGTON, D.C. 20549

FORM 10-KSB/A

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the fiscal year ending December 31, 2004

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the transition period from ________ to ________

Commission file number: 000-49950

AMERICAN PETROLEUM GROUP, INC.
(Name of small business issuer in its charter)

Nevada	98-0232018
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1400 N. Gannon Drive, 2nd Floor, Hoffman Estates, IL	60194
(Address of Principal executive offices)	(Zip Code)

Issuer's telephone number: (847) 805-0125

Securities registered under Section 12(b) of the "Exchange Act"

Common Share, Par Value, $.0001
(Title of each Class)

Securities registered under Section 12(g) of the Exchange Act: None

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part II of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

The issuer's revenues for its most recent fiscal year: $857,172

The aggregate market value of the voting and non-voting common equity held by non-affiliates based on the average bid and asked price of such common equity, as of March 29, 2005, was approximately $1,217,937.50.

The number of shares of Common Stock outstanding, as of November 14, 2005 was: 17,145,500

Transitional Small Business Disclosure Format (check one): Yes [_]; No [X]

<PAGE>

AMERICAN PETROLEUM GROUP, INC.
ANNUAL REPORT ON FORM 10-KSB

For Fiscal Year Ended December 31, 2004

INDEX

<PAGE>

American Petroleum Group, Inc.

Part I

Item 1. Description of Business

FORWARD LOOKING STATEMENTS

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on our behalf. We disclaim any obligation to update forward-looking statements.

OVERVIEW

History and Organization

American Petroleum Group, Inc., formerly American Capital Alliance, Inc., formerly Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the State of Nevada on May 24, 2000. Prior to its acquisition of American Petroleum Products, Inc., formally Alliance Petroleum Products, Inc., the Company had limited business operations and was considered a development stage enterprise. The activities during that period principally have been limited to organizational matters, and examining business and financing opportunities for the Company.

Prior Business Matters and Failed Business Acquisitions.

On March 9, 2001, we acquired a 20-year mining lease from Steve Sutherland, the owner of 24 unpatented lode-mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. The lease was terminated at some point

During the nine months ended December 31, 2003, management of the Company terminated the mining lease..As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability. Please see the Company's Schedule 14C Information Statement as filed with the Securities and Exchange Commission on February 13, 2004 and mailed or furnished to Shareholders on February 17, 2004, and incorporated herein by reference, for additional details on this matter.

On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under Rule 144 of the Securities Act of 1933 and at a later date, issue 5,000,000 common shares, restricted under Rule 144 subject to the Company paying not less than $1,000,000 accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business has to provide servicing for the oil and gas industry.

<PAGE>

The Company determined that the transaction could not be completed due to the inability to complete a comprehensive due diligence. The shares of common stock previously transferred in anticipation of the completion of the transaction were returned to the treasury of the Company and canceled.

"TSG" Acquisition

On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company was to pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition and let the option lapse.

Motor Parts Waterhouse, Inc.

The Company issued 5,000,000 shares of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and pay $2,200,000. This MPW option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition and let the option lapse.

Alliance Petroleum Products Company

On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of American (757,864 common shares). An additional 5,000,000 shares of common stock of the Company is to be issued to Worldlink International Network, Inc. upon 24 months from the date hereof. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose if the Company did not arrange the funding within 150 days from the date of the execution of the Alliance Agreement. Since the expiration of the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing. This was a material contingency to the transactions and as a result has to be resolved prior to recognition of a business combination. On June 24, 2004 (effective date July 1, 2004) the Company ("Prelude") now known as American Petroleum Group, Inc., ("AMPE") and Alliance Petroleum Products Company ("Alliance"), entered into an Amendment to the original Alliance Agreement, dated October 9, 2003 whereby all previous conditions and contingencies were deemed to have been completed or waived and the agreement amended as follows;

<PAGE>

- o 5,000,000 shares of AMAI voting capital stock are to be issued to the shareholders of Alliance in the same proportions as the first 5,000,000 shares were issued to them pursuant to the exchange of securities contemplated in the Agreement and Plan of Reorganization upon the execution of this Amendment. The exchange of securities also includes, 1,000,000 shares of preferred shares, with the necessary Certificate of Designation, to allow conversion at the rate of 1 share of preferred to ten (10) shares of common, and to permit the preferred shareholders to vote their shares, at any time after issuance, and after they have been converted, the shares be issued to the shareholders of American in the same proportions as the first 5,000,000 shares were issued to them pursuant to the Agreement and Plan of Reorganization.

- o All the shares to the Alliance shareholders are no longer subject to a two-year restriction prior to sale or transfer, but are now only subject to those transfer restrictions under Rule 144 of the Securities Laws.

- o AMAI assumes all payment obligations and all other agreements of Alliance as set forth in the including four "Promissory Notes"; and AMAI assumes all payment obligations and all other agreements of Alliance to the Harris Bank.

It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets. This is better described as the "threatened Litigation from Harris Bank" as set forth in Item 3. Litigation

THE COMPANY

The operations of Alliance (now known as American Petroleum Products Company) have been consolidated with the results of AMAI since July 1, 2004. American Petroleum Group, Inc. which was formerly American Capital Alliance, Inc. (the "Company") is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities.

The company, via its subsidiary (American Petroleum Products Company, or APPC), is in the manufacturing and distribution of petroleum and related products for the automotive industry. Specifically, APPC is in the business of blending, bottling, and distributing private label motor oil, transmission fluid, and related products for the automotive aftermarket. These products are sold, both direct and through distributors, to retail outlets that include oil change shops, automotive aftermarket chains, gas stations, department stores, and convenience stores. Although most products are sold in 12-quart cases, some products are sold in bulk. APPC sells to a wide variety of customers with a low dependence on any one customer (the largest customer makes up less than 10% of sales year to date).

In order to make finished motor oil, blenders and bottlers like APPC purchase base oils and blend them with V.I. Improver and/or Additive Packages to create motor oil, which is then sold either Bulk or Bottled. While there are several major companies with huge markets, this is a highly fragmented market, with many smaller players, especially in the private label market. Other major costs include bottles, caps, labels, corrugated, labor, and transportation costs.

<PAGE>

The U.S. market for aftermarket motor oil is approximately $11.3B annually, making APPC a very small, regional player. Most retail outlets for motor oil carry a major brand and a lesser-known, lower-priced brand. APPC primarily competes with those other, lesser-known brands, which consist of other regional/national motor oil blenders and bottlers.

Given that the product is somewhat of a commodity, APPC competes largely by managing a competitive cost structure so that it can pass through competitive pricing and by carefully managing customer relationships. By giving our customers fair prices and providing excellent quality and service, APPC has maintained relatively long term relations with its customer base and has had success winning new customers.

Motor oil with for late model year automobiles normally utilize the latest formulae established by the American Petroleum Institute and the Society of Automotive Engineers. The "standard" for current model year automobiles is referred to as "SM," which recently replaced "SL." Only SM and SL motor oil can currently receive the API "starburst" certification seal, and APPC must annually renew its API license in order to use the "starburst" seal on its labels. Motor oil can also be made without the API starburst and sold as oil with technology prior to SM or SL. This API-certified oil must include what is referred to as "Group 2 Base Oils" as the foundation for the oil, as well as an additive package that includes the most recently approved chemical blend. APPC, like other motor oil blenders, must purchase Group 2 base oils from select, API-approved suppliers in order to make API-certified premium motor oil. APPC primarily purchases Group 2 base oils from Motiva (Port Arthur, Texas) and from Evergreen Oil (Irvine, California). Shortages of Group 2 base oils have caused price increases in recent months, but APPC has been able to pass these increases on to the customer.

Subsequent Transactions

On December 3, 2004, the Registrant entered into a Letter of Intent, dated December 1, 2004, with Oilmatic Systems LLC of East Orange, New Jersey, whereby the Registrant would purchase Oilmatic Systems LLC and/or Oilmatic International, Inc., for shares of common stock of the Registrant.

As part of the transaction, Michael Allora, President of Oilmatic will assume, after the closing of the transaction, the position of President and Chief Operating Officer of American Petroleum as well as Oilmatic. Mr. Allora has extensive experience in the delivery of bulk liquids and related products to businesses, retail and wholesale, in the restaurant field.

Oilmatic is a food service distribution company that supplies a closed loop Bulk Cooking Oil Supply and Management system. Its patented state of the art handheld Dipstick(R) design dispenses and removes cooking oil with the simple push of a button at the deep fryers. The system also consists of separate fresh oil and waste oil tanks. A key switch allows management to control unnecessary oil fills and disposals. This system completely eliminates the practice of employees manually removing hot used oil which significantly reduces slips, falls and burns, as well as the hard labor of unloading and retrieving heavy boxes of oil. Additionally, the system eliminates hazardous grease spills both inside and outside of the store that cause grease fires and grease trap build-ups that pollute our environment.

<PAGE>

It is anticipated that the transaction will close after the end of the first fiscal quarter of 2005. While there can be no assurance the transaction will close, the Company is confident that the parties will execute definitive agreements as scheduled.

PLAN OF OPERATIONS

We were a startup, development stage Company prior to the acquisition of American Petroleum Products Company ("APPC") and did not realize any revenues from our business operations until that time. However at time of acquiring APPC its sales volume was at a point below its break even point and therefore was losing money. Management of the Company feels that APPC is operating at a small percentage of its capacity with its major constraint on increasing volume being that of financing raw materials for manufacturing and some other limited variable manufacturing costs. In addition, it is currently not generating profits of sufficient amount to support the other operations of the parent Company. Accordingly, we must raise money from sources other than the operations of this business. Our only other source of cash at this time is investments by others in our Company. We must raise cash to complete the acquisitions and stay in business.

In order to raise capital for operations of the parent Company and to complete the Oilmatic transaction, the Company entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible debenture for a total amount of $500,000 at 7% interest. The Note is convertible into shares of common stock at a conversion price of $0.85 per share, at the option of the Lender. At the same time the Company entered into with Cornell Capital Partners LP a total Standby Equity Distribution Agreement for up to $10,000,000 equity line.

We must also obtain additional financing to either purchase our operating assets or obtain working capital for leasing arrangements

To meet our need for cash, we are attempting to raise debt and equity financing to complete the acquisitions described in this document and fund the Company's on-going operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions, we will have to find alternate sources such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and can not raise it, we will either have to suspend operations until we do raise the cash or cease operations entirely

Limited Operating History.

The only historical financial information about our Company on which to base an evaluation of our performance is the last six months after the acquisition of APPC which was generating losses at the time of acquisition . We cannot guarantee we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund additional proposed acquisitions and our on-going operations.

<PAGE>

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to shareholders.

Liquidity, Capital Resources and Operations

Since the Company's inception, the Company has raised funds from officer/stockholder advances, from private sales of its common shares and approximately $500,000 from sale of borrowed stock contributed by the Company's promoters. This money has been utilized for start-up costs and operating capital.

In this regard, the Company's plan of operations for the next 12 months is to pursue profitable business acquisitions, and obtain financing to increase the sale volume of APPC. Product research and development is expected to be minimal during the period. Additionally, the Company does not expect any change in number of employees other than through acquisitions.

Results of Operations:

For the Year Ending December 31, 2004 vs. December 31, 2003

Until July 1, 2004, the commencement of the third fiscal quarter of the Company's fiscal year, the Company did not have an operating unit. Therefore, a comparison of sales to the previous year is not an accurate representation of the increase or decrease of the revenues, costs and sales of the Company. Subsequent to July 1, 2004, the Company had $857,172 in sales, with the cost of revenues of $732,722 and other expenses, including interest expense of $25,475 and impairment of Goodwill of $822,262 for a total expense of $3,299,908.

Liquidity and Financial Resources

During the twelve months ended December 31, 2004, net cash used by operating activities was $(614,767). The Company incurred a net loss of $3,175,458 for the twelve months ended December 31, 2004; the company still has a net operating loss even if the stock compensation expense of $1,523,200 and Goodwill Impairment expense of $822,262 did not occur. Additionally at December 31, 2004, current liabilities exceed current assets by approximately $1,289,200; these factors raise substantial doubt about the Company's ability to continue as a going concern. The Company anticipates that in order to fulfill its plan of operation including payment of certain past liabilities of the company, it will need to seek financing from outside sources. The company is currently pursuing private debt and equity sources. It is the intention of the Company's management to also improve profitability by significantly reducing operating expenses and to increase revenues significantly, through growth and acquisitions. The Company is actively in discussion with one or more potential acquisition or merger candidates. There is no assurance that the company will be successful in raising the necessary funds nor there a guarantee that the Company can successfully execute any acquisition or merger transaction with any company or individual or if such transaction is effected, that the Company will be able to operate such company profitably or successfully. As shown in the financial statements, the Company incurred a net loss of $3,175,458 during the year ended December 31, 2004 and has incurred substantial net losses for each of the past two years. At December 31, 2004, current liabilities exceed current assets by $1,289,200. These factors raise substantial doubt about the Company's ability to continue as a going concern. It is the intention of the Company's management to improve profitability by significantly reducing operating expenses and to increase revenues significantly, through growth and acquisitions. The ultimate success of these measures is not reasonably determinable at this time.

<PAGE>

Administrative expenses for the fiscal year ended December 31, 2004, including impairment losses and stock compensation expenses was $3,299,908 resulting in losses from operations of $3,175,458. Included in these amounts are expenses for stock compensation expense of $1,523,200. The increases in the remainder of Administrative expensed are due to the start up of the operations due to increases in personnel, professional, professional fees, and a generally higher level of fixed administrative expenses. It is anticipated by the Registrant that General and Administrative costs will remain relatively the same, while Revenues and Gross profit will increase as a result of the business derived from APPC.

Inflation

The amounts presented in the financial statements do not provide for the effect of inflation on the Company's operations or its financial position. Amounts shown for machinery, equipment and leasehold improvements and for costs and expenses reflect historical cost and do not necessarily represent replacement cost. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Provision for Income Taxes

The company has determined that it will more likely than not use any tax net operating loss carry forward in the current tax year and has taken and therefore has a valuation amount equal to 100% of any asset.

Employees:

As of December 31, 2004, we employed approximately 29 persons. None of our employees are covered by collective bargaining agreements. We believe that our relations with or employees are good.

Item 2. Description of Property

The Company currently occupies a sub-lease, for the administrative offices, located at 1400 North Gannon Drive, Hoffman Estates, Illinois (847-805-0125. We occupy approximately 700 square feet comprising three offices. Our rent is $1,000 per month. We have no lease and have an oral month-to-month agreement with the leaseholder of the office space, which is the former President of the Company. The space is adequate for the currently needs of the Company. If the month-to-month tenancy was to end, we would be able to move our operations without a significant disruption of operations.

The Company's wholly-owned subsidiary, American Petroleum Products, Inc., operates from a manufacturing and distribution facility located at 5841 W. 66th Street, Bedford Park, Il. The facility is comprised of approximately 36,000 sq. ft. The facility is sufficient for the needs of the wholly-owned subsidiary for the foreseeable future. The Company does not have a formal lease and is presently not paying rent for this property due to a dispute with the former President of the Company, who is also the owner of this property. We are attempting to reach a resolution with the former President and landlord of the property. If we are not able to successfully resolve the dispute, and are forced to vacate the facility, it will have a substantial material effect on the ability to operate the subsidiary. We have reached an agreement with respect to all claims related to the ;property wit the owner, which when executed, will result in the Company purchasing the property.

<PAGE>

Item 3. Legal Proceedings

Other than described below, there are no past, pending or, to our knowledge, threatened litigation or administrative action which has or is expected by our management to have a material effect upon our business, financial condition or operations, including any litigation or action involving our officer, director or other key personnel. There have been no changes in the company's accountants, or disagreements with its accountants since its inception.

There is a threatened action by the Harris Bank of Chicago, Illinois with respect to a defaulted loan agreement. Harris Bank claims to have a lien on the equipment used by the Registrant in its operations. The Registrant has had contact with Harris Bank and is attempting to resolve the matter. In the event that a resolution is not resolved in a manner satisfactory to the Registrant, it could result in the seizure of the equipment and have a material adverse effect on the operations of the Registrant. We have reached an agreement resolving all claims of Harris Bank, which when executed will result in the Company receiving clear title to all equipment in its plant.

The Company received a letter, dated February 28, 2005, from the Attorney for Concentric Consumer Marketing, Inc., in connection with certain sums owed by American Petroleum Products Corporation ("APPC"), a wholly owned subsidiary of the Company, in the amount of $13,000 per month for the past four (4) months, for services. There is no way to determine at this time the validity of the claim, or any possible outcome or if the claim is material to the Company, or even if litigation will be commenced against the Company and/or APPC.

Indemnification of Officers and Directors

At present we have not entered into individual indemnity agreements with our Officer or Director. However, our By-Laws and Certificate of Incorporation provide a blanket indemnification that we shall indemnify, to the fullest extent under Nevada law, our directors and officers against certain liabilities incurred with respect to their service in such capabilities. In addition, the Certificate of Incorporation provides that the personal liability of our directors and officers and our stockholders for monetary damages will be limited.

Item 4. Submission of Matters to a Vote of Security Holders

On February 15, 2005, the majority of shares entitled to vote approved certain actions as set forth in the Schedule 14C filed with the SEC on February 24, 2005, consisting of:

1. Electing and appointing the Board of Directors and Officers of American Petroleum Group, Inc.;

2. Ratified the appointment of Brown Smith Wallace LLC as our independent public accountants for the fiscal year ending December 31, 2003 and 2004;

3. Adoption of a Code of Ethics for the Executive Officers of American Petroleum Group, Inc., and

4. Approving the purchase of all interest in, all assets and stock of Oilmatic Systems, LLC ("Oilmatic Transaction" or "Transaction").

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Part II

Item 5. Market for Common Equity and Related Stockholder Matters

General:

We are authorized to issue 100,000,000 shares of Common Stock, at a par value $.0001 per share. As of March 29, 2005, the latest practicable date, there are 4,315,000 shares of common stock outstanding. The number of record holders of Common Stock as of December 31, 2004 is approximately 50.

Common Stock:

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive ratably such dividends when, as and if declared by the Board of Directors out of funds legally available therefore. In the event we have a liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock

Price Ranges of American Petroleum Group, Inc. Common Stock:

Market Information

The Company's Common Stock is traded on the NASD OTC Bulletin Board under the symbol "AMPE." It was previously traded under the symbol "AMAI" until October 29, 2004, "PLUD" until February 23, 2004, and "PLUV from September 12, 2002 until December 31, 2002.

There is currently a limited trading market for the Company's Common Stock with the price being very volatile. The following chart lists the high and low closing bid prices for shares of the Company's Common Stock for each month within the last fiscal year. These prices are between dealers and do not include retail markups, markdowns or other fee and commissions, and may not represent actual transactions.

Fiscal Year 2004:	High Bid	Low Bid	High Ask	Low Ask
January 2004	1.05	0.71	1.07	0.75
February 2004	0.81	0.37	0.85	0.41
March 2004	0.43	.022	.048	.025
April 2004	0.32	0.11	0.35	0.13
May 2004	0.17	0.05	0.18	0.06
June 2004	0.12	0.045	.015	0.032
July 2004	0.1	0.03	0.12	0.05
August 2004	0.13	0.025	0.15	0.032
September 2004	0.05	0.021	0.055	0.025
October 2004	0.06	0.025	0.07	0.029
November 2004 (1)	1.4	.01	5	.07
December 2004	1.1	0.55	2	0.9

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1 Taking into effect a reverse split of 20 to 1, effective November 2004

Fiscal Year 2005:	High Bid	Low Bid	High Ask	Low Ask
January 2005	0.92	0.65	1.12	0.75
February 2005	1.03	0.65	1.1	0.8

Liquidation:

In the event of a liquidation of the Company, all stockholders are entitled to a pro rata distribution after payment of any claims.

Dividend Policy:

The Company has never declared or paid cash dividends on its common stock and anticipates that all future earnings will be retained for development of its business. The payment of any future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, future earnings, capital requirements, the financial condition of the Company and general business conditions.

Stock Transfer Agent:

Effective March 1, 2005, our transfer agent and registrar of the Common Stock is Manhattan Transfer Registrar Co., P.O. Box 756. Miller Place, NY 11764, (631) 585-7341; fax (631) 580-7766.

Recent Sales of Unregistered Securities

The information concerning the recent sales of unregistered securities required by Item 5 is incorporated by reference to the information set forth in Item 12 "Certain Relationships and Related Transactions" set forth hereafter

Item 6. Management's Discussion and Analysis or Plan of Operation.

Forward-looking Information

Certain statements in this document are forward-looking in nature and relate to trends and events that may affect the Company's future financial position and operating results. The words "expect" "anticipate" and similar words or expressions are to identify forward-looking statements. These statements speak only as of the date of the document; those statements are based on current expectations, are inherently uncertain and should be viewed with caution. Actual results may differ materially from the forward-looking statements as a result of many factors, including changes in economic conditions and other unanticipated events and conditions. It is not possible to foresee or to identify all such factors. The Company makes no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date of this document that may affect the accuracy of any forward-looking statement.

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OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Item 7. Financial Statements

American Petroleum Group, Inc. and Subsidiaries

Index to Financial Statements

CONTENTS

Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

On November 16, 2004, the current Interim President of the Registrant in discussions with Amisano Hanson, became aware that the Registrant had not properly informed Amisano Hanson of its dismissal, and the Registrant had failed to comply with the notification provisions of Form 8-K for dismissal of the previous auditor and appointment of the new auditor. Accordingly, the current management, on November 16, 2004 notified its previous independent auditor, Amisano Hanson, Chartered Accountants, 750 West Pender Street, Suite 604, Vancouver Canada, V6C 2T7, 604-689-0188, that it was replaced as the Independent Auditor of the Registrant, by Brown Smith Wallace LLC. This action was previously approved by the Board of Directors on or about February 19, 2004.

Members of The Board of Directors and Officers of the Registrant have discussed these facts with Amisano Hanson, and have discussed the actions necessary to correct the problem.

The audit reports of, Amisano Hanson, Chartered Accountants, 750 West Pender Street, Suite 604, Vancouver Canada, V6C 2T7, 604-689-0188 on the Company's consolidated financial statements as of and for the fiscal years ended December 31, 2002 and 2001 did not contain an adverse opinion or a disclaimer of opinion, or modified as to audit scope or accounting principles, however the auditors qualified their report as to the uncertainty that the Company would continue as a going concern. During the period of their engagement, there were no disagreements between Amisano Hanson, and the Registrant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Amisano Hanson, would have caused them to make reference to the subject matter of the disagreement in connection with its reports on the Registrant's financial statements, other than the fee dispute that has arisen between the parties.

The Registrant has furnished Amisano Hanson with a copy of this report and has requested them to furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of the resignation letter is to be attached as Exhibit 16 to this Form 8-K.

<PAGE>

On February 19, 2004, the management of the Registrant engaged Brown Smith Wallace LLC, located at 1050 N. Lindbergh Blvd. St. Louis, MO 63132, Telephone 314.983.1200, as its independent auditors to audit its financial statements for the fiscal year ended December 31, 2003. The decision to retain Brown Smith Wallace LLC was approved by the Registrant's board of directors at that time. Prior to the engagement, Registrant did not consult with Brown Smith Wallace LLC regarding the application of accounting principles to a specified transaction, or the type of audit opinion that may be rendered with respect to the Registrant's financial statements, as well did not consult with Brown Smith Wallace LLC, as to the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the small business issuer's financial statements and either written or oral advice was provided that was an important factor considered by the small business issuer in reaching a decision as to the accounting, auditing or financial reporting issue.

Item 8a. Controls and Procedures

We recently acquired American Petroleum Products Corp., our main operating entity, after taking control of the parent Company in September 2004. As such, the company is just developing and implementing systems of internal and disclosure controls. Within the ninety-day period preceding the filing of this report, our management evaluated the effectiveness of the design and operation of its disclosure controls and procedures (the "Disclosure Controls") as of the end of the period covered by this Form 10-KSB and (ii) any changes in internal controls over financial reporting that occurred during the last quarter of our fiscal year. This evaluation ("Controls Evaluation") was done under the supervision and with the participation of management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), who became CFO in September 2004, and the Controller, who became CFO in March 2005.

Limitations on the Effectiveness of Controls

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected. We will conduct periodic evaluations of our internal controls to enhance, where necessary, our procedures and controls.

Conclusions

Based upon the Controls Evaluation, the CEO and CFO have concluded that the Disclosure Controls are effective in reaching a reasonable level of assurance that management is timely alerted to material information relating to the Company during the period when its periodic reports are being prepared. In accord with the U.S. Securities and Exchange Commission's requirements, the CEO and CFO conducted an evaluation of the Company's internal control over financial reporting (the "Internal Controls") to determine whether there have been any changes in Internal Controls that occurred during the quarter which have materially affected or which are reasonable likely to materially affect Internal Controls. Based on this evaluation, there have been no such changes in Internal Controls during the last quarter of the period covered by this report.

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Part III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act.

The following were elected to the Board of Directors, effective February 15, 2005:

Ron Shapss	58	Chairman of the Board
James W. Zimbler	39	Director and President
Richard Carter	36	Director and Vice-President
William Bossung	47	Director and VP of Corporate Finance
Michael S. Krome	43	Director and General Counsel
George L. Riggs, III	53	Director
Elliot Cole Esq.	71	Director
James Carroll	54	Chief Financial Officer

Ron Shapss, 58, Chairman of the Board
Mr. Shapss is the founder of Ronald Shapss Corporate Services, Inc., ("SCS") a company engaged in consolidating fragmented industries since 1992. RSCS was instrumental in facilitating the roll-up of several companies into such entities as U.S. Delivery, Inc., Consolidated Delivery & Logistics, Inc. Mr. Shapss was also the founder of Coach USA, Inc. A 1970 graduate of Brooklyn Law School, Mr. Shapss is a member of the New York bar.

James W. Zimbler, 39, Director and Interim President
Mr., Zimbler has been a principal of Alpha Advisors, LLC, since its inception in May 2002. Alpha is involved as a consultant in the mergers and acquisitions of public companies, and consulting for private companies that wish to access the public markets. Prior to becoming a founding member of Alpha, he was involved in consulting for capital raising, re-capitalization and mergers and acquisitions for various clients. Mr. Zimbler is one of the initial shareholders in Humana Trans Services Holding Corp. (OTCBB "HTSC"). Mr. Zimbler has recently focused his energies in the field of turnarounds of small emerging private and public companies.

Richard Carter, 36, Director and Vice-President
1998 - 2002 GunnAllen Financial, Senior Vice President
2002 - 2004 National Securities, Senior Vice President
Richard D. Carter joined American Petroleum Group, Inc. from the investment-banking field. Mr. Carter has been responsible for raising investment capital for 14 years. Mr. Carter's main focus will be spent on implementing financial systems and continued funding related to growth and acquisitions.

William Bossung, 47, Director and Vice President of Corporate Finance
Mr. Bossung has over 18 years of diversified financial experience. For approximately the last ten years Mr. Bossung has been President of Alliance Financial Network, Inc., which provides financial consulting for public and private companies. From early 1995 until mid 1997, Mr. Bossung was the Director of Corporate Finance for Chadmoore Wireless Group, Inc., which was subsequently acquired by Nextel.

<PAGE>

Michael S. Krome, Esq., 43, Director and General Counsel
Michael S. Krome was admitted to practice Law in the State of New York in February 1991, and in the United States District Court for the Eastern District of New York in June 1991 and Southern District of New York in November 1994. He has been a Director of Human Trans Services Holding Corp ("HTSC") since January 2004. Since 1991 he has practiced law as a sole practitioner with a General Practice. Since 2001 he has concentrated his practice in representing Public Corporations. He is a graduate of the State University of New York at Albany and graduated from the Benjamin N. Cardozo School of Law in June 1990. From February 1999 to November 1999, he was Vice President of Legal Affairs of Fortune Media, Inc., (now known as Wayne's Famous Phillies, Inc.). From April 2000 until January 2001, he was a Director and Counsel to Universal Media Holdings, Inc., know known as Genio Group, Inc.

George L. Riggs, III, C.P.A., 53, Director
George L. Riggs, III, C.P.A., was the founder and Managing partner of Riggs & Associates, LLP prior to joining the firm of Centerprise/Scillia Dowling & Natarelli (formerly Simione Scillia Larrow & Dowling LLC) as an audit and accounting principal. He left the firm in October 2002 to return to a solo practice. He has been a Director of Human Trans Services Holding Corp ("HTSC")

since July 2003. He specializes in public and privately held corporations, with significant experience in mergers and acquisitions, litigation support, and bankruptcy and reorganizations matters. He has over twenty-five years experience in public accounting, including 13 years as a partner at Deliotte & Touche, LLP. He spent ten years as the Professional Practice Director for the Hartford, New Haven and Waterbury offices. In this position, he was responsible for the review of all engagements to ascertain compliance with professional guidelines and technical consultations on all clients in the areas of accounting, auditing and securities. He is a graduate of the University of Hartford where he received the Regents Honor award for graduating first from the school of business administration. He also holds an MBA degree from the University of Connecticut with a specialization in finance. He received a certificate of merit from the Massachusetts Society of CPAs for passing the CPA exam at the first sitting. George has conducted many continuing education seminars for his prior firms and the Connecticut Society of CPAs as well as spoken to many professional groups on certain industry, technical and financing subjects. He holds CPA certificates in Connecticut and Vermont. He is a member of the American Institute of Certified Public Accountants, the Connecticut Society of Certified Public Accountants, and Institute of Management Accountants. Mr. Riggs resigned as CFO on March 17, 2005.

Elliot Cole, Esq., 71, Director
Partner, Patton Boggs LLP. Elliot Cole has practiced corporate law for 40-plus years, more than 30 of which he has been a partner at Patton Boggs LLP. He has been a Director of Human Trans Services Holding Corp (OTC BB "HTSC") since May 2004. His expertise is rooted in the representation of early-stage companies. As a counselor of startups through mezzanine and later-stage financing, Mr. Cole assists with bringing companies in a wide range of businesses along to maturity. His broad-based contacts with financiers and investors have provided capital and management assistance to a number of the firm's clients over the years. Mr. Cole has served on the boards of several business, community and social organizations. He has been a trustee of Boston University, his alma mater, for over 20 years, having served on its Investment Committee and Community Technology Fund.

<PAGE>

James J. Carroll, 54, Chief Financial Officer
James J. Carroll was the founder of Kevney Consulting Group, Ltd (Kevney). and has been active in Kevney since 2001. Kevney provides diversified financial and management services to its clients, including merger and acquisition, reorganization and debt financing consulting and interim chief financial officer services. Mr. Carroll has over 30 years of financial experience, including 13 years in public accounting with 5 years as a partner with a regional public accounting firm. He also has over 15 years of experience in private industry, including positions as COO and CFO for various manufacturing and distribution companies.

Item 10. Executive Compensation

For the fiscal year ended December 31, 2004, no Officer/Director has been compensated with salaries or other form of remuneration except as set forth below:

<TABLE>
<CAPTION>

Name	Capacities in Which Remuneration was Received	Period Ended	Cash Payment	Aggregate Restricted Share Remuneration
<S>	<C>	<C>	<C>	<C>
Ronald Shapss (1)	Chairman of the Board	December 31, 2004	- 0 -	- 0 -
James W. Zimbler	Interim President	December 31, 2004	$ 52,250	$600,000 (2)
Richard Carter	Vice-President	December 31, 2004	$ 51,100	$600,000 (2)
George L. Riggs, III (3)	Chief Financial Officer	December 31, 2004	$ 20,193	$ 90,000 (2)
Michael S. Krome, Esq.	General Counsel	December 31, 2004	$ 13,846	$ 90,000 (2)

</TABLE>

(1) Mr. Shapss was elected Chairman of the Board on February 15, 2005
(2) Based upon shares of restricted common stock of the Company, discounted
(3) Mr. Riggs resigned as CFO on March 17, 2005

Director Compensation:

Our directors receive no compensation for their services as director, at this time, other than what has already been paid by the issuance of shares of common stock.

Director and Officer Insurance:

The Company does not have directors and officers ("D & O") liability insurance at this time.

Item 11. Security Ownership of Certain Beneficial Owners and Management

The following table describes, as of the date of this offering, the beneficial ownership of our Common Stock by persons known to us to own more than 5% of such stock and the ownership of Common Stock by our directors, and by all officers and directors as a group.

Effective August 25, 2004, the control of the Registrant changed. This was due to appointment of the new Directors. In addition, the Registrant issued a controlling block of shares to the persons identified. These shares consisted of shares of common stock and shares of preferred stock Series A, that was convertible to common stock at a ratio of one share of preferred to 10 shares of common (subsequent to the reverse split the amount is .5 per share), with immediate voting rights as if they were converted to common stock. The shares were issued as part of compensation packages for the services to be rendered to the registrant. The series A preferred stock conversion ration is subject to adjustment of the same reverse split of the common stock of 20 to 1 that occurred in the fourth fiscal quarter.
Accordingly, the shares of the series A preferred stock is convertible into a total of 1,839,750 shares of common stock, and continues to have immediate voting rights equal to that conversion. A total of 4,315,000 are issued and outstanding as of March 29, 2005.

<PAGE>

	No. of Common	No. of Preferred(1)	% ownership(1)
Ronald Shapps(2)	500,000	1,000,000	11.5
James W. Zimbler (2)	500,000	1,000,000	11.5
Richard Carter (2)	535,000	1,000,000	12.3
George L. Riggs, III (2)	75,000	150,000	*
Michael S. Krome, Esq. (2)	75,000	150,000	*
Elliot Cole, Esq. (2)	75,000	150,000	*
Alpha Advisors, LLC (3)	113,750	227,500	*
Richard Steifel	290,000	--	6.7
Chris Hansen	222,500	--	5.1
Jesse Fuller	887,893	--	20.6
Officers and Directors (6 persons)	1,873,750	3,677,500	43.4% (4)

(1) Percentage of ownership includes conversion ration of preferred stock at a rate of one share of preferred stock to.5 shares of common stock. All holders of the preferred shares have elected to convert the Series A preferred shares to common stock. The additional shares of common stock have not yet been issued and are not reflected in the table

(2) Officer and/or Director of the Company.

(3) Alpha Advisors, LLC is controlled by James W. Zimbler,, George L. Riggs, and Michael S. Krome. When all of the ownership percentages are added, the control percentage for Alpha Advisors LLC is 17.6%, including the conversion of the preferred stock, if voted as a block.

(4) Officers and Directors own 41.7% of the issued common stock of the Company. Certain Officers and Directors also own an additional 3,677,500 shares of preferred stock, convertible into .5 shares of common stock each share of preferred, equaling 1,873,750 additional shares of common stock and having immediate voting rights. This give effective voting control over the Company.

Item 12. Certain Relationships and Related Transactions

Issuance of Stock:

We issued 75,000 shares of common stock, and 150,000 shares of Series A preferred stock, to Ronald Shapss as part of his compensation for accepting the position of Chairman of the Board of Directors, January 2005. We issued 500,000 shares of common stock, and 1,000,000 shares of Series A preferred stock, to Ronald Shapss as part of his compensation for accepting the position of Chairman of the Board of Directors, on February 15, 2005. We issued shares of the Company as set forth on the Form 8-K filed September 20, 2004, and incorporated by reference, in connection with the change of control of the Company

<PAGE>

Item 13. Exhibits
Index to Exhibits

SEC REFERENCE NUMBER	TITLE OF DOCUMENT
3.1	Articles of Incorporation of the Registrant, as amended (1)
3.2	By-laws of the Registrant, as amended (1)
99.1	Certification of President Officer pursuant to 18 U.S.C. Section 1350, as adopted, Pursuant to section 906 of the Sarbanes-Oxley act of 2002 (2)
99.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted, Pursuant to section 906 of the Sarbanes-Oxley act of 2002 (2)

----

(1) Previously filed as an exhibit to the Company's Form 10-SB filed on June 26, 2001, and subsequent filings
(2) Filed herewith

Reports on Form 8-K

A Current Report on Form 8-K, for Item 2, Changes in Control of Registrant was filed on July 9, 2004 regarding changes to the Board of Directors.

A Current Report on Form 8-K, for Item 5.01, Changes in Control of Registrant was filed on September 20, 2004 regarding changes to the Board of Directors.

A Current Report on Form 8-K, for Item 8.01, Other Events was filed on November 3, 2004, regarding the completion for a reverse split of the common stock and change of name of the Registrant.

A Current Report on Form 8-K, for Item 4.01, Changes in Registrant's Certifying Accountant, 4.02., Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review and 9.01., Financial Statements and Exhibits was filed on February 16, 2005

Item 14. Principal Accounting Fees and Services

During the fiscal year ended December 31, 2004, we paid a total of $_________ in audit, audit-related, tax or other fees paid for professional services rendered by the independent certified public accountant who audited the financial statements of the Nevada corporation that are filed herewith as those of the Company. See Item 7, "Financial Statements", above.

During the fiscal year ended December 31, 2004, the Registrant did not have an audit committee.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, American Petroleum Group, Inc. has duly caused this Report to be signed on behalf of the undersigned thereunto duly authorized on November 14, 2005.

AMERICAN PETROLEUM GROUP, INC.

By /s/ George Campbell

George Campbell, President and CEO

<PAGE>

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons in the capacities indicated and on March 31, 2005.

Signature	Title	Date
/s/ Ronald Shapss Ronald Shapss	Chairman	November 14, 2005
/s/ George Campbell George Campbell	CEO, President	November 14, 2005
/s/ James J. Carroll James J. Carroll	Chief Financial/Accounting Officer	November 14, 2005
/s/ Michael S. Krome Michael S. Krome	Director	November 14, 2005
/s/ Elliot Cole Elliot Cole	Director	November 14, 2005

<PAGE>

AMERICAN PETROLEUM GROUP, INC.
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

<PAGE>

TABLE OF CONTENTS

PAGE

<PAGE>

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
American Petroleum Group, Inc.
Chicago, Illinois

We have audited the accompanying consolidated balance sheets of American Petroleum Group, Inc. and subsidiary (FKA American Capital Alliance, Inc.) as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Petroleum Group, Inc. and subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the consolidated financial statements, the Company is dependent on its ability to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. These factors, along with other matters set forth in Note B, raise substantial doubt that the Company will be able to continue as a going concern. Management's plan regarding those matters is also described in Note B. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

In connection with a business combination the Company entered into as of July 1, 2004 as discussed in Note F, certain contingencies remain to be resolved as discussed in Note K in order to finalize this transaction.

March 23, 2005
St. Louis, Missouri

-1-

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Consolidated Balance Sheets
December 31, 2004 and 2003
(See Independent Auditors' Report)

		2004		2003
ASSETS				
Current Assets				
Cash and cash equivalents	$	801	$	35,432
Trade accounts receivable, net of allowance of $22,700				

for doubtful accounts	291,946	--
Advances to others	100,000	--
Acquisition deposits	--	200,200
Inventory	254,944	--
Total Current Assets	647,591	235,632
Equipment		
Equipment	6,068	--
Less accumulated depreciation	2,023	
	4,045	--
TOTAL ASSETS	$ 651,636	$ 235,632
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities		
Book overdraft	$ 5,523	$ --
Trade accounts payable	629,825	67,792
Accrued interest	32,000	--
Accrued professional fees	45,000	--
Accrued expenses	11,187	--
Notes payable to stockholders	500,000	--
Loans payable to officers/stockholders	713,269	--
Total Current Liabilities	1,936,804	67,792
Notes Payable to Stockholders	--	500,000
Commitments and Contingences (Notes B, F, G, I, K and L)		
Stockholders' Equity (Deficit)		
Preferred stock: 5,000,000 shares; 2,527,500 shares issued and outstanding	25,275	--
Common stock, $0.001 par value; 100,000,000 shares authorized; 3,740,000 and 1,415,000 shares issued and outstanding in 2004 and 2003, respectively	3,740	1,415
Additional paid-in capital	11,523,435	9,328,585
Retained (deficit)	(12,837,618)	(9,662,160)
	(1,285,168)	(332,160)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 651,636	$ 235,632

The accompanying notes are an integral part of these consolidated financialstatements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Consolidated Statements of Operations
Years ended December 31, 2004 and 2003
(See Independent Auditors' Report)

	2004	2003
NET SALES	$ 857,172	$ --
COST OF GOODS SOLD	732,722	--
GROSS PROFIT	124,450	--
EXPENSES		
Acquisition expense	10,000	196,200
Professional fees	145,293	133,067
Management fees	--	136,890
Office expenses	140,218	2,979
Compensation expenses	1,523,200	8,778,000
Termination expenses	--	355,000
Payroll and payroll taxes	390,152	--
Bad debts	22,700	--
Outside sales	83,707	--
Repairs and maintenance	14,293	--
Depreciation	2,023	--
Advertising and promotion	60,640	--
Other	69,099	--
TOTAL EXPENSES	2,461,325	9,602,136

	2004	2003
INCOME (LOSS) BEFORE OTHER ITEMS	(2,336,875)	(9,602,136)
OTHER INCOME (EXPENSE)		
Forgiveness of debt	--	32,442
Interest expense	(32,000)	--
Other expense	(806,583)	--
TOTAL OTHER INCOME (EXPENSE)	(838,583)	32,442
NET INCOME (LOSS)	$(3,175,459)	$(9,569,694)
Loss per share	$ 1.62	$ 11.31
Diluted loss per share	$ 1.62	$ --
Weighted average number of shares outstanding	1,965,414	845,795

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity (Deficit)
Years ended December 31, 2004 and 2003
(See Independent Auditors' Report)

<TABLE>
<CAPTION>

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total
	Number	Par Value	Number	Par Value			
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Balance at December 31, 2002	--	--	750,000	$ 750	$ 99,250	$ (92,466)	$ 7,534
Net loss	--	--	--	--	--	(9,569,694)	(9,569,694)
Stock shares issued	--	--	665,000	665	9,229,335	--	9,230,000
Balance at December 31, 2003	--	--	1,415,000	1,415	9,328,585	(9,662,160)	(332,160)
Net loss	--	--	--	--	--	(3,175,458)	(3,175,458)
Stock shares issued	2,527,500	25,275	2,598,700	2,599	2,194,576	--	2,222,450
Retired common shares	--	--	(273,700)	(274)	274	--	--
Balance at December 31, 2004	2,527,500	$ 25,275	3,740,000	$ 3,740	$11,523,435	$(12,837,618)	$ (1,285,168)

</TABLE>

The accompanying notes are an integral part of these .consolidated financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows
Years ended December 31, 2004 and 2003
(See Independent Auditors' Report)

<TABLE>
<CAPTION>

	2004	2003
<S>	<C>	<C>
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(3,175,458)	$(9,569,694)
Compensation, consulting and termination expenses in exchange for shares	1,523,200	9,248,000
Impairment of goodwill	803,615	--

Adjustments to reconcile net loss to net cash used in operating activities:		
Bad debts	22,700	--
Depreciation	2,023	--
(Increase) decrease in operating assets:		
Trade accounts receivable	(291,846)	--
Advances to others	(100,000)	--
Inventory	(254,944)	--
Acquisition deposits	200,200	(200,200)
Book overdraft	5,523	--
Prepaid expenses	--	400
Increase (decrease) in operating liabilities:		
Trade accounts payable	639,033	60,529
Accrued expenses	11,187	--
NET CASH USED IN OPERATING ACTIVITIES	(614,767)	(460,965)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisition of new subsidiary	(856,200)	--
Purchases of equipment	(3,068)	--
NET CASH USED IN INVESTING ACTIVITIES	(859,268)	--
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of common stock	2,325	--
Increase in additional paid-in capital	698,535	482,000
Issuance of preferred stock	25,275	--
Proceeds from loans payable	713,269	--
Loans payable	--	(10,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,439,404	472,000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(34,631)	11,035
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	35,432	24,397
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 801	$ 35,432

</TABLE>

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2004
(See Independent Auditors' Report)

NOTE A - COMPANY

The Board of Directors (the "Board") by unanimous written consent dated as of November 18, 2003, and certain stockholders (the "Majority Stockholders") owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of November 18, 2003, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of Nevada, changed the Company's name to "American Capital Alliance, Inc." from Prelude Ventures, Inc. The name of the Company was changed again on November 1, 2004 to American Petroleum Group, Inc. ("APG") by a vote of the security holders.

APG is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities. APG's current direction is in the manufacturing and distribution of petroleum and related products for the automotive industry. On July 1, 2004, APG acquired 100% of the outstanding stock of American Petroleum Products Company ("APPC"). The accompanying consolidated financial statements include the results of operations of APPC beginning on July 1, 2004. After the above acquisition, the Company is no longer considered a "development stage entity".

NOTE B - CONTINUANCE OF OPERATIONS

The financial statements have been prepared using accounting principles generally accepted in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At December 31, 2004, the Company had accumulated losses of $12,837,618 since its inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. The Company is currently pursuing new debt and equity financing in conjunction with future acquisitions. Additionally, approximately $713,000 was raised during the year ended December 31, 2004 from loans payable to officers/stockholders (see Note I) whose proceeds were used for working capital needs, as well as a down payment toward the purchase of an option on one of the proposed acquisitions.

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of American Petroleum Group, Inc. and its wholly owned subsidiary, American Petroleum Products Company (the "Company") after elimination of significant intercompany transactions and accounts.

<PAGE>

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE

Revenue is earned and recognized when the product title passes from the Company to the buyer. Depending on the terms of the shipping contract (FOB shipping point/FOB destination), revenue is recognized and earned when product is delivered and accepted by the buyer.

TRADE RECEIVABLES

Concentration of credit risk with respect to receivables, which are unsecured are generally limited due to the wide variety of customers and markets using the Company's products, as well as their dispersion across many geographic areas. The Company maintains allowances for potential credit losses, and such losses have been minimal and within management's expectations. The allowance for doubtful accounts is estimated based on various factors including revenue, historical credit losses and current trends.

INVENTORY

Inventory consisted of primarily raw materials (oil, additives and packaging material) and is valued at the lower of cost or market applied on a first-in, first-out basis.

USE OF ESTIMATES IN FINANCIAL STATEMENT PREPARATION

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

CASH AND CASH EQUIVALENTS

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

DEPRECIATION

Depreciation of equipment is computed using the straight-line method for financial statements and income tax reporting purposes.

ADVERTISING COSTS

Advertising costs are expenses as incurred. Total advertising costs charged to expense were $60,640 in 2004.

<PAGE>

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109, "Accounting for Income Taxes". Under this method, deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax laws. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized (see Note D).

BASIC LOSS PER SHARE

The Company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share is not presented (see Note I). On August 25, 2004, the Company approved a one-for-twenty reverse stock split; all per share amounts have been retroactively adjusted.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturity of those instruments. At December 31, 2004 and 2003, the Company estimates that the fair value of its notes payable are not materially different from its financial statement carrying value, except for the liability for stock borrowings (see Note G).

NEW ACCOUNTING PRONOUNCEMENTS

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

IMPAIRMENT OF LONG LIVED ASSETS

The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. In the opinion of management, no such impairment existed at December 31, 2004. See Note F concerning impairment of goodwill.

<PAGE>

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECLASSIFICATIONS

Certain prior period amounts have been reclassified to conform to the current year presentation.

NOTE D - INCOME TAXES

DEFERRED TAX ASSETS

The Financial Accounting Standards Board issued Statement No. 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after March 15, 1992. FAS 109 requires the use of the asset and liability method of accounting for income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The following table summarizes the significant components of the Company's deferred tax assets:

<TABLE>
<CAPTION>

	2004	2003
<S>	<C>	<C>

Gross deferred tax assets (non-capital loss carryforward)	$ 4,365,000	$ 3,284,000
Valuation allowance for deferred tax asset	(4,365,000)	(3,284,000)
	$	$

</TABLE>

INCOME TAXES

No provision for income taxes has been provided in these consolidated financial statements due to the net loss. At December 31, 2004, the Company has net operating loss carryforwards, which expire commencing in 2022, totaling approximately $12,800,000, the benefit of which has not been recorded in the financial statements due to the future uncertainty of the generations of earnings by the Company.

NOTE E - NON-CASH TRANSACTIONS

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement.

<PAGE>

NOTE E - NON-CASH TRANSACTIONS (CONTINUED)

The Company has recorded a termination expense in respect to the termination of its former President and has issued 200,000 common shares at $2.35 per share to satisfy the total liability which includes the termination expense, unpaid management fees and unpaid advances to the Company (see Note I).

During 2004, the Company entered into a business combination and acquired certain operating assets of APPC in exchange for Company stock (see Note F).

NOTE F - BUSINESS COMBINATIONS

BUSINESS ACQUISITION CANCELLED

On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under Rule 144 of the Securities and Exchange Act and at a later date, issue an additional 5,000,000 common shares, restricted under Rule 144 of Securities and Exchange Act, subject to the Company paying not less than $1,000,000 in accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business is to provide servicing for the oil and gas industry.

The Company has determined that the transaction cannot be completed due to the inability to complete a comprehensive due diligence. Therefore, the shares previously outstanding were returned to the treasury of the Company on February 25, 2004.

"TSG" ACQUISITION

On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company was to pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition. The contractual amount of the option was never fully paid, however, amounts advanced for the option purchase and associated acquisition expenses resulted in an $185,000 charge to operations for the year ended December 31, 2003 and $10,000 for the year ended December 31, 2004.

<PAGE>

NOTE F - BUSINESS COMBINATIONS (CONTINUED)

MOTOR PARTS WATERHOUSE, INC.

The Company issued 5,000,000 shares of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and pay $2,200,000. This MPW option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition.

ALLIANCE PETROLEUM PRODUCTS COMPANY

On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company is to be issued to Worldlink International Network, Inc. upon 24 months from the above date. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose, if the Company did not arrange the funding within 150 days from the date of the execution of the Alliance Agreement. Since the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing. This was a material contingency to the transactions and as a result had to be resolved prior to recognition of a business combination. On June 24, 2004 (effective date July 1, 2004) the Company ("Prelude") then known as American Capital Alliance, Inc., ("AMAI") and Alliance Petroleum Products Company ("Alliance"), entered into an Amendment to the original Alliance Agreement, dated October 9. 2003 whereby all previous conditions and contingencies were deemed to have been completed or waived and the agreement amended as follows:

<PAGE>

NOTE F - BUSINESS COMBINATIONS (CONTINUED)

ALLIANCE PETROLEUM PRODUCTS COMPANY (CONTINUED)

- 5,000,000 shares of AMAI voting capital stock are to be issued to the shareholders of Alliance in the same proportions as the first 5,000,000 shares were issued to them pursuant to the exchange of securities contemplated in the Agreement and Plan of Reorganization upon the execution of this Amendment. The exchange of securities also includes, 1,000,000 shares of preferred shares, with the necessary Certificate of Designation, to allow conversion at the rate of 1 share of preferred to ten (10) shares of common, and to permit the preferred shareholders to vote their shares, at any time after issuance, and after they have been converted, the shares be issued to the shareholders of American in the same proportions as the first 5,000,000 shares were issued to them pursuant to the Agreement and Plan of Reorganization.

- All the shares to the Alliance shareholders are no longer subject to a two year restriction prior to sale or transfer, but are now only subject to those transfer restrictions under Rule 144 of the Securities Laws.

- AMAI assumes all payment obligations and all other agreements of Alliance as set forth in the including four "Promissory Notes"; and AMAI assumes all payment obligations and all other agreements of Alliance to the Harris Bank. (See Note K)

The operations of Alliance have been consolidated with the results of AMAI since July 1, 2004.

The aggregate acquisition price was $856,200, which consisted of 1,107,500 of the Company's common stock valued at $0.54 and cash advances outstanding to Company at the time of consummation of the transactions. The value of the stock was determined based on the approximate average market price of the shares on August 11, 2004 (change in control date) and discounted for factors such a limited market for the stock.

-12-

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2004
(See Independent Auditors' Report)

NOTE F - BUSINESS COMBINATIONS (CONTINUED)

ALLIANCE PETROLEUM PRODUCTS COMPANY (CONTINUED)

Following is a condensed balance sheet showing the fair values of the assets acquired and the liabilities assumed as of the date of acquisition:

Current assets	$ 498,087
Property and equipment	3,068
Goodwill arising in the acquisition	822,262
	$1,323,417
Current liabilities	$ 341,642
Current maturities of long-term debt	125,575
Net assets acquired	856,200
	$1,323,417

The Company acquired only minimal property, plant and equipment in the transaction; Alliance does not have title to these production assets. Additionally, no expense has been recognized during the six months ended December 31, 2004 for compensation for the use of the machinery and equipment to a corporation representing the processor operation to Alliance and to an entity that owned the real estate. The processor company was owned by the former officers of APPC who are also stockholders and directors of the Company; the real estate company is owed by the former president and a major stockholder of the Company; The assets of these entities secure obligations to Harris Bank as a result of certain transactions entered into by the predecessor company, the real estate company or their owners. A security interest had been entered into to as a result of these prior lending activities with appropriate lien filed and personal guarantee of the principals, some who are currently officers of the Company or Alliance. Harris Bank has threatened foreclosure if the prior borrowers can not reach terms allowing the bank to forebear the defaults. (See Note K)

Goodwill (excess of purchase price over net assets acquired) of $822,262 arising in the above described acquisition had been recognized at the time of purchase. Subsequently, management determined that the goodwill value was totally impaired as APPC is operating on a negative cash flow basis and, therefore, the recoverability of the asset is uncertain and was fully written off in December 31, 2004.

-13-

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2004
(See Independent Auditors' Report)

NOTE F - BUSINESS COMBINATIONS (CONTINUED)

PRO FORMA INFORMATION

On July 1, 2004, the company purchased 100% of the voting stock of APPC. Results of operations for APPC are included in the consolidated financial statements since that date. The acquisition was made for the purpose of the reasons as stated above. Following are pro forma amounts assuming that the acquisition was made on January 1, 2004:

Net sales	$ 1,487,007
Cost of good sold	1,217,846
Gross profit	269,161
Expenses	3,836,886
Net income (loss)	(3,567,725)
Loss per share:	
Basic	$ 1.82

NOTE G - NOTES PAYABLE TO STOCKHOLDERS

The Company entered into a stock borrowing arrangement whereby several stockholder/officers of the Company transferred approximately 1,000,000 shares pre-split or 50,000 shares on a post split basis of common stock into an escrow account. The shares were subsequently sold with the proceeds of $500,000 being transferred to the Company. The Company is obligated to return the shares to the original holders by April 2005. If the Company had to repurchase its stock at December 31, 2004, it would be required to pay $51,500 to acquire the aggregate shares using a $1.03 approximate share price in order to replace such shares for the original contributors of the stock. The balance sheet as of December 31, 2003 was restated to record the $500,000 liability and reduce additional paid-in capital.

<PAGE>

NOTE H - RELATED PARTY TRANSACTIONS

PAYROLL SERVICES

The Company had its payroll processed though a "professional employer organization" owned by a publicly traded corporation that has common shareholders, directors and officers. This company processed $351,513 of payroll, taxes and benefits, along with an administration fee of $18,155. Included in accounts payable at December 31, 2004 is a balance due for these services of $113,858.

EXPENSE REIMBURSEMENTS

The Company reimburses Company officer/directors for travel, office and other expenses. In addition, certain officers make temporary advances. Accounts Payable includes $14,987 of advances of these types.

DUE ALPHA ADVISORS

A professional services agreement dated October 9, 2003 was entered into with Alpha Advisors, LLC for a term of one year and renewable for an additional year. Alpha Advisors LLC is an entity owned by stockholders/directors/officers of the Company. The fee for these services was the issuance of 1,000,000 shares of common stock of the Company upon execution of the agreements, $25,000 due at signing of the Tri-State Stores and Alliance Petroleum Group, Inc. agreements and $6,000 payable on the first of each month thereafter. In addition, a finder's fee of 10% of any new financing was to be paid on funds being committed. Accounts Payable includes $31,000 of such amounts due as of September 30, 2004. The Company and Alpha are currently in the process of converting the debt into equity based upon a discount of 80% from the market price.

OPERATING ASSETS

The operations of APPC are performed in a plant owned by the former President and current shareholder of the Company. The Company does not have a lease and is presently not paying rent for this property due to a dispute with the former President (see Note L).

<PAGE>

NOTE I - RELATED PARTY LOANS PAYABLE TO OFFICERS/STOCKHOLDERS

	2004 Amount
Rick Carter	$ 6,000
Ron Shapps	200,000
Michael Cahr	100,000
Warren Field	50,000
New Century Capital Consultants, Inc.	50,000
Keystone Nittany Ventures	113,353
Former President	142,916
Malibu Management Company	16,000
Alliance Finance Network	35,000
Total	$713,269

NEW CENTURY CAPITAL CONSULTANTS, INC.-NOTE PAYABLE

The Company on March 16, 2004 entered into a convertible unsecured revolving promissory note agreement with New Century Capital Consultants,

Inc. The lender is a stockholder in the Company via compensation it received (see Note H). The agreement allows for borrowings up to $500,000 of which $50,000 has been advanced currently. Interest accrues at the rate of 9% per annum payable along with the any outstanding principle balance on March 16, 2005, unless the note is in default. The lender may convert the principal amount and any accrued interest into common stock of the Company based upon a formula equal to 40% below the closing bid price of the stock starting after six months from execution of this agreement. Additionally, on a one time basis the lender upon written demand after the six months can require the Company to prepare and file a registration statement under the Securities and Exchange Act of 1933 for an offering of up to 1,000,000 shares. Also, the agreement allows for "piggyback registration" rights in that the Company must notify the lender and allow the lender to register its shares if the companies file such a registration statement. The agreement contains events of default such as bankruptcy, insolvency, defaults or rendering of judgments on indebtedness in excess of $75,000 on from any other lender. Additionally, the agreement contains certain covenants as prohibition of payment of dividends, retirements or redemptions of capital stock, or the transfer of material assets of the Company. Upon these acts of defaults, the entire amount of principal and interest is immediately due, and interest accrues at a rate of 15% per annum.

On October 18, 2004, the Company received notice from the lender that, in its opinion, the Company was in default on the arrangement as a result of distributions of to classes of equity holders and possibly transfer of material assets. The lender has made assertions about misappropriation of corporate funds. Management of the Company finds these assertions as unfounded and feel the Company is in compliance with the terms of the agreement.

<PAGE>

NOTE I - RELATED PARTY LOANS PAYABLE TO OFFICERS/STOCKHOLDERS (CONTINUED)

KEYSTONE NITTANY VENTURES, MALIBU MANAGEMENT COMPANY AND ALLIANCE FINANCIAL NETWORK

Keystone Nittany Ventures, Inc. (Keystone) and Malibu Management Company (Malibu) are corporations owned by the President of the Company who is also a director and a major shareholder. Alliance Financial Network ("AFN") is a corporation owned by a Vice President of the Company who is also a director and shareholder. Keystone, Malibu and AFN have from time-to-time made advances to the Company. The loans are unsecured due on demand and call for interest of 8% per annum.

FORMER PRESIDENT

The amount recorded by the Company represents the estimated fair value of the liability of the amount assumed at the time of purchase of APPC. It appears that the liability represents funds advanced for working capital. The obligation is unsecured, as no terms for repayment, and non-interest bearing. As a result of other contingencies that of the purchase of AAPC the final settled amount of this liability could be significantly different from the present recorded amount.

OTHER STOCKHOLDERS

Warren Field, Rick Carter, Michael Cahr and Ron Shapps are related to the Company by virtue of being stockholders. The loans payable are unsecured, due on demand, and accrue interest of 7% per annum. Certain notes have provisions including options to purchase additional common shares at $.01 per share.

NOTE J - STOCKHOLDERS' EQUITY

A consulting services agreement was entered into on October 9, 2003, with National Securities Corporation, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 12,500 shares post split of common stock of the Company.

A consulting services agreement was entered into on October 9, 2003, with New Century Consultants, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 50,000 shares post split of common stock of the Company.

A consulting agreement was entered into on October 10, 2003, with Commonwealth Partners NY, LLC for a term of three years. The fee for this service is the issuance of 10,000 free trading shares post split and 15,000 restricted shares post split of common stock of the Company.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2004
(See Independent Auditors' Report)

NOTE J - STOCKHOLDERS' EQUITY (CONTINUED)

On January 27, 2004, the Company entered into a manufacturing agreement with the shareholders of International Pit Crew Express, Inc. ("IPC"), a Texas corporation, to acquire the exclusive right to manufacture petroleum products for IPC's customers within the United States, including the United States convenience store industry. As consideration for these rights, the Company issued 700,000 shares post split of common stock on April 2, 2004 to the shareholders of IPC. Additionally, the Company is to provide one half of the funds necessary for the purchase of machinery, and all related parts, supplies, and installation costs.

In conjunction with the change of control of the Company on August 11, 2004, 649,375 shares post split of common and 2,527,500 shares of preferred stock were issued to newly elected officers of the Company. The Company recognized the issuance as compensation expense of $1,516,500 for the year ended December 31, 2004. The value was based upon the closing price of the stock as quoted on the "electronic bulletin board market" on August 11, 2004. Series A Preferred Stock is convertible at a ratio of one share of Series A Preferred Stock to .5 shares of common stock. In addition, the Company entered into certain compensation agreements with these newly elected officers (see Note K).

NOTE K - COMMITMENTS AND CONTINGENCIES

COMPENSATION AGREEMENTS

In August 2004, the Company entered into a compensation agreement with Mr. William Bossung for the position of Vice President of Corporate Finance and a Director of the Company through December 2005 with a one year renewal. Compensation includes fees of $100,000 per annum and issuance of common and preferred stock.

In August 2004, the Company entered into a compensation agreement with Mr. Rick Carter for the position of Vice President through December 2005 with a one year renewal. Compensation includes fees of $80,000 per annum and issuance of common and preferred stock.

In August 2004, the Company entered into a compensation agreement with Mr. James W. Zimbler for the position of President and a Director of the Company through December 2005 with a one year renewal. Compensation includes fees of $144,000 per annum and issuance of common and preferred stock.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - CONTINUED
December 31, 2004
(See Independent Auditors' Report)

NOTE K - COMMITMENTS AND CONTINGENCIES (CONTINUED)

COMPENSATION AGREEMENTS (CONTINUED)

Effective January 1, 2005, the Company entered into a compensation agreement with Ronald Shapps for the position of Chairman of the Board of Directors through December 2005 with a one year renewal. Compensation includes fees of $144,000 and the issuance of common and preferred stock.

HARRIS BANK

In conjunction with the Harris Bank attempting to collect their debt against certain parties as indicated above in Note F, the bank is requesting that the Company become a party to any forbearance as to collection of the debt, such as becoming a guarantor or buying life insurance for the original makers of the debt. The basis of their claims is that the Company is using facilities that secure the original borrowings. It is the opinion of management and counsel of the Company that there is no basis and claims or commitments since APPC or APG was not a borrower or a guarantor on the debt (management of Alliance are guarantors of the original debt based on their role as former shareholders/officers of Alliance before its acquisition by the Company). The Company entered into negotiations with the bank and is attempting to secure financing to purchase the operating assets being utilized in the operations at fair value.

COMPENSATION FOR UTILIZING OPERATING ASSETS

As indicated in Note H, no rent or compensation of any type has been paid to the entities that claim to have legal title to the operating assets of APPC. Management has taken the position that since there was no contract or agreement to purchase or for the payment of rentals for these assets, therefore nothing is owed. The consolidated operations for the period since APPC was acquired do not contain any provision for compensation for use of the facilities. The owner (and former President of the Company and major shareholder) of the entity that owns the real estate is claiming a monthly rental amount of $15,000. This is a contingency relating to the business combination that could potentially result in an adjustment of the purchase price of APPC and additional charges to the Company's operations.

AMENDMENT OF ALLIANCE PETROLEUM PRODUCTS COMPANY AGREEMENT

On June 24, 2004 the Company amended the original agreement removing the contingencies contained in the original document, the most significant being of refinancing certain debt owed Harris Bank (see Note F and above). As part of this amendment the original agreement stated APPC assumed all payment obligations and all other agreements of Alliance to the Harris Bank,; and all payment obligations and all other agreements of Alliance as set forth in the following four "Promissory Notes":

<PAGE>

NOTE K - COMMITMENTS AND CONTINGENCIES (CONTINUED)

- Alliance is to pay $200,000 to Richard Stiefel after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company and a major shareholder. Richard Stiefel is an officer in Alliance and former shareholder, and currently is an officer/director/ shareholder of the Company. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

- Alliance promises to pay American Group Financial, Inc. and/or Jesse Fuller $407,368.09 and any additional sums that AGF or Jesse Fuller owes to Harris Bank. Jesse Fuller is the owner of AGF, the former president of the Company, former director and still a major shareholder. The note accrues interest at 5% per annum. The note was due December 1, 2004. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

- Alliance is to pay $200,000 to Virginia Gefvert after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller). and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company, and a major shareholder. Virginia Gefvert was a former shareholder of Alliance. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

<PAGE>

NOTE K - COMMITMENTS AND CONTINGENCIES (CONTINUED)

AMENDMENT OF ALLIANCE PETROLEUM PRODUCTS COMPANY AGREEMENT (CONTINUED) o Alliance is to pay $200,000 to American Group Financial, Inc. after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company, and a major shareholder. Virginia Gefvert was a former shareholder of Alliance. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

MINING LEASE

By a lease letter agreement effective March 9, 2001, and amended March 4, 2002 and September 4, 2002, the Company was granted the exclusive right to explore, develop and mine the Medicine Project property located in Elko County of the State of Nevada. The term of the lease was for 20 years, with automatic extensions so long as the conditions of the lease are met. During the year ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability.

TERMINATION

During 2003, the Company agreed to issue 10,000 common shares post split to its former President for the settlement of management fees payable ($105,000), advances to the Company ($10,000) and termination expense ($355,000). The shares were valued at $2.35 per share, by prior consultants. These shares were issued to the former President and were accounted for as an addition to paid-in capital.

<PAGE>

NOTE L - SUBSEQUENT EVENTS

On December 3, 2004, the Registrant entered into a Letter of Intent, dated December 1, 2004, with Oilmatic Systems LLC of East Orange, New Jersey, whereby the Registrant would purchase Oilmatic Systems LLC and/Oilmatic International, Inc., for shares of common stock of the Registrant. It is anticipated that the transaction will close after the end of the first fiscal quarter of 2005. While there can be no assurance the transaction will close, the Company is confident that the parties will execute definitive agreements as scheduled. A total of $300,000 was advanced in anticipation of the transaction with Oilmatic Systems, LLC. The transaction was an arms-length transaction and was accounted for in the financial statements.

The Company entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible debenture for a total amount of $500,000 at 7% interest. The Note is convertible into shares of common stock at a conversion price of $0.85 per share, at the option of the Lender. At the same time, the Company entered into with Cornell Capital Partners LP a total Standby Equity Distribution Agreement for up to $10,000,000 equity line.

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>CORRESP
<SEQUENCE>1
<FILENAME>filename1.txt
<TEXT>

Michael S. Krome, Esq.
Attorney-at-Law
8 Teak Court
Lake Grove, New York 11755

Tel.: (631) 737-3381
Fax: (631) 737-8382
email: mskrome@optonline.net

Cheryl A. Krome
Ronald Krome
Legal Assistants

November 16, 2005

Ms. Jill S. Davis
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re: American Petroleum Group, Inc.
Form 10-KSB/A for Fiscal Year Ended December 31, 2004
Filed August 12, 2005
Response Letter Dated August 12, 2005
Form 10-QSB for Fiscal Quarter Ended June 30, 2005
Filed August 22, 2005
File No. 0-49950

Dear Ms. Davis:

With respect to the comments raised in your letter of October 4, 2005, please be advised that American Petroleum Group, Inc., has carefully reviewed each comment, and responds as follows.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

General

1. Many of our comments apply to more than one document (i.e. Forms 10-QSB for the fiscal quarter ended March 31, 2005 and June 30, 2005) or more than one section. To prevent the issuance of similar comments, please review all areas of corresponding disclosure in the various filings and make appropriate changes to all affected sections and documents. That will eliminate the need for us to issue repetitive or similar comments.

   We are reviewing all filings of American Petroleum Group, Inc. to ensure that they are consistent with the comments contained in your letter.

<PAGE>

Description of Business

Overview

2. We note your disclosure that you acquired a 20-year mining lease on March 9, 2001 and terminated the lease during the nine months ended December 31, 2003. You further state that in your opinion, "there will be no continuing liability," and refer the reader to the Schedule 14C filed with the Commission on February 13, 2004 "for additional details on this matter." As we are unable to locate the additional information you reference, please provide your basis for determining that you have no outstanding liability associated with this lease.

   We are not aware of any information pertaining to the Schedule 14C filed on February 13, 2004. We are attempting to determine and locate more information. However, we believe that the passage of time allows us to believe that there is no further liability to the Company. In addition, Lessor has allowed Laches to attach to any claim against the Company. However, an action can still be brought against the Company. However, we believe that any action would be defensible.

Alliance Petroleum Products Company

3. We note your disclosure that "The Company's current direction is in the manufacturing and distribution of petroleum and related products for the automotive industry." Please expand this disclosure to clearly

indicate the following, without limitation, as outlined in Item 101 of Regulation S-B:

- o Principal products or services and their markets;
- o Distribution methods of the products or services;
- o Competitive business conditions and your competitive position in the industry and methods of competition;
- o Sources and availability of raw materials and the names of principal suppliers; o Dependence on one or a few major customers; o Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration.

We have amended the filings, where appropriate as follows:

The Company

The company, via its subsidiary (American Petroleum Products Company, or APPC), is in the manufacturing and distribution of petroleum and related products for the automotive industry. Specifically, APPC is in the business of blending, bottling, and distributing private label motor oil, transmission fluid, and related products for the automotive aftermarket. These products are sold, both direct and through distributors, to retail outlets that include oil change shops, automotive aftermarket chains, gas stations, department stores, and convenience stores. Although most products are sold in 12-quart cases, some products are sold in bulk. APPC sells to a wide variety of customers with a low dependence on any one customer (the largest customer makes up less than 10% of sales year to date).

<PAGE>

In order to make finished motor oil, blenders and bottlers like APPC purchase base oils and blend them with V.I. Improver and/or Additive Packages to create motor oil, which is then sold either Bulk or Bottled. While there are several major companies with huge markets, this is a highly fragmented market, with many smaller players, especially in the private label market. Other major costs include bottles, caps, labels, corrugated, labor, and transportation costs.

The U.S. market for aftermarket motor oil is approximately $11.3B annually, making APPC a very small, regional player. Most retail outlets for motor oil carry a major brand and a lesser-known, lower-priced brand. APPC primarily competes with those other, lesser-known brands, which consist of other regional/national motor oil blenders and bottlers.

Given that the product is somewhat of a commodity, APPC competes largely by managing a competitive cost structure so that it can pass through competitive pricing and by carefully managing customer relationships. By giving our customers fair prices and providing excellent quality and service, APPC has maintained relatively long term relations with its customer base and has had success winning new customers.

Motor oil with for late model year automobiles normally utilize the latest formulae established by the American Petroleum Institute and the Society of Automotive Engineers. The "standard" for current model year automobiles is referred to as "SM," which recently replaced "SL." Only SM and SL motor oil can currently receive the API "starburst" certification seal, and APPC must annually renew its API license in order to use the "starburst" seal on its labels. Motor oil can also be made without the API starburst and sold as oil with technology prior to SM or SL. This API-certified oil must include what is referred to as "Group 2 Base Oils" as the foundation for the oil, as well as an additive package that includes the most recently approved chemical blend. APPC, like other motor oil blenders, must purchase Group 2 base oils from select, API-approved suppliers in order to make API-certified premium motor oil. APPC primarily purchases Group 2 base oils from Motiva (Port Arthur, Texas) and from Evergreen Oil (Irvine, California). Shortages of Group 2 base oils have caused price increases in recent months, but APPC has been able to pass these increases on to the customer.

<PAGE>

Subsequent Transactions

4. Please explain the accounting impact, if any, upon signing the Letter of Intent, dated December 1, 2004, with Oilmatic Systems, LLC.

We advanced a total of $300,000 in anticipation of the transaction with Oilmatic Systems, LLC. The transaction was an arms-length transaction and was accounted for in the financial statements. We have updated Note L to the financial statements and at year end December 31, 2004 there was no financial statement impact, other than as a subsequent event disclosure. The financial statements for the subsequent Form QSB for each quarter indicate the amount of advanced funds.

Plan of Operations

5. We note your reference to the acquisition of American Petroleum Products Company under this subtitle and your previous reference to the acquisition of Alliance Petroleum Products Company ("Alliance"). We further note that American Petroleum Products, Inc. was formerly known as Alliance Petroleum Products, Inc. Please revise your discussion of this acquisition throughout your filings to ensure consistency in your disclosure so as not to confuse the reader.

We have reviewed all filings and have updated Alliance to read American in the 10-KSB for the fiscal year ended December 31, 2004.

Results of Operations: For the Year Ending December 31, 2004 vs. December 31, 2003

---

6. Please reconcile your statement that Interest expense was $25,475 and impairment to Goodwill was $822,262 to your Consolidated Statements of Operations.

See the corrected Statements of Consolidated Cash Flows and Operations for the year ended December 31, 2004 and 2003. Total interest expense for the year ended December 31, 2004 is $32,000. The charge for the Goodwill impairment was $803,615 and is included in other expense of $906,583 in the statement of operations for the year ended December 31, 2004.

Liquidity and Financial Resources

7. Please reconcile the amount you disclose as Net cash used by operating activities of $1,441,080 to the amount presented in your Consolidated Statements of Cash Flows.

<PAGE>

Michael S. Krome, Esq.
Re: American Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
November 16, 2005
Page 5 of 13

The number should have read $(614,767) used in operations, and has been corrected and reported with the restated Consolidated Statement of Cash Flows for the year ended December 31, 2004 and 2003.

Description of Property

8. With respect to your manufacturing and distribution facility in Bedford Park, Illinois, we note that you do not have a formal lease and are not presently paying rent for this property "due to a dispute with the former President of the Company, who is also the owner of this property." Please tell us how you have considered the guidance in paragraph 8 of SFAS 5 regarding this loss contingency.

In accordance with paragraph 8 of SFAS 5, there is no accrual necessary. The Company did consider the potential liability, however, due to the fact that the liability could not be quantified and the likelihood of liability for the Company was remote, there was no need to record any accrual or disclose any amount. Subsequently, we have reached a resolution of this matter.

Legal Proceedings

9. Please tell us how you have accounted for the defaulted loan agreement between your subsidiary and Harris Bank of Chicago, Illinois, if applicable.

Our position is that we were and are still not a party to the original transaction. Based upon negotiations between Harris Bank, unrelated companies controlled by a former employee and a few of our current employees/officers of our wholly owned subsidiary, Harris Bank has conceded that we are not a party to this original transaction. We have reached an agreement to acquire the fixed assets and equipment from Harris Bank, which has now foreclosed on the unrelated parties.

Management's Discussion and Analysis or Plan of Operation

10. Please indicate whether or not you have any off-balance sheet arrangements, as required by Item 303(c) of Regulation S-B.

We have indicated that we have no Off-Balance Sheet Arrangements.

<PAGE>

Financial Statements

Report of Independent Registered Public Accounting Firm

11. Please have your auditors explain how the additional procedures they performed to change their opinion from qualified to unqualified did not require a dual dated audit report.

Our Auditor has advised us that no dual dating of the Audit report was deemed necessary or required, due to the fact that additional information was provided to them to clarify that the Company had NOT issued stock options, but in fact stock warrants were issued in conjunction with certain promissory notes. There was no substantial change to the originally issued financial statements for the year ended December 31, 2004 that occurred that required dual dating of the Audit opinion by the auditors'. The Company has recalculated and refiled the loss per share information for the years ended December 31, 2004 and 2003 based upon the corrected number of common stock equivalents outstanding, taking into account the stock warrants related to the issuance of certain promissory notes.

12. Please provide a detailed analysis of the relevant terms of each promissory note referenced in the teleconference held September 12, 2005 with us that resulted in the initial qualified opinion. In this regard, please address the accounting impact of each note on the financial statements for the fiscal year ended December 31, 2004 and any subsequent financial statements filed with the Commission, if applicable.

We issued notes which had an Interest Rate of eight (8%) percent per annum until the principal amount of the Note, together with all unpaid accrued interest, thereon, shall have been paid in full. In additional, each Payee was entitled to an option to purchase one share of common stock of the Maker, for each $1 of the amount contained herein. Said option shall have an exercise price of One Cent ($0.01) per share and shall be exercisable on any date after (a) the completion of the proposed reverse split of the common stock of the Maker in the amount of 20 to 1; and (b) sixty days from the date of this Note. Despite being referred to as an option in the Notes, the Payees were in fact granted a warrant to purchase shares, not an option.

There is no accounting impact to the Company, other than the warrants are considered a common stock equivalent and are reflected in the revised EPS calculation for the year ended December 31, 2004.

<PAGE>

Consolidated Statements of Operations

13. It appears from your disclosures that you have not included depreciation relating to property, plant and equipment in your determination of Gross Profit. Please revise your calculation to include all costs and expenses associated directly with or allocated to your products sold. These costs and expenses should include inventoriable costs of assets incident to or necessary for production of your product, including applicable depreciation, depletion and amortization. Refer to SAB Topic 11:B. In addition, revise any discussion throughout your filing of Gross Profit, as appropriate.

The vast majority of the equipment covered is not owned by the Company as of December 31, 2004. Therefore no depreciation expense has been recorded in the financial statements. The Company will revise its footnote disclosures to indicate as such. In the third quarter, we have reached an agreement to pay Harris Bank a total of $1,400,000 to receive clear title to the equipment. If the Company had owned the equipment during the fiscal year ended December 31, 2004, the financial impact would have been the recording of a depreciation charge of approximately $140,000.

14. We are unable to recalculate the amount you present as loss per share for the fiscal year ended December 31, 2003. Please provide a reconciliation of the $1.14 loss per share.

The amount should have been ($11.31) per share (loss per common share) and the statements of operations for the year ended December 31, 2003 was revised accordingly.

Consolidated Statements of Cash Flows

15. Please confirm that the amount shown as an investing outflow under Acquisition of new subsidiary represents cash paid. In this regard, we note your disclosure within Note F that "The aggregate acquisition price was $856,200, which consisted of 1,107,500 of the Company's common stock valued at $0.54 and cash advances outstanding to Company at the time of consummation of the transactions."

The amount indicated is correct. It consists of $598,050 in stock expense and $256,150 in cash advanced for a total of $856,200.

16. Please reconcile amounts shown as financing cash inflows under Issuance of common stock, totaling $44,400, and Increase in additional paid-in capital, totaling $629,575 and $482,000, to the Consolidated Statements of Stockholders' Equity (Deficit) for each period presented.

<PAGE>

Michael S. Krome, Esq.
Re: American Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
November 16, 2005
Page 8 of 13

We have corrected the Consolidated Statement of Cash Flows for the year ended December 31, 2004. The amounts now reconcile to the Consolidated Statements of Stockholders' Equity (Deficits) for the year ended December 31, 2004.

See corrected the Consolidated Statement of Cash Flows for the years ended December 31, 2004 and 2003. The amounts on the consolidated cash flow statements under financing activities now reconcile to the changes in stockholders equity for the applicable accounting periods.

Note C - Summary of Significant Accounting Policies

Revenue

17. Please compare and contrast your revenue recognition accounting policy with the guidance in SAB Topic 13. Additionally expand you accounting policy disclosure to clearly state how the criteria identified in SAB Topic 13 are not based on the specific terms of the transactions that generate revenue under your current state of operations.

Revenue is earned and recognized when the product title passes from the company to the buyer. Depending on the shipping contract (FOB shipping point / FOB destination), revenue is recognized and earned when the product is delivered and accepted by the buyer. The Company will revise its footnote disclosures to indicate such.

Note F - Business Combinations

18. With respect to the transaction with Pascal Energy, Inc. on April 1, 2003, please explain the accounting impact associated with the issuance of 5,000,000 common shares and the subsequent return of those shares to the treasury on your Consolidated Statements of Stockholders' Equity (Deficit).

The shares with respect to Pascal Energy, Inc., were issued in fiscal year 2003 and cancelled and returned to treasury in fiscal year 2004. There was no accounting impact. The issued and outstanding share amounts were adjusted accordingly.

Motor Parts Warehouse, Inc. ("MPW")

19. With respect to this transaction, please explain the accounting impact associated with the issuance of 5,000,000 common shares and the subsequent lapse of the option to acquire all of the outstanding stock of MPW.

<PAGE>

Michael S. Krome, Esq.
Re: American Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
November 16, 2005
Page 9 of 13

The shares for Motor Parts Warehouse, Inc., were included in the compensation expense of $8,778,000, which was comprised of 13,300,000 shares at $0.66 per share after considering market value ($1.00 per share), less a restricted stock discount of 35%. The option lapse had no accounting impact as the shares were not returned to the Company.

Alliance Petroleum Products Company

20. Please revise your disclosure so the reader clearly understands which entity you refer to as "AMAI".

The disclosure has been revised to reflect that AMAI (the old trading symbol of the Company) is now American Petroleum Group, Inc.

21. We note that you have consolidated the operations of Alliance since July 1, 2004 while you state within the Description of Business section that "It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company." Please provide an analysis of the terms of the amendment you believe are unenforceable against the Company. In addition, explain how you have accounted for the assumption of "all payment obligations and all other agreements of Alliance as set forth in the including four "Promissory Notes;" and assumption of "all payment obligations and all other agreements of Alliance to the Harris Bank."

It is the position of the Company that the transaction and agreements were unenforceable against the Company, due to the fact that it was NOT an arms length transaction and we believe done to make the Company a party to the transaction (see the response to Comment 9). Subsequently to the transaction, a change of management resulted, which was a direct result of the subject agreements, which were objected to by major shareholders. Thereafter previous management agreed to modify the transaction to rescind the stated terms. The rescinded transaction attempted to link the Company into the dispute with Harris Bank, which we believe was not appropriate. The recession of the agreement has resulted in an agreement with Harris Bank to obtain clear title to the equipment (Comment 9). We are not accounting for nor assuming "payment obligations and all other agreements."

22. Please provide a reconciliation of the line item that includes the write-off of Goodwill, totaling $822,262.

The reconciliation consists of the write off of the entire amount of the excess of the purchase price of the acquired assets less the liabilities assumed. The Company opted to write off the entire amount of the originally recorded Goodwill related to the purchase of APPC since APPC had operating losses for the current and prior years and it also appeared that it would take a while to turn the company around and restore it to profitability. Therefore, according to the accounting rules, the Goodwill amount was impaired at December 31, 2004 and needed to be written off entirely.

<PAGE>

Note G - Notes Payable to Stockholders

23. We note that you received $500,000 from stockholder/officers who transferred shares of their stock into an escrow account where the shares were then sold and that the "balance sheet as of December 31, 2003 was restated to record the $500,000 liability and reduce additional paid-in capital." Please explain (i) why you adjusted additional paid-in capital, (ii) where this adjustment is reflected in your Consolidated Statements of Stockholders' Equity (Deficit), and (iii) where you have reflected the receipt of the $500,000 in the Consolidated Statements of Cash Flows for the fiscal year ended December 31, 2003.

(i) We improperly recorded the transaction originally. (ii) We made an adjustment in paid-in capital, we recorded the $500,000 liability on the balance sheet (iii) It was included and accounted for as an increase in paid in capital. This was restated on the Form 8-K filed with the Securities Exchange Commission on February 16, 2005.

Note I - Related Party Loans Payable to Officers/Stockholders

New Century Capital Consultants, Inc. - Note Payable

24. With respect to the note payable outstanding with New Century Capital Consultants, Inc. We note your disclosure that the "lender may convert the principal amount and any accrued interest into common stock of the Company based upon a formula equal to 40% below the closing bid price of the stock starting after six months from execution of this agreement." Please tell us the accounting impact, if any, this particular term had on recording the note payable and whether or not the lender has converted any of the principal amount into shares of common stock of the Company.

There is no accounting impact from the terms of the note. The Lender has not converted any amount as of this date. We have agreed that during the fourth quarter we will be converting the note into 150,000 shares of common stock and the appropriate accounting treatment will be accounted for at that time.

25. We note your disclosure that "On October 18, 2004, the Company received notice from the lender that, in its opinion, the Company was in default on the arrangement as a result of distributions to classes of equity holders and possibly transfer of material assets." Please provide an update on this assertion and an analysis that supports your position that these "assertions are unfounded."

<PAGE>

Michael S. Krome, Esq.
Re: American Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
November 16, 2005
Page 11 of 13

The assertions were unfounded due to the fact that no assets were transferred. As previously stated, the issue has been resolved in the fourth quarter.

Former President

26. We note your disclosure that the "amount recorded by the Company represents the estimated fair value of the liability of the amount assumed at the time of purchase of APPC. It appears that the liability represents funds advanced for working capital." You further state that "As a result of other contingencies that of the purchase of AAPC the final settled amount of this liability could be significantly different from the present recorded amount [sic]." Tell us how you have considered the disclosure guidance in paragraphs 9 and 10 of SFAS 5.

With respect to the amount due to our former president, there is no additional liability due. The amount is to be included in the final amount in the resolution and purchase of the Bedford Park facility. We anticipate this transaction to conclude in the fourth quarter of 2005. At the time the recording of the ultimate liability could not be ascertained. Therefore no amount was required to be disclosed.

Other Stockholders

27. We note your disclosure that "Certain notes have provisions including options to purchase additional common shares at $0.01 per share." Please tell us the accounting impact, if any, this term has on recording these notes payable.

There are no options, but warrants were issued. See the disclosure as set forth in response to Comments 11 and 12.

Note J - Stockholders' Equity

28. Please provide a reconciliation of the common stock issued during the periods presented as referenced in this footnote to the Consolidated Statements of Stockholders' Equity (Deficit).

See attached schedule reconciling the common stock issued since 2002.

<PAGE>

Michael S. Krome, Esq.
Re: American Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
November 16, 2005
Page 12 of 13

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

Note G - Notes Payable

Highgate House Funds, Ltd.

29. Please expand your disclosure to identify the number of shares the Lender will receive upon conversion of the convertible debenture into shares of your common stock.

We have added that the Lender will receive a total of 588,235 shares upon conversion.

30. Please explain how the financing expense of $2,782,500 was determined and where the total amount due under the Convertible debenture of $425,000 is presented in your Interim Balance Sheets.

The 2,782,500 was recorded in the first quarter. Financing transaction was 3,975,000 shares at $.70. The amount is included.

Note H - Payroll Services

31. Please revise your disclosure to fill in the items marked $xxxx.

We have revised Note H as follows:

Note H - Related Party Transactions

Payroll Services

The Company had its payroll processed through a "professional employer organization" owned by a publicly traded corporation that has common shareholders, directors and officers. For the quarter ended June 30, 2005, the company processed $308,515 of payroll, taxes and benefits, along with an administration fee of $15,661. For the six months ended June 30, 2005, the company processed $573,964 of payroll taxes and benefits along with an administration fee of $30,185.

We have addressed each of your comments in this response. We are also filing amended filings as follows:

Annual Report on Form 10-KSB for the year ended December 31, 2004 Including Consolidated Statements of Cash Flows and Operations for the years ended December 31, 2004 and 2003.

<PAGE>

Michael S. Krome, Esq.
Re: American Petroleum Group, Inc.
Ms. Davis, Branch Chief, United States Securities and Exchange Commission
November 16, 2005
Page 13 of 13

Note H-footnote to the consolidated financial statements.
Quarterly Report on Form 10-QSB for quarter ended March 31, 2005
Quarterly Report on Form 10-QSB for quarter ended June 30, 2005

We are also annexing the revised Earnings Per Share calculation that was discussed with your office.

Please feel free to contact me if you have any questions.

Very truly yours,

Michael S. Krome

<PAGE>

American Petroleum Group, Inc.
Common and Preferred Stock Reconciliation
For the period December 31, 2002-December 31, 2004

<TABLE>
<CAPTION>

	Common Stock	Preferred Stock	
Balance December 31, 2002	750,000	0	
<S>	<C>	<C>	<C>
Alpha Advisors, Inc.	50,000		Note H
New Century Consultants, Inc.	50,000		Note J
National Securities Corporation	50,000		Note J
Commonwealth Partners NY, LLC	15,000		Note J
Jesse Fuller	168,750		Note F-Motor Parts Warehouse and Alliance Petroleum Products Company
Virginia Gefvert	67,500		Note F-Motor Parts Warehouse and Alliance Petroleum Products Company
Richard Stiefel	20,000		Note F-Motor Parts Warehouse and Alliance Petroleum Products Company
Al Cilella	18,750		Note F-Motor Parts Warehouse and Alliance Petroleum Products Company
Al Giudice	56,250		Note F-Motor Parts Warehouse
Larry Griffin	56,250		Note F-Motor Parts Warehouse
Don Mago	56,250		Note F-Motor Parts Warehouse
Frank Mago	56,250		Note F-Motor Parts Warehouse
	665,000	0	
Balance December 31, 2003	1,415,000	0	
Shares retired with respect to Pascal Energy, Inc.	(273,750)		Note F-Business Acquisition Cancelled
Maudie Gilstrap Trust	75,000		Note J-Pit Crew Express
James W. Zimbler	500,000		Note J
Richard Carter	500,000		Note J
George L. Riggs, III	75,000		Note J
Michael S. Krome	75,000		Note J

Alpha Advisors, LLC	113,750		Note J
Richard Stiefel	270,000		Note F-Alliance Petroleum Products Company
Jesse Fuller	725,000		Note F-Alliance Petroleum Products Company
Al Cilella	26,250		Note F-Alliance Petroleum Products Company
Chris Hansen	222,500		Note F-Alliance Petroleum Products Company
James J. Carroll	10,000		Compensation
Dennis Conley	6,250		Note F-Alliance Petroleum Products Company
James W. Zimbler		1,000,000	Note J
Richard Carter		1,000,000	Note J
George L. Riggs, III		150,000	Note J
Michael S. Krome		150,000	Note J
Alpha Advisors, LLC		227,500	Note J
Balance December 31, 2004	3,740,000	2,527,500	

</TABLE>

<PAGE>

American Petroleum Group, Inc.
Weighted Average Shares Outstanding
12/31/2004

<TABLE>
<CAPTION>

<S>		<C>	Days Outstanding <C>	(With Warrants) Weighted Average Shares <C>	(Without Warrants) Weighted Average Shares <C>
Total Shares Outstanding @ 12/31/2003		PY 28,300,000			
Shares redeemed during 2004:	2/25/2004	(5,475,000)			
Total Shares Outstanding @ 12/31/2004		22,825,000 A	365	22,825,000	22,825,000
Additional shares issued:	6/30/2004	1,700,000 A	183	852,329	852,329
Total Share Outstanding @ 6/30/2004		24,525,000		23,677,329	23,677,329
Recalculation for 20 to 1 Stock Split		20		20	20
Total Shares Post Reverse Split		1,226,250		1,183,866	1,183,866
Additional shares issued:	8/1/2004	1,000,000 A	153	419,178	419,178
	10/1/2004	1,263,750 A	92	318,534	318,534
	10/5/2004	500,000 B	87	119,178	--
	10/28/2004	250,000 A	64	43,836	43,836
Total Share Outstanding @ 12/31/2004		4,240,000		2,084,592	1,965,414
Net Loss @ 12/31/2004				3,175,458	3,175,488
Net Loss per Share @ 12/31/2004				1.52	1.62

</TABLE>

A - Agreed to stock certificate listing.

B - These shares relate to stock warrants offered in return for cash advancements to APG, Inc. from various outside investors as of 10/5/2004 and none of the stock warrants have been converted to issued common shares as of 12/31/04. For the purpose of calculating EPS, stock warrants are treated as common share equivalents. Since these shares are anti-dilutive, earnings (loss) per share have been presented without their inclusion at 1.62 loss per share.

</TEXT>
</DOCUMENT>

SEC Form 3

FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0104
Expires:	February 28, 2011
Estimated average burden hours per response	0.5

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*
ZIMBLER JAMES W
(Last) (First) (Middle)
234 EAST COLLEGE AVENUE
(Street)
STATE COLLEGE PA 16801
(City) (State) (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)
08/25/2004

3. Issuer Name and Ticker or Trading Symbol
American Petroleum Group Inc [AMPE]

4. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director X 10% Owner
X Officer (give title below) Other (specify below)
Interim President

5. If Amendment, Date of Original Filed (Month/Day/Year)

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	10,000,000 [1]	D	
Preferred Stock	1,000,000 [2]	D	

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

1. A reverse split of 20 to 1 was effectuated in November 2004.
2. Conversion of preferred, after taking reverse split into effective results in a conversion of 0.5 common for each share of preferred.

/s/ James W Zimbler 11/09/2005
** Signature of Reporting Person Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 5 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SEC Form 4

FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0287
Expires:	February 28, 2011
Estimated average burden hours per response	0.5

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*
KROME MICHAEL S
(Last) (First) (Middle)
8 TEAK COURT
(Street)
LAKE GROVE NY 11755
(City) (State) (Zip)

2. Issuer Name and Ticker or Trading Symbol
American Petroleum Group Inc [AMPE]

3. Date of Earliest Transaction (Month/Day/Year)
11/02/2005

4. If Amendment, Date of Original Filed (Month/Day/Year)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director
10% Owner
X Officer (give title below)
Other (specify below)
General Counsel

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Common Stock	11/02/2005		S		40,000	D	$0.374	260,000	D	

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Derivative Security (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

/s/ Michael S. Krome 11/09/2005
** Signature of Reporting Person Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 4 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SEC Form 3

FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

OMB APPROVAL	
OMB Number:	3235-0104
Expires:	February 28, 2011
Estimated average burden hours per response	0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*
KROME MICHAEL S
(Last) (First) (Middle)
8 TEAK COURT
(Street)
LAKE GROVE NY 11755
(City) (State) (Zip)

2. Date of Event Requiring Statement (Month/Day/Year)
08/25/2004

3. Issuer Name and Ticker or Trading Symbol
American Petroleum Group Inc [AMPE]

4. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director
10% Owner
X Officer (give title below)
Other (specify below)
General Counsel

5. If Amendment, Date of Original Filed (Month/Day/Year)

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	3,000,000 (1)	D	
Preferred Stock	150,000 (2)	D	

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares			

Explanation of Responses:

1. A reverse split of 20 to 1 was effectuated in November 2004
2. Conversion of preferred, after taking reverse split into effect resulting in a conversion of .5 common for each share of preferred.

/s/Michael S. Krome 11/09/2005
** Signature of Reporting Person Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, *see* Instruction 5 (b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations *See* 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, *see* Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

<DOCUMENT>
<TYPE>NT 10-Q
<SEQUENCE>1
<FILENAME>v029421_nt10q.txt
<TEXT>

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-49950

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
[ ] Form N-SAR

For Period Ended: September 30, 2005

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

American Petroleum Group, Inc.
Full Name of Registrant

Former Name if Applicable

1400 N. Gannon Drive
2nd Floor
Hoffman Estates, IL 60194
Address of Principal Executive Office (Street and Number)
City, State and Zip Code

<PAGE>

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] | (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant cannot complete filing because Officers' responsible for preparing report were not able to furnish reports to the Auditor due to other Company matters and difficulty in obtaining certain information.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

George Campbell (847) 805-0125
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

<PAGE>

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMERICAN PETROLEUM GROUP, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2005 By: /s/ George Campbell

------------------ --

George Campbell,
President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

(Form 12b-25-07/99)
</TEXT>
</DOCUMENT>

PRER14C 1 v028669.htm

SCHEDULE 14C INFORMATION

(Rule 14c-101)

Information Statement Pursuant to Section 14(c)
of the Securities Exchange Act of 1934
(Amendment No. 2)

Filed by the Registrant ☒ Filed by a party other than the Registrant ☐
Check the appropriate box:

☒ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to ss.240.14a-11(c) or ss.240.14a-12

AMERICAN PETROLEUM GROUP, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement,
if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☒ No fee required
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1) Title of each class of securities to which transaction applies:
(2) Aggregate number of securities to which transaction applies:
(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
(4) Proposed maximum aggregate value of transaction:
(5) Total fee paid:
☐ Fee paid previously with preliminary materials.
☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1) Amount Previously Paid:
(2) Form, Schedule or Registration Statement No.:
(3) Filing Party:
(4) Date Filed:

INFORMATION STATEMENT
TO STOCKHOLDERS
OF
AMERICAN PETROLEUM GROUP, INC.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194

THIS INFORMATION STATEMENT IS BEING PROVIDED TO YOU BY THE BOARD OF DIRECTORS OF THE COMPANY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

This Information Statement is furnished to holders of shares of common stock, $.0001 par value (the "Common Stock"), of **American Petroleum Group, Inc.** (the "Company") to notify such stockholders that on or about October 21, 2005, the Company received written consents in lieu of a meeting of stockholders from holders of a majority of the shares of Common Stock representing in excess of 50.1 % of the total issued and outstanding shares of voting stock of the Company (the "Majority Stockholders") approving the Certificate of Amendment to the Certificate of Incorporation of the Company, pursuant to which the Company's name will change to **"Triton Petroleum Group, Inc."** (the "Name Change").

This Information Statement describing the approval of the Name Change (the "Stockholder Matter") is first being mailed or furnished to the Company's stockholders on or about November 14, 2005, and such matters shall not become effective until at least 10 days thereafter. Expenses in connection with the distribution of this Information Statement will be paid by the Company and are anticipated to be less than $10,000.

The Board of Directors knows of no other matters other than those described in this Information Statement which have been recently approved or considered by the holders of a majority of the shares of the Company's voting stock.

OUTSTANDING VOTING SECURITIES

As of October 21, 2005 (the "Record Date"), out of the 100,000,000 shares of Common Stock authorized there were 17,145,500 shares of Common Stock issued and outstanding, and out of the 10,000,000 shares of preferred stock authorized there were no shares of the preferred stock outstanding.

Only holders of record of the Common Stock at the close of business on the Record Date were entitled to participate in the written consent of the Company's stockholders. Each share of Common Stock was entitled to one (1) vote.

The Company's Board of Directors approved this action as of October 21, 2005 and recommended that the Articles of Incorporation be amended in order to effectuate the name change.

The proposed Amendment to the Articles of Incorporation to amend the name of the Corporation to "**Triton Petroleum Group, Inc.**" was filed with the Nevada Secretary of State and was effective on November , 2004. If the proposed Amendment were not adopted by written majority shareholder consent, it would have been necessary for this action to be considered by the Company's shareholders at a special shareholder's meeting convened for the specific purpose of approving the Amendment.

The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the *"Nevada Law"*). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

The Board of Directors of the Company has determined that all Shareholders ARE NOT REQUIRED to return their certificates to have them re-issued by the Transfer Agent.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of October 21, 2005, with respect to the beneficial ownership of the 17,145,500 outstanding shares of the Company's Common Stock by (i) each person known by the Company to beneficially own five percent or more of the outstanding shares; (ii) the Company's officers and directors; and (iii) the Company's officers and directors as a group. A person is deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within sixty (60) days.

	No. of Common	% ownership
Ronald Shapss (1)	1,750,000	9.8
George A Campbell (1)	250,000	*
James J Carroll (1)	160,000	*
Elliot Cole (1)	225,000	*
Michael S. Krome, Esq. (1) (2)	300,000	*
James W. Zimbler (2)	1,633,000	9.5
Richard Carter	1,685,000	9.8
Alpha Advisors, LLC (2)	391,250	*
Richard Steifel	290,000	*
Jesse Fuller	887,893	5.2
Highgate House Funds Ltd. 101 Hudson Street, Suite 3700 Jersey City, NJ 07302	3,175,000	18.5
Alliance Financial Networks Inc. (3) 2291 Arapahoe Boulder, CO 80302	600,000	*
William Boussung (3) 10300 West Charleston #13-378 Las Vegas, NV 89135	500,000	*
Cornell Capital Partners LP. 101 Hudson Street, Suite 3700 Jersey City, NJ 0730	735,000	*
Officers and Directors as a Group (5 persons) (3)	2,685,000	15.7

(1) Officer/Director of the Company

(2) Alpha Advisors, LLC is controlled by James W. Zimbler, George L. Riggs, and Michael S. Krome (who is a Director of the Company. When all of the ownership percentages are added, the control percentage for Alpha Advisors LLC is 43.1%, if voted as a block.

(3) Alliance Financial Networks, Inc. is controlled by William Boussung. Combined, the total number of shares is 1,100,000, equaling 6.4%.

DESCRIPTION OF THE STOCKHOLDER MATTER

Approval of the Certificate of Amendment to the Company's Certificate of Incorporation and related actions.

The Board of Directors (the "Board") by unanimous written consent dated as of October 21, 2005, and certain stockholders (the "Majority Stockholders"), owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of October 21, 2005, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation is to be filed with the Secretary of State of the State of Nevada changing the Company's name to "**Triton Petroleum Group, Inc.**" or such similar available name, and will not be effective earlier than 20 days after the mailing of this Information Statement.

Purpose of Proposed Name Change

We negotiated an agreement with the American Petroleum Institute (API) with respect to the use of the API mark on our products, indicating that they have approved the content of our oil products.

Pursuant to agreement with API we have agreed, in order to avoid any confusion with their name and associated trademark to amend our corporate name to the proposed name contained herein.

Procedure for the Approval of the Certificate of Amendment to the Company's Certificate of Incorporation

The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the *"Nevada Law"*). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

Required Approvals Obtained

The Board, by its unanimous written consent (the "Board Consent"), adopted resolutions approving the Certificate of Amendment to the Company's Certificate of Incorporation to amend the name of the Corporation to "**Triton Petroleum Group, Inc.**" On the Record Date, the only issued and outstanding shares of the Company's capital stock entitled to vote on the proposed amendment were 17,145,500 shares of the Company's common stock, par value $.0001 per share (the "Common Stock"), of which the Majority Stockholders held in excess of 51% of the total stock entitled to vote on the proposed amendment. On October 21, 2005, the Majority Stockholders, by written consent in lieu of a meeting, approved the Certificate of Amendment to the Company's Certificate of Incorporation, a copy of which is attached to this Information Statement as Exhibit A. No further consents, votes or proxies are or were necessary to effect the approval of Certificate of Amendment to the Company's Certificate of Incorporation.

Dissenters' Rights of Appraisal.

Under Nevada Law, our dissenting shareholders, if any, are not entitled to appraisal rights with respect to our amendment, and we will not independently provide our shareholders with any such right.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Form 10-KSB and 10-QSB (the "1934 Act Filings") with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained at the Commission at 100 F Street, NW Washington, D.C, 20459. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, 100 F Street, NW Washington, D.C 20549, at prescribed rates. The Commission maintains a web site on the Internet (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission through the Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").

The following documents as filed with the Commission by the Company are incorporated herein by reference:

(1) Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005

(2) Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005;

(3) Annual Report on Form 10-KSB, as amended for the year ended December 31, 2004; and

IF YOU HAVE ANY QUESTIONS REGARDING THIS INFORMATION STATEMENT, PLEASE CONTACT:

Mr. George Campbell
American Petroleum Group, Inc.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194
(847) 805-0125

By order of the Board of Directors of
American Petroleum Group, Inc.
November 2, 2005

By: /s/ George Campbell
Name: George Campbell
Title: Chief Executive Officer and President

Exhibit A

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
AMERICAN PETROLEUM GROUP, INC.

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

AMERICAN PETROLEUM GROUP, INC.

2. The articles have been amended as follows (provide article numbers, if available):

Article 1 the name of the Corporation is amended to read:

TRITON PETROLEUM GROUP, INC.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is:

4. Effective date of filing (optional): ____________________

(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): ____________________

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State AM 78.385 Amend 2003
Revised on: 11/03/03

PRE 14C 1 v028224.htm

SCHEDULE 14C INFORMATION

(Rule 14c-101)

Information Statement Pursuant to Section 14(c)
of the Securities Exchange Act of 1934

Filed by the Registrant ☒ Filed by a party other than the Registrant ☐
Check the appropriate box:

☒ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to ss.240.14a-11(c) or ss.240.14a-12

AMERICAN PETROLEUM GROUP, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement,
if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☒ No fee required
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
 (1) Title of each class of securities to which transaction applies:
 (2) Aggregate number of securities to which transaction applies:
 (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
 (4) Proposed maximum aggregate value of transaction:
 (5) Total fee paid:
☐ Fee paid previously with preliminary materials.
☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
 (1) Amount Previously Paid:
 (2) Form, Schedule or Registration Statement No.:
 (3) Filing Party:
 (4) Date Filed:

INFORMATION STATEMENT
TO STOCKHOLDERS
OF
AMERICAN PETROLEUM GROUP, INC.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194

THIS INFORMATION STATEMENT IS BEING PROVIDED TO YOU BY THE BOARD OF DIRECTORS OF THE COMPANY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

This Information Statement is furnished to holders of shares of common stock, $.0001 par value (the "Common Stock"), of **American Petroleum Group, Inc.** (the "Company") to notify such stockholders that on or about October 21, 2005, the Company received written consents in lieu of a meeting of stockholders from holders of a majority of the shares of Common Stock representing in excess of 50.1 % of the total issued and outstanding shares of voting stock of the Company (the "Majority Stockholders") approving the Certificate of Amendment to the Certificate of Incorporation of the Company, pursuant to which the Company's name will change to "**Triton Petroleum Group, Inc.**" (the "Name Change").

This Information Statement describing the approval of the Name Change and the reverse split of common stock (the "Stockholder Matter") is first being mailed or furnished to the Company's stockholders on or about November 14, 2004, and such matters shall not become effective until at least 10 days thereafter. Expenses in connection with the distribution of this Information Statement will be paid by the Company and are anticipated to be less than $10,000.

The Board of Directors knows of no other matters other than those described in this Information Statement which have been recently approved or considered by the holders of a majority of the shares of the Company's voting stock.

OUTSTANDING VOTING SECURITIES

As of October 21, 2005 (the "Record Date"), out of the 100,000,000 shares of Common Stock authorized there were 17,145,500 shares of Common Stock issued and outstanding, and out of the 10,000,000 shares of preferred stock authorized there were no shares of the preferred stock outstanding.

Only holders of record of the Common Stock at the close of business on the Record Date were entitled to participate in the written consent of the Company's stockholders. Each share of Common Stock was entitled to one (1) vote.

The Company's Board of Directors approved this action as of October 21, 2005 and recommended that the Articles of Incorporation be amended in order to effectuate the name change.

The proposed Amendment to the Articles of Incorporation to amend the name of the Corporation to "**Triton Petroleum Group, Inc.**" was filed with the Nevada Secretary of State and was effective on November , 2005. If the proposed Amendment were not adopted by written majority shareholder consent, it would have been necessary for this action to be considered by the Company's shareholders at a special shareholder's meeting convened for the specific purpose of approving the Amendment.

The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the *"Nevada Law"*). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

The Board of Directors of the Company has determined that all Shareholders ARE NOT REQUIRED to return their certificates to have them re-issued by the Transfer Agent.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of October 21, 2005, with respect to the beneficial ownership of the 17,145,500 outstanding shares of the Company's Common Stock by (i) each person known by the Company to beneficially own five percent or more of the outstanding shares; (ii) the Company's officers and directors; and (iii) the Company's officers and directors as a group. A person is deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within sixty (60) days.

	No. of Common	% ownership
Ronald Shapss (1)	1,750,000	9.8
George A Campbell (1)	250,000	*
James J Carroll(1)	160,000	*
Elliot Cole(1)	225,000	*
Michael S. Krome, Esq.(1)	300,000	*
James W. Zimbler	1,633,000	9.5
Richard Carter	1,685,000	9.8
Alpha Advisors, LLC	391,250	*
Richard Steifel	290,000	*
Jesse Fuller	887,893	5.2
Highgate House Funds Ltd. 101 Hudson Street, Suite 3700 Jersey City, NJ 07302	3,175,000	18.5
Alliance Financial Networks Inc.(3) 2291 Arapahoe Boulder, CO 80302	600,000	*
William Boussung 10300 West Charleston #13-378 Las Vegas, NV 89135	500,000	*
Cornell Capital Partners LP. 101 Hudson Street, Suite 3700 Jersey City, NJ 0730	735,000	*
Officers and Directors as a Group (5 persons) (3)	2,685,000	15.7

(1) Officer/Director of the Company

(2) Alpha Advisors, LLC is controlled by James W. Zimbler, George L. Riggs, and Michael S. Krome (who is a Director of the Company. When all of the ownership percentages are added, the control percentage for Alpha Advisors LLC is 43.1%, if voted as a block.

(3) Alliance Financial Networks, Inc., is controlled by William Boussung. Combined the total number of shares is 1,100,000, equaling 6.4%

DESCRIPTION OF THE STOCKHOLDER MATTER

Approval of the Certificate of Amendment to the Company's Certificate of Incorporation and related actions.

The Board of Directors (the "Board") by unanimous written consent dated as of October 21, 2005, and certain stockholders (the "Majority Stockholders"), owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of October 21, 2005, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of the State of Nevada changed the Company's name to "**American Petroleum Group, Inc.**" or such similar available name, and will not be effective earlier than 20 days after the mailing of this Information Statement.

Procedure for the Approval of the Certificate of Amendment to the Company's Certificate of Incorporation

The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the *"Nevada Law"*). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

Required Approvals Obtained

The Board, by its unanimous written consent (the "Board Consent"), adopted resolutions approving the Certificate of Amendment to the Company's Certificate of Incorporation to amend the name of the Corporation to **"Triton Petroleum Group, Inc."** On the Record Date, the only issued and outstanding shares of the Company's capital stock entitled to vote on the proposed amendment were 17,145,500 shares of the Company's common stock, par value $.0001 per share (the "Common Stock"), of which the Majority Stockholders held in excess of 51% of the total stock entitled to vote on the proposed amendment. On September 9, 2004, the Majority Stockholders, by written consent in lieu of a meeting, approved the Certificate of Amendment to the Company's Certificate of Incorporation, a copy of which is attached to this Information Statement as Exhibit A. No further consents, votes or proxies are or were necessary to effect the approval of Certificate of Amendment to the Company's Certificate of Incorporation.

Dissenters' Rights of Appraisal.

Under Nevada Law, our dissenting shareholders, if any, are not entitled to appraisal rights with respect to our amendment, and we will not independently provide our shareholders with any such right.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Form 10-KSB and 10-QSB (the "1934 Act Filings") with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained at the Commission at 100 F Street, NW Washington, D.C, 20459. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, 100 F Street, NW Washington, D.C 20549, at prescribed rates. The Commission maintains a web site on the Internet (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission through the Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").

The following documents as filed with the Commission by the Company are incorporated herein by reference:

(1) Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005
(2) Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005;
(3) Annual Report on Form 10-KSB, as amended for the year ended December 31, 2004; and

IF YOU HAVE ANY QUESTIONS REGARDING THIS INFORMATION STATEMENT, PLEASE CONTACT:

Mr. George Campbell
American Petroleum Group, Inc.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194
(847) 805-0125

By order of the Board of Directors of
American Petroleum Group, Inc.
November 2, 2005

By: /s/ George Campbell
Name: George Campbell
Title: Chief Executive Officer and President

Exhibit A

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
AMERICAN PETROLEUM GROUP, INC.

logo

DEF 14C 1 v028210.htm

SCHEDULE 14C INFORMATION
(Rule 14c-101)

Information Statement Pursuant to Section 14(c)
of the Securities Exchange Act of 1934

Filed by the Registrant ☒ Filed by a party other than the Registrant ☐
Check the appropriate box:

☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to ss.240.14a-11(c) or ss.240.14a-12

AMERICAN PETROLEUM GROUP, INC.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement,
if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☒ No fee required
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1) Title of each class of securities to which transaction applies:
(2) Aggregate number of securities to which transaction applies:
(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
(4) Proposed maximum aggregate value of transaction:
(5) Total fee paid:
☐ Fee paid previously with preliminary materials.
☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1) Amount Previously Paid:
(2) Form, Schedule or Registration Statement No.:
(3) Filing Party:
(4) Date Filed:

**INFORMATION STATEMENT
TO STOCKHOLDERS
OF
AMERICAN PETROLEUM GROUP, INC.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194**

**THIS INFORMATION STATEMENT IS BEING PROVIDED TO YOU BY
THE BOARD OF DIRECTORS OF THE COMPANY.
WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED
NOT TO SEND US A PROXY.**

This Information Statement is furnished to holders of shares of common stock, $.0001 par value (the "Common Stock"), of **American Petroleum Group, Inc.** (the "Company") to notify such stockholders that on or about September 9, 2004 the Company received written consents in lieu of a meeting of stockholders from holders of a majority of the shares of Common Stock representing in excess of 50.1 % of the total issued and outstanding shares of voting stock of the Company (the "Majority Stockholders") approving the Certificate of Amendment to the Certificate of Incorporation of the Company, pursuant to which the Company's name will change to "**Triton Petroleum Group, Inc.**" (the "Name Change").

This Information Statement describing the approval of the Name Change and the reverse split of common stock (the "Stockholder Matter") is first being mailed or furnished to the Company's stockholders on or about October 31, 2004, and such matters shall not become effective until at least 10 days thereafter. Expenses in connection with the distribution of this Information Statement will be paid by the Company and are anticipated to be less than $10,000.

The Board of Directors knows of no other matters other than those described in this Information Statement which have been recently approved or considered by the holders of a majority of the shares of the Company's voting stock.

OUTSTANDING VOTING SECURITIES

As of October 21, 2005 (the "Record Date"), out of the 100,000,000 shares of Common Stock authorized there were 69,800,000 shares of Common Stock issued and outstanding, and out of the 10,000,000 shares of preferred stock authorized there were no shares of the preferred stock outstanding.

Only holders of record of the Common Stock at the close of business on the Record Date were entitled to participate in the written consent of the Company's stockholders. Each share of Common Stock was entitled to one (1) vote.

The Company's Board of Directors approved this action as of October 21, 2005 and recommended that the Articles of Incorporation be amended in order to effectuate the name change.

The proposed Amendment to the Articles of Incorporation to amend the name of the Corporation to **"Triton Petroleum Group, Inc."** was filed with the Nevada Secretary of State and was effective on October, 2004. If the proposed Amendment were not adopted by written majority shareholder consent, it would have been necessary for this action to be considered by the Company's shareholders at a special shareholder's meeting convened for the specific purpose of approving the Amendment.

The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the *"Nevada Law"*). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

The Board of Directors of the Company has determined that all Shareholders ARE NOT REQUIRED to return their certificates to have them re-issued by the Transfer Agent.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of October 19, 2005, with respect to the beneficial ownership of the 17,145,500 outstanding shares of the Company's Common Stock by (i) each person known by the Company to beneficially own five percent or more of the outstanding shares; (ii) the Company's officers and directors; and (iii) the Company's officers and directors as a group. A person is deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within sixty (60) days.

	No. of Common	% ownership
Ronald Shapss (1)	1,750,000	9.8
George A Campbell (1)	250,000	*
James J Carroll (1)	160,000	*
Elliot Cole (1)	225,000	*
Michael S. Krome, Esq. (1)	300,000	*
James W. Zimbler	1,633,000	9.5
Richard Carter	1,685,000	9.8
Alpha Advisors, LLC	391,250	*
Richard Steifel	290,000	*
Jesse Fuller	887,893	5.2
Highgate House Funds Ltd. 101 Hudson Street, Suite 3700 Jersey City, NJ 07302	3,175,000	18.5
Alliance Financial Networks Inc. (3) 2291 Arapahoe Boulder, CO 80302	600,000	*
William Boussung 10300 West Charleston #13-378 Las Vegas, NV 89135	500,000	*
Cornell Capital Partners LP. 101 Hudson Street, Suite 3700 Jersey City, NJ 0730	735,000	*
Officers and Directors as a Group (5 persons) (3)	2,685,000	15.7

(1) Officer/Director of the Company

(2) Alpha Advisors, LLC is controlled by James W. Zimbler, George L. Riggs, and Michael S. Krome (who is a Director of the Company. When all of the ownership percentages are added, the control percentage for Alpha Advisors LLC is 43.1%, if voted as a block.

(3) Alliance Financial Networks, Inc., is controlled by

DESCRIPTION OF THE STOCKHOLDER MATTER

Approval of the Certificate of Amendment to the Company's Certificate of Incorporation and related actions.

The Board of Directors (the "Board") by unanimous written consent dated as of October 21, 2005, and certain stockholders (the "Majority Stockholders"), owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of October 21, 2005, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of the State of Nevada changed the Company's name to "**American Petroleum Group, Inc.**" or such similar available name, and will not be effective earlier than 20 days after the mailing of this Information Statement.

Procedure for the Approval of the Certificate of Amendment to the Company's Certificate of Incorporation

The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the *"Nevada Law"*). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

4

Required Approvals Obtained

The Board, by its unanimous written consent (the "Board Consent"), adopted resolutions approving the Certificate of Amendment to the Company's Certificate of Incorporation to amend the name of the Corporation to "**Triton Petroleum Group, Inc.**" On the Record Date, the only issued and outstanding shares of the Company's capital stock entitled to vote on the proposed amendment were 69,800,000 shares of the Company's common stock, par value $.0001 per share (the "Common Stock"), of which the Majority Stockholders held in excess of 51% of the total stock entitled to vote on the proposed amendment. On September 9, 2004, the Majority Stockholders, by written consent in lieu of a meeting, approved the Certificate of Amendment to the Company's Certificate of Incorporation, a copy of which is attached to this Information Statement as Exhibit A. No further consents, votes or proxies are or were necessary to effect the approval of Certificate of Amendment to the Company's Certificate of Incorporation.

Dissenters' Rights of Appraisal.

Under Nevada Law, our dissenting shareholders, if any, are not entitled to appraisal rights with respect to our amendment, and we will not independently provide our shareholders with any such right.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Form 10-KSB and 10-QSB (the "1934 Act Filings") with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained at the Commission at 100 F Street, NW Washington, D.C, 20459. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, 100 F Street, NW Washington, D.C 20549, at prescribed rates. The Commission maintains a web site on the Internet (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission through the Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").

The following documents as filed with the Commission by the Company are incorporated herein by reference:

(1) Quarterly Report on Form 10-QSB for the quarter ended June 30, 2005
(2) Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005;
(3) Annual Report on Form 10-KSB, as amended for the year ended December 31, 2004; and

IF YOU HAVE ANY QUESTIONS REGARDING THIS INFORMATION STATEMENT, PLEASE CONTACT:

Mr. George Campbell
American Petroleum Group, Inc.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194
(847) 805-0125

By order of the Board of Directors of
American Petroleum Group, Inc.
November 2, 2005

By: /s/ George Campbell
Name: George Campbell
Title: Chief Executive Officer and President

Exhibit A

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
AMERICAN PETROLEUM GROUP, INC.

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Certificate of Amendment
(PURSUANT TO NRS 78.385 and 78.390)

Important: Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:
AMERICAN PETROLEUM GROUP, INC.

2. The articles have been amended as follows (provide article numbers, if available):
Article 1 the name of the Corporation is amended to read:

TRITON PETROLEUM GROUP, INC.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is:

4. Effective date of filing (optional):
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): ______________________

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees. See attached fee schedule.

Nevada Secretary of State AM 78.385 Amend 2003
Revised on: 11/03/03

<DOCUMENT>
<TYPE>CORRESP
<SEQUENCE>1
<FILENAME>filename1.txt
<TEXT>

American Petroleum Group, Inc.

CORPORATE OFFICE: 1400 N. Gannon Drive - 2nd Floor, Hoffman Estates, IL 60194
Phone: (847) 310-9416 Fax: (847) 310-1239

October 12, 2005

Ms. Jill S. Davis, Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re: American Petroleum Group, Inc.
Form 10-KSB/A for Fiscal Year Ended December 31, 2004
Filed August 12, 2005
Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005
Filed August 12, 2005
Response Letter dated August 12, 2005
Form 10-QSB for Fiscal Quarter Ended June 30, 2005
Filed August 22, 2005
File No. 0-049950

Dear Ms. Davis:

With respect to your letter of October 4, 1005, please accept this as confirmation of the discussion between Jennifer Goeken at your Office and our General Counsel, Michael S. Krome, Esq., that the above reference company will be filing a response and amended filings on or about October 31, 2005.

Please feel free to contact our General Counsel, at (631) 737-8381, or myself, if you have any questions.

Very truly yours,

/s/ James Carroll
Chief Accounting Officer

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>LETTER
<SEQUENCE>1
<FILENAME>filename1.txt
<TEXT>

October 4, 2005

Mr. James Carroll
Chief Financial Officer
American Petroleum Group, Inc.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194

Re: American Petroleum Group, Inc.
Form 10-KSB/A for Fiscal Year Ended December 31, 2004
Filed August 12, 2005
Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005
Filed August 12, 2005
Response Letter Dated August 12, 2005
Form 10-QSB for Fiscal Quarter Ended June 30, 2005
Filed August 22, 2005
File No. 0-49950

Dear Mr. Carroll:

We have reviewed your filings and response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

General

1. Many of our comments apply to more than one document (i.e. Forms 10-QSB for the fiscal quarter ended March 31, 2005 and June 30, 2005) or more than one section. To prevent the issuance of similar comments, please review all areas of corresponding disclosure in the various filings and make appropriate changes to all affected sections

and documents. That will eliminate the need for us to issue
repetitive or similar comments.

Description of Business

Overview

2. We note your disclosure that you acquired a 20-year mining
lease
on March 9, 2001 and terminated the lease during the nine months
ended December 31, 2003. You further state that in your opinion,
"there will be no continuing liability," and refer the reader to
the
Schedule 14C filed with the Commission on February 13, 2004 "for
additional details on this matter." As we are unable to locate
the
additional information you reference, please provide your basis
for
determining that you have no outstanding liability associated with
this lease.

Alliance Petroleum Products Company

3. We note your disclosure that "The Company`s current direction
is
in the manufacturing and distribution of petroleum and related
products for the automotive industry." Please expand this
disclosure
to clearly indicate the following, without limitation, as outlined
in
Item 101 of Regulation S-B:

* Principal products or services and their markets;
* Distribution methods of the products or services;
* Competitive business conditions and your competitive position in
the industry and methods of competition;
* Sources and availability of raw materials and the names of
principal suppliers;
* Dependence on one or a few major customers;
* Patents, trademarks, licenses, franchises, concessions, royalty
agreements or labor contracts, including duration.

Subsequent Transactions

4. Please explain the accounting impact, if any, upon signing the
Letter of Intent, dated December 1, 2004, with Oilmatic Systems
LLC.

Plan of Operations

5. We note your reference to the acquisition of American Petroleum
Products Company under this subtitle and your previous reference
to
the acquisition of Alliance Petroleum Products Company
("Alliance").
We further note that American Petroleum Products, Inc. was
formerly
known as Alliance Petroleum Products, Inc. Please revise your
discussion of this acquisition throughout your filings to ensure
consistency in your disclosure so as not to confuse the reader.

Results of Operations: For the Year Ending December 31, 2004 vs. December 31, 2003

6. Please reconcile your statement that Interest expense was $25,475 and impairment to Goodwill was $822,262 to your Consolidated Statements of Operations.

Liquidity and Financial Resources

7. Please reconcile the amount you disclose as Net cash used by operating activities of $1,441,080 to the amount presented in your Consolidated Statements of Cash Flows.

Description of Property

8. With respect to your manufacturing and distribution facility in Bedford Park, Illinois, we note that you do not have a formal lease and are not presently paying rent for this property "due to a dispute with the former President of the Company, who is also the owner of this property." Please tell us how you have considered the guidance in paragraph 8 of SFAS 5 regarding this loss contingency.

Legal Proceedings

9. Please tell us how you have accounted for the defaulted loan agreement between your subsidiary and Harris Bank of Chicago, Illinois, if applicable.

Management`s Discussion and Analysis or Plan of Operation

10. Please indicate whether or not you have any off-balance sheet arrangements, as required by Item 303(c) of Regulation S-B.

Financial Statements

Report of Independent Registered Public Accounting Firm

11. Please have your auditors explain how the additional procedures they performed to change their opinion from qualified to unqualified did not require a dual dated audit report.

12. Please provide a detailed analysis of the relevant terms of each promissory note referenced in the teleconference held September 21, 2005 with us that resulted in the initial qualified opinion. In this regard, please address the accounting impact of each note on the financial statements for the fiscal year ended December 31, 2004 and any subsequent financial statements filed with the Commission, if applicable.

Consolidated Statements of Operations

13. It appears from your disclosures that you have not included depreciation relating to property, plant and equipment in your determination of Gross Profit. Please revise your calculation to include all costs and expenses associated directly with or allocated
to your products sold. These costs and expenses should include inventoriable costs of assets incident to or necessary for production
of your product, including applicable depreciation, depletion and amortization. Refer to SAB Topic 11:B. In addition, revise any discussion throughout your filing of Gross Profit, as appropriate.

14. We are unable to recalculate the amount you present as loss per
share for the fiscal year ended December 31, 2003. Please provide a
reconciliation of the $1.14 loss per share.

Consolidated Statements of Cash Flows

15. Please confirm that the amount shown as an investing outflow under Acquisition of new subsidiary represents cash paid. In this regard, we note your disclosure within Note F that "The aggregate acquisition price was $856,200, which consisted of 1,107,500 of the
Company`s common stock valued at $0.54 and cash advances outstanding
to Company at the time of consummation of the transactions."

16. Please reconcile amounts shown as financing cash inflows under Issuance of common stock, totaling $44,400, and Increase in additional paid-in capital, totaling $629,575 and $482,000, to the Consolidated Statements of Stockholders` Equity (Deficit) for each period presented.

Note C - Summary of Significant Accounting Policies

Revenue

17. Please compare and contrast your revenue recognition accounting
policy with the guidance in SAB Topic 13. Additionally expand your
accounting policy disclosure to clearly state how the criteria identified in SAB Topic 13 are met based on the specific terms of the
transactions that generate revenue under your current state of operations.

Note F - Business Combinations

18. With respect to the transaction with Pascal Energy, Inc. on April
1, 2003, please explain the accounting impact associated with the issuance of 5,000,000 common shares and the subsequent return of those shares to the treasury on your Consolidated Statements of Stockholders` Equity (Deficit).

Motor Parts Warehouse, Inc. ("MPW")

19. With respect to this transaction, please explain the
accounting
impact associated with the issuance of 5,000,000 common shares and
the subsequent lapse of the option to acquire all of the
outstanding
stock of MPW.

Alliance Petroleum Products Company

20. Please revise your disclosure so the reader clearly
understands
which entity you refer to as "AMAI."

21. We note that you have consolidated the operations of Alliance
since July 1, 2004 while you state within the Description of
Business
section that "It is the opinion of current management that the
terms
of the amendment as contained above, are unenforceable against the
Company." Please provide an analysis of the terms of the
amendment
you believe are unenforceable against the Company. In addition,
explain how you have accounted for the assumption of "all payment
obligations and all other agreements of Alliance as set forth in
the
including four "Promissory Notes;" and assumption of "all payment
obligations and all other agreements of Alliance to the Harris
Bank."

22. Please provide a reconciliation of the line item that includes
the write-off of goodwill, totaling $822,262.

Note G - Notes Payable to Stockholders

23. We note that you received $500,000 from stockholder/officers
who
transferred shares of their stock into an escrow account where the
shares were then sold and that the "balance sheet as of December
31,
2003 was restated to record the $500,000 liability and reduce
additional paid-in capital." Please explain (i) why you adjusted
additional paid-in capital, (ii) where this adjustment is
reflected
in your Consolidated Statements of Stockholders` Equity (Deficit),
and (iii) where you have reflected the receipt of the $500,000 in
the
Consolidated Statements of Cash Flows for the fiscal year ended
December 31, 2003.

Note I - Related Party Loans Payable to Officers/Stockholders

New Century Capital Consultants, Inc. - Note Payable

24. With respect to the note payable outstanding with New Century
Capital Consultants, Inc., we note your disclosure that the
"lender
may convert the principal amount and any accrued interest into
common

stock of the Company based upon a formula equal to 40% below the closing bid price of the stock starting after six months from execution of this agreement." Please tell us the accounting impact,
if any, this particular term had on recording the note payable and whether or not the lender has converted any of the principal amount
into shares of common stock of the Company.

25. We note your disclosure that "On October 18, 2004, the Company received notice from the lender that, in its opinion, the Company was
in default on the arrangement as a result of distributions to classes
of equity holders and possibly transfer of material assets." Please
provide an update on this assertion and an analysis that supports your position that these "assertions are unfounded."

Former President

26. We note your disclosure that the "amount recorded by the Company
represents the estimated fair value of the liability of the amount assumed at the time of purchase of APPC. It appears that the liability represents funds advanced for working capital." You further state that "As a result of other contingencies that of the purchase of AAPC the final settled amount of this liability could be
significantly different from the present recorded amount [sic]." Tell us how you have considered the disclosure guidance in paragraphs
9 and 10 of SFAS 5.

Other Stockholders

27. We note your disclosure that "Certain notes have provisions including options to purchase additional common shares at $.01 per share." Please tell us the accounting impact, if any, this term has
on recording these notes payable.

Note J - Stockholders` Equity

28. Please provide a reconciliation of the common stock issued during
the periods presented as referenced in this footnote to the Consolidated Statements of Stockholders` Equity (Deficit).

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

Note G - Notes Payable

Highgate House Funds, Ltd.

29. Please expand your disclosure to identify the number of shares the Lender will receive upon conversion of the convertible debenture
into shares of your common stock.

30. Please explain how the financing expense of $2,782,500 was determined and where the total amount due under the Convertible debenture of $425,000 is presented in your Interim Balance Sheets.

Note H - Payroll Services

31. Please revise your disclose to fill in the items marked $xxxx.

Closing Comments

As appropriate, please amend your filings and respond to these
comments within 10 business days or tell us when you will provide us
with a response. You may wish to provide us with marked copies of
the amendment to expedite our review. Please furnish a cover letter
with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our
comments.

You may contact Jennifer Goeken at (202) 551-3721 if you have
questions regarding comments on the financial statements and related
matters. Please contact me at (202) 551-3683 with any other
questions.

Sincerely,

Jill S. Davis
Branch Chief

??

??

??

??

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF

CORPORATION FINANCE
MAIL STOP 7010

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>LETTER
<SEQUENCE>1
<FILENAME>filename1.txt
<TEXT>

September 19, 2005

Mr. James Carroll
Chief Financial Officer
American Petroleum Group, Inc.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194

Re: American Petroleum Group, Inc.
Response Letter Dated August 3, 2005
File No. 0-49950

Dear Mr. Carroll:

We have reviewed your response letter and have the following comment.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

1. Please contact us at your earliest convenience to further
discuss
your response to prior comment one.

Closing Comments

You may contact Jennifer Goeken at (202) 551-3721. Please contact me at (202) 551-3683 with any questions.

Sincerely,

Jill S. Davis
Branch Chief

??

??

??

??

Mr. Carroll
American Petroleum Group, Inc.
September 19, 2005
Page 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>LETTER
<SEQUENCE>1
<FILENAME>filename1.txt
<TEXT>

September 19, 2005

Mr. James Carroll
Chief Financial Officer
American Petroleum Group, Inc.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194

Re: American Petroleum Group, Inc.
Response Letter Dated August 3, 2005
File No. 0-49950

Dear Mr. Carroll:

We have reviewed your response letter and have the following comment.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

1. Please contact us at your earliest convenience to further discuss
your response to prior comment one.

Closing Comments

You may contact Jennifer Goeken at (202) 551-3721. Please contact me at (202) 551-3683 with any questions.

Sincerely,

Jill S. Davis
Branch Chief

??

??

??

??

Mr. Carroll
American Petroleum Group, Inc.
September 19, 2005
Page 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>10QSB
<SEQUENCE>1
<FILENAME>v024555_10qsb.txt
<TEXT>

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10Q-SB

Quarterly Report Pursuant to Section 13 or 15 (D) of the Securities Act of 1934
for the quarterly period ended: June 30, 2005

COMMISSION FILE NUMBER: 000-49950

AMERICAN PETROLEUM GROUP, INC.
(Exact name of small business issuer as specified in its charter)

NEVADA
(State or other jurisdiction of Incorporation or organization)

98-0232018
(IRS Employee Identification No.)

1400 N. GANNON DRIVE
2ND FLOOR
HOFFMAN ESTATES, IL 60194
(847) 805-0125 (Address of principal executive offices)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Common Stock, $0.001 par value	14,536,750
(Class)	(Outstanding as of August 19, 2005)

<PAGE>

<PAGE>

PART I: FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Interim Balance Sheets
June 30, 2005 and December 31, 2004

<TABLE>
<CAPTION>

	(Unaudited) June 30, 2005	(Audited) December 31, 2004
<S>	<C>	<C>
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	--	$ 801
Trade accounts receivable, net of allowance of $22,700 for doubtful accounts	275,783	291,846
Prepaid assets	15,750	--
Advances to others	366,042	100,000
Inventory	259,020	254,944
TOTAL CURRENT ASSETS	916,595	647,591
EQUIPMENT		
Equipment	6,068	6,068
Less accumulated depreciation	3,023	2,023
	3,045	4,045
TOTAL ASSETS	$ 919,640	$ 651,636
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
CURRENT LIABILITIES		
Book overdraft	$ 47,502	$ 5,523
Trade accounts payable	605,914	629,825
Accrued interest	36,804	32,000
Accrued professional fees	--	45,000
Accrued expenses	36,814	11,187
Loans payable to officers/stockholders	1,320,750	713,269
TOTAL CURRENT LIABILITIES	2,047,784	1,436,804
NOTES PAYABLE TO STOCKHOLDERS	927,500	500,000
COMMITMENTS AND CONTINGENCES (NOTES B, F, G, I, K AND L)		
STOCKHOLDERS' EQUITY (DEFICIT)		
Preferred stock; 5,000,000 shares; 0 shares and 2,527,500 issued and outstanding in 2005 and 2004, respectively	--	25,275

Common stock, $0.001 par value; 100,000,000 shares authorized; 12,162,000 and 3,635,000 shares issued and outstanding in 2005 and 2004, respectively	12,162	3,635
Additional paid-in capital	15,755,869	11,523,540
Retained deficit	(17,823,675)	(12,837,618)
	(2,055,644)	(1,285,168)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 919,640	$ 651,636

</TABLE>

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Interim Statements of Operations
Three and Six Month Periods Ended June 30, 2005 and 2004

<TABLE>

	Three months ended		Six months ended	
	(Unaudited) June 30, 2005	(Unaudited) June 30, 2004	(Unaudited) June 30, 2005	(Unaudited) June 30, 2004
<CAPTION>				
<S>	<C>	<C>	<C>	<C>
Net sales	$ 380,147	$ --	$ 765,048	$ --
Cost of goods sold	264,518	--	545,113	--
Gross Profit	115,629	--	219,935	--
Expenses				
Acquisition expense	--	--	--	10,000
Professional fees	20,600	31,000	93,247	63,215
Management fees	--	--	--	--
Office expenses	11,239	5,233	48,579	5,583
Compensation expenses	735,000	6,700	1,425,000	6,700
Payroll and payroll taxes	324,177	--	590,610	--
Licenses and insurance	16,444	--	29,398	--
Bad debts	--	--		
Outside sales	40,039	--	76,339	--
Rent and taxes	3,000	--	7,000	--
Repairs and maintenance	23,808	--	24,403	--
Utilities	10,152	--	19,887	--
Vehicles	693	--	1,386	--
Telephone	7,694	--	14,945	--
Plant equipment	3,227	--	5,970	--
Depreciation	500	--	1,000	--
Advertising and promotion	8,495	50,250	8,890	50,250
Travel and entertainment	19,258	2,329	35,404	6,306
Financing Expense	--	--	2,782,500	--
Other	6,655	5,860	11,761	9,143
Total Expenses	1,230,981	101,372	5,176,319	151,197
Loss Before Other Items	(1,115,352)	(101,372)	(4,956,384)	(151,197)
Other Income (Expense)				
Interest expense	(25,412)	(975)	(35,829)	(975)
Other income	750	--	6,156	--

Total Other Income (Expense)	(24,662)	(975)	(29,673)	(975)
NET LOSS	$ (1,140,014)	$ (102,347)	$ (4,986,057)	$ (152,172)
Loss per share	0.109	0.004	0.477	0.006
Weighted average number of shares outstanding	10,442,500	1,221,028	10,442,500	1,273,333

</TABLE>

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Interim Statements of Cash Flows
Six Month Periods Ended June 30, 2005 and 2004

<TABLE>
<CAPTION>

<S>	(Unaudited) June 30, 2005 <C>	(Audited) December 31, 2004 <C>
Cash flows from operating activities:		
Net loss	$ (4,986,057)	$ (152,172)
Compensation, consulting, financing and termination expenses in exchange for shares	1,425,000	--
Adjustments to reconcile net loss to net cash used in operating activities:		
Bad debts	--	--
Depreciation	500	--
(Increase) decrease in operating assets:		
Trade accounts receivable	16,063	--
Advances to others	(266,042)	--
Inventory	(4,076)	--
Acquisition deposits	--	(56,000)
Prepaid assets	(15,750)	
Increase (decrease) in operating liabilities:		
Book overdraft	41,979	--
Trade accounts payable	(23,799)	9,007
Proceeds for additional paid-in-capital and stock shares issued	--	74,950
Accrued expenses	30,431	--
Net cash used in operating activities	(3,781,751)	(124,215)
Cash flows from investing activities:		
Acquisition of new subsidiary	--	--
Purchases of equipment	--	--
Net cash provided by (used in) investing activities	--	--
Cash flows from financing activities:		
Issuance of common stock	8,527	--
Increase in additional paid-in capital	2,762,717	--
Retirement of preferred stock	(25,275)	--
Proceeds from loans payable	1,034,981	91,000
Net cash provided by financing activities	3,780,950	91,000

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(801)	(33,215)
Cash and cash equivalents, beginning of year	801	35,432
Cash and cash equivalents, end of year	$ --	$ 2,217

</TABLE>

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Interim Statements of Stockholders' Equity (Deficit)
Three Month and Six Month Periods Ended June 30, 2005 and Year Ended December 31, 2004

<TABLE>

	Preferred Stock		Common Stock	
(Audited)	Number	Par Value	Number	Par Value
<CAPTION>				
<S>	<C>	<C>	<C>	<C>
Balance at December 31, 2003	--	$ --	1,415,000	$ 1,415
Net loss	--	--	--	--
Stock shares issued	2,527,500	25,275	2,598,700	2,599
Retired common shares	--	--	(273,700)	(274
(Audited) Balance at December 31, 2004	2,527,500	25,275	3,740,000	3,740
Net loss	--	--	--	--
Stock shares issued	1,150,000	11,500	4,983,000	4,983
Retired common shares	--	--	--	--
(Unaudited) Balance at March 31, 2005	3,677,500	36,775	8,723,000	$ 8,723
Net loss	--	--	--	--
Stock shares issued	--	--	3,438,750	3,439
Retired preferred shares	(3,677,500)	(36,775)	--	--
(Unaudited)				
Balance at June 30, 2005	--	--	12,161,750	12,162

<CAPTION>

(Audited)	Additional Paid-In Capital	Retained Earnings (Deficit)	Total
<S>	<C>	<C>	<C>
Balance at December 31, 2003	$ 9,328,585	$ (9,662,160)	$ (332,160)
Net loss	--	(3,175,458)	(3,175,458)

Stock shares issued	2,194,576	--	2,222,450
Retired common shares	274	--	--
(Audited) Balance at December 31, 2004	11,523,435	(12,837,618)	(1,285,168)
Net loss	--	(3,846,043)	(3,846,043)
Stock shares issued	3,893,348	--	3,909,831
Retired common shares	--	--	--
(Unaudited) Balance at March 31, 2005	$ 15,416,783	$(16,683,661)	$ (1,221,380)
Net loss	--	(1,140,014)	(1,140,014)
Stock shares issued	339,086	--	342,525
Retired preferred shares	--	(36,775)	
(Unaudited)			
Balance at June 30, 2005	15,755,869	(17,823,675)	(2,055,644)

</TABLE>

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
June 30, 2005
(Unaudited)

Note A - Company

The Board of Directors (the "Board") by unanimous written consent dated as of November 18, 2003, and certain stockholders (the "Majority Stockholders") owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of November 18, 2003, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of Nevada, changed the Company's name to "American Capital Alliance, Inc." from Prelude Ventures, Inc. The name of the Company was changed again on November 1, 2004 to American Petroleum Group, Inc. ("APG") by a vote of the security holders.

APG is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities. APG's current direction is in the manufacturing and distribution of petroleum and related products for the automotive industry. On July 1, 2004, APG acquired 100% of the outstanding stock of American Petroleum Products Company ("APPC"). The accompanying consolidated financial statements include the results of operations of APPC beginning on July 1, 2004. After the above acquisition, the Company is no longer considered a "development stage entity".

Note B - Continuance of Operations

The financial statements have been prepared using accounting principles generally accepted in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At June 30, 2005, the Company had accumulated losses of $17,823,675 since its inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. The Company is currently pursuing new debt and equity financing in conjunction with future acquisitions. Additionally, approximately

$672,835 was raised during the quarter ended June 30, 2005 from loans payable to officers/stockholders (see Note I) whose proceeds were used for working capital needs, as well as a down payment toward the purchase of an option on one of the proposed acquisitions.

Note C - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of American Petroleum Group, Inc. and its wholly owned subsidiary, American Petroleum Products Company (the "Company") after elimination of significant intercompany transactions and accounts.

<PAGE>

Note C - Summary of Significant Accounting Policies (Continued)

Revenue

Revenue is recognized when the title to inventory is transferred.

Trade Receivables

Concentration of credit risk with respect to receivables, which are unsecured are generally limited due to the wide variety of customers and markets using the Company's products, as well as their dispersion across many geographic areas. The Company maintains allowances for potential credit losses, and such losses have been minimal and within management's expectations. The allowance for doubtful accounts is estimated based on various factors including revenue, historical credit losses and current trends.

Inventory

Inventory consisted of primarily raw materials (oil, additives and packaging material) and is valued at the lower of cost or market applied on a first-in, first-out basis.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Depreciation

Depreciation of equipment is computed using the straight-line method for financial statements and income tax reporting purposes.

Advertising Costs

Advertising costs are expenses as incurred.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
June 30, 2005
(Unaudited)

Note C - Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109, "Accounting for Income Taxes". Under this method, deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax laws. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized (see Note D).

Basic Loss Per Share

The Company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share is not presented (see Note I). On August 25, 2004, the Company approved a one-for-twenty reverse stock split; all per share amounts have been retroactively adjusted.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturity of those instruments. At June 30, 2005 and December 31, 2004, the Company estimates that the fair value of its notes payable are not materially different from its financial statement carrying value, except for the liability for stock borrowings (see Note G).

New Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

Impairment of Long Lived Assets

The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. In the opinion of management, no such impairment existed at June 30, 2005. See Note F concerning impairment of goodwill.

<PAGE>

Note C - Summary of Significant Accounting Policies (Continued)

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

Note D - Income Taxes

Deferred Tax Assets

The Financial Accounting Standards Board issued Statement No. 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after March 15, 1992. FAS 109 requires the use of the asset and liability method of accounting for income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The following table summarizes the significant components of the Company's deferred tax assets:

<TABLE>
<CAPTION>

<S>	2005 <C>	2004 <C>
Gross deferred tax assets (non-capital loss carryforward)	6,052,000	4,365,000
Valuation allowance for deferred tax asset	(6,052,000)	(4,365,000)
	$ --	$ --

</TABLE>

Income Taxes

No provision for income taxes has been provided in these consolidated financial statements due to the net loss. At June 30, 2005 and December 31, 2004, the Company has net operating loss carryforwards, which expire commencing in 2022, totaling approximately $17,800,000 and $12,800,000, respectively, the benefit of which has not been recorded in the financial statements due to the future uncertainty of the generations of earnings by the Company.

Note E - Non-Cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement.

<PAGE>

Note E - Non-Cash Transactions (Continued)

The Company has recorded a termination expense in respect to the termination of its former President and has issued 200,000 common shares at $2.35 per share to satisfy the total liability which includes the termination expense, unpaid management fees and unpaid advances to the Company (see Note I).

During 2004, the Company entered into a business combination and acquired certain operating assets of APPC in exchange for Company stock (see Note F).

Note F - Business Combinations

Business Acquisition Cancelled

On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under Rule 144 of the Securities and Exchange Act and at a later date, issue an additional 5,000,000 common shares, restricted under Rule 144 of Securities and Exchange Act, subject to the Company paying not less than $1,000,000 in accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business is to provide servicing for the oil and gas industry.

The Company has determined that the transaction cannot be completed due to the inability to complete a comprehensive due diligence. Therefore, the shares previously outstanding were returned to the treasury of the Company on February 25, 2004.

"TSG" Acquisition

On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company was to pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition. The contractual amount of the option was never fully paid, however, amounts advanced for the option purchase and associated acquisition expenses resulted in an $185,000 charge to operations for the year ended December 31, 2003 and $10,000 for the year ended December 31, 2004.

<PAGE>

Note F - Business Combinations (Continued)

Motor Parts Waterhouse, Inc.

The Company issued 5,000,000 shares of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and pay $2,200,000. This MPW option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition.

Alliance Petroleum Products Company

On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company is to be issued to Worldlink International Network, Inc. upon 24 months from the above date. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose, if the Company did not arrange the funding within 150 days from the date of the execution of the Alliance Agreement. Since the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing. This was a material contingency to the transactions and as a result had to be resolved prior to recognition of a business combination. On June 24, 2004 (effective date July 1, 2004) the Company ("Prelude") then known as American Capital Alliance, Inc., ("AMAI") and Alliance Petroleum Products Company ("Alliance"), entered into an Amendment to the original Alliance Agreement, dated October 9. 2003 whereby all previous conditions and contingencies were deemed to have been completed or waived and the agreement amended as follows:

Note F - Business Combinations (Continued)

Alliance Petroleum Products Company (Continued)

- 5,000,000 shares of AMAI voting capital stock are to be issued to the shareholders of Alliance in the same proportions as the first 5,000,000 shares were issued to them pursuant to the exchange of securities contemplated in the Agreement and Plan of Reorganization upon the execution of this Amendment. The exchange of securities also includes, 1,000,000 shares of preferred shares, with the necessary Certificate of Designation, to allow conversion at the rate of 1 share of preferred to ten (10) shares of common, and to permit the preferred shareholders to vote their shares, at any time after issuance, and after they have been converted, the shares be issued to the shareholders of American in the same proportions as the first 5,000,000 shares were issued to them pursuant to the Agreement and Plan of Reorganization.

- All the shares to the Alliance shareholders are no longer subject to a two year restriction prior to sale or transfer, but are now only subject to those transfer restrictions under Rule 144 of the Securities Laws.

- AMAI assumes all payment obligations and all other agreements of Alliance as set forth in the including four "Promissory Notes"; and AMAI assumes all payment obligations and all other agreements of Alliance to the Harris Bank. (See Note K)

The operations of Alliance have been consolidated with the results of AMAI since July 1, 2004.

The aggregate acquisition price was $856,200, which consisted of 1,107,500 of the Company's common stock valued at $0.54 and cash advances outstanding to Company at the time of consummation of the transactions. The value of the stock was determined based on the approximate average market price of the shares on August 11, 2004 (change in control date) and discounted for factors such a limited market for the stock.

Note F - Business Combinations (Continued)

Alliance Petroleum Products Company (Continued) Following is a condensed balance sheet showing the fair values of the assets acquired and the liabilities assumed as of the date of acquisition:

Current assets	$ 498,087
Property and equipment	3,068
Goodwill arising in the acquisition	822,262
	$1,323,417

Current liabilities	$ 341,642
Current maturities of long-term debt	125,575
Net assets acquired	856,200
	$1,323,417

The Company acquired only minimal property, plant and equipment in the transaction; Alliance does not have title to these production assets. Additionally, no expense has been recognized during the quarter ended June 30, 2005 for compensation for the use of the machinery and equipment to a corporation representing the predecessor operation to Alliance and to an entity that owned the real estate. The predecessor company was owned by the former officers of APPC who are also stockholders and directors of the Company; the real estate company is owed by the former president and a major stockholder of the Company; The assets of these entities secure obligations to Harris Bank as a result of certain transactions entered into by the predecessor company, the real estate company or their owners. A security interest had been entered into to as a result of these prior lending activities with appropriate liens filed and personal guarantees of the principals, some who are currently officers of the Company or Alliance. Harris Bank has threatened foreclosure if the prior borrowers can not reach terms allowing the bank to forebear the defaults. (See Note K)

Goodwill (excess of purchase price over net assets acquired) of $822,262 arising in the above described acquisition had been recognized at the time of purchase. Subsequently, management determined that the goodwill value was totally impaired as APPC is operating on a negative cash flow basis and, therefore, the recoverability of the asset is uncertain and was fully written off in December 31, 2004.

<PAGE>

Note F - Business Combinations (Continued)

Pro Forma Information

On July 1, 2004, the company purchased 100% of the voting stock of APPC. Results of operations for APPC are included in the consolidated financial statements since that date. The acquisition was made for the purpose of the reasons as stated above. Following are pro forma amounts assuming that the acquisition was made on January 1, 2004:

Net sales	$ 1,487,007
Cost of good sold	1,217,846
Gross profit	269,161
Expenses	3,836,886
Net income (loss)	$(3,567,725)
Loss per share:	
Basic	$1.82

Note G - Notes Payable

The Company entered into a stock borrowing arrangement whereby several stockholder/officers of the Company transferred approximately 1,000,000 shares pre-split or 50,000 shares on a post split basis of common stock into an escrow account. The shares were subsequently sold with the proceeds of $500,000 being transferred to the Company. The Company is obligated to return the shares to the original holders by April 2005. If the Company had to repurchase its stock at June 30, 2005, it would be required to pay $38,000 to acquire the aggregate shares using a $0.76 approximate share price in order to replace such shares for the original contributors of the stock. The balance sheet as of December 31, 2003 was restated to record the $500,000 liability and reduce additional paid-in capital.

<PAGE>

Note G- Notes Payable (Continued)

Highgate House Funds, Ltd. Transaction In order to raise capital for operations of the parent Company and to complete the Oilmatic transaction, the Company entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible Debenture for a total amount of $500,000 at 7% interest. The Note is convertible into shares of common stock at a conversion price of $0.85 per share, at the option of the Lender. At the same time, the Company entered into with Cornell Capital Partners LP a total Standby Equity Distribution Agreement for up to $10,000,000 equity line. As part of this transaction, the Company paid fees to Cornell Capital of 750,000 shares (of which 15,000 was given to Newbridge Securities as Placement Agent for the SEDA Agreement), plus a commitment fee and Structuring fee to Yorkville Advisors Management, LLC of a total of $75,000. In addition, as part of the Secured Debenture, Highgate House Funds, Ltd. was issued 3,100,000 shares of common stock as collateral by the Company. Upon payment, or conversion of the Convertible Debenture, these shares are to be returned to the Company and returned to treasury. An additional 50,000 shares of common stock were issued as additional compensation for the Convertible Debenture. As of June 30, 2005, the Company had received $425,000 in advances against the Convertible debenture. A financing expense of $2,782,500 was charged to operations for this transaction.

Note H - Related Party Transactions

Payroll Services

The Company had its payroll processed though a "professional employer organization" owned by a publicly traded corporation that has common shareholders, directors and officers. For the quarter ended June 30, 2005, the company processed $xxxxx of payroll, taxes and benefits, along with an administration fee of $xxxx. For the six months ended June 30, 2005, the company processed $xxxx pf payroll taxes and benefits along with an administrative fee of $xxxx.

Expense Reimbursements

The Company reimburses Company officer/directors for travel, office and other expenses. In addition, certain officers make temporary advances.

<PAGE>

Note H - Related Party Transactions (Continued)

Due Alpha Advisors

A professional services agreement dated October 9, 2003 was entered into with Alpha Advisors, LLC for a term of one year and renewable for an additional year. Alpha Advisors LLC is an entity owned by stockholders/directors/officers of the Company. The fee for these services was the issuance of 1,000,000 shares of common stock of the Company upon execution of the agreements, $25,000 due at signing of the Tri-State Stores and Alliance Petroleum Group, Inc. agreements and $6,000 payable on the first of each month thereafter. In addition, a finder's fee of 10% of any new financing was to be paid on funds being committed. Accounts Payable includes $31,000 of such amounts due as of September 30, 2004. The Company and Alpha are currently in the process of converting the debt into equity based upon a discount of 80% from the market price.

Operating Assets

The operations of APPC are performed in a plant owned by the former President and current shareholder of the Company. The Company does not have a lease and is presently not paying rent for this property due to a dispute with the former President (see Notes F and K).

Note I - Related Party Loans Payable to Officers/Stockholders

	6/30/05 Amount	12/31/04 Amount
Rick Carter	$ 170,000	$ 6,000
Ron Shapps	350,000	200,000
Michael Cahr	100,000	100,000
Warren Field	50,000	50,000
New Century Capital Consultants, Inc.	50,000	50,000
Keystone Nittany Ventures	137,835	113,353
Former President	142,915	142,916
Malibu Management Company	16,000	16,000
Alliance Finance Network	85,000	35,000
Jeff Neimen	50,000	--
John Niestrom	20,000	--
James Zimber	49,000	--
William Bossung	100,000	--
Total	$1,320,750	$ 713,269

<PAGE>

Note I - Related Party Loans Payable to Officers/Stockholders (Continued)

New Century Capital Consultants, Inc.-Note Payable The Company on March 16, 2004 entered into a convertible unsecured revolving promissory note agreement with New Century Capital Consultants, Inc. The lender is a stockholder in the Company via compensation it received (see Note H). The agreement allows for borrowings up to $500,000 of which $50,000 has been advanced currently. Interest accrues at the rate of 9% per annum payable along with the any outstanding principle balance on March 16, 2005, unless the note is in default. The lender may convert the principal amount and any accrued interest into common stock of the Company based upon a formula equal to 40% below the closing bid price of the stock starting after six months from execution of this agreement. Additionally, on a one time basis the lender upon written demand after the six months can require the Company to prepare and file a registration statement under the Securities and Exchange Act of 1933

for an offering of up to 1,000,000 shares. Also, the agreement allows for "piggyback registration" rights in that the Company must notify the lender and allow the lender to register its shares if the companies file such a registration statement. The agreement contains events of default such as bankruptcy, insolvency, defaults or rendering of judgments on indebtedness in excess of $75,000 on from any other lender. Additionally, the agreement contains certain covenants as prohibition of payment of dividends, retirements or redemptions of capital stock, or the transfer of material assets of the Company. Upon these acts of defaults, the entire amount of principal and interest is immediately due, and interest accrues at a rate of 15% per annum.

On October 18, 2004, the Company received notice from the lender that, in its opinion, the Company was in default on the arrangement as a result of distributions to classes of equity holders and possibly transfer of material assets. The lender has made assertions about misappropriation of corporate funds. Management of the Company finds these assertions as unfounded and feel the Company is in compliance with the terms of the agreement.

Keystone Nittany Ventures, Malibu Management Company and Alliance Financial Network

Keystone Nittany Ventures, Inc. (Keystone) and Malibu Management Company (Malibu) are corporations owned by the President of the Company, James Zimbler who is also a director and a major shareholder. Alliance Financial Network ("AFN") is a corporation owned by a Vice President of the Company who is also a director and shareholder. Keystone, Malibu and AFN have from time-to-time made advances to the Company. The loans are unsecured due on demand and call for interest of 8% per annum.

<PAGE>

Note I - Related Party Loans Payable to Officers/Stockholders (Continued)

Former President

The amount recorded by the Company represents the estimated fair value of the liability of the amount assumed at the time of purchase of APPC. It appears that the liability represents funds advanced for working capital. The obligation is unsecured, as no terms for repayment, and non-interest bearing. As a result of other contingencies that of the purchase of AAPC the final settled amount of this liability could be significantly different from the present recorded amount.

Other Stockholders

Warren Field, Rick Carter, Michael Cahr and Ron Shapps are related to the Company by virtue of being stockholders. The loans payable are unsecured, due on demand, and accrue interest of 7% per annum. Certain notes have provisions including options to purchase additional common shares at $.01 per share.

Note J - Stockholders' Equity

A consulting services agreement was entered into on October 9, 2003, with National Securities Corporation, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 12,500 shares post split of common stock of the Company.

A consulting services agreement was entered into on October 9, 2003, with New Century Consultants, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 50,000 shares post split of common stock of the Company.

A consulting agreement was entered into on October 10, 2003, with

Commonwealth Partners NY, LLC for a term of three years. The fee for this service is the issuance of 10,000 free trading shares post split and 15,000 restricted shares post split of common stock of the Company.

On January 27, 2004, the Company entered into a manufacturing agreement with the shareholders of International Pit Crew Express, Inc. ("IPC"), a Texas corporation, to acquire the exclusive right to manufacture petroleum products for IPC's customers within the United States, including the United States convenience store industry. As consideration for these rights, the Company issued 75,000 shares post split of common stock on April 2, 2004 to the shareholders of IPC. Additionally, the Company is to provide one half of the funds necessary for the purchase of machinery, and all related parts, supplies, and installation costs.

<PAGE>

Note J - Stockholders' Equity (Continued)

In conjunction with the change of control of the Company on August 11, 2004, 649,375 shares post split of common and 2,527,500 shares of preferred stock were issued to newly elected officers of the Company. The Company recognized the issuance as compensation expense of $1,516,500 for the year ended December 31, 2004. The value was based upon the closing price of the stock as quoted on the "electronic bulletin board market" on August 11, 2004. Series A Preferred Stock is convertible at a ratio of one share of Series A Preferred Stock to .5 shares of common stock. In addition, the Company entered into certain compensation agreements with these newly elected officers (see Note K).

Note K - Commitments and Contingencies

Compensation Agreements

In August 2004, the Company entered into a compensation agreement with Mr. William Bossung for the position of Vice President of Corporate Finance and a Director of the Company through December 2005 with a one year renewal. Compensation includes fees of $100,000 per annum and issuance of common and preferred stock.

In August 2004, the Company entered into a compensation agreement with Mr. Rick Carter for the position of Vice President through December 2005 with a one year renewal. Compensation includes fees of $80,000 per annum and issuance of common and preferred stock. This agreement was terminated effective

In August 2004, the Company entered into a compensation agreement with Mr. James W. Zimbler for the position of President and a Director of the Company through December 2005 with a one year renewal. Compensation includes fees of $144,000 per annum and issuance of common and preferred stock.

Effective January 1, 2005, the Company entered into a compensation agreement with Ronald Shapps for the position of Chairman of the Board of Directors through December 2005 with a one year renewal. Compensation includes fees of $144,000 and the issuance of common and preferred stock.

<PAGE>

Note K - Commitments and Contingencies (Continued)

Harris Bank

In conjunction with the Harris Bank attempting to collect their debt against certain parties as indicated above in Note F, the bank is requesting that the Company become a party to any forbearance as to collection of the debt, such as becoming a guarantor or buying life insurance for the original makers of the debt. The basis of their claims is that the Company is using facilities that secure the original borrowings. It is the opinion of management and counsel of the Company that there is no basis and claims or commitments since APPC or APG was not a borrower or a guarantor on the debt (management of Alliance are guarantors of the original debt based on their role as former shareholders/officers of Alliance before its acquisition by the Company). The Company entered into negotiations with the bank and is attempting to secure financing to purchase the operating assets being utilized in the operations at fair value. It is anticipated that an agreement will be signed by the end of the second fiscal quarter of 2005.

Compensation for Utilizing Operating Assets

As indicated in Note H, no rent or compensation of any type has been paid to the entities that claim to have legal title to the operating assets of APPC. Management has taken the position that since there was no contract or agreement to purchase or for the payment of rentals for these assets, therefore nothing is owed. The consolidated operations for the period since APPC was acquired do not contain any provision for compensation for use of the facilities. The owner (and former President of the Company and major shareholder) of the entity that owns the real estate is claiming a monthly rental amount of $15,000. This is a contingency relating to the business combination that could potentially result in an adjustment of the purchase price of APPC and additional charges to the Company's operations. The Company is in negotiations with the owner and anticipates that the dispute will be resolved and an agreement will be signed by the end of the second fiscal quarter of 2005.

Amendment of Alliance Petroleum Products Company Agreement

On June 24, 2004 the Company amended the original agreement removing the contingencies contained in the original document, the most significant being of refinancing certain debt owed Harris Bank (see Note F and above). As part of this amendment the original agreement stated APPC assumed all payment obligations and all other agreements of Alliance to the Harris Bank,; and all payment obligations and all other agreements of Alliance as set forth in the following four "Promissory Notes":

<PAGE>

Note K - Commitments and Contingencies (Continued)

Amendment of Alliance Petroleum Products Company Agreement (Continued)

o Alliance is to pay $200,000 to Richard Stiefel after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company and a major shareholder. Richard Stiefel is an officer in Alliance and former shareholder, and currently is an officer/director/ shareholder of the Company. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

- Alliance promises to pay American Group Financial, Inc. and/or Jesse Fuller $407,368 and any additional sums that AGF or Jesse Fuller owes to Harris Bank. Jesse Fuller is the owner of AGF, the former president of the Company, former director and still a major shareholder. The note accrues interest at 5% per annum. The note was due December 1, 2004. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

- Alliance is to pay $200,000 to Virginia Gefvert after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company, and a major shareholder. Virginia Gefvert was a former shareholder of Alliance. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

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Note K - Commitments and Contingencies (Continued)

Amendment of Alliance Petroleum Products Company Agreement (Continued)

- Alliance is to pay $200,000 to American Group Financial, Inc. after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company, and a major shareholder. Virginia Gefvert was a former shareholder of Alliance. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

Mining Lease

By a lease letter agreement effective March 9, 2001, and amended March 4, 2002 and September 4, 2002, the Company was granted the exclusive right to explore, develop and mine the Medicine Project property located in Elko County of the State of Nevada. The term of the lease was for 20 years, with automatic extensions so long as the conditions of the lease are met. During the year ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability.

Termination

During 2003, the Company agreed to issue 10,000 common shares post split to its former President for the settlement of management fees payable ($105,000), advances to the Company ($10,000) and termination expense ($355,000). The shares were valued at $2.35 per share, by prior consultants. These shares were issued to the former President and were accounted for as an addition to paid-in capital.

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Note K - Commitments and Contingencies (Continued)

Oilmatic Status - Subsequent Event

On December 3, 2004, the Registrant entered into a Letter of Intent, dated December 1, 2004, with Oilmatic Systems LLC of East Orange, New Jersey, whereby the Registrant would purchase Oilmatic Systems LLC and/Oilmatic International, Inc., for shares of common stock of the Registrant. Originally, it was anticipated that the transaction will close after the end of the first fiscal quarter of 2005. During the quarter ended June 30, 2005, management no longer felt that the mutual goals of both parties were attainable and the transaction with Oilmatic was cancelled

The Company had advanced Oilmatic Systems LLC $300,000 under the Letter of Intent. Pursuant to the Letter of Intent, if the transaction did not close, the amount would be a loan to Oilmatic Systems LLC, to be repayable on the ninth month anniversary of the date of the loan, together with interest at the floating prime rate.

Triton Petroleum, LLC- Subsequent Event

On July 1, 2005, American Petroleum Group, Inc., the Registrant and Company, entered into an Asset Purchase Agreement with Triton Petroleum, LLC, an Illinois Limited Liability Corporation ("Triton") whereby the Registrant purchased all the assets and operations of Triton, as follows:

On the Payment Date, which shall be the one year anniversary of the effectiveness of the Agreement, that being July 1, 2006, the Registrant shall pay to the Sellers the Purchase Price equal to three and one half (3.5) the net earnings of the assets and operations formerly owned by Triton.

The Purchase Price is to be paid as:
(a) Twenty-five (25%) in cash on the payment date, and
(b) with the balance of seventy-five percent (75%), payable over the following two years, in cash and stock, as agreed to by the parties.

In addition, current loans to Triton, totaling approximately three hundred thousand ($300,000), due and owing to the members of Triton, shall be paid over the twelve months from the Closing Date to the Payment Date.

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Notes to Consolidated Financial Statements - Continued
June 30, 2005
(Unaudited)

Some of the members of Triton, which sold the Assets to the Company are Officers/Directors, employees or former Directors of the Company. The sellers are as follows:

Keystone Capital Resources LLC
Controlled by our Interim President, James W. Zimbler

Rick Carter
Former Director

Christopher Hanson
Employee of our subsidiary, American Petroleum Products Corp.

Richard Steifel
President of our subsidiary, American Petroleum Products Corp.

George L. Riggs, III
Former Director and Chief Financial Officer

Michael S. Krome
Currently a Director and General Counsel

Robert Nelson - no relation to Registrant prior to transaction

Rule 504 - Regulating D Offering - Subsequent Event

On July 25, 2005, the Company conducted a Rule 504, Regulating D offering of $1,000,000 worth of Convertible Debentures of our subsidiary American Petroleum Products Company ("APPC"), to accredited investors in the State of Texas. Pursuant to the Offering, APPC issued the convertible debentures, which were convertible into shares of common stock. As part of the Offering, APPC is to be merged into the Company. Upon conversion into shares and merger of APPC into the Company the offering shares are issuable as shares of American Petroleum Group, Inc. A total of 2,500,000 shares of common stock were issued under the offering.

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ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATIONS.

FORWARD LOOKING STATEMENTS

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on our behalf. We disclaim any obligation to update forward-looking statements.

OVERVIEW

History and Organization
American Petroleum Group, Inc., formerly American Capital Alliance, Inc., formerly Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the State of Nevada on May 24, 2000. Prior to its acquisition of American Petroleum Products, Inc., formally Alliance Petroleum Products, Inc., the Company had limited business operations and was considered a development stage enterprise. The activities during that period principally have been limited to organizational matters, and examining business and financing opportunities for the Company.

Prior Business Matters and Failed Business Acquisitions. On March 9, 2001, we acquired a 20-year mining lease from Steve Sutherland, the owner of 24 unpatented lode-mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. The lease was terminated at some point.

During the nine months ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability. Please see the Company's Schedule 14C Information Statement as filed with the Securities and Exchange Commission on February 13, 2004 and mailed or furnished to Shareholders on February 17, 2004, and incorporated herein by reference, for additional details on this matter.

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On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under Rule 144 of the Securities Act of 1933 and at a later date, issue 5,000,000 common shares, restricted under Rule 144 subject to the Company paying not less than $1,000,000 accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business has to provide servicing for the oil and gas industry.

The Company determined that the transaction could not be completed due to the inability to complete a comprehensive due diligence. The shares of common stock previously transferred in anticipation of the completion of the transaction were returned to the treasury of the Company and canceled.

"TSG" Acquisition
On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company was to pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition and let the option lapse.

Motor Parts Waterhouse, Inc.
The Company issued 5,000,000 shares of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and pay $2,200,000. This MPW option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition and let the option lapse.

Alliance Petroleum Products Company
On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company is

to be issued to Worldlink International Network, Inc. upon 24 months from the date hereof. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose if the Company did not

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arrange the funding within 150 days from the date of the execution of the Alliance Agreement. Since the expiration of the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing. This was a material contingency to the transactions and as a result has to be resolved prior to recognition of a business combination. On June 24, 2004 (effective date July 1, 2004) the Company ("Prelude") now known as American Petroleum Group, Inc., ("AMPE") and Alliance Petroleum Products Company ("Alliance"), entered into an Amendment to the original Alliance Agreement, dated October 9, 2003 whereby all previous conditions and contingencies were deemed to have been completed or waived and the agreement amended as follows;

- 5,000,000 shares of AMAI voting capital stock are to be issued to the shareholders of Alliance in the same proportions as the first 5,000,000 shares were issued to them pursuant to the exchange of securities contemplated in the Agreement and Plan of Reorganization upon the execution of this Amendment. The exchange of securities also includes, 1,000,000 shares of preferred shares, with the necessary Certificate of Designation, to allow conversion at the rate of 1 share of preferred to ten (10) shares of common, and to permit the preferred shareholders to vote their shares, at any time after issuance, and after they have been converted, the shares be issued to the shareholders of American in the same proportions as the first 5,000,000 shares were issued to them pursuant to the Agreement and Plan of Reorganization:
- All the shares to the Alliance shareholders are no longer subject to a two-year restriction prior to sale or transfer, but are now only subject to those transfer restrictions under Rule 144 of the Securities Laws.
- AMAI assumes all payment obligations and all other agreements of Alliance as set forth in the including four "Promissory Notes"; and AMAI assumes all payment obligations and all other agreements of Alliance to the Harris Bank.

It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets. This is better described as the "threatened Litigation from Harris Bank" as set forth in Part II, Item 1. Litigation

The operations of Alliance have been consolidated with the results of AMAI since July 1, 2004. American Petroleum Group, Inc. which was formerly American Capital Alliance, Inc. (the "Company") is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities. The Company's current direction is in the manufacturing and distribution of petroleum and related products for the automotive industry. After the above acquisition, the Company is no longer considered a "development state entity"

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Oilmatic Systems LLC
On December 3, 2004, the Registrant entered into a Letter of Intent, dated December 1, 2004, with Oilmatic Systems LLC of East Orange, New Jersey, whereby the Registrant would purchase Oilmatic Systems LLC and/or Oilmatic International, Inc., for shares of common stock of the Registrant.

As part of the transaction, Michael Allora, President of Oilmatic would have assumed, after the closing of the transaction, the position of President and Chief Operating Officer of American Petroleum as well as Oilmatic. Mr. Allora has extensive experience in the delivery of bulk liquids and related products to businesses, retail and wholesale, in the restaurant field.

Oilmatic is a food service distribution company that supplies a closed loop Bulk Cooking Oil Supply and Management system. Its patented state of the art handheld Dipstick(R) design dispenses and removes cooking oil with the simple push of a button at the deep fryers. The system also consists of separate fresh oil and waste oil tanks. A key switch allows management to control unnecessary oil fills and disposals. This system completely eliminates the practice of employees manually removing hot used oil which significantly reduces slips, falls and burns, as well as the hard labor of unloading and retrieving heavy boxes of oil. Additionally, the system eliminates hazardous grease spills both inside and outside of the store that cause grease fires and grease trap build-ups that pollute our environment.

Effective May 20, 2005, Management no longer felt that the mutual goals of both parties were attainable and therefore the transaction with Oilmatic was cancelled between the Parties.

The Registrant had advanced Oilmatic Systems LLC $300,000 under the Letter of Intent. Pursuant to the Letter of Intent, if the transaction did not close, the amount would be a loan to Oilmatic Systems LLC, to be repayable on the ninth month anniversary of the date of the loan, together with interest at the floating prime rate.

SUBSEQUENT TRANSACTIONS

Triton Petroleum, LLC
On July 1, 2005, American Petroleum Group, Inc., the Registrant, entered into an Asset Purchase Agreement with TRITON PETROLEUM, LLC, an Illinois Limited Liability Corporation ("Triton") whereby the Registrant purchased all the assets and operations of Triton, as follows:

On the Payment Date, which shall be the one year anniversary of the effectiveness of the Agreement, that being July 1, 2006, the Registrant shall pay to the Sellers the Purchase Price equal to THREE AND ONE HALF (3.5) times the net earnings of the assets and operations formerly owned by Triton.

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The Purchase Price is to be paid as:
(a) TWENTY-FIVE PERCENT (25%) in cash on the payment date, and
(b) with the balance of SEVENTY-FIVE PERCENT, payable over the following two years, in cash and stock, as agreed to by the parties.

In addition, current loans to Triton, totaling approximately THREE HUNDRED THOUSAND DOLLARS ($300,000), due and owing to the members of Triton, shall be paid over the twelve months from the Closing date to the Payment Date.

Some of the members of Triton, which sold the Assets to the Registrant, are Officers/Directors, employees or former Directors of the Registrant. The sellers are as follows:

Keystone Capital Resources LLC
    Controlled by our former Interim President, James W. Zimbler
Rick Carter
    Former Director
Christopher Hanson
    Employee of our subsidiary, American Petroleum Products Corp.
Richard Steifel
President of our subsidiary, American Petroleum Products Corp.
George L. Riggs, III
    Former Director and Chief Financial Officer
Michael S. Krome
    Currently a Director and General Counsel
Robert Nelson - no relation to Registrant prior to transaction.

The assets purchased include the right to the name, Triton Petroleum, all operations and assets, including any leases, or sub-leases.

Triton purchases used oil from various consolidators of used petroleum such as gear oil, machine oils, etc. that have never been burnt before. It then transports the un-combusted, but unrefined oils back to its reclamation facility for refining. After a very detailed reclamation process, all impurities and contaminants are extrapolated out of the oil, through Triton's centrifuge operation, thus leaving it with a valuable renewable petroleum base oil. This base oil can be blended with new crude and other chemical components and bottled in our Bedford Park, Illinois facility. Using the renewable oils from Triton Petroleum will drastically reduce American Petroleum Products Company's (APPC) cost of base oil by 35%, and management feels that the acquisition of the assets of Triton petroleum, making APPC its only customer, will be an advantage with respect to earnings.

APPC has purchased this kind of oil in the past from various supplies, including Triton Petroleum, but owning the supplier creates a vertical integrated supply chain and giving AMPE a price advantage over its competitors in this highly competitive commodity market.

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PLAN OF OPERATIONS

We were a startup, development stage Company prior to the acquisition of American Petroleum Products Company ("APPC") and did not realize any revenues from our business operations until that time. However at time of acquiring APPC its sales volume was at a point below its break even point and therefore was losing money. Management of the Company feels that APPC is operating at a small percentage of its capacity with its major constraint on increasing volume being that of financing raw materials for manufacturing and some other limited variable manufacturing costs. In addition, it is currently not generating profits of sufficient amount to support the other operations of the parent Company. Accordingly, we must raise money from sources other than the operations of this business. Our only other source of cash at this time is investments by others in our Company. We must raise cash to complete the acquisitions and stay in business.

In order to raise capital for operations of the parent Company and to complete the Oilmatic transaction, the Company entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible debenture for a total amount of $500,000 at 7% interest. The Note is convertible into shares of common stock at a conversion price of $0.85 per share, at the option of the Lender. At the same time the Company entered into with Cornell Capital Partners LP a total Standby Equity Distribution Agreement for up to $10,000,000 equity line. Pursuant to the Standby Equity Distribution Agreement we are to file a registration statement 180 days after execution.

We must also obtain additional financing to either purchase our operating assets or obtain working capital for leasing arrangements

To meet our need for cash, we are attempting to raise debt and equity financing to complete the acquisitions described in this document and fund the Company's on-going operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions, we will have to find alternate sources such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and can not raise it, we will either have to suspend operations until we do raise the cash or cease operations entirely

Limited Operating History.
The only historical financial information about our Company on which to base an evaluation of our performance is the last nine months after the acquisition of APPC which was generating losses at the time of acquisition. We cannot guarantee we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the

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capital required to fund additional proposed acquisitions and our on-going operations.

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to shareholders.

Liquidity, Capital Resources and Operations
Since the Company's inception, the Company has raised funds from officer/stockholder advances, from private sales of its common shares and approximately $500,000 from sale of borrowed stock contributed by the Company's promoters. This money has been utilized for start-up costs and operating capital.

In this regard, the Company's plan of operations for the next 12 months is to pursue profitable business acquisitions, and obtain financing to increase the sale volume of APPC. Product research and development is expected to be minimal during the period. Additionally, the Company does not expect any change in number of employees other than through acquisitions.

Results of Operations:
Three Months Ended June 30, 2005 v. Three Months Ended June 30, 2004

For the Quarter Ending June 30, 2005 v. June 30, 2004, the Company had $380,147 in sales, and cost of revenues and other expenses of $1,255,643, including $735,000 in compensation expense related to the issuance of stock for services rendered. This is in comparison to $-0- in sales and cost of revenues and expenses of $102,347.

Six Months Ended June 30, 2005 v. Six Months Ended June 30, 2004

For the Six months ending June 30, 2005 v. June 30, 2004, the Company had $765,048 in sales, and cost of revenues and other expenses of $5,205,992, including $1,425,000 in compensation expense related to the issuance of stock for services rendered and $2,782,500 in financing expense related to the issuance of stock in relation to financing activities. This is in comparison to $-0- in sales and cost of revenues and expenses of $152,172.

Liquidity and Financial Resources:

During the six months ended June 30, 2005, net cash used by operating activities was $3,781,751. The Company incurred a net loss of $1,140,013 for the three months ended June30, 2005; the company still has a net operating loss even if the stock compensation expense of $735,000 had not been incurred. Additionally

at June 30, 2005, current liabilities and long-term liabilities exceed current assets by approximately $2,058,689; these factors raise substantial doubt about the Company's ability to continue as a going concern. The Company anticipates that in order to fulfill its plan of operation including payment of certain past liabilities of the company, it will need to seek financing from outside sources. The company is currently pursuing private debt and equity sources. It is the intention of the Company's management to also improve profitability by significantly reducing operating expenses and to increase revenues significantly, through growth and acquisitions. The Company is actively in discussion with one or more potential acquisition or merger candidates. There is no assurance that the company will be successful in raising the necessary funds nor there a guarantee that the Company can successfully execute any acquisition or merger transaction with any company or individual or if such transaction is effected, that the Company will be able to operate such company profitably or successfully.

Administrative expenses for the three months ended June 30, 2005, including stock compensation expense were $1,230,980, resulting in losses from operations of $1,115,352. Included in these amounts are expenses for stock compensation of $735,000. The increases in the remainder of Administrative expensed are due to the start up of the operations due to increases in personnel, professional, professional fees, and a generally higher level of fixed administrative expenses. It is anticipated by the Registrant that General and Administrative costs will remain relatively the same, while Revenues and Gross profit will increase as a result of the business derived from APPC.

Inflation
The amounts presented in the financial statements do not provide for the effect of inflation on the Company's operations or its financial position. Amounts shown for machinery, equipment and leasehold improvements and for costs and expenses reflect historical cost and do not necessarily represent replacement cost. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Provision for Income Taxes
The company has determined that it will more likely than not use any tax net operating loss carry forward in the current tax year and has taken and therefore has a valuation amount equal to 100% of any asset.

Contingencies
Harris Bank
In conjunction with the Bank attempting to collect their debt against certain parties, the bank is requesting that the Company become a party to any forbearance as to collection of the debt, such as becoming a guarantor or buying life insurance for the original makers of the debt. The basis of their claims is that the company is using facilities that secure the original borrowings. It is the opinion of management and counsel of the company that there is no basis and

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claims or commitments since Alliance or the Company was not a borrower or a guarantor on the debt (management of Alliance are guarantors of the original debt). The Company has a tentative agreement to resolve al potential claims with the bank and is attempting to secure financing to purchase the operating assets being utilized in the operations at fair value.

Compensation for Utilizing Operation Assets

No rent or compensation of any type has been paid to the entities that claim to have legal title to the operating assets of Alliance. Management has taken the position that since there was no contract or agreement to purchase or for the payment of rentals for these assets, therefore nothing is owed. The consolidated operations for the period since Alliance was acquired do not contain any provision for compensation for use of the facilities; The owner (and former president of the Company and major shareholder) of the entity that owns the real estate had previously had Alliance recorded $15,000 in rent a month with a corresponding increase to an amount payable to this entity; This is a contingency relating to the business combination that could potentially result in an adjustment of the purchase price of Alliance or additional charges to operations.

Amendment of Alliance Petroleum Products Company Agreement

On June 24, 2004 the Company amended the original agreement removing the contingencies contained in the original document, the most significant being of refinancing certain debt owed Harris Bank. As part of this amendment the document stated Alliance assumed assumes all payment obligations and all other agreements of Alliance to the Harris Bank, and all payment obligations and all other agreements of Alliance as set forth in the following four "Promissory Notes".:

- Alliance is to pay $200,000 to Richard Stiefel after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company and a major shareholder. Richard Stiefel is an officer in Alliance and former shareholder, and currently is an officer/director/ shareholder of the Company. It is the position of the Company that since the funding from Cornell Capital Corporation was not completed and it is unlikely to be completed that there is no basis for this liability.
- Alliance promises to pay American Group Financial, Inc. and/or Jesse Fuller $407,368.09 and any additional sums that AGF or Jessee Fuller owes to Harris Bank. Jessee Fuller is the owner of AGF, the former president of the Company, former director and still a major shareholder. The note accrues interest at 5% per annum. The note due December 1, 2004.

Management of the Company's position is that there was not consideration for the note and that Alliance was never a party on any debt obligations to Harris Bank.

- o Alliance is to pay $200,000 to Virginia Gefvert after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company, and a major shareholder. Virginia Gefvert was a former shareholder of Alliance. It is the position of the Company that since the funding from Cornell Capital Corporation was not completed and it is unlikely to be completed that there is no basis for this liability.
- o Alliance is to pay $200,000 to American Group Financial, Inc. after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company, and a major shareholder. Virginia Gefvert was a former shareholder of Alliance. It is the position of the Company that since the funding from Cornell Capital Corporation was not completed and it is unlikely to be completed that there is no basis for this liability.

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Much of the information included in filing includes or is based upon estimates, projections or other "forward looking statements". Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other "forward-looking statements" involve various risks and uncertainties as outlined above. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward-looking statements".

Our common shares are considered speculative during our search for a new business opportunity. Prospective investors should consider carefully the risk factors set out below.

Government Regulation

To the best of our knowledge, we are not currently subject to direct federal, state or local regulation in the United States, other than regulations applicable to businesses generally.

Key personnel

All of our present officers or directors are key to our continuing operations, we rely upon the continued service and performance of these officers and directors, and our future success depends on the retention of these people, whose knowledge of our business and whose technical expertise would be difficult to replace. At this time, none of the officers or directors is bound by employment agreements, and as a result, any of them could leave with little or no prior notice.

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If we are unable to hire and retain technical, sales and marketing and operations personnel, any business we acquire could be materially adversely affected. It is likely that we will have to hire a significant number of additional personnel in the future if we identify and complete the acquisition of a business opportunity, or if we enter into a business combination. Competition for qualified individuals is likely to be intense, and we may not be able to attract, assimilate, or retain additional highly qualified personnel in the future. The failure to attract, integrate, motivate and retain these employees could harm our business.

Limited Operating History. Need for Additional Capital

There is limited financial information about our Company on which to base an evaluation of our performance. We were a development stage Company prior to the acquisition of APPC and have not generated any substantial revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund the proposed acquisitions and our on-going operations.

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to shareholders.

We have not conducted or received results of market research indicating that there is a demand for the acquisition of a business opportunity or business combination as contemplated by our company. Even if there is demand for the acquisition of a business opportunity or combination as contemplated, there is no assurance we will successfully complete such an acquisition or combination.

Regulation

Although we will be subject to regulation under the Securities Exchange Act of 1934, management believes that we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities. In the event that we engage in business combinations which result in us holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940, meaning that we would be required to register as an Investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to the status of our company under the Investment Company Act of 1940 and, consequently, any violation of such act would subject us to material adverse consequences.

Uncertain Ability to Manage Growth

Our ability to achieve any planned growth upon the acquisition of a suitable business opportunity or business combination will be dependent upon a number of factors including, but not limited to, our ability to hire, train and

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assimilate management and other employees and the adequacy of our financial resources. In addition, there can be no assurance that we will be able to manage successfully any business opportunity or business combination. Failure to manage anticipated growth effectively and efficiently could have a materially adverse effect on our business.

"Penny Stock" Rules May Restrict the Market for the Company's Shares

Our common shares are subject to rules promulgated by the Securities and Exchange Commission relating to "penny stocks," which apply to companies whose shares are not traded on a national stock exchange or on the NASDAQ system, trade at less than $5.00 per share, or who do not meet certain other financial requirements specified by the Securities and Exchange Commission. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitable inquiries of investors, and provide investors with certain information concerning the risks of trading in the such penny stocks. These rules may discourage or restrict the ability of brokers to sell our common shares and may affect the secondary market for our common shares. These rules could also hamper our ability to raise funds in the primary market for our common shares.

Possible Volatility of Share Prices

Our common shares are currently publicly traded on the Over-the-Counter Bulletin Board service of the National Association of Securities Dealers, Inc. The trading price of our common shares has been subject to wide fluctuations. Trading prices of our common shares may fluctuate in response to a number of factors, many of which will be beyond our control. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with no current business operation. There can be no assurance that trading prices and price earnings ratios previously experienced by our common shares will be matched or maintained. These broad market and industry factors may adversely affect the market price of our common shares, regardless of our operating performance.

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for us and a diversion of management's attention and resources.

Indemnification of Directors, Officers and Others

Our by-laws contain provisions with respect to the indemnification of our officers and directors against all expenses (including, without limitation, attorneys' fees, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that the person is one of our officers or directors) incurred by an officer or director in defending any such proceeding to the maximum extent permitted by Nevada law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of our company under Nevada law or otherwise, we have been advised the opinion of the

<PAGE>

Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Anti-Takeover Provisions

We do not currently have a shareholder rights plan or any anti-takeover provisions in our By-laws. Without any anti-takeover provisions, there is no deterrent for a take-over of our company, which may result in a change in our management and directors.

Reports to Security Holders

Under the securities laws of Nevada, we are not required to deliver an annual report to our shareholders but we intend to send an annual report to our shareholders.

ITEM 3. CONTROLS AND PROCEDURES

The registrant's new Principal executive financial officer, based on his evaluation of the registrant's disclosure controls and procedures (as defined in Rules 13a-14 (c) of the Securities Exchange Act of 1934) as of June 30, 2005 has concluded that the registrants' disclosure controls and procedures are adequate and effective to ensure that material information relating to the registrants and their consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, particularly during the period in which this quarterly report has been prepared.

The registrant's principal executive officers and principal financial officer have concluded that there were no significant changes in the registrant's internal controls or in other factors that could significantly affect these controls subsequent to June 30, 2005 the date of their most recent evaluation of such controls, and that there was no significant deficiencies or material weaknesses in the registrant's internal controls.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.

We know of no material, active or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceedings or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholders are an adverse party or have a material interest adverse to us.

There is a threatened action by the Harris Bank of Chicago, Illinois with respect to a defaulted loan agreement. Harris Bank claims to have a lien on the equipment used by the Registrant in its operations. The Registrant has had

<PAGE>

contact with Harris Bank and is attempting to resolve the matter. The debt was reduced from an original indebtedness of $2.35 million to a final reduced amount of $1.4 million. Terms of the debt with Harris Bank of Chicago, Illinois include a four-year term of repayment, with interest at 6% on a 20 year amortization schedule, and a balloon payment at the end of the term. Upon the Company making a down payment, the terms of the transaction will be finalized. In addition, we have reached a tentative settlement with American Financial, the owner of the real property where our subsidiary conducts operations.

The Company received a letter, dated February 28, 2005, from the Attorney for Concentric Consumer Marketing, Inc., in connection with certain sums owed by American Petroleum Products Corporation ("APPC"), a wholly owned subsidiary of the Company, in the amount of $13,000 per month for the past four (4) months, for services. There is no way to determine at this time the validity of the claim, or any possible outcome or if the claim is material to the Company, or even if litigation will be commenced against the Company and/or APPC. The Company has reached a settlement with Concentric Consumer Marketing, Inc., and expects to execute a Settlement Agreement shortly.

ITEM 2. CHANGES IN SECURITIES

None

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

None

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

ITEM 5. OTHER INFORMATION

On July 25, 2005, we conducted a Rule 504, Regulating D offering of $1,000,000 worth of Convertible Debentures of our subsidiary American Petroleum Products Company ("APPC"), to accredited investors in the State of Texas. Pursuant to the Offering, APPC issued the convertible debentures, which were convertible into shares of common stock. As part of the Offering, APPC is to be merged into the Registrant. Upon conversion into shares and merger of APPC into the Registration the offering shares are issuable as shares of American Petroleum Group, Inc. A total of 2,500,000 shares of common stock were issued under the offering.

<PAGE>

Effective August 1, 2005, the following individuals resigned as members of the Board of Directors and/or as Principal Officers of the registrant.

James W. Zimbler	Director and Interim President
William Bossung	Director

The Directors resigning have stated in their resignation letters that their resignation does not in any way imply or infer that there is any dispute or disagreement relating to the Company's operations, policies or practices.

Each resigning Director has been provided a copy of his disclosure, no less that the day the Registrant is filing the disclosure with the Commission. Each Director will be given an opportunity to furnish the Registrant a letter or response, that he agrees with the statements made by the Registrant in this Section 5.02, and if not, stating the respects in which he does not agree.

The following individuals have been appointed by the Board of Directors to the positions indicated, effective August 1, 2005:

Name	Age	Position
George Campbell	39	President and Chief Executive Officer
James J.Carroll	54	Director and Chief Accounting/Financial Officer

George Campbell, President and Chief Executive Officer
From 2001 until 2005 , Mr. Campbell was President of George Campbell Consulting, where he was responsible for the entire operation. From 2000 until 2001, Mr. Campbell was a Business Strategy Consultant for Scient Corp., where he was responsible for providing clients with business advice as it related to internet activities. From 1997 until 2000, Mr. Campbell was with Navistar International Transportation Corp., where he had a variety of positions, most recently Director of Strategic Planning for the Truck Group. He was responsible for leading the leadership of the Truck Group through processes of reorganization and strategy development.

Mr. Campbell comes to American Petroleum with a distinguished track record that includes over 13 years of management experience in both start-up and large company manufacturing. He spent 8 years with AlliedSignal and Navistar International as a finance and strategy leader, where he led multiple restructuring, cost, business development, and quality improvement efforts. Most recently, Mr. Campbell's background includes extensive experience as a consultant to both emerging growth and well established businesses the areas of cost competitiveness and quality improvement. Mr. Campbell has been a business consultant to both start ups and Fortune 1000 clients since 2000, with a focus on strategic restructurings and quality improvements. Prior to that, Mr. Campbell worked for both Navistar International and AlliedSignal in various finance and strategy positions. He has an MBA from the University of Michigan and a BA from the University of Wisconsin.

<PAGE>

James J. Carroll, 54, Director and Chief Accounting/Financial Officer
James J. Carroll was appointed our Chief Financial Officer in March, 2005. He is the founder of Kevney Consulting Group, Ltd (Kevney), and has been active in Kevney since 2001. Kevney provides diversified financial and management services to its clients, including merger and acquisition, reorganization and debt financing consulting and interim chief financial officer services. Mr. Carroll has over 30 years of diversified financial experience, including 13 years in public accounting with 5 years as a partner with a regional public accounting firm. He also has over 15 years of experience in private industry, including positions as COO and CFO for various manufacturing and distribution companies.

ITEM 6. EXHIBITS

a. Exhibits:
3.1 Articles of Incorporation of the Registrant, as amended*
3.2 By-laws of the Registrant, as amended* 31.1 Section 302 Certification of Chief Executive Officer (1)
31.2 Section 302 Certification of Chief Accounting/Financial Officer (1)
32.1 Section 906 Certification of Chief Executive Officer (1)
32.2 Section 906 Certification Chief Accounting/Financial Officer (1)

----

* Previously filed as an exhibit to the Company's Form 10-SB filed on June 26, 2001

(1) Filed herewith

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2005 American Petroleum Group, Inc.

/s/ George Campbell

George Campbell, President and Chief Executive Officer

/s/ James Carroll

James Carroll, Chief Financial Officer

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>NT 10-Q
<SEQUENCE>1
<FILENAME>v023948.txt
<TEXT>

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-49950

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
[ ] Form N-SAR

For Period Ended: June 30, 2005

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form.
Please print or type.

Nothing in this form shall be construed to imply
that the Commission has verified any
information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

American Petroleum Group, Inc.
Full Name of Registrant

Former Name if Applicable

1400 N. Gannon Drive
2nd Floor
Hoffman Estates, IL 60194
Address of Principal Executive Office (Street and Number)
City, State and Zip Code

<PAGE>

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant cannot complete filing because Officers' responsible for preparing report were not able to furnish reports to the Auditor due to other Company matters and difficulty in obtaining certain information.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

George Campbell (847) 805-0125
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

<PAGE>

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMERICAN PETROLEUM GROUP, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2005

By: /s/ George Campbell

George Campbell,
President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

(Form 12b-25-07/99)
</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>10QSB/A
<SEQUENCE>1
<FILENAME>v023422_10qsb-a.txt
<TEXT>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-QSB/A

Quarterly Report Pursuant to Section 13 or 15(D) of The Securities Act of 1934

For the quarterly period ended: March 31, 2005

Commission file number: 000-49950

AMERICAN PETROLEUM GROUP, INC.
(Exact name of small business issuer as specified in its charter)

Nevada 98-0232018
(State or other jurisdiction of (IRS Employee Identification No.)
incorporation or organization)

1400 N. Gannon Drive, 2nd Floor, Hoffman Estates, IL 60194
(Address of principal executive offices)

(847) 805-0125 (Issuer's telephone number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes |X| No |_|

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Common Stock, $0.0001 par value	12,036,750
(Class)	(Outstanding as of May 17, 2005)

<PAGE>

AMERICAN PETROLEUM GROUP, INC.
FORM 10-QSB
March 31, 2005

INDEX

Part II -OTHER INFORMATION

<PAGE>

PART I: FINANCIAL INFORMATION

AMERICAN PETROLEUM GROUP, INC.
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

MARCH 31, 2005

TABLE OF CONTENTS

PAGE

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY
Interim Balance Sheets
March 31, 2005 and December 31, 2004

<TABLE>
<CAPTION>

<S>	(UNAUDITED) MARCH 31, 2004 <C>	(Audited) December 31, 2005 <C>
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 139,705	$ 801
Trade accounts receivable, net of allowance of $22,700 for doubtful accounts	241,579	291,846
Advances to others	236,837	100,000
Acquisition deposits	12,500	--
Inventory	230,187	254,944

TOTAL CURRENT ASSETS	860,808	647,591
EQUIPMENT		
Equipment	6,068	6,068
Less accumulated depreciation	2,523	2,023
	3,545	4,045
TOTAL ASSETS	$ 864,353	$ 651,636
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
CURRENT LIABILITIES		
Book overdraft	$ --	$ 5,523
Trade accounts payable	490,929	629,825
Accrued interest	11,392	32,000
Accrued professional fees	--	45,000
Accrued expenses	10,497	11,187
Notes payable to stockholders	925,000	500,000
Loans payable to officers/stockholders	647,915	713,269
TOTAL CURRENT LIABILITIES	2,085,733	1,936,804
COMMITMENTS AND CONTINGENCIES (NOTES B, F, G, I AND K)		
STOCKHOLDERS' EQUITY (DEFICIT)		
Preferred stock; 5,000,000 shares; 3,677,500 shares and 2,527,500 issued and outstanding in 2004 and 2003, respectively	36,775	25,275
Common stock, $0.001 par value; 100,000,000 shares authorized; 8,723,000 and 3,635,000 shares issued and outstanding in 2004 and 2003, respectively	8,723	3,740
Additional paid-in capital	15,416,783	11,523,435
Retained deficit	(16,683,661)	(12,837,618)
	(1,221,380)	(1,285,168)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 1,789,353	$ 1,151,636

</TABLE>

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY
Interim Statements of Operations
Three Month Periods Ended March 31, 2005 and 2004

	(UNAUDITED) MARCH 31, 2005	(Unaudited) March 31, 2004
NET SALES	$ 384,901	$ --
COST OF GOODS SOLD	280,595	--
GROSS PROFIT	104,306	--
EXPENSES		
Acquisition expense	--	10,000
Professional fees	72,647	33,715
Office expenses	37,340	350
Compensation expenses	690,000	--

Payroll and payroll taxes	266,433	--
Licenses and insurance	12,954	--
Outside sales	36,300	--
Rent and taxes	4,000	--
Repairs and maintenance	595	--
Utilities	9,735	--
Vehicles	693	--
Telephone	7,251	--
Plant equipment	2,743	--
Depreciation	500	--
Advertising and promotion	395	--
Travel and entertainment	16,146	3,977
Financing expense	2,782,500	
Other	5,106	1,783
TOTAL EXPENSES	3,945,338	49,825
LOSS BEFORE OTHER ITEMS	(3,841,032)	(49,825)
OTHER INCOME (EXPENSE)		
Interest expense	(10,417)	--
Other income	5,406	--
TOTAL OTHER INCOME (EXPENSE)	(5,011)	--
NET LOSS	$ (3,846,043)	$ (49,825)
Loss per share	$ (0.71)	$ (0.066)
Weighted average number of shares outstanding	5,401,000	750,000

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Interim Statements of Stockholders' Equity (Deficit)
Three Month Periods Ended March 31, 2005 and Year Ended December 31, 2004

<TABLE>
<CAPTION>

	Preferred Stock		Common Stock		Additional Paid-In Capital
(AUDITED)	Number	Par Value	Number	Par Value	
<S>	<C>	<C>	<C>	<C>	<C>
BALANCE AT DECEMBER 31, 2003	--	$ --	1,415,000	$ 1,415	$ 9,328,585
Net loss	--	--	--	--	--
Stock shares issued	2,527,500	25,275	2,598,700	2,599	2,194,576
Retired common shares	--	--	(273,700)	(274)	274
(AUDITED) BALANCE AT DECEMBER 31, 2004	2,527,500	25,275	3,740,000	3,740	11,523,435
Net loss	--	--	--	--	--

Stock shares issued	1,150,000	11,500	4,983,000	4,983	3,893,348
(UNAUDITED) BALANCE AT MARCH 31, 2005	3,677,500	$ 36,775	8,723,000	$ 8,723	$ 15,416,783

</TABLE>

(AUDITED)	Retained Earnings (Deficit)	Total
BALANCE AT DECEMBER 31, 2003	$ (9,662,160)	$ (332,160)
Net loss	(3,175,458)	(3,175,458)
Stock shares issued	--	2,222,450
Retired common shares	--	--
(AUDITED) BALANCE AT DECEMBER 31, 2004	(12,837,618)	(1,285,168)
Net loss	(3,846,043)	(3,846,043)
Stock shares issued	--	3,909,831
(UNAUDITED) BALANCE AT MARCH 31, 2005	$(16,683,661)	$ (1,221,380)

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Interim Statements of Cash Flows
Three Month Periods Ended March 31, 2005 and 2004

<TABLE>
<CAPTION>

<S>	(UNAUDITED) MARCH 31, 2005 <C>	(Unaudited) March 31, 2004 <C>
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (3,846,043)	$ (49,825)
Compensation, consulting, financing and termination expenses in exchange for shares	3,472,500	--
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	500	--
(Increase) decrease in operating assets:		
Trade accounts receivable	50,267	--
Advances to others	(136,837)	--
Inventory	24,757	--
Acquisition deposits	(12,500)	(26,000)
Book overdraft	(5,523)	--
Increase (decrease) in operating liabilities:		
Trade accounts payable	(138,896)	23,347
Accrued expenses	(66,298)	--

NET CASH USED IN OPERATING ACTIVITIES	(658,073)	(52,478)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of common stock	1,008	--
Increase in additional paid-in capital	424,823	18,000
Issuance of preferred stock	11,500	--
Proceeds from loans payable	359,646	--
NET CASH PROVIDED BY FINANCING ACTIVITIES	796,977	18,000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	138,904	(34,478)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	801	35,432
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 139,705	$ 954

</TABLE>

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited)

NOTE A - COMPANY

The Board of Directors (the "Board") by unanimous written consent dated as of November 18, 2003, and certain stockholders (the "Majority Stockholders") owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of November 18, 2003, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of Nevada, changed the Company's name to "American Capital Alliance, Inc." from Prelude Ventures, Inc. The name of the Company was changed again on November 1, 2004 to American Petroleum Group, Inc. ("APG") by a vote of the security holders.

APG is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities. APG's current direction is in the manufacturing and distribution of petroleum and related products for the automotive industry. On July 1, 2004, APG acquired 100% of the outstanding stock of American Petroleum Products Company ("APPC"). The accompanying consolidated financial statements include the results of operations of APPC beginning on July 1, 2004. After the above acquisition, the Company is no longer considered a "development stage entity".

NOTE B - CONTINUANCE OF OPERATIONS

The financial statements have been prepared using accounting principles generally accepted in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At March 31, 2005, the Company had accumulated losses of $16,683,661 since its inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. The Company is currently pursuing new debt and equity financing in conjunction with future acquisitions. Additionally, approximately $264,000 was raised during the quarter ended March 31, 2005 from loans payable to officers/stockholders (see Note I) whose proceeds were used for working capital needs, as well as a down payment toward the purchase of an option on one of the proposed acquisitions.

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of American Petroleum Group, Inc. and its wholly owned subsidiary, American Petroleum Products Company (the "Company") after elimination of significant intercompany transactions and accounts.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited)

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE
Revenue is recognized when the title to inventory is transferred.

TRADE RECEIVABLES
Concentration of credit risk with respect to receivables, which are unsecured are generally limited due to the wide variety of customers and markets using the Company's products, as well as their dispersion across many geographic areas. The Company maintains allowances for potential credit losses, and such losses have been minimal and within management's expectations. The allowance for doubtful accounts is estimated based on various factors including revenue, historical credit losses and current trends.

INVENTORY
Inventory consisted of primarily raw materials (oil, additives and packaging material) and is valued at the lower of cost or market applied on a first-in, first-out basis.

USE OF ESTIMATES IN FINANCIAL STATEMENT PREPARATION
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

CASH AND CASH EQUIVALENTS
For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

DEPRECIATION
Depreciation of equipment is computed using the straight-line method for financial statements and income tax reporting purposes.

ADVERTISING COSTS
Advertising costs are expenses as incurred.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited)

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES
The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109, "Accounting for Income Taxes". Under this method, deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax laws. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized (see Note D).

BASIC LOSS PER SHARE
The Company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share is not presented (see Note I). On August 25, 2004, the Company approved a one-for-twenty reverse stock split; all per share amounts have been retroactively adjusted.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturity of those instruments. At March 31, 2005 and December 31, 2004, the Company estimates that the fair value of its notes payable are not materially different from its financial statement carrying value, except for the liability for stock borrowings (see Note G).

NEW ACCOUNTING PRONOUNCEMENTS
Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

IMPAIRMENT OF LONG LIVED ASSETS

The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. In the opinion of management, no such impairment existed at March 31, 2005. See Note F concerning impairment of goodwill.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited)

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECLASSIFICATIONS
Certain prior period amounts have been reclassified to conform to the current year presentation.

NOTE D - INCOME TAXES

DEFERRED TAX ASSETS
The Financial Accounting Standards Board issued Statement No. 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after March 15, 1992. FAS 109 requires the use of the asset and liability method of accounting for income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The following table summarizes the significant components of the Company's deferred tax assets:

<TABLE>
<CAPTION>

<S>	2005 <C>	2004 <C>
Gross deferred tax assets (non-capital loss carryforward)	$ 5,673,000	4,365,000
Valuation allowance for deferred tax asset	(5,673,000)	(4,365,000)
	$ --	$ --

</TABLE>

INCOME TAXES
No provision for income taxes has been provided in these consolidated financial statements due to the net loss. At March 31, 2005 and December 31, 2004, the Company has net operating loss carryforwards, which expire commencing in 2022, totaling approximately $16,650,000 and $12,800,000, respectively, the benefit of which has not been recorded in the financial statements due to the future uncertainty of the generations of earnings by the Company.

NOTE E - NON-CASH TRANSACTIONS

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement.

<PAGE>

NOTE E - NON-CASH TRANSACTIONS (CONTINUED)

The Company has recorded a termination expense in respect to the termination of its former President and has issued 200,000 common shares at $2.35 per share to satisfy the total liability which includes the termination expense, unpaid management fees and unpaid advances to the Company (see Note I).

During 2004, the Company entered into a business combination and acquired certain operating assets of APPC in exchange for Company stock (see Note F).

NOTE F - BUSINESS COMBINATIONS

BUSINESS ACQUISITION CANCELLED
On April 1, 2003, the Company entered into an agreement to acquire

100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under Rule 144 of the Securities and Exchange Act and at a later date, issue an additional 5,000,000 common shares, restricted under Rule 144 of Securities and Exchange Act, subject to the Company paying not less than $1,000,000 in accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business is to provide servicing for the oil and gas industry.

The Company has determined that the transaction cannot be completed due to the inability to complete a comprehensive due diligence. Therefore, the shares previously outstanding were returned to the treasury of the Company on February 25, 2004.

"TSG" ACQUISITION
On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company was to pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition. The contractual amount of the option was never fully paid, however, amounts advanced for the option purchase and associated acquisition expenses resulted in an $185,000 charge to operations for the year ended December 31, 2003 and $10,000 for the year ended December 31, 2004.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited)

NOTE F - BUSINESS COMBINATIONS (CONTINUED)

MOTOR PARTS WATERHOUSE, INC.
The Company issued 5,000,000 shares of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and pay $2,200,000. This MPW option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition.

ALLIANCE PETROLEUM PRODUCTS COMPANY
On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company is to be issued to Worldlink International Network, Inc. upon 24 months from the above date. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose, if the Company did not arrange the funding within 150 days from the date of the execution of the Alliance Agreement. Since the option period has expired, the principals of the transactions have

verbally agreed to extend the option period pending completion of the financing. This was a material contingency to the transactions and as a result had to be resolved prior to recognition of a business combination. On June 24, 2004 (effective date July 1, 2004) the Company ("Prelude") then known as American Capital Alliance, Inc., ("AMAI") and Alliance Petroleum Products Company ("Alliance"), entered into an Amendment to the original Alliance Agreement, dated October 9. 2003 whereby all previous conditions and contingencies were deemed to have been completed or waived and the agreement amended as follows:

<PAGE>

NOTE F - BUSINESS COMBINATIONS (CONTINUED)

ALLIANCE PETROLEUM PRODUCTS COMPANY (CONTINUED)

- 5,000,000 shares of AMAI voting capital stock are to be issued to the shareholders of Alliance in the same proportions as the first 5,000,000 shares were issued to them pursuant to the exchange of securities contemplated in the Agreement and Plan of Reorganization upon the execution of this Amendment. The exchange of securities also includes, 1,000,000 shares of preferred shares, with the necessary Certificate of Designation, to allow conversion at the rate of 1 share of preferred to ten (10) shares of common, and to permit the preferred shareholders to vote their shares, at any time after issuance, and after they have been converted, the shares be issued to the shareholders of American in the same proportions as the first 5,000,000 shares were issued to them pursuant to the Agreement and Plan of Reorganization.

- All the shares to the Alliance shareholders are no longer subject to a two year restriction prior to sale or transfer, but are now only subject to those transfer restrictions under Rule 144 of the Securities Laws.

- AMAI assumes all payment obligations and all other agreements of Alliance as set forth in the including four "Promissory Notes"; and AMAI assumes all payment obligations and all other agreements of Alliance to the Harris Bank. (See Note K)

The operations of Alliance have been consolidated with the results of AMAI since July 1, 2004.

The aggregate acquisition price was $856,200, which consisted of 1,107,500 of the Company's common stock valued at $0.54 and cash advances outstanding to Company at the time of consummation of the transactions. The value of the stock was determined based on the approximate average market price of the shares on August 11, 2004 (change in control date) and discounted for factors such a limited market for the stock.

<PAGE>

NOTE F - BUSINESS COMBINATIONS (CONTINUED)

ALLIANCE PETROLEUM PRODUCTS COMPANY (CONTINUED)
Following is a condensed balance sheet showing the fair values of assets acquired and the liabilities assumed as of the date of the acquisition:

Current assets	$ 498,087
Property and equipment	3,068
Goodwill arising in the acquisition	822,262
	$ 1,323,417
Current liabilities	$ 341,642
Current maturities of long-term debt	125,575
Net assets acquired	856,200
	$ 1,323,417

The Company acquired only minimal property, plant and equipment in the transaction; Alliance does not have title to these production assets. Additionally, no expense has been recognized during the quarter ended March 31, 2005 for compensation for the use of the machinery and equipment to a corporation representing the predecessor operation to Alliance and to an entity that owned the real estate. The predecessor company was owned by the former officers of APPC who are also stockholders and directors of the Company; the real estate company is owed by the former president and a major stockholder of the Company; The assets of these entities secure obligations to Harris Bank as a result of certain transactions entered into by the predecessor company, the real estate company or their owners. A security interest had been entered into to as a result of these prior lending activities with appropriate lien filed and personal guarantee of the principals, some who are currently officers of the Company or Alliance. Harris Bank has threatened foreclosure if the prior borrowers can not reach terms allowing the bank to forebear the defaults. (See Note K)

Goodwill (excess of purchase price over net assets acquired) of $822,262 arising in the above described acquisition had been recognized at the time of purchase. Subsequently, management determined that the goodwill value was totally impaired as APPC is operating on a negative cash flow basis and, therefore, the recoverability of the asset is uncertain and was fully written off in December 31, 2004.

<PAGE>

NOTE F - BUSINESS COMBINATIONS (CONTINUED)

PRO FORMA INFORMATION
On July 1, 2004, the company purchased 100% of the voting stock of APPC. Results of operations for APPC are included in the consolidated financial statements since that date. The acquisition was made for the purpose of the reasons as stated above. Following are pro forma amounts assuming that the acquisition was made on January 1, 2004:

Net sales	$ 1,487,007
Cost of good sold	1,217,846
Gross profit	269,161
Expenses	3,836,886

Net income (loss)	$(3,567,725)
Loss per share:	
Basic	$ 1.82

NOTE G - NOTES PAYABLE

The Company entered into a stock borrowing arrangement whereby several stockholder/officers of the Company transferred approximately 1,000,000 shares pre-split or 50,000 shares on a post split basis of common stock into an escrow account. The shares were subsequently sold with the proceeds of $500,000 being transferred to the Company. The Company is obligated to return the shares to the original holders by April 2005. If the Company had to repurchase its stock at March 31, 2005, it would be required to pay $38,000 to acquire the aggregate shares using a $0.76 approximate share price in order to replace such shares for the original contributors of the stock. The balance sheet as of December 31, 2003 was restated to record the $500,000 liability and reduce additional paid-in capital.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited)

NOTE G - NOTES PAYABLE (CONTINUED)

HIGHGATE HOUSE FUNDS, LTD. TRANSACTION

In order to raise capital for operations of the parent Company and to complete the Oilmatic transaction, the Company entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible Debenture for a total amount of $500,000 at 7% interest. The Note is convertible into shares of common stock at a conversion price of $0.85 per share, at the option of the Lender. At the same time the Company entered into with Cornell Capital Partners LP a total Standby Equity. Distribution Agreement for up to $10,000,000 equity line. As part of this transaction, the Company paid fees to Cornell Capital of 750,000 shares (of which 15,000 was given to Newbridge Securities as Placement Agent for the SEDA Agreement), plus a commitment fee and Structuring fee to Yorkville Advisors Management, LLC of a total of $75,000. In addition, as part of the Secured Debenture, Highgate House Funds, Ltd. was issued 3,100,000 shares of common stock as collateral by the Company. Upon payment, or conversion of the Convertible Debenture, these shares are to be returned to the Company and returned to treasury. An additional 50,000 shares of common stock were issued as additional compensation for the Convertible Debenture. As of March 31, 2005, the Company had received $425,000 in advances against the Convertible debenture. A financing expense of $2,782,500 was charged to operations for this transaction.

NOTE H - RELATED PARTY TRANSACTIONS

PAYROLL SERVICES

The Company had its payroll processed though a "professional employer organization" owned by a publicly traded corporation that has common shareholders, directors and officers. For the quarter ended March 31, 2005, this company processed $261,829 of payroll, taxes and benefits, along with an administration fee of $15,700.

EXPENSE REIMBURSEMENTS
The Company reimburses Company officer/directors for travel, office and other expenses. In addition, certain officers make temporary advances.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited)

NOTE H - RELATED PARTY TRANSACTIONS (CONTINUED)

DUE ALPHA ADVISORS
A professional services agreement dated October 9, 2003 was entered into with Alpha Advisors, LLC for a term of one year and renewable for an additional year. Alpha Advisors LLC is an entity owned by stockholders/directors/officers of the Company. The fee for these services was the issuance of 1,000,000 shares of common stock of the Company upon execution of the agreements, $25,000 due at signing of the Tri-State Stores and Alliance Petroleum Group, Inc. agreements and $6,000 payable on the first of each month thereafter. In addition, a finder's fee of 10% of any new financing was to be paid on funds being committed. Accounts Payable includes $31,000 of such amounts due as of September 30, 2004. The Company and Alpha are currently in the process of converting the debt into equity based upon a discount of 80% from the market price.

OPERATING ASSETS
The operations of APPC are performed in a plant owned by the former President and current shareholder of the Company. The Company does not have a lease and is presently not paying rent for this property due to a dispute with the former President (see Notes F and K).

NOTE I - RELATED PARTY LOANS PAYABLE TO OFFICERS/STOCKHOLDERS

	3/31/05 AMOUNT	12/31/04 Amount
Rick Carter	$ 150,000	$ 6,000
Ron Shapps	--	200,000
Michael Cahr	100,000	100,000
Warren Field	50,000	50,000
New Century Capital Consultants, Inc.	50,000	50,000
Keystone Nittany Ventures	--	113,353
Former President	142,915	142,916
Malibu Management Company	--	16,000
Alliance Finance Network	85,000	35,000
Jeff Neimen	50,000	--
John Niestrom	20,000	--
Total	$ 647,915	$ 713,269

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited)

NOTE I - RELATED PARTY LOANS PAYABLE TO OFFICERS/STOCKHOLDERS (CONTINUED)

NEW CENTURY CAPITAL CONSULTANTS, INC.-NOTE PAYABLE

The Company on March 16, 2004 entered into a convertible unsecured revolving promissory note agreement with New Century Capital Consultants, Inc. The lender is a stockholder in the Company via compensation it received (see Note H). The agreement allows for borrowings up to $500,000 of which $50,000 has been advanced currently. Interest accrues at the rate of 9% per annum payable along with the any outstanding principle balance on March 16, 2005, unless the note is in default. The lender may convert the principal amount and any accrued interest into common stock of the Company based upon a formula equal to 40% below the closing bid price of the stock starting after six months from execution of this agreement. Additionally, on a one time basis the lender upon written demand after the six months can require the Company to prepare and file a registration statement under the Securities and Exchange Act of 1933 for an offering of up to 1,000,000 shares. Also, the agreement allows for "piggyback registration" rights in that the Company must notify the lender and allow the lender to register its shares if the companies file such a registration statement. The agreement contains events of default such as bankruptcy, insolvency, defaults or rendering of judgments on indebtedness in excess of $75,000 on from any other lender. Additionally, the agreement contains certain covenants as prohibition of payment of dividends, retirements or redemptions of capital stock, or the transfer of material assets of the Company. Upon these acts of defaults, the entire amount of principal and interest is immediately due, and interest accrues at a rate of 15% per annum.

On October 18, 2004, the Company received notice from the lender that, in its opinion, the Company was in default on the arrangement as a result of distributions of to classes of equity holders and possibly transfer of material assets. The lender has made assertions about misappropriation of corporate funds. Management of the Company finds these assertions as unfounded and feel the Company is in compliance with the terms of the agreement.

KEYSTONE NITTANY VENTURES, MALIBU MANAGEMENT COMPANY AND ALLIANCE FINANCIAL NETWORK

Keystone Nittany Ventures, Inc. (Keystone) and Malibu Management Company (Malibu) are corporations owned by the President of the Company who is also a director and a major shareholder. Alliance Financial Network ("AFN") is a corporation owned by a Vice President of the Company who is also a director and shareholder. Keystone, Malibu and AFN have from time-to-time made advances to the Company. The loans are unsecured due on demand and call for interest of 8% per annum. During the quarter ended March 31, 2005, the outstanding loans were converted to equity in the Company.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited)

NOTE I - RELATED PARTY LOANS PAYABLE TO OFFICERS/STOCKHOLDERS (CONTINUED)

FORMER PRESIDENT
The amount recorded by the Company represents the estimated fair value of the liability of the amount assumed at the time of purchase of APPC. It appears that the liability represents funds advanced for working capital. The obligation is unsecured, as no terms for repayment, and non-interest bearing. As a result of other contingencies that of the purchase of AAPC the final settled amount of this liability could be significantly different from the present recorded amount.

OTHER STOCKHOLDERS

Warren Field, Rick Carter, Michael Cahr and Ron Shapps are related to the Company by virtue of being stockholders. The loans payable are unsecured, due on demand, and accrue interest of 7% per annum. Certain notes have provisions including options to purchase additional common shares at $.01 per share. During the quarter ended March 31, 2005, the outstanding loans to Ron Shapps were converted to equity in the Company.

NOTE J - STOCKHOLDERS' EQUITY

A consulting services agreement was entered into on October 9, 2003, with National Securities Corporation, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 12,500 shares post split of common stock of the Company.

A consulting services agreement was entered into on October 9, 2003, with New Century Consultants, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 50,000 shares post split of common stock of the Company.

A consulting agreement was entered into on October 10, 2003, with Commonwealth Partners NY, LLC for a term of three years. The fee for this service is the issuance of 10,000 free trading shares post split and 15,000 restricted shares post split of common stock of the Company.

On January 27, 2004, the Company entered into a manufacturing agreement with the shareholders of International Pit Crew Express, Inc. ("IPC"), a Texas corporation, to acquire the exclusive right to manufacture petroleum products for IPC's customers within the United States, including the United States convenience store industry. As consideration for these rights, the Company issued 75,000 shares post split of common stock on April 2, 2004 to the shareholders of IPC. Additionally, the Company is to provide one half of the funds necessary for the purchase of machinery, and all related parts, supplies, and installation costs.

<PAGE>

NOTE J - STOCKHOLDERS' EQUITY (CONTINUED)

In conjunction with the change of control of the Company on August 11, 2004, 649,375 shares post split of common and 2,527,500 shares of preferred stock were issued to newly elected officers of the Company. The Company recognized the issuance as compensation expense of $1,516,500 for the year ended December 31, 2004. The value was based upon the closing price of the stock as quoted on the "electronic bulletin board market" on August 11, 2004. Series A Preferred Stock is convertible at a ratio of one share of Series A Preferred Stock to .5 shares of common stock. In addition, the Company entered into certain compensation agreements with these newly elected officers (see Note K).

NOTE K - COMMITMENTS AND CONTINGENCIES

COMPENSATION AGREEMENTS
In August 2004, the Company entered into a compensation agreement with Mr. William Bossung for the position of Vice President of Corporate Finance and a Director of the Company through December 2005 with a one year renewal. Compensation includes fees of $100,000 per annum and issuance of common and preferred stock.

In August 2004, the Company entered into a compensation agreement with Mr. Rick Carter for the position of Vice President through December 2005 with a one year renewal. Compensation includes fees of $80,000 per annum and issuance of common and preferred stock.

In August 2004, the Company entered into a compensation agreement with Mr. James W. Zimbler for the position of President and a Director of the Company through December 2005 with a one year renewal. Compensation includes fees of $144,000 per annum and issuance of common and preferred stock.

Effective January 1, 2005, the Company entered into a compensation agreement with Ronald Shapps for the position of Chairman of the Board of Directors through December 2005 with a one year renewal. Compensation includes fees of $144,000 and the issuance of common and preferred stock.

<PAGE>

NOTE K - COMMITMENTS AND CONTINGENCIES (CONTINUED)

HARRIS BANK

In conjunction with the Harris Bank attempting to collect their debt against certain parties as indicated above in Note F, the bank is requesting that the Company become a party to any forbearance as to collection of the debt, such as becoming a guarantor or buying life insurance for the original makers of the debt. The basis of their claims is that the Company is using facilities that secure the original borrowings. It is the opinion of management and counsel of the Company that there is no basis and claims or commitments since APPC or APG was not a borrower or a guarantor on the debt (management of Alliance are guarantors of the original debt based on their role as former shareholders/officers of Alliance before its acquisition by the Company). The Company entered into negotiations with the bank and is attempting to secure financing to purchase the operating assets being utilized in the operations at fair value. It is anticipated that an agreement will be signed by the end of the second fiscal quarter of 2005.

COMPENSATION FOR UTILIZING OPERATING ASSETS

As indicated in Note H, no rent or compensation of any type has been paid to the entities that claim to have legal title to the operating assets of APPC. Management has taken the position that since there was no contract or agreement to purchase or for the payment of rentals for these assets, therefore nothing is owed. The consolidated operations for the period since APPC was acquired do not contain any provision for compensation for use of the facilities. The owner (and former President of the Company and major shareholder) of the entity that owns the real estate is claiming a monthly rental amount of $15,000. This is a contingency relating to the business combination that could potentially result in an adjustment of the purchase price of APPC and additional charges to the Company's operations. The Company is in negotiations with the owner and anticipates that the dispute will be resolved and an agreement will be signed by the end of the second fiscal quarter of 2005.

AMENDMENT OF ALLIANCE PETROLEUM PRODUCTS COMPANY AGREEMENT
On June 24, 2004 the Company amended the original agreement removing the contingencies contained in the original document, the most significant being of refinancing certain debt owed Harris Bank (see Note F and above). As part of this amendment the original agreement

stated APPC assumed all payment obligations and all other agreements of Alliance to the Harris Bank,; and all payment obligations and all other agreements of Alliance as set forth in the following four "Promissory Notes":

<PAGE>

NOTE K - COMMITMENTS AND CONTINGENCIES (CONTINUED)

AMENDMENT OF ALLIANCE PETROLEUM PRODUCTS COMPANY AGREEMENT (CONTINUED)

- Alliance is to pay $200,000 to Richard Stiefel after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company and a major shareholder. Richard Stiefel is an officer in Alliance and former shareholder, and currently is an officer/director/ shareholder of the Company. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

- Alliance promises to pay American Group Financial, Inc. and/or Jesse Fuller $407,368 and any additional sums that AGF or Jesse Fuller owes to Harris Bank. Jesse Fuller is the owner of AGF, the former president of the Company, former director and still a major shareholder. The note accrues interest at 5% per annum. The note was due December 1, 2004. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

- Alliance is to pay $200,000 to Virginia Gefvert after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company, and a major shareholder. Virginia Gefvert was a former shareholder of Alliance. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

<PAGE>

March 31, 2005
(Unaudited)

NOTE K - COMMITMENTS AND CONTINGENCIES (CONTINUED)

AMENDMENT OF ALLIANCE PETROLEUM PRODUCTS COMPANY AGREEMENT (CONTINUED)

o Alliance is to pay $200,000 to American Group Financial, Inc. after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company, and a major shareholder. Virginia Gefvert was a former shareholder of Alliance. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

MINING LEASE

By a lease letter agreement effective March 9, 2001, and amended March 4, 2002 and September 4, 2002, the Company was granted the exclusive right to explore, develop and mine the Medicine Project property located in Elko County of the State of Nevada. The term of the lease was for 20 years, with automatic extensions so long as the conditions of the lease are met. During the year ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability.

TERMINATION

During 2003, the Company agreed to issue 10,000 common shares post split to its former President for the settlement of management fees payable ($105,000), advances to the Company ($10,000) and termination expense ($355,000). The shares were valued at $2.35 per share, by prior consultants. These shares were issued to the former President and were accounted for as an addition to paid-in capital.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited)

NOTE K - COMMITMENTS AND CONTINGENCIES (CONTINUED)

OILMATIC STATUS - SUBSEQUENT EVENT

On December 3, 2004, the Registrant entered into a Letter of Intent, dated December 1, 2004, with Oilmatic Systems LLC of East Orange, New Jersey, whereby the Registrant would purchase Oilmatic Systems LLC and/Oilmatic International, Inc., for shares of common stock of the Registrant. Originally, it was anticipated that the transaction will close after the end of the first fiscal quarter of 2005. Subsequent to March 31, 2005, however, management no longer felt that the mutual goals of both parties were attainable and the transaction with Oilmatic was cancelled.

<PAGE>

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or our behalf. We disclaim any obligation to update forward-looking statements.

OVERVIEW-
History and Organization
American Petroleum Group, Inc., formerly American Capital Alliance, Inc., formerly Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the State of Nevada on May 24, 2000. Prior to its acquisition of American Petroleum Products, Inc., formally Alliance Petroleum Products, Inc., the Company had limited business operations and was considered a development stage enterprise. The activities during that period principally have been limited to organizational matters, and examining business and financing opportunities for the Company.

Prior Business Matters and Failed Business Acquisitions.

On March 9, 2001, we acquired a 20-year mining lease from Steve Sutherland, the owner of 24 unpatented lode-mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. The lease was terminated. During the nine months ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability. Please see the Company's Schedule 14C Information Statement as filed with the Securities and Exchange Commission on February 13, 2004 and mailed or furnished to Shareholders on February 17, 2004, and incorporated herein by reference, for additional details on this matter.

On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under Rule 144 of the Securities Act of 1933 and at a later date, issue 5,000,000 common shares, restricted under Rule 144 subject to the Company paying not less than $1,000,000 accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business has to provide servicing for the oil and gas industry.

<PAGE>

The Company determined that the transaction could not be completed due to the inability to complete a comprehensive due diligence. The shares of common stock previously transferred in anticipation of the completion of the transaction were returned to the treasury of the Company and canceled.

"TSG" Acquisition

On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company was to pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition and let the option lapse.

Motor Parts Waterhouse, Inc.

The Company issued 5,000,000 shares of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and pay $2,200,000. This MPW option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition and let the option lapse.

Completed Transactions

Alliance Petroleum Products Company

On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company is to be issued to Worldlink International Network, Inc. upon 24 months from the date hereof. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose if the Company did not arrange the funding within 150 days from the date of the execution of the Alliance Agreement. Since the expiration of the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing. This was a material contingency to the transactions and as a result has to be resolved prior to recognition of a business combination.

On June 24, 2004 (effective date July 1, 2004) the Company ("Prelude") now known as American Petroleum Group, Inc., ("AMPE") and Alliance Petroleum Products Company ("Alliance"), entered into an Amendment to the original Alliance Agreement, dated October 9, 2003, whereby all previous conditions and contingencies were deemed to have been completed or waived and the agreement amended as follows (the number of shares indicates the amount prior to the reverse split of November 2004);

<PAGE>

- 5,000,000 shares of AMAI voting capital stock are to be issued to the shareholders of Alliance in the same proportions as the first 5,000,000 shares were issued to them pursuant to the exchange of securities contemplated in the Agreement and Plan of Reorganization upon the execution of this Amendment. The exchange of securities also includes, 1,000,000 shares of preferred shares, with the necessary Certificate of Designation, to allow conversion at the rate of 1 share of preferred to ten (10) shares of common, and to permit the preferred shareholders to vote their shares, at any time after issuance, and after they have been converted, the shares be issued to the shareholders of American in the same proportions as the first 5,000,000 shares were issued to them pursuant to the Agreement and Plan of Reorganization.
- All the shares to the Alliance shareholders are no longer subject to a two-year restriction prior to sale or transfer, but are now only subject to those transfer restrictions under Rule 144 of the Securities Laws.
- AMAI assumes all payment obligations and all other agreements of

Alliance as set forth in the including four "Promissory Notes"; and AMAI assumes all payment obligations and all other agreements of Alliance to the Harris Bank.

It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets. This is better described as the "threatened Litigation from Harris Bank" as set forth in Item 3. Litigation.

The operations of Alliance have been consolidated with the results of AMAI since July 1, 2004. American Petroleum Group, Inc. which was formerly American Capital Alliance, Inc. (the "Company") is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities. The Company's current direction is in the manufacturing and distribution of petroleum and related products for the automotive industry. After the above acquisition, the Company is no longer considered a "development state entity"

Subsequent Transactions
Oilmatic Systems, LLC

On December 3, 2004, the Registrant entered into a Letter of Intent, dated December 1, 2004, with Oilmatic Systems LLC of East Orange, New Jersey, whereby the Registrant would purchase Oilmatic Systems LLC and/or Oilmatic International, Inc., for shares of common stock of the Registrant.

As part of the transaction, Michael Allora, President of Oilmatic will assume, after the closing of the transaction, the position of President and Chief Operating Officer of American Petroleum as well as Oilmatic. Mr. Allora has extensive experience in the delivery of bulk liquids and related products to businesses, retail and wholesale, in the restaurant field.

<PAGE>

Oilmatic is a food service distribution company that supplies a closed loop Bulk Cooking Oil Supply and Management system. Its patented state of the art handheld Dipstick(R) design dispenses and removes cooking oil with the simple push of a button at the deep fryers. The system also consists of separate fresh oil and waste oil tanks. A key switch allows management to control unnecessary oil fills and disposals. This system completely eliminates the practice of employees manually removing hot used oil which significantly reduces slips, falls and burns, as well as the hard labor of unloading and retrieving heavy boxes of oil. Additionally, the system eliminates hazardous grease spills both inside and outside of the store that cause grease fires and grease trap build-ups that pollute our environment.

Effective May 20, 2005, Management no longer felt that the mutual goals of both parties were attainable and therefore the transaction with Oilmatic was cancelled between the Parties.

PLAN OF OPERATIONS

We were a startup, development stage Company prior to the acquisition of American Petroleum Products Company ("APPC") and did not realize any revenues from our business operations until that time. However at time of acquiring APPC its sales volume was at a point below its break even point and therefore was losing money. Management of the Company feels that APPC is operating at a small percentage of its capacity with its major constraint on increasing volume being that of financing raw materials for manufacturing and some other limited variable manufacturing costs. In addition, it is currently not generating profits of sufficient amount to support the other operations of the parent Company. Accordingly, we must raise money from sources other than the operations of this business. Our only other source of cash at this time is investments by others in our Company. We must continue to raise cash to complete future acquisitions and stay in business, including funding current operations.

In order to raise capital for operations of the parent Company and to complete the Oilmatic transaction, the Company entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible Debenture for a total amount of $500,000 at 7% interest and a Standby Equity Distribution Agreement for up to $10,000,000. The Note is convertible into shares of common stock at a conversion price of $0.85 per share, at the option of the Lender. At the same time the Company entered into with Cornell Capital Partners LP a total Standby Equity Distribution Agreement for up to $10,000,000 equity line. As part of this transaction, we paid fees to Cornell Capital of 750,000 shares (of which 15,000 was given to Newbridge Securities as Placement Agent for the SEDA Agreement), plus a commitment fee and Structuring fee to Yorkville Advisors Management, LLC of a total of $75,000. In addition, as part of the Secured Debenture, Highgate House Funds, Ltd. was issued 3,100,000 shares of common stock as collateral by the Company. Upon payment, or conversion of the Convertible Debenture, these shares are to be returned to the Company and returned to treasury. An additional 50,000 shares of commons tock was issued as part of its compensation for the Convertible Debenture.

To meet our need for cash, we were investigating and attempting to raise debt and equity financing to complete the acquisition of Oilmatic (which is no longer active) as described in this document and fund the Company's on-going operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions, we will have to find alternate sources such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and can not raise it, we will either have to suspend operations until we do raise the cash or cease operations entirely.

<PAGE>

For its current operations, the Company has sufficient cash and revenue to support only near term operations.

Limited Operating History.

The only historical financial information about our Company on which to base an evaluation of our performance is the last six months after the acquisition of APPC which was generating losses at the time of acquisition . We cannot guarantee we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund additional proposed acquisitions and our on-going operations.

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to shareholders.

Liquidity, Capital Resources and Operations

Since the Company's inception, the Company has raised funds from officer/stockholder advances, from private sales of its common shares and approximately $500,000 from sale of borrowed stock contributed by the Company's promoters. This money has been utilized for start-up costs and operating capital.

In this regard, the Company's plan of operations for the next 12 months is to pursue profitable business acquisitions, and obtain financing to increase the sale volume of APPC. Product research and development is expected to be minimal during the period. Additionally, the Company does not expect any change in number of employees other than through acquisitions.

Results of Operations:

For the Quarter Ending March 31, 2005 vs. March 31, 2004 Until July 1, 2004, the commencement of the third fiscal quarter of the Company's fiscal year, the Company did not have an operating unit. Therefore, a comparison of sales to the previous year is not an accurate representation of the increase or decrease of the revenues, costs and sales of the Company. For the period ended March 31, 2005, the Company had $384,901 in sales, with the cost of revenues of $280,595 and other expenses, including financing expenses related to Cornell capital and Highgate House of $2,782,500 for a total expense of $3,945,338.

Liquidity and Financial Resources
During the three months ended March 31, 2005, net cash used by operating activities was $658,073. The Company incurred a net loss of $3,846,043 for the three months ended March 31, 2005; the company still has a net operating loss even if the stock compensation expense of $690,000 and financing expense of $2,782,500 did not occur. Additionally at March 31, 2005, current liabilities and long-term liabilities exceed current assets by approximately $1,221,380; these factors raise substantial doubt about the Company's ability to continue as

<PAGE>

a going concern. The Company anticipates that in order to fulfill its plan of operation including payment of certain past liabilities of the company, it will need to seek financing from outside sources. The company is currently pursuing private debt and equity sources. It is the intention of the Company's management to also improve profitability by significantly reducing operating expenses and to increase revenues significantly, through growth and acquisitions. The Company is actively in discussion with one or more potential acquisition or merger candidates. There is no assurance that the company will be successful in raising the necessary funds nor there a guarantee that the Company can successfully execute any acquisition or merger transaction with any company or individual or if such transaction is effected, that the Company will be able to operate such company profitably or successfully.

Administrative expenses for the three months ended March 31, 2005, including stock compensation expenses and financing expenses were $3,945,338, resulting in losses from operations of $3,846,043. Included in these amounts are expenses for stock compensation and financing expense of $3,472,500. The increases in the remainder of Administrative expensed are due to the start up of the operations due to increases in personnel, professional, professional fees, and a generally higher level of fixed administrative expenses. It is anticipated by the Registrant that General and Administrative costs will remain relatively the same, while Revenues and Gross profit will increase as a result of the business derived from APPC.

Inflation
The amounts presented in the financial statements do not provide for the effect of inflation on the Company's operations or its financial position. Amounts shown for machinery, equipment and leasehold improvements and for costs and expenses reflect historical cost and do not necessarily represent replacement cost. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Provision for Income Taxes
The company has determined that it will more likely than not use any tax net operating loss carry forward in the current tax year and has taken and therefore has a valuation amount equal to 100% of any asset.

<PAGE>

ITEM 3. CONTROLS AND PROCEDURES

We recently acquired American Petroleum Products Corp., our main operating entity, after taking control of the parent Company in September 2004. As such, the company is just developing and implementing systems of internal and disclosure controls. Within the ninety-day period preceding the filing of this report, our management evaluated the effectiveness of the design and operation of its disclosure controls and procedures (the "Disclosure Controls") as of the end of the period covered by this Form 10-QSB and (ii) any changes in internal controls over financial reporting that occurred during the last quarter of our fiscal year. This evaluation ("Controls Evaluation") was done under the supervision and with the participation of management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), who became CFO in September 2004, and the Controller, who became CFO in March 2005.

Limitations on the Effectiveness of
Controls

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected. We will conduct periodic evaluations of our internal controls to enhance, where necessary, our procedures and controls.

Conclusions

Based upon the Controls Evaluation, the CEO and CFO have concluded that the Disclosure Controls are effective in reaching a reasonable level of assurance that management is timely alerted to material information relating to the Company during the period when its periodic reports are being prepared. In accord with the U.S. Securities and Exchange Commission's requirements, the CEO and CFO conducted an evaluation of the Company's internal control over financial reporting (the "Internal Controls") to determine whether there have been any changes in Internal Controls that occurred during the quarter which have materially affected or which are reasonable likely to materially affect Internal Controls. Based on this evaluation, there have been no such changes in Internal Controls during the last quarter of the period covered by this report.

PART II: OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.

Other than described below, there are no past, pending or, to our knowledge, threatened litigation or administrative action which has or is expected by our management to have a material effect upon our business, financial condition or operations, including any litigation or action involving our officer, director or other key personnel.

<PAGE>

There is a threatened action by the Harris Bank of Chicago, Illinois with respect to a defaulted loan agreement. Harris Bank claims to have a lien on the equipment used by the Registrant in its operations. The Registrant has had contact with Harris Bank and is attempting to resolve the matter. In the event that a resolution is not resolved in a manner satisfactory to the Registrant, it could result in the seizure of the equipment and have a material adverse effect on the operations of the Registrant. Recently, the Company has reached an oral agreement for the resolution of all claims between Harris Bank, the former control person of the Company and the Company, whereby the Company will be acquiring the real property and fixed assets involved in the dispute. This oral agreement is being reduced to a written agreement and if executed and completed, will resolve any issues outstanding. It is anticipated that the Agreements will be signed by all parties, and the transaction completed, by the end of the third fiscal quarter.

The Company received a letter, dated February 28, 2005, from the Attorney for Concentric Consumer Marketing, Inc., in connection with certain sums owed by American Petroleum Products Corporation ("APPC"), a wholly owned subsidiary of the Company, in the amount of $13,000 per month for the past four (4) months, for services. There is no way to determine at this time the validity of the claim, or any possible outcome or if the claim is material to the Company, or even if litigation will be commenced against the Company and/or APPC. The Company has reached a settlement with Concentric Consumer Marketing, Inc., and expects to execute a Settlement Agreement shortly.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

We issued 75,000 shares of common stock, and 150,000 shares of Series A preferred stock, to Eliot Cole, Esq. as part of his compensation for accepting the position of a Director on January 2005.

We issued 500,000 shares of common stock, and 1,000,000 shares of Series A preferred stock, to Ronald Shapss as part of his compensation for accepting the position of Chairman of the Board of Directors, on February 15, 2005.

We issued shares in relation to the Highgate House Funds, Ltd. Convertible Debenture and the Standby Equity Distribution Agreement with Cornell Capital Partners LP, as follows:

Highgate House Funds, Ltd.	3,100,000 for collateral
Highgate House Funds, Ltd.	50,000 for compensation
Cornell Partners, LP	735,000 as compensation
Newbridge Securities Corporation	15,000 for compensation as

Placement Agent for the SEDA Agreement

We issued 683,000 shares from the exercise of the options granted to Holders of certain promissory Notes issued by the Company. These creditors were entitled to purchase one shares (1) at a purchase price of one cent ($0.01) for each dollar lent to the company.

The use of the proceeds from the Highgate House Funds, Ltd., transaction was for general working capital, and to fund the Oilmatic Acquisition.

The use of proceeds from the exercise of the option shares is for general working capital of the Company.

<PAGE>

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

ITEM 5. OTHER INFORMATION.

None.

ITEM 6. EXHIBITS

(a) Exhibits

3.1 Articles of Incorporation of the Registrant*

3.2 By-laws of the Registrant*

31.1 Rule 13A-14(A)/15D-14(A) Certification for President/Chief Executive Officer

31.2 Rule 13A-14(A)/15D-14(A) Certification for Chief Financial Officers

32.1 Section 1350 Certification for President/Chief Executive Officer

32.2 Section 1350 Certification for President/Chief Financial Officer

----

* These documents are hereby incorporated by reference to Form SB-2, as amended, June 26, 2001, and subsequent filings.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2005

American Petroleum Group, Inc.

/s/ James W. Zimbler

James W. Zimbler,
Interim President/Chief Executive Officer

/s/ James Carroll

James Carroll,
Chief Financial Officer

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>10KSB/A
<SEQUENCE>1
<FILENAME>v023420_10ksb-a.txt
<TEXT>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSSION
WASHINGTON, D.C. 20549

FORM 10-KSB/A

|X| ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the fiscal year ending December 31, 2004

|_| TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the transition period from ________ to ________

Commission file number: 000-49950

AMERICAN PETROLEUM GROUP, INC.

(Name of small business issuer in its charter)

Nevada	98-0232018
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1400 N. Gannon Drive, 2nd Floor, Hoffman Estates, IL	60194
(Address of Principal executive offices)	(Zip Code)

Issuer's telephone number: (847) 805-0125

Securities registered under Section 12(b) of the "Exchange Act"

Common Share, Par Value, $.0001

(Title of each Class)

Securities registered under Section 12(g) of the Exchange Act: None

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part II of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

The issuer's revenues for its most recent fiscal year: $857,172

The aggregate market value of the voting and non-voting common equity held by non-affiliates based on the average bid and asked price of such common equity, as of March 29, 2005, was approximately $1,217,937.50.

The number of shares of Common Stock outstanding, as of March 29, 2005 was: 4,315,000

Transitional Small Business Disclosure Format (check one): Yes |_|; No |X|

<PAGE>

AMERICAN PETROLEUM GROUP, INC.
ANNUAL REPORT ON FORM 10-KSB

For Fiscal Year Ended December 31, 2004

INDEX

<PAGE>

American Petroleum Group, Inc.

Part I

Item 1. Description of Business

FORWARD LOOKING STATEMENTS
The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on our behalf. We disclaim any obligation to update forward-looking statements.

OVERVIEW

History and Organization
American Petroleum Group, Inc., formerly American Capital Alliance, Inc., formerly Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the State of Nevada on May 24, 2000. Prior to its acquisition of American Petroleum Products, Inc., formally Alliance Petroleum Products, Inc., the Company had limited business operations and was considered a development stage enterprise. The activities during that period principally have been limited to organizational matters, and examining business and financing opportunities for the Company.

Prior Business Matters and Failed Business Acquisitions.
On March 9, 2001, we acquired a 20-year mining lease from Steve Sutherland, the owner of 24 unpatented lode-mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. The lease was terminated at some point

During the nine months ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability. Please see the Company's Schedule 14C Information Statement as filed with the Securities and Exchange Commission on February 13, 2004 and mailed or furnished to Shareholders on February 17, 2004, and incorporated herein by reference, for additional details on this matter.

On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under Rule 144 of the Securities Act of 1933 and at a later date, issue 5,000,000 common shares, restricted under Rule 144 subject to the Company paying not less than $1,000,000 accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business has to provide servicing for the oil and gas industry.

<PAGE>

The Company determined that the transaction could not be completed due to the inability to complete a comprehensive due diligence. The shares of common stock previously transferred in anticipation of the completion of the transaction were returned to the treasury of the Company and canceled.

"TSG" Acquisition
On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to

herein as "TSG." Upon exercise of the option, the Company was to pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition and let the option lapse.

Motor Parts Warehouse, Inc.
The Company issued 5,000,000 shares of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and pay $2,200,000. This MPW option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition and let the option lapse.

Alliance Petroleum Products Company
On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company is to be issued to Worldlink International Network, Inc. upon 24 months from the date hereof. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose if the Company did not arrange the funding within 150 days from the date of the execution of the Alliance Agreement. Since the expiration of the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing. This was a material contingency to the transactions and as a result has to be resolved prior to recognition of a business combination. On June 24, 2004 (effective date July 1, 2004) the Company ("Prelude") now known as American Petroleum Group, Inc., ("AMPE") and Alliance Petroleum Products Company ("Alliance"), entered into an Amendment to the original Alliance Agreement, dated October 9, 2003 whereby all previous conditions and contingencies were deemed to have been completed or waived and the agreement amended as follows;

<PAGE>

- 5,000,000 shares of AMAI voting capital stock are to be issued to the shareholders of Alliance in the same proportions as the first 5,000,000 shares were issued to them pursuant to the exchange of securities contemplated in the Agreement and Plan of Reorganization upon the execution of this Amendment. The exchange of securities also includes, 1,000,000 shares of preferred shares, with the necessary Certificate of Designation, to allow conversion at the rate of 1 share of preferred to ten (10) shares of common, and to permit the preferred shareholders to vote their shares, at any time after issuance, and after they have been converted, the shares be issued to the shareholders of American in the same proportions as the first 5,000,000 shares were issued to them pursuant to the Agreement and Plan of Reorganization.

- All the shares to the Alliance shareholders are no longer subject to a two-year restriction prior to sale or transfer, but are now only subject to those transfer restrictions under Rule 144 of the Securities Laws.

- AMAI assumes all payment obligations and all other agreements of Alliance as set forth in the including four "Promissory Notes"; and AMAI assumes all payment obligations and all other agreements of Alliance to the Harris Bank.

It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets. This is better described as the "threatened Litigation from Harris Bank" as set forth in Item 3. Litigation

The operations of Alliance have been consolidated with the results of AMAI since July 1, 2004. American Petroleum Group, Inc. which was formerly American Capital Alliance, Inc. (the "Company") is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities. The Company's current direction is in the manufacturing and distribution of petroleum and related products for the automotive industry. After the above acquisition, the Company is no longer considered a "development state entity"

Subsequent Transactions
On December 3, 2004, the Registrant entered into a Letter of Intent, dated December 1, 2004, with Oilmatic Systems LLC of East Orange, New Jersey, whereby the Registrant would purchase Oilmatic Systems LLC and/or Oilmatic International, Inc., for shares of common stock of the Registrant.

As part of the transaction, Michael Allora, President of Oilmatic will assume, after the closing of the transaction, the position of President and Chief Operating Officer of American Petroleum as well as Oilmatic. Mr. Allora has extensive experience in the delivery of bulk liquids and related products to businesses, retail and wholesale, in the restaurant field.

Oilmatic is a food service distribution company that supplies a closed loop Bulk Cooking Oil Supply and Management system. Its patented state of the art handheld Dipstick(R) design dispenses and removes cooking oil with the simple push of a button at the deep fryers. The system also consists of separate fresh oil and waste oil tanks. A key switch allows management to control unnecessary oil fills and disposals. This system completely eliminates the practice of employees manually removing hot used oil which significantly reduces slips, falls and burns, as well as the hard labor of unloading and retrieving heavy boxes of oil. Additionally, the system eliminates hazardous grease spills both inside and outside of the store that cause grease fires and grease trap build-ups that pollute our environment.

<PAGE>

It is anticipated that the transaction will close after the end of the first fiscal quarter of 2005. While there can be no assurance the transaction will close, the Company is confident that the parties will execute definitive agreements as scheduled.

PLAN OF OPERATIONS

We were a startup, development stage Company prior to the acquisition of American Petroleum Products Company ("APPC") and did not realize any revenues from our business operations until that time. However at time of acquiring APPC its sales volume was at a point below its break even point and therefore was losing money. Management of the Company feels that APPC is operating at a small percentage of its capacity with its major constraint on increasing volume being that of financing raw materials for manufacturing and some other limited variable manufacturing costs. In addition, it is currently not generating profits of sufficient amount to support the other operations of the parent Company. Accordingly, we must raise money from sources other than the operations of this business. Our only other source of cash at this time is investments by others in our Company. We must raise cash to complete the acquisitions and stay in business.

In order to raise capital for operations of the parent Company and to complete the Oilmatic transaction, the Company entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible debenture for a total amount of $500,000 at 7% interest. The Note is convertible into shares of common stock at a conversion price of $0.85 per share, at the option of the Lender. At the same time the Company entered into with Cornell Capital Partners LP a total Standby Equity Distribution Agreement for up to $10,000,000 equity line.

We must also obtain additional financing to either purchase our operating assets or obtain working capital for leasing arrangements

To meet our need for cash, we are attempting to raise debt and equity financing to complete the acquisitions described in this document and fund the Company's on-going operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions, we will have to find alternate sources such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and can not raise it, we will either have to suspend operations until we do raise the cash or cease operations entirely

<PAGE>

Limited Operating History.
The only historical financial information about our Company on which to base an evaluation of our performance is the last six months after the acquisition of APPC which was generating losses at the time of acquisition. We cannot guarantee we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund additional proposed acquisitions and our on-going operations.

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to shareholders.

Liquidity, Capital Resources and Operations
Since the Company's inception, the Company has raised funds from officer/stockholder advances, from private sales of its common shares and approximately $500,000 from sale of borrowed stock contributed by the Company's promoters. This money has been utilized for start-up costs and operating capital.

In this regard, the Company's plan of operations for the next 12 months is to pursue profitable business acquisitions, and obtain financing to increase the sale volume of APPC. Product research and development is expected to be minimal during the period. Additionally, the Company does not expect any change in number of employees other than through acquisitions.

Results of Operations:
For the Year Ending December 31, 2004 vs. December 31, 2003

Until July 1, 2004, the commencement of the third fiscal quarter of the Company's fiscal year, the Company did not have an operating unit. Therefore, a comparison of sales to the previous year is not an accurate representation of the increase or decrease of the revenues, costs and sales of the Company. Subsequent to July 1, 2004, the Company had $857,172 in sales, with the cost of revenues of $732,722 and other expenses, including interest expense of $25,475 and impairment of Goodwill of $822,262 for a total expense of $3,299,908.

Liquidity and Financial Resources

During the twelve months ended December 31, 2004, net cash used by operating activities was $1,441,080. The Company incurred a net loss of $3,175,458 for the twelve months ended December 31, 2004; the company still has a net operating loss even if the stock compensation expense of $1,523,200 and Impairment expense of $822,262 did not occur. Additionally at December 31, 2004, current liabilities exceed current assets by approximately $1,289,200; these factors raise substantial doubt about the Company's ability to continue as a going concern. The Company anticipates that in order to fulfill its plan of operation including payment of certain past liabilities of the company, it will need to seek financing from outside sources. The company is currently pursuing private debt and equity sources. It is the intention of the Company's management to also improve profitability by significantly reducing operating expenses and to

<PAGE>

increase revenues significantly, through growth and acquisitions. The Company is actively in discussion with one or more potential acquisition or merger candidates. There is no assurance that the company will be successful in raising the necessary funds nor there a guarantee that the Company can successfully execute any acquisition or merger transaction with any company or individual or if such transaction is effected, that the Company will be able to operate such company profitably or successfully. As shown in the financial statements, the Company incurred a net loss of $3,175,458 during the year ended December 31, 2004 and has incurred substantial net losses for each of the past two years. At December 31, 2004, current liabilities exceed current assets by $1,289,200. These factors raise substantial doubt about the Company's ability to continue as a going concern. It is the intention of the Company's management to improve profitability by significantly reducing operating expenses and to increase revenues significantly, through growth and acquisitions. The ultimate success of these measures is not reasonably determinable at this time.

Administrative expenses for the fiscal year ended December 31, 2004, including impairment losses and stock compensation expenses was $3,299,908 resulting in losses from operations of $3,175,458. Included in these amounts are expenses for stock compensation expense of $1,523,200. The increases in the remainder of Administrative expensed are due to the start up of the operations due to increases in personnel, professional, professional fees, and a generally higher level of fixed administrative expenses. It is anticipated by the Registrant that General and Administrative costs will remain relatively the same, while Revenues and Gross profit will increase as a result of the business derived from APPC.

Inflation

The amounts presented in the financial statements do not provide for the effect of inflation on the Company's operations or its financial position. Amounts shown for machinery, equipment and leasehold improvements and for costs and expenses reflect historical cost and do not necessarily represent replacement cost. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Provision for Income Taxes

The company has determined that it will more likely than not use any tax net operating loss carry forward in the current tax year and has taken and therefore has a valuation amount equal to 100% of any asset.

Employees:

As of December 31, 2004, we employed approximately 29 persons. None of our employees are covered by collective bargaining agreements. We believe that our relations with or employees are good.

Item 2. Description of Property

The Company currently occupies a sub-lease, for the administrative offices, located at 1400 North Gannon Drive, Hoffman Estates, Illinois (847-805-0125. We occupy approximately 700 square feet comprising three offices. Our rent is $1,000 per month. We have no lease and have an oral month-to-month agreement with the leaseholder of the office space, which is the former President of the Company. The space is adequate for the currently needs of the Company. If the month-to-month tenancy was to end, we would be able to move our operations without a significant disruption of operations.

6

<PAGE>

The Company's wholly-owned subsidiary, American Petroleum Products, Inc., operates from a manufacturing and distribution facility located at 5841 W. 66th Street, Bedford Park, Il. The facility is comprised of approximately 36,000 sq. ft. The facility is sufficient for the needs of the wholly-owned subsidiary for the foreseeable future. The Company does not have a formal lease and is presently not paying rent for this property due to a dispute with the former President of the Company, who is also the owner of this property. We are attempting to reach a resolution with the former President and landlord of the property. If we are not able to successfully resolve the dispute, and are forced to vacate the facility, it will have a substantial material effect on the ability to operate the subsidiary.

Item 3. Legal Proceedings

Other than described below, there are no past, pending or, to our knowledge, threatened litigation or administrative action which has or is expected by our management to have a material effect upon our business, financial condition or operations, including any litigation or action involving our officer, director or other key personnel. There have been no changes in the company's accountants, or disagreements with its accountants since its inception.

There is a threatened action by the Harris Bank of Chicago, Illinois with respect to a defaulted loan agreement. Harris Bank claims to have a lien on the equipment used by the Registrant in its operations. The Registrant has had contact with Harris Bank and is attempting to resolve the matter. In the event that a resolution is not resolved in a manner satisfactory to the Registrant, it could result in the seizure of the equipment and have a material adverse effect on the operations of the Registrant.

The Company received a letter, dated February 28, 2005, from the Attorney for Concentric Consumer Marketing, Inc., in connection with certain sums owed by American Petroleum Products Corporation ("APPC"), a wholly owned subsidiary of the Company, in the amount of $13,000 per month for the past four (4) months, for services. There is no way to determine at this time the validity of the claim, or any possible outcome or if the claim is material to the Company, or even if litigation will be commenced against the Company and/or APPC.

Indemnification of Officers and Directors

At present we have not entered into individual indemnity agreements with our Officer or Director. However, our By-Laws and Certificate of Incorporation provide a blanket indemnification that we shall indemnify, to the fullest extent under Nevada law, our directors and officers against certain liabilities incurred with respect to their service in such capabilities. In addition, the Certificate of Incorporation provides that the personal liability of our directors and officers and our stockholders for monetary damages will be limited.

Item 4. Submission of Matters to a Vote of Security Holders

On February 15, 2005, the majority of shares entitled to vote approved certain actions as set forth in the Schedule 14C filed with the SEC on February 24, 2005, consisting of:

1. Electing and appointing the Board of Directors and Officers of American Petroleum Group, Inc.;

2. Ratified the appointment of Brown Smith Wallace LLC as our independent public accountants for the fiscal year ending December 31, 2003 and 2004;

3. Adoption of a Code of Ethics for the Executive Officers of American Petroleum Group, Inc., and

7

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4. Approving the purchase of all interest in, all assets and stock of Oilmatic Systems, LLC ("Oilmatic Transaction" or "Transaction").

Part II

Item 5. Market for Common Equity and Related Stockholder Matters

General:

We are authorized to issue 100,000,000 shares of Common Stock, at a par value $.0001 per share. As of March 29, 2005, the latest practicable date, there are 4,315,000 shares of common stock outstanding. The number of record holders of Common Stock as of December 31, 2004 is approximately 50.

Common Stock:

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive ratably such dividends when, as and if declared by the Board of Directors out of funds legally available therefore. In the event we have a liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock

Price Ranges of American Petroleum Group, Inc. Common Stock:

Market Information
The Company's Common Stock is traded on the NASD OTC Bulletin Board under the symbol "AMPE." It was previously traded under the symbol "AMAI" until October 29, 2004, "PLUD" until February 23, 2004, and "PLUV from September 12, 2002 until December 31, 2002.

There is currently a limited trading market for the Company's Common Stock with the price being very volatile. The following chart lists the high and low closing bid prices for shares of the Company's Common Stock for each month within the last fiscal year. These prices are between dealers and do not include retail markups, markdowns or other fee and commissions, and may not represent actual transactions.

Fiscal Year 2004:	High Bid	Low Bid	High Ask	Low Ask
January 2004	1.05	0.71	1.07	0.75
February 2004	0.81	0.37	0.85	0.41
March 2004	0.43	.022	.048	.025
April 2004	0.32	0.11	0.35	0.13
May 2004	0.17	0.05	0.18	0.06
June 2004	0.12	0.045	.015	0.032
July 2004	0.1	0.03	0.12	0.05
August 2004	0.13	0.025	0.15	0.032
September 2004	0.05	0.021	0.055	0.025
October 2004	0.06	0.025	0.07	0.029
November 2004 (1)	1.4	.01	5	.07
December 2004	1.1	0.56	2	0.9

(1) Taking into effect a reverse split of 20 to 1, effective November 2004

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Fiscal Year 2005:	High Bid	Low Bid	High Ask	Low Ask
January 2005	0.92	0.65	1.12	0.75
February 2005	1.03	0.65	1.1	0.8

Liquidation:

In the event of a liquidation of the Company, all stockholders are entitled to a pro rata distribution after payment of any claims.

Dividend Policy:
The Company has never declared or paid cash dividends on its common stock and anticipates that all future earnings will be retained for development of its business. The payment of any future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, future earnings, capital requirements, the financial condition of the Company and general business conditions.

Stock Transfer Agent:

Effective March 1, 2005, our transfer agent and registrar of the Common Stock is Manhattan Transfer Registrar Co., P.O. Box 756. Miller Place, NY 11764, (631) 585-7341; fax (631) 580-7766.

Recent Sales of Unregistered Securities

The information concerning the recent sales of unregistered securities required by Item 5 is incorporated by reference to the information set forth in Item 12 "Certain Relationships and Related Transactions" set forth hereafter

Item 6. Management's Discussion and Analysis or Plan of Operation.

Forward-looking Information

Certain statements in this document are forward-looking in nature and relate to trends and events that may affect the Company's future financial position and operating results. The words "expect" "anticipate" and similar words or expressions are to identify forward-looking statements. These statements speak only as of the date of the document; those statements are based on current expectations, are inherently uncertain and should be viewed with caution. Actual results may differ materially from the forward-looking statements as a result of many factors, including changes in economic conditions and other unanticipated events and conditions. It is not possible to foresee or to identify all such factors. The Company makes no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date of this document that may affect the accuracy of any forward-looking statement.

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Item 7. Financial Statements

American Petroleum Group, Inc. and Subsidiaries

Index to Financial Statements

CONTENTS

Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

On November 16, 2004, the current Interim President of the Registrant in discussions with Amisano Hanson, became aware that the Registrant had not properly informed Amisano Hanson of its dismissal, and the Registrant had failed to comply with the notification provisions of Form 8-K for dismissal of the previous auditor and appointment of the new auditor. Accordingly, the current management, on November 16, 2004 notified its previous independent auditor, Amisano Hanson, Chartered Accountants, 750 West Pender Street, Suite 604, Vancouver Canada, V6C 2T7, 604-689-0188, that it was replaced as the Independent Auditor of the Registrant, by Brown Smith Wallace LLC. This action was previously approved by the Board of Directors on or about February 19, 2004.

Members of The Board of Directors and Officers of the Registrant have discussed these facts with Amisano Hanson, and have discussed the actions necessary to correct the problem.

The audit reports of, Amisano Hanson, Chartered Accountants, 750 West Pender Street, Suite 604, Vancouver Canada, V6C 2T7, 604-689-0188 on the Company's consolidated financial statements as of and for the fiscal years ended December 31, 2002 and 2001 did not contain an adverse opinion or a disclaimer of opinion, or modified as to audit scope or accounting principles, however the auditors qualified their report as to the uncertainty that the Company would continue as a going concern. During the period of their engagement, there were no disagreements between Amisano Hanson, and the Registrant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Amisano Hanson, would have caused them to make reference to the subject matter of the disagreement in connection with its reports on the Registrant's financial statements, other than the fee dispute that has arisen between the parties.

The Registrant has furnished Amisano Hanson with a copy of this report and has requested them to furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of the resignation letter is to be attached as Exhibit 16 to this Form 8-K.

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On February 19, 2004, the management of the Registrant engaged Brown Smith Wallace LLC, located at 1050 N. Lindbergh Blvd. St. Louis, MO 63132, Telephone 314.983.1200, as its independent auditors to audit its financial statements for the fiscal year ended December 31, 2003. The decision to retain Brown Smith Wallace LLC was approved by the Registrant's board of directors at that time. Prior to the engagement, Registrant did not consult with Brown Smith Wallace LLC regarding the application of accounting principles to a specified transaction, or the type of audit opinion that may be rendered with respect to the Registrant's financial statements, as well did not consult with Brown Smith Wallace LLC, as to the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the small business issuer's financial statements and either written or oral advice was provided that was an important factor considered by the small business issuer in reaching a decision as to the accounting, auditing or financial reporting issue.

Item 8a. Controls and Procedures

We recently acquired American Petroleum Products Corp., our main operating entity, after taking control of the parent Company in September 2004. As such, the company is just developing and implementing systems of internal and disclosure controls. Within the ninety-day period preceding the filing of this report, our management evaluated the effectiveness of the design and operation of its disclosure controls and procedures (the "Disclosure Controls") as of the end of the period covered by this Form 10-KSB and (ii) any changes in internal controls over financial reporting that occurred during the last quarter of our fiscal year. This evaluation ("Controls Evaluation") was done under the supervision and with the participation of management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), who became CFO in September 2004, and the Controller, who became CFO in March 2005.

Limitations on the Effectiveness of Controls
A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact

that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected. We will conduct periodic evaluations of our internal controls to enhance, where necessary, our procedures and controls.

Conclusions

Based upon the Controls Evaluation, the CEO and CFO have concluded that the Disclosure Controls are effective in reaching a reasonable level of assurance that management is timely alerted to material information relating to the Company during the period when its periodic reports are being prepared. In accord with the U.S. Securities and Exchange Commission's requirements, the CEO and CFO conducted an evaluation of the Company's internal control over financial reporting (the "Internal Controls") to determine whether there have been any changes in Internal Controls that occurred during the quarter which have materially affected or which are reasonable likely to materially affect Internal Controls. Based on this evaluation, there have been no such changes in Internal Controls during the last quarter of the period covered by this report.

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Part III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act.

The following were elected to the Board of Directors, effective February 15, 2005:

Ron Shapss	58	Chairman of the Board
James W. Zimbler	39	Director and President
Richard Carter	36	Director and Vice-President
William Bossung	47	Director and VP of Corporate Finance
Michael S. Krome	43	Director and General Counsel
George L. Riggs, III	53	Director
Elliot Cole Esq.	71	Director
James Carroll	54	Chief Financial Officer

Ron Shapss, 58, Chairman of the Board
Mr. Shapss is the founder of Ronald Shapss Corporate Services, Inc., ("SCS") a company engaged in consolidating fragmented industries since 1992. RSCS was instrumental in facilitating the roll-up of several companies into such entities as U.S. Delivery, Inc., Consolidated Delivery & Logistics, Inc. Mr. Shapss was also the founder of Coach USA, Inc. A 1970 graduate of Brooklyn Law School, Mr. Shapss is a member of the New York bar.

James W. Zimbler, 39, Director and Interim President
Mr., Zimbler has been a principal of Alpha Advisors, LLC, since its inception in May 2002. Alpha is involved as a consultant in the mergers and acquisitions of public companies, and consulting for private companies that wish to access the public markets. Prior to becoming a founding member of Alpha, he was involved in consulting for capital raising, re-capitalization and mergers and acquisitions for various clients. Mr. Zimbler is one of the initial shareholders in Humana Trans Services Holding Corp. (OTCBB "HTSC"). Mr. Zimbler has recently focused his energies in the field of turnarounds of small emerging private and public companies.

Richard Carter, 36, Director and Vice-President
1998 - 2002 GunnAllen Financial, Senior Vice President
2002 - 2004 National Securities, Senior Vice President
Richard D. Carter joined American Petroleum Group, Inc. from the investment-banking field. Mr. Carter has been responsible for raising investment capital for 14 years. Mr. Carter's main focus will be spent on implementing financial systems and continued funding related to growth and acquisitions.

William Bossung, 47, Director and Vice President of Corporate Finance
Mr. Bossung has over 18 years of diversified financial experience. For approximately the last ten years Mr. Bossung has been President of Alliance Financial Network, Inc., which provides financial consulting for public and private companies. From early 1995 until mid 1997, Mr. Bossung was the Director of Corporate Finance for Chadmoore Wireless Group, Inc., which was subsequently acquired by Nextel.

Michael S. Krome, Esq., 43, Director and General Counsel
Michael S. Krome was admitted to practice Law in the State of New York in February 1991, and in the United States District Court for the Eastern District of New York in June 1991 and Southern District of New York in November 1994. He has been a Director of Human Trans Services Holding Corp ("HTSC") since January 2004. Since 1991 he has practiced law as a sole practitioner with a General Practice. Since 2001 he has concentrated his practice in representing Public Corporations. He is a graduate of the State University of New York at Albany and graduated from the Benjamin N. Cardozo School of Law in June 1990. From February 1999 to November 1999, he was Vice President of Legal Affairs of Fortune Media, Inc., (now known as Wayne's Famous Phillies, Inc.). From April 2000 until January 2001, he was a Director and Counsel to Universal Media Holdings, Inc.,

know known as Genio Group, Inc.

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George L. Riggs, III, C.P.A., 53, Director
George L. Riggs, III, C.P.A., was the founder and Managing partner of Riggs & Associates, LLP prior to joining the firm of Centerprise/Scillia Dowling & Natarelli (formerly Simione Scillia Larrow & Dowling LLC) as an audit and accounting principal. He left the firm in October 2002 to return to a solo practice. He has been a Director of Human Trans Services Holding Corp ("HTSC") since July 2003. He specializes in public and privately held corporations, with significant experience in mergers and acquisitions, litigation support, and bankruptcy and reorganizations matters. He has over twenty-five years experience in public accounting, including 13 years as a partner at Deliotte & Touche, LLP. He spent ten years as the Professional Practice Director for the Hartford, New Haven and Waterbury offices. In this position, he was responsible for the review of all engagements to ascertain compliance with professional guidelines and technical consultations on all clients in the areas of accounting, auditing and securities. He is a graduate of the University of Hartford where he received the Regents Honor award for graduating first from the school of business administration. He also holds an MBA degree from the University of Connecticut with a specialization in finance. He received a certificate of merit from the Massachusetts Society of CPAs for passing the CPA exam at the first sitting. George has conducted many continuing education seminars for his prior firms and the Connecticut Society of CPAs as well as spoken to many professional groups on certain industry, technical and financing subjects. He holds CPA certificates in Connecticut and Vermont. He is a member of the American Institute of Certified Public Accountants, the Connecticut Society of Certified Public Accountants, and Institute of Management Accountants. Mr. Riggs resigned as CFO on March 17, 2005.

Elliot Cole, Esq., 71, Director
Partner, Patton Boggs LLP. Elliot Cole has practiced corporate law for 40-plus years, more than 30 of which he has been a partner at Patton Boggs LLP. He has been a Director of Human Trans Services Holding Corp (OTC BB "HTSC") since May 2004. His expertise is rooted in the representation of early-stage companies. As a counselor of startups through mezzanine and later-stage financing, Mr. Cole assists with bringing companies in a wide range of businesses along to maturity. His broad-based contacts with financiers and investors have provided capital and management assistance to a number of the firm's clients over the years. Mr. Cole has served on the boards of several business, community and social organizations. He has been a trustee of Boston University, his alma mater, for over 20 years, having served on its Investment Committee and Community Technology Fund.

James J. Carroll, 54, Chief Financial Officer
James J. Carroll was the founder of Kevney Consulting Group, Ltd (Kevney). and has been active in Kevney since 2001. Kevney provides diversified financial and management services to its clients, including merger and acquisition, reorganization and debt financing consulting and interim chief financial officer services. Mr. Carroll has over 30 years of financial experience, including 13 years in public accounting with 5 years as a partner with a regional public accounting firm. He also has over 15 years of experience in private industry, including positions as COO and CFO for various manufacturing and distribution companies.

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Item 10. Executive Compensation

For the fiscal year ended December 31, 2004, no Officer/Director has been compensated with salaries or other form of remuneration except as set forth below:

<TABLE>
<CAPTION>

Name	Capacities in Which Remuneration was Received	Period Ended	Cash Payment	Aggregate Restricted Share Remuneration
<S>	<C>	<C>	<C>	<C>
Ronald Shapss (1)	Chairman of the Board	December 31, 2004	- 0 -	- 0 -
James W. Zimbler	Interim President	December 31, 2004	$ 52,250	$600,000 (2)
Richard Carter	Vice-President	December 31, 2004	$ 51,100	$600,000 (2)
George L. Riggs, III (3)	Chief Financial Officer	December 31, 2004	$ 20,193	$ 90,000 (2)
Michael S. Krome, Esq.	General Counsel	December 31, 2004	$ 13,846	$ 90,000 (2)

</TABLE>

(1) Mr. Shapss was elected Chairman of the Board on February 15, 2005
(2) Based upon shares of restricted common stock of the Company, discounted
(3) Mr. Riggs resigned as CFO on March 17, 2005

Director Compensation:

Our directors receive no compensation for their services as director, at this time, other than what has already been paid by the issuance of shares of common stock.

Director and Officer Insurance:

The Company does not have directors and officers ("D & O") liability insurance at this time.

Item 11. Security Ownership of Certain Beneficial Owners and Management

The following table describes, as of the date of this offering, the beneficial ownership of our Common Stock by persons known to us to own more than 5% of such stock and the ownership of Common Stock by our directors, and by all officers and directors as a group.

Effective August 25, 2004, the control of the Registrant changed. This was due to appointment of the new Directors. In addition, the Registrant issued a controlling block of shares to the persons identified. These shares consisted of shares of common stock and shares of preferred stock Series A, that was convertible to common stock at a ratio of one share of preferred to 10 shares of common (subsequent to the reverse split the amount is .5 per share), with immediate voting rights as if they were converted to common stock. The shares were issued as part of compensation packages for the services to be rendered to the registrant. The series A preferred stock conversion ration is subject to adjustment of the same reverse split of the common stock of 20 to 1 that occurred in the fourth fiscal quarter.

Accordingly, the shares of the series A preferred stock is convertible into a total of 1,838,750 shares of common stock, and continues to have immediate voting rights equal to that conversion. A total of 4,315,000 are issued and outstanding as of March 29, 2005.

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	No. of Common	No. of Preferred(1)	% ownership(1)
Ronald Shapps(2)	500,000	1,000,000	11.5
James W. Zimbler (2)	500,000	1,000,000	11.5
Richard Carter (2)	535,000	1,000,000	12.3
George L. Riggs, III (2)	75,000	150,000	*
Michael S. Krome, Esq. (2)	75,000	150,000	*
Elliot Cole, Esq. (2)	75,000	150,000	*
Alpha Advisors, LLC (3)	113,750	227,500	*
Richard Steifel	290,000	--	6.7
Chris Hansen	222,500	--	5.1
Jesse Fuller	887,893	--	20.6
Officers and Directors (6 persons)	1,873,750	3,677,500	43.4% (4)

(1) Percentage of ownership includes conversion ration of preferred stock at a rate of one share of preferred stock to.5 shares of common stock. All holders of the preferred shares have elected to convert the Series A preferred shares to common stock. The additional shares of common stock have not yet been issued and are not reflected in the table

(2) Officer and/or Director of the Company.

(3) Alpha Advisors, LLC is controlled by James W. Zimbler,, George L. Riggs, and Michael S. Krome. When all of the ownership percentages are added, the control percentage for Alpha Advisors LLC is 17.6%, including the conversion of the preferred stock, if voted as a block.

(4) Officers and Directors own 41.7% of the issued common stock of the Company. Certain Officers and Directors also own an additional 3,677,500 shares of preferred stock, convertible into .5 shares of common stock each share of preferred, equaling 1,873,750 additional shares of common stock and having immediate voting rights. This give effective voting control over the Company.

Item 12. Certain Relationships and Related Transactions

Issuance of Stock:

We issued 75,000 shares of common stock, and 150,000 shares of Series A preferred stock, to Ronald Shapss as part of his compensation for accepting the position of Chairman of the Board of Directors, January 2005. We issued 500,000 shares of common stock, and 1,000,000 shares of Series A preferred stock, to Ronald Shapss as part of his compensation for accepting the position of Chairman of the Board of Directors, on February 15, 2005. We issued shares of the Company as set forth on the Form 8-K filed September 20, 2004, and incorporated by reference, in connection with the change of control of the Company

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Item 13. Exhibits
Index to Exhibits

SEC REFERENCE NUMBER	TITLE OF DOCUMENT

3.1 Articles of Incorporation of the Registrant, as amended (1)
3.2 By-laws of the Registrant, as amended (1)
99.1 Certification of President Officer pursuant to 18 U.S.C. Section 1350, as adopted, Pursuant to section 906 of the Sarbanes-Oxley act of 2002 (2) 99.2 Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted, Pursuant to section 906 of the Sarbanes-Oxley act of 2002 (2)

----

(1) Previously filed as an exhibit to the Company's Form 10-SB filed on June 26, 2001, and subsequent filings
(2) Filed herewith

Reports on Form 8-K

A Current Report on Form 8-K, for Item 2, Changes in Control of Registrant was filed on July 9, 2004 regarding changes to the Board of Directors.

A Current Report on Form 8-K, for Item 5.01, Changes in Control of Registrant was filed on September 20, 2004 regarding changes to the Board of Directors.

A Current Report on Form 8-K, for Item 8.01, Other Events was filed on November 3, 2004, regarding the completion for a reverse split of the common stock and change of name of the Registrant.

A Current Report on Form 8-K, for Item 4.01, Changes in Registrant's Certifying Accountant, 4.02., Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review and 9.01., Financial Statements and Exhibits was filed on February 16, 2005

Item 14. Principal Accounting Fees and Services

During the fiscal year ended December 31, 2004, we paid a total of $51,750 in audit, audit-related, tax or other fees paid for professional services rendered by the independent certified public accountant who audited the financial statements of the Nevada corporation that are filed herewith as those of the Company. See Item 7, "Financial Statements", above.

During the fiscal year ended December 31, 2004, the Registrant did not have an audit committee.

<PAGE>

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, American Petroleum Group, Inc. has duly caused this Report to be signed on behalf of the undersigned thereunto duly authorized on March 31, 2005.

AMERICAN PETROLEUM GROUP, INC.

By /s/ James W. Zimbler

James W. Zimbler, President and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons in the capacities indicated and on March 31, 2005.

Signature	Title	Date
/s/ Ronald Shapss Ronald Shapss	Chairman	March 31, 2005
/s/ James W. Zimbler James W. Zimbler	CEO, President Director	March 31, 2005
/s/ James J. Carroll James J. Carroll	Chief Financial Officer	March 31, 2005

<PAGE>

AMERICAN PETROLEUM GROUP, INC.
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2004

<PAGE>

TABLE OF CONTENTS

Page

<PAGE>

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Stockholders
American Petroleum Group, Inc.
Chicago, Illinois

We have audited the accompanying consolidated balance sheets of American Petroleum Group, Inc. and subsidiary (FKA American Capital Alliance, Inc.) as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Petroleum Group, Inc. and subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B to the consolidated financial statements, the Company is dependent on its ability to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. These factors, along with other matters set forth in Note B, raise substantial doubt that the Company will be able to continue as a going concern. Management's plan regarding those matters is also described in Note B. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

In connection with a business combination the Company entered into as of July 1, 2004 as discussed in Note F, certain contingencies remain to be resolved as discussed in Note K in order to finalize this transaction.

Brown Smith Wallace, L.L.C.

March 23, 2005
St. Louis, Missouri

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Consolidated Balance Sheets
December 31, 2004 and 2003
(See Independent Auditors' Report)

	2004	2003
ASSETS		
Current Assets		
Cash and cash equivalents	$ 801	$ 35,432
Trade accounts receivable, net of allowance of $22,700 for doubtful accounts	291,846	--
Advances to others	100,000	--
Acquisition deposits	--	200,200
Inventory	254,944	--

Total Current Assets	647,591	235,632
Equipment		
Equipment	6,068	--
Less accumulated depreciation	2,023	
	4,045	--
TOTAL ASSETS	$ 651,636	$ 235,632
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current Liabilities		
Book overdraft	$ 5,523	$ --
Trade accounts payable	629,825	67,792
Accrued interest	32,000	--
Accrued professional fees	45,000	--
Accrued expenses	11,187	--
Notes payable to stockholders	500,000	--
Loans payable to officers/stockholders	713,269	--
Total Current Liabilities	1,936,804	67,792
Notes Payable to Stockholders	--	500,000
Commitments and Contingences (Notes B, F, G, I, K and L)		
Stockholders' Equity (Deficit)		
Preferred stock; 5,000,000 shares; 2,527,500 shares issued and outstanding	25,275	--
Common stock, $0.001 par value; 100,000,000 shares authorized; 3,740,000 and 1,415,000 shares issued and outstanding in 2004 and 2003, respectively	3,740	1,415
Additional paid-in capital	11,523,435	9,328,585
Retained (deficit)	(12,837,618)	(9,662,160)
	(1,285,168)	(332,160)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 651,636	$ 235,632

The accompanying notes are an integral part of these consolidated financialstatements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Consolidated Statements of Operations
Years ended December 31, 2004 and 2003
(See Independent Auditors' Report)

	2004	2003
Net sales	$ 857,172	$ --
Cost of goods sold	732,722	--
Gross Profit	124,450	--
Expenses		
Acquisition expense	10,000	196,200
Professional fees	145,293	133,067
Management fees	--	136,890
Office expenses	140,218	2,979
Compensation expenses	1,523,200	8,778,000
Termination expenses	--	355,000
Payroll and payroll taxes	390,152	--
Bad debts	22,700	--
Outside sales	83,707	--
Repairs and maintenance	14,293	--
Depreciation	2,023	--
Advertising and promotion	60,640	--
Other	69,099	--
Total Expenses	2,461,325	9,602,136
Income (Loss) Before Other Items	(2,336,875)	(9,602,136)
Other Income (Expense)		
Forgiveness of debt	--	32,442

Interest expense	(32,000)	--
Other expense	(806,583)	--
Total Other Income (Expense)	(838,583)	32,442
NET INCOME (LOSS)	$(3,175,458)	$(9,569,694)
Loss per share	$ 1.62	$ 1.14
Diluted loss per share	$ 1.62	$ --
Weighted average number of shares outstanding	1,965,414	845,795

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity (Deficit)
Years ended December 31, 2004 and 2003
(See Independent Auditors' Report)

<TABLE>
<CAPTION>

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Total
	Number	Par Value	Number	Par Value			
<S>	<C>	<C>	<C>	<C>	<C>	<C>	<C>
Balance at December 31, 2002	--	--	750,000	$ 750	$ 99,250	$ (92,466)	$ 7,534
Net loss (9,569,694)	--	--	--	--	--	(9,569,694)	
Stock shares issued	--	--	665,000	665	9,229,335	--	9,230,000
Balance at December 31, 2003 (332,160)	--	--	1,415,000	1,415	9,328,585	(9,662,160)	
Net loss (3,175,458)	--	--	--	--	--	(3,175,458)	
Stock shares issued	2,527,500	25,275	2,598,700	2,599	2,194,576	--	2,222,450
Retired common shares	--	--	(273,700)	(274)	274	--	--
Balance at December 31, 2004	2,527,500	$ 25,275	3,740,000	$ 3,740	$11,523,435	$(12,837,618)	$ (1,285,168)

</TABLE>

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows
Years ended December 31, 2004 and 2003
(See Independent Auditors' Report)

	2004	2003
Cash flows from operating activities:		
Net loss	$(3,175,458)	$(9,569,694)
Compensation, consulting and termination expenses in exchange for shares	1,523,200	9,248,000
Impairment of goodwill	822,262	--
Adjustments to reconcile net loss to net cash used in operating activities:		
Bad debts	22,700	--
Depreciation	2,023	--
(Increase) decrease in operating assets:		
Trade accounts receivable	(43,863)	--
Advances to others	(100,000)	--
Inventory	(11,459)	--
Acquisition deposits	200,200	(200,200)
Book overdraft	(10,559)	--
Prepaid expenses	--	400
Increase (decrease) in operating liabilities:		
Trade accounts payable	228,466	60,529
Accrued expenses	80,112	--

Net cash used in operating activities	(462,376)	(460,965)
Cash flows from investing activities:		
Acquisition of new subsidiary	(856,200)	--
Purchases of equipment	(3,000)	--
Net cash used in investing activities	(859,200)	--
Cash flows from financing activities:		
Issuance of common stock	44,400	--
Increase in additional paid-in capital	629,575	482,000
Issuance of preferred stock	25,275	--
Proceeds from loans payable	587,695	--
Loans payable	--	(10,000)
Net cash provided by financing activities	1,286,945	472,000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(34,631)	11,035
Cash and cash equivalents, beginning of year	35,432	24,397
Cash and cash equivalents, end of year	$ 801	$ 35,432

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements
December 31, 2004
(See Independent Auditors' Report)

Note A - Company

The Board of Directors (the "Board") by unanimous written consent dated as of November 18, 2003, and certain stockholders (the "Majority Stockholders") owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of November 18, 2003, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of Nevada, changed the Company's name to "American Capital Alliance, Inc." from Prelude Ventures, Inc. The name of the Company was changed again on November 1, 2004 to American Petroleum Group, Inc. ("APG") by a vote of the security holders.

APG is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities. APG's current direction is in the manufacturing and distribution of petroleum and related products for the automotive industry. On July 1, 2004, APG acquired 100% of the outstanding stock of American Petroleum Products Company ("APPC"). The accompanying consolidated financial statements include the results of operations of APPC beginning on July 1, 2004. After the above acquisition, the Company is no longer considered a "development stage entity".

Note B - Continuance of Operations

The financial statements have been prepared using accounting principles generally accepted in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At December 31, 2004, the Company had accumulated losses of $12,837,618 since its inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. The Company is currently pursuing new debt and equity financing in conjunction with future acquisitions. Additionally, approximately $713,000 was raised during the year ended December 31, 2004 from loans payable to officers/stockholders (see Note I) whose proceeds were used for working capital needs, as well as a down payment toward the purchase of an option on one of the proposed acquisitions.

Note C - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of American Petroleum Group, Inc. and its wholly owned subsidiary, American Petroleum Products Company (the "Company") after elimination of significant intercompany transactions and accounts.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
December 31, 2004
(See Independent Auditors' Report)

Note C - Summary of Significant Accounting Policies (Continued)

Revenue

Revenue is recognized when the title to inventory is transferred.

Trade Receivables

Concentration of credit risk with respect to receivables, which are unsecured are generally limited due to the wide variety of customers and markets using the Company's products, as well as their dispersion across many geographic areas. The Company maintains allowances for potential credit losses, and such losses have been minimal and within management's expectations. The allowance for doubtful accounts is estimated based on various factors including revenue, historical credit losses and current trends.

Inventory

Inventory consisted of primarily raw materials (oil, additives and packaging material) and is valued at the lower of cost or market applied on a first-in, first-out basis.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Depreciation

Depreciation of equipment is computed using the straight-line method for financial statements and income tax reporting purposes.

Advertising Costs

Advertising costs are expenses as incurred. Total advertising costs charged to expense were $60,640 in 2004.

-7-

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
December 31, 2004
(See Independent Auditors' Report)

Note C - Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109, "Accounting for Income Taxes". Under this method, deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax laws. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized (see Note D).

Basic Loss Per Share

The Company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share is not presented (see Note I). On August 25, 2004, the Company approved a one-for-twenty reverse stock split; all per share amounts have been retroactively adjusted.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturity of those instruments. At December 31, 2004 and 2003, the Company estimates that the fair value of its notes payable are not materially different from its financial statement carrying value, except for the liability for stock borrowings (see Note G).

New Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

Impairment of Long Lived Assets

The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. In the opinion of management, no such impairment existed at December 31, 2004. See Note F concerning impairment of goodwill.

<PAGE>

Note C - Summary of Significant Accounting Policies (Continued)

Reclassifications

Certain prior period amounts have been reclassified to conform to the current year presentation.

Note D - Income Taxes

Deferred Tax Assets

The Financial Accounting Standards Board issued Statement No. 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after March 15, 1992. FAS 109 requires the use of the asset and liability method of accounting for income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The following table summarizes the significant components of the Company's deferred tax assets:

	2004	2003
Gross deferred tax assets (non-capital loss carryforward)	$ 4,365,000	$ 3,284,000
Valuation allowance for deferred tax asset	(4,365,000)	(3,284,000)
	$ --	$ --

Income Taxes

No provision for income taxes has been provided in these consolidated financial statements due to the net loss. At December 31, 2004, the Company has net operating loss carryforwards, which expire commencing in 2022, totaling approximately $12,800,000, the benefit of which has not been recorded in the financial statements due to the future uncertainty of the generations of earnings by the Company.

Note E - Non-Cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
December 31, 2004
(See Independent Auditors' Report)

Note E - Non-Cash Transactions (Continued)

The Company has recorded a termination expense in respect to the termination of its former President and has issued 200,000 common shares at $2.35 per share to satisfy the total liability which includes the termination expense, unpaid management fees and unpaid advances to the Company (see Note I).

During 2004, the Company entered into a business combination and acquired certain operating assets of APPC in exchange for Company stock (see Note F).

Note F - Business Combinations

Business Acquisition Cancelled

On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under Rule 144 of the Securities and Exchange Act and at a later date, issue an additional 5,000,000 common shares, restricted under Rule 144 of Securities and Exchange Act, subject to the Company paying not less than $1,000,000 in accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business is to provide servicing for the oil and gas industry.

The Company has determined that the transaction cannot be completed due to the inability to complete a comprehensive due diligence. Therefore, the shares previously outstanding were returned to the treasury of the Company on February 25, 2004.

"TSG" Acquisition

On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company was to pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition. The contractual amount of the option was never fully paid, however, amounts advanced for the option purchase and associated acquisition expenses resulted in an $185,000 charge to operations for the year ended December 31, 2003 and $10,000 for the year ended December 31, 2004.

<PAGE>

Note F - Business Combinations (Continued)

Motor Parts Waterhouse, Inc.

The Company issued 5,000,000 shares of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and pay $2,200,000. This MPW option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition.

Alliance Petroleum Products Company

On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company is to be issued to Worldlink International Network, Inc. upon 24 months from the above date. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose, if the Company did not arrange the funding within 150 days from the date of the execution of the Alliance Agreement. Since the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing. This was a material contingency to the transactions and as a result had to be resolved prior to recognition of a business combination. On June 24, 2004 (effective date July 1, 2004) the Company ("Prelude") then known as American Capital Alliance, Inc., ("AMAI") and Alliance Petroleum Products Company ("Alliance"), entered into an Amendment to the original Alliance Agreement, dated October 9. 2003 whereby all previous conditions and contingencies were deemed to have been completed or waived and the agreement amended as follows:

<PAGE>

Note F - Business Combinations (Continued)

Alliance Petroleum Products Company (Continued)

- 5,000,000 shares of AMAI voting capital stock are to be issued to the shareholders of Alliance in the same proportions as the first 5,000,000 shares were issued to them pursuant to the exchange of securities contemplated in the Agreement and Plan of Reorganization upon the execution of this Amendment. The exchange of securities also includes, 1,000,000 shares of preferred shares, with the necessary Certificate of Designation, to allow conversion at the rate of 1 share of preferred to ten (10) shares of common, and to permit the preferred shareholders to vote their shares, at any time after issuance, and after they have been converted, the shares be issued to the shareholders of American in the same proportions as the first 5,000,000 shares were issued to them pursuant to the Agreement and Plan of Reorganization.

- All the shares to the Alliance shareholders are no longer subject to a two year restriction prior to sale or transfer, but are now only subject to those transfer restrictions under Rule 144 of the Securities Laws.

- AMAI assumes all payment obligations and all other agreements of Alliance as set forth in the including four "Promissory Notes"; and AMAI assumes all payment obligations and all other agreements of Alliance to the Harris Bank. (See Note K)

The operations of Alliance have been consolidated with the results of AMAI since July 1, 2004.

The aggregate acquisition price was $856,200, which consisted of 1,107,500 of the Company's common stock valued at $0.54 and cash advances outstanding to Company at the time of consummation of the transactions. The value of the stock was determined based on the approximate average market price of the shares on August 11, 2004 (change in control date) and discounted for factors such a limited market for the stock.

<PAGE>

Note F - Business Combinations (Continued)

Alliance Petroleum Products Company (Continued)

Following is a condensed balance sheet showing the fair values of the assets acquired and the liabilities assumed as of the date of acquisition:

Current assets	$ 498,087
Property and equipment	3,068
Goodwill arising in the acquisition	822,262
	$1,323,417
Current liabilities	$ 341,642
Current maturities of long-term debt	125,575
Net assets acquired	856,200

$1,323,417

The Company acquired only minimal property, plant and equipment in the transaction; Alliance does not have title to these production assets. Additionally, no expense has been recognized during the six months ended December 31, 2004 for compensation for the use of the machinery and equipment to a corporation representing the processor operation to Alliance and to an entity that owned the real estate. The processor company was owned by the former officers of APPC who are also stockholders and directors of the Company; the real estate company is owed by the former president and a major stockholder of the Company; The assets of these entities secure obligations to Harris Bank as a result of certain transactions entered into by the predecessor company, the real estate company or their owners. A security interest had been entered into to as a result of these prior lending activities with appropriate lien filed and personal guarantee of the principals, some who are currently officers of the Company or Alliance. Harris Bank has threatened foreclosure if the prior borrowers can not reach terms allowing the bank to forebear the defaults. (See Note K)

Goodwill (excess of purchase price over net assets acquired) of $822,262 arising in the above described acquisition had been recognized at the time of purchase. Subsequently, management determined that the goodwill value was totally impaired as APPC is operating on a negative cash flow basis and, therefore, the recoverability of the asset is uncertain and was fully written off in December 31, 2004.

<PAGE>

Note F - Business Combinations (Continued)

Pro Forma Information

On July 1, 2004, the company purchased 100% of the voting stock of APPC. Results of operations for APPC are included in the consolidated financial statements since that date. The acquisition was made for the purpose of the reasons as stated above. Following are pro forma amounts assuming that the acquisition was made on January 1, 2004:

Net sales	$ 1,487,007
Cost of good sold	1,217,846
Gross profit	269,161
Expenses	3,836,886
Net income (loss)	(3,567,725)
Loss per share:	
Basic	$ 1.82

Note G - Notes Payable to Stockholders

The Company entered into a stock borrowing arrangement whereby several stockholder/officers of the Company transferred approximately 1,000,000 shares pre-split or 50,000 shares on a post split basis of common stock into an escrow account. The shares were subsequently sold with the proceeds of $500,000 being transferred to the Company. The Company is obligated to return the shares to the original holders by April 2005. If the Company had to repurchase its stock at December 31, 2004, it would be required to pay $51,500 to acquire the aggregate shares using a $1.03 approximate share price in order to replace such shares for the original contributors of the stock. The balance sheet as of December 31, 2003 was restated to record the $500,000 liability and reduce additional paid-in capital.

<PAGE>

Note H - Related Party Transactions

Payroll Services

The Company had its payroll processed though a "professional employer organization" owned by a publicly traded corporation that has common shareholders, directors and officers. This company processed $351,513 of payroll, taxes and benefits, along with an administration fee of $18,155. Included in accounts payable at December 31, 2004 is a balance due for these services of $113,858.

Expense Reimbursements

The Company reimburses Company officer/directors for travel, office and other expenses. In addition, certain officers make temporary advances. Accounts Payable includes $14,987 of advances of these types.

Due Alpha Advisors

A professional services agreement dated October 9, 2003 was entered into with Alpha Advisors, LLC for a term of one year and renewable for an additional year. Alpha Advisors LLC is an entity owned by stockholders/directors/officers of the Company. The fee for these services was the issuance of 1,000,000 shares of common stock of the Company upon execution of the agreements, $25,000 due at signing of the Tri-State Stores and Alliance Petroleum Group, Inc. agreements and $6,000 payable on the first of each month thereafter. In addition, a finder's fee of 10% of any new financing was to be paid on funds being committed. Accounts Payable includes $31,000 of such amounts due as of September 30, 2004. The Company and Alpha are currently in the process of converting the debt into equity based upon a discount of 80% from the market price.

Operating Assets

The operations of APPC are performed in a plant owned by the former President and current shareholder of the Company. The Company does not have a lease and is presently not paying rent for this property due to a dispute with the former President (see Note L).

<PAGE>

Note I - Related Party Loans Payable to Officers/Stockholders

	2004 Amount
Rick Carter	$ 6,000
Ron Shapps	200,000
Michael Cahr	100,000
Warren Field	50,000
New Century Capital Consultants, Inc.	50,000
Keystone Nittany Ventures	113,353
Former President	142,916
Malibu Management Company	16,000
Alliance Finance Network	35,000
Total	$713,269

New Century Capital Consultants, Inc.-Note Payable

The Company on March 16, 2004 entered into a convertible unsecured revolving promissory note agreement with New Century Capital Consultants, Inc. The lender is a stockholder in the Company via compensation it received (see Note H). The agreement allows for borrowings up to $500,000 of which $50,000 has been advanced currently. Interest accrues at the rate of 9% per annum payable along with the any outstanding principle balance on March 16, 2005, unless the note is in default. The lender may convert the principal amount and any accrued interest into common stock of the Company based upon a formula equal to 40% below the closing bid price of the stock starting after six months from execution of this agreement. Additionally, on a one time basis the lender upon written demand after the six months can require the Company to prepare and file a registration statement under the Securities and Exchange Act of 1933 for an offering of up to 1,000,000 shares. Also, the agreement allows for "piggyback registration" rights in that the Company must notify the lender and allow the lender to register its shares if the companies file such a registration statement. The agreement contains events of default such as bankruptcy, insolvency, defaults or rendering of judgments on indebtedness in excess of $75,000 on from any other lender. Additionally, the agreement contains certain covenants as prohibition of payment of dividends, retirements or redemptions of capital stock, or the transfer of material assets of the Company. Upon these acts of defaults, the entire amount of principal and interest is immediately due, and interest accrues at a rate of 15% per annum.

On October 18, 2004, the Company received notice from the lender that, in its opinion, the Company was in default on the arrangement as a result of distributions of to classes of equity holders and possibly transfer of material assets. The lender has made assertions about misappropriation of corporate funds. Management of the Company finds these assertions as unfounded and feel the Company is in compliance with the terms of the agreement.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
December 31, 2004
(See Independent Auditors' Report)

Note I - Related Party Loans Payable to Officers/Stockholders (Continued)

Keystone Nittany Ventures, Malibu Management Company and Alliance Financial Network

Keystone Nittany Ventures, Inc. (Keystone) and Malibu Management Company (Malibu) are corporations owned by the President of the Company who is also a director and a major shareholder. Alliance Financial Network ("AFN") is a corporation owned by a Vice President of the Company who is also a director and shareholder. Keystone, Malibu and AFN have from time-to-time made advances to the Company. The loans are unsecured due on demand and call for interest of 8% per annum.

Former President

The amount recorded by the Company represents the estimated fair value of the liability of the amount assumed at the time of purchase of APPC. It appears that the liability represents funds advanced for working capital. The obligation is unsecured, as no terms for repayment, and non-interest bearing. As a result of other contingencies that of the purchase of AAPC the final settled amount of this liability could be significantly different from the present recorded amount.

Other Stockholders

Warren Field, Rick Carter, Michael Cahr and Ron Shapps are related to the Company by virtue of being stockholders. The loans payable are unsecured, due on demand, and accrue interest of 7% per annum. Certain notes have provisions including options to purchase additional common shares at $.01 per share.

Note J - Stockholders' Equity

A consulting services agreement was entered into on October 9, 2003, with National Securities Corporation, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 12,500 shares post split of common stock of the Company.

A consulting services agreement was entered into on October 9, 2003, with New Century Consultants, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 50,000 shares post split of common stock of the Company.

A consulting agreement was entered into on October 10, 2003, with Commonwealth Partners NY, LLC for a term of three years. The fee for this service is the issuance of 10,000 free trading shares post split and 15,000 restricted shares post split of common stock of the Company.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
December 31, 2004
(See Independent Auditors' Report)

Note J - Stockholders' Equity (Continued)

On January 27, 2004, the Company entered into a manufacturing agreement with the shareholders of International Pit Crew Express, Inc. ("IPC"), a Texas corporation, to acquire the exclusive right to manufacture petroleum products for IPC's customers within the United States, including the United States convenience store industry. As consideration for these rights, the Company issued 700,000 shares post split of common stock on April 2, 2004 to the shareholders of IPC. Additionally, the Company is to provide one half of the funds necessary for the purchase of machinery, and all related parts, supplies, and installation costs.

In conjunction with the change of control of the Company on August 11, 2004, 649,375 shares post split of common and 2,527,500 shares of preferred stock were issued to newly elected officers of the Company. The Company recognized the issuance as compensation expense of $1,516,500 for the year ended December 31, 2004. The value was based upon the closing price of the stock as quoted on the "electronic bulletin board market" on

August 11, 2004. Series A Preferred Stock is convertible at a ratio of one share of Series A Preferred Stock to .5 shares of common stock. In addition, the Company entered into certain compensation agreements with these newly elected officers (see Note K).

Note K - Commitments and Contingencies

Compensation Agreements

In August 2004, the Company entered into a compensation agreement with Mr. William Bossung for the position of Vice President of Corporate Finance and a Director of the Company through December 2005 with a one year renewal. Compensation includes fees of $100,000 per annum and issuance of common and preferred stock.

In August 2004, the Company entered into a compensation agreement with Mr. Rick Carter for the position of Vice President through December 2005 with a one year renewal. Compensation includes fees of $90,000 per annum and issuance of common and preferred stock.

In August 2004, the Company entered into a compensation agreement with Mr. James W. Zimbler for the position of President and a Director of the Company through December 2005 with a one year renewal. Compensation includes fees of $144,000 per annum and issuance of common and preferred stock.

<PAGE>

Note K - Commitments and Contingencies (Continued)

Compensation Agreements (Continued)

Effective January 1, 2005, the Company entered into a compensation agreement with Ronald Shapps for the position of Chairman of the Board of Directors through December 2005 with a one year renewal. Compensation includes fees of $144,000 and the issuance of common and preferred stock.

Harris Bank

In conjunction with the Harris Bank attempting to collect their debt against certain parties as indicated above in Note F, the bank is requesting that the Company become a party to any forbearance as to collection of the debt, such as becoming a guarantor or buying life insurance for the original makers of the debt. The basis of their claims is that the Company is using facilities that secure the original borrowings. It is the opinion of management and counsel of the Company that there is no basis and claims or commitments since APPC or APG was not a borrower or a guarantor on the debt (management of Alliance are guarantors of the original debt based on their role as former shareholders/officers of Alliance before its acquisition by the Company). The Company entered into negotiations with the bank and is attempting to secure financing to purchase the operating assets being utilized in the operations at fair value.

Compensation for Utilizing Operating Assets

As indicated in Note H, no rent or compensation of any type has been paid to the entities that claim to have legal title to the operating assets of APPC. Management has taken the position that since there was no contract or agreement to purchase or for the payment of rentals for these assets, therefore nothing is owed. The consolidated operations for the period since APPC was acquired do not contain any provision for compensation for use of the facilities. The owner (and former President of the Company and major shareholder) of the entity that owns the real estate is claiming a monthly rental amount of $15,000. This is a contingency relating to the business combination that could potentially result in an adjustment of the purchase price of APPC and additional charges to the Company's operations.

Amendment of Alliance Petroleum Products Company Agreement

On June 24, 2004 the Company amended the original agreement removing the contingencies contained in the original document, the most significant being of refinancing certain debt owed Harris Bank (see Note F and above). As part of this amendment the original agreement stated APPC assumed all payment obligations and all other agreements of Alliance to the Harris Bank,; and all payment obligations and all other agreements of Alliance as set forth in the following four "Promissory Notes":

<PAGE>

Notes to Consolidated Financial Statements - Continued
December 31, 2004
(See Independent Auditors' Report)

Note K - Commitments and Contingencies (Continued)

- Alliance is to pay $200,000 to Richard Stiefel after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company and a major shareholder. Richard Stiefel is an officer in Alliance and former shareholder, and currently is an officer/director/ shareholder of the Company. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

- Alliance promises to pay American Group Financial, Inc. and/or Jesse Fuller $407,368.09 and any additional sums that AGF or Jesse Fuller owes to Harris Bank. Jesse Fuller is the owner of AGF, the former president of the Company, former director and still a major shareholder. The note accrues interest at 5% per annum. The note was due December 1, 2004. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

- Alliance is to pay $200,000 to Virginia Gefvert after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company, and a major shareholder. Virginia Gefvert was a former shareholder of Alliance. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

-20-

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
December 31, 2004
(See Independent Auditors' Report)

Note K - Commitments and Contingencies (Continued)

Amendment of Alliance Petroleum Products Company Agreement (Continued)

- Alliance is to pay $200,000 to American Group Financial, Inc. after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company, and a major shareholder. Virginia Gefvert was a former shareholder of Alliance. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

Mining Lease

By a lease letter agreement effective March 9, 2001, and amended March 4, 2002 and September 4, 2002, the Company was granted the exclusive right to explore, develop and mine the Medicine Project property located in Elko County of the State of Nevada. The term of the lease was for 20 years, with automatic extensions so long as the conditions of the lease are met. During the year ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability.

Termination

During 2003, the Company agreed to issue 10,000 common shares post split to its former President for the settlement of management fees payable ($105,000), advances to the Company ($10,000) and termination expense ($355,000). The shares were valued at $2.35 per share, by prior consultants. These shares were issued to the former President and were accounted for as an addition to paid-in capital.

-21-

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements - Continued
December 31, 2004
(See Independent Auditors' Report)

Note L - Subsequent Events

On December 3, 2004, the Registrant entered into a Letter of Intent, dated December 1, 2004, with Oilmatic Systems LLC of East Orange, New Jersey, whereby the Registrant would purchase Oilmatic Systems LLC and/Oilmatic International, Inc., for shares of common stock of the Registrant. It is anticipated that the transaction will close after the end of the first fiscal quarter of 2005. While there can be no assurance the transaction will close, the Company is confident that the parties will execute definitive agreements as scheduled.

The Company entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible debenture for a total amount of $500,000 at 7% interest. The Note is convertible into shares of common stock at a conversion price of $0.85 per share, at the option of the Lender. At the same time, the Company entered into with Cornell Capital Partners LP a total Standby Equity Distribution Agreement for up to $10,000,000 equity line.

-22-

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>8-K
<SEQUENCE>1
<FILENAME>v023349_8-k.txt
<TEXT>

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 1, 2005

American Petroleum Group, Inc.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-49950	98-0232018
(Commission File No.)	(IRS Employer Identification No.)

1400 N. Gannon Drive
2nd Floor
Hoffman Estates, IL 60194
(847) 805-0125
(Address and telephone number of principal executive offices and place of business)

American Capital Alliance, Inc.
(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below)

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13ed-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

<PAGE>

Section 5 -- Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Effective August 1, 2005, the following Director resigned from the Board of Directors and/or Principal Officers of the registrant.

James W. Zimbler	Director and Interim President
William Bossung	Director

The Directors resigning have stated in their resignation letters that their resignation does not in any way imply or infer that there is any dispute or disagreement relating to the Company's operations, policies or practices.

Each resigning Director has been provided a copy of his disclosure, no less that the day the Registrant is filing the disclosure with the Commission. Each Director will be given an opportunity to furnish the Registrant a letter or response, that he agrees with the statements made by the Registrant in this Section 5.02, and if not, stating the respects in which he does not agree.

The following individual has been appointed by to our Board of Directors, effective August 1, 2005:

Name	Age	Position
George Campbell	39	President
James Carroll	54	Director and Chief Accounting/Financial Officer

George Campbell, President and CEO

From 2001 until 2005 , Mr. Campbell was President of George Campbell Consulting, where he was responsible for the entire operation. From 2000 until 2001, Mr. Campbell was a Business Strategy Consultant for Scient Corp., where he was responsible for providing clients with business advice as it related to internet activities. From 1997 until 2000, Mr. Campbell was with Navistar International Transportation Corp., where he had a variety of positions, most recently Director of Strategic Planning for the Truck Group. He was responsible for leading the leadership of the Truck Group through processes of reorganization and strategy development.

Mr. Campbell comes to American Petroleum with a distinguished track record that includes over 13 years of management experience in both start-up and large company manufacturing. He spent 8 years with AlliedSignal and Navistar International as a finance and strategy leader, where he led multiple restructuring, cost, business development, and quality improvement efforts. Most recently, Mr. Campbell's background includes extensive experience as a consultant to both emerging growth and well established businesses the areas of cost competitiveness and quality improvement. Mr. Campbell has been a business consultant to both start ups and Fortune 1000 clients since 2000, with a focus on strategic restructurings and quality improvements. Prior to that, Mr. Campbell worked for both Navistar International and AlliedSignal in various finance and strategy positions. He has an MBA from the University of Michigan and a BA from the University of Wisconsin.

2

<PAGE>

James J. Carroll, 54, Chief Financial Officer

James J. Carroll was appointed our Chief Financial Officer in March, 2005 and was the founder of Kevney Consulting Group, Ltd (Kevney), and has been active in Kevney since 2001. Kevney provides diversified financial and management services to its clients, including merger and acquisition, reorganization and debt financing consulting and interim chief financial officer services. Mr. Carroll has over 30 years of financial experience, including 13 years in public accounting with 5 years as a partner with a regional public accounting firm. He also has over 15 years of experience in private industry, including positions as COO and CFO for various manufacturing and distribution companies.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Financial Statements of business acquired

To be filed by Amendment

(b) Pro forma financial information

To be filed by Amendment

(c) Exhibits

Exhibit 17.1 Letter of Resignation of James W. Zimbler
Exhibit 17.2 Letter of Resignation of William Boussung

<PAGE>

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 10, 2005

American Petroleum Group, Inc.

By: George Campbell

George Campbell, President

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>CORRESP
<SEQUENCE>1
<FILENAME>filename1.txt
<TEXT>

AMERICAN. PETROLEUM GROUP, INC.

CORPORATE OFFICE: 1400 N. GANNON DRIVE - 2ND FLOOR, HOFFMAN ESTATES, IL 60194
PHONE: (847) 310-9416 FAX: (847) 310-1239

August 3, 2005

Ms. Jennifer Goekin
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

RE: AMERICAN PETROLEUM GROUP, INC.
FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2004
FILED APRIL 1, 2005
FORM 10-QSB/A FOR FISCAL QUARTER ENDED MARCH 31, 2005
FILED MAY 27, 2005
FILE NO. 0-049950

Dear Ms. Goeken:

Please accept this as confirmation of the discussion between your self and our General Counsel, Michael S. Krome, Esq., that the above reference company will be filing corrected and amended filings on or before August 10, 2005.

Please feel free to contact our General Counsel, at (631) 737-8381 or myself, if you have any questions.

Very truly yours,

/s/

James Carroll
Chief Accounting Officer

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>LETTER
<SEQUENCE>1
<FILENAME>filename1.txt
<TEXT>

July 20, 2005

Mr. James Carroll
Chief Financial Officer
American Petroleum Group, Inc.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194

Re: American Petroleum Group, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed April 1, 2005
Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005
Filed May 27, 2005
File No. 0-49950

Dear Mr. Carroll:

We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree,
we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask
you to provide us with information so we may better understand your
disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review. Feel free to call us at the telephone numbers listed at
the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

1. We note in the third paragraph of the Report of Independent Registered Public Accounting Firm that "The Company has not properly
implemented and accounted for stock option expense in accordance with
generally accepted accounting principles;" and that "The effect of this departure from generally accepted accounting principles has not
been determined (see Note I)." Please note that a qualified auditors` opinion is not consistent with the requirements of Rule 2-
02(b) of Regulation S-X. Refer to SAB Topic 1E.2 and amend your filing to include an unqualified auditors` opinion on your financial
statements. Once you have filed financial statements presented in accordance with GAAP, we may have further comments.

2. Please ensure that the accountants report is signed and indicates
the city and State where issued as required by Rule 2-02(a) of Regulation S-X.

Certifications

3. The wording of your certifications pursuant to Section 302 of the
Sarbanes-Oxley Act of 2002 and Rules 13a-14(a) or 15d-14(a) should be
exactly as set forth in Exhibit 31 of Regulation S-B. This comment
also applies to your Form 10-QSB.

Closing Comments

As appropriate, please amend your filing and respond to these
comments within 10 business days or tell us when you will provide us
with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter
with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide,
in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with
respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related
matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief

??

??

??

??

Mr. Carroll
American Petroleum Group, Inc.
July 20, 2005
Page 1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF

CORPORATION FINANCE
MAIL STOP 7010

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>8-K
<SEQUENCE>1
<FILENAME>v021644_8-k.txt
<TEXT>

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): June 24, 2005

American Petroleum Group, Inc.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-49950	98-0232018
(Commission File No.)	(IRS Employer Identification No.)

1400 N. Gannon Drive
2nd Floor
Hoffman Estates, IL 60194
(847) 805-0125
(Address and telephone number of principal executive offices and place of business)

American Capital Alliance, Inc.
(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below)

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13ed-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

<PAGE>

Section 1 -- Registrant's Business Operations

Item 1.01 Entry into a Material Definitive Agreement.

On July 1, 2005, American Petroleum Group, Inc., the Registrant, entered into an Asset Purchase Agreement with TRITON PETROLEUM, LLC, an Illinois Limited Liability Corporation ("Triton") whereby the Registrant purchased all the assets and operations of Triton, as follows:

On the Payment Date, which shall be the one year anniversary of the effectiveness of the Agreement, that being July 1, 2006, , the Registrant shall pay to the Sellers the Purchase Price equal to THREE AND ONE HALF (3.5) times the net earnings of the assets and operations formerly owned by Triton.

The Purchase Price is to be paid as:

(a) TWENTY-FIVE PERCENT (25%) in cash on the payment date, and

(b) with the balance of SEVENTY-FIVE PERCENT, payable over the following two years, in cash and stock, as agreed to by the parties.

In addition, current loans to Triton, totaling approximately THREE HUNDRED THOUSAND DOLLARS ($300,000), due and owing to the members of Triton, shall be paid over the twelve months from the Closing date to the Payment Date.

Some of the members of Triton, which sold the Assets to the Registrant, are Officers/Directors, employees or former Directors of the Registrant. The sellers are as follows:

Keystone Capital Resources LLC
Controlled by our Interim President, James W. Zimbler

Rick Carter
Former Director

Christopher Hansen
Employee of our subsidiary, American Petroleum Products Corp.

Richard Steifel
President of our subsidiary, American Petroleum Products Corp.

George L. Riggs, III
Former Director and Chief Financial Officer

Michael S. Krome
Currently a Director and General Counsel

Robert Nelson - no relation to Registrant prior to transaction.

The assets purchased include the right to the name, Triton Petroleum, all operations and assets, including any leases, or sub-leases.

Triton purchases used oil from various consolidators of used petroleum such as gear oil, machine oils, etc. that have never been burnt before. It then transports the un-combusted, but unrefined oils back to its reclamation facility for refining. After a very detailed reclamation process, all impurities and contaminants are extrapolated out of the oil, through Triton's centrifuge operation, thus leaving it with a valuable renewable petroleum base oil. This base oil can be blended with new crude and other chemical components and bottled in our Bedford Park, Illinois facility. Using the renewable oils from Triton Petroleum will drastically reduce American Petroleum Products Company's (APPC) cost of base oil by 35%, and management feels that the acquisition of the assets of Triton petroleum, making APPC its only customer, will be an advantage with respect to earnings.

<PAGE>

APPC has purchased this kind of oil in the past from various supplies, including Triton Petroleum, but owning the supplier creates a vertical integrated supply chain and giving AMPE a price advantage over its competitors in this highly competitive commodity market.

Section 5 -- Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Effective June 24, 2005, the following Director resigned from the Board of Directors and/or Principal Officers of the registrant.

Richard Carter   Director

The Director resigning have stated in their resignation letter that his resignation does in any way imply or infer that there is any dispute or disagreement relating to the Company's operations, policies or practices.

Each resigning Director has been provided a copy of his disclosure, no less that the day the Registrant is filing the disclosure with the Commission. Each Director will be given an opportunity to furnish the Registrant a letter or response, that he agrees with the statements made by the Registrant in this Section 5.02, and if not, stating the respects in which he does not agree.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Financial Statements of business acquired

To be filed by Amendment

(b) Pro forma financial information

To be filed by Amendment

(c) Exhibits

Exhibit 17.1	Letter of Resignation of Richard Carter
Exhibit 99.1	Asset Purchase Agreement between Triton Petroleum, LLC and American Petroleum Group, Inc.

<PAGE>

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 15, 2005

American Petroleum Group, Inc.

By: James W. Zimbler

James W. Zimbler, Interim President

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>8-K
<SEQUENCE>1
<FILENAME>v019628_8k.txt
<TEXT>

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): May 20, 2005

American Petroleum Group, Inc.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-49950	98-0232018
(Commission File No.)	(IRS Employer Identification No.)

1400 N. Gannon Drive
2nd Floor
Hoffman Estates, IL 60194
(847) 805-0125
(Address and telephone number of principal executive offices and place of business)

American Capital Alliance, Inc.
(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below)

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13ed-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

<PAGE>

Section 3 -- Securities and Trading Markets

Item 3.02 Unregistered Sales of Equity Securities

We issued 75,000 shares of common stock, and 150,000 shares of Series A preferred stock, to Eliot Cole, Esq. as part of his compensation for accepting the position of a Director on January 2005.

We issued 500,000 shares of common stock, and 1,000,000 shares of Series A preferred stock, to Ronald Shapss as part of his compensation for accepting the position of Chairman of the Board of Directors, on February 15, 2005.

We issued shares in relation to the Highgate House Funds, Ltd. Convertible Debenture and the Standby Equity Distribution Agreement with Cornell Capital Partners LP, as follows:

Highgate House Funds, Ltd.	3,100,000 for collateral
Highgate House Funds, Ltd.	50,000 for compensation
Cornell Partners, LP	735,000 as compensation
Newbridge Securities Corporation	15,000 for compensation as Placement Agent for the SEDA Agreement

We issued 683,000 shares from the exercise of the options granted to Holders of certain promissory Notes issued by the Company. These creditors were entitled to purchase one shares (1) at a purchase price of one cent ($0.01) for each dollar lent to the company.

The use of the proceeds from the Highgate House Funds, Ltd., transaction was for general working capital, and to fund the Oilmatic Acquisition.

The use of proceeds from the exercise of the option shares is for general working capital of the Company.

Section 5 -- Corporate Governance and Management

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Effective April 19, 2005, the following Directors resigned from the Board of Directors and/or Principal Officers of the registrant.

George L. Riggs, III   Director

The Directors' or Principal Officers' resigning have stated in their resignation letter that his resignation does in any way imply or infer that there is any dispute or disagreement relating to the Company's operations, policies or practices.

Each resigning Director has been provided a copy of his disclosure, no less that the day the Registrant is filing the disclosure with the Commission. Each Director will be given an opportunity to furnish the Registrant a letter or response, that he agrees with the statements made by the Registrant in this Section 5.02, and if not, stating the respects in which he does not agree.

2

<PAGE>

Section 7 -- Regulation FD

Item 7.01 Regulation FD Disclosure.

On December 3, 2004, the Registrant entered into a Letter of Intent, dated December 1, 2004, with Oilmatic Systems LLC of East Orange, New Jersey, whereby the Registrant would purchase Oilmatic Systems LLC and/or Oilmatic International, Inc., for shares of common stock of the Registrant.

Effective May 20, 2005, Management no longer felt that the mutual goals of both parties were attainable and therefore the transaction with Oilmatic was cancelled between the Parties.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit 17. Letter of Resignation of George L. Riggs, III

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 6, 2005

American Petroleum Group, Inc.

By: James W. Zimbler

James W. Zimbler, President

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>10QSB/A
<SEQUENCE>1
<FILENAME>v019204.txt
<TEXT>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-QSB/A

Quarterly Report Pursuant to Section 13 or 15(D) of The Securities Act of 1934

For the quarterly period ended: March 31, 2005

Commission file number: 000-49950

AMERICAN PETROLEUM GROUP, INC.
(Exact name of small business issuer as specified in its charter)

Nevada 98-0232018
(State or other jurisdiction of (IRS Employee Identification No.)
incorporation or organization)

1400 N. Gannon Drive, 2nd Floor, Hoffman Estates, IL 60194
(Address of principal executive offices)

(847) 805-0125 (Issuer's telephone number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes |X| No |_|

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Common Stock, $0.0001 par value	12,036,750
(Class)	(Outstanding as of May 17, 2005)

<PAGE>

AMERICAN PETROLEUM GROUP, INC.
FORM 10-QSB
March 31, 2005

INDEX

Part II - OTHER INFORMATION

<PAGE>

PART I: FINANCIAL INFORMATION

AMERICAN PETROLEUM GROUP, INC.
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

MARCH 31, 2005

TABLE OF CONTENTS

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Interim Balance Sheets
March 31, 2005 and December 31, 2004

<TABLE>
<CAPTION>

<S>	(UNAUDITED) MARCH 31, 2005 <C>	(Audited) December 31, 2004 <C>
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 139,705	$ 801
Trade accounts receivable, net of allowance of $22,700 for doubtful accounts	241,579	291,846
Advances to others	236,837	100,000
Acquisition deposits	12,500	--
Inventory	230,187	254,944

TOTAL CURRENT ASSETS	860,808	647,591
EQUIPMENT		
Equipment	6,068	6,068
Less accumulated depreciation	2,523	2,023
	3,545	4,045
TOTAL ASSETS	$ 864,353	$ 651,636
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
CURRENT LIABILITIES		
Book overdraft	$ --	$ 5,523
Trade accounts payable	490,929	629,825
Accrued interest	11,392	32,000
Accrued professional fees	--	45,000
Accrued expenses	10,497	11,187
Notes payable to stockholders	925,000	500,000
Loans payable to officers/stockholders	647,915	713,269
TOTAL CURRENT LIABILITIES	2,085,733	1,936,804
COMMITMENTS AND CONTINGENCIES (NOTES B, F, G, I AND K)		
STOCKHOLDERS' EQUITY (DEFICIT)		
Preferred stock; 5,000,000 shares; 3,677,500 shares and 2,527,500 issued and outstanding in 2004 and 2003, respectively	36,775	25,275
Common stock, $0.001 par value; 100,000,000 shares authorized; 8,723,000 and 3,635,000 shares issued and outstanding in 2004 and 2003, respectively	8,723	3,740
Additional paid-in capital	15,416,783	11,523,435
Retained deficit	(16,683,661)	(12,837,618)
	(1,221,380)	(1,285,168)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 1,789,353	$ 1,151,636

</TABLE>

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Interim Statements of Operations
Three Month Periods Ended March 31, 2005 and 2004

<TABLE>
<CAPTION>

	(UNAUDITED) MARCH 31, 2005	(Unaudited) March 31, 2004
<S>	<C>	<C>
NET SALES	$ 384,901	$ --
COST OF GOODS SOLD	280,595	--
GROSS PROFIT	104,306	--

EXPENSES		
Acquisition expense	--	10,000
Professional fees	72,647	33,715
Office expenses	37,340	350
Compensation expenses	690,000	--
Payroll and payroll taxes	266,433	--
Licenses and insurance	12,954	--
Outside sales	36,300	--
Rent and taxes	4,000	--
Repairs and maintenance	595	--
Utilities	9,735	--
Vehicles	693	--
Telephone	7,251	--
Plant equipment	2,743	--
Depreciation	500	--
Advertising and promotion	395	--
Travel and entertainment	16,146	3,977
Financing expense	2,782,500	
Other	5,106	1,783
TOTAL EXPENSES	3,945,338	49,825
LOSS BEFORE OTHER ITEMS	(3,841,032)	(49,825)
OTHER INCOME (EXPENSE)		
Interest expense	(10,417)	--
Other income	5,406	--
TOTAL OTHER INCOME (EXPENSE)	(5,011)	--
NET LOSS	$ (3,846,043)	$ (49,825)
Loss per share	$ (0.71)	$ (0.066)
Weighted average number of shares outstanding	5,401,000	750,000

</TABLE>

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Interim Statements of Stockholders' Equity (Deficit)
Three Month Periods Ended March 31, 2005 and Year Ended December 31, 2004

<TABLE>
<CAPTION>

	Preferred Stock		Common Stock		Additional Paid-In Capital
(AUDITED)	Number	Par Value	Number	Par Value	
<S>	<C>	<C>	<C>	<C>	<C>
BALANCE AT DECEMBER 31, 2003	--	$ --	1,415,000	$ 1,415	$ 9,328,585
Net loss	--	--	--	--	--
Stock shares issued	2,527,500	25,275	2,598,700	2,599	2,194,576
Retired common shares	--	--	(273,700)	(274)	274

(AUDITED)

BALANCE AT DECEMBER 31, 2004	2,527,500	25,275	3,740,000	3,740	11,523,435
Net loss	--	--	--	--	--
Stock shares issued	1,150,000	11,500	4,983,000	4,983	3,893,348
(UNAUDITED) BALANCE AT MARCH 31, 2005	3,677,500	$ 36,775	8,723,000	$ 8,723	$ 15,416,783

</TABLE>

<TABLE>
<CAPTION>

(AUDITED)	Retained Earnings (Deficit)	Total
<S>	<C>	<C>
BALANCE AT DECEMBER 31, 2003	$ (9,662,160)	$ (332,160)
Net loss	(3,175,458)	(3,175,458)
Stock shares issued	--	2,222,450
Retired common shares	--	--
(AUDITED) BALANCE AT DECEMBER 31, 2004	(12,837,618)	(1,285,168)
Net loss	(3,846,043)	(3,846,043)
Stock shares issued	--	3,909,831
(UNAUDITED) BALANCE AT MARCH 31, 2005	$(16,683,661)	$ (1,221,380)

</TABLE>

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Interim Statements of Cash Flows
Three Month Periods Ended March 31, 2005 and 2004

<TABLE>
<CAPTION>

	(UNAUDITED) MARCH 31, 2005	(Unaudited) March 31, 2004
<S>	<C>	<C>
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (3,846,043)	$ (49,825)
Compensation, consulting, financing and termination expenses in exchange for shares	3,472,500	--
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	500	--
(Increase) decrease in operating assets:		
Trade accounts receivable	50,267	--
Advances to others	(136,837)	--
Inventory	24,757	--
Acquisition deposits	(12,500)	(26,000)
Book overdraft	(5,523)	--

Increase (decrease) in operating liabilities:		
Trade accounts payable	(138,896)	23,347
Accrued expenses	(66,298)	--
NET CASH USED IN OPERATING ACTIVITIES	(658,073)	(52,478)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of common stock	1,008	--
Increase in additional paid-in capital	424,823	18,000
Issuance of preferred stock	11,500	--
Proceeds from loans payable	359,646	--
NET CASH PROVIDED BY FINANCING ACTIVITIES	796,977	18,000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	138,904	(34,478)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	801	35,432
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 139,705	$ 954

</TABLE>

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited)

NOTE A - COMPANY

The Board of Directors (the "Board") by unanimous written consent dated as of November 18, 2003, and certain stockholders (the "Majority Stockholders") owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of November 18, 2003, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of Nevada, changed the Company's name to "American Capital Alliance, Inc." from Prelude Ventures, Inc. The name of the Company was changed again on November 1, 2004 to American Petroleum Group, Inc. ("APG") by a vote of the security holders.

APG is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities. APG's current direction is in the manufacturing and distribution of petroleum and related products for the automotive industry. On July 1, 2004, APG acquired 100% of the outstanding stock of American Petroleum Products Company ("APPC"). The accompanying consolidated financial statements include the results of operations of APPC beginning on July 1, 2004. After the above acquisition, the Company is no longer considered a "development stage entity".

NOTE B - CONTINUANCE OF OPERATIONS

The financial statements have been prepared using accounting principles generally accepted in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At March 31, 2005, the Company had accumulated losses of $16,683,661 since its inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. The Company is currently pursuing new debt and equity financing in conjunction with future acquisitions. Additionally, approximately $264,000 was raised during the quarter ended March 31, 2005 from loans payable to officers/stockholders (see Note I) whose proceeds were used for working capital needs, as well as a down payment toward the purchase of an option on one of the proposed acquisitions.

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of American Petroleum Group, Inc. and its wholly owned subsidiary, American Petroleum Products Company (the "Company") after elimination of significant intercompany transactions and accounts.

<PAGE>

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE
Revenue is recognized when the title to inventory is transferred.

TRADE RECEIVABLES
Concentration of credit risk with respect to receivables, which are unsecured are generally limited due to the wide variety of customers and markets using the Company's products, as well as their dispersion across many geographic areas. The Company maintains allowances for potential credit losses, and such losses have been minimal and within management's expectations. The allowance for doubtful accounts is estimated based on various factors including revenue, historical credit losses and current trends.

INVENTORY
Inventory consisted of primarily raw materials (oil, additives and packaging material) and is valued at the lower of cost or market applied on a first-in, first-out basis.

USE OF ESTIMATES IN FINANCIAL STATEMENT PREPARATION
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

CASH AND CASH EQUIVALENTS
For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

DEPRECIATION
Depreciation of equipment is computed using the straight-line method for financial statements and income tax reporting purposes.

ADVERTISING COSTS
Advertising costs are expenses as incurred.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited)

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES
The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109, "Accounting for Income Taxes". Under this method, deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax laws. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized (see Note D).

BASIC LOSS PER SHARE
The Company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share is not presented (see Note I). On August 25, 2004, the Company approved a one-for-twenty reverse stock split; all per share amounts have been retroactively adjusted.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturity of those instruments. At March 31, 2005 and December 31, 2004, the Company estimates that the fair value of its notes payable are not materially different from its financial statement carrying value, except for the liability for stock borrowings (see Note G).

NEW ACCOUNTING PRONOUNCEMENTS
Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

IMPAIRMENT OF LONG LIVED ASSETS

The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. In the opinion of management, no such impairment existed at March 31, 2005. See Note F concerning impairment of goodwill.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited)

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECLASSIFICATIONS
Certain prior period amounts have been reclassified to conform to the current year presentation.

NOTE D - INCOME TAXES

DEFERRED TAX ASSETS

The Financial Accounting Standards Board issued Statement No. 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after March 15, 1992. FAS 109 requires the use of the asset and liability method of accounting for income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The following table summarizes the significant components of the Company's deferred tax assets:

<TABLE>
<CAPTION>

<S>	2005 <C>	2004 <C>
Gross deferred tax assets (non-capital loss carryforward)	$ 5,673,000	4,365,000
Valuation allowance for deferred tax asset	(5,673,000)	(4,365,000)
	$ --	$ --

</TABLE>

INCOME TAXES
No provision for income taxes has been provided in these consolidated financial statements due to the net loss. At March 31, 2005 and December 31, 2004, the Company has net operating loss carryforwards, which expire commencing in 2022, totaling approximately $16,650,000 and $12,800,000, respectively, the benefit of which has not been recorded in the financial statements due to the future uncertainty of the generations of earnings by the Company.

NOTE E - NON-CASH TRANSACTIONS

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement.

<PAGE>

NOTE E - NON-CASH TRANSACTIONS (CONTINUED)

The Company has recorded a termination expense in respect to the termination of its former President and has issued 200,000 common shares at $2.35 per share to satisfy the total liability which includes the termination expense, unpaid management fees and unpaid advances to the Company (see Note I).

During 2004, the Company entered into a business combination and acquired certain operating assets of APPC in exchange for Company stock (see Note F).

NOTE F - BUSINESS COMBINATIONS

BUSINESS ACQUISITION CANCELLED
On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under Rule 144 of the Securities and Exchange Act and at a later date, issue an additional 5,000,000 common shares, restricted under Rule 144 of Securities and Exchange Act, subject to

the Company paying not less than $1,000,000 in accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business is to provide servicing for the oil and gas industry.

The Company has determined that the transaction cannot be completed due to the inability to complete a comprehensive due diligence. Therefore, the shares previously outstanding were returned to the treasury of the Company on February 25, 2004.

"TSG" ACQUISITION
On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company was to pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition. The contractual amount of the option was never fully paid, however, amounts advanced for the option purchase and associated acquisition expenses resulted in an $185,000 charge to operations for the year ended December 31, 2003 and $10,000 for the year ended December 31, 2004.

<PAGE>

NOTE F - BUSINESS COMBINATIONS (CONTINUED)

MOTOR PARTS WATERHOUSE, INC.
The Company issued 5,000,000 shares of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and pay $2,200,000. This MPW option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition.

ALLIANCE PETROLEUM PRODUCTS COMPANY
On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company is to be issued to Worldlink International Network, Inc. upon 24 months from the above date. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose, if the Company did not arrange the funding within 150 days from the date of the execution of the Alliance Agreement. Since the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing. This was a material contingency to the transactions and as a result had to be resolved prior to recognition of a business combination. On June 24, 2004 (effective date July 1, 2004) the Company ("Prelude") then known as American Capital Alliance, Inc., ("AMAI") and Alliance Petroleum Products Company ("Alliance"),

entered into an Amendment to the original Alliance Agreement, dated October 9. 2003 whereby all previous conditions and contingencies were deemed to have been completed or waived and the agreement amended as follows:

<PAGE>

NOTE F - BUSINESS COMBINATIONS (CONTINUED)

ALLIANCE PETROLEUM PRODUCTS COMPANY (CONTINUED)

- 5,000,000 shares of AMAI voting capital stock are to be issued to the shareholders of Alliance in the same proportions as the first 5,000,000 shares were issued to them pursuant to the exchange of securities contemplated in the Agreement and Plan of Reorganization upon the execution of this Amendment. The exchange of securities also includes, 1,000,000 shares of preferred shares, with the necessary Certificate of Designation, to allow conversion at the rate of 1 share of preferred to ten (10) shares of common, and to permit the preferred shareholders to vote their shares, at any time after issuance, and after they have been converted, the shares be issued to the shareholders of American in the same proportions as the first 5,000,000 shares were issued to them pursuant to the Agreement and Plan of Reorganization.

- All the shares to the Alliance shareholders are no longer subject to a two year restriction prior to sale or transfer, but are now only subject to those transfer restrictions under Rule 144 of the Securities Laws.

- AMAI assumes all payment obligations and all other agreements of Alliance as set forth in the including four "Promissory Notes"; and AMAI assumes all payment obligations and all other agreements of Alliance to the Harris Bank. (See Note K)

The operations of Alliance have been consolidated with the results of AMAI since July 1, 2004.

The aggregate acquisition price was $856,200, which consisted of 1,107,500 of the Company's common stock valued at $0.54 and cash advances outstanding to Company at the time of consummation of the transactions. The value of the stock was determined based on the approximate average market price of the shares on August 11, 2004 (change in control date) and discounted for factors such a limited market for the stock.

<PAGE>

NOTE F - BUSINESS COMBINATIONS (CONTINUED)

ALLIANCE PETROLEUM PRODUCTS COMPANY (CONTINUED)
Following is a condensed balance sheet showing the fair values of the assets acquired and the liabilities assumed as of the date of acquisition:

Current assets	$	498,087
Property and equipment		3,068
Goodwill arising in the acquisition		822,262

	$	1,323,417
Current liabilities	$	341,642
Current maturities of long-term debt		125,575
Net assets acquired		856,200
	$	1,323,417

The Company acquired only minimal property, plant and equipment in the transaction; Alliance does not have title to these production assets. Additionally, no expense has been recognized during the quarter ended March 31, 2005 for compensation for the use of the machinery and equipment to a corporation representing the predecessor operation to Alliance and to an entity that owned the real estate. The predecessor company was owned by the former officers of APPC who are also stockholders and directors of the Company; the real estate company is owed by the former president and a major stockholder of the Company; The assets of these entities secure obligations to Harris Bank as a result of certain transactions entered into by the predecessor company, the real estate company or their owners. A security interest had been entered into to as a result of these prior lending activities with appropriate lien filed and personal guarantee of the principals, some who are currently officers of the Company or Alliance. Harris Bank has threatened foreclosure if the prior borrowers can not reach terms allowing the bank to forebear the defaults. (See Note K)

Goodwill (excess of purchase price over net assets acquired) of $822,262 arising in the above described acquisition had been recognized at the time of purchase. Subsequently, management determined that the goodwill value was totally impaired as APPC is operating on a negative cash flow basis and, therefore, the recoverability of the asset is uncertain and was fully written off in December 31, 2004.

<PAGE>

NOTE F - BUSINESS COMBINATIONS (CONTINUED)

PRO FORMA INFORMATION
On July 1, 2004, the company purchased 100% of the voting stock of APPC. Results of operations for APPC are included in the consolidated financial statements since that date. The acquisition was made for the purpose of the reasons as stated above. Following are pro forma amounts assuming that the acquisition was made on January 1, 2004:

Net sales	$ 1,487,007
Cost of good sold	1,217,846
Gross profit	269,161
Expenses	3,836,886
Net income (loss)	$(3,567,725)
Loss per share:	
Basic	$ 1.82

NOTE G - NOTES PAYABLE

The Company entered into a stock borrowing arrangement whereby several stockholder/officers of the Company transferred approximately 1,000,000 shares pre-split or 50,000 shares on a post split basis of common stock into an escrow account. The shares were subsequently sold with the proceeds of $500,000 being transferred to the Company. The Company is obligated to return the shares to the original holders by April 2005. If the Company had to repurchase its stock at March 31, 2005, it would be required to pay $38,000 to acquire the aggregate shares using a $0.76 approximate share price in order to replace such shares for the original contributors of the stock. The balance sheet as of December 31, 2003 was restated to record the $500,000 liability and reduce additional paid-in capital.

NOTE G - NOTES PAYABLE (CONTINUED)

HIGHGATE HOUSE FUNDS, LTD. TRANSACTION

In order to raise capital for operations of the parent Company and to complete the Oilmatic transaction, the Company entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible Debenture for a total amount of $500,000 at 7% interest. The Note is convertible into shares of common stock at a conversion price of $0.85 per share, at the option of the Lender. At the same time the Company entered into with Cornell Capital Partners LP a total Standby Equity. Distribution Agreement for up to $10,000,000 equity line. As part of this transaction, the Company paid fees to Cornell Capital of 750,000 shares (of which 15,000 was given to Newbridge Securities as Placement Agent for the SEDA Agreement), plus a commitment fee and Structuring fee to Yorkville Advisors Management, LLC of a total of $75,000. In addition, as part of the Secured Debenture, Highgate House Funds, Ltd. was issued 3,100,000 shares of common stock as collateral by the Company. Upon payment, or conversion of the Convertible Debenture, these shares are to be returned to the Company and returned to treasury. An additional 50,000 shares of common stock were issued as additional compensation for the Convertible Debenture. As of March 31, 2005, the Company had received $425,000 in advances against the Convertible debenture. A financing expense of $2,782,500 was charged to operations for this transaction.

NOTE H - RELATED PARTY TRANSACTIONS

PAYROLL SERVICES

The Company had its payroll processed though a "professional employer organization" owned by a publicly traded corporation that has common shareholders, directors and officers. For the quarter ended March 31, 2005, this company processed $261,829 of payroll, taxes and benefits, along with an administration fee of $15,700.

EXPENSE REIMBURSEMENTS
The Company reimburses Company officer/directors for travel, office and other expenses. In addition, certain officers make temporary advances.

NOTE H - RELATED PARTY TRANSACTIONS (CONTINUED)

DUE ALPHA ADVISORS
A professional services agreement dated October 9, 2003 was entered into with Alpha Advisors, LLC for a term of one year and renewable for an additional year. Alpha Advisors LLC is an entity owned by stockholders/directors/officers of the Company. The fee for these services was the issuance of 1,000,000 shares of common stock of the Company upon execution of the agreements, $25,000 due at signing of the Tri-State Stores and Alliance Petroleum Group, Inc. agreements and $6,000 payable on the first of each month thereafter. In addition, a finder's fee of 10% of any new financing was to be paid on funds being committed. Accounts Payable includes $31,000 of such amounts due as of September 30, 2004. The Company and Alpha are currently in the process of converting the debt into equity based upon a discount of 80% from the market price.

OPERATING ASSETS
The operations of APPC are performed in a plant owned by the former President and current shareholder of the Company. The Company does not have a lease and is presently not paying rent for this property due to a dispute with the former President (see Notes F and K).

NOTE I - RELATED PARTY LOANS PAYABLE TO OFFICERS/STOCKHOLDERS

<TABLE>
<CAPTION>

<S>	<C> 3/31/05 AMOUNT	<C> 12/31/04 Amount
Rick Carter	$ 150,000	$ 6,000
Ron Shapps	--	200,000
Michael Cahr	100,000	100,000
Warren Field	50,000	50,000
New Century Capital Consultants, Inc.	50,000	50,000
Keystone Nittany Ventures	--	113,353
Former President	142,915	142,916
Malibu Management Company	--	16,000
Alliance Finance Network	85,000	35,000
Jeff Neimen	50,000	--
John Niestrom	20,000	--
Total	$ 647,915	$ 713,269

</TABLE>

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AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited)

NOTE I - RELATED PARTY LOANS PAYABLE TO OFFICERS/STOCKHOLDERS (CONTINUED)

NEW CENTURY CAPITAL CONSULTANTS, INC.-NOTE PAYABLE
The Company on March 16, 2004 entered into a convertible unsecured revolving promissory note agreement with New Century Capital Consultants, Inc. The lender is a stockholder in the Company via compensation it received (see Note H). The agreement allows for borrowings up to $500,000 of which $50,000 has been advanced currently. Interest accrues at the rate of 9% per annum payable along with the any outstanding principle balance on March 16, 2005, unless the note is in default. The lender may convert the principal amount and any accrued interest into common stock of the Company based upon a formula equal to 40% below the closing bid price of the stock starting after six months from execution of this agreement. Additionally, on a one time basis the lender upon written demand after the six months can require the Company to prepare and file a registration statement under the Securities and Exchange Act of 1933

for an offering of up to 1,000,000 shares. Also, the agreement allows for "piggyback registration" rights in that the Company must notify the lender and allow the lender to register its shares if the companies file such a registration statement. The agreement contains events of default such as bankruptcy, insolvency, defaults or rendering of judgments on indebtedness in excess of $75,000 on from any other lender. Additionally, the agreement contains certain covenants as prohibition of payment of dividends, retirements or redemptions of capital stock, or the transfer of material assets of the Company. Upon these acts of defaults, the entire amount of principal and interest is immediately due, and interest accrues at a rate of 15% per annum.

On October 18, 2004, the Company received notice from the lender that, in its opinion, the Company was in default on the arrangement as a result of distributions of to classes of equity holders and possibly transfer of material assets. The lender has made assertions about misappropriation of corporate funds. Management of the Company finds these assertions as unfounded and feel the Company is in compliance with the terms of the agreement.

KEYSTONE NITTANY VENTURES, MALIBU MANAGEMENT COMPANY AND ALLIANCE FINANCIAL NETWORK

Keystone Nittany Ventures, Inc. (Keystone) and Malibu Management Company (Malibu) are corporations owned by the President of the Company who is also a director and a major shareholder. Alliance Financial Network ("AFN") is a corporation owned by a Vice President of the Company who is also a director and shareholder. Keystone, Malibu and AFN have from time-to-time made advances to the Company. The loans are unsecured due on demand and call for interest of 8% per annum. During the quarter ended March 31, 2005, the outstanding loans were converted to equity in the Company.

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NOTE I - RELATED PARTY LOANS PAYABLE TO OFFICERS/STOCKHOLDERS (CONTINUED)

FORMER PRESIDENT

The amount recorded by the Company represents the estimated fair value of the liability of the amount assumed at the time of purchase of APPC. It appears that the liability represents funds advanced for working capital. The obligation is unsecured, as no terms for repayment, and non-interest bearing. As a result of other contingencies that of the purchase of AAPC the final settled amount of this liability could be significantly different from the present recorded amount.

OTHER STOCKHOLDERS

Warren Field, Rick Carter, Michael Cahr and Ron Shapps are related to the Company by virtue of being stockholders. The loans payable are unsecured, due on demand, and accrue interest of 7% per annum. Certain notes have provisions including options to purchase additional common shares at $.01 per share. During the quarter ended March 31, 2005, the outstanding loans to Ron Shapps were converted to equity in the Company.

NOTE J - STOCKHOLDERS' EQUITY

A consulting services agreement was entered into on October 9, 2003, with National Securities Corporation, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 12,500 shares post split of common stock of the Company.

A consulting services agreement was entered into on October 9, 2003, with New Century Consultants, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 50,000 shares post split of common stock of the Company.

A consulting agreement was entered into on October 10, 2003, with Commonwealth Partners NY, LLC for a term of three years. The fee for this service is the issuance of 10,000 free trading shares post split and 15,000 restricted shares post split of common stock of the Company.

On January 27, 2004, the Company entered into a manufacturing agreement with the shareholders of International Pit Crew Express, Inc. ("IPC"), a Texas corporation, to acquire the exclusive right to manufacture petroleum products for IPC's customers within the United States, including the United States convenience store industry. As consideration for these rights, the Company issued 75,000 shares post split of common stock on April 2, 2004 to the shareholders of IPC. Additionally, the Company is to provide one half of the funds necessary for the purchase of machinery, and all related parts, supplies, and installation costs.

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NOTE J - STOCKHOLDERS' EQUITY (CONTINUED)

In conjunction with the change of control of the Company on August 11, 2004, 649,375 shares post split of common and 2,527,500 shares of preferred stock were issued to newly elected officers of the Company. The Company recognized the issuance as compensation expense of $1,516,500 for the year ended December 31, 2004. The value was based upon the closing price of the stock as quoted on the "electronic bulletin board market" on August 11, 2004. Series A Preferred Stock is convertible at a ratio of one share of Series A Preferred Stock to .5 shares of common stock. In addition, the Company entered into certain compensation agreements with these newly elected officers (see Note K).

NOTE K - COMMITMENTS AND CONTINGENCIES

COMPENSATION AGREEMENTS

In August 2004, the Company entered into a compensation agreement with Mr. William Bossung for the position of Vice President of Corporate Finance and a Director of the Company through December 2005 with a one year renewal. Compensation includes fees of $100,000 per annum and issuance of common and preferred stock.

In August 2004, the Company entered into a compensation agreement with Mr. Rick Carter for the position of Vice President through December 2005 with a one year renewal. Compensation includes fees of $80,000 per annum and issuance of common and preferred stock.

In August 2004, the Company entered into a compensation agreement with Mr. James W. Zimbler for the position of President and a Director of the Company through December 2005 with a one year renewal. Compensation includes fees of $144,000 per annum and issuance of common and preferred stock.

Effective January 1, 2005, the Company entered into a compensation agreement with Ronald Shapps for the position of Chairman of the Board of Directors through December 2005 with a one year renewal. Compensation includes fees of $144,000 and the issuance of common and preferred stock.

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AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited)

NOTE K - COMMITMENTS AND CONTINGENCIES (CONTINUED)

HARRIS BANK

In conjunction with the Harris Bank attempting to collect their debt against certain parties as indicated above in Note F, the bank is requesting that the Company become a party to any forbearance as to collection of the debt, such as becoming a guarantor or buying life insurance for the original makers of the debt. The basis of their claims is that the Company is using facilities that secure the original borrowings. It is the opinion of management and counsel of the Company that there is no basis and claims or commitments since APPC or APG was not a borrower or a guarantor on the debt (management of Alliance are guarantors of the original debt based on their role as former shareholders/officers of Alliance before its acquisition by the Company). The Company entered into negotiations with the bank and is attempting to secure financing to purchase the operating assets being utilized in the operations at fair value. It is anticipated that an agreement will be signed by the end of the second fiscal quarter of 2005.

COMPENSATION FOR UTILIZING OPERATING ASSETS

As indicated in Note H, no rent or compensation of any type has been paid to the entities that claim to have legal title to the operating assets of APPC. Management has taken the position that since there was no contract or agreement to purchase or for the payment of rentals for these assets, therefore nothing is owed. The consolidated operations for the period since APPC was acquired do not contain any provision for compensation for use of the facilities. The owner (and former President of the Company and major shareholder) of the entity that owns the real estate is claiming a monthly rental amount of $15,000. This is a contingency relating to the business combination that could potentially result in an adjustment of the purchase price of APPC and additional charges to the Company's operations. The Company is in negotiations with the owner and anticipates that the dispute will be resolved and an agreement will be signed by the end of the second fiscal quarter of 2005.

AMENDMENT OF ALLIANCE PETROLEUM PRODUCTS COMPANY AGREEMENT
On June 24, 2004 the Company amended the original agreement removing the contingencies contained in the original document, the most significant being of refinancing certain debt owed Harris Bank (see Note F and above). As part of this amendment the original agreement stated APPC assumed all payment obligations and all other agreements of Alliance to the Harris Bank,; and all payment obligations and all other agreements of Alliance as set forth in the following four "Promissory Notes":

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NOTE K - COMMITMENTS AND CONTINGENCIES (CONTINUED)

AMENDMENT OF ALLIANCE PETROLEUM PRODUCTS COMPANY AGREEMENT (CONTINUED)

o Alliance is to pay $200,000 to Richard Stiefel after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company and a major shareholder. Richard Stiefel is an officer in Alliance and former shareholder, and currently is an officer/director/ shareholder of the Company. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

- Alliance promises to pay American Group Financial, Inc. and/or Jesse Fuller $407,368 and any additional sums that AGF or Jesse Fuller owes to Harris Bank. Jesse Fuller is the owner of AGF, the former president of the Company, former director and still a major shareholder. The note accrues interest at 5% per annum. The note was due December 1, 2004. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

- Alliance is to pay $200,000 to Virginia Gefvert after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company, and a major shareholder. Virginia Gefvert was a former shareholder of Alliance. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

<PAGE>

NOTE K - COMMITMENTS AND CONTINGENCIES (CONTINUED)

AMENDMENT OF ALLIANCE PETROLEUM PRODUCTS COMPANY AGREEMENT (CONTINUED)

- Alliance is to pay $200,000 to American Group Financial, Inc. after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company, and a major shareholder. Virginia Gefvert was a former shareholder of Alliance. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

MINING LEASE

By a lease letter agreement effective March 9, 2001, and amended March 4, 2002 and September 4, 2002, the Company was granted the exclusive right to explore, develop and mine the Medicine Project property located in Elko County of the State of Nevada. The term of the lease was for 20 years, with automatic extensions so long as the conditions of the lease are met. During the year ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability.

TERMINATION

During 2003, the Company agreed to issue 10,000 common shares post split to its former President for the settlement of management fees payable ($105,000), advances to the Company ($10,000) and termination expense ($355,000). The shares were valued at $2.35 per share, by prior consultants. These shares were issued to the former President and were accounted for as an addition to paid-in capital.

<PAGE>

NOTE K - COMMITMENTS AND CONTINGENCIES (CONTINUED)

OILMATIC STATUS - SUBSEQUENT EVENT

On December 3, 2004, the Registrant entered into a Letter of Intent, dated December 1, 2004, with Oilmatic Systems LLC of East Orange, New Jersey, whereby the Registrant would purchase Oilmatic Systems LLC and/Oilmatic International, Inc., for shares of common stock of the Registrant. Originally, it was anticipated that the transaction will close after the end of the first fiscal quarter of 2005. Subsequent to March 31, 2005, however, management no longer felt that the mutual goals of both parties were attainable and the transaction with Oilmatic was cancelled.

<PAGE>

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or our behalf. We disclaim any obligation to update forward-looking statements.

OVERVIEW-
History and Organization
American Petroleum Group, Inc., formerly American Capital Alliance, Inc.,

formerly Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the State of Nevada on May 24, 2000. Prior to its acquisition of American Petroleum Products, Inc., formally Alliance Petroleum Products, Inc., the Company had limited business operations and was considered a development stage enterprise. The activities during that period principally have been limited to organizational matters, and examining business and financing opportunities for the Company.

Prior Business Matters and Failed Business Acquisitions.

On March 9, 2001, we acquired a 20-year mining lease from Steve Sutherland, the owner of 24 unpatented lode-mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. The lease was terminated. During the nine months ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability. Please see the Company's Schedule 14C Information Statement as filed with the Securities and Exchange Commission on February 13, 2004 and mailed or furnished to Shareholders on February 17, 2004, and incorporated herein by reference, for additional details on this matter.

On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under Rule 144 of the Securities Act of 1933 and at a later date, issue 5,000,000 common shares, restricted under Rule 144 subject to the Company paying not less than $1,000,000 accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business has to provide servicing for the oil and gas industry.

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The Company determined that the transaction could not be completed due to the inability to complete a comprehensive due diligence. The shares of common stock previously transferred in anticipation of the completion of the transaction were returned to the treasury of the Company and canceled.

"TSG" Acquisition

On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company was to pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition and let the option lapse.

Motor Parts Waterhouse, Inc.

The Company issued 5,000,000 shares of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and pay $2,200,000. This MPW option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition and let the option lapse.

Completed Transactions

Alliance Petroleum Products Company

On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company is to be issued to Worldlink International Network, Inc. upon 24 months from the date hereof. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose if the Company did not arrange the funding within 150 days from the date of the execution of the Alliance Agreement. Since the expiration of the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing. This was a material contingency to the transactions and as a result has to be resolved prior to recognition of a business combination.

On June 24, 2004 (effective date July 1, 2004) the Company ("Prelude") now known as American Petroleum Group, Inc., ("AMPE") and Alliance Petroleum Products Company ("Alliance"), entered into an Amendment to the original Alliance Agreement, dated October 9, 2003, whereby all previous conditions and contingencies were deemed to have been completed or waived and the agreement amended as follows (the number of shares indicates the amount prior to the reverse split of November 2004);

<PAGE>

- 5,000,000 shares of AMAI voting capital stock are to be issued to the shareholders of Alliance in the same proportions as the first 5,000,000 shares were issued to them pursuant to the exchange of securities contemplated in the Agreement and Plan of Reorganization upon the execution of this Amendment. The exchange of securities also includes, 1,000,000 shares of preferred shares, with the necessary Certificate of Designation, to allow conversion at the rate of 1 share of preferred to ten (10) shares of common, and to permit the preferred shareholders to vote their shares, at any time after issuance, and after they have been converted, the shares be issued to the shareholders of American in the same proportions as the first 5,000,000 shares were issued to them pursuant to the Agreement and Plan of Reorganization.
- All the shares to the Alliance shareholders are no longer subject to a two-year restriction prior to sale or transfer, but are now only subject to those transfer restrictions under Rule 144 of the Securities Laws.
- AMAI assumes all payment obligations and all other agreements of Alliance as set forth in the including four "Promissory Notes"; and AMAI assumes all payment obligations and all other agreements of Alliance to the Harris Bank.

It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets. This is better described as the "threatened Litigation from Harris Bank" as set forth in Item 3. Litigation.

The operations of Alliance have been consolidated with the results of AMAI since July 1, 2004. American Petroleum Group, Inc. which was formerly American Capital Alliance, Inc. (the "Company") is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities. The Company's current direction is in the manufacturing and distribution of petroleum and related products for the automotive industry. After the above acquisition, the Company is no longer considered a "development state entity"

Subsequent Transactions

Oilmatic Systems, LLC

On December 3, 2004, the Registrant entered into a Letter of Intent, dated December 1, 2004, with Oilmatic Systems LLC of East Orange, New Jersey, whereby the Registrant would purchase Oilmatic Systems LLC and/or Oilmatic International, Inc., for shares of common stock of the Registrant.

As part of the transaction, Michael Allora, President of Oilmatic will assume, after the closing of the transaction, the position of President and Chief Operating Officer of American Petroleum as well as Oilmatic. Mr. Allora has extensive experience in the delivery of bulk liquids and related products to businesses, retail and wholesale, in the restaurant field.

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Oilmatic is a food service distribution company that supplies a closed loop Bulk Cooking Oil Supply and Management system. Its patented state of the art handheld Dipstick(R) design dispenses and removes cooking oil with the simple push of a button at the deep fryers. The system also consists of separate fresh oil and waste oil tanks. A key switch allows management to control unnecessary oil fills and disposals. This system completely eliminates the practice of employees manually removing hot used oil which significantly reduces slips, falls and burns, as well as the hard labor of unloading and retrieving heavy boxes of oil. Additionally, the system eliminates hazardous grease spills both inside and outside of the store that cause grease fires and grease trap build-ups that pollute our environment.

Effective May 20, 2005, Management no longer felt that the mutual goals of both parties were attainable and therefore the transaction with Oilmatic was cancelled between the Parties.

PLAN OF OPERATIONS

We were a startup, development stage Company prior to the acquisition of American Petroleum Products Company ("APPC") and did not realize any revenues from our business operations until that time. However at time of acquiring APPC its sales volume was at a point below its break even point and therefore was losing money. Management of the Company feels that APPC is operating at a small percentage of its capacity with its major constraint on increasing volume being that of financing raw materials for manufacturing and some other limited variable manufacturing costs. In addition, it is currently not generating profits of sufficient amount to support the other operations of the parent Company. Accordingly, we must raise money from sources other than the operations of this business. Our only other source of cash at this time is investments by others in our Company. We must continue to raise cash to complete future acquisitions and stay in business, including funding current operations.

In order to raise capital for operations of the parent Company and to complete the Oilmatic transaction, the Company entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible Debenture for a total amount of $500,000 at 7% interest and a Standby Equity Distribution Agreement for up to $10,000,000. The Note is convertible into shares of common stock at a conversion price of $0.85 per share, at the option of the Lender. At the same time the Company entered into with Cornell Capital Partners LP a total Standby Equity Distribution Agreement for up to $10,000,000 equity line. As part of this transaction, we paid fees to Cornell Capital of 750,000 shares (of which 15,000 was given to Newbridge Securities as Placement Agent for the SEDA Agreement), plus a commitment fee and Structuring fee to Yorkville Advisors Management, LLC of a total of $75,000. In addition, as part of the Secured Debenture, Highgate House Funds, Ltd. was issued 3,100,000 shares of common stock as collateral by the Company. Upon payment, or conversion of the Convertible Debenture, these shares are to be returned to the Company and returned to treasury. An additional 50,000 shares of commons tock was issued as part of its compensation for the Convertible Debenture.

To meet our need for cash, we were investigating and attempting to raise debt and equity financing to complete the acquisition of Oilmatic (which is no longer active) as described in this document and fund the Company's on-going operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions, we will have to find alternate sources such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and can not raise it, we will either have to suspend operations until we do raise the cash or cease operations entirely.

6

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For its current operations, the Company has sufficient cash and revenue to support only near term operations.

Limited Operating History.

The only historical financial information about our Company on which to base an evaluation of our performance is the last six months after the acquisition of APPC which was generating losses at the time of acquisition . We cannot guarantee we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund additional proposed acquisitions and our on-going operations.

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to shareholders.

Liquidity, Capital Resources and Operations

Since the Company's inception, the Company has raised funds from officer/stockholder advances, from private sales of its common shares and approximately $500,000 from sale of borrowed stock contributed by the Company's promoters. This money has been utilized for start-up costs and operating capital.

In this regard, the Company's plan of operations for the next 12 months is to pursue profitable business acquisitions, and obtain financing to increase the sale volume of APPC. Product research and development is expected to be minimal during the period. Additionally, the Company does not expect any change in number of employees other than through acquisitions.

Results of Operations:

For the Quarter Ending March 31, 2005 vs. March 31, 2004 Until July 1, 2004, the commencement of the third fiscal quarter of the Company's fiscal year, the Company did not have an operating unit. Therefore, a comparison of sales to the previous year is not an accurate representation of the increase or decrease of the revenues, costs and sales of the Company. For the period ended March 31, 2005, the Company had $384,901 in sales, with the cost of revenues of $280,595 and other expenses, including financing expenses related to Cornell capital and Highgate House of $2,782,500 for a total expense of $3,945,338.

Liquidity and Financial Resources

During the three months ended March 31, 2005, net cash used by operating activities was $658,073. The Company incurred a net loss of $3,846,043 for the three months ended March 31, 2005; the company still has a net operating loss even if the stock compensation expense of $690,000 and financing expense of $2,782,500 did not occur. Additionally at March 31, 2005, current liabilities and long-term liabilities exceed current assets by approximately $1,221,380; these factors raise substantial doubt about the Company's ability to continue as

<PAGE>

a going concern. The Company anticipates that in order to fulfill its plan of operation including payment of certain past liabilities of the company, it will need to seek financing from outside sources. The company is currently pursuing private debt and equity sources. It is the intention of the Company's management to also improve profitability by significantly reducing operating expenses and to increase revenues significantly, through growth and acquisitions. The Company is actively in discussion with one or more potential acquisition or merger candidates. There is no assurance that the company will be successful in raising the necessary funds nor there a guarantee that the Company can successfully execute any acquisition or merger transaction with any company or individual or if such transaction is effected, that the Company will be able to operate such company profitably or successfully.

Administrative expenses for the three months ended March 31, 2005, including stock compensation expenses and financing expenses were $3,945,338, resulting in losses from operations of $3,846,043. Included in these amounts are expenses for stock compensation and financing expense of $3,472,500. The increases in the remainder of Administrative expensed are due to the start up of the operations due to increases in personnel, professional, professional fees, and a generally higher level of fixed administrative expenses. It is anticipated by the Registrant that General and Administrative costs will remain relatively the same, while Revenues and Gross profit will increase as a result of the business derived from APPC.

Inflation

The amounts presented in the financial statements do not provide for the effect of inflation on the Company's operations or its financial position. Amounts shown for machinery, equipment and leasehold improvements and for costs and expenses reflect historical cost and do not necessarily represent replacement cost. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Provision for Income Taxes

The company has determined that it will more likely than not use any tax net operating loss carry forward in the current tax year and has taken and therefore has a valuation amount equal to 100% of any asset.

<PAGE>

ITEM 3. CONTROLS AND PROCEDURES

We recently acquired American Petroleum Products Corp., our main operating entity, after taking control of the parent Company in September 2004. As such, the company is just developing and implementing systems of internal and disclosure controls. Within the ninety-day period preceding the filing of this report, our management evaluated the effectiveness of the design and operation of its disclosure controls and procedures (the "Disclosure Controls") as of the end of the period covered by this Form 10-QSB and (ii) any changes in internal controls over financial reporting that occurred during the last quarter of our fiscal year. This evaluation ("Controls Evaluation") was done under the supervision and with the participation of management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), who became CFO in September 2004, and the Controller, who became CFO in March 2005.

Limitations on the Effectiveness of Controls

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected. We will conduct periodic evaluations of our internal controls to enhance, where necessary, our procedures and controls.

Conclusions

Based upon the Controls Evaluation, the CEO and CFO have concluded that the Disclosure Controls are effective in reaching a reasonable level of assurance that management is timely alerted to material information relating to the Company during the period when its periodic reports are being prepared. In accord with the U.S. Securities and Exchange Commission's requirements, the CEO and CFO conducted an evaluation of the Company's internal control over financial reporting (the "Internal Controls") to determine whether there have been any changes in Internal Controls that occurred during the quarter which have materially affected or which are reasonable likely to materially affect Internal Controls. Based on this evaluation, there have been no such changes in Internal Controls during the last quarter of the period covered by this report.

PART II: OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.

Other than described below, there are no past, pending or, to our knowledge, threatened litigation or administrative action which has or is expected by our management to have a material effect upon our business, financial condition or operations, including any litigation or action involving our officer, director or other key personnel.

<PAGE>

There is a threatened action by the Harris Bank of Chicago, Illinois with respect to a defaulted loan agreement. Harris Bank claims to have a lien on the equipment used by the Registrant in its operations. The Registrant has had contact with Harris Bank and is attempting to resolve the matter. In the event that a resolution is not resolved in a manner satisfactory to the Registrant, it could result in the seizure of the equipment and have a material adverse effect on the operations of the Registrant. Recently, the Company has reached an oral agreement for the resolution of all claims between Harris Bank, the former control person of the Company and the Company, whereby the Company will be acquiring the real property and fixed assets involved in the dispute. This oral agreement is being reduced to a written agreement and if executed and completed, will resolve any issues outstanding. It is anticipated that the Agreements will be signed by all parties, and the transaction completed, by the end of the third fiscal quarter.

The Company received a letter, dated February 28, 2005, from the Attorney for Concentric Consumer Marketing, Inc., in connection with certain sums owed by American Petroleum Products Corporation ("APPC"), a wholly owned subsidiary of the Company, in the amount of $13,000 per month for the past four (4) months, for services. There is no way to determine at this time the validity of the claim, or any possible outcome or if the claim is material to the Company, or even if litigation will be commenced against the Company and/or APPC. The Company has reached a settlement with Concentric Consumer Marketing, Inc., and expects to execute a Settlement Agreement shortly.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

We issued 75,000 shares of common stock, and 150,000 shares of Series A preferred stock, to Eliot Cole, Esq. as part of his compensation for accepting the position of a Director on January 2005.

We issued 500,000 shares of common stock, and 1,000,000 shares of Series A preferred stock, to Ronald Shapss as part of his compensation for accepting the position of Chairman of the Board of Directors, on February 15, 2005.

We issued shares in relation to the Highgate House Funds, Ltd. Convertible Debenture and the Standby Equity Distribution Agreement with Cornell Capital Partners LP, as follows:

Highgate House Funds, Ltd.	3,100,000 for collateral
Highgate House Funds, Ltd.	50,000 for compensation
Cornell Partners, LP	735,000 as compensation
Newbridge Securities Corporation	15,000 for compensation as Placement Agent for the SEDA Agreement

We issued 683,000 shares from the exercise of the options granted to Holders of certain promissory Notes issued by the Company. These creditors were entitled to purchase one shares (1) at a purchase price of one cent ($0.01) for each dollar lent to the company.

The use of the proceeds from the Highgate House Funds, Ltd., transaction was for general working capital, and to fund the Oilmatic Acquisition.

The use of proceeds from the exercise of the option shares is for general working capital of the Company.

<PAGE>

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

ITEM 5. OTHER INFORMATION.

None.

ITEM 6. EXHIBITS

(a) Exhibits

3.1 Articles of Incorporation of the Registrant*

3.2 By-laws of the Registrant*

31.1 Rule 13A-14(A)/15D-14(A) Certification for President/Chief Executive Officer

31.2 Rule 13A-14(A)/15D-14(A) Certification for Chief Financial Officers

32.1 Section 1350 Certification for President/Chief Executive Officer

32.2 Section 1350 Certification for President/Chief Financial Officer

----

* These documents are hereby incorporated by reference to Form SB-2, as amended, June 26, 2001, and subsequent filings.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 27, 2005

American Petroleum Group, Inc.

/s/ James W. Zimbler

James W. Zimbler,
Interim President/Chief Executive Officer

/s/ James Carroll

James Carroll,
Chief Financial Officer

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>10QSB
<SEQUENCE>1
<FILENAME>v019204.txt
<TEXT>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-QSB

Quarterly Report Pursuant to Section 13 or 15(D) of The Securities Act of 1934

For the quarterly period ended: March 31, 2005

Commission file number: 000-49950

AMERICAN PETROLEUM GROUP, INC.
(Exact name of small business issuer as specified in its charter)

Nevada 98-0232018
(State or other jurisdiction of (IRS Employee Identification No.) incorporation or organization)

1400 N. Gannon Drive, 2nd Floor, Hoffman Estates, IL 60194
(Address of principal executive offices)

(847) 805-0125 (Issuer's telephone number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes |X| No |_|

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Common Stock, $0.0001 par value	12,036,750
(Class)	(Outstanding as of May 17, 2005)

<PAGE>

AMERICAN PETROLEUM GROUP, INC.
FORM 10-QSB
March 31, 2005

INDEX

Part II - OTHER INFORMATION

<PAGE>

PART I: FINANCIAL INFORMATION

AMERICAN PETROLEUM GROUP, INC.
AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

MARCH 31, 2005

TABLE OF CONTENTS

PAGE

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Interim Balance Sheets
March 31, 2005 and December 31, 2004

<TABLE>
<CAPTION>

<S>	(UNAUDITED) MARCH 31, 2005 <C>	(Audited) December 31, 2004 <C>
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 139,705	$ 801
Trade accounts receivable, net of allowance of $22,700 for doubtful accounts	241,579	291,846
Advances to others	236,837	100,000
Acquisition deposits	12,500	--
Inventory	230,187	254,944

TOTAL CURRENT ASSETS	860,808	647,591
EQUIPMENT		
Equipment	6,068	6,068
Less accumulated depreciation	2,523	2,023
	3,545	4,045
TOTAL ASSETS	$ 864,353	$ 651,636
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
CURRENT LIABILITIES		
Book overdraft	$ --	$ 5,523
Trade accounts payable	490,929	629,825
Accrued interest	11,392	32,000
Accrued professional fees	--	45,000
Accrued expenses	10,497	11,187
Notes payable to stockholders	925,000	500,000
Loans payable to officers/stockholders	647,915	713,269
TOTAL CURRENT LIABILITIES	2,085,733	1,936,804
COMMITMENTS AND CONTINGENCIES (NOTES B, F, G, I AND K)		
STOCKHOLDERS' EQUITY (DEFICIT)		
Preferred stock; 5,000,000 shares; 3,677,500 shares and 2,527,500 issued and outstanding in 2004 and 2003, respectively	36,775	25,275
Common stock, $0.001 par value; 100,000,000 shares authorized; 8,723,000 and 3,635,000 shares issued and outstanding in 2004 and 2003, respectively	8,723	3,740
Additional paid-in capital	15,416,783	11,523,435
Retained deficit	(16,683,661)	(12,837,618)
	(1,221,380)	(1,285,168)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 1,789,353	$ 1,151,636

</TABLE>

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Interim Statements of Operations
Three Month Periods Ended March 31, 2005 and 2004

<TABLE>
<CAPTION>

	(UNAUDITED) MARCH 31, 2005	(Unaudited) March 31, 2004
<S>	<C>	<C>
NET SALES	$ 384,901	$ --
COST OF GOODS SOLD	280,595	--
GROSS PROFIT	104,306	--

EXPENSES		
Acquisition expense	--	10,000
Professional fees	72,647	33,715
Office expenses	37,340	350
Compensation expenses	690,000	--
Payroll and payroll taxes	266,433	--
Licenses and insurance	12,954	--
Outside sales	36,300	--
Rent and taxes	4,000	--
Repairs and maintenance	595	--
Utilities	9,735	--
Vehicles	693	--
Telephone	7,251	--
Plant equipment	2,743	--
Depreciation	500	--
Advertising and promotion	395	--
Travel and entertainment	16,146	3,977
Financing expense	2,782,500	
Other	5,106	1,783
TOTAL EXPENSES	3,945,338	49,825
LOSS BEFORE OTHER ITEMS	(3,841,032)	(49,825)
OTHER INCOME (EXPENSE)		
Interest expense	(10,417)	--
Other income	5,406	--
TOTAL OTHER INCOME (EXPENSE)	(5,011)	--
NET LOSS	$ (3,846,043)	$ (49,825)
Loss per share	$ (0.71)	$ (0.066)
Weighted average number of shares outstanding	5,401,000	750,000

</TABLE>

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Interim Statements of Stockholders' Equity (Deficit)
Three Month Periods Ended March 31, 2005 and Year Ended December 31, 2004

<TABLE>
<CAPTION>

	Preferred Stock		Common Stock		Additional Paid-In Capital
(AUDITED)	Number	Par Value	Number	Par Value	
<S>	<C>	<C>	<C>	<C>	<C>
BALANCE AT DECEMBER 31, 2003	--	$ --	1,415,000	$ 1,415	$ 9,328,585
Net loss	--	--	--	--	--
Stock shares issued	2,527,500	25,275	2,598,700	2,599	2,194,576
Retired common shares	--	--	(273,700)	(274)	274

(AUDITED)

BALANCE AT DECEMBER 31, 2004	2,527,500	25,275	3,740,000	3,740	11,523,435
Net loss	--	--	--	--	--
Stock shares issued	1,150,000	11,500	4,983,000	4,983	3,893,348
(UNAUDITED) BALANCE AT MARCH 31, 2005	3,677,500	$ 36,775	8,723,000	$ 8,723	$ 15,416,783

</TABLE>

<TABLE>
<CAPTION>

(AUDITED)	Retained Earnings (Deficit)	Total
<S>	<C>	<C>
BALANCE AT DECEMBER 31, 2003	$ (9,662,160)	$ (332,160)
Net loss	(3,175,458)	(3,175,458)
Stock shares issued	--	2,222,450
Retired common shares	--	--
(AUDITED) BALANCE AT DECEMBER 31, 2004	(12,837,618)	(1,285,168)
Net loss	(3,846,043)	(3,846,043)
Stock shares issued	--	3,909,831
(UNAUDITED) BALANCE AT MARCH 31, 2005	$(16,683,661)	$ (1,221,380)

</TABLE>

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Interim Statements of Cash Flows
Three Month Periods Ended March 31, 2005 and 2004

<TABLE>
<CAPTION>

	(UNAUDITED) MARCH 31, 2005	(Unaudited) March 31, 2004
<S>	<C>	<C>
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (3,846,043)	$ (49,825)
Compensation, consulting, financing and termination expenses in exchange for shares	3,472,500	--
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	500	--
(Increase) decrease in operating assets:		
Trade accounts receivable	50,267	--
Advances to others	(136,837)	--
Inventory	24,757	--
Acquisition deposits	(12,500)	(26,000)
Book overdraft	(5,523)	--

Increase (decrease) in operating liabilities:		
Trade accounts payable	(138,896)	23,347
Accrued expenses	(66,298)	--
NET CASH USED IN OPERATING ACTIVITIES	(658,073)	(52,478)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of common stock	1,008	--
Increase in additional paid-in capital	424,823	18,000
Issuance of preferred stock	11,500	--
Proceeds from loans payable	359,646	--
NET CASH PROVIDED BY FINANCING ACTIVITIES	796,977	18,000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	138,904	(34,478)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	801	35,432
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 139,705	$ 954

</TABLE>

The accompanying notes are an integral part of these consolidated financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited)

NOTE A - COMPANY

The Board of Directors (the "Board") by unanimous written consent dated as of November 18, 2003, and certain stockholders (the "Majority Stockholders") owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of November 18, 2003, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of Nevada, changed the Company's name to "American Capital Alliance, Inc." from Prelude Ventures, Inc. The name of the Company was changed again on November 1, 2004 to American Petroleum Group, Inc. ("APG") by a vote of the security holders.

APG is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities. APG's current direction is in the manufacturing and distribution of petroleum and related products for the automotive industry. On July 1, 2004, APG acquired 100% of the outstanding stock of American Petroleum Products Company ("APPC"). The accompanying consolidated financial statements include the results of operations of APPC beginning on July 1, 2004. After the above acquisition, the Company is no longer considered a "development stage entity".

NOTE B - CONTINUANCE OF OPERATIONS

The financial statements have been prepared using accounting principles generally accepted in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At March 31, 2005, the Company had accumulated losses of $16,683,661 since its inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. The Company is currently pursuing new debt and equity financing in conjunction with future acquisitions. Additionally, approximately $264,000 was raised during the quarter ended March 31, 2005 from loans payable to officers/stockholders (see Note I) whose proceeds were used for working capital needs, as well as a down payment toward the purchase of an option on one of the proposed acquisitions.

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of American Petroleum Group, Inc. and its wholly owned subsidiary, American Petroleum Products Company (the "Company") after elimination of significant intercompany transactions and accounts.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited)

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE
Revenue is recognized when the title to inventory is transferred.

TRADE RECEIVABLES
Concentration of credit risk with respect to receivables, which are unsecured are generally limited due to the wide variety of customers and markets using the Company's products, as well as their dispersion across many geographic areas. The Company maintains allowances for potential credit losses, and such losses have been minimal and within management's expectations. The allowance for doubtful accounts is estimated based on various factors including revenue, historical credit losses and current trends.

INVENTORY
Inventory consisted of primarily raw materials (oil, additives and packaging material) and is valued at the lower of cost or market applied on a first-in, first-out basis.

USE OF ESTIMATES IN FINANCIAL STATEMENT PREPARATION
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

CASH AND CASH EQUIVALENTS
For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

DEPRECIATION
Depreciation of equipment is computed using the straight-line method for financial statements and income tax reporting purposes.

ADVERTISING COSTS
Advertising costs are expenses as incurred.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited)

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES
The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109, "Accounting for Income Taxes". Under this method, deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax laws. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized (see Note D).

BASIC LOSS PER SHARE
The Company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share is not presented (see Note I). On August 25, 2004, the Company approved a one-for-twenty reverse stock split; all per share amounts have been retroactively adjusted.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value because of the short maturity of those instruments. At March 31, 2005 and December 31, 2004, the Company estimates that the fair value of its notes payable are not materially different from its financial statement carrying value, except for the liability for stock borrowings (see Note G).

NEW ACCOUNTING PRONOUNCEMENTS
Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

IMPAIRMENT OF LONG LIVED ASSETS

The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. In the opinion of management, no such impairment existed at March 31, 2005. See Note F concerning impairment of goodwill.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited)

NOTE C - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECLASSIFICATIONS
Certain prior period amounts have been reclassified to conform to the current year presentation.

NOTE D - INCOME TAXES

DEFERRED TAX ASSETS

The Financial Accounting Standards Board issued Statement No. 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after March 15, 1992. FAS 109 requires the use of the asset and liability method of accounting for income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The following table summarizes the significant components of the Company's deferred tax assets:

<TABLE>
<CAPTION>

	2005	2004
<S>	<C>	<C>
Gross deferred tax assets (non-capital loss carryforward)	$ 5,673,000	4,365,000
Valuation allowance for deferred tax asset	(5,673,000)	(4,365,000)
	$ --	$ --

</TABLE>

INCOME TAXES
No provision for income taxes has been provided in these consolidated financial statements due to the net loss. At March 31, 2005 and December 31, 2004, the Company has net operating loss carryforwards, which expire commencing in 2022, totaling approximately $16,650,000 and $12,800,000, respectively, the benefit of which has not been recorded in the financial statements due to the future uncertainty of the generations of earnings by the Company.

NOTE E - NON-CASH TRANSACTIONS

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement.

<PAGE>

NOTE E - NON-CASH TRANSACTIONS (CONTINUED)

The Company has recorded a termination expense in respect to the termination of its former President and has issued 200,000 common shares at $2.35 per share to satisfy the total liability which includes the termination expense, unpaid management fees and unpaid advances to the Company (see Note I).

During 2004, the Company entered into a business combination and acquired certain operating assets of APPC in exchange for Company stock (see Note F).

NOTE F - BUSINESS COMBINATIONS

BUSINESS ACQUISITION CANCELLED
On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under Rule 144 of the Securities and Exchange Act and at a later date, issue an additional 5,000,000 common shares, restricted under Rule 144 of Securities and Exchange Act, subject to

the Company paying not less than $1,000,000 in accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business is to provide servicing for the oil and gas industry.

The Company has determined that the transaction cannot be completed due to the inability to complete a comprehensive due diligence. Therefore, the shares previously outstanding were returned to the treasury of the Company on February 25, 2004.

"TSG" ACQUISITION
On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company was to pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition. The contractual amount of the option was never fully paid, however, amounts advanced for the option purchase and associated acquisition expenses resulted in an $185,000 charge to operations for the year ended December 31, 2003 and $10,000 for the year ended December 31, 2004.

<PAGE>

==

NOTE F - BUSINESS COMBINATIONS (CONTINUED)

MOTOR PARTS WATERHOUSE, INC.
The Company issued 5,000,000 shares of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and pay $2,200,000. This MPW option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition.

ALLIANCE PETROLEUM PRODUCTS COMPANY
On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company is to be issued to Worldlink International Network, Inc. upon 24 months from the above date. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose, if the Company did not arrange the funding within 150 days from the date of the execution of the Alliance Agreement. Since the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing. This was a material contingency to the transactions and as a result had to be resolved prior to recognition of a business combination. On June 24, 2004 (effective date July 1, 2004) the Company ("Prelude") then known as American Capital Alliance, Inc., ("AMAI") and Alliance Petroleum Products Company ("Alliance"),

entered into an Amendment to the original Alliance Agreement, dated October 9. 2003 whereby all previous conditions and contingencies were deemed to have been completed or waived and the agreement amended as follows:

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited)

NOTE F - BUSINESS COMBINATIONS (CONTINUED)

ALLIANCE PETROLEUM PRODUCTS COMPANY (CONTINUED)

- 5,000,000 shares of AMAI voting capital stock are to be issued to the shareholders of Alliance in the same proportions as the first 5,000,000 shares were issued to them pursuant to the exchange of securities contemplated in the Agreement and Plan of Reorganization upon the execution of this Amendment. The exchange of securities also includes, 1,000,000 shares of preferred shares, with the necessary Certificate of Designation, to allow conversion at the rate of 1 share of preferred to ten (10) shares of common, and to permit the preferred shareholders to vote their shares, at any time after issuance, and after they have been converted, the shares be issued to the shareholders of American in the same proportions as the first 5,000,000 shares were issued to them pursuant to the Agreement and Plan of Reorganization.

- All the shares to the Alliance shareholders are no longer subject to a two year restriction prior to sale or transfer, but are now only subject to those transfer restrictions under Rule 144 of the Securities Laws.

- AMAI assumes all payment obligations and all other agreements of Alliance as set forth in the including four "Promissory Notes"; and AMAI assumes all payment obligations and all other agreements of Alliance to the Harris Bank. (See Note K)

The operations of Alliance have been consolidated with the results of AMAI since July 1, 2004.

The aggregate acquisition price was $856,200, which consisted of 1,107,500 of the Company's common stock valued at $0.54 and cash advances outstanding to Company at the time of consummation of the transactions. The value of the stock was determined based on the approximate average market price of the shares on August 11, 2004 (change in control date) and discounted for factors such a limited market for the stock.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited)

NOTE F - BUSINESS COMBINATIONS (CONTINUED)

ALLIANCE PETROLEUM PRODUCTS COMPANY (CONTINUED)
Following is a condensed balance sheet showing the fair values of the assets acquired and the liabilities assumed as of the date of acquisition:

Current assets	$	498,087
Property and equipment		3,068
Goodwill arising in the acquisition		822,262

	$	1,323,417
Current liabilities	$	341,642
Current maturities of long-term debt		125,575
Net assets acquired		856,200
	$	1,323,417

The Company acquired only minimal property, plant and equipment in the transaction; Alliance does not have title to these production assets. Additionally, no expense has been recognized during the quarter ended March 31, 2005 for compensation for the use of the machinery and equipment to a corporation representing the predecessor operation to Alliance and to an entity that owned the real estate. The predecessor company was owned by the former officers of APPC who are also stockholders and directors of the Company; the real estate company is owed by the former president and a major stockholder of the Company; The assets of these entities secure obligations to Harris Bank as a result of certain transactions entered into by the predecessor company, the real estate company or their owners. A security interest had been entered into to as a result of these prior lending activities with appropriate lien filed and personal guarantee of the principals, some who are currently officers of the Company or Alliance. Harris Bank has threatened foreclosure if the prior borrowers can not reach terms allowing the bank to forebear the defaults. (See Note K)

Goodwill (excess of purchase price over net assets acquired) of $822,262 arising in the above described acquisition had been recognized at the time of purchase. Subsequently, management determined that the goodwill value was totally impaired as APPC is operating on a negative cash flow basis and, therefore, the recoverability of the asset is uncertain and was fully written off in December 31, 2004.

<PAGE>

NOTE F - BUSINESS COMBINATIONS (CONTINUED)

PRO FORMA INFORMATION
On July 1, 2004, the company purchased 100% of the voting stock of APPC. Results of operations for APPC are included in the consolidated financial statements since that date. The acquisition was made for the purpose of the reasons as stated above. Following are pro forma amounts assuming that the acquisition was made on January 1, 2004:

Net sales	$ 1,487,007
Cost of good sold	1,217,846
Gross profit	269,161
Expenses	3,836,886
Net income (loss)	$(3,567,725)
Loss per share:	
Basic	$ 1.82

NOTE G - NOTES PAYABLE

The Company entered into a stock borrowing arrangement whereby several stockholder/officers of the Company transferred approximately 1,000,000 shares pre-split or 50,000 shares on a post split basis of common stock into an escrow account. The shares were subsequently sold with the proceeds of $500,000 being transferred to the Company. The Company is obligated to return the shares to the original holders by April 2005. If the Company had to repurchase its stock at March 31, 2005, it would be required to pay $38,000 to acquire the aggregate shares using a $0.76 approximate share price in order to replace such shares for the original contributors of the stock. The balance sheet as of December 31, 2003 was restated to record the $500,000 liability and reduce additional paid-in capital.

<PAGE>

NOTE G - NOTES PAYABLE (CONTINUED)

HIGHGATE HOUSE FUNDS, LTD. TRANSACTION

In order to raise capital for operations of the parent Company and to complete the Oilmatic transaction, the Company entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible Debenture for a total amount of $500,000 at 7% interest. The Note is convertible into shares of common stock at a conversion price of $0.85 per share, at the option of the Lender. At the same time the Company entered into with Cornell Capital Partners LP a total Standby Equity. Distribution Agreement for up to $10,000,000 equity line. As part of this transaction, the Company paid fees to Cornell Capital of 750,000 shares (of which 15,000 was given to Newbridge Securities as Placement Agent for the SEDA Agreement), plus a commitment fee and Structuring fee to Yorkville Advisors Management, LLC of a total of $75,000. In addition, as part of the Secured Debenture, Highgate House Funds, Ltd. was issued 3,100,000 shares of common stock as collateral by the Company. Upon payment, or conversion of the Convertible Debenture, these shares are to be returned to the Company and returned to treasury. An additional 50,000 shares of common stock were issued as additional compensation for the Convertible Debenture. As of March 31, 2005, the Company had received $425,000 in advances against the Convertible debenture. A financing expense of $2,782,500 was charged to operations for this transaction.

NOTE H - RELATED PARTY TRANSACTIONS

PAYROLL SERVICES

The Company had its payroll processed though a "professional employer organization" owned by a publicly traded corporation that has common shareholders, directors and officers. For the quarter ended March 31, 2005, this company processed $261,829 of payroll, taxes and benefits, along with an administration fee of $15,700.

EXPENSE REIMBURSEMENTS

The Company reimburses Company officer/directors for travel, office and other expenses. In addition, certain officers make temporary advances.

<PAGE>

NOTE H - RELATED PARTY TRANSACTIONS (CONTINUED)

DUE ALPHA ADVISORS
A professional services agreement dated October 9, 2003 was entered into with Alpha Advisors, LLC for a term of one year and renewable for an additional year. Alpha Advisors LLC is an entity owned by stockholders/directors/officers of the Company. The fee for these services was the issuance of 1,000,000 shares of common stock of the Company upon execution of the agreements, $25,000 due at signing of the Tri-State Stores and Alliance Petroleum Group, Inc. agreements and $6,000 payable on the first of each month thereafter. In addition, a finder's fee of 10% of any new financing was to be paid on funds being committed. Accounts Payable includes $31,000 of such amounts due as of September 30, 2004. The Company and Alpha are currently in the process of converting the debt into equity based upon a discount of 80% from the market price.

OPERATING ASSETS
The operations of APPC are performed in a plant owned by the former President and current shareholder of the Company. The Company does not have a lease and is presently not paying rent for this property due to a dispute with the former President (see Notes F and K).

NOTE I - RELATED PARTY LOANS PAYABLE TO OFFICERS/STOCKHOLDERS

<TABLE>
<CAPTION>

<S>	3/31/05 AMOUNT <C>	12/31/04 Amount <C>
Rick Carter	$ 150,000	$ 6,000
Ron Shapps	--	200,000
Michael Cahr	100,000	100,000
Warren Field	50,000	50,000
New Century Capital Consultants, Inc.	50,000	50,000
Keystone Nittany Ventures	--	113,353
Former President	142,915	142,916
Malibu Management Company	--	16,000
Alliance Finance Network	85,000	35,000
Jeff Neimen	50,000	--
John Niestrom	20,000	--
Total	$ 647,915	$ 713,269

</TABLE>

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited)

NOTE I - RELATED PARTY LOANS PAYABLE TO OFFICERS/STOCKHOLDERS (CONTINUED)

NEW CENTURY CAPITAL CONSULTANTS, INC.-NOTE PAYABLE
The Company on March 16, 2004 entered into a convertible unsecured revolving promissory note agreement with New Century Capital Consultants, Inc. The lender is a stockholder in the Company via compensation it received (see Note H). The agreement allows for borrowings up to $500,000 of which $50,000 has been advanced currently. Interest accrues at the rate of 9% per annum payable along with the any outstanding principle balance on March 16, 2005, unless the note is in default. The lender may convert the principal amount and any accrued interest into common stock of the Company based upon a formula equal to 40% below the closing bid price of the stock starting after six months from execution of this agreement. Additionally, on a one time basis the lender upon written demand after the six months can require the Company to prepare and file a registration statement under the Securities and Exchange Act of 1933

for an offering of up to 1,000,000 shares. Also, the agreement allows for "piggyback registration" rights in that the Company must notify the lender and allow the lender to register its shares if the companies file such a registration statement. The agreement contains events of default such as bankruptcy, insolvency, defaults or rendering of judgments on indebtedness in excess of $75,000 on from any other lender. Additionally, the agreement contains certain covenants as prohibition of payment of dividends, retirements or redemptions of capital stock, or the transfer of material assets of the Company. Upon these acts of defaults, the entire amount of principal and interest is immediately due, and interest accrues at a rate of 15% per annum.

On October 18, 2004, the Company received notice from the lender that, in its opinion, the Company was in default on the arrangement as a result of distributions of to classes of equity holders and possibly transfer of material assets. The lender has made assertions about misappropriation of corporate funds. Management of the Company finds these assertions as unfounded and feel the Company is in compliance with the terms of the agreement.

KEYSTONE NITTANY VENTURES, MALIBU MANAGEMENT COMPANY AND ALLIANCE FINANCIAL NETWORK

Keystone Nittany Ventures, Inc. (Keystone) and Malibu Management Company (Malibu) are corporations owned by the President of the Company who is also a director and a major shareholder. Alliance Financial Network ("AFN") is a corporation owned by a Vice President of the Company who is also a director and shareholder. Keystone, Malibu and AFN have from time-to-time made advances to the Company. The loans are unsecured due on demand and call for interest of 8% per annum. During the quarter ended March 31, 2005, the outstanding loans were converted to equity in the Company.

<PAGE>

NOTE I - RELATED PARTY LOANS PAYABLE TO OFFICERS/STOCKHOLDERS (CONTINUED)

FORMER PRESIDENT
The amount recorded by the Company represents the estimated fair value of the liability of the amount assumed at the time of purchase of APPC. It appears that the liability represents funds advanced for working capital. The obligation is unsecured, as no terms for repayment, and non-interest bearing. As a result of other contingencies that of the purchase of AAPC the final settled amount of this liability could be significantly different from the present recorded amount.

OTHER STOCKHOLDERS

Warren Field, Rick Carter, Michael Cahr and Ron Shapps are related to the Company by virtue of being stockholders. The loans payable are unsecured, due on demand, and accrue interest of 7% per annum. Certain notes have provisions including options to purchase additional common shares at $.01 per share. During the quarter ended March 31, 2005, the outstanding loans to Ron Shapps were converted to equity in the Company.

NOTE J - STOCKHOLDERS' EQUITY

A consulting services agreement was entered into on October 9, 2003, with National Securities Corporation, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 12,500 shares post split of common stock of the Company.

A consulting services agreement was entered into on October 9, 2003, with New Century Consultants, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 50,000 shares post split of common stock of the Company.

A consulting agreement was entered into on October 10, 2003, with Commonwealth Partners NY, LLC for a term of three years. The fee for this service is the issuance of 10,000 free trading shares post split and 15,000 restricted shares post split of common stock of the Company.

On January 27, 2004, the Company entered into a manufacturing agreement with the shareholders of International Pit Crew Express, Inc. ("IPC"), a Texas corporation, to acquire the exclusive right to manufacture petroleum products for IPC's customers within the United States, including the United States convenience store industry. As consideration for these rights, the Company issued 75,000 shares post split of common stock on April 2, 2004 to the shareholders of IPC. Additionally, the Company is to provide one half of the funds necessary for the purchase of machinery, and all related parts, supplies, and installation costs.

<PAGE>

NOTE J - STOCKHOLDERS' EQUITY (CONTINUED)

In conjunction with the change of control of the Company on August 11, 2004, 649,375 shares post split of common and 2,527,500 shares of preferred stock were issued to newly elected officers of the Company. The Company recognized the issuance as compensation expense of $1,516,500 for the year ended December 31, 2004. The value was based upon the closing price of the stock as quoted on the "electronic bulletin board market" on August 11, 2004. Series A Preferred Stock is convertible at a ratio of one share of Series A Preferred Stock to .5 shares of common stock. In addition, the Company entered into certain compensation agreements with these newly elected officers (see Note K).

NOTE K - COMMITMENTS AND CONTINGENCIES

COMPENSATION AGREEMENTS

In August 2004, the Company entered into a compensation agreement with Mr. William Bossung for the position of Vice President of Corporate Finance and a Director of the Company through December 2005 with a one year renewal. Compensation includes fees of $100,000 per annum and issuance of common and preferred stock.

In August 2004, the Company entered into a compensation agreement with Mr. Rick Carter for the position of Vice President through December 2005 with a one year renewal. Compensation includes fees of $80,000 per annum and issuance of common and preferred stock.

In August 2004, the Company entered into a compensation agreement with Mr. James W. Zimbler for the position of President and a Director of the Company through December 2005 with a one year renewal. Compensation includes fees of $144,000 per annum and issuance of common and preferred stock.

Effective January 1, 2005, the Company entered into a compensation agreement with Ronald Shapps for the position of Chairman of the Board of Directors through December 2005 with a one year renewal. Compensation includes fees of $144,000 and the issuance of common and preferred stock.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited)

NOTE K - COMMITMENTS AND CONTINGENCIES (CONTINUED)

HARRIS BANK

In conjunction with the Harris Bank attempting to collect their debt against certain parties as indicated above in Note F, the bank is requesting that the Company become a party to any forbearance as to collection of the debt, such as becoming a guarantor or buying life insurance for the original makers of the debt. The basis of their claims is that the Company is using facilities that secure the original borrowings. It is the opinion of management and counsel of the Company that there is no basis and claims or commitments since APPC or APG was not a borrower or a guarantor on the debt (management of Alliance are guarantors of the original debt based on their role as former shareholders/officers of Alliance before its acquisition by the Company). The Company entered into negotiations with the bank and is attempting to secure financing to purchase the operating assets being utilized in the operations at fair value. It is anticipated that an agreement will be signed by the end of the second fiscal quarter of 2005.

COMPENSATION FOR UTILIZING OPERATING ASSETS

As indicated in Note H, no rent or compensation of any type has been paid to the entities that claim to have legal title to the operating assets of APPC. Management has taken the position that since there was no contract or agreement to purchase or for the payment of rentals for these assets, therefore nothing is owed. The consolidated operations for the period since APPC was acquired do not contain any provision for compensation for use of the facilities. The owner (and former President of the Company and major shareholder) of the entity that owns the real estate is claiming a monthly rental amount of $15,000. This is a contingency relating to the business combination that could potentially result in an adjustment of the purchase price of APPC and additional charges to the Company's operations. The Company is in negotiations with the owner and anticipates that the dispute will be resolved and an agreement will be signed by the end of the second fiscal quarter of 2005.

AMENDMENT OF ALLIANCE PETROLEUM PRODUCTS COMPANY AGREEMENT

On June 24, 2004 the Company amended the original agreement removing the contingencies contained in the original document, the most significant being of refinancing certain debt owed Harris Bank (see Note F and above). As part of this amendment the original agreement stated APPC assumed all payment obligations and all other agreements of Alliance to the Harris Bank,; and all payment obligations and all other agreements of Alliance as set forth in the following four "Promissory Notes":

<PAGE>

NOTE K - COMMITMENTS AND CONTINGENCIES (CONTINUED)

AMENDMENT OF ALLIANCE PETROLEUM PRODUCTS COMPANY AGREEMENT (CONTINUED)

- o Alliance is to pay $200,000 to Richard Stiefel after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company and a major shareholder. Richard Stiefel is an officer in Alliance and former shareholder, and currently is an officer/director/ shareholder of the Company. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

o Alliance promises to pay American Group Financial, Inc. and/or Jesse Fuller $407,368 and any additional sums that AGF or Jesse Fuller owes to Harris Bank. Jesse Fuller is the owner of AGF, the former president of the Company, former director and still a major shareholder. The note accrues interest at 5% per annum. The note was due December 1, 2004. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

o Alliance is to pay $200,000 to Virginia Gefvert after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company, and a major shareholder. Virginia Gefvert was a former shareholder of Alliance. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

<PAGE>

NOTE K - COMMITMENTS AND CONTINGENCIES (CONTINUED)

AMENDMENT OF ALLIANCE PETROLEUM PRODUCTS COMPANY AGREEMENT (CONTINUED)

o Alliance is to pay $200,000 to American Group Financial, Inc. after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company, and a major shareholder. Virginia Gefvert was a former shareholder of Alliance. It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets.

MINING LEASE

By a lease letter agreement effective March 9, 2001, and amended March 4, 2002 and September 4, 2002, the Company was granted the exclusive right to explore, develop and mine the Medicine Project property located in Elko County of the State of Nevada. The term of the lease was for 20 years, with automatic extensions so long as the conditions of the lease are met. During the year ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability.

TERMINATION

During 2003, the Company agreed to issue 10,000 common shares post split to its former President for the settlement of management fees payable ($105,000), advances to the Company ($10,000) and termination expense ($355,000). The shares were valued at $2.35 per share, by prior consultants. These shares were issued to the former President and were accounted for as an addition to paid-in capital.

F-22

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005
(Unaudited)

NOTE K - COMMITMENTS AND CONTINGENCIES (CONTINUED)

OILMATIC STATUS - SUBSEQUENT EVENT

On December 3, 2004, the Registrant entered into a Letter of Intent, dated December 1, 2004, with Oilmatic Systems LLC of East Orange, New Jersey, whereby the Registrant would purchase Oilmatic Systems LLC and/Oilmatic International, Inc., for shares of common stock of the Registrant. Originally, it was anticipated that the transaction will close after the end of the first fiscal quarter of 2005. Subsequent to March 31, 2005, however, management no longer felt that the mutual goals of both parties were attainable and the transaction with Oilmatic was cancelled.

F-23

<PAGE>

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or our behalf. We disclaim any obligation to update forward-looking statements.

OVERVIEW-
History and Organization
American Petroleum Group, Inc., formerly American Capital Alliance, Inc.,

formerly Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the State of Nevada on May 24, 2000. Prior to its acquisition of American Petroleum Products, Inc., formally Alliance Petroleum Products, Inc., the Company had limited business operations and was considered a development stage enterprise. The activities during that period principally have been limited to organizational matters, and examining business and financing opportunities for the Company.

Prior Business Matters and Failed Business Acquisitions.

On March 9, 2001, we acquired a 20-year mining lease from Steve Sutherland, the owner of 24 unpatented lode-mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. The lease was terminated. During the nine months ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability. Please see the Company's Schedule 14C Information Statement as filed with the Securities and Exchange Commission on February 13, 2004 and mailed or furnished to Shareholders on February 17, 2004, and incorporated herein by reference, for additional details on this matter.

On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under Rule 144 of the Securities Act of 1933 and at a later date, issue 5,000,000 common shares, restricted under Rule 144 subject to the Company paying not less than $1,000,000 accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business has to provide servicing for the oil and gas industry.

<PAGE>

The Company determined that the transaction could not be completed due to the inability to complete a comprehensive due diligence. The shares of common stock previously transferred in anticipation of the completion of the transaction were returned to the treasury of the Company and canceled.

"TSG" Acquisition

On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company was to pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition and let the option lapse.

Motor Parts Waterhouse, Inc.

The Company issued 5,000,000 shares of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and pay $2,200,000. This MPW option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition and let the option lapse.

Completed Transactions

Alliance Petroleum Products Company

On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company is to be issued to Worldlink International Network, Inc. upon 24 months from the date hereof. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose if the Company did not arrange the funding within 150 days from the date of the execution of the Alliance Agreement. Since the expiration of the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing. This was a material contingency to the transactions and as a result has to be resolved prior to recognition of a business combination.

On June 24, 2004 (effective date July 1, 2004) the Company ("Prelude") now known as American Petroleum Group, Inc., ("AMPE") and Alliance Petroleum Products Company ("Alliance"), entered into an Amendment to the original Alliance Agreement, dated October 9, 2003, whereby all previous conditions and contingencies were deemed to have been completed or waived and the agreement amended as follows (the number of shares indicates the amount prior to the reverse split of November 2004);

<PAGE>

- o 5,000,000 shares of AMAI voting capital stock are to be issued to the shareholders of Alliance in the same proportions as the first 5,000,000 shares were issued to them pursuant to the exchange of securities contemplated in the Agreement and Plan of Reorganization upon the execution of this Amendment. The exchange of securities also includes, 1,000,000 shares of preferred shares, with the necessary Certificate of Designation, to allow conversion at the rate of 1 share of preferred to ten (10) shares of common, and to permit the preferred shareholders to vote their shares, at any time after issuance, and after they have been converted, the shares be issued to the shareholders of American in the same proportions as the first 5,000,000 shares were issued to them pursuant to the Agreement and Plan of Reorganization.
- o All the shares to the Alliance shareholders are no longer subject to a two-year restriction prior to sale or transfer, but are now only subject to those transfer restrictions under Rule 144 of the Securities Laws.
- o AMAI assumes all payment obligations and all other agreements of Alliance as set forth in the including four "Promissory Notes"; and AMAI assumes all payment obligations and all other agreements of Alliance to the Harris Bank.

It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets. This is better described as the "threatened Litigation from Harris Bank" as set forth in Item 3. Litigation.

The operations of Alliance have been consolidated with the results of AMAI since July 1, 2004. American Petroleum Group, Inc. which was formerly American Capital Alliance, Inc. (the "Company") is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities. The Company's current direction is in the manufacturing and distribution of petroleum and related products for the automotive industry. After the above acquisition, the Company is no longer considered a "development state entity"

Subsequent Transactions

Oilmatic Systems, LLC

On December 3, 2004, the Registrant entered into a Letter of Intent, dated December 1, 2004, with Oilmatic Systems LLC of East Orange, New Jersey, whereby the Registrant would purchase Oilmatic Systems LLC and/or Oilmatic International, Inc., for shares of common stock of the Registrant.

As part of the transaction, Michael Allora, President of Oilmatic will assume, after the closing of the transaction, the position of President and Chief Operating Officer of American Petroleum as well as Oilmatic. Mr. Allora has extensive experience in the delivery of bulk liquids and related products to businesses, retail and wholesale, in the restaurant field.

<PAGE>

Oilmatic is a food service distribution company that supplies a closed loop Bulk Cooking Oil Supply and Management system. Its patented state of the art handheld Dipstick(R) design dispenses and removes cooking oil with the simple push of a button at the deep fryers. The system also consists of separate fresh oil and waste oil tanks. A key switch allows management to control unnecessary oil fills and disposals. This system completely eliminates the practice of employees manually removing hot used oil which significantly reduces slips, falls and burns, as well as the hard labor of unloading and retrieving heavy boxes of oil. Additionally, the system eliminates hazardous grease spills both inside and outside of the store that cause grease fires and grease trap build-ups that pollute our environment.

Effective May 20, 2005, Management no longer felt that the mutual goals of both parties were attainable and therefore the transaction with Oilmatic was cancelled between the Parties.

PLAN OF OPERATIONS

We were a startup, development stage Company prior to the acquisition of American Petroleum Products Company ("APPC") and did not realize any revenues from our business operations until that time. However at time of acquiring APPC its sales volume was at a point below its break even point and therefore was losing money. Management of the Company feels that APPC is operating at a small percentage of its capacity with its major constraint on increasing volume being that of financing raw materials for manufacturing and some other limited variable manufacturing costs. In addition, it is currently not generating profits of sufficient amount to support the other operations of the parent Company. Accordingly, we must raise money from sources other than the operations of this business. Our only other source of cash at this time is investments by others in our Company. We must continue to raise cash to complete future acquisitions and stay in business, including funding current operations.

In order to raise capital for operations of the parent Company and to complete the Oilmatic transaction, the Company entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 8, 2005, whereby the Company entered into a Convertible Debenture for a total amount of $500,000 at 7% interest and a Standby Equity Distribution Agreement for up to $10,000,000. The Note is convertible into shares of common stock at a conversion price of $0.85 per share, at the option of the Lender. At the same time the Company entered into with Cornell Capital Partners LP a total Standby Equity Distribution Agreement for up to $10,000,000 equity line. As part of this transaction, we paid fees to Cornell Capital of 750,000 shares (of which 15,000 was given to Newbridge Securities as Placement Agent for the SEDA Agreement), plus a commitment fee and Structuring fee to Yorkville Advisors Management, LLC of a total of $75,000. In addition, as part of the Secured Debenture, Highgate House Funds, Ltd. was issued 3,100,000 shares of common stock as collateral by the Company. Upon payment, or conversion of the Convertible Debenture, these shares are to be returned to the Company and returned to treasury. An additional 50,000 shares of commons tock was issued as part of its compensation for the Convertible Debenture.

To meet our need for cash, we were investigating and attempting to raise debt and equity financing to complete the acquisition of Oilmatic (which is no longer active) as described in this document and fund the Company's on-going operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions, we will have to find alternate sources such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and can not raise it, we will either have to suspend operations until we do raise the cash or cease operations entirely.

6

<PAGE>

For its current operations, the Company has sufficient cash and revenue to support only near term operations.

Limited Operating History.

The only historical financial information about our Company on which to base an evaluation of our performance is the last six months after the acquisition of APPC which was generating losses at the time of acquisition . We cannot guarantee we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund additional proposed acquisitions and our on-going operations.

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to shareholders.

Liquidity, Capital Resources and Operations

Since the Company's inception, the Company has raised funds from officer/stockholder advances, from private sales of its common shares and approximately $500,000 from sale of borrowed stock contributed by the Company's promoters. This money has been utilized for start-up costs and operating capital.

In this regard, the Company's plan of operations for the next 12 months is to pursue profitable business acquisitions, and obtain financing to increase the sale volume of APPC. Product research and development is expected to be minimal during the period. Additionally, the Company does not expect any change in number of employees other than through acquisitions.

Results of Operations:

For the Quarter Ending March 31, 2005 vs. March 31, 2004 Until July 1, 2004, the commencement of the third fiscal quarter of the Company's fiscal year, the Company did not have an operating unit. Therefore, a comparison of sales to the previous year is not an accurate representation of the increase or decrease of the revenues, costs and sales of the Company. For the period ended March 31, 2005, the Company had $384,901 in sales, with the cost of revenues of $280,595 and other expenses, including financing expenses related to Cornell capital and Highgate House of $2,782,500 for a total expense of $3,945,338.

Liquidity and Financial Resources

During the three months ended March 31, 2005, net cash used by operating activities was $658,073. The Company incurred a net loss of $3,846,043 for the three months ended March 31, 2005; the company still has a net operating loss even if the stock compensation expense of $690,000 and financing expense of $2,782,500 did not occur. Additionally at March 31, 2005, current liabilities and long-term liabilities exceed current assets by approximately $1,221,380; these factors raise substantial doubt about the Company's ability to continue as

7

<PAGE>

a going concern. The Company anticipates that in order to fulfill its plan of operation including payment of certain past liabilities of the company, it will need to seek financing from outside sources. The company is currently pursuing private debt and equity sources. It is the intention of the Company's management to also improve profitability by significantly reducing operating expenses and to increase revenues significantly, through growth and acquisitions. The Company is actively in discussion with one or more potential acquisition or merger candidates. There is no assurance that the company will be successful in raising the necessary funds nor there a guarantee that the Company can successfully execute any acquisition or merger transaction with any company or individual or if such transaction is effected, that the Company will be able to operate such company profitably or successfully.

Administrative expenses for the three months ended March 31, 2005, including stock compensation expenses and financing expenses were $3,945,338, resulting in losses from operations of $3,846,043. Included in these amounts are expenses for stock compensation and financing expense of $3,472,500. The increases in the remainder of Administrative expensed are due to the start up of the operations due to increases in personnel, professional, professional fees, and a generally higher level of fixed administrative expenses. It is anticipated by the Registrant that General and Administrative costs will remain relatively the same, while Revenues and Gross profit will increase as a result of the business derived from APPC.

Inflation

The amounts presented in the financial statements do not provide for the effect of inflation on the Company's operations or its financial position. Amounts shown for machinery, equipment and leasehold improvements and for costs and expenses reflect historical cost and do not necessarily represent replacement cost. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Provision for Income Taxes

The company has determined that it will more likely than not use any tax net operating loss carry forward in the current tax year and has taken and therefore has a valuation amount equal to 100% of any asset.

<PAGE>

ITEM 3. CONTROLS AND PROCEDURES

We recently acquired American Petroleum Products Corp., our main operating entity, after taking control of the parent Company in September 2004. As such, the company is just developing and implementing systems of internal and disclosure controls. Within the ninety-day period preceding the filing of this report, our management evaluated the effectiveness of the design and operation of its disclosure controls and procedures (the "Disclosure Controls") as of the end of the period covered by this Form 10-QSB and (ii) any changes in internal controls over financial reporting that occurred during the last quarter of our fiscal year. This evaluation ("Controls Evaluation") was done under the supervision and with the participation of management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), who became CFO in September 2004, and the Controller, who became CFO in March 2005.

Limitations on the Effectiveness of Controls

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected. We will conduct periodic evaluations of our internal controls to enhance, where necessary, our procedures and controls.

Conclusions

Based upon the Controls Evaluation, the CEO and CFO have concluded that the Disclosure Controls are effective in reaching a reasonable level of assurance that management is timely alerted to material information relating to the Company during the period when its periodic reports are being prepared. In accord with the U.S. Securities and Exchange Commission's requirements, the CEO and CFO conducted an evaluation of the Company's internal control over financial reporting (the "Internal Controls") to determine whether there have been any changes in Internal Controls that occurred during the quarter which have materially affected or which are reasonable likely to materially affect Internal Controls. Based on this evaluation, there have been no such changes in Internal Controls during the last quarter of the period covered by this report.

PART II: OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.

Other than described below, there are no past, pending or, to our knowledge, threatened litigation or administrative action which has or is expected by our management to have a material effect upon our business, financial condition or operations, including any litigation or action involving our officer, director or other key personnel.

<PAGE>

There is a threatened action by the Harris Bank of Chicago, Illinois with respect to a defaulted loan agreement. Harris Bank claims to have a lien on the equipment used by the Registrant in its operations. The Registrant has had contact with Harris Bank and is attempting to resolve the matter. In the event that a resolution is not resolved in a manner satisfactory to the Registrant, it could result in the seizure of the equipment and have a material adverse effect on the operations of the Registrant. Recently, the Company has reached an oral agreement for the resolution of all claims between Harris Bank, the former control person of the Company and the Company, whereby the Company will be acquiring the real property and fixed assets involved in the dispute. This oral agreement is being reduced to a written agreement and if executed and completed, will resolve any issues outstanding. It is anticipated that the Agreements will be signed by all parties, and the transaction completed, by the end of the third fiscal quarter.

The Company received a letter, dated February 28, 2005, from the Attorney for Concentric Consumer Marketing, Inc., in connection with certain sums owed by American Petroleum Products Corporation ("APPC"), a wholly owned subsidiary of the Company, in the amount of $13,000 per month for the past four (4) months, for services. There is no way to determine at this time the validity of the claim, or any possible outcome or if the claim is material to the Company, or even if litigation will be commenced against the Company and/or APPC. The Company has reached a settlement with Concentric Consumer Marketing, Inc., and expects to execute a Settlement Agreement shortly.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.

We issued 75,000 shares of common stock, and 150,000 shares of Series A preferred stock, to Eliot Cole, Esq. as part of his compensation for accepting the position of a Director on January 2005.

We issued 500,000 shares of common stock, and 1,000,000 shares of Series A preferred stock, to Ronald Shapss as part of his compensation for accepting the position of Chairman of the Board of Directors, on February 15, 2005.

We issued shares in relation to the Highgate House Funds, Ltd. Convertible Debenture and the Standby Equity Distribution Agreement with Cornell Capital Partners LP, as follows:

Highgate House Funds, Ltd.	3,100,000 for collateral
Highgate House Funds, Ltd.	50,000 for compensation
Cornell Partners, LP	735,000 as compensation
Newbridge Securities Corporation	15,000 for compensation as

Placement Agent for the SEDA Agreement

We issued 683,000 shares from the exercise of the options granted to Holders of certain promissory Notes issued by the Company. These creditors were entitled to purchase one shares (1) at a purchase price of one cent ($0.01) for each dollar lent to the company.

The use of the proceeds from the Highgate House Funds, Ltd., transaction was for general working capital, and to fund the Oilmatic Acquisition.

The use of proceeds from the exercise of the option shares is for general working capital of the Company.

<PAGE>

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

ITEM 5. OTHER INFORMATION.

None.

ITEM 6. EXHIBITS

(a) Exhibits

3.1 Articles of Incorporation of the Registrant*

3.2 By-laws of the Registrant*

31.1 Rule 13A-14(A)/15D-14(A) Certification for President/Chief Executive Officer

31.2 Rule 13A-14(A)/15D-14(A) Certification for Chief Financial Officers

32.1 Section 1350 Certification for President/Chief Executive Officer

32.2 Section 1350 Certification for President/Chief Financial Officer

----

* These documents are hereby incorporated by reference to Form SB-2, as amended, June 26, 2001, and subsequent filings.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2005

American Petroleum Group, Inc.

/s/ James W. Zimbler

James W. Zimbler,
Interim President/Chief Executive Officer

/s/ James Carroll

James Carroll,
Chief Financial Officer

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>NT 10-Q
<SEQUENCE>1
<FILENAME>v018508_nt10q.txt
<TEXT>

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-49950

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
[ ] Form N-SAR

For Period Ended: March 31, 2005

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

American Petroleum Group, Inc.
Full Name of Registrant

American Capital Alliance, Inc.
Former Name if Applicable

1400 N. Gannon Drive
2nd Floor
Hoffman Estates, IL 60194
Address of Principal Executive Office (Street and Number)
City, State and Zip Code

<PAGE>

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant cannot complete the filing because Officers' responsible for preparing certain information were not able to furnish reports to the Auditor due to other Company matters and complexity in correlating and obtaining certain information.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James W. Zimbler (847) 805-0125
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

<PAGE>

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMERICAN PETROLEUM GROUP, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2005

By: /s/ James W. Zimbler

James W. Zimbler,
Interim President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

(Form 12b-25-07/99)

<PAGE>

It is anticipated that significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report due to the fact that the Registrant has had an operating unit since July 1, 2004. A reasonable estimate of the results cannot be made at this time due to the fact that the Company is still creating the necessary reports, balance sheets and related items.
</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>NT 10-K
<SEQUENCE>1
<FILENAME>v015579_10k.txt
<TEXT>

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

Commission File Number 000-49950

NOTIFICATION OF LATE FILING
(Check One): [X] Form 10-K [_] Form 11-K [_] Form 20-F [_] Form 10-Q
[_] Form N-SAR

For Period Ended: December 31,2004

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

FOR THE TRANSITION PERIOD ENDED:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

AMERICAN PETROLEUM GROUP, INC.
Full Name of Registrant

American Capital Alliance, Inc.
Former Name if Applicable

1400 N. GANNON DRIVE
2ND FLOOR
HOFFMAN ESTATES, IL 60194
Address of Principal Executive Office (Street and Number)
City, State and Zip Code

<PAGE>

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant cannot complete the filing because Officers' responsible for preparing certain information were not able to furnish reports to the Auditor due to other Company matters and difficulty in obtaining certain information.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

JAMES W. ZIMBLER (847) 805-0125
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [_] No

<PAGE>

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate

of the results cannot be made.

AMERICAN PETROLEUM GROUP, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 3/31/05 By: /s/ James W. Zimbler

James W. Zimbler,
Interim President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

(Form 12b-25-07/99)

<PAGE>

It is anticipated that significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report due to the fact that the

Registrant has had an operating unit since July 1, 2004. A reasonable estimate of the results cannot be made at this time due to the fact that the Company is still creating the necessary reports, balance sheets and related items.
</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>10KSB
<SEQUENCE>1
<FILENAME>v015511_10ksb.txt
<TEXT>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSSION
WASHINGTON, D.C. 20549

FORM 10-KSB

[X] ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the fiscal year ending December 31, 2004

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the transition period from ________ to ________

Commission file number: 000-49950

AMERICAN PETROLEUM GROUP, INC.
(Name of small business issuer in its charter)

Nevada	98-0232018
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1400 N. Gannon Drive, 2nd Floor, Hoffman Estates, IL 60194
(Address of Principal executive offices) (Zip Code)

Issuer's telephone number: (847) 805-0125

Securities registered under Section 12(b) of the "Exchange Act"

Common Share, Par Value, $.0001
(Title of each Class)

Securities registered under Section 12(g) of the Exchange Act: None

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such a shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[X] Yes [ ] No

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-K is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part II of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

The issuer's revenues for its most recent fiscal year: $857,172

The aggregate market value of the voting and non-voting common equity held by non-affiliates based on the average bid and asked price of such common equity, as of March 29, 2005, was approximately $1,217,937.50.

The number of shares of Common Stock outstanding, as of March 29, 2005 was: 4,315,000

Transitional Small Business Disclosure Format (check one): Yes [_]; No [X]

1

<PAGE>

AMERICAN PETROLEUM GROUP, INC.
ANNUAL REPORT ON FORM 10-KSB

For Fiscal Year Ended December 31, 2004

INDEX

Page No:

<PAGE>

American Petroleum Group, Inc.

Part I

Item 1. Description of Business

FORWARD LOOKING STATEMENTS

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by, or on our behalf. We disclaim any obligation to update forward-looking statements.

OVERVIEW

History and Organization

American Petroleum Group, Inc., formerly American Capital Alliance, Inc., formerly Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the State of Nevada on May 24, 2000. Prior to its acquisition of American Petroleum Products, Inc., formally Alliance Petroleum Products, Inc., the Company had limited business operations and was considered a development stage enterprise. The activities during that period principally have been limited to organizational matters, and examining business and financing opportunities for the Company.

<PAGE>

Prior Business Matters and Failed Business Acquisitions.

On March 9, 2001, we acquired a 20-year mining lease from Steve Sutherland, the owner of 24 unpatented lode-mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. The lease was terminated at some point

During the nine months ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability. Please see the Company's Schedule 14C Information Statement as filed with the Securities and Exchange Commission on February 13, 2004 and mailed or furnished to Shareholders on February 17, 2004, and incorporated herein by reference, for additional details on this matter.

On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under Rule 144 of the Securities Act of 1933 and at a later date, issue 5,000,000 common shares, restricted under Rule 144 subject to the Company paying not less than $1,000,000 accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business has to provide servicing for the oil and gas industry.

The Company determined that the transaction could not be completed due to the inability to complete a comprehensive due diligence. The shares of common stock previously transferred in anticipation of the completion of the transaction were returned to the treasury of the Company and canceled.

"TSG" Acquisition
On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply

<PAGE>

Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company was to pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition and let the option lapse.

Motor Parts Waterhouse, Inc.
The Company issued 5,000,000 shares of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and pay $2,200,000. This MPW option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition and let the option lapse.

Alliance Petroleum Products Company
On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company is to be issued to Worldlink International Network, Inc. upon 24 months from the date hereof. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose if the Company did not arrange the funding within 150 days from the date of the execution of the Alliance Agreement. Since the expiration of the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing. This was a material contingency to the transactions and as a result has to be resolved prior to recognition of a

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business combination. On June 24, 2004 (effective date July 1, 2004) the Company ("Prelude") now known as American Petroleum Group, Inc., ("AMPE") and Alliance Petroleum Products Company ("Alliance"), entered into an Amendment to the original Alliance Agreement, dated October 9, 2003 whereby all previous conditions and contingencies were deemed to have been completed or waived and the agreement amended as follows:

- o 5,000,000 shares of AMAI voting capital stock are to be issued to the shareholders of Alliance in the same proportions as the first 5,000,000 shares were issued to them pursuant to the exchange of securities contemplated in the Agreement and Plan of Reorganization upon the execution of this Amendment. The exchange of securities also includes, 1,000,000 shares of preferred shares, with the necessary Certificate of Designation, to allow conversion at the rate of 1 share of preferred to ten (10) shares of common, and to permit the preferred shareholders to vote their shares, at any time after issuance, and after they have been converted, the shares be issued to the shareholders of American in the same proportions as the first 5,000,000 shares were issued to them pursuant to the Agreement and Plan of Reorganization.

- o All the shares to the Alliance shareholders are no longer subject to a two-year restriction prior to sale or transfer, but are now only subject to those transfer restrictions under Rule 144 of the Securities Laws.
- o AMAI assumes all payment obligations and all other agreements of Alliance as set forth in the including four "Promissory Notes"; and AMAI assumes all payment obligations and all other agreements of Alliance to the Harris Bank.

It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company. It is the belief and opinion of current management that the former control person(s) of the Company attempted to bind the Company for debts due and owing from a transaction the Company was not a party to, did not hold any assets from or any obligation to repay and monies lent against assets. This is better described as the "threatened Litigation from Harris Bank" as set forth in Item 3. Litigation

The operations of Alliance have been consolidated with the results of AMAI since July 1, 2004. American Petroleum Group, Inc. which was formerly American Capital Alliance, Inc. (the "Company") is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities. The Company's current direction is in the manufacturing and distribution of petroleum and related products for the automotive industry. . After the above acquisition, the Company is no longer considered a "development state entity"

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Subsequent Transactions
On December 3, 2004, the Registrant entered into a Letter of Intent, dated December 1, 2004, with Oilmatic Systems LLC of East Orange, New Jersey, whereby the Registrant would purchase Oilmatic Systems LLC and/or Oilmatic International, Inc., for shares of common stock of the Registrant.

As part of the transaction, Michael Allora, President of Oilmatic will assume, after the closing of the transaction, the position of President and Chief Operating Officer of American Petroleum as well as Oilmatic. Mr. Allora has extensive experience in the delivery of bulk liquids and related products to businesses, retail and wholesale, in the restaurant field.

Oilmatic is a food service distribution company that supplies a closed loop Bulk Cooking Oil Supply and Management system. Its patented state of the art handheld Dipstick(R) design dispenses and removes cooking oil with the simple push of a button at the deep fryers. The system also consists of separate fresh oil and waste oil tanks. A key switch allows management to control unnecessary oil fills and disposals. This system completely eliminates the practice of employees manually removing hot used oil which significantly reduces slips, falls and burns, as well as the hard labor of unloading and retrieving heavy boxes of oil. Additionally, the system eliminates hazardous grease spills both inside and outside of the store that cause grease fires and grease trap build-ups that pollute our environment.

It is anticipated that the transaction will close after the end of the first fiscal quarter of 2005. While there can be no assurance the transaction will close, the Company is confident that the parties will execute definitive agreements as scheduled.

PLAN OF OPERATIONS

We were a startup, development stage Company prior to the acquisition of American Petroleum Products Company ("APPC") and did not realize any revenues from our business operations until that time. However at time of acquiring APPC its sales volume was at a point below its break even point and therefore was losing money. Management of the Company feels that APPC is operating at a small percentage of its capacity with its major constraint on

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increasing volume being that of financing raw materials for manufacturing and some other limited variable manufacturing costs. In addition, it is currently not generating profits of sufficient amount to support the other operations of the parent Company. Accordingly, we must raise money from sources other than the operations of this business. Our only other source of cash at this time is investments by others in our Company. We must raise cash to complete the acquisitions and stay in business.

In order to raise capital for operations of the parent Company and to complete the Oilmatic transaction, the Company entered into a transaction with Cornell Capital Partners LP and Highgate House Funds, Ltd., dated March 3, 2005, whereby the Company entered into a Convertible debenture for a total amount of $500,000 at 7% interest. The Note is convertible into shares of common stock at a conversion price of $0.85 per share, at the option of the Lender. At the same time the Company entered into with Cornell Capital Partners LP a total Standby Equity Distribution Agreement for up to $10,000,000 equity line.

We must also obtain additional financing to either purchase our operating assets or obtain working capital for leasing arrangements

To meet our need for cash, we are attempting to raise debt and equity financing to complete the acquisitions described in this document and fund the Company's on-going operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions, we will have to find alternate sources such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and can not raise it, we will either have to suspend operations until we do raise the cash or cease operations entirely

Limited Operating History.
The only historical financial information about our Company on which to base an evaluation of our performance is the last six months after the acquisition of APPC which was generating losses at the time of acquisition . We cannot guarantee we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business

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enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund additional proposed acquisitions and our on-going operations.

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to shareholders.

Liquidity, Capital Resources and Operations
Since the Company's inception, the Company has raised funds from officer/stockholder advances, from private sales of its common shares and approximately $500,000 from sale of borrowed stock contributed by the Company's promoters. This money has been utilized for start-up costs and operating capital.

In this regard, the Company's plan of operations for the next 12 months is to pursue profitable business acquisitions, and obtain financing to increase the sale volume of APPC. Product research and development is expected to be minimal during the period. Additionally, the Company does not expect any change in number of employees other than through acquisitions.

Results of Operations:
For the Year Ending December 31, 2004 vs. December 31, 2003

Until July 1, 2004, the commencement of the third fiscal quarter of the Company's fiscal year, the Company did not have an operating unit. Therefore, a comparison of sales to the previous year is not an accurate representation of the increase or decrease of the revenues, costs and sales of the Company. Subsequent to July 1, 2004, the Company had $857,172 in sales, with the cost of revenues of $732,722 and other expenses, including interest expense of $25,475 and impairment of Goodwill of $822,262for a total expense of $3,299,908.

Liquidity and Financial Resources

During the twelve months ended December 31, 2004, net cash used by operating activities was $1,441,080. The Company incurred a net loss of $3,175,458 for the twelve months ended

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December 31, 2004; the company still has a net operating loss even if the stock compensation expense of $1,523,200 and Impairment expense of $822,262 did not occur. Additionally at December 31, 2004, current liabilities exceed current assets by approximately $1,289,200; these factors raise substantial doubt about the Company's ability to continue as a going concern. The Company anticipates that in order to fulfill its plan of operation including payment of certain past liabilities of the company, it will need to seek financing from outside sources. The company is currently pursuing private debt and equity sources. It is the intention of the Company's management to also improve profitability by significantly reducing operating expenses and to increase revenues significantly, through growth and acquisitions. The Company is actively in discussion with one or more potential acquisition or merger candidates. There is no assurance that the company will be successful in raising the necessary funds nor there a guarantee that the Company can successfully execute any acquisition or merger transaction with any company or individual or if such transaction is effected, that the Company will be able to operate such company profitably or successfully. As shown in the financial statements, the Company incurred a net loss of $3,175,458 during the year ended December 31, 2004 and has incurred substantial net losses for each of the past two years. At December 31, 2004, current liabilities exceed current assets by $1,289,200. These factors raise substantial doubt about the Company's ability to continue as a going concern. It is the intention of the Company's management to improve profitability by significantly reducing operating expenses and to increase revenues significantly, through growth and acquisitions. The ultimate success of these measures is not reasonably determinable at this time.

Administrative expenses for the fiscal year ended December 31, 2004, including impairment losses and stock compensation expenses was $3,299,908 resulting in losses from operations of $3,175,458. Included in these amounts are expenses for stock compensation expense of $1,523,200. The increases in the remainder of Administrative expensed are due to the start up of the operations due to increases in personnel, professional, professional fees, and a generally higher level of fixed administrative expenses. It is anticipated by the Registrant that General and Administrative costs will remain relatively the same, while Revenues and Gross profit will increase as a result of the business derived from APPC.

Inflation

The amounts presented in the financial statements do not provide for the effect of inflation on the Company's operations or its financial position. Amounts shown for machinery, equipment and leasehold improvements and for costs and expenses reflect historical cost and do not necessarily represent replacement cost. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

Provision for Income Taxes

The company has determined that it will more likely than not use any tax net operating loss carry forward in the current tax year and has taken and therefore has a valuation amount equal to 100% of any asset.

Employees:

As of December 31, 2004, we employed approximately 29 persons. None of our employees are covered by collective bargaining agreements. We believe that our relations with or employees are good.

Item 2. Description of Property

The Company currently occupies a sub-lease, for the administrative offices, located at 1400 North Gannon Drive, Hoffman Estates, Illinois (847-805-0125. We occupy approximately 700 square feet comprising three offices. Our rent is $1,000 per month. We have no lease and have an oral month-to-month agreement with the leaseholder of the office space, which is the former President of the Company. The space is adequate for the currently needs of the Company. If the month-to-month tenancy was to end, we would be able to move our operations without a significant disruption of operations.

The Company's wholly-owned subsidiary, American Petroleum Products, Inc., operates from a manufacturing and distribution facility located at 5841 W. 66th Street, Bedford Park, Il. The

facility is comprised of approximately 36,000 sq. ft. The facility is sufficient for the needs of the wholly-owned subsidiary for the foreseeable future. The Company does not have a formal lease and is presently not paying rent for this property due to a dispute with the former President of the Company, who is also the owner of this property. We are attempting to reach a resolution with the former President and landlord of the property. If we are not able to successfully resolve the dispute, and are forced to vacate the facility, it will have a substantial material effect on the ability to operate the subsidiary.

Item 3. Legal Proceedings

Other than described below, there are no past, pending or, to our knowledge, threatened litigation or administrative action which has or is expected by our management to have a material effect upon our business, financial condition or operations, including any litigation or action involving our officer, director or other key personnel. There have been no changes in the company's accountants, or disagreements with its accountants since its inception.

There is a threatened action by the Harris Bank of Chicago, Illinois with respect to a defaulted loan agreement. Harris Bank claims to have a lien on the equipment used by the Registrant in its operations. The Registrant has had contact with Harris Bank and is attempting to resolve the matter. In the event that a resolution is not resolved in a manner satisfactory to the Registrant, it could result in the seizure of the equipment and have a material adverse effect on the operations of the Registrant.

The Company received a letter, dated February 28, 2005, from the Attorney for Concentric Consumer Marketing, Inc., in connection with certain sums owed by American Petroleum Products Corporation ("APPC"), a wholly owned subsidiary of the Company, in the amount of $13,000 per month for the past four (4) months, for services. There is no way to determine at this time the validity of the claim, or any possible outcome or if the claim is material to the Company, or even if litigation will be commenced against the Company and/or APPC.

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Indemnification of Officers and Directors

At present we have not entered into individual indemnity agreements with our Officer or Director. However, our By-Laws and Certificate of Incorporation provide a blanket indemnification that we shall indemnify, to the fullest extent under Nevada law, our directors and officers against certain liabilities incurred with respect to their service in such capabilities. In addition, the Certificate of Incorporation provides that the personal liability of our directors and officers and our stockholders for monetary damages will be limited.

Item 4. Submission of Matters to a Vote of Security Holders

On February 15, 2005, the majority of shares entitled to vote approved certain actions as set forth in the Schedule 14C filed with the SEC on February 24, 2005, consisting of:

1. Electing and appointing the Board of Directors and Officers of American Petroleum Group, Inc.;
2. Ratified the appointment of Brown Smith Wallace LLC as our independent public accountants for the fiscal year ending December 31, 2003 and 2004;
3. Adoption of a Code of Ethics for the Executive Officers of American Petroleum Group, Inc., and
4. Approving the purchase of all interest in, all assets and stock of Oilmatic Systems, LLC ("Oilmatic Transaction" or "Transaction").

Part II

Item 5. Market for Common Equity and Related Stockholder Matters

General:

We are authorized to issue 100,000,000 shares of Common Stock, at a par value $.0001 per share. As of March 29, 2005, the latest practicable date, there are 4,315,000 shares of common stock outstanding. The number of record holders of Common Stock as of December 31, 2004 is approximately 50.

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Common Stock:

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive ratably such dividends when, as and if declared by the Board of Directors out of funds legally available therefore. In the event we have a liquidation, dissolution or winding up, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock

Price Ranges of American Petroleum Group, Inc. Common Stock:

Market Information

The Company's Common Stock is traded on the NASD OTC Bulletin Board under the symbol "AMPE." It was previously traded under the symbol "AMAI" until October 29, 2004, "PLUD" until February 23, 2004, and "PLUV from September 12, 2002 until December 31, 2002.

There is currently a limited trading market for the Company's Common Stock with the price being very volatile. The following chart lists the high and low closing bid prices for shares of the Company's Common Stock for each month within the last fiscal year. These prices are between dealers and do not include retail markups, markdowns or other fee and commissions, and may not represent actual transactions.

Fiscal Year 2004:	High Bid	Low Bid	High Ask	Low Ask
January 2004	1.05	0.71	1.07	0.75
February 2004	0.81	0.37	0.85	0.41
March 2004	0.43	.022	.048	.025
April 2004	0.32	0.11	0.35	0.13
May 2004	0.17	0.05	0.18	0.06
June 2004	0.12	0.045	.015	0.032
July 2004	0.1	0.03	0.12	0.05
August 2004	0.13	0.025	0.15	0.032

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September 2004	0.05	0.021	0.055	0.025
October 2004	0.06	0.025	0.07	0.029
November 2004 (1)	1.4	.01	5	.07
December 2004	1.1	0.56	2	0.9

1 Taking into effect a reverse split of 20 to 1, effective November 2004

Fiscal Year 2005:	High Bid	Low Bid	High Ask	Low Ask
January 2005	0.92	0.65	1.12	0.75
February 2005	1.03	0.65	1.1	0.8

Liquidation:

In the event of a liquidation of the Company, all stockholders are entitled to a pro rata distribution after payment of any claims.

Dividend Policy:

The Company has never declared or paid cash dividends on its common stock and anticipates that all future earnings will be retained for development of its business. The payment of any future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, future earnings, capital requirements, the financial condition of the Company and general business conditions.

Stock Transfer Agent:

Effective March 1, 2005, our transfer agent and registrar of the Common Stock is Manhattan Transfer Registrar Co., P.O. Box 756. Miller Place, NY 11764, (631) 585-7341; fax (631) 580-7766.

Recent Sales of Unregistered Securities

The information concerning the recent sales of unregistered securities required by Item 5 is incorporated by reference to the information set forth *in Item 12 "Certain Relationships and Related Transactions"* set forth hereafter

<PAGE>

Item 6. Management's Discussion and Analysis or Plan of Operation.

Forward-looking Information

Certain statements in this document are forward-looking in nature and relate to trends and events that may affect the Company's future financial position and operating results. The words "expect" "anticipate" and similar words or expressions are to identify forward-looking statements. These statements speak only as of the date of the document; those statements are based on current expectations, are inherently uncertain and should be viewed with caution. Actual results may differ materially from the forward-looking statements as a result of many factors, including changes in economic conditions and other unanticipated events and conditions. It is not possible to foresee or to identify all such factors. The Company makes no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date of this document that may affect the accuracy of any forward-looking statement.

16

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Item 7. Financial Statements

American Petroleum Group, Inc. and Subsidiaries

Index to Financial Statements

CONTENTS

17

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Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

On November 16, 2004, the current Interim President of the Registrant in discussions with Amisano Hanson, became aware that the Registrant had not properly informed Amisano Hanson of its dismissal, and the Registrant had failed to comply with the notification provisions of Form 8-K for dismissal of the previous auditor and appointment of the new auditor. Accordingly, the current management, on November 16, 2004 notified its previous independent auditor, Amisano Hanson, Chartered Accountants, 750 West Pender Street, Suite 604, Vancouver Canada, V6C 2T7, 604-689-0188, that it was replaced as the Independent Auditor of the Registrant, by Brown Smith Wallace LLC. This action was previously approved by the Board of Directors on or about February 19, 2004.

Members of The Board of Directors and Officers of the Registrant have discussed these facts with Amisano Hanson, and have discussed the actions necessary to correct the problem.

The audit reports of, Amisano Hanson, Chartered Accountants, 750 West Pender Street, Suite 604, Vancouver Canada, V6C 2T7, 604-689-0188 on the Company's consolidated financial statements as of and for the fiscal years ended December 31, 2002 and 2001 did not contain an adverse opinion or a disclaimer of opinion, or modified as to audit scope or accounting principles, however the auditors qualified their report as to the uncertainty that the Company would continue as a going concern. During the period of their engagement, there were no disagreements between Amisano Hanson, and the Registrant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Amisano Hanson, would have caused them to make reference to the subject matter of the disagreement in connection with its reports on the Registrant's financial statements, other than the fee dispute that has arisen between the parties.

The Registrant has furnished Amisano Hanson with a copy of this report and has requested them to furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of the resignation letter is to be attached as Exhibit 16 to this Form 8-K.

18

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On February 19, 2004, the management of the Registrant engaged Brown Smith Wallace LLC, located at 1050 N. Lindbergh Blvd. St. Louis, MO 63132, Telephone 314.983.1200, as its independent auditors to audit its financial statements for the fiscal year ended December 31, 2003. The decision to retain Brown Smith Wallace LLC was approved by the Registrant's board of directors at that time. Prior to the engagement, Registrant did not consult with Brown Smith Wallace LLC regarding the application of accounting principles to a specified transaction, or the type of audit opinion that may be rendered with respect to the Registrant's financial statements, as well did not consult with Brown Smith Wallace LLC, as to the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the small business issuer's financial statements and either written or oral advice was provided that was an important factor considered by the small business issuer in reaching a decision as to the accounting, auditing or financial reporting issue.

Item 8a. Controls and Procedures

We recently acquired American Petroleum Products Corp., our main operating entity, after taking control of the parent Company in September 2004. As such, the company is just developing and implementing systems of internal and disclosure controls. Within the ninety-day period preceding the filing of this report, our management evaluated the effectiveness of the design and operation of its disclosure controls and procedures (the "Disclosure Controls") as of the end of the period covered by this Form 10-KSB and (ii) any changes in internal controls over financial reporting that occurred during the last quarter of our fiscal year. This evaluation ("Controls Evaluation") was done under the supervision and with the participation of management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), who became CFO in September 2004, and the Controller, who became CFO in March 2005.

Limitations on the Effectiveness of Controls
A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a

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control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected. We will conduct periodic evaluations of our internal controls to enhance, where necessary, our procedures and controls.

Conclusions

Based upon the Controls Evaluation, the CEO and CFO have concluded that the Disclosure Controls are effective in reaching a reasonable level of assurance that management is timely alerted to material information relating to the Company during the period when its periodic reports are being prepared. In accord with the U.S. Securities and Exchange Commission's requirements, the CEO and CFO conducted an evaluation of the Company's internal control over financial reporting (the "Internal Controls") to determine whether there have been any changes in Internal Controls that occurred during the quarter which have materially affected or which are reasonable likely to materially affect Internal Controls. Based on this evaluation, there have been no such changes in Internal Controls during the last quarter of the period covered by this report.

Part III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act.

The following were elected to the Board of Directors, effective February 15, 2005:

Ron Shapss	58	Chairman of the Board
James W. Zimbler	39	Director and President
Richard Carter	36	Director and Vice-President
William Bossung	47	Director and VP of Corporate Finance
Michael S. Krome	43	Director and General Counsel
George L. Riggs, III	53	Director

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Elliot Cole Esq.	71	Director
James Carroll	54	Chief Financial Officer

Ron Shapss, 58, Chairman of the Board
Mr. Shapss is the founder of Ronald Shapss Corporate Services, Inc., ("SCS") a company engaged in consolidating fragmented industries since 1992. RSCS was instrumental in facilitating the roll-up of several companies into such entities as U.S. Delivery, Inc., Consolidated Delivery & Logistics, Inc. Mr. Shapss was also the founder of Coach USA, Inc. A 1970 graduate of Brooklyn Law School, Mr. Shapss is a member of the New York bar.

James W. Zimbler, 39, Director and Interim President
Mr., Zimbler has been a principal of Alpha Advisors, LLC, since its inception in May 2002. Alpha is involved as a consultant in the mergers and acquisitions of public companies, and consulting for private companies that wish to access the public markets. Prior to becoming a founding member of Alpha, he was involved in consulting for capital raising, re-capitalization and mergers and acquisitions for various clients. Mr. Zimbler is one of the initial shareholders in Humana Trans Services Holding Corp. (OTCBB "HTSC"). Mr. Zimbler has recently focused his energies in the field of turnarounds of small emerging private and public companies.

Richard Carter, 36, Director and Vice-President
1998 - 2002 GunnAllen Financial, Senior Vice President

Home | EDGAR Search Home | Latest Filings | Previous Page

U.S. Securities and Exchange Commission

High Velocity Alternative Energy Corp (0001138593)

SIC: 1000 - METAL MINING
State location: NY | Fiscal Year End: 1231
formerly: American Petroleum Group Inc (filings through 2006-07-26)
formerly: PRELUDE VENTURES INC (filings through 2004-11-23)
formerly: Triton Petroleum Group Inc (filings through 2007-07-12)
(Assistant Director Office No 4)

Business Address
14 GARRISON INN LANE
GARRISON NY 10524
(845) 424-4100

Mailing Address
14 GARRISON INN LANE
GARRISON NY 10524

To limit filing results, enter form type or date (as 2002/05/23).

Form Type

Prior to

Ownership? Include Exclude Only

40 Entries Retrieve Selected Filings

Retrieve All Filings

Key to Descriptions

[Paper] Paper filings are available by film number.

[Cover] Filing contains an SEC-released cover letter or correspondence.

Items 81 - 120

Form	Formats	Description	Filing Date	File/Film No
SC 13D	[html][text] 12 KB	General statement of acquisition of beneficial ownership Acc-no: 0001144204-05-004060 (34 Act)	2005-02-11	005-79284 05596485
SC 13D	[html][text] 10 KB	General statement of acquisition of beneficial ownership Acc-no: 0001144204-05-004058 (34 Act)	2005-02-11	005-79284 05596467
10QSB	[html][text] 101 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-04-020299 (34 Act)	2004-11-23	000-49950 041164630
NT 10-Q	[html][text] 12 KB	Notification of inability to timely file Form 10-Q or 10-QSB Acc-no: 0001249027-04-000028 (34 Act)	2004-11-15	000-49950 041146011
8-K	[html][text] 11 KB	Current report, item 8.01 Acc-no: 0001249027-04-000027 (34 Act)	2004-11-03	000-49950 041116514
DEF 14C	[html][text] 33 KB	Other definitive information statements Acc-no: 0001249027-04-000026 (34 Act)	2004-10-13	000-49950 041075878
PRE 14C	[html][text] 27 KB	Other preliminary information statements Acc-no: 0001249027-04-000025 (34 Act)	2004-09-27	000-49950 041046936
8-K	[html][text] 25 KB	Current report, item 5.01 Acc-no: 0001249027-04-000024	2004-09-20	000-49950 041037087
10QSB	[html][text] 129 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001249027-04-000020	2004-08-24	000-49950 04993123
NT 10-Q	[html][text] 10 KB	Notification of inability to timely file Form 10-Q or 10-QSB Acc-no: 0001249027-04-000017	2004-08-16	000-49950 04978704
8-K/A	[html][text] 21 KB	**[Amend]**Current report, Item 2 Acc-no: 0001249027-04-000008	2004-07-09	000-49950 04907907
10QSB	[html][text] 196 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001193125-04-090085	2004-05-17	000-49950 04813016
10KSB	[html][text] 218 KB	Optional form for annual and transition reports of small business issuers [Section 13 or 15(d), not S-B Item 405] Acc-no: 0001193125-04-074227	2004-04-29	000-49950 04766332
NTN 10K	[html][text] 10 KB	Notices of Late Filings of Form 10-K or 10-KSB Acc-no: 0001193125-04-060341	2004-04-12	000-49950 04727929
DEFA14C	[html][text] 21 KB	Additional information statement materials, definitive Acc-no: 0001144204-04-001436	2004-02-13	000-49950 04597502
DEF 14C	[html][text] 29 KB	Other definitive information statements Acc-no: 0001144204-04-000296	2004-01-14	000-49950 04523971
PRE 14C	[html][text] 15 KB	Other preliminary information statements Acc-no: 0001144204-03-008551	2003-12-18	000-49950 031061417

10QSB	[html][text]	63 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-03-008274	2003-12-10	000-49950 031045674
NT 10-Q	[html][text]	8 KB	Notification of inability to timely file Form 10-Q or 10-QSB Acc-no: 0001144204-03-007445	2003-11-17	000-49950 031007505
8-K	[html][text]	206 KB	Current report, items 1, 6, and 7 Acc-no: 0001144204-03-006811	2003-11-06	000-49950 03981361
SC 13D	[html][text]	20 KB	General statement of acquisition of beneficial ownership Acc-no: 0001144204-03-006305	2003-10-17	005-79284 03945291
10QSB	[html][text]	51 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-03-004853	2003-08-19	000-49950 03854961
NT 10-Q	[html][text]	8 KB	Notification of inability to timely file Form 10-Q or 10-QSB Acc-no: 0001144204-03-004650	2003-08-15	000-49950 03850150
8-K/A	[html][text]	4 KB	**[Amend]**Current report, items 2 and 5 Acc-no: 0001144204-03-004466	2003-08-13	000-49950 03840981
10QSB	[html][text]	31 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001183143-03-000052	2003-05-21	000-49950 03714214
NTN 10Q	[html][text]	5 KB	Notices of Late Filings of Form 10-Q or 10-QSB Acc-no: 0001183143-03-000049	2003-05-19	000-49950 03709441
8-K	[html][text]	14 KB	Current report, item 2 Acc-no: 0001183143-03-000031	2003-04-15	000-49950 03650690
10KSB	[html][text]	63 KB	Optional form for annual and transition reports of small business issuers [Section 13 or 15(d), not S-B Item 405] Acc-no: 0001183143-03-000026	2003-04-11	000-49950 03647588
NT 10-K	[html][text]	5 KB	Notification of inability to timely file Form 10-K 405, 10-K, 10-KSB 405, 10-KSB, 10-KT, or 10-KT405 Acc-no: 0001183143-03-000021	2003-04-01	000-49950 03634716
10QSB	[html][text]	54 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001183143-02-000020	2002-11-14	000-49950 02829919
10QSB	[html][text]	48 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0000914626-02-000077	2002-08-15	000-49950 02739666
10KSB	[html][text]	54 KB	Optional form for annual and transition reports of small business issuers [Section 13 or 15(d), not S-B Item 405] Acc-no: 0001144204-02-000556	2002-07-31	000-49950 02716184
10QSB	[html][text]	45 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-02-000554	2002-07-31	000-49950 02716148
10QSB	[html][text]	46 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-02-000552	2002-07-31	000-49950 02716132
8-A12G	[html][text]	6 KB	Registration of securities [Section 12(g)] Acc-no: 0001144204-02-000550	2002-07-31	000-49950 02716119
424B3	[html][text]	119 KB	Prospectus [Rule 424(b)(3)] Acc-no: 0000912057-01-542890	2001-12-12	333-63838 1812072
SB-2/A	[html][text]	133 KB	**[Amend]**Optional form for registration of securities to be sold to the public by small business issuers Acc-no: 0000912057-01-541885	2001-12-04	333-63838 1805910
SB-2/A	[html][text]	131 KB	**[Amend]**Optional form for registration of securities to be sold to the public by small business issuers Acc-no: 0000912057-01-533810	2001-09-28	333-63838 1747644
SB-2/A	[html][text]	185 KB	**[Amend]**Optional form for registration of securities to be sold to the public by small business issuers Acc-no: 0000912057-01-530871	2001-08-30	333-63838 1727861
SB-2	[html][text]	246 KB	Optional form for registration of securities to be sold to the public by small business issuers Acc-no: 0000912057-01-521194	2001-06-26	333-63838 1667666

Previous 40 | Next 40

<DOCUMENT>
<TYPE>SC 13D
<SEQUENCE>1
<FILENAME>v011866_sc13d.txt
<TEXT>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No.: __)

AMERICAN PETROLEUM GROUP, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

028864 10 6
(CUSIP Number)

ALPHA ADVISORS, LLC
C/O MICHAEL S. KROME, ESQ.
8 TEAK COURT
LAKE GROVE, NEW YORK 11755
(631) 737-8381
(Name Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

SEPTEMBER 9, 2004
(Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes)

<PAGE>

SCHEDULE 13D

<TABLE>
<CAPTION>
<S> <C> <C> <C>

CUSIP No.:	028864 10 6		
1	Name of Reporting Person I.R.S. Identification No. of Above Person ALPHA ADVISORS LLC - 75-3120996		
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP	(a) [X]	(b) [ ]
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]	

Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 163,750
	8	SHARED VOTING POWER 1,348,750
	9	SOLE DISPOSITIVE POWER 163,750
	10	SHARED DISPOSITIVE POWER 1,348,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 163,750	
12	CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES _ _ _ _ _	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%	
14	TYPE OF REPORTING PERSON PN, HC	

</TABLE>

<PAGE>

Item 1. SECURITY AND ISSUER

The class of securities to which this statement relates in the common stock, $0.001 par value (the "Common Stock") of American Petroleum Group, Inc., located at 1400 N. Gannon Drive, Hoffman Estates, IL 60194.

<TABLE>
<CAPTION>
<S> <C> <C> <C> <C>

ITEM 2. IDENTITY AND BACKGROUND

(a) - (c) Name		Principal Occupation	Employer	Address
Michael S. Krome, Esq.		Attorney	Self	8 Teak Court Lake Grove, NY 11755
	(d)	None		
	(e)	None		
	(f)	United States		

(a) - (c) Name		Principal Occupation	Employer	Address
James W. Zimbler		Consultant	Self	234 East College Avenue State College, PA 16801
	(d)	None		
	(e)	None		
	(f)	United States		

(a) - (c) Name		Principal Occupation	Employer	Address
George L. Riggs, III		Certified Public Accountant	Self	PO Box 290975 Wethersfield, CT 06129
	(d)	None		
	(e)	None		
	(f)	United States		

<PAGE>

(a) - (c) Name	Principal Occupation	Employer	Address
William Bossung	Consultant	Self	10300 W Charleston Blvd

#13-378
Las Vegas NV 89135

(d) None
(e) None
(f) United States

Name (a) - (c)	Principal Occupation	Employer	Address
Richard Carter	Consultant	Self	

(d) None
(e) None
(f) United States

Name (a) - (c)	Principal Occupation	Employer	Address
Ronald Shapss	Consultant	Self	75 Montebello Road Suffern, NY 10901

(d) None
(e) None
(g) United States

</TABLE>

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Issued by issuer as compensation for services.

ITEM 4. PURPOSE OF TRANSACTION

Purpose of issuance was as compensation for consulting services.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 163,750 shares of

<PAGE>

Common Stock of the Issuer, representing approximately 4.3% of the Issuer's common stock (based upon 3,740,000 shares of common stock outstanding at November 19, 2004).
(b) Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the 163,750 shares beneficially owned by the Reporting Person.
(c) Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.
(d) Certain Rights of Other Persons. Not Applicable (e) Date Ceased to be a 5% Owner. Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not Applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 29, 2004

Alpha Advisors, LLC

/s/ Michael S. Krome

By: Michael S. Krome, Esq.
Member

</TEXT>
</DOCUMENT>

Home | EDGAR Search Home | Latest Filings | Previous Page

U.S. Securities and Exchange Commission

High Velocity Alternative Energy Corp (0001138593)

SIC: 1000 - METAL MINING
State location: NY | Fiscal Year End: 1231
formerly: American Petroleum Group Inc (filings through 2006-07-26)
formerly: PRELUDE VENTURES INC (filings through 2004-11-23)
formerly: Triton Petroleum Group Inc (filings through 2007-07-12)
(Assistant Director Office No 4)

Business Address
14 GARRISON INN LANE
GARRISON NY 10524
(845) 424-4100

Mailing Address
14 GARRISON INN LANE
GARRISON NY 10524

To limit filing results, enter form type or date (as 2002/05/23).

Form Type
Prior to
Ownership? ◉ Include ○ Exclude ○ Only
40 Entries | Retrieve Selected Filings
Retrieve All Filings

Key to Descriptions
[Paper] Paper filings are available by film number.
[Cover] Filing contains an SEC-released cover letter or correspondence.

Items 81 - 120 XML

Form	Formats	Description	Filing Date	File/Film No
SC 13D	[html][text] 12 KB	General statement of acquisition of beneficial ownership Acc-no: 0001144204-05-004060 (34 Act)	2005-02-11	005-79284 05596485
SC 13D	[html][text] 10 KB	General statement of acquisition of beneficial ownership Acc-no: 0001144204-05-004058 (34 Act)	2005-02-11	005-79284 05596467
10QSB	[html][text] 101 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-04-020299 (34 Act)	2004-11-23	000-49950 041164630
NT 10-Q	[html][text] 12 KB	Notification of inability to timely file Form 10-Q or 10-QSB Acc-no: 0001249027-04-000028 (34 Act)	2004-11-15	000-49950 041146011
8-K	[html][text] 11 KB	Current report, item 8.01 Acc-no: 0001249027-04-000027 (34 Act)	2004-11-03	000-49950 041116514
DEF 14C	[html][text] 33 KB	Other definitive information statements Acc-no: 0001249027-04-000026 (34 Act)	2004-10-13	000-49950 041075878
PRE 14C	[html][text] 27 KB	Other preliminary information statements Acc-no: 0001249027-04-000025 (34 Act)	2004-09-27	000-49950 041046936
8-K	[html][text] 25 KB	Current report, item 5.01 Acc-no: 0001249027-04-000024	2004-09-20	000-49950 041037087
10QSB	[html][text] 129 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001249027-04-000020	2004-08-24	000-49950 04993123
NT 10-Q	[html][text] 10 KB	Notification of inability to timely file Form 10-Q or 10-QSB Acc-no: 0001249027-04-000017	2004-08-16	000-49950 04978704
8-K/A	[html][text] 21 KB	**[Amend]**Current report, item 2 Acc-no: 0001249027-04-000008	2004-07-09	000-49950 04907907
10QSB	[html][text] 196 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001193125-04-090085	2004-05-17	000-49950 04813016
10KSB	[html][text] 218 KB	Optional form for annual and transition reports of small business issuers [Section 13 or 15(d), not S-B Item 405] Acc-no: 0001193125-04-074227	2004-04-29	000-49950 04766332
NTN 10K	[html][text] 10 KB	Notices of Late Filings of Form 10-K or 10-KSB Acc-no: 0001193125-04-060341	2004-04-12	000-49950 04727929
DEFA14C	[html][text] 21 KB	Additional information statement materials, definitive Acc-no: 0001144204-04-001436	2004-02-13	000-49950 04597502
DEF 14C	[html][text] 29 KB	Other definitive information statements Acc-no: 0001144204-04-000296	2004-01-14	000-49950 04523971
PRE 14C	[html][text] 19 KB	Other preliminary information statements Acc-no: 0001144204-03-008551	2003-12-18	000-49950 031061417

10QSB	[html][text] 63 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-03-008274	2003-12-10	000-49950 031045674
NT 10-Q	[html][text] 8 KB	Notification of inability to timely file Form 10-Q or 10-QSB Acc-no: 0001144204-03-007445	2003-11-17	000-49950 031007505
8-K	[html][text] 206 KB	Current report, items 1, 6, and 7 Acc-no: 0001144204-03-006811	2003-11-06	000-49950 03981361
SC 13D	[html][text] 20 KB	General statement of acquisition of beneficial ownership Acc-no: 0001144204-03-006305	2003-10-17	005-79284 03945291
10QSB	[html][text] 51 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-03-004853	2003-08-19	000-49950 03854961
NT 10-Q	[html][text] 8 KB	Notification of inability to timely file Form 10-Q or 10-QSB Acc-no: 0001144204-03-004650	2003-08-15	000-49950 03850150
8-K/A	[html][text] 4 KB	**[Amend]**Current report, items 2 and 5 Acc-no: 0001144204-03-004466	2003-08-13	000-49950 03840981
10QSB	[html][text] 31 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001183143-03-000052	2003-05-21	000-49950 03714214
NTN 10Q	[html][text] 5 KB	Notices of Late Filings of Form 10-Q or 10-QSB Acc-no: 0001183143-03-000049	2003-05-19	000-49950 03709441
8-K	[html][text] 14 KB	Current report, item 2 Acc-no: 0001183143-03-000031	2003-04-15	000-49950 03650690
10KSB	[html][text] 63 KB	Optional form for annual and transition reports of small business issuers [Section 13 or 15(d), not S-B Item 405] Acc-no: 0001183143-03-000026	2003-04-11	000-49950 03647588
NT 10-K	[html][text] 5 KB	Notification of inability to timely file Form 10-K 405, 10-K, 10-KSB 405, 10-KSB, 10-KT, or 10-KT405 Acc-no: 0001183143-03-000021	2003-04-01	000-49950 03634716
10QSB	[html][text] 54 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001183143-02-000020	2002-11-14	000-49950 02829919
10QSB	[html][text] 48 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0000914626-02-000077	2002-08-15	000-49950 02739666
10KSB	[html][text] 54 KB	Optional form for annual and transition reports of small business issuers [Section 13 or 15(d), not S-B Item 405] Acc-no: 0001144204-02-000556	2002-07-31	000-49950 02716184
10QSB	[html][text] 45 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-02-000554	2002-07-31	000-49950 02716148
10QSB	[html][text] 46 KB	Optional form for quarterly and transition reports of small business issuers Acc-no: 0001144204-02-000552	2002-07-31	000-49950 02716132
8-A12G	[html][text] 6 KB	Registration of securities [Section 12(g)] Acc-no: 0001144204-02-000550	2002-07-31	000-49950 02716119
424B3	[html][text] 119 KB	Prospectus [Rule 424(b)(3)] Acc-no: 0000912057-01-542890	2001-12-12	333-63838 1812072
SB-2/A	[html][text] 133 KB	**[Amend]**Optional form for registration of securities to be sold to the public by small business issuers Acc-no: 0000912057-01-541885	2001-12-04	333-63838 1805910
SB-2/A	[html][text] 131 KB	**[Amend]**Optional form for registration of securities to be sold to the public by small business issuers Acc-no: 0000912057-01-533810	2001-09-28	333-63838 1747644
SB-2/A	[html][text] 185 KB	**[Amend]**Optional form for registration of securities to be sold to the public by small business issuers Acc-no: 0000912057-01-530871	2001-08-30	333-63838 1727861
SB-2	[html][text] 246 KB	Optional form for registration of securities to be sold to the public by small business issuers Acc-no: 0000912057-01-521194	2001-06-26	333-63838 1667666

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http://www.sec.gov/cgi-bin/browse-edgar

<DOCUMENT>
<TYPE>SC 13D
<SEQUENCE>1
<FILENAME>v011875_sc13d.txt
<TEXT>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No.: __)

AMERICAN PETROLEUM GROUP, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

028864 10 6
(CUSIP Number)

MICHAEL S. KROME, ESQ.
8 TEAK COURT
LAKE GROVE, NEW YORK 11755
(631) 737-8381
(Name Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

SEPTEMBER 9, 2004
(Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes)

<PAGE>

SCHEDULE 13D

<TABLE>
<CAPTION>
<S> <C> <C> <C> <C>

CUSIP No.: 028864 10 6

1	Name of Reporting Person I.R.S. Identification No. of Above Person MICHAEL S. KROME		
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP	(a) [X]	(b) [ ]
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	[ ]	

6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES		
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 75,000	
	8	SHARED VOTING POWER 1,348,750	
	9	SOLE DISPOSITIVE POWER 75,000	
	10	SHARED DISPOSITIVE POWER 1,348,750	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,000		
12	CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES _ _ _ _ _		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2%		
14	TYPE OF REPORTING PERSON IN, HC		

</TABLE>

Item 1. SECURITY AND ISSUER

The class of securities to which this statement relates in the common stock, $0.001 par value (the "Common Stock") of American Petroleum Group, Inc., located at 1400 N Gannon Drive, Hoffman Estates, IL 60194

<TABLE>
<CAPTION>
<S> <C> <C> <C> <C>

ITEM 2. IDENTITY AND BACKGROUND

(a) - (c)

Name	Principal Occupation	Employer	Address
Michael S. Krome, Esq.	Attorney	Self	8 Teak Court Lake Grove, NY 11755

(d) None
(e) None
(f) United States

</TABLE>

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Issued pursuant to Compensation Agreement with Issuer

ITEM 4. PURPOSE OF TRANSACTION

Purpose of issuance was as part of compensation for serving as Director and General Counsel of Issuer

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 75,000 shares of Common Stock of the Issuer, representing approximately 2% of the Issuer's common stock (based upon 3,740,000 shares of common stock outstanding at November 19, 2004).
(b) Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the 75,000 shares beneficially owned by the Reporting Person.
(c) Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.
(d) Certain Rights of Other Persons. Not Applicable (e) Date Ceased to be a 5% Owner. Not Applicable

<PAGE>

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not Applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 29, 2004

/s/ Michael S. Krome

Michael S. Krome, Esq.

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>10QSB
<SEQUENCE>1
<FILENAME>v09273.txt
<TEXT>

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10Q-SB

Quarterly Report Pursuant to Section 13 or 15 (D) of the Securities Act of 1934 for the quarterly period ended: September 30, 2004

Commission File number: 000-49950

American Petroleum Group, Inc.
(Exact name of small business issuer as specified in its charter)

Nevada
(State or other jurisdiction of Incorporation or organization)

98-0232018
(IRS Employee Identification No.)

1400 N. Gannon Drive
2nd Floor
Hoffman Estates, IL 60194
(847) 805-0125 (Address of principal executive offices)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Common Stock, $0.001 par value	3,740,000
(Class)	(Outstanding as of November 19, 2004)

<PAGE>

American Capital Alliance, Inc.
Form 10Q-SB

Index

Certifications 31

2

<PAGE>

Part I: Financial Information

Item 1. Financial Statements

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY
Interim Consolidated Balance Sheets
September 30, 2004 and December 31, 2003
<TABLE>
<CAPTION>

	(Unaudited) September 30, 2004	Audited December 31, 2003
<S>	<C>	<C>
ASSETS		
Current Assets		
Cash and cash equivalents	$ 8,995	$ 35,432
Accounts receivable	220,291	-
Inventory	267,033	-
Acquisition deposits		200,200
Other current assets	3,400	-
Total current assets	499,719	235,632
Property and Equipment, net of accumulated depreciation	3,068	-
Other Assets		
Goodwill	758,124	-
TOTAL ASSETS	$ 1,260,911	$ 235,632
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Current portion of long-term debt	$ 808,716	$ -
Accounts payable	416,676	67,792
Accrued liabilities	10,154	-
Total current liabilities	1,235,546	67,792
Long-term debt, net of current portion	-	-
Stockholders' Equity		
Common stock; $0.001 par value; 100,000,000 shares authorized; 3,740,000 and 750,000 shares issued and outstanding, respectively	72,650	28,300
Preferred stock; Series A; 5,000,000 shares authorized 2,527,500 issued and outstanding	25,275	-
Additional paid-in-capital	11,423,525	9,801,700
Deficit accumulated	(11,496,085)	(9,662,160)
Total Stockholders' Equity	25,365	167,840
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,260,911	$ 235,632

</TABLE>

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY
Interim Consolidated Statements of Operations
Three and Nine Month Periods Ended September 30, 2004 and 2003 -Unaudited

<TABLE>
<CAPTION>

	Three Months Ended		Nine Months Ended	
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
<S>	<C>	<C>	<C>	<C>
Net Sales	$ 345,515	$ -	$ 345,515	$ -
Cost of Goods Sold	216,808	-	216,808	-
Gross Profit	128,707	-	128,707	-
Operating Expenses				
Advertising and marketing expense	5,000	-	55,250	-
Bad debts	44,417	-	44,417	-
Bank charges	-	51		126
Failed acquisition expense	-	-	10,000	-

Interest expense	2,500	-	3,475	-
Licenses and insurance	9,545	-	9,545	-
Management fees	-	61,890	-	136,890
Office expense	11,430	-	14,388	231
Other operating expenses	26,589	-	33,945	-
Outside sales	28,009	-	28,009	-
Payroll	102,630	-	102,630	-
Payroll taxes	9,180	-	9,180	-
Plant equipment	3,342	-	3,342	-
Professional fees	18,300	26,477	85,927	62,322
Rents and taxes	1,140	-	1,140	-
Repairs and maintenance	1,320	-	1,320	-
Stock compensation expense	1,516,500	-	1,523,200	-
Telephone	5,196	-	5,196	-
Termination expenses	-	355,000		355,000
Transfer agent fees	-	486		2,247
Travel and entertainment	16,976	-	23,282	-
Utilities	6,152	-	6,152	-
Vehicle expense	2,234	-	2,234	-
Total Operatin g Expenses	1,810,460	443,904	1,962,632	556,816
Net loss before income taxes	(1,681,753)	(443,904)	(1,833,925)	(556,816)
Income Tax Expense (Benefit)	-	-	-	-
NET LOSS FOR THE PERIOD	$ (1,681,753)	$ (443,904)	$ (1,833,925)	$ (556,816)
Loss Per Share	$ (0.59)	$ (0.59)	$ (1.02)	$ (0.74)
Wei ghted Average Number of Shares Outstandin g	2,846,111	750,000	1,797,593	750,000

</TABLE>

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY
Interim Consolidated Statements of Cash Flows
Three and Nine Month Periods Ended September 30, 2004 and 2003 -Unaudited

<TABLE>
<CAPTION>

<S>	September 30, 2004 <C>	September 30, 2003 <C>
Cash flows from operating activities:		
Net loss	$ (1,833,925)	$ (556,816)
Adjustments to reconcile net loss to net cash used in operating activities:		
Accounts receivable	(220,291)	-
Acquisition deposits	200,200	-
Inventory	(267,033)	-
Prepaid expense		400
Other current assets	(3,400)	-
Accounts payable and accrued liabilities	359,038	154,632
Management and termination expense payable	-	355,000
Proceeds for additional paid-in capital and stock shares issued	1,691,450	-
Net cash used in operating activities	(73,961)	(46,784)
Cash flows from investing activities		
Acquisition of subsidiary net of assets acquired and liabilities assumed	(758,124)	-
Purchase of equipment	(3,068)	-
Net cash used in investing activities	(761,192)	-
Cash flows from financing activities:		
Loans payable	808,716	22,442
Net cash provided by financing activities	808,716	22,442
DECREASE IN CASH AND CASH EQUIVALENTS	(26,437)	(24,342)
Cash and cash equivalents, beginning of period	35,432	24,397
Cash and cash equivalents, end of period	$ 8,995	$ 55

</TABLE>

<PAGE>
AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to the Condensed Consolidated Financial Statements -

(Unaudited) -
September 30, 2004

Note A - Basis of Presentation

The accompanying unaudited interim condensed financial statements included herein have been prepared in accordance with the instructions to Form 10-QSB and Item 310 of Regulation SB of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although American Petroleum Group, Inc. and Subsidiary believes that the disclosures are adequate to make the information presented not misleading. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Form 10-KSB for the fiscal year ended December 31, 2003 filed with the Security and Exchange Commission on April 29, 2004.

Note B - Reorganization and Name Change

The Board of Directors (the "Board") by unanimous written consent dated as of November 18, 2003, and certain stockholders (the "Majority Stockholders") owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of November 18, 2003, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of Nevada, changed the Company's name to "American Capital Alliance, Inc." from Prelude Ventures, Inc. The name of the Company was changed again on November 1, 2004 to American Petroleum Group, Inc. by a vote of the security holders.

Note C - Business Combination and Operations

Business Combinations

"TSG" Acquisition

On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company was to pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition. The contractual amount of the option was never fully paid, however, amounts advanced for the option purchase and associated acquisition expenses resulted in an $185,000 charge to operations for the year ended December 31, 2003 and $10,000 for the nine month period ended September 30, 2004.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to the Condensed Consolidated Financial Statements -
(Unaudited) - Continued
September 30, 2004

Note C - Business Combination and Operations (Continued)

Motor Parts Waterhouse, Inc.

The Company issued 5,000,000 shares of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and pay $2,200,000. This MPW option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition.

Alliance Petroleum Products Company

On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company is to be issued to Worldlink

International Network, Inc. upon 24 months from the date hereof. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose, if the Company did not arrange the funding within 150 days from the date of the execution of the Alliance Agreement. Since the expiration of the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing. This was a material contingency to the transactions and as a result had to be resolved prior to recognition of a business combination. On June 24, 2004 (effective date July 1, 2004) the Company ("Prelude") then known as American Capital Alliance, Inc., ("AMAI") and Alliance Petroleum Products Company ("Alliance"), entered into an Amendment to the original Alliance Agreement, dated October 9. 2003 whereby all previous conditions and contingencies were deemed to have been completed or waived and the agreement amended as follows:

<PAGE>

Note C - Business Combination and Operations (Continued)

Alliance Petroleum Products Company (Continued)

- 5,000,000 shares of AMAI voting capital stock are to be issued to the shareholders of Alliance in the same proportions as the first 5,000,000 shares were issued to them pursuant to the exchange of securities contemplated in the Agreement and Plan of Reorganization upon the execution of this Amendment. The exchange of securities also includes, 1,000,000 shares of preferred shares, with the necessary Certificate of Designation, to allow conversion at the rate of 1 share of preferred to ten (10) shares of common, and to permit the preferred shareholders to vote their shares, at any time after issuance, and after they have been converted, the shares be issued to the shareholders of American in the same proportions as the first 5,000,000 shares were issued to them pursuant to the Agreement and Plan of Reorganization.

- All the shares to the Alliance shareholders are no longer subject to a two year restriction prior to sale or transfer, but are now only subject to those transfer restrictions under Rule 144 of the Securities Laws.

- AMAI assumes all payment obligations and all other agreements of Alliance as set forth in the including four "Promissory Notes"; and AMAI assumes all payment obligations and all other agreements of Alliance to the Harris Bank (See Note I).

The operations of Alliance have been consolidated with the results of AMAI since July 1, 2004.

The aggregate acquisition price was $856,200, which consisted of 1,107,500 of the Company's common stock valued at $0.54 and cash advances outstanding to Company at the time of consummation of the transactions. The value of the stock was determined based on the approximate average market price of the shares on August 11, 2004 (change in control date) and discounted for factors such a limited market for the stock.

<PAGE>

Note C - Business Combination and Operations (Continued)

Alliance Petroleum Products Company (Continued)

Following is a condensed balance sheet showing the fair values of the assets acquired and the liabilities assumed as of the date of acquisition:

Current assets	$ 542,504

Property and equipment	3,068
Intangible assets	-
Goodwill arising in the acquisition	758,124
	$1,303,696
Current liabilities	$ 321,921
Current maturities of long-term debt	125,575
Net assets acquired	856,200
	$1,303,696

The Company acquired only minimal property, plant and equipment in the transaction; Alliance does not have title to these production assets. Additionally, no expense has been recognized during the three months ended September 30, 2004 for compensation for the use of the machinery and equipment to a corporation representing the processor operation to Alliance and to an entity that owned the real estate. The processor company was owned by the current officers of APPC who are also stockholders and directors of the Company; the real estate company is owed by the former president and a major stockholder of the Company; The assets of these entities secure obligations to Harris Bank as a result of certain transactions entered into by the predecessor company, the real estate company or their owners. A security interest had been entered into to as a result of these prior lending activities with appropriate lien filed and personal guarantee of the principals, some who are currently officers of the Company or Alliance. Harris Bank has threaten foreclosure if the prior borrowers can not reach terms allowing the bank to forebear the defaults (See Note I)

The Company is still in the process of obtaining third-party valuations of certain intangible assets; accordingly, allocation of the purchase price is subject to modification in the future. Any such modification is not expected to be significant.

Goodwill of $758,124 arising in the acquisition has been recognized. All the goodwill is expected to be deductible for income tax purposes.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to the Condensed Consolidated Financial Statements - (Unaudited) - Continued
September 30, 2004

Note C - Business Combination and Operations (Continued)

Interim Pro Forma Information

On July 1, 2004, the company purchased 100% of the voting stock of APPC. Results of operations for APPC are included in the consolidated financial statements since that date. The acquisition was made for the purpose of the reasons as stated above. Following are pro forma amounts assuming that the acquisition was made on January 1, 2004:

Net sales	$ 975,368
Net income (loss)	(2,209,688)
Loss per share:	
Basic	$ 2.92

Operations

American Petroleum Group, Inc. FKA American Capital Alliance, Inc. (the "Company") is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities. The Company's current direction is in the manufacturing and distribution of petroleum and related products for the automotive industry. After the above acquisition, the Company is no longer considered a "development state entity"

Going Concern

The financial statements have been prepared using accounting principles generally accepted in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At September 30, 2004, the Company has accumulated losses of $11,496,085, since its inception. In addition, for each of the three and nine months ended September 30, 2004, the Company lost $1,681,753 and $1,833,925, respectively. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due; however, there can be no assurance that financing can and will be obtained. The Company is currently pursuing new debt and equity financing in conjunction with additional proposed acquisitions.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to the Condensed Consolidated Financial Statements - (Unaudited) - Continued
September 30, 2004

Note D -Significant Accounting Policies

Consolidation Policy

The accompanying consolidated financial statements include the accounts of the company and all of its wholly owned and majority-owned subsidiaries. Intercompany transactions and balances have been eliminated in consolidation

Use of Estimates in Financial Statement Preparation

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Inventory

Inventories are stated at the lower of cost, determined by the first in, first out method, or market.

Fair Value of Financial Instruments

The carrying value of cash, accounts payable and loans payable approximates fair value because of the short maturity of these instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

New Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to the Condensed Consolidated Financial Statements - (Unaudited) - Continued
September 30, 2004

Note D - Significant Accounting Policies (Continued)

Impairment of Long Lived Assets

The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. In the opinion of management, no such impairment existed at September 30, 2004.

Goodwill is assigned to specific reporting units and is reviewed for possible impairment at lest annually or more frequently upon the occurrence of an event or when circumstances indicate that a reporting unit's carrying amount is greater than its fair value.

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109, "Accounting for Income Taxes." Any benefit from net loss carryforwards have been fully reserved for, due to the future uncertainty of the generation of earnings by the Company.

Basic Loss Per Share

The Company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period. On August 25, 2004, the Company approved a one-for-twenty reverse stock split; all per share amounts have been retroactively adjusted.

Note E - Stock Borrowing Liability

In conjunction with the purchase of the afore mentioned "options", the Company entered into a stock borrowing arrangement whereby several stockholder/officers of the Company transferred approximately 1,000,000 shares pre-split or 50,000 shares on a post split basis of common stock into an escrow account. The shares were subsequently sold with the proceeds of $500,000 being transferred to the company. The Company is obligated to return the shares to the original holders by April 2005. If the Company had to repurchase its stock at September 30, 2004, it would be required to pay $29,000 to acquire the aggregate shares using a $0.029 approximate share price in order to replace such shares for the original contributors of the stock.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to the Condensed Consolidated Financial Statements - (Unaudited) - Continued
September 30, 2004

Note F - Related Party Transactions

Payroll services

The Company has its payroll processed though a "professional employer organization" owned by a publicly traded corporation that has common shareholders, directors and officers. This company processed $90,577 of payroll, taxes and benefits, along with an administration fee of $4,259. Included in accounts payable at September 30, 2004 is a balance due for these services of $25,522.

Expense reimbursements

The Company reimburses Company officer/directors for travel, office and other expenses. In addition, certain officers make temporary advances. Accounts Payable includes $36,215 of advances of these types.

Due Alpha Advisors

A professional services agreement dated October 9, 2003 was entered into with Alpha Advisors, LLC for a term of one year and renewable for an additional year. Alpha Advisors LLC is an entity owned by stockholders/directors/officers of the Company. The fee for these services was the issuance of 1,000,000 shares of common stock of the Company upon execution of the agreements, $25,000 due at signing of the Tri-State Stores and Alliance Petroleum, Inc. agreements and $6,000 payable on the first of each month thereafter. In addition, a finder's fee of 10% of any new financing was to be paid on funds being committed. Accounts Payable includes $31,000 of such amounts due as of September 30, 2004. The Company and Alpha are currently in the process of converting the debt into equity based upon a discount of 80% from the market price.

Note G - Related Party Notes and Loans Payable

	Amount
New Century Capital Consultants, Inc.-Note Payable	$ 50,000
Keystone Nittany Ventures-Loan Payable	65,800
Warren Field-Loan Payable	50,000
Former President-Loan Payable	42,916
Total	$ 308,716

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to the Condensed Consolidated Financial Statements - (Unaudited) - Continued
September 30, 2004

Note G - Related Party Notes and Loans Payable (Continued)

New Century Capital Consultants, Inc.-Note Payable

The Company on March 16, 2004 entered into a convertible unsecured revolving promissory note agreement with New Century Capital Consultants, Inc. The lender is a stock holder in the company via compensation it received (see Note H). The agreement allows for borrowings up to $500,000 of which $50,000 has been advanced currently. Interest accrues at the rate of 9% per annum payable along with the any outstanding principle balance on March 16, 2005, unless the note is in default. The lender may convert the principal amount and any accrued interest into common stock of the Company based upon a formula equal to 40% below the closing bid price of the stock starting after six months from execution of this agreement. Additionally, on a one time basis the lender upon written demand after the six month can require the Company to prepare and file a registration statement under the Securities and Exchange Act of 1933 for an offering of up to 1,000,000 shares. Also, the agreement allows for "piggyback registration" rights in that the Company must notify the lender and allow the lender to register its shares if the companies file such a registration statement. The agreement contains events of default such as bankruptcy, insolvency, defaults or rendering of judgments on indebtedness in excess of $75,000 on from any other lender. Additionally, the agreement contains certain covenants as prohibition of payment of dividends, retirements or redemptions of capital stock, or the transfer of material assets of the Company. Upon these acts of defaults, the entire amount of principle and interest is immediately due, and interest accrues at a rate of 15% per annum. As of September 30, the Company has not recognized interest on this obligation.

On October 18, 2004, the company received notice from the lender that, in its opinion, the Company was in default on the arrangement as a result of distributions of to classes of equity holders and possibly transfer of material assets. The lender has made assertions about misappropriation of corporate funds. Management of the Company finds these assertions as unfounded and feel the Company is in compliance with the terms of the agreement.

Keystone Nittany Ventures-Loan Payable

Keystone Nittany Ventures, Inc. (Keystone) is a corporation owned by the President of the Company who is also a director and a major shareholder. Keystone has from time-to-time made advances to the Company. The loan is unsecured and on a demand basis and calls for interest of 8% per annum. At September 30, 2004 the Company has not recognized interest on this obligation.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to the Condensed Consolidated Financial Statements - (Unaudited) - Continued
September 30, 2004

Note G - Related Party Notes and Loans Payable (Continued)

Warren Field-Loan Payable

Warren Field is related to the company by virtue of being a stockholder. His unsecured loan is on a demand repayment basis and accrues interest of 7% per annum. At September 30, 2004, the Company has no interest recognized on this obligation.

Former President-Loan Payable

The amount recorded by the Company represents the estimated fair value of the liability of the amount assumed at the time of purchase of APPC. It appears that the liability represents funds advance for the working capital. The obligation is unsecured, as no terms for repayment and non-interest bearing. As a result of other contingencies that of the purchase of AAPC the final settled amount of this liability could be significantly different from the present recorded amount.

Note H - Stockholders' Equity

A consulting services agreement was entered into on October 9, 2003, with National Securities Corporation, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 1,000,000 shares of common stock of the Company (issued).

A consulting services agreement was entered into on October 9, 2003, with New Century Consultants, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 1,000,000 shares of common stock of the Company (issued). New Century Consultants, Inc. will become a related party to the Company as it has agreed to purchase a significant portion of the Company's issued and outstanding shares.

A consulting agreement was entered into on October 10, 2003, with

Commonwealth Partners NY, LLC for a term of three years. The fee for this service is the issue of 200,000 free trading shares and 300,000 restricted shares (issued) of common stock of the Company.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to the Condensed Consolidated Financial Statements - (Unaudited) - Continued
September 30, 2004

Note H - Stockholders' Equity (Continued)

On January 27, 2004, the Company entered into a manufacturing agreement with the shareholders of International Pit Crew Express, Inc. ("IPC"), a Texas corporation, to acquire the exclusive right to manufacture petroleum products for IPC's customers within the United States, including the United States convenience store industry. As consideration for these rights, the Company issued 1,500,000 shares of common stock on April 2, 2004 to the shareholders of IPC. Additionally, the Company is to provide one half of the funds necessary for the purchase of machinery, and all related parts, supplies, and installation costs.

In junction with change of control of the Company on August 11, 2004, 1,298,750 shares of common and 2,527,500 of preferred stock were issued to newly elected officers of the corporation. The Company recognized the issuance as compensation expense of $1,516,500 for the period ended September 30, 2004. The value was based upon the closing price of the stock as quoted on the "electronic bulletin board market" on August 11, 2004. The Corporation also issued Series A Preferred Stock in the amount of 1,527,500 convertible at a ratio of one share of Series A Preferred Stock to 10 shares of common stock.

Note I - Commitments and Contingencies

Harris Bank
In conjunction with the Bank attempting to collect their debt against certain parties as indicated above in Note C, the bank is requesting that the Company become a party to any forbearance as to collection of the debt, such as becoming a guarantor or buying life insurance for the original makers of the debt. The basis of their claims is that the company is using facilities that secure the original borrowings. It is the opinion of management and counsel of the company that there is no basis and claims or commitments since Alliance or the Company was not a borrower or a guarantor on the debt (management of Alliance are guarantors of the original debt). The Company has offered to enter into negotiations with the bank and is attempting to secure financing to purchase the operating assets being utilized in the operations at fair value. To date the Company has attempted to obtain a listing of the assets; none has been provided.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to the Condensed Consolidated Financial Statements - (Unaudited) - Continued
September 30, 2004

Note I - Commitments and Contingencies (Continued)

Compensation for Utilizing Operation Assets
As indicated in Note C, no rent or compensation of any type has been paid to the entities that claim to have legal title to the operating assets of Alliance. Management has taken the position that since there was no contract or agreement to purchase or for the payment of rentals for these assets, therefore nothing is owed. The consolidated operations for the period since Alliance was acquired do not contain any provision for compensation for use of the facilities. The owner (and former resident of the Company and major shareholder) of the entity that owns the real estate had previously had Alliance recorded $15,000 in rent a month with a corresponding increase to an amount payable to this entity; This is a contingency relating to the business combination that could potentially result in an adjustment of the purchase price of Alliance or additional charges to the Company's operations.

Amendment of Alliance Petroleum Products Company Agreement
On June 24, 2004 the Company amended the original agreement removing the contingencies contained in the original document, the most significant being of refinancing certain debt owed Harris Bank (see Note C and above). As part of this amendment the document stated Alliance assumed assumes all payment obligations and all other agreements of Alliance to the Harris Bank,; and all payment obligations and all other agreements of Alliance as set forth in the following four "Promissory Notes":

- o Alliance is to pay $200,000 to Richard Stiefel after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company and a major shareholder. Richard Stiefel is an officer in Alliance and former shareholder, and currently is an officer/director/ shareholder of the Company. ----It is the position of the Company that since there was no consideration received and the funding from Cornell Capital Corporation was not completed and it is unlikely to be completed that there is no basis for this liability.

- o Alliance promises to pay American Group Financial, Inc. and/or Jesse Fuller $407,368.09 and any additional sums that AGF or Jesse Fuller owes to Harris Bank. Jesse Fuller is the owner of AGF, the former president of the Company, former director and still a major shareholder. The note accrues interest at 5% per annum. The note due December 1, 2004. Management of the Company's position is that there was not consideration for the note and that Alliance was never a party on any debt obligations to Harris Bank.

<PAGE>

AMERICAN PETROLEUM GROUP, INC. AND SUBSIDIARY

Notes to the Condensed Consolidated Financial Statements - (Unaudited) - Continued
September 30, 2004

Note I - Commitments and Contingencies (Continued)

- o Alliance is to pay $200,000 to Virginia Gefvert after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company, and a major shareholder. Virginia Gefvert was a former shareholder of Alliance----It is the position of the Company that since the funding from Cornell Capital Corporation was not completed and it is unlikely to be completed that there is no basis for this liability.

- |X| Alliance is to pay $200,000 to American Group Financial, Inc. after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company, and a major shareholder. Virgina Gefvert was a former shareholder of Alliance. It is the position of the Company that since there was no consideration received and the funding from Cornell Capital Corporation was not completed, it is unlikely to be completed that there is no basis for this liability.

Note J - Non-Cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement.

<PAGE>

Item 2. Management's Discussion and Analysis and Plan of Operations.

FORWARD LOOKING STATEMENTS

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change.

These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or on our behalf. We disclaim any obligation to update forward looking statements.

OVERVIEW

History and Organization

American Petroleum Group, Inc., formerly American Capital Alliance, Inc., formerly Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the State of Nevada on May 24, 2000. Prior to its acquisition of Alliance Petroleum Products, Inc., he Company had limited business operations and was considered a development stage enterprise. The activities during that period principally have been limited to organizational matters, and examining business and financing opportunities for the Company.

Prior Business Matters

On March 9, 2001, we acquired a 20 year mining lease from Steve Sutherland, the owner of 24 unpatented lode mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada.

During the nine months ended September 30, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability. Please see the Company's Schedule 14C Information Statement as filed with the Securities and Exchange Commission on February 13, 2004 and mailed or furnished to Shareholders on February 17, 2004, and incorporated herein by reference, for additional details on this matter.

<PAGE>

Business Acquisitions

"TSG" Acquisition
On October 9, 2003, the Company acquired an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company was to pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition.

Motor Parts Waterhouse, Inc.
The Company issued 5,000,000 shares of common stock for an option to acquire all the outstanding stock of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri. In order to exercise the option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and pay $2,200,000. This MPW option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. As a result of the financing not being completed, the Company elected not to continue to pursue this acquisition.

Alliance Petroleum Products Company
On October 9, 2003, the Company also entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company is to be issued to Worldlink International Network, Inc. upon 24 months from the date hereof. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose, if the Company did not arrange the funding within 150 days from the date of the execution of the Alliance Agreement. Since the expiration of the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing. This was a material contingency to the transactions and as a result has to be resolved prior to recognition of a business combination. On June 24, 2004(effective date July 1, 2004) the Company ("Prelude") now known as American Capital Alliance, Inc., ("AMAI") and Alliance Petroleum Products Company ("Alliance"), entered into an Amendment to the original Alliance Agreement, dated October 9, 2003 whereby all previous conditions and contingencies were deemed to have been completed or waived and the agreement amended as follows;

<PAGE>

- o 5,000,000 shares of AMAI voting capital stock are to be issued to the shareholders of Alliance in the same proportions as the first 5,000,000 shares were issued to them pursuant to the exchange of securities contemplated in the Agreement and Plan of Reorganization upon the execution of this Amendment. The exchange of securities also includes, 1,000,000 shares of preferred shares, with the necessary Certificate of Designation, to allow conversion at the rate of 1 share of preferred to ten (10) shares of common, and to permit the preferred shareholders to vote their shares, at any time after issuance, and after they have been converted, the shares be issued to the shareholders of American in the same proportions as the first 5,000,000 shares were issued to them pursuant to the Agreement and Plan of Reorganization.

- o All the shares to the Alliance shareholders are no longer subject to a two year restriction prior to sale or transfer, but are now only subject to those transfer restrictions under Rule 144 of the Securities Laws.

- o AMAI assumes all payment obligations and all other agreements of Alliance as set forth in the including four "Promissory Notes"; and AMAI assumes all payment obligations and all other agreements of Alliance to the Harris Bank.

The operations of Alliance have been consolidated with the results of AMAI since July 1, 2004. American Petroleum Group, Inc. formerly American Capital Alliance, Inc. (the "Company") is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities. The Company's current direction is in the manufacturing and distribution of petroleum and related products for the automotive industry. After the above acquisition, the Company is no longer considered a "development state entity"

PLAN OF OPERATIONS

We were a startup, development stage Company prior to the acquisition of Alliance Petroleum Products Company (AAPC) and did not realized any revenues from our business operations until that time. However at time of acquiring APPC its sales volume was at a point below its break even point and there fore was losing money. Management of the Company feels that APPC is operating at a small percentage of its capacity with its major constraint on increasing volume being that of financing raw materials for manufacturing and some other limited variable manufacturing costs. Accordingly, we must raise money from sources other than the operations of this business. Our only other source of cash at this time is investments by others in our Company. We must raise cash to complete the acquisitions and stay in business.

<PAGE>

We must also obtain additional financing to either purchase our operating assets or obtain working capital for leasing arrangements

To meet our need for cash, we are attempting to raise debt and equity financing to complete the acquisitions described in this document and fund the Company's on-going operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions, we will have to find alternate sources such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and can not raise it, we will either have to suspend operations until we do raise the cash or cease operations entirely

Limited Operating History.

The only historical financial information about our Company on which to base an evaluation of our performance is the last three months after the acquisition of APPC which was generating losses at the time of acquisition . We can not guarantee we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund additional proposed acquisitions and our on-going operations.

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to shareholders.

Liquidity, Capital Resources and Operations

Since the Company's inception, the Company has raised funds from officer/stockholder advances, from private sales of its common shares and approximately $500,000 from sale of borrowed stock contributed by the Company's promoters. This money has been utilized for start-up costs and operating capital. For each of the three and nine months ending September 30, 2004, the

Company has sustained operating losses of $1,681,753 and $1,833.925, respectively, of which for each of the three month and nine months ended September 30, 2004, were $1,516,500 and $1,523,200, respectively, for the payment for professional services rendered to the Company and compensation to certain officers.

In this regard, the Company's plan of operations for the next 12 months is to pursue profitable business acquisitions, and obtain financing to increase the sale volume of APPC.. Product research and development is expected is expected to be minimal during the period. Additionally, the Company does not expect any change in number of employees other than through acquisitions.

<PAGE>

RISK FACTORS

Contingencies
Harris Bank
In conjunction with the Bank attempting to collect their debt against certain parties, the bank is requesting that the Company become a party to any forbearance as to collection of the debt, such as becoming a guarantor or buying life insurance for the original makers of the debt. The basis of their claims is that the company is using facilities that secure the original borrowings. It is the opinion of management and counsel of the company that there is no basis and claims or commitments since Alliance or the Company was not a borrower or a guarantor on the debt (management of Alliance are guarantors of the original debt). The Company has offered to enter into negotiations with the bank and is attempting to secure financing to purchase the operating assets being utilized in the operations at fair value. To date the Company has attempted to obtain a listing of the assets; none has been provided.

Compensation for Utilizing Operation Assets
No rent or compensation of any type has been paid to the entities that claim to have legal title to the operating assets of Alliance. Management has taken the position that since there was no contract or agreement to purchase or for the payment of rentals for these assets, therefore nothing is owed. The consolidated operations for the period since Alliance was acquired do not contain any provision for compensation for use of the facilities; The owner (and former president of the Company and major shareholder) of the entity that owns the real estate had previously had Alliance recorded $15,000 in rent a month with a corresponding increase to an amount payable to this entity; This is a contingency relating to the business combination that could potentially result in an adjustment of the purchase price of Alliance or additional charges to operations.

Amendment of Alliance Petroleum Products Company Agreement
On June 24, 2004 the Company amended the original agreement removing the contingencies contained in the original document, the most significant being of refinancing certain debt owed Harris Bank. As part of this amendment the document stated Alliance assumed assumes all payment obligations and all other agreements of Alliance to the Harris Bank,; and all payment obligations and all other agreements of Alliance as set forth in the following four "Promissory Notes".:

o Alliance is to pay $200,000 to Richard Stiefel after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company and a major shareholder. Richard Stiefel is an officer in Alliance and former shareholder, and currently is an officer/director/ shareholder of the Company. ----It is the position of the Company that since the funding from Cornell Capital Corporation was not completed and it is unlikely to be completed that there is no basis for this liability.

<PAGE>

o Alliance promises to pay American Group Financial, Inc. and/or Jesse Fuller $407,368.09 and any additional sums that AGF or Jessee Fuller owes to Harris Bank. Jessee Fuller is the owner of AGF, the former president of the Company, former director and still a major shareholder. The note accrues interest at 5% per annum. The note due December 1, 2004. Management of the Company's position is that there was not consideration for the note and that Alliance was never a party on any debt obligations to Harris Bank.

o Alliance is to pay $200,000 to Virginia Gefvert after all amounts have been paid to Jesse Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company, and a major shareholder. Virginia Gefvert was a former shareholder of Alliance. It is the position of the Company that since the funding from Cornell Capital Corporation was not completed and it is unlikely to be completed that there is no basis for this liability.

o Alliance is to pay $200,000 to American Group Financial, Inc. after all amounts have been paid to Jessee Fuller and American Group Financial (owned by Jesse Fuller) and funding has been received from Cornell Capital Corporation. The note is non-interest bearing. Jesse Fuller was the former president and a director of the Company, and a major shareholder. Virginia Gefvert was a former shareholder of Alliance. It is the position of the Company that since the funding from Cornell Capital Corporation was not completed and it is unlikely to be completed that there is no basis for this liability.

Much of the information included in filing includes or is based upon estimates, projections or other "forward looking statements". Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other "forward-looking statements" involve various risks and uncertainties as outlined above. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward-looking statements".

<PAGE>

Our common shares are considered speculative during our search for a new business opportunity. Prospective investors should consider carefully the risk factors set out below.

Government Regulation

To the best of our knowledge, we are not currently subject to direct federal, state or local regulation in the United States, other than regulations applicable to businesses generally.

Key personnel

All of our present officers or directors are key to our continuing operations, we rely upon the continued service and performance of these officers and directors, and our future success depends on the retention of these people, whose knowledge of our business and whose technical expertise would be difficult to replace. At this time, none of the officers or directors is bound by employment agreements, and as a result, any of them could leave with little or no prior notice.

If we are unable to hire and retain technical, sales and marketing and operations personnel, any business we acquire could be materially adversely affected. It is likely that we will have to hire a significant number of additional personnel in the future if we identify and complete the acquisition of a business opportunity, or if we enter into a business combination. Competition for qualified individuals is likely to be intense, and we may not be able to attract, assimilate, or retain additional highly qualified personnel in the future. The failure to attract, integrate, motivate and retain these employees could harm our business.

Limited Operating History. Need for Additional Capital

There is limited financial information about our Company on which to base an evaluation of our performance. We were a development stage Company prior to the acquisition of APPC and have not generated any substantial revenues from operations. We can not guarantee we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund the proposed acquisitions and our on-going operations.

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to shareholders.

We have not conducted or received results of market research indicating that there is a demand for the acquisition of a business opportunity or business combination as contemplated by our company. Even if there is demand for the acquisition of a business opportunity or combination as contemplated, there is no assurance we will successfully complete such an acquisition or combination.

<PAGE>

Regulation

Although we will be subject to regulation under the Securities Exchange Act of 1934, management believes that we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities. In the event that we engage in business combinations which result in us holding passive investment interests in a number of entities, we could be subject to regulation under the Investment

Company Act of 1940, meaning that we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to the status of our company under the Investment Company Act of 1940 and, consequently, any violation of such act would subject us to material adverse consequences.

Uncertain Ability to Manage Growth

Our ability to achieve any planned growth upon the acquisition of a suitable business opportunity or business combination will be dependent upon a number of factors including, but not limited to, our ability to hire, train and assimilate management and other employees and the adequacy of our financial resources. In addition, there can be no assurance that we will be able to manage successfully any business opportunity or business combination. Failure to manage anticipated growth effectively and efficiently could have a materially adverse effect on our business.

"Penny Stock" Rules May Restrict the Market for the Company's Shares

Our common shares are subject to rules promulgated by the Securities and Exchange Commission relating to "penny stocks," which apply to companies whose shares are not traded on a national stock exchange or on the NASDAQ system, trade at less than $5.00 per share, or who do not meet certain other financial requirements specified by the Securities and Exchange Commission. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitabe inquiries of investors, and provide investors with certain information concerning the risks of trading in the such penny stocks. These rules may discourage or restrict the ability of brokers to sell our common shares and may affect the secondary market for our common shares. These rules could also hamper our ability to raise funds in the primary market for our common shares.

Possible Volatility of Share Prices

Our common shares are currently publicly traded on the Over-the-Counter Bulletin Board service of the National Association of Securities Dealers, Inc. The trading price of our common shares has been subject to wide fluctuations. Trading prices of our common shares may fluctuate in response to a number of factors, many of which will be beyond our control. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with no current business operation. There can be no assurance that trading prices and price earnings ratios previously experienced by our common shares will be matched or maintained. These broad market and industry factors may adversely affect the market price of our common shares, regardless of our operating performance.

<PAGE>

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for us and a diversion of management's attention and resources.

Indemnification of Directors, Officers and Others

Our by-laws contain provisions with respect to the indemnification of our officers and directors against all expenses (including, without limitation, attorneys' fees, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that the person is one of our officers or directors) incurred by an officer or director in defending any such proceeding to the maximum extent permitted by Nevada law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of our company under Nevada law or otherwise, we have been advised the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Anti-Takeover Provisions

We do not currently have a shareholder rights plan or any anti-takeover provisions in our By-laws. Without any anti-takeover provisions, there is no deterrent for a take-over of our company, which may result in a change in our management and directors.

Reports to Security Holders

Under the securities laws of Nevada, we are not required to deliver an annual report to our shareholders but we intend to send an annual report to our shareholders.

Item 3. Controls And Procedures

The registrant's new Principal executive financial officer, based on his evaluation of the registrant's disclosure controls and procedures (as defined in Rules 13a-14 (c) of the Securities Exchange Act of 1934) as of September 30, 2004 has concluded that the registrants' disclosure controls and procedures are adequate and effective to ensure that material information relating to the registrants and their consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, particularly during the period in which this quarterly report has been prepared.

<PAGE>

The registrant's principal executive officers and principal financial officer have concluded that there were no significant changes in the registrant's internal controls or in other factors that could significantly affect these controls subsequent to September 30, 2004 the date of their most recent evaluation of such controls, and that there was no significant deficiencies or material weaknesses in the registrant's internal controls.

Part II. Other Information

Item 1. Legal Proceedings.

We know of no material, active or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceedings or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholders are an adverse party or have a material interest adverse to us.

There is a threatened action by the Harris Bank of Chicago, Illinois with respect to a defaulted loan agreement. Harris Bank claims to have a lien on the equipment used by the Registrant in its operations. The Registrant has had contact with Harris Bank and is attempting to resolve the matter. In the event that a resolution is not resolved in a manner satisfactory to the Registrant, it could result in the seizure of the equipment and have a material adverse effect on the operations of the Registrant.

Item 2. Changes In Securities

Effective August 25, 2004, the control of the Registrant changed. This was due to appointment of the new Directors. In addition, the Registrant issued a controlling block of shares to the persons identified. These shares consisted of shares of common stock and shares of preferred stock Series A, convertible to common stock at a ratio of one share of preferred to 10 shares of common, with immediate voting rights as if they were converted to common stock. The shares were issued as part of compensation packages for the services to be rendered to the registrant.

In addition, shares of common stock were issued, in a total amount of 15,000,000 pre-reverse split, in exchange for any preferred stock that was to be issued pursuant to the Amendment to Agreement and Plan of Reorganization, previously filed by Form 8-K, as well as making the effective date of the Amendment August 1, 2004.

The shares issued are as follows:

	No. of Common	No. of Preferred(1)	% ownership(1)
James W. Zimbler	500,000	1,000,000	13.6
Richard Carter	535,000	1,000,000	14.3
George L. Riggs, III	75,000	150,000	*
Michael S. Krome, Esq	75,000	150,000	*
Alpha Advisors, LLC (2)	113,750	227,500	* (2)
Richard Steifel	290,000	--	7.75
Chris Hansen	222,500	--	5.9
Jesse Fuller	575,000	--	23.7
Alfred Ciella	20,000	--	*

<PAGE>

(1) Percentage of ownership does not include conversion ration of preferred stock at a rate of one share of preferred stock to ten shares of common stock.

(2) Alpha Advisors, LLC is controlled by James W. Zimbler, Richard Carter, George L. Riggs, and Michael S. Krome. When all of the ownership percentages are added, the control percentage for Alpha Advisors LLC is 34.7%, not counting the conversion of the preferred stock, if voted as a block.

Effective November 1, 2004, the Company completed the following actions:

1. Change of name of the Corporation to American Petroleum Group, Inc., with an accompanying change of its trading symbol, to "AMPE", and
2. Completion of a reverse stock split of Twenty (20) old shares of common stock for each One (1) new share of common stock. This resulted in a reduction of the total issued and outstanding shares of the Company after to the completion of the reverse split of 3,740,000.

Item 3. Defaults Upon Senior Securities

None

Item 4. Submission Of Matters To A Vote Of Security Holders

There were no items submitted to a vote of security holders during the quarter ended September 30, 2004, other than a vote by the majority of shares entitled to vote to approve a reverse split of the common stock of the Company twenty (20) old shares for each one (1) new share of common stock, effective November 1, 2004

Item 5. Other Information

None

<PAGE>

Item 6. Exhibits And Reports On Form 8-K

a. Exhibits:

3.1	Articles of Incorporation of the Registrant, as amended*
3.2	By-laws of the Registrant, as amended*
31.1	Section 302 Certification
32.1	Section 906 Certification

----

* Previously filed as an exhibit to the Company's Form 10-SB filed on June 26, 2001

b. Reports on Form 8-K filed during the three months ended September 30, 2004.

On July 9, 2004, we filed an 8-K-A, with respect to Item 2, amending the Form 8-K filed on November 6, 2003. On September 20, 2004, we filed a Form 8-K with respect to Item 5.01 Changes in Control of Registrant

Subsequent Events
On November 3, 2004, we filed a Form 8-K with respect to Item 5.03, Amendments to Articles of Incorporation or By-laws; Change in Fiscal Year, with respect to an amendment to the name of the Registrant; and Item 8.01, Other Events with respect to a reverse split of the common stock and new trading symbol

Signatures

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 22, 2004

American Petroleum Group, Inc.

/s/ James W. Zimbler

James W. Zimbler, Interim President

/s/ George L. Riggs

George L. Riggs, III, CFO

</TEXT>
</DOCUMENT>

NT 10-Q 1 amercap700.htm

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-49950

NOTIFICATION OF LATE FILING
(Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
[ ] Form N-SAR

For Period Ended: September 30, 2004

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

American Petroleum Group, Inc.
Full Name of Registrant

American Capital Alliance, Inc.
Former Name if Applicable

1400 N. Gannon Drive
2nd Floor
Hoffman Estates, IL 60194
Address of Principal Executive Office (Street and Number)
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

```
| (a) The reasons described in reasonable detail in Part III of this
| form could not be eliminated without unreasonable effort or
| expense;
```

```
    |
    | (b) The subject annual report, semi-annual report, transition report
    | on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion
[X] | thereof will be filed on or before the 15th calendar day
    | following the prescribed due date; or the subject quarterly
    | report or transition report on Form 10-Q, or portion thereof will
    | be filed on or before the fifth calendar day following the
    | prescribed due date; and
    |
    | (c) The accountant's statement or other exhibit required by Rule
    | 12b-25(c) has been attached if applicable.
```

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant cannot complete filing because Officers' responsible for preparing report were not able to furnish reports to the Auditor due to other Company matters and difficulty in obtaining certain information.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

James W. Zimbler (847) 310-9416
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMERICAN PETROLEUM GROUP, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 11/15/04 *By: /s/ James W. Zimbler*

------------------ ------------------------------

James W. Zimbler,
Interim President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

(Form 12b-25-07/99)

8-K 1 amercap600.htm

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): November 1, 2004

American Petroleum Group, Inc.

(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-49950 (Commission File No.)

98-0232018 (IRS Employer Identification No.)

1400 N. Gannon Drive
2nd Floor
Hoffman Estates, IL 60194
(847) 310-1400
(Address and telephone number of principal executive offices and place of business)

American Capital Alliance, Inc.
(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below)

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13ed-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03 Amendments to Articles of Incorporation or By-laws; Change in Fiscal Year.

Effective October 27, 2004, the Company filed with the Secretary of State of the State of Nevada a Certificate of Amendment to the Certificate of Incorporation amending the name of the Company to "AMERICAN PETROLEUM GROUP, INC." This information was released on a Press Release, Dated November 3, 2004

Item 8.01 Other Events

Effective November 1, 2004, the Company completed a reverse split of its common stock of twenty (20) old shares fro one (1) new share. The Company was assigned a new trading symbol for its shares of common stock to trade on the Over the Counter Bulletin Board operated by the NASDAQ. The new symbol is "AMPE." This information was released on a Press Release, Dated November 3, 2004

Item 9.01 Financial Statements and Exhibits

(c) Exhibits.

99.1 Press Release of November 3, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 2, 2004

American
Petroleum
Group,
Inc.

By: James
W.
Zimbler

James W.
Zimbler,
President

DEF 14C 1 amerpet101.htm

SCHEDULE 14C INFORMATION
(Rule 14c-101)

Information Statement Pursuant to Section 14(c) of the Securities Exchange Act of 1934

Filed by the Registrant [X] Filed by a party other than the Registrant [ ]
Check the appropriate box:

[ ] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)
[X] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to ss.240.14a-11(c) or ss.240.14a-12

AMERICAN CAPITAL ALLIANCE, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person (s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X] No fee required
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1) Title of each class of securities to which transaction applies:
(2) Aggregate number of securities to which transaction applies:
(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
(4) Proposed maximum aggregate value of transaction:
(5) Total fee paid:
[ ] Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1) Amount Previously Paid:
(2) Form, Schedule or Registration Statement No.:
(3) Filing Party:
(4) Date Filed:

INFORMATION STATEMENT TO STOCKHOLDERS

OF
AMERICAN CAPITAL ALLIANCE, INC.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194

THIS INFORMATION STATEMENT IS BEING PROVIDED TO YOU BY THE BOARD OF DIRECTORS OF THE COMPANY. WE ARE NOT ASKING YOU FOR A PROXY . YOU ARE REQUESTED NOT TO SEND US A PROXY.

This Information Statement is furnished to holders of shares of common stock, $.0001 par value (the "Common Stock"), of **American Capital Alliance, Inc.** (the "Company") to notify such stockholders that on or about September 9, 2004 the Company received written consents in lieu of a meeting of stockholders from holders of a majority of the shares of Common Stock representing in excess of 51 % of the total issued and outstanding shares of voting stock of the Company (the "Majority Stockholders") approving the Certificate of Amendment to the Certificate of Incorporation of the Company, pursuant to which the Company's name will change to "**American Petroleum Group, Inc.**" (the "Name Change").

This Information Statement describing the approval of the Name Change and the reverse split of common stock (the "Stockholder Matter") is first being mailed or furnished to the Company's stockholders on or about October 15, 2004, and such matters shall not become effective until at least 10 days thereafter. Expenses in connection with the distribution of this Information Statement will be paid by the Company and are anticipated to be less than $10,000.

The Board of Directors knows of no other matters other than those described in this Information Statement which have been recently approved or considered by the holders of a majority of the shares of the Company's voting stock.

OUTSTANDING VOTING SECURITIES

As of September 30, 2004 (the "Record Date"), out of the 100,000,000 shares of Common Stock authorized there were 69,800,000 shares of Common Stock issued and outstanding, and out of the 10,000,000 shares of preferred stock authorized there were no shares of the preferred stock outstanding.

Only holders of record of the Common Stock at the close of business on the Record Date were entitled to participate in the written consent of the Company's stockholders. Each share of Common Stock was entitled to one (1) vote.

The Company's Board of Directors approved this action on November 18, 2003 and recommended that the Articles of Incorporation be amended in order to effectuate the name change.

The proposed Amendment to the Articles of Incorporation to amend the name of the Corporation to "**American Petroleum Group, Inc.**" was filed with the Nevada Secretary of

State and was effective on November 19, 2003. If the proposed Amendment were not adopted by written majority shareholder consent, it would have been necessary for this action to be considered by the Company's shareholders at a special shareholder's meeting convened for the specific purpose of approving the Amendment.

The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the *"Nevada Law"*). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

The Board of Directors of the Company has determined that all Shareholders MUST return their certificates to have them re-issued by the Transfer Agent. Along with this Information Statement, the Transfer Agent will send a Letter of Transmittal for each shareholder to return the shares with the previous name of the Company in order to have new certificates issued.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of September 24, 2004, with respect to the beneficial ownership of the 69,800,000 outstanding shares of the Company's Common Stock by (i) each person known by the Company to beneficially own five percent or more of the outstanding shares; (ii) the Company's officers and directors; and (iii) the Company's officers and directors as a group. A person is deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within sixty (60) days.

	No. of Common	No. of Preferred	% ownership(1)
James W. Zimbler	10,000,000	1,000,000	14.7
Richard Carter	10,000,000	1,000,000	14.7
George L. Riggs, III	3,000,000	150,000	*
Michael S. Krome, Esq.	3,000,000	150,000	*
Alpha Advisors, LLC	2,275,000	227,500	* (2)(3)
Richard Steifel	5,000,000	--	7.3
Chris Hansen	3,100,000	--	*
Jesse Fuller (4)	11,500,000	--	21.2(4)

Alfred Ciella	400,000 *	--

(1) Percentage of ownership does not include conversion ration of preferred stock at a rate of one share of preferred stock to
ten shares of common stock.
(2) Alpha Advisors, LLC owns an additional 1,000,000 shares of common stock
(3) Alpha Advisors, LLC is controlled by James W. Zimbler, Richard Carter, George L. Riggs, and Michael S. Krome. When
all of the ownership percentages are added, the control percentage for Alpha Advisors LLC is 43.1%, if voted as a block.
(4) Mr. Fuller owns an additional 3,375,000 shares of common stock, resulting in an ownership percentage of 21.2%.

DESCRIPTION OF THE STOCKHOLDER MATTER

Approval of the Certificate of Amendment to the Company's Certificate of Incorporation and related actions.

The Board of Directors (the "Board") by unanimous written consent dated as of September 9, 2004, and certain stockholders (the "Majority Stockholders"), owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of September 9, 2004, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of the State of Nevada changed the Company's name to "**American Petroleum Group, Inc.**" or such similar available name, and will not be effective earlier than 20 days after the mailing of this Information Statement.

Procedure for the Approval of the Certificate of Amendment to the Company's Certificate of Incorporation

· The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the *"Nevada Law"*). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

Required Approvals Obtained

The Board, by its unanimous written consent (the "Board Consent"), adopted resolutions approving the Certificate of Amendment to the Company's Certificate of Incorporation to amend the name of the Corporation to "**American Petroleum Group, Inc.**" On the Record Date, the only issued and outstanding shares of the Company's capital stock entitled to vote on the proposed amendment were 69,800,000 shares of the Company's common stock, par value $.0001 per share (the "Common Stock"), of which the Majority Stockholders held in excess of 51% of the total stock entitled to vote on the proposed amendment. On September 9, 2004, the Majority Stockholders, by written consent in lieu of a meeting, approved the Certificate of Amendment to the Company's Certificate of Incorporation, a copy of which is attached to this Information Statement as Exhibit A. No further consents, votes or proxies are or were necessary to effect the approval of Certificate of Amendment to the Company's Certificate of Incorporation.

Dissenters' Rights of Appraisal.

Under Nevada Law, our dissenting shareholders, if any, are not entitled to appraisal rights with respect to our amendment, and we will not independently provide our shareholders with any such right.

APPROVAL OF REVERSE SPLIT

The Board of Directors has determined that it is in the best interest of the Company to approve a reverse split of 20 to 1 of its issued and outstanding common stock (the "New Common Stock"). It is necessary to take this action to allow the Company to attract the interest of the financial community.

The Board of Directors has fixed the effective date of the reverse split as October 20, 2004, (the "Effective Date"). As of the Effective Date, a shareholder of the Company will receive one (1) new share of common stock for each twenty (20) old shares of common stock of the Company. The resolution adopted by the Board of Directors calls for each fractional share to be rounded downward. This means, for example, if a shareholder owns 10,000 shares of the old common stock of the Company prior to October 20, 2004, that after the Effective Date he or she will be issued 500 shares of New Common Stock of the Company. The amount is determined by taking the 10,000 shares of old common stock and dividing that number by 20, leaving a remainder of 500 New Common Stock. In the case of fractional shares, they will be rounded down to the nearest whole share, therefore a shareholder would then be the owner of the next lowest whole number of shares. This is being done to avoid additional expense to the Company.

The Board of Directors has also determined, with the approval of a majority of shares entitled to vote, that in order to receive the New Common Stock a shareholder must return the certificate representing Old Common Stock. Upon receipt of the Old Common Stock certificate, the Transfer Agent will issue new certificates representing New Common Stock.

The Board of Directors believes that by effectuating the reverse split of the common stock, it will increase the attractiveness of the Company to the financial community.

Based upon the number of shares outstanding on October 20, 2004, of 69,800,000 there will be approximately 3,490,000 shares outstanding after the reverse, prior to the issuance of shares of common stock for the Acquisition as outlined in Item 2.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Form 10-KSB and 10-QSB (the "1934 Act Filings") with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained at the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site on the Internet (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission through the Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").

The following documents as filed with the Commission by the Company are incorporated herein by reference:

(1) Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004
(2) Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004;
(3) Annual Report on Form 10-KSB, as amended for the year ended December 31, 2003; and
(4) Form 8-K's dated November 6, 2003, July 9, 2004 and September 20, 2004.

IF YOU HAVE ANY QUESTIONS REGARDING THIS INFORMATION STATEMENT, PLEASE CONTACT:

Mr. James W. Zimbler
American Capital Alliance, Inc.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194
(847) 310-9416

By order of the Board of Directors of
American Capital Alliance, Inc.

By: /s/ James W. Zimbler

Name: James W. Zimbler
Title: Chief Executive Officer and President

Exhibit A

CERTIFICATE OF AMENDMENT

OF
CERTIFICATE OF INCORPORATION
OF
AMERICAN CAPITAL ALLIANCE, INC.

PRE 14C 1 amer14c927.htm

SCHEDULE 14C INFORMATION
(Rule 14c-101)

**Information Statement Pursuant to Section 14(c)
of the Securities Exchange Act of 1934**

Filed by the Registrant [X] Filed by a party other than the Registrant [ ]
Check the appropriate box:

[ ] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)
[X] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to ss.240.14a-11(c) or ss.240.14a-12

AMERICAN CAPITAL ALLIANCE, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement,
if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X] No fee required
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1) Title of each class of securities to which transaction applies:
(2) Aggregate number of securities to which transaction applies:
(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
(4) Proposed maximum aggregate value of transaction:
(5) Total fee paid:
[ ] Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1) Amount Previously Paid:
(2) Form, Schedule or Registration Statement No.:
(3) Filing Party:
(4) Date Filed:

**INFORMATION STATEMENT
TO STOCKHOLDERS
OF**

AMERICAN CAPITAL ALLIANCE, INC.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194

THIS INFORMATION STATEMENT IS BEING PROVIDED TO YOU BY THE BOARD OF DIRECTORS OF THE COMPANY. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

This Information Statement is furnished to holders of shares of common stock, $.0001 par value (the "Common Stock"), of **American Capital Alliance, Inc.** (the "Company") to notify such stockholders that on or about September 9, 2004 the Company received written consents in lieu of a meeting of stockholders from holders of a majority of the shares of Common Stock representing in excess of 51 % of the total issued and outstanding shares of voting stock of the Company (the "Majority Stockholders") approving the Certificate of Amendment to the Certificate of Incorporation of the Company, pursuant to which the Company's name will change to "**American Petroleum, Inc.**" (the "Name Change").

This Information Statement describing the approval of the Name Change and the reverse split of common stock (the "Stockholder Matter") is first being mailed or furnished to the Company's stockholders on or about October 15, 2004, and such matters shall not become effective until at least 10 days thereafter. Expenses in connection with the distribution of this Information Statement will be paid by the Company and are anticipated to be less than $10,000.

The Board of Directors knows of no other matters other than those described in this Information Statement which have been recently approved or considered by the holders of a majority of the shares of the Company's voting stock.

OUTSTANDING VOTING SECURITIES

As of September 30, 2004 (the "Record Date"), out of the 100,000,000 shares of Common Stock authorized there were 69,800,000 shares of Common Stock issued and outstanding, and out of the 10,000,000 shares of preferred stock authorized there were no shares of the preferred stock outstanding.

Only holders of record of the Common Stock at the close of business on the Record Date were entitled to participate in the written consent of the Company's stockholders. Each share of Common Stock was entitled to one (1) vote.

The Company's Board of Directors approved this action on November 18, 2003 and recommended that the Articles of Incorporation be amended in order to effectuate the name change.

The proposed Amendment to the Articles of Incorporation to amend the name of the Corporation to "**American Petroleum Alliance, Inc.**" will be filed with the Nevada

Secretary of State upon effectiveness of this Information Statement. If the proposed Amendment were not adopted by written majority shareholder consent, it would have been necessary for this action to be considered by the Company's shareholders at a special shareholder's meeting convened for the specific purpose of approving the Amendment.

The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the *"Nevada Law"*). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

The Board of Directors of the Company has determined that all Shareholders MUST return their certificates to have them re-issued by the Transfer Agent. Along with this Information Statement, the Transfer Agent will send a Letter of Transmittal for each shareholder to return the shares with the previous name of the Company in order to have new certificates issued.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of September 24, 2004, with respect to the beneficial ownership of the 69,800,000 outstanding shares of the Company's Common Stock by (i) each person known by the Company to beneficially own five percent or more of the outstanding shares; (ii) the Company's officers and directors; and (iii) the Company's officers and directors as a group. A person is deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within sixty (60) days.

	No. of Common	No. of Preferred	% ownership(1)
James W. Zimbler	10,000,000	1,000,000	14.7
Richard Carter	10,000,000	1,000,000	14.7
George L. Riggs, III	3,000,000	150,000	*
Michael S. Krome, Esq.	3,000,000	150,000	*
Alpha Advisors, LLC	2,275,000	227,500	* (2)(3)
Richard Steifel	5,000,000	--	7.3
Chris Hansen	3,100,000	--	*

Jesse	Fuller	(4) 21.2(4)	11,500,000	--
Alfred	Ciella	*	400,000	--

(1) Percentage of ownership does not include conversion ration of preferred stock at a rate of one share of preferred stock to ten shares of common stock.
(2) Alpha Advisors, LLC owns an additional 1,000,000 shares of common stock.
(3) Alpha Advisors, LLC is controlled by James W. Zimbler, Richard Carter, George L. Riggs, and Michael S. Krome. When all of the ownership percentages are added, the control percentage for Alpha Advisors LLC is 43.1%, if voted as a block.
(4) Mr. Fuller owns an additional 3,375,000 shares of common stock, resulting in an ownership percentage of 21.2%.

DESCRIPTION OF THE STOCKHOLDER MATTER

Approval of the Certificate of Amendment to the Company's Certificate of Incorporation and related actions

The Board of Directors (the "Board") by unanimous written consent dated as of September 9, 2004, and certain stockholders (the "Majority Stockholders"), owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of September 9, 2004, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of the State of Nevada changed the Company's name to "**American Petroleum, Inc.**" or such similar available name, and will not be effective earlier than 20 days after the mailing of this Information Statement.

Procedure for the Approval of the Certificate of Amendment to the Company's Certificate of Incorporation

The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the *"Nevada Law"*). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

Required Approvals Obtained

The Board, by its unanimous written consent (the "Board Consent"), adopted resolutions approving the Certificate of Amendment to the Company's Certificate of

Incorporation to amend the name of the Corporation to "**American Petroleum, Inc.**" On the Record Date, the only issued and outstanding shares of the Company's capital stock entitled to vote on the proposed amendment were 69,800,000 shares of the Company's common stock, par value $.0001 per share (the "Common Stock"), of which the Majority Stockholders held in excess of 51% of the total stock entitled to vote on the proposed amendment. On September 9, 2004, the Majority Stockholders, by written consent in lieu of a meeting, approved the Certificate of Amendment to the Company's Certificate of Incorporation, a copy of which is attached to this Information Statement as Exhibit A. No further consents, votes or proxies are or were necessary to effect the approval of Certificate of Amendment to the Company's Certificate of Incorporation.

Dissenters' Rights of Appraisal.

Under Nevada Law, our dissenting shareholders, if any, are not entitled to appraisal rights with respect to our amendment, and we will not independently provide our shareholders with any such right.

APPROVAL OF REVERSE SPLIT

The Board of Directors has determined that it is in the best interest of the Company to approve a reverse split of 20 to 1 of its issued and outstanding common stock (the "New Common Stock"). It is necessary to take this action to allow the Company to attract the interest of the financial community.

The Board of Directors has fixed the effective date of the reverse split as October 20, 2004, (the "Effective Date"). As of the Effective Date, a shareholder of the Company will receive one (1) new share of common stock for each twenty (20) old shares of common stock of the Company. The resolution adopted by the Board of Directors calls for each fractional share to be rounded downward. This means, for example, if a shareholder owns 10,000 shares of the old common stock of the Company prior to October 20, 2004, that after the Effective Date he or she will be issued 500 shares of New Common Stock of the Company. The amount is determined by taking the 10,000 shares of old common stock and dividing that number by 20, leaving a remainder of 500 New Common Stock. In the case of fractional shares, they will be rounded down to the nearest whole share, therefore a shareholder would then be the owner of the next lowest whole number of shares. This is being done to avoid additional expense to the Company.

The Board of Directors has also determined, with the approval of a majority of shares entitled to vote, that in order to receive the New Common Stock a shareholder must return the certificate representing Old Common Stock. Upon receipt of the Old Common Stock certificate, the Transfer Agent will issue new certificates representing New Common Stock.

The Board of Directors believes that by effectuating the reverse split of the common stock, it will increase the attractiveness of the Company to the financial community.

Based upon the number of shares outstanding on October 20, 2004, of 69,800,000 there will be approximately 3,490,000 shares outstanding after the reverse, prior to the issuance of shares of common stock for the Acquisition as outlined in Item 2.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Form 10-KSB and 10-QSB (the "1934 Act Filings") with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained at the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site on the Internet (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission through the Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").

The following documents as filed with the Commission by the Company are incorporated herein by reference:

(1) Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004

(2) Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004;

(3) Annual Report on Form 10-KSB, as amended for the year ended December 31, 2003; and

(4) Form 8-K's dated November 6, 2003, July 9, 2004 and September 20, 2004.

**IF YOU HAVE ANY QUESTIONS REGARDING THIS INFORMATION STATEMENT,
PLEASE CONTACT:**

Mr. James W. Zimbler
American Capital Alliance, Inc.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194
(847) 310-9416

By order of the Board of Directors of
American Capital Alliance, Inc.

By: /s/ James W. Zimbler

Name: James W. Zimbler
Title: Chief Executive Officer and President

Exhibit A

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
AMERICAN CAPITAL ALLIANCE, INC.

[TO BE FILED]

8-K 1 amcap500.htm

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 25, 2004

American Capital Alliance, Inc.

(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-49950	98-0232018
(Commission File No.)	(IRS Employer Identification No.)

1400 N. Gannon Drive
2nd Floor
Hoffman Estates, IL 60194
(847) 310-1400
(Address and telephone number of principal executive offices and place of business)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below)

[ ]Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14-12)

[ ]Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2 (b))

[ ]Pre-commencement communications pursuant to Rule 13ed-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.01 Changes in Control of Registrant

Effective August 25, 2004, the control of the Registrant changed. This was due to appointment of the new Directors as set forth in Item 5.-2 below. In addition, the Registrant issued a controlling block of shares to the persons identified. These shares consisted of shares of common stock and shares of preferred stock Series A, convertible to common stock at a ratio of one share of preferred to 10 shares of common, with immediate voting rights as if they were converted to common stock. The shares were issued as part of compensation packages for the services to be rendered to the registrant.

In addition, shares of common stock were issued, in a total amount of 15,000,000, in exchange for any preferred stock that was to be issued pursuant to the Amendment to Agreement and Plan of Reorganization, previously filed by Form 8-K, as well as making the effective date of the Amendment August 1, 2004.

The shares issued are as follows:

		No. of Common	No. of
Preferred	% ownership(1)		
James W. Zimbler		10,000,000	
1,000,000	14.7		
Richard Carter		10,000,000	
1,000,000	14.7		
George L. Riggs, III		3,000,000	
150,000	*		
Michael S. Krome, Esq.			
3,000,000	150,000	*	
Alpha Advisors, LLC		2,275,000	
227,500	* (2)(3)		
Richard Steifel		5,000,000	--
	7.3		
Chris Hansen		3,100,000	--
	*		
Jesse Fuller (4)		11,500,000	--
	21.2(4)		
Alfred Ciella		400,000	--
	*		

(1) Percentage of ownership does not include conversion ration of preferred stock at a rate of one share of preferred stock to ten shares of common stock
(2) Alpha Advisors, LLC owns an additional 1,000,000 shares of common stock
(3) Alpha Advisors, LLC is controlled by James W. Zimbler, Richard Carter, George L. Riggs, and Michael S. Krome. When all of the ownership percentages are added, the control percentage for

Alpha Advisors LLC is 43.1%, if voted as a block.
(4) Mr. Fuller owns an additional 3,375,000 shares of common stock, resulting in an ownership percentage of 21.2%.

Item 5.02 Departure of Directors or Principal Officers; Election of Directors: Appointment of Principal Officers

Effective August 25, 2004, the following Directors resigned from the Board of Directors and/or Principal Officers of the registrant.
Jesse Fuller, Chairman and President
Larry Griffin, Director
Al Guidice, Director
James J. Carroll, Interim CFO

None of the Directors' or Principal Offiecrs' resigning have stated that his resignation does in any way imply or infer that there is any dispute or disagreement relating to the Company's operations, policies or practices.

Each resigning Director has been provided a copy of his disclosure, no less that the day the Registrant is filing the disclosure with the Commission. Each Director will be given an opportunity to furnish the Registrant a letter or response, that he agrees with the statements made by the Registrant in this Section 5.02, and if not, stating the respects in which he does not agree. The registrant will file by amendment, any such letter or response so received within two business days after receipt.

The following were elected to the Board of Directors, effective August 25, 2004.
James W. Zimbler 39 Director and President
Richard Carter 36 Director and Vice-President
William Boussung 47 Director and VP of Corporate Finance
Michael S. Krome 43 Director and General Counsel
George L. Riggs, III 53 Director and Chief Financial Officer
Dennis Conley Director

James W. Zimbler, 39, Director and President
James W. Zimbler has been a principal of Alpha Advisors, LLC, since its inception in May 2002. Alpha is involved as a consultant in the mergers and acquisitions of public companies, and consulting for private companies that wish to access the public markets. Prior to becoming a founding member of Alpha, he was involved in consulting for capital raising, re-capitalization and mergers and acquisitions for various clients. Mr. Zimbler is one of the initial shareholders in Humana Trans Services Holding Corp. ("HTSC"). Mr. Zimbler has recently focused his energies in the field of turnarounds of small emerging

private and public companies.

Richard Carter, 36, Director and Vice-President
1998 - 2002 GunnAllen Financial, Senior Vice President
2002 - 2004 National Securities, Senior Vice President
Richard D. Carter joins American Capital Alliance from the investment banking field. Mr. Carter has been responsible for raising investment capital for 14 years. The main focus of Mr. Carter will be spent on implementing financial systems and continued
funding related to growth and acquisitions. Mr. Carter, along with wife and three children reside in Kildeer, IL.

William Boussung, 47, Director and Vice President of Corporate Finance
Mr. Bossung has over 18 years of diversified financial experience. For approximately the last ten years, Mr. Bossung has been President of Alliance Financial Network, Inc., which provides financial consulting for public and private companies. From early 1995 until mid 1997, Mr. Bossung was the Director of Corporate Finance for Chadmoore Wireless Group, Inc., which was subsequently acquired by Nextel.

Michael S. Krome, Esq., 43, Director and Counsel
Michael S. Krome was admitted to practice Law in the State of New York in February 1991, and in the United States District Court for the Eastern District of New York in June 1991 and Southern District of New York in November 1994. He has been a Director of Human Trans Services Holding Corp (OTC BB "HTSC") since January 2004. Since 1991 he has practiced law as a sole practitioner with a General Practice. Since 2001 he has concentrated his practice in representing Public Corporations. He is a graduate of the State University of New York at Albany and graduated from the Benjamin N. Cardozo School of Law in June 1990. From February 1999 to November 1999, he was Vice President of Legal Affairs of Fortune Media, Inc., (now known as Wayne's Famous Phillies, Inc.). From April 2000 until January 2001, he was a Director and Counsel to Universal Media Holdings, Inc., know known as Genio Group, Inc.

George L. Riggs, III, C.P.A., 53, Director and Chief Financial Officer.
George L. Riggs, III, C.P.A., was the founder and Managing partner of Riggs & Associates, LLP prior to joining the firm of Centerprise/Scillia Dowling & Natarelli (formerly Simione Scillia Larrow & Dowling LLC) as an audit and accounting principal. He left the firm in October 2002 to return to a solo practice. He specializes in public and privately held corporations, with significant experience in mergers and acquisitions, litigation support, and bankruptcy and reorganizations matters. He has over twenty-five years experience in public accounting, including 13 years as a partner at Deliotte & Touche, LLP. He spent ten years as the Professional Practice Director for the Hartford, New Haven and Waterbury offices. In this position, he was responsible for the review of all engagements to ascertain compliance with professional guidelines and technical consultations on all clients in the areas of accounting, auditing and securities. He is a graduate of the University of Hartford where he received the Regents Honor award for graduating first from the school of business administration. He also holds an MBA degree from the University of Connecticut with a specialization in finance. He received a certificate of merit from the Massachusetts Society of CPAs for passing the CPA exam at the first sitting. George has conducted many

continuing education seminars for his prior firms and the Connecticut Society of CPAs as well as spoken to many professional groups on certain industry, technical and financing subjects. He holds a CPA certificates in Connecticut and Vermont. He is a member of the American Institute of Certified Public Accountants, the Connecticut Society of Certified Public Accountants, and Institute of Management Accountants.

Dennis Conley, Director
From 1997 until present, Vice-President of ProTec Security Company / ProTec Technology, Inc. ProTec developed a security and management system for fixed assets and personnel. He designed and implemented a non-removable asset tag to control fixed assets, and designed and co-developed Asset Express 2000®, a copy written software program to manage and control fixed assets. ProTec Security Company sells and installs asset tags and related hardware.

The Registrant has entered into Compensation Agreements with the Directors and Principal Officers indicated above.

Generally, the Agreements are for a period commencing with the appointment to the position indicated and ending on December 31, 2005. The compensation to be paid to Mr. Zimbler is the sum of ONE HUNDRED FOURTY-FOUR THOAUSND DOLLARS ($144,000) per annum, payable in equal monthly payments. The compensation for Mr. Boussung is ONE HUNDRED THOUSAND DOLLARS ($100,000) per annum, payable in monthly installments. The compensation for the remaining Directors/Officers are less than $100,000 per annum. In addition, the Directors/Officers were issued stock compensation as set forth

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 14, 2004

American Capital Alliance, Inc.

By: James W. Zimbler

James W. Zimbler, President

10QSB 1 amcap404.htm

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10Q-SB

Quarterly Report Pursuant to Section 13 or 15 (D)

of the Securities Act of 1934

for the quarterly period ended: June 30, 2004

Commission File number: 000-49950

American Capital Alliance, Inc.

(Exact name of small business issuer as specified in its charter)

Nevada

(State or other jurisdiction of Incorporation or organization)

98-0232018

(IRS Employee Identification No.)

1400 N. Gannon Drive

2nd Floor

Hoffman Estates, IL 60194

(Address of principal executive offices)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Common Stock, $0.001 par value	24,525,000
(Class)	(Outstanding as of June 30, 2004)

American Capital Alliance, Inc.

Form 10Q-SB

Index

Part I: FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

AMERICAN CAPITAL ALLIANCE, INC.
(A Development Stage Company)

Interim Balance Sheets
June 30, 2004 and December 31, 2003

	(Unaudited) June 30, 2004	Audited December 31, 2003
ASSETS		
Cash and cash equivalents	$ 2,217	$ 35,432
Acquisition deposits	256,200	200,200
TOTAL ASSETS	$ 258,417	$ 235,632
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued liabilities	$ 76,799	$ 67,792
Notes payable	-	91,000

Total Liabilities	167,799	67,792
Stockholders' Equity		
Common stock, $0.001 par value; 100,000,000 shares authorized; 24,525,000 and 28,300,000 shares issued and outstanding, respectively	24,525	28,300
Additional paid-in capital	9,880,425	9,801,700
Deficit accumulated during the pre-exploration and development stages	(9,814,332)	(9,662,160)
Total Equity	90,618	167,840
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 258,417	$ 235,632

The accompanying notes are an integral part of these financial statements.

AMERICAN CAPITAL ALLIANCE, INC.
(A Development Stage Company)

Interim Statements of Operations
Six Month Periods Ended June 30, 2004 and 2003: Unaudited

	Three months ended June 30, 2004	Three months ended June 30, 2003	Six months ended June 30, 2004	Six months ended June 30, 2003
Income	$ -	$ -	$ -	$ -
Expenses				
Acquisition expense	-	-	10,000	-
Accounting and audit fees	19,500	20,709	33,000	26,029
Bank charges	45	19	45	75
Compensation expense	6,700	-	6,700	-
Consulting fees	2,500	-	4,000	-
Interest expense	975	-	975	-

Legal fees	10,000	4,159	28,715	9,816
Management fees	-	60,000	-	75,000
Marketing expense	50,250	-	50,250	-
Office and miscellaneous	5,233	115	5,583	231
Professional fees - other	1,500	-	1,500	-
Transfer agent fees	775	1,455	2,558	1,761
Travel and entertainment	2,329	-	6,306	-
Other	2,540	-	2,540	-
Total Expenses	102,347	86,457	152,172	112,912
NET LOSS FOR THE PERIOD	$ (102,347)	$ (86,457)	$ (152,172)	$ (112,912)
Loss per share	$ 0.004	$ 0.012	$ 0.006	$ 0.016
Weighted average number of shares outstanding	24,420,556	6,935,255	25,466,667	6,935,095

The accompanying notes are an integral part of these financial statements.

AMERICAN CAPITAL ALLIANCE, INC.
(A Development Stage Company)

Interim Statements of Stockholders' Equity (Deficit)
Six Month Periods Ended June 30, 2004 and 2003 - Unaudited

Stages	Total	Common Stock Number	Paid-In Par Value	Additional Development ; Capital	Deficit Accumulated During the Pre-Exploration and ;	
Balance at December 31, 2003	167,840	28,300,000	$ 28,300	$ 9,801,700	$ (9,662,160)	$
Net loss (49,825)	(49,825)	-	-	-		
Contributed capital	18,000	-	-	18,000	-	
Stock shares cancelled	-	(5,475,000)	(5,475)	5,475	-	

Balance at March 31, 2004	22,825,000	22,825	9,825,175	(9,711,985)	136,015
Net loss	-	-	-	(102,347)	(102,347)
Stock shares issued	1,700,000	1,700	5,250	-	6,950
Balance at June 30, 2004	24,525,000	$ 24,525	$ 9,880,425	$ (9,814,332)	$ 90,618

The accompanying notes are an integral part of these financial statements.

AMERICAN CAPITAL ALLIANCE, INC.
(A Development Stage Company)

Interim Statements of Cash Flows
Six Month Periods Ended June 30, 2004 and 2003 - Unaudited

	June 30, 2004	June 30, 2003
Cash flows from operating activities:		
Net loss	$ (152,172)	$ (112,912)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Acquisition deposits	(56,000)	-
Increase (decrease) in operating liabilities:		
Accounts payable and accrued liabilities	9,007	83,000
Prepaid expense	-	400
Proceeds for additional paid-in capital and stock shares issued	74,950	-
Net cash provided by (used in) operating activities	(124,215)	(29,512)
Cash flows from financing activities:		
Loans payable	91,000	22,442
Net cash provided by (used in) financing activities	91,000	22,442
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(33,215)	(7,070)

Cash and cash equivalents, beginning of period	35,432	24,397
Cash and cash equivalents, end of period	$ 2,217	$ 17,327

The accompanying notes are an integral part of these financial statements

American Capital Alliance, Inc.

Notes to Financial Statements

6-30-2004

Note A - Interim Reporting

While information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. All adjustments are of a normal recurring nature. It is suggested that these interim financial statements be read in conjunction with the Company's December 31, 2003 and March 31, 2004 financial statements.

Note B - Reorganization and Name Change

The Board of Directors (the "Board") by unanimous written consent dated as of November 18, 2003, and certain stockholders (the "Majority Stockholders") owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of November 18, 2003, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of Nevada, changed the Company's name to "American Capital Alliance, Inc." from Prelude Ventures, Inc.

Note C - Continuance of Operations

The financial statements have been prepared using accounting principles generally accepted in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At June 30, 2004, the Company has accumulated losses of $9,809,832, since its inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. The Company is currently pursuing new debt and equity financing in conjunction with the proposed acquisitions. Additionally, approximately $91,000 was raised during the quarter ended June 30, 2004, in a private placement (see Note H) whose proceeds were used for working capital needs, as well as an additional payment toward the purchase of options on one of the proposed acquisitions.

<u>Operations</u>

American Capital Alliance, Inc. (the "Company") is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities. The Company's current direction is in the manufacturing and distribution of petroleum and related products for the automotive industry.

Note C - Continuance of Operations (Continued)

On January 27, 2004, the Company entered into a manufacturing agreement with the shareholders of International Pit Crew Express, Inc. ("IPC"), a Texas corporation, to acquire the exclusive right to manufacture petroleum products for IPC's customers within the United States, including the United States convenience store industry. As consideration for these rights, the Company issued 1,500,000 shares of common stock on April 2, 2004 to the shareholders of IPC. Additionally, the Company is to provide one half of the funds necessary for the purchase of machinery, and all related parts, supplies, and installation costs.

Note D - Summary of Operations and Significant Accounting Policies

<u>Development Stage</u>

The Company is no longer classified as a pre-exploration stage company, since it has abandoned its mining lease. The Company is now a development stage company as defined in Statement of Financial Accounting Standards No. 7 in respect to its acquisitions.

<u>Use of Estimates in Financial Statement Preparation</u>

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109, "Accounting for Income Taxes".

Basic Loss Per Share

The Company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period.

Note D - Summary of Operations and Significant Accounting Policies (Continued)

Fair Value of Financial Instruments

The carrying value of cash, accounts payable and loans payable approximates fair value because of the short maturity of these instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

New Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

Impairment of Long Lived Assets

The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. In the opinion of management, no such impairment existed at June 30, 2004.

Note E - Commitments

Mining Lease

By a lease letter agreement effective March 9, 2001, and amended March 4, 2002 and September 4, 2002, the Company was granted the exclusive right to explore, develop and mine the Medicine Project property located in Elko County of the State of Nevada. The term of the lease was for 20 years, with automatic extensions so long as the conditions of the lease are met. During the year ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability.

Note E - Commitments (Continued)

Termination

During 2003, the Company agreed to issue 200,000 common shares to its former President for the settlement of management fees payable ($105,000), advances to the Company ($10,000) and termination expense ($355,000). The shares were valued at $2.35 per share, by prior consultants. These shares were issued to the former President during the quarter ended December 31, 2003, and were accounted for as an addition to paid-in capital.

Note F - Non-Cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement.

Note G - Business Acquisitions

Business Acquisition Cancelled

On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under Rule 144 of the Securities and Exchange Act and at a later date, issue 5,000,000 common shares, restricted under Rule 144 of Securities and Exchange Act, subject to the Company paying not less than $1,000,000 in accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business is to provide servicing for the oil and gas industry.

The Company has determined that the transaction cannot be completed due to the inability to complete a comprehensive due diligence. The 5,475,000 shares of common stock previously transferred in anticipation of the completion of the transaction were returned to the treasury of the Company and cancelled.

In addition, on October 9, 2003, the Company entered into an agreement to acquire an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company must pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition. The termination of this transaction resulted in a $185,000 charge to operations in the form of acquisition expense for the year ended December 31, 2003 and $10,000 charged to operations for the period ended June 30, 2004.

Note G - Business Acquisitions (Continued)

In addition, on October 9, 2003, the Company entered into another agrèement with the shareholders of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri to acquire the rights to an option to purchase 100% of the outstanding shares of MPW ("MPW Option"). As consideration for the rights to this option, the Company issued 5,000,000 shares of common stock. Upon exercise of the MPW Option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and $2,200,000. This MPW option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. This financing has not been completed. During the second quarter of 2004, the Company elected not to continue to pursue this acquisition.

Pursuant to the Agreement and Plan or Reorganization (the "Agreement") dated the 9th day of October, 2003, by and among Prelude Ventures, Inc. ("Prelude") now known as American Capital Alliance, Inc., ("AMAI") and Alliance Petroleum Products Company ("Alliance"), the parties have entered into an Amendment to the Agreement, dated the 24th day of June, 2004, whereby all previous conditions and contingencies are hereby deemed to have been completed or waived and the transaction has been completed.

<u>New Acquisitions</u>

On October 9, 2003, the Company entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company shall be issued to Worldlink International Network, Inc. upon 24 months from the date hereof. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose, if the Company does not arrange the funding within 150 days from the date of the execution of the Alliance Agreement. Since the expiration of the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing.

In connection with these agreements, the Company entered into several service agreements.

Note G - Business Acquisitions (Continued)

The agreements above are subject to shareholder approval. Upon execution of these agreements, Alliance, TSG and MPW have become related to the Company through appointments of members of their Board of Directors to the Company's Board of Directors.

The Company entered into the following service agreements:

A professional services agreement was entered into on October 9, 2003, with Alpha Advisors, LLC for a term of one year and renewable for an additional year. The fee for these services is the issuance of 1,000,000 shares of common stock of the Company upon execution of the agreements (issued), $25,000 due at signing of the Tri-State Stores and Alliance Petroleum, Inc. agreements, and $6,000 payable on the first of each month thereafter. In addition, a finder's fee of 10% of any new financing shall be paid on funds being committed. Upon execution of this agreement, a director of Alpha Advisors, LLC was appointed to the Board of Directors of the Company. This director resigned from the Board of Directors during the first quarter of 2004 and was replaced.

A consulting services agreement was entered into on October 9, 2003, with National Securities Corporation, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 1,000,000 shares of common stock of the Company (issued).

A consulting services agreement was entered into on October 9, 2003, with New Century Consultants, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 1,000,000 shares of common stock of the Company (issued). New Century Consultants, Inc. will become a related party to the Company as it has agreed to purchase a significant portion of the Company's issued and outstanding shares.

A consulting agreement was entered into on October 10, 2003, with Commonwealth Partners NY, LLC for a term of three years. The fee for this service is the issue of 200,000 free trading shares and 300,000 restricted shares (issued) of common stock of the Company.

Note H - Notes Payable

The Company borrowed a total of $91,000 during the second quarter ended June 30, 2004 at a seven percent per annum from the following parties, who are shareholders of the company:

Alpha Advisors LLC	$	41,000
New Century Capital (James W. Zimbler)		50,000
	$	91,000

The notes payable (convertible debentures) are due the earlier of one hundred eighty days from date of borrowing (May 17, 2004) or upon conversion of the notes into common stock to be issued by the Company. The Conversion Price shall be determined by multiplying the face amount of the Convertible Debenture, plus any interest due, accrued but not yet paid which shall then be multiplied by 65% of the closing bid price of the shares of Common Stock of the Company as quoted on a National Exchange or the OTC BB, on the day prior to conversion.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

FORWARD LOOKING STATEMENT

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or on our behalf. We disclaim any obligation to update forward looking statements.

OVERVIEW

History and Organization

American Capital Alliance, Inc., formerly Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the State of Nevada on May 24, 2000. The Company has commenced limited business operations and we are considered a development stage enterprise. To date, our activities principally have been limited to organizational matters, and examining business and financing opportunities for the Company. In connection with the organization of our company, the founding shareholder of our company contributed an aggregate of $25,000 cash in exchange for 1,000,000 shares of common stock and conducted a public offering of 1,500,000 common shares for $75,000. We have no significant assets.

New Acquisitions

On October 9, 2003, the Company entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois corporation and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock as partial consideration for the right to acquire 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company shall be issued to World-link International Network, Inc. after the expiration of 24 months from the date hereof. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to refinance and to pay a secured creditor of Alliance. As of the date hereof, this financing has not been completed. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose, if the Company does not arrange the funding within 150 days from the date of the execution of the Alliance Agreement.

Pursuant to the AGREEMENT AND PLAN OR REORGANIZATION (the "Agreement") dated the 9th of October 23, by and among Prelude Ventures, Inc. ("Prelude") now known as American Capital Alliance, Inc., ("AMAI") and Alliance Petroleum Products Company ("Alliance"), the parties have entered into an Amendment to the Agreement, dated the 24th day of June, 2004, whereby all previous conditions and contingencies are hereby deemed to have been completed or waived and the transaction has been completed.

The Amendment has been modified to make the effective date of the transaction July 1, 2004.

Pursuant to the Amendment to the Agreement, Alliance is now a wholly owned subsidiary of AMAI.

In addition, on October 9, 2003, the Company entered into an agreement to acquire an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc. an Illinois corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG") and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO") (Tri-state, GMG and SASCO are collectively referred to herein as "TSG"). Upon exercise of the options, the Company must pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition.

In addition, on October 9, 2003, the Company entered into another agreement with the shareholders of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri to acquire the rights to an option to purchase 100% of the outstanding shares of MPW ("MPW Option"). As consideration for the rights to this option, the Company issued 5,000,000 shares of common stock. Upon exercise of the MPW Option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and $2,200,000. This MPW option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. This financing has not been completed. During the second quarter of 2004, the Company elected not to continue to pursue this acquisition.

The agreements above are subject to shareholder approval. Alliance has become related to the Company through the appointment of members of its boards of directors to the Company's board of directors.

The Company also entered into the following consulting and/or service agreements during 2003:

A professional services agreement dated October 9, 2003 with Alpha Advisors, LLC for a term of one year and renewable for an additional year. The fee for these services was the issuance of 1,000,000 shares of common stock of the Company upon execution of the agreements, $25,000 due at signing of the Tri-State Stores and Alliance Petroleum, Inc. agreements and $6,000 payable on the first of each month thereafter. In addition, a finder's fee of 10% of any new financing shall be paid on funds being committed. Upon execution of this agreement, a director of Alpha Advisors, LLC may be appointed to the board of directors of the Company. Alpha Advisors has agreed to waive the $6,000 monthly fee.

A consulting services agreement dated October 9, 2003 with National Securities Corporation, Inc. for a term of six months renewable on a monthly basis. The fee for this service was the issuance of 1,000, 000 shares of common stock of the Company.

A consulting services agreement dated October 9, 2003 with New Century Consultants, Inc. for a term of six months renewable on a monthly basis. The fee for this service was the issuance of 1,000,000 shares of common stock of the Company. New Century Consultants, Inc. may be a related party to the Company because it has agreed to purchase an amount of the Company's issued and outstanding shares.

A consulting agreement dated October 10, 2003 with Commonwealth Partners NY, LLC for a term of three years. The fee for this service was the issuance of 200,000 free trading shares and 300,000 restricted shares of common stock of the Company.

Limited Operating History. Need for Additional Capital

There is no historical financial information about our Company on which to base an evaluation of our performance. We are a development stage Company and have not generated any revenues from operations. We can not guarantee we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund the proposed acquisitions and our on-going operations.

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to shareholders.

Our auditors issued a going concern opinion on our audited financial statements for the year ended December 31, 2003. This means that our auditors believe there is doubt that we can continue as an on-going business for the next 12 months unless we obtain additional capital to finance our operations. This is because we have not generated any revenues and no revenues are anticipated until we complete any of the acquisitions described in this document or other acquisitions. Accordingly, we must raise money from sources other than the operations of this business. Our only other source of cash at this time is investments by others in our Company. We must raise cash to complete the acquisitions and stay in business.

To meet our need for cash, we are attempting to raise debt and equity financing to complete the acquisitions described in this document and fund the Company's on-going operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions, we will have to find alternate sources such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and can not raise it, we will either have to suspend operations until we do raise the cash or cease operations entirely.

Liquidity and Capital Resources

Since the Company's inception, the Company has raised approximately $100,000 from the sales of its common shares and approximately $482,000 from capital contributed by the Company's promoters. In addition, the Company has borrowed approximately $91,000 from various sources. This money has been utilized for start-up costs and operating capital. As of June 30, 2004, the Company has sustained cumulative operating losses of $9,814,332, of which $8,784,700 is compensation expense related to the issuance of 13,500,000 common shares of stock related to two (2) proposed acquisitions and the payment for professional services rendered to the Company.

Plan of Operations

The Company's plan of operations for the next 12 months is to complete the integration of American Petroleum Products Company ("APPC") and to pursue other business acquisitions.

Results of Operations

The Company is a development stage Company and has not generated any revenues from operations.

During the quarter ended June 30, 2004 the Company incurred a loss of $102,347, and for the six months ended June 30, 2004 the Company incurred a net loss of $152,172, which were primarily the result of the following:

Failed Acquisition

On October 9, 2003, the Company entered into an agreement to acquire an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company must pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition. The termination of this transaction resulted in an $185,000 charge to operations in the form of acquisition expense for the year ended December 31, 2003 and a $10,000 charge for the quarter ended March 31, 2004 and the six months ended June 30, 2004.

Compensation Expense

The Company issued 200,000 restricted shares of common stock in payment for professional services rendered to the Company during the quarter ended June 30, 2004. For financial statement purposes, these shares have been valued at $6,700 or $0.0335 per share based on their market value on the date of issue and applying a 35% discount for the shares not being marketable due to their restricted status.

Marketing Expense

In conjunction with entering into a manufacturing and marketing agreement with Pit Crew Express, Inc., the Company issued 1,500,000 restricted shares of common stock. For financial statement purposes, these shares have been valued at $50,250 or $0.0335 per share based on their market value on the date of issue and applying a 35% discount for the shares not being marketable due to their restricted status.

Consulting and accounting and audit fees

During the quarter ended June 30, 2004, and the six months ended June 30, 2004 the Company incurred consulting and accounting and audit fees related to it's financing, acquisition and on-going operations, as follows:

	Quarter ended June 30, 2004	Six months ended June 30, 2004
Annual audit and annual and quarterly SEC filings	$ 4,500	$14,000
General accounting and legal	25,000	42,500
Financing Activities	1,500	6,715
Acquisition Activities	2,500	4,000

Travel Expenses

During the quarter ended June 30, 2004, and the six months ended June 30, 2004 the Company incurred travel expenses of $2,329 and $6,306, respectfully in relation to its acquisition activities.

Subsequent Events

Pursuant to the AGREEMENT AND PLAN OR REORGANIZATION (the "Agreement") dated the 9th of October 23, by and among Prelude Ventures, Inc. ("Prelude") now known as American Capital Alliance, Inc., ("AMAI") and Alliance Petroleum Products Company ("Alliance"), the parties have entered into an Amendment to the Agreement, dated the 24th day of June, 2004, whereby all previous conditions and contingencies are hereby deemed to have been completed or waived and the transaction has been completed.

The Amendment has been modified to make the effective date of the transaction July 1, 2004.

Pursuant to the Amendment to the Agreement, Alliance is now a wholly owned subsidiary of AMAI.

Item 3. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

RISK FACTORS

Much of the information included in this registration statement includes or is based upon estimates, projections or other "forward looking statements". Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other "forward-looking statements" involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward-looking statements".

Our common shares are considered speculative during our search for a new business opportunity. Prospective investors should consider carefully the risk factors set out below.

Government Regulation

To the best of our knowledge, we are not currently subject to direct federal, state or local regulation in the United States, other than regulations applicable to businesses generally.

Key personnel

All of our present officers or directors are key to our continuing operations, we rely upon the continued service and performance of these officers and directors, and our future success depends on the retention of these people, whose knowledge of our business and whose technical expertise would be difficult to replace. At this time, none of the officers or directors is bound by employment agreements, and as a result, any of them could leave with little or no prior notice.

If we are unable to hire and retain technical, sales and marketing and operations personnel, any business we acquire could be materially adversely affected. It is likely that we will have to hire a significant number of additional personnel in the future if we identify and complete the acquisition of a business opportunity, or if we enter into a business combination. Competition for qualified individuals is likely to be intense, and we may not be able to attract, assimilate, or retain additional highly qualified personnel in the future. The failure to attract, integrate, motivate and retain these employees could harm our business.

Limited Operating History. Need for Additional Capital

There is no historical financial information about our Company on which to base an evaluation of our performance. We are a development stage Company and have not generated any revenues from operations. We can not guarantee we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund the proposed acquisitions and our on-going operations.

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to shareholders.

We have not conducted or received results of market research indicating that there is a demand for the acquisition of a business opportunity or business combination as contemplated by our company. Even if there is demand for the acquisition of a business opportunity or combination as contemplated, there is no assurance we will successfully complete such an acquisition or combination.

Regulation

Although we will be subject to regulation under the Securities Exchange Act of 1934, management believes that we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities. In the event that we engage in business combinations which result in us holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940, meaning that we would be required to register as an Investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to the status of our company under the Investment Company Act of 1940 and, consequently, any violation of such act would subject us to material adverse consequences.

Uncertain Ability to Manage Growth

Our ability to achieve any planned growth upon the acquisition of a suitable business opportunity or business combination will be dependent upon a number of factors including, but not limited to, our ability to hire, train and assimilate management and other employees and the adequacy of our financial resources. In addition, there can be no assurance that we will be able to manage successfully any business opportunity or business combination. Failure to manage anticipated growth effectively and efficiently could have a materially adverse effect on our business.

"Penny Stock" Rules May Restrict the Market for the Company's Shares

Our common shares are subject to rules promulgated by the Securities and Exchange Commission relating to "penny stocks," which apply to companies whose shares are not traded on a national stock exchange or on the NASDAQ system, trade at less than $5.00 per share, or who do not meet certain other financial requirements specified by the Securities and Exchange Commission. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitable inquiries of investors, and provide investors with certain information concerning the risks of trading in such penny stocks. These rules may discourage or restrict the ability of brokers to sell our common shares and may affect the secondary market for our common shares. These rules could also hamper our ability to raise funds in the primary market for our common shares.

Possible Volatility of Share Prices

Our common shares are currently publicly traded on the Over-the-Counter Bulletin Board service of the National Association of Securities Dealers, Inc. The trading price of our common shares has been subject to wide fluctuations. Trading prices of our common shares may fluctuate in response to a number of factors, many of which will be beyond our control. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with no current business operation. There can be no assurance that trading prices and price earnings ratios previously experienced by our common shares will be matched or maintained. These broad market and industry factors may adversely affect the market price of our common shares, regardless of our operating performance.

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for us and a diversion of management's attention and resources.

Indemnification of Directors, Officers and Others

Our by-laws contain provisions with respect to the indemnification of our officers and directors against all expenses (including, without limitation, attorneys' fees, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that the person is one of our officers or directors) incurred by an officer or director in defending any such proceeding to the maximum extent permitted by Nevada law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of our company under Nevada law or otherwise, we have been advised the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Anti-Takeover Provisions

We do not currently have a shareholder rights plan or any anti-takeover provisions in our By-laws. Without any anti-takeover provisions, there is no deterrent for a take-over of our company, which may result in a change in our management and directors.

Reports to Security Holders

Under the securities laws of Nevada, we are not required to deliver an annual report to our shareholders but we intend to send an annual report to our shareholders.

ITEM 4. CONTROLS AND PROCEDURES

The registrant's Principal executive financial officer, based on their evaluation of the registrant's disclosure controls and procedures (as defined in Rules 13a-14 (c) of the Securities Exchange Act of 1934) as of December 31, 2003 have concluded that the registrants' disclosure controls and procedures are adequate and effective to ensure that material information relating to the registrants and their consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, particularly during the period in which this quarterly report has been prepared.

The registrant's principal executive officers and principal financial officer have concluded that there were no significant changes in the registrant's internal controls or in other factors that could significantly affect these controls subsequent to December 31, 2003 the date of their most recent evaluation of such controls, and that there was no significant deficiencies or material weaknesses in the registrant's internal controls.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.

We know of no material, active or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceedings or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholders are an adverse party or have a material interest adverse to us.

ITEM 2. CHANGES IN SECURITIES

On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under Rule 144 of the Securities and Exchange Act and at a later date, issue 5,000,000 common shares, restricted under Rule 144 of Securities and Exchange Act, subject to the Company paying not less than $1,000,000 in accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business is to provide servicing for the oil and gas industry.

The Company has determined that the transaction cannot be completed due to the inability to complete a comprehensive due diligence. The 5,475,000 shares of common stock previously transferred in anticipation of the completion of the transaction were returned to the treasury of the Company and cancelled.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

None

ITEM 4. SUMMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no items submitted to a vote of security holders during the quarter ended June 30, 2004.

ITEM 5. OTHER INFORMATION

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

a. Exhibits:

31.2 - Section 302 Certification for Chief Financial Officer

32.1 - Section 906 Certification for Chief Executive Officer

b. Reports on Form 8-K filed during the three months ended June 30, 2004.

None

Subsequent Events

On July 9, 2004, we filed an 8-K-A, with respect to Item 2, amending the Form 8-K filed on November 6,

Signatures

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2004 American Capital Alliance, Inc.

Jesse Fuller, President

James J. Carroll, Interim CFO

NT 10-Q 1 amercap301.htm

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

Commission File Number 000-49950

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q

[ ] Form N-SAR

For Period Ended: June 30, 2004

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has

verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

American Capital Alliance, Inc.
Full Name of Registrant

Prelude Ventures, Inc.
Former Name if Applicable

1400 N. Gannon Drive
2nd Floor
Hoffman Estates, IL 60194
Address of Principal Executive Office (Street and Number)
City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant cannot complete filing because Officers' responsible for preparing report were not able to furnish reports to the Auditor due to other Company matters and difficulty in obtaining certain information.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jesse Fuller (847) 310-9416

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMERICAN CAPITAL ALLIANCE, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 08/16/04 *By: /s/ Jesse Fuller*

------------------ --

Jesse Fuller
President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

(Form 12b-25-07/99)

8-K/A 1 amcap200.htm

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): October 9, 2003

American Capital Alliance, Inc.

(Exact name of registrant as specified in its charter)

Nevada

(State or other jurisdiction of incorporation)

000-49950 98-0232018

---------------- --------------------

(Commission File No.) (IRS Employer Identification No.)

1400 N. Gannon Drive

2nd Floor

Hoffman Estates, IL 60194

(847) 310-1400

(Address and telephone number of principal executive offices

and place of business)

Item 2. Acquisition or Disposition of Assets

Pursuant to the AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") dated the 9th day of October 2003, by and among Prelude Ventures, Inc ("Prelude"), now known as American Capital Alliance, Inc., ("AMAI") and Alliance Petroleum Products Company ("Alliance"), the parties have entered into an Amendment to the Agreement, dated the 24th day of June, 2004, whereby all previous conditions and contingencies are hereby deemed to have been completed or waived, and the transaction has been completed.

Pursuant to the Amendment to the Agreement, Alliance is now a wholly owned subsidiary of AMAI.

Item 7. Financial Statements and Exhibits

Financial Statements.

To be filed by Amendment

Pro Forma financial information.

To be filed by Amendment

Exhibits

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 24, 2004

American Capital Alliance, Inc.

By: Jesse Fuller

Jesse Fuller, President

10QSB 1 d10qsb.htm FORM 10Q-SB

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10Q-SB

Quarterly Report Pursuant to Section 13 or 15 (D)
of the Securities Act of 1934
for the quarterly period ended: March 31, 2004

Commission File number: 000-49950

American Capital Alliance, Inc.
(Exact name of small business issurer as specified in its charter)

Nevada
(State or other jurisdiction of Incorporation or organization)

98-0232018
(IRS Employee Identification No.)

1400 N. Gannon Drive
2nd Floor
Hoffman Estates, IL 60194
(Address of principal executive offices)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Common Stock, $0.001 par value	22,825,000
(Class)	**(Outstanding as of March 31, 2004)**

Table of Contents

American Capital Alliance, Inc.

Form 10Q-SB

Index

Table of Contents

AMERICAN CAPITAL ALLIANCE, INC.
(A Development Stage Company)

Interim Balance Sheets
March 31, 2004 and December 31, 2003

	(Unaudited) March 31, 2004	Audited December 31, 2003
ASSETS		
Cash and cash equivalents	$ 954	$ 35,432
Acquisition deposits	226,200	200,200
TOTAL ASSETS	$ 227,154	$ 235,632
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued liabilities	$ 91,139	$ 67,792
Total Liabilities	91,139	67,792
Stockholders' Equity		
Common stock, $0.001 par value; 100,000,000 shares authorized; 22,825,000 and 28,300,000 shares issued and outstanding, respectively	22,825	28,300
Additional paid-in capital	9,825,175	9,801,700
Deficit accumulated during the pre-exploration and development stages	(9,711,985)	(9,662,160)
	136,015	167,840
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 227,154	$ 235,632

The accompanying notes are an integral part of these financial statements.

Table of Contents

AMERICAN CAPITAL ALLIANCE, INC.
(A Development Stage Company)

Interim Statements of Operations
Three Month Periods Ended March 31, 2004 and 2003 – Unaudited

	March 31, 2004	March 31, 2003
Income	$ —	$ —
Expenses		
Acquisition expense	10,000	—
Accounting and audit fees	13,500	5,321
Bank charges	—	56
Consulting fees	1,500	—
Legal fees	18,715	5,657
Management fees	—	15,000
Office and miscellaneous	350	116
Transfer agent fees	1,783	306
Travel and entertainment	3,977	—
Total Expenses	49,825	26,456
NET LOSS FOR THE PERIOD	$ (49,825)	$ (26,456)
Loss per share	0.002	0.002
Weighted average number of shares outstanding	26,475,000	15,000,000

The accompanying notes are an integral part of these financial statements.

Table of Contents

AMERICAN CAPITAL ALLIANCE, INC.
(A Development Stage Company)

Interim Statements of Stockholders' Equity (Deficit)
Three Month Periods Ended March 31, 2004 and 2003 – Unaudited

	Common Stock			Deficit Accumulated During the Pre-exploration and development Stages	
	Number	Par Value	Additional Paid-In Capital		Total
Balance at December 31, 2002	15,000,000	$15,000	$ 85,000	$ (92,466)	$ 7,534
Net loss	—	—	—	(9,569,694)	(9,569,694)
Stock subscriptions shares issued	13,300,000	13,300	9,716,700	—	9,730,000
Balance at December 31, 2003	28,300,000	28,300	9,801,700	(9,662,160)	167,840
Net loss	—	—	—	(49,825)	(49,825)
Contributed capital	—	—	18,000	—	18,000
Stock shares cancelled	(5,475,000)	(5,475)	5,475	—	—
Balance at March 31, 2004	**22,825,000**	**$22,825**	**$9,825,175**	**$ (9,711,985)**	**$ 136,015**

The accompanying notes are an integral part of these financial statements.

Table of Contents

AMERICAN CAPITAL ALLIANCE, INC.
(A Development Stage Company)

Interim Statements of Cash Flows
Three Month Periods Ended March 31, 2004 and 2003 – Unaudited

	March 31, 2004	March 31, 2003
Cash flows from operating activities:		
Net loss	$(49,825)	$(26,456)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Acquisition deposits	(26,000)	—
Prepaid expenses	—	300
Increase (decrease) in operating liabilities:		
Accounts payable and accrued liabilities	23,347	5,822
Net cash used in operating activities	(52,478)	(20,334)
Cash flows from financing activities:		
Proceeds for additional paid-in capital	18,000	—
Loans payable	—	14,000
Net cash provided by financing activities	18,000	14,000
DECREASE IN CASH AND CASH EQUIVALENTS	(34,478)	(6,334)
Cash and cash equivalents, beginning of period	35,432	24,397
Cash and cash equivalents, end of period	$ 954	$ 18,063

The accompanying notes are an integral part of these financial statements.

Table of Contents

AMERICAN CAPITAL ALLIANCE, INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements
March 31, 2004 - Unaudited

Note A - Interim Reporting

While information presented in the accompanying interim three months financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. All adjustments are of a normal recurring nature. It is suggested that these interim financial statements be read in conjunction with the Company's December 31, 2003 financial statements.

Note B - Reorganization and Name Change

The Board of Directors (the "Board") by unanimous written consent dated as of November 18, 2003, and certain stockholders (the "Majority Stockholders") owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of November 18, 2003, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of Nevada, changed the Company's name to "American Capital Alliance, Inc." from Prelude Ventures, Inc.

Note C - Continuance of Operations

The financial statements have been prepared using accounting principles generally accepted in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At March 31, 2004, the Company has accumulated losses of $9,711,985, since its inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. The Company is currently pursuing new debt and equity financing in conjunction with the proposed acquisitions. Additionally, approximately $18,000 was raised during the quarter ended March 31, 2004, in a private placement whose proceeds were used for working capital needs, as well as a down payment toward the purchase of an option on one of the proposed acquisitions.

Operations

American Capital Alliance, Inc. (the "Company") is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities. The Company's current direction is in the manufacturing and distribution of petroleum and related products for the automotive industry.

Table of Contents

AMERICAN CAPITAL ALLIANCE, INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements - Continued
March 31, 2004 - Unaudited

Note D - Summary of Operations and Significant Accounting Policies

Development Stage

The Company is no longer classified as a pre-exploration stage company, since it has abandoned its mining lease. The Company is now a development stage company as defined in Statement of Financial Accounting Standards No. 7 in respect to its acquisitions.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109, "Accounting for Income Taxes".

Basic Loss Per Share

The Company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period.

Fair Value of Financial Instruments

The carrying value of cash, accounts payable and loans payable approximates fair value because of the short maturity of these instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

New Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

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AMERICAN CAPITAL ALLIANCE, INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements - Continued
March 31, 2004 - Unaudited

Note D - Summary of Operations and Significant Accounting Policies (Continued)

Impairment of Long Lived Assets

The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. In the opinion of management, no such impairment existed at March 31, 2004.

Note E - Commitments

Mining Lease

By a lease letter agreement effective March 9, 2001, and amended March 4, 2002 and September 4, 2002, the Company was granted the exclusive right to explore, develop and mine the Medicine Project property located in Elko County of the State of Nevada. The term of the lease was for 20 years, with automatic extensions so long as the conditions of the lease are met. During the year ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability.

Termination

During the third quarter of 2003, the Company agreed to issue 200,000 common shares to its former President for the settlement of management fees payable ($105,000), advances to the Company ($10,000) and termination expense ($355,000). The shares were valued at $2.35 per share, by prior consultants. These shares were issued to the former President during the quarter ended December 31, 2003, and were accounted for as an addition to paid in capital.

Note F - Non-Cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement.

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AMERICAN CAPITAL ALLIANCE, INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements - Continued
March 31, 2004 - Unaudited

Note G - Business Acquisitions

Business Acquisition Cancelled

On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under Rule 144 of the Securities and Exchange Act and at a later date, issue 5,000,000 common shares, restricted under Rule 144 of Securities and Exchange Act, subject to the Company paying not less than $1,000,000 in accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business is to provide servicing for the oil and gas industry.

The Company has determined that the transaction cannot be completed due to the inability to complete a comprehensive due diligence. The 5,475,000 shares of common stock previously transferred in anticipation of the completion of the transaction were returned to the treasury of the Company and cancelled.

In addition, on October 9, 2003, the Company entered into an agreement to acquire an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company must pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition. The termination of this transaction resulted in a $185,000 charge to operations in the form of acquisition expense for the year ended December 31, 2003 and $10,000 charged for the quarter ended March 31, 2004.

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AMERICAN CAPITAL ALLIANCE, INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements - Continued
March 31, 2004 - Unaudited

Note G - Business Acquisitions (Continued)

New Acquisitions

On October 9, 2003, the Company entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company shall be issued to Worldlink International Network, Inc. upon 24 months from the date hereof. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose, if the Company does not arrange the funding within 150 days from the date of the execution of the Alliance Agreement. Since the expiration of the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing.

In addition, On October 9, 2003, the Company entered into an agreement with the shareholders of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri, to acquire the rights to an option to purchase 100% of the outstanding shares of MPW ("MPW Option"). As consideration for the rights to this option, the Company must issue 5,000,000 shares of common stock. Upon exercise of the MPW Option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and pay $2,200,000 in cash. This MPW Option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. If the Company does not arrange the funding within 180 days from the date of the execution of the MPW agreement, MPW can rescind this agreement. Since the expiration of the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing and to waive the provisions related to exercising the option after the refinancing of the TSG debt.

In connection with these agreements, the Company entered into several service agreements.

The agreements above are subject to shareholder approval. Upon execution of these agreements, Alliance, TSG and MPW have become related to the Company through appointments of members of their Board of Directors to the Company's Board of Directors.

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AMERICAN CAPITAL ALLIANCE, INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Financial Statements - Continued
March 31, 2004 - Unaudited

Note G - Business Acquisitions (Continued)

The Company entered into the following service agreements:

- A professional services agreement was entered into on October 9, 2003, with Alpha Advisors, LLC for a term of one year and renewable for an additional year. The fee for these services is the issuance of 1,000,000 shares of common stock of the Company upon execution of the agreements (issued), $25,000 due at signing of the Tri-State Stores and Alliance Petroleum, Inc. agreements, and $6,000 payable on the first of each month thereafter. In addition, a finder's fee of 10% of any new financing shall be paid on funds being committed. Upon execution of this agreement, a director of Alpha Advisors, LLC was appointed to the Board of Directors of the Company. This director resigned from the Board of Directors during the first quarter of 2004 and was replaced.
- A consulting services agreement was entered into on October 9, 2003, with National Securities Corporation, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 1,000,000 shares of common stock of the Company (issued).
- A consulting services agreement was entered into on October 9, 2003, with New Century Consultants, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 1,000,000 shares of common stock of the Company (issued). New Century Consultants, Inc. will become a related party to the Company as it has agreed to purchase a significant portion of the Company's issued and outstanding shares.
- A consulting agreement was entered into on October 10, 2003, with Commonwealth Partners NY, LLC for a term of three years. The fee for this service is the issue of 200,000 free trading shares and 300,000 restricted shares (issued) of common stock of the Company.

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Item 2 Management's Discussion and Analysis of Financial Condition and Results of Operations.

FORWARD LOOKING STATEMENT

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or on our behalf. We disclaim any obligation to update forward looking statements.

OVERVIEW

History And Organization

American Capital Alliance, Inc., formerly Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the State of Nevada on May 24, 2000. The Company has commenced limited business operations and we are considered a development stage enterprise. To date, our activities principally have been limited to organizational matters, and examining business and financing opportunities for the Company. In connection with the organization of our company, the founding shareholder of our company contributed an aggregate of $25,000 cash in exchange for 1,000,000 shares of common stock and conducted a public offering of 1,500,000 common shares for $75,000. We have no significant assets.

New Acquisitions

On October 9, 2003, the Company entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois corporation and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock as partial consideration for the right to acquire 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company shall be issued to World-link International Network, Inc.

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after the expiration of 24 months from the date hereof. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to refinance and to pay a secured creditor of Alliance. As of the date hereof, this financing has not been completed. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose, if the Company does not arrange the funding within 150 days from the date of the execution of the Alliance Agreement.

In addition, on October 9, 2003, the Company entered into an agreement to acquire an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc. an Illinois corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG") and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO") (Tri-state, GMG and SASCO are collectively referred to herein as "TSG"). Upon exercise of the options, the Company must pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. As of the date hereof this transaction has not been completed.

In addition, on October 9, 2003, the Company entered into another agreement with the shareholders of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri to acquire the rights to an option to purchase 100% of the outstanding shares of MPW ("MPW Option"). As consideration for the rights to this option, the Company issued 5,000,000 shares of common stock. Upon exercise of the MPW Option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and $2,200,000. This MPW option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. This financing has not been completed.

The agreements above are subject to shareholder approval. Alliance, TSG and MPW have become related to the Company through the appointment of members of their boards of directors to the Company's board of directors.

The Company also entered into the following consulting and/or service agreements during 2003:

- A professional services agreement dated October 9, 2003 with Alpha Advisors, LLC for a term of one year and renewable for an additional year. The fee for these services was the issuance of 1,000,000 shares of common stock of the Company upon execution of the agreements, $25,000 due at signing of the Tri-State Stores and Alliance Petroleum, Inc. agreements and $6,000 payable on the first of each month thereafter. In addition, a finder's fee of 10% of any new financing shall be paid on funds being committed. Upon execution of this agreement, a director of Alpha Advisors, LLC may be appointed to the board of directors of the Company. Alpha Advisors has agreed to waive the $6,000 monthly fee.

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- A consulting services agreement dated October 9, 2003 with National Securities Corporation, Inc. for a term of six months renewable on a monthly basis. The fee for this service was the issuance of 1,000, 000 shares of common stock of the Company.
- A consulting services agreement dated October 9, 2003 with New Century Consultants, Inc. for a term of six months renewable on a monthly basis. The fee for this service was the issuance of 1,000,000 shares of common stock of the Company. New Century Consultants, Inc. may be a related party to the Company because it has agreed to purchase an amount of the Company's issued and outstanding shares.
- A consulting agreement dated October 10, 2003 with Commonwealth Partners NY, LLC for a term of three years. The fee for this service was the issuance of 200,000 free trading shares and 300,000 restricted shares of common stock of the Company.

Limited Operating History Need for Additional Capital

There is no historical financial information about our Company on which to base an evaluation of our performance. We are a development stage Company and have not generated any revenues from operations. We can not guarantee we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund the proposed acquisitions and our on-going operations.

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to shareholders.

Our auditors issued a going concern opinion on our audited financial statements for the year ended December 31, 2003. This means that our auditors believe there is doubt that we can continue as an on-going business for the next 12 months unless we obtain additional capital to finance our operations. This is because we have not generated any revenues and no revenues are anticipated until we complete any of the acquisitions described in this document or other acquisitions. Accordingly, we must raise money from sources other than the operations of this business. Our only other source of cash at this time is investments by others in our Company. We must raise cash to complete the acquisitions and stay in business.

To meet our need for cash, we are attempting to raise debt and equity financing to complete the acquisitions described in this document and fund the Company's on-going operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions, we will have to find alternate sources such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and can not raise it, we will either have to suspend operations until we do raise the cash or cease operations entirely.

Liquidity and Capital Resources

Since the Company's inception, the Company has raised approximately $100,000 from the sales of its common shares and approximately $482,000 from capital contributed by the Company's promoters. This money has been utilized for start-up costs and operating capital. As of March 31, 2004, the Company has sustained cumulative operating losses of $9,711,985, of which $8,778,000 is compensation expense related to the issuance of 13,300,000 common shares of stock related to two (2) on-going acquisitions.

In this regard, the Company's plan of operations for the next 12 months is to pursue business acquisitions, including the following:

New Acquisitions

On October 9, 2003, the Company entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company shall be issued to Worldlink International Network, Inc. upon 24 months from the date hereof. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to pay a secured creditor of Alliance. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose, if the Company does not arrange the funding within 150 days from the date of the execution of the Alliance Agreement. Since the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing.

In addition, On October 9, 2003, the Company entered into an agreement with the shareholders of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri, to acquire the rights to an option to purchase 100% of the outstanding shares of MPW ("MPW Option"). As consideration for the rights to this option, the Company must issue 5,000,000 shares of common stock. Upon exercise of the MPW Option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and pay $2,200,000 in cash. MPW is also an auto parts distributor. If the Company does not arrange the funding within 180 days from the date of the execution of the MPW agreement, MPW can rescind this agreement. Since the expiration of the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing.

Results of Operations

The Company is a development stage Company and has not generated any revenues from operations.

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During the quarter ended March 31, 2004, the Company incurred a loss of $49,825, which was primarily the result of the following:

Failed Acquisition

On October 9, 2003, the Company entered into an agreement to acquire an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company must pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition. The termination of this transaction resulted in a $185,000 charge to operations in the form of acquisition expense for the year ended December 31, 2003 and a $10,000 charge for the quarter ended March 31, 2004.

Consulting and accounting and audit fees

During the quarter ended March 31, 2004, the Company incurred consulting and accounting and audit fees related to it's financing, acquisition and on-going operations, as follows:

Annual audit and annual and quarterly SEC filings	$ 9,500
General accounting and legal	17,500
Financing Activities	5,215
Acquisition Activities	1,500
	$ 33,715

Travel Expenses

During the quarter ended March 31, 2004, the Company incurred travel expenses of $3,977 in relation to its acquisition activities.

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Item 3. Quantitative and Qualitative Disclosure about Market Risk

RISK FACTORS

Much of the information included in this registration statement includes or is based upon estimates, projections or other "forward looking statements". Such forward-looking statements include any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other "forward-looking statements" involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward-looking statements".

Our common shares are considered speculative during our search for a new business opportunity. Prospective investors should consider carefully the risk factors set out below.

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Government Regulation

To the best of our knowledge, we are not currently subject to direct federal, state or local regulation in the United States, other than regulations applicable to businesses generally.

Key personnel

All of our present officers or directors are key to our continuing operations, we rely upon the continued service and performance of these officers and directors, and our future success depends on the retention of these people, whose knowledge of our business and whose technical expertise would be difficult to replace. At this time, none of the officers or directors is bound by employment agreements, and as a result, any of them could leave with little or no prior notice.

If we are unable to hire and retain technical, sales and marketing and operations personnel, any business we acquire could be materially adversely affected. It is likely that we will have to hire a significant number of additional personnel in the future if we identify and complete the acquisition of a business opportunity, or if we enter into a business combination. Competition for qualified individuals is likely to be intense, and we may not be able to attract, assimilate, or retain additional highly qualified personnel in the future. The failure to attract, integrate, motivate and retain these employees could harm our business.

Limited Operating History. Need for Additional Capital

There is no historical financial information about our Company on which to base an evaluation of our performance. We are a development stage Company and have not generated any revenues from operations. We can not guarantee we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund the proposed acquisitions and our on-going operations.

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to shareholders.

We have not conducted or received results of market research indicating that there is a demand for the acquisition of a business opportunity or business combination as contemplated by our company. Even if there is demand for the acquisition of a business opportunity or combination as contemplated, there is no assurance we will successfully complete such an acquisition or combination.

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Regulation

Although we will be subject to regulation under the Securities Exchange Act of 1934, management believes that we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities. In the event that we engage in business combinations which result in us holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940, meaning that we would be required to register as an Investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to the status of our company under the Investment Company Act of 1940 and, consequently, any violation of such act would subject us to material adverse consequences.

Uncertain Ability to Manage Growth

Our ability to achieve any planned growth upon the acquisition of a suitable business opportunity or business combination will be dependent upon a number of factors including, but not limited to, our ability to hire, train and assimilate management and other employees and the adequacy of our financial resources. In addition, there can be no assurance that we will be able to manage successfully any business opportunity or business combination. Failure to manage anticipated growth effectively and efficiently could have a materially adverse effect on our business.

"Penny Stock" Rules May Restrict the Market for the Company's Shares

Our common shares are subject to rules promulgated by the Securities and Exchange Commission relating to "penny stocks," which apply to companies whose shares are not traded on a national stock exchange or on the NASDAQ system, trade at less than $5.00 per share, or who do not meet certain other financial requirements specified by the Securities and Exchange Commission. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitable inquiries of investors, and provide investors with certain information concerning the risks of trading in the such penny stocks. These rules may discourage or restrict the ability of brokers to sell our common shares and may affect the secondary market for our common shares. These rules could also hamper our ability to raise funds in the primary market for our common shares.

Possible Volatility of Share Prices

Our common shares are currently publicly traded on the Over-the-Counter Bulletin Board service of the National Association of Securities Dealers, Inc. The trading price of our common shares has been subject to wide fluctuations. Trading prices of our common shares may fluctuate in response to a number of factors, many of which will be beyond our control. The stock market has generally experienced extreme price and volume

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fluctuations that have often been unrelated or disproportionate to the operating performance of companies with no current business operation. There can be no assurance that trading prices and price earnings ratios previously experienced by our common shares will be matched or maintained. These broad market and industry factors may adversely affect the market price of our common shares, regardless of our operating performance.

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for us and a diversion of management's attention and resources.

Indemnification of Directors, Officers and Others

Our by-laws contain provisions with respect to the indemnification of our officers and directors against all expenses (including, without limitation, attorneys' fees, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that the person is one of our officers or directors) incurred by an officer or director in defending any such proceeding to the maximum extent permitted by Nevada law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of our company under Nevada law or otherwise, we have been advised the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Anti-Takeover Provisions

We do not currently have a shareholder rights plan or any anti-takeover provisions in our By-laws. Without any anti-takeover provisions, there is no deterrent for a take-over of our company, which may result in a change in our management and directors.

Reports to Security Holders

Under the securities laws of Nevada, we are not required to deliver an annual report to our shareholders but we intend to send an annual report to our shareholders.

ITEM 4. CONTROLS AND PROCEDURES

The registrant's Principal executive financial officer, based on their evaluation of the registrant's disclosure controls and procedures (as defined in Rules 13a-14 (c) of the Securities Exchange Act of 1934) as of December 31, 2003 have concluded that the registrants' disclosure controls and procedures are adequate and effective to ensure that material information relating to the registrants and their consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified by the

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SEC's rules and forms, particularly during the period in which this quarterly report has been prepared.

The registrant's principal executive officers and principal financial officer have concluded that there were no significant changes in the registrant's internal controls or in other factors that could significantly affect these controls subsequent to December 31, 2003 the date of their most recent evaluation of such controls, and that there was no significant deficiencies or material weaknesses in the registrant's internal controls.

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PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.

We know of no material, active or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceedings or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholders are an adverse party or have a material interest adverse to us.

ITEM 2. CHANGES IN SECURITIES

On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under Rule 144 of the Securities and Exchange Act and at a later date, issue 5,000,000 common shares, restricted under Rule 144 of Securities and Exchange Act, subject to the Company paying not less than $1,000,000 in accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business is to provide servicing for the oil and gas industry.

The Company has determined that the transaction cannot be completed due to the inability to complete a comprehensive due diligence. The 5,475,000 shares of common stock previously transferred in anticipation of the completion of the transaction were returned to the treasury of the Company and cancelled.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

None

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no items submitted to a vote of security holders during the quarter ended March 31, 2004.

ITEM 5. OTHER INFORMATION

None

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

a. Exhibits:

31.2 – Section 302 Certification for Chief Financial Officer

32.1 – Section 906 Certification for Chief Executive Officer

b. Reports on Form 8-K filed during the three months ended March 31, 2004.

None

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Signatures

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2004

American Capital Alliance, Inc.

/s/ JESSE FULLER

Jesse Fuller, President

/s/ JAMES J. CARROLL

James J. Carroll, Interim CFO

10KSB 1 d10ksb.htm FOR THE PERIOD ENDED DECEMBER 31, 2003

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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 10K-SB

Annual Report Under
the Securities Exchange Act of 1934
for Year Ended: December 31, 2003

Commission File Number: 000-49950

American Capital Alliance, Inc.
(Exact name of small business issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

98-0232018
(IRS Employer Identification No.)

1400 N. Gannon Drive
Second Floor
Hoffman Estates, IL 60195
(Address of principal executive offices)

(Former name or former address, if changed since last report)

Prelude Ventures, Inc.
2585 West 14th Avenue
Vancouver, BC, Canada V6K 2W6
(604) 817-8095

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐.

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The number of shares of the registrant's only class of common stock issued and outstanding, as of December 31, 2003 was 28, 308,000 common shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this Annual Report and Form 10-KSB, including some statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations", and "Business", are forward-looking statements about what may happen in the future. They include statements regarding our current beliefs, goals, and expectations about matters such as our expected financial position and operating results, our business strategy, and our financing plans. These statements can sometimes be identified by our use of forward-looking words such as "anticipate", "estimate", "expect", "intend", "may", "will", and similar expressions. We cannot guarantee that our forward-looking statements will turn out to be correct or that our beliefs and goals will not change. Our actual results could be very different from and worse than our expectations for various reasons. You are urged to carefully consider these factors, as well as other information contained in this Annual Report and Form 10-KSB and in our other periodic reports and documents filed with the Securities and Exchange Commission.

Item 1. Description of Business

Please see "Management's Discussion and Analysis of Financial Conditions and Results of Operations" included herein for a description of the Company's business activities.

Item 2. Description of Property

The Company's corporate headquarters are located at 1400 N. Gannon Drive, Second Floor, Hoffman Estates, Illinois 60195 and its telephone number is (847) 310-1400.

The Company's corporate and administrative headquarters are located in shared facilities in Hoffman Estates, Illinois. These facilities comprise approximately 1,500 square feet of space in a building leased by affiliates of the Company on a month to month basis. The Company currently bears no expense for its use of these facilities. The Company believes that its present facilities are adequate for its current level of operations. None of the Company's leased facilities are leased from affiliates of the Company.

Item 3 Legal Proceedings

2-1. We know of no material, active or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceedings or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholders are an adverse party or have a material interest adverse to us.

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Item 4. Submission of Matters to a Vote of Security Holders

There were no items submitted to a vote of security holders in the fourth quarter.

Item 5. Market for Common Equity and Related Stockholder Matters

Market Information

Transactions in the Company's common stock are reported on the OTC Bulletin Board under the symbol AMAI.

Holders. As of December 31, 2003, the Company estimates there were approximately 30 holders of record of the shares.

Dividends. The Company has never declared or paid a dividend on its common stock and management expects that substantial portion of the Company's earnings, if any, for the foreseeable future will be used to expand loan the Company's business. The decision to pay dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon he Company's earnings, its capital requirements, financial condition and other relevant factors dictated by the Company's business activities, if any.

Stock Price. The table below sets forth the estimated high and low sales price of the stock during the periods indicated.

Year ended December 31, 2003	High	Low
First Quarter	$2.47	$0.66
Second Quarter	$2.57	$1.50
Third Quarter	$2.90	$1.25
Fourth Quarter	$3.25	$0.75

Item 6. Management's Discussion and Analyses of Financial Conditions and Results of Operations

The following discussion provides additional information regarding the operations and financial condition of the Company for the two (2) calendar years ended December 31, 2003 and 2002. This discussion should be read in conjunction with the financial statements of the Company and the accompanying notes thereto.

The audited financial statements for the period ended December 31, 2003 are attached hereto.

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements

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are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or our behalf. We disclaim any obligation to update forward looking statements.

OVERVIEW

History And Organization

American Capital Alliance, Inc., formerly Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the State of Nevada on May 24, 2000. The Company has commenced limited business operations and we are considered a development stage enterprise. To date, our activities principally have been limited to organizational matters, and examining business and financing opportunities for the Company. In connection with the organization of our company, the founding shareholder of our company contributed an aggregate of $25,000 cash in exchange for 1,000,000 shares of common stock and conducting a public offering of 1,500,000 common shares of $75,000. We have no significant assets.

Prior Business Matters

On March 9, 2001, we acquired a 20 year mining lease from Steve Sutherland, the owner of 24 unpatented lode mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada.

During the nine months ended September 30, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability. Please see the Company's Schedule 14C Information Statement as filed with the Securities and Exchange Commission on February 13, 2004 and mailed or furnished to Shareholders on February 17, 2004, and incorporated herein by reference, for additional details on this matter.

Business Acquisition Canceled

On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under Rule 144 of the Securities Act of 1933 and at a later date, issue 5,000,000 common shares, restricted under Rule 144 subject to the Company paying not less than $1,000,000 accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business has to provide servicing for the oil and gas industry.

The Company determined that the transaction could not be completed due to the inability to complete a comprehensive due diligence. The shares of common stock previously transferred in anticipation of the completion of the transaction were returned to the treasury of the Company and canceled.

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New Acquisitions

On October 9, 2003, the Company entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois corporation and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock as partial consideration for the right to acquire 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company shall be issued to World-link International Network, Inc. after the expiration of 24 months from the date hereof. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to refinance and to pay a secured creditor of Alliance. As of the date hereof, this financing has not been completed. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose, if the Company does not arrange the funding within 150 days from the date of the execution of the Alliance Agreement.

In addition, on October 9, 2003, the Company entered into an agreement to acquire an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc. an Illinois corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG") and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO") (Tri-state, GMG and SASCO are collectively referred to herein as "TSG"). Upon exercise of the options, the Company must pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. As of the date hereof this transaction has not been completed.

In addition, on October 9, 2003, the Company entered into another agreement with the shareholders of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri to acquire the rights to an option to purchase 100% of the outstanding shares of MPW ("MPW Option"). As consideration for the rights to this option, the Company issued 5,0000,000 shares of common stock. Upon exercise of the MPW Option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and $2,200,000. This MPW option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. This financing has not been completed.

The agreements above are subject to shareholder approval. Alliance, TSG and MPW have become related to the Company through the appointment of members of their boards of directors to the Company's board of directors.

The Company also entered into the following consulting and/or service agreements during 2003:

- A professional services agreement dated October 9, 2003 with Alpha Advisors, LLC for a term of one year and renewable for an additional year. The fee for these services was the issuance of 1,000,000 shares of common stock of the Company upon execution of the agreements, $25,000 due at signing of the Tri-State Stores and Alliance Petroleum, Inc. agreements and $6,000 payable on the first of each month thereafter. In addition, a finder's fee of 10% of any new financing shall be paid on funds being committed. Upon execution of this agreement, a director of Alpha Advisors, LLC may be appointed to the board of directors of the Company. Alpha Advisors has agreed to waive the $6,000 monthly fee.

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- A consulting services agreement dated October 9, 2003 with National Securities Corporation, Inc. for a term of six months renewable on a monthly basis. The fee for this service was the issuance of 1,000, 000 shares of common stock of the Company.
- A consulting services agreement dated October 9, 2003 with New Century Consultants, Inc. for a term of six months renewable on a monthly basis. The fee for this service was the issuance of 1,000,000 shares of common stock of the Company. New Century Consultants, Inc. may be a related party to the Company because it has agreed to purchase certain of the Company's issued and outstanding shares.
- A consulting agreement dated October 10, 2003 with Commonwealth Partners NY, LLC for a term of three years. The fee for this service was the issuance of 200,000 free trading shares and 300,000 restricted shares of common stock of the Company.

We are a startup, development stage Company and have not yet started our business operations or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that our auditors believe there is doubt that we can continue as an on-going business for the next 12 months unless we obtain additional capital to finance our operations. This is because we have not generated any revenues and no revenues are anticipated until we complete any of the acquisitions described in this document or other acquisitions. Accordingly, we must raise money from sources other than the operations of this business. Our only other source of cash at this time is investments by others in our Company. We must raise cash to complete the acquisitions and stay in business.

To meet our need for cash, we are attempting to raise debt and equity financing to complete the acquisitions described in this document and fund the Company's on-going operations. There is no assurance that we will be able to raise these funds and stay in business. If we do not raise the funds required to complete any of the acquisitions, we will have to find alternate sources such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and can not raise it, we will either have to suspend operations until we do raise the cash or cease operations entirely.

Limited Operating History. Need for Additional Capital

There is no historical financial information about our Company on which to base an evaluation of our performance. We are a development stage Company and have not generated any revenues from operations. We can not guarantee we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund the proposed acquisitions and our on-going operations.

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dissolution to new shareholders.

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Limited and Capital Resources

Since the Company's inception, the Company has raised approximately $100,000 from the sales of its common shares and approximately $482,000 from capital contributed by the Company's promoters. This money has been utilized for start-up costs and operating capital. As of 12/31/03, the Company has sustained operating losses of $9,662,160, of which $8,778,000 is compensation expense related to the issuance of 13,300,000 common shares of stock related to two (2) on-going acquisitions.

In this regard, the Company's plan of operations for the next 12 months is to pursue business acquisitions, including the following:

New Acquisitions

On October 9, 2003, the Company entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company shall be issued to Worldlink International Network, Inc. upon 24 months from the date hereof. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to pay a secured creditor of Alliance. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose, if the Company does not arrange the funding within 150 days from the date of the execution of the Alliance Agreement. Since the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing.

In addition, On October 9, 2003, the Company entered into an agreement with the shareholders of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri, to acquire the rights to an option to purchase 100% of the outstanding shares of MPW ("MPW Option"). As consideration for the rights to this option, the Company must issue 5,000,000 shares of common stock. Upon exercise of the MPW Option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and pay $2,200,000 in cash. MPW is also an auto parts distributor. If the Company does not arrange the funding within 180 days from the date of the execution of the MPW agreement, MPW can rescind this agreement. Since the expiration of the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing.

Results of Operations

The Company is a development stage Company and has not generated any revenues from operations. During the years ended December 31, 2002, the Company incurred a net loss of $92,466 which was primarily the result of management, legal and professional fees related to the on-going operations of the business.

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During the year ended December 31, 2003, the Company incurred a loss of $9,569,694, which was primarily the result of the following:

Failed Acquisition

On October 9, 2003, the Company entered into an agreement to acquire an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company must pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition. The termination of this transaction resulted in a $185,000 charge to operations in the form of acquisition expense.

Termination Expense

During the third quarter, the Company agreed to issue 200,000 common shares to its former President for the settlement of management fees payable ($105,000), advances to the Company ($10,000) and termination expense ($355,000). The shares were valued at $2.35 per share, by prior consultants. These shares were issued to the former President during the quarter ended December 31, 2003, and were accounted for as an addition to paid in capital. This resulted in the Company recording $470,000 in charges, including $355,000 of termination expense and $115,000 of management fees.

Compensation Expense

In conjunction with the proposed acquisition of Alliance Petroleum Products Company, ("Alliance") and Motor Parts Warehouse, Inc. ("MPW") the Company issued 13,300,000 restricted shares of common stock. For financial statement purposes, these shares have been valued at $8,778,000 or $0.66 per share, based on their market value as of December 31, 2003 ($1.01), and applying a 35% discount for the shares not being marketable due to their restricted status.

Consulting and accounting and audit fees

During the years ended December 31, 2003, the Company incurred consulting and accounting and audit fees related to the financing, acquisition and on-going operations, as follows:

Annual audit and annual and quarterly SEC filings	$ 55,648
General accounting and legal	21,419
Financing Activities	31,000
Acquisition Activities	25,000
	$133,067

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Item 7. Financial Statements

AMERICAN CAPITAL ALLIANCE, INC.

FINANCIAL STATEMENTS
WITH
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

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Independent Auditors' Report

To the Board of Directors and Stockholders
American Capital Alliance, Inc.

We have audited the accompanying balance sheet of American Capital Alliance, Inc., FKA Prelude Ventures, Inc., (the Company) (a development stage company) as of December 31, 2003, and the related statement of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 2002, were audited by other auditors whose report dated March 14, 2003, on those statements included an explanatory paragraph that described certain conditions that raised substantial doubt as to its ability to continue as a going concern, as discussed in Note B to the financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the financial position of American Capital Alliance, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes B and C to the financial statements, the Company is in the development stage, and is dependent on its ability to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. These factors, along with other matters set forth in Note B, raise substantial doubt that the Company will be able to continue as a going concern. Management's plan regarding those matters is also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

April 27, 2004
St. Louis, Missouri

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AMERICAN CAPITAL ALLIANCE, INC.
(A Development Company)

Balance Sheets
December 31, 2003 and 2002

	2003	2002
ASSETS		
Cash and cash equivalents	$ 35,432	$ 24,397
Prepaid expenses	—	400
Acquisition deposits	200,200	—
TOTAL ASSETS	$ 235,632	$ 24,797
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued liabilities	$ 67,792	$ 7,263
Loans payable	—	10,000
Total Liabilities	67,792	17,263
Stockholders' Equity		
Common stock, $0.001 par value; 100,000,000 shares authorized; 28,300,000 and 15,000,000 shares issued and outstanding, respectively	28,300	15,000
Additional paid-in capital	9,801,700	85,000
Deficit accumulated during the pre-exploration and development stages	(9,662,160)	(92,466)
	167,840	7,534
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 235,632	$ 24,797

The accompanying notes are an integral part of these financial statements.

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AMERICAN CAPITAL ALLIANCE, INC.
(A Development Company)

Statements of Operations
Years ended December 31, 2003 and 2002

	2003	2002
Income		
Forgiveness of debt	$ 32,442	$ —
Expenses		
Acquisition expense	196,200	—
Accounting and audit fees	60,148	17,655
Bank charges	241	473
Consulting fees	57,000	—
Filing fees	—	7,185
Foreign exchange loss	—	692
Legal fees	15,919	26,858
Management fees	136,890	22,500
Office and miscellaneous	492	660
Resource property costs	—	12,688
Transfer agent fees	2,246	3,755
Compensation expenses	8,778,000	—
Termination expenses	355,000	—
Total Expenses	9,602,136	92,466
NET LOSS	$ (9,569,694)	$ (92,466)
Loss per share	0.57	0.01
Weighted average number of shares outstanding	16,915,890	12,780,822

The accompanying notes are an integral part of these financial statements.

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AMERICAN CAPITAL ALLIANCE, INC.
(A Development Company)

Statements of Stockholders' Equity (Deficit)
Years ended December 31, 2003 and 2002

	Common Stock				
	Number	Par Value	Additional Paid-In Capital	Deficit Accumulated During the Pre-exploration and development Stages	Total
Balance at December 31, 2001	6,000,000	$ 6,000	$ 19,000	$ (57,710)	$ (32,710)
Net loss	—	—	—	(34,756)	(34,756)
Stock subscriptions received	9,000,000	9,000	66,000	—	75,000
Balance at December 31, 2002	15,000,000	15,000	85,000	(92,466)	7,534
Net loss	—	—	—	(9,569,694)	(9,569,694)
Stock subscriptions shares issued	13,300,000	13,300	9,716,700	—	9,730,000
Balance at December 31, 2003	28,300,000	$28,300	$9,801,700	$(9,662,160)	$ 167,840

The accompanying notes are an integral part of these financial statements.

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AMERICAN CAPITAL ALLIANCE, INC.
(A Development Company)

Statements of Cash Flows
Years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net loss	$(9,569,694)	$ (92,466)
Compensation and termination expenses in exchange for shares	9,248,000	—
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Acquisition deposits	(200,200)	—
Prepaid expenses	400	(400)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued liabilities	60,529	7,263
Net cash used in operating activities	(460,965)	(85,603)
Cash flows from financing activities:		
Shares issued	—	100,000
Proceeds for additional paid-in capital	482,000	—
Loans payable	(10,000)	10,000
Net cash provided by financing activities	472,000	110,000
INCREASE IN CASH AND CASH EQUIVALENTS	11,035	24,397
Cash and cash equivalents, beginning of year	24,397	—
Cash and cash equivalents, end of year	$ 35,432	$ 24,397

The accompanying notes are an integral part of these financial statements.

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Note A - Reorganization and Name Change

The Board of Directors (the "Board") by unanimous written consent dated as of November 18, 2003, and certain stockholders (the "Majority Stockholders") owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of November 18, 2003, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of Nevada, changed the Company's name to "American Capital Alliance, Inc." from Prelude Ventures, Inc.

Note B - Continuance of Operations

The financial statements have been prepared using accounting principles generally accepted in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At December 31, 2003, the Company has accumulated losses of $9,754,160 since its inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. The Company is currently pursuing new debt and equity financing in conjunction with the proposed acquisitions. Additionally, approximately $482,000 was raised during the quarter ended December 31, 2003, in a private placement whose proceeds were used for working capital needs, as well as a down payment toward the purchase of an option on one of the proposed acquisitions.

Note C - Summary of Operations and Significant Accounting Policies

Operations

American Capital Alliance, Inc. (the "Company") is a Chicago based holding company with an agenda to acquire, merge, and manage various business opportunities. The Company's current direction is in the manufacturing and distribution of petroleum and related products for the automotive industry.

Development Stage

The Company is no longer classified as a pre-exploration stage company, since it has abandoned its mining lease. The Company is now a development stage company as defined in Statement of Financial Accounting Standards No. 7 in respect to its acquisitions.

Note C - Summary of Operations and Significant Accounting Policies (Continued)

Use of Estimates in Financial Statement Preparation

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

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Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109, "Accounting for Income Taxes".

Basic Loss Per Share

The Company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period.

Fair Value of Financial Instruments

The carrying value of cash, accounts payable and loans payable approximates fair value because of the short maturity of these instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

New Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

Note C - Summary of Operations and Significant Accounting Policies (Continued)

Impairment of Long Lived Assets

The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The measurement of possible impairment is based on the ability to recover the balance of assets from expected future operating cash flows on an undiscounted basis. In the opinion of management, no such impairment existed at December 31, 2003.

Note D - Commitments

Mining Lease

By a lease letter agreement effective March 9, 2001, and amended March 4, 2002 and September 4, 2002, the Company was granted the exclusive right to explore, develop and mine the Medicine Project property located in Elko County of the State of Nevada. The term of the lease was for 20 years, with automatic extensions so long as the conditions of the lease are met. During the year ended December 31, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability.

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Termination

During the third quarter, the Company agreed to issue 200,000 common shares to its former President for the settlement of management fees payable ($105,000), advances to the Company ($10,000) and termination expense ($355,000). The shares were valued at $2.35 per share, by prior consultants. These shares were issued to the former President during the quarter ended December 31, 2003, and were accounted for as an addition to paid in capital.

Note E - Income Taxes

Deferred Tax Assets

The Financial Accounting Standards Board issued Statement No. 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after March 15, 1992. FAS 109 requires the use of the asset and liability method of accounting for income taxes. Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The following table summarizes the significant components of the Company's deferred tax assets:

	2003	2002
Gross deferred tax assets (non-capital loss carryforward)	**3,284,000**	13,870
Valuation allowance for deferred tax asset	**(3,284,000)**	(13,870)
	$ —	$ —

Income Taxes

No provision for income taxes has been provided in these financial statements due to the net loss. At December 31, 2003, the Company has net operating loss carryforwards, which expire commencing in 2022, totaling approximately $9,754,000, the benefit of which has not been recorded in the financial statements.

Note F - Non-Cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement.

The Company has recorded a termination expense in respect to the termination of its former President and has issued 200,000 common shares at $2.35 per share to satisfy the total liability which includes the termination expense, unpaid management fees and unpaid advances to the Company. (See Note D)

http://sec.gov/Archives/edgar/data/1138593/000119312504074227/d10ksb.htm 10/10/2008

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Note G—Business Acquisitions

Business Acquisition Cancelled

On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under Rule 144 of the Securities and Exchange Act and at a later date, issue 5,000,000 common shares, restricted under Rule 144 of Securities and Exchange Act, subject to the Company paying not less than $1,000,000 in accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business is to provide servicing for the oil and gas industry.

The Company has determined that the transaction cannot be completed due to the inability to complete a comprehensive due diligence. Therefore, the shares issued in relation to this transaction were returned to the treasury of the Company on February 25, 2004.

In addition, on October 9, 2003, the Company entered into an agreement to acquire an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG"), and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO"). Tri-State, GMG and SASCO are collectively referred to herein as "TSG." Upon exercise of the option, the Company must pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market. During the first quarter of 2004, the Company elected not to continue to pursue this acquisition. The termination of this transaction resulted in a $185,000 charge to operations in the form of acquisition expense.

New Acquisitions

On October 9, 2003, the Company entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance"), an Illinois Corporation, and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company shall be issued to Worldlink International Network, Inc. upon 24 months from the date hereof. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to pay Harris Bank, a secured creditor of Alliance. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose, if the Company does not arrange the funding within 150 days from the date of the execution of the Alliance Agreement. Since the expiration of the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing.

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Note G - Business Acquisitions (Continued)

New Acquisitions (Continued)

In addition, On October 9, 2003, the Company entered into an agreement with the shareholders of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri, to acquire the rights to an option to purchase 100% of the outstanding shares of MPW ("MPW Option"). As consideration for the rights to this option, the Company must issue 5,000,000 shares of common stock. Upon exercise of the MPW Option, the Company must issue an additional 5,000,000 shares of common stock to the shareholders of MPW and pay $2,200,000 in cash. This MPW Option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor. If the Company does not arrange the funding within 180 days from the date of the execution of the MPW agreement, MPW can rescind this agreement. Since the expiration of the option period has expired, the principals of the transactions have verbally agreed to extend the option period pending completion of the financing and to waive the provisions related to exercising the option after the refinancing of the TSG debt.

In connection with these agreements, the Company entered into several service agreements.

The agreements above are subject to shareholder approval. Upon execution of these agreements, Alliance, TSG and MPW have become related to the Company through appointments of members of their Board of Directors to the Company's Board of Directors.

The Company entered into the following service agreements:

- A professional services agreement was entered into on October 9, 2003, with Alpha Advisors, LLC for a term of one year and renewable for an additional year. The fee for these services is the issuance of 1,000,000 shares of common stock of the Company upon execution of the agreements (issued), $25,000 due at signing of the Tri-State Stores and Alliance Petroleum, Inc. agreements, and $6,000 payable on the first of each month
- thereafter. In addition, a finder's fee of 10% of any new financing shall be paid on funds being committed. Upon execution of this agreement, a director of Alpha Advisors, LLC was appointed to the Board of Directors of the Company. This director resigned from the Board of Directors during the first quarter of 2004 and was replaced.

Note G - Business Acquisitions (Continued)

New Acquisitions (Continued)

- A consulting services agreement was entered into on October 9, 2003, with National Securities Corporation, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 1,000,000 shares of common stock of the Company (issued).
- A consulting services agreement was entered into on October 9, 2003, with New Century Consultants, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 1,000,000 shares of common stock of the Company (issued). New Century Consultants, Inc. will become a related party to the Company as it has agreed to purchase a significant portion of the Company's issued and outstanding shares.

Table of Contents

- A consulting agreement was entered into on October 10, 2003, with Commonwealth Partners NY, LLC for a term of three years. The fee for this service is the issue of 200,000 free trading shares and 300,000 restricted shares (issued) of common stock of the Company.

PART III

Item 8. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None

Item 8-A. Controls and Procedures

The registrant's Principal executive financial officer, based on their evaluation of the registrant's disclosure controls and procedures (as defined in Rules 13a-14 (c) of the Securities Exchange Act of 1934) as of December 31, 2003 have concluded that the registrants' disclosure controls and procedures are adequate and effective to ensure that material information relating to the registrants and their consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, particularly during the period in which this quarterly report has been prepared.

The registrant's principal executive officers and principal financial officer have concluded that there were no significant changes in the registrant's internal controls or in other factors that could significantly affect these controls subsequent to December 31, 2003 the date of their most recent evaluation of such controls, and that there was no significant deficiencies or material weaknesses in the registrant's internal controls.

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act.

(a) Recent Sales of Unregistered Securities.

The Company has never declared or paid a dividend on its Common Stock, and management expects that a substantial portion of the Company's earnings, if any, for the foreseeable future will be used to expand loan origination and servicing capabilities. The decision to pay dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements, financial condition and other relevant factors such as loan covenants or other contractual obligations.

(b) At September 20, 2003, the Company agreed to issue 200,000 common shares to its former President for the settlement of management fees payable ($105,000), advances to the Company $10,000) and termination expense ($355,000). The shares have been valued at $2.35 per share.

(c) Use of Proceeds - N/A

Item 10. Executive Compensation

AMERICAN CAPITAL ALLIANCE, INC.
SUMMARY COMPENSATION TABLE
Annual Compensation

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation
Jesse Fuller, Chairman of The Board President and Chief Executive Officer	2003	- 0 -	- 0 -	- 0 -
Laurence J. Griffin, Vice Chairman of the Board, President, Tri-State Acquisition Corp.	2003	- 0 -	- 0 -	- 0 -
Christopher J. Hanson Director, Senior Vice President of Marketing and Legal Affairs	2003	- 0 -	- 0 -	- 0 -
Al Guidice, Director and Secretary	2003	- 0 -	- 0 -	- 0 -
Richard Stefil, President, Alliance Petroleum, Inc.	2003	- 0 -	- 0 -	- 0 -
Donald Mago, Senior Vice President	2003	- 0 -	- 0 -	- 0 -
Al Cilella, Vice President and Asst. to the Chairman	2003	- 0 -	- 0 -	- 0 -

Table of Contents

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters.

The following table sets forth information as of December 31, 2003, with respect to the beneficial ownership of the 28, 300, 000 outstanding shares of the Company's Common Stock by (I) each person known by the Company to beneficially own five percent or more of the outstanding shares; (ii) the Company's officers and directors; and (iii) the Company's officers and directors as a group. A person is deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within sixty (60) days.

Nature and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Perc (%) Class
Jesse Fuller (3)	3,375,000	11.9
Lawrence J. Griffin (3)	1,125,000	3.9
Christopher A. Hanson (3)	0	0%
Virginia Gefgert (6)	1,350,000	4.7
Al Gudice (3)	1,125,000	3.9
Richard Stefiel (3)	400,000	*
Donald Mago (3)	1,125,000	3.9
Frank Mago (3)	1,125,000	3.9
Al Cilella (3)	375,000	*
Michael S. Krome (4) 8 Teak Court Lake Grove, New York 11755	2,100,000	7.4%
New Century Capital Consultants, Inc. One Great Neck Road	1,250,000	4.4%
Bill Paul, Attorney, ITF (5) William Burns PO Box 712 Grimshaw Alberta, Canada TOH 1WO	1,750,000	6.1%
Richard Quinney (5) PO Box 712 Grimshaw Alberta, Canada TOH 1WO	2,874,000	10.1
Directors and Officer as a group (9 persons)	10,000,000	35.3

(2) Indicates ownership is less than 5% of the issued and outstanding shares.

(3) Unless otherwise indicated, the address of each beneficial owner is c/o American Capital Alliance, Inc. 1400 N. Gannon drive, 2nd Floor, Hoffman Estates, IL 60194.

(4) Beneficial ownership as reported in the table above has been determined in accordance with Item 403 of Regulation S-K of the Securities Act of 1933 and Rule 13 (d)-3 of the Securities Exchange Act, and based upon 28, 718, 302 shares of Common Stock outstanding.

(5) Officer and/or Director of the Company.

(6) Michael S. Krome, Esq., is acting as Escrow Agent for the shares held in his name, pursuant to 14D previously filed.

(7) Shares issued as part of the transaction with Pascal Energy, Inc. and to be returned to treasury. Percentages listed include these shares.

(8) Virginia Gefgert is the mother of Christopher A. Hanson, and Mr. Hanson should be considered the beneficial owner for purposes of control of the Registrant.

Table of Contents

Item 12. Certain Relationships and Related Transactions

In early 2003, American Group Financial, Inc. (AGF), an entity controlled by Jesse Fuller, the current president of the registrant entered into an agreement with Store Tech Development, Inc. (STD) to provide financing services and oil bottling services. AFG was acting on behalf of Alliance Petroleum Products Company (APPC) in connection with the oil bottling services. Later in 2003, STD changed its name to Pit Crew Inc. (Pit Crew)

After the October 9, 2003 option agreements wherein APPC was to be acquired by the Registrant, Pit Crew entered into an agreement with the registrant for Pit Crew to purchase all of its bottled oil from APPC. In exchange for this exclusive agreement, the registrant issued 1.5 million shares of common stock to Pit Crew and agreed to pay an additional 1.5 million shares based upon Pit Crew completing certain levels of bottled oil purchases from the registrant.

In exchange for AFG arranging the exclusive supply agreement with Pit Crew, Pit Crew agreed to pay AFG a fee in the form of the issuance of certain shares of Pit Crew's restricted common stock.

Item 13. Exhibits and Reports on Form 8-K.

a. Exhibits:
   - 31.2 – Section 302 Certification for Chief Financial Officer
   - 32.1 – Section 906 Certification for Chief Executive Officer

b. The following reports on Form 8-K have been filed by the Company during the period covered by this report.
   - Form 8-K dated 11/06/2003
   - Form 8-K dated 08/13/2003
   - Form 8-K dated 04/15/2003

Item 14. Principal Accountant Fees and Survey.

Brown Smith Wallace, LLC prepared Annual Audit for the year ended December 31, 2003, and the fees were $13,500.

Amisano Hanson prepared the Annual Audit for the year ended December 31, 2002 and the quarterly filings during 2002. Their fees for these services were approximately $4,500.

Table of Contents

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2004

American Capital Alliance, Inc.

/s/ Jesse Fuller

Jesse Fuller, President

/s/ James J. Carroll

James J. Carroll, Interim CFO

<DOCUMENT>
<TYPE>NT 10-K
<SEQUENCE>1
<FILENAME>dnt10k.txt
<DESCRIPTION>NOTIFICATION OF LATE FILING
<TEXT>
<PAGE>

OMB APPROVAL

OMB Number: 3235-0058
Expires: January 31, 2005
Estimated average burden
hours per response......2.50

SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [_] Form 20-F [_] Form 11-K
[_] Form 10-Q [_] Form N-SAR

For Period Ended: December 31, 2003

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

American Capital Alliance, Inc.

Full Name of Registrant
Prelude Ventures, Inc.

Former Name if Applicable
1400 N. Gannon Drive 2nd Floor

Address of Principal Executive Office (Street and Number)
Hoffman Estates, IL 60194

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]
- (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
- (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
- (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Jesse Fuller	847	310-1400
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [_] No

---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion

thereof? [_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

==

American Capital Alliance, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 7, 2004 By /s/ Jesse Fuller, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this Chapter).

Last update: 10/8/2002

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>DEFA14C
<SEQUENCE>1
<FILENAME>v01526.txt
<TEXT>

SCHEDULE 14C INFORMATION
(Rule 14c-101)

Information Statement Pursuant to Section 14(c)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Filed by the Registrant

|X| Filed by a party other than the Registrant

|_| Check the appropriate box:

|_| Preliminary Proxy Statement

|_| Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

|X| Definitive Proxy Statement

|_| Definitive Additional Materials

|_| Soliciting Material Pursuant to ss.240.14a-11(c) or ss.240.14a-12

PRELUDE VENTURES, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement,
if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

|X| No fee required

|_| Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction: (5) Total fee paid:

|_| Fee paid previously with preliminary materials.

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

<PAGE>

INFORMATION STATEMENT
TO STOCKHOLDERS
OF
PRELUDE VENTURES, INC.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194

THIS INFORMATION STATEMENT IS BEING PROVIDED TO YOU BY
THE BOARD OF DIRECTORS OF THE COMPANY.
WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED
NOT TO SEND US A PROXY.

This Information Statement is furnished to holders of shares of common stock, $.0001 par value (the "Common Stock"), of Prelude Ventures Inc. (the "Company") to notify such stockholders that on or about November 19, 2003 the Company received written consents in lieu of a meeting of stockholders from holders of a majority of the shares of Common Stock representing in excess of 51 % of the total issued and outstanding shares of voting stock of the Company (the "Majority Stockholders") approving the Certificate of Amendment to the Certificate of Incorporation of the Company, pursuant to which the Company's name will change to "American Capital Alliance, Inc." (the "Stockholder Matter").

This Information Statement describing the approval of the Stockholder Matter is first being mailed or furnished to the Company's stockholders on or about February 12, 2004, and such matters shall not become effective until at least 10 days thereafter. Expenses in connection with the distribution of this Information Statement will be paid by the Company and are anticipated to be less than $10,000.

The Board of Directors knows of no other matters other than those described in this Information Statement which have been recently approved or considered by the holders of a majority of the shares of the Company's voting stock.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Form 10-KSB and 10-QSB (the "1934 Act Filings") with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained at the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site on the Internet (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission through the Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").

<PAGE>

The following documents as filed with the Commission by the Company are incorporated herein by reference: (1) Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003 (2) Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003; (3) Quarterly Report on Form 10-QSB for the quarter ended March 31, 2003; (4) Annual Report on Form 10-KSB, as amended for the year ended December 31, 2002; and (5) Form 8-K's dated April 15, 2003, August 13, 2003 and November 16, 2003.

OUTSTANDING VOTING SECURITIES

As of February 9, 2004 (the "Record Date"), out of the 100,000,000 shares of Common Stock authorized there were 22,843,000 shares of Common Stock issued and outstanding, and out of the 10,000,000 shares of preferred stock authorized there were no shares of the preferred stock outstanding.

Only holders of record of the Common Stock at the close of business on the Record Date were entitled to participate in the written consent of the Company's stockholders. Each share of Common Stock was entitled to one (1) vote.

The Company's Board of Directors approved this action on November 18, 2003 and recommended that the Articles of Incorporation be amended in order to effectuate the name change.

The proposed Amendment to the Articles of Incorporation to amend the name of the Corporation to "American Capital Alliance, Inc." was filed with the Nevada Secretary of State and was effective on November 19, 2003. If the proposed Amendment were not adopted by written majority shareholder consent, it would have been necessary for this action to be considered by the Company's shareholders at a special shareholder's meeting convened for the specific purpose of approving the Amendment.

The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the "Nevada Law"). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

<PAGE>

The Board of Directors of the Company has determined that all Shareholders

MUST return their certificates to have them re-issued by the Transfer Agent. Along with this Information Statement, the Transfer Agent will send a Letter of Transmittal for each shareholder to return the shares with the previous name of the Company in order to have new certificates issued.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of February 9, 2004, with respect to the beneficial ownership of the 22,843,000 outstanding shares of the Company's Common Stock by (i) each person known by the Company to beneficially own five percent or more of the outstanding shares; (ii) the Company's officers and directors; and (iii) the Company's officers and directors as a group. A person is deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within sixty (60) days.

Nature and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percentage (%) of Class
Jesse Fuller (3)	3,375,000	14.2%
Lawrence J. Griffin (3)	1,125,000	4.7
Christopher A. Hanson (3)	0	*
Virginia Gefgert	1,350,000	5.6
Al Gudice (3)	1,125,000	4.7
Richard Stefiel (3)	400,000	*
Donald Mago (3)	1,125,000	4.7
Frank Mago (3)	1,125,000	4.7
Al Cilella (3)	375,000	*
New Century Capital Consultants, Inc. One Great Neck Road, Great Neck, NY 10021	1,250,000	5.2
Directors and Officer as a Group (9 persons)	10,000,000	41.9%

----

* Indicates ownership is less than 5% of the issued and outstanding shares.

(1) Unless otherwise indicated, the address of each beneficial owner is c/o Prelude Ventures, Inc., 1400 N. Gannon Drive, 2nd Floor, Hoffman Estates, IL 60194.

(2) Beneficial ownership as reported in the table above has been determined in accordance with Item 403 of Regulation S-K of the Securities Act of 1933 and Rule 13(d)-3 of the Securities Exchange Act, and based upon 28,718,302 shares of Common Stock outstanding.

(3) Officer and/or Director of the Company

4

<PAGE>

DESCRIPTION OF THE STOCKHOLDER MATTER

Approval of the Certificate of Amendment to the Company's Certificate of

Incorporation and related actions.

The Board of Directors (the "Board") by unanimous written consent dated as of November 18, 2003, and certain stockholders (the "Majority Stockholders") owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of November 18, 2003, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of the State of Nevada changed the Company's name to "American Capital Alliance, Inc.", and will not be effective earlier than 20 days after the mailing of this Information Statement. The Company recently entered into the transaction recently disclosed in the 8-K filing of November 16, 2003, to wit, the Stock Purchase Agreement with Alliance Petroleum Products Company, and a Rider to Agreement and Plan of Merger, along with the Agreement to purchase an option to purchase the assets and certain liabilities of Tri-State Stores, Inc. ("Tri-State"), GMG Partners LLC, ("GMG") and SASCO Springfield Auto Supply Company, ("SASCO") (Tri-State, GMG and SASCO are collectively referred to herein as "Tri States Stores), and the Agreement with the shareholders of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri, for the option to purchase all of the outstanding shares of MPW (collectively, the "Marketing Business).

Finally, the Company has cancelled the Agreement to acquire an aggregate of 10,000,000 shares of common stock, being all of the issued and outstanding shares of Pascal Energy, Inc. from that company and its shareholders due to the inability to complete a comprehensive due diligence and difficulties in completing an audit of the financials of Pascal Energy. The shares of common stock, previously issued in anticipation of the completion of the transaction has been returned to the treasury of the Registrant and cancelled, leaving approximately 22,843,000 shares issued and outstanding as of February 9, 2004.

The Company's Marketing Business intends to market certain products under the Tri-States Stores banner and private label automotive products manufactured by Alliance for Tri State Stores, and other sellers. The Company believes that its new name is more reflective of the Company's current business strategy and will facilitate a better understanding by the Company's customers and shareholders of the nature of the Company's new business.

Procedure for the Approval of the Certificate of Amendment to the Company's Certificate of Incorporation

The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the "Nevada Law"). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

<PAGE>

Required Approvals Obtained

The Board, by its unanimous written consent (the "Board Consent"), adopted resolutions approving the Certificate of Amendment to the Company's Certificate of Incorporation to amend the name of the Corporation to "American Capital Alliance, Inc." On the Record Date, the only issued and outstanding shares of the Company's capital stock entitled to vote on the proposed amendment were 28,30,000 shares of the Company's common stock, par value $.0001 per share (the "Common Stock"), of which the Majority Stockholders held in excess of 51% of the total stock entitled to vote on the proposed amendment. On November 18, 2003, the Majority Stockholders, by written consent in lieu of a meeting, approved the Certificate of Amendment to the Company's Certificate of Incorporation, a copy of which is attached to this Information Statement as Exhibit A. No further consents, votes or proxies are or were necessary to effect the approval of Certificate of Amendment to the Company's Certificate of Incorporation.

Dissenters' Rights of Appraisal.

Under Nevada Law, our dissenting shareholders, if any, are not entitled to appraisal rights with respect to our amendment, and we will not independently provide our shareholders with any such right.

IF YOU HAVE ANY QUESTIONS REGARDING THIS INFORMATION STATEMENT,

PLEASE CONTACT:

Mr. Jesse Fuller
American Capital Alliance, Inc.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194
(847) 310-9416

By order of the Board of Directors of
American Capital Alliance, Inc.

By: /s/ Jesse Fuller

Name: Jesse Fuller
Title: Chief Executive Officer
and President

<PAGE>

Exhibit A

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
PRELUDE VENTURES INC.

<PAGE>

[SEAL]

Dean Heller
Secretary of State

20th North [illegible] Street
Carson City, Nevada 95701-4201

FILED# C14604
NOV 19 2003

IN THE OFFICE OF
/s/ Dean Heller

[ILLEGIBLE] DEAN HELLER, SECRETARY OF STATE

[ILLEGIBLE]

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporation
(Pursuant to MRS 76.385 and 76.390 - After Insurance of Stock)
- Remit in Duplicate -

1. Name of corporation: PRELUDE VENTURES, INC.

2. The articles have been amended as follows (provide article numbers, if available):

The name of the corporation shall be changed from Prelude ventures, Inc. to American Capital Alliance, Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment Is 50% .

4. Official Signature (Required):

/s/ Robert S. Luce

Robert S. Luce, Assistant Secretary

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.

[illegible] [illegible]

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>DEF 14C
<SEQUENCE>1
<FILENAME>v01232_def14c.txt
<DESCRIPTION>DEFINITIVE INFORMATION STATEMNT
<TEXT>

SCHEDULE 14C INFORMATION
(Rule 14c-101)

Information Statement Pursuant to Section 14(c)
of the Securities Exchange Act of 1934

Filed by the Registrant |X| Filed by a party other than the Registrant |_|
Check the appropriate box:

|_| Preliminary Proxy Statement
|_| Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
|X| Definitive Proxy Statement
|_| Definitive Additional Materials
|_| Soliciting Material Pursuant to ss.240.14a-11(c) or ss.240.14a-12

PRELUDE VENTURES, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
|X| No fee required
|_| Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1) Title of each class of securities to which transaction applies:
(2) Aggregate number of securities to which transaction applies:
(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
(4) Proposed maximum aggregate value of transaction:
(5) Total fee paid:
|_| Fee paid previously with preliminary materials.
|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1) Amount Previously Paid:
(2) Form, Schedule or Registration Statement No.:
(3) Filing Party:
(4) Date Filed:

<PAGE>

INFORMATION STATEMENT
TO STOCKHOLDERS
OF
PRELUDE VENTURES, INC.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194

THIS INFORMATION STATEMENT IS BEING PROVIDED TO YOU BY
THE BOARD OF DIRECTORS OF THE COMPANY.
WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED
NOT TO SEND US A PROXY.

This Information Statement is furnished to holders of shares of common stock, $.0001 par value (the "Common Stock"), of Prelude Ventures Inc. (the "Company") to notify such stockholders that on or about November 19, 2003 the Company received written consents in lieu of a meeting of stockholders from holders of a majority of the shares of Common Stock representing in excess of 51 % of the total issued and outstanding shares of voting stock of the Company (the "Majority Stockholders") approving the Certificate of Amendment to the Certificate of Incorporation of the Company, pursuant to which the Company's name will change to "American Capital Alliance, Inc." (the "Stockholder Matter").

This Information Statement describing the approval of the Stockholder Matter is first being mailed or furnished to the Company's stockholders on or about January 20, 2004, and such matters shall not become effective until at least 20 days thereafter. Expenses in connection with the distribution of this Information Statement will be paid by the Company and are anticipated to be less than $10,000.

The Board of Directors knows of no other matters other than those described in this Information Statement which have been recently approved or considered by the holders of a majority of the shares of the Company's voting stock.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Form 10-KSB and 10-QSB (the "1934 Act Filings") with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained at the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site on the Internet (http://www.sec.gov) that contains reports, proxy and information statements and other

<PAGE>

information regarding issuers that file electronically with the Commission through the Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").

The following documents as filed with the Commission by the Company are incorporated herein by reference:

(1) Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003
(2) Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003;
(3) Quarterly Report on Form 10-QSB for the quarter ended March 31, 2003;
(4) Annual Report on Form 10-KSB, as amended for the year ended December 31, 2002; and
(5) Form 8-K's dated April 15, 2003, August 13, 2003 and November 16, 2003.

OUTSTANDING VOTING SECURITIES

As of November 18, 2003 (the "Record Date"), out of the 100,000,000 shares of Common Stock authorized there were 28,300,000 shares of Common Stock issued and outstanding, and out of the 10,000,000 shares of preferred stock authorized there were no shares of the preferred stock outstanding.

Only holders of record of the Common Stock at the close of business on the Record Date were entitled to participate in the written consent of the Company's stockholders. Each share of Common Stock was entitled to one (1) vote.

http://www.secinfo.com/$/SEC/Registrant.asp?CIK=1161165 The Company's Board of Directors approved this action on November 18, 2003 and recommended that the Articles of Incorporation be amended in order to effectuate the name change.

The proposed Amendment to the Articles of Incorporation to amend the name of the Corporation to "American Capital Alliance, Inc." was filed with the Nevada Secretary of State and was effective on November 19, 2003. If the proposed Amendment were not adopted by written majority shareholder consent, it would have been necessary for this action to be considered by the Company's shareholders at a special shareholder's meeting convened for the specific purpose of approving the Amendment.

The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the "Nevada Law"). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the

3

<PAGE>

purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of December 1, 2003, with respect to the beneficial ownership of the 28,300,000 outstanding shares of the Company's Common Stock by (i) each person known by the Company to beneficially own five percent or more of the outstanding shares; (ii) the Company's officers and directors; and (iii) the Company's officers and directors as a group. A person is deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within sixty (60) days.

Nature and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percentage (%) of Class
Jesse Fuller (3)	3,375,000	11.9%
Lawrence J. Griffin (3)	1,125,000	3.9
Christopher A. Hanson (3)	0	0%
Virginia Gefgert (6)	1,350,000	4.7
Al Gudice (3)	1,125,000	3.9
Richard Stefiel (3)	400,000	*
Donald Mago (3)	1,125,000	3.9
Frank Mago (3)	1,125,000	3.9
Al Cilella (3)	375,000	*
Michael S. Krome (4) 8 Teak Court Lake Grove, New York 11755	2,100,000	7.4%
New Century Capital Consultants, Inc. One Great Neck Road	1,250,000	4.4%
Bill Paul, Attorney, ITF (5) William Burns PO Box 712 Grimshaw Alberta Canada T0H 1W0	1,750,000	6.1%
Richard Quinney (5) PO Box 712 Grimshaw Alberta Canada T0H 1W0	2,874,000	10.1%
Directors and Officer as a Group (9 persons)	10,000,000	35.3%

----

* Indicates ownership is less than 5% of the issued and outstanding shares.

(1) Unless otherwise indicated, the address of each beneficial owner is c/o Prelude Ventures, Inc., 1400 N. Gannon Drive, 2nd Floor, Hoffman Estates, IL 60194.

(2) Beneficial ownership as reported in the table above has been determined in accordance with Item 403 of Regulation S-K of the Securities Act of 1933 and Rule 13(d)-3 of the Securities Exchange Act, and based upon 28,718,302 shares of Common Stock outstanding.

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(3) Officer and/or Director of the Company

(4) Michael S. Krome, Esq., is acting as Escrow Agent for the shares held in his name, pursuant to 14D previously filed.

(5) Shares issued as part of the transaction with Pascal Energy, Inc. and to be returned to treasury. Percentages listed include these shares.

(6) Virginia Gefgert is the mother of Christopher A. Hanson, and Mr. Hanson should be considered the beneficial owner for purposes of control of the Registrant

DESCRIPTION OF THE STOCKHOLDER MATTER

Approval of the Certificate of Amendment to the Company's Certificate of Incorporation

The Board of Directors (the "Board") by unanimous written consent dated as of November 18, 2003, and certain stockholders (the "Majority Stockholders") owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of November 18, 2003, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of the State of Nevada changed the Company's name to "American Capital Alliance, Inc.", and will not be effective earlier than 20 days after the mailing of this Information Statement. The Company recently entered into the transaction recently disclosed in the 8-K filing of November 16, 2003, to wit, the Stock Purchase Agreement with Alliance Petroleum Products Company, and a Rider to Agreement and Plan of Merger, along with the Agreement to purchase an option to purchase the assets and certain liabilities of Tri-State Stores, Inc. ("Tri-State"), GMG Partners LLC, ("GMG") and SASCO Springfield Auto Supply Company, ("SASCO") (Tri-State, GMG and SASCO are collectively referred to herein as "Tri States Stores), and the Agreement with the shareholders of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri, for the option to purchase all of the outstanding shares of MPW (collectively, the "Marketing Business). Finally, the Company cancelled the Agreement to acquire an aggregate of 10,000,000 shares of common stock, being all of the issued and outstanding shares of Pascal Energy, Inc. from that company and its shareholders due to the inability to complete a comprehensive due diligence and difficulties in completing an audit of the financials of Pascal Energy. The shares of common stock, previously issued in anticipation of the completion of the transaction are to be returned to the treasury of the Registrant and cancelled The Company's Marketing Business intends to market certain products under the Tri-States Stores banner and private label automotive products manufactured by Alliance for Tri State Stores, and other sellers. The Company believes that its new name is more reflective of the Company's current business strategy and will facilitate a better understanding by the Company's customers and shareholders of the nature of the Company's new business.

Procedure for the Approval of the Certificate of Amendment to the Company's Certificate of Incorporation

The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the "Nevada Law"). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a

<PAGE>

matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

Required Approvals Obtained

The Board, by its unanimous written consent (the "Board Consent"), adopted resolutions approving the Certificate of Amendment to the Company's Certificate of Incorporation to amend the name of the Corporation to "American Capital Alliance, Inc." On the Record Date, the only issued and outstanding shares of the Company's capital stock entitled to vote on the proposed amendment were 28,30,000 shares of the Company's common stock, par value $.0001 per share (the "Common Stock"), of which the Majority Stockholders held in excess of 51% of the total stock entitled to vote on the proposed amendment. On November 18, 2003, the Majority Stockholders, by written consent in lieu of a meeting, approved the Certificate of Amendment to the Company's Certificate of Incorporation, a copy of which is attached to this Information Statement as Exhibit A. No further consents, votes or proxies are or were necessary to effect the approval of Certificate of Amendment to the Company's Certificate of Incorporation.

Dissenters' Rights of Appraisal.

Under Nevada Law, our dissenting shareholders, if any, are not entitled to appraisal rights with respect to our amendment, and we will not independently provide our shareholders with any such right.

IF YOU HAVE ANY QUESTIONS REGARDING THIS INFORMATION STATEMENT,

PLEASE CONTACT:
Mr. Jesse Fuller
Prelude Ventures Inc.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194
(847) 310-9416

By order of the Board of Directors of
Prelude Ventures Inc.

By: /s/ Jesse Fuller

Name: Jesse Fuller
Title: Chief Executive Officer
and President

6

<PAGE>

Exhibit A

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
PRELUDE VENTURES INC.

7

<PAGE>

<TABLE>
<S> <C> <C>

Form BCA-2.10	ARTICLES OF INCORPORATION	63210935
(Rev. Jan. 2003) Jesse White Secretary of State Department of Business Services Springfield, IL 62756 http://www.cyberdriveillinois.com	This space for use by Secretary of State Filed 11/17/2003 Jesse White Secretary of State	SUBMIT IN DUPLICATE This space for use by Secretary of State Date Filed 11/17/2003 Franchise Tax $ 25.00 Filing Fee $ 75.00 Total $100.00 Approved CF
Payment must be made by certified check, cashier's check, Illinois attorney's check, Illinois C.P.A.'s check or money order, payable to "Secretary of State."	[BARCODE] CP0185784	

1. CORPORATE NAME: AMERICAN AUTOMOTIVE SERVICES, INC.

(The corporate name must contain the word "corporation", "company", "incorporated", "limited" or an abbreviation thereof.)

2. Initial Registered Agent: ROBERT LUCE

First Name Middle Initial Last name

Initial Registered Office: 1400 N. GANNON DRIVE, 2ND FLOOR

Number Street Suite # (A P.O. BOX ALONE IS NOT ACCEPTABLE)

HOFFMAN ESTATES IL 60194 COOK

City Zip Code County

3. Purpose or purposes for which the corporation is organized: |44|
(if not sufficient space to cover this point, add one or more sheets of this size.)

THE TRANSACTION OF ANY AND ALL LAWFUL BUSINESS FOR WHICH CORPORATION CAN BE INCORPORATED UNDER THE ILLINOIS BUSINESS CORPORATION ACT OF 1983.

4. Paragraph 1: Authorized Shares, Issued Shares and Consideration Received:

Class	Number of Shares Authorized	Number of Shares Proposed to be Issued	Consideration to be Received Therefor

COMMON	5000	1000	$1000
		TOTAL = $	

Paragraph 2: The performance, qualifications, limitations, restrictions and special or relative rights in respect of the shares of each class are:
(If not sufficient space to cover this point, add one or more sheets of this size.)
</TABLE>

(over)

<PAGE>

<TABLE>
<S> <C>

5. OPTIONAL: (a) Number of directors constituting the initial board of directors of the corporation:_________.
(b) Names and addresses of the persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualify:

Name	Address	City, State, ZIP

6. OPTIONAL: (a) It is estimated that the value of all property to be owned by the corporation for the following year wherever located will be: $__________
(b) It is estimated that the value of the property to be located within the State of Illinois during the following year will be: $__________
(c) It is estimated that the gross amount of business that will be transacted by the corporation during the following year will be: $__________
(d) It is estimated that the gross amount of business that will be transacted from places of business in the State of Illinois during the following year will be: $__________

7. OPTIONAL: OTHER PROVISIONS
Attach a separate sheet of this size for any other provision to be included in the Articles of Incorporation, e.g., authorizing preemptive rights, denying cumulative voting, regulating internal affairs, voting majority requirements, fixing a duration other than perpetual, etc.

8. NAME(S) & ADDRESSES OF INCORPORATOR(S)

The undersigned incorporator(s) hereby declare(s), under penalties of perjury, that the statements made in the foregoing Articles of Incorporation are true.

Dated OCTOBER 30, 2003
(Month & Day), Year

Signature and Name	Address
1. /s/ Jesse Fuller Signature JESSE FULLER (Type or Print Name)	1. 1400 N. GANNON DRIVE, 2ND FLOOR Street HOFFMAN ESTATES, IL 60194 City/Town State Zip Code
2. Signature (Type or Print Name)	2. Street City/Town State Zip Code
3. Signature	3. Street

(Type or Print Name)	City/Town	State	Zip Code

(Signatures must be in BLACK INK on original document. Carbon copy, photocopy or rubber stamp signatures may only be used on conformed copies.)
NOTE: If a corporation acts as incorporator, the name of the corporation and the state of incorporation shall be shown and the execution shall be by a duly authorized corporate officer.

FEE SCHEDULE

- o The initial franchise tax is assessed at the rate of 15/100 of 1 percent ($1.50 per $1,000) on the paid-in capital represented in this state, with a minimum of $25.
- o The filing fee is $75.
- o The minimum total due (franchise tax + filing fee) is $100.
  (Applies when the Consideration to be Received as set forth in Item 4 does not exceed $16,667)
- o The Department of Business Services in Springfield will provide assistance in calculating the total fees if necessary.
  Illinois Secretary of State   Springfield, IL 62756
  Department of Business Services   Telephone (217) 782-6961

C-162.22

</TABLE>

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>PRE 14C
<SEQUENCE>1
<FILENAME>prelude.txt
<TEXT>

SCHEDULE 14C INFORMATION
(Rule 14c-101)

INFORMATION STATEMENT PURSUANT TO SECTION 14(C)
OF THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant [X] Filed by a party other than the Registrant [ ] Check the appropriate box:

[X] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to ss.240.14a-11(c) or ss.240.14a-12

PRELUDE VENTURES, INC.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement,
if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X] No fee required
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

[ ] Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:
(2) Form, Schedule or Registration Statement No.:
(3) Filing Party:
(4) Date Filed:

<PAGE>

INFORMATION STATEMENT
TO STOCKHOLDERS
OF
PRELUDE VENTURES, INC.
1400 N. GANNON DRIVE, 2ND FLOOR
HOFFMAN ESTATES, IL 60194

THIS INFORMATION STATEMENT IS BEING PROVIDED TO YOU BY
THE BOARD OF DIRECTORS OF THE COMPANY.
WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED
NOT TO SEND US A PROXY.

This Information Statement is furnished to holders of shares of common stock, $.0001 par value (the "Common Stock"), of Prelude Ventures Inc. (the "Company") to notify such stockholders that on or about November 19, 2003 the Company received written consents in lieu of a meeting of stockholders from holders of a majority of the shares of Common Stock representing in excess of 51 % of the total issued and outstanding shares of voting stock of the Company (the "Majority Stockholders") approving the Certificate of Amendment to the Certificate of Incorporation of the Company, pursuant to which the Company's name will change to "AMERICAN CAPITAL ALLIANCE, INC." (the "Stockholder Matter").

This Information Statement describing the approval of the Stockholder Matter is first being mailed or furnished to the Company's stockholders on or about January 20, 2004, and such matters shall not become effective until at least 20 days thereafter. Expenses in connection with the distribution of this Information Statement will be paid by the Company and are anticipated to be less than $10,000.

The Board of Directors knows of no other matters other than those described in this Information Statement which have been recently approved or considered by the holders of a majority of the shares of the Company's voting stock.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Form 10-KSB and 10-QSB (the "1934 Act Filings") with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained at the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site on the Internet (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission through the Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").

2

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The following documents as filed with the Commission by the Company are incorporated herein by reference:

(1) Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003
(2) Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003;
(3) Quarterly Report on Form 10-QSB for the quarter ended March 31, 2003;

(4) Annual Report on Form 10-KSB, as amended for the year ended December 31, 2002; and

(5) Form 8-K's dated April 15, 2003, August 13, 2003 and November 16, 2003.

OUTSTANDING VOTING SECURITIES

As of November 18, 2003 (the "Record Date"), out of the 100,000,000 shares of Common Stock authorized there were 28,300,000 shares of Common Stock issued and outstanding, and out of the 10,000,000 shares of preferred stock authorized there were no shares of the preferred stock outstanding.

Only holders of record of the Common Stock at the close of business on the Record Date were entitled to participate in the written consent of the Company's stockholders. Each share of Common Stock was entitled to one (1) vote.

The Company's Board of Directors approved this action on November 18, 2003 and recommended that the Articles of Incorporation be amended in order to effectuate the name change.

The proposed Amendment to the Articles of Incorporation to amend the name of the Corporation to "AMERICAN CAPITAL ALLIANCE, INC." was filed with the Nevada Secretary of State and was effective on November 19, 2003. If the proposed Amendment were not adopted by written majority shareholder consent, it would have been necessary for this action to be considered by the Company's shareholders at a special shareholder's meeting convened for the specific purpose of approving the Amendment.

The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the "Nevada Law"). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

<PAGE>

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of December 1, 2003, with respect to the beneficial ownership of the 28,300,000 outstanding shares of the Company's Common Stock by (i) each person known by the Company to beneficially own five percent or more of the outstanding shares; (ii) the Company's officers and directors; and (iii) the Company's officers and directors as a group. A person is deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within sixty (60) days.

<TABLE>
<CAPTION>

Nature and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percentage (%) of Class

<S> <C> <C> <C>

Jesse Fuller (3)	3,375,000	11.9%
Lawrence J. Griffin (3)	1,125,000	3.9
Christopher A. Hanson (3)	0	0%
Virginia Gefgert (6)	1,350,000	4.7
Al Gudice (3)	1,125,000	3.9
Richard Stefiel (3)	400,000	*
Donald Mago (3)	1,125,000	3.9
Frank Mago (3)	1,125,000	3.9
Al Cilella (3)	375,000	*
Michael S. Krome (4) 8 Teak Court Lake Grove, New York 11755	2,100,000	7.4%
New Century Capital Consultants, Inc. One Great Neck Road	1,250,000	4.4%
Bill Paul, Attorney, ITF (5) William Burns PO Box 712 Grimshaw Alberta Canada TOH 1W0	1,750,000	6.1%
Richard Quinney (5) PO Box 712 Grimshaw Alberta Canada TOH 1W0	2,874,000	10.1%
Directors and Officer as a Group (9 persons)	10,000,000	35.3%

</TABLE>

---

* Indicates ownership is less than 5% of the issued and outstanding shares.

(1) Unless otherwise indicated, the address of each beneficial owner is c/o Prelude Ventures, Inc., 1400 N. Gannon Drive, 2nd Floor, Hoffman Estates, IL 60194.

(2) Beneficial ownership as reported in the table above has been determined in accordance with Item 403 of Regulation S-K of the Securities Act of 1933 and Rule 13(d)-3 of the Securities Exchange Act, and based upon 28,718,302 shares of Common Stock outstanding.

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(3) Officer and/or Director of the Company

(4) Michael S. Krome, Esq., is acting as Escrow Agent for the shares held in his name, pursuant to 14D previously filed.

(5) Shares issued as part of the transaction with Pascal Energy, Inc. and to be returned to treasury. Percentages listed include these shares. (6) Virginia Gefgert is the mother of Christopher A. Hanson, and Mr. Hanson should be considered the beneficial owner for purposes of control of the Registrant

DESCRIPTION OF THE STOCKHOLDER MATTER

Approval of the Certificate of Amendment to the Company's Certificate of Incorporation

The Board of Directors (the "Board") by unanimous written consent dated as of November 18, 2003, and certain stockholders (the "Majority Stockholders") owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of November 18, 2003, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of the State of Nevada changed the Company's name to "AMERICAN CAPITAL ALLIANCE, INC.", and will not be effective earlier than 20 days after the mailing of this Information Statement. The Company recently entered into the transaction recently disclosed in the 8-K filing of November 16, 2003, to wit, the Stock Purchase Agreement with Alliance Petroleum Products Company, and a Rider to Agreement and Plan of Merger, along with the Agreement to purchase an option to purchase the assets and certain liabilities of Tri-State Stores, Inc. ("Tri-State"), GMG Partners LLC, ("GMG") and SASCO Springfield Auto Supply Company, ("SASCO") (Tri-State, GMG and SASCO are collectively referred to herein as "Tri States Stores), and the Agreement with the shareholders of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri, for the option to purchase all of the outstanding shares of MPW (collectively, the "Marketing Business). Finally, the Company cancelled the Agreement to acquire an aggregate of 10,000,000 shares of common stock, being all of the issued and outstanding shares of Pascal Energy, Inc. from that company and its shareholders due to the inability to complete a comprehensive due diligence and difficulties in completing an audit of the financials of Pascal Energy. The shares of common stock, previously issued in anticipation of the completion of the transaction are to be returned to the treasury of the Registrant and cancelled The Company's Marketing Business intends to market certain products under the Tri-States Stores banner and private label automotive products manufactured by Alliance for Tri State Stores, and other sellers. The Company believes that its new name is more reflective of the Company's current business strategy and will facilitate a better understanding by the Company's customers and shareholders of the nature of the Company's new business.

Procedure for the Approval of the Certificate of Amendment to the Company's Certificate of Incorporation

The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the "Nevada Law"). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting

<PAGE>

capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

Required Approvals Obtained

The Board, by its unanimous written consent (the "Board Consent"), adopted resolutions approving the Certificate of Amendment to the Company's Certificate of Incorporation to amend the name of the Corporation to "AMERICAN CAPITAL ALLIANCE, INC." On the Record Date, the only issued and outstanding shares of the Company's capital stock entitled to vote on the proposed amendment were 28,30,000 shares of the Company's common stock, par value $.0001 per share (the "Common Stock"), of which the Majority Stockholders held in excess of 51% of the total stock entitled to vote on the proposed amendment. On November 18, 2003, the Majority Stockholders, by written consent in lieu of a meeting, approved the Certificate of Amendment to the Company's Certificate of Incorporation, a copy of which is attached to this Information Statement as

Exhibit A. No further consents, votes or proxies are or were necessary to effect the approval of Certificate of Amendment to the Company's Certificate of Incorporation.

Dissenters' Rights of Appraisal.

Under Nevada Law, our dissenting shareholders, if any, are not entitled to appraisal rights with respect to our amendment, and we will not independently provide our shareholders with any such right.

IF YOU HAVE ANY QUESTIONS REGARDING THIS INFORMATION STATEMENT,

PLEASE CONTACT:
Mr. Jesse Fuller Prelude Ventures Inc.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194
(847) 310-9416

By order of the Board of Directors of
Prelude Ventures Inc.

By: /s/ Jesse Fuller

Name: Jesse Fuller
Title: Chief Executive Officer and President

<PAGE>

Exhibit A

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
PRELUDE VENTURES INC.

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>10QSB
<SEQUENCE>1
<FILENAME>form10qsb.txt
<TEXT>

<PAGE>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-QSB

Quarterly Report Pursuant to Section 13 or 15(D) of The Securities Act of 1934

For the quarterly period ended: September 30, 2003
Commission file number: 000-49950

PRELUDE VENTURES, INC.
(Exact name of small business issuer as specified in its charter)

Nevada	98-0232018
(State or other jurisdiction of Incorporation or organization)	(IRS Employee Identification No.)

1400 N. Gannon Drive 2nd Floor Hoffman Estates, IL 60194
(Address of principal executive offices)

(847) 310-9416
(Issuer's telephone number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Common Stock, $0.001 par value	28,300,000
(Class)	(Outstanding as of December 4, 2003)

<PAGE>

PRELUDE VENTURES, INC.
FORM 10-QSB
INDEX

Page

2

<PAGE>

PART I: FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS (UNAUDITED)

PRELUDE VENTURES, INC.

(A Development Stage Company)

INTERIM FINANCIAL STATEMENTS

September 30, 2003 and December 31, 2002

(Stated in US Dollars)

(Unaudited)

<PAGE>

SEE ACCOMPANYING NOTES
PRELUDE VENTURES, INC.
(A Development Stage Company)
INTERIM BALANCE SHEETS
September 30, 2003 and December 31, 2002
(Stated in US Dollars)
(Unaudited)

<TABLE>
<CAPTION>

ASSETS	(Unaudited) September 30, 2003	(Audited) December 31, 2002
Current		
<S>	<C>	<C>
Cash	$ 55	$ 24,397
Prepaid expenses	-	400
	$ 55	$ 24,797
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 46,895	$ 7,263
Management fees and termination expense payable - Note 5 (b)	470,000	-
Loans payable - Note 4	32,442	10,000
	549,337	17,263
STOCKHOLDERS' EQUITY (DEFICIENCY)		
Preferred stock, $0.001 par value 10,000,000 shares authorized, none issued and outstanding		
Common stock, $0.001 par value 100,000,000 shares authorized 15,000,000 (December 31, 2002: 15,000,000) shares issued and outstanding	15,000	15,000
Additional paid-in capital	85,000	85,000
Deficit accumulated during the development stage	(649,282)	(92,466)
	(549,282)	7,534
	$ 55	$ 24,797

</TABLE>

SEE ACCOMPANYING NOTES

F-1

<PAGE>

PRELUDE VENTURES, INC.
(A Development Stage Company)
INTERIM STATEMENTS OF OPERATIONS for
the three and nine month period ended September 30, 2003

and 2002
and for the period May 24, 2000 (Date of Incorporation) to September 30, 2003
(Stated in US Dollars)
(Unaudited)

<TABLE>
<CAPTION>

<S>	Three months ended September 30, 2003 <C>	Three months ended September 30, 2002 <C>	Nine months ended September 30, 2003 <C>	Nine months ended September 30, 2002 <C>	May 24, 2000 (Date of Incorporation) to September 30, 2003 <C>
Expenses					
Accounting and audit fees	$ 16,477	$ 1,683	$ 42,507	$ 4,850	$ 60,161
Bank charges	51	27	126	156	599
Consulting fees	10,000	-	10,000	-	10,000
Filing fees	-	-	-	4,652	7,185
Foreign exchange loss	-	692	-	692	692
Legal fees	-	-	9,815	-	36,674
Management fees	61,890	8,000	136,890	14,000	159,390
Office and miscellaneous	-	-	231	460	891
Resource property costs	-	1,000	-	5,108	12,688
Transfer agent fees	486	1,165	2,247	1,605	6,002
Termination expenses - Note 5 (b)	355,000	-	355,000	-	355,000
Net loss for the period	$ (443,904)	$ (12,567)	$ (556,816)	$ (31,523)	$ (649,282)
Loss per share	$ (0.03)	$ (0.00)	$ (0.04)	$ (0.00)	
Weighted average number of shares outstanding	15,000,000	12,000,000	15,000,000	7,333,332	

</TABLE>

SEE ACCOMPANYING NOTES

F-2

<PAGE>

PRELUDE VENTURES, INC.
(A Development Stage Company)
INTERIM STATEMENTS OF CASH FLOWS for
the three and nine month period ended September 30, 2003
and 2002
and for the period May 24, 2000 (Date of Incorporation) to September 30, 2003
(Stated in US Dollars)
(Unaudited)

<TABLE>
<CAPTION>

<S>	Nine months ended September 30, 2003 <C>	Nine months ended September 30, 2002 <C>	May 24, 2000 (Date of Incorporation) to September 30, 2003 <C>
Cash Flows used in Operating Activities			
Net loss for the period	$ (556,816)	$ (31,523)	$ (649,282)
Changes in non-cash working capital balances related to operations			
Prepaid expenses	400	(700)	-
Accounts payable and accrued liabilities	154,632	(11,066)	161,895
Management fees and termination expense payable	355,000	-	355,000
	(46,784)	(43,289)	(132,387)
Cash Flows from Financing Activities			
Shares issued for cash	-	75,000	100,000
Loan payable	22,442	(4,500)	32,442
	22,442	70,500	132,442
Increase (decrease) in cash during the period	(24,342)	27,211	55
Cash, beginning of the period	24,397	2,383	-
Cash, end of the period	$ 55	$ 29,594	$ 55
Supplementary disclosure of cash flow information:			
Cash paid for:			
Interest	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -

Non-cash Transactions - Note 6

</TABLE>

SEE ACCOMPANYING NOTES

<PAGE>

PRELUDE VENTURES, INC.
(A Development Stage Company)
INTERIM STATEMENT OF STOCKHOLDERS' EQUITY
(DEFICIENCY) for the period May 24, 2000 (Date of Incorporation) to September 30, 2003
(Stated in US Dollars)
(Unaudited)

<TABLE>
<CAPTION>

	Common Shares		Additional Paid-in	Share	Deficit Accumulated During the Development	
	Number	Par Value	Capital	Subscriptions	Stage	Total
<S> <C>	<C>	<C>	<C>	<C>	<C>	<C>
Capital stock subscribed pursuant to an offering memorandum, for cash - at $0.004	6,000,000	$ 6,000	$ 19,000	$ -	$ -	$ 25,000
Net loss for the period	-	-	-	-	(7,301)	(7,301)
Balance, March 31, 2001	6,000,000	6,000	19,000	-	(7,301)	17,699
Stock subscriptions received	-	-	-	31,000	-	31,000
Net loss for the year	-	-	-	-	(50,409)	(50,409)
Balance, March 31, 2002	6,000,000	6,000	19,000	31,000	(57,710)	(1,710)
Stock subscriptions received	-	-	-	44,000	-	44,000
Shares issued pursuant to an initial public offering - at $0.008	9,000,000	9,000	66,000	(75,000)	-	-
Net loss for the period	-	-	-	-	(34,756)	(34,756)
Balance, December 31, 2002	15,000,000	15,000	85,000	-	(92,466)	7,534
Net loss for the period	-	-	-	-	(556,816)	(556,816)
Balance, September 30, 2003	15,000,000	$ 15,000	$ 85,000	$ -	$ (649,282)	$ (549,282)

</TABLE>

SEE ACCOMPANYING NOTES

<PAGE>

PRELUDE VENTURES, INC.
(A Development Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2003 and December 31, 2002
(Stated in US Dollars)
(Unaudited)

Note 1 Interim Reporting

While the information presented in the accompanying interim nine months financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. All adjustments are of a normal recurring nature. It is suggested that these interim financial statements be read in conjunction with the company's December 31, 2002 financial statements which are contained on Form 10KSB - Annual Report to Shareholders.

Note 2 Continuance of Operations

The financial statements have been prepared using generally accepted accounting principles in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At September 30, 2003, the Company has a working capital deficiency of $549,282 and has accumulated losses of $649,282 since its inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. The Company is currently pursuing new debt and equity financing in conjunction with the proposed acquisition (Note 7). Additionally, approximately $400,000 was raised in a private placement whose proceeds were used for working capital needs as well as a down payment toward the purchase of an option on one of the proposed acquisitions.

Note 3 Significant Accounting Policy

Development Stage

The Company is no longer classified as a pre-exploration stage company since it has abandoned its mining lease. The Company is now a development stage company as defined in Statement of Financial Accounting Standards No. 7 in respect to its acquisitions (Note 7 (b)).

Note 4 Loans Payable

The loans payable are unsecured, non-interest bearing and due on demand.

<PAGE>

(Stated in US Dollars)

Note 5 Commitments - Note 7

a) Mining Lease

By a lease letter agreement effective March 9, 2001 and amended March 4, 2002 and September 4, 2002, the Company was granted the exclusive right to explore, develop and mine the Medicine Project property located in Elko County of the State of Nevada. The term of the lease was for 20 years, with automatic extensions so long as the conditions of the lease are met. During the nine months ended September 30, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability.

b) Termination

At September 30, 2003, the Company agreed to issue 200,000 common shares to its former President for the settlement of management fees payable ($105,000), advances to the Company ($10,000) and termination expense ($355,000). The shares have been valued at $2.35 per share.

Note 6 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement.

The Company has recorded a termination expense in respect to the termination of its former President and has agreed to issue 200,000 common shares at $2.35 per share to satisfy the total liability which includes the termination expense, unpaid management fees and unpaid advances to the Company.

<PAGE>

(Stated in US Dollars)

Note 7 Subsequent Events - Note 7

a) Business Acquisition Cancelled

On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under Rule 144 of the Securities and Exchange Act and at a later date, issue 5,000,000 common shares, restricted under Rule 144 of Securities and Exchange Act, subject to the Company paying not less than $1,000,000 accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business is to provide servicing for the oil and gas industry.

The Company has determined that the transaction cannot be completed due to the inability to complete a comprehensive due diligence. The shares of common stock previously transferred in anticipation of the completion of the transaction are to be returned to the treasury of the Company and cancelled.

b) New Acquisitions

On October 9, 2003, the Company entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance") an Illinois Corporation and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company shall be issued to Worldlink International Network, Inc. upon 24 months from the date hereof. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to refinance and to pay Harris Bank, a secured creditor of Alliance. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose, if the Company does not arrange the funding within 150 days from the date of the execution of the Alliance Agreement.

In addition, on October 9, 2003, the Company entered into an agreement to acquire an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc. an Illinois corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG") and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO") (Tristate, GMG and SASCO are collectively referred to herein as "TSG"). Upon exercise of the options, the Company must pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market.

<PAGE>

(Stated in US Dollars)

Note 7 Subsequent Events - (cont'd)

b) New Acquisitions - (cont'd)

In addition, on October 9, 2003, the Company entered into an agreement with the shareholders of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri to acquire the rights to an option to purchase 100% of the outstanding shares of MPW ("MPW Option"). As consideration for the rights to this option, the Company must issue 5,000,000 shares of common stock. Upon exercise of the MPW Option, the Company must issue 5,000,000 shares of common stock to the shareholders of MPW and $2,200,000. This MPW option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor.

In connection with these agreements, the Company entered into several service agreements (Note 7(c)).

The agreements above are subject to shareholder approval. Upon execution of these agreements, Alliance, TSG and MPW have become related to the Company through appointments of members of their boards of directors to the Company's board of directors.

c) The Company entered into the following service agreements:

- A professional services agreement dated October 9, 2003 with Alpha Advisors, LLC for a term of one year and renewable for an additional year. The fee for these services is the issuance of 1,000,000 shares of common stock of the Company upon execution of the agreements (issued), $25,000 due at signing of the Tri-state Stores and Alliance Petroleum, Inc. agreements and $6,000 payable on the first of each month thereafter. In addition, a finder's fee of 10% of any new financing shall be paid on funds being committed. Upon execution of this agreement, a director of Alpha Advisors, LLC was appointed to the board of directors of the Company.

- A consulting services agreement dated October 9, 2003 with National Securities Corporation, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 1,000,000 shares of common stock of the Company (issued).

<PAGE>

(Stated in US Dollars)

Note 7 Subsequent Events - (cont'd)

c) The Company entered into the following agreements: - (cont'd)

- A consulting services agreement dated October 9, 2003 with New Century Consultants, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 1,000,000 shares of common stock of the Company (issued). New Century Consultants, Inc. will become a related party to the Company as it has agreed to purchase a significant portion of the Company's issued and outstanding shares.

- A consulting agreement dated October 10, 2003 with Commonwealth Partners NY, LLC for a term of three years. The fee for this service is the issue of 200,000 free trading shares and 300,000 restricted shares (issued) of common stock of the Company.

<PAGE>

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.

Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or our behalf. We disclaim any obligation to update forward looking statements.

OVERVIEW

History And Organization

Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the state of Nevada on May 24, 2000. We have not commenced business operations and we are considered an exploration stage enterprise. To date, our activities have been limited to organizational matters, obtaining a mining engineer's report and The preparation and filing of the registration statement of which this prospectus is a part of. In connection with the organization of our company, the founding shareholder of our company contributed an aggregate of $25,000 cash in exchange for 1,000,000 shares of common stock (pre-roll forward 6:1). We have no significant assets, and we are totally dependent upon the successful completion of this offering and receipt of the proceeds there from, of which there is no assurance, for the ability to commence our proposed business operations.

Proposed Business

On April 1, 2003, Prelude Ventures, Inc. entered into an agreement to acquire an aggregate of 10,000,000 shares of common stock, being all of the issued and outstanding shares of Pascal Energy Inc. from that company and its shareholders. Prelude has agreed to issue and or exchange following shares: 5,000,000 common voting shares, restricted under rule 144 of the Securities Act of 1933, and in such form as requested by the sellers; and at a later date, issue 5,000,000 Common voting shares, restricted under rule 144 of the Securities Act of 1933, and in such form as requested by the sellers, subject to Prelude paying not less than $1,000,000 accumulated dividend to its shareholders of record. As of November 30, 2003, no shares have been issued and the transaction has been cancelled

3

<PAGE>

PLAN OF OPERATION

We are a start-up, developmental stage company and have not yet started our business operations or generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion for the year ended December 31, 2002. This means that our auditors believed there was substantial doubt that we can continue as an on-going business unless we obtain additional capital to pay our bills.

Results of Operations

From Inception to May 24, 2000

We initially acquired our first interest in lode mining claims. These claims were abandoned during the three months ended March 31, 2003.

During the second quarter, ended June 30, 2003 our operations focused upon the investigation and acquisition of Pascal Energy Inc. Subsequent to that, in the Third Quarter, ended September 30, 2003, we abandoned our focus on Energy and investigated an entered transaction with Alliance Petroleum Products Company and Tri-State Stores, Inc., and related companies, companies who products are in the manufacture and distribution of auto parts and lubricants

Subsequent Events.

On October 3, 2003, We entered into the transactions set forth on the Current report on form 8-K, filed on November 6, 2003, with Alliance Petroleum Products Company ("Alliance") and Tri-State Stores Inc ("Tri-State"), GMG Partners LLC, ("GMG") and SASCO Springfield Auto Supply Company, ("SASCO") (Tri-State, GMG and SASCO are collectively referred to herein as "TSG"),

Effective October 9, 2003, we have cancelled the proposed transaction with Pascal Energy Inc.
Plan of Operations

Effective October 10, 2003, the Control of the Registrant was changed to the current management.

Liquidity and Capital Resources

Since inception, we have used our common stock to raise money for our property acquisition, for corporate expenses and to repay outstanding indebtedness. Net cash provided by financing activities from inception on May 24, 2000 to September 30, 2003 was $132,442 consisting of $100,000 from the private placement of stock and approximately $32,000 of loan proceeds received from our president and sole director.

Prelude's plan of operations for the next twelve months is to complete the transactions with Alliance and TSG. Including acquisition of additional businesses and internal expansion.

4

<PAGE>

As of the date of this filing, we have yet to generate any revenues from our business operations and we had sustained cumulative operating losses of $556,816 since inception. In order to fund these needs, the Company's founder paid $25,000 in cash in exchange for 1,000,000 shares of common stock. We have also issued 1,500,000 shares of stock pursuant to our Form SB-2 registration statement. This money was utilized for organizational and start-up costs and as operating capital. An additional $75,000 was raised through the issue of common shares last year.

The Company recognizes a need for additional capital that will be sought through the sale of additional equity by way of a Private Placement. Funds generated will be used to fund working capital requirements as well as expansion and acquisitions. As of November 30, 2003 approximately $400,000 has been raised in this offering

Management fees increased to approximately $60,000 for the quarter and legal and accounting fees were $16,000. These fees increased in connection with the acquisition purchase investigation that resulted in the signing of the agreement noted in the 8-K dated April 15, 2003. We had incurred a termination expense as a result of stock to be issued to the former president to settle his previous management contract

As at September 30, 2003 the Company had insufficient funds to continue operations. Funds have been provided by Directors and Private Placement Shareholders which if not continued could result in the Company curtail operations. We are also seeking additional debt and equity institutional sources of financing.

Should the Company be unsuccessful in its attempts to raise capital it may have to abandon its attempt to complete the October 9, 2003 transactions.

RISK FACTORS

Much of the information included in this registration statement includes or is based upon estimates, projections or other "forward looking statements". Such forward looking statements include any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of Our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other "forward looking statements" involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward Looking statements".

Our common shares are considered speculative during our search for a new business opportunity. Prospective investors should consider carefully the risk factors set out below.

5

<PAGE>

Governmental Regulation

To the best of our knowledge, we are not currently subject to direct federal, state or local regulation in the United States, other than regulations applicable to businesses generally.

Key Personnel

All of our present officers or directors are key to our continuing operations, we rely upon the continued service and performance of these officers and directors, and our future success depends on the retention of these people, whose knowledge of our business and whose technical expertise would be difficult to replace. At this time, none of our officers or directors is bound by employment agreements, and as a result, any of them could leave with little or no prior notice.

If we are unable to hire and retain technical, sales and marketing and operational personnel, any business we acquire could be materially adversely affected. It is likely that we will have to hire a significant number of additional personnel in the future if we identify and complete the acquisition of a business opportunity, or if we enter into a business combination. Competition for qualified individuals is likely to be intense, and we may not be able to attract, assimilate, or retain additional highly qualified personnel in the future. The failure to attract, integrate, motivate and retain these employees could harm our business.

Limited Operating History; Need for Additional Capital

There is no historical financial information about our company upon which to base an evaluation of our performance. We are an exploration stage company and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, and possible cost overruns due to price and cost increases in services. To become profitable and competitive, we conduct research and exploration of our properties. We are seeking equity financing to provide for the capital required to implement our research and exploration phases.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Lack of Market Research or Marketing Organization

We have not conducted or received results of market research indicating that there is a demand for the acquisition of a business opportunity or business combination as contemplated by our company. Even if there is demand for the acquisition of a business opportunity or combination as contemplated, there is no assurance we will successfully complete such an acquisition or combination.

6

<PAGE>

Regulation

Although we will be subject to regulation under the Securities Exchange Act of 1934, management believes that we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities. In the event that we engage in business combinations which result in us holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940, meaning that we would be required to register as an Investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to the status of our company under the Investment Company Act of 1940 and, consequently, any violation of such act would subject us to material adverse consequences.

Uncertain Ability to Manage Growth

Our ability to achieve any planned growth upon the acquisition of a suitable business opportunity or business combination will be dependent upon a number of factors including, but not limited to, our ability to hire, train and assimilate management and other employees and the adequacy of our financial resources. In addition, there can be no assurance that we will be able to manage successfully any business opportunity or business combination. Failure to manage anticipated growth effectively and efficiently could have a materially adverse effect on our business.

"Penny Stock" Rules May Restrict the Market for the Company's Shares

Our common shares are subject to rules promulgated by the Securities and Exchange Commission relating to "penny stocks," which apply to companies whose shares are not traded on a national stock exchange or on the NASDAQ system, trade at less than $5.00 per share, or who do not meet certain other financial requirements specified by the Securities and Exchange Commission. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in the such penny stocks. These rules may discourage or restrict the ability of brokers to sell our common shares and may affect the secondary market for our common shares. These rules could also hamper our ability to raise funds in the primary market for our common shares.

Possible Volatility of Share Prices

Our common shares are currently publicly traded on the Over-the-Counter Bulletin Board service of the National Association of Securities Dealers, Inc. The trading price of our common shares has been subject to wide fluctuations. Trading prices of our common shares may fluctuate in response to a number of factors, many of which will be beyond our control. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with no current business operation. There can be no assurance that trading prices and price earnings ratios previously experienced by our common shares will be matched or maintained. These broad market and industry factors may adversely affect the market price of our common shares, regardless of our operating performance.

<PAGE>

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for us and a diversion of management's attention and resources.

Indemnification of Directors, Officers and Others

Our by-laws contain provisions with respect to the indemnification of our officers and directors against all expenses (including, without limitation, attorneys' fees, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that the person is one of our officers or directors) incurred by an officer or director in defending any such proceeding to the maximum extent permitted by Nevada law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of our company under Nevada law or otherwise, we have been advised the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Anti-Takeover Provisions

We do not currently have a shareholder rights plan or any anti-takeover provisions in our By-laws. Without any anti-takeover provisions, there is no deterrent for a take-over of our company, which may result in a change in our management and directors.

Reports to Security Holders

Under the securities laws of Nevada, we are not required to deliver an annual report to our shareholders but we intend to send an annual report to our shareholders.

ITEM 3. CONTROLS AND PROCEDURES

The registrant's Principal executive officers and principal financial officer, based on their evaluation of the registrant's disclosure controls and procedures (as defined in Rules 13a-14 (c) of the Securities Exchange Act of 1934) as of September 30, 2003 have concluded that the registrants' disclosure controls and procedures are adequate and effective to ensure that material information relating to the registrants and their consolidated subsidiaries is recorded, processed , summarized and reported within the time periods specified by the SEC's rules and forms, particularly during the period in which this quarterly report has been prepared.

The registrants' principal executive officers and principal financial officer have concluded that there were no significant changes in the registrants' internal controls or in other factors that could significantly affect these controls subsequent to September 30, 2003 the date of their most recent evaluation of such controls, and that there was no significant deficiencies or material weaknesses in the registrant's internal controls.

<PAGE>

PART II: OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.

We know of no material, active or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceedings or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholders are an adverse party or have a material interest adverse to us.

ITEM 2. CHANGES IN SECURITIES.

None

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

ITEM 5. OTHER INFORMATION.

None.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

(a) Exhibits

3.1	Articles of Incorporation of the Registrant*
3.2	By-laws of the Registrant*
31.1	Section 302 Certification
32.1	Section 906 Certification

----

* Previously filed as an exhibit to the Company's Form 10-SB filed on June 26, 2001

(b) Reports on Form 8-K filed during the three months ended September 30, 2003.

A Current report on Form 8-K-A, under Item 2 Acquisition or Disposition of Assets and Item 5 Other Events and Regulation FD Disclosure was filed on August 13, 2003

<PAGE>

A Current Report on Form 8-K under Item 1: Changes in Control, Item 5. Other Events and Regulation FD Disclosure, Item 6. Resignations of Registrant's Directors and Item 7, Financial Statements and Exhibits of Registrant were filed on November 6, 2003.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November , 2003

Prelude Ventures, Inc.

/s/ Jesse Fuller

Jesse Fuller, President

/s/ George L. Riggs, III

George L. Riggs, III, Interim CFO

10

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>NT 10-Q
<SEQUENCE>1
<FILENAME>doc1.txt
<TEXT>

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

Commission File Number 000-49950

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
[ ] Form N-SAR

For Period Ended: September 30, 2003

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

FOR THE TRANSITION PERIOD ENDED:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

PRELUDE VENTURES, INC.
Full Name of Registrant

Former Name if Applicable

1400 N. GANNON DRIVE
2ND FLOOR
HOFFMAN ESTATES, IL 60194
Address of Principal Executive Office (Street and Number)
City, State and Zip Code

<PAGE>

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] | (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant cannot complete filing because Officers' responsible for preparing report were not able to furnish reports to the Auditor due to other Company matters and difficulty in obtaining certain information.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

JESSE FULLER (847) 310-9416
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

<PAGE>

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate

of the results cannot be made.

PRELUDE VENTURES, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 11/14/03 By: /s/ Jesse Fuller

Jesse Fuller
President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

(Form 12b-25-07/99)

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>8-K
<SEQUENCE>1
<FILENAME>v00471_8-k.txt
<TEXT>

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): October 9, 2003

PRELUDE VENTURES, INC.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-49950	98-0232018
(Commission File No.)	(IRS Employer Identification No.)

1400 N. Gannon Drive
2nd Floor
Hoffman Estates, IL 60194
(847) 310-1400
(Address and telephone number of principal executive offices
and place of business)

<PAGE>

ITEM 1. CHANGES IN CONTROL OF REGISTRANT.

On October 9, 2003, the Board of Directors of the Registrant appointed the following individuals to the Board of Directors

<TABLE>
<CAPTION>

Name	Age	Position
<S>	<C>	<C>
Jesse Fuller	60	Chairman of the Board of Directors, CEO and President
Lawrence J. Griffin	40	Vice-Chairman of the Board, President of Tri-State Acquisition Corp.
Christopher A. Hanson	51	Director, Senior Vice President of Marketing & Legal Affairs
Al Giudice	42	Director and Secretary
George L. Riggs, III	53	Director and Interim Chief Financial Officer
Richard Steifel	69	President of Alliance Petroleum, Inc.
Donald Mago	41	Chief Operating Officer
Frank Mago	42	Senior Vice President
Al Cilella	58	Vice-President and Asst. to Chairman

</TABLE>

The biographies of the new Directors and Officers are as follows:

JESSE FULLER 60 CHAIRMAN OF THE BOARD OF DIRECTORS, CEO AND PRESIDENT
Jesse Fuller has been in the financial, insurance and real estate business for over 20 years. He is the president of the following companies: Since February 1998, President of American Group Financial, Inc., an equipment leasing company that is licensed by the State of Illinois as consumer finance company. Also since January 1997, President of ProTec Security Company, which makes special identification tags used for tagging assets of corporations and other entities, which is the only approved vender for tagging and tracking assets for the Chicago Public Schools. And since April 1997, President of Health Care Benefits, Ltd., which is in the Senior Life Settlement business, which consists of

purchasing life insurance policies from seniors that can not afford the payment of the premiums, and pays them a percentage of the policy amount according to the life expectancy and premiums to be paid.

He is also, since January 2003, the Chairman of the Board of Alliance Petroleum Products Company, which is a blender and bottler of oil and anti-freeze, and is to be a subsidiary of Registrant. Mr. Fuller was educated at Southeastern Illinois College and Aurora Business College. He holds licenses in the following: Illinois real Estate License, Illinois Insurance License, Life, Casualty, Accident, Health and Fire Consumer Finance Company. He is a member of the American Association of Equipment Leasing and General Insurance Association.

<PAGE>

LAWRENCE J. GRIFFIN 40 VICE-CHAIRMAN OF THE BOARD, PRESIDENT OF TRI-STATE ACQUISITION CORP.
Lawrence J. Griffin has been in the automotive aftermarket for his entire career. He has been President and part owner of the following automotive related companies: GMG Partners LLC, Tri-State Stores, Inc. and SASCO Springfield Auto Supply Company. He is part owner and President of Top Notch Parts Distributors, Inc., a tire distributor located in Brookfield, WI. Lawrence has held leadership positions in the automotive aftermarket such as Executive Committee member and Product Committee member of Parts Plus, a nationally recognized marketing group with combined sales of $1 billion. Before his involvement with Parts Plus, Lawrence was a Board of Director and Marketing Committee member of the National Pronto Association, a nationally recognized marketing group with combined sales of 700 million dollars. He is a graduate of DePaul University in Chicago. While at DePaul he majored in Political Science and International Relations. He attended Triton Community College and was student government president in 1982-83.

CHRISTOPHER A. HANSON 51 DIRECTOR, SENIOR VICE PRESIDENT OF MARKETING & LEGAL AFFAIRS
Christopher A. Hanson has a degree in engineering from the University and Michigan and a law degree. After practicing law, he entered business, and in 19, he joined Alliance Petroleum Products Company. He has a seat on the commodities exchange and traded for the last 4 years.

AL GIUDICE 42 DIRECTOR AND SECRETARY
Al Giudice is a CPA and Licensed attorney in Illinois is the founder and president of Giudice Law Offices, Ltd. He also holds a Masters in Law Degree in Taxation. He is vice president of GMG Partners, LLC (since 1997), Tri-State Stores, Inc. (since 1997) and SASCO Springfield Auto Supply Company (since 1996) , companies related to the automotive parts industry. He is president of Lancor Equities, Ltd. a real estate company since 1992. He vice president of Top Notch Parts Distributors, Inc. a Wisconsin tire distributor (since 1995). He is manager of WW Engineering Company LLC a metal fabrication company (since 1996). He is vice president of Altitude Plus LLC in the oral care industry (since 2002). He is president of NRG International, Limited, a Hong Kong toy company (since 2002). He is president of Cool Products Corp USA, a toy company (since 1991). He was a manager of Inland Great Lakes LLC from 1996-2003, a real estate developer. He received his B.B.A. from Loyola University in 1982 with a major in public accounting. He received his J.D. in 1985 from the John Marshall Law School. He received his LLM from John Marshall Law School in 1987.

GEORGE L. RIGGS, III, C.P.A., 53, DIRECTOR AND INTERIM CHIEF FINANCIAL OFFICER.
George L. Riggs, III, C.P.A., was the founder and Managing partner of Riggs & Associates, LLP prior to joining the firm of Centerprise/Scillia Dowling & Natarelli (formerly Simione Scillia Larrow & Dowling LLC) as an audit and accounting principal. He left the firm in October 2002 to return to a solo

<PAGE>

practice. He specializes in public and privately held corporations, with significant experience in mergers and acquisitions, litigation support, and bankruptcy and reorganizations matters. He has over twenty-five years experience in public accounting, including 13 years as a partner at Deloitte & Touche, LLP. He spent ten years as the Professional Practice Director for the Hartford, New Haven and Waterbury offices. In this position, he was responsible for the review of all engagements to ascertain compliance with professional guidelines and technical consultations on all clients in the areas of accounting, auditing and securities. He is a graduate of the University of Hartford where he received the Regents Honor award for graduating first from the school of business administration. He also holds an MBA degree from the University of Connecticut with a specialization in finance. He received a certificate of merit from the Massachusetts Society of CPAs for passing the CPA exam at the first sitting. George has conducted many continuing education seminars for his prior firms and the Connecticut Society of CPAs as well as spoken to many professional groups on certain industry, technical and financing subjects. He holds a CPA certificates in Connecticut and Vermont. He is a member of the American Institute of Certified Public Accountants, the Connecticut Society of Certified Public Accountants, and Mr. Riggs is also Chief Financial Officer of Humana Trans Services Holding Corp, ("HTSC"), traded on the OTC BB, since July 1, 2003.

RICHARD STEIFEL 69 PRESIDENT OF ALLIANCE PETROLEUM, INC.
Attended the University of Illinois. He joined Sovereign Oil in 1956, and grew it into a basic compounder, blender and packager of oil which developed into one of the largest independent oil company producing up to 500,000,000 million quarts annually in five plants located throughout the United States. Sovereign packaged for Valvoline, Amoco, Mobil, Exxon and may other large retailers, including K-mart, Montgomery Ward, Howard Bros, Safeway, etc. He sold Sovereign in 1978. IN 1986 he formed Alliance Petroleum Products Company, which provides proprietary and private label packaged automotive oil and related products. It also provides bulk product to the Industrial and Installer market.

DONALD MAGO 41 CHIEF OPERATING OFFICER
Donald Mago has been in the automotive aftermarket for his entire career. Donald has held leadership positions within the following companies: GMG Partners LLC., Tri-State Stores, Inc. and SASCO Springfield Auto Supply Company. Donald is also an owner and Vice President of Top Notch Parts Distributors, Inc., a tire distribution company in Brookfield, WI. Donald started his professional career as a Customer Service Manager and advanced through the following positions: Warehouse Manager, Operations Manager, Director of Operations, Vice President of Operations, Chief Operations Officer. He also held a position as an outside salesman before starting his management career. Donald was instrumental in the creation of the overall company vision, culture and strategic planning. His outside interest were as a Parish Council Member of St. Peter's Parish which is his local Catholic Church and helping assist in the coaching of his son's

<PAGE>

basketball team. Donald graduated in 1984 from Elmhurst College Illinois with a BAS/Bachelors Degree in Business Management.

FRANK MAGO 42 SENIOR VICE PRESIDENT
Frank Mago has held the position of Vice President of Finance of GMG Partners LLC, Sasco Springfield Auto Supply, Tri-States Stores since 1997. Frank automotive career path began at Tri-State Automotive Warehouse in 1987. Held the position of the main buyer from 1987-1995 and was responsible for handling maintaining control over the inventory. Became controller of Tri-State Automotive in 1993. Was a member of Automotive Warehouse Distributors Association from 1990-2001. Was an active member of the National Pronto Association and the Parts Plus Association. Frank is also an owner/treasurer of Top Notch Parts Distributors Inc, a tire distribution company in Wisconsin. Graduated from Northern Illinois University with bachelor's degree in accounting in 1983. Passed the CPA exam in 1985. Frank was in the Auditing department of Blue Cross Blue Shield of Illinois from 1984-1987.

AL CILELLA 58 VICE-PRESIDENT AND ASST. TO CHAIRMAN
From 1991 to 1995, as President, formed and operated Transport Advertisers Agency, Inc. A company which introduced IN TAXI cab advertising primarily in the Chicago market, along with other national large and small markets. The company marketed, sold advertising and maintained over 5,000 cabs nationally. From 1995 to the present as, President, developed and operated National Resources, Inc., which is a consulting product and services sourcing and sales organization. Also 2000 to present, created and developed as President, Great Northern Financial, which was merged into Ascot Financial Group, Inc., in 2002, which provides commercial financial services to the corporate business community, real estate developers and small to mid-sized business.

ITEM 5. OTHER EVENTS AND REGULATION FD DISCLOSURE

On October 9, 2003, the Registrant entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company, and a Rider to Agreement and Plan of Merger ("Rider"). Under the Alliance Agreement, Registrant issued 5,000,000 shares of common stock for all of the 757,864 issued and outstanding shares of common stock of Alliance Petroleum Products Corp. Under the terms of the Rider, the shareholders of Alliance Petroleum Products Corp. have the option to re-acquire the 757,864 issued and outstanding shares of common stock of Alliance from the registrant, if they choose, if a letter of commitment for the payoff of the secured debt of Alliance Petroleum Products Corp. with Harris Bank is not secured within 150 days from the date of the execution of the Alliance Agreement.

Also on October 9, 2003, the registrant entered into an Agreement to purchase an

<PAGE>

option to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG") and SASCO Springfield Auto Supply Company, a Delaware Corporation, ("SASCO") (Tri-State, GMG and SASCO are collectively referred to herein as "TSG"), for the payment of FIVE HUNDRED THOUSAND DOLLARS ($500,000). The option is exercisable upon the purchase of the net assets of TSG for approximately THREE MILLION DOLALRS ($3,000,000).

In addition, on October 9, 2003, the Registrant entered into an agreement with the shareholders of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri, for the option to purchase all of the outstanding shares ("MPW Option"). In payment of this option, Registrant issued 5,000,000 shares of common stock. Upon exercise of the MPW Option, Registrant will pay an additional 5,000,000 shares of common stock to the shareholders of MPW, and Two Million Two Hundred Thousand Dollars ($2,200,000), this option can not be exercised until after the refinancing of the TSG debt, of approximately $3,000,000.

The Registrant, effective October 10, 2003, relocated its offices to 1400 N. Gannon Drive, 2nd Floor, Hoffman Estates, IL 60194, telephone number of (847) 310-1400. The offices are co-located with office of Jesse Fuller, Chairman, CEO and President of the Registrant, occupying approximately 4,000 square feet. The registrant is not subject to a lease and does not pay rent, and the space is sufficient for the Registrant's needs for the foreseeable future.

As previously reported on the Current Report on Form 8-K, filed April 15, 2003, the Registrant, Prelude Ventures, Inc., on April 1, 2003, entered into a definitive agreement to acquire an aggregate of 10,000,000 shares of common stock, being all of the issued and outstanding shares of Pascal Energy, Inc. from that company and its shareholders. Prelude has agreed to issue and or exchange the following shares: with the date of April 1, 2003, 5,000,000 common voting shares, restricted under rule 144 of the Sec. Act, and in such form as requested by the sellers; and at a later date, issue 5,000,000 shares common voting shares, restricted under rule 144 of the Sec. Act, and in such form as requested by the sellers, subject to Prelude paying not less than $1,000,000 accumulated dividend to its shareholders of record.

The Registrant has determined that the transaction can not be completed, due to the inability to complete a comprehensive due diligence and difficulties in completing an audit of the financials of Pascal Energy. The shares of common stock, previously issued in anticipation of the completion of the transaction are to be returned to the treasury of the Registrant and cancelled.

ITEM 6. RESIGNATIONS OF REGISTRANT'S DIRECTORS

Effective October 10, 2003, Anthony Sarvucci, resigned as a Director and Officer of the Registrant. The resignation was accepted by the Board of Directors on

<PAGE>

October 10, 2003. Mr. Sarvucci, in his resignation letter did not advise the Registrant of any disputes with respect with the Registrant on any matter relating to the Registrant's operations, policies or practices. Mr. Sarvucci is to receive a total of 200,000 shares of common stock as his entire compensation for servicing as Sole Director and Officer of the Registrant from April 15, 2003 until October 10, 2003.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

(c) Exhibits

<TABLE>
<CAPTION>

<S>	<C>
Exhibit 10.1	Agreement and Plan of Reorganization for Stock Purchase Agreement of Alliance Petroleum

	Products Company
Exhibit 10.2	Rider to Agreement and Plan of Merger
Exhibit 10.3	Agreement and Plant of Reorganization to Purchase Option to Purchase Motor Parts Warehouse, Inc.
Exhibit 10.4	Option to Purchase Motor Parts Warehouse, Inc. from shareholders
Exhibit 10.5	Agreement and Plan of Reorganization to Purchase the Option to Purchase the Assets of Tri-State Stores, Inc., GMG Partners LLC, and SASCO Springfield Auto Supply Company.
Exhibit 10.6	Option to Purchase the Assets of -State Stores, Inc., GMG Partners LLC, and SASCO Springfield Auto Supply Company.
Exhibit 17.	Letter of resignation of Anthony Sarvucci

</TABLE>

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 6, 2003

Prelude Ventures, Inc.

By: Jesse Fuller

Jesse Fuller, President

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>SC 13D
<SEQUENCE>1
<FILENAME>sched13d.txt
<TEXT>
<PAGE>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No.: __)

Prelude Ventures, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

740456 20 7

(CUSIP Number)

Michael S. Krome, P.C.
8 Teak Court
Lake Grove, New York 11755
(631) 737-8381
(Name Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 29, 2003
(Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes)

<PAGE>

SCHEDULE 13D

<TABLE>
<CAPTION>
CUSIP No.: 740456 20 7

<S>	<C>	
1	Name of Reporting Person S.S. or IRS IDENTIFICATION NO. of ABOVE PERSON 11-3494183	
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP	(a) [X] (b) [ ]
3	SEC USE ONLY	
4	SOURCE OF FUNDS	

	OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable		
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES		
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 4,200,000	
	8	SHARED VOTING POWER 250,000	
	9	SOLE DISPOSITIVE POWER 4,200,000	
	10	SHARED DISPOSITIVE POWER 250,000	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,450,000		
12	CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29%		
14	TYPE OF REPORTING PERSON IN		

</TABLE>

<PAGE>

Item 1. SECURITY AND ISSUER

The class of securities to which this statement relates in the common stock, $0.001 par value (the "Common Stock") of Prelude Ventures, Inc., located at 240-18 Gostick Place, North Vancouver, BC, Canada V7M 3G3

ITEM 2. IDENTITY AND BACKGROUND

<TABLE>
<CAPTION>
(a) - (c)

Name		Principal Occupation	Employer	Address
<S>				<C>
Michael S. Krome, Esq.		Attorney	Self	8 Teak Court Lake Grove, NY 11755
	(d)	None		
	(e)	None		
	(f)	United States		

</TABLE>

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Shares were acquired pursuant to Escrow Agreement between Next Millennium Management Ltd. ("Agent for Sellers"), having an office at 522-625 Howe Street, Vancouver, BC, V6J 5L1, Gregory S. Yanke Law Corporation ("Sellers' Counsel"), having its office at 200-675 West Hastings Street, Vancouver, BC V6B 1N2 and Michael S. Krome, Esq., Escrow Agent.

ITEM 4. PURPOSE OF TRANSACTION

Shares were purchased in anticipation of a future transaction, either through a stock exchange with an operating company, purchase of assets or combination of such transactions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 4,200,00 shares of Common Stock of the Issuer, representing approximately 28.3% of the Issuer's common stock (based upon 14,982,700 shares of common stock outstanding at September 30, 2003).

<PAGE>

(b) Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the 4,200,000 shares beneficially owned by the Reporting Person.

(c) Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

(d) Certain Rights of Other Persons. Not Applicable

(e) Date Ceased to be a 5% Owner. Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Attached is the Escrow Agreement related to the shares of common stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 13, 2003

/s/ Michael S. Krome

Michael S. Krome, Esq.
Escrow Agent

<PAGE>

STOCK PURCHASE AND ESCROW AGREEMENT

STOCK PURCHASE and ESCROW AGREEMENT dated as of June 20, 2003, among New Century Capital Consultants, Inc., ("Agent for Buyers'"), doing business at 1 Great Neck Road, Great Neck, New York 11201, Next Millennium Management Ltd. ("Agent for Sellers"), having an office at 522 -625 Howe Street, Vancouver, BC, V6J 5L1, Gregory S. Yanke Law Corporation ("Sellers' Counsel"), having its office at 200 - 675 West Hastings Street, Vancouver, BC V6B 1N2 and Michael S. Krome, P.C., as escrow agent, having his office for the practice of law at 8 Teak Court, Lake Grove, New York ("Escrow Agent").

WHEREAS, a New Century Capital Consultants, Inc. (the "Agent for Buyers'") is desirous of purchasing 14,832,700 of the shares of common stock (the "Stock") of Prelude Ventures, Inc. ("PLUD") for an aggregate purchase price of $520,000 (the "Purchase Price");

WHEREAS, the Agent For Sellers has the authority to act on behalf of the owners of the Stock, which owners desire to sell the stock to Agent for Buyers';

WHEREAS, Sellers' Counsel has possession of the Stock and upon the receipt of the Purchase Price has irrevocable instructions to transfer the Stock to the Escrow Agent; and

WHEREAS, in conjunction with sale and purchase of the Stock, all parties desire the Escrow Agent to handle the transaction on behalf of the Agent for Buyers'.

NOW, THEREFORE, for good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties do hereby agree as follows:

1. Purchase. Agent for Buyers' agrees to purchase the Stock for the Purchase Price.

2. Transfer. Agent for Buyers' shall effect the payment of the Purchase Price by way of a series of market transactions whereby Sellers' Counsel, through a trust brokerage account, shall sell to Agent for Buyers' shares of common stock of PLUD comprising a portion of the Stock. Immediately upon receipt

of the entire Purchase Price, Sellers' Counsel shall transfer all remaining Stock in certificate form, duly endorsed, or by Depository Trust Company transfer to the Escrow Agent in accordance with the instructions provided in Exhibit "A" hereto.

3. Additional Shares. Agent for Sellers will use its best efforts to locate and forward to Escrow Agent an additional 100,000 shares of PLUD that were previously forwarded to a promoter in San Diego. If the shares cannot be returned, then Seller will use its best efforts to arrange for a lock-up agreement with the holder of the additional shares.

4. Failure to Transfer Shares. Upon the completion of the Purchase Price, if the Sellers' Counsel fails to transfer the remaining Stock to the Escrow Agent, the Agent for Buyers' shall have the right to rescind the Purchase Price, and to seek punitive damages from the shareholders that the Agent for Sellers represents.

<PAGE>

5. Appointment of Escrow Agent.

a. Appointment. The Escrow Agent shall act as the escrow agent as set forth herein, and as such shall receive, acknowledge receipt, retain, release and deliver the Stock on the terms, and subject to the conditions, set forth herein.

b. Rights, Duties and Immunities.

(i) The duties and obligations of the Escrow Agent shall be determined solely by the express provisions of this Agreement. The Escrow Agent shall not be liable except for the . performance of such duties and obligations as are specifically set out in this Agreement and the Escrow Agent shall not be deemed to have any knowledge of, or responsibility for, the terms of any other agreement, instrument or document.

(ii) The Escrow Agent shall not be responsible in any manner whatsoever for any failure or inability of any party hereto, or of any one else, to deliver documents to the Escrow Agent or otherwise to honor any of the provisions of this Agreement or otherwise.

(iii) The Agent for Buyers' and Seller will indemnify the Escrow Agent for, and defend and hold it harmless against, any loss, liability or expense (including but not limited to attorneys' fees and disbursements) arising out of or in connection with, its acceptance of or the performance of its duties and obligations under or the interpretation of this Agreement; provided, however, that this Section 3(c) shall not apply to losses, liabilities and expenses caused by the bad faith, willful misconduct or gross negligence of the Escrow Agent.

(iv) The Escrow Agent shall not be liable for any error of judgment, or for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law, or for anything which it may do or refrain from doing in connection herewith, except its own bad faith, willful misconduct or gross negligence.

c. Release of Escrow. The Escrow Agent shall hold, release and deliver the Stock as directed by the Agent for Buyers'.

e. Fees and Costs of the Escrow Agent. All fees and reimbursement of any reasonable expenses to the Escrow Agent shall be the responsibility of the Agent for Buyers'.

6. Governing Law and Construction. This Agreement, the rights of the parties in, under and to this Agreement and any dispute or action relating to this Agreement (whether in contract, tort or otherwise) will be governed by, construed and enforced in accordance with the laws of New York applicable to the agreements made and performed entirely in that State. Any legal actions, suits or proceeding arising out of this Agreement (whether arising in contract, tort or otherwise) other than any claim, action, dispute or controversy subject to arbitration under Section 7 hereof, will be brought exclusively in a federal or state court located in the State of New York having jurisdiction of those courts with respect to any legal actions, suits or proceeding (whether arising in contract, tort or otherwise) arising out of this Agreement. In the event of any

legal action, suit or proceeding, the parties waive their right to a jury trail.

<PAGE>

7. Notices. All notices, demands, requests, consents, approvals, reports or other communications required or permitted to be given pursuant to this Agreement shall be in writing and delivered to the addresses indicated above.

8. Headings. The headings of the sections of this Agreement are inserted as a matter of convenience and for reference purposes only, are of no binding effect, and in no respect define, limit or describe the scope of this Agreement or the instant of any section.

9. Counterparts. This Agreement may be signed in any number of counterparts with the same effect as if the signatures to each were upon the same instrument.

10. Entire Agreement. This Agreement represents the entire understanding and agreement between the parties with respect to the subject matter hereof, supersedes all prior negotiations between the parties, and can be amended, modified, supplemented, extended, terminated, discharged or changed only by an agreement in writing which makes specific reference to this Agreement and which is signed by all parties.

11. Severability. Any provision of this Agreement that may be determined by a court of competent jurisdiction to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. It is expressly understood, however, that the parties intend each and every provision of this Agreement to be valid and enforceable and hereby knowingly waive all rights to object to any provision of this Agreement.

[Rest of page Intentionally left blank - Signature page follows]

<PAGE>

IN WITNESS WHEREOF, the parties have caused this Escrow Agreement to be executed as of the date first above written.

Michael S. Krome, P.C.
As Escrow Agent

By:______________________
Michael S. Krome

Agent for Buyers': New Century Capital Consultants, Inc.

By: ______________________
Name:
Title: President

Agent for Seller: Next Millenium Management Ltd.

By: ______________________
Name: Keith Balderson
Title: President

Sellers' Counsel: Gregory S. Yanke Law Corporation

By: ______________________
Name: Greg Yanke
Title: President

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>10QSB
<SEQUENCE>1
<FILENAME>form10q.txt
<TEXT>
<PAGE>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-QSB

Quarterly Report Pursuant to Section 13 or 15(D) of The Securities Act of 1934

For the quarterly period ended: June 30, 2003
Commission file number: 000-49950

PRELUDE VENTURES, INC.
(Exact name of small business issuer as specified in its charter)

Nevada	98-0232018
(State or other jurisdiction of incorporation or organization)	(IRS Employee Identification No.)

234 - 5149 Country Hills Boulevard, Suite 208, Calgary, Alberta, T3A 5K8
(Address of principal executive offices)

(403) 547-1575
(Issuer's telephone number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Common Stock, $0.001 par value	15,000,000
(Class)	(Outstanding as of August 11, 2003)

<PAGE>

<TABLE>
<CAPTION>

PRELUDE VENTURES, INC.
FORM 10-QSB
INDEX

</TABLE>

<PAGE>

PART I: FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS (UNAUDITED)

PRELUDE VENTURES, INC.

(A Pre-exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

June 30, 2003 and December 31, 2002

(Stated in US Dollars)

(Unaudited)

F-1

<PAGE>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
INTERIM BALANCE SHEETS
June 30, 2003 and December 31, 2002
(Stated in US Dollars)
(Unaudited)

<TABLE>
<CAPTION>

ASSETS	(Unaudited) June 30, 2003	(Audited) December 31, 2002
<S>	<C>	<C>
Current		
Cash	$ 17,327	$ 24,397
Prepaid expenses	--	400
	$ 17,327	$ 24,797
LIABILITIES		
Current		
Accounts payable	$ 90,263	$ 7,263
Loans payable	32,442	10,000
	122,705	17,263
STOCKHOLDERS' EQUITY (DEFICIENCY)		
Preferred stock, $0.001 par value 10,000,000 shares authorized, none outstanding		
Common stock, $0.001 par value 100,000,000 shares authorized 15,000,000 (December 31, 2002: 15,000,000) shares outstanding	15,000	15,000
Paid-in capital	85,000	85,000
Deficit accumulated during the pre-exploration stage	(205,378)	(92,466)
	(105,378)	7,534
	$ 17,327	$ 24,797

</TABLE>

SEE ACCOMPANYING NOTES

F-2

<PAGE>

<TABLE>
<CAPTION>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
INTERIM STATEMENTS OF OPERATIONS
for the three and six month period ended June 30, 2003 and 2002
and for the period May 24, 2000 (Date of Incorporation) to June 30, 2003
(Stated in US Dollars)
(Unaudited)

May 24, 2000
(Date of Incor-

<S>	Three months ended June 30 2003 <C>	2002 <C>	Six months ended June 30, 2003 <C>	2002 <C>	poration) to June 30, 2003 <C>
Expenses					
Accounting and audit fees	$ 20,709	$ 1,000	$ 26,029	$ 3,167	$ 43,684
Bank charges	19	95	75	129	548
Filing fees	--	25	--	4,652	7,185
Foreign exchange loss	--	--	--	--	692
Legal fees	4,159	--	9,816	--	36,674
Management fees	60,000	3,000	75,000	6,000	97,500
Office and miscellaneous	115	53	231	460	891
Resource property costs	--	2,608	--	4,108	12,688
Transfer agent fees	1,455	410	1,761	440	5,516
Net loss for the period	$ 86,457	$ 7,191	$ 112,912	$ 18,956	$ 205,378
Basic loss per share	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.00)	
Weighted average number of shares outstanding	15,000,000	6,000,000	15,000,000	6,000,000	

</TABLE>

SEE ACCOMPANYING NOTES

<PAGE>

<TABLE>
<CAPTION>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
INTERIM STATEMENTS OF CASH FLOWS
for the three and six month period ended June 30, 2003 and 2002
and for the period May 24, 2000 (Date of Incorporation) to June 30, 2003
(Stated in US Dollars)
(Unaudited)

<S>	Six months ended June 30 2003 <C>	2002 <C>	May 24, 2000 (Date of Incorporation) to June 30, 2003 <C>
Cash Flows from Operating Activities			
Net loss for the period	$(112,912)	$ (18,956)	$(205,378)
Changes in non-cash working capital balances related to operations			
Share subscription receivable	--	(692)	--
Prepaid expenses	400	(2,000)	--
Accounts payable and accrued liabilities	83,000	(6,960)	90,263
	(29,512)	(28,608)	(115,115)
Cash Flows from Financing Activities			
Shares issued for cash	--	72,000	100,000
Loans payable	22,442	(9,500)	32,442
	22,442	62,500	132,442
Increase (decrease) in cash during the period	(7,070)	33,892	17,327
Cash, beginning of the period	24,397	2,383	--
Cash, end of the period	$ 17,327	$ 36,275	$ 17,327
Supplementary disclosure of cash flow information:			
Cash paid for:			
Interest	$ --	$ --	$ --
Income taxes	$ --	$ --	$ --

</TABLE>

SEE ACCOMPANYING NOTES

F-4

<PAGE>

<TABLE>
<CAPTION>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
INTERIM STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)
for the period May 24, 2000 (Date of Incorporation) to June 30, 2003
(Stated in US Dollars)
(Unaudited)

	Common Shares		Additional Paid-in	Share	Deficit Accumulated During the Pre-exploration	
	Number	Par Value	Capital	Subscriptions	Stage	Total
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Capital stock subscribed pursuant to an offering memorandum, for cash - at $0.004	6,000,000	$ 6,000	$ 19,000	$ --	$ --	$ 25,000
Net loss for the period	--	--	--	--	(7,301)	(7,301)
Balance, as at March 31, 2001	6,000,000	6,000	19,000	--	(7,301)	17,699
Stock subscriptions received	--	--	--	31,000	--	31,000
Net loss for the year	--	--	--	--	(50,409)	(50,409)
Balance, March 31, 2002	6,000,000	6,000	19,000	31,000	(57,710)	(1,710)
Stock subscriptions received	--	--	--	44,000	--	44,000
Shares issued pursuant to an initial public offering - at $0.008	9,000,000	9,000	66,000	(75,000)	--	--
Net loss for the period	--	--	--	--	(34,756)	(34,756)
Balance, as at December 31, 2002	15,000,000	15,000	85,000	--	(92,466)	7,534
Net loss for the period	--	--	--	--	(112,912)	(112,912)
Balance, as at June 30, 2003	15,000,000	$ 15,000	$ 85,000	$ --	$ (205,378)	$ (105,378)

</TABLE>

SEE ACCOMPANYING NOTES

F-5

<PAGE>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
June 30, 2003
(Stated in US Dollars)
(Unaudited)

Note 1 Interim Reporting

While information presented in the accompanying interim six months financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. All adjustments are of a normal recurring nature. It is suggested that these interim financial statements be read in conjunction with the company's December 31, 2002 financial statements.

Note 2 Continuance of Operations

The financial statements have been prepared using generally accepted accounting principles in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At June 30, 2003, the Company has a working capital deficiency of $105,378 and has accumulated losses of $205,378 since its commencement. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due.

Note 3 Commitments

Mining Lease

By a lease letter agreement effective March 9, 2001 and amended March 4, 2002 and September 4, 2002, the Company was granted the exclusive right to explore, develop and mine the Medicine Project property located in Elko County of the State of Nevada. The term of the lease was for 20 years, with automatic extensions so long as the conditions of the lease are met. The Company was required to pay minimum advance royalty payments totalling $97,500 on various dates to March 9, 2005 and then $50,000 every March 9 thereafter. The Company had paid a total of $7,500 in minimum advance royalty payments.

During the six months ended June 30, 2003, management of the Company abandoned the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property.

<PAGE>

Note 3 Commitments - (cont'd)

Business Acquisition

On April 1, 2003, the Company entered into a definitive agreement to acquire 100% of the issued and outstanding shares of Pascal Energy Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under rule 144 of the Securities and Exchange Act, and at a later date, issue 5,000,000 shares common shares, restricted under rule 144 of the Securities and Exchange Act subject to the company paying not less than $1,000,000 accumulated dividends to its shareholders of record. Pascal Energy Inc.'s business is to provide servicing for the oil and gas industry.

The Company has not completed its due diligence with respect to the acquisition of Pascal Energy Inc., and as a result, the transaction has not closed. Upon completion of due diligence, the closing of the transaction will be subject to the approval of the Board of Directors of the Company.

<PAGE>

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.

Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or our behalf. We disclaim any obligation to update forward looking statements.

OVERVIEW

History And Organization

Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the state of Nevada on May 24, 2000. We have not commenced business operations and we are considered an exploration stage enterprise. To date, our activities have been limited to organizational matters, obtaining a mining engineer's report and The preparation and filing of the registration statement of which this prospectus is a part of. In connection with the organization of our company, the founding shareholder of our company contributed an aggregate of $25,000 cash in exchange for 1,000,000 shares of common stock (pre-roll forward 6:1). We have no significant assets, and we are totally dependent upon the successful completion of this offering and receipt of the proceeds there from, of which there is no assurance, for the ability to commence our proposed business operations.

Proposed Business

On April 1, 2003, Prelude Ventures, Inc. entered into an agreement to acquire an aggregate of 10,000,000 shares of common stock, being all of the issued and outstanding shares of Pascal Energy Inc. from that company and its shareholders. Prelude has agreed to issue and or exchange following shares: 5,000,000 common voting shares, restricted under rule 144 of the Securities Act of 1933, and in such form as requested by the sellers; and at a later date, issue 5,000,000 common voting shares, restricted under rule 144 of the Securities Act of 1933, and in such form as requested by the sellers, subject to Prelude paying not less than $1,000,000 accumulated

3

<PAGE>

dividend to its shareholders of record. As of August 15, 2003, no shares have been issued and the closing of the transaction is pending final due diligence by the Company and tax planning on behalf of the vendors.

GENERAL

We are a start-up, exploration stage company and have not yet started our business operations or generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that our auditors believe there is doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills.

Results of Operations

From Inception on May 24, 2000

We Initially acquired our first interest in lode mining claims. These claims were abandoned during the three months ended March 31, 2003.

During the past quarter our operations focused upon the investigation and acquisition of Pascal Energy Inc.

Pascal Energy Inc. is involved in oilfield infrastructure services mainly in the Province of Alberta, Canada.

Plan of Operations

Since inception, we have used our common stock to raise money for our property acquisition, for corporate expenses and to repay outstanding indebtedness. Net cash provided by financing activities from inception on May 24, 2000 to June 30, 2001 was $5,500 as a result of proceeds received from our president and sole director. On April 11, 2001 we received additional cash financing of $19,500 as a result of proceeds received from our then president and sole director.

Prelude's plan of operations for the next twelve months is to undertake development of Pascal Energy Inc. including acquisition of additional businesses and expansion of existing operations in Canada and the United States.

The Company recognizes a need for additional capital that will be sought through the sale of additional equity by way of Private Placement. Funds generated will be used to fund working capital requirements as well as expansion and acquisitions.

Liquidity and Capital Resources

4

<PAGE>

As of the date of this report, we have yet to generate any revenues from our business operations. Since our inception, the Company's founder paid $25,000 in cash in exchange for 1,000,000 shares of common stock. We have also issued 1,500,000 shares of stock pursuant to our Form SB-2 registration statement. This money was utilized for organizational and start-up costs and as operating capital. An additional $75,000 was raised through the issue of common shares last year. As of June 30, 2003 we had sustained cumulative operating losses of $205,378.

The quarter ended June 30, 2003 saw an increase in activity which was due primarily to the investigation of the purchase of Pascal Energy Inc.

Management fees were $60,000 for the quarter and legal and accounting fees increased to $4,159 and $20,709 respectively from $nil and $1,000 in the 3 months ended June 30, 2002. These fees increased in connection with the acquisition purchase investigation that resulted in the signing of the agreement noted in the 8K dated April 15, 2003.

As at June 30, 2003 the Company had insufficient funds to continue operations. Funds have been provided by Directors and Shareholders which if not continued could result in the Company curtailing operations.

The company's cash resources amounted to $17,327 as at June 30, 2003

Should the Company be unsuccessful in its attempts to raise capital it may have to curtail operations.

RISK FACTORS

Much of the information included in this registration statement includes or is based upon estimates, projections or other "forward looking statements". Such forward looking statements include any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other "forward looking statements" involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward looking statements".

Our common shares are considered speculative during our search for a new business opportunity. Prospective investors should consider carefully the risk factors set out below.

Governmental Regulation

<PAGE>

To the best of our knowledge, we are not currently subject to direct federal, state or local regulation in the United States, other than regulations applicable to businesses generally.

Key Personnel

Although none of our present officers or directors are key to our continuing operations, we rely upon the continued service and performance of these officers and directors, and our future success depends on the retention of these people, whose knowledge of our business and whose technical expertise would be difficult to replace. At this time, none of our officers or directors are bound by employment agreements, and as a result, any of them could leave with little or no prior notice.

If we are unable to hire and retain technical, sales and marketing and operational personnel, any business we acquire could be materially adversely affected. It is likely that we will have to hire a significant number of additional personnel in the future if we identify and complete the acquisition of a business opportunity, or if we enter into a business combination. Competition for qualified individuals is likely to be intense, and we may not be able to attract, assimilate, or retain additional highly qualified personnel in the future. The failure to attract, integrate, motivate and retain these employees could harm our business.

Limited Operating History; Need for Additional Capital

There is no historical financial information about our company upon which to base an evaluation of our performance. We are an exploration stage company and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our properties, and possible cost overruns due to price and cost increases in services. To become profitable and competitive, we conduct research and exploration of our properties. We are seeking equity financing to provide for the capital required to implement our research and exploration phases.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Continued Management Control/Limited Time Availability

We are dependent upon management's personal abilities to evaluate business opportunities that may be presented in the future. While seeking to acquire a business opportunity, management anticipates devoting up to 50% of their time to our business. Management may or may not have prior experience in the technical aspects of the industry or the business within that industry that may be acquired. Our officers have not entered into written employment agreements with us with respect to our proposed plan of operation and are not expected to do so in the foreseeable future. We have not obtained key man life insurance on our officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any

<PAGE>

of these individuals would adversely affect development of our business and our likelihood of continuing operations.

Lack of Market Research or Marketing Organization

We have not conducted or received results of market research indicating that there is a demand for the acquisition of a business opportunity or business combination as contemplated by our company. Even if there is demand for the acquisition of a business opportunity or combination as contemplated, there is no assurance we will successfully complete such an acquisition or combination.

Regulation

Although we will be subject to regulation under the Securities Exchange Act of 1934, management believes that we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities. In the event that we engage in business combinations which result in us holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940, meaning that we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to the status of our company under the Investment Company Act of 1940 and, consequently, any violation of such act would subject us to material adverse consequences.

Taxation

United States and, if applicable, international tax consequences will, in all likelihood, be major considerations in any business acquisition or combination we may undertake. Typically, these transactions may be structured to result in tax-free treatment pursuant to various United States tax provisions. We intend to structure any business combination so as to minimize the tax consequences to both our company, our management, our principal shareholder and the target entity. Management cannot ensure that a business combination will meet the statutory requirements for a tax-free reorganization, or that the parties will obtain the intended tax-free treatment upon a transfer of common shares or assets. A non-qualifying reorganization could result in the imposition of taxes, which may have an adverse effect on both parties to the transaction.

Uncertain Ability to Manage Growth

Our ability to achieve any planned growth upon the acquisition of a suitable business opportunity or business combination will be dependent upon a number of factors including, but not limited to, our ability to hire, train and assimilate management and other employees and the adequacy of our financial resources. In addition, there can be no assurance that we will be able to manage successfully any business opportunity or business combination. Failure to manage anticipated growth effectively and efficiently could have a materially adverse effect on our business.

<PAGE>

"Penny Stock" Rules May Restrict the Market for the Company's Shares

Our common shares are subject to rules promulgated by the Securities and Exchange Commission relating to "penny stocks," which apply to companies whose shares are not traded on a national stock exchange or on the NASDAQ system, trade at less than $5.00 per share, or who do not meet certain other financial requirements specified by the Securities and Exchange Commission. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in the such penny stocks. These rules may discourage or restrict the ability of brokers to sell our common shares and may affect the secondary market for our common shares. These rules could also hamper our ability to raise funds in the primary market for our common shares.

Possible Volatility of Share Prices

Our common shares are currently publicly traded on the Over-the-Counter Bulletin Board service of the National Association of Securities Dealers, Inc. The trading price of our common shares has been subject to wide fluctuations. Trading prices of our common shares may fluctuate in response to a number of factors, many of which will be beyond our control. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with no current business operation. There can be no assurance that trading prices and price earnings ratios previously experienced by our common shares will be matched or maintained. These broad market and industry factors may adversely affect the market price of our common shares, regardless of our operating performance.

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for us and a diversion of management's attention and resources.

Indemnification of Directors, Officers and Others

Our by-laws contain provisions with respect to the indemnification of our officers and directors against all expenses (including, without limitation, attorneys' fees, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that the person is one of our officers or directors) incurred by an officer or director in defending any such proceeding to the maximum extent permitted by Nevada law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of our company under Nevada law or otherwise, we have been advised the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

<PAGE>

Anti-Takeover Provisions

We do not currently have a shareholder rights plan or any anti-takeover provisions in our By-laws. Without any anti-takeover provisions, there is no deterrent for a take-over of our company, which may result in a change in our management and directors.

Reports to Security Holders

Under the securities laws of Nevada, we are not required to deliver an annual report to our shareholders but we intend to send an annual report to our shareholders.

ITEM 3. CONTROLS AND PROCEDURES

The registrant's Principal executive officers and principal financial officer, based on their evaluation of the registrant's disclosure controls and procedures (as defined in Rules 13a-14 (c) of the Securities Exchange Act of 1934) as of June 30, 2003 have concluded that the registrants' disclosure controls and procedures are adequate and effective to ensure that material information relating to the registrants and their consolidated subsidiaries is recorded, processed , summarized and reported within the time periods specified by the SEC' s rules and forms, particularly during the period in which this quarterly report has been prepared.

The registrants' principal executive officers and principal financial officer have concluded that there were no significant changes in the registrants' internal controls or in other factors that could significantly affect these controls subsequent to June 30, 2003 the date of their most recent evaluation of such controls, and that there was no significant deficiencies or material weaknesses in the registrant's internal controls.

PART II: OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.

We know of no material, active or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceedings or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholders are an adverse party or have a material interest adverse to us.

ITEM 2. CHANGES IN SECURITIES.

None

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

None.

<PAGE>

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

ITEM 5. OTHER INFORMATION.

None.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

(a) Exhibits

3.1 Articles of Incorporation of the Registrant*
3.2 By-laws of the Registrant*
31.1 Section 302 Certification
32.1 Section 906 Certification

----

* Previously filed as an exhibit to the Company's Form 10-SB filed on June 26, 2001

(b) Reports on Form 8-K filed during the three months ended June 30, 2003.

A current report on Form 8K under Item 1: Changes in Control of Registrant was filed on April 15, 2003.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2003 Prelude Ventures, Inc.

/s/ Anthony Sarvucci

Anthony Sarvucci
President, CEO and CFO

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>NT 10-Q
<SEQUENCE>1
<FILENAME>doc1.txt
<TEXT>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number - 000-49950

NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K [_] Form 11-K [_] Form 20-F [X] Form 10-Q [_] Form N-SAR

For Period Ended: June 30, 2003

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

<PAGE>

PART I
REGISTRANT INFORMATION

PRELUDE VENTURES, INC.

Full Name of Registrant

Former Name if Applicable

234 - 5149 Country Hills Boulevard Suite 208

Address of Principal Executive Office (Street and Number)

CALGARY, A.B., CANADA, T3A 5K8

City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

| (a) The reasons described in reasonable detail in Part III of this form could not be | eliminated without unreasonable effort or expense;
|
[X] | (b) The subject annual report, semi-annual report, transition report on Form 10-
| K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or
| before the 15th calendar day following the prescribed due date; or the subject
| quarterly report or transition report on Form 10-Q, or portion thereof will be filed
| on or before the fifth calendar day following the prescribed due date; and
|
| (c) The accountant's statement or other exhibit required by Rule
| 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is awaiting information from outside third parties in order to complete the Form 10-QSB.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Anthony Sarvucci, President (403) 547-1575

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from

the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[_] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PRELUDE VENTURES, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2003

By: : /s/ Anthony Savucci

Anthony Sarvucci, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b)

of Regulation S-T.

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>8-K/A
<SEQUENCE>1
<FILENAME>doc1.txt
<TEXT>

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K-A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): April 1, 2003

Prelude Ventures, Inc.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-49950	98-0232018
(Commission File No.)	(IRS Employer Identification No.)

234-5149 Country Hills Boulevard
Suite 208
Calgary, Alberta T3A 5K8
(403) 541-1575
(Address and telephone number of principal executive offices
and place of business)

<PAGE>

Item 2. Acquisition or Disposition of Assets

As previously reported on the Current Report on Form 8-K, filed April 15, 2003, the Registrant, Prelude Ventures, Inc., on April 1, 2003, entered into a definitive agreement to acquire an aggregate of 10,000,000 shares of common stock, being all of the issued and outstanding shares of Pascal Energy, Inc. from that company and its shareholders. Prelude has agreed to issue and or exchange the following shares: with the date of April 1, 2003, 5,000,000 common voting shares, restricted under rule 144 of the Sec. Act, and in such form as requested by the sellers; and at a later date, issue 5,000,000 shares common voting shares, restricted under rule 144 of the Sec. Act, and in such form as requested by the sellers, subject to Prelude paying not less than $1,000,000 accumulated dividend to its shareholders of record.

The Registrant has not completed its due diligence with respect to the acquisition of Pascal Energy, Inc., and accordingly, the transaction has not been completed and no shares have been issued to the Definitive Agreement, dated as of the 1st Day of April, 2003. The full text of the agreement was previously filed with the initial Current Report on Form 8-K, filed April 15, 2003, as Exhibit 10.1 and incorporated by reference.

Upon completion of Due Diligence, the transaction will be completed, after full Board of Directors approval.

Item 5. Other Events

The Registrant had previously, on April 1, 2003, relocated its offices to 234-5149 Country Hills Boulevard, Suite 208, Calgary, Alberta T3A 5K8, telephone number (403) 541-1575. The location is currently in an executive office suite, whereby the Registrant leases space as needed. The cost is a little as $75 per month, depending on the services needed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Prelude Ventures, Inc.

By: Anthony Sarvucci

Anthony Sarvicci, President

Dated: April 15, 2003

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>10QSB
<SEQUENCE>1
<FILENAME>qrtrly.txt
<DESCRIPTION>FOR PERIOD ENDING MARCH 31, 2003
<TEXT>

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-QSB

Quarterly Report Under
the Securities Exchange Act of 1934

For Quarter Ended: March 31, 2003

Commission File Number: 000-49950

Prelude Ventures, Inc.
(Exact name of small business issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

98-0232018
(IRS Employer Identification No.)

203-1010 Chilco Street
Vancouver, BC, Canada V6G 2R6
(Address of principal executive offices)

None
(Former name or former address, if changed since last report)

V6G 2R6
(Zip Code)

(604) 922 0029
(Issuer's Telephone Number)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes__X__ No ____.

The number of shares of the registrant's only class of common stock issued and outstanding, as of March 31, 2003 was 15,000,000 common shares.

1

<PAGE>

PART ITEM 1. FINANCIAL STATEMENTS.

The unaudited financial statements for the three-month period ended March 31, 2003 are attached hereto.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.

Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or our behalf. We disclaim any obligation to update forward looking statements.

OVERVIEW

History And Organization

Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the state of Nevada on May 24, 2000. We have not commenced business operations and we are considered an exploration stage enterprise. To date, our activities have been limited to organizational matters, obtaining a mining engineer's report and the preparation and filing of the registration statement of which this prospectus is a part of. In connection with the organization of our company, the founding shareholder of our company contributed an aggregate of $25,000 cash in exchange for 1,000,000 shares of common stock (pre-roll forward 6:1). We have no significant assets, and we are totally dependent upon the successful completion of this offering and receipt of the proceeds there from, of which there is no assurance, for the ability to commence our proposed business operations.

Proposed Business

On April 1, 2003, Prelude Ventures, Inc. entered into a definitive agreement to acquire an aggregate of 10,000,000 shares of common stock, being all of the issued and outstanding shares of Pascal Energy Inc. from that company and its shareholders. Prelude has agreed to issue and or exchange following shares: with date of April 01, 2003, 5,000,000 common voting shares, restricted under rule 144 of the Sec. Act, and in such form as requested by the sellers; and at a later date, issue 5,000,000 common voting shares, restricted under rule 144 of the Sec. Act., and in such forma as requested by the sellers, subject to the Prelude paying not less than $1,000,000 accumulated dividend to its shareholders of record.

<PAGE>

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

We are a start-up, exploration stage company and have not yet started our business operations or generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that our auditors believe there is doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills.

Limited Operating History; Need for Additional Capital

There is no historical financial information about our company upon which to base an evaluation of our performance. We are an exploration stage company and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our properties, and possible cost overruns due to price and cost increases in services. To become profitable and competitive, we conduct research and exploration of our properties. We are seeking equity financing to provide for the capital required to implement our research and exploration phases.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Results of Operations

From Inception on May 24, 2000

We Initially acquired our first interest in lode mining claims. These claims were abandoned during the three months ended March 31, 2003.

During the past quarter our operations focused upon the investigation and acquisition of Pascal Energy Inc.

Pascal Energy Inc. is involved in oilfield infrastructure services mainly in the Province of Alberta Canada.

Plan of Operations

Since inception, we have used our common stock to raise money for our property acquisition, for corporate expenses and to repay outstanding indebtedness. Net cash provided by financing activities from inception on May 24, 2000 to June 30, 2001 was $5,500 as a result of proceeds received from our president and sole director. On April 11, 2001 we received additional cash financing of $19,500 as a result of proceeds received from our then president and sole director.

Prelude's plan of operations for the next twelve months is to undertake development of Pascal Energy Inc. including acquisition of additional businesses and expansion of existing operations in Canada and the United States.

<PAGE>

The Company recognizes a need for additional capital that will be sought through the sale of additional equity by way of Private Placement. Funds generated will be used to fund working capital requirements as well as expansion and acquisitions.

Liquidity and Capital Resources

As of the date of this report, we have yet to generate any revenues from our business operations. Since our inception, the Company's founder paid $25,000 in cash in exchange for 1,000,000 shares of common stock. We have also issued 1,500,000 shares of stock pursuant to our Form SB-2 registration statement. This money was utilized for organizational and start-up costs and as operating capital. An additional 75,000 was raised through the issue of common shares last year. As of March 31, 2003 we had sustained cumulative operating losses of $118,322.

The quarter ended March 31,2003 saw an increase in activity which was due primarily to the investigation of the purchase of Pascal Energy Inc.

Management fees were $15,000 for the quarter and legal and accounting fees increased to $5,657 and $5,321 respectively from $nil and $2,167 in the 3 months ended March 31, 2002. These fees increased in connection with the acquisition purchase investigation that resulted in the signing of the agreement noted in the 8K dated April 15, 2003.

As at March 31, 2003 the Company had insufficient funds to continue operations. Funds have been provided by Directors and Shareholders which if not continued could result in the Company curtailing operations.

The company's cash resources amounted to $18,063 as at March 31, 2003

Should the Company be unsuccessful in its attempts to raise capital it may have to curtail operations.

4

<PAGE>

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

There are no material legal proceedings to which we (or any of our officers and directors in their capacities as such) is a party or to which our property is subject and no such material proceedings is known by our management to be contemplated.

ITEM 2. CHANGES IN SECURITIES - NONE

ITEM 3. DEFAULTS UPON SENIOR SECURITIES - NONE

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS - NONE

ITEM 5. OTHER INFORMATION - NONE

ITEM 6. EXHIBITS AND REPORTS ON FORM

(a) Exhibits - NONE

(b) Reports on Form 8-K

8K dated April 15 2003

SIGNATURE

In accordance with the requirements of the Securities and Exchange Act of 1934, as amended, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRELUDE VENTURES, INC.

Dated: May 20, 2003 /s/ William Iverson
William Iverson President

5

<PAGE>

CERTIFICATIONS*

I, William Iverson, certify that;

1. I have reviewed this quarterly report on Form10-QSB of Prelude Ventures, Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements

were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other facts that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003

/s/ William Iverson
William Iverson
Chief Executive Officer

<PAGE>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
INTERIM BALANCE SHEETS
March 31, 2003 and December 31, 2002
(Stated in US Dollars)
(Unaudited)

<TABLE>

ASSETS	(Unaudited) March 31, 2003	(Audited) December 31, 2002
Current		
Cash	$ 18,063	$ 24,397
Prepaid expenses	100	400
	$ 18,163	$ 24,797
LIABILITIES		
Current		
Accounts payable	$ 13,085	$ 7,263
Loans payable	24,000	10,000
	37,085	17,263
STOCKHOLDERS' EQUITY (DEFICIENCY)		
Preferred stock, $0.001 par value 10,000,000 shares authorized, none outstanding		
Common stock, $0.001 par value 100,000,000 shares authorized 15,000,000 (December 31, 2002: 15,000,000) shares outstanding	15,000	15,000
Paid-in capital	85,000	85,000
Deficit accumulated during the pre-exploration stage	(118,922)	(92,466)

	(18,922)	7,534
	$ 18,163	$ 24,797

<S> <C> <C> <C> <C> <C> <C>
</TABLE>

7

<PAGE>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
INTERIM STATEMENTS OF OPERATIONS
for the three month period ended March 31, 2003 and 2002 and for the period May 24, 2000 (Date of Incorporation) to March 31, 2003
(Stated in US Dollars)
(Unaudited)

<TABLE>

	Three months ended March 31, 2003	2002	May 24, 2000 (Date of Incorporation) to March 31, 2003
Expenses			
Accounting and audit fees	$ 5,321	$ 2,167	$ 22,976
Bank charges	56	34	529
Filing fees	-	4,627	7,185
Foreign exchange loss	-	-	692
Legal fees	5,657	-	32,515
Management fees	15,000	3,000	37,500
Office and miscellaneous	116	407	776
Resource property costs	-	1,500	12,688
Transfer agent fees	306	30	4,061
Net loss for the period	$ (26,456)	$ (11,765)	$ 118,922
Basic loss per share	$ (0.00)	$ (0.01)	
Weighted average number of shares outstanding	15,000,000	1,000,000	

<S> <C> <C> <C> <C> <C> <C>
</TABLE>

8

<PAGE>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
INTERIM STATEMENTS OF CASH FLOWS
for the three month period ended March 31, 2003 and 2002 and for the period May 24, 2000 (Date of Incorporation) to March 31, 2003
(Stated in US Dollars)
(Unaudited)

<TABLE>

	Three months ended March 31, 2003	2002	May 24, 2000 (Date of Incorporation) to March 31, 2003
Cash Flows from Operating Activities			
Net loss for the period	$ (26,456)	$ (11,765)	$ (118,922)
Changes in non-cash working capital balances related to operations			
Prepaid expenses	300	-	(100)
Accounts payable and accrued liabilities	5,822	(4,623)	13,085
Loan payable	14,000	(9,500)	24,000
	(6,334)	(25,888)	(81,937)
Cash Flows from Financing Activity			
Share subscriptions received	-	31,000	-
Capital stock issued	-	-	100,000
Increase (decrease) in cash during the period	(6,334)	5,112	18,063
Cash, beginning of the period	24,397	2,383	-
Cash, end of the period	$ 18,063	$ 7,495	$ 18,063

Supplementary disclosure of cash flow information:			
Cash paid for:			
Interest	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -

<S> <C> <C> <C> <C> <C> <C>
</TABLE>

9

<PAGE>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
INTERIM STATEMENT OF STOCKHOLDERS'
EQUITY (DEFICIENCY) for the period May 24, 2000
(Date of Incorporation) to March 31, 2003
(Stated in US Dollars)
(Unaudited)

<TABLE>

	Common Shares		Additional Paid-in	Share	Deficit Accumulated During the Pre-exploration	
	Number	Par Value	Capital	Subscriptions	Stage	Total
Capital stock subscribed pursuant to an offering memorandum, for cash at $0.004	6,000,000	$ 6,000	$ 19,000	$ -	$ -	$25,000
Net loss for the period	-	-	-	-	(7,301)	(7,301)
Balance, as at March 31, 2001	6,000,000	6,000	19,000	-	(7,301)	17,699
Stock subscriptions received	- -	-		31,000	-	31,000
Net loss for the year	-	-	-	-	(50,409)	(50,409)
Balance, March 31, 2002	6,000,000	6,000	19,000	31,000	(57,710)	(1,710)
Stock subscriptions received	-	-	-	44,000	-	44,000
Shares issued pursuant to an initial public offering at $0.008	9,000,000	9,000	66,000	(75,000)	-	
Net loss for the period	-	-	-	-	(34,756)	(34,756)
Balance, as at December 31, 2002	15,000,000	15,000	85,000	-	(92,466)	7,534
Net loss for the period	-	-	-	-	(26,456)	(26,456)
Balance, as at March 31, 2003	15,000,000	$ 15,000	$ 85,000	$ -	$ (118,922)	$(18,922)

<S> <C> <C> <C> <C> <C> <C>
</TABLE>

10

<PAGE>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
March 31, 2003
(Stated in US Dollars)
(Unaudited)

Note 1 Interim Reporting

While information presented in the accompanying interim three months financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. All adjustments are of a normal recurring nature. It is suggested that these interim financial statements be read in conjunction with the company's December 31, 2002 financial statements.

Note 2 Continuance of Operations

The financial statements have been prepared using generally accepted accounting principles in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At March 31, 2003, the Company has a working capital deficiency of $18,922 and has accumulated losses of $118,922 since its commencement. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due.

Note 3 Commitments

Mining Lease

By a lease letter agreement effective March 9, 2001 and amended March 4, 2002 and September 4, 2002, the Company was granted the exclusive right to explore, develop and mine the Medicine Project property located in Elko County of the State of Nevada. The term of the lease was for 20 years, with automatic extensions so long as the conditions of the lease are met. The Company was required to pay minimum advance royalty payments totalling $97,500 on various dates to March 9, 2005 and then $50,000 every March 9 thereafter. The Company had paid a total of $7,500 in minimum advance royalty payments.

During the three months ended March 31, 2003, management of the Company abandoned the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work in the property as required by federal state and local law for disturbances resulting from the Company's activities on the property.

11

<PAGE>

Note 4 Subsequent event

Business Acquisition

On April 1, 2003, the Company entered into a definitive agreement to acquire 100% of the issued and outstanding shares of Pascal Energy Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under rule 144 of the Securities and Exchange Act, and at a later date, issue 5,000,000 shares common shares, restricted under rule 144 of the Securities and Exchange Act subject to the company paying not less than $1,000,000 accumulated dividends to its shareholders of record. Pascal Energy Inc.'s business is to provide servicing for the oil and gas industry.

12

<PAGE>

Exhibit 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
AND CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, William Iverson, Chief Executive Officer and Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report on Form 10-QSB of Prelude Ventures, Inc. for the quarterly period ended March 31, 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Quarterly Report on Form 10-QSB fairly presents in all material respects the financial condition and results of operations of Prelude Ventures, Inc..

By:/s/William Iverson
William Iverson
Chief Executive Officer &
Chief Financial Officer
Date: May 20, 2003

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>NT 10-Q
<SEQUENCE>1
<FILENAME>late.txt
<DESCRIPTION>NOTICE OF LATE FILING
<TEXT>

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING SEC FILE NUMBER 000-49950

FORM 10-QSB

For Period Ended: March 31, 2002

[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

PART I - REGISTRANT INFORMATION

Prelude Ventures, Inc.

Full Name of Registrant

One Class Synergy Corporation

Former Name if Applicable

2585 West 14th Avenue

Address of Principal Executive Office (Street and Number)

Vancouver, BC, Canada V6K 2W6

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's President has just completed a merger and new management was unable to complete the information needed for the 10-QSB. As a result, the Company was unable to file the 10-QSB on time without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Kennan E. Kaeder	(619) 232-6545
(Name)	(Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 of Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If answer is no, identify report(s). [X]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ]Yes [X]No

NARRATIVE AND QUALITATIVE EXPLANATION OF THE ANTICIPATED CHANGE:

Not applicable.

Prelude Ventures, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Prelude Ventures, Inc.

By:/s/William Iverson
William Iverson, President
Date: May 15, 2002

[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>8-K
<SEQUENCE>1
<FILENAME>pascal8-k.txt
<DESCRIPTION>PASCAL ENERGY, INC. ACQUISITION
<TEXT>

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): April 1, 2003

Prelude Ventures, Inc.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-49950	98-0232018
(Commission File No.)	(IRS Employer Identification No.)

2585 West 14th Avenue
Vancouver, BC, Canada V6K 2W6
(604) 817-8095

(Address and telephone number of principal executive offices
and place of business)

<PAGE>

Item 1. Changes in Control of Registrant

None

Item 2. Acquisition or Disposition of Assets

On April 1, 2003, Prelude Ventures, Inc. entered into a definitive agreement to acquire an aggregate of 10,000,000 shares of common stock, being all of the issued and outstanding shares of Pascal Energy, Inc. from that company and its shareholders. Prelude has agreed to issue and or exchange following shares: with date of April 01, 2003, 5,000,000 common voting shares, restricted under rule 144 of the Sec. Act, and in such form as requested by the sellers; and at a later date, issue 5,000,000 shares common voting shares, restricted under rule 144 of the Sec. Act., and in such forma as requested by the sellers, subject to the Prelude paying not less than $1,000,000 accumulated dividend to its shareholders of record. The full text of the agreement is attached hereto as Exhibit 10.1 and incorporated by reference.

Item 3. Bankruptcy or Receivership

None.

Item 4. Changes in Accountants

None

Item 5. Other Events

None

Item 6. Resignation & Appointment of Directors

Item 7. Financial Statements Pro Forma Financial & Exhibits

Exhibit 10.1
Definitive Agreement

<PAGE>

Item 8. Change in Fiscal Year

None

Item 9. Regulation FD Disclosure.

None

Item 10. Amendments to the Registrant's Code of Ethics, or Waiver of a Provision of the Code of Ethics

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Prelude Ventures, Inc.
By: /s/ William I verson

William Iverson, President

Dated: April 15, 2003

<PAGE>

Exhibit 10.1

DEFINITIVE AGREEMENT

THIS DEFINITIVE AGREEMENT (the "AGREEMENT") is made and entered into as of the 1st day of April, 2003, between PRELUDE VENTURES, INC.. (hereinafter referred to as the "Purchaser"), and PASCAL ENERGY INC. and the Shareholders of Pascal, Anthony Sarvucci, Mike Degenhardt, Steve Fassmann, Richard Quinney and William Burns; (hereinafter jointly referred to as the "Sellers"). WHEREAS, it is understood and agreed between both parties that this "AGREEMENT" shall replace the "MEMORANDUM OF UNDERSTANDING" dated December 11, 2002 and furthermore this "AGREEMENT" shall constitute a FINAL and DEFINITIVE AGREEMENT and shall be binding on both parties to this "AGREEMENT" as of the date given above.

WHEREAS, it is furthermore understood and agreed between both parties that each has completed its Due-Diligence and that each party to this "AGREEMENT" is satisfied as to the facts and statements made herein.

WHEREAS, Pascal Energy Inc. is an Alberta corporation (the "Company") with 10,000,000 issued and outstanding shares of no par value (the "Stock"); and

WHEREAS, the "Purchaser" is a Nevada Corporation, trading its stock on the OTC-BB under the Symbol `PLUD' and the "Sellers" has a total of 15,000,000 shares issued and outstanding, of which 6,000,000 shares are restricted.

WHEREAS, the "Purchaser" is directly and indirectly acquiring shares of Stock of the "Company" in exchange for shares of the "Purchaser" on the basis of One Share for One Share, as given below, and

WHEREAS, the "Puchaser" shall cancel 1,000,000 shares of the 6,000,000 restricted stock as issued and as given above, and return such to the treasury of the "Purchaser", and

WHEREAS, the "Purchaser" desires to purchase and the "Sellers" desire to sell the shares of the "Company", subject to the following provisions:

A) The "Sellers" shall sell and transfer all of the issued and outstanding shares of the "Company" being 10,000,000 shares to the "Purchaser", which shares shall be deposited with the "Trustee"; and the "Purchaser" shall issue to the "Sellers", to be deposited with the "Trustee" following shares:

i) per April 01, 2003, 5,000,000 common voting shares, restricted under rule 144 of the Sec. Act , and in such form as requested by the "Sellers".

ii) at a later date, issue 5,000,000 shares common voting shares, restricted under rule 144 of the Sec. Act., and in such form as requested by the "Sellers", subject to the "Purchaser" paying not less than $ 1,000,000 accumulated dividend to its shareholders of record.

NOW, THEREFORE, IT IS AGREED AS FOLLOWS:

1. Sale and Purchase of Shares.

Subject to the provisions of this "AGREEMENT", the "Sellers" agree to sell, and the "Purchaser" agrees to buy 10,000,000 shares of the "Company" (the "Shares"), which will at Closing constitute One Hundred Percent (100%) of the issued and outstanding shares of stock of the "Company".

2. "Purchase" Price.

The "Purchaser" agrees to issue and or exchange following shares:

i) with date of April 01, 2003, 5,000,000 common voting shares, restricted under rule 144 of the Sec. Act, and in such form as requested by the "Sellers".

ii) at a later date, issue 5,000,000 shares common voting shares, restricted under rule 144 of the Sec. Act., and in such forma as requested by the "Sellers", subject to the "Purchaser" paying not less than $ 1,000,000 accumulated dividend to its shareholders of record.

3. Representations, Warranties and Covenants of the "Sellers".

The "Sellers" hereby represent and warrant to the "Purchaser" that the following are true and correct:

The "Sellers" herewith warrant that the un-audited statements to December 31, 2002, and as delivered to the "Purchaser" are a fair an honest representation of the Divisions of Pascal and Pascal will be subject to audit on closing.

Stock Ownership. Upon issuance and on the Closing Date, the Shares were fully paid, non-assessable, free and clear of all restrictions, liens, security interests, hypothecations, pledges and encumbrances of every kind and nature whatsoever. There are no restrictions in the Articles of Incorporation, Bylaws or other corporate documents of the "Company" prohibiting the free transferability of the Shares.

4. Indemnification by the "Sellers".

The "Sellers", its successors and assigns, jointly and severally, shall indemnify, defend and hold the "Purchaser" harmless from any and all losses, claims, damages or liabilities, including any costs of recovery, suffered by "Purchaser" as a result of:

(a) The failure of any representation or warranty of the "Sellers" contained in this "AGREEMENT" to be true and accurate.

(b) The failure of the "Sellers" to comply with any obligations, agreements or covenants contained in this "AGREEMENT"; the "Sellers", their successors and assigns, shall reimburse the "Purchaser" for any legal or other expense reasonably incurred by the "Purchaser" in connection with any loss, claim, damage or liability indemnified hereby. This indemnification shall benefit and inure to the successors and assigns of the "Purchaser". In the event that the "Purchaser", their successors or assigns, believe they are entitled to indemnification hereunder, they shall give the "Sellers" written notice of the basis for the claim for indemnification.

5. Representations. Warranties of the "Purchaser".

The "Purchaser" hereby represents and warrants to the "Sellers", that it has 15,000,000 shares issued and outstanding prior to the issuance of shares pursuant to the acquisition of shares of the "Company".

6. Indemnification by the "Purchaser". The "Purchaser", its successors and assigns, shall indemnify, defend and hold the "Sellers" harmless from any and all losses, claims, damages or liabilities suffered or incurred by the "Sellers" as a result of the failure of the "Purchaser" to comply with any obligations, agreements or covenants contained in this "AGREEMENT". The "Purchaser", its successors and assigns, shall reimburse the "Sellers" for any legal or other expense reasonably incurred by them in connection with any loss, claim, damage or liability indemnified hereby.

8. Miscellaneous.

(a) Legal Counsel of the "Sellers" shall within 30 days of the date given above, execute the required legal documents to give this "AGREEMENT" final and legal effect, and furthermore both parties to this "AGREEMENT" shall provide all such documents as are required by the legal counsel of the

"Sellers" without delay.

(b) Notice. All notices and other communications required to be given by the parties shall be in writing and sent to the respective parties at the

<PAGE>

following addresses:

The "Sellers": Pascal Energy Inc.
c/o. Western Star Energy & Res. Corp.
#240-18 Gostick Place
North Vancouver BC., V7M 3G3

The "Purchaser": Prelude Ventures, Inc
c/o Gregory S. Yanke Law Corporation
200 - 675 West Hastings Street
Vancouver, BC V6B 1N2

(c) Alberta Law Venue. This "AGREEMENT" shall be construed in accordance with the laws of the Province of Alberta, Canada.

(d) Attorney' Fees. In any action brought to enforce this "AGREEMENT", or to seek damages for breach thereof; the prevailing party shall be entitled to recover a reasonable attorney's fee (including a reasonable attorney's fee on any appeal thereof) and reasonable costs of litigation in addition to any other award or decree granted or given by the court.

(e) Definite Agreement. This "AGREEMENT" shall constitute to be a "DEFINITIVE AGREEMENT" and shall be binding as to both parties to this "AGREEMENT".

(f) Assignment. Each party hereto may assign its rights hereunder, but may not, without the prior written consent of the other party hereto, such consent not to be unreasonably withheld, delegate any or all of its obligations hereunder.

(g) No Waiver. No failure on the part of either party to exercise and no delay in exercising any rights hereunder shall operate as a waiver thereof nor shall any waiver or acceptance of a partial, single or delayed performance of any term or condition of this "AGREEMENT" operate as a continuing waiver or a waiver of any subsequent breach thereof.

(h) Severability. If any provision of this "AGREEMENT" is held to be illegal, invalid or unenforceable, such provision shall be fully severable and this "AGREEMENT" shall be continued and enforced as if such illegal, invalid or unenforceable provision were never a part hereof and in lieu of such provision, there shall be added automatically as part of this "AGREEMENT" a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible to make such provision legal, valid and enforceable.

(i) Currency. All dollars referred to in this "AGREEMENT" are US Dollars.

IN WITNESS WHEREOF, the parties hereto have executed this "AGREEMENT" as of the date first set forth above.

For the Sellers:
PASCAL ENERGY INC.
/s/ Anthony R. Sarvucci
Anthony R. Sarvucci, President & CEO
With full authorization of all Pascal Shareholders
PRELUDE VENTURES, INC.
/s/ William Iverson

William Iverson, President & Director
With full authorization of all Prelude Shareholders

<PAGE>

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>10KSB
<SEQUENCE>1
<FILENAME>annualrep02.txt
<DESCRIPTION>ANNUAL REPORT FOR THE PERIOD ENDING 12-31-02
<TEXT>

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10K-SB

Annual Report Under

the Securities Exchange Act of 1934

For Year Ended: December 31, 2002

Commission File Number: 000-49950

Prelude Ventures, Inc.

(Exact name of small business issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

98-0232018

(IRS Employer Identification No.)

2585 West 14th Avenue
Vancouver, BC, Canada V6K 2W6

(Address of principal executive offices)

None

(Former name or former address, if changed since last report)

V6K 2W6

(Zip Code)

(604) 817-8095

(Issuer's Telephone Number)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes __X__ No ____.

The number of shares of the registrant's only class of common stock issued and outstanding, as of December 31, 2002 was 15,000,000 common shares.

<PAGE>

PART I

ITEM 1. FINANCIAL STATEMENTS.

The audited financial statements for the period ended December 31, 2002 are attached hereto.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or our behalf. We disclaim any obligation to update forward looking statements.

OVERVIEW

History And Organization

Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the state of Nevada on May 24, 2000. We have not commenced business operations and we are considered a pre-exploration stage enterprise. To date, our activities have been limited to organizational matters, obtaining a mining engineer's report and the preparation and filing of the registration statement of which this prospectus is a part. In connection with the organization of our company, the founding shareholder of our company contributed an aggregate of $25,000 cash in exchange for 1,000,000 shares of common stock and conducting a public offering of 1,500,000 common shares for $75,000. We have no significant assets.

Proposed Business

On March 9, 2001, we acquired a 20 year mining lease from Steve Sutherland, the owner of 24 unpatented lode mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. An unpatented claim is one in which more assessment work is necessary before all mineral rights can be claimed. As the owner of the claims, Mr. Sutherland has the right to lease the claims to a third party but he remains responsible for compliance with all applicable federal, state and county laws and regulations. Under the terms of our lease with Mr. Sutherland, we are entitled to all of Mr. Sutherlands mineral rights and we are also made responsible for compliance for all laws and regulations that apply to the claims. We are presently in the pre-exploration stage and there is no assurance that a commercially viable precious mineral deposit exists in our property until appropriate geological exploration is done and a final comprehensive evaluation concludes that there is economic and legal feasibility to conduct mining operations.

The exploration program proposed by Prelude is designed to determine whether mineralization exists to the extent that mining operations would be economically feasible. It is uncertain at this time the precise quantity of minerals in the property that would justify actual mining operations.

Prelude has leased the claims from Mr. Sutherland who is our landlord. We also have the right to locate additional claims within one mile of the claims which become part of the lease. Under the terms of the lease, Prelude must pay a three percent production royalty and may extend the initial term of 20 years for one additional period of 20 years provided that all conditions of the lease have previously been met. Prelude has the exclusive possession of the property for mining purposes during the term of the lease.

By a lease letter agreement effective March 9, 2001 and amended March 1, 2002 and September 4, 2002, the Company was granted the exclusive right to explore, develop and mine the Medicine Project property located in Elko County of the State of Nevada. The term of the lease was for 20 years, with automatic extensions so long as the conditions of the lease are met. The Company was required to pay minimum advance royalty payments totalling $97,500 on various dates to March 9, 2005 and then $50,000 every March 9 thereafter. The Company had paid a total of $7,500 in minimum advance royalty payments.

Subsequent to December 31, 2002, management of the Company abandoned the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the next assessment year. The Company is required to perform reclamation work in the property as required by federal state and local law for disturbances resulting from the Company's

<PAGE>

activities on the property.

The Company can reduce the net smelter return royalty to 0.5% by payment of a buy-out price of $5,000,000. Advance royalty payments made to the date of the buy-out will be applied to reduce the buy-out price. In the event that the Company terminates the lease after June 1 of any year, it is required to pay all federal and state mining claim maintenance fees for the next assessment year. The Company is required to perform reclamation work in the property as required by federal state and local law for disturbances resulting from the Company's activities on the property.

If Prelude fails to meet the above lease payments, the lease may be terminated if the landlord gives written notice of such default. After receipt of default, Prelude has 15 days to cure the default. In addition, the lease may be terminated if Prelude fails to make federal, state, and county maintenance payments or filing fees at least 15 days prior to due date. In that event, the landlord must notify Prelude of a possible default. After 10 days, if the default is not cured the landlord may initiate payment on the claims. Prelude will be able to cure this default by reimbursing all federal, state and county payments made by the landlord plus a 20% penalty within 30 days.

Under applicable federal, state, and county laws and regulations, annual mining claim maintenance or rental fees are required to be paid by Prelude for the unpatented mining claims which constitute all or part of the leased property, beginning with the annual assessment work period of September 1, 2001 to September 1, 2002. Prelude must timely and properly pay the federal, state, and county annual mining claim maintenance or rental fees, and must execute and record or file, as applicable, proof of payment of the federal, state, and county annual mining claim maintenance or rental fees and the landlord's intention to hold the unpatented mining claims. If Prelude does not terminate the agreement before June 1 of any subsequent lease year, Prelude will be obligated either to pay the federal, state, and local annual mining claim maintenance or rental fees for the property due that year or to reimburse the landlord.

Prelude also has the right to buy out the landlord's interest in exchange for a payment of $5,000,000 from which royalty payments made up to the time of the buyout may be deducted. If a buyout occurs, Prelude must also pay the landlord a perpetual 0.5% royalty on all minerals recovered from the property.

The lease may be terminated at any time by Prelude provided that we give written notice 30 days prior to relinquishing the leased property. In the event Prelude desires to terminate the agreement after June 1 of any year, we are responsible for all federal, state, and county maintenance and filing fees for the next assessment year regarding the leased property. In addition, we must deliver to the landlord in reproducible form all data generated or obtained for the leased property, whether factual or interpretive. Finally, we must quitclaim to the landlord all claims located or acquired by us.

Our business activities to date have been restricted to obtaining a report from our mining engineer, Edward P. Jucevic and preparing this offering. Mr. Jucevic's report details the geological and mining history of the claims leased by Prelude, including the land status, climate, geology and mineralization. In preparing his report, Mr. Jucevic did not perform any actual field work on the claims. Mr. Jucevic believes that based upon previous mining activity in the area, sufficient evidence exists to warrant further exploration on the leased property which could then lead to actual mining operations.

The property leased by Prelude is located in Elko County, Nevada and comprises 24 unpatented claims. Mr. Jucevic has concluded that the claims demonstrate a potential for surface-mineable oxidized-zinc deposits and surface-mineable heap leachable silver deposits. Heap leaching is a process for the extraction of valuable minerals utilizing chemical solutions that percolate through crushed ore. A two phase exploration and drilling program has been proposed. Phase 1, including a recommendation to stake four neighboring targets, with estimated costs of $50,000. No exploration work will be performed until the additional claim staking has taken place. We have not yet determined whether Mr. Jucevic will be commissioned to perform additional research on the claims for us. That would be followed by Phase 2 with estimated costs of $100,000. The purpose of this offering is to finance the implementation of Phase I.

Location and Access

The leased property is located in Elko County, Nevada, approximately 50 airline miles southeast of the town of Elko, Nevada. Access from Elko, Nevada is obtained by driving 20 miles on I-80 to Halleck, Nevada and then turning southeast on paved Highway 229 for forty-two miles through Secret Pass across the Ruby Mountains and then proceeding about 24 miles south on dirt roads to the property. The claims are in what is known as the Mud Springs mining district.

Claim Status

The claims have been leased by Prelude form Steve Sutherland who currently holds the property via 24 unpatented mining claims located during the month of September 2000. The owner of the property is the United States government. The land is administered by the Bureau of Land Management (BLM). Mr. Sutherland has documentation that all requisite county and United States Bureau of Land Management (BLM) papers have been filed and all fees paid. Two claims not belonging to Mr. Sutherland lie within the claim boundary and are held by a

<PAGE>

local prospector. Mr. Jucevic believes these two claims are most likely available for lease under reasonable terms. We do intend to lease these claims if possible. The local prospector who owns these two claims is Jerry Baughman. He has no relationship to Prelude. At this time, he has not been approached by us about leasing his two unpatented claims. We believe that reasonable terms for the lease of these two claims would include a standard mining lease including an anticipated $5,000 payment upon execution, with an option to purchase priced at approximately $50,000 payable over a period of five years. The Sutherland claim block comprises about 460 acres.

Climate And Local Resources

The claims leased by Prelude are located at elevations ranging from 5900 to 7950 feet in gently rolling hills covered with sagebrush and Pinion pines. The climate is temperate with moderate snow cover from December to March. No perennial streams exist on the property. However, groundwater is plentiful. Power lines are located about three miles east of the property. The closest population center is Bishop, located about 48 miles to the northwest.

History Of The Claims

Mr. Jucevic has examined the available literature on the claims. According to these sources, base metals and silver were discovered on the property in 1910. Production from high grade veins started as early as 1915. Partial records indicate lead, silver and zinc were produced through 1956. Recent exploration efforts were started in the 1980's by United States Minerals Exploration (USMX), and Cominco American Inc. USMX made 105 drill holes totaling 11,190 feet between 1980 and 1996 which defined a mineralization of ore containing silver, lead and zinc. Cominco controlled the property for a short time and conducted geophysical surveys which identified potential mineralization through the claims area that extend north of the claims.

Our Proposed Exploration Program

We must conduct exploration to determine what amount of minerals, if any, exist on our properties, and if any minerals which are found can be economically extracted and profitably processed. Our exploration program is designed to economically explore and evaluate our claims.

We do not claim to have any minerals or reserves whatsoever at this time on any of our claims. We intend to implement a pre-exploration program and to proceed in the following two phases:

Phase I will involve expanding our block of claims by locating approximately 50 additional claims and acquiring third party claims within the area. There has been no staking of additional claims at this time. The initial work of Phase I will be centered on opportunities and targets within the boundaries of the leased claims. However, it is anticipated that expansion of the existing claim position will be advisable following completion of the geological investigations in Phase I. For example, U. S. Minerals Exploration, a previous explorer of the claims, calculated potential mineralization along the northeast area of the leased claims. Therefore, it appears probable that additional claim staking in northeast and southwest extensions off this trend would capture neighboring mineralization, as well as northeast trending fault zones within the claims. With respect to maintenance costs, the current 24 claims are subject to total annual fees of $2,580.00 Annual maintenance fees for an additional 50 claims would be $5,375.00. No land status work has been conducted on neighboring lands by Mr. Jucevic. We will also take 200 rock samples and 300 soil samples and perform geological mapping and geophysical surveys followed by a written analysis of this exploration. The cost of Phase I will is estimated to be $50,000 and will take approximately two months to complete.

Upon completion of Phase I, we will determine the cost effectiveness of proceeding to Phase II. In making this determination, we will undertake to have our data from Phase I independently verified for accuracy by an independent registered engineer to confirm the existence of mineralization.

Phase II will consist of substantial test drilling of a total of 5,000 feet to determine the extent, depth and dip of ore discovered in Phase I. It is anticipated that Phase II will cost $100,000 and will also take approximately two months to complete. If we decide not to proceed to Phase II, we will likely cancel the lease and search for other mineral exploration sites to lease. As of the date of this prospectus, no such search has been undertaken.

Competitive Factors

The mineral industry is fragmented. We compete with other exploration companies looking for a variety of mineral reserves. We may be one of the smallest exploration companies in existence. Although we will be competing with other exploration companies, there is no competition for the exploration or removal of minerals from our property. Readily available markets exist in North America and around the world for the sale of minerals. Therefore, we intend to develop mining claims to the production point in which major mining production companies would seriously consider pursuing the property as a valuable and significant acquisition.

Regulations

We will secure all necessary permits for exploration and, if development is

<PAGE>

warranted on the property, will file final plans of operation before we start any mining operations. We anticipate no discharge of water into active stream, creek, river, lake or any other body of water regulated by environmental law or regulation. No endangered species will be disturbed. Restoration of the disturbed land will be completed according to law. All holes, pits and shafts will be sealed upon abandonment of the property. It is difficult to estimate the cost of compliance with the environmental law since the full nature and extent of our proposed activities cannot be determined until we start our operations and know what that will involve from an environmental standpoint.

The initial drilling program outlined in Phase I will be conducted on BLM lands. The BLM will require the submittal of a plan of operation which would be used as the basis for the bonding requirement, water permit and reclamation program. The reclamation program could include both surface reclamation and drill hole plugging and abandonment. The amount of the bonding would be based upon an estimate by the BLM related to the cost of reclamation if done by an independent contractor. Bonding costs vary on case by case basis. The scope of the proposed program determines amount of reclamation bond required by the BLM. Among the factors considered are the degree of proposed land disturbance, whether there have been previous disturbances and the nature of previous reclamation efforts. Since there is a substantial infrastructure of existing roads across the property the amount of initial bonding would likely be reduced. In addition, the terrain is relatively subdued which should further reduce the necessity for road building. The estimate for Phase II reclamation and bonding would depend upon the results of Phase I.

We would be subjected to the BLM rules and regulations governing federal lands including a draft environmental impact statement or EIS, public hearings and a final EIS. The final EIS would address county and state needs and requirements and would cover issues and permit requirements concerning: air quality, heritage resources, geology, energy, noise, soils, surface and ground water, wetlands, use of hazardous chemicals, vegetation, wildlife, recreation, land use, socioeconomic impact, scenic resources, health and welfare, transportation and reclamation. Bonding requirements are developed from the final EIS.

We are in compliance with the all laws and will continue to comply with the laws in the future. We believe that compliance with the laws will not adversely affect our business operations. Prelude anticipates that it will be required to post bonds in the event the expanded work programs involve extensive surface disturbance.

Employees

Initially, we intend to use the services of subcontractors for.manual labor exploration work on our properties. Prelude will consider hiring technical consultants as funds from our public offering and additional offerings or revenues from operations in the future permit. At present, our only employee is William Iverson.

Mr. Iverson has been the President, Secretary-Treasurer and Director since our company's inception on May 24, 2000. Since November 1999, Mr. Iverson has also been employed by First Quantum Minerals Corporation of Vancouver, British Columbia where he performs corporate relations services, including the preparation of corporate profiles, brochures and advertisements. From November 1999 to February 2000 Mr. Iverson was also employed by Nevada Pacific Gold, Ltd. From January 1996 to August 1997, Mr. Iverson was employed by Treminco Resources, Ltd., a pre-exploration stage company, located in Vancouver, British Columbia, where he performed corporate development services. In this capacity he acted as a liaison between Tremninco and the financial community. From October 1997 to November 1998, Mr. Iverson was employed by Cee Bee Natural Gas, Ltd. From January of 1988 until December of 1995 Mr. Iverson was also employed as a stockbroker with Georgia Pacific Securities Corporation in Vancouver, British Columbia. Mr. Iverson will continue to serve in his present positions with Prelude until the next annual meeting of shareholders and devote approximately 15 hours per week of his time to the Prelude. Mr. Iverson has no formal training or experience with mineral exploration. Mr. Iverson completed two years of college in 1974 from the University of Alberta but he did not obtain a degree. In addition, he was formerly licensed as a stockbroker in Canada between 1995 and 1998. That license, however, was allowed to lapse by Mr. Iverson in 1998 because he was pursuing a career in corporate relations. Mr. Iversen's responsibilities with Prelude consist mainly of communicating with the appropriate governmental agencies to ensure the company claims are kept in good standing and coordinating the filing of this offering. In addition, Phase I of the company's business plan will be performed by subcontractors, the activities of which will be managed by Mr. Iverson. It is anticipated that additional officers will be hired if Phase I of our business plan is successful to manage the company's day to day mineral exploration activities.

Executive Compensation

Our sole director does not currently receive and has never received any compensation for serving as a director to date. In addition, at present, there are no ongoing plans or arrangements for compensation of any of our officers. However, we expect to adopt a plan of reasonable compensation to our officers and employees when and if we become operational and profitable.

Employees and Employment Agreements
<PAGE>

At present, we have no employees, other than Mr. Iverson, our president and sole director who has received no compensation for his services. Mr. Iverson does not have an employment agreement with us. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to any employees.

Business Acquisition

Pursuant to a memorandum of understanding dated December 11, 2002, and effective January 31, 2003, the Company agreed to acquire 100% of the issued and outstanding shares of Pascal Energy Inc. ("Pascal"), a Canadian corporation, by issuing 6,261,276 common shares of the Company on closing and a further 6,261,674 common shares subject to the Company paying a dividend of not less than $1,000,000 to its shareholders. Pascal Energy Inc.'s business is to provide servicing for the oil and gas industry. This agreement is subject to closing, which must be on or before April 1, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

We are a start-up, exploration stage company and have not yet started our business operations or generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that our auditors believe there is doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash from sources other than the sale of minerals found on our property. Our only other source for cash at this time is investments by others in our company. We must raise cash to implement our project and stay in business.

To meet our need for cash we are attempting to raise money from this offering. There is no assurance that we will be able to raise enough money through to stay in business. Whatever money we do raise will be applied first to exploration and then to development, if development is warranted. If we do not raise all of the money we need from this offering, we will have to find alternative sources, like a second public offering, a private placement of securities, or loans from our officers or others. At the present time, we have not made any arrangements to raise additional cash, other than through this offering. If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash, or cease operations entirely.

We will be conducting research in connection with the exploration of our property. We are not going to buy or sell any plant or significant equipment. We do not expect a change in our number of employees.

Limited Operating History; Need for Additional Capital

There is no historical financial information about our company upon which to base an evaluation of our performance. We are a pre-exploration stage company and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our properties, and possible cost overruns due to price and cost increases in services. To become profitable and competitive, we conduct research and exploration of our properties. We are seeking equity financing to provide for the capital required to implement our research and exploration phases.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Results of Operations

From Inception on May 24, 2000

We just recently acquired our first interest in lode mining claims. At this time we have not yet commenced the research and/or exploration stage of our mining operations on that property. We have paid $5,000 for a mining lease. As of December 31, 2002 we have experienced operating losses of $92,466.

Plan of Operations

Since inception, we have used our common stock to raise money for our property acquisition, for corporate expenses and to repay outstanding indebtedness. Net cash provided by financing activities from inception on May 24, 2000 to March 31, 2001 was $5,500 as a result of proceeds received from our president and sole director. On April 11, 2001 we received additional cash financing of $19,500 as a result of proceeds received from our president and sole director. Our total financing is $100,000 as a result of the investment by our president and our public offering. Our business activities to date have been restricted to obtaining a mining engineer's report and preparing this offering.

<PAGE>

Prelude's plan of operations for the next 12 months is to pursue a business acquisition. Pursuant to a memorandum of understanding dated December 11, 2002, and effective January 31, 2003, the Company agreed to acquire 100% of the issued and outstanding shares of Pascal Energy Inc. ("Pascal"), a Canadian corporation, by issuing 6,261,276 common shares of the Company on closing and a further 6,261,674 common shares subject to the Company paying a dividend of not less than $1,000,000 to its shareholders. Pascal Energy Inc's business is to provide servicing for the oil and gas industry. This agreement is subject to closing, which must be on or before April 1, 2003.

Liquidity and Capital Resources

As of the date of this report, we have yet to generate any revenues from our business operations. Since our inception, Mr. Iverson has paid $25,000 in cash in exchange for 1,000,000 shares of common stock. We have also issued 1,500,000 shares of stock pursuant to our Form SB-2 registration statement. This money has been utilized for organizational and start-up costs and as operating capital. As of December 31, 2002 we had sustained operating losses of $92,466.

ITEM 3 CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Exchange Act, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures within the 90 days prior to the filing date of this report. This evaluation was carried out under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Company's Chief Financial Officer. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective. There have been no significant changes in the Company's internal controls or in other factors, which could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in Company reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Company reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

There are no material legal proceedings to which we (or any of our officers and directors in their capacities as such) is a party or to which our property is subject and no such material proceedings is known by our management to be contemplated.

ITEM 2. CHANGES IN SECURITIES - NONE

ITEM 3. DEFAULTS UPON SENIOR SECURITIES - NONE

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS -

NONE

ITEM 5. OTHER INFORMATION - NONE

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K -

(a) Exhibits - 99.1

(b) Reports on Form 8-K - NONE

SIGNATURE

In accordance with the requirements of the Securities and Exchange Act of 1934, as amended, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRELUDE VENTURES, INC.

Dated: April 10, 2003

/s/ William Iverson
William Iverson
President

<PAGE>

<PAGE>

CERTIFICATIONS*

I, William Iverson, certify that;

1. I have reviewed this annual report on Form10-QSB of Prelude Ventures, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

<PAGE>

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other facts that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 10, 2003

/s/ William Iverson
William Iverson, Chief Executive Officer

<PAGE>

<PAGE>

Exhibit 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
AND CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, William Iverson, Chief Executive Officer and Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 10K-SB of Prelude Ventures, Inc. for the period ended December 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report on Form 10-QSB fairly presents in all material respects the financial condition and results of operations of Prelude Ventures, Inc.

By:
/s/William Iverson
William Iverson
Chief Executive Officer &
Chief Financial Officer
Date: April 10, 2003

<PAGE>

<PAGE>

INDEPENDENT AUDITORS' REPORT

To the Stockholders,
Prelude Ventures, Inc.

We have audited the accompanying balance sheet of Prelude Ventures, Inc. (A Pre-exploration Stage Company) as of December 31, 2002 and the statement of operations, stockholders' equity and cash flows for the nine month period ended December 31, 2002 and for the period ended May 24, 2000 (Date of Incorporation) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of Prelude Ventures, Inc. as at December 31, 2002 and the results of its operations and its cash flows for the nine month period ended December 31, 2002 and for the period ended May 24, 2000 (Date of Incorporation) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the pre-exploration stage, and has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada
March 14, 2003

"AMISANO HANSON"
Chartered Accountants

<PAGE>

<TABLE>
<CAPTION>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
BALANCE SHEETS
December 31, 2002
(Stated in US Dollars)

ASSETS		(Audited) December 31, 2002		(Unaudited) December 31, 2001
Current				
Cash	$	24,397	$	2,383
Prepaid expenses		400		-
	$	24,797	$	2,383
LIABILITIES				
Current				
Accounts payable	$	7,263	$	13,828
Loans payable - Note 3		10,000		9,500
		17,263		23,328
STOCKHOLDERS' EQUITY (DEFICIENCY)				
Preferred stock, $0.001 par value 10,000,000 shares authorized, none outstanding				
Common stock, $0.001 par value - Note 4 100,000,000 shares authorized 15,000,000 (2001: 6,000,000) shares outstanding		15,000		6,000
Additional paid-in capital		85,000		19,000
Deficit accumulated during the pre-exploration stage		(92,466)		(45,945)
		7,534		(20,945)
	$	24,797	$	2,383

Nature and Continuance of Operations - Note 1
Commitments - Note 7
Subsequent Event - Note 7
<S> <C> <C> <C> <C> <C> <C>
</TABLE>

<PAGE>
<TABLE>
<CAPTION>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
STATEMENTS OF OPERATIONS
for the nine months ended December 31,
2002 and 2001 and for the period May 24, 2000 (Date
of Incorporation) to December 31, 2002
(Stated in US Dollars)

		(Audited) Nine months ended December 31, 2002		(Unaudited) Nine months ended December 31, 2001		(Audited) May 24, 2000 (Date of Incorporation) to December 31, 2002
Expenses						
Accounting and audit fees	$	11,164	$	2,824	$	17,655
Bank charges		144		191		473
Filing fees		25		2,533		7,185
Foreign exchange loss		692		-		692
Legal fees		3,780		22,381		26,858
Management fees		13,000		1,500		22,500
Office and miscellaneous		53		200		660
Resource property costs		3,608		7,580		12,688
Transfer agent fees		2,290		1,435		3,755
Net loss for the period	$	(34,756)	$	(38,644)	$	(92,466)
Loss per share	$	(0.00)	$	(0.01)		
Weighted average number of shares outstanding		11,208,791		6,000,000		

<S> <C> <C> <C> <C> <C> <C>
</TABLE>

<PAGE>
<TABLE>
<CAPTION>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
STATEMENTS OF CASH FLOWS
for the nine months ended December 31,
2002 and 2001 and for the period May 24, 2000 (Date of Incorporation) to December 31, 2002
(Stated in US Dollars)

	(Audited) Nine months ended December 31, 2002	(Unaudited) Nine months ended December 31, 2001	(Audited) May 24, 2000 (Date of Incorporation) to December 31, 2002
Cash Flows from Operating Activities			
Net loss for the period	$ (34,756)	$ (38,644)	$ (92,466)
Changes in non-cash working capital balances related to operations			
Share subscription receivable	-	19,500	-
Prepaid expenses	(400)	-	(400)
Accounts payable and accrued liabilities	(1,942)	11,631	7,263
Loans payable	10,000	9,500	10,000
	(27,098)	1,987	(75,603)
Cash Flows from Financing Activity			
Shares issued for cash	44,000	-	100,000
Increase in cash during the period	16,902	1,987	24,397
Cash, beginning of the period	7,495	396	-
Cash, end of the period	$ 24,397	$ 2,383	$ 24,397
Supplementary disclosure of cash flow information:			
Cash paid for:			
Interest	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -

Non-cash Transaction - Note 8
<S> <C> <C> <C> <C> <C> <C>
</TABLE>

<PAGE>
<TABLE>
<CAPTION>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
STATEMENT OF STOCKHOLDERS'
EQUITY for the period May 24, 2000 (Date of
Incorporation) to December 31, 2002
(Stated in US Dollars)

	Common Shares Number	Common Shares Par Value	Additional Paid-in Capital	Share Subscriptions	Deficit Accumulated During the Pre-exploration Stage	Total
Capital stock subscribed pursuant to an offering memorandum, for cash at $0.004	6,000,000	$ 6,000	$ 19,000	$ -	$ -	$ 25,000
Net loss for the period	-	-	-	-	(7,301)	(7,301)
Balance, as at March 31, 2001	6,000,000	6,000	19,000	-	(7,301)	17,699
Stock subscriptions	-	-	-	31,000	-	31,000

received						
Net loss for the year	-	-	-	-	(50,409)	(50,409)
Balance, March 31, 2002	6,000,000	6,000	19,000	31,000	(57,710)	(1,710)
Stock subscriptions received	-	-	-	44,000	-	44,000
Shares issued pursuant to an initial public offering at $0.008	9,000,000	9,000	66,000	(75,000)	-	-
Net loss for the period	-	-	-	-	(34,756)	(34,756)
Balance, as at December 31, 2002	15,000,000	$ 15,000	$ 85,000	$ -	$ (92,466)	$ 7,534

<S> <C> <C> <C> <C> <C> <C>
</TABLE>

<PAGE>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2002
(Stated in US Dollars)

Note 1 Nature and Continuance of Operations

During the period since incorporation to December 31, 2002 the Company was in the pre-exploration stage. The Company had entered into a lease agreement to explore and mine a property located in the state of Nevada, United States of America and had not yet determined whether this property contains reserves that were economically recoverable. Subsequent to December 31, 2002, the Company abandoned this lease. On December 11, 2002, the Company signed a memorandum of understanding (Note 7) which will, on closing, change the Company's business to serving the oil and gas industry.

These financial statements have been prepared on a going concern basis. The Company has accumulated a deficit of $92,466 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company was incorporated in Nevada on May 24, 2000.

Note 2 Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may vary from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Pre-exploration Stage Company

The Company complies with Financial Accounting Standard Board Statement No. 7 and the Securities and Exchange Commission's Exchange Act Guide 7 for its characterization of the Company as pre-exploration stage.

Mineral Lease

Costs of lease, acquisition, exploration carrying and retaining unproven mineral lease properties are expensed as incurred.

<PAGE>

Note 2 Summary of Significant Accounting Policies - (cont'd)

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitments to a plan of action based on the then known facts.

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109 "Accounting for Income Taxes".

Basic Loss Per Share

The Company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period.

Fair Value of Financial Instruments

The carrying value of cash, accounts payable and loans payable approximates fair value because of the short maturity of these instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

New Accounting Standards

Management does not believe that any recently issued, but not yet effective accounting standards if currently adopted could have a material effect on the accompanying financial statements

Note 3 Loans Payable

The loans payable are non-interest bearing, unsecured and have no specific terms for repayment.

<PAGE>

Note 4 Common Stock

On December 12, 2002 the shareholders of the Company approved a forward split of its common stock on a of 6 new for 1 old basis. The Company has reflected this forward split retroactively.

Note 5 Deferred Tax Assets

The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after March 15, 1992. FAS 109 requires the use of the asset and liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assts and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The following table summarizes the significant components of the Company's deferred tax assets:
<TABLE>

		Total
Deferred Tax Assets		
Non-capital loss carryforward	$	13,870
Gross deferred tax assets	$	13,870
Valuation allowance for deferred tax asset		(13,870)

$ -

<S> <C> <C> <C> <C> <C> <C>
</TABLE>

The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards that is likely to be realized from future operations. The Company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry.

Note 6 Income Taxes

No provision for income taxes has been provided in these financial statements due to the net loss. At December 31, 2002 the Company has net operating loss carryforwards, which expire commencing in 2022, totalling approximately $92,466, the benefit of which has not been recorded in the financial statements.

<PAGE>

Note 7 Commitments

a) Mining Lease

By a lease letter agreement effective March 9, 2001 and amended March 4, 2002 and September 4, 2002, the Company was granted the exclusive right to explore, develop and mine the Medicine Project property located in Elko County of the State of Nevada. The term of the lease was for 20 years, with automatic extensions so long as the conditions of the lease are met. The Company was required to pay minimum advance royalty payments totalling $97,500 on various dates to March 9, 2005 and then $50,000 every March 9 thereafter. The Company had paid a total of $7,500 in minimum advance royalty payments.

Subsequent to December 31, 2002, management of the Company abandoned the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the next assessment year. The Company is required to perform reclamation work in the property as required by federal state and local law for disturbances resulting from the Company's activities on the property.

b) Business Acquisition

Pursuant to a memorandum of understanding dated December 11, 2002, and effective January 31, 2003, the Company agreed to acquire 100% of the issued and outstanding shares of Pascal Energy Inc. ("Pascal"), a Canadian corporation, by issuing 6,261,276 common shares of the Company on closing and a further 6,261,674 common shares subject to the Company paying a dividend of not less than $1,000,000 to its shareholders. Pascal Energy Inc's business is to provide servicing for the oil and gas industry. This agreement is subject to closing, which must be on or before April 1, 2003.

Note 8 Non-cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement. During the nine month period ended December 31, 2002, the Company issued 1,500,000 common shares at $0.05 per share for $75,000 pursuant to a public offering. $31,000 was recorded as stock subscriptions at March 31, 2002. This transaction has been excluded from the cash flows statement.

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>NT 10-K
<SEQUENCE>1
<FILENAME>latefiling.txt
<DESCRIPTION>NOTICE OF LATE FILING
<TEXT>

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING SEC FILE NUMBER
FORM 10K-SB

For Period Ended: December 31, 2002

[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

PART I - REGISTRANT INFORMATION

Prelude Ventures, Inc.

Full Name of Registrant

Former Name if Applicable

2585 West 14th Avenue

Address of Principal Executive Office (Street and Number)

Vancouver, BC, Canada V6K 2W6

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's has management was unable to complete the information needed for the 10K-SB. As a result, the Company was unable to file the 10K-SB on time without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Kennan E. Kaeder	(619) 232-6545
(Name)	(Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 of Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If answer is no, identify report(s). [X]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ]Yes [X]No

NARRATIVE AND QUALITATIVE EXPLANATION OF THE ANTICIPATED CHANGE:

Not applicable.

Prelude Ventures, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 31, 2003

Prelude Ventures, Inc.
/s/ William Iverson
William Iverson
President

[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>10QSB
<SEQUENCE>1
<FILENAME>qsb9-02.txt
<DESCRIPTION>SEPTEMBER 30, 2002
<TEXT>

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-QSB

Quarterly Report Under
the Securities Exchange Act of 1934

For Quarter Ended: September 30, 2002

Commission File Number:

Prelude Ventures, Inc.

(Exact name of small business issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

98-0232018

(IRS Employer Identification No.)

2585 West 14th Avenue
Vancouver, BC, Canada V6K 2W6

(Address of principal executive offices)

None

(Former name or former address, if changed since last report)

V6K 2W6

(Zip Code)

(604) 817-8095

(Issuer's Telephone Number)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes __X__ No ____.

The number of shares of the registrant's only class of common stock issued and outstanding, as of September 30, 2002 was 2,500,000 common shares.

PART I

ITEM 1. FINANCIAL STATEMENTS.

The unaudited financial statements for the three-month period ended September 30, 2002 are attached hereto.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or our behalf. We disclaim any obligation to update forward looking statements.

OVERVIEW

History And Organization

Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the state of Nevada on May 24, 2000. We have not commenced business operations and we are considered a pre-exploration stage enterprise. To date, our activities have been limited to organizational matters, obtaining a mining engineer's report and the preparation and filing of the registration statement of which this prospectus is a part. In connection with the organization of our company, the founding shareholder of our company contributed an aggregate of $25,000 cash in exchange for 1,000,000 shares of common stock and conducting a public offering of 1,500,000 common shares for $75,000. We have no significant assets.

Proposed Business

On March 9, 2001, we acquired a 20 year mining lease from Steve Sutherland, the owner of 24 unpatented lode mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. An unpatented claim is one in which more assessment work is necessary before all mineral rights can be claimed. As the owner of the claims, Mr. Sutherland has the right to lease the claims to a third party but he remains responsible for compliance with all applicable federal, state and county laws and regulations. Under the terms of our lease with Mr. Sutherland, we are entitled to all of Mr. Sutherlands mineral rights and we are also made responsible for compliance for all laws and regulations that apply to the claims. We are presently in the pre-exploration stage and there is no assurance that a commercially viable precious mineral deposit exists in our property until appropriate geological exploration is done and a final comprehensive evaluation concludes that there is economic and legal feasibility to conduct mining operations.

The exploration program proposed by Prelude is designed to determine whether mineralization exists to the extent that mining operations would be economically feasible. It is uncertain at this time the precise quantity of minerals in the property that would justify actual mining operations.

Prelude has leased the claims from Mr. Sutherland who is our landlord. We also have the right to locate additional claims within one mile of the claims which become part of the lease. Under the terms of the lease, Prelude must pay a three percent production royalty and may extend the initial term of 20 years for one additional period of 20 years provided that all conditions of the lease have previously been met. Prelude has the exclusive possession of the property for mining purposes during the term of the lease.

By a lease letter agreement the lease was amended March 4, 2002. Under the terms of the lease, the Company was granted the exclusive right to explore, develop and mine the Medicine Project property located in Elko County of the State of Nevada. The term of the lease is for 20 years, with automatic extensions so long as the conditions of the lease are met. Minimum payments and performance commitments are as follows: Minimum Advance Royalty Payments: The owner shall be paid a royalty of 3% of the net smelter returns from a production. In respect to this royalty, the Company is required to pay minimum advance royalty payments of the following:

- $5,000 upon execution (paid);
- $1,500 on March 9, 2002 (paid);
- $6,000 on September 9, 2002 (paid);
- $10,000 on March 9, 2003
- $20,000 on March 9, 2004
- $50,000 on March 9, 2005 and every March 9 thereafter

The Company can reduce the net smelter return royalty to 0.5% by payment of a buy-out price of $5,000,000. Advance royalty payments made to the date of the buy-out will be applied to reduce the buy-out price. In the event that the Company terminates the lease after June 1 of any year, it is required to pay all federal and state mining claim maintenance fees for the next assessment year. The Company is required to perform reclamation work in the property as required by federal state and local law for disturbances resulting from the Company's activities on the property.

If Prelude fails to meet the above lease payments, the lease may be terminated if the landlord gives written notice of such default. After receipt of default, Prelude has 15 days to cure the default. In addition, the lease may be terminated if Prelude fails to make federal, state, and county maintenance payments or filing fees at least 15 days prior to due date. In that event, the landlord must notify Prelude of a possible default. After 10 days, if the default is not cured the landlord may initiate payment on the claims. Prelude will be able to cure this default by reimbursing all federal, state and county payments made by the landlord plus a 20% penalty within 30 days.

Under applicable federal, state, and county laws and regulations, annual mining claim maintenance or rental fees are required to be paid by Prelude for the unpatented mining claims which constitute all or part of the leased property, beginning with the annual assessment work period of September 1, 2001 to September 1, 2002. Prelude must timely and properly pay the federal, state, and county annual mining claim maintenance or rental fees, and must execute and record or file, as applicable, proof of payment of the federal, state, and county annual mining claim maintenance or rental fees and the landlord's intention to hold the unpatented mining claims. If Prelude does not terminate the agreement before June 1 of any subsequent lease year, Prelude will be obligated either to pay the federal, state, and local annual mining claim maintenance or rental fees for the property due that year or to reimburse the landlord.

Prelude also has the right to buy out the landlord's interest in exchange for a payment of $5,000,000 from which royalty payments made up to the time of the buyout may be deducted. If a buyout occurs, Prelude must also pay the landlord a perpetual 0.5% royalty on all minerals recovered from the property.

The lease may be terminated at any time by Prelude provided that we give written notice 30 days prior to relinquishing the leased property. In the event Prelude desires to terminate the agreement after June 1 of any year, we are responsible for all federal, state, and county maintenance and filing fees for the next assessment year regarding the leased property. In addition, we must deliver to the landlord in reproducible form all data generated or obtained for the leased property, whether factual or interpretive. Finally, we must quitclaim to the landlord all claims located or acquired by us.

Our business activities to date have been restricted to obtaining a report from our mining engineer, Edward P. Jucevic and preparing this offering. Mr. Jucevic's report details the geological and mining history of the claims leased by Prelude, including the land status, climate, geology and mineralization. In preparing his report, Mr. Jucevic did not perform any actual field work on the claims. Mr. Jucevic believes that based upon previous mining activity in the area, sufficient evidence exists to warrant further exploration on the leased property which could then lead to actual mining operations.

The property leased by Prelude is located in Elko County, Nevada and comprises 24 unpatented claims. Mr. Jucevic has concluded that the claims demonstrate a potential for surface-mineable oxidized-zinc deposits and surface-mineable heap leachable silver deposits. Heap leaching is a process for the extraction of valuable minerals utilizing chemical solutions that percolate through crushed ore. A two phase exploration and drilling program has been proposed. Phase 1, including a recommendation to stake four neighboring targets, with estimated costs of $50,000. No exploration work will be performed until the additional claim staking has taken place. We have not yet determined whether Mr. Jucevic will be commissioned to perform additional research on the claims for us. That would be followed by Phase 2 with estimated costs of $100,000. The purpose of this offering is to finance the implementation of Phase I.

Location and Access

The leased property is located in Elko County, Nevada, approximately 50 airline miles southeast of the town of Elko, Nevada. Access from Elko, Nevada is obtained by driving 20 miles on I-80 to Halleck, Nevada and then turning southeast on paved Highway 229 for forty-two miles through Secret Pass across the Ruby Mountains and then proceeding about 24 miles south on dirt roads to the property. The claims are in what is known as the Mud Springs mining district.

Claim Status

The claims have been leased by Prelude form Steve Sutherland who currently holds the property via 24 unpatented mining claims located during the month of September 2000. The owner of the property is the United States government. The land is administered by the Bureau of Land Management (BLM). Mr. Sutherland has documentation that all requisite county and United States Bureau of Land Management (BLM) papers have been filed and all fees paid. Two claims not belonging to Mr. Sutherland lie within the claim boundary and are held by a local prospector. Mr. Jucevic believes these two claims are most likely available for lease under reasonable terms. We do intend to lease these claims if possible. The local prospector who owns these two claims is Jerry Baughman. He has no relationship to Prelude. At this time, he has not been approached by us about leasing his two unpatented claims. We believe that reasonable terms for the lease of these two claims would include a standard mining lease including an anticipated $5,000 payment upon execution, with an option to purchase priced at approximately $50,000 payable over a period of five years. The Sutherland claim block comprises about 460 acres.

Climate And Local Resources

The claims leased by Prelude are located at elevations ranging from 5900 to 7950 feet in gently rolling hills covered with sagebrush and Pinion pines. The climate is temperate with moderate snow cover from December to March. No perennial streams exist on the property. However, groundwater is plentiful. Power lines are located about three miles east of the property. The closest population center is Bishop, located about 48 miles to the northwest.

History Of The Claims

Mr. Jucevic has examined the available literature on the claims. According to these sources, base metals and silver were discovered on the property in 1910. Production from high grade veins started as early as 1915. Partial records indicate lead, silver and zinc were produced through 1956. Recent exploration efforts were started in the 1980's by United States Minerals Exploration (USMX), and Cominco American Inc. USMX made 105 drill holes totaling 11,190 feet between 1980 and 1996 which defined a mineralization of ore containing silver, lead and zinc. Cominco controlled the property for a short time and conducted geophysical surveys which identified potential mineralization through the claims area that extend north of the claims.

Our Proposed Exploration Program

We must conduct exploration to determine what amount of minerals, if any, exist on our properties, and if any minerals which are found can be economically extracted and profitably processed. Our exploration program is designed to economically explore and evaluate our claims.

We do not claim to have any minerals or reserves whatsoever at this time on any of our claims. We intend to implement a pre-exploration program and to proceed in the following two phases:

Phase I will involve expanding our block of claims by locating approximately 50 additional claims and acquiring third party claims within the area. There has been no staking of additional claims at this time. The initial work of Phase I will be centered on opportunities and targets within the boundaries of the leased claims. However, it is anticipated that expansion of the existing claim position will be advisable following completion of the geological investigations in Phase I. For example, U. S. Minerals Exploration, a previous explorer of the claims, calculated potential mineralization along the northeast area of the leased claims. Therefore, it appears probable that additional claim staking in northeast and southwest extensions off this trend would capture neighboring mineralization, as well as northeast trending fault zones within the claims. With respect to maintenance costs, the current 24 claims are subject to total annual fees of $2,580.00 Annual maintenance fees for an additional 50 claims would be $5,375.00. No land status work has been conducted on neighboring lands by Mr. Jucevic. We will also take 200 rock samples and 300 soil samples and perform geological mapping and geophysical surveys followed by a written analysis of this exploration. The cost of Phase I will is estimated to be $50,000 and will take approximately two months to complete.

Upon completion of Phase I, we will determine the cost effectiveness of proceeding to Phase II. In making this determination, we will undertake to have our data from Phase I independently verified for accuracy by an independent registered engineer to confirm the existence of mineralization.

Phase II will consist of substantial test drilling of a total of 5,000 feet to determine the extent, depth and dip of ore discovered in Phase I. It is anticipated that Phase II will cost $100,000 and will also take approximately two months to complete. If we decide not to proceed to Phase II, we will likely cancel the lease and search for other mineral exploration sites to lease. As of the date of this prospectus, no such search has been undertaken.

Competitive Factors

The mineral industry is fragmented. We compete with other exploration companies looking for a variety of mineral reserves. We may be one of the smallest exploration companies in existence. Although we will be competing with other exploration companies, there is no competition for the exploration or removal of minerals from our property. Readily available markets exist in North America and around the world for the sale of minerals. Therefore, we intend to develop mining claims to the production point in which major mining production companies would seriously consider pursuing the property as a valuable and significant acquisition.

Regulations

We will secure all necessary permits for exploration and, if development is warranted on the property, will file final plans of operation before we start any mining operations. We anticipate no discharge of water into active stream, creek, river, lake or any other body of water regulated by environmental law or regulation. No endangered species will be disturbed. Restoration of the disturbed land will be completed according to law. All holes, pits and shafts will be sealed upon abandonment of the property. It is difficult to estimate the cost of compliance with the environmental law since the full nature and extent of our proposed activities cannot be determined until we start our operations and know what that will involve from an environmental standpoint.

The initial drilling program outlined in Phase I will be conducted on BLM lands. The BLM will require the submittal of a plan of operation which would be used as the basis for the bonding requirement, water permit and reclamation program. The reclamation program could include both surface reclamation and drill hole plugging and abandonment. The amount of the bonding would be based upon an estimate by the BLM related to the cost of reclamation if done by an independent contractor. Bonding costs vary on case by case basis. The scope of the proposed program determines amount of reclamation bond required by the BLM. Among the factors considered are the degree of proposed land disturbance, whether there have been previous disturbances and the nature of previous reclamation efforts. Since there is a substantial infrastructure of existing roads across the property the amount of initial bonding would likely be reduced. In addition, the terrain is relatively subdued which should further reduce the necessity for road building. The estimate for Phase II reclamation and bonding would depend upon the results of Phase I.

We would be subjected to the BLM rules and regulations governing federal lands including a draft environmental impact statement or EIS, public hearings and a final EIS. The final EIS would address county and state needs and requirements and would cover issues and permit requirements concerning: air quality, heritage resources, geology, energy, noise, soils, surface and ground water, wetlands, use of hazardous chemicals, vegetation, wildlife, recreation, land use, socioeconomic impact, scenic resources, health and welfare, transportation and reclamation. Bonding requirements are developed from the final EIS.

We are in compliance with the all laws and will continue to comply with the laws in the future. We believe that compliance with the laws will not adversely affect our business operations. Prelude anticipates that it will be required to post bonds in the event the expanded work programs involve extensive surface disturbance.

Employees

Initially, we intend to use the services of subcontractors for manual labor exploration work on our properties. Prelude will consider hiring technical consultants as funds from our public offering and additional offerings or revenues from operations in the future permit. At present, our only employee is William Iverson.

Mr. Iverson has been the President, Secretary-Treasurer and Director since our company's inception on May 24, 2000. Since November 1999, Mr. Iverson has also been employed by First Quantum Minerals Corporation of Vancouver, British Columbia where he performs corporate relations services, including the preparation of corporate profiles, brochures and advertisements. From November 1999 to February 2000 Mr. Iverson was also employed by Nevada Pacific Gold, Ltd. From January 1996 to August 1997, Mr. Iverson was employed by Treminco Resources, Ltd., a pre-exploration stage company, located in Vancouver, British Columbia, where he performed corporate development services. In this capacity he acted as a liaison between Tremninco and the financial community. From October 1997 to November 1998, Mr. Iverson was employed by Cee Bee Natural Gas, Ltd. From January of 1988 until December of 1995 Mr. Iverson was also employed as a stockbroker with Georgia Pacific Securities Corporation in Vancouver, British Columbia. Mr. Iverson will continue to serve in his present positions with Prelude until the next annual meeting of shareholders and devote approximately 15 hours per week of his time to the Prelude. Mr. Iverson has no formal training or experience with mineral exploration. Mr. Iverson completed two years of college in 1974 from the University of Alberta but he did not obtain a degree. In addition, he was formerly licensed as a stockbroker in Canada between 1995 and 1998. That license, however, was allowed to lapse by Mr. Iverson in 1998 because he was pursuing a career in corporate relations. Mr. Iversen's responsibilities with Prelude consist mainly of communicating with the appropriate governmental agencies to ensure the company claims are kept in good standing and coordinating the filing of this offering. In addition, Phase I of the company's business plan will be performed by subcontractors, the activities of which will be managed by Mr. Iverson. It is anticipated that additional officers will be hired if Phase I of our business plan is successful to manage the company's day to day mineral exploration activities.

Executive Compensation

Our sole director does not currently receive and has never received any compensation for serving as a director to date. In addition, at present, there are no ongoing plans or arrangements for compensation of any of our officers. However, we expect to adopt a plan of reasonable compensation to our officers and employees when and if we become operational and profitable.

Employees and Employment Agreements

At present, we have no employees, other than Mr. Iverson, our president and sole director who has received no compensation for his services. Mr. Iverson does not have an employment agreement with us. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to any employees.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

We are a start-up, exploration stage company and have not yet started our business operations or generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that our auditors believe there is doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash from sources other than the sale of minerals found on our property. Our only other source for cash at this time is investments by others in our company. We must raise cash to implement our project and stay in business.

To meet our need for cash we are attempting to raise money from this offering. There is no assurance that we will be able to raise enough money through to stay in business. Whatever money we do raise will be applied first to exploration and then to development, if development is warranted. If we do not raise all of the money we need from this offering, we will have to find alternative sources, like a second public offering, a private placement of securities, or loans from our officers or others. At the present time, we have not made any arrangements to raise additional cash, other than through this offering. If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash, or cease operations entirely.

We will be conducting research in connection with the exploration of our property. We are not going to buy or sell any plant or significant equipment. We do not expect a change in our number of employees.

Limited Operating History; Need for Additional Capital

There is no historical financial information about our company upon which to base an evaluation of our performance. We are a pre-exploration stage company and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our properties, and possible cost overruns due to price and cost increases in services. To become profitable and competitive, we conduct research and exploration of our properties. We are seeking equity financing to provide for the capital required to implement our research and exploration phases.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Results of Operations

From Inception on May 24, 2000

We just recently acquired our first interest in lode mining claims. At this time we have not yet commenced the research and/or exploration stage of our mining operations on that property. We have paid $5,000 for a mining lease. As of September 30, 2002 we have experienced operating losses of $76,468.

Plan of Operations

Since inception, we have used our common stock to raise money for our property acquisition, for corporate expenses and to repay outstanding indebtedness. Net cash provided by financing activities from inception on May 24, 2000 to March 31, 2001 was $5,500 as a result of proceeds received from our president and sole director. On April 11, 2001 we received additional cash financing of $19,500 as a result of proceeds received from our president and sole director. Our business activities to date have been restricted to obtaining a mining engineer's report and preparing this offering.

Prelude's plan of operations for the next twelve months is to undertake Phase I of our exploration program. We can commence Phase I assuming at least 50% of the offering is sold. However, the total cost of Phase I is estimated to be $50,000.00 and therefore can not be completed unless nearly all of the offering is sold. We have no plan to engage in any alternative business if Prelude ceases or suspends operations as a result of not having enough money to complete any phase of the exploration program.

Phase I will involve staking of 50 additional claims at a cost of $15,000. Obtaining leases for third party claims in the area is estimated to cost $5,000. We will then initiate rock sampling at a cost of $4,000 and soil sampling at a cost of $6,000 in areas of potential interest that indicate the presence of ore. Thereafter, geological mapping will be conducted that will cost approximately $10,000 along with geophysical surveying that will cost approximately $2,000. The total cost of Phase I will is estimated to be $50,000 and will take approximately two months to complete.

Upon completion of Phase I, we will determine the cost effectiveness of proceeding to Phase II. We will undertake to have our data from Phase I independently verified for accuracy by an independent registered engineer to confirm the existence of mineral deposits.

Our public offering will only be adequate to finance Phase I. Assuming we decide to proceed with Phase II, we will be required to obtain additional financing. Phase II will consist of extensive drilling totaling approximately 5,000 feet which is estimated to cost $100,000 to determine the extent, depth and dip of mineralization discovered in Phase I. Phase II will take approximately two months to complete.

Liquidity and Capital Resources

As of the date of this report, we have yet to generate any revenues from our business operations. Since our inception, Mr. Iverson has paid $25,000 in cash in exchange for 1,000,000 shares of common stock. We have also issued 1,500,000 shares of stock pursuant to our Form SB-2 registration statement. This money has been utilized for organizational and start-up costs and as operating capital. As of September 30, 2002 we had sustained operating losses of $76,468.

ITEM 3 CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Exchange Act, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures within the 90 days prior to the filing date of this report. This evaluation was carried out under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Company's Chief Financial Officer. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective. There have been no significant changes in the Company's internal controls or in other factors, which could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in Company reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Company reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

There are no material legal proceedings to which we (or any of our officers and directors in their capacities as such) is a party or to which our property is subject and no such material proceedings is known by our management to be contemplated.

ITEM 2. CHANGES IN SECURITIES - NONE

ITEM 3. DEFAULTS UPON SENIOR SECURITIES - NONE

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS -

NONE

ITEM 5. OTHER INFORMATION - NONE

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K -

(a) Exhibits - 99.1

(b) Reports on Form 8-K - NONE

SIGNATURE

In accordance with the requirements of the Securities and Exchange Act of 1934, as amended, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRELUDE VENTURES, INC.

Dated: November 15, 2002 /s/ William Iverson
William Iverson President

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CERTIFICATIONS*

I, William Iverson, certify that;

1. I have reviewed this quarterly report on Form10-QSB of Prelude Ventures, Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other facts that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 15, 2002

/s/ William Iverson
William Iverson, Chief Executive Officer

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Exhibit 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
AND CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, William Iverson, Chief Executive Officer and Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report on Form 10-QSB of Navigator Ventures, Inc. for the quarterly period ended September 30, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Quarterly Report on Form 10-QSB fairly presents in all material respects the financial condition and results of operations of Prelude Ventures, Inc.

By:
/s/William Iverson
William Iverson
Chief Executive Officer &
Chief Financial Officer
Date: November 15, 2002

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<CAPTION>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
INTERIM BALANCE SHEETS
September 30, 2002 and March 31, 2002
(Stated in US Dollars)
(Unaudited)

ASSETS	September 30, 2002	March 31, 2002
Current		
Cash	$ 29,594	$ 7,495
Prepaid expenses	700	-
	$ 30,294	$ 7,495
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 2,762	$ 9,205
Loan payable - Note 3	5,000	-
	7,762	9,205

STOCKHOLDERS' EQUITY (DEFICIENCY)

Preferred stock, $0.001 par value 5,000,000 shares authorized, none outstanding		
Common stock, $0.001 par value 45,000,000 shares authorized 2,500,000 (March 31, 2002: 1,000,000) shares outstanding	2,500	1,000
Paid-in capital	97,500	24,000
Stock subscriptions	-	31,000
Deficit accumulated during the pre-exploration stage	(77,468)	(57,710)
	22,532	(1,710)
	$ 30,294	$ 7,495

<S> <C> <C> <C> <C> <C> <C>
</TABLE>

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<TABLE>
<CAPTION>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
INTERIM STATEMENTS OF
OPERATIONS for the three and six month period
ended September 30, 2002 and 2001
and for the period May 24, 2000 (Date of Incorporation) to September 30, 2002
(Stated in US Dollars)
(Unaudited)

	Three months ended September 30, 2002	2001	Six months ended September 30, 2002	2001	May 24, 2000 (Date of Incorporation) to September 30, 2002
Expenses					
Accounting and audit fees	$ 1,683	$ 807	$ 2,683	$ 1,807	$ 9,174
Bank charges	27	75	122	170	451
Filing fees	-	-	25	-	7,185
Foreign exchange loss	692	-	692	-	692
Legal fees	-	22,362	-	22,362	23,078
Management fees	8,000	-	11,000	1,500	20,500
Office and miscellaneous	-	-	53	-	660
Resource property costs	1,000	2,580	3,608	7,580	12,688
Transfer agent fees	1,165	-	1,575	1,435	3,040
Net loss for the period	$ 12,567	$ 25,824	$ 19,758	$ 34,854	$ 77,468
Loss per share	$ 0.01	$ 0.03	$ 0.01	$ 0.03	
Weighted average number of shares outstanding	2,076,087	1,000,000	1,549,180	1,000,000	

<S> <C> <C> <C> <C> <C> <C>
</TABLE>

<PAGE>
<TABLE>
<CAPTION>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
INTERIM STATEMENTS OF CASH FLOWS
for the six month period ended September
30, 2002 and 2001 and for the period May 24, 2000
(Date of Incorporation) to September 30, 2002
(Stated in US Dollars)
(Unaudited)

	Six months ended September 30, 2002	2001	May 24, 2000 (Date of Incorporation) to September 30, 2002

	----	----	----
Cash Flows from Operating Activities			
Net loss for the period	$ (19,758)	$ (34,854)	$ (77,468)
Changes in non-cash working capital balances related to operations			
Share subscription receivable	-	19,500	-
Prepaid expenses	(700)	-	(700)
Accounts payable and accrued liabilities	(6,443)	11,612	2,762
Loan payable	5,000	9,500	5,000
	(21,901)	5,758	(70,406)
Cash Flows from Financing Activity			
Shares issued for cash	44,000	-	100,000
Increase in cash during the period	22,099	5,758	29,594
Cash, beginning of the period	7,495	396	-
Cash, end of the period	$ 29,594	$ 6,154	$ 29,594
Supplementary disclosure of cash flow information:			
Cash paid for:			
Interest	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -

Non-cash Transaction - Note 5
<S> <C> <C> <C> <C> <C> <C>
</TABLE>

<PAGE>
<TABLE>
<CAPTION>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
INTERIM STATEMENT OF
STOCKHOLDERS' EQUITY for the period May 24, 2000
(Date of Incorporation) to September 30, 2002
(Stated in US Dollars)
(Unaudited)

	Common Shares		Additional Paid-in	Share	Deficit Accumulated During the Pre-exploration	
	Number	Par Value	Capital	Subscriptions	Stage	Total
Capital stock subscribed pursuant to an offering memorandum, for cash at $0.025	1,000,000	$ 1,000	$ 24,000	$ -	$ -	$ 25,000
Net loss for the period	-	-	-	-	(7,301)	(7,301)
Balance, as at March 31, 2001	1,000,000	1,000	24,000	-	(7,301)	17,699
Stock subscriptions received	- -	-		31,000	-	31,000
Net loss for the year	-	-	-	-	(50,409)	(50,409)
Balance, March 31, 2002	1,000,000	1,000	24,000	31,000	(57,710)	(1,710)
Stock subscriptions received	-	-	-	44,000	-	44,000
Shares issued pursuant to an initial public offering at $0.05	1,500,000	1,500	73,500	(75,000)	-	-
Net loss for the period	-	-	-	-	(19,758)	(19,758)
Balance, as	2,500,000	$ 2,500	$ 97,500	$ -	$ (77,468)	$ 22,532

at September
30, 2002

<S> <C> <C> <C> <C> <C> <C>
</TABLE>

<PAGE>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2002 and March 31, 2002
(Stated in US Dollars)
(Unaudited)

Note 1 Interim Reporting

While information presented in the accompanying interim six months financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. All adjustments are of a normal recurring nature. It is suggested that these interim financial statements be read in conjunction with the company's March 31, 2002 financial statements.

Note 2 Continuance of Operations

The financial statements have been prepared using generally accepted accounting principles in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. The Company has accumulated losses of $77,468 since its commencement. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due.

Note 3 Loan Payable

The loan payable is unsecured, non-interest bearing and due on
demand.

Note 4 Commitments

a) Mining Lease

By a lease letter agreement effective March 9, 2001 and amended March 4, 2002 and September 4, 2002, the Company was granted the exclusive right to explore, develop and mine the Medicine Project property located in Elko County of the State of Nevada. The term of the lease is for 20 years, with automatic extensions so long as the conditions of the lease are met. Minimum payments and performance commitments are as follows:

<PAGE>

Note 4 Commitments - (cont'd)

Minimum Advance Royalty Payments:

The owner shall be paid a royalty of 3% of the net smelter returns from a production. In respect to this royalty, the Company is required to pay minimum advance royalty payments of the following:
- $5,000 upon execution (paid); - $1,500 on March 9, 2002 (paid); - $1,000 on September 9, 2002 (paid); - $5,000 on February 9, 2003; - $10,000 on March 9, 2003 - $20,000 on March 9, 2004
- $50,000 on March 9, 2005 and every March 9 thereafter

The Company can reduce the net smelter return royalty to 0.5% by payment of a buy-out price of $5,000,000. Advance royalty payments made to the date of the buy-out will be applied to reduce the buy-out price.

Performance Commitment:

In the event that the Company terminates the lease after June 1 of any year, it is required to pay all federal and state mining claim maintenance fees for the next assessment year.

The Company is required to perform reclamation work in the property as required by federal state and local law for disturbances resulting from the Company's activities on the property.

Note 5 Non-cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement. During the period ended September 30, 2002, the Company issued 1,500,000 common shares at $0.05 per share for $75,000 pursuant to a public offering. $31,000 was recorded as stock subscriptions at March 31, 2002. This transaction has been excluded from the cash flows statement.

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>10QSB
<SEQUENCE>1
<FILENAME>preljuneq.txt
<DESCRIPTION>PRELUDE JUNE 30, 2002 QUARTERLY REPORT
<TEXT>

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-QSB

Quarterly Report Under
the Securities Exchange Act of 1934

For Quarter Ended: June 30, 2002

Commission File Number:

Prelude Ventures, Inc.

(Exact name of small business issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

98-0232018

(IRS Employer Identification No.)

2585 West 14th Avenue
Vancouver, BC, Canada V6K 2W6

(Address of principal executive offices)

None

(Former name or former address, if changed since last report)

V6K 2W6

(Zip Code)

(604) 817-8095

(Issuer's Telephone Number)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes __X__ No ____.

The number of shares of the registrant's only class of common stock issued and outstanding, as of June 30, 2002 was 1,000,000 common shares.

<PAGE>

PART ITEM 1. FINANCIAL STATEMENTS.

The unaudited financial statements for the three-month period ended June 30, 2001 are attached hereto.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or our behalf. We disclaim any obligation to update forward looking statements.

OVERVIEW

History And Organization

Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the state of Nevada on May 24, 2000. We have not commenced business operations and we are considered an exploration stage enterprise. To date, our activities have been limited to organizational matters, obtaining a mining engineer's report and the preparation and filing of the registration statement of which this prospectus is a part. In connection with the organization of our company, the founding shareholder of our company contributed an aggregate of $25,000 cash in exchange for 1,000,000 shares of common stock. We have no significant assets, and we are totally dependent upon the successful completion of this offering and receipt of the proceeds there from, of which there is no assurance, for the ability to commence our proposed business operations.

Proposed Business

On March 9, 2001, we acquired a 20 year mining lease from Steve Sutherland, the owner of 24 unpatented lode mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. An unpatented claim is one in which more assessment work is necessary before all mineral rights can be claimed. As the owner of the claims, Mr. Sutherland has the right to lease the claims to a third party but he remains responsible for compliance with all applicable federal, state and county laws and regulations. Under the terms of our lease with Mr. Sutherland, we are entitled to all of Mr. Sutherlands mineral rights and we are also made responsible for compliance for all laws and regulations that apply to the claims. We are presently in the pre-exploration stage and there is no assurance that a commercially viable precious mineral deposit exists in our property until appropriate geological exploration is done and a final comprehensive evaluation concludes that there is economic and legal feasibility to conduct mining operations.

The exploration program proposed by Prelude is designed to determine whether mineralization exists to the extent that mining operations would be economically feasible. It is uncertain at this time the precise quantity of minerals in the property that would justify actual mining operations.

Prelude has leased the claims from Mr. Sutherland who is our landlord. We also have the right to locate additional claims within one mile of the claims which become part of the lease. Under the terms of the lease, Prelude must pay a three percent production royalty and may extend the initial term of 20 years for one additional period of 20 years provided that all conditions of the lease have previously been met. Prelude has the exclusive possession of the property for mining purposes during the term of the lease.

Under the terms of the lease, Prelude must pay a three percent annual production royalty and must pay an annual minimum royalty as follows:

1

<PAGE>

Anniversary Date

- $5,000 upon execution (paid);
- $1,500 on March 9, 2002 (paid);
- $6,000 on September 9, 2002;
- $10,000 on March 9, 2003
- $20,000 on March 9, 2004
- $50,000 on March 9, 2005 and every March 9 thereafter

If Prelude fails to meet the above lease payments, the lease may be terminated if the landlord gives written notice of such default. After receipt of default, Prelude has 15 days to cure the default. In addition, the lease may be terminated if Prelude fails to make federal, state, and county maintenance payments or filing fees at least 15 days prior to due date. In that event, the landlord must notify Prelude of a possible default. After 10 days, if the default is not cured the landlord may initiate payment on the claims. Prelude will be able to cure this default by reimbursing all federal, state and county payments made by the landlord plus a 20% penalty within 30 days.

Under applicable federal, state, and county laws and regulations, annual mining claim maintenance or rental fees are required to be paid by Prelude for the unpatented mining claims which constitute all or part of the leased property, beginning with the annual assessment work period of September 1, 2001 to September 1, 2002. Prelude must timely and properly pay the federal, state, and county annual mining claim maintenance or rental fees, and must execute and record or file, as applicable, proof of payment of the federal, state, and county annual mining claim maintenance or rental fees and the landlord's intention to hold the unpatented mining claims. If Prelude does not terminate the agreement before June 1 of any subsequent lease year, Prelude will be obligated either to pay the federal, state, and local annual mining claim maintenance or rental fees for the property due that year or to reimburse the landlord.

Prelude also has the right to buy out the landlord's interest in exchange for a payment of $5,000,000 from which royalty payments made up to the time of the buyout may be deducted. If a buyout occurs, Prelude must also pay the landlord a perpetual 0.5% royalty on all minerals recovered from the property.

The lease may be terminated at any time by Prelude provided that we give written notice 30 days prior to relinquishing the leased property. In the event Prelude desires to terminate the agreement after June 1 of any year, we are responsible for all federal, state, and county maintenance and filing fees for the next assessment year regarding the leased property. In addition, we must deliver to the landlord in reproducible form all data generated or obtained for the leased property, whether factual or interpretive. Finally, we must quitclaim to the landlord all claims located or acquired by us.

Our business activities to date have been restricted to obtaining a report from our mining engineer, Edward P. Jucevic and preparing this offering. Mr. Jucevic's report details the geological and mining history of the claims leased by Prelude, including the land status, climate, geology and mineralization. In preparing his report, Mr. Jucevic did not perform any actual field work on the claims. Mr. Jucevic believes that based upon previous mining activity in the area, sufficient evidence exists to warrant further exploration on the leased property which could then lead to actual mining operations.

The property leased by Prelude is located in Elko County, Nevada and comprises 24 unpatented claims. Mr. Jucevic has concluded that the claims demonstrate a potential for surface-mineable oxidized-zinc deposits and surface-mineable heap leachable silver deposits. Heap leaching is a process for the extraction of valuable minerals utilizing chemical solutions that percolate through crushed ore. A two phase exploration and drilling program has been proposed. Phase 1, including a recommendation to stake four neighboring targets, with estimated costs of $50,000. No exploration work will be performed until the additional claim staking has taken place. We have not yet determined whether Mr. Jucevic will be commissioned to perform additional research on the claims for us. That would be followed by Phase 2 with estimated costs of $100,000. The purpose of this offering is to finance the implementation of Phase I.

Location and Access

The leased property is located in Elko County, Nevada, approximately 50 airline miles southeast of the town of Elko, Nevada. Access from Elko, Nevada is obtained by driving 20 miles on I-80 to Halleck, Nevada and then turning southeast on paved Highway 229 for forty-two miles through Secret Pass across the Ruby Mountains and then proceeding about 24 miles south on dirt roads to the property. The claims are in what is known as the Mud Springs mining district.

<PAGE>

Claim Status

The claims have been leased by Prelude form Steve Sutherland who currently holds the property via 24 unpatented mining claims located during the month of September 2000. The owner of the property is the United States government. The land is administered by the Bureau of Land Management (BLM). Mr. Sutherland has documentation that all requisite county and United States Bureau of Land Management (BLM) papers have been filed and all fees paid. Two claims not belonging to Mr. Sutherland lie within the claim boundary and are held by a local prospector. Mr. Jucevic believes these two claims are most likely available for lease under reasonable terms. We do intend to lease these claims if possible. The local prospector who owns these two claims is Jerry Baughman. He has no relationship to Prelude. At this time, he has not been approached by us about leasing his two unpatented claims. We believe that reasonable terms for the lease of these two claims would include a standard mining lease including an anticipated $5,000 payment upon execution, with an option to purchase priced at approximately $50,000 payable over a period of five years. The Sutherland claim block comprises about 460 acres.

Climate And Local Resources

The claims leased by Prelude are located at elevations ranging from 5900 to 7950 feet in gently rolling hills covered with sagebrush and Pinion pines. The climate is temperate with moderate snow cover from December to March. No perennial streams exist on the property. However, groundwater is plentiful. Power lines are located about three miles east of the property. The closest population center is Bishop, located about 48 miles to the northwest.

History Of The Claims

Mr. Jucevic has examined the available literature on the claims. According to these sources, base metals and silver were discovered on the property in 1910. Production from high grade veins started as early as 1915. Partial records indicate lead, silver and zinc were produced through 1956. Recent exploration efforts were started in the 1980's by United States Minerals Exploration (USMX), and Cominco American Inc. USMX made 105 drill holes totaling 11,190 feet between 1980 and 1996 which defined a mineralization of ore containing silver, lead and zinc. Cominco controlled the property for a short time and conducted geophysical surveys which identified potential mineralization through the claims area that extend north of the claims.

Our Proposed Exploration Program

We must conduct exploration to determine what amount of minerals, if any, exist on our properties, and if any minerals which are found can be economically extracted and profitably processed. Our exploration program is designed to economically explore and evaluate our claims.

We do not claim to have any minerals or reserves whatsoever at this time on any of our claims. We intend to implement an exploration program and to proceed in the following two phases:

Phase I will involve expanding our block of claims by locating approximately 50 additional claims and acquiring third party claims within the area. There has been no staking of additional claims at this time. The initial work of Phase I will be centered on opportunities and targets within the boundaries of the leased claims. However, it is anticipated that expansion of the existing claim position will be advisable following completion of the geological investigations in Phase I. For example, U. S. Minerals Exploration, a previous explorer of the claims, calculated potential mineralization along the northeast area of the leased claims. Therefore, it appears probable that additional claim staking in northeast and southwest extensions off this trend would capture neighboring mineralization, as well as northeast trending fault zones within the claims. With respect to maintenance costs, the current 24 claims are subject to total annual fees of $2,580.00 Annual maintenance fees for an additional 50 claims would be $5,375.00. No land status work has been conducted on neighboring lands by Mr. Jucevic. We will also take 200 rock samples and 300 soil samples and perform geological mapping and geophysical surveys followed by a written analysis of this exploration. The cost of Phase I will is estimated to be $50,000 and will take approximately two months to complete.

Upon completion of Phase I, we will determine the cost effectiveness of proceeding to Phase II. In making this determination, we will undertake to have our data from Phase I independently verified for accuracy by an independent registered engineer to confirm the existence of mineralization.

<PAGE>

Phase II will consist of substantial test drilling of a total of 5,000 feet to determine the extent, depth and dip of ore discovered in Phase I. It is anticipated that Phase II will cost $100,000 and will also take approximately two months to complete. If we decide not to proceed to Phase II, we will likely cancel the lease and search for other mineral exploration sites to lease. As of the date of this prospectus, no such search has been undertaken.

Competitive Factors

The mineral industry is fragmented. We compete with other exploration companies looking for a variety of mineral reserves. We may be one of the smallest exploration companies in existence. Although we will be competing with other exploration companies, there is no competition for the exploration or removal of minerals from our property. Readily available markets exist in North America and around the world for the sale of minerals. Therefore, we intend to develop mining claims to the production point in which major mining production companies would seriously consider pursuing the property as a valuable and significant acquisition.

Regulations

We will secure all necessary permits for exploration and, if development is warranted on the property, will file final plans of operation before we start any mining operations. We anticipate no discharge of water into active stream, creek, river, lake or any other body of water regulated by environmental law or regulation. No endangered species will be disturbed. Restoration of the disturbed land will be completed according to law. All holes, pits and shafts will be sealed upon abandonment of the property. It is difficult to estimate the cost of compliance with the environmental law since the full nature and extent of our proposed activities cannot be determined until we start our operations and know what that will involve from an environmental standpoint.

The initial drilling program outlined in Phase I will be conducted on BLM lands. The BLM will require the submittal of a plan of operation which would be used as the basis for the bonding requirement, water permit and reclamation program. The reclamation program could include both surface reclamation and drill hole plugging and abandonment. The amount of the bonding would be based upon an estimate by the BLM related to the cost of reclamation if done by an independent contractor. Bonding costs vary on case by case basis. The scope of the proposed program determines amount of reclamation bond required by the BLM. Among the factors considered are the degree of proposed land disturbance, whether there have been previous disturbances and the nature of previous reclamation efforts. Since there is a substantial infrastructure of existing roads across the property the amount of initial bonding would likely be reduced. In addition, the terrain is relatively subdued which should further reduce the necessity for road building. The estimate for Phase II reclamation and bonding would depend upon the results of Phase I.

We would be subjected to the BLM rules and regulations governing federal lands including a draft environmental impact statement or EIS, public hearings and a final EIS. The final EIS would address county and state needs and requirements and would cover issues and permit requirements concerning: air quality, heritage resources, geology, energy, noise, soils, surface and ground water, wetlands, use of hazardous chemicals, vegetation, wildlife, recreation, land use, socioeconomic impact, scenic resources, health and welfare, transportation and reclamation. Bonding requirements are developed from the final EIS.

We are in compliance with the all laws and will continue to comply with the laws in the future. We believe that compliance with the laws will not adversely affect our business operations. Prelude anticipates that it will be required to post bonds in the event the expanded work programs involve extensive surface disturbance.

Employees

Initially, we intend to use the services of subcontractors for manual labor exploration work on our properties. Prelude will consider hiring technical consultants as funds from this offering and additional offerings or revenues from operations in the future permit. At present, our only employee is William Iverson.

<PAGE>

Mr. Iverson has been the President, Secretary-Treasurer and Director since our company's inception on May 24, 2000. Since November 1999, Mr. Iverson has also been employed by First Quantum Minerals Corporation of Vancouver, British Columbia where he performs corporate relations services, including the preparation of corporate profiles, brochures and advertisements. From November 1999 to February 2000 Mr. Iverson was also employed by Nevada Pacific Gold, Ltd. From January 1996 to August 1997, Mr. Iverson was employed by Treminco Resources, Ltd., an exploration stage company, located in Vancouver, British Columbia, where he performed corporate development services. In this capacity he acted as a liaison between Tremninco and the financial community. From October 1997 to November 1998, Mr. Iverson was employed by Cee Bee Natural Gas, Ltd. From January of 1988 until December of 1995 Mr. Iverson was also employed as a stockbroker with Georgia Pacific Securities Corporation in Vancouver, British Columbia. Mr. Iverson will continue to serve in his present positions with Prelude until the next annual meeting of shareholders and devote approximately 15 hours per week of his time to the Prelude. Mr. Iverson has no formal training or experience with mineral exploration. Mr. Iverson completed two years of college in 1974 from the University of Alberta but he did not obtain a degree. In addition, he was formerly licensed as a stockbroker in Canada between 1995 and 1998. That license, however, was allowed to lapse by Mr. Iverson in 1998 because he was pursuing a career in corporate relations. Mr. Iversen's responsibilities with Prelude consist mainly of communicating with the appropriate governmental agencies to ensure the company claims are kept in good standing and coordinating the filing of this offering. In addition, Phase I of the company's business plan will be performed by subcontractors, the activities of which will be managed by Mr. Iverson. It is anticipated that additional officers will be hired if Phase I of our business plan is successful to manage the company's day to day mineral exploration activities.

Executive Compensation

Our sole director does not currently receive and has never received any compensation for serving as a director to date. In addition, at present, there are no ongoing plans or arrangements for compensation of any of our officers. However, we expect to adopt a plan of reasonable compensation to our officers and employees when and if we become operational and profitable.

Employees and Employment Agreements

At present, we have no employees, other than Mr. Iverson, our president and sole director who has received no compensation for his services. Mr. Iverson does not have an employment agreement with us. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to any employees.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

We are a start-up, exploration stage company and have not yet started our business operations or generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that our auditors believe there is doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash from sources other than the sale of minerals found on our property. Our only other source for cash at this time is investments by others in our company. We must raise cash to implement our project and stay in business.

To meet our need for cash we are attempting to raise money from this offering. There is no assurance that we will be able to raise enough money through to stay in business. Whatever money we do raise will be applied first to exploration and then to development, if development is warranted. If we do not raise all of the money we need from this offering, we will have to find alternative sources, like a second public offering, a private placement of securities, or loans from our officers or others. At the present time, we have not made any arrangements to raise additional cash, other than through this offering. If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash, or cease operations entirely.

We will be conducting research in connection with the exploration of our property. We are not going to buy or sell any plant or significant equipment. We do not expect a change in our number of employees.

5

<PAGE>
Limited Operating History; Need for Additional Capital

There is no historical financial information about our company upon which to base an evaluation of our performance. We are an exploration stage company and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our properties, and possible cost overruns due to price and cost increases in services. To become profitable and competitive, we conduct research and exploration of our properties. We are seeking equity financing to provide for the capital required to implement our research and exploration phases.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Results of Operations

From Inception on May 24, 2000

We just recently acquired our first interest in lode mining claims. At this time we have not yet commenced the research and/or exploration stage of our mining operations on that property. We have paid $5,000 for a mining lease. As of June 30, 2002 we have experienced operating losses of $64,901.

Plan of Operations

Since inception, we have used our common stock to raise money for our property acquisition, for corporate expenses and to repay outstanding indebtedness. Net cash provided by financing activities from inception on May 24, 2000 to June 30, 2001 was $5,500 as a result of proceeds received from our president and sole director. On April 11, 2001 we received additional cash financing of $19,500 as a result of proceeds received from our president and sole director. Our business activities to date have been restricted to obtaining a mining engineer's report and preparing this offering.

Prelude's plan of operations for the next twelve months is to undertake Phase I of our exploration program. We can commence Phase I assuming at least 50% of the offering is sold. However, the total cost of Phase I is estimated to be $50,000.00 and therefore can not be completed unless nearly all of the offering is sold. We have no plan to engage in any alternative business if Prelude ceases or suspends operations as a result of not having enough money to complete any phase of the exploration program.

Phase I will involve staking of 50 additional claims at a cost of $15,000. Obtaining leases for third party claims in the area is estimated to cost $5,000. We will then initiate rock sampling at a cost of $4,000 and soil sampling at a cost of $6,000 in areas of potential interest that indicate the presence of ore. Thereafter, geological mapping will be conducted that will cost approximately $10,000 along with geophysical surveying that will cost approximately $2,000. The total cost of Phase I will is estimated to be $50,000 and will take approximately two months to complete.

Upon completion of Phase I, we will determine the cost effectiveness of proceeding to Phase II. We will undertake to have our data from Phase I independently verified for accuracy by an independent registered engineer to confirm the existence of mineral deposits.

Our public offering will only be adequate to finance Phase I. Assuming we decide to proceed with Phase II, we will be required to obtain additional financing. Phase II will consist of extensive drilling totaling approximately 5,000 feet which is estimated to cost $100,000 to determine the extent, depth and dip of mineralization discovered in Phase I. Phase II will take approximately two months to complete.

Liquidity and Capital Resources

As of the date of this report, we have yet to generate any revenues from our business operations. Since our inception, Mr. Iverson has paid $25,000 in cash in exchange for 1,000,000 shares of common stock. We have also issued 1,500,000 shares of stock pursuant to our Form SB-2 registration statement. This money has been utilized for organizational and start-up costs and as operating capital. As of June 30, 2002 we had sustained operating losses of $64,901.

6

<PAGE>

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

There are no material legal proceedings to which we (or any of our officers and directors in their capacities as such) is a party or to which our property is subject and no such material proceedings is known by our management to be contemplated.

ITEM 2. CHANGES IN SECURITIES - NONE

ITEM 3. DEFAULTS UPON SENIOR SECURITIES - NONE

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS - NONE

ITEM 5. OTHER INFORMATION - NONE

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K -

(a) Exhibits - NONE

(b) Reports on Form 8-K - NONE

<PAGE>

SIGNATURE

In accordance with the requirements of the Securities and Exchange Act of 1934, as amended, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRELUDE VENTURES, INC.

Dated: August 14, 2002

/s/ William Iverson
William Iverson
President

<PAGE>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
INTERIM BALANCE SHEET
June 30, 2002 and March 31, 2002
(Stated in US Dollars)
(Unaudited)

<TABLE>
<CAPTION>

ASSETS	June 30, 2002	March 31, 2002
<S>	<C>	<C>
Current		
Cash	$36,275	$ 7,495
Prepaid expenses	2,000	--
	$38,275	$ 7,495
LIABILITIES		
Current		
Accounts payable	$ 6,868	$ 9,205
STOCKHOLDERS' EQUITY (DEFICIENCY)		
Preferred stock, $0.001 par value 5,000,000 shares authorized, none outstanding		
Common stock, $0.001 par value 45,000,000 shares authorized 1,000,000 (2001: 1,000,000) shares outstanding	1,000	1,000
Paid-in capital	24,000	24,000
Stock subscriptions	72,000	31,000
Less: stock subscriptions receivable	(692)	--
Deficit accumulated during the pre-exploration stage	(64,901)	(57,710)

	31,407	(1,710)
	------	------
	$38,275	$ 7,495
	=======	=======

</TABLE>

SEE ACCOMPANYING NOTES

<PAGE>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
INTERIM STATEMENT OF OPERATIONS
for the three months ended June 30, 2002 and 2001,
and for the period May 4, 2001 (Date of Incorporation) to June 30, 2002
(Stated in US Dollars)
(Unaudited)

<TABLE>
<CAPTION>

	Three months ended June 30, 2002	Three months ended June 30, 2001	May 4, 2001 (Date of Incorporation) to June 30, 2002
<S>	<C>	<C>	<C>
Expenses			
Accounting and audit fees	$ 1,000	$ 1,000	$ 7,491
Bank charges	95	95	424
Filing fees	25	--	7,185
Legal fees	--	--	23,078
Management fees	3,000	1,500	12,500
Office and miscellaneous	53	--	660
Resource property costs	2,608	5,000	11,688
Transfer agent fees	410	1,435	1,875
Net loss for the period	$ (7,191)	$ (9,030)	$(64,901)
Loss per share	$ (0.01)	$ (0.01)	
Weighted average number of shares outstanding	1,000,000	1,000,000	

</TABLE>

SEE ACCOMPANYING NOTES

<PAGE>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
INTERIM STATEMENT OF CASH FLOWS for the
three months ended June 30, 2002 and 2001,
and for the period May 4, 2001 (Date of Incorporation) to June 30, 2002
(Stated in US Dollars)
(Unaudited)

<TABLE>
<CAPTION>

<S>	Three months ended June 30, 2002 <C>	Three months ended June 30, 2001 <C>	May 4, 2001 (Date of Incorporation) to June 30, 2002 <C>
Cash Flows from Operating Activities			
Net loss for the period	$ (7,191)	$ (9,030)	$(64,901)
Change in non-cash working capital balance related to operations			
Accounts payable	(2,337)	--	6,868
Prepaid expenses	(2,000)	(10,000)	(2,000)
	(11,528)	470	(60,033)
Cash Flows from Financing Activities			
Shares issued for cash	--	--	25,000
Stock subscriptions received	40,308	--	71,308
	40,308	--	96,308
Increase in cash during the period	28,780	470	36,275
Cash, beginning of the period	7,495	396	--
Cash, end of the period	$ 36,275	$ 866	$ 36,275
Supplemental disclosure of cash flow information Cash paid for:			
Interest	$ --	$ --	$ --
Income taxes	$ --	$ --	$ --

</TABLE>

SEE ACCOMPANYING NOTES

<PAGE>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
INTERIM STATEMENT OF STOCKHOLDERS' EQUITY for
the period May 24, 2000 (Date of Incorporation) to June 30, 2002
(Stated in US Dollars)
(Unaudited)

<TABLE>
<CAPTION>

	Common Shares Number	Common Shares Par Value	Additional Paid-in Capital	Stock Subscriptions	Deficit Accumulated During the Exploration Stage	Total
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Capital stock subscribed for cash - at $0.025	1,000,000	$1,000	$24,000	$ --	$ --	$ 25,000
Net loss for the period	--	--	--	--	(7,301)	(7,301)
Balance, as at March 31, 2001	1,000,000	1,000	24,000	--	(7,301)	17,699
Stock subscriptions received	--	--	--	31,000	--	31,000
Net loss for the year	--	--	--	--	(50,409)	(50,409)
Balance, as at March 31, 2002	1,000,000	1,000	24,000	31,000	(57,710)	(1,710)
Stock subscriptions received	--	--	--	41,000	--	41,000
Net loss for the period	--	--	--	--	(7,191)	(7,191)
Balance, as at June 30, 2002	1,000,000	$1,000	$24,000	$72,000	$(64,901)	$ 32,099

</TABLE>

SEE ACCOMPANYING NOTES

<PAGE>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
June 30, 2002 and March 31, 2002
(Stated in US Dollars)
(Unaudited)

Note 1 Interim Reporting

While information presented in the accompanying interim three months financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. All adjustments are of a normal recurring nature. It is suggested that these interim financial statements be read in conjunction with the company's March 31, 2002 financial statements.

Note 2 Continuance of Operations

The financial statements have been prepared using generally accepted accounting principles in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. As at June 30, 2002, the Company has accumulated losses of $64,901 since its commencement. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due.

Note 3 Commitments

a) Mining Lease

By a lease letter agreement effective March 9, 2001 and amended March 4, 2002, the Company was granted the exclusive right to explore, develop and mine the Medicine Project property located in Elko County of the State of Nevada. The term of the lease is for 20 years, with automatic extensions so long as the conditions of the lease are met. Minimum payments and performance commitments are as follows:

Minimum Advance Royalty Payments:

The owner shall be paid a royalty of 3% of the net smelter returns from a production. In respect to this royalty, the Company is required to pay minimum advance royalty payments of the following:

- $5,000 upon execution (paid);
- $1,500 on March 9, 2002 (paid);
- $6,000 on September 9, 2002;
- $10,000 on March 9, 2003
- $20,000 on March 9, 2004
- $50,000 on March 9, 2005 and every March 9 thereafter

<PAGE>

Note 3 Commitments - (cont'd)

----

a) Mining Lease - (cont'd)

The Company can reduce the net smelter return royalty to 0.5% by payment of a buy-out price of $5,000,000. Advance royalty payments made to the date of the buy-out will be applied to reduce the buy-out price.

Performance Commitment:

In the event that the Company terminates the lease after June 1 of any year, it is required to pay all federal and state mining claim maintenance fees for the next assessment year. The Company is required to perform reclamation work in the property as required by federal state and local law for disturbances resulting from the Company's activities on the property.

b) Initial Public Offering

The Company has filed a SB-2 registration statement, which includes an initial public offering of 1,500,000 common shares at $0.05 per share. At June 30, 2002, the Company had received $72,000 in stock subscriptions and an additional $3,000 was received subsequent to June 30, 2002.

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>10KSB
<SEQUENCE>1
<FILENAME>doc1.txt
<TEXT>

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-KSB

Annual Report Under
the Securities Exchange Act of 1934

For Year Ended: March 31, 2002

Commission File Number:

Prelude Ventures, Inc.

(Exact name of small business issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

98-0232018

(IRS Employer Identification No.)

2585 West 14th Avenue
Vancouver, BC, Canada V6K 2W6

(Address of principal executive offices)

None

(Former name or former address, if changed since last report)

V6K 2W6

(Zip Code)

(604) 817-8095

(Issuer's Telephone Number)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes __X__ No ____.

The number of shares of the registrant's only class of common stock issued and outstanding, as of March 31, 2002 was 1,000,000 common shares.

<PAGE>

PART I

ITEM 1. FINANCIAL STATEMENTS.

The unaudited financial statements for the three-month period ended September 30, 2001 are attached hereto.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or our behalf. We disclaim any obligation to update forward looking statements.

OVERVIEW

History And Organization

Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the state of Nevada on May 24, 2000. We have not commenced business operations and we are considered an exploration stage enterprise. To date, our activities have been limited to organizational matters, obtaining a mining engineer's report and the preparation and filing of the registration statement of which this prospectus is a part. In connection with the organization of our company, the founding shareholder of our company contributed an aggregate of $25,000 cash in exchange for 1,000,000 shares of common stock. We have no significant assets, and we are totally dependent upon the successful completion of this offering and receipt of the proceeds there from, of which there is no assurance, for the ability to commence our proposed business operations.

Proposed Business

On March 9, 2001, we acquired a 20 year mining lease from Steve Sutherland, the owner of 24 unpatented lode mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. An unpatented claim is one in which more assessment work is necessary before all mineral rights can be claimed. As the owner of the claims, Mr. Sutherland has the right to lease the claims to a third party but he remains responsible for compliance with all applicable federal, state and county laws and regulations. Under the terms of our lease with Mr. Sutherland, we are entitled to all of Mr. Sutherlands mineral rights and we are also made responsible for compliance for all laws and regulations that apply to the claims. We are presently in the pre-exploration stage and there is no assurance that a commercially viable precious mineral deposit exists in our property until appropriate geological exploration is done and a final comprehensive evaluation concludes that there is economic and legal feasibility to conduct mining operations.

The exploration program proposed by Prelude is designed to determine whether mineralization exists to the extent that mining operations would be economically feasible. It is uncertain at this time the precise quantity of minerals in the property that would justify actual mining operations.

Prelude has leased the claims from Mr. Sutherland who is our landlord. We also have the right to locate additional claims within one mile of the claims which become part of the lease. Under the terms of the lease, Prelude must pay a three percent production royalty and may extend the initial term of 20 years for one additional period of 20 years provided that all conditions of the lease have previously been met. Prelude has the exclusive possession of the property for mining purposes during the term of the lease.

<PAGE>

Under the terms of the lease, Prelude must pay a three percent annual production royalty and must pay an annual minimum royalty as follows, of which the first payment of $5,000 has already been made:

Anniversary Date	Amount
March 9, 2001	$ 5,000.00
March 9, 2002	$ 7,500.00
March 9, 2003	$10,000.00
March 9, 2004	$20,000.00
March 9, 2005 & thereafter	$50,000.00

If Prelude fails to meet the above lease payments, the lease may be terminated if the landlord gives written notice of such default. After receipt of default, Prelude has 15 days to cure the default. In addition, the lease may be terminated if Prelude fails to make federal, state, and county maintenance payments or filing fees at least 15 days prior to due date. In that event, the landlord must notify Prelude of a possible default. After 10 days, if the default is not cured the landlord may initiate payment on the claims. Prelude will be able to cure this default by reimbursing all federal, state and county payments made by the landlord plus a 20% penalty within 30 days.

Under applicable federal, state, and county laws and regulations, annual mining claim maintenance or rental fees are required to be paid by Prelude for the unpatented mining claims which constitute all or part of the leased property, beginning with the annual assessment work period of September 1, 2001 to September 1, 2002. Prelude must timely and properly pay the federal, state, and county annual mining claim maintenance or rental fees, and must execute and record or file, as applicable, proof of payment of the federal, state, and county annual mining claim maintenance or rental fees and the landlord's intention to hold the unpatented mining claims. If Prelude does not terminate the agreement before June 1 of any subsequent lease year, Prelude will be obligated either to pay the federal, state, and local annual mining claim maintenance or rental fees for the property due that year or to reimburse the landlord.

Prelude also has the right to buy out the landlord's interest in exchange for a payment of $5,000,000 from which royalty payments made up to the time of the buyout may be deducted. If a buyout occurs, Prelude must also pay the landlord a perpetual 0.5% royalty on all minerals recovered from the property.

The lease may be terminated at any time by Prelude provided that we give written notice 30 days prior to relinquishing the leased property. In the event Prelude desires to terminate the agreement after June 1 of any year, we are responsible for all federal, state, and county maintenance and filing fees for the next assessment year regarding the leased property. In addition, we must deliver to the landlord in reproducible form all data generated or obtained for the leased property, whether factual or interpretive. Finally, we must quitclaim to the landlord all claims located or acquired by us.

Our business activities to date have been restricted to obtaining a report from our mining engineer, Edward P. Jucevic and preparing this offering. Mr. Jucevic's report details the geological and mining history of the claims leased by Prelude, including the land status, climate, geology and mineralization. In preparing his report, Mr. Jucevic did not perform any actual field work on the claims. Mr. Jucevic believes that based upon previous mining activity in the area, sufficient evidence exists to warrant further exploration on the leased property which could then lead to actual mining operations.

<PAGE>

The property leased by Prelude is located in Elko County, Nevada and comprises 24 unpatented claims. Mr. Jucevic has concluded that the claims demonstrate a potential for surface-mineable oxidized-zinc deposits and surface-mineable heap leachable silver deposits. Heap leaching is a process for the extraction of valuable minerals utilizing chemical solutions that percolate through crushed ore. A two phase exploration and drilling program has been proposed. Phase 1, including a recommendation to stake four neighboring targets, with estimated costs of $50,000. No exploration work will be performed until the additional claim staking has taken place. We have not yet determined whether Mr. Jucevic will be commissioned to perform additional research on the claims for us. That would be followed by Phase 2 with estimated costs of $100,000. The purpose of this offering is to finance the implementation of Phase I.

Location and Access

The leased property is located in Elko County, Nevada, approximately 50 airline miles southeast of the town of Elko, Nevada. Access from Elko, Nevada is obtained by driving 20 miles on I-80 to Halleck, Nevada and then turning southeast on paved Highway 229 for forty-two miles through Secret Pass across the Ruby Mountains and then proceeding about 24 miles south on dirt roads to the property. The claims are in what is known as the Mud Springs mining district.

Claim Status

The claims have been leased by Prelude form Steve Sutherland who currently holds the property via 24 unpatented mining claims located during the month of September 2000. The owner of the property is the United States government. The land is administered by the Bureau of Land Management (BLM). Mr. Sutherland has documentation that all requisite county and United States Bureau of Land Management (BLM) papers have been filed and all fees paid. Two claims not belonging to Mr. Sutherland lie within the claim boundary and are held by a local prospector. Mr. Jucevic believes these two claims are most likely available for lease under reasonable terms. We do intend to lease these claims if possible. The local prospector who owns these two claims is Jerry Baughman. He has no relationship to Prelude. At this time, he has not been approached by us about leasing his two unpatented claims. We believe that reasonable terms for the lease of these two claims would include a standard mining lease including an anticipated $5,000 payment upon execution, with an option to purchase priced at approximately $50,000 payable over a period of five years. The Sutherland claim block comprises about 460 acres.

Climate And Local Resources

The claims leased by Prelude are located at elevations ranging from 5900 to 7950 feet in gently rolling hills covered with sagebrush and Pinion pines. The climate is temperate with moderate snow cover from December to March. No perennial streams exist on the property. However, groundwater is plentiful. Power lines are located about three miles east of the property. The closest population center is Bishop, located about 48 miles to the northwest.

History Of The Claims

Mr. Jucevic has examined the available literature on the claims. According to these sources, base metals and silver were discovered on the property in 1910. Production from high grade veins started as early as 1915. Partial records indicate lead, silver and zinc were produced through 1956. Recent exploration efforts were started in the 1980's by United States Minerals Exploration (USMX), and Cominco American Inc. USMX made 105 drill holes totaling 11,190 feet between 1980 and 1996 which defined a mineralization of ore containing silver, lead and zinc. Cominco controlled the property for a short time and conducted geophysical surveys which identified potential mineralization through the claims area that extend north of the claims.

Our Proposed Exploration Program

We must conduct exploration to determine what amount of minerals, if any, exist on our properties, and if any minerals which are found can be economically extracted and profitably processed. Our exploration program is designed to economically explore and evaluate our claims.

We do not claim to have any minerals or reserves whatsoever at this time on any of our claims. We intend to implement an exploration program and to proceed in the following two phases:

<PAGE>

Phase I will involve expanding our block of claims by locating approximately 50 additional claims and acquiring third party claims within the area. There has been no staking of additional claims at this time. The initial work of Phase I will be centered on opportunities and targets within the boundaries of the leased claims. However, it is anticipated that expansion of the existing claim position will be advisable following completion of the geological investigations in Phase I. For example, U. S. Minerals Exploration, a previous explorer of the claims, calculated potential mineralization along the northeast area of the leased claims. Therefore, it appears probable that additional claim staking in northeast and southwest extensions off this trend would capture neighboring mineralization, as well as northeast trending fault zones within the claims. With respect to maintenance costs, the current 24 claims are subject to total annual fees of $2,580.00 Annual maintenance fees for an additional 50 claims would be $5,375.00. No land status work has been conducted on neighboring lands by Mr. Jucevic. We will also take 200 rock samples and 300 soil samples and perform geological mapping and geophysical surveys followed by a written analysis of this exploration. The cost of Phase I will is estimated to be $50,000 and will take approximately two months to complete.

Upon completion of Phase I, we will determine the cost effectiveness of proceeding to Phase II. In making this determination, we will undertake to have our data from Phase I independently verified for accuracy by an independent registered engineer to confirm the existence of mineralization.

Phase II will consist of substantial test drilling of a total of 5,000 feet to determine the extent, depth and dip of ore discovered in Phase I. It is anticipated that Phase II will cost $100,000 and will also take approximately two months to complete. If we decide not to proceed to Phase II, we will likely cancel the lease and search for other mineral exploration sites to lease. As of the date of this prospectus, no such search has been undertaken.

Competitive Factors

The mineral industry is fragmented. We compete with other exploration companies looking for a variety of mineral reserves. We may be one of the smallest exploration companies in existence. Although we will be competing with other exploration companies, there is no competition for the exploration or removal of minerals from our property. Readily available markets exist in North America and around the world for the sale of minerals. Therefore, we intend to develop mining claims to the production point in which major mining production companies would seriously consider pursuing the property as a valuable and significant acquisition.

Regulations

We will secure all necessary permits for exploration and, if development is warranted on the property, will file final plans of operation before we start any mining operations. We anticipate no discharge of water into active stream, creek, river, lake or any other body of water regulated by environmental law or regulation. No endangered species will be disturbed. Restoration of the disturbed land will be completed according to law. All holes, pits and shafts will be sealed upon abandonment of the property. It is difficult to estimate the cost of compliance with the environmental law since the full nature and extent of our proposed activities cannot be determined until we start our operations and know what that will involve from an environmental standpoint.

The initial drilling program outlined in Phase I will be conducted on BLM lands. The BLM will require the submittal of a plan of operation which would be used as the basis for the bonding requirement, water permit and reclamation program. The reclamation program could include both surface reclamation and drill hole plugging and abandonment. The amount of the bonding would be based upon an estimate by the BLM related to the cost of reclamation if done by an independent contractor. Bonding costs vary on case by case basis. The scope of the proposed program determines amount of reclamation bond required by the BLM. Among the factors considered are the degree of proposed land disturbance, whether there have been previous disturbances and the nature of previous reclamation efforts. Since there is a substantial infrastructure of existing roads across the property the amount of initial bonding would likely be reduced. In addition, the terrain is relatively subdued which should further reduce the necessity for road building. The estimate for Phase II reclamation and bonding would depend upon the results of Phase I.

<PAGE>

We would be subjected to the BLM rules and regulations governing federal lands including a draft environmental impact statement or EIS, public hearings and a final EIS. The final EIS would address county and state needs and requirements and would cover issues and permit requirements concerning: air quality, heritage resources, geology, energy, noise, soils, surface and ground water, wetlands, use of hazardous chemicals, vegetation, wildlife, recreation, land use, socioeconomic impact, scenic resources, health and welfare, transportation and reclamation. Bonding requirements are developed from the final EIS.

We are in compliance with the all laws and will continue to comply with the laws in the future. We believe that compliance with the laws will not adversely affect our business operations. Prelude anticipates that it will be required to post bonds in the event the expanded work programs involve extensive surface disturbance.

Employees

Initially, we intend to use the services of subcontractors for manual labor exploration work on our properties. Prelude will consider hiring technical consultants as funds from this offering and additional offerings or revenues from operations in the future permit. At present, our only employee is William Iverson.

Mr. Iverson has been the President, Secretary-Treasurer and Director since our company's inception on May 24, 2000. Since November 1999, Mr. Iverson has also been employed by First Quantum Minerals Corporation of Vancouver, British Columbia where he performs corporate relations services, including the preparation of corporate profiles, brochures and advertisements. From

November 1999 to February 2000 Mr. Iverson was also employed by Nevada Pacific Gold, Ltd. From January 1996 to August 1997, Mr. Iverson was employed by Treminco Resources, Ltd., an exploration stage company, located in Vancouver, British Columbia, where he performed corporate development services. In this capacity he acted as a liaison between Tremninco and the financial community. From October 1997 to November 1998, Mr. Iverson was employed by Cee Bee Natural Gas, Ltd. From January of 1988 until December of 1995 Mr. Iverson was also employed as a stockbroker with Georgia Pacific Securities Corporation in Vancouver, British Columbia. Mr. Iverson will continue to serve in his present positions with Prelude until the next annual meeting of shareholders and devote approximately 15 hours per week of his time to the Prelude. Mr. Iverson has no formal training or experience with mineral exploration. Mr. Iverson completed two years of college in 1974 from the University of Alberta but he did not obtain a degree. In addition, he was formerly licensed as a stockbroker in Canada between 1995 and 1998. That license, however, was allowed to lapse by Mr. Iverson in 1998 because he was pursuing a career in corporate relations. Mr. Iversen's responsibilities with Prelude consist mainly of communicating with the appropriate governmental agencies to ensure the company claims are kept in good standing and coordinating the filing of this offering. In addition, Phase I of the company's business plan will be performed by subcontractors, the activities of which will be managed by Mr. Iverson. It is anticipated that additional officers will be hired if Phase I of our business plan is successful to manage the company's day to day mineral exploration activities.

<PAGE>

Executive Compensation

Our sole director does not currently receive and has never received any compensation for serving as a director to date. In addition, at present, there are no ongoing plans or arrangements for compensation of any of our officers. However, we expect to adopt a plan of reasonable compensation to our officers and employees when and if we become operational and profitable.

Employees and Employment Agreements

At present, we have no employees, other than Mr. Iverson, our president and sole director who has received no compensation for his services. Mr. Iverson does not have an employment agreement with us. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to any employees.

<PAGE>

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

We are a start-up, exploration stage company and have not yet started our business operations or generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that our auditors believe there is doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash from sources other than the sale of minerals found on our property. Our only other source for cash at this time is investments by others in our company. We must raise cash to implement our project and stay in business.

To meet our need for cash we are attempting to raise money from this offering. There is no assurance that we will be able to raise enough money through to stay in business. Whatever money we do raise will be applied first to exploration and then to development, if development is warranted. If we do not raise all of the money we need from this offering, we will have to find alternative sources, like a second public offering, a private placement of securities, or loans from our officers or others. At the present time, we have not made any arrangements to raise additional cash, other than through this offering. If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash, or cease operations entirely.

We will be conducting research in connection with the exploration of our property. We are not going to buy or sell any plant or significant equipment. We do not expect a change in our number of employees.

<PAGE>

Limited Operating History; Need for Additional Capital

There is no historical financial information about our company upon which to base an evaluation of our performance. We are an exploration stage company and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our properties, and possible cost overruns due to price and cost increases in services. To become profitable and competitive, we conduct research and exploration of our properties. We are seeking equity financing to provide for the capital required to implement our research and exploration phases.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Results of Operations

From Inception on May 24, 2000

We just recently acquired our first interest in lode mining claims. At this time we have not yet commenced the research and/or exploration stage of our mining operations on that property. We have paid $5,000 for a mining lease. As of March 31, 2002 we have experienced operating losses of $50,409.

Plan of Operations

Since inception, we have used our common stock to raise money for our property acquisition, for corporate expenses and to repay outstanding indebtedness. Net cash provided by financing activities from inception on May 24, 2000 to March 31, 2001 was $5,500 as a result of proceeds received from our president and sole director. On April 11, 2001 we received additional cash financing of $19,500 as a result of proceeds received from our president and sole director. Our business activities to date have been restricted to obtaining a mining engineer's report and preparing this offering.

Prelude's plan of operations for the next twelve months is to undertake Phase I of our exploration program. We can commence Phase I assuming at least 50% of the offering is sold. However, the total cost of Phase I is estimated to be $50,000.00 and therefore can not be completed unless nearly all of the offering is sold. We have no plan to engage in any alternative business if Prelude ceases or suspends operations as a result of not having enough money to complete any phase of the exploration program.

<PAGE>

Phase I will involve staking of 50 additional claims at a cost of $15,000. Obtaining leases for third party claims in the area is estimated to cost $5,000. We will then initiate rock sampling at a cost of $4,000 and soil sampling at a cost of $6,000 in areas of potential interest that indicate the presence of ore. Thereafter, geological mapping will be conducted that will cost approximately $10,000 along with geophysical surveying that will cost approximately $2,000. The total cost of Phase I will is estimated to be $50,000 and will take approximately two months to complete.

Upon completion of Phase I, we will determine the cost effectiveness of proceeding to Phase II. We will undertake to have our data from Phase I independently verified for accuracy by an independent registered engineer to confirm the existence of mineral deposits.

Our public offering will only be adequate to finance Phase I. Assuming we decide to proceed with Phase II, we will be required to obtain additional financing. Phase II will consist of extensive drilling totaling approximately 5,000 feet which is estimated to cost $100,000 to determine the extent, depth and dip of mineralization discovered in Phase I. Phase II will take approximately two months to complete.

Liquidity and Capital Resources

As of the date of this report, we have yet to generate any revenues from our business operations. Since our inception, Mr. Iverson has paid $25,000 in cash in exchange for 1,000,000 shares of common stock. We have also issued 1,500,000 shares of stock pursuant to our Form SB-2 registration statement. This money has been utilized for organizational and start-up costs and as operating capital. As of March 31, 2002 we had sustained operating losses of $50,409.

<PAGE>

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

There are no material legal proceedings to which we (or any of our officers and directors in their capacities as such) is a party or to which our property is subject and no such material proceedings is known by our management to be contemplated.

ITEM 2. CHANGES IN SECURITIES - NONE

ITEM 3. DEFAULTS UPON SENIOR SECURITIES - NONE

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS -

NONE

ITEM 5. OTHER INFORMATION - NONE

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K -

(a) Exhibits - NONE

(b) Reports on Form 8-K - NONE

SIGNATURE

In accordance with the requirements of the Securities and Exchange Act of 1934, as amended, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRELUDE VENTURES, INC.

Dated: July 30, 2002

/s/ William Iverson
William Iverson
President

<PAGE>

TERRY AMISANO LTD.
KEVIN HANSON, C.A.

AMISANO HANSON
CHARTERED ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders,
Prelude Ventures, Inc.

We have audited the accompanying balance sheets of Prelude Ventures, Inc. (A Pre-exploration Stage Company) as of March 31, 2002 and 2001 and the statements of operations, stockholders' equity and cash flows for the year ended March 31, 2002 and for the period May 24, 2000 (Date of Incorporation) to March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of Prelude Ventures, Inc. as at March 31, 2002 and 2001 and the results of its operations and its cash flows for the year ended March 31, 2002 and for the period from May 24, 2000 (Date of

Incorporation) to March 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the pre-exploration stage, and has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada
May 31, 2002

"AMISANO HANSON"
Chartered Accountants

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus

<PAGE>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
BALANCE SHEETS
March 31, 2002 and 2001
(Stated in US Dollars)

<TABLE>
<CAPTION>

ASSETS

<S>	2002 <C>	2001 <C>
Current		
Cash	$ 7,495	$ 396
Stock subscription receivable	-	19,500
	$ 7,495	$ 19,896

LIABILITIES

	2002	2001
Current		
Accounts payable	$ 9,205	$ 2,197
STOCKHOLDERS' EQUITY (DEFICIENCY)		
Preferred stock, $0.001 par value		
5,000,000 shares authorized, none outstanding		
Common stock, $0.001 par value		
45,000,000 shares authorized		
1,000,000 (2001: 1,000,000) shares outstanding	1,000	1,000
Paid-in capital	24,000	24,000
Stock subscriptions received - Note 5	31,000	-
Deficit accumulated during the exploration stage	(57,710)	(7,301)
	(1,710)	17,699
	$ 7,495	$ 19,896

Nature and Continuance of Operations - Note 1
Commitments - Note 5
Subsequent Event - Note 5
</TABLE>

SEE ACCOMPANYING NOTES

<PAGE>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)

STATEMENTS OF OPERATIONS
for the year ended March 31, 2002
and for the periods May 24, 2000 (Date of Incorporation) to March 31, 2002 and 2001
(Stated in US Dollars)

<TABLE>
<CAPTION>

<S>	Year ended March 31, 2002 <C>	May 24, 2000 (Date of Incorporation), to March 31 2001 <C>	May 24, 2000 (Date of incorporation), to March 31 2002 <C>
Expenses			
Accounting and audit fees	$ 4,991	$ 1,500	$ 6,491
Bank charges	225	104	329
Filing fees	7,160	-	7,160
Legal fees	22,381	697	23,078
Management fees	4,500	5,000	9,500
Office and miscellaneous	607	-	607
Resource property costs	9,080	-	9,080
Transfer agent fees	1,465	-	1,465
Net loss for the period	$ 50,409	$ 7,301	$57,710
Basic loss per share	$ 0.05	$ 0.01	
Weighted average number of shares outstanding	1,000,000	549,839	

</TABLE>

SEE ACCOMPANYING NOTES

<PAGE>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
STATEMENTS OF CASH FLOWS
for the year ended March 31, 2002
and for the periods May 24, 2000 (Date of Incorporation) to March 31, 2002 and 2001
(Stated in US Dollars)

<TABLE>
<CAPTION>

<S>	Year ended March 31, 2002 <C>	May 24, 2000 (Date of Incorporation) to March 31, 2001 <C>	May 24, 2000 (Date of Incorporation) to March 31, 2002 <C>
Cash Flows from Operating Activities			
Net loss for the period	$ (50,409)	$ (7,301)	$ (57,710)
Changes in non-cash working capital item:			
Accounts payable	7,008	2,197	9,205
	(43,401)	(5,104)	(48,505)
Cash Flows from Financing Activities			
Shares issued for cash	-	25,000	25,000
Subscriptions receivable	-	(19,500)	(19,500)
Stock subscriptions received	50,500	-	50,500
	50,500	15,500	56,000
Increase in cash during the period	7,099	396	7,495
Cash, beginning of the period	396	-	-

Cash, end of the period	$ 7,495	$ 396	$ 7,495
Supplementary disclosure of cash flow information			
Cash paid for:			
Interest	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -

</TABLE>

SEE ACCOMPANYING NOTES

<PAGE>

<PAGE>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
for the period May 24, 2000 (Date of Incorporation) to March 31, 2002
(Stated in US Dollars)

<TABLE>
<CAPTION>

	Common Shares Number	Par Value	Additional Paid-in Capital	Share Subscriptions	Deficit Accumulated During the Exploration Stage	Total
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Capital stock subscribed for cash - at $0.025	1,000,000	$ 1,000	$ 24,000	$ -	$ -	$ 25,000
Net loss for the period	-	-	-	-	(7,301)	(7,301)
Balance, as at March 31, 2001	1,000,000	1,000	24,000	-	(7,301)	17,699
Stock subscriptions received	-	-	-	31,000	-	31,000
Net loss for the year	-	-	-	-	(50,409)	(50,409)
Balance, as at March 31, 2002	1,000,000	$ 1,000	$ 24,000	$ 31,000	$ (57,710)	$ (1,710)

</TABLE>

SEE ACCOMPANYING NOTES

<PAGE>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
March 31, 2002 and 2001
(Stated in US Dollars)

Note 1 Nature and Continuance of Operations

The Company is in the pre-exploration stage. The Company has entered into a lease agreement to explore and mine a property located in the state of Nevada, United States of America and has not yet determined whether this property contains reserves that are economically recoverable. The recoverability of amounts from the property will be dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying property, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements under the property agreement and to complete the development of the property and upon future profitable production or proceeds for the sale thereof.

These financial statements have been prepared on a going concern basis. The Company has accumulated a deficit of $57,710 since inception and at March 31, 2002 has a working capital deficiency of $1,710. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company was incorporated in Nevada on May 24, 2000.

Note 2 Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may vary from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Pre-exploration Stage Company

The Company complies with Financial Accounting Standard Board Statement No. 7 and the Securities and Exchange Commission's Exchange Act Guide 7 for its characterization of the Company as pre-exploration stage.

<PAGE>

Note 2 Summary of Significant Accounting Policies - (cont'd)

Mineral Lease

Costs of lease, acquisition, exploration carrying and retaining unproven mineral lease properties are expenses as incurred.

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's commitments to plan of action based on the then known facts.

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109 "Accounting for Income Taxes".

Basic Loss Per Share

The Company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share has not been provided as it would be antidilutive.

Fair Value of Financial Instruments

The carrying value of cash, share subscriptions receivable and accounts payable approximates fair value because of the short maturity of these instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

New Accounting Standards

Management does not believe that any recently issued, but not yet effective accounting standards if currently adopted could have a material effect on the accompanying financial statements

<PAGE>

Note 3 Deferred Tax Assets

The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after March 15, 1992. FAS 109 requires the use of the asset and liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assts and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The following table summarizes the significant components of the Company's deferred tax assets:

	Total
Deferred Tax Assets	
Non-capital loss carryforward	$ 8,657
Gross deferred tax assets	$ 8,657
Valuation allowance for deferred tax asset	(8,657)
	$ -

The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards that is likely to be realized from future operations. The Company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry.

Note 4 Income Taxes

No provision for income taxes has been provided in these financial statements due to the net loss. At March 31, 2002 the Company has net operating loss carryforwards, which expire commencing in 2022, totalling approximately $57,710, the benefit of which has not been recorded in the financial statements.

<PAGE>

Note 5 Commitments

a) Mining Lease

By a lease letter agreement effective March 9, 2001 and amended March 4, 2002, the Company was granted the exclusive right to explore, develop and mine the Medicine Project property located in Elko County of the State of Nevada. The term of the lease is for 20 years, with automatic extensions so long as the conditions of the lease are met. Minimum payments and performance commitments are as follows:

Minimum Advance Royalty Payments:

The owner shall be paid a royalty of 3% of the net smelter returns from a production. In respect to this royalty, the Company is required to pay minimum advance royalty payments of the following:

- $5,000 upon execution (paid);
- $1,500 on March 9, 2002 (paid);
- $6,000 on September 9, 2002;
- $10,000 on March 9, 2003
- $20,000 on March 9, 2004
- $50,000 on March 9, 2005 and every March 9 thereafter

The Company can reduce the net smelter return royalty to 0.5% by payment of a buy-out price of $5,000,000. Advance royalty payments made to the date of the buy-out will be applied to reduce the buy-out price.

Performance Commitment:

In the event that the Company terminates the lease after June 1 of any year, it is required to pay all federal and state mining claim maintenance fees for the next assessment year. The Company is required to perform reclamation work in the property as required by federal state and local law for disturbances resulting from the Company's activities on the property.

B) INITIAL PUBLIC OFFERING

The Company has filed a SB-2 registration statement, which includes an initial public offering of 1,500,000 common shares at $0.05 per share. At March 31, 2002, the Company had received $31,000 in stock subscriptions and an additional $41,000 was received subsequent to March 31, 2002.

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>10QSB
<SEQUENCE>1
<FILENAME>doc1.txt
<TEXT>

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-QSB

Quarterly Report Under
the Securities Exchange Act of 1934

For Quarter Ended: December 31, 2001

Commission File Number:

Prelude Ventures, Inc.

(Exact name of small business issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

98-0232018

(IRS Employer Identification No.)

2585 West 14th Avenue
Vancouver, BC, Canada V6K 2W6

(Address of principal executive offices)

None

(Former name or former address, if changed since last report)

V6K 2W6

(Zip Code)

(604) 817-8095

(Issuer's Telephone Number)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes __X__ No ____.

The number of shares of the registrant's only class of common stock issued and outstanding, as of March 31, 2002 was 1,000,000 common shares.

<PAGE>

PART I

ITEM 1. FINANCIAL STATEMENTS.

The unaudited financial statements for the three-month period ended September 30, 2001 are attached hereto.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change.

These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or our behalf. We disclaim any obligation to update forward looking statements.

OVERVIEW

History And Organization

Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the state of Nevada on May 24, 2000. We have not commenced business operations and we are considered an exploration stage enterprise. To date, our activities have been limited to organizational matters, obtaining a mining engineer's report and the preparation and filing of the registration statement of which this prospectus is a part. In connection with the organization of our company, the founding shareholder of our company contributed an aggregate of $25,000 cash in exchange for 1,000,000 shares of common stock. We have no significant assets, and we are totally dependent upon the successful completion of this offering and receipt of the proceeds there from, of which there is no assurance, for the ability to commence our proposed business operations.

<page>

Proposed Business

On March 9, 2001, we acquired a 20 year mining lease from Steve Sutherland, the owner of 24 unpatented lode mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. An unpatented claim is one in which more assessment work is necessary before all mineral rights can be claimed. As the owner of the claims, Mr. Sutherland has the right to lease the claims to a third party but he remains responsible for compliance with all applicable federal, state and county laws and regulations. Under the terms of our lease with Mr. Sutherland, we are entitled to all of Mr. Sutherlands mineral rights and we are also made responsible for compliance for all laws and regulations that apply to the claims. We are presently in the pre-exploration stage and there is no assurance that a commercially viable precious mineral deposit exists in our property until appropriate geological exploration is done and a final comprehensive evaluation concludes that there is economic and legal feasibility to conduct mining operations.

The exploration program proposed by Prelude is designed to determine whether mineralization exists to the extent that mining operations would be economically feasible. It is uncertain at this time the precise quantity of minerals in the property that would justify actual mining operations.

Prelude has leased the claims from Mr. Sutherland who is our landlord. We also have the right to locate additional claims within one mile of the claims which become part of the lease. Under the terms of the lease, Prelude must pay a three percent production royalty and may extend the initial term of 20 years for one additional period of 20 years provided that all conditions of the lease have previously been met. Prelude has the exclusive possession of the property for mining purposes during the term of the lease.

Under the terms of the lease, Prelude must pay a three percent annual production royalty and must pay an annual minimum royalty as follows, of which the first payment of $5,000 has already been made:

Anniversary Date	Amount
March 9, 2001	$ 5,000.00
March 9, 2002	$ 7,500.00
March 9, 2003	$10,000.00
March 9, 2004	$20,000.00
March 9, 2005 & thereafter	$50,000.00

If Prelude fails to meet the above lease payments, the lease may be terminated if the landlord gives written notice of such default. After receipt of default, Prelude has 15 days to cure the default. In addition, the lease may be terminated if Prelude fails to make federal, state, and county maintenance payments or filing fees at least 15 days prior to due date. In that event, the landlord must notify Prelude of a possible default. After 10 days, if the default is not cured the landlord may initiate payment on the claims. Prelude will be able to cure this default by reimbursing all federal, state and county payments made by the landlord plus a 20% penalty within 30 days.

Under applicable federal, state, and county laws and regulations, annual mining claim maintenance or rental fees are required to be paid by Prelude for the unpatented mining claims which constitute all or part of the leased property, beginning with the annual assessment work period of September

1, 2001 to September 1, 2002. Prelude must timely and properly pay the federal, state, and county annual mining claim maintenance or rental fees, and must execute and record or file, as applicable, proof of payment of the federal,

<PAGE>

state, and county annual mining claim maintenance or rental fees and the landlord's intention to hold the unpatented mining claims. If Prelude does not terminate the agreement before June 1 of any subsequent lease year, Prelude will be obligated either to pay the federal, state, and local annual mining claim maintenance or rental fees for the property due that year or to reimburse the landlord.

Prelude also has the right to buy out the landlord's interest in exchange for a payment of $5,000,000 from which royalty payments made up to the time of the buyout may be deducted. If a buyout occurs, Prelude must also pay the landlord a perpetual 0.5% royalty on all minerals recovered from the property.

The lease may be terminated at any time by Prelude provided that we give written notice 30 days prior to relinquishing the leased property. In the event Prelude desires to terminate the agreement after June 1 of any year, we are responsible for all federal, state, and county maintenance and filing fees for the next assessment year regarding the leased property. In addition, we must deliver to the landlord in reproducible form all data generated or obtained for the leased property, whether factual or interpretive. Finally, we must quitclaim to the landlord all claims located or acquired by us.

Our business activities to date have been restricted to obtaining a report from our mining engineer, Edward P. Jucevic and preparing this offering. Mr. Jucevic's report details the geological and mining history of the claims leased by Prelude, including the land status, climate, geology and mineralization. In preparing his report, Mr. Jucevic did not perform any actual field work on the claims. Mr. Jucevic believes that based upon previous mining activity in the area, sufficient evidence exists to warrant further exploration on the leased property which could then lead to actual mining operations.

The property leased by Prelude is located in Elko County, Nevada and comprises 24 unpatented claims. Mr. Jucevic has concluded that the claims demonstrate a potential for surface-mineable oxidized-zinc deposits and surface-mineable heap leachable silver deposits. Heap leaching is a process for the extraction of valuable minerals utilizing chemical solutions that percolate through crushed ore. A two phase exploration and drilling program has been proposed. Phase 1, including a recommendation to stake four neighboring targets, with estimated costs of $50,000. No exploration work will be performed until the additional claim staking has taken place. We have not yet determined whether Mr. Jucevic will be commissioned to perform additional research on the claims for us. That would be followed by Phase 2 with estimated costs of $100,000. The purpose of this offering is to finance the implementation of Phase I.

Location and Access

The leased property is located in Elko County, Nevada, approximately 50 airline miles southeast of the town of Elko, Nevada. Access from Elko, Nevada is obtained by driving 20 miles on I-80 to Halleck, Nevada and then turning southeast on paved Highway 229 for forty-two miles through Secret Pass across the Ruby Mountains and then proceeding about 24 miles south on dirt roads to the property. The claims are in what is known as the Mud Springs mining district.

Claim Status

The claims have been leased by Prelude form Steve Sutherland who currently holds the property via 24 unpatented mining claims located during the month of September 2000. The owner of the property is the United States government. The land is administered by the Bureau of Land Management (BLM). Mr. Sutherland has documentation that all requisite county and United States Bureau of Land Management (BLM) papers have been filed and all fees paid. Two claims not belonging to Mr. Sutherland lie within the claim boundary and are held by a local prospector. Mr. Jucevic believes these two claims are most likely available for lease under reasonable terms. We do intend to lease these claims if possible. The local prospector who owns these two claims is Jerry Baughman. He has no relationship to Prelude. At this time, he has not been approached by us about leasing his two unpatented claims. We believe that reasonable terms for the lease of these two claims would include a standard mining lease including an anticipated $5,000 payment upon execution, with an option to purchase priced at approximately $50,000 payable over a period of five years. The Sutherland claim block comprises about 460 acres.

<PAGE>

Climate And Local Resources

The claims leased by Prelude are located at elevations ranging from 5900 to 7950 feet in gently rolling hills covered with sagebrush and Pinion pines. The climate is temperate with moderate snow cover from December to March. No perennial streams exist on the property. However, groundwater is plentiful. Power lines are located about three miles east of the property. The closest population center is Bishop, located about 48 miles to the northwest.

History Of The Claims

Mr. Jucevic has examined the available literature on the claims. According to these sources, base metals and silver were discovered on the property in 1910. Production from high grade veins started as early as 1915. Partial records indicate lead, silver and zinc were produced through 1956. Recent exploration efforts were started in the 1980's by United States Minerals Exploration (USMX), and Cominco American Inc. USMX made 105 drill holes totaling 11,190 feet between 1980 and 1996 which defined a mineralization of ore containing silver, lead and zinc. Cominco controlled the property for a short time and conducted geophysical surveys which identified potential mineralization through the claims area that extend north of the claims.

Our Proposed Exploration Program

We must conduct exploration to determine what amount of minerals, if any, exist on our properties, and if any minerals which are found can be economically extracted and profitably processed. Our exploration program is designed to economically explore and evaluate our claims.

We do not claim to have any minerals or reserves whatsoever at this time on any of our claims. We intend to implement an exploration program and to proceed in the following two phases:

Phase I will involve expanding our block of claims by locating approximately 50 additional claims and acquiring third party claims within the area. There has been no staking of additional claims at this time. The initial work of Phase I will be centered on opportunities and targets within the boundaries of the leased claims. However, it is anticipated that expansion of the existing claim position will be advisable following completion of the geological investigations in Phase I. For example, U. S. Minerals Exploration, a previous explorer of the claims, calculated potential mineralization along the northeast area of the leased claims. Therefore, it appears probable that additional claim staking in northeast and southwest extensions off this trend would capture neighboring mineralization, as well

<PAGE>

as northeast trending fault zones within the claims. With respect to maintenance costs, the current 24 claims are subject to total annual fees of $2,580.00 Annual maintenance fees for an additional 50 claims would be $5,375.00. No land status work has been conducted on neighboring lands by Mr. Jucevic. We will also take 200 rock samples and 300 soil samples and perform geological mapping and geophysical surveys followed by a written analysis of this exploration. The cost of Phase I will is estimated to be $50,000 and will take approximately two months to complete.

Upon completion of Phase I, we will determine the cost effectiveness of proceeding to Phase II. In making this determination, we will undertake to have our data from Phase I independently verified for accuracy by an independent registered engineer to confirm the existence of mineralization.

Phase II will consist of substantial test drilling of a total of 5,000 feet to determine the extent, depth and dip of ore discovered in Phase I. It is anticipated that Phase II will cost $100,000 and will also take approximately two months to complete. If we decide not to proceed to Phase II, we will likely cancel the lease and search for other mineral exploration sites to lease. As of the date of this prospectus, no such search has been undertaken.

Competitive Factors

The mineral industry is fragmented. We compete with other exploration companies looking for a variety of mineral reserves. We may be one of the smallest exploration companies in existence. Although we will be competing with other exploration companies, there is no competition for the exploration or removal of minerals from our property. Readily available markets exist in North America and around the world for the sale of minerals. Therefore, we intend to develop mining claims to the production point in which major mining production companies would seriously consider pursuing the property as a valuable and significant acquisition.

Regulations

We will secure all necessary permits for exploration and, if development is warranted on the property, will file final plans of operation before we start any mining operations. We anticipate no discharge of water into active stream, creek, river, lake or any other body of water regulated by environmental law or regulation. No endangered species will be disturbed. Restoration of the disturbed land will be completed according to law. All holes, pits and shafts will be sealed upon abandonment of the property. It is difficult to estimate the cost of compliance with the environmental law since the full nature and extent of our proposed activities cannot be determined until we start our operations and know what that will involve from an environmental standpoint.

The initial drilling program outlined in Phase I will be conducted on BLM lands. The BLM will require the submittal of a plan of operation which would be used as the basis for the bonding requirement, water permit and reclamation program. The reclamation program could include both surface reclamation and drill hole plugging and abandonment. The amount of the bonding would be based upon an estimate by the BLM related to the cost of reclamation if done by an independent contractor. Bonding costs vary on case by case basis. The scope of the proposed program determines amount of reclamation bond required by the BLM. Among the factors considered are the degree of proposed land disturbance, whether there have been previous disturbances and the nature of previous reclamation efforts. Since there is a substantial infrastructure of existing roads across the property the amount of initial bonding would likely be reduced. In addition, the terrain is relatively subdued which should further reduce the necessity for road building. The estimate for Phase II reclamation and bonding would depend upon the results of Phase I.

6

<PAGE>

We would be subjected to the BLM rules and regulations governing federal lands including a draft environmental impact statement or EIS, public hearings and a final EIS. The final EIS would address county and state needs and requirements and would cover issues and permit requirements concerning: air quality, heritage resources, geology, energy, noise, soils, surface and ground water, wetlands, use of hazardous chemicals, vegetation, wildlife, recreation, land use, socioeconomic impact, scenic resources, health and welfare, transportation and reclamation. Bonding requirements are developed from the final EIS.

We are in compliance with the all laws and will continue to comply with the laws in the future. We believe that compliance with the laws will not adversely affect our business operations. Prelude anticipates that it will be required to post bonds in the event the expanded work programs involve extensive surface disturbance.

Employees

Initially, we intend to use the services of subcontractors for manual labor exploration work on our properties. Prelude will consider hiring technical consultants as funds from this offering and additional offerings or revenues from operations in the future permit. At present, our only employee is William Iverson.

Mr. Iverson has been the President, Secretary-Treasurer and Director since our company's inception on May 24, 2000. Since November 1999, Mr. Iverson has also been employed by First Quantum Minerals Corporation of Vancouver, British Columbia where he performs corporate relations services, including the preparation of corporate profiles, brochures and advertisements. From November 1999 to February 2000 Mr. Iverson was also employed by Nevada Pacific Gold, Ltd. From January 1996 to August 1997, Mr. Iverson was employed by Treminco Resources, Ltd., an exploration stage company, located in Vancouver, British Columbia, where he performed corporate development services. In this capacity he acted as a liaison between Tremninco and the financial community. From October 1997 to November 1998, Mr. Iverson was employed by Cee Bee Natural Gas, Ltd. From January of 1988 until December of 1995 Mr. Iverson was also employed as a stockbroker with Georgia Pacific Securities Corporation in Vancouver, British Columbia. Mr. Iverson will continue to serve in his present positions with Prelude until the next annual meeting of shareholders and devote approximately 15 hours per week of his time to the Prelude. Mr. Iverson has no formal training or experience with mineral exploration. Mr. Iverson completed two years of college in 1974 from the University of Alberta but he did not obtain a degree. In addition, he was formerly licensed as a stockbroker in Canada between 1995 and 1998. That license, however, was allowed to lapse by Mr. Iverson in 1998 because he was pursuing a career in corporate relations. Mr. Iversen's responsibilities with Prelude consist mainly of communicating with the appropriate governmental agencies to ensure the company claims are kept in good standing and coordinating the filing of this offering. In addition, Phase I of the company's business plan will be performed by subcontractors, the activities of which will be managed by Mr. Iverson. It is anticipated that additional officers will be hired if Phase I of our business plan is successful to manage the company's day to day mineral exploration activities.

<PAGE>

Executive Compensation

Our sole director does not currently receive and has never received any compensation for serving as a director to date. In addition, at present, there are no ongoing plans or arrangements for compensation of any of our officers. However, we expect to adopt a plan of reasonable compensation to our officers and employees when and if we become operational and profitable.

Employees and Employment Agreements

At present, we have no employees, other than Mr. Iverson, our president and sole director who has received no compensation for his services. Mr. Iverson does not have an employment agreement with us. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to any employees.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

We are a start-up, exploration stage company and have not yet started our business operations or generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that our auditors believe there is doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash from sources other than the sale of minerals found on our property. Our only other source for cash at this time is investments by others in our company. We must raise cash to implement our project and stay in business.

To meet our need for cash we are attempting to raise money from this offering. There is no assurance that we will be able to raise enough money through to stay in business. Whatever money we do raise will be applied first to exploration and then to development, if development is warranted. If we do not raise all of the money we need from this offering, we will have to find alternative sources, like a second public offering, a private placement of securities, or loans from our officers or others. At the present time, we have not made any arrangements to raise additional cash, other than through this offering. If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash, or cease operations entirely.

We will be conducting research in connection with the exploration of our property. We are not going to buy or sell any plant or significant equipment. We do not expect a change in our number of employees.

Limited Operating History; Need for Additional Capital

There is no historical financial information about our company upon which to base an evaluation of our performance. We are an exploration stage company and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our properties, and possible cost overruns due to price and cost increases in services. To become profitable and competitive, we conduct research and exploration of our properties. We are seeking equity financing to provide for the capital required to implement our research and exploration phases.

<PAGE>

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Results of Operations

From Inception on May 24, 2000

We just recently acquired our first interest in lode mining claims. At this time we have not yet commenced the research and/or exploration stage of our mining operations on that property. We have paid $5,000 for a mining lease. As of March 31, 2002 we have experienced operating losses of $50,409.

Plan of Operations

Since inception, we have used our common stock to raise money for our property acquisition, for corporate expenses and to repay outstanding indebtedness. Net cash provided by financing activities from inception on May 24, 2000 to March 31, 2001 was $5,500 as a result of proceeds received from our president and sole director. On April 11, 2001 we received additional cash financing of $19,500 as a result of proceeds received from our president and sole director. Our business activities to date have been restricted to obtaining a mining engineer's report and preparing this offering.

Prelude's plan of operations for the next twelve months is to undertake Phase I of our exploration program. We can commence Phase I assuming at least 50% of the offering is sold. However, the total cost of Phase I is estimated to be $50,000.00 and therefore can not be completed unless nearly all of the offering is sold. We have no plan to engage in any alternative business if Prelude ceases or suspends operations as a result of not having enough money to complete any phase of the exploration program.

Phase I will involve staking of 50 additional claims at a cost of $15,000. Obtaining leases for third party claims in the area is estimated to cost $5,000. We will then initiate rock sampling at a cost of $4,000 and soil sampling at a cost of $6,000 in areas of potential interest that indicate the presence of ore. Thereafter, geological mapping will be conducted that will cost approximately $10,000 along with geophysical surveying that will cost approximately $2,000. The total cost of Phase I will is estimated to be $50,000 and will take approximately two months to complete.

Upon completion of Phase I, we will determine the cost effectiveness of proceeding to Phase II. We will undertake to have our data from Phase I independently verified for accuracy by an independent registered engineer to confirm the existence of mineral deposits.

Our public offering will only be adequate to finance Phase I. Assuming we decide to proceed with Phase II, we will be required to obtain additional financing. Phase II will consist of extensive drilling totaling approximately 5,000 feet which is estimated to cost $100,000 to determine the extent, depth and dip of mineralization discovered in Phase I. Phase II will take approximately two
months to complete.

9

<PAGE>

Liquidity and Capital Resources

As of the date of this report, we have yet to generate any revenues from our business operations. Since our inception, Mr. Iverson has paid $25,000 in cash in exchange for 1,000,000 shares of common stock. We have also issued 1,500,000 shares of stock pursuant to our Form SB-2 registration statement. This money has been utilized for organizational and start-up costs and as operating capital. As of March 31, 2002 we had sustained operating losses of $50,409.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

There are no material legal proceedings to which we (or any of our officers and directors in their capacities as such) is a party or to which our property is subject and no such material proceedings is known by our management to be contemplated.

ITEM 2. CHANGES IN SECURITIES - NONE

ITEM 3. DEFAULTS UPON SENIOR SECURITIES - NONE

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS -

NONE

ITEM 5. OTHER INFORMATION - NONE

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K -

(a) Exhibits - NONE

(b) Reports on Form 8-K - NONE

10

<PAGE>

SIGNATURE

In accordance with the requirements of the Securities and Exchange Act of 1934, as amended, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRELUDE VENTURES, INC.

Dated: July 30, 2002

/s/ William Iverson
William Iverson
President

11

<PAGE>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
BALANCE SHEETS
December 31, 2001 and March 31, 2001
(Stated in US Dollars)
(Unaudited)

<TABLE>
<CAPTION>

ASSETS	December 31, 2001	March 31, 2001
<S>	<C>	<C>
Current		
Cash	$ 2,383	$ 396
Share subscription receivable	-	19,500
	$ 2,383	$ 19,896
LIABILITIES		
Current		
Accounts payable	$ 13,828	$ 2,197
Loan payable - Note 3	9,500	-
	23,328	2,197
STOCKHOLDERS' EQUITY (DEFICIENCY)		
Preferred stock, $0.001 par value		
5,000,000 shares authorized, none outstanding		
Common stock, $0.001 par value		
45,000,000 shares authorized		
1,000,000 shares outstanding	25,000	25,000
Deficit accumulated during the exploration stage	(45,945)	(7,301)
	(20,945)	17,699
	$ 2,383	$ 19,896

</TABLE>

SEE ACOMPANYING NOTES

<PAGE>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
for the three and nine months ended December 31, 2001,
the three months ended December 31, 2000, May 24, 2000 (Date of Incorporation)
to December 31, 2000
and for the period May 24, 2000 (Date of Incorporation) to December 31, 2001

(Stated in US Dollars)
(Unaudited)

<TABLE>
<CAPTION>

<S>	Three months ended December 31, 2001 <C>	2000 <C>	Nine months ended December 31, 2001 <C>	May 24, 2000 (Date of Incorporation) to December 31, 2000 <C>	2001 <C>
Expenses					
Accounting and audit fees	$ 1,017	$ -	$ 2,824	$ -	$ 4,324
Bank charges	21	24	191	86	295
Filing	2,533	-	2,533	-	2,533
Legal fees	19	697	22,381	697	23,078
Management fees	-	3,500	1,500	3,500	6,500
Office and miscellaneous	200	-	200	-	200
Resource property development	-	-	7,580	-	7,580
Transfer agent fees	-	-	1,435	-	1,435
Net loss for the period	$ (3,790)	$ (4,221)	$ (38,644)	$ (4,283)	$ (45,945)
Loss per share	$ (0.00)	$ (0.00)	$ (0.04)	$ (0.00)	
Weighted average number of shares outstanding	1,000,000	1,000,000	1,000,000	1,000,000	

</TABLE>

SEE ACOMPANYING NOTES

<PAGE>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
for the three and nine months ended December 31, 2001,
and the three months ended December 31, 2000 and May 24, 2000 (Date of Incorporation) to December 31, 2000
and for the period May 24, 2000 (Date of Incorporation) to December 31, 2001
(Stated in US Dollars)
(Unaudited)

<TABLE>
<CAPTION>

<S>	Three months ended December 31, 2001 <C>	2000 <C>	Nine months ended December 31, 2001 <C>	May 24, 2000 (Date of Incorporation) to December 31, 2000 <C>	2001 <C>
Cash Flows from Operating Activities					
Net loss for the period	$ (3,790)	$ (4,221)	$ (38,644)	$ (4,283)	$ (45,945)
Changes in non-cash working capital balances related to operations					
Share subscription receivable	-	-	19,500	-	-
Accounts payable	19	-	11,631	-	13,828
Loan payable	-	-	9,500	-	9,500
	(3,771)	(4,221)	1,987	(4,283)	(22,617)
Cash Flows from Financing Activity					
Capital stock subscribed	-	5,500	-	5,500	25,000
Increase (decrease) in cash during the period	(3,771)	1,279	1,987	1,217	2,383
Cash (deficiency), beginning of the period	6,154	(62)	396	-	-
Cash, end of the period	$ 2,383	$ 1,217	$ 2,383	$ 1,217	$ 2,383

</TABLE>

SEE ACOMPANYING NOTES

<PAGE>

PRELUDE VENTURES, INC.

(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
for the period May 24, 2000 (Date of Incorporation) to December 31, 2001
(Stated in US Dollars)
(Unaudited)

<TABLE>
<CAPTION>

<S>	Common Shares Number <C>	Par Value <C>	Additional Paid-in Capital <C>	Deficit Accumulated During the Exploration Stage <C>	Total <C>
Capital stock subscribed pursuant to an offering memorandum, for cash - at $0.025	1,000,000	$ 1,000	$ 24,000	$ -	$ 25,000
Net loss for the period	-	-	-	(7,301)	(7,301)
Balance, as at March 31, 2001	1,000,000	$ 1,000	$ 24,000	$ (7,301)	$ 17,699
Net loss for the period	-	-	-	(38,644)	(38,644)
Balance, as at December 31, 2001	1,000,000	$ 1,000	$ 24,000	$ (45,945)	$ (20,945)

</TABLE>

SEE ACOMPANYING NOTES

<PAGE>

1

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2001
(Stated in US Dollars)
(Unaudited)

Note 1 Interim Reporting

While the information presented in the accompanying interim nine months financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's March 31, 2001 annual financial statements. All adjustments are of a normal recurring nature. It is suggested that these financial statements be read in conjunction with the Company's March 31, 2001 annual financial statements.

Note 2 Commitments

Mining Lease
By a lease letter agreement effective April 11, 2001 the Company was granted the exclusive right to explore, develop and mine the Medicine Project resource property located in Elko County of the State of Nevada for a 3% net smelter return production royalty. This amount will be reduced by any amounts paid under the following minimum advance royalty payments:

- $5,000 upon execution (paid April 11, 2001);
- $7,500 on April 11, 2002;
- $10,000 on April 11, 2003
- $20,000 on April 11, 2004
- $50,000 on April 11, 2005 and every April 11 thereafter

The Company is also required to pay all federal and state mining claim maintenance fees for any year in which this agreement is maintained in good standing after June 1. The Company is required to perform reclamation work on the property as required by federal, state and local law for disturbances resulting from the Company's activities on the property.

The term of the lease is for 20 years, with automatic extensions so long as the conditions of the lease are met.

INITIAL PUBLIC OFFERING

The Company has filed a SB-2 registration statement, which includes an initial public offering of 1,500,000 common shares at $0.05 per share. This offering is subject to regulatory approval.

Note 3 Loan Payable

The loan payable is due to the director of the Company. The amount is unsecured, non-interest bearing and is repayable from the proceeds of a SB-2 funding (Note 2).

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>10QSB
<SEQUENCE>1
<FILENAME>doc1.txt
<TEXT>

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-QSB

Quarterly Report Under
the Securities Exchange Act of 1934

For Quarter Ended: September 30, 2001

Commission File Number:

Prelude Ventures, Inc.

(Exact name of small business issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

98-0232018

(IRS Employer Identification No.)

2585 West 14th Avenue
Vancouver, BC, Canada V6K 2W6

(Address of principal executive offices)

None

(Former name or former address, if changed since last report)

V6K 2W6

(Zip Code)

(604) 817-8095

(Issuer's Telephone Number)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes __X__ No ____.

The number of shares of the registrant's only class of common stock issued and outstanding, as of March 31, 2002 was 1,000,000 common shares.

<PAGE>

PART I

ITEM 1. FINANCIAL STATEMENTS.

The unaudited financial statements for the three-month period ended September 30, 2001 are attached hereto.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or our behalf. We disclaim any obligation to update forward looking statements.

OVERVIEW

History And Organization

Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the state of Nevada on May 24, 2000. We have not commenced business operations and we are considered an exploration stage enterprise. To date, our activities have been limited to organizational matters, obtaining a mining engineer's report and the preparation and filing of the registration statement of which this prospectus is a part. In connection with the organization of our company, the founding shareholder of our company contributed an aggregate of $25,000 cash in exchange for 1,000,000 shares of common stock. We have no significant assets, and we are totally dependent upon the successful completion of this offering and receipt of the proceeds there from, of which there is no assurance, for the ability to commence our proposed business operations.

<PAGE>

Proposed Business

On March 9, 2001, we acquired a 20 year mining lease from Steve Sutherland, the owner of 24 unpatented lode mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. An unpatented claim is one in which more assessment work is necessary before all mineral rights can be claimed. As the owner of the claims, Mr. Sutherland has the right to lease the claims to a third party but he remains responsible for compliance with all applicable federal, state and county laws and regulations. Under the terms of our lease with Mr. Sutherland, we are entitled to all of Mr. Sutherlands mineral rights and we are also made responsible for compliance for all laws and regulations that apply to the claims. We are presently in the pre-exploration stage and there is no assurance that a commercially viable precious mineral deposit exists in our property until appropriate geological exploration is done and a final comprehensive evaluation concludes that there is economic and legal feasibility to conduct mining operations.

The exploration program proposed by Prelude is designed to determine whether mineralization exists to the extent that mining operations would be economically feasible. It is uncertain at this time the precise quantity of minerals in the property that would justify actual mining operations.

Prelude has leased the claims from Mr. Sutherland who is our landlord. We also have the right to locate additional claims within one mile of the claims which become part of the lease. Under the terms of the lease, Prelude must pay a three percent production royalty and may extend the initial term of 20 years for one additional period of 20 years provided that all conditions of the lease have previously been met. Prelude has the exclusive possession of the property for mining purposes during the term of the lease.

Under the terms of the lease, Prelude must pay a three percent annual production royalty and must pay an annual minimum royalty as follows, of which the first payment of $5,000 has already been made:

Anniversary Date	Amount

March 9, 2001	$ 5,000.00
March 9, 2002	$ 7,500.00
March 9, 2003	$10,000.00
March 9, 2004	$20,000.00
March 9, 2005 & thereafter	$50,000.00

If Prelude fails to meet the above lease payments, the lease may be terminated if the landlord gives written notice of such default. After receipt of default, Prelude has 15 days to cure the default. In addition, the lease may be terminated if Prelude fails to make federal, state, and county maintenance payments or filing fees at least 15 days prior to due date. In that event, the landlord must notify Prelude of a possible default. After 10 days, if the default is not cured the landlord may initiate payment on the claims. Prelude will be able to cure this default by reimbursing all federal, state and county payments made by the landlord plus a 20% penalty within 30 days.

2

<PAGE>

Under applicable federal, state, and county laws and regulations, annual mining claim maintenance or rental fees are required to be paid by Prelude for the unpatented mining claims which constitute all or part of the leased property, beginning with the annual assessment work period of September 1, 2001 to September 1, 2002. Prelude must timely and properly pay the federal, state, and county annual mining claim maintenance or rental fees, and must execute and record or file, as applicable, proof of payment of the federal, state, and county annual mining claim maintenance or rental fees and the landlord's intention to hold the unpatented mining claims. If Prelude does not terminate the agreement before June 1 of any subsequent lease year, Prelude will be obligated either to pay the federal, state, and local annual mining claim maintenance or rental fees for the property due that year or to reimburse the landlord.

Prelude also has the right to buy out the landlord's interest in exchange for a payment of $5,000,000 from which royalty payments made up to the time of the buyout may be deducted. If a buyout occurs, Prelude must also pay the landlord a perpetual 0.5% royalty on all minerals recovered from the property.

The lease may be terminated at any time by Prelude provided that we give written notice 30 days prior to relinquishing the leased property. In the event Prelude desires to terminate the agreement after June 1 of any year, we are responsible for all federal, state, and county maintenance and filing fees for the next assessment year regarding the leased property. In addition, we must deliver to the landlord in reproducible form all data generated or obtained for the leased property, whether factual or interpretive. Finally, we must quitclaim to the landlord all claims located or acquired by us.

Our business activities to date have been restricted to obtaining a report from our mining engineer, Edward P. Jucevic and preparing this offering. Mr. Jucevic's report details the geological and mining history of the claims leased by Prelude, including the land status, climate, geology and mineralization. In preparing his report, Mr. Jucevic did not perform any actual field work on the claims. Mr. Jucevic believes that based upon previous mining activity in the area, sufficient evidence exists to warrant further exploration on the leased property which could then lead to actual mining operations.

The property leased by Prelude is located in Elko County, Nevada and comprises 24 unpatented claims. Mr. Jucevic has concluded that the claims demonstrate a potential for surface-mineable oxidized-zinc deposits and surface-mineable heap leachable silver deposits. Heap leaching is a process for the extraction of valuable minerals utilizing chemical solutions that percolate through crushed ore. A two phase exploration and drilling program has been proposed. Phase 1, including a recommendation to stake four neighboring targets, with estimated costs of $50,000. No exploration work will be performed until the additional claim staking has taken place. We have not yet determined whether Mr. Jucevic will be commissioned to perform additional research on the claims for us. That would be followed by Phase 2 with estimated costs of $100,000. The purpose of this offering is to finance the implementation of Phase I.

Location and Access

The leased property is located in Elko County, Nevada, approximately 50 airline miles southeast of the town of Elko, Nevada. Access from Elko, Nevada is obtained by driving 20 miles on I-80 to Halleck, Nevada and then turning southeast on paved Highway 229 for forty-two miles through Secret Pass across the Ruby Mountains and then proceeding about 24 miles south on dirt roads to the property. The claims are in what is known as the Mud Springs mining district.

<PAGE>
Claim Status

The claims have been leased by Prelude form Steve Sutherland who currently holds the property via 24 unpatented mining claims located during the month of September 2000. The owner of the property is the United States government. The land is administered by the Bureau of Land Management (BLM). Mr. Sutherland has documentation that all requisite county and United States Bureau of Land Management (BLM) papers have been filed and all fees paid. Two claims not belonging to Mr. Sutherland lie within the claim boundary and are held by a local prospector. Mr. Jucevic believes these two claims are most likely available for lease under reasonable terms. We do intend to lease these claims if possible. The local prospector who owns these two claims is Jerry Baughman. He has no relationship to Prelude. At this time, he has not been approached by us about leasing his two unpatented claims. We believe that reasonable terms for the lease of these two claims would include a standard mining lease including an anticipated $5,000 payment upon execution, with an option to purchase priced at approximately $50,000 payable over a period of five years. The Sutherland claim block comprises about 460 acres.

Climate And Local Resources

The claims leased by Prelude are located at elevations ranging from 5900 to 7950 feet in gently rolling hills covered with sagebrush and Pinion pines. The climate is temperate with moderate snow cover from December to March. No perennial streams exist on the property. However, groundwater is plentiful. Power lines are located about three miles east of the property. The closest population center is Bishop, located about 48 miles to the northwest.

History Of The Claims

Mr. Jucevic has examined the available literature on the claims. According to these sources, base metals and silver were discovered on the property in 1910. Production from high grade veins started as early as 1915. Partial records indicate lead, silver and zinc were produced through 1956. Recent exploration efforts were started in the 1980's by United States Minerals Exploration (USMX), and Cominco American Inc. USMX made 105 drill holes totaling 11,190 feet between 1980 and 1996 which defined a mineralization of ore containing silver, lead and zinc. Cominco controlled the property for a short time and conducted geophysical surveys which identified potential mineralization through the claims area that extend north of the claims.

Our Proposed Exploration Program

We must conduct exploration to determine what amount of minerals, if any, exist on our properties, and if any minerals which are found can be economically extracted and profitably processed. Our exploration program is designed to economically explore and evaluate our claims.

We do not claim to have any minerals or reserves whatsoever at this time on any of our claims. We intend to implement an exploration program and to proceed in the following two phases:

Phase I will involve expanding our block of claims by locating approximately 50 additional claims and acquiring third party claims within the area. There has been no staking of additional claims at this time. The initial work of Phase I will be centered on opportunities and targets within the boundaries of the leased claims. However, it is anticipated that expansion of the existing claim position will be advisable following completion of the geological investigations in Phase I. For example, U. S. Minerals Exploration, a previous explorer of the claims, calculated potential mineralization along the northeast area of the leased claims. Therefore, it appears probable that additional claim staking in northeast and southwest extensions off this trend

<PAGE>
would capture neighboring mineralization, as well as northeast trending fault zones within the claims. With respect to maintenance costs, the current 24 claims are subject to total annual fees of $2,580.00 Annual maintenance fees for an additional 50 claims would be $5,375.00. No land status work has been conducted on neighboring lands by Mr. Jucevic. We will also take 200 rock samples and 300 soil samples and perform geological mapping and geophysical surveys followed by a written analysis of this exploration. The cost of Phase I will is estimated to be $50,000 and will take approximately two months to complete.

Upon completion of Phase I, we will determine the cost effectiveness of proceeding to Phase II. In making this determination, we will undertake to have our data from Phase I independently verified for accuracy by an independent registered engineer to confirm the existence of mineralization.

Phase II will consist of substantial test drilling of a total of 5,000 feet to determine the extent, depth and dip of ore discovered in Phase I. It is anticipated that Phase II will cost $100,000 and will also take approximately two months to complete. If we decide not to proceed to Phase II, we will likely cancel the lease and search for other mineral exploration sites to lease. As of the date of this prospectus, no such search has been undertaken.

Competitive Factors

The mineral industry is fragmented. We compete with other exploration companies looking for a variety of mineral reserves. We may be one of the smallest exploration companies in existence. Although we will be competing with other exploration companies, there is no competition for the exploration or removal of minerals from our property. Readily available markets exist in North America and around the world for the sale of minerals. Therefore, we intend to develop mining claims to the production point in which major mining production companies would seriously consider pursuing the property as a valuable and significant acquisition.

Regulations

We will secure all necessary permits for exploration and, if development is warranted on the property, will file final plans of operation before we start any mining operations. We anticipate no discharge of water into active stream, creek, river, lake or any other body of water regulated by environmental law or regulation. No endangered species will be disturbed. Restoration of the disturbed land will be completed according to law. All holes, pits and shafts will be sealed upon abandonment of the property. It is difficult to estimate the cost of compliance with the environmental law since the full nature and extent of our proposed activities cannot be determined until we start our operations and know what that will involve from an environmental standpoint.

The initial drilling program outlined in Phase I will be conducted on BLM lands. The BLM will require the submittal of a plan of operation which would be used as the basis for the bonding requirement, water permit and reclamation program. The reclamation program could include both surface reclamation and drill hole plugging and abandonment. The amount of the bonding would be based upon an estimate by the BLM related to the cost of reclamation if done by an independent contractor. Bonding costs vary on case by case basis. The scope of the proposed program determines amount of reclamation bond required by the BLM. Among the factors considered are the degree of proposed land disturbance, whether there have been previous disturbances and the nature of previous reclamation efforts. Since there is a substantial infrastructure of existing roads across the property the amount of initial bonding would likely be reduced. In addition, the terrain is

<PAGE>
relatively subdued which should further reduce the necessity for road building. The estimate for Phase II reclamation and bonding would depend upon the results of Phase I.

We would be subjected to the BLM rules and regulations governing federal lands including a draft environmental impact statement or EIS, public hearings and a final EIS. The final EIS would address county and state needs and requirements and would cover issues and permit requirements concerning: air quality, heritage resources, geology, energy, noise, soils, surface and ground water, wetlands, use of hazardous chemicals, vegetation, wildlife, recreation, land use, socioeconomic impact, scenic resources, health and welfare, transportation and reclamation. Bonding requirements are developed from the final EIS.

We are in compliance with the all laws and will continue to comply with the laws in the future. We believe that compliance with the laws will not adversely affect our business operations. Prelude anticipates that it will be required to post bonds in the event the expanded work programs involve extensive surface disturbance.

Employees

Initially, we intend to use the services of subcontractors for manual labor exploration work on our properties. Prelude will consider hiring technical consultants as funds from this offering and additional offerings or revenues from operations in the future permit. At present, our only employee is William Iverson.

Mr. Iverson has been the President, Secretary-Treasurer and Director since our company's inception on May 24, 2000. Since November 1999, Mr. Iverson has also been employed by First Quantum Minerals Corporation of Vancouver, British Columbia where he performs corporate relations services, including the preparation of corporate profiles, brochures and advertisements. From November 1999 to February 2000 Mr. Iverson was also employed by Nevada Pacific Gold, Ltd. From January 1996 to August 1997, Mr. Iverson was employed by Treminco Resources, Ltd., an exploration stage company, located in Vancouver, British Columbia, where he performed corporate development services. In this capacity he acted as a liaison between Tremninco and the financial community. From October 1997 to November 1998, Mr. Iverson was employed by Cee Bee Natural Gas, Ltd. From January of 1988 until December of 1995 Mr. Iverson was also employed as a stockbroker with Georgia Pacific Securities Corporation in Vancouver, British Columbia. Mr. Iverson will continue to serve in his present positions with Prelude until the next annual meeting of shareholders and devote approximately 15 hours per week of his time to the Prelude. Mr. Iverson has no formal training or experience with mineral exploration. Mr. Iverson completed two years of college in 1974 from the University of Alberta but he did not obtain a degree. In addition, he was formerly licensed as a stockbroker in Canada between 1995 and 1998. That license, however, was allowed to lapse by Mr. Iverson in 1998 because he was pursuing a career in corporate relations. Mr. Iversen's responsibilities with Prelude consist mainly of communicating with the appropriate governmental agencies to ensure the company claims are kept in good standing and coordinating the filing of this offering. In addition, Phase I of the company's business plan will be performed by subcontractors, the activities of which will be managed by Mr. Iverson. It is anticipated that additional officers will be hired if Phase I of our business plan is successful to manage the company's day to day mineral exploration activities.

<PAGE>

Executive Compensation

Our sole director does not currently receive and has never received any compensation for serving as a director to date. In addition, at present, there are no ongoing plans or arrangements for compensation of any of our officers. However, we expect to adopt a plan of reasonable compensation to our officers and employees when and if we become operational and profitable.

Employees and Employment Agreements

At present, we have no employees, other than Mr. Iverson, our president and sole director who has received no compensation for his services. Mr. Iverson does not have an employment agreement with us. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to any employees.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

We are a start-up, exploration stage company and have not yet started our business operations or generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that our auditors believe there is doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash from sources other than the sale of minerals found on our property. Our only other source for cash at this time is investments by others in our company. We must raise cash to implement our project and stay in business.

To meet our need for cash we are attempting to raise money from this offering. There is no assurance that we will be able to raise enough money through to stay in business. Whatever money we do raise will be applied first to exploration and then to development, if development is warranted. If we do not raise all of the money we need from this offering, we will have to find alternative sources, like a second public offering, a private placement of securities, or loans from our officers or others. At the present time, we have not made any arrangements to raise additional cash, other than through this offering. If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash, or cease operations entirely.

We will be conducting research in connection with the exploration of our property. We are not going to buy or sell any plant or significant equipment. We do not expect a change in our number of employees.

Limited Operating History; Need for Additional Capital

There is no historical financial information about our company upon which to base an evaluation of our performance. We are an exploration stage company and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our properties, and possible cost overruns due to price and cost increases in services. To become profitable and competitive, we conduct research and exploration of our properties. We are seeking equity financing to provide for the capital required to implement our research and exploration phases.

<PAGE>

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Results of Operations

From Inception on May 24, 2000

We just recently acquired our first interest in lode mining claims. At this time we have not yet commenced the research and/or exploration stage of our mining operations on that property. We have paid $5,000 for a mining lease. As of March 31, 2002 we have experienced operating losses of $50,409.

Plan of Operations

Since inception, we have used our common stock to raise money for our property acquisition, for corporate expenses and to repay outstanding indebtedness. Net cash provided by financing activities from inception on May 24, 2000 to March 31, 2001 was $5,500 as a result of proceeds received from our president and sole director. On April 11, 2001 we received additional cash financing of $19,500 as a result of proceeds received from our president and sole director. Our business activities to date have been restricted to obtaining a mining engineer's report and preparing this offering.

Prelude's plan of operations for the next twelve months is to undertake

Phase I of our exploration program. We can commence Phase I assuming at least 50% of the offering is sold. However, the total cost of Phase I is estimated to be $50,000.00 and therefore can not be completed unless nearly all of the offering is sold. We have no plan to engage in any alternative business if Prelude ceases or suspends operations as a result of not having enough money to complete any phase of the exploration program.

Phase I will involve staking of 50 additional claims at a cost of $15,000. Obtaining leases for third party claims in the area is estimated to cost $5,000. We will then initiate rock sampling at a cost of $4,000 and soil sampling at a cost of $6,000 in areas of potential interest that indicate the presence of ore. Thereafter, geological mapping will be conducted that will cost approximately $10,000 along with geophysical surveying that will cost approximately $2,000. The total cost of Phase I will is estimated to be $50,000 and will take approximately two months to complete.

Upon completion of Phase I, we will determine the cost effectiveness of proceeding to Phase II. We will undertake to have our data from Phase I independently verified for accuracy by an independent registered engineer to confirm the existence of mineral deposits.

Our public offering will only be adequate to finance Phase I. Assuming we decide to proceed with Phase II, we will be required to obtain additional financing. Phase II will consist of extensive drilling totaling approximately 5,000 feet which is estimated to cost $100,000 to determine the extent, depth and dip of mineralization discovered in Phase I. Phase II will take approximately two months to complete.

<PAGE>

Liquidity and Capital Resources

As of the date of this report, we have yet to generate any revenues from our business operations. Since our inception, Mr. Iverson has paid $25,000 in cash in exchange for 1,000,000 shares of common stock. We have also issued 1,500,000 shares of stock pursuant to our Form SB-2 registration statement. This money has been utilized for organizational and start-up costs and as operating capital. As of March 31, 2002 we had sustained operating losses of $50,409.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

There are no material legal proceedings to which we (or any of our officers and directors in their capacities as such) is a party or to which our property is subject and no such material proceedings is known by our management to be contemplated.

ITEM 2. CHANGES IN SECURITIES - NONE

ITEM 3. DEFAULTS UPON SENIOR SECURITIES - NONE

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS -

NONE

ITEM 5. OTHER INFORMATION - NONE

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K -

(a) Exhibits - NONE

(b) Reports on Form 8-K - NONE

<PAGE>

SIGNATURE

In accordance with the requirements of the Securities and Exchange Act of 1934, as amended, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRELUDE VENTURES, INC.

Dated: July 30, 2002

/s/ William Iverson
William Iverson
President

<PAGE>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)

<PAGE>

BALANCE SHEETS
September 30, 2001 and March 31, 2001
(Stated in US Dollars)
(UNAUDITED)

<TABLE>
<CAPTION>

<S>	September 30, 2001 <C>	March 31, 2001 <C>
ASSETS		
Current		
Cash	$ 6,154	$ 396
Share subscription receivable	-	19,500
	$ 6,154	$ 19,896
LIABILITIES		
Current		
Accounts payable	$ 13,809	$ 2,197
Loan payable - Note 3	9,500	-
	23,309	2,197
STOCKHOLDERS' EQUITY (DEFICIENCY)		
Preferred stock, $0.001 par value 5,000,000 shares authorized, none outstanding		
Common stock, $0.001 par value 45,000,000 shares authorized 1,000,000 shares outstanding	25,000	25,000
Deficit accumulated during the exploration stage	(42,155)	(7,301)
	(17,155)	17,699
	$ 6,154	$ 19,896

SEE ACCOMPANYING NOTES

</TABLE>
<PAGE>
<TABLE>
<CAPTION>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
for the three month period ended September 30, 2001 and 2000,
the six months ended September 30, 2001, May 24, 2000 (Date of
Incorporation) to September 30, 2000 and for the period
May 24, 2000 (Date of Incorporation) to September 30, 2001
(Stated in US Dollars)
(UNAUDITED)

	Three months ended September 30, 2001	Three months ended September 30, 2000	Six months ended September 30, 2001	May 24, 2000 (Date of Incorporation) to September 30, 2000	May 24, 2000 (Date of Incorporation) to September 30, 2001
<S>	<C>	<C>	<C>	<C>	<C>
Expenses					
Accounting and audit fees	$ 807	$ -	$ 1,807	$ -	$ 3,307
Bank charges	75	$ 62	170	62	274
Legal fees	22,362	-	22,362	-	23,059
Management fees	-	-	1,500	-	6,500
Resource property development	2,580	-	7,580	-	7,580
Transfer agent fees	-	-	1,435	-	1,435
Net loss for the period	$ 25,824	$ 62	$ 34,854	$ 62	$ 42,155
Loss per share	$ 0.03	$ 0.00	$ 0.03	$ 0.00	
Weighted average number of shares outstanding	1,000,000	1,000,000	1,000,000	1,000,000	

</TABLE>

SEE ACCOMPANYING NOTES

<PAGE>
<TABLE>
<CAPTION>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
for the six month period ended September 30, 2001,
May 24, 2000 (Date of Incorporation) to September 30, 2000
and for the period May 24, 2000 (Date of Incorporation) to September 30, 2001
(Stated in US Dollars)
(UNAUDITED)

	Six months ended September 30, 2001	May 24, 2000 (Date of Incorporation) to September 30, 2000	May 24, 2000 (Date of Incorporation) to September 30, 2001
<S>	<C>	<C>	<C>
Cash Flows from Operating Activities			
Net loss for the period	$ (34,854)	$ (62)	$ (42,155)
Changes in non-cash working capital balances related to operations			

Share subscription receivable	19,500	-	-
Accounts payable	11,612	-	13,809
Prepaid expenses	-	-	-
Loan payable	9,500	-	9,500
	5,758	(62)	(18,846)
Cash Flows from Financing Activity			
Capital stock subscribed	-	-	25,000
Increase (decrease) in cash during the period	5,758	(62)	6,154
Cash, beginning of the period	396	-	-
Cash (deficiency), end of the period	$ 6,154	$ (62)	$ 6,154

SEE ACCOMPANYING NOTES

</TABLE>
<PAGE>
<TABLE>
<CAPTION>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
for the period May 24, 2000 (Date of Incorporation) to September 30, 2001
(Stated in US Dollars)
(UNAUDITED)

	Common Shares #	Par Value	Additional Paid-in Capital	Deficit Accumulated During the Exploration Stage	Total
<S>	<C>	<C>	<C>	<C>	<C>
Capital stock subscribed pursuant to an offering memorandum, for cash at $0.025	1,000,000	$ 1,000	$ 24,000	$ -	$ 25,000
Net loss for the period	-	-	-	(7,301)	(7,301)
Balance, as at March 31, 2001	1,000,000	$ 1,000	$ 24,000	$ (7,301)	$ 7,699
Net loss for the period	-	-	-	(34,854)	(34,854)
Balance, as at September 30, 2001	1,000,000	$ 1,000	$ 24,000	$ (42,155)	$(17,155)

SEE ACCOMPANYING NOTES

</TABLE>
<PAGE>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS

September 30, 2001
(Stated in US Dollars)
(UNAUDITED)

Note 1 INTERIM REPORTING

While the information presented in the accompanying interim six months financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. All adjustments are of a normal recurring nature. It is suggested that these financial statements be read in conjunction with the company's March 31, 2001 annual financial statements.

Note 2 COMMITMENTS

Mining Lease

By a lease letter agreement effective April 11, 2001 the company was granted the exclusive right to explore, develop and mine the Medicine Project resource property located in Elko County of the State of Nevada for a 3% net smelter return production royalty. This amount will be reduced by any amounts paid under the following minimum advance royalty payments:

- $5,000 upon execution (paid April 11, 2001);
- $7,500 on April 11, 2002;
- $10,000 on April 11, 2003
- $20,000 on April 11, 2004
- $50,000 on April 11, 2005 and every April 11 thereafter

The company is also required to pay all federal and state mining claim maintenance fees for any year in which this agreement is maintained in good standing after June 1. The company is required to perform reclamation work on the property as required by federal, state and local law for disturbances resulting from the company's activities on the property.

The term of the lease is for 20 years, with automatic extensions so long as the conditions of the lease are met.

Initial Public Offering

The company has filed a SB-2 registration statement, which includes an initial public offering of 1,500,000 common shares at $0.05 per share. This offering is subject to regulatory approval.

Note 3 LOAN PAYABLE

The loan payable is due to the director of the company. The amount is unsecured, non-interest bearing and is repayable from the proceeds of a SB-2 funding (Note 2).

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>8-A12G
<SEQUENCE>1
<FILENAME>doc1.txt
<TEXT>

FORM 8-A

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Prelude Ventures, Inc.
(Name of small business issuer in its charter)

Nevada	1081	98-0232018
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification Number)

2585 West 14th Avenue
Vancouver, BC, Canada V6K 2W6
Phone: (604) 817-8095

(Address and telephone number of principal executive offices and place of business)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(d), please check the following box. [ ]

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

(Title of Class)

Title of each class to be so Registered	Name of each exchange on which each class is to be Registered

Common Stock, par value $0.01 per share   Over-The-Counter Bulletin Board

----

The Commission is respectfully requested to send copies of all notices, orders and communications to:

Kennan E. Kaeder
Attorney at Law
110 West C Street, Suite 1904
San Diego, Ca 92101
Phone: (619)232-6545
Fax: (619) 236-8182
Email: kennan@kklawoffice.com

<PAGE>

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

The Common Stock to be registered hereunder is described under the heading "Description of Navigator Ventures, Inc. Capital Stock" prospectus, dated December 12, 2001(the "Prospectus") as filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 424(b)(3) under the Securities Act of 1933, as amended (the "Securities Act"). The Prospectus forms a part of registration statement No. 333-56200 (the "Registration Statement"). The Registration Statement was filed with the Commission pursuant to the Securities Act on July 3, 2001, and was declared effective by the Commission on December 13, 2001. The aforementioned description in the Prospectus is hereby incorporated by reference into this Item 1.

Item 2. EXHIBITS.

1. Specimen of the Common Stock (filed as Exhibit 4.1 to the registrant's Prospectus filed December 12, 2001 and incorporated herein by reference).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 30, 2002   Prelude Ventures, Inc.

/s/ William Iverson

Name: William Iverson
Title: President and Chief Financial Officer (Principal Financial Officer)

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>424B3
<SEQUENCE>1
<FILENAME>a2065772z424b3.txt
<DESCRIPTION>424B3
<TEXT>
<Page>

PRELUDE VENTURES, INC.

1,500,000 Shares

Common Stock

Offering Price $0.05 per share

This is our initial public offering so there is currently no public market for our shares. See "Risk Factors" commencing on page 1 for a full discussion of the risks involved in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our shares or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

<Table>
<Caption>

<S>	Price to Public Payable In Cash On Subscription <C>	Commissions & Discounts Prior to Legal and Accounting Fees <C>	Proceeds to Company Prior to Legal and Accounting Fees <C>
Per Share	$0.05	$.00	$.05
Total	$75,000	$.00	$75,000

</Table>

We will offer the shares ourselves and do not plan to use underwriters or pay any commissions. We will be selling our shares in a direct participation offering and no one has agreed to buy any of our shares. There is no-minimum amount of shares we must sell so no money raised from the sale of our stock will go into escrow, trust or another similar arrangement. The offering will remain open for 90 days, and may be extended an additional 60 days, unless we decide to cease selling efforts prior to this date. The minimum purchase is 50,000 shares at $.05 per share or $2,500.

The information in this prospectus is not complete and may be changed. We may not sell our shares until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell our shares and it is not soliciting an offer to buy our shares in any state where the offer or sale is not permitted.

The date of this prospectus is December 13, 2001

<Page>

TABLE OF CONTENTS

<Table>
<Caption>

</Table>

Until March 13, 2002, all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

<Page>

PROSPECTUS SUMMARY

PRELUDE VENTURES, INC. was incorporated under the laws of the State of Nevada on May 24, 2000. We have not commenced active business operations.

We are an exploration stage company. We have acquired a mining lease on a total of 24 unpatented lode mineral claims located in Elko County, Nevada. A patented lode mineral claim is the highest form of holding a mineral claim. It means that no more assessment work is necessary and that all mineral rights, both surface and underground, are included in the claim. An unpatented claim means that more assessment work is necessary before all mineral rights can be claimed. We intend to explore for metals, including silver and zinc and other valuable minerals, on our property. There can be no assurance that valuable minerals exist on our property until proper geological work and analysis is performed.

Our administrative office is located at 2585 West 14th Avenue Vancouver, British Columbia, Canada V6K 2W6, telephone (604) 817-8095. Our Nevada office is located at 50 West Liberty Street, Suite 880, Las Vegas, Nevada, 89501. Our fiscal year end is March 31.

The Offering

<Table>

<S>	<C>
Securities Offered................	1,500,000 shares of common stock.
Offering Price....................	The shares are offered at $0.05 per share for total gross offering proceeds of $75,000.00.
Terms Of The Offering............	There is no minimum offering. Accordingly, as shares are sold, we will use the money raised for our activities. The offering will remain open for 90 days, or an additional 60 days at the sole discretion of our management, unless the total proceeds are earlier received or we determine, in our sole discretion to cease selling efforts.
Net Proceeds Our Company..........	$75,000.00
Use Of Proceeds...................	We will use the proceeds to pay for offering expenses, research and exploration.

</Table>

RISK FACTORS

There is no assurance that our business will be profitable. We must conduct exploration to determine what amount of minerals, if any, exist on our property, and if any minerals which are found can be economically extracted and profitably processed. We do not claim to have any minerals or reserves whatsoever at this time on any of our claims.

Our company is only recently organized with no operating history which makes an evaluation of us difficult. Our company was recently organized on May 24, 2000 and is a start-up company. We have no operating history and we do not have any business prior to our organization. As of March 31, we had incurred losses of $7,301 and we expect losses to continue.

<Page>

There is nothing at this time on which to base an assumption that our business plan will prove successful, and there is no assurance that we will be able to operate profitably. You should not invest in this offering unless you can afford to lose your entire investment.

Because of our lack of funds and past losses, our independent accountants' audit report states that there is substantial doubt about our ability to continue as a going concern. Our independent certified public accountants have pointed out that we have incurred losses since our inception and have not yet been successful in establishing profitable operations, raising substantial doubt about our ability to continue as a going concern. Therefore, our ability to continue as a going concern is highly dependent upon obtaining additional financing for our planned operations. If we are unable to raise additional capital then you may lose your entire investment.

We are dependent upon this offering to be able to implement our business plan and our lack of revenues and profits may make obtaining additional capital more difficult. We presently have no significant operating capital and we are totally dependent upon receipt of the proceeds of this offering to provide the capital necessary to commence our proposed business. In addition, the first 25% of the proceeds will be used to pay expenses of the offering. Upon completion of the offering, the amount of capital available to us will still be extremely limited, especially if less than the total amount of the offering is raised since this is not an underwritten offering. We have no commitments for additional cash funding beyond the proceeds expected to be received from this offering. In the event that the proceeds from this offering are not sufficient given the capital-intensive nature of our business, we may need to seek additional financing from commercial lenders or other sources, for which we presently have no commitments or arrangements.

We must limit our exploration because we are small and do not have much capital. There are other larger exploration companies that could and probably would spend more time and money exploring our property.

Investors will be unable to sell their shares if a trading market does not develop. Because there is no public trading market for our common stock, you may not be able to resell your shares. There is no central

<Page>

place, like a stock exchange or electronic trading system, to resell your shares. If you do want to resell your shares, you will have to locate a buyer and negotiate your own sale.

We will not have enough money to generate revenues even if the entire offering is sold. Our planned exploration program is separated into two phases. Assuming this offering is entirely sold, we will not have enough money to complete the second phase and begin generating revenues.

We have no full time employees. Our sole employee, shareholder, officer and director is William Iverson. He will not be employed full time, at least initially, as he is involved with other businesses and has other interests which could give rise to conflicts of interest with respect to carrying out the operations of Prelude.

We have no experience with mineral exploration. Our sole employee, shareholder, officer and director has no experience with mineral exploration and mining. This could detrimentally impact the ability of Prelude to implement its business plan.

USE OF PROCEEDS

The net proceeds to us from the sale of the 1,500,000 shares offered hereby at a public offering price of $0.05 per share will vary depending upon the total number of shares sold. Regardless of the number of shares sold, we expect to incur offering expenses estimated at $18,018.75 for legal, accounting, printing and other costs in connection with the offering.

The table below shows how proceeds from this offering would be used for scenarios where our company sells various amounts of the shares and the priority of the use of net proceeds in the event actual proceeds are not sufficient to accomplish the uses set forth. Pending use, we will invest the net proceeds in investment-grade, short-term, interest bearing securities.

<Table>

Percent of total shares offered	25% ($)	50% ($)	75% ($)	100% ($)
Shares sold	375,000	750,000	1,125,000	1,500,000
Gross proceeds from offering	$18,750.00	$37,500.00	$56,250.00	$75,000.00
Less: Offering Expenses	$18,018.75	$18,018.75	$18,018.75	$18,018.75
Net Offering Proceeds	$731.25	$19,481.25	$38,231.25	$56,981.25
Use of Net Proceeds *				
Expansion of claim block	$0.00	$15,000.00	$15,000.00	$15,000.00
Lease of third party claims	$0.00	$0.00	$5,000.00	$5,000.00
Rock sampling	$0.00	$0.00	$4,000.00	$4,000.00
Soil sampling	$0.00	$0.00	$6,000.00	$6,000.00
Geologic mapping	$0.00	$0.00	$8,000.00	$8,000.00
Geophysical surveys	$0.00	$0.00	$0.00	$10,000.00
Reporting	$0.00	$0.00	$0.00	$2,000.00
Working Capital *	$731.75	$4,481.25	$231.25	$6,981.25
Total Use of Proceeds	$731.75	$19,481.25	$38,231.25	$56,981.25

</Table>

* The use of net proceeds describes the expenses that will be incurred in association with Phase I of our business plan. Phase II of the business plan will not be implemented until the success of Phase I is evaluated to determine whether further exploration work is warranted. For this reason, we will retain as working capital any sums not utilized in Phase I until further financing is obtained for Phase II assuming further exploration work is warranted.

Phase I of our business plan calls for staking additional claims at a cost of $15,000 which is a prerequisite for our exploration activities. We anticipate that it will also cost us approximately $5,000 to lease these additional claims. Accordingly, we will have to sell more than 50% of the offering in order to complete this additional claim staking and leasing before our actual exploration activities can begin. Unless at least 25% of the offering is sold, we may not be able to pay the expenses of the offering. It is possible that no proceeds may be raised from this offering. If we are not able to pay our offering expenses we will incur further losses. It is also possible that some, but not all, of the 1,500,000 shares offered will be sold. If fewer than all of the shares are sold, we will have to delay or modify our plan. There can be no assurance that any delay or modification will not adversely affect our development. If we require additional funds to develop our plan, such funds may not be available on terms acceptable to us.

Possible working capital uses include advertising and other ongoing selling, general and administrative expenses, to be determined by our executive officers based upon their assessment of our company's needs.

Any funds not used for the purposes indicated will be used for general working capital. If less than the entire offering is received, funds will be applied according to the priorities outlined above. For example, if less than $20,000 is received, the entire amount will be applied toward legal and accounting fees for this offering as well as quarterly and annual reports required under the Securities Exchange Act of 1934.

DETERMINATION OF OFFERING PRICE

There is no established public market for the shares of common stock being registered. As a result, the offering price and other terms and conditions relative to the shares of common stock offered hereby have been arbitrarily determined by us and do not necessarily bear any relationship to assets, earnings, book value or any other objective criteria of value. In addition, no investment banker, appraiser or other independent, third party has been

<Page>

consulted concerning the offering price for the shares or the fairness of the price used for the shares.

DILUTION

You will suffer substantial dilution in the purchase price of your stock compared to the net tangible book value per share immediately after the purchase.

Dilution is the difference between the public offering price of $0.05 per share for the common stock offered herein, and the net tangible book value per share of the common stock immediately after its purchase. Our net tangible book value per share is calculated by subtracting our total liabilities from our total assets less any intangible assets, and then dividing by the number of shares then outstanding.

Our net book value prior to the offering, based on the September 30, 2001 financial statements, was $(17,155) or approximately $(0.017) per common share. Prior to selling any shares in this offering, we had 1,000,000 shares of common stock outstanding, which were purchased by the founding shareholder for $25,000. We are now offering up to 1,500,000 shares at $0.05 per share. If all shares offered herein are sold, we will have 2,500,000 shares outstanding upon completion of the offering. Our post offering pro forma net book value, which gives effect to receipt of the net proceeds from the offering on all shares sold but does not take into consideration any other changes in our net tangible book value, will be $39,826 or approximately $0.016 per share. This would result in dilution to investors in this offering of $0.034 per share, or approximately 68% from the public offering price of $0.05 per share. Net tangible book value per share would increase $0.051 per share for our current shareholder.

Dilution Table

The following table sets forth the estimated net tangible book value ("NTBV") per share after the offering and the dilution to persons purchasing shares based upon various levels of sales achieved:

<Table>
<Caption>

	375,000 shares sold	750,000 shares sold	1,125,000 shares sold	1,500,000 shares sold
<S>	<C>	<C>	<C>	<C>
Public offering price/share	$0.05	$0.05	$0.05	$0.50

NTBV/share prior to offering	$(0.017)	$(0.017)	$(0.017)	$(0.017)
Net proceeds to Prelude*	$731.25	$18,191.25	$38,231.25	$56,981.25
Total shares outstanding	1,375,000	1,750,000	2,125,000	2,500,000
Increase attributable to new shareholders	$0.005	$0.016	$0.027	$0.033
Post offering pro forma NTBV/share	$(0.012)	$(0.001)	$0.010	$0.016

</Table>

Comparative Data

The following table sets forth with respect to existing shareholders and new investors, a comparison of the number of shares of common stock acquired from our company, the percentage ownership of such shares, the total consideration paid, the percentage of total consideration paid and the average price per share.

<Table>
<Caption>

	Shares Purchased		Total Consideration		
	Number	Percent	Amount	Percent	Average Price Per Share
<S>	<C>	<C>	<C>	<C>	
Existing shareholder William Iverson	1,000,000	40%	$25,000	25%	$0.025
New investors*	1,500,000	60%	$75,000	75%	$0.050
Total	2,500,000	100%	$100,000	100%	$0.040

</Table>

----
* It is possible we may not sell any of the shares, in which case the proceeds to Prelude will be $0.

PLAN OF DISTRIBUTION

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General

The following discussion addresses the material terms of the plan of distribution.

We are offering up to 1,500,000 shares of our common stock at a price of $0.05 per share to be sold by Mr. Iverson, our principal executive officer and director. This will be the only method of distribution. Prelude does not intend to make any distribution through an underwriter or on the Internet. The shares will be sold through our principal executive officer and director, so no compensation will be paid with respect to those sales, except for reimbursement of expenses actually incurred on behalf of our company in connection with such activities. Since this offering is conducted as a direct participation offering, there can be no assurance that any of the shares will be sold. A subscription agreement, the form of which is attached to this prospectus, will be required to be submitted by all purchasers of the shares. The offering will not be sold to officers, directors or affiliates of Prelude. The minimum purchase is 50,000 shares at $.05 per share or $2,500.

There is currently no market for any of our shares and no assurances are given that a public market for such securities will develop after the closing of this offering or be sustained if developed. While we plan following the closing of this offering to take affirmative steps to request or encourage one or more broker/dealers to act as a market maker for our securities, no such efforts have yet been undertaken and no assurances are given that any such efforts will prove successful. As such, investors may not be able to readily dispose of any shares purchased hereby.

Our president, Mr. Iverson, who is an associated person of us as that term is defined in Rule 3a4-1 under the Exchange Act, shall conduct the offering. Mr. Iverson is deemed not to be a broker for the following reasons:

- He is not subject to a statutory disqualification as that term is defined in Section 3(a)(39) of the Exchange Act at the time of his participation in the sale of our securities.

- He will not be compensated for his participation in the sale of our securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.

- He is not an associated person of a broker or dealers at the time of his participation in the sale of our securities.

- He will restrict his participation to the following activities:

A. Preparing any written communication or delivering any communication through the mails or other means that does not involve oral solicitation by him of a potential purchaser;

B. Responding to inquiries of potential purchasers in a communication initiated by the potential purchasers, provided however, that the content of responses are limited to information contained in a registration statement filed under the Securities Act or other offering document;

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C. Performing ministerial and clerical work involved in effecting any transaction.

As of the date of this prospectus, no broker has been retained by us for the sale of securities being offered. In the event a broker who may be deemed an underwriter is retained by us, an amendment to our registration statement will be filed.

The offering will remain open for a period of 90 days or an additional 60 days at our sole discretion, unless the entire gross proceeds are earlier received or we decide, in our sole discretion, to cease selling efforts. Our officers, directors and stockholders and their affiliates may purchase shares in this offering.

No Escrow Of Proceeds

There is no escrow of any of the proceeds of this offering. Accordingly, we will have use of such funds once we accept a subscription and funds have cleared. Such funds shall be non-refundable to subscribers except as may be required by applicable law.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under the "Prospectus Summary," "Risk Factors," "Management Discussion and Analysis or Plan of Operation," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievement expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "intend", "expects," "plan," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

None of these forward-looking statements refer to exploration, development, production or other anticipated mining activity.

LEGAL PROCEEDINGS

We are not a party to or aware of any threatened litigation of a material nature.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

<Page>

Executive Officers And Directors

The following table sets forth the directors and executive officers of our company, their ages, term served and all officers and positions with our company. A director is elected for a period of one year and thereafter serves until his or her successor is duly elected by the stockholders and qualifies. Officers and other employees serve at the will of the Board of Directors.

There are no arrangements or understandings regarding the length of time a director of our company is to serve in such a capacity. Our director holds no directorships in any other company subject to the reporting requirements of the Securities Exchange Act of 1934.

<Table>
<Caption>

Name of Director	Age	Term Served	Positions with Company
<S>	<C>	<C>	<C>
William Iverson	40	Since inception	President, Secretary-

Treasurer & Director

</Table>

Mr. Iverson will serve as management of our company. A brief description of his background and business experience is as follows:

Mr. Iverson has been the President, Secretary-Treasurer and Director since our company's inception on May 24, 2000. Since November 1999, Mr. Iverson has also been employed by First Quantum Minerals Corporation of Vancouver, British Columbia where he performs corporate relations services, including the preparation of corporate profiles, brochures and advertisements. From November 1999 to February 2000 Mr. Iverson was also employed by Nevada Pacific Gold, Ltd. From January 1996 to August 1997, Mr. Iverson was employed by Treminco Resources, Ltd., an exploration stage company, located in Vancouver, British Columbia, where he performed corporate development services. In this capacity he acted as a liaison between Tremninco and the financial community. From October 1997 to November 1998, Mr. Iverson was employed by Cee Bee Natural Gas, Ltd. From January of 1988 until December of 1995 Mr. Iverson was also employed as a stockbroker with Georgia Pacific Securities Corporation in Vancouver, British Columbia. Mr. Iverson will continue to serve in his present positions with Prelude until the next annual meeting of shareholders and devote approximately 15 hours per week of his time to the Prelude. Mr. Iverson has no formal training or experience with mineral exploration. Mr. Iverson completed two years of college in 1974 from the University of Alberta but he did not obtain a degree. In addition, he was formerly licensed as a stockbroker in Canada between 1995 and 1998. That license, however, was allowed to lapse by Mr. Iverson in 1998 because he was pursuing a career in corporate relations. Mr. Iversen's responsibilities with Prelude consist mainly of communicating with the appropriate governmental agencies to ensure the company claims are kept in good standing and coordinating the filing of this offering. In addition, Phase I of the company's business plan will be performed by subcontractors, the activities of which will be managed by Mr. Iverson. It is anticipated that additional officers will be hired if Phase I of our business plan is successful to manage the company's day to day mineral exploration activities.

Executive Compensation

Our sole director does not currently receive and has never received any compensation for serving as a director to date. In addition, at present, there are no ongoing plans or arrangements for compensation of any of our officers. However, we expect to adopt a plan of reasonable compensation to our officers and employees when and if we become operational and profitable.

The following table sets forth all compensation awarded to, earned by, or paid for services rendered to us in all capacities during the period ended March 31, 2001, by Mr. Iverson, our sole executive officer.

Summary Compensation Table
Long-Term Compensation Awards

<Table>
<Caption>

Name and Principal Position	Compensation-2001 Salary	($)Bonus	($)Number of shares Underlying Options (#)
<S>	<C>	<C>	<C>
William Iverson President	None	None	None

</Table>

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We do not presently have a stock option plan but intend to develop an incentive based stock option plan for our officers and directors in the future and may reserve up to ten percent of our outstanding shares of common stock for that purpose.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our company's common stock with respect to each named director and executive officer of our company, each person known to our company to be the beneficial owner of more than five percent (5%) of said securities, and all directors and executive officers of our company as a group:

<Table>
<Caption>

Name and Address	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class	% After Offering
<S>	<C>	<C>	<C>	<C>
William Iverson 2585 West 14th Avenue Vancouver, B.C. V6K 2W6	Common	1,000,000 shares	100%	40%
All officers & directors as a group (1 person)	Common	1,000,000 shares	100%	40%

</Table>

Prior to the sale of any shares in this offering, Mr. Iverson was the only shareholders of Prelude.

DESCRIPTION OF SECURITIES

The shares registered pursuant to the registration statement of which this prospectus is a part are shares of common stock, all of the same class and entitled to the same rights and privileges as all other shares of common stock.

Common Stock

Prelude is presently authorized to issue 45,000,000 shares of $.001 par value common stock. The holders of common stock, including the shares offered hereby, are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefore. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities of our company nor are any common shares subject to redemption or convertible into other securities of our company. Upon liquidation, dissolution or winding up of our company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of our company's common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Prelude has reserved from its authorized but unissued shares a

sufficient number of shares of common stock for issuance of the shares offered hereby. The shares of common stock issuable upon subscription of the offering will be, when issued in accordance with the terms of the offering, fully paid and non-assessable.

Preferred Stock

Prelude is also presently authorized to issue 5,000,000 shares of $.001 par value preferred stock. No preferred stock has been issued as of this date and management has no current plans to issue preferred stock to any investor. Under our company's articles of incorporation, as amended, the Board of Directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and issue the preferred stock in such one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control of our company without further shareholder action and may adversely effect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The Board of Directors effects a designation of each series of preferred stock by filing with the Nevada Secretary of State a Certificate of Designation defining the rights and preferences of each such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Nevada Secretary of State, or copies thereof may be obtained from our company.

Options and Warrants

We do not presently have any options or warrants authorized or any securities that may be convertible into common stock. However, our board of directors may later determine to authorize options and warrants for our company.

Dividend Policy

We have not previously paid any cash dividends on our common stock and do not anticipate or contemplate paying dividends on our common stock in the foreseeable future. Our present intention is to utilize all available funds for the development of our business. There is no assurance that we will ever have excess funds available for the payment of dividends. The only legal restrictions that limit the ability to pay dividends on common equity or that are likely to do so in the future, are those restrictions imposed by state laws. Under Nevada corporate law, no dividends or other distributions may be made which would render our company insolvent or reduce assets to less than the sum of its liabilities plus the amount needed to satisfy any outstanding liquidation preferences.

Transfer Agent

We intend to use Nevada Agency And Trust Company, 50 West Liberty Street, Suite 880, Reno, NV 89501 as our transfer agent and registrar for the common stock upon completion of the offering.

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Shares Eligible For Future Sale

Upon completion of this offering, we will have 2,500,000 shares of common stock outstanding, if we sell all of the shares in this offering. Of these shares, the 1,500,000 shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933.

The remaining 1,000,000 of common stock held by the existing stockholder were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Of these shares, 80,000 shares will become eligible for sale on October 11, 2001, 140,000 shares will become eligible for sale on November 7, 2000, and 780,000 shares will become eligible for sale on April 11, 2001, all subject to the limitations of Rule 144. We cannot predict the effect, if any, that offers or sales of these shares would have on the market price. Nevertheless, sales of significant amounts of restricted securities in the public markets could adversely affect the fair market price of the shares, as well as impair our ability to raise capital through the issuance of additional equity shares.

In general, under Rule 144, a person who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (1) one percent of the then outstanding shares of common stock or (2) the average weekly trading volume in the common stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of the sale is filed, provided several requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock which are not restricted securities.

Under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned shares for at least two years may resell their shares without compliance with the foregoing requirements. In meeting the one-and two-year holding periods described above, a holder of shares can include the holding periods of a prior owner who was not an affiliate. The one-and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the shares from the issuer or an affiliate.

There is presently no agreement by any holder, including our "affiliates", of "restricted" shares not to sell their shares.

Penny Stock Regulation

Our shares will probably be subject to the Penny Stock Reform Act of 1990 which may potentially decrease your ability to easily transfer our

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shares. Broker-dealer practices in connection with transactions in "penny stocks" are regulated. Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. As our shares immediately following this offering will likely be subject to such penny stock rules, investors in this offering will in all likelihood find it more difficult to sell their securities.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our articles of incorporation contains provisions permitted under the Nevada Corporations Code relating to the liability of directors. The provisions eliminate a director's liability to stockholders for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, including the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Our certificate of incorporation also contains provisions obligating us to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Nevada. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Following the close of this offering, we will be subject to the State of Nevada's business combination statute. In general, the statute prohibits a publicly held Nevada corporation from engaging in a business combination with a person who is an interested stockholder for a period of three years after the date of the transaction in which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates, owns, or, within three years prior to the proposed business combination, did own 15% or more of our voting stock. The statute could prohibit or delay mergers or other takeovers or change in control attempts and accordingly, may discourage attempts to acquire us.

As permitted by Nevada law under Nevada Revised Statutes 78.037, we intend to eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to exceptions. In addition, our bylaws provide that we are required to indemnify our officers and directors, employees and agents under circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we would be required to advance expenses to our officers and directors as incurred in proceedings against them for which

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they may be indemnified. The bylaws provide that we, among other things, will indemnify officers and directors, employees and agents against liabilities that may arise by reason of their status or service as directors, officers, or employees, other than liabilities arising from willful misconduct, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of ours in which indemnification would be required or permitted. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

We have agreed to the fullest extent permitted by applicable law, to indemnify all our officers and directors. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

CERTAIN TRANSACTIONS

In connection with the organization of Prelude, Mr. Iverson, the founding shareholder, President, Secretary-Treasurer and Director of our company, paid $2,000 cash on October 11, 2000, $3,500 cash on November 7, 2000, $19,500.00 cash on April 11, 2001, to purchase an aggregate of 1,000,000 shares of common stock at $.025 per share.

Prelude presently has no office facilities but for the time being will use as its business address the office of Mr. Iverson on a rent free basis, until such time as the business operations of our company may require more extensive facilities and our company has the financial ability to rent commercial office space. There is presently no formal written agreement for the use of such facilities, and no assurance that such facilities will be available to our company on such a basis for any specific length of time.

We have no formal written employment agreement or other contracts with our officer, and there is no assurance that the services to be provided by them, and facilities to be provided by Mr. Iverson, will be available for any specific length of time in the future. Mr. Iverson anticipates initially devoting up to approximately 15 hours per week of his time to the affairs of our company. If and when the business operations of our company increase and a more extensive time commitment is needed, Mr. Iverson is prepared to devote more time to our company, in the event that becomes necessary. The amounts of compensation and other terms of any full time employment arrangements with our company would be determined if and when such arrangements become necessary.

BUSINESS

History And Organization

Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the state of Nevada on May 24, 2000. We have not commenced business operations and we are considered an exploration stage enterprise. To date, our activities have been limited to organizational matters, obtaining a mining engineer's report and the preparation and filing of the registration

<Page>

statement of which this prospectus is a part. In connection with the organization of our company, the founding shareholder of our company contributed an aggregate of $25,000 cash in exchange for 1,000,000 shares of common stock. We have no significant assets, and we are totally dependent upon the successful completion of this offering and receipt of the proceeds there from, of which there is no assurance, for the ability to commence our proposed business operations.

Proposed Business

On March 9, 2001, we acquired a 20 year mining lease from Steve Sutherland, the owner of 24 unpatented lode mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. An unpatented claim is one in which more assessment work is necessary before all mineral rights can be claimed. As the owner of the claims, Mr. Sutherland has the right to lease the claims to a third party but he remains responsible for compliance with all applicable federal, state and county laws and regulations. Under the terms of our lease with Mr. Sutherland, we are entitled to all of Mr. Sutherlands mineral rights and we are also made responsible for compliance for all laws and regulations that apply to the claims. We are presently in the pre-exploration stage and there is no assurance that a commercially viable precious mineral deposit exists in our property until appropriate geological exploration is done and a final comprehensive evaluation concludes that there is economic and legal feasibility to conduct mining operations.

The exploration program proposed by Prelude is designed to determine whether mineralization exists to the extent that mining operations would be economically feasible. It is uncertain at this time the precise quantity of minerals in the property that would justify actual mining operations.

Prelude has leased the claims from Mr. Sutherland who is our landlord. We also have the right to locate additional claims within one mile of the claims which become part of the lease. Under the terms of the lease, Prelude must pay a three percent production royalty and may extend the initial term of 20 years for one additional period of 20 years provided that all conditions of the lease have previously been met. Prelude has the exclusive possession of the property for mining purposes during the term of the lease.

Under the terms of the lease, Prelude must pay a three percent annual production royalty and must pay an annual minimum royalty as follows, of which the first payment of $5,000 has already been made:

<Table>
<Caption>
<S> <C>

Anniversary Date	Amount
March 9, 2001	$ 5,000.00
March 9, 2002	$ 7,500.00
March 9, 2003	$10,000.00
March 9, 2004	$20,000.00
March 9, 2005 & thereafter	$50,000.00

</Table>

If Prelude fails to meet the above lease payments, the lease may be terminated if the landlord gives written notice of such default. After receipt of default, Prelude has 15 days to cure the default. In addition, the lease may be terminated if Prelude fails to make federal, state, and county maintenance payments or filing fees at least 15 days prior to due date. In that event, the landlord must notify Prelude of a possible default. After 10 days, if the default is not cured the landlord may initiate payment on the claims. Prelude will be able to cure this default by reimbursing all federal, state and county payments made by the landlord plus a 20% penalty within 30 days.

Under applicable federal, state, and county laws and regulations, annual mining claim maintenance or rental fees are required to be paid by Prelude for

<Page>

the unpatented mining claims which constitute all or part of the leased property, beginning with the annual assessment work period of September 1, 2001 to September 1, 2002. Prelude must timely and properly pay the federal, state, and county annual mining claim maintenance or rental fees, and must execute and record or file, as applicable, proof of payment of the federal, state, and county annual mining claim maintenance or rental fees and the landlord's intention to hold the unpatented mining claims. If Prelude does not terminate the agreement before June 1 of any subsequent lease year, Prelude will be obligated either to pay the federal, state, and local annual mining claim maintenance or rental fees for the property due that year or to reimburse the landlord.

Prelude also has the right to buy out the landlord's interest in exchange for a payment of $5,000,000 from which royalty payments made up to the time of the buyout may be deducted. If a buyout occurs, Prelude must also pay the landlord a perpetual 0.5% royalty on all minerals recovered from the property.

The lease may be terminated at any time by Prelude provided that we give written notice 30 days prior to relinquishing the leased property. In the event Prelude desires to terminate the agreement after June 1 of any year, we are responsible for all federal, state, and county maintenance and filing fees for the next assessment year regarding the leased property. In addition, we must deliver to the landlord in reproducible form all data generated or obtained for the leased property, whether factual or interpretive. Finally, we must quitclaim to the landlord all claims located or acquired by us.

Our business activities to date have been restricted to obtaining a report from our mining engineer, Edward P. Jucevic and preparing this offering. Mr. Jucevic's report details the geological and mining history of the claims leased by Prelude, including the land status, climate, geology and mineralization. In preparing his report, Mr. Jucevic did not perform any actual field work on the claims. Mr. Jucevic believes that based upon previous mining activity in the area, sufficient evidence exists to warrant further exploration on the leased property which could then lead to actual mining operations.

The property leased by Prelude is located in Elko County, Nevada and comprises 24 unpatented claims. Mr. Jucevic has concluded that the claims demonstrate a potential for surface-mineable oxidized-zinc deposits and surface-mineable heap leachable silver deposits. Heap leaching is a process for the extraction of valuable minerals utilizing chemical solutions that percolate through crushed ore. A two phase exploration and drilling program has been proposed. Phase 1, including a recommendation to stake four neighboring targets, with estimated costs of $50,000. No exploration work will be performed until the additional claim staking has taken place. We have not yet determined whether Mr. Jucevic will be commissioned to perform additional research on the claims for us. That would be followed by Phase 2 with estimated costs of $100,000. The purpose of this offering is to finance the implementation of Phase I.

Location and Access

The leased property is located in Elko County, Nevada, approximately 50 airline miles southeast of the town of Elko, Nevada. Access from Elko, Nevada is obtained by driving 20 miles on I-80 to Halleck, Nevada and then turning southeast on paved Highway 229 for forty-two miles through Secret Pass across the Ruby Mountains and then proceeding about 24 miles south on dirt roads to the property. The claims are in what is known as the Mud Springs mining district.

[Map]

Claim Status

<Page>

The claims have been leased by Prelude form Steve Sutherland who currently holds the property via 24 unpatented mining claims located during the month of September 2000. The owner of the property is the United States government. The land is administered by the Bureau of Land Management (BLM). Mr. Sutherland has documentation that all requisite county and United States Bureau of Land Management (BLM) papers have been filed and all fees paid. Two claims not belonging to Mr. Sutherland lie within the claim boundary and are held by a local prospector. Mr. Jucevic believes these two claims are most likely available for lease under reasonable terms. We do intend to lease these claims if possible. The local prospector who owns these two claims is Jerry Baughman. He has no relationship to Prelude. At this time, he has not been approached by us about leasing his two unpatented claims. We believe that reasonable terms for the lease of these two claims would include a standard mining lease including an anticipated $5,000 payment upon execution, with an option to purchase priced at approximately $50,000 payable over a period of five years. The Sutherland claim block comprises about 460 acres.

Climate And Local Resources

The claims leased by Prelude are located at elevations ranging from 5900 to 7950 feet in gently rolling hills covered with sagebrush and Pinion pines. The climate is temperate with moderate snow cover from December to March. No perennial streams exist on the property. However, groundwater is plentiful. Power lines are located about three miles east of the property. The closest population center is Bishop, located about 48 miles to the northwest.

History Of The Claims

Mr. Jucevic has examined the available literature on the claims. According to these sources, base metals and silver were discovered on the property in 1910. Production from high grade veins started as early as 1915. Partial records indicate lead, silver and zinc were produced through 1956. Recent exploration efforts were started in the 1980's by United States Minerals Exploration (USMX), and Cominco American Inc. USMX made 105 drill holes totaling 11,190 feet between 1980 and 1996 which defined a mineralization of ore containing silver, lead and zinc. Cominco controlled the property for a short time and conducted geophysical surveys which identified potential mineralization through the claims area that extend north of the claims.

Our Proposed Exploration Program

We must conduct exploration to determine what amount of minerals, if any, exist on our properties, and if any minerals which are found can be economically extracted and profitably processed. Our exploration program is designed to economically explore and evaluate our claims.

We do not claim to have any minerals or reserves whatsoever at this time on any of our claims. We intend to implement an exploration program and to proceed in the following two phases:

Phase I will involve expanding our block of claims by locating approximately 50 additional claims and acquiring third party claims within the area. There has been no staking of additional claims at this time. The initial work of Phase I will be centered on opportunities and targets within the boundaries of the leased claims. However, it is anticipated that expansion of the existing claim position will be advisable following completion of the geological investigations in Phase I. For example, U. S. Minerals Exploration, a previous explorer of the claims, calculated potential mineralization along the northeast area of the leased claims. Therefore, it appears probable that additional claim staking in northeast and southwest extensions off this trend would capture neighboring mineralization, as well as northeast trending fault zones within the claims. With respect to maintenance costs, the current 24 claims are subject to total annual fees of $2,580.00 Annual maintenance fees for an additional 50 claims would be $5,375.00. No land status work has been conducted on neighboring lands by Mr. Jucevic. We will also take 200 rock samples and 300 soil samples and perform geological mapping and geophysical surveys followed by a written analysis of this exploration. The cost of Phase I will is estimated to be $50,000 and will take approximately two months to complete.

Upon completion of Phase I, we will determine the cost effectiveness of proceeding to Phase II. In making this determination, we will undertake to have our data from Phase I independently verified for accuracy by an independent registered engineer to confirm the existence of mineralization.

<Page>

Phase II will consist of substantial test drilling of a total of 5,000 feet to determine the extent, depth and dip of ore discovered in Phase I. It is anticipated that Phase II will cost $100,000 and will also take approximately two months to complete. If we decide not to proceed to Phase II, we will likely cancel the lease and search for other mineral exploration sites to lease. As of the date of this prospectus, no such search has been undertaken.

Competitive Factors

The mineral industry is fragmented. We compete with other exploration companies looking for a variety of mineral reserves. We may be one of the smallest exploration companies in existence. Although we will be competing with other exploration companies, there is no competition for the exploration or removal of minerals from our property. Readily available markets exist in North America and around the world for the sale of minerals. Therefore, we intend to develop mining claims to the production point in which major mining production companies would seriously consider pursuing the property as a valuable and significant acquisition.

Regulations

We will secure all necessary permits for exploration and, if development is warranted on the property, will file final plans of operation before we start any mining operations. We anticipate no discharge of water into active stream, creek, river, lake or any other body of water regulated by environmental law or regulation. No endangered species will be disturbed. Restoration of the disturbed land will be completed according to law. All holes, pits and shafts will be sealed upon abandonment of the property. It is difficult to estimate the cost of compliance with the environmental law since the full nature and extent of our proposed activities cannot be determined until we start our operations and know what that will involve from an environmental standpoint.

The initial drilling program outlined in Phase I will be conducted on BLM lands. The BLM will require the submittal of a plan of operation which would be used as the basis for the bonding requirement, water permit and reclamation program. The reclamation program could include both surface reclamation and drill hole plugging and abandonment. The amount of the bonding would be based upon an estimate by the BLM related to the cost of reclamation if done by an independent contractor. Bonding costs vary on case by case basis. The scope of the proposed program determines amount of reclamation bond required by the BLM. Among the factors considered are the degree of proposed land disturbance, whether there have been previous disturbances and the nature of previous reclamation efforts. Since there is a substantial infrastructure of existing roads across the property the amount of initial bonding would likely be reduced. In addition, the terrain is relatively subdued which should further reduce the necessity for road building. The estimate for Phase II reclamation and bonding would depend upon the results of Phase I.

We would be subjected to the BLM rules and regulations governing federal lands including a draft environmental impact statement or EIS, public hearings and a final EIS. The final EIS would address county and state needs and requirements and would cover issues and permit requirements concerning: air quality, heritage resources, geology, energy, noise, soils, surface and ground water, wetlands, use of hazardous chemicals, vegetation, wildlife, recreation, land use, socioeconomic impact, scenic resources, health and welfare, transportation and reclamation. Bonding requirements are developed from the final EIS.

We are in compliance with the all laws and will continue to comply with the laws in the future. We believe that compliance with the laws will not adversely affect our business operations. Prelude anticipates that it will be required to post bonds in the event the expanded work programs involve extensive surface disturbance.

Employees

<Page>

Initially, we intend to use the services of subcontractors for manual labor exploration work on our properties. Prelude will consider hiring technical consultants as funds from this offering and additional offerings or revenues from operations in the future permit. At present, our only employee is Mr. Iverson.

Employees and Employment Agreements

At present, we have no employees, other than Mr. Iverson, our president and sole director who has received no compensation for his services. Mr. Iverson does not have an employment agreement with us. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to any employees.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

We are a start-up, exploration stage company and have not yet started our business operations or generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that our auditors believe there is doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash from sources other than the sale of minerals found on our property. Our only other source for cash at this time is investments by others in our company. We must raise cash to implement our project and stay in business.

To meet our need for cash we are attempting to raise money from this offering. There is no assurance that we will be able to raise enough money through this offering to stay in business. Whatever money we do raise will be applied first to exploration and then to development, if development is warranted. If we do not raise all of the money we need from this offering, we will have to find alternative sources, like a second public offering, a private placement of securities, or loans from our officers or others. At the present time, we have not made any arrangements to raise additional cash, other than through this offering. If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash, or cease operations entirely.

We will be conducting research in connection with the exploration of our property. We are not going to buy or sell any plant or significant equipment. We do not expect a change in our number of employees.

Limited Operating History; Need for Additional Capital

There is no historical financial information about our company upon which to base an evaluation of our performance. We are an exploration stage company and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our properties, and possible cost overruns due to price and cost increases in services.

<Page>

To become profitable and competitive, we conduct research and exploration of our properties. We are seeking equity financing to provide for the capital required to implement our research and exploration phases.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Results of Operations

From Inception on May 24, 2000

We just recently acquired our first interest in lode mining claims. At this time we have not yet commenced the research and/or exploration stage of our mining operations on that property. We have paid $5,000 for a mining lease. As of March 31, 2001 we have experienced operating losses of $7,301.

Plan of Operations

Since inception, we have used our common stock to raise money for our property acquisition, for corporate expenses and to repay outstanding indebtedness. Net cash provided by financing activities from inception on May 24, 2000 to March 31, 2001 was $5,500 as a result of proceeds received from our president and sole director. On April 11, 2001 we received additional cash financing of $19,500 as a result of proceeds received from our president and sole director. Our business activities to date have been restricted to obtaining a mining engineer's report and preparing this offering.

Prelude's plan of operations for the next twelve months is to undertake Phase I of our exploration program. We can commence Phase I assuming at least 50% of the offering is sold. However, the total cost of Phase I is estimated to be $50,000.00 and therefore can not be completed unless nearly all of the offering is sold. We have no plan to engage in any alternative business if Prelude ceases or suspends operations as a result of not having enough money to complete any phase of the exploration program.

Phase I will involve staking of 50 additional claims at a cost of $15,000. Obtaining leases for third party claims in the area is estimated to cost $5,000. We will then initiate rock sampling at a cost of $4,000 and soil sampling at a cost of $6,000 in areas of potential interest that indicate the presence of ore. Thereafter, geological mapping will be conducted that will cost approximately $10,000 along with geophysical surveying that will cost approximately $2,000. The total cost of Phase I will is estimated to be $50,000 and will take approximately two months to complete.

Upon completion of Phase I, we will determine the cost effectiveness of proceeding to Phase II. We will undertake to have our data from Phase I independently verified for accuracy by an independent registered engineer to confirm the existence of mineral deposits.

This offering will only be adequate to finance Phase I. Assuming we decide to proceed with Phase II, we will be required to obtain additional financing. Phase II will consist of extensive drilling totaling approximately 5,000 feet which is estimated to cost $100,000 to determine the extent, depth and dip of

<Page>

mineralization discovered in Phase I. Phase II will take approximately two months to complete.

Liquidity and Capital Resources

As of the date of this registration statement, we have yet to generate any revenues from our business operations. Since our inception, Mr. Iverson has paid $25,000 in cash in exchange for 1,000,000 shares of common stock. This money has been utilized for organizational and start-up costs and as operating capital. As of March 31, 2001 we had sustained operating losses of $7,301.00.

We will be required to sell at least 50% of this offering before commencing Phase I of our planned exploration program. In addition, unless more than 90% of the offering is sold, we will not be able to complete Phase I. Assuming sufficient funds are raised in this offering to complete Phase I, we will be able evaluate within the next 12 months whether to proceed with Phase II. Should we decide to proceed with Phase II, we will be required to raise an additional $100,000.00.

According to the terms or our mining lease, we are obligated by March 9, 2002 to pay a minimum royalty of $7,500. We will be required to renegotiate the terms of the mineral lease in the event we are unable to raise sufficient funds in time to meet this obligation.

LEGAL MATTERS

The validity of the shares offered under this prospectus is being passed upon for us by Kennan E. Kaeder, Attorney at Law, Suite 1904, 110 West C Street, San Diego, California 92101.

EXPERTS

The financial statements of Prelude Ventures, Inc. for the period from inception on May 24, 2000 through March 31, 2001 included in this prospectus have been examined Amisano Hanson, Suite 604-750 West Pender Street, Vancouver, Canada V6C 2T7, independent certified public accountants, as indicated in their report, and are included in this prospectus in reliance on the report given upon the authority of that firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We are filing a registration statement on Form SB-2 with the United States Securities and Exchange Commission, under the Securities Act of 1933, covering the securities in this offering. As permitted by rules and regulations of the Commission, this prospectus does not contain all of the information in the registration statement. For further information regarding both Prelude Ventures and the securities in this offering, we refer you to the registration statement, including all exhibits and schedules, which may be inspected without charge at the public reference facilities of the Commission's Washington, D.C. office, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may be obtained upon request and payment of prescribed fees.

As of the effective date of this prospectus, we will become subject to the information requirements of the Securities Exchange Act of 1934. Accordingly, we will file reports and other information with the Commission. These materials will be available for inspection and copying at the public

<Page>

reference facilities maintained by the Commission at Room 1024, 450 Fifth

Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Pacific Regional Office 5670 Wilshire Boulevard, 11th Floor Los Angeles, CA 90036-3648. Copies of the material may be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet Web site located at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file reports electronically with the Commission. The site is accessible by the public through any Internet access service provider.

Copies of our Annual, Quarterly and other Reports filed with the Commission, starting with the Quarterly Report for the first quarter ended after the date of this prospectus (due 45 days after the end of the quarter) will also be available upon request, without charge, by writing Prelude Ventures, Inc. 207-1425 Marine Drive, West Vancouver, B.C., V7T 1B9.

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PART F/S

PRELUDE VENTURES, INC.
(An Exploration Stage Company)

FINANCIAL STATEMENTS

CONTENTS

<Table>
<Caption>

</Table>

<Page>

INDEPENDENT AUDITORS' REPORT

To the Stockholders,
Prelude Ventures, Inc.

We have audited the accompanying balance sheet of Prelude Ventures, Inc. (An Exploration Stage Company) as at March 31, 2001 and the statements of operations, stockholders' equity and cash flows for the period May 24, 2000 (Date of Incorporation) to March 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of Prelude Ventures, Inc. as at March 31, 2001 and the results of its operations and its cash flows for the period from May 24, 2000 (Date of Incorporation) to March 31, 2001, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the company will continue as a going concern. As discussed in Note 1 to the financial statements, the company is in the exploration stage, and has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada "Amisano Hanson"
April 27, 2001 Chartered Accountants

F-1

<Page>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
BALANCE SHEET
March 31, 2001
(STATED IN US DOLLARS)

<Table>
<Caption>

ASSETS	2001
<S>	<C>
Current	
Cash	$ 396
Share subscription receivable - Note 6	19,500
	$ 19,896
LIABILITIES	
Current	
Accounts payable	$ 2,197
STOCKHOLDERS' EQUITY	
Preferred stock, $0.001 par value	
5,000,000 shares authorized, none outstanding	
Common stock, $0.001 par value	
45,000,000 shares authorized	
1,000,000 shares outstanding	25,000
Deficit accumulated during the exploration stage	(7,301)
	17,699
	$ 19,896

Nature and Continuance of Operations - Note 1
Subsequent Events - Note 6
</Table>

APPROVED BY THE DIRECTOR:

_______________________________________, Director

F-2

SEE ACCOMPANYING NOTES

<Page>

STATEMENT OF OPERATIONS
for the period May 24, 2000 (Date of Incorporation) to March 31, 2001
(STATED IN US DOLLARS)

<Table>
<Caption>

	May 24, 2000 (Date of Incorporation) to March 31, 2001
<S>	<C>
Expenses	
Bank charges	$ 104
Management fees	5,000
Professional fees	2,197
Net loss for the period	$ 7,301

Loss per share	$ 0.01
Weighted average number of shares outstanding	549,839

</Table>

F-3

SEE ACCOMPANYING NOTES

<Page>

STATEMENT OF CASH FLOWS
for the period May 24, 2000 (Date of Incorporation) to March 31, 2001
(STATED IN US DOLLARS)

<Table>
<Caption>

<S>	May 24, 2000 (Date of Incorporation) to March 31, 2001 <C>
Cash Flows from Operating Activities	
Net loss for the period	$ (7,301)
Changes in non-cash working capital balances related to operations	
Share subscription receivable	(19,500)
Accounts payable	2,197
	(24,604)
Cash Flows from Financing Activity	
Capital stock subscribed	25,000
Increase in cash during the period	396
Cash, beginning of the period	-
Cash, end of the period	$ 396

</Table>

F-4

SEE ACCOMPANYING NOTES

<Page>

STATEMENT OF STOCKHOLDERS' EQUITY
for the period May 24, 2000 (Date of Incorporation) to March 31, 2001
(STATED IN US DOLLARS)

<Table>
<Caption>

	COMMON SHARES		Additional Paid-in	Deficit Accumulated During the Exploration	
<S>	# <C>	PAR VALUE <C>	CAPITAL <C>	STAGE <C>	TOTAL <C>
Capital stock subscribed pursuant to an offering memorandum, for cash - at $0.025	1,000,000	$ 1,000	$ 24,000	$ -	$ 25,000
Net loss for the period	-	-	-	(7,301)	(7,301)
Balance, as at March 31, 2001	1,000,000	$ 1,000	$ 24,000	$(7,301)	$ 17,699

</Table>

F-5

SEE ACCOMPANYING NOTES

<Page>

NOTES TO THE FINANCIAL STATEMENTS
for the period May 24, 2000 (Date of Incorporation) to March 31, 2001
(STATED IN US DOLLARS)

Note 1 NATURE AND CONTINUANCE OF OPERATIONS

The company is in the exploration stage. The company has entered into a lease agreement to explore and mine a resource property located in the state of Nevada, United States of America and has not yet determined whether this property contains reserves that are economically recoverable. The recoverability of amounts from the resource property will be dependent upon the discovery of economically recoverable reserves, confirmation of the company's interest in the underlying property, the ability of the company to obtain necessary financing to satisfy the expenditure requirements under the resource property agreement and to complete the development of the property and upon future profitable production or proceeds for the sale thereof.

These financial statements have been prepared on a going concern basis. The company has accumulated a deficit of $7,301 since inception. Its ability to continue as a going concern is dependent upon the ability of the company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The company was incorporated in Nevada on May 24, 2000.

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the company have been prepared in accordance with generally accepted accounting principles in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may vary from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

EXCHANGE ACT GUIDE 7

The Securities and Exchange Commission's Exchange Act Guide 7 "Description of property by issuers engaged or to be engaged in significant mining operations" requires that mining companies in the exploration stage should not refer to themselves as development stage companies in the financial statements, even though such companies should comply with Financial Accounting Standard Board Statement No. 7, if applicable. Accordingly, the company has not been referred to as being a development stage company.

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RESOURCE PROPERTIES

The acquisitions of resource properties are initially recorded at cost. Producing mineral properties are depleted over their estimated useful lives based upon a method relating recoverable mineral reserves to production. Non-producing mineral properties that the company abandons interest in are written-off in the year of abandonment. Exploration costs are expensed as incurred.

ENVIRONMENTAL COSTS

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the company's commitments to plan of action based on the then known facts.

INCOME TAXES

The company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109 "Accounting for Income Taxes".

BASIC LOSS PER SHARE

The company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share has not been provided as it would be antidilutive.

FAIR VALUE OF FINANCIAL INSTRUMENT

The carrying value of cash, share subscriptions receivable and accounts payable approximates fair value because of the short maturity of these instruments.

<Page>

Note 3 DEFERRED TAX ASSETS

The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after March 15, 1992. FAS 109 requires the use of the asset and liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assts and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The following table summarizes the significant components of the company's deferred tax assets:

<Table>
<Caption>

<S>	<C> TOTAL
Deferred Tax Assets	
Non-capital loss carryforward	$ 7,301
Gross deferred tax assets	$ 3,651
Valuation allowance for deferred tax asset	(3,651)
	$ -

</Table>

The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards that is likely to be realized from future operations. The company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry.

Note 4 INCOME TAXES

No provision for income taxes has been provided in these financial statements due to the net loss. At March 31, 2001 the company has net operating loss carryforwards, which expire commencing in 2021, totalling approximately $7,301, the benefit of which has not been recorded in the financial statements.

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Note 5 NEW ACCOUNTING STANDARD

In June 1998, the Financial Accounting Standards board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which standardized the accounting for derivative instruments. SFAS is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Adopting this standard will not have a significant impact on the company's financial positions, results of operations or cash flows.

Note 6 SUBSEQUENT EVENTS

i) By a lease letter agreement effective April 11, 2001 the company was granted the exclusive right to explore, develop and mine the Medicine Project resource property located in Elko County of the State of Nevada for a 3% net smelter return production royalty. This amount will be reduced by any amounts paid under the following minimum advance royalty payments:

- $5,000 upon execution (paid April 11, 2001);
- $7,500 on April 11, 2002;
- $10,000 on April 11, 2003
- $20,000 on April 11, 2004

Table of Contents

- A consulting agreement was entered into on October 10, 2003, with Commonwealth Partners NY, LLC for a term of three years. The fee for this service is the issue of 200,000 free trading shares and 300,000 restricted shares (issued) of common stock of the Company.

PART III

Item 8. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None

Item 8-A. Controls and Procedures

The registrant's Principal executive financial officer, based on their evaluation of the registrant's disclosure controls and procedures (as defined in Rules 13a-14 (c) of the Securities Exchange Act of 1934) as of December 31, 2003 have concluded that the registrants' disclosure controls and procedures are adequate and effective to ensure that material information relating to the registrants and their consolidated subsidiaries is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, particularly during the period in which this quarterly report has been prepared.

The registrant's principal executive officers and principal financial officer have concluded that there were no significant changes in the registrant's internal controls or in other factors that could significantly affect these controls subsequent to December 31, 2003 the date of their most recent evaluation of such controls, and that there was no significant deficiencies or material weaknesses in the registrant's internal controls.

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act.

(a) Recent Sales of Unregistered Securities.

The Company has never declared or paid a dividend on its Common Stock, and management expects that a substantial portion of the Company's earnings, if any, for the foreseeable future will be used to expand loan origination and servicing capabilities. The decision to pay dividends, if any, in the future is within the discretion of the Board of Directors and will depend upon the Company's earnings, its capital requirements, financial condition and other relevant factors such as loan covenants or other contractual obligations.

(b) At September 20, 2003, the Company agreed to issue 200,000 common shares to its former President for the settlement of management fees payable ($105,000), advances to the Company $10,000) and termination expense ($355,000). The shares have been valued at $2.35 per share.

(c) Use of Proceeds - N/A

Table of Contents

Item 10. Executive Compensation

AMERICAN CAPITAL ALLIANCE, INC.
SUMMARY COMPENSATION TABLE
Annual Compensation

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation
Jesse Fuller, Chairman of The Board President and Chief Executive Officer	2003	- 0 -	- 0 -	- 0 -
Laurence J. Griffin, Vice Chairman of the Board, President, Tri-State Acquisition Corp.	2003	- 0 -	- 0 -	- 0 -
Christopher J. Hanson Director, Senior Vice President of Marketing and Legal Affairs	2003	- 0 -	- 0 -	- 0 -
Al Guidice, Director and Secretary	2003	- 0 -	- 0 -	- 0 -
Richard Stefil, President, Alliance Petroleum, Inc.	2003	- 0 -	- 0 -	- 0 -
Donald Mago, Senior Vice President	2003	- 0 -	- 0 -	- 0 -
Al Cilella, Vice President and Asst. to the Chairman	2003	- 0 -	- 0 -	- 0 -

Table of Contents

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters.

The following table sets forth information as of December 31, 2003, with respect to the beneficial ownership of the 28, 300, 000 outstanding shares of the Company's Common Stock by (l) each person known by the Company to beneficially own five percent or more of the outstanding shares; (ii) the Company's officers and directors; and (iii) the Company's officers and directors as a group. A person is deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within sixty (60) days.

Nature and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Perc (%) Class
Jesse Fuller (3)	3,375,000	11.9
Lawrence J. Griffin (3)	1,125,000	3.9
Christopher A. Hanson (3)	0	0%
Virginia Gefgert (6)	1,350,000	4.7
Al Gudice (3)	1,125,000	3.9
Richard Stefiel (3)	400,000	*
Donald Mago (3)	1,125,000	3.9
Frank Mago (3)	1,125,000	3.9
Al Cilella (3)	375,000	*
Michael S. Krome (4) 8 Teak Court Lake Grove, New York 11755	2,100,000	7.4%
New Century Capital Consultants, Inc. One Great Neck Road	1,250,000	4.4%
Bill Paul, Attorney, ITF (5) William Burns PO Box 712 Grimshaw Alberta, Canada TOH 1WO	1,750,000	6.1%
Richard Quinney (5) PO Box 712 Grimshaw Alberta, Canada TOH 1WO	2,874,000	10.1
Directors and Officer as a group (9 persons)	10,000,000	35.3

(2) Indicates ownership is less than 5% of the issued and outstanding shares.

(3) Unless otherwise indicated, the address of each beneficial owner is c/o American Capital Alliance, Inc. 1400 N. Gannon drive, 2nd Floor, Hoffman Estates, IL 60194.

(4) Beneficial ownership as reported in the table above has been determined in accordance with Item 403 of Regulation S-K of the Securities Act of 1933 and Rule 13 (d)-3 of the Securities Exchange Act, and based upon 28, 718, 302 shares of Common Stock outstanding.

(5) Officer and/or Director of the Company.

(6) Michael S. Krome, Esq., is acting as Escrow Agent for the shares held in his name, pursuant to 14D previously filed.

(7) Shares issued as part of the transaction with Pascal Energy, Inc. and to be returned to treasury. Percentages listed include these shares.

(8) Virginia Gefgert is the mother of Christopher A. Hanson, and Mr. Hanson should be considered the beneficial owner for purposes of control of the Registrant.

Table of Contents

Item 12. Certain Relationships and Related Transactions

In early 2003, American Group Financial, Inc. (AGF), an entity controlled by Jesse Fuller, the current president of the registrant entered into an agreement with Store Tech Development, Inc. (STD) to provide financing services and oil bottling services. AFG was acting on behalf of Alliance Petroleum Products Company (APPC) in connection with the oil bottling services. Later in 2003, STD changed its name to Pit Crew Inc. (Pit Crew)

After the October 9, 2003 option agreements wherein APPC was to be acquired by the Registrant, Pit Crew entered into an agreement with the registrant for Pit Crew to purchase all of its bottled oil from APPC. In exchange for this exclusive agreement, the registrant issued 1.5 million shares of common stock to Pit Crew and agreed to pay an additional 1.5 million shares based upon Pit Crew completing certain levels of bottled oil purchases from the registrant.

In exchange for AFG arranging the exclusive supply agreement with Pit Crew, Pit Crew agreed to pay AFG a fee in the form of the issuance of certain shares of Pit Crew's restricted common stock.

Item 13. Exhibits and Reports on Form 8-K.

a. Exhibits:
   31.2 – Section 302 Certification for Chief Financial Officer
   32.1 – Section 906 Certification for Chief Executive Officer
b. The following reports on Form 8-K have been filed by the Company during the period covered by this report.
   Form 8-K dated 11/06/2003
   Form 8-K dated 08/13/2003
   Form 8-K dated 04/15/2003

Item 14. Principal Accountant Fees and Survey.

Brown Smith Wallace, LLC prepared Annual Audit for the year ended December 31, 2003, and the fees were $13,500.

Amisano Hanson prepared the Annual Audit for the year ended December 31, 2002 and the quarterly filings during 2002. Their fees for these services were approximately $4,500.

Table of Contents

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2004

American Capital Alliance, Inc.

/s/ Jesse Fuller

Jesse Fuller, President

/s/ James J. Carroll

James J. Carroll, Interim CFO

<DOCUMENT>
<TYPE>NT 10-K
<SEQUENCE>1
<FILENAME>dnt10k.txt
<DESCRIPTION>NOTIFICATION OF LATE FILING
<TEXT>
<PAGE>

OMB APPROVAL
OMB Number: 3235-0058
Expires: January 31, 2005
Estimated average burden hours per response......2.50
SEC FILE NUMBER
CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [_] Form 20-F [_] Form 11-K
[_] Form 10-Q [_] Form N-SAR

For Period Ended: December 31, 2003

[_] Transition Report on Form 10-K
[_] Transition Report on Form 20-F
[_] Transition Report on Form 11-K
[_] Transition Report on Form 10-Q
[_] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Read Instructions Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

American Capital Alliance, Inc.

Full Name of Registrant
Prelude Ventures, Inc.

Former Name if Applicable
1400 N. Gannon Drive 2nd Floor

Address of Principal Executive Office (Street and Number)
Hoffman Estates, IL 60194

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]
- (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
- (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
- (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Jesse Fuller	847	310-1400
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [_] No

---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion

thereof? [_] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

==

American Capital Alliance, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 7, 2004 By /s/ Jesse Fuller, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this Chapter).

Last update: 10/8/2002

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>DEFA14C
<SEQUENCE>1
<FILENAME>v01526.txt
<TEXT>

SCHEDULE 14C INFORMATION
(Rule 14c-101)

Information Statement Pursuant to Section 14(c)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Filed by the Registrant

|X| Filed by a party other than the Registrant

|_| Check the appropriate box:

|_| Preliminary Proxy Statement

|_| Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

|X| Definitive Proxy Statement

|_| Definitive Additional Materials

|_| Soliciting Material Pursuant to ss.240.14a-11(c) or ss.240.14a-12

PRELUDE VENTURES, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement,
if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

|X| No fee required

|_| Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction: (5) Total fee paid:

|_| Fee paid previously with preliminary materials.

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

<PAGE>

INFORMATION STATEMENT
TO STOCKHOLDERS
OF
PRELUDE VENTURES, INC.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194

THIS INFORMATION STATEMENT IS BEING PROVIDED TO YOU BY
THE BOARD OF DIRECTORS OF THE COMPANY.
WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED
NOT TO SEND US A PROXY.

This Information Statement is furnished to holders of shares of common stock, $.0001 par value (the "Common Stock"), of Prelude Ventures Inc. (the "Company") to notify such stockholders that on or about November 19, 2003 the Company received written consents in lieu of a meeting of stockholders from holders of a majority of the shares of Common Stock representing in excess of 51 % of the total issued and outstanding shares of voting stock of the Company (the "Majority Stockholders") approving the Certificate of Amendment to the Certificate of Incorporation of the Company, pursuant to which the Company's name will change to "American Capital Alliance, Inc." (the "Stockholder Matter").

This Information Statement describing the approval of the Stockholder Matter is first being mailed or furnished to the Company's stockholders on or about February 12, 2004, and such matters shall not become effective until at least 10 days thereafter. Expenses in connection with the distribution of this Information Statement will be paid by the Company and are anticipated to be less than $10,000.

The Board of Directors knows of no other matters other than those described in this Information Statement which have been recently approved or considered by the holders of a majority of the shares of the Company's voting stock.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Form 10-KSB and 10-QSB (the "1934 Act Filings") with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained at the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site on the Internet (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission through the Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").

<PAGE>

The following documents as filed with the Commission by the Company are incorporated herein by reference: (1) Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003 (2) Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003; (3) Quarterly Report on Form 10-QSB for the quarter ended March 31, 2003; (4) Annual Report on Form 10-KSB, as amended for the year ended December 31, 2002; and (5) Form 8-K's dated April 15, 2003, August 13, 2003 and November 16, 2003.

OUTSTANDING VOTING SECURITIES

As of February 9, 2004 (the "Record Date"), out of the 100,000,000 shares of Common Stock authorized there were 22,843,000 shares of Common Stock issued and outstanding, and out of the 10,000,000 shares of preferred stock authorized there were no shares of the preferred stock outstanding.

Only holders of record of the Common Stock at the close of business on the Record Date were entitled to participate in the written consent of the Company's stockholders. Each share of Common Stock was entitled to one (1) vote.

The Company's Board of Directors approved this action on November 18, 2003 and recommended that the Articles of Incorporation be amended in order to effectuate the name change.

The proposed Amendment to the Articles of Incorporation to amend the name of the Corporation to "American Capital Alliance, Inc." was filed with the Nevada Secretary of State and was effective on November 19, 2003. If the proposed Amendment were not adopted by written majority shareholder consent, it would have been necessary for this action to be considered by the Company's shareholders at a special shareholder's meeting convened for the specific purpose of approving the Amendment.

The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the "Nevada Law"). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

<PAGE>

The Board of Directors of the Company has determined that all Shareholders

MUST return their certificates to have them re-issued by the Transfer Agent. Along with this Information Statement, the Transfer Agent will send a Letter of Transmittal for each shareholder to return the shares with the previous name of the Company in order to have new certificates issued.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of February 9, 2004, with respect to the beneficial ownership of the 22,843,000 outstanding shares of the Company's Common Stock by (i) each person known by the Company to beneficially own five percent or more of the outstanding shares; (ii) the Company's officers and directors; and (iii) the Company's officers and directors as a group. A person is deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within sixty (60) days.

Nature and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percentage (%) of Class
Jesse Fuller (3)	3,375,000	14.2%
Lawrence J. Griffin (3)	1,125,000	4.7
Christopher A. Hanson (3)	0	*
Virginia Gefgert	1,350,000	5.6
Al Gudice (3)	1,125,000	4.7
Richard Stefiel (3)	400,000	*
Donald Mago (3)	1,125,000	4.7
Frank Mago (3)	1,125,000	4.7
Al Cilella (3)	375,000	*
New Century Capital Consultants, Inc. One Great Neck Road, Great Neck, NY 10021	1,250,000	5.2
Directors and Officer as a Group (9 persons)	10,000,000	41.9%

----

* Indicates ownership is less than 5% of the issued and outstanding shares.

(1) Unless otherwise indicated, the address of each beneficial owner is c/o Prelude Ventures, Inc., 1400 N. Gannon Drive, 2nd Floor, Hoffman Estates, IL 60194.

(2) Beneficial ownership as reported in the table above has been determined in accordance with Item 403 of Regulation S-K of the Securities Act of 1933 and Rule 13(d)-3 of the Securities Exchange Act, and based upon 28,718,302 shares of Common Stock outstanding.

(3) Officer and/or Director of the Company

<PAGE>

DESCRIPTION OF THE STOCKHOLDER MATTER

Approval of the Certificate of Amendment to the Company's Certificate of

Incorporation and related actions.

The Board of Directors (the "Board") by unanimous written consent dated as of November 18, 2003, and certain stockholders (the "Majority Stockholders") owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of November 18, 2003, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of the State of Nevada changed the Company's name to "American Capital Alliance, Inc.", and will not be effective earlier than 20 days after the mailing of this Information Statement. The Company recently entered into the transaction recently disclosed in the 8-K filing of November 16, 2003, to wit, the Stock Purchase Agreement with Alliance Petroleum Products Company, and a Rider to Agreement and Plan of Merger, along with the Agreement to purchase an option to purchase the assets and certain liabilities of Tri-State Stores, Inc. ("Tri-State"), GMG Partners LLC, ("GMG") and SASCO Springfield Auto Supply Company, ("SASCO") (Tri-State, GMG and SASCO are collectively referred to herein as "Tri States Stores), and the Agreement with the shareholders of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri, for the option to purchase all of the outstanding shares of MPW (collectively, the "Marketing Business).

Finally, the Company has cancelled the Agreement to acquire an aggregate of 10,000,000 shares of common stock, being all of the issued and outstanding shares of Pascal Energy, Inc. from that company and its shareholders due to the inability to complete a comprehensive due diligence and difficulties in completing an audit of the financials of Pascal Energy. The shares of common stock, previously issued in anticipation of the completion of the transaction has been returned to the treasury of the Registrant and cancelled, leaving approximately 22,843,000 shares issued and outstanding as of February 9, 2004.

The Company's Marketing Business intends to market certain products under the Tri-States Stores banner and private label automotive products manufactured by Alliance for Tri State Stores, and other sellers. The Company believes that its new name is more reflective of the Company's current business strategy and will facilitate a better understanding by the Company's customers and shareholders of the nature of the Company's new business.

Procedure for the Approval of the Certificate of Amendment to the Company's Certificate of Incorporation

The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the "Nevada Law"). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

<PAGE>

Required Approvals Obtained

The Board, by its unanimous written consent (the "Board Consent"), adopted resolutions approving the Certificate of Amendment to the Company's Certificate of Incorporation to amend the name of the Corporation to "American Capital Alliance, Inc." On the Record Date, the only issued and outstanding shares of the Company's capital stock entitled to vote on the proposed amendment were 28,30,000 shares of the Company's common stock, par value $.0001 per share (the "Common Stock"), of which the Majority Stockholders held in excess of 51% of the total stock entitled to vote on the proposed amendment. On November 18, 2003, the Majority Stockholders, by written consent in lieu of a meeting, approved the Certificate of Amendment to the Company's Certificate of Incorporation, a copy of which is attached to this Information Statement as Exhibit A. No further consents, votes or proxies are or were necessary to effect the approval of Certificate of Amendment to the Company's Certificate of Incorporation.

Dissenters' Rights of Appraisal.

Under Nevada Law, our dissenting shareholders, if any, are not entitled to appraisal rights with respect to our amendment, and we will not independently provide our shareholders with any such right.

IF YOU HAVE ANY QUESTIONS REGARDING THIS INFORMATION STATEMENT,

PLEASE CONTACT:

Mr. Jesse Fuller
American Capital Alliance, Inc.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194
(847) 310-9416

By order of the Board of Directors of
American Capital Alliance, Inc.

By: /s/ Jesse Fuller

Name: Jesse Fuller
Title: Chief Executive Officer
and President

6

<PAGE>

Exhibit A

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
PRELUDE VENTURES INC.

<PAGE>

[SEAL]

Dean Heller
Secretary of State

20th North [illegible] Street
Carson City, Nevada 95701-4201

FILED# C14604
NOV 19 2003

IN THE OFFICE OF
/s/ Dean Heller

[ILLEGIBLE] DEAN HELLER, SECRETARY OF STATE

[ILLEGIBLE]

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporation
(Pursuant to MRS 76.385 and 76.390 - After Insurance of Stock)
- Remit in Duplicate -

1. Name of corporation: PRELUDE VENTURES, INC.

2. The articles have been amended as follows (provide article numbers, if available):

The name of the corporation shall be changed from Prelude ventures, Inc. to American Capital Alliance, Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment Is 50% .

4. Official Signature (Required):

/s/ Robert S. Luce

Robert S. Luce, Assistant Secretary

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and remit the proper fees may cause this filing to be rejected.

[illegible] [illegible]

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>DEF 14C
<SEQUENCE>1
<FILENAME>v01232_def14c.txt
<DESCRIPTION>DEFINITIVE INFORMATION STATEMNT
<TEXT>

SCHEDULE 14C INFORMATION
(Rule 14c-101)

Information Statement Pursuant to Section 14(c)
of the Securities Exchange Act of 1934

Filed by the Registrant |X| Filed by a party other than the Registrant |_|
Check the appropriate box:

|_| Preliminary Proxy Statement
|_| Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
|X| Definitive Proxy Statement
|_| Definitive Additional Materials
|_| Soliciting Material Pursuant to ss.240.14a-11(c) or ss.240.14a-12

PRELUDE VENTURES, INC.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
|X| No fee required
|_| Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1) Title of each class of securities to which transaction applies:
(2) Aggregate number of securities to which transaction applies:
(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
(4) Proposed maximum aggregate value of transaction:
(5) Total fee paid:
|_| Fee paid previously with preliminary materials.
|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
(1) Amount Previously Paid:
(2) Form, Schedule or Registration Statement No.:
(3) Filing Party:
(4) Date Filed:

<PAGE>

INFORMATION STATEMENT
TO STOCKHOLDERS
OF
PRELUDE VENTURES, INC.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194

THIS INFORMATION STATEMENT IS BEING PROVIDED TO YOU BY
THE BOARD OF DIRECTORS OF THE COMPANY.
WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED
NOT TO SEND US A PROXY.

This Information Statement is furnished to holders of shares of common stock, $.0001 par value (the "Common Stock"), of Prelude Ventures Inc. (the "Company") to notify such stockholders that on or about November 19, 2003 the Company received written consents in lieu of a meeting of stockholders from holders of a majority of the shares of Common Stock representing in excess of 51 % of the total issued and outstanding shares of voting stock of the Company (the "Majority Stockholders") approving the Certificate of Amendment to the Certificate of Incorporation of the Company, pursuant to which the Company's name will change to "American Capital Alliance, Inc." (the "Stockholder Matter").

This Information Statement describing the approval of the Stockholder Matter is first being mailed or furnished to the Company's stockholders on or about January 20, 2004, and such matters shall not become effective until at least 20 days thereafter. Expenses in connection with the distribution of this Information Statement will be paid by the Company and are anticipated to be less than $10,000.

The Board of Directors knows of no other matters other than those described in this Information Statement which have been recently approved or considered by the holders of a majority of the shares of the Company's voting stock.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Form 10-KSB and 10-QSB (the "1934 Act Filings") with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained at the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site on the Internet (http://www.sec.gov) that contains reports, proxy and information statements and other

2

<PAGE>

information regarding issuers that file electronically with the Commission through the Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").

The following documents as filed with the Commission by the Company are incorporated herein by reference:

(1) Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003
(2) Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003;
(3) Quarterly Report on Form 10-QSB for the quarter ended March 31, 2003;
(4) Annual Report on Form 10-KSB, as amended for the year ended December 31, 2002; and
(5) Form 8-K's dated April 15, 2003, August 13, 2003 and November 16, 2003.

OUTSTANDING VOTING SECURITIES

As of November 18, 2003 (the "Record Date"), out of the 100,000,000 shares of Common Stock authorized there were 28,300,000 shares of Common Stock issued and outstanding, and out of the 10,000,000 shares of preferred stock authorized there were no shares of the preferred stock outstanding.

Only holders of record of the Common Stock at the close of business on the Record Date were entitled to participate in the written consent of the Company's stockholders. Each share of Common Stock was entitled to one (1) vote.

http://www.secinfo.com/$/SEC/Registrant.asp?CIK=1161165 The Company's Board of Directors approved this action on November 18, 2003 and recommended that the Articles of Incorporation be amended in order to effectuate the name change.

The proposed Amendment to the Articles of Incorporation to amend the name of the Corporation to "American Capital Alliance, Inc." was filed with the Nevada Secretary of State and was effective on November 19, 2003. If the proposed Amendment were not adopted by written majority shareholder consent, it would have been necessary for this action to be considered by the Company's shareholders at a special shareholder's meeting convened for the specific purpose of approving the Amendment.

The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the "Nevada Law"). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of December 1, 2003, with respect to the beneficial ownership of the 28,300,000 outstanding shares of the Company's Common Stock by (i) each person known by the Company to beneficially own five percent or more of the outstanding shares; (ii) the Company's officers and directors; and (iii) the Company's officers and directors as a group. A person is deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within sixty (60) days.

Nature and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percentage (%) of Class
Jesse Fuller (3)	3,375,000	11.9%
Lawrence J. Griffin (3)	1,125,000	3.9
Christopher A. Hanson (3)	0	0%
Virginia Gefgert (6)	1,350,000	4.7
Al Gudice (3)	1,125,000	3.9
Richard Stefiel (3)	400,000	*
Donald Mago (3)	1,125,000	3.9
Frank Mago (3)	1,125,000	3.9
Al Cilella (3)	375,000	*
Michael S. Krome (4) 8 Teak Court Lake Grove, New York 11755	2,100,000	7.4%
New Century Capital Consultants, Inc. One Great Neck Road	1,250,000	4.4%
Bill Paul, Attorney, ITF (5) William Burns PO Box 712 Grimshaw Alberta Canada T0H 1W0	1,750,000	6.1%
Richard Quinney (5) PO Box 712 Grimshaw Alberta Canada T0H 1W0	2,874,000	10.1%
Directors and Officer as a Group (9 persons)	10,000,000	35.3%

----

* Indicates ownership is less than 5% of the issued and outstanding shares.

(1) Unless otherwise indicated, the address of each beneficial owner is c/o Prelude Ventures, Inc., 1400 N. Gannon Drive, 2nd Floor, Hoffman Estates, IL 60194.

(2) Beneficial ownership as reported in the table above has been determined in accordance with Item 403 of Regulation S-K of the Securities Act of 1933 and Rule 13(d)-3 of the Securities Exchange Act, and based upon 28,718,302 shares of Common Stock outstanding.

(3) Officer and/or Director of the Company

(4) Michael S. Krome, Esq., is acting as Escrow Agent for the shares held in his name, pursuant to 14D previously filed.

(5) Shares issued as part of the transaction with Pascal Energy, Inc. and to be returned to treasury. Percentages listed include these shares.

(6) Virginia Gefgert is the mother of Christopher A. Hanson, and Mr. Hanson should be considered the beneficial owner for purposes of control of the Registrant

DESCRIPTION OF THE STOCKHOLDER MATTER

Approval of the Certificate of Amendment to the Company's Certificate of Incorporation

The Board of Directors (the "Board") by unanimous written consent dated as of November 18, 2003, and certain stockholders (the "Majority Stockholders") owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of November 18, 2003, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of the State of Nevada changed the Company's name to "American Capital Alliance, Inc.", and will not be effective earlier than 20 days after the mailing of this Information Statement. The Company recently entered into the transaction recently disclosed in the 8-K filing of November 16, 2003, to wit, the Stock Purchase Agreement with Alliance Petroleum Products Company, and a Rider to Agreement and Plan of Merger, along with the Agreement to purchase an option to purchase the assets and certain liabilities of Tri-State Stores, Inc. ("Tri-State"), GMG Partners LLC, ("GMG") and SASCO Springfield Auto Supply Company, ("SASCO") (Tri-State, GMG and SASCO are collectively referred to herein as "Tri States Stores), and the Agreement with the shareholders of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri, for the option to purchase all of the outstanding shares of MPW (collectively, the "Marketing Business). Finally, the Company cancelled the Agreement to acquire an aggregate of 10,000,000 shares of common stock, being all of the issued and outstanding shares of Pascal Energy, Inc. from that company and its shareholders due to the inability to complete a comprehensive due diligence and difficulties in completing an audit of the financials of Pascal Energy. The shares of common stock, previously issued in anticipation of the completion of the transaction are to be returned to the treasury of the Registrant and cancelled The Company's Marketing Business intends to market certain products under the Tri-States Stores banner and private label automotive products manufactured by Alliance for Tri State Stores, and other sellers. The Company believes that its new name is more reflective of the Company's current business strategy and will facilitate a better understanding by the Company's customers and shareholders of the nature of the Company's new business.

Procedure for the Approval of the Certificate of Amendment to the Company's Certificate of Incorporation

The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the "Nevada Law"). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a

<PAGE>

matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

Required Approvals Obtained

The Board, by its unanimous written consent (the "Board Consent"), adopted resolutions approving the Certificate of Amendment to the Company's Certificate of Incorporation to amend the name of the Corporation to "American Capital Alliance, Inc." On the Record Date, the only issued and outstanding shares of the Company's capital stock entitled to vote on the proposed amendment were 28,30,000 shares of the Company's common stock, par value $.0001 per share (the "Common Stock"), of which the Majority Stockholders held in excess of 51% of the total stock entitled to vote on the proposed amendment. On November 18, 2003, the Majority Stockholders, by written consent in lieu of a meeting, approved the Certificate of Amendment to the Company's Certificate of Incorporation, a copy of which is attached to this Information Statement as Exhibit A. No further consents, votes or proxies are or were necessary to effect the approval of Certificate of Amendment to the Company's Certificate of Incorporation.

Dissenters' Rights of Appraisal.

Under Nevada Law, our dissenting shareholders, if any, are not entitled to appraisal rights with respect to our amendment, and we will not independently provide our shareholders with any such right.

IF YOU HAVE ANY QUESTIONS REGARDING THIS INFORMATION STATEMENT,

PLEASE CONTACT:
Mr. Jesse Fuller
Prelude Ventures Inc.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194
(847) 310-9416

By order of the Board of Directors of
Prelude Ventures Inc.

By: /s/ Jesse Fuller

Name: Jesse Fuller
Title: Chief Executive Officer
and President

6

<PAGE>

Exhibit A

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
PRELUDE VENTURES INC.

7

<PAGE>

<TABLE>
<S> <C> <C>

Form BCA-2.10	ARTICLES OF INCORPORATION	63210935
(Rev. Jan. 2003) Jesse White Secretary of State Department of Business Services Springfield, IL 62756 http://www.cyberdriveillinois.com	This space for use by Secretary of State Filed 11/17/2003 Jesse White Secretary of State	SUBMIT IN DUPLICATE
Payment must be made by certified check, cashier's check, Illinois attorney's check, Illinois C.P.A.'s check or money order, payable to "Secretary of State."	[BARCODE] CP0185784	This space for use by Secretary of State Date Filed 11/17/2003 Franchise Tax $ 25.00 Filing Fee $ 75.00 Total $100.00 Approved CF

1. CORPORATE NAME: AMERICAN AUTOMOTIVE SERVICES, INC.

(The corporate name must contain the word "corporation", "company", "incorporated", "limited" or an abbreviation thereof.)

2. Initial Registered Agent: ROBERT LUCE
First Name / Middle Initial / Last name

Initial Registered Office: 1400 N. GANNON DRIVE, 2ND FLOOR
Number / Street / Suite # (A P.O. BOX ALONE IS NOT ACCEPTABLE)

HOFFMAN ESTATES IL 60194 COOK
City / Zip Code / County

3. Purpose or purposes for which the corporation is organized: |44|
(if not sufficient space to cover this point, add one or more sheets of this size.)

THE TRANSACTION OF ANY AND ALL LAWFUL BUSINESS FOR WHICH CORPORATION CAN BE INCORPORATED UNDER THE ILLINOIS BUSINESS CORPORATION ACT OF 1983.

4. Paragraph 1: Authorized Shares, Issued Shares and Consideration Received:

Class	Number of Shares Authorized	Number of Shares Proposed to be Issued	Consideration to be Received Therefor

COMMON	5000	1000	$1000
		TOTAL = $	

Paragraph 2: The performance, qualifications, limitations, restrictions and special or relative rights in respect of the shares of each class are:
(If not sufficient space to cover this point, add one or more sheets of this size.)
</TABLE>

(over)

<PAGE>

<TABLE>
<S> <C>
5. OPTIONAL: (a) Number of directors constituting the initial board of directors of the corporation:__________.
(b) Names and addresses of the persons who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualify:

Name	Address	City, State, ZIP

6. OPTIONAL: (a) It is estimated that the value of all property to be owned by the corporation for the following year wherever located will be: $__________
(b) It is estimated that the value of the property to be located within the State of Illinois during the following year will be: $__________
(c) It is estimated that the gross amount of business that will be transacted by the corporation during the following year will be: $__________
(d) It is estimated that the gross amount of business that will be transacted from places of business in the State of Illinois during the following year will be: $__________

7. OPTIONAL: OTHER PROVISIONS
Attach a separate sheet of this size for any other provision to be included in the Articles of Incorporation, e.g., authorizing preemptive rights, denying cumulative voting, regulating internal affairs, voting majority requirements, fixing a duration other than perpetual, etc.

8. NAME(S) & ADDRESSES OF INCORPORATOR(S)

The undersigned incorporator(s) hereby declare(s), under penalties of perjury, that the statements made in the foregoing Articles of Incorporation are true.

Dated OCTOBER 30, 2003
(Month & Day), Year

Signature and Name	Address
1. /s/ Jesse Fuller Signature	1. 1400 N. GANNON DRIVE, 2ND FLOOR Street
JESSE FULLER (Type or Print Name)	HOFFMAN ESTATES, IL 60194 City/Town State Zip Code
2. Signature	2. Street
(Type or Print Name)	City/Town State Zip Code
3. Signature	3. Street

(Type or Print Name)	City/Town	State	Zip Code

(Signatures must be in BLACK INK on original document. Carbon copy, photocopy or rubber stamp signatures may only be used on conformed copies.)
NOTE: If a corporation acts as incorporator, the name of the corporation and the state of incorporation shall be shown and the execution shall be by a duly authorized corporate officer.

FEE SCHEDULE

- The initial franchise tax is assessed at the rate of 15/100 of 1 percent ($1.50 per $1,000) on the paid-in capital represented in this state, with a minimum of $25.
- The filing fee is $75.
- The minimum total due (franchise tax + filing fee) is $100.
  (Applies when the Consideration to be Received as set forth in Item 4 does not exceed $16,667)
- The Department of Business Services in Springfield will provide assistance in calculating the total fees if necessary.
  Illinois Secretary of State   Springfield, IL 62756
  Department of Business Services   Telephone (217) 782-6961

C-162.22

</TABLE>

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>PRE 14C
<SEQUENCE>1
<FILENAME>prelude.txt
<TEXT>

SCHEDULE 14C INFORMATION
(Rule 14c-101)

INFORMATION STATEMENT PURSUANT TO SECTION 14(C)
OF THE SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant [X] Filed by a party other than the Registrant [ ] Check the appropriate box:

[X] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to ss.240.14a-11(c) or ss.240.14a-12

PRELUDE VENTURES, INC.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement,
if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X] No fee required
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

[ ] Fee paid previously with preliminary materials.
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:
(2) Form, Schedule or Registration Statement No.:
(3) Filing Party:
(4) Date Filed:

<PAGE>

INFORMATION STATEMENT
TO STOCKHOLDERS
OF
PRELUDE VENTURES, INC.
1400 N. GANNON DRIVE, 2ND FLOOR
HOFFMAN ESTATES, IL 60194

THIS INFORMATION STATEMENT IS BEING PROVIDED TO YOU BY
THE BOARD OF DIRECTORS OF THE COMPANY.
WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED
NOT TO SEND US A PROXY.

This Information Statement is furnished to holders of shares of common stock, $.0001 par value (the "Common Stock"), of Prelude Ventures Inc. (the "Company") to notify such stockholders that on or about November 19, 2003 the Company received written consents in lieu of a meeting of stockholders from holders of a majority of the shares of Common Stock representing in excess of 51 % of the total issued and outstanding shares of voting stock of the Company (the "Majority Stockholders") approving the Certificate of Amendment to the Certificate of Incorporation of the Company, pursuant to which the Company's name will change to "AMERICAN CAPITAL ALLIANCE, INC." (the "Stockholder Matter").

This Information Statement describing the approval of the Stockholder Matter is first being mailed or furnished to the Company's stockholders on or about January 20, 2004, and such matters shall not become effective until at least 20 days thereafter. Expenses in connection with the distribution of this Information Statement will be paid by the Company and are anticipated to be less than $10,000.

The Board of Directors knows of no other matters other than those described in this Information Statement which have been recently approved or considered by the holders of a majority of the shares of the Company's voting stock.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information including annual and quarterly reports on Form 10-KSB and 10-QSB (the "1934 Act Filings") with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company can be inspected and copied at the public reference facilities maintained at the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such material can be obtained upon written request addressed to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site on the Internet (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission through the Electronic Data Gathering, Analysis and Retrieval System ("EDGAR").

2

<PAGE>

The following documents as filed with the Commission by the Company are incorporated herein by reference:

(1) Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003
(2) Quarterly Report on Form 10-QSB for the quarter ended June 30, 2003;
(3) Quarterly Report on Form 10-QSB for the quarter ended March 31, 2003;

(4) Annual Report on Form 10-KSB, as amended for the year ended December 31, 2002; and

(5) Form 8-K's dated April 15, 2003, August 13, 2003 and November 16, 2003.

OUTSTANDING VOTING SECURITIES

As of November 18, 2003 (the "Record Date"), out of the 100,000,000 shares of Common Stock authorized there were 28,300,000 shares of Common Stock issued and outstanding, and out of the 10,000,000 shares of preferred stock authorized there were no shares of the preferred stock outstanding.

Only holders of record of the Common Stock at the close of business on the Record Date were entitled to participate in the written consent of the Company's stockholders. Each share of Common Stock was entitled to one (1) vote.

The Company's Board of Directors approved this action on November 18, 2003 and recommended that the Articles of Incorporation be amended in order to effectuate the name change.

The proposed Amendment to the Articles of Incorporation to amend the name of the Corporation to "AMERICAN CAPITAL ALLIANCE, INC." was filed with the Nevada Secretary of State and was effective on November 19, 2003. If the proposed Amendment were not adopted by written majority shareholder consent, it would have been necessary for this action to be considered by the Company's shareholders at a special shareholder's meeting convened for the specific purpose of approving the Amendment.

The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the "Nevada Law"). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

<PAGE>

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of December 1, 2003, with respect to the beneficial ownership of the 28,300,000 outstanding shares of the Company's Common Stock by (i) each person known by the Company to beneficially own five percent or more of the outstanding shares; (ii) the Company's officers and directors; and (iii) the Company's officers and directors as a group. A person is deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within sixty (60) days.

<TABLE>
<CAPTION>

Nature and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percentage (%) of Class

<S> <C>	<C>	<C>
Jesse Fuller (3)	3,375,000	11.9%
Lawrence J. Griffin (3)	1,125,000	3.9
Christopher A. Hanson (3)	0	0%
Virginia Gefgert (6)	1,350,000	4.7
Al Gudice (3)	1,125,000	3.9
Richard Stefiel (3)	400,000	*
Donald Mago (3)	1,125,000	3.9
Frank Mago (3)	1,125,000	3.9
Al Cilella (3)	375,000	*
Michael S. Krome (4) 8 Teak Court Lake Grove, New York 11755	2,100,000	7.4%
New Century Capital Consultants, Inc. One Great Neck Road	1,250,000	4.4%
Bill Paul, Attorney, ITF (5) William Burns PO Box 712 Grimshaw Alberta Canada T0H 1W0	1,750,000	6.1%
Richard Quinney (5) PO Box 712 Grimshaw Alberta Canada T0H 1W0	2,874,000	10.1%
Directors and Officer as a Group (9 persons)	10,000,000	35.3%

</TABLE>

---

* Indicates ownership is less than 5% of the issued and outstanding shares.

(1) Unless otherwise indicated, the address of each beneficial owner is c/o Prelude Ventures, Inc., 1400 N. Gannon Drive, 2nd Floor, Hoffman Estates, IL 60194.

(2) Beneficial ownership as reported in the table above has been determined in accordance with Item 403 of Regulation S-K of the Securities Act of 1933 and Rule 13(d)-3 of the Securities Exchange Act, and based upon 28,718,302 shares of Common Stock outstanding.

4

<PAGE>

(3) Officer and/or Director of the Company

(4) Michael S. Krome, Esq., is acting as Escrow Agent for the shares held in his name, pursuant to 14D previously filed.

(5) Shares issued as part of the transaction with Pascal Energy, Inc. and to be returned to treasury. Percentages listed include these shares. (6) Virginia Gefgert is the mother of Christopher A. Hanson, and Mr. Hanson should be considered the beneficial owner for purposes of control of the Registrant

DESCRIPTION OF THE STOCKHOLDER MATTER

Approval of the Certificate of Amendment to the Company's Certificate of Incorporation

The Board of Directors (the "Board") by unanimous written consent dated as of November 18, 2003, and certain stockholders (the "Majority Stockholders") owning a majority of issued and outstanding capital stock of the Company entitled to vote, by written consent dated as of November 18, 2003, approved and adopted resolutions to amend the Company's Certificate of Incorporation. The Certificate of Amendment to the Company's Certificate of Incorporation, already filed with the Secretary of State of the State of Nevada changed the Company's name to "AMERICAN CAPITAL ALLIANCE, INC.", and will not be effective earlier than 20 days after the mailing of this Information Statement. The Company recently entered into the transaction recently disclosed in the 8-K filing of November 16, 2003, to wit, the Stock Purchase Agreement with Alliance Petroleum Products Company, and a Rider to Agreement and Plan of Merger, along with the Agreement to purchase an option to purchase the assets and certain liabilities of Tri-State Stores, Inc. ("Tri-State"), GMG Partners LLC, ("GMG") and SASCO Springfield Auto Supply Company, ("SASCO") (Tri-State, GMG and SASCO are collectively referred to herein as "Tri States Stores), and the Agreement with the shareholders of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri, for the option to purchase all of the outstanding shares of MPW (collectively, the "Marketing Business). Finally, the Company cancelled the Agreement to acquire an aggregate of 10,000,000 shares of common stock, being all of the issued and outstanding shares of Pascal Energy, Inc. from that company and its shareholders due to the inability to complete a comprehensive due diligence and difficulties in completing an audit of the financials of Pascal Energy. The shares of common stock, previously issued in anticipation of the completion of the transaction are to be returned to the treasury of the Registrant and cancelled The Company's Marketing Business intends to market certain products under the Tri-States Stores banner and private label automotive products manufactured by Alliance for Tri State Stores, and other sellers. The Company believes that its new name is more reflective of the Company's current business strategy and will facilitate a better understanding by the Company's customers and shareholders of the nature of the Company's new business.

Procedure for the Approval of the Certificate of Amendment to the Company's Certificate of Incorporation

The elimination of the need for a special meeting of the shareholders to approve the Amendment is authorized by Section 78.320 of the Nevada Revised Statutes, (the "Nevada Law"). This Section provides that the written consent of the holders of outstanding shares of voting capital stock, having not less that the minimum number of votes which would be necessary to authorize or take the action at a meeting at which all shares entitled to vote on a matter were present and voted, may be substituted for the special meeting. According to this Section 78.390 of the Nevada Law, a majority of the outstanding shares of voting

<PAGE>

capital stock entitled to vote on the matter is required in order to amend the Company's Articles of Incorporation. In order to eliminate the costs and management time involved in holding a special meeting and in order to effect the Amendment as early as possible in order to accomplish the purposes of the Company, the Board of Directors of the Company voted to utilize the written consent of the majority shareholders of the Company.

Required Approvals Obtained

The Board, by its unanimous written consent (the "Board Consent"), adopted resolutions approving the Certificate of Amendment to the Company's Certificate of Incorporation to amend the name of the Corporation to "AMERICAN CAPITAL ALLIANCE, INC." On the Record Date, the only issued and outstanding shares of the Company's capital stock entitled to vote on the proposed amendment were 28,30,000 shares of the Company's common stock, par value $.0001 per share (the "Common Stock"), of which the Majority Stockholders held in excess of 51% of the total stock entitled to vote on the proposed amendment. On November 18, 2003, the Majority Stockholders, by written consent in lieu of a meeting, approved the Certificate of Amendment to the Company's Certificate of Incorporation, a copy of which is attached to this Information Statement as

Exhibit A. No further consents, votes or proxies are or were necessary to effect the approval of Certificate of Amendment to the Company's Certificate of Incorporation.

Dissenters' Rights of Appraisal.

Under Nevada Law, our dissenting shareholders, if any, are not entitled to appraisal rights with respect to our amendment, and we will not independently provide our shareholders with any such right.

IF YOU HAVE ANY QUESTIONS REGARDING THIS INFORMATION STATEMENT,

PLEASE CONTACT:
Mr. Jesse Fuller Prelude Ventures Inc.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194
(847) 310-9416

By order of the Board of Directors of
Prelude Ventures Inc.

By: /s/ Jesse Fuller

Name: Jesse Fuller
Title: Chief Executive Officer and President

<PAGE>

Exhibit A

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
PRELUDE VENTURES INC.

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>10QSB
<SEQUENCE>1
<FILENAME>form10qsb.txt
<TEXT>

<PAGE>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-QSB

Quarterly Report Pursuant to Section 13 or 15(D) of The Securities Act of 1934

For the quarterly period ended: September 30, 2003
Commission file number: 000-49950

PRELUDE VENTURES, INC.
(Exact name of small business issuer as specified in its charter)

Nevada	98-0232018
(State or other jurisdiction of Incorporation or organization)	(IRS Employee Identification No.)

1400 N. Gannon Drive 2nd Floor Hoffman Estates, IL 60194
(Address of principal executive offices)

(847) 310-9416
(Issuer's telephone number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Common Stock, $0.001 par value	28,300,000
(Class)	(Outstanding as of December 4, 2003)

<PAGE>

PRELUDE VENTURES, INC.
FORM 10-QSB
INDEX

<PAGE>

PART I: FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS (UNAUDITED)

PRELUDE VENTURES, INC.

(A Development Stage Company)

INTERIM FINANCIAL STATEMENTS

September 30, 2003 and December 31, 2002

(Stated in US Dollars)

(Unaudited)

<PAGE>

SEE ACCOMPANYING NOTES
PRELUDE VENTURES, INC.
(A Development Stage Company)
INTERIM BALANCE SHEETS
September 30, 2003 and December 31, 2002
(Stated in US Dollars)
(Unaudited)

<TABLE>
<CAPTION>

ASSETS	(Unaudited) September 30, 2003	(Audited) December 31, 2002
Current		
Cash	$ 55	$ 24,397
Prepaid expenses	-	400
	$ 55	$ 24,797
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 46,895	$ 7,263
Management fees and termination expense payable - Note 5 (b)	470,000	-
Loans payable - Note 4	32,442	10,000
	549,337	17,263
STOCKHOLDERS' EQUITY (DEFICIENCY)		
Preferred stock, $0.001 par value 10,000,000 shares authorized, none issued and outstanding		
Common stock, $0.001 par value 100,000,000 shares authorized 15,000,000 (December 31, 2002: 15,000,000) shares issued and outstanding	15,000	15,000
Additional paid-in capital	85,000	85,000
Deficit accumulated during the development stage	(649,282)	(92,466)
	(549,282)	7,534
	$ 55	$ 24,797

</TABLE>

SEE ACCOMPANYING NOTES

F-1

<PAGE>

PRELUDE VENTURES, INC.
(A Development Stage Company)
INTERIM STATEMENTS OF OPERATIONS for
the three and nine month period ended September 30, 2003

and 2002
and for the period May 24, 2000 (Date of Incorporation) to September 30, 2003
(Stated in US Dollars)
(Unaudited)

<TABLE>
<CAPTION>

<S>	Three months ended September 30, 2003 <C>	Three months ended September 30, 2002 <C>	Nine months ended September 30, 2003 <C>	Nine months ended September 30, 2002 <C>	May 24, 2000 (Date of Incorporation) to September 30, 2003 <C>
Expenses					
Accounting and audit fees	$ 16,477	$ 1,683	$ 42,507	$ 4,850	$ 60,161
Bank charges	51	27	126	156	599
Consulting fees	10,000	-	10,000	-	10,000
Filing fees	-	-	-	4,652	7,185
Foreign exchange loss	-	692	-	692	692
Legal fees	-	-	9,815	-	36,674
Management fees	61,890	8,000	136,890	14,000	159,390
Office and miscellaneous	-	-	231	460	891
Resource property costs	-	1,000	-	5,108	12,688
Transfer agent fees	486	1,165	2,247	1,605	6,002
Termination expenses - Note 5 (b)	355,000	-	355,000	-	355,000
Net loss for the period	$ (443,904)	$ (12,567)	$ (556,816)	$ (31,523)	$ (649,282)
Loss per share	$ (0.03)	$ (0.00)	$ (0.04)	$ (0.00)	
Weighted average number of shares outstanding	15,000,000	12,000,000	15,000,000	7,333,332	

</TABLE>

SEE ACCOMPANYING NOTES

<PAGE>

PRELUDE VENTURES, INC.
(A Development Stage Company)
INTERIM STATEMENTS OF CASH FLOWS for
the three and nine month period ended September 30, 2003
and 2002
and for the period May 24, 2000 (Date of Incorporation) to September 30, 2003
(Stated in US Dollars)
(Unaudited)

<TABLE>
<CAPTION>

<S>	Nine months ended September 30, 2003 <C> <C>	Nine months ended September 30, 2002 <C> <C>	May 24, 2000 (Date of Incorporation) to September 30, 2003 <C> <C>
Cash Flows used in Operating Activities			
Net loss for the period	$ (556,816)	$ (31,523)	$ (649,282)
Changes in non-cash working capital balances related to operations			
Prepaid expenses	400	(700)	-
Accounts payable and accrued liabilities	154,632	(11,066)	161,895
Management fees and termination expense payable	355,000	-	355,000
	(46,784)	(43,289)	(132,387)
Cash Flows from Financing Activities			
Shares issued for cash	-	75,000	100,000
Loan payable	22,442	(4,500)	32,442
	22,442	70,500	132,442
Increase (decrease) in cash during the period	(24,342)	27,211	55
Cash, beginning of the period	24,397	2,383	-
Cash, end of the period	$ 55	$ 29,594	$ 55
Supplementary disclosure of cash flow information:			
Cash paid for:			
Interest	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -

Non-cash Transactions - Note 6

</TABLE>

SEE ACCOMPANYING NOTES

<PAGE>

PRELUDE VENTURES, INC.
(A Development Stage Company)
INTERIM STATEMENT OF STOCKHOLDERS' EQUITY
(DEFICIENCY) for the period May 24, 2000 (Date of
Incorporation) to September 30, 2003
(Stated in US Dollars)
(Unaudited)

<TABLE>
<CAPTION>

	Common Shares		Additional Paid-in	Share	Deficit Accumulated During the Development	
	Number	Par Value	Capital	Subscriptions	Stage	Total
<S> <C>	<C>	<C>	<C>	<C>	<C>	<C>
Capital stock subscribed pursuant to an offering memorandum, for cash - at $0.004	6,000,000	$ 6,000	$ 19,000	$ -	$ -	$ 25,000
Net loss for the period	-	-	-	-	(7,301)	(7,301)
Balance, March 31, 2001	6,000,000	6,000	19,000	-	(7,301)	17,699
Stock subscriptions received	-	-	-	31,000	-	31,000
Net loss for the year	-	-	-	-	(50,409)	(50,409)
Balance, March 31, 2002	6,000,000	6,000	19,000	31,000	(57,710)	(1,710)
Stock subscriptions received	-	-	-	44,000	-	44,000
Shares issued pursuant to an initial public offering - at $0.008	9,000,000	9,000	66,000	(75,000)	-	-
Net loss for the period	-	-	-	-	(34,756)	(34,756)
Balance, December 31, 2002	15,000,000	15,000	85,000	-	(92,466)	7,534
Net loss for the period	-	-	-	-	(556,816)	(556,816)
Balance, September 30, 2003	15,000,000	$ 15,000	$ 85,000	$ -	$ (649,282)	$ (549,282)

</TABLE>

SEE ACCOMPANYING NOTES

<PAGE>

PRELUDE VENTURES, INC.
(A Development Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2003 and December 31, 2002
(Stated in US Dollars)
(Unaudited)

Note 1 Interim Reporting

While the information presented in the accompanying interim nine months financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. All adjustments are of a normal recurring nature. It is suggested that these interim financial statements be read in conjunction with the company's December 31, 2002 financial statements which are contained on Form 10KSB - Annual Report to Shareholders.

Note 2 Continuance of Operations

The financial statements have been prepared using generally accepted accounting principles in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At September 30, 2003, the Company has a working capital deficiency of $549,282 and has accumulated losses of $649,282 since its inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due. The Company is currently pursuing new debt and equity financing in conjunction with the proposed acquisition (Note 7). Additionally, approximately $400,000 was raised in a private placement whose proceeds were used for working capital needs as well as a down payment toward the purchase of an option on one of the proposed acquisitions.

Note 3 Significant Accounting Policy

Development Stage

The Company is no longer classified as a pre-exploration stage company since it has abandoned its mining lease. The Company is now a development stage company as defined in Statement of Financial Accounting Standards No. 7 in respect to its acquisitions (Note 7 (b)).

Note 4 Loans Payable

The loans payable are unsecured, non-interest bearing and due on demand.

<PAGE>

PRELUDE VENTURES, INC.
(A Development Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2003 and December 31, 2002
(Stated in US Dollars)
(Unaudited)

Note 5 Commitments - Note 7

a) Mining Lease

By a lease letter agreement effective March 9, 2001 and amended March 4, 2002 and September 4, 2002, the Company was granted the exclusive right to explore, develop and mine the Medicine Project property located in Elko County of the State of Nevada. The term of the lease was for 20 years, with automatic extensions so long as the conditions of the lease are met. During the nine months ended September 30, 2003, management of the Company terminated the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property. In the opinion of management, there will be no continuing liability.

b) Termination

At September 30, 2003, the Company agreed to issue 200,000 common shares to its former President for the settlement of management fees payable ($105,000), advances to the Company ($10,000) and termination expense ($355,000). The shares have been valued at $2.35 per share.

Note 6 Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the cash flow statement.

The Company has recorded a termination expense in respect to the termination of its former President and has agreed to issue 200,000 common shares at $2.35 per share to satisfy the total liability which includes the termination expense, unpaid management fees and unpaid advances to the Company.

<PAGE>

PRELUDE VENTURES, INC.
(A Development Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2003 and December 31, 2002
(Stated in US Dollars)
(Unaudited)

Note 7 Subsequent Events - Note 7

a) Business Acquisition Cancelled

On April 1, 2003, the Company entered into an agreement to acquire 100% of the issued and outstanding shares of Pascal Energy, Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under Rule 144 of the Securities and Exchange Act and at a later date, issue 5,000,000 common shares, restricted under Rule 144 of Securities and Exchange Act, subject to the Company paying not less than $1,000,000 accumulated dividends to its shareholders of record. Pascal Energy, Inc.'s business is to provide servicing for the oil and gas industry.

The Company has determined that the transaction cannot be completed due to the inability to complete a comprehensive due diligence. The shares of common stock previously transferred in anticipation of the completion of the transaction are to be returned to the treasury of the Company and cancelled.

b) New Acquisitions

On October 9, 2003, the Company entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company ("Alliance") an Illinois Corporation and a Rider to the Alliance Agreement ("Rider"). Alliance is in the business of blending and bottling motor oil and anti-freeze. Under the Alliance Agreement, the Company issued 5,000,000 shares of common stock for 100% of the issued and outstanding shares of the common stock of Alliance (757,864 common shares). An additional 5,000,000 shares of common stock of the Company shall be issued to Worldlink International Network, Inc. upon 24 months from the date hereof. Under the terms of the Rider, the Company is required to provide funding of at least $3,500,000 to refinance and to pay Harris Bank, a secured creditor of Alliance. The shareholders of Alliance have the option to have the 757,864 issued and outstanding shares of common stock of Alliance returned and the Alliance Agreement rescinded if they choose, if the Company does not arrange the funding within 150 days from the date of the execution of the Alliance Agreement.

In addition, on October 9, 2003, the Company entered into an agreement to acquire an option for $500,000 to purchase the assets and certain liabilities of Tri-State Stores, Inc. an Illinois corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG") and SASCO Springfield Auto Supply Company, a Delaware Corporation ("SASCO") (Tristate, GMG and SASCO are collectively referred to herein as "TSG"). Upon exercise of the options, the Company must pay $3,000,000 and assume certain liabilities, not exceeding $700,000. TSG is involved in the automotive after market.

<PAGE>

PRELUDE VENTURES, INC.
(A Development Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2003 and December 31, 2002
(Stated in US Dollars)
(Unaudited)

Note 7 Subsequent Events - (cont'd)

b) New Acquisitions - (cont'd)

In addition, on October 9, 2003, the Company entered into an agreement with the shareholders of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri to acquire the rights to an option to purchase 100% of the outstanding shares of MPW ("MPW Option"). As consideration for the rights to this option, the Company must issue 5,000,000 shares of common stock. Upon exercise of the MPW Option, the Company must issue 5,000,000 shares of common stock to the shareholders of MPW and $2,200,000. This MPW option cannot be exercised until after the refinancing of the TSG debt of approximately $3,000,000. MPW is also an auto parts distributor.

In connection with these agreements, the Company entered into several service agreements (Note 7(c)).

The agreements above are subject to shareholder approval. Upon execution of these agreements, Alliance, TSG and MPW have become related to the Company through appointments of members of their boards of directors to the Company's board of directors.

c) The Company entered into the following service agreements:

- A professional services agreement dated October 9, 2003 with Alpha Advisors, LLC for a term of one year and renewable for an additional year. The fee for these services is the issuance of 1,000,000 shares of common stock of the Company upon execution of the agreements (issued), $25,000 due at signing of the Tri-state Stores and Alliance Petroleum, Inc. agreements and $6,000 payable on the first of each month thereafter. In addition, a finder's fee of 10% of any new financing shall be paid on funds being committed. Upon execution of this agreement, a director of Alpha Advisors, LLC was appointed to the board of directors of the Company.

- A consulting services agreement dated October 9, 2003 with National Securities Corporation, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 1,000,000 shares of common stock of the Company (issued).

<PAGE>

PRELUDE VENTURES, INC.
(A Development Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2003 and December 31, 2002
(Stated in US Dollars)
(Unaudited)

Note 7 Subsequent Events - (cont'd)

c) The Company entered into the following agreements: - (cont'd)

- A consulting services agreement dated October 9, 2003 with New Century Consultants, Inc. for a term of six months renewable on a monthly basis. The fee for this service is the issuance of 1,000,000 shares of common stock of the Company (issued). New Century Consultants, Inc. will become a related party to the Company as it has agreed to purchase a significant portion of the Company's issued and outstanding shares.

- A consulting agreement dated October 10, 2003 with Commonwealth Partners NY, LLC for a term of three years. The fee for this service is the issue of 200,000 free trading shares and 300,000 restricted shares (issued) of common stock of the Company.

<PAGE>

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.

Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or our behalf. We disclaim any obligation to update forward looking statements.

OVERVIEW

History And Organization

Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the state of Nevada on May 24, 2000. We have not commenced business operations and we are considered an exploration stage enterprise. To date, our activities have been limited to organizational matters, obtaining a mining engineer's report and The preparation and filing of the registration statement of which this prospectus is a part of. In connection with the organization of our company, the founding shareholder of our company contributed an aggregate of $25,000 cash in exchange for 1,000,000 shares of common stock (pre-roll forward 6:1). We have no significant assets, and we are totally dependent upon the successful completion of this offering and receipt of the proceeds there from, of which there is no assurance, for the ability to commence our proposed business operations.

Proposed Business

On April 1, 2003, Prelude Ventures, Inc. entered into an agreement to acquire an aggregate of 10,000,000 shares of common stock, being all of the issued and outstanding shares of Pascal Energy Inc. from that company and its shareholders. Prelude has agreed to issue and or exchange following shares: 5,000,000 common voting shares, restricted under rule 144 of the Securities Act of 1933, and in such form as requested by the sellers; and at a later date, issue 5,000,000 Common voting shares, restricted under rule 144 of the Securities Act of 1933, and in such form as requested by the sellers, subject to Prelude paying not less than $1,000,000 accumulated dividend to its shareholders of record. As of November 30, 2003, no shares have been issued and the transaction has been cancelled

<PAGE>

PLAN OF OPERATION

We are a start-up, developmental stage company and have not yet started our business operations or generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion for the year ended December 31, 2002. This means that our auditors believed there was substantial doubt that we can continue as an on-going business unless we obtain additional capital to pay our bills.

Results of Operations

From Inception to May 24, 2000

We initially acquired our first interest in lode mining claims. These claims were abandoned during the three months ended March 31, 2003.

During the second quarter, ended June 30, 2003 our operations focused upon the investigation and acquisition of Pascal Energy Inc. Subsequent to that, in the Third Quarter, ended September 30, 2003, we abandoned our focus on Energy and investigated an entered transaction with Alliance Petroleum Products Company and Tri-State Stores, Inc., and related companies, companies who products are in the manufacture and distribution of auto parts and lubricants

Subsequent Events.

On October 3, 2003, We entered into the transactions set forth on the Current report on form 8-K, filed on November 6, 2003, with Alliance Petroleum Products Company ("Alliance") and Tri-State Stores Inc ("Tri-State"), GMG Partners LLC, ("GMG") and SASCO Springfield Auto Supply Company, ("SASCO") (Tri-State, GMG and SASCO are collectively referred to herein as "TSG"),

Effective October 9, 2003, we have cancelled the proposed transaction with Pascal Energy Inc.
Plan of Operations

Effective October 10, 2003, the Control of the Registrant was changed to the current management.

Liquidity and Capital Resources

Since inception, we have used our common stock to raise money for our property acquisition, for corporate expenses and to repay outstanding indebtedness. Net cash provided by financing activities from inception on May 24, 2000 to September 30, 2003 was $132,442 consisting of $100,000 from the private placement of stock and approximately $32,000 of loan proceeds received from our president and sole director.

Prelude's plan of operations for the next twelve months is to complete the transactions with Alliance and TSG. Including acquisition of additional businesses and internal expansion.

<PAGE>

As of the date of this filing, we have yet to generate any revenues from our business operations and we had sustained cumulative operating losses of $556,816 since inception. In order to fund these needs, the Company's founder paid $25,000 in cash in exchange for 1,000,000 shares of common stock. We have also issued 1,500,000 shares of stock pursuant to our Form SB-2 registration statement. This money was utilized for organizational and start-up costs and as operating capital. An additional $75,000 was raised through the issue of common shares last year.

The Company recognizes a need for additional capital that will be sought through the sale of additional equity by way of a Private Placement. Funds generated will be used to fund working capital requirements as well as expansion and acquisitions. As of November 30, 2003 approximately $400,000 has been raised in this offering

Management fees increased to approximately $60,000 for the quarter and legal and accounting fees were $16,000. These fees increased in connection with the acquisition purchase investigation that resulted in the signing of the agreement noted in the 8-K dated April 15, 2003. We had incurred a termination expense as a result of stock to be issued to the former president to settle his previous management contract

As at September 30, 2003 the Company had insufficient funds to continue operations. Funds have been provided by Directors and Private Placement Shareholders which if not continued could result in the Company curtail operations. We are also seeking additional debt and equity institutional sources of financing.

Should the Company be unsuccessful in its attempts to raise capital it may have to abandon its attempt to complete the October 9, 2003 transactions.

RISK FACTORS

Much of the information included in this registration statement includes or is based upon estimates, projections or other "forward looking statements". Such forward looking statements include any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of Our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other "forward looking statements" involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward Looking statements".

Our common shares are considered speculative during our search for a new business opportunity. Prospective investors should consider carefully the risk factors set out below.

5

<PAGE>

Governmental Regulation

To the best of our knowledge, we are not currently subject to direct federal, state or local regulation in the United States, other than regulations applicable to businesses generally.

Key Personnel

All of our present officers or directors are key to our continuing operations, we rely upon the continued service and performance of these officers and directors, and our future success depends on the retention of these people, whose knowledge of our business and whose technical expertise would be difficult to replace. At this time, none of our officers or directors is bound by employment agreements, and as a result, any of them could leave with little or no prior notice.

If we are unable to hire and retain technical, sales and marketing and operational personnel, any business we acquire could be materially adversely affected. It is likely that we will have to hire a significant number of additional personnel in the future if we identify and complete the acquisition of a business opportunity, or if we enter into a business combination. Competition for qualified individuals is likely to be intense, and we may not be able to attract, assimilate, or retain additional highly qualified personnel in the future. The failure to attract, integrate, motivate and retain these employees could harm our business.

Limited Operating History; Need for Additional Capital

There is no historical financial information about our company upon which to base an evaluation of our performance. We are an exploration stage company and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, and possible cost overruns due to price and cost increases in services. To become profitable and competitive, we conduct research and exploration of our properties. We are seeking equity financing to provide for the capital required to implement our research and exploration phases.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Lack of Market Research or Marketing Organization

We have not conducted or received results of market research indicating that there is a demand for the acquisition of a business opportunity or business combination as contemplated by our company. Even if there is demand for the acquisition of a business opportunity or combination as contemplated, there is no assurance we will successfully complete such an acquisition or combination.

6

<PAGE>

Regulation

Although we will be subject to regulation under the Securities Exchange Act of 1934, management believes that we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities. In the event that we engage in business combinations which result in us holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940, meaning that we would be required to register as an Investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to the status of our company under the Investment Company Act of 1940 and, consequently, any violation of such act would subject us to material adverse consequences.

Uncertain Ability to Manage Growth

Our ability to achieve any planned growth upon the acquisition of a suitable business opportunity or business combination will be dependent upon a number of factors including, but not limited to, our ability to hire, train and assimilate management and other employees and the adequacy of our financial resources. In addition, there can be no assurance that we will be able to manage successfully any business opportunity or business combination. Failure to manage anticipated growth effectively and efficiently could have a materially adverse effect on our business.

"Penny Stock" Rules May Restrict the Market for the Company's Shares

Our common shares are subject to rules promulgated by the Securities and Exchange Commission relating to "penny stocks," which apply to companies whose shares are not traded on a national stock exchange or on the NASDAQ system, trade at less than $5.00 per share, or who do not meet certain other financial requirements specified by the Securities and Exchange Commission. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in the such penny stocks. These rules may discourage or restrict the ability of brokers to sell our common shares and may affect the secondary market for our common shares. These rules could also hamper our ability to raise funds in the primary market for our common shares.

Possible Volatility of Share Prices

Our common shares are currently publicly traded on the Over-the-Counter Bulletin Board service of the National Association of Securities Dealers, Inc. The trading price of our common shares has been subject to wide fluctuations. Trading prices of our common shares may fluctuate in response to a number of factors, many of which will be beyond our control. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with no current business operation. There can be no assurance that trading prices and price earnings ratios previously experienced by our common shares will be matched or maintained. These broad market and industry factors may adversely affect the market price of our common shares, regardless of our operating performance.

7

<PAGE>

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for us and a diversion of management's attention and resources.

Indemnification of Directors, Officers and Others

Our by-laws contain provisions with respect to the indemnification of our officers and directors against all expenses (including, without limitation, attorneys' fees, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that the person is one of our officers or directors) incurred by an officer or director in defending any such proceeding to the maximum extent permitted by Nevada law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of our company under Nevada law or otherwise, we have been advised the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Anti-Takeover Provisions

We do not currently have a shareholder rights plan or any anti-takeover provisions in our By-laws. Without any anti-takeover provisions, there is no deterrent for a take-over of our company, which may result in a change in our management and directors.

Reports to Security Holders

Under the securities laws of Nevada, we are not required to deliver an annual report to our shareholders but we intend to send an annual report to our shareholders.

ITEM 3. CONTROLS AND PROCEDURES

The registrant's Principal executive officers and principal financial officer, based on their evaluation of the registrant's disclosure controls and procedures (as defined in Rules 13a-14 (c) of the Securities Exchange Act of 1934) as of September 30, 2003 have concluded that the registrants' disclosure controls and procedures are adequate and effective to ensure that material information relating to the registrants and their consolidated subsidiaries is recorded, processed , summarized and reported within the time periods specified by the SEC's rules and forms, particularly during the period in which this quarterly report has been prepared.

The registrants' principal executive officers and principal financial officer have concluded that there were no significant changes in the registrants' internal controls or in other factors that could significantly affect these controls subsequent to September 30, 2003 the date of their most recent evaluation of such controls, and that there was no significant deficiencies or material weaknesses in the registrant's internal controls.

<PAGE>

PART II: OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.

We know of no material, active or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceedings or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholders are an adverse party or have a material interest adverse to us.

ITEM 2. CHANGES IN SECURITIES.

None

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

ITEM 5. OTHER INFORMATION.

None.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

(a) Exhibits

3.1	Articles of Incorporation of the Registrant*
3.2	By-laws of the Registrant*
31.1	Section 302 Certification
32.1	Section 906 Certification

----

* Previously filed as an exhibit to the Company's Form 10-SB filed on June 26, 2001

(b) Reports on Form 8-K filed during the three months ended September 30, 2003.

A Current report on Form 8-K-A, under Item 2 Acquisition or Disposition of Assets and Item 5 Other Events and Regulation FD Disclosure was filed on August 13, 2003

<PAGE>

A Current Report on Form 8-K under Item 1: Changes in Control, Item 5. Other Events and Regulation FD Disclosure, Item 6. Resignations of Registrant's Directors and Item 7, Financial Statements and Exhibits of Registrant were filed on November 6, 2003.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November , 2003

Prelude Ventures, Inc.

/s/ Jesse Fuller

Jesse Fuller, President

/s/ George L. Riggs, III

George L. Riggs, III, Interim CFO

10

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>NT 10-Q
<SEQUENCE>1
<FILENAME>doc1.txt
<TEXT>

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

Commission File Number 000-49950

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20-F [X] Form 10-Q
[ ] Form N-SAR

For Period Ended: September 30, 2003

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

FOR THE TRANSITION PERIOD ENDED:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

PRELUDE VENTURES, INC.
Full Name of Registrant

Former Name if Applicable

1400 N. GANNON DRIVE
2ND FLOOR
HOFFMAN ESTATES, IL 60194
Address of Principal Executive Office (Street and Number)
City, State and Zip Code

<PAGE>

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|
| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion
[X] | thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
|
| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant cannot complete filing because Officers' responsible for preparing report were not able to furnish reports to the Auditor due to other Company matters and difficulty in obtaining certain information.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

JESSE FULLER (847) 310-9416
(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

<PAGE>

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate

of the results cannot be made.

PRELUDE VENTURES, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 11/14/03 By: /s/ Jesse Fuller

Jesse Fuller
President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

(Form 12b-25-07/99)

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>8-K
<SEQUENCE>1
<FILENAME>v00471_8-k.txt
<TEXT>

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): October 9, 2003

PRELUDE VENTURES, INC.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-49950	98-0232018
(Commission File No.)	(IRS Employer Identification No.)

1400 N. Gannon Drive
2nd Floor
Hoffman Estates, IL 60194
(847) 310-1400
(Address and telephone number of principal executive offices
and place of business)

<PAGE>

ITEM 1. CHANGES IN CONTROL OF REGISTRANT.

On October 9, 2003, the Board of Directors of the Registrant appointed the following individuals to the Board of Directors

<TABLE>
<CAPTION>

<S> Name	<C> Age	<C> Position
Jesse Fuller	60	Chairman of the Board of Directors, CEO and President
Lawrence J. Griffin	40	Vice-Chairman of the Board, President of Tri-State Acquisition Corp.
Christopher A. Hanson	51	Director, Senior Vice President of Marketing & Legal Affairs
Al Giudice	42	Director and Secretary
George L. Riggs, III	53	Director and Interim Chief Financial Officer
Richard Steifel	69	President of Alliance Petroleum, Inc.
Donald Mago	41	Chief Operating Officer
Frank Mago	42	Senior Vice President
Al Cilella	58	Vice-President and Asst. to Chairman

</TABLE>

The biographies of the new Directors and Officers are as follows:

JESSE FULLER 60 CHAIRMAN OF THE BOARD OF DIRECTORS, CEO AND PRESIDENT
Jesse Fuller has been in the financial, insurance and real estate business for over 20 years. He is the president of the following companies: Since February 1998, President of American Group Financial, Inc., an equipment leasing company that is licensed by the State of Illinois as consumer finance company. Also since January 1997, President of ProTec Security Company, which makes special identification tags used for tagging assets of corporations and other entities, which is the only approved vender for tagging and tracking assets for the Chicago Public Schools. And since April 1997, President of Health Care Benefits, Ltd., which is in the Senior Life Settlement business, which consists of

purchasing life insurance policies from seniors that can not afford the payment of the premiums, and pays them a percentage of the policy amount according to the life expectancy and premiums to be paid.

He is also, since January 2003, the Chairman of the Board of Alliance Petroleum Products Company, which is a blender and bottler of oil and anti-freeze, and is to be a subsidiary of Registrant. Mr. Fuller was educated at Southeastern Illinois College and Aurora Business College. He holds licenses in the following: Illinois real Estate License, Illinois Insurance License, Life, Casualty, Accident, Health and Fire Consumer Finance Company. He is a member of the American Association of Equipment Leasing and General Insurance Association.

<PAGE>

LAWRENCE J. GRIFFIN 40 VICE-CHAIRMAN OF THE BOARD, PRESIDENT OF TRI-STATE ACQUISITION CORP.

Lawrence J. Griffin has been in the automotive aftermarket for his entire career. He has been President and part owner of the following automotive related companies: GMG Partners LLC, Tri-State Stores, Inc. and SASCO Springfield Auto Supply Company. He is part owner and President of Top Notch Parts Distributors, Inc., a tire distributor located in Brookfield, WI. Lawrence has held leadership positions in the automotive aftermarket such as Executive Committee member and Product Committee member of Parts Plus, a nationally recognized marketing group with combined sales of $1 billion. Before his involvement with Parts Plus, Lawrence was a Board of Director and Marketing Committee member of the National Pronto Association, a nationally recognized marketing group with combined sales of 700 million dollars. He is a graduate of DePaul University in Chicago. While at DePaul he majored in Political Science and International Relations. He attended Triton Community College and was student government president in 1982-83.

CHRISTOPHER A. HANSON 51 DIRECTOR, SENIOR VICE PRESIDENT OF MARKETING & LEGAL AFFAIRS

Christopher A. Hanson has a degree in engineering from the University and Michigan and a law degree. After practicing law, he entered business, and in 19, he joined Alliance Petroleum Products Company. He has a seat on the commodities exchange and traded for the last 4 years.

AL GIUDICE 42 DIRECTOR AND SECRETARY

Al Giudice is a CPA and Licensed attorney in Illinois is the founder and president of Giudice Law Offices, Ltd. He also holds a Masters in Law Degree in Taxation. He is vice president of GMG Partners, LLC (since 1997), Tri-State Stores, Inc. (since 1997) and SASCO Springfield Auto Supply Company (since 1996) , companies related to the automotive parts industry. He is president of Lancor Equities, Ltd. a real estate company since 1992. He vice president of Top Notch Parts Distributors, Inc. a Wisconsin tire distributor (since 1995). He is manager of WW Engineering Company LLC a metal fabrication company (since 1996). He is vice president of Altitude Plus LLC in the oral care industry (since 2002). He is president of NRG International, Limited, a Hong Kong toy company (since 2002). He is president of Cool Products Corp USA, a toy company (since 1991). He was a manager of Inland Great Lakes LLC from 1996-2003, a real estate developer. He received his B.B.A. from Loyola University in 1982 with a major in public accounting. He received his J.D. in 1985 from the John Marshall Law School. He received his LLM from John Marshall Law School in 1987.

GEORGE L. RIGGS, III, C.P.A., 53, DIRECTOR AND INTERIM CHIEF FINANCIAL OFFICER.

George L. Riggs, III, C.P.A., was the founder and Managing partner of Riggs & Associates, LLP prior to joining the firm of Centerprise/Scillia Dowling & Natarelli (formerly Simione Scillia Larrow & Dowling LLC) as an audit and accounting principal. He left the firm in October 2002 to return to a solo

<PAGE>

practice. He specializes in public and privately held corporations, with significant experience in mergers and acquisitions, litigation support, and bankruptcy and reorganizations matters. He has over twenty-five years experience in public accounting, including 13 years as a partner at Deliotte & Touche, LLP. He spent ten years as the Professional Practice Director for the Hartford, New Haven and Waterbury offices. In this position, he was responsible for the review of all engagements to ascertain compliance with professional guidelines and technical consultations on all clients in the areas of accounting, auditing and securities. He is a graduate of the University of Hartford where he received the Regents Honor award for graduating first from the school of business administration. He also holds an MBA degree from the University of Connecticut with a specialization in finance. He received a certificate of merit from the Massachusetts Society of CPAs for passing the CPA exam at the first sitting. George has conducted many continuing education seminars for his prior firms and the Connecticut Society of CPAs as well as spoken to many professional groups on certain industry, technical and financing subjects. He holds a CPA certificates in Connecticut and Vermont. He is a member of the American Institute of Certified Public Accountants, the Connecticut Society of Certified Public Accountants, and Mr. Riggs is also Chief Financial Officer of Humana Trans Services Holding Corp, ("HTSC"), traded on the OTC BB, since July 1, 2003.

RICHARD STEIFEL 69 PRESIDENT OF ALLIANCE PETROLEUM, INC.
Attended the University of Illinois. He joined Sovereign Oil in 1956, and grew it into a basic compounder, blender and packager of oil which developed into one of the largest independent oil company producing up to 500,000,000 million quarts annually in five plants located throughout the United States. Sovereign packaged for Valvoline, Amoco, Mobil, Exxon and may other large retailers, including K-mart, Montgomery Ward, Howard Bros, Safeway, etc. He sold Sovereign in 1978. IN 1986 he formed Alliance Petroleum Products Company, which provides proprietary and private label packaged automotive oil and related products. It also provides bulk product to the Industrial and Installer market.

DONALD MAGO 41 CHIEF OPERATING OFFICER
Donald Mago has been in the automotive aftermarket for his entire career. Donald has held leadership positions within the following companies: GMG Partners LLC., Tri-State Stores, Inc. and SASCO Springfield Auto Supply Company. Donald is also an owner and Vice President of Top Notch Parts Distributors, Inc., a tire distribution company in Brookfield, WI. Donald started his professional career as a Customer Service Manager and advanced through the following positions: Warehouse Manager, Operations Manager, Director of Operations, Vice President of Operations, Chief Operations Officer. He also held a position as an outside salesman before starting his management career. Donald was instrumental in the creation of the overall company vision, culture and strategic planning. His outside interest were as a Parish Council Member of St. Peter's Parish which is his local Catholic Church and helping assist in the coaching of his son's

<PAGE>

basketball team. Donald graduated in 1984 from Elmhurst College Illinois with a BAS/Bachelors Degree in Business Management.

FRANK MAGO 42 SENIOR VICE PRESIDENT
Frank Mago has held the position of Vice President of Finance of GMG Partners LLC, Sasco Springfield Auto Supply, Tri-States Stores since 1997. Frank automotive career path began at Tri-State Automotive Warehouse in 1987. Held the position of the main buyer from 1987-1995 and was responsible for handling maintaining control over the inventory. Became controller of Tri-State Automotive in 1993. Was a member of Automotive Warehouse Distributors Association from 1990-2001. Was an active member of the National Pronto Association and the Parts Plus Association. Frank is also an owner/treasurer of Top Notch Parts Distributors Inc, a tire distribution company in Wisconsin. Graduated from Northern Illinois University with bachelor's degree in accounting in 1983. Passed the CPA exam in 1985. Frank was in the Auditing department of Blue Cross Blue Shield of Illinois from 1984-1987.

AL CILELLA 58 VICE-PRESIDENT AND ASST. TO CHAIRMAN
From 1991 to 1995, as President, formed and operated Transport Advertisers Agency, Inc. A company which introduced IN TAXI cab advertising primarily in the Chicago market, along with other national large and small markets. The company marketed, sold advertising and maintained over 5,000 cabs nationally. From 1995 to the present as, President, developed and operated National Resources, Inc., which is a consulting product and services sourcing and sales organization. Also 2000 to present, created and developed as President, Great Northern Financial, which was merged into Ascot Financial Group, Inc., in 2002, which provides commercial financial services to the corporate business community, real estate developers and small to mid-sized business.

ITEM 5. OTHER EVENTS AND REGULATION FD DISCLOSURE

On October 9, 2003, the Registrant entered into a Stock Purchase Agreement ("Alliance Agreement") with Alliance Petroleum Products Company, and a Rider to Agreement and Plan of Merger ("Rider"). Under the Alliance Agreement, Registrant issued 5,000,000 shares of common stock for all of the 757,864 issued and outstanding shares of common stock of Alliance Petroleum Products Corp. Under the terms of the Rider, the shareholders of Alliance Petroleum Products Corp. have the option to re-acquire the 757,864 issued and outstanding shares of common stock of Alliance from the registrant, if they choose, if a letter of commitment for the payoff of the secured debt of Alliance Petroleum Products Corp. with Harris Bank is not secured within 150 days from the date of the execution of the Alliance Agreement.

Also on October 9, 2003, the registrant entered into an Agreement to purchase an

<PAGE>

option to purchase the assets and certain liabilities of Tri-State Stores, Inc., an Illinois Corporation ("Tri-State"), GMG Partners LLC, an Illinois Limited Liability Company ("GMG") and SASCO Springfield Auto Supply Company, a Delaware Corporation, ("SASCO") (Tri-State, GMG and SASCO are collectively referred to herein as "TSG"), for the payment of FIVE HUNDRED THOUSAND DOLLARS ($500,000). The option is exercisable upon the purchase of the net assets of TSG for approximately THREE MILLION DOLALRS ($3,000,000).

In addition, on October 9, 2003, the Registrant entered into an agreement with the shareholders of Motor Parts Warehouse, Inc. ("MPW"), of St. Louis, Missouri, for the option to purchase all of the outstanding shares ("MPW Option"). In payment of this option, Registrant issued 5,000,000 shares of common stock. Upon exercise of the MPW Option, Registrant will pay an additional 5,000,000 shares of common stock to the shareholders of MPW, and Two Million Two Hundred Thousand Dollars ($2,200,000), this option can not be exercised until after the refinancing of the TSG debt, of approximately $3,000,000.

The Registrant, effective October 10, 2003, relocated its offices to 1400 N. Gannon Drive, 2nd Floor, Hoffman Estates, IL 60194, telephone number of (847) 310-1400. The offices are co-located with office of Jesse Fuller, Chairman, CEO and President of the Registrant, occupying approximately 4,000 square feet. The registrant is not subject to a lease and does not pay rent, and the space is sufficient for the Registrant's needs for the foreseeable future.

As previously reported on the Current Report on Form 8-K, filed April 15, 2003, the Registrant, Prelude Ventures, Inc., on April 1, 2003, entered into a definitive agreement to acquire an aggregate of 10,000,000 shares of common stock, being all of the issued and outstanding shares of Pascal Energy, Inc. from that company and its shareholders. Prelude has agreed to issue and or exchange the following shares: with the date of April 1, 2003, 5,000,000 common voting shares, restricted under rule 144 of the Sec. Act, and in such form as requested by the sellers; and at a later date, issue 5,000,000 shares common voting shares, restricted under rule 144 of the Sec. Act, and in such form as requested by the sellers, subject to Prelude paying not less than $1,000,000 accumulated dividend to its shareholders of record.

The Registrant has determined that the transaction can not be completed, due to the inability to complete a comprehensive due diligence and difficulties in completing an audit of the financials of Pascal Energy. The shares of common stock, previously issued in anticipation of the completion of the transaction are to be returned to the treasury of the Registrant and cancelled.

ITEM 6. RESIGNATIONS OF REGISTRANT'S DIRECTORS

Effective October 10, 2003, Anthony Sarvucci, resigned as a Director and Officer of the Registrant. The resignation was accepted by the Board of Directors on

<PAGE>

October 10, 2003. Mr. Sarvucci, in his resignation letter did not advise the Registrant of any disputes with respect with the Registrant on any matter relating to the Registrant's operations, policies or practices. Mr. Sarvucci is to receive a total of 200,000 shares of common stock as his entire compensation for servicing as Sole Director and Officer of the Registrant from April 15, 2003 until October 10, 2003.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

(c) Exhibits

<TABLE>
<CAPTION>
<S> <C>
Exhibit 10.1 Agreement and Plan of Reorganization for Stock Purchase Agreement of Alliance Petroleum

	Products Company
Exhibit 10.2	Rider to Agreement and Plan of Merger
Exhibit 10.3	Agreement and Plant of Reorganization to Purchase Option to Purchase Motor Parts Warehouse, Inc.
Exhibit 10.4	Option to Purchase Motor Parts Warehouse, Inc. from shareholders
Exhibit 10.5	Agreement and Plan of Reorganization to Purchase the Option to Purchase the Assets of Tri-State Stores, Inc., GMG Partners LLC, and SASCO Springfield Auto Supply Company.
Exhibit 10.6	Option to Purchase the Assets of -State Stores, Inc., GMG Partners LLC, and SASCO Springfield Auto Supply Company.
Exhibit 17.	Letter of resignation of Anthony Sarvucci

</TABLE>

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 6, 2003

Prelude Ventures, Inc.

By: Jesse Fuller

Jesse Fuller, President

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>SC 13D
<SEQUENCE>1
<FILENAME>sched13d.txt
<TEXT>
<PAGE>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No.: __)

Prelude Ventures, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class* of Securities)

740456 20 7

(CUSIP Number)

Michael S. Krome, P.C.
8 Teak Court
Lake Grove, New York 11755
(631) 737-8381
(Name Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 29, 2003
(Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes)

<PAGE>

SCHEDULE 13D

<TABLE>
<CAPTION>
CUSIP No.: 740456 20 7

<S>	<C>	
1	Name of Reporting Person S.S. or IRS IDENTIFICATION NO. of ABOVE PERSON 11-3494183	
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP	(a) [X] (b) [ ]
3	SEC USE ONLY	
4	SOURCE OF FUNDS	

	00	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES	

Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 4,200,000
	8	SHARED VOTING POWER 250,000
	9	SOLE DISPOSITIVE POWER 4,200,000
	10	SHARED DISPOSITIVE POWER 250,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,450,000
12	CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29%
14	TYPE OF REPORTING PERSON IN

</TABLE>

<PAGE>

Item 1. SECURITY AND ISSUER

The class of securities to which this statement relates in the common stock, $0.001 par value (the "Common Stock") of Prelude Ventures, Inc., located at 240-18 Gostick Place, North Vancouver, BC, Canada V7M 3G3

ITEM 2. IDENTITY AND BACKGROUND

<TABLE>
<CAPTION>

(a) - (c) Name		Principal Occupation	Employer	Address
<S>				<C>
Michael S. Krome, Esq.		Attorney	Self	8 Teak Court Lake Grove, NY 11755
	(d)	None		
	(e)	None		
	(f)	United States		

</TABLE>

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Shares were acquired pursuant to Escrow Agreement between Next Millennium Management Ltd. ("Agent for Sellers"), having an office at 522-625 Howe Street, Vancouver, BC, V6J 5L1, Gregory S. Yanke Law Corporation ("Sellers' Counsel"), having its office at 200-675 West Hastings Street, Vancouver, BC V6B 1N2 and Michael S. Krome, Esq., Escrow Agent.

ITEM 4. PURPOSE OF TRANSACTION

Shares were purchased in anticipation of a future transaction, either through a stock exchange with an operating company, purchase of assets or combination of such transactions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 4,200,00 shares of Common Stock of the Issuer, representing approximately 28.3% of the Issuer's common stock (based upon 14,982,700 shares of common stock outstanding at September 30, 2003).

<PAGE>

(b) Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the 4,200,000 shares beneficially owned by the Reporting Person.

(c) Transactions Within the Past 60 Days. Except as noted herein, the Reporting Person has not effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty (60) days preceding the date hereof.

(d) Certain Rights of Other Persons. Not Applicable

(e) Date Ceased to be a 5% Owner. Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Attached is the Escrow Agreement related to the shares of common stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of October 13, 2003

/s/ Michael S. Krome

Michael S. Krome, Esq.
Escrow Agent

<PAGE>

STOCK PURCHASE AND ESCROW AGREEMENT

STOCK PURCHASE and ESCROW AGREEMENT dated as of June 20, 2003, among New Century Capital Consultants, Inc., ("Agent for Buyers'"), doing business at 1 Great Neck Road, Great Neck, New York 11201, Next Millennium Management Ltd. ("Agent for Sellers"), having an office at 522 -625 Howe Street, Vancouver, BC, V6J 5L1, Gregory S. Yanke Law Corporation ("Sellers' Counsel"), having its office at 200 - 675 West Hastings Street, Vancouver, BC V6B 1N2 and Michael S. Krome, P.C., as escrow agent, having his office for the practice of law at 8 Teak Court, Lake Grove, New York ("Escrow Agent").

WHEREAS, a New Century Capital Consultants, Inc. (the "Agent for Buyers'") is desirous of purchasing 14,832,700 of the shares of common stock (the "Stock") of Prelude Ventures, Inc. ("PLUD") for an aggregate purchase price of $520,000 (the "Purchase Price");

WHEREAS, the Agent For Sellers has the authority to act on behalf of the owners of the Stock, which owners desire to sell the stock to Agent for Buyers';

WHEREAS, Sellers' Counsel has possession of the Stock and upon the receipt of the Purchase Price has irrevocable instructions to transfer the Stock to the Escrow Agent; and

WHEREAS, in conjunction with sale and purchase of the Stock, all parties desire the Escrow Agent to handle the transaction on behalf of the Agent for Buyers'.

NOW, THEREFORE, for good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties do hereby agree as follows:

1. Purchase. Agent for Buyers' agrees to purchase the Stock for the Purchase Price.

2. Transfer. Agent for Buyers' shall effect the payment of the Purchase Price by way of a series of market transactions whereby Sellers' Counsel, through a trust brokerage account, shall sell to Agent for Buyers' shares of common stock of PLUD comprising a portion of the Stock. Immediately upon receipt

of the entire Purchase Price, Sellers' Counsel shall transfer all remaining Stock in certificate form, duly endorsed, or by Depository Trust Company transfer to the Escrow Agent in accordance with the instructions provided in Exhibit "A" hereto.

3. Additional Shares. Agent for Sellers will use its best efforts to locate and forward to Escrow Agent an additional 100,000 shares of PLUD that were previously forwarded to a promoter in San Diego. If the shares cannot be returned, then Seller will use its best efforts to arrange for a lock-up agreement with the holder of the additional shares.

4. Failure to Transfer Shares. Upon the completion of the Purchase Price, if the Sellers' Counsel fails to transfer the remaining Stock to the Escrow Agent, the Agent for Buyers' shall have the right to rescind the Purchase Price, and to seek punitive damages from the shareholders that the Agent for Sellers represents.

<PAGE>

5. Appointment of Escrow Agent.

a. Appointment. The Escrow Agent shall act as the escrow agent as set forth herein, and as such shall receive, acknowledge receipt, retain, release and deliver the Stock on the terms, and subject to the conditions, set forth herein.

b. Rights, Duties and Immunities.

(i) The duties and obligations of the Escrow Agent shall be determined solely by the express provisions of this Agreement. The Escrow Agent shall not be liable except for the . performance of such duties and obligations as are specifically set out in this Agreement and the Escrow Agent shall not be deemed to have any knowledge of, or responsibility for, the terms of any other agreement, instrument or document.

(ii) The Escrow Agent shall not be responsible in any manner whatsoever for any failure or inability of any party hereto, or of any one else, to deliver documents to the Escrow Agent or otherwise to honor any of the provisions of this Agreement or otherwise.

(iii) The Agent for Buyers' and Seller will indemnify the Escrow Agent for, and defend and hold it harmless against, any loss, liability or expense (including but not limited to attorneys' fees and disbursements) arising out of or in connection with, its acceptance of or the performance of its duties and obligations under or the interpretation of this Agreement; provided, however, that this Section 3(c) shall not apply to losses, liabilities and expenses caused by the bad faith, willful misconduct or gross negligence of the Escrow Agent.

(iv) The Escrow Agent shall not be liable for any error of judgment, or for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law, or for anything which it may do or refrain from doing in connection herewith, except its own bad faith, willful misconduct or gross negligence.

c. Release of Escrow. The Escrow Agent shall hold, release and deliver the Stock as directed by the Agent for Buyers'.

e. Fees and Costs of the Escrow Agent. All fees and reimbursement of any reasonable expenses to the Escrow Agent shall be the responsibility of the Agent for Buyers'.

6. Governing Law and Construction. This Agreement, the rights of the parties in, under and to this Agreement and any dispute or action relating to this Agreement (whether in contract, tort or otherwise) will be governed by, construed and enforced in accordance with the laws of New York applicable to the agreements made and performed entirely in that State. Any legal actions, suits or proceeding arising out of this Agreement (whether arising in contract, tort or otherwise) other than any claim, action, dispute or controversy subject to arbitration under Section 7 hereof, will be brought exclusively in a federal or state court located in the State of New York having jurisdiction of those courts with respect to any legal actions, suits or proceeding (whether arising in contract, tort or otherwise) arising out of this Agreement. In the event of any

legal action, suit or proceeding, the parties waive their right to a jury trail.

<PAGE>

7. Notices. All notices, demands, requests, consents, approvals, reports or other communications required or permitted to be given pursuant to this Agreement shall be in writing and delivered to the addresses indicated above.

8. Headings. The headings of the sections of this Agreement are inserted as a matter of convenience and for reference purposes only, are of no binding effect, and in no respect define, limit or describe the scope of this Agreement or the instant of any section.

9. Counterparts. This Agreement may be signed in any number of counterparts with the same effect as if the signatures to each were upon the same instrument.

10. Entire Agreement. This Agreement represents the entire understanding and agreement between the parties with respect to the subject matter hereof, supersedes all prior negotiations between the parties, and can be amended, modified, supplemented, extended, terminated, discharged or changed only by an agreement in writing which makes specific reference to this Agreement and which is signed by all parties.

11. Severability. Any provision of this Agreement that may be determined by a court of competent jurisdiction to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. It is expressly understood, however, that the parties intend each and every provision of this Agreement to be valid and enforceable and hereby knowingly waive all rights to object to any provision of this Agreement.

[Rest of page Intentionally left blank - Signature page follows]

<PAGE>

IN WITNESS WHEREOF, the parties have caused this Escrow Agreement to be executed as of the date first above written.

Michael S. Krome, P.C.
As Escrow Agent

By: ______________________
Michael S. Krome

Agent for Buyers': New Century Capital Consultants, Inc.

By: ______________________
Name:
Title: President

Agent for Seller: Next Millenium Management Ltd.

By: ______________________
Name: Keith Balderson
Title: President

Sellers' Counsel: Gregory S. Yanke Law Corporation

By: ______________________
Name: Greg Yanke
Title: President

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>10QSB
<SEQUENCE>1
<FILENAME>form10q.txt
<TEXT>
<PAGE>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-QSB

Quarterly Report Pursuant to Section 13 or 15(D) of The Securities Act of 1934

For the quarterly period ended: June 30, 2003
Commission file number: 000-49950

PRELUDE VENTURES, INC.
(Exact name of small business issuer as specified in its charter)

Nevada	98-0232018
(State or other jurisdiction of incorporation or organization)	(IRS Employee Identification No.)

234 - 5149 Country Hills Boulevard, Suite 208, Calgary, Alberta, T3A 5K8
(Address of principal executive offices)

(403) 547-1575
(Issuer's telephone number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date:

Common Stock, $0.001 par value	15,000,000
(Class)	(Outstanding as of August 11, 2003)

<PAGE>

<TABLE>
<CAPTION>

PRELUDE VENTURES, INC.
FORM 10-QSB
INDEX

</TABLE>

<PAGE>

PART I: FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS (UNAUDITED)

PRELUDE VENTURES, INC.

(A Pre-exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

June 30, 2003 and December 31, 2002

(Stated in US Dollars)

(Unaudited)

<PAGE>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
INTERIM BALANCE SHEETS
June 30, 2003 and December 31, 2002
(Stated in US Dollars)
(Unaudited)

<TABLE>
<CAPTION>

ASSETS	(Unaudited) June 30, 2003	(Audited) December 31, 2002
<S>	<C>	<C>
Current		
Cash	$ 17,327	$ 24,397
Prepaid expenses	--	400
	$ 17,327	$ 24,797
LIABILITIES		
Current		
Accounts payable	$ 90,263	$ 7,263
Loans payable	32,442	10,000
	122,705	17,263
STOCKHOLDERS' EQUITY (DEFICIENCY)		
Preferred stock, $0.001 par value 10,000,000 shares authorized, none outstanding		
Common stock, $0.001 par value 100,000,000 shares authorized 15,000,000 (December 31, 2002: 15,000,000) shares outstanding	15,000	15,000
Paid-in capital	85,000	85,000
Deficit accumulated during the pre-exploration stage	(205,378)	(92,466)
	(105,378)	7,534
	$ 17,327	$ 24,797

</TABLE>

SEE ACCOMPANYING NOTES

<PAGE>

<TABLE>
<CAPTION>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
INTERIM STATEMENTS OF OPERATIONS
for the three and six month period ended June 30, 2003 and 2002
and for the period May 24, 2000 (Date of Incorporation) to June 30, 2003
(Stated in US Dollars)
(Unaudited)

May 24, 2000
(Date of Incor-

	Three months ended June 30 2003	2002	Six months ended June 30, 2003	2002	poration) to June 30, 2003
<S>	<C>	<C>	<C>	<C>	<C>
Expenses					
Accounting and audit fees	$ 20,709	$ 1,000	$ 26,029	$ 3,167	$ 43,684
Bank charges	19	95	75	129	548
Filing fees	--	25	--	4,652	7,185
Foreign exchange loss	--	--	--	--	692
Legal fees	4,159	--	9,816	--	36,674
Management fees	60,000	3,000	75,000	6,000	97,500
Office and miscellaneous	115	53	231	460	891
Resource property costs	--	2,608	--	4,108	12,688
Transfer agent fees	1,455	410	1,761	440	5,516
Net loss for the period	$ 86,457	$ 7,191	$ 112,912	$ 18,956	$ 205,378
Basic loss per share	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.00)	
Weighted average number of shares outstanding	15,000,000	6,000,000	15,000,000	6,000,000	

</TABLE>

SEE ACCOMPANYING NOTES

<PAGE>

<TABLE>
<CAPTION>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
INTERIM STATEMENTS OF CASH FLOWS
for the three and six month period ended June 30, 2003 and 2002
and for the period May 24, 2000 (Date of Incorporation) to June 30, 2003
(Stated in US Dollars)
(Unaudited)

	Six months ended June 30 2003	2002	May 24, 2000 (Date of Incorporation) to June 30, 2003
<S>	<C>	<C>	<C>
Cash Flows from Operating Activities			
Net loss for the period	$(112,912)	$ (18,956)	$(205,378)
Changes in non-cash working capital balances related to operations			
Share subscription receivable	--	(692)	--
Prepaid expenses	400	(2,000)	--
Accounts payable and accrued liabilities	83,000	(6,960)	90,263
	(29,512)	(28,608)	(115,115)
Cash Flows from Financing Activities			
Shares issued for cash	--	72,000	100,000
Loans payable	22,442	(9,500)	32,442
	22,442	62,500	132,442
Increase (decrease) in cash during the period	(7,070)	33,892	17,327
Cash, beginning of the period	24,397	2,383	--
Cash, end of the period	$ 17,327	$ 36,275	$ 17,327
Supplementary disclosure of cash flow information:			
Cash paid for:			
Interest	$ --	$ --	$ --
Income taxes	$ --	$ --	$ --

</TABLE>

SEE ACCOMPANYING NOTES

F-4

<PAGE>

<TABLE>
<CAPTION>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
INTERIM STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)
for the period May 24, 2000 (Date of Incorporation) to June 30, 2003
(Stated in US Dollars)
(Unaudited)

	Common Shares Number	Common Shares Par Value	Additional Paid-in Capital	Share Subscriptions	Deficit Accumulated During the Pre-exploration Stage	Total
<S>	<C>	<C>	<C>	<C>	<C>	<C>
Capital stock subscribed pursuant to an offering memorandum, for cash - at $0.004	6,000,000	$ 6,000	$ 19,000	$ --	$ --	$ 25,000
Net loss for the period	--	--	--	--	(7,301)	(7,301)
Balance, as at March 31, 2001	6,000,000	6,000	19,000	--	(7,301)	17,699
Stock subscriptions received	--	--	--	31,000	--	31,000
Net loss for the year	--	--	--	--	(50,409)	(50,409)
Balance, March 31, 2002	6,000,000	6,000	19,000	31,000	(57,710)	(1,710)
Stock subscriptions received	--	--	--	44,000	--	44,000
Shares issued pursuant to an initial public offering - at $0.008	9,000,000	9,000	66,000	(75,000)	--	--
Net loss for the period	--	--	--	--	(34,756)	(34,756)
Balance, as at December 31, 2002	15,000,000	15,000	85,000	--	(92,466)	7,534
Net loss for the period	--	--	--	--	(112,912)	(112,912)
Balance, as at June 30, 2003	15,000,000	$ 15,000	$ 85,000	$ --	$ (205,378)	$ (105,378)

</TABLE>

SEE ACCOMPANYING NOTES

F-5

<PAGE>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
June 30, 2003
(Stated in US Dollars)
(Unaudited)

Note 1 Interim Reporting

While information presented in the accompanying interim six months financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. All adjustments are of a normal recurring nature. It is suggested that these interim financial statements be read in conjunction with the company's December 31, 2002 financial statements.

Note 2 Continuance of Operations

The financial statements have been prepared using generally accepted accounting principles in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At June 30, 2003, the Company has a working capital deficiency of $105,378 and has accumulated losses of $205,378 since its commencement. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due.

Note 3 Commitments

Mining Lease

By a lease letter agreement effective March 9, 2001 and amended March 4, 2002 and September 4, 2002, the Company was granted the exclusive right to explore, develop and mine the Medicine Project property located in Elko County of the State of Nevada. The term of the lease was for 20 years, with automatic extensions so long as the conditions of the lease are met. The Company was required to pay minimum advance royalty payments totalling $97,500 on various dates to March 9, 2005 and then $50,000 every March 9 thereafter. The Company had paid a total of $7,500 in minimum advance royalty payments.

During the six months ended June 30, 2003, management of the Company abandoned the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work on the property as required by federal state and local law for disturbances resulting from the Company's activities on the property.

<PAGE>

Note 3 Commitments - (cont'd)

Business Acquisition

On April 1, 2003, the Company entered into a definitive agreement to acquire 100% of the issued and outstanding shares of Pascal Energy Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under rule 144 of the Securities and Exchange Act, and at a later date, issue 5,000,000 shares common shares, restricted under rule 144 of the Securities and Exchange Act subject to the company paying not less than $1,000,000 accumulated dividends to its shareholders of record. Pascal Energy Inc.'s business is to provide servicing for the oil and gas industry.

The Company has not completed its due diligence with respect to the acquisition of Pascal Energy Inc., and as a result, the transaction has not closed. Upon completion of due diligence, the closing of the transaction will be subject to the approval of the Board of Directors of the Company.

<PAGE>

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

FORWARD-LOOKING STATEMENTS

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.

Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or our behalf. We disclaim any obligation to update forward looking statements.

OVERVIEW

History And Organization

Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the state of Nevada on May 24, 2000. We have not commenced business operations and we are considered an exploration stage enterprise. To date, our activities have been limited to organizational matters, obtaining a mining engineer's report and The preparation and filing of the registration statement of which this prospectus is a part of. In connection with the organization of our company, the founding shareholder of our company contributed an aggregate of $25,000 cash in exchange for 1,000,000 shares of common stock (pre-roll forward 6:1). We have no significant assets, and we are totally dependent upon the successful completion of this offering and receipt of the proceeds there from, of which there is no assurance, for the ability to commence our proposed business operations.

Proposed Business

On April 1, 2003, Prelude Ventures, Inc. entered into an agreement to acquire an aggregate of 10,000,000 shares of common stock, being all of the issued and outstanding shares of Pascal Energy Inc. from that company and its shareholders. Prelude has agreed to issue and or exchange following shares: 5,000,000 common voting shares, restricted under rule 144 of the Securities Act of 1933, and in such form as requested by the sellers; and at a later date, issue 5,000,000 common voting shares, restricted under rule 144 of the Securities Act of 1933, and in such form as requested by the sellers, subject to Prelude paying not less than $1,000,000 accumulated

<PAGE>

dividend to its shareholders of record. As of August 15, 2003, no shares have been issued and the closing of the transaction is pending final due diligence by the Company and tax planning on behalf of the vendors.

GENERAL

We are a start-up, exploration stage company and have not yet started our business operations or generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that our auditors believe there is doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills.

Results of Operations

From Inception on May 24, 2000

We initially acquired our first interest in lode mining claims. These claims were abandoned during the three months ended March 31, 2003.

During the past quarter our operations focused upon the investigation and acquisition of Pascal Energy Inc.

Pascal Energy Inc. is involved in oilfield infrastructure services mainly in the Province of Alberta, Canada.

Plan of Operations

Since inception, we have used our common stock to raise money for our property acquisition, for corporate expenses and to repay outstanding indebtedness. Net cash provided by financing activities from inception on May 24, 2000 to June 30, 2001 was $5,500 as a result of proceeds received from our president and sole director. On April 11, 2001 we received additional cash financing of $19,500 as a result of proceeds received from our then president and sole director.

Prelude's plan of operations for the next twelve months is to undertake development of Pascal Energy Inc. including acquisition of additional businesses and expansion of existing operations in Canada and the United States.

The Company recognizes a need for additional capital that will be sought through the sale of additional equity by way of Private Placement. Funds generated will be used to fund working capital requirements as well as expansion and acquisitions.

Liquidity and Capital Resources

<PAGE>

As of the date of this report, we have yet to generate any revenues from our business operations. Since our inception, the Company's founder paid $25,000 in cash in exchange for 1,000,000 shares of common stock. We have also issued 1,500,000 shares of stock pursuant to our Form SB-2 registration statement. This money was utilized for organizational and start-up costs and as operating capital. An additional $75,000 was raised through the issue of common shares last year. As of June 30, 2003 we had sustained cumulative operating losses of $205,378.

The quarter ended June 30, 2003 saw an increase in activity which was due primarily to the investigation of the purchase of Pascal Energy Inc.

Management fees were $60,000 for the quarter and legal and accounting fees increased to $4,159 and $20,709 respectively from $nil and $1,000 in the 3 months ended June 30, 2002. These fees increased in connection with the acquisition purchase investigation that resulted in the signing of the agreement noted in the 8K dated April 15, 2003.

As at June 30, 2003 the Company had insufficient funds to continue operations. Funds have been provided by Directors and Shareholders which if not continued could result in the Company curtailing operations.

The company's cash resources amounted to $17,327 as at June 30, 2003

Should the Company be unsuccessful in its attempts to raise capital it may have to curtail operations.

RISK FACTORS

Much of the information included in this registration statement includes or is based upon estimates, projections or other "forward looking statements". Such forward looking statements include any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other "forward looking statements" involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward looking statements".

Our common shares are considered speculative during our search for a new business opportunity. Prospective investors should consider carefully the risk factors set out below.

Governmental Regulation

<PAGE>

To the best of our knowledge, we are not currently subject to direct federal, state or local regulation in the United States, other than regulations applicable to businesses generally.

Key Personnel

Although none of our present officers or directors are key to our continuing operations, we rely upon the continued service and performance of these officers and directors, and our future success depends on the retention of these people, whose knowledge of our business and whose technical expertise would be difficult to replace. At this time, none of our officers or directors are bound by employment agreements, and as a result, any of them could leave with little or no prior notice.

If we are unable to hire and retain technical, sales and marketing and operational personnel, any business we acquire could be materially adversely affected. It is likely that we will have to hire a significant number of additional personnel in the future if we identify and complete the acquisition of a business opportunity, or if we enter into a business combination. Competition for qualified individuals is likely to be intense, and we may not be able to attract, assimilate, or retain additional highly qualified personnel in the future. The failure to attract, integrate, motivate and retain these employees could harm our business.

Limited Operating History; Need for Additional Capital

There is no historical financial information about our company upon which to base an evaluation of our performance. We are an exploration stage company and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our properties, and possible cost overruns due to price and cost increases in services. To become profitable and competitive, we conduct research and exploration of our properties. We are seeking equity financing to provide for the capital required to implement our research and exploration phases.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Continued Management Control/Limited Time Availability

We are dependent upon management's personal abilities to evaluate business opportunities that may be presented in the future. While seeking to acquire a business opportunity, management anticipates devoting up to 50% of their time to our business. Management may or may not have prior experience in the technical aspects of the industry or the business within that industry that may be acquired. Our officers have not entered into written employment agreements with us with respect to our proposed plan of operation and are not expected to do so in the foreseeable future. We have not obtained key man life insurance on our officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any

<PAGE>

of these individuals would adversely affect development of our business and our likelihood of continuing operations.

Lack of Market Research or Marketing Organization

We have not conducted or received results of market research indicating that there is a demand for the acquisition of a business opportunity or business combination as contemplated by our company. Even if there is demand for the acquisition of a business opportunity or combination as contemplated, there is no assurance we will successfully complete such an acquisition or combination.

Regulation

Although we will be subject to regulation under the Securities Exchange Act of 1934, management believes that we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities. In the event that we engage in business combinations which result in us holding passive investment interests in a number of entities, we could be subject to regulation under the Investment Company Act of 1940, meaning that we would be required to register as an investment company and could be expected to incur significant registration and compliance costs. We have obtained no formal determination from the Securities and Exchange Commission as to the status of our company under the Investment Company Act of 1940 and, consequently, any violation of such act would subject us to material adverse consequences.

Taxation

United States and, if applicable, international tax consequences will, in all likelihood, be major considerations in any business acquisition or combination we may undertake. Typically, these transactions may be structured to result in tax-free treatment pursuant to various United States tax provisions. We intend to structure any business combination so as to minimize the tax consequences to both our company, our management, our principal shareholder and the target entity. Management cannot ensure that a business combination will meet the statutory requirements for a tax-free reorganization, or that the parties will obtain the intended tax-free treatment upon a transfer of common shares or assets. A non-qualifying reorganization could result in the imposition of taxes, which may have an adverse effect on both parties to the transaction.

Uncertain Ability to Manage Growth

Our ability to achieve any planned growth upon the acquisition of a suitable business opportunity or business combination will be dependent upon a number of factors including, but not limited to, our ability to hire, train and assimilate management and other employees and the adequacy of our financial resources. In addition, there can be no assurance that we will be able to manage successfully any business opportunity or business combination. Failure to manage anticipated growth effectively and efficiently could have a materially adverse effect on our business.

<PAGE>

"Penny Stock" Rules May Restrict the Market for the Company's Shares

Our common shares are subject to rules promulgated by the Securities and Exchange Commission relating to "penny stocks," which apply to companies whose shares are not traded on a national stock exchange or on the NASDAQ system, trade at less than $5.00 per share, or who do not meet certain other financial requirements specified by the Securities and Exchange Commission. These rules require brokers who sell "penny stocks" to persons other than established customers and "accredited investors" to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in the such penny stocks. These rules may discourage or restrict the ability of brokers to sell our common shares and may affect the secondary market for our common shares. These rules could also hamper our ability to raise funds in the primary market for our common shares.

Possible Volatility of Share Prices

Our common shares are currently publicly traded on the Over-the-Counter Bulletin Board service of the National Association of Securities Dealers, Inc. The trading price of our common shares has been subject to wide fluctuations. Trading prices of our common shares may fluctuate in response to a number of factors, many of which will be beyond our control. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with no current business operation. There can be no assurance that trading prices and price earnings ratios previously experienced by our common shares will be matched or maintained. These broad market and industry factors may adversely affect the market price of our common shares, regardless of our operating performance.

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs for us and a diversion of management's attention and resources.

Indemnification of Directors, Officers and Others

Our by-laws contain provisions with respect to the indemnification of our officers and directors against all expenses (including, without limitation, attorneys' fees, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that the person is one of our officers or directors) incurred by an officer or director in defending any such proceeding to the maximum extent permitted by Nevada law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of our company under Nevada law or otherwise, we have been advised the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

<PAGE>

Anti-Takeover Provisions

We do not currently have a shareholder rights plan or any anti-takeover provisions in our By-laws. Without any anti-takeover provisions, there is no deterrent for a take-over of our company, which may result in a change in our management and directors.

Reports to Security Holders

Under the securities laws of Nevada, we are not required to deliver an annual report to our shareholders but we intend to send an annual report to our shareholders.

ITEM 3. CONTROLS AND PROCEDURES

The registrant's Principal executive officers and principal financial officer, based on their evaluation of the registrant's disclosure controls and procedures (as defined in Rules 13a-14 (c) of the Securities Exchange Act of 1934) as of June 30, 2003 have concluded that the registrants' disclosure controls and procedures are adequate and effective to ensure that material information relating to the registrants and their consolidated subsidiaries is recorded, processed , summarized and reported within the time periods specified by the SEC' s rules and forms, particularly during the period in which this quarterly report has been prepared.

The registrants' principal executive officers and principal financial officer have concluded that there were no significant changes in the registrants' internal controls or in other factors that could significantly affect these controls subsequent to June 30, 2003 the date of their most recent evaluation of such controls, and that there was no significant deficiencies or material weaknesses in the registrant's internal controls.

PART II: OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.

We know of no material, active or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceedings or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholders are an adverse party or have a material interest adverse to us.

ITEM 2. CHANGES IN SECURITIES.

None

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

None.

<PAGE>

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

ITEM 5. OTHER INFORMATION.

None.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

(a) Exhibits

3.1 Articles of Incorporation of the Registrant*
3.2 By-laws of the Registrant*
31.1 Section 302 Certification
32.1 Section 906 Certification

----

* Previously filed as an exhibit to the Company's Form 10-SB filed on June 26, 2001

(b) Reports on Form 8-K filed during the three months ended June 30, 2003.

A current report on Form 8K under Item 1: Changes in Control of Registrant was filed on April 15, 2003.

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2003 Prelude Ventures, Inc.

/s/ Anthony Sarvucci

Anthony Sarvucci
President, CEO and CFO

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>NT 10-Q
<SEQUENCE>1
<FILENAME>doc1.txt
<TEXT>

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number - 000-49950

NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K [_] Form 11-K [_] Form 20-F
[X] Form 10-Q [_] Form N-SAR

For Period Ended: June 30, 2003

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

<PAGE>

PART I
REGISTRANT INFORMATION

PRELUDE VENTURES, INC.

Full Name of Registrant

Former Name if Applicable

234 - 5149 Country Hills Boulevard Suite 208

Address of Principal Executive Office (Street and Number)

CALGARY, A.B., CANADA, T3A 5K8

City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

| (a) The reasons described in reasonable detail in Part III of this form could not be | eliminated without unreasonable effort or expense;
|
[X] | (b) The subject annual report, semi-annual report, transition report on Form 10-
| K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or
| before the 15th calendar day following the prescribed due date; or the subject
| quarterly report or transition report on Form 10-Q, or portion thereof will be filed
| on or before the fifth calendar day following the prescribed due date; and
|
| (c) The accountant's statement or other exhibit required by Rule
| 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant is awaiting information from outside third parties in order to complete the Form 10-QSB.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Anthony Sarvucci, President (403) 547-1575

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from

the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[_] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PRELUDE VENTURES, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2003

By: : /s/ Anthony Savucci

Anthony Sarvucci, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b)

of Regulation S-T.

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>8-K/A
<SEQUENCE>1
<FILENAME>doc1.txt
<TEXT>

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K-A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): April 1, 2003

Prelude Ventures, Inc.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-49950	98-0232018
(Commission File No.)	(IRS Employer Identification No.)

234-5149 Country Hills Boulevard
Suite 208
Calgary, Alberta T3A 5K8
(403) 541-1575
(Address and telephone number of principal executive offices
and place of business)

<PAGE>

Item 2. Acquisition or Disposition of Assets

As previously reported on the Current Report on Form 8-K, filed April 15, 2003, the Registrant, Prelude Ventures, Inc., on April 1, 2003, entered into a definitive agreement to acquire an aggregate of 10,000,000 shares of common stock, being all of the issued and outstanding shares of Pascal Energy, Inc. from that company and its shareholders. Prelude has agreed to issue and or exchange the following shares: with the date of April 1, 2003, 5,000,000 common voting shares, restricted under rule 144 of the Sec. Act, and in such form as requested by the sellers; and at a later date, issue 5,000,000 shares common voting shares, restricted under rule 144 of the Sec. Act, and in such form as requested by the sellers, subject to Prelude paying not less than $1,000,000 accumulated dividend to its shareholders of record.

The Registrant has not completed its due diligence with respect to the acquisition of Pascal Energy, Inc., and accordingly, the transaction has not been completed and no shares have been issued to the Definitive Agreement, dated as of the 1st Day of April, 2003. The full text of the agreement was previously filed with the initial Current Report on Form 8-K, filed April 15, 2003, as Exhibit 10.1 and incorporated by reference.

Upon completion of Due Diligence, the transaction will be completed, after full Board of Directors approval.

Item 5. Other Events

The Registrant had previously, on April 1, 2003, relocated its offices to 234-5149 Country Hills Boulevard, Suite 208, Calgary, Alberta T3A 5K8, telephone number (403) 541-1575. The location is currently in an executive office suite, whereby the Registrant leases space as needed. The cost is a little as $75 per month, depending on the services needed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Prelude Ventures, Inc.

By: Anthony Sarvucci

Anthony Sarvicci, President

Dated: April 15, 2003

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>10QSB
<SEQUENCE>1
<FILENAME>qrtrly.txt
<DESCRIPTION>FOR PERIOD ENDING MARCH 31, 2003
<TEXT>

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-QSB

Quarterly Report Under
the Securities Exchange Act of 1934

For Quarter Ended: March 31, 2003

Commission File Number: 000-49950

Prelude Ventures, Inc.

(Exact name of small business issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

98-0232018

(IRS Employer Identification No.)

203-1010 Chilco Street
Vancouver, BC, Canada V6G 2R6

(Address of principal executive offices)

None

(Former name or former address, if changed since last report)

V6G 2R6

(Zip Code)

(604) 922 0029

(Issuer's Telephone Number)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports),and (2) has been subject to such filing requirements for the past 90 days: Yes__X__ No ____.

The number of shares of the registrant's only class of common stock issued and outstanding, as of March 31, 2003 was 15,000,000 common shares.

1

<PAGE>

PART ITEM 1. FINANCIAL STATEMENTS.

The unaudited financial statements for the three-month period ended March 31, 2003 are attached hereto.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.

Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or our behalf. We disclaim any obligation to update forward looking statements.

OVERVIEW

History And Organization

Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the state of Nevada on May 24, 2000. We have not commenced business operations and we are considered an exploration stage enterprise. To date, our activities have been limited to organizational matters, obtaining a mining engineer's report and the preparation and filing of the registration statement of which this prospectus is a part of. In connection with the organization of our company, the founding shareholder of our company contributed an aggregate of $25,000 cash in exchange for 1,000,000 shares of common stock (pre-roll forward 6:1). We have no significant assets, and we are totally dependent upon the successful completion of this offering and receipt of the proceeds there from, of which there is no assurance, for the ability to commence our proposed business operations.

Proposed Business

On April 1, 2003, Prelude Ventures, Inc. entered into a definitive agreement to acquire an aggregate of 10,000,000 shares of common stock, being all of the issued and outstanding shares of Pascal Energy Inc. from that company and its shareholders. Prelude has agreed to issue and or exchange following shares: with date of April 01, 2003, 5,000,000 common voting shares, restricted under rule 144 of the Sec. Act, and in such form as requested by the sellers; and at a later date, issue 5,000,000 common voting shares, restricted under rule 144 of the Sec. Act., and in such forma as requested by the sellers, subject to the Prelude paying not less than $1,000,000 accumulated dividend to its shareholders of record.

<PAGE>

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

We are a start-up, exploration stage company and have not yet started our business operations or generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that our auditors believe there is doubt that we can continue as an on-going business for the next twelve-months unless we obtain additional capital to pay our bills.

Limited Operating History; Need for Additional Capital

There is no historical financial information about our company upon which to base an evaluation of our performance. We are an exploration stage company and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our properties, and possible cost overruns due to price and cost increases in services. To become profitable and competitive, we conduct research and exploration of our properties. We are seeking equity financing to provide for the capital required to implement our research and exploration phases.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Results of Operations

From Inception on May 24, 2000

We Initially acquired our first interest in lode mining claims. These claims were abandoned during the three months ended March 31, 2003.

During the past quarter our operations focused upon the investigation and acquisition of Pascal Energy Inc.

Pascal Energy Inc. is involved in oilfield infrastructure services mainly in the Province of Alberta Canada.

Plan of Operations

Since inception, we have used our common stock to raise money for our property acquisition, for corporate expenses and to repay outstanding indebtedness. Net cash provided by financing activities from inception on May 24, 2000 to June 30, 2001 was $5,500 as a result of proceeds received from our president and sole director. On April 11, 2001 we received additional cash financing of $19,500 as a result of proceeds received from our then president and sole director.

Prelude's plan of operations for the next twelve months is to undertake development of Pascal Energy Inc. including acquisition of additional businesses and expansion of existing operations in Canada and the United States.

<PAGE>

The Company recognizes a need for additional capital that will be sought through the sale of additional equity by way of Private Placement. Funds generated will be used to fund working capital requirements as well as expansion and acquisitions.

Liquidity and Capital Resources

As of the date of this report, we have yet to generate any revenues from our business operations. Since our inception, the Company's founder paid $25,000 in cash in exchange for 1,000,000 shares of common stock. We have also issued 1,500,000 shares of stock pursuant to our Form SB-2 registration statement. This money was utilized for organizational and start-up costs and as operating capital. An additional 75,000 was raised through the issue of common shares last year. As of March 31, 2003 we had sustained cumulative operating losses of $118,922.

The quarter ended March 31,2003 saw an increase in activity which was due primarily to the investigation of the purchase of Pascal Energy Inc.

Management fees were $15,000 for the quarter and legal and accounting fees increased to $5,657 and $5,321 respectively from $nil and $2,167 in the 3 months ended March 31, 2002. These fees increased in connection with the acquisition purchase investigation that resulted in the signing of the agreement noted in the 8K dated April 15, 2003.

As at March 31, 2003 the Company had insufficient funds to continue operations. Funds have been provided by Directors and Shareholders which if not continued could result in the Company curtailing operations.

The company's cash resources amounted to $18,063 as at March 31, 2003

Should the Company be unsuccessful in its attempts to raise capital it may have to curtail operations.

<PAGE>

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

There are no material legal proceedings to which we (or any of our officers and directors in their capacities as such) is a party or to which our property is subject and no such material proceedings is known by our management to be contemplated.

ITEM 2. CHANGES IN SECURITIES - NONE

ITEM 3. DEFAULTS UPON SENIOR SECURITIES - NONE

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS - NONE

ITEM 5. OTHER INFORMATION - NONE

ITEM 6. EXHIBITS AND REPORTS ON FORM

(a) Exhibits - NONE

(b) Reports on Form 8-K

8K dated April 15 2003

SIGNATURE

In accordance with the requirements of the Securities and Exchange Act of 1934, as amended, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRELUDE VENTURES, INC.

Dated: May 20, 2003 /s/ William Iverson
William Iverson President

<PAGE>

CERTIFICATIONS*

I, William Iverson, certify that;

1. I have reviewed this quarterly report on Form10-QSB of Prelude Ventures, Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements

were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the "Evaluation Date"); and

c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other facts that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003

/s/ William Iverson
William Iverson
Chief Executive Officer

<PAGE>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
INTERIM BALANCE SHEETS
March 31, 2003 and December 31, 2002
(Stated in US Dollars)
(Unaudited)

<TABLE>

ASSETS		(Unaudited) March 31, 2003		(Audited) December 31, 2002
Current				
Cash	$	18,063	$	24,397
Prepaid expenses		100		400
	$	18,163	$	24,797
LIABILITIES				
Current				
Accounts payable	$	13,085	$	7,263
Loans payable		24,000		10,000
		37,085		17,263
STOCKHOLDERS' EQUITY (DEFICIENCY)				
Preferred stock, $0.001 par value 10,000,000 shares authorized, none outstanding				
Common stock, $0.001 par value 100,000,000 shares authorized 15,000,000 (December 31, 2002: 15,000,000) shares outstanding		15,000		15,000
Paid-in capital		85,000		85,000
Deficit accumulated during the pre-exploration stage		(118,922)		(92,466)

	(18,922)	7,534
	$ 18,163	$ 24,797

<S> <C> <C> <C> <C> <C> <C>
</TABLE>

<PAGE>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
INTERIM STATEMENTS OF OPERATIONS
for the three month period ended March
31, 2003 and 2002 and for the period May 24, 2000
(Date of Incorporation) to March 31, 2003
(Stated in US Dollars)
(Unaudited)

<TABLE>

	Three months ended March 31, 2003	2002	May 24, 2000 (Date of Incorporation) to March 31, 2003
Expenses			
Accounting and audit fees	$ 5,321	$ 2,167	$ 22,976
Bank charges	56	34	529
Filing fees	-	4,627	7,185
Foreign exchange loss	-	-	692
Legal fees	5,657	-	32,515
Management fees	15,000	3,000	37,500
Office and miscellaneous	116	407	776
Resource property costs	-	1,500	12,688
Transfer agent fees	306	30	4,061
Net loss for the period	$ (26,456)	$ (11,765)	$ 118,922
Basic loss per share	$ (0.00)	$ (0.01)	
Weighted average number of shares outstanding	15,000,000	1,000,000	

<S> <C> <C> <C> <C> <C> <C>
</TABLE>

<PAGE>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
INTERIM STATEMENTS OF CASH FLOWS
for the three month period ended March
31, 2003 and 2002 and for the period May 24, 2000
(Date of Incorporation) to March 31, 2003
(Stated in US Dollars)
(Unaudited)

<TABLE>

	Three months ended March 31, 2003	2002	May 24, 2000 (Date of Incorporation) to March 31, 2003
Cash Flows from Operating Activities			
Net loss for the period	$ (26,456)	$ (11,765)	$ (118,922)
Changes in non-cash working capital balances related to operations			
Prepaid expenses	300	-	(100)
Accounts payable and accrued liabilities	5,822	(4,623)	13,085
Loan payable	14,000	(9,500)	24,000
	(6,334)	(25,888)	(81,937)
Cash Flows from Financing Activity			
Share subscriptions received	-	31,000	-
Capital stock issued	-	-	100,000
Increase (decrease) in cash during the period	(6,334)	5,112	18,063
Cash, beginning of the period	24,397	2,383	-
Cash, end of the period	$ 18,063	$ 7,495	$ 18,063

Supplementary disclosure of cash flow information:			
Cash paid for:			
Interest	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -

<S> <C> <C> <C> <C> <C> <C>
</TABLE>

<PAGE>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
INTERIM STATEMENT OF STOCKHOLDERS'
EQUITY (DEFICIENCY) for the period May 24, 2000
(Date of Incorporation) to March 31, 2003
(Stated in US Dollars)
(Unaudited)

<TABLE>

	Common Shares		Additional Paid-in	Share	Deficit Accumulated During the Pre-exploration	
	Number	Par Value	Capital	Subscriptions	Stage	Total
Capital stock subscribed pursuant to an offering memorandum, for cash at $0.004	6,000,000	$ 6,000	$ 19,000	$ -	$ -	$25,000
Net loss for the period	-	-	-	-	(7,301)	(7,301)
Balance, as at March 31, 2001	6,000,000	6,000	19,000	-	(7,301)	17,699
Stock subscriptions received	-	- -	-	31,000	-	31,000
Net loss for the year	-	-	-	-	(50,409)	(50,409)
Balance, March 31, 2002	6,000,000	6,000	19,000	31,000	(57,710)	(1,710)
Stock subscriptions received	-	-	-	44,000	-	44,000
Shares issued pursuant to an initial public offering at $0.008	9,000,000	9,000	66,000	(75,000)	-	
Net loss for the period	-	-	-	-	(34,756)	(34,756)
Balance, as at December 31, 2002	15,000,000	15,000	85,000	-	(92,466)	7,534
Net loss for the period	-	-	-	-	(26,456)	(26,456)
Balance, as at March 31, 2003	15,000,000	$ 15,000	$ 85,000	$ -	$ (118,922)	$(18,922)

<S> <C> <C> <C> <C> <C> <C>
</TABLE>

<PAGE>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
March 31, 2003
(Stated in US Dollars)
(Unaudited)

Note 1 Interim Reporting

While information presented in the accompanying interim three months financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. All adjustments are of a normal recurring nature. It is suggested that these interim financial statements be read in conjunction with the company's December 31, 2002 financial statements.

Note 2 Continuance of Operations

The financial statements have been prepared using generally accepted accounting principles in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. At March 31, 2003, the Company has a working capital deficiency of $18,922 and has accumulated losses of $118,922 since its commencement. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due.

Note 3 Commitments

Mining Lease

By a lease letter agreement effective March 9, 2001 and amended March 4, 2002 and September 4, 2002, the Company was granted the exclusive right to explore, develop and mine the Medicine Project property located in Elko County of the State of Nevada. The term of the lease was for 20 years, with automatic extensions so long as the conditions of the lease are met. The Company was required to pay minimum advance royalty payments totalling $97,500 on various dates to March 9, 2005 and then $50,000 every March 9 thereafter. The Company had paid a total of $7,500 in minimum advance royalty payments.

During the three months ended March 31, 2003, management of the Company abandoned the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the current year. The Company is required to perform reclamation work in the property as required by federal state and local law for disturbances resulting from the Company's activities on the property.

<PAGE>

Note 4 Subsequent event

Business Acquisition

On April 1, 2003, the Company entered into a definitive agreement to acquire 100% of the issued and outstanding shares of Pascal Energy Inc., a Canadian corporation, by the issuance of 5,000,000 common shares, restricted under rule 144 of the Securities and Exchange Act, and at a later date, issue 5,000,000 shares common shares, restricted under rule 144 of the Securities and Exchange Act subject to the company paying not less than $1,000,000 accumulated dividends to its shareholders of record. Pascal Energy Inc.'s business is to provide servicing for the oil and gas industry.

<PAGE>

Exhibit 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
AND CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, William Iverson, Chief Executive Officer and Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report on Form 10-QSB of Prelude Ventures, Inc. for the quarterly period ended March 31, 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Quarterly Report on Form 10-QSB fairly presents in all material respects the financial condition and results of operations of Prelude Ventures, Inc..

By:/s/William Iverson
William Iverson
Chief Executive Officer &
Chief Financial Officer
Date: May 20, 2003

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>NT 10-Q
<SEQUENCE>1
<FILENAME>late.txt
<DESCRIPTION>NOTICE OF LATE FILING
<TEXT>

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING SEC FILE NUMBER 000-49950

FORM 10-QSB

For Period Ended: March 31, 2002

[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

PART I - REGISTRANT INFORMATION

Prelude Ventures, Inc.

Full Name of Registrant

One Class Synergy Corporation

Former Name if Applicable

2585 West 14th Avenue

Address of Principal Executive Office (Street and Number)

Vancouver, BC, Canada V6K 2W6

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's President has just completed a merger and new management was unable to complete the information needed for the 10-QSB. As a result, the Company was unable to file the 10-QSB on time without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Kennan E. Kaeder	(619) 232-6545
(Name)	(Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 of Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If answer is no, identify report(s). [X]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ]Yes [X]No

NARRATIVE AND QUALITATIVE EXPLANATION OF THE ANTICIPATED CHANGE:

Not applicable.

Prelude Ventures, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Prelude Ventures, Inc.

By:/s/William Iverson
William Iverson, President
Date: May 15, 2002

[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>8-K
<SEQUENCE>1
<FILENAME>pascal8-k.txt
<DESCRIPTION>PASCAL ENERGY, INC. ACQUISITION
<TEXT>

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): April 1, 2003

Prelude Ventures, Inc.
(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-49950	98-0232018
(Commission File No.)	(IRS Employer Identification No.)

2585 West 14th Avenue
Vancouver, BC, Canada V6K 2W6
(604) 817-8095

(Address and telephone number of principal executive offices
and place of business)

1

<PAGE>

Item 1. Changes in Control of Registrant

None

Item 2. Acquisition or Disposition of Assets

On April 1, 2003, Prelude Ventures, Inc. entered into a definitive agreement to acquire an aggregate of 10,000,000 shares of common stock, being all of the issued and outstanding shares of Pascal Energy, Inc. from that company and its shareholders. Prelude has agreed to issue and or exchange following shares: with date of April 01, 2003, 5,000,000 common voting shares, restricted under rule 144 of the Sec. Act, and in such form as requested by the sellers; and at a later date, issue 5,000,000 shares common voting shares, restricted under rule 144 of the Sec. Act., and in such forma as requested by the sellers, subject to the Prelude paying not less than $1,000,000 accumulated dividend to its shareholders of record. The full text of the agreement is attached hereto as Exhibit 10.1 and incorporated by reference.

Item 3. Bankruptcy or Receivership

None.

Item 4. Changes in Accountants

None

Item 5. Other Events

None

Item 6. Resignation & Appointment of Directors

Item 7. Financial Statements Pro Forma Financial & Exhibits

Exhibit 10.1
Definitive Agreement

<PAGE>

Item 8. Change in Fiscal Year

None

Item 9. Regulation FD Disclosure.

None

Item 10. Amendments to the Registrant's Code of Ethics, or Waiver of a Provision of the Code of Ethics

None

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Prelude Ventures, Inc.
By: /s/ William I verson

William Iverson, President

Dated: April 15, 2003

<PAGE>

Exhibit 10.1

DEFINITIVE AGREEMENT

THIS DEFINITIVE AGREEMENT (the "AGREEMENT") is made and entered into as of the 1st day of April, 2003, between PRELUDE VENTURES, INC.. (hereinafter referred to as the "Purchaser"), and PASCAL ENERGY INC. and the Shareholders of Pascal, Anthony Sarvucci, Mike Degenhardt, Steve Fassmann, Richard Quinney and William Burns; (hereinafter jointly referred to as the "Sellers"). WHEREAS, it is understood and agreed between both parties that this "AGREEMENT" shall replace the "MEMORANDUM OF UNDERSTANDING" dated December 11, 2002 and furthermore this "AGREEMENT" shall constitute a FINAL and DEFINITIVE AGREEMENT and shall be binding on both parties to this "AGREEMENT" as of the date given above.

WHEREAS, it is furthermore understood and agreed between both parties that each has completed its Due-Diligence and that each party to this "AGREEMENT" is satisfied as to the facts and statements made herein.

WHEREAS, Pascal Energy Inc. is an Alberta corporation (the "Company") with 10,000,000 issued and outstanding shares of no par value (the "Stock"); and

WHEREAS, the "Purchaser" is a Nevada Corporation, trading its stock on the OTC-BB under the Symbol `PLUD' and the "Sellers" has a total of 15,000,000 shares issued and outstanding, of which 6,000,000 shares are restricted.

WHEREAS, the "Purchaser" is directly and indirectly acquiring shares of Stock of the "Company" in exchange for shares of the "Purchaser" on the basis of One Share for One Share, as given below, and

WHEREAS, the "Puchaser" shall cancel 1,000,000 shares of the 6,000,000 restricted stock as issued and as given above, and return such to the treasury of the "Purchaser", and

WHEREAS, the "Purchaser" desires to purchase and the "Sellers" desire to sell the shares of the "Company", subject to the following provisions:

A) The "Sellers" shall sell and transfer all of the issued and outstanding shares of the "Company" being 10,000,000 shares to the "Purchaser", which shares shall be deposited with the "Trustee"; and the "Purchaser" shall issue to the "Sellers", to be deposited with the "Trustee" following shares:

i) per April 01, 2003, 5,000,000 common voting shares, restricted under rule 144 of the Sec. Act , and in such form as requested by the "Sellers".

ii) at a later date, issue 5,000,000 shares common voting shares, restricted under rule 144 of the Sec. Act., and in such form as requested by the "Sellers", subject to the "Purchaser" paying not less than $ 1,000,000 accumulated dividend to its shareholders of record.

NOW, THEREFORE, IT IS AGREED AS FOLLOWS:

1. Sale and Purchase of Shares.

Subject to the provisions of this "AGREEMENT", the "Sellers" agree to sell, and the "Purchaser" agrees to buy 10,000,000 shares of the "Company" (the "Shares"), which will at Closing constitute One Hundred Percent (100%) of the issued and outstanding shares of stock of the "Company".

2. "Purchase" Price.

The "Purchaser" agrees to issue and or exchange following shares:

i) with date of April 01, 2003, 5,000,000 common voting shares, restricted

<PAGE>

under rule 144 of the Sec. Act, and in such form as requested by the "Sellers".

ii) at a later date, issue 5,000,000 shares common voting shares, restricted under rule 144 of the Sec. Act., and in such forma as requested by the "Sellers", subject to the "Purchaser" paying not less than $ 1,000,000 accumulated dividend to its shareholders of record.

3. Representations, Warranties and Covenants of the "Sellers".
The "Sellers" hereby represent and warrant to the "Purchaser" that the following are true and correct:
The "Sellers" herewith warrant that the un-audited statements to December 31, 2002, and as delivered to the "Purchaser" are a fair an honest representation of the Divisions of Pascal and Pascal will be subject to audit on closing.

Stock Ownership. Upon issuance and on the Closing Date, the Shares were fully paid, non-assessable, free and clear of all restrictions, liens, security interests, hypothecations, pledges and encumbrances of every kind and nature whatsoever. There are no restrictions in the Articles of Incorporation, Bylaws or other corporate documents of the "Company" prohibiting the free transferability of the Shares.

4. Indemnification by the "Sellers".
The "Sellers", its successors and assigns, jointly and severally, shall indemnify, defend and hold the "Purchaser" harmless from any and all losses, claims, damages or liabilities, including any costs of recovery, suffered by "Purchaser" as a result of:

(a) The failure of any representation or warranty of the "Sellers" contained in this "AGREEMENT" to be true and accurate.

(b) The failure of the "Sellers" to comply with any obligations, agreements or covenants contained in this "AGREEMENT"; the "Sellers", their successors and assigns, shall reimburse the "Purchaser" for any legal or other expense reasonably incurred by the "Purchaser" in connection with any loss, claim, damage or liability indemnified hereby. This indemnification shall benefit and inure to the successors and assigns of the "Purchaser". In the event that the "Purchaser", their successors or assigns, believe they are entitled to indemnification hereunder, they shall give the "Sellers" written notice of the basis for the claim for indemnification.

5. Representations. Warranties of the "Purchaser".
The "Purchaser" hereby represents and warrants to the "Sellers", that it has 15,000,000 shares issued and outstanding prior to the issuance of shares pursuant to the acquisition of shares of the "Company".

6. Indemnification by the "Purchaser". The "Purchaser", its successors and assigns, shall indemnify, defend and hold the "Sellers" harmless from any and all losses, claims, damages or liabilities suffered or incurred by the "Sellers" as a result of the failure of the "Purchaser" to comply with any obligations, agreements or covenants contained in this "AGREEMENT". The "Purchaser", its successors and assigns, shall reimburse the "Sellers" for any legal or other expense reasonably incurred by them in connection with any loss, claim, damage or liability indemnified hereby.

8. Miscellaneous.

(a) Legal Counsel of the "Sellers" shall within 30 days of the date given above, execute the required legal documents to give this "AGREEMENT" final and legal effect, and furthermore both parties to this "AGREEMENT" shall provide all such documents as are required by the legal counsel of the

"Sellers" without delay.

(b) Notice. All notices and other communications required to be given by the parties shall be in writing and sent to the respective parties at the

<PAGE>

following addresses:

The "Sellers": Pascal Energy Inc.
c/o. Western Star Energy & Res. Corp.
#240-18 Gostick Place
North Vancouver BC., V7M 3G3

The "Purchaser": Prelude Ventures, Inc
c/o Gregory S. Yanke Law Corporation
200 - 675 West Hastings Street
Vancouver, BC V6B 1N2

(c) Alberta Law Venue. This "AGREEMENT" shall be construed in accordance with the laws of the Province of Alberta, Canada.

(d) Attorney' Fees. In any action brought to enforce this "AGREEMENT", or to seek damages for breach thereof; the prevailing party shall be entitled to recover a reasonable attorney's fee (including a reasonable attorney's fee on any appeal thereof) and reasonable costs of litigation in addition to any other award or decree granted or given by the court.

(e) Definite Agreement. This "AGREEMENT" shall constitute to be a "DEFINITIVE AGREEMENT" and shall be binding as to both parties to this "AGREEMENT".

(f) Assignment. Each party hereto may assign its rights hereunder, but may not, without the prior written consent of the other party hereto, such consent not to be unreasonably withheld, delegate any or all of its obligations hereunder.

(g) No Waiver. No failure on the part of either party to exercise and no delay in exercising any rights hereunder shall operate as a waiver thereof nor shall any waiver or acceptance of a partial, single or delayed performance of any term or condition of this "AGREEMENT" operate as a continuing waiver or a waiver of any subsequent breach thereof.

(h) Severability. If any provision of this "AGREEMENT" is held to be illegal, invalid or unenforceable, such provision shall be fully severable and this "AGREEMENT" shall be continued and enforced as if such illegal, invalid or unenforceable provision were never a part hereof and in lieu of such provision, there shall be added automatically as part of this "AGREEMENT" a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible to make such provision legal, valid and enforceable.

(i) Currency. All dollars referred to in this "AGREEMENT" are US Dollars.

IN WITNESS WHEREOF, the parties hereto have executed this "AGREEMENT" as of the date first set forth above.

For the Sellers:
PASCAL ENERGY INC.
/s/ Anthony R. Sarvucci
Anthony R. Sarvucci, President & CEO
With full authorization of all Pascal Shareholders
PRELUDE VENTURES, INC.
/s/ William Iverson

William Iverson, President & Director
With full authorization of all Prelude Shareholders

<PAGE>

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>10KSB
<SEQUENCE>1
<FILENAME>annualrep02.txt
<DESCRIPTION>ANNUAL REPORT FOR THE PERIOD ENDING 12-31-02
<TEXT>

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10K-SB

Annual Report Under

the Securities Exchange Act of 1934

For Year Ended: December 31, 2002

Commission File Number: 000-49950

Prelude Ventures, Inc.

(Exact name of small business issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

98-0232018

(IRS Employer Identification No.)

2595 West 14th Avenue
Vancouver, BC, Canada V6K 2W6

(Address of principal executive offices)

None

(Former name or former address, if changed since last report)

V6K 2W6

(Zip Code)

(604) 817-8095

(Issuer's Telephone Number)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes __X__ No ____.

The number of shares of the registrant's only class of common stock issued and outstanding, as of December 31, 2002 was 15,000,000 common shares.

<PAGE>

PART I

ITEM 1. FINANCIAL STATEMENTS.

The audited financial statements for the period ended December 31, 2002 are attached hereto.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our audited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or our behalf. We disclaim any obligation to update forward looking statements.

OVERVIEW

History And Organization

Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the state of Nevada on May 24, 2000. We have not commenced business operations and we are considered a pre-exploration stage enterprise. To date, our activities have been limited to organizational matters, obtaining a mining engineer's report and the preparation and filing of the registration statement of which this prospectus is a part. In connection with the organization of our company, the founding shareholder of our company contributed an aggregate of $25,000 cash in exchange for 1,000,000 shares of common stock and conducting a public offering of 1,500,000 common shares for $75,000. We have no significant assets.

Proposed Business

On March 9, 2001, we acquired a 20 year mining lease from Steve Sutherland, the owner of 24 unpatented lode mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. An unpatented claim is one in which more assessment work is necessary before all mineral rights can be claimed. As the owner of the claims, Mr. Sutherland has the right to lease the claims to a third party but he remains responsible for compliance with all applicable federal, state and county laws and regulations. Under the terms of our lease with Mr. Sutherland, we are entitled to all of Mr. Sutherlands mineral rights and we are also made responsible for compliance for all laws and regulations that apply to the claims. We are presently in the pre-exploration stage and there is no assurance that a commercially viable precious mineral deposit exists in our property until appropriate geological exploration is done and a final comprehensive evaluation concludes that there is economic and legal feasibility to conduct mining operations.

The exploration program proposed by Prelude is designed to determine whether mineralization exists to the extent that mining operations would be economically feasible. It is uncertain at this time the precise quantity of minerals in the property that would justify actual mining operations.

Prelude has leased the claims from Mr. Sutherland who is our landlord. We also have the right to locate additional claims within one mile of the claims which become part of the lease. Under the terms of the lease, Prelude must pay a three percent production royalty and may extend the initial term of 20 years for one additional period of 20 years provided that all conditions of the lease have previously been met. Prelude has the exclusive possession of the property for mining purposes during the term of the lease.

By a lease letter agreement effective March 9, 2001 and amended March 4, 2002 and September 4, 2002, the Company was granted the exclusive right to explore, develop and mine the Medicine Project property located in Elko County of the State of Nevada. The term of the lease was for 20 years, with automatic extensions so long as the conditions of the lease are met. The Company was required to pay minimum advance royalty payments totalling $97,500 on various dates to March 9, 2005 and then $50,000 every March 9 thereafter. The Company had paid a total of $7,500 in minimum advance royalty payments.

Subsequent to December 31, 2002, management of the Company abandoned the mining lease. As the Company terminated the lease, it is required to pay all federal and state mining claim maintenance fees for the next assessment year. The Company is required to perform reclamation work in the property as required by federal state and local law for disturbances resulting from the Company's

<PAGE>

activities on the property.

The Company can reduce the net smelter return royalty to 0.5% by payment of a buy-out price of $5,000,000. Advance royalty payments made to the date of the buy-out will be applied to reduce the buy-out price. In the event that the Company terminates the lease after June 1 of any year, it is required to pay all federal and state mining claim maintenance fees for the next assessment year. The Company is required to perform reclamation work in the property as required by federal state and local law for disturbances resulting from the Company's activities on the property.

If Prelude fails to meet the above lease payments, the lease may be terminated if the landlord gives written notice of such default. After receipt of default, Prelude has 15 days to cure the default. In addition, the lease may be terminated if Prelude fails to make federal, state, and county maintenance payments or filing fees at least 15 days prior to due date. In that event, the landlord must notify Prelude of a possible default. After 10 days, if the default is not cured the landlord may initiate payment on the claims. Prelude will be able to cure this default by reimbursing all federal, state and county payments made by the landlord plus a 20% penalty within 30 days.

Under applicable federal, state, and county laws and regulations, annual mining claim maintenance or rental fees are required to be paid by Prelude for the unpatented mining claims which constitute all or part of the leased property, beginning with the annual assessment work period of September 1, 2001 to September 1, 2002. Prelude must timely and properly pay the federal, state, and county annual mining claim maintenance or rental fees, and must execute and record or file, as applicable, proof of payment of the federal, state, and county annual mining claim maintenance or rental fees and the landlord's intention to hold the unpatented mining claims. If Prelude does not terminate the agreement before June 1 of any subsequent lease year, Prelude will be obligated either to pay the federal, state, and local annual mining claim maintenance or rental fees for the property due that year or to reimburse the landlord.

Prelude also has the right to buy out the landlord's interest in exchange for a payment of $5,000,000 from which royalty payments made up to the time of the buyout may be deducted. If a buyout occurs, Prelude must also pay the landlord a perpetual 0.5% royalty on all minerals recovered from the property.

The lease may be terminated at any time by Prelude provided that we give written notice 30 days prior to relinquishing the leased property. In the event Prelude desires to terminate the agreement after June 1 of any year, we are responsible for all federal, state, and county maintenance and filing fees for the next assessment year regarding the leased property. In addition, we must deliver to the landlord in reproducible form all data generated or obtained for the leased property, whether factual or interpretive. Finally, we must quitclaim to the landlord all claims located or acquired by us.

Our business activities to date have been restricted to obtaining a report from our mining engineer, Edward P. Jucevic and preparing this offering. Mr. Jucevic's report details the geological and mining history of the claims leased by Prelude, including the land status, climate, geology and mineralization. In preparing his report, Mr. Jucevic did not perform any actual field work on the claims. Mr. Jucevic believes that based upon previous mining activity in the area, sufficient evidence exists to warrant further exploration on the leased property which could then lead to actual mining operations.

The property leased by Prelude is located in Elko County, Nevada and comprises 24 unpatented claims. Mr. Jucevic has concluded that the claims demonstrate a potential for surface-mineable oxidized-zinc deposits and surface-mineable heap leachable silver deposits. Heap leaching is a process for the extraction of valuable minerals utilizing chemical solutions that percolate through crushed ore. A two phase exploration and drilling program has been proposed. Phase 1, including a recommendation to stake four neighboring targets, with estimated costs of $50,000. No exploration work will be performed until the additional claim staking has taken place. We have not yet determined whether Mr. Jucevic will be commissioned to perform additional research on the claims for us. That would be followed by Phase 2 with estimated costs of $100,000. The purpose of this offering is to finance the implementation of Phase I.

Location and Access

The leased property is located in Elko County, Nevada, approximately 50 airline miles southeast of the town of Elko, Nevada. Access from Elko, Nevada is obtained by driving 20 miles on I-80 to Halleck, Nevada and then turning southeast on paved Highway 229 for forty-two miles through Secret Pass across the Ruby Mountains and then proceeding about 24 miles south on dirt roads to the property. The claims are in what is known as the Mud Springs mining district.

Claim Status

The claims have been leased by Prelude form Steve Sutherland who currently holds the property via 24 unpatented mining claims located during the month of September 2000. The owner of the property is the United States government. The land is administered by the Bureau of Land Management (BLM). Mr. Sutherland has documentation that all requisite county and United States Bureau of Land Management (BLM) papers have been filed and all fees paid. Two claims not belonging to Mr. Sutherland lie within the claim boundary and are held by a

<PAGE>

local prospector. Mr. Jucevic believes these two claims are most likely available for lease under reasonable terms. We do intend to lease these claims if possible. The local prospector who owns these two claims is Jerry Baughman. He has no relationship to Prelude. At this time, he has not been approached by us about leasing his two unpatented claims. We believe that reasonable terms for the lease of these two claims would include a standard mining lease including an anticipated $5,000 payment upon execution, with an option to purchase priced at approximately $50,000 payable over a period of five years. The Sutherland claim block comprises about 460 acres.

Climate And Local Resources

The claims leased by Prelude are located at elevations ranging from 5900 to 7950 feet in gently rolling hills covered with sagebrush and Pinion pines. The climate is temperate with moderate snow cover from December to March. No perennial streams exist on the property. However, groundwater is plentiful. Power lines are located about three miles east of the property. The closest population center is Bishop, located about 48 miles to the northwest.

History Of The Claims

Mr. Jucevic has examined the available literature on the claims. According to these sources, base metals and silver were discovered on the property in 1910. Production from high grade veins started as early as 1915. Partial records indicate lead, silver and zinc were produced through 1956. Recent exploration efforts were started in the 1980's by United States Minerals Exploration (USMX), and Cominco American Inc. USMX made 105 drill holes totaling 11,190 feet between 1980 and 1996 which defined a mineralization of ore containing silver, lead and zinc. Cominco controlled the property for a short time and conducted geophysical surveys which identified potential mineralization through the claims area that extend north of the claims.

Our Proposed Exploration Program

We must conduct exploration to determine what amount of minerals, if any, exist on our properties, and if any minerals which are found can be economically extracted and profitably processed. Our exploration program is designed to economically explore and evaluate our claims.

We do not claim to have any minerals or reserves whatsoever at this time on any of our claims. We intend to implement a pre-exploration program and to proceed in the following two phases:

Phase I will involve expanding our block of claims by locating approximately 50 additional claims and acquiring third party claims within the area. There has been no staking of additional claims at this time. The initial work of Phase I will be centered on opportunities and targets within the boundaries of the leased claims. However, it is anticipated that expansion of the existing claim position will be advisable following completion of the geological investigations in Phase I. For example, U. S. Minerals Exploration, a previous explorer of the claims, calculated potential mineralization along the northeast area of the leased claims. Therefore, it appears probable that additional claim staking in northeast and southwest extensions off this trend would capture neighboring mineralization, as well as northeast trending fault zones within the claims. With respect to maintenance costs, the current 24 claims are subject to total annual fees of $2,580.00 Annual maintenance fees for an additional 50 claims would be $5,375.00. No land status work has been conducted on neighboring lands by Mr. Jucevic. We will also take 200 rock samples and 300 soil samples and perform geological mapping and geophysical surveys followed by a written analysis of this exploration. The cost of Phase I will is estimated to be $50,000 and will take approximately two months to complete.

Upon completion of Phase I, we will determine the cost effectiveness of proceeding to Phase II. In making this determination, we will undertake to have our data from Phase I independently verified for accuracy by an independent registered engineer to confirm the existence of mineralization.

Phase II will consist of substantial test drilling of a total of 5,000 feet to determine the extent, depth and dip of ore discovered in Phase I. It is anticipated that Phase II will cost $100,000 and will also take approximately two months to complete. If we decide not to proceed to Phase II, we will likely cancel the lease and search for other mineral exploration sites to lease. As of the date of this prospectus, no such search has been undertaken.

Competitive Factors

The mineral industry is fragmented. We compete with other exploration companies looking for a variety of mineral reserves. We may be one of the smallest exploration companies in existence. Although we will be competing with other exploration companies, there is no competition for the exploration or removal of minerals from our property. Readily available markets exist in North America and around the world for the sale of minerals. Therefore, we intend to develop mining claims to the production point in which major mining production companies would seriously consider pursuing the property as a valuable and significant acquisition.

Regulations

We will secure all necessary permits for exploration and, if development is

<PAGE>

warranted on the property, will file final plans of operation before we start any mining operations. We anticipate no discharge of water into active stream, creek, river, lake or any other body of water regulated by environmental law or regulation. No endangered species will be disturbed. Restoration of the disturbed land will be completed according to law. All holes, pits and shafts will be sealed upon abandonment of the property. It is difficult to estimate the cost of compliance with the environmental law since the full nature and extent of our proposed activities cannot be determined until we start our operations and know what that will involve from an environmental standpoint.

The initial drilling program outlined in Phase I will be conducted on BLM lands. The BLM will require the submittal of a plan of operation which would be used as the basis for the bonding requirement, water permit and reclamation program. The reclamation program could include both surface reclamation and drill hole plugging and abandonment. The amount of the bonding would be based upon an estimate by the BLM related to the cost of reclamation if done by an independent contractor. Bonding costs vary on case by case basis. The scope of the proposed program determines amount of reclamation bond required by the BLM. Among the factors considered are the degree of proposed land disturbance, whether there have been previous disturbances and the nature of previous reclamation efforts. Since there is a substantial infrastructure of existing roads across the property the amount of initial bonding would likely be reduced. In addition, the terrain is relatively subdued which should further reduce the necessity for road building. The estimate for Phase II reclamation and bonding would depend upon the results of Phase I.

We would be subjected to the BLM rules and regulations governing federal lands including a draft environmental impact statement or EIS, public hearings and a final EIS. The final EIS would address county and state needs and requirements and would cover issues and permit requirements concerning: air quality, heritage resources, geology, energy, noise, soils, surface and ground water, wetlands, use of hazardous chemicals, vegetation, wildlife, recreation, land use, socioeconomic impact, scenic resources, health and welfare, transportation and reclamation. Bonding requirements are developed from the final EIS.

We are in compliance with the all laws and will continue to comply with the laws in the future. We believe that compliance with the laws will not adversely affect our business operations. Prelude anticipates that it will be required to post bonds in the event the expanded work programs involve extensive surface disturbance.

Employees

Initially, we intend to use the services of subcontractors for manual labor exploration work on our properties. Prelude will consider hiring technical consultants as funds from our public offering and additional offerings or revenues from operations in the future permit. At present, our only employee is William Iverson.

Mr. Iverson has been the President, Secretary-Treasurer and Director since our company's inception on May 24, 2000. Since November 1999, Mr. Iverson has also been employed by First Quantum Minerals Corporation of Vancouver, British Columbia where he performs corporate relations services, including the preparation of corporate profiles, brochures and advertisements. From November 1999 to February 2000 Mr. Iverson was also employed by Nevada Pacific Gold, Ltd. From January 1996 to August 1997, Mr. Iverson was employed by Treminco Resources, Ltd., a pre-exploration stage company, located in Vancouver, British Columbia, where he performed corporate development services. In this capacity he acted as a liaison between Tremninco and the financial community. From October 1997 to November 1998, Mr. Iverson was employed by Cee Bee Natural Gas, Ltd. From January of 1988 until December of 1995 Mr. Iverson was also employed as a stockbroker with Georgia Pacific Securities Corporation in Vancouver, British Columbia. Mr. Iverson will continue to serve in his present positions with Prelude until the next annual meeting of shareholders and devote approximately 15 hours per week of his time to the Prelude. Mr. Iverson has no formal training or experience with mineral exploration. Mr. Iverson completed two years of college in 1974 from the University of Alberta but he did not obtain a degree. In addition, he was formerly licensed as a stockbroker in Canada between 1995 and 1998. That license, however, was allowed to lapse by Mr. Iverson in 1998 because he was pursuing a career in corporate relations. Mr. Iversen's responsibilities with Prelude consist mainly of communicating with the appropriate governmental agencies to ensure the company claims are kept in good standing and coordinating the filing of this offering. In addition, Phase I of the company's business plan will be performed by subcontractors, the activities of which will be managed by Mr. Iverson. It is anticipated that additional officers will be hired if Phase I of our business plan is successful to manage the company's day to day mineral exploration activities.

Executive Compensation

Our sole director does not currently receive and has never received any compensation for serving as a director to date. In addition, at present, there are no ongoing plans or arrangements for compensation of any of our officers. However, we expect to adopt a plan of reasonable compensation to our officers and employees when and if we become operational and profitable.

Employees and Employment Agreements
<PAGE>

At present, we have no employees, other than Mr. Iverson, our president and sole director who has received no compensation for his services. Mr. Iverson does not have an employment agreement with us. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to any employees.

Business Acquisition

Pursuant to a memorandum of understanding dated December 11, 2002, and effective January 31, 2003, the Company agreed to acquire 100% of the issued and outstanding shares of Pascal Energy Inc. ("Pascal"), a Canadian corporation, by issuing 6,261,276 common shares of the Company on closing and a further 6,261,674 common shares subject to the Company paying a dividend of not less than $1,000,000 to its shareholders. Pascal Energy Inc.'s business is to provide servicing for the oil and gas industry. This agreement is subject to closing, which must be on or before April 1, 2003.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

We are a start-up, exploration stage company and have not yet started our business operations or generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that our auditors believe there is doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash from sources other than the sale of minerals found on our property. Our only other source for cash at this time is investments by others in our company. We must raise cash to implement our project and stay in business.

To meet our need for cash we are attempting to raise money from this offering. There is no assurance that we will be able to raise enough money through to stay in business. Whatever money we do raise will be applied first to exploration and then to development, if development is warranted. If we do not raise all of the money we need from this offering, we will have to find alternative sources, like a second public offering, a private placement of securities, or loans from our officers or others. At the present time, we have not made any arrangements to raise additional cash, other than through this offering. If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash, or cease operations entirely.

We will be conducting research in connection with the exploration of our property. We are not going to buy or sell any plant or significant equipment. We do not expect a change in our number of employees.

Limited Operating History; Need for Additional Capital

There is no historical financial information about our company upon which to base an evaluation of our performance. We are a pre-exploration stage company and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our properties, and possible cost overruns due to price and cost increases in services. To become profitable and competitive, we conduct research and exploration of our properties. We are seeking equity financing to provide for the capital required to implement our research and exploration phases.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Results of Operations

From Inception on May 24, 2000

We just recently acquired our first interest in lode mining claims. At this time we have not yet commenced the research and/or exploration stage of our mining operations on that property. We have paid $5,000 for a mining lease. As of December 31, 2002 we have experienced operating losses of $92,466.

Plan of Operations

Since inception, we have used our common stock to raise money for our property acquisition, for corporate expenses and to repay outstanding indebtedness. Net cash provided by financing activities from inception on May 24, 2000 to March 31, 2001 was $5,500 as a result of proceeds received from our president and sole director. On April 11, 2001 we received additional cash financing of $19,500 as a result of proceeds received from our president and sole director. Our total financing is $100,000 as a result of the investment by our president and our public offering. Our business activities to date have been restricted to obtaining a mining engineer's report and preparing this offering.

<PAGE>

Prelude's plan of operations for the next 12 months is to pursue a business acquisition. Pursuant to a memorandum of understanding dated December 11, 2002, and effective January 31, 2003, the Company agreed to acquire 100% of the issued and outstanding shares of Pascal Energy Inc. ("Pascal"), a Canadian corporation, by issuing 6,261,276 common shares of the Company on closing and a further 6,261,674 common shares subject to the Company paying a dividend of not less than $1,000,000 to its shareholders. Pascal Energy Inc's business is to provide servicing for the oil and gas industry. This agreement is subject to closing, which must be on or before April 1, 2003.

Liquidity and Capital Resources

As of the date of this report, we have yet to generate any revenues from our business operations. Since our inception, Mr. Iverson has paid $25,000 in cash in exchange for 1,000,000 shares of common stock. We have also issued 1,500,000 shares of stock pursuant to our Form SB-2 registration statement. This money has been utilized for organizational and start-up costs and as operating capital. As of December 31, 2002 we had sustained operating losses of $92,466.

ITEM 3 CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Exchange Act, the Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures within the 90 days prior to the filing date of this report. This evaluation was carried out under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Company's Chief Financial Officer. Based upon that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective. There have been no significant changes in the Company's internal controls or in other factors, which could significantly affect internal controls subsequent to the date the Company carried out its evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in Company reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Company reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

There are no material legal proceedings to which we (or any of our officers and directors in their capacities as such) is a party or to which our property is subject and no such material proceedings is known by our management to be contemplated.

ITEM 2. CHANGES IN SECURITIES - NONE

ITEM 3. DEFAULTS UPON SENIOR SECURITIES - NONE

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS -

NONE

ITEM 5. OTHER INFORMATION - NONE

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K -

(a) Exhibits - 99.1

(b) Reports on Form 8-K - NONE

SIGNATURE

In accordance with the requirements of the Securities and Exchange Act of 1934, as amended, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRELUDE VENTURES, INC.

Dated: April 10, 2003

/s/ William Iverson
William Iverson
President

<PAGE>

<PAGE>

CERTIFICATIONS*

I, William Iverson, certify that;

1. I have reviewed this annual report on Form10-QSB of Prelude Ventures, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

<PAGE>

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other facts that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 10, 2003

/s/ William Iverson
William Iverson, Chief Executive Officer

<PAGE>

<PAGE>

Exhibit 99.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
AND CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, William Iverson, Chief Executive Officer and Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report on Form 10K-SB of Prelude Ventures, Inc. for the period ended December 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Annual Report on Form 10-QSB fairly presents in all material respects the financial condition and results of operations of Prelude Ventures, Inc.

By:
/s/William Iverson
William Iverson
Chief Executive Officer &
Chief Financial Officer
Date: April 10, 2003

<PAGE>

<PAGE>

INDEPENDENT AUDITORS' REPORT

To the Stockholders,
Prelude Ventures, Inc.

We have audited the accompanying balance sheet of Prelude Ventures, Inc. (A Pre-exploration Stage Company) as of December 31, 2002 and the statement of operations, stockholders' equity and cash flows for the nine month period ended December 31, 2002 and for the period ended May 24, 2000 (Date of Incorporation) to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of Prelude Ventures, Inc. as at December 31, 2002 and the results of its operations and its cash flows for the nine month period ended December 31, 2002 and for the period ended May 24, 2000 (Date of Incorporation) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in the pre-exploration stage, and has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada
March 14, 2003

"AMISANO HANSON"
Chartered Accountants

<PAGE>

<TABLE>
<CAPTION>

PRELUDE VENTURES, INC.
(A Pre-exploration Stage Company)
BALANCE SHEETS
December 31, 2002
(Stated in US Dollars)

- $50,000 on April 11, 2005 and every April 11 thereafter

The company is also required to pay all federal and state mining claim maintenance fees for any year in which this agreement is maintained in good standing after June 1. The company is required to perform reclamation work on the property as required by federal, state and local law for disturbances resulting from the company's activities on the property.

The term of the lease is for 20 years, with automatic extensions so long as the conditions of the lease are met.

ii) The share subscription receivable outstanding at March 31, 2001 of $19,500 was received. This receivable was due from a director and officer of the company.

<Page>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
BALANCE SHEETS
September 30, 2001 and March 31, 2001
(Stated in US Dollars)
(UNAUDITED)

<Table>
<Caption>

<S>	September 30, 2001 <C>	March 31, 2001 <C>
ASSETS		
Current		
Cash	$ 6,154	$ 396
Share subscription receivable	-	19,500
	$ 6,154	$ 19,896
LIABILITIES		
Current		
Accounts payable	$ 13,809	$ 2,197
Loan payable - Note 3	9,500	-
	23,309	2,197
STOCKHOLDERS' EQUITY (DEFICIENCY)		
Preferred stock, $0.001 par value 5,000,000 shares authorized, none outstanding		
Common stock, $0.001 par value 45,000,000 shares authorized 1,000,000 shares outstanding	25,000	25,000
Deficit accumulated during the exploration stage	(42,155)	(7,301)
	(17,155)	17,699
	$ 6,154	$ 19,896

</Table>

SEE ACCOMPANYING NOTES

<Page>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
for the three month period ended September 30, 2001 and 2000, the six months ended September 30, 2001, May 24, 2000 (Date of Incorporation) to September 30, 2000 and for the period May 24, 2000 (Date of Incorporation) to September 30, 2001
(Stated in US Dollars)
(UNAUDITED)

<Table>
<Caption>

	Three months ended September 30, 2001	Three months ended September 30, 2000	Six months ended September 30, 2001	May 24, 2000 (Date of Incorporation) to September 30, 2000	May 24, 2000 (Date of Incorporation) to September 30, 2001

<S>	<C>	<C>	<C>	<C>	<C>
Expenses					
Accounting and audit fees	$ 807	$ -	$ 1,807	$ -	$ 3,307
Bank charges	75	$ 62	170	62	274
Legal fees	22,362	-	22,362	-	23,059
Management fees	-	-	1,500	-	6,500
Resource property development	2,580	-	7,580	-	7,580
Transfer agent fees	-	-	1,435	-	1,435
Net loss for the period	$ 25,824	$ 62	$ 34,854	$ 62	$ 42,155
Loss per share	$ 0.03	$ 0.00	$ 0.03	$ 0.00	
Weighted average number of shares outstanding	1,000,000	1,000,000	1,000,000	1,000,000	

</Table>

SEE ACCOMPANYING NOTES

<Page>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
for the six month period ended September 30, 2001,
May 24, 2000 (Date of Incorporation) to September 30, 2000
and for the period May 24, 2000 (Date of Incorporation) to September 30, 2001
(Stated in US Dollars)
(UNAUDITED)

<Table>
<Caption>

<S>	Six months ended September 30, 2001 <C>	May 24, 2000 (Date of Incorporation) to September 30, 2000 <C>	May 24, 2000 (Date of Incorporation) to September 30, 2001 <C>
Cash Flows from Operating Activities			
Net loss for the period	$ (34,854)	$ (62)	$ (42,155)
Changes in non-cash working capital balances related to operations			
Share subscription receivable	19,500	-	-
Accounts payable	11,612	-	13,809
Prepaid expenses	-	-	-
Loan payable	9,500	-	9,500
	5,758	(62)	(18,846)
Cash Flows from Financing Activity			
Capital stock subscribed	-	-	25,000
Increase (decrease) in cash during the period	5,758	(62)	6,154
Cash, beginning of the period	396	-	-
Cash (deficiency), end of the period	$ 6,154	$(62)	$ 6,154

</Table>

SEE ACCOMPANYING NOTES

<Page>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
for the period May 24, 2000 (Date of Incorporation) to Septmeber 30, 2001
(Stated in US Dollars)
(UNAUDITED)

<Table>
<Caption>

Common Shares #	Common Shares Par Value	Additional Paid-in Capital	Deficit Accumulated During the Exploration Stage	Total

<S> <C> <C> <C> <C> <C>

Capital stock subscribed pursuant to an offering memorandum, for cash - at $0.025	1,000,000	$ 1,000	$ 24,000	$ -	$ 25,000
Net loss for the period	-	-	-	(7,301)	(7,301)
Balance, as at March 31, 2001	1,000,000	$ 1,000	$ 24,000	$ (7,301)	$ 17,699
Net loss for the period	-	-	-	(34,854)	(34,854)
Balance, as at September 30, 2001	1,000,000	$ 1,000	$ 24,000	$ (42,155)	$ (17,155)

</Table>

SEE ACCOMPANYING NOTES

F-13

<Page>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
September 30, 2001
(Stated in US Dollars)
(UNAUDITED)

Note 1 INTERIM REPORTING

While the information presented in the accompanying interim six months financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. All adjustments are of a normal recurring nature. It is suggested that these financial statements be read in conjunction with the company's March 31, 2001 annual financial statements.

Note 2 COMMITMENTS

Mining Lease

By a lease letter agreement effective April 11, 2001 the company was granted the exclusive right to explore, develop and mine the Medicine Project resource property located in Elko County of the State of Nevada for a 3% net smelter return production royalty. This amount will be reduced by any amounts paid under the following minimum advance royalty payments:

- $5,000 upon execution (paid April 11, 2001);
- $7,500 on April 11, 2002;
- $10,000 on April 11, 2003
- $20,000 on April 11, 2004
- $50,000 on April 11, 2005 and every April 11 thereafter

The company is also required to pay all federal and state mining claim maintenance fees for any year in which this agreement is maintained in good standing after June 1. The company is required to perform reclamation work on the property as required by federal, state and local law for disturbances resulting from the company's activities on the property.

The term of the lease is for 20 years, with automatic extensions so long as the conditions of the lease are met.

Initial Public Offering

The company has filed a SB-2 registration statement, which includes an initial public offering of 1,500,000 common shares at $0.05 per share. This offering is subject to regulatory approval.

Note 3 LOAN PAYABLE

The loan payable is due to the director of the company. The amount is unsecured, non-interest bearing and is repayable from the proceeds of a SB-2 funding (Note 2).

F-14

<Page>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)

1,500,000 Shares

Common Stock

$0.05 Per Share

PROSPECTUS

PRELUDE VENTURES, INC.
2585 West 14th Avenue
Vancouver, BC, Canada V6K 2W6

December 13, 2001

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>SB-2/A
<SEQUENCE>1
<FILENAME>a2058137zsb-2a.txt
<DESCRIPTION>SB-2/A_1535
<TEXT>
<Page>

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SB-2

Amendment No. 3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Prelude Ventures, Inc.
(Name of small business issuer in its charter)

<Table>

<S>	<C>	<C>
Nevada	1081	98-0232018
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification Number)

</Table>

2585 West 14th Avenue
Vancouver, BC, Canada V6K 2W6
Phone: (604) 817-8095

(Address and telephone number of principal executive offices and place of business)

Kennan E. Kaeder
Attorney at Law
110 West C Street, Suite 1904
San Diego, Ca 92101
Phone: (619)232-6545
Fax: (619) 236-8182
Email: kennan@kklawoffice.com
(Name, address and telephone number of agent for service)

Approximate date of commencement of proposed sale to the public: as soon as practicable after this registration becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

<Table>

<S>	<C>	<C>	<C>	<C>
Title of each class class of securities to be registered	Amount to be registered	Proposed maximum offering price per	Proposed maximum aggregate offering price	Amount of registration fee
Common	1,500,000	$0.05	$75,000	$18.75*

</Table>

* Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
<Page>

PRELUDE VENTURES, INC.

1,500,000 Shares

Common Stock

Offering Price $0.05 per share

This is our initial public offering so there is currently no public market for our shares. See "Risk Factors" commencing on page 1 for a full discussion of the risks involved in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our shares or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

<Table>
<Caption>

	Price to Public Payable In Cash On Subscription	Commissions & Discounts Prior to Legal and Accounting Fees	Proceeds to Company Prior to Legal and Accounting Fees
<S>	<C>	<C>	<C>
Per Share	$0.05	$.00	$.05
Total	$75,000	$.00	$75,000

</Table>

We will offer the shares ourselves and do not plan to use underwriters or pay any commissions. We will be selling our shares in a direct participation offering and no one has agreed to buy any of our shares. There is no minimum amount of shares we must sell so no money raised from the sale of our stock will go into escrow, trust or another similar arrangement. The offering will remain open for 90 days, and may be extended an additional 60 days, unless we decide to cease selling efforts prior to this date. The minimum purchase is 50,000 shares at $.05 per share or $2,500.

The information in this prospectus is not complete and may be changed. We may not sell our shares until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell our shares and it is not soliciting an offer to buy our shares in any state where the offer or sale is not permitted.

The date of this prospectus is ___________, 2001

<Page>

TABLE OF CONTENTS

<Table>
<Caption>

</Table>

Until ____________________, 2001 all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

<Page>

PROSPECTUS SUMMARY

PRELUDE VENTURES, INC. was incorporated under the laws of the State of Nevada on May 24, 2000. We have not commenced active business operations.

We are an exploration stage company. We have acquired a mining lease on a total of 24 unpatented lode mineral claims located in Elko County, Nevada. A patented lode mineral claim is the highest form of holding a mineral claim. It means that no more assessment work is necessary and that all mineral rights, both surface and underground, are included in the claim. An unpatented claim means that more assessment work is necessary before all mineral rights can be claimed. We intend to explore for metals, including silver and zinc and other valuable minerals, on our property. There can be no assurance that valuable minerals exist on our property until proper geological work and analysis is performed.

Our administrative office is located at 2585 West 14th Avenue Vancouver, British Columbia, Canada V6K 2W6, telephone (604) 817-8095. Our Nevada office is located at 50 West Liberty Street, Suite 880, Las Vegas, Nevada, 89501. Our fiscal year end is March 31.

The Offering

<Table>

<S>	<C>
Securities Offered................	1,500,000 shares of common stock.
Offering Price....................	The shares are offered at $0.05 per share for total gross offering proceeds of $75,000.00.
Terms Of The Offering.............	There is no minimum offering. Accordingly, as shares are sold, we will use the money raised for our activities. The offering will remain open for 90 days, or an additional 60 days at the sole discretion of our management, unless the total proceeds are earlier received or we determine, in our sole discretion to cease selling efforts.
Net Proceeds Our Company..........	$75,000.00
Use Of Proceeds...................	We will use the proceeds to pay for offering expenses, research and exploration.

</Table>

RISK FACTORS

There is no assurance that our business will be profitable. We must conduct exploration to determine what amount of minerals, if any, exist on our property, and if any minerals which are found can be economically extracted and profitably processed. We do not claim to have any minerals or reserves whatsoever at this time on any of our claims.

Our company is only recently organized with no operating history which makes an evaluation of us difficult. Our company was recently organized on May 24, 2000 and is a start-up company. We have no operating history and we do not have any business prior to our organization. As of March 31, we had incurred losses of $7,301 and we expect losses to continue.

1

<Page>

There is nothing at this time on which to base an assumption that our business plan will prove successful, and there is no assurance that we will be able to operate profitably. You should not invest in this offering unless you can afford to lose your entire investment.

Because of our lack of funds and past losses, our independent accountants' audit report states that there is substantial doubt about our ability to continue as a going concern. Our independent certified public accountants have pointed out that we have incurred losses since our inception and have not yet been successful in establishing profitable operations, raising substantial doubt about our ability to continue as a going concern. Therefore, our ability to continue as a going concern is highly dependent upon obtaining additional financing for our planned operations. If we are unable to raise additional capital then you may lose your entire investment.

We are dependent upon this offering to be able to implement our business plan and our lack of revenues and profits may make obtaining additional capital more difficult. We presently have no significant operating capital and we are totally dependent upon receipt of the proceeds of this offering to provide the capital necessary to commence our proposed business. In addition, the first 25% of the proceeds will be used to pay expenses of the offering. Upon completion of the offering, the amount of capital available to us will still be extremely limited, especially if less than the total amount of the offering is raised since this is not an underwritten offering. We have no commitments for additional cash funding beyond the proceeds expected to be received from this offering. In the event that the proceeds from this offering are not sufficient given the capital-intensive nature of our business, we may need to seek additional financing from commercial lenders or other sources, for which we presently have no commitments or arrangements.

We must limit our exploration because we are small and do not have much capital. There are other larger exploration companies that could and probably would spend more time and money exploring our property.

Investors will be unable to sell their shares if a trading market does not develop. Because there is no public trading market for our common stock, you may not be able to resell your shares. There is no central

<Page>

place, like a stock exchange or electronic trading system, to resell your shares. If you do want to resell your shares, you will have to locate a buyer and negotiate your own sale.

We will not have enough money to generate revenues even if the entire offering is sold. Our planned exploration program is separated into two phases. Assuming this offering is entirely sold, we will not have enough money to complete the second phase and begin generating revenues.

We have no full time employees. Our sole employee, shareholder, officer and director is William Iverson. He will not be employed full time, at least initially, as he is involved with other businesses and has other interests which could give rise to conflicts of interest with respect to carrying out the operations of Prelude.

We have no experience with mineral exploration. Our sole employee, shareholder, officer and director has no experience with mineral exploration and mining. This could detrimentally impact the ability of Prelude to implement its business plan.

USE OF PROCEEDS

The net proceeds to us from the sale of the 1,500,000 shares offered hereby at a public offering price of $0.05 per share will vary depending upon the total number of shares sold. Regardless of the number of shares sold, we expect to incur offering expenses estimated at $18,018.75 for legal, accounting, printing and other costs in connection with the offering.

The table below shows how proceeds from this offering would be used for scenarios where our company sells various amounts of the shares and the priority of the use of net proceeds in the event actual proceeds are not sufficient to accomplish the uses set forth. Pending use, we will invest the net proceeds in investment-grade, short-term, interest bearing securities.

<Table>

<S>	<C>	<C>	<C>	<C>
Percent of total shares offered	25% ($)	50% ($)	75% ($)	100% ($)
Shares sold	375,000	750,000	1,125,000	1,500,000
Gross proceeds from offering	$18,750.00	$37,500.00	$56,250.00	$75,000.00
Less: Offering Expenses	$18,018.75	$18,018.75	$18,018.75	$18,018.75
Net Offering Proceeds	$731.25	$19,481.25	$38,231.25	$56,981.25
Use of Net Proceeds *				
Expansion of claim block	$0.00	$15,000.00	$15,000.00	$15,000.00
Lease of third party claims	$0.00	$0.00	$5,000.00	$5,000.00
Rock sampling	$0.00	$0.00	$4,000.00	$4,000.00
Soil sampling	$0.00	$0.00	$6,000.00	$6,000.00
Geologic mapping	$0.00	$0.00	$8,000.00	$8,000.00
Geophysical surveys	$0.00	$0.00	$0.00	$10,000.00
Reporting	$0.00	$0.00	$0.00	$2,000.00
Working Capital *	$731.75	$4,481.25	$231.25	$6,981.25
Total Use of Proceeds	$731.75	$19,481.25	$38,231.25	$56,981.25

</Table>

* The use of net proceeds describes the expenses that will be incurred in association with Phase I of our business plan. Phase II of the business plan will not be implemented until the success of Phase I is evaluated to determine whether further exploration work is warranted. For this reason, we will retain as working capital any sums not utilized in Phase I until further financing is obtained for Phase II assuming further exploration work is warranted.

Phase I of our business plan calls for staking additional claims at a cost of $15,000 which is a prerequisite for our exploration activities. We anticipate that it will also cost us approximately $5,000 to lease these additional claims. Accordingly, we will have to sell more than 50% of the offering in order to complete this additional claim staking and leasing before our actual exploration activities can begin. Unless at least 25% of the offering is sold, we may not be able to pay the expenses of the offering. It is possible that no proceeds may be raised from this offering. If we are not able to pay our offering expenses we will incur further losses. It is also possible that some, but not all, of the 1,500,000 shares offered will be sold. If fewer than all of the shares are sold, we will have to delay or modify our plan. There can be no assurance that any delay or modification will not adversely affect our development. If we require additional funds to develop our plan, such funds may not be available on terms acceptable to us.

Possible working capital uses include advertising and other ongoing selling, general and administrative expenses, to be determined by our executive officers based upon their assessment of our company's needs.

Any funds not used for the purposes indicated will be used for general working capital. If less than the entire offering is received, funds will be applied according to the priorities outlined above. For example, if less than $20,000 is received, the entire amount will be applied toward legal and accounting fees for this offering as well as quarterly and annual reports required under the Securities Exchange Act of 1934.

DETERMINATION OF OFFERING PRICE

There is no established public market for the shares of common stock being registered. As a result, the offering price and other terms and conditions relative to the shares of common stock offered hereby have been arbitrarily determined by us and do not necessarily bear any relationship to assets, earnings, book value or any other objective criteria of value. In addition, no investment banker, appraiser or other independent, third party has been

<Page>

consulted concerning the offering price for the shares or the fairness of the price used for the shares.

DILUTION

You will suffer substantial dilution in the purchase price of your stock compared to the net tangible book value per share immediately after the purchase.

Dilution is the difference between the public offering price of $0.05 per share for the common stock offered herein, and the net tangible book value per share of the common stock immediately after its purchase. Our net tangible book value per share is calculated by subtracting our total liabilities from our total assets less any intangible assets, and then dividing by the number of shares then outstanding.

Our net book value prior to the offering, based on the September 30, 2001 financial statements, was $(17,155) or approximately $(0.017) per common share. Prior to selling any shares in this offering, we had 1,000,000 shares of common stock outstanding, which were purchased by the founding shareholder for $25,000. We are now offering up to 1,500,000 shares at $0.05 per share. If all shares offered herein are sold, we will have 2,500,000 shares outstanding upon completion of the offering. Our post offering pro forma net book value, which gives effect to receipt of the net proceeds from the offering on all shares sold but does not take into consideration any other changes in our net tangible book value, will be $39,826 or approximately $0.016 per share. This would result in dilution to investors in this offering of $0.034 per share, or approximately 68% from the public offering price of $0.05 per share. Net tangible book value per share would increase $0.051 per share for our current shareholder.

Dilution Table

The following table sets forth the estimated net tangible book value ("NTBV") per share after the offering and the dilution to persons purchasing shares based upon various levels of sales achieved:

<Table>
<Caption>

	375,000 shares sold	750,000 shares sold	1,125,000 shares sold	1,500,000 shares sold
<S>	<C>	<C>	<C>	<C>
Public offering price/share	$0.05	$0.05	$0.05	$0.50
NTBV/share prior to offering	$(0.017)	$(0.017)	$(0.017)	$(0.017)
Net proceeds to Prelude*	$731.25	$18,481.25	$38,231.25	$56,981.25
Total shares outstanding	1,375,000	1,750,000	2,125,000	2,500,000
Increase attributable to new shareholders	$0.005	$0.016	$0.027	$0.033

Post offering pro forma NTBV/share	$(0.012)	$(0.001)	$0.010	$0.016

</Table>

Comparative Data

The following table sets forth with respect to existing shareholders and new investors, a comparison of the number of shares of common stock acquired from our company, the percentage ownership of such shares, the total consideration paid, the percentage of total consideration paid and the average price per share.

<Table>
<Caption>

<S>	Shares Purchased Number <C>	Shares Purchased Percent <C>	Total Consideration Amount <C>	Total Consideration Percent <C>	Average Price Per Share
Existing shareholder William Iverson	1,000,000	40%	$25,000	25%	$0.025
New investors*	1,500,000	60%	$75,000	75%	$0.050
Total	2,500,000	100%	$100,000	100%	$0.040

</Table>

----

* It is possible we may not sell any of the shares, in which case the proceeds to Prelude will be $0.

PLAN OF DISTRIBUTION

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General

The following discussion addresses the material terms of the plan of distribution.

We are offering up to 1,500,000 shares of our common stock at a price of $0.05 per share to be sold by Mr. Iverson, our principal executive officer and director. This will be the only method of distribution. Prelude does not intend to make any distribution through an underwriter or on the Internet. The shares will be sold through our principal executive officer and director, so no compensation will be paid with respect to those sales, except for reimbursement of expenses actually incurred on behalf of our company in connection with such activities. Since this offering is conducted as a direct participation offering, there can be no assurance that any of the shares will be sold. A subscription agreement, the form of which is attached to this prospectus, will be required to be submitted by all purchasers of the shares. The offering will not be sold to officers, directors or affiliates of Prelude. The minimum purchase is 50,000 shares at $.05 per share or $2,500.

There is currently no market for any of our shares and no assurances are given that a public market for such securities will develop after the closing of this offering or be sustained if developed. While we plan following the closing of this offering to take affirmative steps to request or encourage one or more broker/dealers to act as a market maker for our securities, no such efforts have yet been undertaken and no assurances are given that any such efforts will prove successful. As such, investors may not be able to readily dispose of any shares purchased hereby.

Our president, Mr. Iverson, who is an associated person of us as that term is defined in Rule 3a4-1 under the Exchange Act, shall conduct the offering. Mr. Iverson is deemed not to be a broker for the following reasons:

* He is not subject to a statutory disqualification as that term is defined in Section 3(a)(39) of the Exchange Act at the time of his participation in the sale of our securities.

* He will not be compensated for his participation in the sale of our securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.

* He is not an associated person of a broker or dealers at the time of his participation in the sale of our securities.

* He will restrict his participation to the following activities:

  A. Preparing any written communication or delivering any communication through the mails or other means that does not involve oral solicitation by him of a potential purchaser;

  B. Responding to inquiries of potential purchasers in a communication initiated by the potential purchasers, provided however, that the content of responses are limited to information contained in a registration statement filed under the Securities Act or other offering document;

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C. Performing ministerial and clerical work involved in effecting any transaction.

As of the date of this prospectus, no broker has been retained by us for the sale of securities being offered. In the event a broker who may be deemed an underwriter is retained by us, an amendment to our registration statement will be filed.

The offering will remain open for a period of 90 days or an additional 60 days at our sole discretion, unless the entire gross proceeds are earlier received or we decide, in our sole discretion, to cease selling efforts. Our officers, directors and stockholders and their affiliates may purchase shares in this offering.

No Escrow Of Proceeds

There is no escrow of any of the proceeds of this offering. Accordingly, we will have use of such funds once we accept a subscription and funds have cleared. Such funds shall be non-refundable to subscribers except as may be required by applicable law.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under the "Prospectus Summary," "Risk Factors," "Management Discussion and Analysis or Plan of Operation," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievement expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "intend", "expects," "plan," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

None of these forward-looking statements refer to exploration, development, production or other anticipated mining activity.

LEGAL PROCEEDINGS

We are not a party to or aware of any threatened litigation of a material nature.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

<Page>

Executive Officers And Directors

The following table sets forth the directors and executive officers of our company, their ages, term served and all officers and positions with our company. A director is elected for a period of one year and thereafter serves until his or her successor is duly elected by the stockholders and qualifies. Officers and other employees serve at the will of the Board of Directors.

There are no arrangements or understandings regarding the length of time a director of our company is to serve in such a capacity. Our director holds no directorships in any other company subject to the reporting requirements of the Securities Exchange Act of 1934.

<Table>
<Caption>

Name of Director	Age	Term Served	Positions with Company
<S>	<C>	<C>	<C>
William Iverson	40	Since inception	President, Secretary-Treasurer & Director

</Table>

Mr. Iverson will serve as management of our company. A brief description of his background and business experience is as follows:

Mr. Iverson has been the President, Secretary-Treasurer and Director since our company's inception on May 24, 2000. Since November 1999, Mr. Iverson has also been employed by First Quantum Minerals Corporation of Vancouver, British Columbia where he performs corporate relations services, including the preparation of corporate profiles, brochures and advertisements. From November 1999 to February 2000 Mr. Iverson was also employed by Nevada Pacific Gold, Ltd. From January 1996 to August 1997, Mr. Iverson was employed by Treminco Resources, Ltd., an exploration stage company, located in Vancouver, British Columbia, where he performed corporate development services. In this capacity he acted as a liaison between Tremninco and the financial community. From October 1997 to November 1998, Mr. Iverson was employed by Cee Bee Natural Gas, Ltd. From January of 1988 until December of 1995 Mr. Iverson was also employed as a stockbroker with Georgia Pacific Securities Corporation in Vancouver, British Columbia. Mr. Iverson will continue to serve in his present positions with Prelude until the next annual meeting of shareholders and devote approximately 15 hours per week of his time to the Prelude. Mr. Iverson has no formal training or experience with mineral exploration. Mr. Iverson completed two years of college in 1974 from the University of Alberta but he did not obtain a degree. In addition, he was formerly licensed as a stockbroker in Canada between 1995 and 1998. That license, however, was allowed to lapse by Mr. Iverson in 1998 because he was pursuing a career in corporate relations. Mr. Iversen's responsibilities with Prelude consist mainly of communicating with the appropriate governmental agencies to ensure the company claims are kept in good standing and coordinating the filing of this offering. In addition, Phase I of the company's business plan will be performed by subcontractors, the activities of which will be managed by Mr. Iverson. It is anticipated that additional officers will be hired if Phase I of our business plan is successful to manage the company's day to day mineral exploration activities.

Executive Compensation

Our sole director does not currently receive and has never received any compensation for serving as a director to date. In addition, at present, there are no ongoing plans or arrangements for compensation of any of our officers. However, we expect to adopt a plan of reasonable compensation to our officers and employees when and if we become operational and profitable.

The following table sets forth all compensation awarded to, earned by, or paid for services rendered to us in all capacities during the period ended March 31, 2001, by Mr. Iverson, our sole executive officer.

Summary Compensation Table
Long-Term Compensation Awards

<Table>
<Caption>

Name and Principal Position	Compensation-2001 Salary	($)Bonus	($)Number of shares Underlying Options (#)
<S>	<C>	<C>	<C>
William Iverson President	None	None	None

</Table>

<Page>

We do not presently have a stock option plan but intend to develop an incentive based stock option plan for our officers and directors in the future and may reserve up to ten percent of our outstanding shares of common stock for that purpose.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our company's common stock with respect to each named director and executive officer of our company, each person known to our company to be the beneficial owner of more than five percent (5%) of said securities, and all directors and executive officers of our company as a group:

<Table>
<Caption>

Name and Address	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class	% After Offering
<S>	<C>	<C>	<C>	<C>
William Iverson 2585 West 14th Avenue Vancouver, B.C. V6K 2W6	Common	1,000,000 shares	100%	40%
All officers & directors as a group (1 person)	Common	1,000,000 shares	100%	40%

</Table>

Prior to the sale of any shares in this offering, Mr. Iverson was the only shareholders of Prelude.

DESCRIPTION OF SECURITIES

The shares registered pursuant to the registration statement of which this prospectus is a part are shares of common stock, all of the same class and entitled to the same rights and privileges as all other shares of common stock.

Common Stock

Prelude is presently authorized to issue 45,000,000 shares of $.001 par value common stock. The holders of common stock, including the shares offered hereby, are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefore. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities of our company nor are any common shares subject to redemption or convertible into other securities of our company. Upon liquidation, dissolution or winding up of our company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of our company's common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Prelude has reserved from its authorized but unissued shares a

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sufficient number of shares of common stock for issuance of the shares offered hereby. The shares of common stock issuable upon subscription of the offering will be, when issued in accordance with the terms of the offering, fully paid and non-assessable.

Preferred Stock

Prelude is also presently authorized to issue 5,000,000 shares of $.001 par value preferred stock. No preferred stock has been issued as of this date and management has no current plans to issue preferred stock to any investor. Under our company's articles of incorporation, as amended, the Board of Directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and issue the preferred stock in such one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control of our company without further shareholder action and may adversely effect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The Board of Directors effects a designation of each series of preferred stock by filing with the Nevada Secretary of State a Certificate of Designation defining the rights and preferences of each such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Nevada Secretary of State, or copies thereof may be obtained from our company.

Options and Warrants

We do not presently have any options or warrants authorized or any securities that may be convertible into common stock. However, our board of directors may later determine to authorize options and warrants for our company.

Dividend Policy

We have not previously paid any cash dividends on our common stock and do not anticipate or contemplate paying dividends on our common stock in the foreseeable future. Our present intention is to utilize all available funds for the development of our business. There is no assurance that we will ever have excess funds available for the payment of dividends. The only legal restrictions that limit the ability to pay dividends on common equity or that are likely to do so in the future, are those restrictions imposed by state laws. Under Nevada corporate law, no dividends or other distributions may be made which would render our company insolvent or reduce assets to less than the sum of its liabilities plus the amount needed to satisfy any outstanding liquidation preferences.

Transfer Agent

We intend to use Nevada Agency And Trust Company, 50 West Liberty Street, Suite 880, Reno, NV 89501 as our transfer agent and registrar for the common stock upon completion of the offering.

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Shares Eligible For Future Sale

Upon completion of this offering, we will have 2,500,000 shares of common stock outstanding, if we sell all of the shares in this offering. Of these shares, the 1,500,000 shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933.

The remaining 1,000,000 of common stock held by the existing stockholder were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Of these shares, 80,000 shares will become eligible for sale on October 11, 2001, 140,000 shares will become eligible for sale on November 7, 2000, and 780,000 shares will become eligible for sale on April 11, 2001, all subject to the limitations of Rule 144. We cannot predict the effect, if any, that offers or sales of these shares would have on the market price. Nevertheless, sales of significant amounts of restricted securities in the public markets could adversely affect the fair market price of the shares, as well as impair our ability to raise capital through the issuance of additional equity shares.

In general, under Rule 144, a person who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (1) one percent of the then outstanding shares of common stock or (2) the average weekly trading volume in the common stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of the sale is filed, provided several requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock which are not restricted securities.

Under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned shares for at least two years may resell their shares without compliance with the foregoing requirements. In meeting the one-and two-year holding periods described above, a holder of shares can include the holding periods of a prior owner who was not an affiliate. The one-and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the shares from the issuer or an affiliate.

There is presently no agreement by any holder, including our "affiliates", of "restricted" shares not to sell their shares.

Penny Stock Regulation

Our shares will probably be subject to the Penny Stock Reform Act of 1990 which may potentially decrease your ability to easily transfer our

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shares. Broker-dealer practices in connection with transactions in "penny stocks" are regulated. Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. As our shares immediately following this offering will likely be subject to such penny stock rules, investors in this offering will in all likelihood find it more difficult to sell their securities.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Our articles of incorporation contains provisions permitted under the Nevada Corporations Code relating to the liability of directors. The provisions eliminate a director's liability to stockholders for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, including the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Our certificate of incorporation also contains provisions obligating us to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Nevada. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Following the close of this offering, we will be subject to the State of Nevada's business combination statute. In general, the statute prohibits a publicly held Nevada corporation from engaging in a business combination with a person who is an interested stockholder for a period of three years after the date of the transaction in which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates, owns, or, within three years prior to the proposed business combination, did own 15% or more of our voting stock. The statute could prohibit or delay mergers or other takeovers or change in control attempts and accordingly, may discourage attempts to acquire us.

As permitted by Nevada law under Nevada Revised Statutes 78.037, we intend to eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to exceptions. In addition, our bylaws provide that we are required to indemnify our officers and directors, employees and agents under circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we would be required to advance expenses to our officers and directors as incurred in proceedings against them for which

<Page>

they may be indemnified. The bylaws provide that we, among other things, will indemnify officers and directors, employees and agents against liabilities that may arise by reason of their status or service as directors, officers, or employees, other than liabilities arising from willful misconduct, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of ours in which indemnification would be required or permitted. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

We have agreed to the fullest extent permitted by applicable law, to indemnify all our officers and directors. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

CERTAIN TRANSACTIONS

In connection with the organization of Prelude, Mr. Iverson, the founding shareholder, President, Secretary-Treasurer and Director of our company, paid $2,000 cash on October 11, 2000, $3,500 cash on November 7, 2000, $19,500.00 cash on April 11, 2001, to purchase an aggregate of 1,000,000 shares of common stock at $.025 per share.

Prelude presently has no office facilities but for the time being will use as its business address the office of Mr. Iverson on a rent free basis, until such time as the business operations of our company may require more extensive facilities and our company has the financial ability to rent commercial office space. There is presently no formal written agreement for the use of such facilities, and no assurance that such facilities will be available to our company on such a basis for any specific length of time.

We have no formal written employment agreement or other contracts with our officer, and there is no assurance that the services to be provided by them, and facilities to be provided by Mr. Iverson, will be available for any specific length of time in the future. Mr. Iverson anticipates initially devoting up to approximately 15 hours per week of his time to the affairs of our company. If and when the business operations of our company increase and a more extensive time commitment is needed, Mr. Iverson is prepared to devote more time to our company, in the event that becomes necessary. The amounts of compensation and other terms of any full time employment arrangements with our company would be determined if and when such arrangements become necessary.

BUSINESS

History And Organization

Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the state of Nevada on May 24, 2000. We have not commenced business operations and we are considered an exploration stage enterprise. To date, our activities have been limited to organizational matters, obtaining a mining engineer's report and the preparation and filing of the registration

<Page>

statement of which this prospectus is a part. In connection with the organization of our company, the founding shareholder of our company contributed an aggregate of $25,000 cash in exchange for 1,000,000 shares of common stock. We have no significant assets, and we are totally dependent upon the successful completion of this offering and receipt of the proceeds there from, of which there is no assurance, for the ability to commence our proposed business operations.

Proposed Business

On March 9, 2001, we acquired a 20 year mining lease from Steve Sutherland, the owner of 24 unpatented lode mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. An unpatented claim is one in which more assessment work is necessary before all mineral rights can be claimed. As the owner of the claims, Mr. Sutherland has the right to lease the claims to a third party but he remains responsible for compliance with all applicable federal, state and county laws and regulations. Under the terms of our lease with Mr. Sutherland, we are entitled to all of Mr. Sutherlands mineral rights and we are also made responsible for compliance for all laws and regulations that apply to the claims. We are presently in the pre-exploration stage and there is no assurance that a commercially viable precious mineral deposit exists in our property until appropriate geological exploration is done and a final comprehensive evaluation concludes that there is economic and legal feasibility to conduct mining operations.

The exploration program proposed by Prelude is designed to determine whether mineralization exists to the extent that mining operations would be economically feasible. It is uncertain at this time the precise quantity of minerals in the property that would justify actual mining operations.

Prelude has leased the claims from Mr. Sutherland who is our landlord. We also have the right to locate additional claims within one mile of the claims which become part of the lease. Under the terms of the lease, Prelude must pay a three percent production royalty and may extend the initial term of 20 years for one additional period of 20 years provided that all conditions of the lease have previously been met. Prelude has the exclusive possession of the property for mining purposes during the term of the lease.

Under the terms of the lease, Prelude must pay a three percent annual production royalty and must pay an annual minimum royalty as follows, of which the first payment of $5,000 has already been made:

<Table>
<Caption>
<S> <C>

Anniversary Date	Amount
March 9, 2001	$ 5,000.00
March 9, 2002	$ 7,500.00
March 9, 2003	$10,000.00
March 9, 2004	$20,000.00
March 9, 2005 & thereafter	$50,000.00

</Table>

If Prelude fails to meet the above lease payments, the lease may be terminated if the landlord gives written notice of such default. After receipt of default, Prelude has 15 days to cure the default. In addition, the lease may be terminated if Prelude fails to make federal, state, and county maintenance payments or filing fees at least 15 days prior to due date. In that event, the landlord must notify Prelude of a possible default. After 10 days, if the default is not cured the landlord may initiate payment on the claims. Prelude will be able to cure this default by reimbursing all federal, state and county payments made by the landlord plus a 20% penalty within 30 days.

Under applicable federal, state, and county laws and regulations, annual mining claim maintenance or rental fees are required to be paid by Prelude for

13

<Page>

the unpatented mining claims which constitute all or part of the leased property, beginning with the annual assessment work period of September 1, 2001 to September 1, 2002. Prelude must timely and properly pay the federal, state, and county annual mining claim maintenance or rental fees, and must execute and record or file, as applicable, proof of payment of the federal, state, and county annual mining claim maintenance or rental fees and the landlord's intention to hold the unpatented mining claims. If Prelude does not terminate the agreement before June 1 of any subsequent lease year, Prelude will be obligated either to pay the federal, state, and local annual mining claim maintenance or rental fees for the property due that year or to reimburse the landlord.

Prelude also has the right to buy out the landlord's interest in exchange for a payment of $5,000,000 from which royalty payments made up to the time of the buyout may be deducted. If a buyout occurs, Prelude must also pay the landlord a perpetual 0.5% royalty on all minerals recovered from the property.

The lease may be terminated at any time by Prelude provided that we give written notice 30 days prior to relinquishing the leased property. In the event Prelude desires to terminate the agreement after June 1 of any year, we are responsible for all federal, state, and county maintenance and filing fees for the next assessment year regarding the leased property. In addition, we must deliver to the landlord in reproducible form all data generated or obtained for the leased property, whether factual or interpretive. Finally, we must quitclaim to the landlord all claims located or acquired by us.

Our business activities to date have been restricted to obtaining a report from our mining engineer, Edward P. Jucevic and preparing this offering. Mr. Jucevic's report details the geological and mining history of the claims leased by Prelude, including the land status, climate, geology and mineralization. In preparing his report, Mr. Jucevic did not perform any actual field work on the claims. Mr. Jucevic believes that based upon previous mining activity in the area, sufficient evidence exists to warrant further exploration on the leased property which could then lead to actual mining operations.

The property leased by Prelude is located in Elko County, Nevada and comprises 24 unpatented claims. Mr. Jucevic has concluded that the claims demonstrate a potential for surface-mineable oxidized-zinc deposits and surface-mineable heap leachable silver deposits. Heap leaching is a process for the extraction of valuable minerals utilizing chemical solutions that percolate through crushed ore. A two phase exploration and drilling program has been proposed. Phase 1, including a recommendation to stake four neighboring targets, with estimated costs of $50,000. No exploration work will be performed until the additional claim staking has taken place. We have not yet determined whether Mr. Jucevic will be commissioned to perform additional research on the claims for us. That would be followed by Phase 2 with estimated costs of $100,000. The purpose of this offering is to finance the implementation of Phase I.

Location and Access

The leased property is located in Elko County, Nevada, approximately 50 airline miles southeast of the town of Elko, Nevada. Access from Elko, Nevada is obtained by driving 20 miles on I-80 to Halleck, Nevada and then turning southeast on paved Highway 229 for forty-two miles through Secret Pass across the Ruby Mountains and then proceeding about 24 miles south on dirt roads to the property. The claims are in what is known as the Mud Springs mining district.

[Map]

Claim Status

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The claims have been leased by Prelude form Steve Sutherland who currently holds the property via 24 unpatented mining claims located during the month of September 2000. The owner of the property is the United States government. The land is administered by the Bureau of Land Management (BLM). Mr. Sutherland has documentation that all requisite county and United States Bureau of Land Management (BLM) papers have been filed and all fees paid. Two claims not belonging to Mr. Sutherland lie within the claim boundary and are held by a local prospector. Mr. Jucevic believes these two claims are most likely available for lease under reasonable terms. We do intend to lease these claims if possible. The local prospector who owns these two claims is Jerry Baughman. He has no relationship to Prelude. At this time, he has not been approached by us about leasing his two unpatented claims. We believe that reasonable terms for the lease of these two claims would include a standard mining lease including an anticipated $5,000 payment upon execution, with an option to purchase priced at approximately $50,000 payable over a period of five years. The Sutherland claim block comprises about 460 acres.

Climate And Local Resources

The claims leased by Prelude are located at elevations ranging from 5900 to 7950 feet in gently rolling hills covered with sagebrush and Pinion pines. The climate is temperate with moderate snow cover from December to March. No perennial streams exist on the property. However, groundwater is plentiful. Power lines are located about three miles east of the property. The closest population center is Bishop, located about 48 miles to the northwest.

History Of The Claims

Mr. Jucevic has examined the available literature on the claims. According to these sources, base metals and silver were discovered on the property in 1910. Production from high grade veins started as early as 1915. Partial records indicate lead, silver and zinc were produced through 1956. Recent exploration efforts were started in the 1980's by United States Minerals Exploration (USMX), and Cominco American Inc. USMX made 105 drill holes totaling 11,190 feet between 1980 and 1996 which defined a mineralization of ore containing silver, lead and zinc. Cominco controlled the property for a short time and conducted geophysical surveys which identified potential mineralization through the claims area that extend north of the claims.

Our Proposed Exploration Program

We must conduct exploration to determine what amount of minerals, if any, exist on our properties, and if any minerals which are found can be economically extracted and profitably processed. Our exploration program is designed to economically explore and evaluate our claims.

We do not claim to have any minerals or reserves whatsoever at this time on any of our claims. We intend to implement an exploration program and to proceed in the following two phases:

Phase I will involve expanding our block of claims by locating approximately 50 additional claims and acquiring third party claims within the area. There has been no staking of additional claims at this time. The initial work of Phase I will be centered on opportunities and targets within the boundaries of the leased claims. However, it is anticipated that expansion of the existing claim position will be advisable following completion of the geological investigations in Phase I. For example, U. S.

Minerals Exploration, a previous explorer of the claims, calculated potential mineralization along the northeast area of the leased claims. Therefore, it appears probable that additional claim staking in northeast and southwest extensions off this trend would capture neighboring mineralization, as well as northeast trending fault zones within the claims. With respect to maintenance costs, the current 24 claims are subject to total annual fees of $2,580.00 Annual maintenance fees for an additional 50 claims would be $5,375.00. No land status work has been conducted on neighboring lands by Mr. Jucevic. We will also take 200 rock samples and 300 soil samples and perform geological mapping and geophysical surveys followed by a written analysis of this exploration. The cost of Phase I will is estimated to be $50,000 and will take approximately two months to complete.

Upon completion of Phase I, we will determine the cost effectiveness of proceeding to Phase II. In making this determination, we will undertake to have our data from Phase I independently verified for accuracy by an independent registered engineer to confirm the existence of mineralization.

<Page>

Phase II will consist of substantial test drilling of a total of 5,000 feet to determine the extent, depth and dip of ore discovered in Phase I. It is anticipated that Phase II will cost $100,000 and will also take approximately two months to complete. If we decide not to proceed to Phase II, we will likely cancel the lease and search for other mineral exploration sites to lease. As of the date of this prospectus, no such search has been undertaken.

Competitive Factors

The mineral industry is fragmented. We compete with other exploration companies looking for a variety of mineral reserves. We may be one of the smallest exploration companies in existence. Although we will be competing with other exploration companies, there is no competition for the exploration or removal of minerals from our property. Readily available markets exist in North America and around the world for the sale of minerals. Therefore, we intend to develop mining claims to the production point in which major mining production companies would seriously consider pursuing the property as a valuable and significant acquisition.

Regulations

We will secure all necessary permits for exploration and, if development is warranted on the property, will file final plans of operation before we start any mining operations. We anticipate no discharge of water into active stream, creek, river, lake or any other body of water regulated by environmental law or regulation. No endangered species will be disturbed. Restoration of the disturbed land will be completed according to law. All holes, pits and shafts will be sealed upon abandonment of the property. It is difficult to estimate the cost of compliance with the environmental law since the full nature and extent of our proposed activities cannot be determined until we start our operations and know what that will involve from an environmental standpoint.

The initial drilling program outlined in Phase I will be conducted on BLM lands. The BLM will require the submittal of a plan of operation which would be used as the basis for the bonding requirement, water permit and reclamation program. The reclamation program could include both surface reclamation and drill hole plugging and abandonment. The amount of the bonding would be based upon an estimate by the BLM related to the cost of reclamation if done by an independent contractor. Bonding costs vary on case by case basis. The scope of the proposed program determines amount of reclamation bond required by the BLM. Among the factors considered are the degree of proposed land disturbance, whether there have been previous disturbances and the nature of previous reclamation efforts. Since there is a substantial infrastructure of existing roads across the property the amount of initial bonding would likely be reduced. In addition, the terrain is relatively subdued which should further reduce the necessity for road building. The estimate for Phase II reclamation and bonding would depend upon the results of Phase I.

We would be subjected to the BLM rules and regulations governing federal lands including a draft environmental impact statement or EIS, public hearings and a final EIS. The final EIS would address county and state needs and requirements and would cover issues and permit requirements concerning: air quality, heritage resources, geology, energy, noise, soils, surface and ground water, wetlands, use of hazardous chemicals, vegetation, wildlife, recreation, land use, socioeconomic impact, scenic resources, health and welfare, transportation and reclamation. Bonding requirements are developed from the final EIS.

We are in compliance with the all laws and will continue to comply with the laws in the future. We believe that compliance with the laws will not adversely affect our business operations. Prelude anticipates that it will be required to post bonds in the event the expanded work programs involve extensive surface disturbance.

Employees

<Page>

Initially, we intend to use the services of subcontractors for manual labor exploration work on our properties. Prelude will consider hiring technical consultants as funds from this offering and additional offerings or revenues from operations in the future permit. At present, our only employee is Mr. Iverson.

Employees and Employment Agreements

At present, we have no employees, other than Mr. Iverson, our president and sole director who has received no compensation for his services. Mr. Iverson does not have an employment agreement with us. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to any employees.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

We are a start-up, exploration stage company and have not yet started our business operations or generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that our auditors believe there is doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash from sources other than the sale of minerals found on our property. Our only other source for cash at this time is investments by others in our company. We must raise cash to implement our project and stay in business.

To meet our need for cash we are attempting to raise money from this offering. There is no assurance that we will be able to raise enough money through this offering to stay in business. Whatever money we do raise will be applied first to exploration and then to development, if development is warranted. If we do not raise all of the money we need from this offering, we will have to find alternative sources, like a second public offering, a private placement of securities, or loans from our officers or others. At the present time, we have not made any arrangements to raise additional cash, other than through this offering. If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash, or cease operations entirely.

We will be conducting research in connection with the exploration of our property. We are not going to buy or sell any plant or significant equipment. We do not expect a change in our number of employees.

Limited Operating History; Need for Additional Capital

There is no historical financial information about our company upon which to base an evaluation of our performance. We are an exploration stage company and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our properties, and possible cost overruns due to price and cost increases in services.

<Page>

To become profitable and competitive, we conduct research and exploration of our properties. We are seeking equity financing to provide for the capital required to implement our research and exploration phases.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Results of Operations

From Inception on May 24, 2000

We just recently acquired our first interest in lode mining claims. At this time we have not yet commenced the research and/or exploration stage of our mining operations on that property. We have paid $5,000 for a mining lease. As of March 31, 2001 we have experienced operating losses of $7,301.

Plan of Operations

Since inception, we have used our common stock to raise money for our property acquisition, for corporate expenses and to repay outstanding indebtedness. Net cash provided by financing activities from inception on May 24, 2000 to March 31, 2001 was $5,500 as a result of proceeds received from our president and sole director. On April 11, 2001 we received additional cash financing of $19,500 as a result of proceeds received from our president and sole director. Our business activities to date have been restricted to obtaining a mining engineer's report and preparing this offering.

Prelude's plan of operations for the next twelve months is to undertake Phase I of our exploration program. We can commence Phase I assuming at least 50% of the offering is sold. However, the total cost of Phase I is estimated to be $50,000.00 and therefore can not be completed unless nearly all of the offering is sold. We have no plan to engage in any alternative business if Prelude ceases or suspends operations as a result of not having enough money to complete any phase of the exploration program.

Phase I will involve staking of 50 additional claims at a cost of $15,000. Obtaining leases for third party claims in the area is estimated to cost $5,000. We will then initiate rock sampling at a cost of $4,000 and soil sampling at a cost of $6,000 in areas of potential interest that indicate the presence of ore. Thereafter, geological mapping will be conducted that will cost approximately $10,000 along with geophysical surveying that will cost approximately $2,000. The total cost of Phase I will is estimated to be $50,000 and will take approximately two months to complete.

Upon completion of Phase I, we will determine the cost effectiveness of proceeding to Phase II. We will undertake to have our data from Phase I independently verified for accuracy by an independent registered engineer to confirm the existence of mineral deposits.

This offering will only be adequate to finance Phase I. Assuming we decide to proceed with Phase II, we will be required to obtain additional financing. Phase II will consist of extensive drilling totaling approximately 5,000 feet which is estimated to cost $100,000 to determine the extent, depth and dip of

<Page>

mineralization discovered in Phase I. Phase II will take approximately two months to complete.

Liquidity and Capital Resources

As of the date of this registration statement, we have yet to generate any revenues from our business operations. Since our inception, Mr. Iverson has paid $25,000 in cash in exchange for 1,000,000 shares of common stock. This money has been utilized for organizational and start-up costs and as operating capital. As of March 31, 2001 we had sustained operating losses of $7,301.00.

We will be required to sell at least 50% of this offering before commencing Phase I of our planned exploration program. In addition, unless more than 90% of the offering is sold, we will not be able to complete Phase I. Assuming sufficient funds are raised in this offering to complete Phase I, we will be able evaluate within the next 12 months whether to proceed with Phase II. Should we decide to proceed with Phase II, we will be required to raise an additional $100,000.00.

According to the terms or our mining lease, we are obligated by March 9, 2002 to pay a minimum royalty of $7,500. We will be required to renegotiate the terms of the mineral lease in the event we are unable to raise sufficient funds in time to meet this obligation.

LEGAL MATTERS

The validity of the shares offered under this prospectus is being passed upon for us by Kennan E. Kaeder, Attorney at Law, Suite 1904, 110 West C Street, San Diego, California 92101.

EXPERTS

The financial statements of Prelude Ventures, Inc. for the period from inception on May 24, 2000 through March 31, 2001 included in this prospectus have been examined Amisano Hanson, Suite 604-750 West Pender Street, Vancouver, Canada V6C 2T7, independent certified public accountants, as indicated in their report, and are included in this prospectus in reliance on the report given upon the authority of that firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We are filing a registration statement on Form SB-2 with the United States Securities and Exchange Commission, under the Securities Act of 1933, covering the securities in this offering. As permitted by rules and regulations of the Commission, this prospectus does not contain all of the information in the registration statement. For further information regarding both Prelude Ventures and the securities in this offering, we refer you to the registration statement, including all exhibits and schedules, which may be inspected without charge at the public reference facilities of the Commission's Washington, D.C. office, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may be obtained upon request and payment of prescribed fees.

As of the effective date of this prospectus, we will become subject to the information requirements of the Securities Exchange Act of 1934. Accordingly, we will file reports and other information with the Commission. These materials will be available for inspection and copying at the public

<Page>

reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Pacific Regional Office 5670 Wilshire Boulevard, 11th Floor Los Angeles, CA 90036-3648. Copies of the material may be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet Web site located at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file reports electronically with the Commission. The site is accessible by the public through any Internet access service provider.

Copies of our Annual, Quarterly and other Reports filed with the Commission, starting with the Quarterly Report for the first quarter ended after the date of this prospectus (due 45 days after the end of the quarter) will also be available upon request, without charge, by writing Prelude Ventures, Inc. 207-1425 Marine Drive, West Vancouver, B.C., V7T 1B9.

<Page>

PART F/S

PRELUDE VENTURES, INC.
(An Exploration Stage Company)

FINANCIAL STATEMENTS

CONTENTS

<Table>
<Caption>

</Table>

<Page>

INDEPENDENT AUDITORS' REPORT

To the Stockholders,
Prelude Ventures, Inc.

We have audited the accompanying balance sheet of Prelude Ventures, Inc. (An Exploration Stage Company) as at March 31, 2001 and the statements of operations, stockholders' equity and cash flows for the period May 24, 2000 (Date of Incorporation) to March 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of Prelude Ventures, Inc. as at March 31, 2001 and the results of its operations and its cash flows for the period from May 24, 2000 (Date of Incorporation) to March 31, 2001, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the company will continue as a going concern. As discussed in Note 1 to the financial statements, the company is in the exploration stage, and has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada
April 27, 2001

"Amisano Hanson"
Chartered Accountants

F-1

<Page>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
BALANCE SHEET
March 31, 2001
(STATED IN US DOLLARS)

<Table>
<Caption>

ASSETS	2001
<S>	<C>
Current	
Cash	$ 396
Share subscription receivable - Note 6	19,500
	$ 19,896
LIABILITIES	
Current	
Accounts payable	$ 2,197
STOCKHOLDERS' EQUITY	
Preferred stock, $0.001 par value 5,000,000 shares authorized, none outstanding	
Common stock, $0.001 par value 45,000,000 shares authorized 1,000,000 shares outstanding	25,000
Deficit accumulated during the exploration stage	(7,301)
	17,699
	$ 19,896

Nature and Continuance of Operations - Note 1
Subsequent Events - Note 6
</Table>

APPROVED BY THE DIRECTOR:

____________________, Director

F-2

SEE ACCOMPANYING NOTES

<Page>

STATEMENT OF OPERATIONS
for the period May 24, 2000 (Date of Incorporation) to March 31, 2001
(STATED IN US DOLLARS)

<Table>
<Caption>

	May 24, 2000 (Date of Incorporation) to March 31, 2001
<S>	<C>
Expenses	
Bank charges	$ 104
Management fees	5,000
Professional fees	2,197
Net loss for the period	$ 7,301
Loss per share	$ 0.01

Weighted average number of shares outstanding	549,839

</Table>

F-3

SEE ACCOMPANYING NOTES

<Page>

STATEMENT OF CASH FLOWS
for the period May 24, 2000 (Date of Incorporation) to March 31, 2001
(STATED IN US DOLLARS)

<Table>
<Caption>

<S>	<C> May 24, 2000 (Date of Incorporation) to March 31, 2001
Cash Flows from Operating Activities	
Net loss for the period	$ (7,301)
Changes in non-cash working capital balances related to operations	
Share subscription receivable	(19,500)
Accounts payable	2,197
	(24,604)
Cash Flows from Financing Activity	
Capital stock subscribed	25,000
Increase in cash during the period	396
Cash, beginning of the period	-
Cash, end of the period	$ 396

</Table>

F-4

SEE ACCOMPANYING NOTES

<Page>

STATEMENT OF STOCKHOLDERS' EQUITY
for the period May 24, 2000 (Date of Incorporation) to March 31, 2001
(STATED IN US DOLLARS)

<Table>
<Caption>

<S>	COMMON SHARES # <C>	PAR VALUE <C>	Additional Paid-in CAPITAL <C>	Deficit Accumulated During the Exploration STAGE <C>	TOTAL <C>
Capital stock subscribed pursuant to an offering memorandum, for cash - at $0.025	1,000,000	$ 1,000	$ 24,000	$ -	$ 25,000
Net loss for the period	-	-	-	(7,301)	(7,301)
Balance, as at March 31, 2001	1,000,000	$ 1,000	$ 24,000	$(7,301)	$ 17,699

</Table>

F-5

SEE ACCOMPANYING NOTES

<Page>

NOTES TO THE FINANCIAL STATEMENTS
for the period May 24, 2000 (Date of Incorporation) to March 31, 2001
(STATED IN US DOLLARS)

Note 1 NATURE AND CONTINUANCE OF OPERATIONS

The company is in the exploration stage. The company has entered into a lease agreement to explore and mine a resource property located in the state of Nevada, United States of America and has not yet determined whether this property contains reserves that are economically recoverable. The recoverability of amounts from the resource property will be dependent upon the discovery of economically recoverable reserves, confirmation of the company's interest in the underlying property, the ability of the company to obtain necessary financing to satisfy the expenditure requirements under the resource property agreement and to complete the development of the property and upon future profitable production or proceeds for the sale thereof.

These financial statements have been prepared on a going concern basis. The company has accumulated a deficit of $7,301 since inception. Its ability to continue as a going concern is dependent upon the ability of the company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The company was incorporated in Nevada on May 24, 2000.

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the company have been prepared in accordance with generally accepted accounting principles in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may vary from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

EXCHANGE ACT GUIDE 7

The Securities and Exchange Commission's Exchange Act Guide 7 "Description of property by issuers engaged or to be engaged in significant mining operations" requires that mining companies in the exploration stage should not refer to themselves as development stage companies in the financial statements, even though such companies should comply with Financial Accounting Standard Board Statement No. 7, if applicable. Accordingly, the company has not been referred to as being a development stage company.

<Page>

RESOURCE PROPERTIES

The acquisitions of resource properties are initially recorded at cost. Producing mineral properties are depleted over their estimated useful lives based upon a method relating recoverable mineral reserves to production. Non-producing mineral properties that the company abandons interest in are written-off in the year of abandonment. Exploration costs are expensed as incurred.

ENVIRONMENTAL COSTS

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the company's commitments to plan of action based on the then known facts.

INCOME TAXES

The company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109 "Accounting for Income Taxes".

BASIC LOSS PER SHARE

The company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share has not been provided as it would be antidilutive.

FAIR VALUE OF FINANCIAL INSTRUMENT

The carrying value of cash, share subscriptions receivable and accounts payable approximates fair value because of the short maturity of these instruments.

<Page>

Note 3 DEFERRED TAX ASSETS

The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after March 15, 1992. FAS 109 requires the use of the asset and liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assts and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The following table summarizes the significant components of the company's deferred tax assets:

<Table>
<Caption>

<S>	<C> TOTAL
Deferred Tax Assets	
Non-capital loss carryforward	$ 7,301
Gross deferred tax assets	$ 3,651
Valuation allowance for deferred tax asset	(3,651)
	$ -

</Table>

The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards that is likely to be realized from future operations. The company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry.

Note 4 INCOME TAXES

No provision for income taxes has been provided in these financial statements due to the net loss. At March 31, 2001 the company has net operating loss carryforwards, which expire commencing in 2021, totalling approximately $7,301, the benefit of which has not been recorded in the financial statements.

<Page>

Note 5 NEW ACCOUNTING STANDARD

In June 1998, the Financial Accounting Standards board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which standardized the accounting for derivative instruments. SFAS is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Adopting this standard will not have a significant impact on the company's financial positions, results of operations or cash flows.

Note 6 SUBSEQUENT EVENTS

i) By a lease letter agreement effective April 11, 2001 the company was granted the exclusive right to explore, develop and mine the Medicine Project resource property located in Elko County of the State of Nevada for a 3% net smelter return production royalty. This amount will be reduced by any amounts paid under the following minimum advance royalty payments:

- $5,000 upon execution (paid April 11, 2001);
- $7,500 on April 11, 2002;
- $10,000 on April 11, 2003
- $20,000 on April 11, 2004
- $50,000 on April 11, 2005 and every April 11 thereafter

The company is also required to pay all federal and state

mining claim maintenance fees for any year in which this agreement is maintained in good standing after June 1. The company is required to perform reclamation work on the property as required by federal, state and local law for disturbances resulting from the company's activities on the property.

The term of the lease is for 20 years, with automatic extensions so long as the conditions of the lease are met.

ii) The share subscription receivable outstanding at March 31, 2001 of $19,500 was received. This receivable was due from a director and officer of the company.

<Page>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
BALANCE SHEETS
September 30, 2001 and March 31, 2001
(Stated in US Dollars)
(UNAUDITED)

<Table>
<Caption>

<S>	September 30, 2001 <C>	March 31, 2001 <C>
ASSETS		
Current		
Cash	$ 6,154	$ 396
Share subscription receivable	-	19,500
	$ 6,154	$ 19,896
LIABILITIES		
Current		
Accounts payable	$ 13,809	$ 2,197
Loan payable - Note 3	9,500	-
	23,309	2,197
STOCKHOLDERS' EQUITY (DEFICIENCY)		
Preferred stock, $0.001 par value 5,000,000 shares authorized, none outstanding		
Common stock, $0.001 par value 45,000,000 shares authorized 1,000,000 shares outstanding	25,000	25,000
Deficit accumulated during the exploration stage	(42,155)	(7,301)
	(17,155)	17,699
	$ 6,154	$ 19,896

</Table>

SEE ACCOMPANYING NOTES

<Page>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
for the three month period ended September 30, 2001 and 2000, the six months ended September 30, 2001, May 24, 2000 (Date of Incorporation) to September 30, 2000 and for the period May 24, 2000 (Date of Incorporation) to September 30, 2001
(Stated in US Dollars)
(UNAUDITED)

<Table>
<Caption>

<S>	Three months ended September 30, 2001 <C>	Three months ended September 30, 2000 <C>	Six months ended September 30, 2001 <C>	May 24, 2000 (Date of Incorporation) to September 30, 2000 <C>	May 24, 2000 (Date of Incorporation) to September 30, 2001 <C>

Expenses					
Accounting and audit fees	$ 807	$ -	$ 1,807	$ -	$ 3,307
Bank charges	75	$ 62	170	62	274
Legal fees	22,362	-	22,362	-	23,059
Management fees	-	-	1,500	-	6,500
Resource property development	2,590	-	7,580	-	7,580
Transfer agent fees	-	-	1,435	-	1,435
Net loss for the period	$ 25,824	$ 62	$ 34,854	$ 62	$ 42,155
Loss per share	$ 0.03	$ 0.00	$ 0.03	$ 0.00	
Weighted average number of shares outstanding	1,000,000	1,000,000	1,000,000	1,000,000	

</Table>

SEE ACCOMPANYING NOTES

<Page>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
for the six month period ended September 30, 2001,
May 24, 2000 (Date of Incorporation) to September 30, 2000
and for the period May 24, 2000 (Date of Incorporation) to September 30, 2001
(Stated in US Dollars)
(UNAUDITED)

<Table>
<Caption>

	Six months ended September 30, 2001	May 24, 2000 (Date of Incorporation) to September 30, 2000	May 24, 2000 (Date of Incorporation) to September 30, 2001
<S>	<C>	<C>	<C>
Cash Flows from Operating Activities			
Net loss for the period	$ (34,854)	$ (62)	$ (42,155)
Changes in non-cash working capital balances related to operations			
Share subscription receivable	19,500	-	-
Accounts payable	11,612	-	13,809
Prepaid expenses	-	-	-
Loan payable	9,500	-	9,500
	5,758	(62)	(18,846)
Cash Flows from Financing Activity			
Capital stock subscribed	-	-	25,000
Increase (decrease) in cash during the period	5,758	(62)	6,154
Cash, beginning of the period	396	-	-
Cash (deficiency), end of the period	$ 6,154	$(62)	$ 6,154

</Table>

SEE ACCOMPANYING NOTES

<Page>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY
for the period May 24, 2000 (Date of Incorporation) to Septmeber 30, 2001
(Stated in US Dollars)
(UNAUDITED)

<Table>
<Caption>

	Common Shares		Additional Paid-in Capital	Deficit Accumulated During the Exploration Stage	Total
	#	Par Value			
<S>	<C>	<C>	<C>	<C>	<C>

Capital stock subscribed pursuant to an offering memorandum, for cash - at $0.025	1,000,000	$ 1,000	$ 24,000	$ -	$ 25,000
Net loss for the period	-	-	-	(7,301)	(7,301)
Balance, as at March 31, 2001	1,000,000	$ 1,000	$ 24,000	$ (7,301)	$ 17,699
Net loss for the period	-	-	-	(34,854)	(34,854)
Balance, as at September 30, 2001	1,000,000	$ 1,000	$ 24,000	$ (42,155)	$ (17,155)

</Table>

SEE ACCOMPANYING NOTES

<Page>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
September 30, 2001
(Stated in US Dollars)
(UNAUDITED)

Note 1 INTERIM REPORTING

While the information presented in the accompanying interim six months financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. All adjustments are of a normal recurring nature. It is suggested that these financial statements be read in conjunction with the company's March 31, 2001 annual financial statements.

Note 2 COMMITMENTS

Mining Lease

By a lease letter agreement effective April 11, 2001 the company was granted the exclusive right to explore, develop and mine the Medicine Project resource property located in Elko County of the State of Nevada for a 3% net smelter return production royalty. This amount will be reduced by any amounts paid under the following minimum advance royalty payments:

- $5,000 upon execution (paid April 11, 2001);
- $7,500 on April 11, 2002;
- $10,000 on April 11, 2003
- $20,000 on April 11, 2004
- $50,000 on April 11, 2005 and every April 11 thereafter

The company is also required to pay all federal and state mining claim maintenance fees for any year in which this agreement is maintained in good standing after June 1. The company is required to perform reclamation work on the property as required by federal, state and local law for disturbances resulting from the company's activities on the property.

The term of the lease is for 20 years, with automatic extensions so long as the conditions of the lease are met.

Initial Public Offering

The company has filed a SB-2 registration statement, which includes an initial public offering of 1,500,000 common shares at $0.05 per share. This offering is subject to regulatory approval.

Note 3 LOAN PAYABLE

The loan payable is due to the director of the company. The amount is unsecured, non-interest bearing and is repayable from the proceeds of a SB-2 funding (Note 2).

<Page>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)

1,500,000 Shares

Common Stock

$0.05 Per Share

PROSPECTUS

PRELUDE VENTURES, INC.
2585 West 14th Avenue
Vancouver, BC, Canada V6K 2W6

__________, 2001

<Page>

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, director or officer of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

1. Article XII of the articles of incorporation of Prelude, filed as Exhibit 3.1 to the Registration Statement.

2. Article XI of the bylaws of Prelude, filed as Exhibit 3.2 to the Registration Statement.

3. Nevada Revised Statutes, Chapter 78.

The general effect of the foregoing is to indemnify a control person, officer or director from liability, thereby making Prelude responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

The following table sets forth all estimated costs and expenses, other than underwriting discounts, commissions and expense allowances, payable by the issuer in connection with the maximum offering for the securities included in this registration statement:

<Table>
<Caption>

<S>	Amount* <C>
SEC Registration fee	$18.75
Blue sky fees and expenses	$1,000.00
Legal fees and expenses	$10,000.00
Printing and shipping expenses	$1,000.00
Accounting fees and expenses	$5,000.00
Transfer and Miscellaneous expenses	$1,000.00
Total	$18,018.75

</Table>

* All expenses are estimated except the Commission filing fee.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

The following sets forth information relating to all previous sales of Common stock by the Registrant which sales were not registered under the Securities Act of 1933.

In connection with the organization of Prelude, our founding shareholder, William Iverson, has paid an aggregate of $25,000 cash to purchase 1,000,000 shares of common stock of our company. This transaction was not registered under the Securities Act of 1933 (the "Act") in reliance on the exemption from registration in Section 4(2) of the Act. The securities were offered and sold without any general solicitation to persons affiliated with the issuer. As a founding shareholder, these shares are subject to the resale provisions of Rule 144 and may not be sold or transferred without

<Page>

registration except in accordance with Rule 144. Certificates representing the securities bear such a legend.

ITEM 27. EXHIBITS INDEX.

<Table>
<Caption>

Number	Exhibit Name
<S>	<C>
1.1	Subscription Agreement*
1.2	Subscription Agreement of William Iverson*
3.1	Articles of Incorporation*
3.2	By-Laws*
4.1	Specimen Stock Certificate*
5.1	Opinion Regarding Legality*
10.1	Mining Lease*
10.2	Mining Claims*
23.1	Consent of Amisano Hanson
23.2	Consent of Kennan E. Kaeder*
23.3	Consent of Edward P. Jucevic*

</Table>

* Previously Filed

All other Exhibits called for by Rule 601 of Regulation S-B are not applicable to this filing. Information pertaining to our common stock is contained in our articles of incorporation and by-Laws.

ITEM 28. UNDERTAKINGS.

The undersigned registrant undertakes:

(1) To file, during any period in which offer or sales are being made, a post-effective amendment to this registration statement:

I. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

II. To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post effective amendment) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement;

III. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to the information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission any supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred to that section.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to our certificate of incorporation or provisions of Nevada law, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission the indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against liabilities (other than the payment by the Registrant)of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of the issue.

<Page>

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this registration statement to be signed on our behalf by the undersigned, in the City of Vancouver, B.C., on December 3, 2001.

(Registrant) Prelude Ventures, Inc.

By (signature and title) /s/ William Iverson
President, Treasurer, and Director

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

(signature)	/s/ William Iverson
(title)	President, Chief Executive Officer, Secretary, Chairman of the Board
(date)	December 3, 2001
(signature)	/s/ William Iverson
(title)	Principal Financial Officer and Controller
(date)	December 3, 2001

<Page>

INDEX TO EXHIBITS

SEC REFERENCE NUMBER	TITLE OF DOCUMENT
1.1	Subscription Agreement*
1.2	Subscription Agreement of William Iverson*
3.1	Articles of Incorporation*
3.2	Bylaws*
4.1	Specimen Stock Certificate*
5.1	Opinion Regarding Legality*
10.1	Mining Lease*
10.2	Mining Claims*
23.1	Consent of Amisano Hanson
23.2	Consent of Kennan E. Kaeder*
23.3	Consent of Edward P. Jucevic*

* Previously filed

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>SB-2/A
<SEQUENCE>1
<FILENAME>a2058137zsb-2a.txt
<DESCRIPTION>SB-2/A_1535
<TEXT>
<Page>

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SB-2

Amendment No. 2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Prelude Ventures, Inc.
(Name of small business issuer in its charter)

<Table>

<S>	<C>	<C>
Nevada	1081	98-0232018
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification Number)

</Table>

2585 West 14th Avenue
Vancouver, BC, Canada V6K 2W6
Phone: (604) 817-8095

(Address and telephone number of principal executive offices and place of business)

Kennan E. Kaeder
Attorney at Law
110 West C Street, Suite 1904
San Diego, Ca 92101
Phone: (619)232-6545
Fax: (619) 236-8182
Email: kennan@kklawoffice.com
(Name, address and telephone number of agent for service)

Approximate date of commencement of proposed sale to the public: as soon as practicable after this registration becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

<Table>

<S> Title of each class class of securities to be registered	<C> Amount to be registered	<C> Proposed maximum offering price per	<C> Proposed maximum aggregate offering price	<C> Amount of registration fee
Common	1,500,000	$0.05	$75,000	$18.75

</Table>

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
<Page>

PRELUDE VENTURES, INC.

1,500,000 Shares

Common Stock

Offering Price $0.05 per share

This is our initial public offering so there is currently no public market for our shares. See "Risk Factors" commencing on page 1 for a full discussion of the risks involved in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our shares or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

<Table>
<Caption>

	Price to Public Payable In Cash On Subscription	Commissions & Discounts Prior to Legal and Accounting Fees	Proceeds to Company Prior to Legal and Accounting Fees
<S>	<C>	<C>	<C>
Per Share	$0.05	$.00	$.05
Total	$75,000	$.00	$75,000

</Table>

We will offer the shares ourselves and do not plan to use underwriters or pay any commissions. We will be selling our shares in a direct participation offering and no one has agreed to buy any of our shares. There is no minimum amount of shares we must sell so no money raised from the sale of our stock will go into escrow, trust or another similar arrangement. The offering will remain open for 90 days, and may be extended an additional 60 days, unless we decide to cease selling efforts prior to this date. The minimum purchase is 50,000 shares at $.05 per share or $2,500.

The information in this prospectus is not complete and may be changed. We may not sell our shares until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell our shares and it is not soliciting an offer to buy our shares in any state where the offer or sale is not permitted.

The date of this prospectus is ___________, 2001

<Page>

TABLE OF CONTENTS

<Table>
<Caption>

</Table>

Until ________________________, 2001 all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

<Page>

PROSPECTUS SUMMARY

PRELUDE VENTURES, INC. was incorporated under the laws of the State of Nevada on May 24, 2000. We have not commenced active business operations.

We are an exploration stage company. We have acquired a mining lease on a total of 24 unpatented lode mineral claims located in Elko County, Nevada. A patented lode mineral claim is the highest form of holding a mineral claim. It means that no more assessment work is necessary and that all mineral rights, both surface and underground, are included in the claim. An unpatented claim means that more assessment work is necessary before all mineral rights can be claimed. We intend to explore for metals, including silver and zinc and other valuable minerals, on our property. There can be no assurance that valuable minerals exist on our property until proper geological work and analysis is performed.

Our administrative office is located at 2585 West 14th Avenue Vancouver, British Columbia, Canada V6K 2W6, telephone (604) 817-8095. Our Nevada office is located at 50 West Liberty Street, Suite 880, Las Vegas, Nevada, 89501. Our fiscal year end is March 31.

The Offering

<Table>

<S>	<C>
Securities Offered................	1,500,000 shares of common stock.
Offering Price....................	The shares are offered at $0.05 per share for total gross offering proceeds of $75,000.00.
Terms Of The Offering............	There is no minimum offering. Accordingly, as shares are sold, we will use the money raised for our activities. The offering will remain open for 90 days, or an additional 60 days at the sole discretion of our management, unless the total proceeds are earlier received or we determine, in our sole discretion to cease selling efforts.
Net Proceeds Our Company..........	$75,000.00
Use Of Proceeds...................	We will use the proceeds to pay for offering expenses, research and exploration.

</Table>

RISK FACTORS

There is no assurance that our business will be profitable. We must conduct exploration to determine what amount of minerals, if any, exist on our property, and if any minerals which are found can be economically extracted and profitably processed. We do not claim to have any minerals or reserves whatsoever at this time on any of our claims.

Our company is only recently organized with no operating history which makes an evaluation of us difficult. Our company was recently organized on May 24, 2000 and is a start-up company. We have no operating history and we do not have any business prior to our organization. As of March 31, we had incurred losses of $7,301 and we expect losses to continue.

<Page>

There is nothing at this time on which to base an assumption that our business plan will prove successful, and there is no assurance that we will be able to operate profitably. You should not invest in this offering unless you can afford to lose your entire investment.

Because of our lack of funds and past losses, our independent accountants' audit report states that there is substantial doubt about our ability to continue as a going concern. Our independent certified public accountants have pointed out that we have incurred losses since our inception and have not yet been successful in establishing profitable operations, raising substantial doubt about our ability to continue as a going concern. Therefore, our ability to continue as a going concern is highly dependent upon obtaining additional financing for our planned operations. If we are unable to raise additional capital then you may lose your entire investment.

We are dependent upon this offering to be able to implement our business plan and our lack of revenues and profits may make obtaining additional capital more difficult. We presently have no significant operating capital and we are totally dependent upon receipt of the proceeds of this offering to provide the capital necessary to commence our proposed business. In addition, the first 25% of the proceeds will be used to pay expenses of the offering. Upon completion of the offering, the amount of capital available to us will still be extremely limited, especially if less than the total amount of the offering is raised since this is not an underwritten offering. We have no commitments for additional cash funding beyond the proceeds expected to be received from this offering. In the event that the proceeds from this offering are not sufficient given the capital-intensive nature of our business, we may need to seek additional financing from commercial lenders or other sources, for which we presently have no commitments or arrangements.

We must limit our exploration because we are small and do not have much capital. There are other larger exploration companies that could and probably would spend more time and money exploring our property.

Investors will be unable to sell their shares if a trading market does not develop. Because there is no public trading market for our common stock, you may not be able to resell your shares. There is no central

<Page>

place, like a stock exchange or electronic trading system, to resell your shares. If you do want to resell your shares, you will have to locate a buyer and negotiate your own sale.

We will not have enough money to generate revenues even if the entire offering is sold. Our planned exploration program is separated into two phases. Assuming this offering is entirely sold, we will not have enough money to complete the second phase and begin generating revenues.

We have no full time employees. Our sole employee, shareholder, officer and director is William Iverson. He will not be employed full time, at least initially, as he is involved with other businesses and has other interests which could give rise to conflicts of interest with respect to carrying out the operations of Prelude.

We have no experience with mineral exploration. Our sole employee, shareholder, officer and director has no experience with mineral exploration and mining. This could detrimentally impact the ability of Prelude to implement its business plan.

USE OF PROCEEDS

The net proceeds to us from the sale of the 1,500,000 shares offered hereby at a public offering price of $0.05 per share will vary depending upon the total number of shares sold. Regardless of the number of shares sold, we expect to incur offering expenses estimated at $18,018.75 for legal, accounting, printing and other costs in connection with the offering.

The table below shows how proceeds from this offering would be used for scenarios where our company sells various amounts of the shares and the priority of the use of net proceeds in the event actual proceeds are not sufficient to accomplish the uses set forth. Pending use, we will invest the net proceeds in investment-grade, short-term, interest bearing securities.

<Table>

<S> Percent of total shares offered	<C> 25% ($)	<C> 50% ($)	<C> 75% ($)	<C> 100% ($)
Shares sold	375,000	750,000	1,125,000	1,500,000
Gross proceeds from offering	$18,750.00	$37,500.00	$56,250.00	$75,000.00
Less: Offering Expenses	$18,018.75	$18,018.75	$18,018.75	$18,018.75
Net Offering Proceeds	$731.25	$19,481.25	$38,231.25	$56,981.25
Use of Net Proceeds *				
Expansion of claim block	$0.00	$15,000.00	$15,000.00	$15,000.00
Lease of third party claims	$0.00	$0.00	$5,000.00	$5,000.00
Rock sampling	$0.00	$0.00	$4,000.00	$4,000.00
Soil sampling	$0.00	$0.00	$6,000.00	$6,000.00
Geologic mapping	$0.00	$0.00	$8,000.00	$8,000.00
Geophysical surveys	$0.00	$0.00	$0.00	$10,000.00
Reporting	$0.00	$0.00	$0.00	$2,000.00
Working Capital *	$731.75	$4,481.25	$231.25	$6,981.25
Total Use of Proceeds	$731.75	$19,481.25	$38,231.25	$56,981.25

</Table>

* The use of net proceeds describes the expenses that will be incurred in association with Phase I of our business plan. Phase II of the business plan will not be implemented until the success of Phase I is evaluated to determine whether further exploration work is warranted. For this reason, we will retain as working capital any sums not utilized in Phase I until further financing is obtained for Phase II assuming further exploration work is warranted.

Phase I of our business plan calls for staking additional claims at a cost of $15,000 which is a prerequisite for our exploration activities. We anticipate that it will also cost us approximately $5,000 to lease these additional claims. Accordingly, we will have to sell more than 50% of the offering in order to complete this additional claim staking and leasing before our actual exploration activities can begin. Unless at least 25% of the offering is sold, we may not be able to pay the expenses of the offering. It is possible that no proceeds may be raised from this offering. If we are not able to pay our offering expenses we will incur further losses. It is also possible that some, but not all, of the 1,500,000 shares offered will be sold. If fewer than all of the shares are sold, we will have to delay or modify our plan. There can be no assurance that any delay or modification will not adversely affect our development. If we require additional funds to develop our plan, such funds may not be available on terms acceptable to us.

Possible working capital uses include advertising and other ongoing selling, general and administrative expenses, to be determined by our executive officers based upon their assessment of our company's needs.

Any funds not used for the purposes indicated will be used for general working capital. If less than the entire offering is received, funds will be applied according to the priorities outlined above. For example, if less than $20,000 is received, the entire amount will be applied toward legal and accounting fees for this offering as well as quarterly and annual reports required under the Securities Exchange Act of 1934.

DETERMINATION OF OFFERING PRICE

There is no established public market for the shares of common stock being registered. As a result, the offering price and other terms and conditions relative to the shares of common stock offered hereby have been arbitrarily determined by us and do not necessarily bear any relationship to assets, earnings, book value or any other objective criteria of value. In addition, no investment banker, appraiser or other independent, third party has been

<Page>

consulted concerning the offering price for the shares or the fairness of the price used for the shares.

DILUTION

You will suffer substantial dilution in the purchase price of your stock compared to the net tangible book value per share immediately after the purchase.

Dilution is the difference between the public offering price of $0.05 per share for the common stock offered herein, and the net tangible book value per share of the common stock immediately after its purchase. Our net tangible book value per share is calculated by subtracting our total liabilities from our total assets less any intangible assets, and then dividing by the number of shares then outstanding.

Our net book value prior to the offering, based on the June 30, 2001 financial statements, was $8,669 or approximately $0.008 per common share. Prior to selling any shares in this offering, we had 1,000,000 shares of common stock outstanding, which were purchased by the founding shareholder for $25,000. We are now offering up to 1,500,000 shares at $0.05 per share. If all shares offered herein are sold, we will have 2,500,000 shares outstanding upon completion of the offering. Our post offering pro forma net book value, which gives effect to receipt of the net proceeds from the offering on all shares sold but does not take into consideration any other changes in our net tangible book value, will be $65,560.05 or approximately $0.026 per share. This would result in dilution to investors in this offering of $0.024 per share, or approximately 48% from the public offering price of $0.05 per share. Net tangible book value per share would increase $0.018 per share for our current shareholder.

Dilution Table

The following table sets forth the estimated net tangible book value ("NTBV") per share after the offering and the dilution to persons purchasing shares based upon various levels of sales achieved:

<Table>
<Caption>

<S>	375,000 shares sold <C>	750,000 shares sold <C>	1,125,000 shares sold <C>	1,500,000 shares sold <C>
Public offering price/share	$0.05	$0.05	$0.05	$0.50
NTBV/share prior to offering	$0.008	$0.008	$0.008	$0.008
Net proceeds to Prelude*	$731.25	$18,481.25	$38,231.25	$56,981.25
Total shares outstanding	1,375,000	1,750,000	2,125,000	2,500,000

Increase attributable to new shareholders	$0.000	$0.007	$0.014	$0.018
Post offering pro forma NTBV/share	$0.006	$0.015	$0.022	$0.026

</Table>

Comparative Data

The following table sets forth with respect to existing shareholders and new investors, a comparison of the number of shares of common stock acquired from our company, the percentage ownership of such shares, the total consideration paid, the percentage of total consideration paid and the average price per share.

<Table>
<Caption>

	Shares Purchased		Total Consideration		
	Number	Percent	Amount	Percent	Average Price Per Share
<S>	<C>	<C>	<C>	<C>	
Existing shareholder William Iverson	1,000,000	40%	$25,000	25%	$0.025
New investors*	1,500,000	60%	$75,000	75%	$0.050
Total	2,500,000	100%	$100,000	100%	$0.040

</Table>

----

* It is possible we may not sell any of the shares, in which case the proceeds to Prelude will be $0.

PLAN OF DISTRIBUTION

<Page>

General

The following discussion addresses the material terms of the plan of distribution.

We are offering up to 1,500,000 shares of our common stock at a price of $0.05 per share to be sold by Mr. Iverson, our principal executive officer and director. This will be the only method of distribution. Prelude does not intend to make any distribution through an underwriter or on the Internet. The shares will be sold through our principal executive officer and director, so no compensation will be paid with respect to those sales, except for reimbursement of expenses actually incurred on behalf of our company in connection with such activities. Since this offering is conducted as a direct participation offering, there can be no assurance that any of the shares will be sold. A subscription agreement, the form of which is attached to this prospectus, will be required to be submitted by all purchasers of the shares. The offering will not be sold to officers, directors or affiliates of Prelude. The minimum purchase is 50,000 shares at $.05 per share or $2,500.

There is currently no market for any of our shares and no assurances are given that a public market for such securities will develop after the closing of this offering or be sustained if developed. While we plan following the closing of this offering to take affirmative steps to request or encourage one or more broker/dealers to act as a market maker for our securities, no such efforts have yet been undertaken and no assurances are given that any such efforts will prove successful. As such, investors may not be able to readily dispose of any shares purchased hereby.

Our president, Mr. Iverson, who is an associated person of us as that term is defined in Rule 3a4-1 under the Exchange Act, shall conduct the offering. Mr. Iverson is deemed not to be a broker for the following reasons:

- He is not subject to a statutory disqualification as that term is defined in Section 3(a)(39) of the Exchange Act at the time of his participation in the sale of our securities.

- He will not be compensated for his participation in the sale of our securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.

- He is not an associated person of a broker or dealers at the time of his participation in the sale of our securities.

- He will restrict his participation to the following activities:

  A. Preparing any written communication or delivering any communication through the mails or other means that does not involve oral solicitation by him of a potential purchaser;

  B. Responding to inquiries of potential purchasers in a communication initiated by the potential purchasers, provided however, that the content of responses are limited to information contained in a registration statement filed under the Securities Act or other offering document;

<Page>

C. Performing ministerial and clerical work involved in effecting any transaction.

As of the date of this prospectus, no broker has been retained by us for the sale of securities being offered. In the event a broker who may be deemed an underwriter is retained by us, an amendment to our registration statement will be filed.

The offering will remain open for a period of 90 days or an additional 60 days at our sole discretion, unless the entire gross proceeds are earlier received or we decide, in our sole discretion, to cease selling efforts. Our officers, directors and stockholders and their affiliates may purchase shares in this offering.

No Escrow Of Proceeds

There is no escrow of any of the proceeds of this offering. Accordingly, we will have use of such funds once we accept a subscription and funds have cleared. Such funds shall be non-refundable to subscribers except as may be required by applicable law.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under the "Prospectus Summary," "Risk Factors," "Management Discussion and Analysis or Plan of Operation," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievement expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "intend", "expects," "plan," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

None of these forward-looking statements refer to exploration, development, production or other anticipated mining activity.

LEGAL PROCEEDINGS

We are not a party to or aware of any threatened litigation of a material nature.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

<Page>

Executive Officers And Directors

The following table sets forth the directors and executive officers of our company, their ages, term served and all officers and positions with our company. A director is elected for a period of one year and thereafter serves until his or her successor is duly elected by the stockholders and qualifies. Officers and other employees serve at the will of the Board of Directors.

There are no arrangements or understandings regarding the length of time a director of our company is to serve in such a capacity. Our director holds no directorships in any other company subject to the reporting requirements of the Securities Exchange Act of 1934.

<Table>
<Caption>

Name of Director	Age	Term Served	Positions with Company
<S>	<C>	<C>	<C>
William Iverson	40	Since inception	President, Secretary-Treasurer & Director

</Table>

Mr. Iverson will serve as management of our company. A brief description of his background and business experience is as follows:

Mr. Iverson has been the President, Secretary-Treasurer and Director since our company's inception on May 24, 2000. Since November 1999, Mr. Iverson has also been employed by First Quantum Minerals Corporation of Vancouver, British Columbia where he performs corporate relations services, including the preparation of corporate profiles, brochures and advertisements. From November 1999 to February 2000 Mr. Iverson was also employed by Nevada Pacific Gold, Ltd. From January 1996 to August 1997, Mr. Iverson was employed by Treminco Resources, Ltd., an exploration stage company, located in Vancouver, British Columbia, where he performed corporate development services. In this capacity he acted as a liaison between Tremninco and the financial community. From October 1997 to November 1998, Mr. Iverson was employed by Cee Bee Natural Gas, Ltd. From January of 1988 until December of 1995 Mr. Iverson was also employed as a stockbroker with Georgia Pacific Securities Corporation in Vancouver, British Columbia. Mr. Iverson will continue to serve in his present positions with Prelude until the next annual meeting of shareholders and devote approximately 15 hours per week of his time to the Prelude.

Executive Compensation

Our sole director does not currently receive and has never received any compensation for serving as a director to date. In addition, at present, there are no ongoing plans or arrangements for compensation of any of our officers. However, we expect to adopt a plan of reasonable compensation to our officers and employees when and if we become operational and profitable.

The following table sets forth all compensation awarded to, earned by, or paid for services rendered to us in all capacities during the period ended March 31, 2001, by Mr. Iverson, our sole executive officer.

Summary Compensation Table
Long-Term Compensation Awards

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Name and Principal Position	Compensation-2001 Salary	($)Bonus	($)Number of shares Underlying Options (#)
<S>	<C>	<C>	<C>
William Iverson President	None	None	None

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We do not presently have a stock option plan but intend to develop an incentive based stock option plan for our officers and directors in the future and may reserve up to ten percent of our outstanding shares of common stock for that purpose.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our company's common stock with respect to each named director and executive officer of our company, each person known to our company to be the beneficial owner of more than five percent (5%) of said securities, and all directors and executive officers of our company as a group:

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Name and Address	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class	% After Offering
<S>	<C>	<C>	<C>	<C>
William Iverson 2585 West 14th Avenue Vancouver, B.C. V6K 2W6	Common	1,000,000 shares	100%	40%
All officers & directors as a group (1 person)	Common	1,000,000 shares	100%	40%

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Prior to the sale of any shares in this offering, Mr. Iverson was the only shareholders of Prelude.

DESCRIPTION OF SECURITIES

The shares registered pursuant to the registration statement of which this prospectus is a part are shares of common stock, all of the same class and entitled to the same rights and privileges as all other shares of common stock.

Common Stock

Prelude is presently authorized to issue 45,000,000 shares of $.001 par value common stock. The holders of common stock, including the shares offered hereby, are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by the Board of

Directors from funds legally available therefore. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities of our company nor are any common shares subject to redemption or convertible into other securities of our company. Upon liquidation, dissolution or winding up of our company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of our company's common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Prelude has reserved from its authorized but unissued shares a

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sufficient number of shares of common stock for issuance of the shares offered hereby. The shares of common stock issuable upon subscription of the offering will be, when issued in accordance with the terms of the offering, fully paid and non-assessable.

Preferred Stock

Prelude is also presently authorized to issue 5,000,000 shares of $.001 par value preferred stock. No preferred stock has been issued as of this date and management has no current plans to issue preferred stock to any investor. Under our company's articles of incorporation, as amended, the Board of Directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and issue the preferred stock in such one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control of our company without further shareholder action and may adversely effect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The Board of Directors effects a designation of each series of preferred stock by filing with the Nevada Secretary of State a Certificate of Designation defining the rights and preferences of each such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Nevada Secretary of State, or copies thereof may be obtained from our company.

Options and Warrants

We do not presently have any options or warrants authorized or any securities that may be convertible into common stock. However, our board of directors may later determine to authorize options and warrants for our company.

Dividend Policy

We have not previously paid any cash dividends on our common stock and do not anticipate or contemplate paying dividends on our common stock in the foreseeable future. Our present intention is to utilize all available funds for the development of our business. There is no assurance that we will ever have excess funds available for the payment of dividends. The only legal restrictions that limit the ability to pay dividends on common equity or that are likely to do so in the future, are those restrictions imposed by state laws. Under Nevada corporate law, no dividends or other distributions may be made which would render our company insolvent or reduce assets to less than the sum of its liabilities plus the amount needed to satisfy any outstanding liquidation preferences.

Transfer Agent

We intend to use Nevada Agency And Trust Company, 50 West Liberty Street, Suite 880, Reno, NV 89501 as our transfer agent and registrar for the common stock upon completion of the offering.

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Shares Eligible For Future Sale

Upon completion of this offering, we will have 2,500,000 shares of common stock outstanding, if we sell all of the shares in this offering. Of these shares, the 1,500,000 shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933.

The remaining 1,000,000 of common stock held by the existing stockholder were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Of these shares, 80,000 shares will become eligible for sale on October 11, 2001, 140,000 shares will become eligible for sale on November 7, 2000, and 780,000 shares will become eligible for sale on April 11, 2001, all subject to the limitations of Rule 144. We cannot predict the effect, if any, that offers or sales of these shares would have on the market price. Nevertheless, sales of significant amounts of restricted securities in the public markets could adversely affect the fair market price of the shares, as well as impair our ability to raise capital through the issuance of additional equity shares.

In general, under Rule 144, a person who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (1) one percent of the then outstanding shares of common stock or (2) the average weekly trading volume in the common stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of the sale is filed, provided several requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock which are not restricted securities.

Under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned shares for at least two years may resell their shares without compliance with the foregoing requirements. In meeting the one-and two-year holding periods described above, a holder of shares can include the holding periods of a prior owner who was not an affiliate. The one-and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the shares from the issuer or an affiliate.

There is presently no agreement by any holder, including our "affiliates", of "restricted" shares not to sell their shares.

Penny Stock Regulation

Our shares will probably be subject to the Penny Stock Reform Act of 1990 which may potentially decrease your ability to easily transfer our

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shares. Broker-dealer practices in connection with transactions in "penny stocks" are regulated. Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. As our shares immediately following this offering will likely be subject to such penny stock rules, investors in this offering will in all likelihood find it more difficult to sell their securities.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Our articles of incorporation contains provisions permitted under the Nevada Corporations Code relating to the liability of directors. The provisions eliminate a director's liability to stockholders for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, including the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Our certificate of incorporation also contains provisions obligating us to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Nevada. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Following the close of this offering, we will be subject to the State of Nevada's business combination statute. In general, the statute prohibits a publicly held Nevada corporation from engaging in a business combination with a person who is an interested stockholder for a period of three years after the date of the transaction in which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates, owns, or, within three years prior to the proposed business combination, did own 15% or more of our voting stock. The statute could prohibit or delay mergers or other takeovers or change in control attempts and accordingly, may discourage attempts to acquire us.

As permitted by Nevada law under Nevada Revised Statutes 78.037, we intend to eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to exceptions. In addition, our bylaws provide that we are required to indemnify our officers and directors, employees and agents under circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we would be required to advance expenses to our officers and directors as incurred in proceedings against them for which

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they may be indemnified. The bylaws provide that we, among other things, will indemnify officers and directors, employees and agents against liabilities that may arise by reason of their status or service as directors, officers, or employees, other than liabilities arising from willful misconduct, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of ours in which indemnification would be required or permitted. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

We have agreed to the fullest extent permitted by applicable law, to indemnify all our officers and directors. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

CERTAIN TRANSACTIONS

In connection with the organization of Prelude, Mr. Iverson, the founding shareholder, President, Secretary-Treasurer and Director of our company, paid $2,000 cash on October 11, 2000, $3,500 cash on November 7, 2000, $19,500.00 cash on April 11, 2001, to purchase an aggregate of 1,000,000 shares of common stock at $.025 per share.

Prelude presently has no office facilities but for the time being will use as its business address the office of Mr. Iverson on a rent free basis, until such time as the business operations of our company may require more extensive facilities and our company has the financial ability to rent commercial office space. There is presently no formal written agreement for the use of such facilities, and no assurance that such facilities will be available to our company on such a basis for any specific length of time.

We have no formal written employment agreement or other contracts with our officer, and there is no assurance that the services to be provided by them, and facilities to be provided by Mr. Iverson, will be available for any specific length of time in the future. Mr. Iverson anticipates initially devoting up to approximately 15 hours per week of his time to the affairs of our company. If and when the business operations of our company increase and a more extensive time commitment is needed, Mr. Iverson is prepared to devote more time to our company, in the event that becomes necessary. The amounts of compensation and other terms of any full time employment arrangements with our company would be determined if and when such arrangements become necessary.

BUSINESS

History And Organization

Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the state of Nevada on May 24, 2000. We have not commenced business operations and we are considered an exploration stage enterprise. To date, our activities have been limited to organizational matters, obtaining a mining engineer's report and the preparation and filing of the registration

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statement of which this prospectus is a part. In connection with the organization of our company, the founding shareholder of our company contributed an aggregate of $25,000 cash in exchange for 1,000,000 shares of common stock. We have no significant assets, and we are totally dependent upon the successful completion of this offering and receipt of the proceeds there from, of which there is no assurance, for the ability to commence our proposed business operations.

Proposed Business

On March 9, 2001, we acquired a 20 year mining lease from Steve Sutherland, the owner of 24 unpatented lode mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. An unpatented claim is one in which more assessment work is necessary before all mineral rights can be claimed. As the owner of the claims, Mr. Sutherland has the right to lease the claims to a third party but he remains responsible for compliance with all applicable federal, state and county laws and regulations. Under the terms of our lease with Mr. Sutherland, we are entitled to all of Mr. Sutherlands mineral rights and we are also made responsible for compliance for all laws and regulations that apply to the claims. We are presently in the pre-exploration stage and there is no assurance that a commercially viable precious mineral deposit exists in our property until appropriate geological exploration is done and a final comprehensive evaluation concludes that there is economic and legal feasibility to conduct mining operations.

The exploration program proposed by Prelude is designed to determine whether mineralization exists to the extent that mining operations would be economically feasible. It is uncertain at this time the precise quantity of minerals in the property that would justify actual mining operations.

Prelude has leased the claims from Mr. Sutherland who is our landlord. We also have the right to locate additional claims within one mile of the claims which become part of the lease. Under the terms of the lease, Prelude must pay a three percent production royalty and may extend the initial term of 20 years for one additional period of 20 years provided that all conditions of the lease have previously been met. Prelude has the exclusive possession of the property for mining purposes during the term of the lease.

Under the terms of the lease, Prelude must pay a three percent annual production royalty and must pay an annual minimum royalty as follows, of which the first payment of $5,000 has already been made:

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Anniversary Date	Amount
March 9, 2001	$ 5,000.00
March 9, 2002	$ 7,500.00
March 9, 2003	$10,000.00
March 9, 2004	$20,000.00
March 9, 2005 & thereafter	$50,000.00

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If Prelude fails to meet the above lease payments, the lease may be terminated if the landlord gives written notice of such default. After receipt of default, Prelude has 15 days to cure the default. In addition, the lease may be terminated if Prelude fails to make federal, state, and county maintenance payments or filing fees at least 15 days prior to due date. In that event, the landlord must notify Prelude of a possible default. After 10 days, if the default is not cured the landlord may initiate payment on the claims. Prelude will be able to cure this default by reimbursing all federal, state and county payments made by the landlord plus a 20% penalty within 30 days.

Under applicable federal, state, and county laws and regulations, annual mining claim maintenance or rental fees are required to be paid by Prelude for

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the unpatented mining claims which constitute all or part of the leased property, beginning with the annual assessment work period of September 1, 2001 to September 1, 2002. Prelude must timely and properly pay the federal, state, and county annual mining claim maintenance or rental fees, and must execute and record or file, as applicable, proof of payment of the federal, state, and county annual mining claim maintenance or rental fees and the landlord's intention to hold the unpatented mining claims. If Prelude does not terminate the agreement before June 1 of any subsequent lease year, Prelude will be obligated either to pay the federal, state, and local annual mining claim maintenance or rental fees for the property due that year or to reimburse the landlord.

Prelude also has the right to buy out the landlord's interest in exchange for a payment of $5,000,000 from which royalty payments made up to the time of the buyout may be deducted. If a buyout occurs, Prelude must also pay the landlord a perpetual 0.5% royalty on all minerals recovered from the property.

The lease may be terminated at any time by Prelude provided that we give written notice 30 days prior to relinquishing the leased property. In the event Prelude desires to terminate the agreement after June 1 of any year, we are responsible for all federal, state, and county maintenance and filing fees for the next assessment year regarding the leased property. In addition, we must deliver to the landlord in reproducible form all data generated or obtained for the leased property, whether factual or interpretive. Finally, we must quitclaim to the landlord all claims located or acquired by us.

Our business activities to date have been restricted to obtaining a report from our mining engineer, Edward P. Jucevic and preparing this offering. Mr. Jucevic's report details the geological and mining history of the claims leased by Prelude, including the land status, climate, geology and mineralization. In preparing his report, Mr. Jucevic did not perform any actual field work on the claims. Mr. Jucevic believes that based upon previous mining activity in the area, sufficient evidence exists to warrant further exploration on the leased property which could then lead to actual mining operations.

The property leased by Prelude is located in Elko County, Nevada and comprises 24 unpatented claims. Mr. Jucevic has concluded that the claims demonstrate a potential for surface-mineable oxidized-zinc deposits and surface-mineable heap leachable silver deposits. Heap leaching is a process for the extraction of valuable minerals utilizing chemical solutions that percolate through crushed ore. A two phase exploration and drilling program has been proposed. Phase 1, including a recommendation to stake four neighboring targets, with estimated costs of $50,000. No exploration work will be performed until the additional claim staking has taken place. We have not yet determined whether Mr. Jucevic will be commissioned to perform additional research on the claims for us. That would be followed by Phase 2 with estimated costs of $100,000. The purpose of this offering is to finance the implementation of Phase I.

Location and Access

The leased property is located in Elko County, Nevada, approximately 50 airline miles southeast of the town of Elko, Nevada. Access from Elko, Nevada is obtained by driving 20 miles on I-80 to Halleck, Nevada and then turning southeast on paved Highway 229 for forty-two miles through Secret Pass across the Ruby Mountains and then proceeding about 24 miles south on dirt roads to the property. The claims are in what is known as the Mud Springs mining district.

[Map]

Claim Status

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The claims have been leased by Prelude form Steve Sutherland who currently holds the property via 24 unpatented mining claims located during the month of September 2000. The owner of the property is the United States government. The land is administered by the Bureau of Land Management (BLM). Mr. Sutherland has documentation that all requisite county and United States Bureau of Land Management (BLM) papers have been filed and all fees paid. Two claims not belonging to Mr. Sutherland lie within the claim boundary and are held by a local prospector. Mr. Jucevic believes these two claims are most likely available for lease under reasonable terms. We do intend to lease these claims if possible. The local prospector who owns these two claims is Jerry Baughman. He has no relationship to Prelude. At this time, he has not been approached by us about leasing his two unpatented claims. We believe that reasonable terms for the lease of these two claims would include a standard mining lease including an anticipated $5,000 payment upon execution, with an option to purchase priced at approximately $50,000 payable over a period of five years. The Sutherland claim block comprises about 460 acres.

Climate And Local Resources

The claims leased by Prelude are located at elevations ranging from 5900 to 7950 feet in gently rolling hills covered with sagebrush and Pinion pines. The climate is temperate with moderate snow cover from December to March. No perennial streams exist on the property. However, groundwater is plentiful. Power lines are located about three miles east of the property. The closest population center is Bishop, located about 48 miles to the northwest.

History Of The Claims

Mr. Jucevic has examined the available literature on the claims. According to these sources, base metals and silver were discovered on the property in 1910. Production from high grade veins started as early as 1915. Partial records indicate lead, silver and zinc were produced through 1956. Recent exploration efforts were started in the 1980's by United States Minerals Exploration (USMX), and Cominco American Inc. USMX made 105 drill holes totaling 11,190 feet between 1980 and 1996 which defined a resource of ore containing silver, lead and zinc. Cominco controlled the property for a short time and conducted geophysical surveys which identified several possible ore deposits through the claims area that extend north of the claims.

Our Proposed Exploration Program

We must conduct exploration to determine what amount of minerals, if any, exist on our properties, and if any minerals which are found can be economically extracted and profitably processed. Our exploration program is designed to economically explore and evaluate our claims.

We do not claim to have any minerals or reserves whatsoever at this time on any of our claims. We intend to implement an exploration program and to proceed in the following two phases:

Phase I will involve expanding our block of claims by locating approximately 50 additional claims and acquiring third party claims within the area. There has been no staking of additional claims at this time. The initial work of Phase I will be centered on opportunities and targets within the boundaries of the leased claims. However, it is anticipated that expansion of the existing claim position will be advisable following completion of the geological investigations in Phase I. For example, U. S. Minerals Exploration, a previous explorer of the claims, calculated a small resource along the northeast area of the leased claims. Therefore, it appears probable that additional claim staking in northeast and southwest extensions off this trend would capture neighboring mineralization, as well as northeast trending fault zones within the claims. With respect to maintenance costs, the current 24 claims are subject to total annual fees of $2,580.00 Annual maintenance fees for an additional 50 claims would be $5,375.00. No land status work has been conducted on neighboring lands by Mr. Jucevic. We will also take 200 rock samples and 300 soil samples and perform geological mapping and geophysical surveys followed by a written analysis of this exploration. The cost of Phase I will is estimated to be $50,000 and will take approximately two months to complete.

Upon completion of Phase I, we will determine the cost effectiveness of proceeding to Phase II. In making this determination, we will undertake to have our data from Phase I independently verified for accuracy by an independent registered engineer to confirm the existence of mineralization.

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Phase II will consist of substantial test drilling of a total of 5,000 feet to determine the extent, depth and dip of ore discovered in Phase I. It is anticipated that Phase II will cost $100,000 and will also take approximately two months to complete. If we decide not to proceed to Phase II, we will likely cancel the lease and search for other mineral exploration sites to lease. As of the date of this prospectus, no such search has been undertaken.

Competitive Factors

The mineral industry is fragmented. We compete with other exploration companies looking for a variety of mineral reserves. We may be one of the smallest exploration companies in existence. Although we will be competing with other exploration companies, there is no competition for the exploration or removal of minerals from our property. Readily available markets exist in North America and around the world for the sale of minerals. Therefore, we intend to develop mining claims to the production point in which major mining production companies would seriously consider pursuing the property as a valuable and significant acquisition.

Regulations

We will secure all necessary permits for exploration and, if development is warranted on the property, will file final plans of operation before we start any mining operations. We anticipate no discharge of water into active stream, creek, river, lake or any other body of water regulated by environmental law or regulation. No endangered species will be disturbed. Restoration of the disturbed land will be completed according to law. All holes, pits and shafts will be sealed upon abandonment of the property. It is difficult to estimate the cost of compliance with the environmental law since the full nature and extent of our proposed activities cannot be determined until we start our operations and know what that will involve from an environmental standpoint.

The initial drilling program outlined in Phase I will be conducted on BLM lands. The BLM will require the submittal of a plan of operation which would be used as the basis for the bonding requirement, water permit and reclamation program. The reclamation program could include both surface reclamation and drill hole plugging and abandonment. The amount of the bonding would be based upon an estimate by the BLM related to the cost of reclamation if done by an independent contractor. Bonding costs vary on case by case basis. The scope of the proposed program determines amount of reclamation bond required by the BLM. Among the factors considered are the degree of proposed land disturbance, whether there have been previous disturbances and the nature of previous reclamation efforts. Since there is a substantial infrastructure of existing roads across the property the amount of initial bonding would likely be reduced. In addition, the terrain is relatively subdued which should further reduce the necessity for road building. The estimate for Phase II reclamation and bonding would depend upon the results of Phase I.

We would be subjected to the BLM rules and regulations governing mining on federal lands including a draft environmental impact statement or EIS, public hearings and a final EIS. The final EIS would address county and state needs and requirements and would cover issues and permit requirements concerning: air quality, heritage resources, geology, energy, noise, soils, surface and ground water, wetlands, use of hazardous chemicals, vegetation, wildlife, recreation, land use, socioeconomic impact, scenic resources, health and welfare, transportation and reclamation. Bonding requirements for mining are developed from the final EIS.

We are in compliance with the all laws and will continue to comply with the laws in the future. We believe that compliance with the laws will not adversely affect our business operations. Prelude anticipates that it will be required to post bonds in the event the expanded work programs involve extensive surface disturbance.

Employees

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Initially, we intend to use the services of subcontractors for manual labor exploration work on our properties. Prelude will consider hiring technical consultants as funds from this offering and additional offerings or revenues from operations in the future permit. At present, our only employee is Mr. Iverson.

Employees and Employment Agreements

At present, we have no employees, other than Mr. Iverson, our president and sole director who has received no compensation for his services. Mr. Iverson does not have an employment agreement with us. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to any employees.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

We are a start-up, exploration stage company and have not yet started our business operations or generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that our auditors believe there is doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash from sources other than the sale of minerals found on our property. Our only other source for cash at this time is investments by others in our company. We must raise cash to implement our project and stay in business.

To meet our need for cash we are attempting to raise money from this offering. There is no assurance that we will be able to raise enough money through this offering to stay in business. Whatever money we do raise will be applied first to exploration and then to development, if development is warranted. If we do not raise all of the money we need from this offering, we will have to find alternative sources, like a second public offering, a private placement of securities, or loans from our officers or others. At the present time, we have not made any arrangements to raise additional cash, other than through this offering. If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash, or cease operations entirely.

We will be conducting research in connection with the exploration of our property. We are not going to buy or sell any plant or significant equipment. We do not expect a change in our number of employees.

Limited Operating History; Need for Additional Capital

There is no historical financial information about our company upon which to base an evaluation of our performance. We are an exploration stage company and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our properties, and possible cost overruns due to price and cost increases in services.

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To become profitable and competitive, we conduct research and exploration of our properties. We are seeking equity financing to provide for the capital required to implement our research and exploration phases.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Results of Operations

From Inception on May 24, 2000

We just recently acquired our first interest in lode mining claims. At this time we have not yet commenced the research and/or exploration stage of our mining operations on that property. We have paid $5,000 for a mining lease. As of March 31, 2001 we have experienced operating losses of $7,301.

Plan of Operations

Since inception, we have used our common stock to raise money for our property acquisition, for corporate expenses and to repay outstanding indebtedness. Net cash provided by financing activities from inception on May 24, 2000 to March 31, 2001 was $5,500 as a result of proceeds received from our president and sole director. On April 11, 2001 we received additional cash financing of $19,500 as a result of proceeds received from our president and sole director. Our business activities to date have been restricted to obtaining a mining engineer's report and preparing this offering.

Prelude's plan of operations for the next twelve months is to undertake Phase I of our exploration program. We can commence Phase I assuming at least

50% of the offering is sold. However, the total cost of Phase I is estimated to be $50,000.00 and therefore can not be completed unless nearly all of the offering is sold. We have no plan to engage in any alternative business if Prelude ceases or suspends operations as a result of not having enough money to complete any phase of the exploration program.

Phase I will involve staking of 50 additional claims at a cost of $15,000. Obtaining leases for third party claims in the area is estimated to cost $5,000. We will then initiate rock sampling at a cost of $4,000 and soil sampling at a cost of $6,000 in areas of potential interest that indicate the presence of ore. Thereafter, geological mapping will be conducted that will cost approximately $10,000 along with geophysical surveying that will cost approximately $2,000. The total cost of Phase I will is estimated to be $50,000 and will take approximately two months to complete.

Upon completion of Phase I, we will determine the cost effectiveness of proceeding to Phase II. We will undertake to have our data from Phase I independently verified for accuracy by an independent registered engineer to confirm the existence of mineral deposits.

This offering will only be adequate to finance Phase I. Assuming we decide to proceed with Phase II, we will be required to obtain additional financing. Phase II will consist of extensive drilling totaling approximately 5,000 feet which is estimated to cost $100,000 to determine the extent, depth and dip of

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mineralization discovered in Phase I. Phase II will take approximately two months to complete.

Liquidity and Capital Resources

As of the date of this registration statement, we have yet to generate any revenues from our business operations. Since our inception, Mr. Iverson has paid $25,000 in cash in exchange for 1,000,000 shares of common stock. This money has been utilized for organizational and start-up costs and as operating capital. As of March 31, 2001 we had sustained operating losses of $7,301.00.

We will be required to sell at least 50% of this offering before commencing Phase I of our planned exploration program. In addition, unless more than 90% of the offering is sold, we will not be able to complete Phase I. Assuming sufficient funds are raised in this offering to complete Phase I, we will be able evaluate within the next 12 months whether to proceed with Phase II. Should we decide to proceed with Phase II, we will be required to raise an additional $100,000.00.

According to the terms or our mining lease, we are obligated by March 9, 2002 to pay a minimum royalty of $7,500. We will be required to renegotiate the terms of the mineral lease in the event we are unable to raise sufficient funds in time to meet this obligation.

LEGAL MATTERS

The validity of the shares offered under this prospectus is being passed upon for us by Kennan E. Kaeder, Attorney at Law, Suite 1904, 110 West C Street, San Diego, California 92101.

EXPERTS

The financial statements of Prelude Ventures, Inc. for the period from inception on May 24, 2000 through March 31, 2001 included in this prospectus have been examined Amisano Hanson, Suite 604-750 West Pender Street, Vancouver, Canada V6C 2T7, independent certified public accountants, as indicated in their report, and are included in this prospectus in reliance on the report given upon the authority of that firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We are filing a registration statement on Form SB-2 with the United States Securities and Exchange Commission, under the Securities Act of 1933, covering the securities in this offering. As permitted by rules and regulations of the Commission, this prospectus does not contain all of the information in the registration statement. For further information regarding both Prelude Ventures and the securities in this offering, we refer you to the registration statement, including all exhibits and schedules, which may be inspected without charge at the public reference facilities of the Commission's Washington, D.C. office, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may be obtained upon request and payment of prescribed fees.

As of the effective date of this prospectus, we will become subject to the information requirements of the Securities Exchange Act of 1934. Accordingly, we will file reports and other information with the Commission. These materials will be available for inspection and copying at the public

<Page>

reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Pacific Regional Office 5670 Wilshire Boulevard, 11th Floor Los Angeles, CA 90036-3648. Copies of the material may be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet Web site located at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file reports electronically with the Commission. The site is accessible by the public through any Internet access service provider.

Copies of our Annual, Quarterly and other Reports filed with the Commission, starting with the Quarterly Report for the first quarter ended after the date of this prospectus (due 45 days after the end of the quarter) will also be available upon request, without charge, by writing Prelude Ventures, Inc. 207-1425 Marine Drive, West Vancouver, B.C., V7T 1B9.

<Page>

PART F/S

PRELUDE VENTURES, INC.
[An Exploration Stage Company]

FINANCIAL STATEMENTS

CONTENTS

<Table>
<Caption>

</Table>

<Page>

INDEPENDENT AUDITORS' REPORT

To the Stockholders,
Prelude Ventures, Inc.

We have audited the accompanying balance sheet of Prelude Ventures, Inc. (An Exploration Stage Company) as at March 31, 2001 and the statements of operations, stockholders' equity and cash flows for the period May 24, 2000 (Date of Incorporation) to March 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of Prelude Ventures, Inc. as at March 31, 2001 and the results of its operations and its cash flows for the period from May 24, 2000 (Date of Incorporation) to March 31, 2001, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the company will continue as a going concern. As discussed in Note 1 to the financial statements, the company is in the exploration stage, and has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada — "Amisano Hanson"
April 27, 2001 — Chartered Accountants

F-1

<Page>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
BALANCE SHEET
March 31, 2001
(STATED IN US DOLLARS)

<Table>
<Caption>

ASSETS		2001
<S>	<C>	
Current		
Cash	$	396
Share subscription receivable - Note 6		19,500
	$	19,896
LIABILITIES		
Current		
Accounts payable	$	2,197
STOCKHOLDERS' EQUITY		
Preferred stock, $0.001 par value		
5,000,000 shares authorized, none outstanding		
Common stock, $0.001 par value		
45,000,000 shares authorized		
1,000,000 shares outstanding		25,000
Deficit accumulated during the exploration stage		(7,301)
		17,699
	$	19,896

Nature and Continuance of Operations - Note 1
Subsequent Events - Note 6
</Table>

APPROVED BY THE DIRECTOR:

______________________________, Director

F-2

SEE ACCOMPANYING NOTES

<Page>

STATEMENT OF OPERATIONS
for the period May 24, 2000 (Date of Incorporation) to March 31, 2001
(STATED IN US DOLLARS)

<Table>
<Caption>

		May 24, 2000 (Date of Incorporation) to March 31, 2001
<S>	<C>	
Expenses		
Bank charges	$	104
Management fees		5,000
Professional fees		2,197

Net loss for the period	$ 7,301
Loss per share	$ 0.01
Weighted average number of shares outstanding	549,839

</Table>

SEE ACCOMPANYING NOTES

<Page>

STATEMENT OF CASH FLOWS
for the period May 24, 2000 (Date of Incorporation) to March 31, 2001
(STATED IN US DOLLARS)

<Table>
<Caption>

<S>	May 24, 2000 (Date of Incorporation) to March 31, 2001 <C>
Cash Flows from Operating Activities	
Net loss for the period	$ (7,301)
Changes in non-cash working capital balances related to operations	
Share subscription receivable	(19,500)
Accounts payable	2,197
	(24,604)
Cash Flows from Financing Activity	
Capital stock subscribed	25,000
Increase in cash during the period	396
Cash, beginning of the period	-
Cash, end of the period	$ 396

</Table>

SEE ACCOMPANYING NOTES

<Page>

STATEMENT OF STOCKHOLDERS' EQUITY
for the period May 24, 2000 (Date of Incorporation) to March 31, 2001
(STATED IN US DOLLARS)

<Table>
<Caption>

<S>	COMMON SHARES # <C>	PAR VALUE <C>	Additional Paid-in CAPITAL <C>	Deficit Accumulated During the Exploration STAGE <C>	TOTAL <C>
Capital stock subscribed pursuant to an offering memorandum, for cash - at $0.025	1,000,000	$ 1,000	$ 24,000	$ -	$ 25,000
Net loss for the period	-	-	-	(7,301)	(7,301)
Balance, as at March 31, 2001	1,000,000	$ 1,000	$ 24,000	$(7,301)	$ 17,699

</Table>

SEE ACCOMPANYING NOTES

<Page>

NOTES TO THE FINANCIAL STATEMENTS
for the period May 24, 2000 (Date of Incorporation) to March 31, 2001
(STATED IN US DOLLARS)

Note 1 NATURE AND CONTINUANCE OF OPERATIONS

The company is in the exploration stage. The company has entered into a lease agreement to explore and mine a resource property located in the state of Nevada, United States of America and has not yet determined whether this property contains reserves that are economically recoverable. The recoverability of amounts from the resource property will be dependent upon the discovery of economically recoverable reserves, confirmation of the company's interest in the underlying property, the ability of the company to obtain necessary financing to satisfy the expenditure requirements under the resource property agreement and to complete the development of the property and upon future profitable production or proceeds for the sale thereof.

These financial statements have been prepared on a going concern basis. The company has accumulated a deficit of $7,301 since inception. Its ability to continue as a going concern is dependent upon the ability of the company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The company was incorporated in Nevada on May 24, 2000.

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the company have been prepared in accordance with generally accepted accounting principles in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may vary from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

EXCHANGE ACT GUIDE 7

The Securities and Exchange Commission's Exchange Act Guide 7 "Description of property by issuers engaged or to be engaged in significant mining operations" requires that mining companies in the exploration stage should not refer to themselves as development stage companies in the financial statements, even though such companies should comply with Financial Accounting Standard Board Statement No. 7, if applicable. Accordingly, the company has not been referred to as being a development stage company.

<Page>

RESOURCE PROPERTIES

The acquisitions of resource properties are initially recorded at cost. Producing mineral properties are depleted over their estimated useful lives based upon a method relating recoverable mineral reserves to production. Non-producing mineral properties that the company abandons interest in are written-off in the year of abandonment. Exploration costs are expensed as incurred.

ENVIRONMENTAL COSTS

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the company's commitments to plan of action based on the then known facts.

INCOME TAXES

The company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109 "Accounting for Income Taxes".

BASIC LOSS PER SHARE

The company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per

Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share has not been provided as it would be antidilutive.

FAIR VALUE OF FINANCIAL INSTRUMENT

The carrying value of cash, share subscriptions receivable and accounts payable approximates fair value because of the short maturity of these instruments.

F-7

<Page>

Page 3

Note 3 DEFERRED TAX ASSETS

The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after March 15, 1992. FAS 109 requires the use of the asset and liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assts and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The following table summarizes the significant components of the company's deferred tax assets:

<Table>
<Caption>

<S> <C>

	TOTAL
Deferred Tax Assets	
Non-capital loss carryforward	$ 7,301
Gross deferred tax assets	$ 3,651
Valuation allowance for deferred tax asset	(3,651)
	$ -

</Table>

The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards that is likely to be realized from future operations. The company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry.

Note 4 INCOME TAXES

No provision for income taxes has been provided in these financial statements due to the net loss. At March 31, 2001 the company has net operating loss carryforwards, which expire commencing in 2021, totalling approximately $7,301, the benefit of which has not been recorded in the financial statements.

F-8

<Page>

Page 4

Note 5 NEW ACCOUNTING STANDARD

In June 1998, the Financial Accounting Standards board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which standardized the accounting for derivative instruments. SFAS is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Adopting this standard will not have a significant impact on the company's financial positions, results of operations or cash flows.

Note 6 SUBSEQUENT EVENTS

i) By a lease letter agreement effective April 11, 2001 the company was granted the exclusive right to explore, develop and mine the Medicine Project resource property located in Elko County of the State of Nevada for a 3% net smelter return production royalty. This amount will be reduced by any amounts paid under the following minimum advance royalty payments:

- $5,000 upon execution (paid April 11, 2001);
- $7,500 on April 11, 2002;
- $10,000 on April 11, 2003

- $20,000 on April 11, 2004
- $50,000 on April 11, 2005 and every April 11 thereafter

The company is also required to pay all federal and state mining claim maintenance fees for any year in which this agreement is maintained in good standing after June 1. The company is required to perform reclamation work on the property as required by federal, state and local law for disturbances resulting from the company's activities on the property.

The term of the lease is for 20 years, with automatic extensions so long as the conditions of the lease are met.

ii) The share subscription receivable outstanding at March 31, 2001 of $19,500 was received. This receivable was due from a director and officer of the company.

<Page>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
BALANCE SHEETS
June 30, 2001 and March 31, 2001
(Stated in US Dollars)
(UNAUDITED)

<Table>
<Caption>

<S>	<C> JUNE 30, 2001	<C> MARCH 31, 2001
ASSETS		
Current		
Cash	$ 866	$ 396
Share subscription receivable	-	19,500
Prepaid expenses	10,000	-
	$ 10,866	$ 19,896
LIABILITIES		
Current		
Accounts payable	$ 2,197	$ 2,197
STOCKHOLDERS' EQUITY		
Preferred stock, $0.001 par value 5,000,000 shares authorized, none outstanding		
Common stock, $0.001 par value 45,000,000 shares authorized 1,000,000 shares outstanding	25,000	25,000
Deficit accumulated during the exploration stage	(16,331)	(7,301)
	8,669	17,699
	$ 10,866	$ 19,896

</Table>

SEE ACCOMPANYING NOTES

<Page>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
for the three month period ended June 30, 2001
and for the period May 24, 2000 (Date of Incorporation) to June 30, 2001
(Stated in US Dollars)
(UNAUDITED)

<Table>
<Caption>

<S>	<C> THREE MONTHS ENDED JUNE 30, 2001	<C> MAY 24, 2000 (DATE OF INCORPORATION) TO JUNE 30, 2001
Expenses		
Bank charges	$ 95	$ 199
Management fees	1,500	6,500

Professional fees	1,000	3,197
Resource property development	5,000	5,000
Transfer agent fees	1,435	1,435
Net loss for the period	$ 9,030	$ 16,331
Loss per share	$ 0.01	
Weighted average number of shares outstanding	1,000,000	

</Table>

SEE ACCOMPANYING NOTES

F-11

<Page>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
for the three month period ended June 30, 2001
and for the period May 24, 2000 (Date of Incorporation) to June 30, 2001
(Stated in US Dollars)
(UNAUDITED)

<Table>
<Caption>

<S>	<C> THREE MONTHS ENDED JUNE 30, 2001	<C> MAY 24, 2000 (DATE OF INCORPORATION) TO JUNE 30, 2001
Cash Flows from Operating Activities		
Net loss for the period	$ (9,030)	$ (16,331)
Changes in non-cash working capital balances related to operations		
Share subscription receivable	19,500	-
Accounts payable	-	2,197
Prepaid expenses	(10,000)	(10,000)
	470	(24,134)
Cash Flows from Financing Activity		
Capital stock subscribed	-	25,000
Increase in cash during the period	470	866
Cash, beginning of the period	396	-
Cash, end of the period	$ 866	$ 866

</Table>

SEE ACCOMPANYING NOTES

F-12

<Page>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY for
the period May 24, 2000 (Date of Incorporation) to June 30, 2001
(Stated in US Dollars)
(UNAUDITED)

<Table>
<Caption>

<S>	<C> COMMON SHARES #	<C> PAR VALUE	<C> ADDITIONAL PAID-IN CAPITAL	<C> DEFICIT ACCUMULATED DURING THE EXPLORATION STAGE	<C> TOTAL
Capital stock subscribed pursuant to an offering memorandum, for cash - at $0.025	1,000,000	$ 1,000	$ 24,000	$ -	$ 25,000
Net loss for the period	-	-	-	(7,301)	(7,301)

Balance, as at March 31, 2001	1,000,000	$ 1,000	$ 24,000	$ (7,301)	$ 17,699
Net loss for the period	-	-	-	(9,030)	(9,030)
Balance, as at June 30, 2001	1,000,000	$ 1,000	$ 24,000	$ (16,331)	$ 8,669

</Table>

SEE ACCOMPANYING NOTES

<Page>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2001
(Stated in US Dollars)
(UNAUDITED)

Note 1 INTERIM REPORTING

While the information presented in the accompanying interim three months financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. All adjustments are of a normal recurring nature. It is suggested that these financial statements be read in conjunction with the company's March 31, 2001 annual financial statements.

Note 2 COMMITMENTS

By a lease letter agreement effective April 11, 2001 the company was granted the exclusive right to explore, develop and mine the Medicine Project resource property located in Elko County of the State of Nevada for a 3% net smelter return production royalty. This amount will be reduced by any amounts paid under the following minimum advance royalty payments:

- $5,000 upon execution (paid April 11, 2001);
- $7,500 on April 11, 2002;
- $10,000 on April 11, 2003
- $20,000 on April 11, 2004
- $50,000 on April 11, 2005 and every April 11 thereafter

The company is also required to pay all federal and state mining claim maintenance fees for any year in which this agreement is maintained in good standing after June 1. The company is required to perform reclamation work on the property as required by federal, state and local law for disturbances resulting from the company's activities on the property.

The term of the lease is for 20 years, with automatic extensions so long as the conditions of the lease are met.

<Page>

PRELUDE VENTURES, INC.
[An Exploration Stage Company]

1,500,000 Shares

Common Stock

$0.05 Per Share

PROSPECTUS

PRELUDE VENTURES, INC.
2585 West 14th Avenue
Vancouver, BC, Canada V6K 2W6

_________, 2001

<Page>

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, director or officer of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

1. Article XII of the articles of incorporation of Prelude, filed as Exhibit 3.1 to the Registration Statement.

2. Article XI of the bylaws of Prelude, filed as Exhibit 3.2 to the Registration Statement.

3. Nevada Revised Statutes, Chapter 78.

The general effect of the foregoing is to indemnify a control person, officer or director from liability, thereby making Prelude responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

The following table sets forth all estimated costs and expenses, other than underwriting discounts, commissions and expense allowances, payable by the issuer in connection with the maximum offering for the securities included in this registration statement:

<Table>
<Caption>

	Amount*
<S>	<C>
SEC Registration fee	$18.75
Blue sky fees and expenses	$1,000.00
Legal fees and expenses	$10,000.00
Printing and shipping expenses	$1,000.00
Accounting fees and expenses	$5,000.00
Transfer and Miscellaneous expenses	$1,000.00
Total	$18,018.75

</Table>

* All expenses are estimated except the Commission filing fee.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

The following sets forth information relating to all previous sales of Common stock by the Registrant which sales were not registered under the Securities Act of 1933.

In connection with the organization of Prelude, our founding shareholder, William Iverson, has paid an aggregate of $25,000 cash to purchase 1,000,000 shares of common stock of our company. This transaction was not registered under the Securities Act of 1933 (the "Act") in reliance on the exemption from registration in Section 4(2) of the Act. The securities were offered and sold without any general solicitation to persons affiliated with the issuer. As a founding shareholder, these shares are subject to the resale provisions of Rule 144 and may not be sold or transferred without

II-1

<Page>

registration except in accordance with Rule 144. Certificates representing the securities bear such a legend.

ITEM 27. EXHIBITS INDEX.

<Table>
<Caption>

Number	Exhibit Name
<S>	<C>
1.1	Subscription Agreement*

1.2	Subscription Agreement of William Iverson*
3.1	Articles of Incorporation*
3.2	By-Laws*
4.1	Specimen Stock Certificate*
5.1	Opinion Regarding Legality*
10.1	Mining Lease*
10.2	Mining Claims*
23.1	Consent of Amisano Hanson
23.2	Consent of Kennan E. Kaeder*
23.3	Consent of Edward P. Jucevic*

</Table>

* Previously Filed

All other Exhibits called for by Rule 601 of Regulation S-B are not applicable to this filing. Information pertaining to our common stock is contained in our articles of incorporation and by-Laws.

ITEM 23. UNDERTAKINGS.

The undersigned registrant undertakes:

(1) To file, during any period in which offer or sales are being made, a post-effective amendment to this registration statement:

I. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

II. To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post effective amendment) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement;

III. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to the information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission any supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred to that section.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to our certificate of incorporation or provisions of Nevada law, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission the indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against liabilities (other than the payment by the Registrant)of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of the issue.

II-2

<Page>

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this registration statement to be signed on our behalf by the undersigned, in the City of Vancouver, B.C., on September 28, 2001.

(Registrant)	Prelude Ventures, Inc.
By (signature and title)	/s/ William Iverson ---------------------------------- President, Treasurer, and Director

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

(signature) /s/ William Iverson

(title)	President, Chief Executive Officer, Secretary, Chairman of the Board
(date)	September 28, 2001
(signature)	/s/ William Iverson
(title)	Principal Financial Officer and Controller
(date)	September 28, 2001

<Page>

INDEX TO EXHIBITS

SEC REFERENCE NUMBER	TITLE OF DOCUMENT
1.1	Subscription Agreement*
1.2	Subscription Agreement of William Iverson*
3.1	Articles of Incorporation*
3.2	Bylaws*
4.1	Specimen Stock Certificate*
5.1	Opinion Regarding Legality*
10.1	Mining Lease*
10.2	Mining Claims*
23.1	Consent of Amisano Hanson
23.2	Consent of Kennan E. Kaeder*
23.3	Consent of Edward P. Jucevic*

* Previously filed

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>SB-2/A
<SEQUENCE>1
<FILENAME>a2058137zsb-2a.txt
<DESCRIPTION>SB-2/A_1535
<TEXT>
<Page>

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SB-2

Amendment No. 1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Prelude Ventures, Inc.
(Name of small business issuer in its charter)

<Table>

<S>	<C>	<C>
Nevada	1081	98-0232018
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification Number)

</Table>

2585 West 14th Avenue
Vancouver, BC, Canada V6K 2W6
Phone: (604) 817-8095

(Address and telephone number of principal executive offices and place of business)

Kennan E. Kaeder
Attorney at Law
110 West C Street, Suite 1904
San Diego, Ca 92101
Phone: (619)232-6545
Fax: (619) 236-8182
Email: kennan@kklawoffice.com
(Name, address and telephone number of agent for service)

Approximate date of commencement of proposed sale to the public: as soon as practicable after this registration becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

<Table>

<S> Title of each class class of securities to be registered	<C> Amount to be registered	<C> Proposed maximum offering price per	<C> Proposed maximum aggregate offering price	<C> Amount of registration fee
Common	1,500,000	$0.05	$75,000	$18.75

</Table>

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
<Page>

PRELUDE VENTURES, INC.

1,500,000 Shares

Common Stock

Offering Price $0.05 per share

This is our initial public offering so there is currently no public market for our shares. See "Risk Factors" commencing on page 1 for a full discussion of the risks involved in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our shares or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

<Table>
<Caption>

	Price to Public Payable In Cash On Subscription	Commissions & Discounts Prior to Legal and Accounting Fees	Proceeds to Company Prior to Legal and Accounting Fees
<S>	<C>	<C>	<C>
Per Share	$0.05	$.00	$.05
Total	$75,000	$.00	$75,000

</Table>

We will offer the shares ourselves and do not plan to use underwriters or pay any commissions. We will be selling our shares in a direct participation offering and no one has agreed to buy any of our shares. There is no minimum amount of shares we must sell so no money raised from the sale of our stock will go into escrow, trust or another similar arrangement. The offering will remain open for 90 days, and may be extended an additional 60 days, unless we decide to cease selling efforts prior to this date. The minimum purchase is 50,000 shares at $.05 per share or $2,500.

The information in this prospectus is not complete and may be changed. We may not sell our shares until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell our shares and it is not soliciting an offer to buy our shares in any state where the offer or sale is not permitted.

The date of this prospectus is ___________, 2001

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TABLE OF CONTENTS

<Table>
<Caption>

</Table>

Until ______________________, 2001 all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

<Page>

PROSPECTUS SUMMARY

PRELUDE VENTURES, INC. was incorporated under the laws of the State of Nevada on May 24, 2000. We have not commenced active business operations.

We are an exploration stage company. We have acquired a mining lease on a total of 24 unpatented lode mineral claims located in Elko County, Nevada. A patented lode mineral claim is the highest form of holding a mineral claim. It means that no more assessment work is necessary and that all mineral rights, both surface and underground, are included in the claim. An unpatented claim means that more assessment work is necessary before all mineral rights can be claimed. We intend to explore for metals, including silver and zinc and other valuable minerals, on our property. There can be no assurance that valuable minerals exist on our property until proper geological work and analysis is performed.

Our administrative office is located at 2585 West 14th Avenue Vancouver, British Columbia, Canada V6K 2W6, telephone (604) 817-8095. Our Nevada office is located at 50 West Liberty Street, Suite 880, Las Vegas, Nevada, 89501. Our fiscal year end is March 31.

The Offering

<Table>

<S>	<C>
Securities Offered..............	1,500,000 shares of common stock.
Offering Price....................	The shares are offered at $0.05 per share for total gross offering proceeds of $75,000.00.
Terms Of The Offering............	There is no minimum offering. Accordingly, as shares are sold, we will use the money raised for our activities. The offering will remain open for 90 days, or an additional 60 days at the sole discretion of our management, unless the total proceeds are earlier received or we determine, in our sole discretion to cease selling efforts.
Net Proceeds Our Company..........	$75,000.00
Use Of Proceeds..................	We will use the proceeds to pay for offering expenses, research and exploration.

</Table>

RISK FACTORS

There is no assurance that our business will be profitable. We must conduct exploration to determine what amount of minerals, if any, exist on our property, and if any minerals which are found can be economically extracted and profitably processed. We do not claim to have any minerals or reserves whatsoever at this time on any of our claims.

Our company is only recently organized with no operating history which makes an evaluation of us difficult. Our company was recently organized on May 24, 2000 and is a start-up company. We have no operating history and we do not have any business prior to our organization. As of March 31, we had incurred losses of $7,301 and we expect losses to continue.

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There is nothing at this time on which to base an assumption that our business plan will prove successful, and there is no assurance that we will be able to operate profitably. You should not invest in this offering unless you can afford to lose your entire investment.

Because of our lack of funds and past losses, our independent accountants' audit report states that there is substantial doubt about our ability to continue as a going concern. Our independent certified public accountants have pointed out that we have incurred losses since our inception and have not yet been successful in establishing profitable operations, raising substantial doubt about our ability to continue as a going concern. Therefore, our ability to continue as a going concern is highly dependent upon obtaining additional financing for our planned operations. If we are unable to raise additional capital then you may lose your entire investment.

We are dependent upon this offering to be able to implement our business plan and our lack of revenues and profits may make obtaining additional capital more difficult. We presently have no significant operating capital and we are totally dependent upon receipt of the proceeds of this offering to provide the capital necessary to commence our proposed business. In addition, the first 25% of the proceeds will be used to pay expenses of the offering. Upon completion of the offering, the amount of capital available to us will still be extremely limited, especially if less than the total amount of the offering is raised since this is not an underwritten offering. We have no commitments for additional cash funding beyond the proceeds expected to be received from this offering. In the event that the proceeds from this offering are not sufficient given the capital-intensive nature of our business, we may need to seek additional financing from commercial lenders or other sources, for which we presently have no commitments or arrangements.

We must limit our exploration because we are small and do not have much capital. There are other larger exploration companies that could and probably would spend more time and money exploring our property.

Investors will be unable to sell their shares if a trading market does not develop. Because there is no public trading market for our common stock, you may not be able to resell your shares. There is no central

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place, like a stock exchange or electronic trading system, to resell your shares. If you do want to resell your shares, you will have to locate a buyer and negotiate your own sale.

We will not have enough money to generate revenues even if the entire offering is sold. Our planned exploration program is separated into two phases. Assuming this offering is entirely sold, we will not have enough money to complete the second phase and begin generating revenues.

We have no full time employees. Our sole employee, shareholder, officer and director is William Iverson. He will not be employed full time, at least initially, as he is involved with other businesses and has other interests which could give rise to conflicts of interest with respect to carrying out the operations of Prelude.

We have no experience with mineral exploration. Our sole employee, shareholder, officer and director has no experience with mineral exploration and mining. This could detrimentally impact the ability of Prelude to implement its business plan.

USE OF PROCEEDS

The net proceeds to us from the sale of the 1,500,000 shares offered hereby at a public offering price of $0.05 per share will vary depending upon the total number of shares sold. Regardless of the number of shares sold, we expect to incur offering expenses estimated at $18,018.75 for legal, accounting, printing and other costs in connection with the offering.

The table below shows how proceeds from this offering would be used for scenarios where our company sells various amounts of the shares and the priority of the use of net proceeds in the event actual proceeds are not sufficient to accomplish the uses set forth. Pending use, we will invest the net proceeds in investment-grade, short-term, interest bearing securities.

<Table>

<S> Percent of total shares offered	<C> 25% ($)	<C> 50% ($)	<C> 75% ($)	<C> 100% ($)
Shares sold	375,000	750,000	1,125,000	1,500,000
Gross proceeds from offering	$18,750.00	$37,500.00	$56,250.00	$75,000.00
Less: Offering Expenses	$18,018.75	$18,018.75	$18,018.75	$18,018.75
Net Offering Proceeds	$731.25	$19,481.25	$38,231.25	$56,981.25
Use of Net Proceeds *				
Expansion of claim block	$0.00	$15,000.00	$15,000.00	$15,000.00
Lease of third party claims	$0.00	$0.00	$5,000.00	$5,000.00

Rock sampling	$0.00	$0.00	$4,000.00	$4,000.00
Soil sampling	$0.00	$0.00	$6,000.00	$6,000.00
Geologic mapping	$0.00	$0.00	$8,000.00	$8,000.00
Geophysical surveys	$0.00	$0.00	$0.00	$10,000.00
Reporting	$0.00	$0.00	$0.00	$2,000.00
Working Capital *	$731.75	$4,481.25	$231.25	$6,981.25
Total Use of Proceeds	$731.75	$19,481.25	$38,231.25	$56,981.25

</Table>

* The use of net proceeds describes the expenses that will be incurred in association with Phase I of our business plan. Phase II of the business plan will not be implemented until the success of Phase I is evaluated to determine whether further exploration work is warranted. For this reason, we will retain as working capital any sums not utilized in Phase I until further financing is obtained for Phase II assuming further exploration work is warranted.

We will not be able to conduct any exploration activities unless approximately 50% of the offering is sold. Unless at least 25% of the offering is sold, we may not be able to pay the expenses of the offering. It is possible that no proceeds may be raised from this offering. If we are not able to pay our offering expenses we will incur further losses. It is also possible that some, but not all, of the 1,500,000 shares offered will be sold. If fewer than all of the shares are sold, we will have to delay or modify our plan. There can be no assurance that any delay or modification will not adversely affect our development. If we require additional funds to develop our plan, such funds may not be available on terms acceptable to us.

Possible working capital uses include advertising and other ongoing selling, general and administrative expenses, to be determined by our executive officers based upon their assessment of our company's needs.

Any funds not used for the purposes indicated will be used for general working capital. If less than the entire offering is received, funds will be applied according to the priorities outlined above. For example, if less than $20,000 is received, the entire amount will be applied toward legal and accounting fees for this offering as well as quarterly and annual reports required under the Securities Exchange Act of 1934.

DETERMINATION OF OFFERING PRICE

There is no established public market for the shares of common stock being registered. As a result, the offering price and other terms and conditions relative to the shares of common stock offered hereby have been arbitrarily determined by us and do not necessarily bear any relationship to assets, earnings, book value or any other objective criteria of value. In addition, no investment banker, appraiser or other independent, third party has been

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consulted concerning the offering price for the shares or the fairness of the price used for the shares.

DILUTION

You will suffer substantial dilution in the purchase price of your stock compared to the net tangible book value per share immediately after the purchase.

Dilution is the difference between the public offering price of $0.05 per share for the common stock offered herein, and the net tangible book value per share of the common stock immediately after its purchase. Our net tangible book value per share is calculated by subtracting our total liabilities from our total assets less any intangible assets, and then dividing by the number of shares then outstanding.

Our net book value prior to the offering, based on the June 30, 2001 financial statements, was $8,669 or approximately $0.008 per common share. Prior to selling any shares in this offering, we had 1,000,000 shares of common stock outstanding, which were purchased by the founding shareholder for $25,000. We are now offering up to 1,500,000 shares at $0.05 per share. If all shares offered herein are sold, we will have 2,500,000 shares outstanding upon completion of the offering. Our post offering pro forma net book value, which gives effect to receipt of the net proceeds from the offering on all shares sold but does not take into consideration any other changes in our net tangible book value, will be $65,560.05 or approximately $0.026 per share. This would result in dilution to investors in this offering of $0.024 per share, or approximately 48% from the public offering price of $0.05 per share. Net tangible book value per share would increase $0.018 per share for our current shareholder.

Dilution Table

The following table sets forth the estimated net tangible book value

("NTBV") per share after the offering and the dilution to persons purchasing shares based upon various levels of sales achieved:

<Table>
<Caption>

<S>	375,000 shares sold <C>	750,000 shares sold <C>	1,125,000 shares sold <C>	1,500,000 shares sold <C>
Public offering price/share	$0.05	$0.05	$0.05	$0.50
NTBV/share prior to offering	$0.008	$0.008	$0.008	$0.008
Net proceeds to Prelude*	$731.25	$18,481.25	$38,231.25	$56,981.25
Total shares outstanding	1,375,000	1,750,000	2,125,000	2,500,000
Increase attributable to new shareholders	$0.000	$0.007	$0.014	$0.018
Post offering pro forma NTBV/share	$0.006	$0.015	$0.022	$0.026

</Table>

Comparative Data

The following table sets forth with respect to existing shareholders and new investors, a comparison of the number of shares of common stock acquired from our company, the percentage ownership of such shares, the total consideration paid, the percentage of total consideration paid and the average price per share.

<Table>
<Caption>

	Shares Purchased		Total Consideration		
<S>	Number <C>	Percent <C>	Amount <C>	Percent <C>	Average Price Per Share
Existing shareholder William Iverson	1,000,000	40%	$25,000	25%	$0.025
New investors*	1,500,000	60%	$75,000	75%	$0.050
Total	2,500,000	100%	$100,000	100%	$0.040

</Table>

----
* It is possible we may not sell any of the shares, in which case the proceeds to Prelude will be $0.

PLAN OF DISTRIBUTION

4

<Page>

General

The following discussion addresses the material terms of the plan of distribution.

We are offering up to 1,500,000 shares of our common stock at a price of $0.05 per share to be sold by Mr. Iverson, our principal executive officer and director. This will be the only method of distribution. Prelude does not intend to make any distribution through an underwriter or on the Internet. The shares will be sold through our principal executive officer and director, so no compensation will be paid with respect to those sales, except for reimbursement of expenses actually incurred on behalf of our company in connection with such activities. Since this offering is conducted as a direct participation offering, there can be no assurance that any of the shares will be sold. A subscription agreement, the form of which is attached to this prospectus, will be required to be submitted by all purchasers of the shares. The offering will not be sold to officers, directors or affiliates of Prelude. The minimum purchase is 50,000 shares at $.05 per share or $2,500.

There is currently no market for any of our shares and no assurances are given that a public market for such securities will develop after the closing of this offering or be sustained if developed. While we plan following the closing of this offering to take affirmative steps to request or encourage one or more broker/dealers to act as a market maker for our securities, no such efforts have yet been undertaken and no assurances are given that any such efforts will prove successful. As such, investors may not be able to readily dispose of any shares purchased hereby.

Our president, Mr. Iverson, who is an associated person of us as that term is defined in Rule 3a4-1 under the Exchange Act, shall conduct the offering. Mr. Iverson is deemed not to be a broker for the following reasons:

*He is not subject to a statutory disqualification as that term is defined in Section 3(a)(39) of the Exchange Act at the time of his participation in the sale of our securities.

*He will not be compensated for his participation in the sale of our securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.

*He is not an associated person of a broker or dealers at the time of his participation in the sale of our securities.

*He will restrict his participation to the following activities:

A. Preparing any written communication or delivering any communication through the mails or other means that does not involve oral solicitation by him of a potential purchaser;

B. Responding to inquiries of potential purchasers in a communication initiated by the potential purchasers, provided however, that the content of responses are limited to information contained in a registration statement filed under the Securities Act or other offering document;

<Page>

C. Performing ministerial and clerical work involved in effecting any transaction.

As of the date of this prospectus, no broker has been retained by us for the sale of securities being offered. In the event a broker who may be deemed an underwriter is retained by us, an amendment to our registration statement will be filed.

The offering will remain open for a period of 90 days or an additional 60 days at our sole discretion, unless the entire gross proceeds are earlier received or we decide, in our sole discretion, to cease selling efforts. Our officers, directors and stockholders and their affiliates may purchase shares in this offering.

No Escrow Of Proceeds

There is no escrow of any of the proceeds of this offering. Accordingly, we will have use of such funds once we accept a subscription and funds have cleared. Such funds shall be non-refundable to subscribers except as may be required by applicable law.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under the "Prospectus Summary," "Risk Factors," "Management Discussion and Analysis or Plan of Operation," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievement expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "intend", "expects," "plan," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

None of these forward-looking statements refer to exploration, development, production or other anticipated mining activity.

LEGAL PROCEEDINGS

We are not a party to or aware of any threatened litigation of a material nature.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

<Page>

Executive Officers And Directors

The following table sets forth the directors and executive officers of our company, their ages, term served and all officers and positions with our company. A director is elected for a period of one year and thereafter serves until his or her successor is duly elected by the stockholders and qualifies. Officers and other employees serve at the will of the Board of Directors.

There are no arrangements or understandings regarding the length of time a director of our company is to serve in such a capacity. Our director holds no directorships in any other company subject to the reporting requirements of the Securities Exchange Act of 1934.

<Table>
<Caption>

Name of Director	Age	Term Served	Positions with Company
<S>	<C>	<C>	<C>
William Iverson	40	Since inception	President, Secretary-Treasurer & Director

</Table>

Mr. Iverson will serve as management of our company. A brief description of his background and business experience is as follows:

Mr. Iverson has been the President, Secretary-Treasurer and Director since our company's inception on May 24, 2000. Since November 1999, Mr. Iverson has also been employed by First Quantum Minerals Corporation of Vancouver, British Columbia where he performs corporate relations services, including the preparation of corporate profiles, brochures and advertisements. From November 1999 to February 2000 Mr. Iverson was also employed by Nevada Pacific Gold, Ltd. From January 1996 to August 1997, Mr. Iverson was employed by Treminco Resources, Ltd., a mining company located in Vancouver, British Columbia, where he performed corporate development services. In this capacity he acted as a liaison between Tremninco and the financial community. From October 1997 to November 1998, Mr. Iverson was employed by Cee Bee Natural Gas, Ltd. From January of 1988 until December of 1995 Mr. Iverson was also employed as a stockbroker with Georgia Pacific Securities Corporation in Vancouver, British Columbia. Mr. Iverson will continue to serve in his present positions with Prelude until the next annual meeting of shareholders and devote approximately 15 hours per week of his time to the Prelude.

Executive Compensation

Our sole director does not currently receive and has never received any compensation for serving as a director to date. In addition, at present, there are no ongoing plans or arrangements for compensation of any of our officers. However, we expect to adopt a plan of reasonable compensation to our officers and employees when and if we become operational and profitable.

The following table sets forth all compensation awarded to, earned by, or paid for services rendered to us in all capacities during the period ended March 31, 2001, by Mr. Iverson, our sole executive officer.

Summary Compensation Table
Long-Term Compensation Awards

<Table>
<Caption>

Name and Principal Position	Compensation-2001 Salary	($)Bonus	($)Number of shares Underlying Options (#)
<S>	<C>	<C>	<C>
William Iverson President	None	None	None

</Table>

<Page>

We do not presently have a stock option plan but intend to develop an incentive based stock option plan for our officers and directors in the future and may reserve up to ten percent of our outstanding shares of common stock for that purpose.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our company's common stock with respect to each named director and executive officer of our company, each person known to our company to be the beneficial owner of more than five percent (5%) of said securities, and all directors and executive officers of our company as a group:

<Table>
<Caption>

Name and Address	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class	% After Offering
<S>	<C>	<C>	<C>	<C>
William Iverson 2585 West 14th Avenue	Common	1,000,000 shares	100%	40%

Vancouver, B.C.
V6K 2W6

All officers & directors as a group (1 person)	Common	1,000,000 shares	100%	40%

</Table>

Prior to the sale of any shares in this offering, Mr. Iverson was the only shareholders of Prelude.

DESCRIPTION OF SECURITIES

The shares registered pursuant to the registration statement of which this prospectus is a part are shares of common stock, all of the same class and entitled to the same rights and privileges as all other shares of common stock.

Common Stock

Prelude is presently authorized to issue 45,000,000 shares of $.001 par value common stock. The holders of common stock, including the shares offered hereby, are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefore. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities of our company nor are any common shares subject to redemption or convertible into other securities of our company. Upon liquidation, dissolution or winding up of our company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of our company's common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Prelude has reserved from its authorized but unissued shares a

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sufficient number of shares of common stock for issuance of the shares offered hereby. The shares of common stock issuable upon subscription of the offering will be, when issued in accordance with the terms of the offering, fully paid and non-assessable.

Preferred Stock

Prelude is also presently authorized to issue 5,000,000 shares of $.001 par value preferred stock. No preferred stock has been issued as of this date and management has no current plans to issue preferred stock to any investor. Under our company's articles of incorporation, as amended, the Board of Directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and issue the preferred stock in such one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control of our company without further shareholder action and may adversely effect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The Board of Directors effects a designation of each series of preferred stock by filing with the Nevada Secretary of State a Certificate of Designation defining the rights and preferences of each such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Nevada Secretary of State, or copies thereof may be obtained from our company.

Options and Warrants

We do not presently have any options or warrants authorized or any securities that may be convertible into common stock. However, our board of directors may later determine to authorize options and warrants for our company.

Dividend Policy

We have not previously paid any cash dividends on our common stock and do not anticipate or contemplate paying dividends on our common stock in the foreseeable future. Our present intention is to utilize all available funds for the development of our business. There is no assurance that we will ever have excess funds available for the payment of dividends. The only legal restrictions that limit the ability to pay dividends on common equity or that are likely to do so in the future, are those restrictions imposed by state laws. Under Nevada corporate law, no dividends or other distributions may be made which would render our company insolvent or reduce assets to less than the sum of its liabilities plus the amount needed to satisfy any outstanding liquidation preferences.

Transfer Agent

We intend to use Nevada Agency And Trust Company, 50 West Liberty Street, Suite 880, Reno, NV 89501 as our transfer agent and registrar for the common stock upon completion of the offering.

9

<Page>

Shares Eligible For Future Sale

Upon completion of this offering, we will have 2,500,000 shares of common stock outstanding, if we sell all of the shares in this offering. Of these shares, the 1,500,000 shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933.

The remaining 1,000,000 of common stock held by the existing stockholder were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Of these shares, 80,000 shares will become eligible for sale on October 11, 2001, 140,000 shares will become eligible for sale on November 7, 2000, and 780,000 shares will become eligible for sale on April 11, 2001, all subject to the limitations of Rule 144. We cannot predict the effect, if any, that offers or sales of these shares would have on the market price. Nevertheless, sales of significant amounts of restricted securities in the public markets could adversely affect the fair market price of the shares, as well as impair our ability to raise capital through the issuance of additional equity shares.

In general, under Rule 144, a person who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (1) one percent of the then outstanding shares of common stock or (2) the average weekly trading volume in the common stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of the sale is filed, provided several requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock which are not restricted securities.

Under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned shares for at least two years may resell their shares without compliance with the foregoing requirements. In meeting the one-and two-year holding periods described above, a holder of shares can include the holding periods of a prior owner who was not an affiliate. The one-and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the shares from the issuer or an affiliate.

There is presently no agreement by any holder, including our "affiliates", of "restricted" shares not to sell their shares.

Penny Stock Regulation

Our shares will probably be subject to the Penny Stock Reform Act of 1990 which may potentially decrease your ability to easily transfer our

10

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shares. Broker-dealer practices in connection with transactions in "penny stocks" are regulated. Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. As our shares immediately following this offering will likely be subject to such penny stock rules, investors in this offering will in all likelihood find it more difficult to sell their securities.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

Our articles of incorporation contains provisions permitted under the Nevada Corporations Code relating to the liability of directors. The provisions eliminate a director's liability to stockholders for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, including the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Our certificate of incorporation also contains provisions obligating us to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Nevada. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Following the close of this offering, we will be subject to the State of Nevada's business combination statute. In general, the statute prohibits a publicly held Nevada corporation from engaging in a business combination with a person who is an interested stockholder for a period of three years after the date of the transaction in which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates, owns, or, within three years prior to the proposed business combination, did own 15% or more of our voting stock. The statute could prohibit or delay mergers or other takeovers or change in control attempts and accordingly, may discourage attempts to acquire us.

As permitted by Nevada law under Nevada Revised Statutes 78.037, we intend to eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to exceptions. In addition, our bylaws provide that we are required to indemnify our officers and directors, employees and agents under circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we would be required to advance expenses to our officers and directors as incurred in proceedings against them for which

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they may be indemnified. The bylaws provide that we, among other things, will indemnify officers and directors, employees and agents against liabilities that may arise by reason of their status or service as directors, officers, or employees, other than liabilities arising from willful misconduct, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of ours in which indemnification would be required or permitted. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

We have agreed to the fullest extent permitted by applicable law, to indemnify all our officers and directors. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

CERTAIN TRANSACTIONS

In connection with the organization of Prelude, Mr. Iverson, the founding shareholder, President, Secretary-Treasurer and Director of our company, paid $2,000 cash on October 11, 2000, $3,500 cash on November 7, 2000, $19,500.00 cash on April 11, 2001, to purchase an aggregate of 1,000,000 shares of common stock at $.025 per share.

Prelude presently has no office facilities but for the time being will use as its business address the office of Mr. Iverson on a rent free basis, until such time as the business operations of our company may require more extensive facilities and our company has the financial ability to rent commercial office space. There is presently no formal written agreement for the use of such facilities, and no assurance that such facilities will be available to our company on such a basis for any specific length of time.

We have no formal written employment agreement or other contracts with our officer, and there is no assurance that the services to be provided by them, and facilities to be provided by Mr. Iverson, will be available for any specific length of time in the future. Mr. Iverson anticipates initially devoting up to approximately 15 hours per week of his time to the affairs of our company. If and when the business operations of our company increase and a more extensive time commitment is needed, Mr. Iverson is prepared to devote more time to our company, in the event that becomes necessary. The amounts of compensation and other terms of any full time employment arrangements with our company would be determined if and when such arrangements become necessary.

BUSINESS

History And Organization

Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the state of Nevada on May 24, 2000. We have not commenced business operations and we are considered an exploration stage enterprise. To date, our activities have been limited to organizational matters, obtaining a mining engineer's report and the preparation and filing of the registration

<Page>

statement of which this prospectus is a part. In connection with the organization of our company, the founding shareholder of our company contributed an aggregate of $25,000 cash in exchange for 1,000,000 shares of common stock. We have no significant assets, and we are totally dependent upon the successful completion of this offering and receipt of the proceeds there from, of which there is no assurance, for the ability to commence our proposed business operations.

Proposed Business

On March 9, 2001, we acquired a 20 year mining lease from Steve Sutherland, the owner of 24 unpatented lode mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. An unpatented claim is one in which more assessment work is necessary before all mineral rights can be claimed. As the owner of the claims, Mr. Sutherland has the right to lease the claims to a third party but he remains responsible for compliance with all applicable federal, state and county laws and regulations. Under the terms of our lease with Mr. Sutherland, we are entitled to all of Mr. Sutherlands mineral rights and we are also made responsible for compliance for all laws and regulations that apply to the claims. We are presently in the pre-exploration stage and there is no assurance that a commercially viable precious mineral deposit exists in our property until appropriate geological exploration is done and a final comprehensive evaluation concludes that there is economic and legal feasibility to conduct mining operations.

The exploration program proposed by Prelude is designed to determine whether mining operations would be economically feasible. It is uncertain at this time the precise quantity of minerals in the property that would justify actual mining operations. Some of the factors that would be used by us to determine whether to proceed with mining operations would be the data generated by the proposed exploration program. This data will be evaluated to confirm that a mineral deposit is sufficiently defined on three or more sides. Another factor would be investigation into whether a buyer or a market exists for the minerals and the prevailing market price for the minerals.

Prelude has leased the claims from Mr. Sutherland who is our landlord. We also have the right to locate additional claims within one mile of the claims which become part of the lease. Under the terms of the lease, Prelude must pay a three percent production royalty and may extend the initial term of 20 years for one additional period of 20 years provided that all conditions of the lease have previously been met. Prelude has the exclusive possession of the property for mining purposes during the term of the lease.

Under the terms of the lease, Prelude must pay a three percent annual production royalty and must pay an annual minimum royalty as follows, of which the first payment of $5,000 has already been made:

<Table>
<Caption>
<S> <C>

Anniversary Date	Amount
March 9, 2001	$ 5,000.00
March 9, 2002	$ 7,500.00
March 9, 2003	$10,000.00
March 9, 2004	$20,000.00
March 9, 2005 & thereafter	$50,000.00

</Table>

If Prelude fails to meet the above lease payments, the lease may be terminated if the landlord gives written notice of such default. After receipt of default, Prelude has 15 days to cure the default. In addition, the lease may be terminated if Prelude fails to make federal, state, and county maintenance payments or filing fees at least 15 days prior to due date. In that event, the landlord must notify Prelude of a possible default. After 10 days, if the default is not cured the landlord may initiate payment on the claims. Prelude will be able to cure this default by reimbursing all federal, state and county payments made by the landlord plus a 20% penalty within 30 days.

Under applicable federal, state, and county laws and regulations, annual mining claim maintenance or rental fees are required to be paid by Prelude for

<Page>

the unpatented mining claims which constitute all or part of the leased property, beginning with the annual assessment work period of September 1, 2001 to September 1, 2002. Prelude must timely and properly pay the federal, state, and county annual mining claim maintenance or rental fees, and must execute and record or file, as applicable, proof of payment of the federal, state, and county annual mining claim maintenance or rental fees and the landlord's intention to hold the unpatented mining claims. If Prelude does not terminate the agreement before June 1 of any subsequent lease year, Prelude will be obligated either to pay the federal, state, and local annual mining claim maintenance or rental fees for the property due that year or to reimburse the landlord.

Prelude also has the right to buy out the landlord's interest in exchange for a payment of $5,000,000 from which royalty payments made up to the time of the buyout may be deducted. If a buyout occurs, Prelude must also pay the landlord a perpetual 0.5% royalty on all minerals recovered from the property.

The lease may be terminated at any time by Prelude provided that we give written notice 30 days prior to relinquishing the leased property. In the event Prelude desires to terminate the agreement after June 1 of any year, we are responsible for all federal, state, and county maintenance and filing fees for the next assessment year regarding the leased property. In addition, we must deliver to the landlord in reproducible form all data generated or obtained for the leased property, whether factual or interpretive. Finally, we must quitclaim to the landlord all claims located or acquired by us.

Our business activities to date have been restricted to obtaining a report from our mining engineer, Edward P. Jucevic and preparing this offering. Mr. Jucevic's report details the geological and mining history of the claims leased by Prelude, including the land status, climate, geology and mineralization. In preparing his report, Mr. Jucevic did not perform any actual field work on the claims. Instead, he examined the available literature on the claims and relied exclusively on Nevada Bureau of Mines & Geology Bulletin 106 written in 1991 by D.D. LaPointe, J.V. Tingley and R.B. Jones. Mr. Jucevic believes that based upon previous mining activity in the area, sufficient evidence exists to warrant further exploration on the leased property which could then lead to actual mining operations.

The property leased by Prelude is located in Elko County, Nevada and comprises 24 unpatented claims. Mr. Jucevic has concluded that the claims demonstrate a potential for surface-mineable oxidized-zinc deposits and surface-mineable heap leachable silver deposits. Heap leaching is a process for the extraction of valuable minerals utilizing chemical solutions that percolate through crushed ore. A two phase exploration and drilling program has been proposed. Phase 1, including a recommendation to stake four neighboring targets, with estimated costs of $50,000. That would be followed by Phase 2 with estimated costs of $100,000. The purpose of this offering is to finance the implementation of Phase I.

Location and Access

The leased property is located in Elko County, Nevada, approximately 50 airline miles southeast of the town of Elko, Nevada. Access from Elko, Nevada is obtained by driving 20 miles on I-80 to Halleck, Nevada and then turning southeast on paved Highway 229 for forty-two miles through Secret Pass across the Ruby Mountains and then proceeding about 24 miles south on dirt roads to the property. The claims are in what is known as the Mud Springs mining district.

[Map]

Claim Status

<Page>

The claims have been leased by Prelude form Steve Sutherland who currently holds the property via 24 unpatented mining claims located during the month of September 2000. The owner of the property is the United States government. The land is administered by the Bureau of Land Management (BLM). Mr. Sutherland has documentation that all requisite county and United States Bureau of Land Management (BLM) papers have been filed and all fees paid. Two claims not belonging to Mr. Sutherland lie within the claim boundary and are held by a local prospector. Mr. Jucevic believes these two claims are most likely available for lease under reasonable terms. We do intend to lease these claims if possible. The local prospector who owns these two claims is Jerry Baughman. He has no relationship to Prelude. At this time, he has not been approached by us about leasing his two unpatented claims. We believe that reasonable terms for the lease of these two claims would include a standard mining lease including an anticipated $5,000 payment upon execution, with an option to purchase priced at approximately $50,000 payable over a period of five years. The Sutherland claim block comprises about 460 acres.

Climate And Local Resources

The claims leased by Prelude are located at elevations ranging from 5900 to 7950 feet in gently rolling hills covered with sagebrush and Pinion pines. The climate is temperate with moderate snow cover from December to March. No perennial streams exist on the property. However, groundwater is plentiful. Power lines are located about three miles east of the property. The closest population center is Bishop, located about 48 miles to the northwest.

History Of The Claims

Mr. Jucevic has examined the available literature on the claims. The literature includes Nevada Bureau of Mines and Geology Bulletin 106 and "Mineral Resources of Elko County, Nevada" by D.D. LaPointe, J.V. Tingley and R.B. Jones (1991). According to these sources, base metals and silver were discovered on the property in 1910. Production from high grade veins started as early as 1915. Partial records indicate approximately 350,000 pounds of lead, 15,500 ounces of silver and 1,700 pounds of zinc were produced through 1956. Recent exploration efforts were started in the 1980's by United States Minerals Exploration (USMX), and Cominco American Inc. USMX made 105 drill holes totaling 11,190 feet between 1980 and 1996 which defined a resource containing about 350,000 tons of ore containing silver and significant lead and zinc. Cominco controlled the property for a short time and conducted geophysical surveys which identified several possible ore deposits through the claims area that extend north of the claims.

Our Proposed Exploration Program

We must conduct exploration to determine what amount of minerals, if any, exist on our properties, and if any minerals which are found can be economically extracted and profitably processed. Our exploration program is designed to economically explore and evaluate our claims.

We do not claim to have any minerals or reserves whatsoever at this time on any of our claims. We intend to implement an exploration program and to proceed in the following two phases:

Phase I will involve expanding our block of claims by locating approximately 50 additional claims and acquiring third party claims within the area. There has been no staking of additional claims at this time. The initial work of Phase I will be centered on opportunities and targets within the boundaries of the leased claims. However, it is anticipated that expansion of the existing claim position will be advisable following completion of the geological investigations in Phase I. For example, U. S. Minerals Exploration, a previous explorer of the claims, calculated a small resource along the northeast area of the leased claims. Therefore, it appears probable that additional claim staking in northeast and southwest extensions off this trend would capture neighboring mineralization, as well as northeast trending fault zones within the claims. With respect to maintenance costs, the current 24 claims are subject to total annual fees of $2,580.00 Annual maintenance fees for an additional 50 claims would be $5,375.00. No land status work has been conducted on neighboring lands by Mr. Jucevic. We will also take 200 rock samples and 300 soil samples and perform geological mapping and geophysical surveys followed by a written analysis of this exploration. The cost of Phase I will is estimated to be $50,000 and will take approximately two months to complete.

Upon completion of Phase I, we will determine the cost effectiveness of proceeding to Phase II. In making this determination, we will undertake to have our data from Phase I independently verified for accuracy by an independent registered engineer to confirm the existence of mineral deposits. In addition, we will make investigations into whether a buyer or a market exists for our mineral products and analyze whether the minerals can be extracted by us for a profit.

Phase II will consist of substantial test drilling of a total of 5,000 feet to determine the extent, depth and dip of ore discovered in Phase I. It is anticipated that Phase II will cost $100,000 and will also take approximately two months to complete. If we decide not to proceed to Phase II, we will likely cancel the lease and search for other mineral exploration sites to lease. As of the date of this prospectus, no such search has been undertaken.

Competitive Factors

The mineral industry is fragmented. We compete with other exploration companies looking for a variety of mineral reserves. We may be one of the smallest exploration companies in existence. Although we will be competing with other exploration companies, there is no competition for the exploration or removal of minerals from our property. Readily available markets exist in North America and around the world for the sale of minerals. Therefore, we intend to develop mining claims to the production point in which major mining production companies would seriously consider pursuing the property as a valuable and significant acquisition.

Regulations

We will secure all necessary permits for exploration and, if development is warranted on the property, will file final plans of operation before we start any mining operations. We anticipate no discharge of water into active stream, creek, river, lake or any other body of water regulated by environmental law or regulation. No endangered species will be disturbed. Restoration of the disturbed land will be completed according to law. All holes, pits and shafts will be sealed upon abandonment of the property. It is difficult to estimate the cost of compliance with the environmental law since the full nature and extent of our proposed activities cannot be determined until we start our operations and know what that will involve from an environmental standpoint.

The initial drilling program outlined in Phase I will be conducted on BLM lands. The BLM will require the submittal of a plan of operation which would be used as the basis for the bonding requirement, water permit and reclamation program. The reclamation program could include both surface reclamation and drill hole plugging and abandonment. The amount of the bonding would be based upon an estimate by the BLM related to the cost of reclamation if done by an independent contractor. Bonding costs vary on case by case basis. The scope of the proposed program determines amount of reclamation bond required by the BLM. Among the factors considered are the degree of proposed land disturbance, whether there have been previous disturbances and the nature of previous reclamation efforts. Since there is a substantial infrastructure of existing roads across the property the amount of initial bonding would likely be reduced. In addition, the terrain is relatively subdued which should further reduce the necessity for road building. The estimate for Phase II reclamation and bonding would depend upon the results of Phase I.

We would be subjected to the BLM rules and regulations governing mining on federal lands including a draft environmental impact statement or EIS, public hearings and a final EIS. The final EIS would address county and state needs and requirements and would cover issues and permit requirements concerning: air quality, heritage resources, geology, energy, noise, soils, surface and ground water, wetlands, use of hazardous chemicals, vegetation, wildlife, recreation, land use, socioeconomic impact, scenic resources, health and welfare, transportation and reclamation. Bonding requirements for mining are developed from the final EIS.

We are in compliance with the all laws and will continue to comply with the laws in the future. We believe that compliance with the laws will not adversely affect our business operations. Prelude anticipates that it will be required to post bonds in the event the expanded work programs involve extensive surface disturbance.

Employees

<Page>

Initially, we intend to use the services of subcontractors for manual labor exploration work on our properties. Prelude will consider hiring technical consultants as funds from this offering and additional offerings or revenues from operations in the future permit. At present, our only employee is Mr. Iverson.

Employees and Employment Agreements

At present, we have no employees, other than Mr. Iverson, our president and sole director who has received no compensation for his services. Mr. Iverson does not have an employment agreement with us. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to any employees.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

We are a start-up, exploration stage company and have not yet started our business operations or generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that our auditors believe there is doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash from sources other than the sale of minerals found on our property. Our only other source for cash at this time is investments by others in our company. We must raise cash to implement our project and stay in business.

To meet our need for cash we are attempting to raise money from this offering. There is no assurance that we will be able to raise enough money through this offering to stay in business. Whatever money we do raise will be applied first to exploration and then to development, if development is warranted. If we do not raise all of the money we need from this offering, we will have to find alternative sources, like a second public offering, a private placement of securities, or loans from our officers or others. At the present time, we have not made any arrangements to raise additional cash, other than through this offering. If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash, or cease operations entirely.

We will be conducting research in connection with the exploration of our property. We are not going to buy or sell any plant or significant equipment. We do not expect a change in our number of employees.

Limited Operating History; Need for Additional Capital

There is no historical financial information about our company upon which to base an evaluation of our performance. We are an exploration stage company and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our properties, and possible cost overruns due to price and cost increases in services.

17

<Page>

To become profitable and competitive, we conduct research and exploration of our properties. We are seeking equity financing to provide for the capital required to implement our research and exploration phases.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Results of Operations

From Inception on May 24, 2000

We just recently acquired our first interest in lode mining claims. At this time we have not yet commenced the research and/or exploration stage of our mining operations on that property. We have paid $5,000 for a mining lease. As of March 31, 2001 we have experienced operating losses of $7,301.

Plan of Operations

Since inception, we have used our common stock to raise money for our property acquisition, for corporate expenses and to repay outstanding indebtedness. Net cash provided by financing activities from inception on May 24, 2000 to March 31, 2001 was $5,500 as a result of proceeds received from our president and sole director. On April 11, 2001 we received additional cash financing of $19,500 as a result of proceeds received from our president and sole director. Our business activities to date have been restricted to obtaining a mining engineer's report and preparing this offering.

Prelude's plan of operations for the next twelve months is to undertake Phase I of our exploration program. We can commence Phase I assuming at least 50% of the offering is sold. However, the total cost of Phase I is estimated to be $50,000.00 and therefore can not be completed unless nearly all of the offering is sold. We have no plan to engage in any alternative business if Prelude ceases or suspends operations as a result of not having enough money to complete any phase of the exploration program.

Phase I will involve staking of 50 additional claims at a cost of $15,000. Obtaining leases for third party claims in the area is estimated to cost $5,000. We will then initiate rock sampling at a cost of $4,000 and soil sampling at a cost of $6,000 in areas of potential interest that indicate the presence of ore. Thereafter, geological mapping will be conducted that will cost approximately $10,000 along with geophysical surveying that will cost approximately $2,000. The total cost of Phase I will is estimated to be $50,000 and will take approximately two months to complete.

Upon completion of Phase I, we will determine the cost effectiveness of proceeding to Phase II. We will undertake to have our data from Phase I independently verified for accuracy by an independent registered engineer to confirm the existence of mineral deposits. In addition, we will make investigations into whether a buyer or a market exists for our mineral products and analyze whether the minerals can be extracted by us for a profit.

This offering will only be adequate to finance Phase I. Assuming we decide to proceed with Phase II, we will be required to obtain additional financing. Phase II will consist of extensive drilling totaling approximately 5,000 feet which is estimated to cost $100,000 to determine the extent, depth and dip of

18

<Page>

ore discovered in Phase I. Phase II will take approximately two months to complete.

Liquidity and Capital Resources

As of the date of this registration statement, we have yet to generate any revenues from our business operations. Since our inception, Mr. Iverson has paid $25,000 in cash in exchange for 1,000,000 shares of common stock. This money has been utilized for organizational and start-up costs and as operating capital. As of March 31, 2001 we had sustained operating losses of $7,301.00.

We will be required to sell at least 50% of this offering before commencing Phase I of our planned exploration program. In addition, unless more than 90% of the offering is sold, we will not be able to complete Phase I. Assuming sufficient funds are raised in this offering to complete Phase I, we will be able evaluate within the next 12 months whether to proceed with Phase II. Should we decide to proceed with Phase II, we will be required to raise an additional $100,000.00.

According to the terms or our mining lease, we are obligated by March 9, 2002 to pay a minimum royalty of $7,500. We will be required to renegotiate the terms of the mineral lease in the event we are unable to raise sufficient funds in time to meet this obligation.

LEGAL MATTERS

The validity of the shares offered under this prospectus is being passed upon for us by Kennan E. Kaeder, Attorney at Law, Suite 1904, 110 West C Street, San Diego, California 92101.

EXPERTS

The financial statements of Prelude Ventures, Inc. for the period from inception on May 24, 2000 through March 31, 2001 included in this prospectus have been examined Amisano Hanson, Suite 604-750 West Pender Street, Vancouver, Canada V6C 2T7, independent certified public accountants, as indicated in their report, and are included in this prospectus in reliance on the report given upon the authority of that firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We are filing a registration statement on Form SB-2 with the United States Securities and Exchange Commission, under the Securities Act of 1933, covering the securities in this offering. As permitted by rules and regulations of the Commission, this prospectus does not contain all of the information in the registration statement. For further information regarding both Prelude Ventures and the securities in this offering, we refer you to the registration statement, including all exhibits and schedules, which may be inspected without charge at the public reference facilities of the Commission's Washington, D.C. office, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may be obtained upon request and payment of prescribed fees.

As of the effective date of this prospectus, we will become subject to the information requirements of the Securities Exchange Act of 1934. Accordingly, we will file reports and other information with the Commission. These materials will be available for inspection and copying at the public

<Page>

reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Pacific Regional Office 5670 Wilshire Boulevard, 11th Floor Los Angeles, CA 90036-3648. Copies of the material may be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet Web site located at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file reports electronically with the Commission. The site is accessible by the public through any Internet access service provider.

Copies of our Annual, Quarterly and other Reports filed with the Commission, starting with the Quarterly Report for the first quarter ended after the date of this prospectus (due 45 days after the end of the quarter) will also be available upon request, without charge, by writing Prelude Ventures, Inc. 207-1425 Marine Drive, West Vancouver, B.C., V7T 1B9.

<Page>

PART F/S

PRELUDE VENTURES, INC.
[An Exploration Stage Company]

FINANCIAL STATEMENTS

CONTENTS

<Table>
<Caption>

</Table>

21

<Page>

INDEPENDENT AUDITORS' REPORT

To the Stockholders,
Prelude Ventures, Inc.

We have audited the accompanying balance sheet of Prelude Ventures, Inc. (An Exploration Stage Company) as at March 31, 2001 and the statements of operations, stockholders' equity and cash flows for the period May 24, 2000 (Date of Incorporation) to March 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of Prelude Ventures, Inc. as at March 31, 2001 and the results of its operations and its cash flows for the period from May 24, 2000 (Date of Incorporation) to March 31, 2001, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the company will continue as a going concern. As discussed in Note 1 to the financial statements, the company is in the exploration stage, and has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada
April 27, 2001

"Amisano Hanson"
Chartered Accountants

F-1

<Page>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
BALANCE SHEET
March 31, 2001
(STATED IN US DOLLARS)

<Table>
<Caption>

ASSETS

<S>	<C> 2001
Current	
Cash	$ 396
Share subscription receivable - Note 6	19,500
	$ 19,896

LIABILITIES

Current

Accounts payable	$ 2,197

STOCKHOLDERS' EQUITY

Preferred stock, $0.001 par value 5,000,000 shares authorized, none outstanding	
Common stock, $0.001 par value 45,000,000 shares authorized 1,000,000 shares outstanding	25,000
Deficit accumulated during the exploration stage	(7,301)
	17,699
	$ 19,896

Nature and Continuance of Operations - Note 1
Subsequent Events - Note 6
</Table>

APPROVED BY THE DIRECTOR:

_______________________________________, Director

F-2

SEE ACCOMPANYING NOTES

<Page>

STATEMENT OF OPERATIONS
for the period May 24, 2000 (Date of Incorporation) to March 31, 2001
(STATED IN US DOLLARS)

<Table>
<Caption>

<S>	<C> May 24, 2000 (Date of Incorporation) to March 31, 2001
Expenses	
Bank charges	$ 104
Management fees	5,000
Professional fees	2,197
Net loss for the period	$ 7,301
Loss per share	$ 0.01
Weighted average number of shares outstanding	549,839

</Table>

F-3

SEE ACCOMPANYING NOTES

<Page>

STATEMENT OF CASH FLOWS
for the period May 24, 2000 (Date of Incorporation) to March 31, 2001
(STATED IN US DOLLARS)

<Table>
<Caption>

<S>	<C> May 24, 2000 (Date of Incorporation) to March 31, 2001
Cash Flows from Operating Activities	
Net loss for the period	$ (7,301)
Changes in non-cash working capital balances related to operations	
Share subscription receivable	(19,500)
Accounts payable	2,197
	(24,604)
Cash Flows from Financing Activity	
Capital stock subscribed	25,000

Increase in cash during the period	396
Cash, beginning of the period	-
Cash, end of the period	$ 396

</Table>

F-4

SEE ACCOMPANYING NOTES

<Page>

STATEMENT OF STOCKHOLDERS' EQUITY
for the period May 24, 2000 (Date of Incorporation) to March 31, 2001
(STATED IN US DOLLARS)

<Table>
<Caption>

<S>	COMMON SHARES # <C>	PAR VALUE <C>	Additional Paid-in CAPITAL <C>	Deficit Accumulated During the Exploration STAGE <C>	TOTAL <C>
Capital stock subscribed pursuant to an offering memorandum, for cash - at $0.025	1,000,000	$ 1,000	$ 24,000	$ -	$ 25,000
Net loss for the period	-	-	-	(7,301)	(7,301)
Balance, as at March 31, 2001	1,000,000	$ 1,000	$ 24,000	$(7,301)	$ 17,699

</Table>

F-5

SEE ACCOMPANYING NOTES

<Page>

NOTES TO THE FINANCIAL STATEMENTS
for the period May 24, 2000 (Date of Incorporation) to March 31, 2001
(STATED IN US DOLLARS)

Note 1 NATURE AND CONTINUANCE OF OPERATIONS

The company is in the exploration stage. The company has entered into a lease agreement to explore and mine a resource property located in the state of Nevada, United States of America and has not yet determined whether this property contains reserves that are economically recoverable. The recoverability of amounts from the resource property will be dependent upon the discovery of economically recoverable reserves, confirmation of the company's interest in the underlying property, the ability of the company to obtain necessary financing to satisfy the expenditure requirements under the resource property agreement and to complete the development of the property and upon future profitable production or proceeds for the sale thereof.

These financial statements have been prepared on a going concern basis. The company has accumulated a deficit of $7,301 since inception. Its ability to continue as a going concern is dependent upon the ability of the company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The company was incorporated in Nevada on May 24, 2000.

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the company have been prepared in accordance with generally accepted accounting principles in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may vary from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

EXCHANGE ACT GUIDE 7

The Securities and Exchange Commission's Exchange Act Guide 7 "Description of property by issuers engaged or to be engaged in significant mining operations" requires that mining companies in the exploration stage should not refer to themselves as development stage companies in the financial statements, even though such companies should comply with Financial Accounting Standard Board Statement No. 7, if applicable. Accordingly, the company has not been referred to as being a development stage company.

<Page>

RESOURCE PROPERTIES

The acquisitions of resource properties are initially recorded at cost. Producing mineral properties are depleted over their estimated useful lives based upon a method relating recoverable mineral reserves to production. Non-producing mineral properties that the company abandons interest in are written-off in the year of abandonment. Exploration costs are expensed as incurred.

ENVIRONMENTAL COSTS

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the company's commitments to plan of action based on the then known facts.

INCOME TAXES

The company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109 "Accounting for Income Taxes".

BASIC LOSS PER SHARE

The company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share has not been provided as it would be antidilutive.

FAIR VALUE OF FINANCIAL INSTRUMENT

The carrying value of cash, share subscriptions receivable and accounts payable approximates fair value because of the short maturity of these instruments.

<Page>

Note 3 DEFERRED TAX ASSETS

The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after March 15, 1992. FAS 109 requires the use of the asset and liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assts and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The following table summarizes the significant components of the company's deferred tax assets:

<Table>
<Caption>

<S>	<C> TOTAL
Deferred Tax Assets	

Non-capital loss carryforward	$ 7,301
Gross deferred tax assets	$ 3,651
Valuation allowance for deferred tax asset	(3,651)
	$ -

</Table>

The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards that is likely to be realized from future operations. The company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry.

Note 4 INCOME TAXES

No provision for income taxes has been provided in these financial statements due to the net loss. At March 31, 2001 the company has net operating loss carryforwards, which expire commencing in 2021, totalling approximately $7,301, the benefit of which has not been recorded in the financial statements.

<Page>

Note 5 NEW ACCOUNTING STANDARD

In June 1998, the Financial Accounting Standards board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which standardized the accounting for derivative instruments. SFAS is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Adopting this standard will not have a significant impact on the company's financial positions, results of operations or cash flows.

Note 6 SUBSEQUENT EVENTS

i) By a lease letter agreement effective April 11, 2001 the company was granted the exclusive right to explore, develop and mine the Medicine Project resource property located in Elko County of the State of Nevada for a 3% net smelter return production royalty. This amount will be reduced by any amounts paid under the following minimum advance royalty payments:

- $5,000 upon execution (paid April 11, 2001);
- $7,500 on April 11, 2002;
- $10,000 on April 11, 2003
- $20,000 on April 11, 2004
- $50,000 on April 11, 2005 and every April 11 thereafter

The company is also required to pay all federal and state mining claim maintenance fees for any year in which this agreement is maintained in good standing after June 1. The company is required to perform reclamation work on the property as required by federal, state and local law for disturbances resulting from the company's activities on the property.

The term of the lease is for 20 years, with automatic extensions so long as the conditions of the lease are met.

ii) The share subscription receivable outstanding at March 31, 2001 of $19,500 was received. This receivable was due from a director and officer of the company.

<Page>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
BALANCE SHEETS
June 30, 2001 and March 31, 2001
(Stated in US Dollars)
(UNAUDITED)

<Table>
<Caption>

<S>	<C> JUNE 30, 2001	<C> MARCH 31, 2001
ASSETS		
Current		
Cash	$ 866	$ 396
Share subscription receivable	-	19,500

Prepaid expenses	10,000	-
	$ 10,866	$ 19,896
LIABILITIES		
Current		
Accounts payable	$ 2,197	$ 2,197
STOCKHOLDERS' EQUITY		
Preferred stock, $0.001 par value 5,000,000 shares authorized, none outstanding		
Common stock, $0.001 par value 25,000,000 shares authorized 1,000,000 shares outstanding	25,000	25,000
Deficit accumulated during the exploration stage	(16,331)	(7,301)
	8,669	17,699
	$ 10,866	$ 19,896

</Table>

SEE ACCOMPANYING NOTES

F-10

<Page>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS
for the three month period ended June 30, 2001
and for the period May 24, 2000 (Date of Incorporation) to June 30, 2001
(Stated in US Dollars)
(UNAUDITED)

<Table>
<Caption>

<S>	THREE MONTHS ENDED JUNE 30, 2001 <C>	MAY 24, 2000 (DATE OF INCORPORATION) TO JUNE 30, 2001 <C>
Expenses		
Bank charges	$ 95	$ 199
Management fees	1,500	6,500
Professional fees	1,000	3,197
Resource property development	5,000	5,000
Transfer agent fees	1,435	1,435
Net loss for the period	$ 9,030	$ 16,331
Loss per share	$ 0.01	
Weighted average number of shares outstanding	1,000,000	

</Table>

SEE ACCOMPANYING NOTES

F-11

<Page>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
for the three month period ended June 30, 2001
and for the period May 24, 2000 (Date of Incorporation) to June 30, 2001
(Stated in US Dollars)
(UNAUDITED)

<Table>
<Caption>

	THREE MONTHS ENDED	MAY 24, 2000 (DATE OF INCORPORATION) TO

	JUNE 30, 2001	JUNE 30, 2001
<S>	<C>	<C>
Cash Flows from Operating Activities		
Net loss for the period	$ (9,030)	$ (16,331)
Changes in non-cash working capital balances related to operations		
Share subscription receivable	19,500	-
Accounts payable	-	2,197
Prepaid expenses	(10,000)	(10,000)
	470	(24,134)
Cash Flows from Financing Activity		
Capital stock subscribed	-	25,000
Increase in cash during the period	470	866
Cash, beginning of the period	396	-
Cash, end of the period	$ 866	$ 866

</Table>

SEE ACCOMPANYING NOTES

<Page>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
STATEMENT OF STOCKHOLDERS' EQUITY for
the period May 24, 2000 (Date of Incorporation) to June 30, 2001
(Stated in US Dollars)
(UNAUDITED)

<Table>
<Caption>

	COMMON SHARES #	COMMON SHARES PAR VALUE	ADDITIONAL PAID-IN CAPITAL	DEFICIT ACCUMULATED DURING THE EXPLORATION STAGE	TOTAL
<S>	<C>	<C>	<C>	<C>	<C>
Capital stock subscribed pursuant to an offering memorandum, for cash - at $0.025	1,000,000	$ 1,000	$ 24,000	$ -	$ 25,000
Net loss for the period	-	-	-	(7,301)	(7,301)
Balance, as at March 31, 2001	1,000,000	$ 1,000	$ 24,000	$ (7,301)	$ 17,699
Net loss for the period	-	-	-	(9,030)	(9,030)
Balance, as at June 30, 2001	1,000,000	$ 1,000	$ 24,000	$ (16,331)	$ 8,669

</Table>

SEE ACCOMPANYING NOTES

<Page>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2001
(Stated in US Dollars)
(UNAUDITED)

Note 1 INTERIM REPORTING

While the information presented in the accompanying interim three months financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. All adjustments are of a normal recurring nature. It is suggested that these financial statements be read in conjunction with the company's March 31, 2001 annual financial statements.

Note 2 COMMITMENTS

By a lease letter agreement effective April 11, 2001 the company was granted the exclusive right to explore, develop and mine the Medicine Project resource property located in Elko County of the State of Nevada for a 3% net smelter return production royalty. This amount will be reduced by any amounts paid under the following minimum advance royalty payments:

- $5,000 upon execution (paid April 11, 2001);
- $7,500 on April 11, 2002;
- $10,000 on April 11, 2003
- $20,000 on April 11, 2004
- $50,000 on April 11, 2005 and every April 11 thereafter

The company is also required to pay all federal and state mining claim maintenance fees for any year in which this agreement is maintained in good standing after June 1. The company is required to perform reclamation work on the property as required by federal, state and local law for disturbances resulting from the company's activities on the property.

The term of the lease is for 20 years, with automatic extensions so long as the conditions of the lease are met.

<Page>

PRELUDE VENTURES, INC.
[An Exploration Stage Company]

1,500,000 Shares

Common Stock

$0.05 Per Share

PROSPECTUS

PRELUDE VENTURES, INC.
2585 West 14th Avenue
Vancouver, BC, Canada V6K 2W6

__________, 2001

<Page>

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, director or officer of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

1. Article XII of the articles of incorporation of Prelude, filed as Exhibit 3.1 to the Registration Statement.

2. Article XI of the bylaws of Prelude, filed as Exhibit 3.2 to the Registration Statement.

3. Nevada Revised Statutes, Chapter 78.

The general effect of the foregoing is to indemnify a control person, officer or director from liability, thereby making Prelude responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

The following table sets forth all estimated costs and expenses, other than underwriting discounts, commissions and expense allowances, payable by the issuer in connection with the maximum offering for the securities included in this registration statement:

<Table>
<Caption>

<S>	Amount* <C>
SEC Registration fee	$18.75
Blue sky fees and expenses	$1,000.00
Legal fees and expenses	$10,000.00
Printing and shipping expenses	$1,000.00
Accounting fees and expenses	$5,000.00
Transfer and Miscellaneous expenses	$1,000.00
Total	$18,018.75

</Table>

* All expenses are estimated except the Commission filing fee.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

The following sets forth information relating to all previous sales of Common stock by the Registrant which sales were not registered under the Securities Act of 1933.

In connection with the organization of Prelude, our founding shareholder, William Iverson, has paid an aggregate of $25,000 cash to purchase 1,000,000 shares of common stock of our company. This transaction was not registered under the Securities Act of 1933 (the "Act") in reliance on the exemption from registration in Section 4(2) of the Act. The securities were offered and sold without any general solicitation to persons affiliated with the issuer. As a founding shareholder, these shares are subject to the resale provisions of Rule 144 and may not be sold or transferred without

<Page>

registration except in accordance with Rule 144. Certificates representing the securities bear such a legend.

ITEM 27. EXHIBITS INDEX:

<Table>
<Caption>

Number <S>	Exhibit Name <C>
1.1	Subscription Agreement*
1.2	Subscription Agreement of William Iverson*
3.1	Articles of Incorporation*
3.2	By-Laws*
4.1	Specimen Stock Certificate*
5.1	Opinion Regarding Legality*
10.1	Mining Lease*
10.2	Mining Claims
23.1	Consent of Amisano Hanson
23.2	Consent of Kennan E. Kaeder*
23.3	Consent of Edward P. Jucevic*

</Table>

* Previously Filed

All other Exhibits called for by Rule 601 of Regulation S-B are not applicable to this filing. Information pertaining to our common stock is contained in our articles of incorporation and by-Laws.

ITEM 28. UNDERTAKINGS.

The undersigned registrant undertakes:

(1) To file, during any period in which offer or sales are being made, a post-effective amendment to this registration statement:

I. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

II. To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post effective amendment) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement;

III. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to the information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission any supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred to that section.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to our certificate of incorporation or provisions of Nevada law, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission the indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against liabilities (other than the payment by the Registrant)of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of the issue.

<Page>

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this registration statement to be signed on our behalf by the undersigned, in the City of Vancouver, B.C., on August 27, 2001.

(Registrant)	Prelude Ventures, Inc.
By (signature and title)	/s/ William Iverson
	President, Treasurer, and Director

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

(signature)	/s/ William Iverson
(title)	President, Chief Executive Officer, Secretary, Chairman of the Board
(date)	August 27, 2001
(signature)	/s/ William Iverson
(title)	Principal Financial Officer and Controller
(date)	August 27, 2001

<Page>

INDEX TO EXHIBITS

SEC REFERENCE NUMBER	TITLE OF DOCUMENT
1.1	Subscription Agreement*
1.2	Subscription Agreement of William Iverson*

3.1	Articles of Incorporation*
3.2	Bylaws*
4.1	Specimen Stock Certificate*
5.1	Opinion Regarding Legality*
10.1	Mining Lease*
10.2	Mining Claims
23.1	Consent of Amisano Hanson
23.2	Consent of Kennan E. Kaeder*
23.3	Consent of Edward P. Jucevic*

* Previously filed

</TEXT>
</DOCUMENT>

<DOCUMENT>
<TYPE>SB-2
<SEQUENCE>1
<FILENAME>a2052222zsb-2.txt
<DESCRIPTION>SB-2_1535
<TEXT>

<PAGE>

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SB-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Prelude Ventures, Inc.
(Name of small business issuer in its charter)

<TABLE>

<S>	<C>	<C>
Nevada	1081	98-0232018
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification Number)

</TABLE>

2585 West 14th Avenue
Vancouver, BC, Canada V6K 2W6
Phone: (604) 817-8095

(Address and telephone number of principal executive offices and place of business)

Kennan E. Kaeder
Attorney at Law
110 West C Street, Suite 1904
San Diego, Ca 92101
Phone: (619)232-6545
Fax: (619) 236-8182
Email: kennan@kklawoffice.com
(Name, address and telephone number of agent for service)

Approximate date of commencement of proposed sale to the public: as soon as practicable after this registration becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

<TABLE>

<S> Title of each class class of securities to be registered	<C> Amount to be registered	<C> Proposed maximum offering price per	<C> Proposed maximum aggregate offering price	<C> Amount of registration fee
Common	1,500,000	$0.05	$75,000	$18.75

</TABLE>

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
<PAGE>

PRELUDE VENTURES, INC.

1,500,000 Shares

Common Stock

Offering Price $0.05 per share

This is our initial public offering so there is currently no public market for our shares. See "Risk Factors" commencing on page 1 for a full discussion of the risks involved in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our shares or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

<TABLE>
<CAPTION>

	Price to Public Payable In Cash On Subscription	Commissions & Discounts Prior to Legal and Accounting Fees	Proceeds to Company Prior to Legal and Accounting Fees
<S>	<C>	<C>	<C>
Per Share	$0.05	$.00	$.05
Total	$90,000	$.00	$90,000

</TABLE>

We will offer the shares ourselves and do not plan to use underwriters or pay any commissions. We will be selling our shares in a direct participation offering and no one has agreed to buy any of our shares. There is no minimum amount of shares we must sell so no money raised from the sale of our stock will go into escrow, trust or another similar arrangement. The offering will remain open for 90 days, unless we decide to cease selling efforts prior to this date. The minimum purchase is 50,000 shares at $.05 per share or $1,250.00.

The information in this prospectus is not complete and may be changed. We may not sell our shares until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell our shares and it is not soliciting an offer to buy our shares in any state where the offer or sale is not permitted.

PRELUDE VENTURES, INC.

The date of this prospectus is ___________, 2001

<PAGE>

TABLE OF CONTENTS

<TABLE>
<CAPTION>

</TABLE>

Until ______________________, 2001 all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

<PAGE>

PROSPECTUS SUMMARY

PRELUDE VENTURES, INC. was incorporated under the laws of the State of Nevada on May 24, 2000. We have not commenced active business operations.

We are an exploration stage company. We have acquired a mining lease on a total of 24 unpatented lode mineral claims located in Elko County, Nevada. A patented lode mineral claim is the highest form of holding a mineral claim. It means that no more assessment work is necessary and that all mineral rights, both surface and underground, are included in the claim. An unpatented claim means that more assessment work is necessary before all mineral rights can be claimed. We intend to explore for metals, including silver and zinc and other valuable minerals, on our property. There can be no assurance that valuable minerals exist on our property until proper geological work and analysis is performed.

Our administrative office is located at 2585 West 14th Avenue Vancouver, British Columbia, Canada V6K 2W6, telephone (604) 817-8095. Our Nevada office is located at 50 West Liberty Street, Suite 880, Las Vegas, Nevada, 89501. Our fiscal year end is March 31.

The Offering

<TABLE>

<S>	<C>
Securities Offered................	1,500,000 shares of common stock.
Offering Price....................	The shares are offered at $0.05 per share for total gross offering proceeds of $75,000.00.
Terms Of The Offering............	There is no minimum offering. Accordingly, as shares are sold, we will use the money raised for our activities. The offering will remain open for 90 days, or an additional 60 days at the sole discretion of our management, unless the total proceeds are earlier received or we determine, in our sole discretion to cease selling efforts.
Net Proceeds Our Company..........	$75,000.00
Use Of Proceeds...................	We will use the proceeds to pay for offering expenses, research and exploration.

</TABLE>

RISK FACTORS

THERE MAY BE NO MINERALS ON OUR PROPERTY. We must conduct exploration to determine what amount of minerals, if any, exist on our property, and if any minerals which are found can be economically extracted and profitably processed. We do not claim to have any minerals or reserves whatsoever at this time on any of our claims.

OUR COMPANY IS ONLY RECENTLY ORGANIZED WITH NO OPERATING HISTORY WHICH MAKES AN EVALUATION OF US DIFFICULT. Our company was recently organized on May 24, 2000 and is a start-up company. We have no operating history and we do not have any business prior to our organization. As of March 31, we had incurred losses of $7,301 and we expect losses to continue.

<PAGE>

There is nothing at this time on which to base an assumption that our business plan will prove successful, and there is no assurance that we will be able to operate profitably. You should not invest in this offering unless you can afford to lose your entire investment.

BECAUSE OF OUR LACK OF FUNDS AND PAST LOSSES, OUR INDEPENDENT ACCOUNTANTS' AUDIT REPORT STATES THAT THERE IS SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN. Our independent certified public accountants have pointed out that we have incurred losses since our inception and have not yet been successful in establishing profitable operations, raising substantial doubt about our ability to continue as a going concern. Therefore, our ability to continue as a going concern is highly dependent upon obtaining additional financing for our planned operations. If we are unable to raise additional capital then you may lose your entire investment.

WE ARE DEPENDENT UPON THIS OFFERING TO BE ABLE TO IMPLEMENT OUR BUSINESS PLAN AND OUR LACK OF REVENUES AND PROFITS MAY MAKE OBTAINING ADDITIONAL CAPITAL MORE DIFFICULT. We presently have no significant operating capital and we are totally dependent upon receipt of the proceeds of this offering to provide the capital necessary to commence our proposed business. Upon completion of the offering, the amount of capital available to us will still be extremely limited, especially if less than the total amount of the offering is raised since this is not an underwritten offering. We have no commitments for additional cash funding beyond the proceeds expected to be received from this offering. In the event that the proceeds from this offering are not sufficient given the capital-intensive nature of our business, we may need to seek additional financing from commercial lenders or other sources, for which we presently have no commitments or arrangements.

WE MUST LIMIT OUR EXPLORATION BECAUSE WE ARE SMALL AND DO NOT HAVE MUCH CAPITAL. There are other larger exploration companies that could and probably would spend more time and money exploring our property.

INVESTORS WILL BE UNABLE TO SELL THEIR SHARES IF A TRADING MARKET DOES NOT DEVELOP. Because there is no public trading market for our common stock, you may not be able to resell your shares. There is no central

<PAGE>

place, like a stock exchange or electronic trading system, to resell your shares. If you do want to resell your shares, you will have to locate a buyer and negotiate your own sale.

MANAGEMENT WILL NOT SPEND FULL TIME ON THE BUSINES OF PRELUDE. Our sole employee, shareholder, officer and director is William Iverson. He will not be employed full time, at least initially, as he is involved with other businesses and has other interests which could give rise to conflicts of interest with respect to carrying out the operations of Prelude.

MANAGEMENT HAS NO EXPERIENCE WITH MINERAL EXPLORATION. Our sole employee, shareholder, officer and director has no experience with mineral exploration and mining. This could detrimentally impact the ability of Prelude to implement its business plan.

USE OF PROCEEDS

The net proceeds to us from the sale of the 1,500,000 shares offered hereby at a public offering price of $0.05 per share will vary depending upon the total number of shares sold. Regardless of the number of shares sold, we expect to incur offering expenses estimated at $18,018.75 for legal, accounting, printing and other costs in connection with the offering.

The table below shows how proceeds from this offering would be used for scenarios where our company sells various amounts of the shares and the priority of the use of net proceeds in the event actual proceeds are not sufficient to accomplish the uses set forth. Pending use, we will invest the net proceeds in investment-grade, short-term, interest bearing securities.

<TABLE>

<S>	<C>	<C>	<C>	<C>
Percent of total shares offered	25% ($)	50% ($)	75% ($)	100% ($)
Shares sold	375,000	750,000	1,125,000	1,500,000
Gross proceeds from offering	$18,750.00	$37,500.00	$56,250.00	$75,000.00
Less: Offering Expenses	$18,018.75	$18,018.75	$18,018.75	$18,018.75
Net Offering Proceeds	$731.25	$19,481.25	$38,231.25	$56,981.25
Use of Net Proceeds *				
50 additional claims	$0.00	$15,000.00	$15,000.00	$15,000.00
Lease of third party claims	$0.00	$0.00	$5,000.00	$5,000.00
Rock sampling	$0.00	$0.00	$4,000.00	$4,000.00
Soil sampling	$0.00	$0.00	$6,000.00	$6,000.00
Geologic mapping	$0.00	$0.00	$8,000.00	$8,000.00
Geophysical surveys	$0.00	$0.00	$0.00	$10,000.00
Reporting	$0.00	$0.00	$0.00	$2,000.00
Working Capital *	$731.75	$4,481.25	$231.25	$6,981.25
Total Use of Proceeds	$731.75	$19,481.25	$38,231.25	$56,981.25

</TABLE>

* The use of net proceeds describes the expenses that will be incurred in association with Phase I of our business plan. Phase II of the business plan will not be implemented until the success of Phase I is evaluated to determine whether further exploration work is warranted. For this reason, we will retain as working capital any sums not utilized in Phase I until further financing is obtained for Phase II assuming further exploration work is warranted.

We will not be able to conduct any exploration activities unless approximately 50% of the offering is sold. In addition, unless approximately 50% of the offering is sold, all of our paid in capital will have been utilized to pay the expenses of this offering. Unless at least 25% of the offering is sold, we may not be able to pay the expenses of the offering. It is possible that no proceeds may be raised from this offering. If we are not able to pay our offering expenses we will incur further losses. It is also possible that some, but not all, of the 1,500,000 shares offered will be sold. If fewer than all of the shares are sold, we will have to delay or modify our plan. There can be no assurance that any delay or modification will not adversely affect our development. If we require additional funds to develop our plan, such funds may not be available on terms acceptable to us.

Possible working capital uses include advertising and other ongoing selling, general and administrative expenses, to be determined by our executive officers based upon their assessment of our company's needs.

Any funds not used for the purposes indicated will be used for general working capital. If less than the entire offering is received, funds will be applied according to the priorities outlined above. For example, if less than $20,000 is received, the entire amount will be applied toward legal and accounting fees for this offering as well as quarterly and annual reports required under the Securities Exchange Act of 1934.

DETERMINATION OF OFFERING PRICE

There is no established public market for the shares of common stock being registered. As a result, the offering price and other terms and conditions relative to the shares of common stock offered hereby have been arbitrarily determined by us and do not necessarily bear any relationship to assets, earnings, book value or any other objective criteria of value. In addition, no investment banker, appraiser or other independent, third party has been

<PAGE>

consulted concerning the offering price for the shares or the fairness of the price used for the shares.

DILUTION

You will suffer substantial dilution in the purchase price of your stock compared to the net tangible book value per share immediately after the purchase.

Dilution is the difference between the public offering price of $0.05 per share for the common stock offered herein, and the net tangible book value per share of the common stock immediately after its purchase. Our net tangible book value per share is calculated by subtracting our total liabilities from our total assets less any intangible assets, and then dividing by the number of shares then outstanding.

Our net book value prior to the offering, based on the March 31, 2001 financial statements, was $17,699 or approximately $0.017 per common share. Prior to selling any shares in this offering, we had 1,000,000 shares of common stock outstanding, which were purchased by the founding shareholder for $25,000. We are now offering up to 1,500,000 shares at $0.05 per share. If all shares offered herein are sold, we will have 2,500,000 shares outstanding upon completion of the offering. Our post offering pro forma net book value, which gives effect to receipt of the net proceeds from the offering on all shares sold but does not take into consideration any other changes in our net tangible book value, will be $74,802.75 or approximately $0.029 per share. This would result in dilution to investors in this offering of $0.021 per share, or approximately 42% from the public offering price of $0.05 per share. Net tangible book value per share would increase $0.04 per share for our current shareholder.

Dilution Table

The following table sets forth the estimated net tangible book value ("NTBV") per share after the offering and the dilution to persons purchasing shares based upon various levels of sales achieved:

<TABLE>
<CAPTION>

<S>	375,000 shares sold <C>	750,000 shares sold <C>	1,125,000 shares sold <C>	1,500,000 shares sold <C>
Public offering price/share	$0.05	$0.05	$0.05	$0.50
NTBV/share prior to offering	$0.017	$0.017	$0.017	$0.017
Net proceeds to Prelude*	$731.25	$18,481.25	$38,231.25	$56,981.25
Total shares outstanding	1,375,000	1,750,000	2,125,000	2,500,000
Increase attributable to new shareholders	$0.000	$0.003	$0.009	$0.012
Post offering pro forma NTBV/share	$0.013	$0.020	$0.026	$0.029

</TABLE>

Comparative Data

The following table sets forth with respect to existing shareholders and new investors, a comparison of the number of shares of common stock acquired from our company, the percentage ownership of such shares, the total consideration paid, the percentage of total consideration paid and the average price per share.

<TABLE>
<CAPTION>

	Shares Purchased	Total Consideration

	Number	Percent	Amount	Percent	Average Price Per Share
<S>	<C>	<C>	<C>	<C>	
Existing shareholder William Iverson	1,000,000	40%	$25,000	25%	$0.025
New investors*	1,500,000	60%	$75,000	75%	$0.050
Total	2,500,000	100%	$100,000	100%	$0.040

</TABLE>

----

* It is possible we may not sell any of the shares, in which case the proceeds to Prelude will be $0.

PLAN OF DISTRIBUTION

<PAGE>

General

The following discussion addresses the material terms of the plan of distribution.

We are offering up to 1,500,000 shares of our common stock at a price of $0.05 per share to be sold by Mr. Iverson, our principal executive officer and director. This will be the only method of distribution. Prelude does not intend to make any distribution through an underwriter or on the Internet. The shares will be sold through our principal executive officer and director, so no compensation will be paid with respect to those sales, except for reimbursement of expenses actually incurred on behalf of our company in connection with such activities. Since this offering is conducted as a direct participation offering, there can be no assurance that any of the shares will be sold. A subscription agreement, the form of which is attached to this prospectus, will be required to be submitted by all purchasers of the shares. The offering will not be sold to officers, directors or affiliates of Prelude. The minimum purchase is 50,000 shares at $.05 per share or $1,250.00.

There is currently no market for any of our shares and no assurances are given that a public market for such securities will develop after the closing of this offering or be sustained if developed. While we plan following the closing of this offering to take affirmative steps to request or encourage one or more broker/dealers to act as a market maker for our securities, no such efforts have yet been undertaken and no assurances are given that any such efforts will prove successful. As such, investors may not be able to readily dispose of any shares purchased hereby.

Our president, Mr. Iverson, who is an associated person of us as that term is defined in Rule 3a4-1 under the Exchange Act, shall conduct the offering. Mr. Iverson is deemed not to be a broker for the following reasons:

•He is not subject to a statutory disqualification as that term is defined in Section 3(a)(39) of the Exchange Act at the time of his participation in the sale of our securities.

•He will not be compensated for his participation in the sale of our securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.

•He is not an associated person of a broker or dealers at the time of his participation in the sale of our securities.

•He will restrict his participation to the following activities:

A. Preparing any written communication or delivering any communication through the mails or other means that does not involve oral solicitation by him of a potential purchaser;

B. Responding to inquiries of potential purchasers in a communication initiated by the potential purchasers, provided however, that the content of responses are limited to information contained in a registration statement filed under the Securities Act or other offering document;

<PAGE>

C. Performing ministerial and clerical work involved in effecting any transaction.

As of the date of this prospectus, no broker has been retained by us for the sale of securities being offered. In the event a broker who may be deemed an underwriter is retained by us, an amendment to our registration statement will be filed.

The offering will remain open for a period of 90 days or an additional 60 days at our sole discretion, unless the entire gross proceeds are earlier received or we decide, in our sole discretion, to cease selling efforts. Our officers, directors and stockholders and their affiliates may purchase shares in this offering.

No Escrow Of Proceeds

There is no escrow of any of the proceeds of this offering. Accordingly, we will have use of such funds once we accept a subscription and funds have cleared. Such funds shall be non-refundable to subscribers except as may be required by applicable law.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under the "Prospectus Summary," "Risk Factors," "Management Discussion and Analysis or Plan of Operation," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievement expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "intend", "expects," "plan," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

None of these forward-looking statements refer to exploration, development, production or other anticipated mining activity.

LEGAL PROCEEDINGS

We are not a party to or aware of any threatened litigation of a material nature.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

<PAGE>

Executive Officers And Directors

The following table sets forth the directors and executive officers of our company, their ages, term served and all officers and positions with our company. A director is elected for a period of one year and thereafter serves until his or her successor is duly elected by the stockholders and qualifies. Officers and other employees serve at the will of the Board of Directors.

There are no arrangements or understandings regarding the length of time a director of our company is to serve in such a capacity. Our director holds no directorships in any other company subject to the reporting requirements of the Securities Exchange Act of 1934.

<TABLE>
<CAPTION>

Name of Director	Age	Term Served	Positions with Company
<S>	<C>	<C>	<C>
William Iverson	40	Since inception	President, Secretary-Treasurer & Director

</TABLE>

Mr. Iverson will serve as management of our company. A brief description of his background and business experience is as follows:

Mr. Iverson has been the President, Secretary-Treasurer and Director since our company's inception on May 24, 2000. Since November 1999, Mr. Iverson has been employed by First Quantum Minerals Corporation of Vancouver, British Columbia where performs corporate relations services. From November 1999 to February 2000 Mr. Iverson was also employed by Nevada Pacific Gold, Ltd. From January 1996 to August 1997, Mr. Iverson was employed by Treminco Resources, Ltd., a mining company located in Vancouver, British Columbia, where he performed corporate development services. From October 1997 to November 1998, Mr. Iverson was employed by Cee Bee Natural Gas, Ltd. Mr. Iverson will continue to serve in his present positions with Prelude until the next annual meeting of shareholders and devote approximately 15 hours per week of his time to the Prelude.

Executive Compensation

Our sole director does not currently receive and has never received any compensation for serving as a director to date. In addition, at present, there are no ongoing plans or arrangements for compensation of any of our officers. However, we expect to adopt a plan of reasonable compensation to our officers and employees when and if we become operational and profitable.

The following table sets forth all compensation awarded to, earned by, or paid for services rendered to us in all capacities during the period ended March 31, 2001, by Mr. Iverson, our sole executive officer.

Summary Compensation Table
Long-Term Compensation Awards

<TABLE>
<CAPTION>

Name and Principal Position	Compensation-2001 Salary	($)Bonus	($)Number of shares Underlying Options (#)
<S>	<C>	<C>	<C>
William Iverson President	None	None	None

</TABLE>

<PAGE>

We do not presently have a stock option plan but intend to develop an incentive based stock option plan for our officers and directors in the future and may reserve up to ten percent of our outstanding shares of common stock for that purpose.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our company's common stock with respect to each named director and executive officer of our company, each person known to our company to be the beneficial owner of more than five percent (5%) of said securities, and all directors and executive officers of our company as a group:

<TABLE>
<CAPTION>

Name and Address	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class	% After Offering
<S>	<C>	<C>	<C>	<C>
William Iverson 2585 West 14th Avenue Vancouver, B.C. V6K 2W6	Common	1,000,000 shares	100%	25%
All officers & directors as a group (1 person)	Common	1,000,000 shares	100%	25%

</TABLE>

Prior to the sale of any shares in this offering, Mr. Iverson was the only shareholders of Prelude.

DESCRIPTION OF SECURITIES

The shares registered pursuant to the registration statement of which this prospectus is a part are shares of common stock, all of the same class and entitled to the same rights and privileges as all other shares of common stock.

Common Stock

Prelude is presently authorized to issue 45,000,000 shares of $.001 par value common stock. The holders of common stock, including the shares offered hereby, are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefore. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities of our company nor are any common shares subject to redemption or convertible into other securities of our company. Upon liquidation, dissolution or winding up of our company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of our company's common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Prelude has reserved from its authorized but unissued shares a

<PAGE>

sufficient number of shares of common stock for issuance of the shares beneficially owned shares for at least two years may resell their shares without compliance with the foregoing requirements. In meeting the one-and two-year holding periods described above, a holder of shares can include the holding periods of a prior owner who was not an affiliate. The one-and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the shares from the issuer or an affiliate. Rule 701 provides that currently outstanding shares of common stock acquired under our employee compensation plans, and shares of common stock acquired upon exercise of presently outstanding options granted under these plans, may be resold beginning 90 days after the date of this prospectus:

- by persons, other than affiliates, subject only to the manner of sale provisions of Rule 144, and
- by affiliates under Rule 144 without compliance with its one-year minimum holding period, subject to some limitations.

There is presently no agreement by any holder, including our "affiliates", of "restricted" shares not to sell their shares.

Penny Stock Regulation

Our shares will probably be subject to the Penny Stock Reform Act of 1990 which may potentially decrease your ability to easily transfer our

<PAGE>

shares. Broker-dealer practices in connection with transactions in "penny stocks" are regulated. Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. As our shares immediately following this offering will likely be subject to such penny stock rules, investors in this offering will in all likelihood find it more difficult to sell their securities.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our articles of incorporation contains provisions permitted under the Nevada Corporations Code relating to the liability of directors. The provisions eliminate a director's liability to stockholders for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, including the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Our certificate of incorporation also contains provisions obligating us to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Nevada. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

Following the close of this offering, we will be subject to the State of Nevada's business combination statute. In general, the statute prohibits a publicly held Nevada corporation from engaging in a business combination with a person who is an interested stockholder for a period of three years after the date of the transaction in which that person became an interested stockholder, unless the business combination is approved in a prescribed manner. A business combination includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates, owns, or, within three years prior to the proposed business combination, did own 15% or more of our voting stock. The statute could prohibit or delay mergers or other takeovers or change in control attempts and accordingly, may discourage attempts to acquire us.

As permitted by Nevada law under Nevada Revised Statutes 78.037, we intend to eliminate the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duties as directors, subject to exceptions. In addition, our bylaws provide that we are required to indemnify our officers and directors, employees and agents under circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we would be required to advance expenses to our officers and directors as incurred in proceedings against them for which

<PAGE>

they may be indemnified. The bylaws provide that we, among other things, will indemnify officers and directors, employees and agents against liabilities that may arise by reason of their status or service as directors, officers, offered hereby. The shares of common stock issuable upon subscription of the offering will be, when issued in accordance with the terms of the offering, fully paid and non-assessable.

Preferred Stock

Prelude is also presently authorized to issue 5,000,000 shares of $.001 par value preferred stock. No preferred stock has been issued as of this date and management has no current plans to issue preferred stock to any investor. Under our company's articles of incorporation, as amended, the Board of Directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and issue the preferred stock in such one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control of our company without further shareholder action and may adversely effect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The Board of Directors effects a designation of each series of preferred stock by filing with the Nevada Secretary of State a Certificate of Designation defining the rights and preferences of each such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Nevada Secretary of State, or copies thereof may be obtained from our company.

Options and Warrants

We do not presently have any options or warrants authorized or any securities that may be convertible into common stock. However, our board of directors may later determine to authorize options and warrants for our company.

Dividend Policy

We have not previously paid any cash dividends on our common stock and do not anticipate or contemplate paying dividends on our common stock in the foreseeable future. Our present intention is to utilize all available funds for the development of our business. There is no assurance that we will ever have excess funds available for the payment of dividends. The only legal restrictions that limit the ability to pay dividends on common equity or that are likely to do so in the future, are those restrictions imposed by state laws. Under Nevada corporate law, no dividends or other distributions may be made which would render our company insolvent or reduce assets to less than the sum of its liabilities plus the amount needed to satisfy any outstanding liquidation preferences.

Transfer Agent

We intend to use Nevada Agency And Trust Company, 50 West Liberty Street, Suite 880, Reno, NV 89501 as our transfer agent and registrar for the common stock upon completion of the offering.

<PAGE>

Shares Eligible For Future Sale

Upon completion of this offering, we will have 2,500,000 shares of common stock outstanding, if we sell all of the shares in this offering. Of these shares, the 1,500,000 shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933.

The remaining 1,000,000 of common stock held by the existing stockholder were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Of these shares, 80,000 shares will become eligible for sale on October 11, 2001, 140,000 shares will become eligible for sale on November 7, 2000, and 780,000 shares will become eligible for sale on April 11, 2001, all subject to the limitations of Rule 144. We cannot predict the effect, if any, that offers or sales of these shares would have on the market price. Nevertheless, sales of significant amounts of restricted securities in the public markets could adversely affect the fair market price of the shares, as well as impair our ability to raise capital through the issuance of additional equity shares.

In general, under Rule 144, a person who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (1) one percent of the then outstanding shares of common stock or (2) the average weekly trading volume in the common stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of the sale is filed, provided several requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock which are not restricted securities.

Under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has or employees, other than liabilities arising from willful misconduct, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of ours in which indemnification would be required or permitted. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

We have agreed to the fullest extent permitted by applicable law, to indemnify all our officers and directors. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

CERTAIN TRANSACTIONS

In connection with the organization of Prelude, Mr. Iverson, the founding shareholder, President, Secretary-Treasurer and Director of our company, paid $2,000 cash on October 11, 2000, $3,500 cash on November 7, 2000, $19,500.00 cash on April 11, 2001, to purchase an aggregate of 1,000,000 shares of common stock at $.025 per share.

Prelude presently has no office facilities but for the time being will use as its business address the office of Mr. Iverson on a rent free basis, until such time as the business operations of our company may require more extensive facilities and our company has the financial ability to rent commercial office space. There is presently no formal written agreement for the use of such facilities, and no assurance that such facilities will be available to our company on such a basis for any specific length of time.

We have no formal written employment agreement or other contracts with our officer, and there is no assurance that the services to be provided by them, and facilities to be provided by Mr. Iverson, will be available for any specific length of time in the future. Mr. Iverson anticipates initially devoting up to approximately 15 hours per week of his time to the affairs of our company. If and when the business operations of our company increase and a more extensive time commitment is needed, Mr. Iverson is prepared to devote more time to our company, in the event that becomes necessary. The amounts of compensation and other terms of any full time employment arrangements with our company would be determined if and when such arrangements become necessary.

BUSINESS

History And Organization

Prelude Ventures, Inc. (the "Company") was incorporated under the laws of the state of Nevada on May 24, 2000. We have not commenced business operations and we are considered an exploration stage enterprise. To date, our activities have been limited to organizational matters, obtaining a mining engineer's report and the preparation and filing of the registration

<PAGE>

statement of which this prospectus is a part. In connection with the organization of our company, the founding shareholder of our company contributed an aggregate of $25,000 cash in exchange for 1,000,000 shares of common stock. We have no significant assets, and we are totally dependent upon the successful completion of this offering and receipt of the proceeds there from, of which there is no assurance, for the ability to commence our proposed business operations.

Proposed Business

On March 9, 2001, we acquired a 20 year mining lease from Steve Sutherland, the owner of 24 unpatented lode mining claims, sometimes referred to as the Medicine Project, located in Elko County, Nevada. An unpatented claim is one in which more assessment work is necessary before all mineral rights can be claimed. We are presently in the pre-exploration stage and there is no assurance that a commercially viable precious mineral deposit exists in our property until appropriate geological exploration is done and a final comprehensive evaluation concludes that there is economic and legal feasibility to conduct mining operations.

The exploration program proposed by Prelude is designed to determine whether mining operations would be economically feasible. It is uncertain at this time the precise quantity of minerals in the property that would justify actual mining operations. Some of the factors that would be used by us to determine whether to proceed with mining operations would be the data generated by the proposed exploration program. This data will be evaluated to confirm that a mineral deposit is sufficiently defined on three or more sides. Another factor would be investigation into whether a buyer or a market exists for the minerals and the prevailing market price for the minerals.

Under the terms of the lease, Prelude may extend the initial term of 20 years for one additional period of 20 years provided that all conditions of the lease have previously been met. Prelude has the exclusive possession of the property for mining purposes during the term of the lease.

Under the terms of the lease, Prelude must pay an annual royalty as follows, of which the first payment of $5,000 has already been made:

<TABLE>
<CAPTION>
<S> <C>

Anniversary Date	Amount
March 9, 2001	$ 5,000.00
March 9, 2002	$ 7,500.00
March 9, 2003	$10,000.00
March 9, 2004	$20,000.00
March 9, 2004 & thereafter	$50,000.00

</TABLE>

If Prelude fails to meet the above lease payments, the lease may be terminated if the landlord gives written notice of such default. After receipt of default, Prelude has 15 days to cure the default. In addition, the lease may be terminated if Prelude fails to make federal, state, and county maintenance payments or filing fees at least 15 days prior to due date. In that event, the landlord must notify Prelude of a possible default. After 10 days, if the default is not cured the landlord may initiate payment on the claims. Prelude will be able to cure this default by reimbursing all federal, state and county payments made by the landlord plus a 20% penalty within 30 days.

Under applicable federal, state, and county laws and regulations, annual mining claim maintenance or rental fees are required to be paid by Prelude for

<PAGE>

the unpatented mining claims which constitute all or part of the leased property, beginning with the annual assessment work period of September 1, 2001 to September 1, 2002. Prelude must timely and properly pay the federal, state, and county annual mining claim maintenance or rental fees, and must execute and record or file, as applicable, proof of payment of the federal, state, and county annual mining claim maintenance or rental fees and the landlord's intention to hold the unpatented mining claims. If Prelude does not terminate the agreement before June 1 of any subsequent lease year, Prelude will be obligated either to pay the federal, state, and local annual mining claim maintenance or rental fees for the property due that year or to reimburse the landlord.

Prelude also has the right to buy out the landlord's interest in exchange for a payment of $5,000,000 from which royalty payments made up to the time of the buyout may be deducted. If a buyout occurs, Prelude must also pay the landlord a perpetual 0.5% royalty on all minerals recovered from the property.

The lease may be terminated at any time by Prelude provided that we give written notice 30 days prior to relinquishing the leased property. In the event Prelude desires to terminate the agreement after June 1 of any year, we are responsible for all federal, state, and county maintenance and filing fees for the next assessment year regarding the leased property. In addition, we must deliver to the landlord in reproducible form all data generated or obtained for the leased property, whether factual or interpretive. Finally, we must quitclaim to the landlord all claims located or acquired by us.

Our business activities to date have been restricted to obtaining a report from our mining engineer, Edward P. Jucevic and preparing this offering. Mr. Jucevic's report details the geological and mining history of the claims leased by Prelude, including the land status, climate, geology and mineralization. In preparing his report, Mr. Jucevic did not perform any actual field work on the claims. Instead, he examined the available literature on the claims and relied exclusively on Nevada Bureau of Mines & Geology Bulletin 106 written in 1991 by D.D. LaPointe, J.V. Tingley and R.B. Jones. Mr. Jucevic believes that based upon previous mining activity in the area, sufficient evidence exists to warrant further exploration on the leased property which could then lead to actual mining operations.

The property leased by Prelude is located in Elko County, Nevada and comprises 24 unpatented claims. Mr. Jucevic has concluded that the claims demonstrate a potential for surface-mineable oxidized-zinc deposits and surface-mineable heap leachable silver deposits. Heap leaching is a process for the extraction of valuable minerals utilizing chemical solutions that percolate through crushed ore. A two phase exploration and drilling program has been proposed. Phase 1, including a recommendation to stake four neighboring targets, with estimated costs of $50,000, followed by a Phase 2 with estimated costs of $100,000. The purpose of this offering is to finance the implementation of Phase I.

Location and Access

The leased property is located in Elko County, Nevada, approximately 50 airline miles southeast of the town of Elko, Nevada. Access from Elko, Nevada is obtained by driving 20 miles on I-80 to Halleck, Nevada and then turning southeast on paved Highway 229 f or forty-two miles through Secret Pass across the Ruby Mountains and then proceeding about 24 miles south on dirt roads to the property. The claims are in what is known as the Mud Springs mining district.

[Map]

Claim Status

<PAGE>

The claims have been leased by Prelude form Steve Sutherland who currently holds the property via 24 unpatented mining claims located during the month of September 2000. Mr. Sutherland has documentation that all requisite county and United States Bureau of Land Management (BLM) papers have been filed and all fees paid. Two claims not belonging to Mr. Sutherland lie within the claim boundary and are held by a local prospector. Mr. Jucevic believes these two claims are most likely available for lease under reasonable terms. The Sutherland claim block comprises about 460 acres.

Climate And Local Resources

The claims leased by Prelude are located at elevations ranging from 5900 to 7950 feet in gently rolling hills covered with sagebrush and Pinion pines. The climate is temperate with moderate snow cover from December to March. No perennial streams exist on the property. However, groundwater is plentiful. Power lines are located about three miles east of the property. The closest population center is Bishop, located about 48 miles to the northwest.

History Of The Claims

Mr. Jucevic has examined the available literature on the claims. The literature includes Nevada Bureau of Mines and Geology Bulletin 106 and "Mineral Resources of Elko County, Nevada" by D.D. LaPointe, J.V. Tingley and R.B. Jones (1991). According to these sources, base metals and silver were discovered on the property in 1910. Production from high grade veins started as early as 1915. Partial records indicate approximately 350,000 pounds of lead, 15,500 ounces of silver and 1,700 pounds of zinc were produced through 1956. Recent exploration efforts were started in the 1980's by United States Minerals Exploration (USMX), and Cominco American Inc. USMX made 105 drill holes totaling 11,190 feet between 1980 and 1996 which defined a resource containing about 350,000 tons of ore containing silver and significant lead and zinc. Cominco controlled the property for a short time and conducted geophysical surveys which identified several possible ore deposits through the claims area that extend north of the claims.

Our Proposed Exploration Program

We must conduct exploration to determine what amount of minerals, if any, exist on our properties, and if any minerals which are found can be economically extracted and profitably processed. Our exploration program is designed to economically explore and evaluate our claims.

We do not claim to have any minerals or reserves whatsoever at this time on any of our claims. We intend to implement an exploration program and to proceed in the following two phases:

Phase I will involve expanding our block of claims by locating approximately 50 additional claims and acquiring third party claims within the area. We will also take 200 rock samples and 300 soil samples and perform geological mapping and geophysical surveys followed by a written analysis of this exploration. The cost of Phase I will is estimated to be $50,000 and will take approximately two months to complete.

Upon completion of Phase I, we will determine the cost effectiveness of proceeding to Phase II. In making this determination, we will undertake to have our data from Phase I independently verified for accuracy by an independent registered engineer to confirm the existence of mineral deposits. In addition, we will make investigations into whether a buyer or a market exists for our mineral products and analyze whether the minerals can be extracted by us for a profit.

<PAGE>

Phase II will consist of substantial test drilling of a total of 5,000 feet to determine the extent, depth and dip of ore discovered in Phase I. It is anticipated that Phase II will cost $100,000 and will also take approximately two months to complete.

Competitive Factors

The mineral industry is fragmented. We compete with other exploration companies looking for a variety of mineral reserves. We may be one of the smallest exploration companies in existence. Although we will be competing with other exploration companies, there is no competition for the exploration or removal of minerals from our property. Readily available markets exist in North America and around the world for the sale of minerals. Therefore, we intend to develop mining claims to the production point in which major mining production companies would seriously consider pursuing the property as a valuable and significant acquisition.

Regulations

We will secure all necessary permits for exploration and, if development is warranted on the property, will file final plans of operation before we start any mining operations. We anticipate no discharge of water into active stream, creek, river, lake or any other body of water regulated by environmental law or regulation. No endangered species will be disturbed. Restoration of the disturbed land will be completed according to law. All holes, pits and shafts will be sealed upon abandonment of the property. It is difficult to estimate the cost of compliance with the environmental law since the full nature and extent of our proposed activities cannot be determined until we start our operations and know what that will involve from an environmental standpoint.

The initial drilling program outlined in Phase I will be conducted on BLM lands. The BLM will require the submittal of a plan of operation which would be used as the basis for the bonding requirement, water permit and reclamation program. The reclamation program could include both surface reclamation and drill hole plugging and abandonment. The amount of the bonding would be based upon an estimate by the BLM related to the cost of reclamation if done by an independent contractor. The estimate for Phase II reclamation and bonding would depend upon the results of Phase I.

We would be subjected to the BLM rules and regulations governing mining on federal lands including a draft environmental impact statement or EIS, public hearings and a final EIS. The final EIS would address county and state needs and requirements and would cover issues and permit requirements concerning: air quality, heritage resources, geology, energy, noise, soils, surface and ground water, wetlands, use of hazardous chemicals, vegetation, wildlife, recreation, land use, socioeconomic impact, scenic resources, health and welfare, transportation and reclamation. Bonding requirements for mining are developed from the final EIS.

We are in compliance with the all laws and will continue to comply with the laws in the future. We believe that compliance with the laws will not adversely affect our business operations. Prelude anticipates that it will be required to post bonds in the event the expanded work programs involve extensive surface disturbance.

Employees

<PAGE>

Initially, we intend to use the services of subcontractors for manual labor exploration work on our properties. Prelude will consider hiring technical consultants as funds from this offering and additional offerings or revenues from operations in the future permit. At present, our only employee is Mr. Iverson.

Employees and Employment Agreements

At present, we have no employees, other than Mr. Iverson, our president and sole director who has received no compensation for his services. Mr. Iverson does not have an employment agreement with us. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt plans in the future. There are presently no personal benefits available to any employees.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

We are a start-up, exploration stage company and have not yet started our business operations or generated or realized any revenues from our business operations.

Our auditors have issued a going concern opinion. This means that our auditors believe there is doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash from sources other than the sale of minerals found on our property. Our only other source for cash at this time is investments by others in our company. We must raise cash to implement our project and stay in business.

To meet our need for cash we are attempting to raise money from this offering. There is no assurance that we will be able to raise enough money through this offering to stay in business. Whatever money we do raise will be applied first to exploration and then to development, if development is warranted. If we do not raise all of the money we need from this offering, we will have to find alternative sources, like a second public offering, a private placement of securities, or loans from our officers or others. At the present time, we have not made any arrangements to raise additional cash, other than through this offering. If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash, or cease operations entirely.

We will be conducting research in connection with the exploration of our property. We are not going to buy or sell any plant or significant equipment. We do not expect a change in our number of employees.

Limited Operating History; Need for Additional Capital

There is no historical financial information about our company upon which to base an evaluation of our performance. We are an exploration stage company and have not generated any revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our properties, and possible cost overruns due to price and cost increases in services.

<PAGE>

To become profitable and competitive, we conduct research and exploration of our properties. We are seeking equity financing to provide for the capital required to implement our research and exploration phases.

We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.

Results of Operations

From Inception on May 24, 2000

We just recently acquired our first interest in lode mining claims. At this time we have not yet commenced the research and/or exploration stage of our mining operations on that property. We have paid $5,000 for a mining lease. As of March 31, 2001 we have experienced operating losses of $7,301.

Plan of Operations

Since inception, we have used our common stock to raise money for our property acquisition, for corporate expenses and to repay outstanding indebtedness. Net cash provided by financing activities from inception on May 24, 2000 to March 31, 2001 was $5,500 as a result of proceeds received from our president and sole director. On April 11, 2001 we received additional cash financing of $19,500 as a result of proceeds received from our president and sole director. Our business activities to date have been restricted to obtaining a mining engineer's report and preparing this offering.

Prelude's plan of operations for the next twelve months is to undertake Phase I of our exploration program. We can commence Phase I assuming at least 50% of the offering is sold. However, the total cost of Phase I is estimated to be $50,000.00 and therefore can not be completed unless nearly all of the offering is sold. We have no plan to engage in any alternative business if Prelude ceases or suspends operations as a result of not having enough money to complete any phase of the exploration program.

Phase I will involve staking of 50 additional claims at a cost of $15,000. Obtaining leases for third party claims in the area is estimated to cost $5,000. We will then initiate rock sampling at a cost of $4,000 and soil sampling at a cost of $6,000 in areas of potential interest that indicate the presence of ore. Thereafter, geological mapping will be conducted that will cost approximately $10,000 along with geophysical surveying that will cost approximately $2,000. The total cost of Phase I will is estimated to be $50,000 and will take approximately two months to complete.

Upon completion of Phase I, we will determine the cost effectiveness of proceeding to Phase II. We will undertake to have our data from Phase I independently verified for accuracy by an independent registered engineer to confirm the existence of mineral deposits. In addition, we will make investigations into whether a buyer or a market exists for our mineral products and analyze whether the minerals can be extracted by us for a profit.

This offering will only be adequate to finance Phase I. Assuming we decide to proceed with Phase II, we will be required to obtain additional financing. Phase II will consist of extensive drilling totaling approximately 5,000 feet which is estimated to cost $100,000 to determine the extent, depth and dip of

<PAGE>

ore discovered in Phase I. Phase II will take approximately two months to complete.

Liquidity and Capital Resources

As of the date of this registration statement, we have yet to generate any revenues from our business operations. Since our inception, Mr. Iverson has paid $25,000 in cash in exchange for 1,000,000 shares of common stock. This money has been utilized for organizational and start-up costs and as operating capital. As of March 31, 2001 we had sustained operating losses of $7,301.00.

We will be required to sell at least 50% of this offering before commencing Phase I of our planned exploration program. In addition, unless more than 90% of the offering is sold, we will not be able to complete Phase I. Assuming sufficient funds are raised in this offering to complete Phase I, we will be able evaluate within the next 12 months whether to proceed with Phase II. Should we decide to proceed with Phase II, we will be required to raise an additional $100,000.00.

According to the terms or our mining lease, we are obligated by March 9, 2002 to pay a minimum royalty of $7,500. We will be required to renegotiate the terms of the mineral lease in the event we are unable to raise sufficient funds in time to meet this obligation.

LEGAL MATTERS

The validity of the shares offered under this prospectus is being passed upon for us by Kennan E. Kaeder, Attorney at Law, Suite 1904, 110 West C Street, San Diego, California 92101.

EXPERTS

The financial statements of Prelude Ventures, Inc. for the period from inception on May 24, 2000 through March 31, 2001 included in this prospectus have been examined Amisano Hanson, Suite 604-750 West Pender Street, Vancouver, Canada V6C 2T7, independent certified public accountants, as indicated in their report, and are included in this prospectus in reliance on the report given upon the authority of that firm as experts in accounting and auditing.

AVAILABLE INFORMATION

We are filing a registration statement on Form SB-2 with the United States Securities and Exchange Commission, under the Securities Act of 1933, covering the securities in this offering. As permitted by rules and regulations of the Commission, this prospectus does not contain all of the information in the registration statement. For further information regarding both Prelude Ventures and the securities in this offering, we refer you to the registration statement, including all exhibits and schedules, which may be inspected without charge at the public reference facilities of the Commission's Washington, D.C. office, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies may be obtained upon request and payment of prescribed fees.

As of the effective date of this prospectus, we will become subject to the information requirements of the Securities Exchange Act of 1934. Accordingly, we will file reports and other information with the Commission. These materials will be available for inspection and copying at the public

<PAGE>

reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Pacific Regional Office 5670 Wilshire Boulevard, 11th Floor Los Angeles, CA 90036-3648. Copies of the material may be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet Web site located at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file reports electronically with the Commission. The site is accessible by the public through any Internet access service provider.

Copies of our Annual, Quarterly and other Reports filed with the Commission, starting with the Quarterly Report for the first quarter ended after the date of this prospectus (due 45 days after the end of the quarter) will also be available upon request, without charge, by writing Prelude Ventures, Inc. 207-1425 Marine Drive, West Vancouver, B.C., V7T 1B9.

<PAGE>

PART F/S

PRELUDE VENTURES, INC.
(An Exploration Stage Company)

FINANCIAL STATEMENTS

CONTENTS

<TABLE>
<CAPTION>

</TABLE>

<PAGE>

INDEPENDENT AUDITORS' REPORT

To the Stockholders,

Prelude Ventures, Inc.

We have audited the accompanying balance sheet of Prelude Ventures, Inc. (An Exploration Stage Company) as at March 31, 2001 and the statements of operations, stockholders' equity and cash flows for the period May 24, 2000 (Date of Incorporation) to March 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of Prelude Ventures, Inc. as at March 31, 2001 and the results of its operations and its cash flows for the period from May 24, 2000 (Date of Incorporation) to March 31, 2001, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the company will continue as a going concern. As discussed in Note 1 to the financial statements, the company is in the exploration stage, and has no established source of revenue and is dependent on its ability to raise capital from shareholders or other sources to sustain operations. These factors, along with other matters as set forth in Note 1, raise substantial doubt that the company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada
April 27, 2001

"Amisano Hanson"
Chartered Accountants

<PAGE>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)
BALANCE SHEET
March 31, 2001
(STATED IN US DOLLARS)

<TABLE>
<CAPTION>

<S>	<C> 2001
ASSETS	
Current	
Cash	$ 396
Share subscription receivable - Note 6	19,500
	$ 19,896
LIABILITIES	
Current	
Accounts payable	$ 2,197
STOCKHOLDERS' EQUITY	
Preferred stock, $0.001 par value 5,000,000 shares authorized, none outstanding	
Common stock, $0.001 par value 45,000,000 shares authorized 1,000,000 shares outstanding	25,000
Deficit accumulated during the exploration stage	(7,301)
	17,699
	$ 19,896

Nature and Continuance of Operations - Note 1
Subsequent Events - Note 6
</TABLE>

APPROVED BY THE DIRECTOR:

, Director

F-2

SEE ACCOMPANYING NOTES

<PAGE>

STATEMENT OF OPERATIONS
for the period May 24, 2000 (Date of Incorporation) to March 31, 2001
(STATED IN US DOLLARS)

<TABLE>
<CAPTION>

<S>	<C> May 24, 2000 (Date of Incorporation) to March 31, 2001
Expenses	
Bank charges	$ 104
Management fees	5,000
Professional fees	2,197
Net loss for the period	$ 7,301
Loss per share	$ 0.01
Weighted average number of shares outstanding	549,839

</TABLE>

F-3

SEE ACCOMPANYING NOTES

<PAGE>

STATEMENT OF CASH FLOWS
for the period May 24, 2000 (Date of Incorporation) to March 31, 2001
(STATED IN US DOLLARS)

<TABLE>
<CAPTION>

<S>	<C> May 24, 2000 (Date of Incorporation) to March 31, 2001
Cash Flows from Operating Activities	
Net loss for the period	$ (7,301)
Changes in non-cash working capital balances related to operations	
Share subscription receivable	(19,500)
Accounts payable	2,197
	(24,604)
Cash Flows from Financing Activity	
Capital stock subscribed	25,000
Increase in cash during the period	396
Cash, beginning of the period	-
Cash, end of the period	$ 396

</TABLE>

F-4

SEE ACCOMPANYING NOTES

<PAGE>

STATEMENT OF STOCKHOLDERS' EQUITY
for the period May 24, 2000 (Date of Incorporation) to March 31, 2001
(STATED IN US DOLLARS)

<TABLE>
<CAPTION>

	COMMON SHARES	Additional Paid-in	Deficit Accumulated During the Exploration

	#	PAR VALUE	CAPITAL	STAGE	TOTAL
<S>	<C>	<C>	<C>	<C>	<C>
Capital stock subscribed pursuant to an offering memorandum, for cash - at $0.025	1,000,000	$ 1,000	$ 24,000	$ -	$ 25,000
Net loss for the period	-	-	-	(7,301)	(7,301)
Balance, as at March 31, 2001	1,000,000	$ 1,000	$ 24,000	$(7,301)	$ 17,699

</TABLE>

SEE ACCOMPANYING NOTES

<PAGE>

NOTES TO THE FINANCIAL STATEMENTS
for the period May 24, 2000 (Date of Incorporation) to March 31, 2001
(STATED IN US DOLLARS)

Note 1 NATURE AND CONTINUANCE OF OPERATIONS

The company is in the exploration stage. The company has entered into a lease agreement to explore and mine a resource property located in the state of Nevada, United States of America and has not yet determined whether this property contains reserves that are economically recoverable. The recoverability of amounts from the resource property will be dependent upon the discovery of economically recoverable reserves, confirmation of the company's interest in the underlying property, the ability of the company to obtain necessary financing to satisfy the expenditure requirements under the resource property agreement and to complete the development of the property and upon future profitable production or proceeds for the sale thereof.

These financial statements have been prepared on a going concern basis. The company has accumulated a deficit of $7,301 since inception. Its ability to continue as a going concern is dependent upon the ability of the company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The company was incorporated in Nevada on May 24, 2000.

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the company have been prepared in accordance with generally accepted accounting principles in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may vary from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

EXCHANGE ACT GUIDE 7

The Securities and Exchange Commission's Exchange Act Guide 7 "Description of property by issuers engaged or to be engaged in significant mining operations" requires that mining companies in the exploration stage should not refer to themselves as development stage companies in the financial statements, even though such companies should comply with Financial Accounting Standard Board Statement No. 7, if applicable. Accordingly, the company has not been referred to as being a development stage company.

<PAGE>

RESOURCE PROPERTIES

The acquisitions of resource properties are initially recorded at cost. Producing mineral properties are depleted over their estimated useful lives based upon a method relating recoverable mineral reserves to production. Non-producing mineral properties that the company abandons interest in are written-off in the year of abandonment. Exploration costs are expensed as incurred.

ENVIRONMENTAL COSTS

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the company's commitments to plan of action based on the then known facts.

INCOME TAXES

The company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards, No. 109 "Accounting for Income Taxes".

BASIC LOSS PER SHARE

The company reports basic loss per share in accordance with the Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Basic loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share has not been provided as it would be antidilutive.

FAIR VALUE OF FINANCIAL INSTRUMENT

The carrying value of cash, share subscriptions receivable and accounts payable approximates fair value because of the short maturity of these instruments.

<PAGE>

Note 3 DEFERRED TAX ASSETS

The Financial Accounting Standards Board issued Statement Number 109 in Accounting for Income Taxes ("FAS 109") which is effective for fiscal years beginning after March 15, 1992. FAS 109 requires the use of the asset and liability method of accounting of income taxes. Under the assets and liability method of FAS 109, deferred tax assts and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The following table summarizes the significant components of the company's deferred tax assets:

<TABLE>
<CAPTION>

<S>	<C> TOTAL
Deferred Tax Assets	
Non-capital loss carryforward	$ 7,301
Gross deferred tax assets	$ 3,651
Valuation allowance for deferred tax asset	(3,651)
	$ -

</TABLE>

The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards that is likely to be realized from future operations. The company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry.

Note 4 INCOME TAXES

No provision for income taxes has been provided in these financial statements due to the net loss. At March 31, 2001 the company has net operating loss carryforwards, which expire commencing in 2021, totalling approximately $7,301, the benefit of which has not been recorded in the financial statements.

<PAGE>

Page 4

Note 5 NEW ACCOUNTING STANDARD

In June 1998, the Financial Accounting Standards board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which standardized the accounting for derivative instruments. SFAS is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. Adopting this standard will not have a significant impact on the company's financial positions, results of operations or cash flows.

Note 6 SUBSEQUENT EVENTS

i) By a lease letter agreement effective April 11, 2001 the company was granted the exclusive right to explore, develop and mine the Medicine Project resource property located in Elko County of the State of Nevada for a 3% net smelter return production royalty. This amount will be reduced by any amounts paid under the following minimum advance royalty payments:

- $5,000 upon execution (paid April 11, 2001);
- $7,500 on April 11, 2002;
- $10,000 on April 11, 2003
- $20,000 on April 11, 2004
- $50,000 on April 11, 2005 and every April 11 thereafter

The company is also required to pay all federal and state mining claim maintenance fees for any year in which this agreement is maintained in good standing after June 1. The company is required to perform reclamation work on the property as required by federal, state and local law for disturbances resulting from the company's activities on the property.

The term of the lease is for 20 years, with automatic extensions so long as the conditions of the lease are met.

ii) The share subscription receivable outstanding at March 31, 2001 of $19,500 was received. This receivable was due from a director and officer of the company.

<PAGE>

PRELUDE VENTURES, INC.
(An Exploration Stage Company)

1,500,000 Shares

Common Stock

$0.05 Per Share

PROSPECTUS

PRELUDE VENTURES, INC.
2585 West 14th Avenue
Vancouver, BC, Canada V6K 2W6

__________, 2001

<PAGE>

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 21. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, director or officer of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

1. Article XII of the articles of incorporation of Prelude, filed as Exhibit 3.1 to the Registration Statement.

2. Article XI of the bylaws of Prelude, filed as Exhibit 3.2 to the Registration Statement.

3. Nevada Revised Statutes, Chapter 78.

The general effect of the foregoing is to indemnify a control person, officer or director from liability, thereby making Prelude responsible for any expenses or damages incurred by such control person, officer or director in any action brought against them based on their conduct in such capacity, provided they did not engage in fraud or criminal activity.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*

The following table sets forth all estimated costs and expenses, other than underwriting discounts, commissions and expense allowances, payable by the issuer in connection with the maximum offering for the securities included in this registration statement:

<TABLE>
<CAPTION>

<S>	Amount* <C>
SEC Registration fee	$18.75
Blue sky fees and expenses	$1,000.00
Legal fees and expenses	$10,000.00
Printing and shipping expenses	$1,000.00
Accounting fees and expenses	$5,000.00
Transfer and Miscellaneous expenses	$1,000.00
Total	$18,018.75

</TABLE>

* All expenses are estimated except the Commission filing fee.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES.

The following sets forth information relating to all previous sales of Common stock by the Registrant which sales were not registered under the Securities Act of 1933.

In connection with the organization of Prelude, our founding shareholder, William Iverson, has paid an aggregate of $25,000 cash to purchase 1,000,000 shares of common stock of our company. This transaction was not registered under the Securities Act of 1933 (the "Act") in reliance on the exemption from registration in Section 4(2) of the Act. The securities were offered and sold without any general solicitation to persons affiliated with the issuer. As a founding shareholder, these shares are subject to the resale provisions of Rule 144 and may not be sold or transferred without

<PAGE>

registration except in accordance with Rule 144. Certificates representing the securities bear such a legend.

ITEM 27. EXHIBITS INDEX.

<TABLE>
<CAPTION>

Number ------ <S>	Exhibit Name ------------ <C>
1.1	Subscription Agreement
1.2	Subscription Agreement of William Iverson
3.1	Articles of Incorporation
3.2	By-Laws
4.1	Specimen Stock Certificate
5.1	Opinion Regarding Legality
10.1	Mining Lease
10.2	Mining Claims
23.1	Consent of Amisano Hanson
23.2	Consent of Kennan E. Kaeder
23.3	Consent of Edward P. Jucevic

</TABLE>

All other Exhibits called for by Rule 601 of Regulation S-B are not applicable to this filing. Information pertaining to our common stock is contained in our articles of incorporation and by-Laws.

ITEM 28. UNDERTAKINGS.

The undersigned registrant undertakes:

(1) To file, during any period in which offer or sales are being made, a post-effective amendment to this registration statement:

I. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

II. To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post effective amendment) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement;

III. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to the information in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission any supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred to that section.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to our certificate of incorporation or provisions of Nevada law, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission the indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. If a claim for indemnification against liabilities (other than the payment by the Registrant)of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding is asserted by a director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of the issue.

<PAGE>

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this registration statement to be signed on our behalf by the undersigned, in the City of Vancouver, B.C., on June 25, 2001.

(Registrant)	Prelude Ventures, Inc.
By (signature and title)	/s/ William Iverson
	President, Treasurer, and Director

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

(signature)	/s/ William Iverson
(title)	President, Chief Executive Officer, Secretary, Chairman of the Board
(date)	June 25, 2001
(signature)	/s/ William Iverson
(title)	Principal Financial Officer
(date)	June 25, 2001

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INDEX TO EXHIBITS

SEC REFERENCE NUMBER	TITLE OF DOCUMENT
1.1	Subscription Agreement
1.2	Subscription Agreement of William Iverson
3.1	Articles of Incorporation

3.2	Bylaws
4.1	Specimen Stock Certificate
5.1	Opinion Regarding Legality
10.1	Mining Lease
10.2	Mining Claims
23.1	Consent of Amisano Hanson
23.2	Consent of Kennan E. Kaeder
23.3	Consent of Edward P. Jucevic

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